Exhibit 99.1

As filed with the U.S. Securities and Exchange Commission on December 30, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Gardner Denver Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3560	46-2393770
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew Schiesl, Esq.
Vice President, General Counsel, Chief Compliance Officer and Secretary
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Marni J. Lerner, Esq. Mark D. Pflug, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Evan M. Turtz, Esq. Ingersoll-Rand plc 170/175 Lakeview Dr. Airside Business Park Swords, Co. Dublin Ireland +(353)(0) 18707400	Scott A. Barshay, Esq. Steven J. Williams, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and the date on which all other conditions to the merger described in the enclosed proxy statement/prospectus-information statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.01 per share	212,060,000(1)	[N/A]	$7,780,481,400(2)	$1,009,906.48(3)

(1)	Represents the maximum number of shares of Gardner Denver Holdings, Inc. common stock, par value $0.01 per share, estimated to be issuable upon the completion of the merger described herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(f)(1) and (f)(3) and 457(c) of the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the high and low prices of shares of Gardner Denver Holdings, Inc. common stock into which shares of common stock of Ingersoll-Rand U.S. HoldCo, Inc. will be exchanged in the merger described herein, as reported on the New York Stock Exchange on December 20, 2019.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $129.80 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Gardner Denver Holdings, Inc. (“Gardner Denver”) is filing this registration statement on Form S-4 to register shares of its common stock, par value $0.01 per share, that will be issued in connection with the merger of Charm Merger Sub Inc. (“Merger Sub”), which is a wholly-owned subsidiary of Gardner Denver, with and into Ingersoll-Rand U.S. HoldCo, Inc. (“Ingersoll Rand Industrial”), which is currently a wholly-owned subsidiary of Ingersoll-Rand plc (“Ingersoll Rand”), with Ingersoll Rand Industrial surviving the merger as a wholly-owned subsidiary of Gardner Denver. Pursuant to the instructions on Form S-4, the proxy statement/prospectus-information statement which forms a part of this registration statement is also deemed filed pursuant to Gardner Denver’s obligations under Regulation 14A in connection with Gardner Denver’s special meeting of Gardner Denver stockholders to approve the issuance of Gardner Denver common stock in connection with the merger and related proposals described herein. In addition, Ingersoll Rand Industrial will file a registration statement on Form 10 to register shares of its common stock, par value $0.01 per share, which will be distributed to Ingersoll Rand shareholders pursuant to a spin-off in connection with the merger. In the spin-off, all of Ingersoll Rand shareholders (with certain limited exceptions) would receive a pro rata number of shares of Ingersoll Rand Industrial common stock. Upon distribution, the Ingersoll Rand Industrial common stock will be immediately converted into shares of Gardner Denver common stock in the merger.

The information in this proxy statement/prospectus-information statement is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus-information statement until the registration statement filed with the Securities and Exchange Commission (“SEC”) is effective. This proxy statement/prospectus-information statement does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 30, 2019

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Fellow Stockholders:

As previously announced, the board of directors of Gardner Denver Holdings, Inc. (“Gardner Denver”) has approved a merger that will combine Gardner Denver with the industrial segment of Ingersoll-Rand plc (“Ingersoll Rand”). To facilitate this merger, Ingersoll Rand will cause specific assets and liabilities of its industrial segment to be transferred to Ingersoll-Rand U.S. HoldCo, Inc. (“Ingersoll Rand Industrial”), a newly formed wholly-owned subsidiary of Ingersoll Rand, and distribute the shares of common stock of Ingersoll Rand Industrial to Ingersoll Rand’s shareholders. Charm Merger Sub Inc., which is a newly formed wholly-owned subsidiary of Gardner Denver, will be merged with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving such merger as a wholly-owned subsidiary of Gardner Denver.

The merger will result in Gardner Denver acquiring Ingersoll Rand’s industrial business, which includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car golf, utility and consumer low-speed vehicles. Following the merger and the approval of Ingersoll Rand’s shareholders of a change in its corporate name, the combined company is expected to be renamed and operate under the Ingersoll Rand name and its common stock is expected to be listed on the New York Stock Exchange under Ingersoll Rand’s existing ticker symbol “IR”. I will be the Chief Executive Officer and will manage, along with executives from both companies, the combined company after the merger. Immediately following the effective time of the merger, the board of directors of the combined company will consist of seven current Gardner Denver directors selected by the Gardner Denver board of directors and three directors selected by Ingersoll Rand.

Pursuant to the Merger Agreement, Gardner Denver will issue an aggregate number of shares of its common stock to Ingersoll Rand shareholders which will result in Ingersoll Rand shareholders owning approximately, but not less than, 50.1% of the shares of Gardner Denver common stock outstanding on a fully-diluted basis upon the closing of the merger. The number of shares to be issued to Ingersoll Rand Industrial stockholders is based on the exchange ratio set forth in the Merger Agreement. In addition, Ingersoll Rand will receive approximately $1.9 billion in cash from Ingersoll Rand Industrial that will be funded by newly-issued debt that is expected to be deemed issued under the Existing Credit Agreement (as defined below) of Gardner Denver upon consummation of the merger.

You are cordially invited to attend the Gardner Denver Holdings, Inc. Special Meeting of Stockholders at        Central time, on       , 2020. For your convenience, we are pleased that the Special Meeting will be a completely virtual meeting, which will be conducted via live audio webcast. You will be able to attend the Special Meeting online, vote your shares electronically and submit your questions during the Special Meeting via a live audio webcast by visiting www.virtualshareholdermeeting.com/
GDI2020SM.

At the special meeting, among other matters, we will ask you to consider and vote on the proposals to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. In addition, you will be asked to vote on the amendment and restatement of the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan to increase the number of shares of Gardner Denver common stock issuable thereunder, in order to enable Gardner Denver to do the following: (i) continue to grant equity awards in the combined company under the 2017 Equity Plan and meet our anticipated equity compensation needs given the increase in our employee population as a result of the merger; (ii) grant any equity awards pursuant to the Employee Matters Agreement that do not qualify as “substitute awards” under the terms of the 2017 Equity Plan and therefore count against the share reserve; and (iii) fulfill our previously announced commitment to grant equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company who are not already participants in either Gardner Denver's or Ingersoll Rand's equity incentive plans. A notice of the special meeting and proxy statement follow.

Your board of directors believes that the merger should enhance long-term stockholder value through significant expected synergies and revenue growth opportunities. Your board of directors recommends that you vote “FOR” each proposal.

Your vote is very important. We cannot complete the merger unless the issuance of Gardner Denver common stock pursuant to the Merger Agreement is approved by Gardner Denver stockholders at the special meeting. Whether or not you plan to attend the special meeting, we strongly urge you to cast your vote promptly. You may vote over the Internet, as well as by telephone or by mail. If you just sign, date and submit your proxy card without voting instructions, your shares will be voted “FOR” each of the proposals presented at the special meeting as recommended by the Gardner Denver board of directors. If you are a record holder of shares and do not return your proxy card, or vote in person or by phone or Internet your shares will not be voted at the special meeting. If you are a beneficial owner of shares held in “street name” and you do not specifically instruct your broker how to vote your shares, your shares will not be voted at the special meeting.

This proxy statement/prospectus-information statement is a proxy statement by Gardner Denver for use in soliciting proxies for the special meeting. This proxy statement/prospectus-information statement answers questions about the proposed merger and the special meeting and includes a summary description of the merger. We urge you to review this entire document carefully. In particular, you should also consider the matters discussed under “Risk Factors” beginning on page 29.

We are very excited about the opportunities offered by the proposed transaction, and we thank you for your consideration and ongoing support.

Sincerely,

Vicente Reynal
Chief Executive Officer

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger and the other transactions contemplated by the Merger Agreement and the Separation Agreement or passed upon the adequacy or accuracy of this proxy statement/prospectus-information statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus-information statement is dated          , 2020 and is first being mailed to Gardner Denver stockholders on or about          , 2020.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus-information statement incorporates by reference important business and financial information about Gardner Denver Holdings, Inc. (“Gardner Denver”) from documents that are not included in or delivered with the proxy statement/prospectus-information statement. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus-information statement from the SEC’s website at http://www.sec.gov or from Gardner Denver’s website at https://investors.gardnerdenver.com/ or by requesting them in writing or by telephone from Gardner Denver at the following address and telephone number:

Gardner Denver Holdings, Inc.
 222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention: Investor Relations
Telephone: (414) 212-4700

In addition, if you have questions about the Merger Agreement, the merger and related transactions and agreements or the special meeting of Gardner Denver stockholders, or if you need to obtain copies of the accompanying proxy statement/prospectus-information statement, proxy cards, or other documents incorporated by reference in the proxy statement/prospectus-information statement, you may contact Gardner Denver’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any of the documents you request.

Innisfree M&A Incorporated
 501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free (888) 750-5834
Banks and Brokers Call Collect (212) 750-5833

If you would like to request documents, please do so by [•], 2020 in order to receive them before the special meeting of Gardner Denver stockholders.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus-information statement and how you may obtain it, please see the section entitled “Where You Can Find More Information; Incorporation By Reference” beginning on page 230 of the accompanying proxy statement/prospectus-information statement.

NONE OF GARDNER DENVER, CHARM MERGER SUB INC., INGERSOLL RAND OR INGERSOLL RAND INDUSTRIAL HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE PROPOSED TRANSACTIONS OR ABOUT GARDNER DENVER, CHARM MERGER SUB INC., INGERSOLL RAND OR INGERSOLL RAND INDUSTRIAL THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT OR THE DOCUMENTS THAT GARDNER DENVER OR INGERSOLL RAND PUBLICLY FILES WITH THE SEC. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU. IF YOU ARE IN A JURISDICTION WHERE SOLICITATIONS OF A PROXY ARE UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE SOLICITATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT IS ACCURATE

AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT. NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT TO THE RESPECTIVE STOCKHOLDERS OF GARDNER DENVER AND INGERSOLL RAND, NOR THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY GARDNER DENVER OR INGERSOLL RAND AT ANY TIME, WILL CREATE ANY IMPLICATION TO THE CONTRARY.

GARDNER DENVER HOLDINGS, INC.

222 EAST ERIE STREET, SUITE 500
MILWAUKEE, WISCONSIN 53202
(414) 212-4700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON         , 2020

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Gardner Denver Holdings, Inc. (“Gardner Denver”) will be held at          , on          , 2020, at          , Central time. You can attend the Special Meeting online, vote your shares electronically and submit your questions during the Special Meeting, by visiting www.virtualshareholdermeeting.com/GDI2020SM. You will need to have your 16-Digit Control Number included on your proxy card to join the Special Meeting. The Special Meeting will be held for the following purposes:

(1)	Share Issuance Proposal. To consider and vote upon a proposal to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. The exact number of shares to be issued is calculated based on a formula in the Merger Agreement, described on page 90 of the proxy statement/prospectus-information statement. We currently expect, based on the number of outstanding shares of Gardner Denver common stock and equity awards as of December 16, 2019, that Gardner Denver will issue to Ingersoll Rand Industrial stockholders 211,300,000 shares of Gardner Denver common stock as a result of the Transactions, although the precise number of shares will not be known until closer to the closing date of the merger;
(2)	Equity Plan Amendment Proposal. To consider and vote upon a proposal to amend and restate the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan (the “2017 Equity Plan”) to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by 11,000,000 shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan” and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger, and in the case of renaming the plan and changing references to Gardner Denver, subject to Gardner Denver changing its name at the closing of the merger; and
(3)	Adjournment Proposal. To consider and vote upon a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve proposal (1).

The Gardner Denver board of directors has fixed the close of business on January 2, 2020 as the record date for the special meeting. Accordingly, only stockholders of record on the record date are entitled to notice of and to vote at the special meeting or at any adjournment of the special meeting. The list of stockholders entitled to vote at the special meeting will be available for review at the special meeting by any Gardner Denver stockholder entitled to vote at the special meeting.

THE GARDNER DENVER BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE “FOR” EACH PROPOSAL. STOCKHOLDER APPROVAL OF THE SHARE ISSUANCE PROPOSAL IS NECESSARY TO EFFECT THE MERGER. STOCKHOLDER APPROVAL OF THE EQUITY PLAN AMENDMENT PROPOSAL IS NOT A CONDITION TO THE COMPLETION OF THE MERGER.

By Order of the Board of Directors,

Andrew Schiesl
Corporate Secretary
Milwaukee, Wisconsin
, 2020

YOUR VOTE IS IMPORTANT

YOUR VOTE IS IMPORTANT. PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN VOTE BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE THEREAT IF YOU ARE A STOCKHOLDER OF RECORD OR HAVE A LEGAL PROXY FROM A STOCKHOLDER OF RECORD.

The accompanying proxy statement/prospectus-information statement provides a detailed description of the Merger Agreement, the merger, the Share Issuance proposal, the Equity Plan Amendment proposal and related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus-information statement, including any documents incorporated by reference into the accompanying proxy statement/prospectus-information statement, and its annexes carefully and in their entirety. Ingersoll Rand has supplied all information contained in this proxy statement/prospectus-information statement relating to Ingersoll Rand and Ingersoll Rand Industrial. Gardner Denver has supplied all information contained in or incorporated by reference into this proxy statement/prospectus-information statement relating to Gardner Denver and Merger Sub. Gardner Denver and Ingersoll Rand have both contributed information to this proxy statement/prospectus-information statement relating to the proposed transactions.

As allowed by the SEC rules, this proxy statement/prospectus-information statement does not contain all of the information you can find in Gardner Denver’s registration statement or its exhibits. For further information pertaining to Gardner Denver and the shares of Gardner Denver common stock to be issued in connection with the Transactions, reference is made to that registration statement and its exhibits. Statements contained in this proxy statement/prospectus-information statement or in any document incorporated in this proxy statement/prospectus-information statement by reference as to the contents of any contract or other document referred to within this proxy statement/prospectus-information statement or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this proxy statement/prospectus-information statement is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Registration Statement on Form S-4 (and any amendments thereto) by following the instructions under “Where You Can Find More Information; Incorporation By Reference.”

If you have any questions concerning the merger, the Share Issuance proposal, the other proposals or the accompanying proxy statement/prospectus-information statement, would like additional copies of the accompanying proxy statement/prospectus-information statement or need help voting your shares, please contact Gardner Denver’s proxy solicitor at the address and telephone number listed below:

Innisfree M&A Incorporated
 501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free (888) 750-5834
Banks and Brokers Call Collect (212) 750-5833

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WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE	230
INDEX TO FINANCIAL STATEMENTS	F-1

ANNEXES

Annex A—Merger Agreement	A-1
Annex B—Separation Agreement	B-1
Annex C—Opinion of Robert W. Baird & Co. Incorporated	C-1
Annex D—Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan	D-1

ii

HELPFUL INFORMATION

For a description of the use of certain terms in this proxy statement/prospectus-information statement, please see the section of this proxy statement/prospectus-information statement entitled “Certain Definitions” beginning on page 228.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS AND THE SPECIAL MEETING

Q:	What are Gardner Denver stockholders being asked to vote on at the special meeting?
A:	In order to implement the merger, Gardner Denver stockholders are being asked to consider and vote on a proposal to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement and a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Share Issuance proposal. Approval of the Share Issuance proposal by Gardner Denver stockholders is required for the completion of the merger and the merger will not occur unless the Share Issuance proposal is approved.

The exact number of shares of Gardner Denver common stock to be issued to Ingersoll Rand shareholders in connection with the merger is calculated based on a formula in the Merger Agreement, described on page 90 of this proxy statement/prospectus-information statement. We currently expect, based on the number of outstanding shares of Gardner Denver common stock as of December 16, 2019, that Gardner Denver will issue to Ingersoll Rand shareholders approximately 211,300,000 shares of Gardner Denver common stock as a result of the Transactions, although the precise number of shares will not be known until closer to the closing date of the merger.

Gardner Denver stockholders are also being asked to consider and vote on a proposal to amend and restate the 2017 Equity Plan to rename the plan and to increase the number of shares of Gardner Denver common stock issuable thereunder, in order to enable Gardner Denver to do the following: (i) continue to grant equity awards in the combined company under the 2017 Equity Plan and meet our anticipated equity compensation needs given the increase in our employee population as a result of the merger; (ii) grant any equity awards pursuant to the Employee Matters Agreement that do not qualify as “substitute awards” under the terms of the 2017 Equity Plan and therefore count against the share reserve; and (iii) fulfill our previously announced commitment to grant equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company who are not already participants in either Gardner Denver's or Ingersoll Rand's equity incentive plans.

Q:	When is the special meeting of Gardner Denver stockholders?
A:	The special meeting of Gardner Denver stockholders will be held at , Central time, on , 2020.
Q:	How can I attend and vote at the special meeting?
A:	Gardner Denver will be hosting the special meeting of Gardner Denver stockholders live via audio webcast. Any Gardner Denver stockholder can attend the special meeting live online at www.virtualshareholdermeeting.com/GDI2020SM. Holders of Gardner Denver’s common stock as of the close of business on January 2, 2020, the record date for the special meeting, and holders of valid proxies for the special meeting can vote at the special meeting. A summary of the information Gardner Denver stockholders need to attend the special meeting online is provided below:
•	Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholdermeeting.com/GDI2020SM;
•	Assistance with questions regarding how to attend and participate via the Internet will be provided at www.virtualshareholdermeeting.com/GDI2020SM on the day of the special meeting;
•	Gardner Denver stockholders may vote and submit questions while attending the special meeting via the Internet;
•	Gardner Denver stockholders will need their 16-Digit Control Number printed on the enclosed proxy card or voting instructions form to enter the special meeting; and
•	Webcast replay of the special meeting will be available in the Investors section of Gardner Denver’s website after the meeting.

Q:	Will I be able to participate in the online special meeting on the same basis I would be able to participate in a live special meeting?
A:	The online meeting format for the special meeting will enable full and equal participation by all Gardner Denver stockholders from any place in the world at little to no cost. Gardner Denver believes that holding the special meeting online provides the opportunity for participation by a broader group of stockholders while reducing environmental impacts and the costs associated with planning, holding and arranging logistics for in-person meeting proceedings.

Gardner Denver designed the format of the online special meeting to ensure that its stockholders who attend the special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. Gardner Denver will take the following steps to ensure such an experience:

•	providing Gardner Denver stockholders with the ability to submit appropriate questions in advance of the meeting to ensure thoughtful responses from management and the Gardner Denver board of directors;
•	providing Gardner Denver stockholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per stockholder unless time otherwise permits; and
•	answering as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting without discrimination.
Q:	Who can vote at the special meeting of Gardner Denver stockholders?
A:	Holders of Gardner Denver common stock can vote their shares at the special meeting if they are holders of record of those shares at the close of business on January 2, 2020, the record date for the special meeting.
Q:	What vote is required to approve each proposal?
A:	The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Share Issuance proposal and the Equity Plan Amendment proposal. The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the adjournment proposal, where a quorum is present. Approval of each proposal is not conditioned on the approval of any other proposal.
Q:	How do Gardner Denver stockholders of record vote?
A:	Gardner Denver stockholders may submit a proxy to vote before the special meeting in one of the following ways:
•	calling the toll-free number shown on the enclosed proxy card to submit a proxy by telephone;
•	visiting the website shown on the enclosed proxy card to submit a proxy via the Internet; or
•	completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

Gardner Denver stockholders may also vote by attending the online special meeting and voting their shares.

Q:	How do beneficial stockholders of Gardner Denver shares vote?
A:	Beneficial stockholders who hold Gardner Denver shares in “street name” through a broker, bank, or other nominee, must give instructions to that nominee to vote on their behalf. Please follow the instructions provided on the enclosed voting instruction form. Alternatively, beneficial stockholders may obtain a legal proxy from their nominee, and attend and vote at the special meeting.
Q:	Have any Gardner Denver stockholders agreed to vote in favor of the Share Issuance proposal?
A:	Yes. KKR Renaissance Aggregator L.P., which we refer to as KKR Renaissance Aggregator, has entered into a voting and support agreement with Ingersoll Rand pursuant to which KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting and Support Agreement.”

These shares represent approximately 34.5% of the aggregate voting power of all outstanding shares of Gardner Denver common stock. As a result, the affirmative vote of holders of at least 15.4% of the aggregate voting power of all outstanding shares of Gardner Denver (other than shares owned by KKR Renaissance Aggregator) in favor of the Share Issuance proposal will be required for approval of the Share Issuance proposal.

Q:	If a Gardner Denver stockholder is not going to attend the special meeting, should that stockholder return his or her proxy card or otherwise vote his or her shares?
A:	Yes. Completing, signing, dating and returning the proxy card by mail or submitting a proxy by calling the toll-free number shown on the proxy card or submitting a proxy by visiting the website shown on the proxy card ensures that the stockholder’s shares will be represented and voted at the special meeting, even if the stockholder is unable to or does not attend.
Q:	If a Gardner Denver stockholder’s shares are held in “street name” by his or her broker, will the broker vote the shares for the Gardner Denver stockholder?
A:	A broker will vote a stockholder’s shares only if the stockholder provides instructions to the broker on how to vote. Gardner Denver stockholders should follow the directions provided by their brokers regarding how to instruct the broker to vote their shares. Without instructions, the shares will not be voted, which will have no effect on the approval of the proposals, but may result in the failure to establish a quorum for the special meeting.
Q:	Can Gardner Denver stockholders change their vote?
A:	Yes. Holders of record of Gardner Denver common stock who have properly completed and submitted their proxy card or proxy by telephone or Internet can change their vote in any of the following ways:
•	sending a written notice to the Gardner Denver Corporate Secretary that is received prior to the exercise of the proxy at the special meeting stating that the Gardner Denver stockholder revokes his or her proxy;
•	properly completing, signing and dating a new proxy card bearing a later date and properly submitting it so that it is received prior to the exercise of the proxy at the special meeting;
•	visiting the website shown on the proxy card and submitting a new proxy in the same manner that the stockholder would to submit his or her proxy via the Internet or by calling the toll-free number shown on the proxy card to submit a new proxy by telephone; or
•	attending the online special meeting and voting their shares.

Simply attending the online special meeting will not revoke a proxy.

A Gardner Denver stockholder whose shares are held in “street name” by his or her broker and who has directed that person to vote his or her shares should instruct that person in order to change his or her vote.

Q:	What if Gardner Denver stockholders do not vote or abstain from voting?
A:	Gardner Denver stockholders of record on the record date for the Gardner Denver special meeting may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal. For the purposes of the stockholder vote, an abstention will have the same effect as voting against the proposals to approve the Share Issuance, the Equity Plan Amendment and the meeting adjournment. The failure of a Gardner Denver stockholder to vote or to instruct his broker, bank or nominee to vote if his or her shares are held in “street name” will not affect the proposal to approve the Share Issuance proposal (assuming a quorum is present), the Equity Plan Amendment proposal (assuming a quorum is present) or the adjournment proposal (assuming a quorum is present). All properly signed proxies that are received prior to their exercise at the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies. If a proxy is returned without an indication as to how shares of Gardner Denver common stock represented are to be voted with regard to a particular proposal, the shares of Gardner Denver common stock represented by the proxy will be voted in accordance with the recommendation of the Gardner Denver board of directors and therefore, “FOR” the proposal to approve the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and, if necessary, “FOR” the adjournment proposal.

Q:	Does the Gardner Denver board of directors support the merger?
A:	Yes. The Gardner Denver board of directors has approved the Merger Agreement and the merger and recommends that Gardner Denver stockholders vote “FOR” the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and “FOR” the adjournment proposal.
Q:	What should Gardner Denver stockholders do now?
A:	After carefully reading and considering the information contained in this proxy statement/prospectus-information statement, Gardner Denver stockholders should submit a proxy by mail, via the Internet or by telephone to vote their shares as soon as possible so that their shares will be represented and voted at the special meeting. Gardner Denver stockholders should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if their shares are held in the name of a broker, bank or other nominee.
Q:	What are the Transactions described in this proxy statement/prospectus-information statement?
A:	The Transactions are designed to effect the transfer of the Ingersoll Rand Industrial Business to Gardner Denver. References to the Transactions are to the Reorganization, Distribution, merger and related transactions to be entered into by Ingersoll Rand, Gardner Denver, Merger Sub and Ingersoll Rand Industrial, including their respective affiliates, as described under “The Transactions” and elsewhere in this proxy statement/prospectus-information statement.
Q:	What will happen in the Reorganization?
A:	Prior to the Distribution and the merger, certain subsidiaries of Ingersoll Rand will undergo an internal restructuring to separate and consolidate the Ingersoll Rand Industrial Business under Ingersoll Rand Industrial pursuant to the Separation Agreement. In the Reorganization, Ingersoll Rand will convey to Ingersoll Rand Industrial or one or more subsidiaries of Ingersoll Rand Industrial certain assets and liabilities constituting the Ingersoll Rand Industrial Business, and will cause members of the Ingersoll Rand Industrial Group to convey to Ingersoll Rand or its designated subsidiary (other than Ingersoll Rand Industrial or any of Ingersoll Rand Industrial’s subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate the Ingersoll Rand Industrial Business. Prior to the Distribution, in consideration of the transfer to Ingersoll Rand Industrial of the specified assets and liabilities contemplated by the Reorganization, Ingersoll Rand Industrial will issue to Ingersoll Rand additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding will be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution. See “The Transactions—Overview” beginning on page 55.
Q:	What will happen in the Distribution that occurs prior to the merger?
A:	Ingersoll Rand will effect the Distribution by distributing on a pro rata basis all of the shares of Ingersoll Rand Industrial common stock it holds to Ingersoll Rand shareholders entitled to shares of Ingersoll Rand Industrial common stock in the Distribution as of the record date of the Distribution. Ingersoll Rand will deliver the shares of Ingersoll Rand Industrial common stock in book-entry form to the distribution agent. See “The Transactions—Overview” beginning on page 55.
Q:	What will happen in the merger?
A:	In accordance with the terms of the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Gardner Denver, will be merged with and into Ingersoll Rand Industrial with Ingersoll Rand Industrial surviving the merger as a wholly-owned subsidiary of Gardner Denver. Pursuant to the merger, the Ingersoll Rand Industrial common stock held by Ingersoll Rand shareholders will be converted into the number of shares of Gardner Denver common stock such that immediately after the merger such Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. See “The Transactions—Calculation of the Merger Consideration” beginning on page 57.

Q:	Will the Distribution and merger occur on the same day?
A:	Yes. The merger will occur immediately after the Distribution.
Q:	Why will the post-merger ownership of Gardner Denver between Ingersoll Rand shareholders and pre-merger Gardner Denver stockholders be approximately 50.1% and 49.9%, respectively?
A:	The post-merger ownership of Gardner Denver was the result of a negotiated value exchange between Ingersoll Rand and Gardner Denver, which was based upon each party’s independent valuations of pre-merger Gardner Denver and the Ingersoll Rand Industrial Business, the cash payment by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to Ingersoll Rand (or one of its affiliates other than any member of the Ingersoll Rand Industrial Group) and debt incurred in connection therewith and tax requirements for a Reverse Morris Trust transaction structure. The proposed transaction is a Reverse Morris Trust acquisition structure, which generally involves the distribution of (a “spin-off”) the common stock of a subsidiary (here, Ingersoll Rand Industrial) by the subsidiary’s parent company to its stockholders, and, pursuant to the same plan, the subsequent merger or other combination of such subsidiary with a third party. The first step of the transaction will be a spin-off of the subsidiary stock to the parent company shareholders in a transaction intended to qualify as tax-free under Section 355 of the Code. The distributed subsidiary then merges with the acquiring third party in a transaction intended to qualify as a tax-free reorganization under Section 368 of the Code. Such a transaction can qualify as tax-free for U.S. federal income tax purposes for the parent company group, the parent company’s shareholders and the acquiring third party’s shareholders if the transaction structure meets all applicable requirements, including that, in order for the spin-off to qualify as tax-free to the parent company group (though not a prerequisite for tax-free treatment to the parent company’s shareholders), the parent company shareholders own more than 50% of the stock of the combined entity immediately after the merger. Therefore, in order to meet all applicable requirements of the Code, Ingersoll Rand shareholders must own more than 50% of the Gardner Denver common stock outstanding immediately following the merger. For information about the material tax consequences to Ingersoll Rand shareholders resulting from the Reverse Morris Trust structure of the Transactions, see “Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 206. For information about the material risks that the Distribution, the merger or both could be taxable to Ingersoll Rand shareholders or the Distribution could be taxable to Ingersoll Rand, see “Risk Factors—Risks Related to the Transactions—If the Distribution together with certain related transactions do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of subsequent acquisitions of stock of Ingersoll Rand or Gardner Denver, then Ingersoll Rand and Ingersoll Rand shareholders may be required to pay substantial U.S. federal income taxes, and Gardner Denver may be obligated to indemnify Ingersoll Rand for such taxes imposed on Ingersoll Rand” beginning on page 32.
Q:	What will the name of the combined company be following the merger?
A:	Subject to approval by the shareholders of Ingersoll Rand of a change in its corporate name prior to or concurrently with the effective time of the merger, Gardner Denver will change its name to Ingersoll-Rand, Inc. and the trading symbol for Gardner Denver common stock will be “IR”. From and after the effective time of the merger, the name of legacy Ingersoll Rand will be determined by legacy Ingersoll Rand in its sole discretion provided that such name will not be the same or confusingly similar to (i) certain Ingersoll Rand trademarks, or (ii) trademarks owned by Gardner Denver or its subsidiaries (including Ingersoll Rand Industrial and its subsidiaries). If the Ingersoll Rand shareholders do not approve the change in its corporate name, Gardner Denver will retain its current name and continue to trade under its existing trading symbol and Gardner Denver will have the right to use the name of Ingersoll Rand in its business.
Q:	What will be the indebtedness of Gardner Denver and the Ingersoll Rand Industrial Business, referred to as the combined company, following completion of the Transactions?
A:	By virtue of the Transactions, Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) is expected to incur a $1.9 billion senior secured term loan facility to make the Ingersoll Rand Industrial Payment, which is expected to be assumed by the combined company on the closing of the merger, and Gardner Denver has established a new senior secured revolving credit facility in an aggregate principal amount of $450 million (which is expected to be increased to $1 billion upon the closing of the merger), which will be used for working capital, to issue letters of credit and for other general corporate purposes. The new revolving credit facility increases the availability under Gardner Denver’s revolving credit facility, which previously had an aggregate principal amount of up to $250 million. See “The Transaction Agreements—Debt Financing” beginning on page 121. Certain affiliates of KKR Renaissance Aggregator will be participating lenders in the financing of the senior secured term loan facility for the Ingersoll Rand Industrial Payment and senior secured revolving credit facility. See “Information About Gardner Denver—Certain Relationships and Related Party Transactions—Arrangements with KKR—Financing Arrangements” beginning on page 162.

Q:	What are Ingersoll Rand’s reasons for the Transactions?
A:	In reaching a decision to proceed with the Transactions, the Ingersoll Rand board of directors and Ingersoll Rand’s senior management considered, among other things, (i) that the Transactions could enable Ingersoll Rand Industrial (as part of the combined company) to have greater flexibility in deploying its capital and allocating resources in a manner more directly aligned with its business objectives and more consistent with its peers; (ii) that the Transactions would enable Ingersoll Rand to efficiently separate the Ingersoll Rand Industrial business and to focus on the core ClimateCo business segments; (iii) that the Transactions could provide more value to Ingersoll Rand and Ingersoll Rand shareholders than other potential strategic options for Ingersoll Rand Industrial; (iv) that upon the consummation of the merger and, calculated based on Gardner Denver’s outstanding common stock immediately prior to the merger on a fully-diluted basis, holders of Ingersoll Rand common stock would own 50.1% of the combined company and would have the opportunity to participate in any increase in the value of the shares of Gardner Denver common stock; (v) the fact that three individuals designated by Ingersoll Rand would be directors of the combined company for an agreed-upon period of time following the merger; and (vi) the complementary nature of the service offerings of Ingersoll Rand Industrial with those of Gardner Denver and the greater scale that would be created through the combination of Ingersoll Rand Industrial with Gardner Denver. The Ingersoll Rand board of directors and Ingersoll Rand’s senior management also considered that the Transactions generally would result in a tax-efficient disposition of the Ingersoll Rand Industrial Business for Ingersoll Rand and its shareholders, while a sale of the Ingersoll Rand Industrial Business for cash would result in a taxable disposition of the Ingersoll Rand Industrial Business. See “The Transactions—Ingersoll Rand’s Reasons for the Reorganization, Distribution and the Merger” beginning on page 84.
Q:	What will Gardner Denver stockholders receive in the merger?
A:	Immediately after the merger, Gardner Denver stockholders will continue to own shares in Gardner Denver, which will then include the specified assets and liabilities from the Ingersoll Rand Industrial Business (including $1.9 billion of debt expected to be incurred by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) in connection with the Transactions). However, pre-merger Gardner Denver stockholders will collectively hold approximately 49.9% of Gardner Denver common stock on a fully-diluted basis after the merger, in each case excluding any overlaps in the pre-transaction shareholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver following the merger. See “The Transactions—Calculation of the Merger Consideration” beginning on page 57 and “Risk Factors” beginning on page 29.
Q:	What will Ingersoll Rand shareholders receive in the Transactions?
A:	Each Ingersoll Rand shareholder will ultimately receive shares of Gardner Denver common stock in the merger. Ingersoll Rand shareholders will not be required to pay for the shares of Ingersoll Rand Industrial common stock distributed in the Distribution or the shares of Gardner Denver common stock issued in the merger. Ingersoll Rand shareholders will receive cash from the distribution agent in lieu of any fractional shares of Gardner Denver common stock to which such shareholders would otherwise be entitled. All shares of Gardner Denver common stock issued in the merger will be issued in book-entry form. Calculated based on the number of outstanding shares and the closing price on the NYSE of Gardner Denver common stock as of December 16, 2019, the shares of Gardner Denver common stock that Gardner Denver expects to issue to Ingersoll Rand shareholders as a result of the Transactions would have had a market value of approximately $7,644.8 million in the aggregate (the actual value will not be known until the closing date). For more information, see “The Transactions—Calculation of the Merger Consideration” beginning on page 57.

Q:	Will Ingersoll Rand shareholders who sell their ordinary shares of Ingersoll Rand shortly before the completion of the Distribution and merger still be entitled to receive shares of Gardner Denver common stock with respect to the ordinary shares of Ingersoll Rand that were sold?
A:	Ingersoll Rand ordinary shares are currently listed on the NYSE under the ticker symbol “IR.” It is currently expected that beginning not earlier than one business day before the record date to be established for the Distribution, and continuing through the closing date of the merger, there will be two markets in Ingersoll Rand ordinary shares on the NYSE: a “regular way” market and an “ex-distribution” market.
•	If an Ingersoll Rand shareholder sells ordinary shares of Ingersoll Rand in the “regular way” market under the symbol “IR” during this time period, that Ingersoll Rand shareholder will be selling both his or her ordinary shares of Ingersoll Rand and the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. Ingersoll Rand shareholders should consult their brokers before selling their ordinary shares of Ingersoll Rand in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures.
•	If an Ingersoll Rand shareholder sells ordinary shares of Ingersoll Rand in the “ex-distribution” market during this time period, that Ingersoll Rand shareholder will be selling only his or her ordinary shares of Ingersoll Rand, and will retain the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger.

After the closing date of the merger, ordinary shares of Ingersoll Rand will no longer trade in the “ex-distribution” market, and ordinary shares of Ingersoll Rand that are sold in the “regular way” market will no longer reflect the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger. See “The Transactions—Trading Markets” beginning on page 58.

Q:	In what ways will being a stockholder of both Ingersoll Rand and Gardner Denver differ from being an Ingersoll Rand shareholder?
A:	Following the Reorganization, Distribution and merger, Ingersoll Rand shareholders will continue to own all of their Ingersoll Rand ordinary shares. Their rights as Ingersoll Rand shareholders will not change, except that their Ingersoll Rand ordinary shares will represent an interest in Ingersoll Rand that no longer owns the Ingersoll Rand Industrial Business. Ingersoll Rand shareholders will also separately own shares of Gardner Denver common stock as owner of the Ingersoll Rand Industrial Business and the currently owned business of Gardner Denver (referred to in this proxy statement/prospectus-information statement as the combined company). The rights of stockholders of Gardner Denver and the shareholders of Ingersoll Rand will be different. For more information, see “Comparison of Rights of Stockholders Before and After the Merger” beginning on page 139.
Q:	Will the Reorganization, Distribution or merger affect employees and former employees of Ingersoll Rand who hold other Ingersoll Rand equity-based awards?
A:	Yes. Certain employees of Ingersoll Rand hold options to purchase its common stock and restricted stock units and performance stock units that may be settled in, or whose value is otherwise determined by reference to the value of, Ingersoll Rand ordinary shares.
•	Each Ingersoll Rand stock option that is unvested immediately prior to the time of the Distribution and is held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be converted into an option to purchase a number of shares of Gardner Denver common stock equal to the number of ordinary shares of Ingersoll Rand subject to the corresponding Ingersoll Rand option divided by the Gardner Denver Ratio (as defined below) (rounded down to the nearest number of whole shares), at an exercise price per share equal to the per share exercise price under the corresponding Ingersoll Rand option multiplied by the Gardner Denver Ratio (rounded up to the nearest cent), subject to the same terms and conditions (including those related to vesting and post-employment exercise provisions) as were applicable under the Ingersoll Rand option immediately prior to the time of the Distribution.

•	In addition, each Ingersoll Rand restricted stock unit that is held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be replaced with an award of a number of Gardner Denver restricted stock units (which may be settled in or whose value is otherwise determined by reference to the value of Gardner Denver common stock) determined by dividing the number of Ingersoll Rand restricted stock units subject to each award by the Gardner Denver Ratio (rounded up to the nearest whole share), subject to restrictions and other terms and conditions substantially identical to those that applied to the corresponding Ingersoll Rand restricted stock units immediately prior to the time of the Distribution.
•	In addition, the forfeited Ingersoll Rand performance stock units held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be replaced by an award of a number of Gardner Denver restricted stock units (which may be settled in or whose value is otherwise determined by reference to the value of Gardner Denver common stock), with the number of restricted stock units to be granted to be determined by dividing (i) the average of the actual performance stock units by such Industrial Employee for each of the last three years ending prior to the year in which the closing of the merger occurs, by (ii) the Gardner Denver Ratio (rounded up to the nearest whole share) and with the number of Gardner Denver restricted stock units then prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the time of the Distribution, subject to restrictions and other terms and conditions substantially identical to those that applied to the corresponding Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding forfeited Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date).

All Ingersoll Rand equity awards, other than those described above, will be retained by Ingersoll Rand, with an adjustment to the number of shares subject to such awards and the exercise price of the options based on the Ingersoll Rand Ratio (as defined below).

Under the Employee Matters Agreement, “Gardner Denver Ratio” means the quotient obtained by dividing (i) the opening price per share of Gardner Denver common stock trading on the NYSE during regular trading hours on the first trading day following the effective time of the merger, by (ii) the closing price per share of Ingersoll Rand ordinary shares on the trading day immediately prior to the Distribution date based on the “regular way” trading on the NYSE during regular trading hours.

Under the Employee Matters Agreement, “Ingersoll Rand Ratio” means the quotient obtained by dividing (i) the opening price per share of Ingersoll Rand ordinary shares trading on the NYSE during regular trading hours on the trading day immediately following the Distribution date, by (ii) the closing price per share of Ingersoll Rand ordinary shares on the trading day immediately prior to the Distribution date based on the “regular way” trading on the NYSE during regular trading hours.

Q:	Has Ingersoll Rand set a record date for the distribution of Ingersoll Rand Industrial common stock?
A:	No. Ingersoll Rand will publicly announce the record date for the Distribution when the record date has been determined. This announcement will be made prior to the completion of the Distribution and the merger.
Q:	What are the material U.S. federal income tax consequences to Gardner Denver stockholders and Ingersoll Rand shareholders resulting from the Reorganization, Distribution and merger?
A:	The obligation of Ingersoll Rand to effect the Transactions is conditioned upon Ingersoll Rand’s receipt of an opinion from its U.S. tax counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), to the effect that, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code (the “Distribution Tax Opinion”). On the basis that the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, the U.S. holders, as defined below, of Ingersoll Rand ordinary shares will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes.

In addition, the completion of the Transactions is conditioned upon the receipt by Ingersoll Rand of an opinion from Paul, Weiss and by Gardner Denver of an opinion from its U.S. tax counsel, Simpson

Thacher & Bartlett LLP (“Simpson Thacher”), to the effect that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (each, a “Merger Tax Opinion”). On the basis that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders, as defined below, of Ingersoll Rand Industrial common stock who receive Gardner Denver common stock in the merger will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash received in lieu of fractional shares of Gardner Denver common stock). Gardner Denver stockholders will not receive any stock or other consideration in respect of their Gardner Denver common stock pursuant to the merger, and accordingly will not recognize any gain or loss in respect of their Gardner Denver stock. The material U.S. federal income tax consequences of the Transactions are described in more detail under “Material U.S. Federal Income Tax Consequences of the Transactions.”

Q:	What are the material Irish tax consequences to Ingersoll Rand shareholders resulting from the Reorganization, Distribution and merger?
A:	The obligation of Ingersoll Rand to effect the Transactions is conditioned upon Ingersoll Rand’s receipt of an opinion from its Irish tax counsel, Arthur Cox, confirming the applicability under Irish tax law of the relevant exemptions and reliefs to the Distribution. On the basis of a confirmation from the Irish Revenue Commissioners that the redemption of the blank cheque preferred shares of Ingersoll Rand is not a distribution for Irish tax purposes, dividend withholding tax should not arise on the Distribution and shareholders of Ingersoll Rand should not be subject to Irish income tax on the receipt of Ingersoll Rand Industrial common stock as part of the Distribution. Ingersoll Rand shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their ordinary shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the receipt of Ingersoll Rand Industrial common stock pursuant to the Distribution. Other Ingersoll Rand shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes also will not be subject to Irish tax on chargeable gains on the receipt of new Ingersoll Rand Industrial common stock pursuant to the Distribution, but rather will be treated for Irish tax purposes as having acquired their Ingersoll Rand Industrial common stock at the same time and for the same cost as they acquired the blank cheque preferred shares of Ingersoll Rand. You should consult your own tax advisor as to the particular tax consequences to you. The material Irish tax consequences of the separation are described in more detail under “Material Irish Tax Consequences of the Transactions.”
Q:	Are Ingersoll Rand shareholders required to do anything to participate in the Reorganization, Distribution or merger?
A:	No. Ingersoll Rand shareholders are not required to take any action in connection with the Reorganization, Distribution, or merger, and no action by Ingersoll Rand shareholders is required to participate in these transactions. However, Ingersoll Rand shareholders should carefully read this proxy statement/prospectus-information statement, which contains important information about the Transactions, Ingersoll Rand, Gardner Denver and Ingersoll Rand Industrial.

INGERSOLL RAND SHAREHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR ORDINARY SHARES OF INGERSOLL RAND IN THE DISTRIBUTION OR THE MERGER, AND THEY SHOULD NOT RETURN THEIR INGERSOLL RAND STOCK CERTIFICATES. THE REORGANIZATION, DISTRIBUTION AND MERGER WILL NOT RESULT IN ANY CHANGE IN INGERSOLL RAND SHAREHOLDERS’ OWNERSHIP OF INGERSOLL RAND ORDINARY SHARES FOLLOWING THE MERGER.

Q:	Are there risks associated with the pendency and the closing of the merger?
A:	Yes. Gardner Denver may not realize the expected benefits of the merger because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 29 and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 49. Those risks include, among others, risks relating to the uncertainty that the merger will close and the uncertainty that Gardner Denver will be able to integrate the industrial assets and liabilities received in the merger successfully.

Q:	Will the instruments that govern the rights of Gardner Denver and Ingersoll Rand shareholders with respect to their shares of the combined company’s common stock after the merger be different from those that govern the rights of current Gardner Denver stockholders?
A:	No. The rights of the stockholders of the combined company with respect to their shares of the combined company’s common stock after the merger will continue to be governed by applicable laws and Gardner Denver’s current governing documents (including as such documents may be amended to reflect the change in Gardner Denver’s name), including:
•	the General Corporation Law of the State of Delaware, as amended (the “DGCL”);
•	Gardner Denver’s certificate of incorporation; and
•	Gardner Denver’s bylaws.
Q:	Who will serve on the combined company’s board of directors following completion of the merger?
A:	As of immediately following the effective time of the merger, the board of directors of the combined company will consist of ten members, comprised of seven current Gardner Denver directors selected by the current Gardner Denver board of directors and three individuals selected by Ingersoll Rand. Following the effective time of the merger, Peter Stavros will be chairman of the board of directors of the combined company. Four current members of the Gardner Denver board of directors will resign effective as of the merger and, at the effective time of merger, KKR Renaissance Aggregator will have no more than two directors on the Gardner Denver board of directors.
Q:	Who will manage the business of Gardner Denver after the Transactions?
A:	Management of the combined business will be led by Gardner Denver’s Chief Executive Officer, Vicente Reynal, and a management team from both companies. For more information about the expected executive officers, see “Information About Gardner Denver—Directors and Executive Officers of Gardner Denver” beginning on page 157 and “The Transaction Agreements—The Merger Agreement—Post-Closing Gardner Denver Board of Directors and Executive Officers” beginning on page 93.
Q:	Does Gardner Denver have to pay anything to Ingersoll Rand if the Share Issuance proposal is not approved by the Gardner Denver stockholders or if the Merger Agreement is otherwise terminated?
A:	Depending on the reasons for termination of the Merger Agreement prior to the closing date, Gardner Denver is required to pay Ingersoll Rand a termination fee of $176 million in specified limited circumstances. If the Merger Agreement is terminated because Gardner Denver’s stockholders fail to approve the Share Issuance proposal, Gardner Denver will be required to reimburse Ingersoll Rand in cash for certain out-of-pocket fees and expenses, up to a maximum of $35 million. For a discussion of the circumstances under which the termination fee and/or expense reimbursement would be payable by Gardner Denver to Ingersoll Rand, see “The Transaction Agreements—The Merger Agreement” beginning on page 90.
Q:	Can Ingersoll Rand or Gardner Denver stockholders demand appraisal rights of their shares?
A:	Ingersoll Rand shareholders do not have appraisal rights under Irish law in connection with the Distribution or the merger. Gardner Denver stockholders do not have appraisal rights under the DGCL in connection with the merger.
Q:	What is the current relationship between Ingersoll Rand Industrial and Gardner Denver?
A:	Ingersoll Rand Industrial is currently a wholly-owned subsidiary of Ingersoll Rand and was incorporated as a Delaware corporation in April 2019 to effectuate the Reorganization, Distribution and merger. Other than in connection with the Transactions, there is no relationship between Ingersoll Rand Industrial and Gardner Denver.
Q:	When will the merger be completed?
A:	The merger is expected to close by early 2020. Gardner Denver and Ingersoll Rand are working to complete the merger as quickly as practicable after receipt of applicable regulatory approvals. In addition to regulatory approvals, and assuming that the Share Issuance proposal is approved by the Gardner Denver stockholders at the special meeting, other important conditions to the closing of the merger exist, including, among other things, the consummation of the internal restructuring necessary to separate Ingersoll Rand’s industrial assets and liabilities from Ingersoll Rand’s other business, and the distribution of the Ingersoll Rand Industrial common stock to the Ingersoll Rand shareholders and the receipt of the tax opinions regarding the tax-free treatment of certain aspects of the Transactions. However, it is possible that factors, outside Gardner Denver’s and Ingersoll Rand’s control could require Ingersoll Rand to complete the Reorganization and Distribution and Gardner Denver and Ingersoll Rand to complete the merger at a later time or not complete them at all. For a discussion of the conditions to the Reorganization and the merger, see “The Transactions—Regulatory Approvals” beginning on page 87, “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 107, and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution” beginning on page 115.

Q:	Who can answer my questions?
A:	If you are a Gardner Denver stockholder and you have any questions about the merger, please contact Gardner Denver’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free (888) 750-5834
Banks and Brokers Call Collect (212) 750-5833

If you are an Ingersoll Rand shareholder and you have any questions about the Reorganization, Distribution or merger or you would like to request additional documents, including copies of this proxy statement/prospectus-information statement, please contact Evan M. Turtz, Senior Vice President, General Counsel and Secretary, c/o Ingersoll-Rand Company, 800-E Beaty Street, Davidson, North Carolina 28036, telephone (704) 655-4000.

Q:	Who is the transfer agent for Gardner Denver common stock and the distribution agent for the Distribution?
A:	American Stock Transfer & Trust Company, LLC is the transfer agent for Gardner Denver common stock. Computershare Trust Company, N.A. is the distribution agent for the Distribution.
Q:	Where can I find more information about Ingersoll Rand, Gardner Denver, Ingersoll Rand Industrial and the Transactions?
A:	You can find out more information about Ingersoll Rand, Gardner Denver, Ingersoll Rand Industrial and the Transactions by reading this proxy statement/prospectus-information statement and, with respect to Ingersoll Rand and Gardner Denver, from various sources described in “Where You Can Find More Information; Incorporation By Reference” beginning on page 230.

SUMMARY

This summary, together with the section titled “Questions and Answers About the Transactions and the Special Meeting” immediately preceding this summary, provides a summary of the material terms of the Reorganization, Distribution and merger. These sections highlight selected information contained in this proxy statement/prospectus-information statement and may not include all the information that is important to you. To better understand the proposed Reorganization, Distribution and merger, and the risks related to these transactions, you should read this entire proxy statement/prospectus-information statement carefully, including the annexes, as well as those additional documents to which this proxy statement/prospectus-information statement refers you. See also “Where You Can Find More Information; Incorporation By Reference.”

Information on Gardner Denver (page 157)
Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700

Gardner Denver Holdings, Inc., referred to as Gardner Denver, and its subsidiaries provide mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services. Gardner Denver’s current operating subsidiaries include Gardner Denver, Inc. and certain of its subsidiaries. For more information on Gardner Denver, see “Information About Gardner Denver.”

Charm Merger Sub Inc.
c/o Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
(414) 212-4700

Charm Merger Sub Inc., referred to as Merger Sub, is a wholly-owned subsidiary of Gardner Denver. Merger Sub was incorporated on April 25, 2019 for the purposes of merging with and into Ingersoll Rand Industrial in the merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement and the Transactions and approvals contemplated therein.

Information on Ingersoll Rand (page 164)
Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
+(353) (0) 18707400

Ingersoll-Rand plc, referred to as Ingersoll Rand, and its consolidated subsidiaries provide products, services and solutions to enhance the quality, energy efficiency and comfort of air in homes and buildings, transport and protect food and perishables and increase industrial productivity and efficiency. For more information on Ingersoll Rand, see “Information About Ingersoll-Rand plc.”

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, North Carolina 28036
(704) 655-4000

Ingersoll Rand U.S. HoldCo, Inc., referred to as Ingersoll Rand Industrial, was incorporated on April 26, 2019 and is currently a wholly-owned subsidiary of Ingersoll Rand. In connection with the Reorganization and Distribution, Ingersoll Rand will cause specified assets and liabilities used in the Ingersoll Rand Industrial Business to be transferred to Ingersoll Rand Industrial and then distribute all of the shares of Ingersoll Rand Industrial common stock to Ingersoll Rand shareholders.

The Ingersoll Rand industrial business, referred to as the Ingersoll Rand Industrial Business, consists of compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car golf, utility and consumer low-speed vehicles. For more information on the Ingersoll Rand Industrial Business, see “Information About the Ingersoll Rand Industrial Business.”

The Transactions (See “The Transactions” beginning on page 55).

On April 30, 2019, Gardner Denver and Ingersoll Rand agreed to enter into transactions to effect the transfer of the Ingersoll Rand Industrial Business to Gardner Denver. These transactions provide for the separation of the Ingersoll Rand Industrial Business into Ingersoll Rand Industrial, the distribution of Ingersoll Rand Industrial to Ingersoll Rand’s shareholders and the subsequent merger of Merger Sub with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving as a wholly-owned subsidiary of Gardner Denver. As a result of and immediately following these transactions, Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and existing Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. Ingersoll Rand shareholders will retain their ordinary shares of Ingersoll Rand. In order to effect the Transactions, Gardner Denver, Merger Sub, Ingersoll Rand and Ingersoll Rand Industrial entered into the Merger Agreement and Ingersoll Rand and Ingersoll Rand Industrial entered into the Separation Agreement. In addition, Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial or their respective affiliates will enter into a series of ancillary agreements in connection with the Transactions.

For a more complete discussion of the transaction agreements, see “The Transaction Agreements—The Merger Agreement,” “The Transaction Agreements—The Separation Agreement,” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Transaction Sequence (See “The Transactions—Transaction Sequence” beginning on page 55).

Below is a step-by-step list illustrating the material events relating to the Reorganization, Distribution and merger:

Step 1 Reorganization

Prior to the Distribution and the merger, Ingersoll Rand will convey to Ingersoll Rand Industrial or one or more subsidiaries of Ingersoll Rand Industrial certain assets and liabilities constituting the Ingersoll Rand Industrial Business, and will cause members of the Ingersoll Rand Industrial Group to convey to Ingersoll Rand or one or more of its designated subsidiaries (other than members of the Ingersoll Rand Industrial Group) certain excluded assets and excluded liabilities in order to separate and consolidate the Ingersoll Rand Industrial Business.

Step 2 Incurrence of Ingersoll Rand Industrial Debt

Prior to the Distribution and the merger, it is expected that Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group will incur the Ingersoll Rand Industrial Term Facility in an aggregate principal amount of $1.9 billion. The proceeds of the Ingersoll Rand Industrial Term Facility will be used by Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group to make a payment to Ingersoll Rand or one of its affiliates other than a member of the Ingersoll Rand Industrial Group prior to the Distribution under the terms of the Separation Agreement, in the amount of approximately $1.9 billion, subject to certain adjustments set forth in the Separation Agreement (the “Ingersoll Rand Industrial Payment”).

The material terms of the Ingersoll Rand Industrial Term Facility, based on the current expectations of Gardner Denver, are described in more detail under “The Transaction Agreements—Debt Financing.”

Step 3 Distribution

Ingersoll Rand will effect the Distribution by distributing on a pro rata basis all of the shares of Ingersoll Rand Industrial common stock it holds to Ingersoll Rand shareholders entitled to shares of Ingersoll Rand Industrial common stock in the Distribution as of the record date of the Distribution. Ingersoll Rand will deliver the shares of Ingersoll Rand Industrial common stock in book-entry form to the distribution agent.

Step 4 Merger

Following the Distribution, Merger Sub will merge with Ingersoll Rand Industrial, whereby the separate corporate existence of Merger Sub will cease and Ingersoll Rand Industrial will continue as the surviving corporation and as a wholly-owned subsidiary of Gardner Denver. In the merger, each share of Ingersoll Rand

Industrial common stock will be automatically converted into the right to receive a number of shares of Gardner Denver common stock pursuant to an exchange ratio described under the heading “The Transactions—Calculation of the Merger Consideration” below. Immediately after the consummation of the merger, approximately 50.1% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Ingersoll Rand Industrial stockholders and approximately 49.9% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Gardner Denver stockholders, in each case excluding any overlaps in the pre-transaction stockholder bases.

Pursuant to the exchange ratio true-up provision in the Merger Agreement, in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock.

Conditions to the Distribution (See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution” beginning on page 115).

The obligation of Ingersoll Rand to complete the Distribution is subject to the satisfaction or waiver by Ingersoll Rand (subject to the limitation that certain waivers will also be subject to the prior written consent of Gardner Denver) of the following conditions:

•	completion of the Reorganization;
•	Ingersoll Rand Industrial issuing to Ingersoll Rand or a member of the Ingersoll Rand Group additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding shall be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution;
•	payment of the Ingersoll Rand Industrial Payment; and
•	satisfaction or waiver by the party entitled to the benefit thereof of the conditions to the obligations of the parties to the Merger Agreement to consummate the merger, in each case, other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution or merger.

The Merger; Merger Consideration (See “The Transactions—Calculation of the Merger Consideration” beginning on page 57).

In accordance with the Merger Agreement and Delaware law, immediately following the Distribution, Merger Sub will merge with and into Ingersoll Rand Industrial. As a result of the merger, the separate corporate existence of Merger Sub will cease and Ingersoll Rand Industrial will continue as the surviving entity and will become a wholly-owned direct subsidiary of Gardner Denver. Following the merger, Gardner Denver will continue the combined business operations of Ingersoll Rand Industrial and Gardner Denver.

The Merger Agreement provides that each share of Ingersoll Rand Industrial common stock issued and outstanding immediately before the effective time of the merger (which calculation is described below) will automatically convert at the effective time of the merger into a number of shares of Gardner Denver common stock based on the exchange ratio set forth in the Merger Agreement. However, each share of Ingersoll Rand Industrial common stock that is held as treasury stock or by Gardner Denver will be automatically cancelled at the effective time of the merger. The exchange ratio will be determined prior to the closing of the merger based on the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of Ingersoll Rand Industrial common stock, on the other hand, in each case outstanding immediately prior to the effective time of the merger. As described in the Merger Agreement, the exchange ratio equals the quotient of (i) the total shares of Gardner Denver common stock issued pursuant to the Share Issuance divided by (ii) the number of shares of Ingersoll Rand Industrial common stock issued and outstanding immediately prior to the effective time of the merger, subject to the adjustments set forth in the Merger Agreement. The total shares of Gardner Denver common stock to be issued pursuant to the Share Issuance will equal the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the merger multiplied by the quotient of 50.1 divided by 49.9.

Holders of Ingersoll Rand ordinary shares (who following the Distribution will have become holders of shares of Ingersoll Rand Industrial common stock) will not be required to pay for the shares of Gardner Denver common stock they receive and will also retain all of their Ingersoll Rand ordinary shares. Existing shares of Gardner Denver common stock will remain outstanding.

No fractional shares of Gardner Denver common stock will be issued pursuant to the merger. All fractional shares of Gardner Denver common stock that a holder of shares of Ingersoll Rand Industrial common stock would otherwise be entitled to receive as a result of the merger will be aggregated by the distribution agent, and the distribution agent will cause the whole shares obtained by such aggregation to be sold on the NYSE at then-prevailing market prices as soon as practicable after the effective time of the merger. The distribution agent will pay the net proceeds of the sale, after deducting any required withholding taxes and any fees of the distribution agent attributable to such sale, as soon as practicable to the holders of shares of Ingersoll Rand Industrial common stock that would otherwise be entitled to receive such fractional shares of Gardner Denver common stock pursuant to the merger. The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the merger will be reduced by any applicable withholding taxes. See “The Transactions—Calculation of the Merger Consideration” beginning on page 57. The Merger Agreement also contains an exchange ratio true-up provision that provides in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the exchange ratio true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock. If such an increase is necessary, then the amount of the Ingersoll Rand Industrial Payment distributed pursuant to the Separation Agreement will be decreased unless certain circumstances described in the Merger Agreement exist.

Conditions to the Merger (See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 107).

Mutual Conditions. As more fully described in this proxy statement/prospectus-information statement, the obligations of each of the parties to effect the closing of the merger are subject to the satisfaction or waiver of a number of conditions, including those described below.

The obligations of the parties to the Merger Agreement to consummate the merger are subject to the satisfaction or, if permitted under applicable law, waiver by Gardner Denver and Ingersoll Rand of the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under other competition laws in certain specified jurisdictions and other material consents by national government authorities necessary to permit consummation of the Transactions in material compliance with applicable law;
•	the consummation of the Reorganization and the Distribution in accordance with the Separation Agreement;
•	the effectiveness of this proxy statement/prospectus-information statement and the registration statement of Ingersoll Rand Industrial and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto and the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance being approved for listing on the NYSE, subject to official notice of issuance;
•	the approval by Gardner Denver stockholders of the Share Issuance, in accordance with applicable law and the rules and regulations of the NYSE; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the merger.

Gardner Denver Conditions. Gardner Denver’s and Merger Sub’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver by Gardner Denver of the following additional conditions:

•	the performance or compliance in all material respects by Ingersoll Rand and Ingersoll Rand Industrial of all covenants required to be complied with or performed by it on or prior to the effective time of the merger under the Merger Agreement;
•	the truth and correctness of the representations and warranties of Ingersoll Rand set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;
•	the receipt by Gardner Denver of a certificate, dated as of the closing date of the merger, signed by a senior officer of Ingersoll Rand certifying the satisfaction of the conditions described in the preceding two bullet points;
•	the entry by Ingersoll Rand (or its subsidiary) and Ingersoll Rand Industrial into all applicable other Transaction Documents, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the effective time of the merger; and
•	the receipt by Gardner Denver of a tax opinion from its U.S. tax counsel, which opinion shall not have been withdrawn or modified in any material respect.

Ingersoll Rand Conditions. Ingersoll Rand’s and Ingersoll Rand Industrial’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver by Ingersoll Rand of the following additional conditions:

•	the performance or compliance in all material respects by Gardner Denver and Merger Sub of all covenants required to be complied with or performed by them on or prior to the effective time of the merger under the Merger Agreement;
•	the truth and correctness of the representations and warranties of Gardner Denver set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;
•	the receipt by Ingersoll Rand of a certificate, dated as of the closing date of the merger, signed by a senior officer of Gardner Denver certifying the satisfaction of the conditions described in the preceding two bullet points;
•	the entry by Gardner Denver (or its subsidiary) and Merger Sub into all other applicable Transaction Documents, and performance in all material respects of all covenants thereunder to be performed or complied with prior to the effective time of the merger; and
•	the receipt by Ingersoll Rand of tax opinions from its U.S. and Irish tax counsel, which opinions shall not have been withdrawn or modified in any material respect.

Opinion of Baird (See “The Transactions—Opinion of Baird” beginning on page 74).

On April 29, 2019, Robert W. Baird & Co. Incorporated, which we refer to as Baird, verbally rendered its opinion to the Gardner Denver board of directors (which was subsequently confirmed in writing by delivery of Baird’s written opinion addressed to the Gardner Denver board of directors dated April 29, 2019) as to the fairness, from a financial point of view, to Gardner Denver of the exchange ratio provided for in the merger pursuant to the Merger Agreement.

Baird’s opinion was directed to the Gardner Denver board of directors (in its capacity as the Gardner Denver board of directors) and only addressed the fairness, from a financial point of view, to Gardner Denver of the exchange ratio provided for in the merger pursuant to the Merger Agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding. The summary of Baird’s opinion in this proxy statement/prospectus-information statement is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this proxy statement/prospectus-information statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Baird in connection with the preparation of its opinion. However, neither Baird’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus-information statement are intended to be, and do not constitute, advice or a recommendation to Gardner Denver board of directors, any security holder of Gardner Denver or any other person as to how to act or vote with respect to any matter relating to the merger. See “The Transactions—Opinion of Baird.”

Board of Directors and Management of Gardner Denver Following the Merger (See “Information About Gardner Denver—Directors and Executive Officers of Gardner Denver” beginning on page 157 and “The Transaction Agreement—The Merger Agreement—Post-Closing Gardner Denver Board of Directors and Executive Officers” beginning on page 93).

The Merger Agreement provides that the Gardner Denver board of directors will take all actions necessary such that, effective as of the effective time of the merger, the number of directors comprising the Gardner Denver board of directors shall be ten, including seven current Gardner Denver board members and three individuals designated by Ingersoll Rand. Four current members of the Gardner Denver board of directors will resign effective as of the merger and, at the effective time of merger, KKR Renaissance Aggregator will have no more than two directors on the Gardner Denver board of directors. Gardner Denver and Ingersoll Rand are in the process of identifying the individuals whom Gardner Denver and Ingersoll Rand will designate for appointment to the board of directors of the combined company upon the consummation of the merger, and details regarding these individuals will be provided in a Current Report on Form 8-K filed following their appointment as directors.

Following the merger, management of the combined company will be led by Gardner Denver’s Chief Executive Officer, Vicente Reynal, and a management team from both companies.

Interests of Certain Persons in the Merger (See “The Transactions—Interests of Certain Persons in the Merger” beginning on page 87).

Certain of the executive officers of Gardner Denver or members of the Gardner Denver board of directors may have interests in the Transactions that differ from, or are in addition to, those of Gardner Denver stockholders.

Regulatory Approvals (See “The Transactions—Regulatory Approvals” beginning on page 87, “The Transaction Agreements—The Merger Agreement—Regulatory Matters” beginning on page 101).

As further described in this proxy statement/prospectus-information statement, to complete the Reorganization, the Distribution and the merger, there are filings, notices and waiting periods required in order for Gardner Denver and Ingersoll Rand to obtain required authorizations, approvals and/or consents from a number of antitrust, competition and other regulatory authorities, including required approvals under the competition laws of China, the European Union, Mexico, Russia, South Africa and Turkey, clearance under French foreign investment laws, as well as the expiration of the applicable waiting period under the HSR Act. Gardner Denver and Ingersoll Rand have agreed to use their respective reasonable best efforts to obtain those authorizations, approvals and/or consents.

For additional information, see “The Transactions—Regulatory Approvals.”

As further described in this proxy statement/prospectus-information statement, the Merger Agreement generally provides that Ingersoll Rand and Gardner Denver will file all required notifications under the HSR Act with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”). Each party has agreed, subject to certain limitations, to use its reasonable best efforts to obtain early termination of any waiting period under the HSR Act and supply each other, the FTC and the DOJ with any information reasonably required in connection with such filings. Gardner Denver and Ingersoll Rand filed the requisite notification and report forms with the DOJ and the FTC on May 29, 2019, and the waiting period under the HSR Act has expired. If the merger is not completed within 12 months after the expiration or earlier termination of the applicable HSR Act waiting period, Gardner Denver and Ingersoll Rand will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the merger could be completed. In addition, the Merger Agreement generally provides that Ingersoll Rand and Gardner Denver will use their respective reasonable best efforts (as specified in the Merger Agreement and subject to certain exceptions specified therein) to consummate the Transactions, including using reasonable best efforts to file any applications, notices, registrations, filings, reports, petitions and other documents required to be filed with any governmental authority necessary or advisable to consummate the Transactions, obtain each required approval, consent, ratification, permission and waiver of authorization from governmental authorities and parties to any material contractual obligations, cooperate with and provide notice to each other and lift any restraint, injunction or other legal bar to the Transactions. For additional information, see “The Transaction Agreements—The Merger Agreement—Regulatory Matters.”

No Dissenters’ Rights or Rights of Appraisal (See “The Transactions—No Dissenters’ Rights or Rights of Appraisal” beginning on page 89).

Neither Ingersoll Rand’s shareholders nor Gardner Denver’s stockholders will be entitled to exercise appraisal or dissenters’ rights under Irish company law or the DGCL, in connection with the merger.

Debt Financing (See “The Transaction Agreements—Debt Financing” beginning on page 121).

In connection with entering into the Merger Agreement, Gardner Denver and Ingersoll Rand Industrial entered into a commitment letter dated as of April 30, 2019 (as amended and restated on May 31, 2019, the “Ingersoll Rand Industrial Commitment Letter”) with certain financial institutions (the “Ingersoll Rand Industrial Commitment Parties”). Pursuant to the Ingersoll Rand Industrial Commitment Letter, among other things, the Ingersoll Rand Industrial Commitment Parties committed to provide Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group with a $1.9 billion senior secured first lien term loan facility (the “Ingersoll Rand Industrial Term Loan Facility”) subject to the terms and conditions of the Ingersoll Rand Industrial Commitment Letter.

Termination (See “The Transaction Agreements—The Merger Agreement—Termination” beginning on page 108).

The Merger Agreement may be terminated at any time prior to the consummation of the merger by the mutual written consent of Gardner Denver and Ingersoll Rand. Also, subject to specified qualifications and exceptions, either Gardner Denver or Ingersoll Rand may terminate the Merger Agreement at any time prior to the consummation of the merger if:

•	any governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Transaction becomes final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions;
•	the merger has not been consummated on or prior to October 30, 2020 (the “outside date”); or
•	Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver’s stockholders held for such purpose (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Gardner Denver may terminate the Merger Agreement if:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance and subject to payment by Gardner Denver to Ingersoll Rand of the $176 million termination fee, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal (as defined below) and Gardner Denver enters into such agreement, in circumstances where Gardner Denver is permitted to terminate the Merger Agreement and accept such Superior Proposal; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Ingersoll Rand or Ingersoll Rand Industrial in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Gardner Denver’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by Gardner Denver to Ingersoll Rand and (ii) one business day before the outside date.

In addition, subject to specified qualifications and exceptions, Ingersoll Rand may terminate the Merger Agreement if:

•	the Gardner Denver board of directors effects a Change of Recommendation; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Gardner Denver in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Ingersoll Rand’s and Ingersoll Rand Industrial’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by Ingersoll Rand to Gardner Denver and (ii) one business day before the outside date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fees and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party to the Merger Agreement of liability for material willful breach prior to termination.

Termination Fees and Expenses (See “The Transaction Agreements—The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances” beginning on page 109). The Merger Agreement provides that upon termination of the Merger Agreement under specified circumstances, Gardner Denver is required to pay Ingersoll Rand a termination fee of $176 million (the “termination fee”). The circumstances under which the termination fee would be payable include:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal (as defined below) and Gardner Denver enters into such agreement, in circumstances where Gardner Denver is permitted to terminate the Merger Agreement and accept such Superior Proposal;
•	if Ingersoll Rand terminates the Merger Agreement following a Change of Recommendation (as defined below) by the Gardner Denver board of directors; and
•	if (1) a Competing Proposal (as defined below) with respect to Gardner Denver is publicly made and not withdrawn at least two business days prior to specified events, (2) the Merger Agreement is terminated (A) for a failure to obtain Gardner Denver stockholder approval for the Share Issuance, (B) because Gardner Denver has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied or (C) because the transactions contemplated by the Merger Agreement have not been consummated prior to the outside date and (3) Gardner Denver consummates, or enters into a definitive agreement with respect to a Competing Proposal (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”) within 12 months of the termination of the Merger Agreement.

For the purposes of this section, the following defined terms have the following meanings:

•	A “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references to 20% in the definition thereof being replaced by 50%) made by a third party which did not result from a breach of the non-solicitation provisions of the Merger Agreement and which, in the good faith judgment of the Gardner Denver board of directors after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Gardner Denver’s stockholders, from a financial point of view, than the merger and the other transactions contemplated by the Merger Agreement, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Ingersoll Rand pursuant to the notification provisions of the Merger Agreement described below in response to such Superior Proposal.

•	A “Competing Proposal” means any proposal or offer from a third party relating to:
•	a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Gardner Denver resulting in, or any proposal or offer which if consummated would result in, any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole; or
•	any acquisition by any person, entity or group (as defined in or under Section 13 of the Exchange Act) other than Gardner Denver or any of its subsidiaries, Ingersoll Rand, Ingersoll Rand Industrial or any affiliate thereof resulting in, or any proposal or offer which if consummated would result in any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole.

If the Merger Agreement is terminated because Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver stockholders, Gardner Denver will be required to reimburse Ingersoll Rand in cash for certain out-of-pocket fees and expenses incurred by Ingersoll Rand in connection with the Transactions, up to a maximum of $35 million in the aggregate.

Required Vote (See “The Special Meeting of Gardner Denver Stockholders—Required Vote” beginning on page 52).

The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Share Issuance proposal and the Equity Plan Amendment proposal. The merger will not occur unless the Share Issuance proposal is approved. The approval by Gardner Denver stockholders of the Equity Plan Amendment proposal is not a condition to the completion of the merger.

The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the adjournment proposal, where a quorum is present.

Approval of each proposal is not conditioned on the approval of any other proposal.

No vote of Ingersoll Rand shareholders is required or being sought (other than a vote on the change of the name of Ingersoll Rand) in connection with the spin-off, the merger or the other Transactions described in this proxy statement/prospectus-information statement.

KKR Renaissance Aggregator, which beneficially owns approximately 34.5% of the issued and outstanding Gardner Denver common stock, has entered into a voting and support agreement with Ingersoll Rand pursuant to which KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting and Support Agreement.”

Voting by Gardner Denver Executive Officers and Directors (See “The Special Meeting of Gardner Denver Stockholders—Certain Ownership of Gardner Denver Common Stock” beginning on page 54).

As of the record date, Gardner Denver’s executive officers and directors beneficially owned           shares of Gardner Denver common stock, representing approximately   % of the shares outstanding as of such date. Gardner Denver currently expects that each of its directors and executive officers will vote their shares of Gardner Denver common stock in favor of all proposals, although none of them has entered into an agreement requiring them to do so.

Material U.S. Federal Income Tax Consequences of the Transactions (See “Material U.S. Federal Income Tax Consequences of the Transactions” beginning on page 206).

Assuming the Contribution, taken together with the Distribution, qualifies as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, the Ingersoll Rand shareholders will not recognize any taxable income, gain or loss as a result of the Distribution for U.S. federal income tax purposes. Assuming the merger qualifies as a

“reorganization” within the meaning of Section 368(a) of the Code, U.S. holders, as defined below, of Ingersoll Rand Industrial common stock who receive Gardner Denver common stock in the merger will not recognize any gain or loss for U.S. federal income tax purposes (except with respect to cash in lieu of fractional shares). Gardner Denver stockholders will not receive any stock or other consideration in respect of their Gardner Denver common stock pursuant to the merger, and accordingly will not recognize any gain or loss in respect of their Gardner Denver common stock.

Risk Factors (See “Risk Factors” beginning on page 29).

Gardner Denver stockholders and Ingersoll Rand shareholders should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this proxy statement/prospectus-information statement and the other documents to which they have been referred.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary historical consolidated financial data of Gardner Denver, summary historical combined financial data of the Ingersoll Rand Industrial Business, summary unaudited condensed combined pro forma financial data of Gardner Denver and comparative historical and pro forma per share data of Gardner Denver are being provided to help you in your analysis of the financial aspects of the transaction. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference in this proxy statement/prospectus-information statement. See “Where You Can Find More Information; Incorporation By Reference,” “Information About Gardner Denver,” “Information About the Ingersoll Rand Industrial Business” and “Selected Financial Statement Data.”

Summary of Historical Consolidated Financial Data of Gardner Denver

Gardner Denver’s summary historical consolidated financial data presented below have been derived from, and should be read in conjunction with Gardner Denver’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018 and the unaudited financial statements of Gardner Denver and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Gardner Denver’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, each of which is incorporated by reference into this proxy statement/prospectus-information statement. The data shown below is not necessarily indicative of results to be expected for any future period. To find where you can obtain copies of Gardner Denver’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation By Reference.”

	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Statement of Operations Data:
Revenues	$1,846.1	$1,977.1	$2,689.8	$2,375.4	$1,939.4
Cost of sales	1,159.7	1,233.6	1,677.3	1,477.5	1,222.7
Gross profit	686.4	743.5	1,012.5	897.9	716.7
Selling and administrative expenses	323.0	330.4	434.6	446.2	415.1
Amortization of intangible assets	92.6	93.4	125.8	118.9	124.2
Impairment of other intangible assets	—	—	—	1.6	25.3
Other operating expense, net	43.1	10.8	9.1	222.1	48.6
Operating income	227.7	308.9	443.0	109.1	103.5
Interest expense	68.0	76.5	99.6	140.7	170.3
Loss on extinguishment of debt	0.2	1.0	1.1	84.5	—
Other income, net	(3.1)	(6.7)	(7.2)	(3.4)	(3.6)
Income (loss) before income taxes	162.6	238.1	349.5	(112.7)	(63.2)
Provision (benefit) for income taxes	29.2	63.2	80.1	(131.2)	(31.9)
Net income (loss)	133.4	174.9	269.4	18.5	(31.3)
Net income attributable to noncontrolling interest	—	—	—	0.1	5.3
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$133.4	$174.9	$269.4	$18.4	$(36.6)
Basic income (loss) per share	$0.66	$0.87	$1.34	$0.10	$(0.25)
Diluted income (loss) per share	$0.64	$0.83	$1.29	$0.10	$(0.25)

	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Statement of Cash Flows Data:
Cash flows - operating activities	$244.3	$298.3	$444.5	$200.5	$165.6
Cash flows - investing activities	(45.1)	(142.6)	(235.0)	(60.8)	(82.1)
Cash flows - financing activities	(13.1)	(272.8)	(373.0)	(17.4)	(43.0)
	Gardner Denver
	As of September 30,	As of December 31,
(In millions)	2019	2018	2017	2016
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$406.4	$221.2	$393.3	$255.8
Total assets	4,553.8	4,487.1	4,621.2	4,316.0
Total liabilities	2,763.3	2,811.1	3,144.4	4,044.2
Total stockholders’ equity	1,790.5	1,676.0	1,476.8	271.8

Summary of Historical Combined Financial Data of the Ingersoll Rand Industrial Business

The Ingersoll Rand Industrial Business’ combined statement of income data for the three years ended December 31, 2018, 2017 and 2016 and the combined balance sheet data as of December 31, 2018 and 2017 have been derived from the Ingersoll Rand Industrial Business’ audited combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The Ingersoll Rand Industrial Business’ combined statement of income data for the nine months ended September 30, 2019 and 2018 and the combined balance sheet data as of September 30, 2019 have been derived from the Ingersoll Rand Industrial Business’ unaudited condensed combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The summary combined financial data below is not necessarily indicative of the results that may be expected for any future period. The combined financial data for any interim period is not necessarily indicative of the results that may be expected for the full year. This information is only a summary and should be read in conjunction with the financial statements of the Ingersoll Rand Industrial Business and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Ingersoll Rand Industrial Business” thereto included elsewhere in this proxy statement/prospectus-information statement.

The financial information of the Ingersoll Rand Industrial Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of Ingersoll Rand and reflects assumptions and allocations made by Ingersoll Rand. The financial position, results of operations and cash flows of the Ingersoll Rand Industrial Business presented may be different from those that would have resulted had the Ingersoll Rand Industrial Business been operated as a stand-alone company. As a result, the historical financial information of the Ingersoll Rand Industrial Business is not a reliable indicator of future results. See “Risk Factors.”

	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Income Data:
Net revenues(a)	$2,602.4	$2,477.4	$3,386.1	$3,085.8	$3,018.3
Operating expenses(b)	2,334.2	2,220.1	(3,023.5)	(2,775.6)	(2,734.3)
Operating income	268.2	257.3	362.6	310.2	284.0
Other income/(expense), net	1.3	(2.1)	(3.2)	3.1	2.3
Provision for income taxes	(54.9)	(58.1)	(83.1)	(119.2)	(79.9)
Net earnings	$214.6	$197.1	$276.3	$194.1	$206.4
Net earnings attributable to noncontrolling interests	(2.3)	(2.5)	(2.6)	3.2	(2.1)
Net earnings attributable to Ingersoll Rand Industrial	$212.3	$194.6	$273.7	$197.3	$204.3
(a)	Includes sales to related parties of $46.5 million and $46.6 million for the nine months ended September 30, 2019 and 2018, respectively, and $61.7 million, $55.6 million, and $54.4 million for 2018, 2017 and 2016, respectively.
(b)	Includes cost of goods sold and selling and administrative expenses.
	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$191.1	$172.1	$337.7	$382.8	$294.1
Investing activities	$(1,500.1)	$(48.3)	$(91.9)	$(150.4)	$(63.6)
Financing activities	$1,362.8	$228.5	$(365.0)	$(165.0)	$(229.6)
	Ingersoll Rand Industrial Business
	As of September 30,	As of December 31,
(In millions)	2019	2018	2017
	(unaudited)
Combined Balance Sheet Data:
Cash and cash equivalents	$244.0	$196.0	$324.6
Total assets	$4,455.0	$2,828.8	$2,934.6
Total liabilities	$970.6	$879.6	$877.0
Total equity	$3,484.4	$1,949.2	$2,057.6

Summary Unaudited Condensed Combined Pro Forma Financial Data

The summary unaudited condensed combined pro forma financial data presented below has been prepared by Gardner Denver and is being provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Gardner Denver or the Ingersoll Rand Industrial Business would have been had the transaction been completed at the beginning of the periods or on the dates indicated, nor is it necessarily indicative of any future operating results or financial position. The selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Information and related notes beginning on page 185 of this proxy statement/prospectus-information statement.

Pro Forma Combined Gardner Denver and the Ingersoll Rand Industrial Business
(In millions, except per share data)	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018
Statement of Operations Data:
Revenues	$4,587.6	$6,460.3
Operating income	436.3	662.2
Net income attributable to Pro Forma Combined	262.2	380.4

Other Data:
Net income per share of common stock, basic	$0.63	$0.92
Net income per share of common stock, diluted	$0.62	$0.90
Weighted-average shares of common stock outstanding, basic	414.4	412.9
Weighted-average shares of common stock outstanding, diluted	420.2	420.5
As of September 30, 2019
Balance Sheet Data:
Cash and cash equivalents	$379.7
Total assets	15,548.6
Long-term debt, including current portion	3,470.9
Total stockholders’ equity	9,406.6

Comparative Historical and Pro Forma Per Share Data

The following tables set forth historical and pro forma per share data of Gardner Denver. The Gardner Denver historical data has been derived from, and should be read in conjunction with, the audited consolidated financial statements of Gardner Denver and the accompanying notes thereto included in Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018 and the unaudited financial statements of Gardner Denver and the accompanying notes thereto included in Gardner Denver’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, each of which is incorporated by reference into this proxy statement/prospectus-information statement.

This summary of comparative historical and pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the transaction been completed during the period presented, nor is it necessarily indicative of any future results. Gardner Denver and the Ingersoll Rand Industrial Business may have performed differently had the transaction occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Gardner Denver and the Ingersoll Rand Industrial Business been combined during the period presented or of the future results of Gardner Denver following the transaction.

The following table presents certain historical and pro forma per share data for Gardner Denver:

	As of and for the Nine Months Ended September 30, 2019		As of and for the Year Ended December 31, 2018
	Historical	Pro Forma(a)	Historical	Pro Forma(a)
	(unaudited)			(unaudited)
Gardner Denver:
Earnings Per Share Data:
Basic	$0.66	$0.63	$1.34	$0. 92
Diluted	$0.64	$0.62	$1.29	$0. 90

Weighted-average common stock outstanding:
Basic	203.1	414.4	201.6	412.9
Diluted	208.6	420.2	209.1	420.5
Book value per share of common stock	$8.76	N/A	$8.46	N/A
Cash dividends declared per share of common stock	$—	N/A	$—	N/A

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION

Historical Market Price Data

Historical market price data for Ingersoll Rand Industrial has not been presented because Ingersoll Rand Industrial is currently a wholly-owned subsidiary of Ingersoll Rand and its equity interests are not publicly traded.

Gardner Denver common stock is listed and traded on the NYSE under the symbol “GDI.” The following table sets forth, for the periods indicated, the high and low sales prices per share of Gardner Denver common stock, as reported on the NYSE. On [•], 2020, the last practicable trading day prior to the date of this proxy statement/prospectus-information statement, there were [•] shares of Gardner Denver common stock outstanding. Gardner Denver has not declared or paid dividends to the holders of its common stock since its initial public offering.

	Gardner Denver
	High	Low
Calendar Year Ended December 31, 2017
Second Quarter (since May 12, 2017)	$24.55	$19.91
Third Quarter	$27.65	$20.55
Fourth Quarter	$34.63	$26.10

Calendar Year Ended December 31, 2018
First Quarter	$38.00	$29.93
Second Quarter	$35.28	$27.47
Third Quarter	$29.84	$24.35
Fourth Quarter	$28.61	$18.70

Calendar Year Ended December 31, 2019
First Quarter	$28.30	$19.70
Second Quarter	$36.22	$26.77
Third Quarter	$35.39	$26.33
Fourth Quarter (through December 4, 2019)	$34.30	$26.49

The following table presents the last reported sale price of a share of Gardner Denver common stock, as reported on the NYSE on April 29, 2019, the last full trading day prior to the public announcement of the proposed transactions, and on [•], 2020, the last practicable trading day prior to the date of this proxy statement/prospectus-information statement:

	Gardner Denver
April 29, 2019		$32.55
[•], 2020	$	[•]

Dividend Policy

Gardner Denver did not declare or pay dividends to the holders of its common stock in the years ended December 31, 2018 and 2017. Gardner Denver does not intend to pay cash dividends on its common stock in the foreseeable future. Gardner Denver may, in the future, decide to pay dividends on its common stock. Any future determination to pay dividends will be at the discretion of the combined company’s board of directors and will depend on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that its board of directors deem relevant. Per the terms of the Merger Agreement, Gardner Denver is currently restricted from declaring and paying any dividends prior to the effective time of the merger.

RISK FACTORS

You should carefully consider the following risks, together with the other information contained in this proxy statement/prospectus-information statement and the annexes hereto. For a discussion of additional uncertainties associated with (1) Gardner Denver’s businesses and (2) forward-looking statements in this proxy statement/prospectus-information statement, please see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” In addition, you should consider the risks associated with Gardner Denver’s business that appear in Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018, which is incorporated by reference into this proxy statement/prospectus-information statement.

Any of the following risks could materially and adversely affect Gardner Denver’s, Ingersoll Rand Industrial’s or the combined company’s business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this proxy statement/prospectus-information statement. In such case, the trading price for Gardner Denver common stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Gardner Denver currently faces or that the combined company will face after the consummation of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the combined company’s business, financial condition and results of operations or the price of combined company’s common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transactions

The integration of the Ingersoll Rand Industrial Business with Gardner Denver following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the Ingersoll Rand Industrial Business with Gardner Denver. Risks arising from these difficulties include:

•	the inability to successfully combine Gardner Denver and the Ingersoll Rand Industrial Business in a manner that permits the combined company to achieve the cost savings anticipated to result from the Transactions, which would result in the anticipated benefits of the Transactions not being realized in the time frame currently anticipated or at all;
•	the integration of the Ingersoll Rand Industrial Business with Gardner Denver’s current businesses while carrying on the ongoing operations of all businesses;
•	the challenge of integrating the business cultures and personnel of each of the Ingersoll Rand Industrial Business and Gardner Denver, which may prove to be incompatible;
•	the complexities of combining two businesses with different histories, geographic footprints and assets;
•	the challenge and cost of integrating certain information technology systems and other systems currently provided by Ingersoll Rand with each of the Ingersoll Rand Industrial Business and Gardner Denver;
•	potential difficulty in retaining key officers and personnel of Ingersoll Rand Industrial and Gardner Denver;
•	the challenges associated with combining financial reporting for Gardner Denver and the Ingersoll Rand Industrial Business, including any resulting changes to Gardner Denver’s historical financial reporting practices and segments;
•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Transactions; and
•	the process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the combined company’s ability to maintain relationships with suppliers, vendors and employees or to achieve the anticipated benefits of the Transactions, or could otherwise materially and adversely affect the combined company’s business and financial results. The integration process may also result in changes or interruptions to Gardner Denver’s historical practice of giving forward-looking financial guidance and the level of detail provided in its public financial disclosures, which could adversely affect the expectations of stockholders and the stock price of the combined company.

Additionally, on May 15, 2019, Ingersoll Rand closed the acquisition of the Precision Flow Systems business and is undertaking the integration of the Precision Flow Systems business with the Ingersoll Rand Industrial Business. The integration of the Precision Flow Systems business may present similar challenges to those described above.

Gardner Denver and Ingersoll Rand may be unable to satisfy the conditions or obtain the approvals required to complete the merger or such approvals may contain material restrictions or conditions.

The consummation of the merger is subject to numerous conditions, as described in this proxy statement/prospectus-information statement, including (i) consummation of certain transactions and financings contemplated by the Merger Agreement and the Separation Agreement (such as the separation of the Ingersoll Rand Industrial Business from Ingersoll Rand’s other business), (ii) the receipt of Gardner Denver stockholder approval of the Share Issuance proposal and (iii) the receipt of certain regulatory approvals (as described under the heading “The Merger Agreement”). Gardner Denver can make no assurances that the merger and related transactions will be consummated on the terms or timeline currently contemplated, or at all.

Governmental agencies may not approve the merger or the related transactions necessary to complete the merger or may impose conditions to the approval of such transactions or require changes to the terms of such transactions. Any such conditions or changes could have the effect of delaying completion of the merger, imposing costs on or limiting the revenues of the combined company following the merger or otherwise reducing the anticipated benefits of the merger and such condition or change might cause Ingersoll Rand and/or Gardner Denver to restructure or terminate the merger or the related transactions.

Failure to complete the merger could adversely affect the market price of Gardner Denver common stock as well as Gardner Denver’s business, financial condition and results of operations.

If the merger is not completed for any reason, the price of Gardner Denver common stock may decline to the extent that the market price of Gardner Denver common stock reflects positive market assumptions that the merger will be completed and the related benefits will be realized. Significant expenses such as legal, advisory and financial services, many of which will be incurred regardless of whether the merger is completed, must be paid. Under the Merger Agreement, under certain limited circumstances, Gardner Denver must also pay Ingersoll Rand a termination fee or reimburse Ingersoll Rand for expenses relating to the Transactions if the Merger Agreement is terminated. Failure to consummate the merger as currently contemplated or at all could adversely affect the price of Gardner Denver common stock and the future business and financial results of Gardner Denver.

The merger consideration payable in the merger will not be adjusted in the event the value of the Ingersoll Rand Industrial Business or its assets or the value of Gardner Denver changes before the merger is completed.

The calculation of the number of shares of Gardner Denver common stock to be issued to Ingersoll Rand shareholders pursuant to the Merger Agreement is based on fixed percentages and will not be adjusted in the event the value of the Ingersoll Rand Industrial Business or its assets or the value of Gardner Denver changes, including as a result of the regulatory approval process. If the value of the Ingersoll Rand Industrial Business or its assets or the value of Gardner Denver changes after the Gardner Denver stockholders approve the Share Issuance proposal, the market price of the common stock of the combined company following completion of the merger may be less than Gardner Denver stockholders anticipated when they considered the Share Issuance proposal. Further, any amounts paid, payable or forgone by Gardner Denver or the Ingersoll Rand Industrial Business in order to obtain the regulatory approvals that are required to complete the merger may decrease the market value of the combined company after completion of the merger. Gardner Denver may not be permitted to terminate the Merger Agreement because of changes in the value of the Ingersoll Rand Industrial Business or its assets. Gardner Denver will not be permitted to terminate the Merger Agreement solely because of changes in the market price of Gardner Denver common stock.

The market price of Gardner Denver common stock may decline as a result of the merger and the market price of Gardner Denver common stock after the consummation of the merger may be affected by factors different from those affecting the price of Gardner Denver common stock or the Ingersoll Rand ordinary shares before the merger.

The market price of Gardner Denver common stock may decline as a result of the merger if the combined company does not achieve the perceived benefits of the merger or the effect of the merger on the combined company’s financial results are not consistent with the expectations of financial or industry analysts.

In addition, upon completion of the merger, Gardner Denver stockholders will own interests in the combined company operating an expanded business with a different mix of assets, risks and liabilities, and Ingersoll Rand’s shareholders will own interests in the combined company which will have a different mix of assets, risks and liabilities than held currently by Ingersoll Rand and will not include the businesses not part of the Ingersoll Rand Industrial Business. Gardner Denver’s current stockholders and Ingersoll Rand’s current shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their common stock in the combined company. If, following the effective time of the merger, large amounts of common stock of the combined company are sold, the price of the common stock of the combined company could decline.

Further, the combined company’s results of operations, as well as the market price of its common stock after the merger may be affected by factors in addition to those currently affecting Gardner Denver’s or the Ingersoll Rand Industrial Business’ results of operations and the market prices of Gardner Denver common stock and the Ingersoll Rand ordinary shares, and other differences in assets and capitalization. Accordingly, Gardner Denver’s and Ingersoll Rand’s historical market prices and financial results may not be indicative of these matters for the combined company after the merger.

Gardner Denver and, after the merger, the combined company are expected to incur substantial expenses related to the Transactions.

Gardner Denver has incurred substantial accounting, financial advisory, legal and other costs, and the management team of Gardner Denver has devoted considerable time and effort in connection with the Transactions. Gardner Denver may incur significant additional costs in connection with the completion of the Transactions or in connection with any delay in completing the merger or termination of the Merger Agreement, in addition to the other costs already incurred. If the Transactions are not completed, Gardner Denver will bear certain fees and expenses associated with the Transactions without realizing the benefits of the Transactions. In connection with the termination of the Merger Agreement under specified circumstances, Gardner Denver is required to pay to Ingersoll Rand a termination fee of $176 million or reimburse Ingersoll Rand’s out-of-pocket expenses in an amount up to $35 million. For more information, see “The Transaction Agreements—The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances.”

If the merger is completed, Gardner Denver expects the combined company to incur substantial expenses in connection with integrating the business, operations, network, systems, technologies, policies and procedures of the two companies. The fees and expenses may be significant and could have an adverse impact on the combined company’s results of operations.

Although Gardner Denver has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond the control of Gardner Denver that could affect the total amount or the timing of the integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the realization of cost synergies related to the integration of the businesses following the completion of the merger.

The pendency of the Transactions could adversely affect Gardner Denver’s and the Ingersoll Rand Industrial Business’ business and operations.

In connection with the pending merger, some of Gardner Denver’s or the Ingersoll Rand Industrial Business’ current or prospective customers, borrowers, managers or vendors may delay or defer decisions related to their business dealings with Gardner Denver and/or the Ingersoll Rand Industrial Business, which could negatively impact Gardner Denver’s and/or the Ingersoll Rand Industrial Business’ revenues, earnings, cash flows and expenses, regardless of whether the merger is completed. In addition, under the Merger Agreement, Gardner Denver and Ingersoll Rand with respect to the Ingersoll Rand Industrial Business are each subject to certain restrictions on the conduct of its respective business prior to completing the Transactions. These restrictions may prevent Gardner Denver or the Ingersoll Rand Industrial Business from pursuing certain strategic transactions, acquiring and disposing assets, undertaking certain capital projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. These restrictions may impede Gardner Denver’s or the Ingersoll Rand Industrial Business’ growth which could negatively impact its respective revenue, earnings and cash flows. Additionally, the pendency of the Transactions may make it more difficult for Gardner Denver or Ingersoll Rand Industrial to effectively retain and incentivize key personnel.

Investors holding shares of Gardner Denver common stock immediately prior to the completion of the merger will, in the aggregate, have a significantly reduced ownership and voting interest in Gardner Denver after the merger and will exercise less influence over management.

Investors holding shares of Gardner Denver common stock immediately prior to the completion of the merger will, in the aggregate, own a significantly smaller percentage of the combined company immediately after the completion of the merger. Immediately following the completion of the merger, it is expected that current Ingersoll Rand shareholders will hold approximately 50.1% of Gardner Denver common stock on a fully-diluted basis and existing Gardner Denver stockholders will hold approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction shareholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. Consequently, Gardner Denver stockholders, collectively, will be able to exercise less influence over the management and policies of the combined company than they are currently able to exercise over Gardner Denver’s management and policies.

After the completion of the merger, sales of Gardner Denver common stock may negatively affect its market price.

The shares of Gardner Denver common stock to be issued in the merger to Ingersoll Rand shareholders will generally be eligible for immediate resale. The market price of Gardner Denver common stock could decline as a result of sales of a large number of shares of Gardner Denver common stock in the market after the completion of the merger or the perception in the market that these sales could occur.

If the Distribution together with certain related transactions do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of subsequent acquisitions of stock of Ingersoll Rand or Gardner Denver, then Ingersoll Rand and Ingersoll Rand shareholders may be required to pay substantial U.S. federal income taxes, and Gardner Denver may be obligated to indemnify Ingersoll Rand for such taxes imposed on Ingersoll Rand.

The Distribution together with certain related transactions and the merger are conditioned upon Ingersoll Rand’s receipt of the Distribution Tax Opinion of Paul, Weiss, to the effect that the Distribution together with certain related transactions will qualify as tax-free to Ingersoll Rand, Ingersoll Rand Industrial, other Ingersoll Rand subsidiaries and the Ingersoll Rand shareholders, as applicable, for U.S. federal income tax purposes. The opinion of Ingersoll Rand’s counsel will be based on, among other things, certain representations and assumptions as to factual matters made by Gardner Denver, Ingersoll Rand Industrial and Ingersoll Rand. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the Internal Revenue Service (“IRS”) or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The Distribution will be taxable to Ingersoll Rand pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Ingersoll Rand or Ingersoll Rand Industrial, directly or indirectly, as part of a plan or series of related transactions that include the Distribution. A Section 355(e) change of ownership would not make the Distribution taxable to the Ingersoll Rand shareholders. Because Ingersoll Rand shareholders will collectively be treated as owning more than 50% of the Gardner Denver common stock following the merger, the merger alone should not cause the Distribution to be taxable to Ingersoll Rand under Section 355(e). However,

Section 355(e) might apply if other acquisitions of stock of Ingersoll Rand before or after the merger, or of Gardner Denver after the merger, are considered to be part of a plan or series of related transactions that include the Distribution together with certain related transactions. If Section 355(e) applied, Ingersoll Rand might recognize a very substantial amount of taxable gain.

Furthermore, if Section 355(e) applied as a result of Ingersoll Rand Industrial, Gardner Denver or certain specified Gardner Denver stockholders failing to abide by restrictions in the Tax Matters Agreement, or the occurrence of certain events relating to Ingersoll Rand Industrial or Gardner Denver, Gardner Denver generally will be required to bear the cost of any resulting tax liability. Any such taxes would be expected to be material to Gardner Denver, and could cause Gardner Denver’s business, financial condition and operating results to suffer.

See “Material U.S. Federal Income Tax Consequences of the Transactions.”

If the merger does not qualify as a tax-free reorganization under Section 368(a) of the Code, the shareholders of Ingersoll Rand may be required to pay substantial U.S. federal income taxes.

The obligations of Ingersoll Rand Industrial and Gardner Denver to consummate the merger are conditioned, respectively, on Ingersoll Rand’s receipt of a Merger Tax Opinion from Paul, Weiss and Gardner Denver’s receipt of a Merger Tax Opinion from Simpson Thacher, in each case to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based upon, among other things, certain representations and assumptions as to factual matters made by Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the merger were taxable, U.S. holders, as defined below, of Ingersoll Rand Industrial would be considered to have made a taxable sale of their Ingersoll Rand Industrial common stock to Gardner Denver, and such U.S. holders of Ingersoll Rand Industrial would generally recognize taxable gain or loss on their receipt of Gardner Denver common stock in the merger.

See “Material U.S. Federal Income Tax Consequences of the Transactions.”

If the merger is not completed by October 30, 2020, Gardner Denver or Ingersoll Rand may terminate the Merger Agreement.

Either Gardner Denver or Ingersoll Rand may terminate the Merger Agreement under certain circumstances, including if the merger has not been consummated by October 30, 2020. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement or the Separation Agreement and that failure was the primary cause of the failure to consummate the merger.

The merger will result in changes to the board of directors and management that may affect the strategy and operations of the combined company.

Effective as of the closing of the merger, four current Gardner Denver directors will resign and the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by the Gardner Denver board of directors and three individuals selected by Ingersoll Rand, with Peter Stavros to remain as chairman of the board of the combined company. Effective as of the closing of the merger, the combined company’s management is expected to include current Gardner Denver executives, including Vicente Reynal, and executives of the Ingersoll Rand Industrial Business. This new composition of the board of directors and management team may affect the combined company’s business strategy and operating decisions following the closing of the merger. In addition, there can be no assurances that the new board of directors and management team will function effectively as a team and that there will not be any adverse effects on the combined company’s business as a result.

Gardner Denver and Ingersoll Rand Industrial will each be required to abide by potentially significant restrictions which could limit each company’s ability to undertake certain corporate actions (such as the issuance of common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

The Tax Matters Agreement will impose certain restrictions on Gardner Denver and Ingersoll Rand Industrial during the two-year period following the Distribution, subject to certain exceptions, with respect to actions that could cause the Reorganization, the Distribution and certain related transactions to fail to qualify for their intended tax treatment. As a result of these restrictions, Gardner Denver’s and Ingersoll Rand Industrial’s ability to engage in certain transactions, such as the issuance or purchase of stock or certain business combinations, may be limited.

If Ingersoll Rand Industrial, Gardner Denver or certain specified Gardner Denver stockholders take any enumerated actions or omissions, or if certain events relating to Ingersoll Rand Industrial or Gardner Denver occur that would cause the Reorganization, the Distribution or certain related transactions to become taxable, Gardner Denver generally will be required to bear the cost of any resulting tax liability of Ingersoll Rand (but not its shareholders). If the Reorganization, the Distribution or certain related transactions became taxable, Ingersoll Rand would be expected to recognize a substantial amount of income, which would result in a material amount of taxes. Any such taxes allocated to Gardner Denver would be expected to be material to Gardner Denver, and could cause Gardner Denver’s business, financial condition and operating results to suffer. These restrictions may reduce Gardner Denver’s ability to engage in certain business transactions that otherwise might be advantageous to Gardner Denver.

The Merger Agreement limits the combined company’s ability to engage in certain competitive activities.

The Merger Agreement includes non-compete provisions pursuant to which Gardner Denver generally agreed to not compete in HVAC and refrigeration businesses of Ingersoll Rand as conducted as of the closing date of the merger in territories in which Ingersoll Rand operates on the closing date of the merger for five years following the Distribution subject to certain exceptions set forth in the Merger Agreement. See “The Transaction Agreements—The Merger Agreement—Non-Competition.” The foregoing restrictions may limit the combined company’s ability to engage in certain activities, may potentially lead to disputes and may materially and adversely affect the business, financial condition and results of operations of the combined company.

Risks Related to the Combined Company Following the Transactions

If completed, the merger may not be successful or achieve its anticipated benefits.

If the merger is completed, the combined company may not be able to successfully realize anticipated growth opportunities or integrate Gardner Denver’s business and operations with the Ingersoll Rand Industrial Business and operations. After the merger, the combined company will have significantly more revenue, expenses, assets, debt and employees than Gardner Denver did prior to the merger. In the Reorganization, Gardner Denver will also be assuming certain liabilities of the Ingersoll Rand Industrial Business and taking on other obligations (including collective bargaining agreements, certain liabilities relating to asbestos and discontinued operations and certain pension obligations with respect to transferred employees). The combined company may not successfully or cost-effectively integrate the Ingersoll Rand Industrial Business and operations into Gardner Denver’s existing business and operations and may face challenges in realizing such integration that may materially and adversely affect the operation and financial results of the combined company. For more detail on such challenges, see “—Risk Factors Related to the Transaction—The integration of the Ingersoll Rand Industrial Business with Gardner Denver following the Transactions may present significant challenges.” Even if the combined company is able to integrate the Ingersoll Rand Industrial Business and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities that Gardner Denver currently expects from the merger within the anticipated time frame, or at all.

Gardner Denver and the Ingersoll Rand Industrial Business have, and the combined company will have, exposure to the risks associated with instability in the global economy and financial markets, which may negatively impact the combined company’s revenues, liquidity, suppliers and customers.

The combined company’s financial performance will depend, in large part, on conditions in the markets it serves and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for the combined company’s products and services resulting from a contraction or uncertainty in the global economy could adversely impact the combined company’s revenues and profitability.

In addition, Gardner Denver believes that many of its suppliers and customers access, and the combined company’s suppliers and customers will access, global credit markets to provide liquidity and, in some cases, utilize external financing to purchase products or finance operations. If the combined company’s customers or suppliers are unable to access credit markets or lack liquidity, it may impact customer demand for the combined company’s products and services or cause delays in the delivery of key products from suppliers.

Furthermore, Gardner Denver’s and the Ingersoll Rand Industrial Business’ products are sold in many industries, some of which are cyclical and may experience periodic contractions. Cyclical weakness in the industries that Gardner Denver and the Ingersoll Rand Industrial Business serve, and the combined company following the Transactions will serve, could adversely affect demand for the combined company’s products and affect the combined company’s profitability and financial performance.

More than half of Gardner Denver’s and the Ingersoll Rand Industrial Business’ sales and operations are in non-U.S. jurisdictions and they are subject to the economic, political, regulatory and other risks of international operations.

For the year ended December 31, 2018, approximately 56% of Gardner Denver’s revenues and 47% of the Ingersoll Rand Industrial Business’ revenues were from customers in countries outside of the United States. The combined company will have manufacturing facilities in Germany, the United Kingdom, China, Finland, France, Italy, India and other countries. The combined company intends to continue to expand its international operations to the extent that suitable opportunities become available. Non-U.S. operations and U.S. export sales could be adversely affected as a result of: political or economic instability in certain countries; differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights; credit risks; currency fluctuations, in particular, changes in currency exchange rates between the U.S. dollar, Euro, British Pound and the Chinese Renminbi; exchange controls; changes in and uncertainties with respect to tariffs; and import/export trade restrictions (including changes in U.S. trade policy toward other countries, such as the imposition of tariffs and the resulting consequences), as well as other changes in political policy in the United States, China, the U.K. and certain European countries (including the impacts of the U.K.’s national referendum resulting in an election to withdraw from the European Union); royalty and tax increases; nationalization of private enterprises; civil unrest and protests, strikes, acts of terrorism, war or other armed conflict; shipping products during times of crisis or war; and other factors inherent in foreign operations.

In addition, the combined company’s expansion into new countries may require significant resources and the efforts and attention of its management and other personnel, which will divert resources from its existing business operations. As the combined company expands its business globally, its success will depend, in large part, on its ability to anticipate and effectively manage these risks associated with its international operations.

The combined company will face competition in the markets it serves, which could materially and adversely affect the combined company’s operating results.

Gardner Denver and the Ingersoll Rand Industrial Business actively compete with many companies producing similar products. Depending on the particular product and application, Gardner Denver and the Ingersoll Rand Industrial Business each experience competition based on a number of factors, including price, quality, performance and availability. Gardner Denver and the Ingersoll Rand Industrial Business each compete against many companies, including divisions of larger companies with greater financial resources than Gardner Denver or the Ingersoll Rand Industrial Business possesses or the combined company will possess following the Transactions. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which the combined company competes and throughout the global economy as a whole.

In addition, the combined company’s ability to compete effectively will depend on how successfully the combined company anticipates and responds to various competitive factors, including new competitors entering its markets, new products and services that may be introduced by competitors, changes in customer preferences, pricing pressures and new government regulations. If the combined company is unable to anticipate its competitors’ development of new products and services, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, the combined company could lose customers to competitors. If the combined company cannot compete successfully, its sales and operating results could be materially and adversely affected.

Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or the combined company’s dependence on particular suppliers of raw materials and component parts could materially and adversely affect the combined company’s operating results.

The combined company’s primary raw materials, directly and indirectly, are cast iron, aluminum and steel. Gardner Denver purchases, and the combined company will also purchase, a large number of motors and, therefore, also have exposure to changes in the price of copper, which is a primary component of motors. Gardner Denver has, and the combined company will have, long-term contracts with only a few suppliers of key components. Consequently, the combined company is vulnerable to fluctuations in prices and availability of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price and availability of raw materials. In addition, the combined company will use single sources of supply for certain iron castings, motors and other select engineered components that are critical in the manufacturing of its products. From time to time in recent years, Gardner Denver has experienced disruptions to its supply deliveries for raw materials and component parts and may experience further supply disruptions. Any such disruption could have a material adverse effect on the ability to timely meet Gardner Denver’s and, following the Transactions, the combined company’s commitments to customers and, therefore, the combined company’s operating results.

The combined company may be unable to provide the benefits and services and access to financial strength and resources to the Ingersoll Rand Industrial Business that historically have been provided by Ingersoll Rand.

The Ingersoll Rand Industrial Business is currently a business unit of Ingersoll Rand. As such, the Ingersoll Rand Industrial Business has received benefits and services from Ingersoll Rand and has been able to benefit from Ingersoll Rand’s financial strength and extensive business relationships. After the Transactions are consummated, the Ingersoll Rand Industrial Business will no longer be owned by Ingersoll Rand and will no longer benefit from Ingersoll Rand’s resources. While Ingersoll Rand and certain of its affiliates are expected to provide transition services for specified periods following the Transactions, it cannot be assured that the combined company will be able to adequately replace those resources or replace them at the same cost. If the combined company is not able to replace the resources provided by Ingersoll Rand or is unable to replace them at the same cost or is delayed in replacing the resources provided by Ingersoll Rand, the combined company’s results of operations may be negatively impacted.

The combined company’s operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of its customer base.

Gardner Denver derives, and the combined company will derive, revenue from certain key customers, in particular with respect to its oilfield service products and services. The loss or reduction of significant contracts with any of these key customers could result in a material decrease of the combined company’s future profitability and cash flows. In addition, the consolidation or vertical integration of key customers may result in the loss of certain customer contracts or impact demand or competition for the combined company’s products. Any changes in such customers’ purchasing practices, or decline in such customers’ financial condition, may have a material adverse impact on the combined company’s business, results of operations and financial condition. Some of Gardner Denver’s and the Ingersoll Rand Industrial Business’ customers are significantly larger than the combined company will be, have greater financial and other resources and also have the ability to purchase products from their competitors. As a result of their size and position in the marketplace, some of the combined company’s customers will have significant purchasing leverage and could cause the combined company to materially reduce the price of its products, which could have a material adverse effect on the combined company’s revenue and profitability. In addition, in the petroleum product market, lost sales may be difficult to replace due to the relative concentration of the customer base. Gardner Denver is unable to predict what effect consolidation in its and the combined company’s customers’ industries may have on prices, capital spending by customers, selling strategies, competitive position, the combined company’s ability to retain customers or the combined company’s ability to negotiate favorable agreements with customers.

The loss of, or disruption in, the combined company’s distribution network could have a negative impact on its abilities to ship products, meet customer demand and otherwise operate the combined company’s business.

Gardner Denver sells, and the combined company will sell, a significant portion of its products through independent distributors and sales representatives. Gardner Denver relies, and the combined company will rely, in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. Gardner Denver conducts, and the combined company will conduct, all of its shipping through independent third parties. Although Gardner Denver believes that its receiving, shipping and distribution process is efficient and well-positioned to support its operations and strategic plans, it cannot provide assurance that it has anticipated all issues or that events beyond its or the combined company’s control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor, consolidation within its distributor network or shipping problems, will not disrupt its distribution network. If complications arise within a segment of the combined company’s distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact the combined company’s revenues and costs.

The combined company’s results of operations will be subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact the combined company’s results of operations and cash flows.

The combined company will conduct its business in many different currencies. A significant portion of Gardner Denver’s and the Ingersoll Rand Industrial Segment’s revenue, approximately 52% and approximately 45%, respectively, for the year ended December 31, 2018, is denominated in currencies other than the U.S. dollar. Accordingly, currency exchange rates, and in particular unfavorable movement in the exchange rates between U.S. dollars and Euros, British Pounds and Chinese Renminbi, will affect the combined company’s operating results. The effects of exchange rate fluctuations on the combined company’s future operating results are unpredictable because of the number of currencies in which Gardner Denver and the Ingersoll Rand Industrial Business do business and the potential volatility of exchange rates. Gardner Denver and the Ingersoll Rand Industrial Business are also subject to the risks of currency controls and devaluations. Although historically not significant, if currency controls were enacted in countries where the combined company generates significant cash balances, these controls may limit its ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect the liquidity of the combined company. Currency devaluations could also negatively affect the combined company’s operating margins and cash flows.

The historical financial information of the Ingersoll Rand Industrial Business may not be representative of its results if it had been operated independently of Ingersoll Rand and, as a result, may not be a reliable indicator of its future results.

The historical financial information of the Ingersoll Rand Industrial Business has been derived from the consolidated financial statements and accounting records of Ingersoll Rand and reflects assumptions and allocations made by Ingersoll Rand. The financial position, results of operations and cash flows of the Ingersoll Rand Industrial Business presented may be different from those that would have resulted had the Ingersoll Rand Industrial Business been operated as a standalone company or by a company other than Ingersoll Rand. For example, in preparing the Ingersoll Rand Industrial Business’ financial statements, Ingersoll Rand made an allocation of costs and expenses that are attributable to the Ingersoll Rand Industrial Business. However, these costs and expenses reflect the costs and expenses attributable to the Ingersoll Rand Industrial Business operated as part of a larger organization, do not reflect costs and expenses that would be incurred by the Ingersoll Rand Industrial Business had it been operated independently and may not reflect costs and expenses that would have been incurred had the Ingersoll Rand Industrial Business been supported as a subsidiary of Gardner Denver. As a result, the historical financial information of the Ingersoll Rand Industrial Business may not be a reliable indicator of future results.

The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus-information statement may not be representative of the combined company’s results after the merger and, accordingly, you have limited financial information on which to evaluate the combined company following the merger.

The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus-information statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company following the merger. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after the merger. The unaudited pro forma condensed combined financial information presented elsewhere in this proxy statement/prospectus-information statement is based in part on certain assumptions regarding the Transactions that Gardner Denver and Ingersoll Rand believe are reasonable under the circumstances. Neither Gardner Denver nor Ingersoll Rand can assure you that the assumptions will prove to be accurate over time.

Credit and counterparty risks could harm the combined company’s business.

The financial condition of the combined company’s customers could affect its ability to market its products or collect receivables. In addition, financial difficulties faced by the combined company’s customers as a result of an adverse economic event or other market factors may lead to cancellation or delay of orders. The combined company’s customers may suffer financial difficulties that make them unable to pay for a product or solution when payments become due, or they may decide not to pay the combined company, either as a matter of corporate decision-making or in response to changes in local laws and regulations. Although historically not material, Gardner Denver cannot be certain that, in the future, expenses or losses for uncollectible amounts will not have a material adverse effect on the combined company’s revenues, earnings and cash flows.

The combined company’s ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as it anticipates, and the combined company may fail to realize the cost savings and increased efficiencies that it expects to result from these actions. The combined company’s operating results could be negatively affected by its inability to effectively implement such restructuring plans and other cost savings initiatives.

Gardner Denver continually seeks, and expects that the combined company will continue to seek, ways to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of their operations, which from time to time includes restructuring activities. Gardner Denver has implemented significant restructuring activities across its global manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. From 2015 to 2017, Gardner Denver incurred restructuring charges of approximately $48.0 million across its segments. In 2018, Gardner Denver incurred restructuring charges of $12.7 million. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including the combined company’s inability to effectively eliminate duplicative back office overhead and overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities, and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives Gardner Denver is contemplating or the combined company may contemplate following the Transactions may require consultation with various employees, labor representatives or regulators, and such consultations may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

Although Gardner Denver has considered and expects that the combined company will continue to consider the impact of local regulations, negotiations with employee representatives and the related costs associated with its restructuring activities, factors beyond the control of management may affect the timing of these projects and therefore affect when savings will be achieved under the plans. There can be no assurance that the combined company will be able to successfully implement these cost savings initiatives in the time frames contemplated (or at all) or that the combined company will realize the projected benefits of these and other restructuring and cost savings initiatives. If the combined company is unable to implement its cost savings initiatives, its business may be adversely affected. Moreover, the combined company’s continued implementation of cost savings initiatives may have a material adverse effect on its business, results of operations and financial condition.

In addition, as the combined company consolidates facilities and relocates manufacturing processes to lower-cost regions, its success will depend on its ability to continue to meet customer demand and maintain a high level of quality throughout the transition. Failure to adequately meet customer demand or maintain a high level or quality could have a material adverse effect on the combined company’s business, results of operations and financial condition.

If the combined company is unable to develop new products and technologies, the combined company’s competitive position may be impaired, which could materially and adversely affect its sales and market share.

The markets in which the combined company will operate are characterized by changing technologies and introductions of new products and services. The combined company’s ability to develop new products based on technological innovation can affect its competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect the combined company’s competitive position. Gardner Denver cannot assure you that the combined company will have sufficient resources to continue to make the investment required to maintain or increase its market share or that its investments will be successful. If the combined company does not compete successfully, its business, financial condition, results of operations and cash flows could be materially adversely affected.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to the combined company’s international operations could have a significant impact on its results of operations, financial condition or strategic objectives.

Gardner Denver’s and the Ingersoll Rand Industrial Business’ global operations subject each of them to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have become more stringent over time and increase the combined company’s cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils, and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials.

The combined company will be subject to the risk that it, its employees, its affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which it might be held responsible, particularly as the combined company expands its operations geographically through organic growth and acquisitions. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the combined company’s results of operations, financial condition or strategic objectives.

The combined company’s success depends on its executive management and other key personnel and its ability to attract and retain top talent throughout the company.

The combined company’s future success depends to a significant degree on the skills, experience and efforts of the combined company’s executive management and other key personnel and their ability to provide the combined company with uninterrupted leadership and direction. The failure to retain the combined company’s executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. The combined company’s future success also depends on its ability to attract, retain and develop qualified personnel at all levels of the organization. The availability of highly qualified talent is limited in a number of the jurisdictions in which the combined company will operate, and the competition for talent is robust. A failure to attract, retain and develop new qualified personnel throughout the organization could have an adverse effect on the combined company’s operations and implementation of its strategic plan.

Future acquisitions and integrating such acquisitions create certain risks and may affect the combined company’s operating results.

Gardner Denver and the Ingersoll Rand Industrial Business have each acquired businesses in the past, and the combined company may continue to acquire businesses or assets in the future. The acquisition and integration of businesses or assets involves a number of risks. The core risks are valuation (negotiating a fair price for the business), integration (managing the process of integrating the acquired company’s people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining necessary regulatory or other government approvals that may be necessary to complete acquisitions) and diligence (identifying undisclosed or unknown liabilities or restrictions that will be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including, for example:

•	managing geographically separated organizations, systems and facilities;
•	integrating personnel with diverse business backgrounds and organizational cultures;
•	complying with non-U.S. regulatory requirements;
•	fluctuations in currency exchange rates;

•	enforcement of intellectual property rights in some non-U.S. countries;
•	difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
•	general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company’s operations could have an adverse effect on the combined company’s business, results of operations, financial condition or prospects.

The combined company’s revenues and operating results, especially in the Energy segment, will depend, in part, on the level of activity in the energy industry, which is significantly affected by volatile oil and gas prices.

Demand for certain products of Gardner Denver’s Energy segment, particularly in the upstream energy market, depends on the level of activity in oil and gas exploration, development and production, and is primarily tied to the number of working and available drilling rigs, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and, ultimately, oil and natural gas prices overall. The energy market is volatile as the worldwide demand for oil and natural gas fluctuates. For example, weakness in upstream energy activity in North America significantly impacted Gardner Denver’s business in 2015 and 2016. Generally, when worldwide demand or the combined company’s customers’ expectations of future prices for these commodities are depressed, the demand for the combined company’s products used in drilling and recovery applications may be reduced. Other factors, including availability of quality drilling prospects, exploration success, relative production costs and political and regulatory environments are also expected to affect the demand for the combined company’s products. Worldwide military, political and economic events have in the past contributed to oil and gas price volatility and are likely to do so in the future. A change in economic conditions also puts pressure on the combined company’s receivables and collections.

Accordingly, the combined company’s operating results for any particular period may not necessarily be indicative of the operating results for any future period as the markets for its products have historically experienced volatility. In particular, orders in Gardner Denver’s Energy segment have historically corresponded to demand for oil and gas and petrochemical products and have been influenced by prices and inventory levels for oil and natural gas, rig count, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and other economic factors which Gardner Denver cannot reasonably predict. Gardner Denver’s Energy segment generated approximately 42% of its consolidated revenues for the year ended December 31, 2018 and approximately 36% of its consolidated revenues for the nine months ended September 30, 2019.

Cost overruns, delays, penalties or liquidated damages could negatively impact the combined company’s results, particularly with respect to fixed-price contracts for custom engineered products.

A portion of the combined company’s revenues and earnings will be generated through fixed-price contracts for custom engineered products. Certain of these contracts provide for penalties or liquidated damages for failure to timely perform its obligations under the contract, or require that Gardner Denver, at its expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of Gardner Denver’s custom engineered product contracts are at a fixed price, the combined company will face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate its expected profit margin, or cause the combined company to record a loss on its projects.

Changes in tax or other laws, regulations, or adverse determinations by taxing or other governmental authorities could increase the combined company’s effective tax rate and cash taxes paid or otherwise affect its financial condition or operating results.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Tax Act”). The Tax Act makes broad and complex changes to the Code that affected taxable years ended 2017 and 2018, affect the current taxable year and will affect future taxable years. Such changes include (1) permanently reducing the corporate income tax rate, (2) limiting the deduction for net operating losses to 80% of current year taxable income and eliminating net operating loss carrybacks, (3) disallowing deductions for net business interest expense (even if interest is paid to third parties) in excess of 30% of adjusted taxable income, (4) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (5) permitting bonus depreciation that will allow for full expensing of qualified property.

While Gardner Denver monitors proposals and other developments that would materially impact its tax burden and/or effective tax rate and investigate its options, the combined company could still be subject to increased taxation on a going forward basis no matter what action Gardner Denver or the combined company undertakes if certain legislative proposals or regulatory changes are enacted, certain tax treaties are amended and/or its interpretation of applicable tax or other laws is challenged and determined to be incorrect. The inability to realize any anticipated tax benefits related to the combined company’s operations and corporate structure could have a material adverse impact on the combined company’s results of operations, financial condition and cash flows. Further, the specific future impacts of the Tax Act on holders of the combined company’s common stock are uncertain and could in certain instances be adverse. Gardner Denver urges Gardner Denver stockholders and Ingersoll Rand shareholders to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of investing in Gardner Denver common stock.

A significant portion of Gardner Denver’s assets consists of goodwill and other intangible assets, the value of which may be reduced if Gardner Denver determines that those assets are impaired.

As a result of the acquisition of Gardner Denver by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) in 2013, Gardner Denver applied the acquisition method of accounting and established a new basis of accounting on July 30, 2013. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest. Intangible assets, including goodwill, are assigned to Gardner Denver’s reporting units based upon their fair value at the time of acquisition. In accordance with U.S. GAAP, goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. In 2017, Gardner Denver recorded an impairment charge related to other intangible assets of $1.6 million primarily within the Industrials segment. In 2016, Gardner Denver recorded an impairment charge related to other intangible assets of $25.3 million primarily within the Industrials segment of Gardner Denver. As of December 31, 2018, the net carrying value of goodwill and other intangible assets, net represented $2,657.9 million, or 59%, of Gardner Denver’s total assets. A future impairment, if any, could have a material adverse effect to the combined company’s consolidated financial position or results of operations. See Note 8 “Goodwill and Other Intangible Assets” to the audited consolidated financial statements included in Gardner Denver’s Annual Report on Form 10-K for the year ended December 31, 2018 incorporated by reference herein for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken. Additionally, in connection with the consummation of the Transactions, purchase accounting will be applied to the Ingersoll Rand Industrial Business and may result in additional goodwill and other intangible assets for the combined company.

The nature of the combined company’s products creates the possibility of significant product liability and warranty claims, which could harm its business.

Customers use some of Gardner Denver’s and the Ingersoll Rand Industrial Business’ products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, the combined company’s products will be integral to the production process for some end-users, and any failure of the combined company’s products could result in a suspension of operations. Although Gardner Denver maintains, and expects that the combined company will maintain, quality controls and procedures, it cannot be certain that its and the combined company’s products will be completely free from defects. Gardner Denver maintains amounts and types of insurance coverage that it believes are currently adequate and consistent with normal industry practice for a company of its relative size, and Gardner Denver limits its liability by contract wherever possible. However, Gardner Denver cannot guarantee that insurance will be available or adequate to cover all liabilities incurred. The combined company also may not be able to maintain insurance in the future at levels the combined company believes are necessary and at rates it considers reasonable. The combined company may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where Gardner Denver’s or the Ingersoll Rand Industrial Business’ equipment and services have been or are being used.

Gardner Denver is a defendant in certain asbestos and silica-related personal injury lawsuits, which could adversely affect the combined company’s financial condition.

Gardner Denver has been named as a defendant in many asbestos and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically Gardner Denver is one of approximately 25 or more named defendants. The combined company will also assume certain liabilities with respect to lawsuits involving the Ingersoll Rand Industrial Business. Gardner Denver believes that, given its financial reserves and anticipated insurance recoveries, the pending and potential future lawsuits are not likely to have a material adverse effect on the combined company’s consolidated financial position, results of operations or liquidity. However, future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in Gardner Denver, Inc. v. Certain Underwriters at Lloyd’s, London, et al. or other inability to collect from Gardner Denver’s historical insurers or indemnitors, could cause a different outcome. In addition, even if any damages payable by Gardner Denver or the combined company in any individual lawsuit are not material, the aggregate damages and related defense costs could be material and could materially adversely affect the combined company’s financial condition if the combined company were to receive an adverse judgment in a number of these lawsuits. Accordingly, the resolution of pending or future lawsuits may have a material adverse effect on the combined company’s consolidated financial position, results of operations or liquidity.

The combined company faces risks associated with its pension and other postretirement benefit obligations.

Gardner Denver and the Ingersoll Rand Industrial Business have both funded and unfunded pension and other postretirement benefit plans worldwide. As of December 31, 2018, Gardner Denver’s projected benefit obligations under its pension and other postretirement benefit plans exceeded the fair value of plan assets by an aggregate of approximately $96.9 million (“unfunded status”), compared to $97.2 million as of December 31, 2017. Gardner Denver will also assume in the merger unfunded Ingersoll Rand Industrial Business’ pension and other post retirement benefits plans. Estimates for the amount and timing of the future funding obligations of these benefit plans are based on various assumptions. These assumptions include discount rates, rates of compensation increases, expected long-term rates of return on plan assets and expected healthcare cost trend rates. If Gardner Denver’s or Ingersoll Rand’s assumptions prove incorrect, the combined company’s funding obligations may increase, which may have a material adverse effect on the combined company’s financial results.

Gardner Denver and Ingersoll Rand have invested the plan assets of their respective funded benefit plans in various equity and debt securities. A deterioration in the value of plan assets could cause the unfunded status of these benefit plans to increase, thereby increasing the combined company’s obligation to make additional contributions to these plans. An obligation to make contributions to the combined company’s benefit plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on the combined company’s operations, financial condition and liquidity.

The combined company’s business could suffer if it experiences employee work stoppages, union and work council campaigns or other labor difficulties.

As of December 31, 2018, Gardner Denver had approximately 6,700 employees of which approximately 2,100 were located in the United States and the Ingersoll Rand Industrial Business had approximately 10,900 employees of which approximately 4,600 were located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 200 employees of Gardner Denver and approximately 60 of the employees of the Ingersoll Rand Industrial Business are represented by labor unions. Although Gardner Denver believes that its relations with employees are satisfactory and has not experienced any material work stoppages, work stoppages have occurred, and may in the future occur, and the combined company may not be successful in negotiating new collective bargaining agreements. In addition, negotiations with the combined company’s union employees may (1) result in significant increases in its cost of labor, (2) divert management’s attention away from operating its business or (3) break down and result in the disruption of its operations. The occurrence of any of the preceding conditions could impair the combined company’s ability to manufacture its products and result in increased costs and/or decreased operating results.

Third parties may infringe upon the combined company’s intellectual property or may claim the combined company has infringed their intellectual property, and the combined company may expend significant resources enforcing or defending its rights or suffer competitive injury.

The combined company’s success will depend in part on the creation, maintenance and protection of its proprietary technology and intellectual property rights. The combined company will rely on a combination of patents, trademarks, trade secrets, copyrights, confidentiality provisions, contractual restrictions and licensing arrangements to establish and protect its proprietary rights. The combined company’s nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of its proprietary information, technologies and processes, and may not provide an adequate remedy in the event of breach of such agreements or unauthorized disclosure of such information, and if a competitor lawfully obtains or independently develops the combined company’s trade secrets, the combined company would have no right to prevent such competitor from using such technology or information to compete with the combined company, either of which could harm its competitive position. The combined company’s applications for patent and trademark protection may not be granted, or the claims or scope of such issued patents or registered trademarks may not be sufficiently broad to protect the combined company’s products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of the combined company’s trademarks and patents in some foreign countries. The combined company may be required to spend significant resources to monitor and police its intellectual property rights, and Gardner Denver cannot guarantee that such efforts will be successful in preventing infringement or misappropriation. If the combined company fails to successfully enforce these intellectual property rights, the combined company’s competitive position could suffer, which could harm its operating results.

Although Gardner Denver and the Ingersoll Rand Industrial Business make a significant effort to avoid infringing known proprietary rights of third parties, the steps they take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time the combined company may receive notice that a third party believes that the combined company’s products may be infringing certain patents, trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management’s attention and other resources, and the combined company may not prevail. Depending on the resolution of such claims, the combined company may be barred from using a specific technology or other rights, may be required to redesign or re-engineer a product which may require significant resources, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, the combined company’s ability to compete could be affected, or its business, financial condition and results of operations may be materially adversely affected.

Information systems failure or security breaches may disrupt the combined company’s business and result in financial loss and liability to its customers.

Gardner Denver’s business is, and the combined company’s business will be, highly dependent on financial, accounting and other data-processing systems and other communications and information systems, including its enterprise resource planning tools. Gardner Denver processes a large number of transactions on a daily basis and relies upon the proper functioning of its information systems. Even in the absence of a security breach, if the combined company’s systems are unable to accommodate an increasing volume of transactions, the combined company’s ability to grow could be limited. If any of these systems fail, whether caused by fire, other natural disaster, power or telecommunications failure, acts of cyber terrorism or war or otherwise, or they do not function correctly, the combined company could suffer financial loss, business disruption, liability to the combined company’s customers, regulatory intervention or damage to the combined company’s reputation. Like other large companies, certain of the combined company’s information technology systems may be subject to computer viruses, malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other attacks and the combined company expects to be subject to similar attacks in the future. The methods used to obtain unauthorized access, disable or degrade service, or sabotage systems are constantly changing and evolving, and the combined company may not be able to detect, or defend against, an attack. Although the combined company will have backup systems, procedures and capabilities in place, they may also fail or be inadequate.

Further, to the extent that the combined company may have customer information in its databases, any unauthorized disclosure of, or access to, such information could result in claims under data protection laws and regulations. If any of these risks materialize, the reputation of the combined company and its ability to conduct its business may be materially adversely affected.

Potential governmental regulations restricting the use, and increased public attention to and litigation regarding the impacts, of hydraulic fracturing or other processes on which it relies could reduce demand for the combined company’s products.

Oil and natural gas extracted from unconventional sources, such as shale, tight sands and coal bed methane, frequently requires hydraulic fracturing. Recent initiatives to study, regulate or otherwise restrict hydraulic fracturing and processes on which it relies, such as water disposal, as well as litigation over hydraulic fracturing impacts, could adversely affect some of the combined company’s customers and their demand for the combined company’s products, which could have a material adverse effect on the combined company’s business, results of operations and financial condition.

For example, although hydraulic fracturing currently is generally exempt from regulation under the U.S. Safe Drinking Water Act’s Underground Injection Control program and is typically regulated by state oil and natural gas commissions or similar agencies, several federal agencies have asserted regulatory authority over certain aspects of the process. These include, among others, a number of regulations issued and other steps taken by the U.S. Environmental Protection Agency (“EPA”) over the last five years, including its New Source Performance Standards issued in 2012, its June 2016 rules establishing new emissions standards for methane and additional standards for volatile organic compounds from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category and its June 2016 rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants; and the federal Bureau of Land Management (“BLM”) rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands (which was the subject of litigation and which the BLM rescinded in December 2017). While the EPA in the current administration and the current administration more generally have indicated their interest in scaling back or rescinding regulations that inhibit the development of the U.S. oil and gas industry and have taken steps to do so, it is difficult to predict the extent to which such policies will be implemented or the outcome of litigation challenging such implementation, such as the suit the State of California’s attorney general filed in January 2018 challenging the BLM’s rescission of its March 2015 rule referred to above; in July 2018, the federal district judge in the Northern District of California, where the suit was filed, denied motions by the BLM and several petroleum industry groups to transfer the challenge to Wyoming. Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent requirements on hydraulic fracturing operations. For example, Texas, Colorado and North Dakota among others have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. Local land use restrictions, such as city ordinances, may restrict drilling in general and hydraulic fracturing in particular. Some state and federal regulatory agencies have also recently focused on a connection between the operation of injection wells used for oil and natural gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations. In February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce earthquakes in the state, and it announced further requirements (involving seismic monitoring) in February 2018. Ongoing lawsuits have also alleged that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal. The adoption of more stringent regulations regarding hydraulic fracturing and the outcome of litigation over hydraulic fracturing could adversely affect some of the combined company’s customers and their demand for the combined company’s products, which could have a material adverse effect on its business, results of operations and financial condition.

A natural disaster, catastrophe or other event could result in severe property damage, which could adversely affect the combined company’s operations.

Some of the combined company’s operations will involve risks of, among other things, property damage, which could curtail its operations. For example, disruptions in operations or damage to a manufacturing plant could reduce the combined company’s ability to produce products and satisfy customer demand. If one of more of the combined company’s manufacturing facilities are damaged by severe weather or any other disaster, accident, catastrophe or event, the combined company’s operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to the combined company’s plants or other stoppages arising from factors beyond the combined company’s control. These interruptions might involve significant damage to, among other things, property, and repairs might take from a week or less for a minor incident to many months for a major interruption.

Environmental compliance costs and liabilities could adversely affect the combined company’s financial condition.

Gardner Denver’s operations and properties are, and the combined company’s operations and properties following the Transactions will be, subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, the combined company could be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or put into effect operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases.

Gardner Denver uses and generates, and the combined company following the Transactions will use and generate, hazardous substances and waste in its manufacturing operations. In addition, many of Gardner Denver’s and the combined company’s current and former properties are, or have been, used for industrial purposes. Gardner Denver and the Ingersoll Rand Industrial Business have been identified as potentially responsible parties with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. An accrued liability on Gardner Denver’s balance sheet reflects costs that are probable and estimable for Gardner Denver’s projected financial obligations relating to these matters. If Gardner Denver or the Ingersoll Rand Industrial Business has underestimated its remaining financial obligations, the combined company may face greater exposure that could have an adverse effect on its and the combined company’s financial condition, results of operations or liquidity.

Gardner Denver and the Ingersoll Rand Industrial Business have experienced, and Gardner Denver expects the combined company to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require the combined company to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on the combined company’s business, financial condition, results of operations or liquidity.

The combined company’s amended and restated certificate of incorporation provides, subject to limited exceptions, that the Delaware Court of Chancery will be the sole and exclusive forum for certain stockholder litigation matters, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or stockholders.

The combined company’s amended and restated certificate of incorporation will provide that unless it consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the combined company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the combined company to the combined company or the combined company’s stockholders, creditors or other constituents, (iii) any action asserting a claim against the combined company or any director or officer of the combined company arising pursuant to any provision of the DGCL or the combined company’s second amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended and/or restated from time to time), or (iv) any action asserting a claim against the combined company or any director or officer of the combined company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. The exclusive forum provision may apply to any of the foregoing types of actions. It is possible that these exclusive forum provisions may be challenged in court and may be deemed unenforceable in whole or in part; however, the Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. The combined company’s exclusive forum provision will not relieve it of its duties to comply with the federal securities laws and the rules and regulations thereunder, and its stockholders will not be deemed to have waived its compliance with these laws, rules and regulations.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of the combined company’s capital stock shall be deemed to have notice of and consented to the forum provisions in the combined company’s amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or any of its directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the combined company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the combined company’s business, operating results and financial condition.

The combined company faces other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the merger, the combined company will face various other risks, including those discussed in reports filed by Gardner Denver with the SEC. See “Where You Can Find More Information; Incorporation By Reference.”

Risks Related to the Combined Company’s Indebtedness

Gardner Denver and the combined company’s substantial indebtedness could have important adverse consequences and adversely affect their financial condition.

Gardner Denver has a significant amount of indebtedness and the combined company will incur additional indebtedness as a result of the Transactions. As of September 30, 2019, Gardner Denver had total indebtedness of $1,601.5 million, and Gardner Denver had availability under the Revolving Credit Facility (as defined below) and the Receivables Financing Agreement (as defined below) of $445.6 million and $78.2 million, respectively. Ingersoll Rand Industrial is expected to incur $1,900 million of indebtedness under the Ingersoll Rand Industrial Term Loan Facility prior to the closing of the merger, which indebtedness is expected to be assumed by the combined company. For more information on the debt financing, see “The Transaction Agreements—Debt Financing” beginning on page 121. The combined company’s high level of debt could have important consequences, including: making it more difficult for the combined company to satisfy its obligations with respect to its debt; limiting its ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of its cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing its vulnerability to adverse changes in general economic, industry and competitive conditions; exposing the combined company to the risk of increased interest rates as certain of its borrowings, including the Facilities under Gardner Denver Inc.’s credit agreement with Citibank, N.A., as administrative agent, and the other agents, lenders and other parties party thereto, as amended (the “Credit Agreement”) are at variable rates of interest; limiting the combined company’s flexibility in planning for and reacting to changes in the industries in which the combined company competes; placing the combined company at a disadvantage compared to other, less leveraged competitors; increasing its cost of borrowing; and hampering its ability to execute on its growth strategy.

The combined company may not be able to generate sufficient cash to service all of its indebtedness, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

The combined company’s ability to make scheduled payments on, or refinance, its debt obligations will depend on its financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The combined company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

If the combined company’s cash flow and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance its indebtedness. The combined company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow the combined company to meet its scheduled debt service obligations.

If the combined company cannot make scheduled payments on its debt, it will be in default and the lenders under the Credit Agreement could terminate their commitments to loan money, and its secured lenders (including the lenders under the Facilities (as defined below)) could foreclose against the assets securing their borrowings and the combined company could be forced into bankruptcy or liquidation.

Despite the combined company’s level of indebtedness, the combined company and its subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to the combined company’s financial condition described above.

The combined company and its subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the credit agreement governing the Facilities contains restrictions on the incurrence of additional indebtedness customary for debt financings of this type, certain restrictions are subject to qualifications and exceptions, and the additional indebtedness incurred in compliance with such restrictions could be substantial. The combined company may request incremental term loans, increases in revolving commitments and/or incremental revolving credit facilities under the Facilities so long as the combined company does not exceed certain conditions, including financial covenants customary for debt financings of this type. The combined company may also incur additional secured indebtedness under the Facilities if certain specified conditions are met under the Credit Agreement. If new debt is added to the combined company’s debt levels following the Transactions, the related risks that the combined company then faces could intensify.

The terms of the Credit Agreement may restrict the combined company’s current and future operations, particularly its ability to respond to changes or to take certain actions.

The Credit Agreement contains restrictive covenants that impose operating and financial restrictions on the combined company and may limit the combined company’s ability to engage in acts that may be in its best interest, including restrictions on its ability to: incur additional indebtedness and guarantee indebtedness; pay dividends, make other distributions in respect of, or repurchase or redeem capital stock; prepay, redeem or repurchase certain debt; make loans, investments and other restricted payments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting its subsidiaries’ ability to pay dividends; consolidate, merge or sell all or substantially all of its assets; make needed capital expenditures; make strategic acquisitions, investments or enter into joint ventures; plan for or react to market conditions or otherwise execute its business strategies; and engage in business activities, including future opportunities, that may be in its interest.

A breach of the covenants under the Credit Agreement could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt principal and/or related interest payments and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Agreement would permit the lenders under the Facilities to terminate all commitments to extend further credit under the Facilities. Furthermore, if the combined company were unable to repay the amounts due and payable under the Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event the combined company’s lenders or noteholders accelerate the repayment of its borrowings and/or interest, the combined company and its subsidiaries may not have sufficient assets to repay that indebtedness.

The combined company’s variable rate indebtedness will subject it to interest rate risk, which could cause its debt service obligations to increase significantly.

Borrowings under the Credit Agreement and Receivables Financing Agreement are at variable rates of interest and will expose the combined company to interest rate risk. If interest rates increase, the combined company’s debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and the combined company’s net income and cash flows, including cash available for servicing its indebtedness, will correspondingly decrease.

Gardner Denver utilizes derivative financial instruments to reduce its exposure to market risks from changes in interest rates on its variable rate indebtedness and it will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

Gardner Denver has, and the combined company following the Transactions may, enter into pay-fixed interest rate swaps instruments to limit its exposure to changes in variable interest rates. Such instruments will result in economic losses should interest rates not rise above the pay-fixed interest rate in the derivative contracts. The combined company will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps.

Certain affiliates of KKR Renaissance Aggregator, Gardner Denver’s largest stockholder, participate in the financing for the Transactions and will be participating lenders under the new credit facilities and may have interests in the Transactions that are different from, or in addition to, those of the Gardner Denver stockholders.

KCM and KKR Corporate Lending LLC, which are affiliates of KKR Renaissance Aggregator, are Ingersoll Rand Industrial Commitment Parties and will be participating lenders under the Revolving Credit Facility and the Ingersoll Rand Industrial Term Loan Facility. For more information, see “The Transaction Agreements—Debt Financing” beginning on page 121. Their participation currently includes a commitment to provide financing of between $400 million and $425 million in connection with the Transactions and is estimated to generate fees for KCM of between $5 million and $10 million as a result of the consummation of the Transactions.

If the financial institutions that are part of the syndicate of the combined company’s Revolving Credit Facility fail to extend credit under its facility, the combined company’s liquidity and results of operations may be adversely affected.

The combined company will have access to capital through the Revolving Credit Facility, which is part of the combined company’s Facilities. Each financial institution which is part of the syndicate for the combined company’s Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under the Revolving Credit Facility. If any participant or group of participants with a significant portion of the commitments in the combined company’s Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the Revolving Credit Facility and the combined company is unable to find a replacement for such participant or participants on a timely basis (if at all), the combined company’s liquidity may be adversely affected.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus-information statement (including information included or incorporated by reference herein) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed Transactions between Gardner Denver and Ingersoll Rand, Gardner Denver’s expectations regarding the performance of its business, its financial results, its liquidity and capital resources and other non-historical statements. Forward-looking statements included or incorporated by reference in this proxy statement/prospectus-information statement include, but are not limited to, statements set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Gardner Denver’s Annual Report on Form 10-K for the year ended December 31, 2018 and in Gardner Denver’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019 (which are incorporated herein by reference) and any risks set forth in Gardner Denver’s other filings with the SEC that are incorporated herein by reference. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed Transactions with Ingersoll Rand, the ability of the parties to complete the proposed Transactions, the expected benefits of the proposed Transactions, including future financial and operating results and strategic benefits, the tax consequences of the proposed Transactions, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements are based on Gardner Denver’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from current expectations. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others:

•	failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay in completing the proposed Transactions or integrating the businesses of Gardner Denver and Ingersoll Rand Industrial;
•	that one or more closing conditions to the Transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained;
•	difficulties and delays in the combined company resulting from the Transactions achieving revenue and cost synergies;
•	the risk that the proposed Transactions may not be completed on the terms or in the time frame expected by Ingersoll Rand or Gardner Denver, or at all;
•	unexpected costs, charges or expenses resulting from the proposed Transactions;
•	risks related to disruption of management time from ongoing business operations due to the proposed Transactions;
•	uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions;
•	the ability of the combined company resulting from the Transactions to implement its business strategy;
•	inability of the combined company resulting from the Transactions to retain and hire key personnel;
•	the occurrence of any event that could give rise to termination of the proposed Transactions;
•	the risk that stockholder litigation in connection with the proposed Transactions or other settlements or investigations may affect the timing or occurrence of the proposed Transactions or result in significant costs of defense, indemnification and liability;
•	evolving legal, regulatory and tax regimes;

•	changes in general economic and/or industry specific conditions;
•	economic, political, regulatory and other risks of international operations;
•	actions by third parties, including government agencies;
•	instability in the global economy and financial markets, which may negatively impact revenues, liquidity, suppliers and customers;
•	exchange rate and other currency risks;
•	potential governmental regulations restricting the use, and increased public attention to and litigation regarding the impacts, of hydraulic fracturing or other processes on which it relies, which could impact demand for products;
•	large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or Gardner Denver’s dependence on particular suppliers of raw materials and component parts, which could materially and adversely affect operating results;
•	the risk that operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of Gardner Denver’s customer base;
•	credit and counterparty risks;
•	the loss of, or disruption in, the distribution network, which could have a negative impact on Gardner Denver’s abilities to ship products, meet customer demand and otherwise operate the business;
•	the ability to attract and retain top talent;
•	risks associated with pension and other postretirement benefit obligations;
•	other risk factors detailed from time to time in Gardner Denver’s reports filed with the SEC, including Gardner Denver’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC; and
•	with respect to expectations regarding the Ingersoll Rand Industrial Business and the combined business resulting from the Transactions, other risk factors detailed from time to time in Ingersoll Rand’s reports filed with the SEC, including Ingersoll Rand’s most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect Gardner Denver or Gardner Denver’s business in the way expected. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting Gardner Denver’s business or the extent of these factors’ likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) Gardner Denver’s strategy, which is based in part on this analysis, will be successful. All forward-looking statements in this proxy statement/prospectus-information statement apply only as of the date of this proxy statement/prospectus-information statement or as of the date they were made and, except as required by applicable law, we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE SPECIAL MEETING OF GARDNER DENVER STOCKHOLDERS

This proxy statement/prospectus-information statement is furnished in connection with the solicitation of proxies by the Gardner Denver board of directors for use at the special meeting of Gardner Denver’s stockholders and any adjournments or postponements of the special meeting. When this proxy statement/prospectus-information statement refers to the special meeting, it is also referring to any adjournments or postponements of the special meeting. Gardner Denver intends to begin mailing this proxy statement/prospectus-information statement, the attached Notice of Special Meeting of Stockholders and the accompanying proxy card on or about       , 2020.

Date, Time and Place of the Special Meeting

The special meeting of Gardner Denver’s stockholders will be held on       , 2020, at       , Central time. Gardner Denver will host the special meeting live via audio webcast. Any Gardner Denver stockholder can attend the special meeting live online at www.virtualshareholdermeeting.com/GDI2020SM.

Purpose of the Special Meeting

At the special meeting, Gardner Denver stockholders will be asked:

1.	To consider and vote upon a proposal to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. Gardner Denver currently expects, based on the number of outstanding shares of Gardner Denver common stock as of , 2020, that Gardner Denver will issue to Ingersoll Rand Industrial shareholders approximately shares of Gardner Denver common stock as a result of the Transactions.
2.	To consider and vote upon a proposal to amend and restate the 2017 Equity Plan to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by 11,000,000 shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan”, and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger, and in the case of renaming the plan and changing references to Gardner Denver, subject to Gardner Denver changing its name at the closing of the merger; and
3.	To consider and vote upon a proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve proposal (1).

APPROVAL OF THE PROPOSAL SET FORTH IN ITEM 1 IS REQUIRED FOR COMPLETION OF THE MERGER.

THE GARDNER DENVER BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE “FOR” EACH PROPOSAL.

Record Date and Outstanding Shares

The Gardner Denver board of directors has fixed the close of business on January 2, 2020 (the “record date”) as the record date for the special meeting. Accordingly, only Gardner Denver stockholders of record on the record date are entitled to notice of and to vote at the special meeting or at any adjournment or postponement of the special meeting. Each share of Gardner Denver common stock shall entitle the holder to one vote on each of the proposals to be considered at the special meeting.

As of the close of business on the record date, there were approximately       shares of Gardner Denver common stock outstanding and entitled to vote at the special meeting.

A list of Gardner Denver stockholders as of the record date will be available for review during the special meeting to any stockholder present at the special meeting.

Record holders of Gardner Denver common stock on the record date may vote their shares of Gardner Denver common stock virtually at the special meeting or by proxy as described below under “—Voting by Proxy or via the internet while attending the online special meeting.”

Quorum

The required quorum for the special meeting is the holders of record of a majority of the voting power of the shares issued and outstanding and entitled to vote thereat, present in person or by proxy. There must be a quorum present for the meeting to be held. All shares represented at the special meeting in person or by proxy (including those voted by telephone or the Internet) will be counted toward the quorum.

Required Vote

Gardner Denver stockholders of record on the record date for the Gardner Denver special meeting may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal.

Share Issuance Proposal. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the proposal to issue shares of Gardner Denver common stock pursuant to the Merger Agreement.

Equity Plan Amendment Proposal. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Equity Plan Amendment proposal.

Adjournment Proposal. The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the proposal to permit adjournment of the special meeting, where a quorum is present.

The merger will not occur unless the Share Issuance proposal is approved, but approval of the Equity Plan Amendment proposal is not a condition to the completion of the merger. Approval of each proposal is not conditioned on the approval of any other proposal.

The required vote for the approval of the Share Issuance proposal and the Equity Plan Amendment proposal is an affirmative vote of a majority of the votes cast, in person or by proxy, by holders of shares of Gardner Denver common stock and under NYSE rules, an abstention will have the same effect as a vote against the proposal. If a quorum is present and a stockholder is not otherwise present or represented by proxy at the special meeting, a failure to vote such stockholder’s shares will have no effect on the outcome of the Share Issuance proposal or the Equity Plan Amendment proposal.

The approval of the adjournment proposal is based on the number of shares of Gardner Denver common stock present, in person or by proxy, at the special meeting and entitled to vote on the adjournment proposal. Therefore, an abstention will have the same effect as a vote against the proposal. If a quorum is present and a stockholder is not otherwise present or represented by proxy at the special meeting, a failure to vote such stockholder’s shares will have no effect on the outcome of the adjournment proposal.

KKR Renaissance Aggregator, which beneficially owns approximately 34.5% of the issued and outstanding Gardner Denver common stock, has entered into a voting and support agreement with Ingersoll Rand pursuant to which KKR Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Voting and Support Agreement.”

No vote of Ingersoll Rand shareholders is required or being sought in connection with the spin-off, the merger or the other transactions described in this proxy statement/prospectus-information statement.

Voting by Proxy or via the Internet while attending the online special meeting

Giving a proxy means that a Gardner Denver stockholder authorizes the persons named in the enclosed proxy card to vote his or her shares at the special meeting in the manner such stockholder directs. A Gardner Denver stockholder may cause his or her shares to be voted by granting a proxy in advance of the special meeting or by voting via the internet while attending the online special meeting. Even if you plan to attend the special meeting, we urge you to promptly follow the instructions on the enclosed proxy card to vote on the matters to be considered at the special meeting.

Gardner Denver stockholders may vote their shares as follows:

(1)	Telephone, using the toll-free number 1-800-690-6903, that is listed on the enclosed proxy card. Please follow the instructions on your proxy card. If you vote using the telephone, there is no need to mail in your proxy card.
(2)	Internet, go to the voting site printed on the enclosed proxy card and follow the instructions outlined on the secured website using certain information provided on the front of the proxy card. If you vote using the Internet, there is no need to mail in your proxy card.
(3)	Completing, signing, dating and mailing the proxy card and returning it in the postage-paid envelope provided.
(4)	Attending the online special meeting and voting via the internet if you are a stockholder of record or if you are a beneficial owner and have a legal proxy from the stockholder of record.

Submitting a proxy by Internet or by telephone provides the same authority to vote shares as if the stockholder had returned his or her proxy card by mail.

Each properly signed proxy received prior to the special meeting and not revoked before exercised at the special meeting will be voted at the special meeting according to the instructions indicated on the proxy or, if no instructions are given on a properly signed proxy, the shares represented by such proxy will be voted “FOR” the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and “FOR” the proposal to adjourn the special meeting if necessary or appropriate to permit further solicitation of proxies for the approval of the proposals, if such a proposal is submitted to a vote of stockholders.

Gardner Denver requests that Gardner Denver stockholders complete, date and sign the accompanying proxy card and return it to Gardner Denver in the enclosed postage-paid envelope or submit the proxy by telephone or the Internet as soon as possible.

If a Gardner Denver stockholder’s shares are held in “street name” by a broker, bank or other nominee, such stockholder must obtain a voting instruction form from the nominee that holds such shares and follow the voting instructions given by that nominee.

If a Gardner Denver stockholder plans to attend the online special meeting and wishes to vote while attending the meeting, such stockholder will be able to do so via the internet. If a Gardner Denver stockholder’s shares are held in “street name” (through a bank, broker or other nominee), such stockholder must obtain a legal proxy from the record holder to vote such shares via the internet while attending the online special meeting. Whether or not a Gardner Denver stockholder plans to attend the special meeting, Gardner Denver requests that each Gardner Denver stockholder complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus-information statement. This will not prevent any Gardner Denver stockholder from voting via the internet while attending the online special meeting but will assure that the stockholder’s vote is counted if such stockholder is unable to attend the online special meeting.

Revocability of Proxies and Changes to a Gardner Denver Stockholder’s Vote

Gardner Denver stockholders of record may revoke their proxies and change their votes at any time prior to the time their shares are voted at the special meeting. A Gardner Denver stockholder can revoke his or her proxy or change his or her vote by:

(1)	notifying Gardner Denver’s Corporate Secretary in writing (at Gardner Denver’s address set forth in this proxy statement/prospectus-information statement);
(2)	voting again by telephone or Internet (prior to , 2020 at 11:59 p.m. [Eastern Daylight Time]), since only the latest vote will be counted;
(3)	signing and returning, prior to the prior proxy’s exercise at the special meeting, another proxy card that is dated after the date of the first proxy card;
(4)	voting via the internet while attending the online special meeting; or
(5)	Beneficial holders of Gardner Denver stock who hold shares in “street name” should contact their broker, bank or other nominee for instructions on how to revoke their proxies.

Attendance at the online special meeting will not, by itself, revoke your proxy or change your vote.

Abstentions and Broker Non-Votes

Under NYSE rules, abstentions will have the effect of a vote “against” the Share Issuance proposal and the Equity Plan Amendment proposal. Abstentions will also have the effect of a vote “against” the adjournment proposal. Under the rules applicable to broker-dealers, brokers, banks and other nominee record holders holding shares in “street name” have the authority to vote on routine proposals when they have not received instructions from beneficial owners. However, brokers, banks and other nominee record holders are precluded from exercising their voting discretion with respect to the approval of non-routine matters such as the Share Issuance proposal and the Equity Plan Amendment proposal set forth in this proxy statement/prospectus-information statement. As a result, absent specific instructions from the beneficial owner, brokers, banks and other nominee record holders are not empowered to vote those “street name” shares in connection with the Share Issuance proposal and the Equity Plan Amendment proposal and broker non-votes will have no effect on the outcome of these proposals. Broker non-votes will not affect the outcome of the adjournment proposal.

All beneficial owners of Gardner Denver common stock are urged to submit their proxy to indicate their votes or to contact the record holder of their shares to determine how to vote.

Solicitation of Proxies

This proxy statement/prospectus-information statement is being furnished in connection with the solicitation of proxies by the Gardner Denver board of directors. All costs of soliciting proxies, including reimbursement of fees of certain brokers, fiduciaries and nominees in obtaining voting instructions from beneficial owners and the preparation, assembly, printing and mailing of this proxy statement/prospectus-information statement and any additional materials furnished to Gardner Denver stockholders, will be borne by Gardner Denver.

In addition, Gardner Denver has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee of approximately $25,000, plus reimbursement of expenses. Gardner Denver has also agreed to indemnify Innisfree for certain liabilities related to its engagement.

Proxies may be solicited by mail, telephone, facsimile and other forms of electronic transmission and may also be solicited by directors, officers and other employees of Gardner Denver without additional compensation. Copies of solicitation materials will be furnished to banks, brokerage houses and other agents holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to these beneficial owners. In addition, if asked, Gardner Denver will reimburse these persons for their reasonable expenses in forwarding the solicitation material to the beneficial owners. Gardner Denver has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.

Certain Ownership of Gardner Denver Common Stock

As of the record date, Gardner Denver’s executive officers and directors beneficially owned shares of Gardner Denver common stock, representing approximately       % of the shares outstanding as of such date.

Gardner Denver currently expects that each of its directors and executive officers will vote their shares of Gardner Denver common stock “FOR” the Share Issuance proposal, “FOR” the Equity Plan Amendment proposal and “FOR” the adjournment proposal, although none of them has entered into an agreement requiring them to do so.

Other Matters

As of the date of this proxy statement/prospectus-information statement, the Gardner Denver board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus-information statement.

This proxy statement/prospectus-information statement and the proxy card are first being sent to Gardner Denver stockholders on or about       , 2020.

The matters to be considered at the special meeting are of great importance to Gardner Denver stockholders. Accordingly, Gardner Denver stockholders are urged to read and carefully consider the information presented in this proxy statement/prospectus-information statement and the attachments hereto, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope, or vote by phone or internet, following the instructions on the enclosed proxy card.

THE TRANSACTIONS

Overview

On April 30, 2019, Ingersoll Rand and Gardner Denver announced that they had entered into the Merger Agreement, and that Ingersoll Rand and Ingersoll Rand Industrial had entered into the Separation Agreement.

The actual total value of the consideration to be paid by Gardner Denver in connection with the merger will depend on the trading price for shares of Gardner Denver common stock following the merger.

In order to effect the Reorganization, the Distribution and the merger, Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial and Merger Sub entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus-information statement, provide for (1) the separation of the Ingersoll Rand Industrial Business from Ingersoll Rand’s other businesses, (2) the distribution of book-entry authorizations for all of the shares of Ingersoll Rand Industrial common stock to a distribution agent for distribution to Ingersoll Rand shareholders of record on the record date for the Distribution (which shareholders are entitled to a pro rata distribution of such shares in the Distribution) and (3) the merger of Ingersoll Rand Industrial with Merger Sub, with Ingersoll Rand Industrial continuing as the surviving corporation of the merger and a wholly-owned subsidiary of Gardner Denver.

Transaction Sequence

Step 1 Reorganization

Prior to the Distribution and the merger, certain subsidiaries of Ingersoll Rand will undergo an internal restructuring to separate and consolidate the Ingersoll Rand Industrial Business under Ingersoll Rand Industrial pursuant to the Separation Agreement. In the Reorganization, Ingersoll Rand will convey to Ingersoll Rand Industrial or one or more subsidiaries of Ingersoll Rand Industrial certain assets and liabilities constituting the Ingersoll Rand Industrial Business, and will cause members of the Ingersoll Rand Industrial Group to convey to Ingersoll Rand or its designated subsidiary (other than Ingersoll Rand Industrial or any of the Ingersoll Rand Industrial subsidiaries) certain excluded assets and excluded liabilities in order to separate and consolidate the Ingersoll Rand Industrial Business. Prior to the Distribution, in consideration of the transfer to Ingersoll Rand Industrial of the specified assets and liabilities contemplated by the Reorganization, Ingersoll Rand Industrial will issue to Ingersoll Rand additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding will be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution.

Step 2 Incurrence of Ingersoll Rand Industrial Debt

Prior to the Distribution and the merger, it is expected that Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group will incur the Ingersoll Rand Industrial Term Facility in an aggregate principal amount of $1.9 billion to, among other things, pay the Ingersoll Rand Industrial Payment to Ingersoll Rand or one of its affiliates other than a member of the Ingersoll Rand Industrial Group.

The material terms of the Ingersoll Rand Industrial Term Facility, based on the current expectations of Gardner Denver, are described in more detail under “—Debt Financing.”

Step 3 Distribution

Ingersoll Rand will effect the Distribution by distributing on a pro rata basis all of the shares of Ingersoll Rand Industrial common stock it holds to Ingersoll Rand shareholders entitled to shares of Ingersoll Rand Industrial common stock in the Distribution as of the record date of the Distribution. Ingersoll Rand will deliver the shares of Ingersoll Rand Industrial common stock in book-entry form to the distribution agent.

Step 4 Merger

Following the Distribution, Merger Sub will merge with Ingersoll Rand Industrial, whereby the separate corporate existence of Merger Sub will cease and Ingersoll Rand Industrial will continue as the surviving corporation and as a wholly-owned subsidiary of Gardner Denver. In the merger, each share of Ingersoll Rand Industrial common stock will be automatically converted into the right to receive a number of shares of Gardner

Denver common stock in accordance with an exchange ratio described under the heading “Calculation of the Merger Consideration” below. Immediately after the consummation of the merger, approximately, but not less than, 50.1% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Ingersoll Rand Industrial stockholders and approximately 49.9% of the outstanding shares of Gardner Denver common stock on a fully-diluted basis is expected to be held by pre-merger Gardner Denver stockholders, in each case excluding any overlaps in the pre-transaction stockholder bases.

Structure Following the Reorganization but Before the Distribution and Merger

Ingersoll Rand shareholders
Gardner Denver stockholders
Ingersoll Rand
Gardner Denver
Remaining Ingersoll Rand subsidiaries
Ingersoll Rand Industrial
Merger Sub
Ingersoll Rand Industrial Operating Subsidiaries

Structure Following the Reorganization and the Distribution but Before the Merger

Structure Following the Merger

*	Excludes overlap
**	Assumes shareholder approval of the corporate name change of legacy Ingersoll Rand (“ClimateCo”)

Calculation of the Merger Consideration

In the merger, each share of Ingersoll Rand Industrial common stock will be automatically converted into the right to receive a number of shares of Gardner Denver common stock based on the exchange ratio set forth in the Merger Agreement. The exchange ratio will be determined prior to the closing of the merger based on the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis, on the one hand, and the number of shares of Ingersoll Rand Industrial common stock, on the other hand, in each case outstanding immediately prior to the effective time of the merger. As described in the Merger Agreement, the exchange ratio equals the quotient of (i) the total shares of Gardner Denver common stock issued pursuant to the Share Issuance divided by (ii) the number of shares of Ingersoll Rand Industrial common stock issued and outstanding immediately prior to the effective time of the merger, subject to the adjustments set forth in the Merger Agreement. The total shares of Gardner Denver common stock issued pursuant to the Share Issuance equals the number of shares of outstanding Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the merger multiplied by the quotient of 50.1 divided by 49.9.

For example, solely for illustrative purposes, assume there are 204,544,905 shares of Gardner Denver common stock outstanding immediately prior to the effective time of the merger on a fully-diluted, as-converted and as-exercised basis, which is the number of shares of Gardner Denver common stock outstanding as of September 30, 2019 on that basis. The total shares of Gardner Denver common stock issued pursuant to the Share Issuance would equal the product of (A) 204,544,905 multiplied by (B) a fraction, the numerator of which is 50.1% and the denominator of which is 49.9%, which equals 205,364,724. On this basis, Gardner Denver would issue to holders of the issued and outstanding shares of Ingersoll Rand Industrial common stock 205,364,724 shares of Gardner Denver common stock. Assuming that there are 200,000,000 outstanding shares of Ingersoll Rand Industrial common stock, the exchange ratio would equal 1.02682. The actual exchange ratio will depend on the aggregate number of shares of Gardner Denver common stock outstanding on a fully-diluted, as-converted and as-exercised basis and the number of shares of Ingersoll Rand Industrial common stock issued and outstanding, in each case, immediately prior to the effective time of the merger.

No fractional shares of Gardner Denver common stock will be issued pursuant to the merger. All fractional shares of Gardner Denver common stock that a holder of shares of Ingersoll Rand Industrial common stock would otherwise be entitled to receive as a result of the merger will be aggregated by the distribution agent, and the distribution agent will cause the whole shares obtained by such aggregation to be sold on the NYSE at then-prevailing market prices as soon as practicable after the effective time of the merger. The distribution agent will pay the net proceeds of the sale, after deducting any required withholding taxes and any fees of the distribution agent attributable to such sale, as soon as practicable to the holders of shares of Ingersoll Rand Industrial common stock that would otherwise be entitled to receive such fractional shares of Gardner Denver common stock pursuant to the merger. The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the merger will be reduced by fees paid to the distribution agent and any applicable withholding taxes as described below under “The Transaction Agreements—The Merger Agreement—Merger Consideration.”

Pursuant to the exchange ratio true-up provision in the Merger Agreement, in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock. If such an increase is necessary, then the amount of the Ingersoll Rand Industrial Payment distributed pursuant to the Separation Agreement will be decreased, except if Ingersoll Rand is not able to obtain tax opinions from its U.S. and Irish tax counsel as a result of (i) a breach by Gardner Denver of its obligations under the Merger Agreement, or (ii) solely any actions taken by Gardner Denver or any of its subsidiaries after the signing of the Merger Agreement pursuant to a plan (or series of related transactions) that includes the Distribution other than the merger.

Trading Markets

Ingersoll Rand Ordinary Shares

Following the merger, Ingersoll Rand shareholders will continue to hold their ordinary shares of Ingersoll Rand, subject to the same rights as prior to the Reorganization, the Distribution and the merger, except that their ordinary shares of Ingersoll Rand will represent an interest in Ingersoll Rand that no longer reflects the ownership and operation of the Ingersoll Rand Industrial Business. Ordinary shares of Ingersoll Rand will continue to be traded publicly on the NYSE. Ingersoll Rand shareholders, to the extent they were holders of record on the record date for the Distribution, will also hold shares of Gardner Denver common stock immediately after the closing of the Transactions. After the closing date of the merger, ordinary shares of Ingersoll Rand will no longer trade in the “ex-distribution” market, and ordinary shares of Ingersoll Rand that are sold in the “regular way” market will no longer reflect the right to receive shares of Ingersoll Rand Industrial common stock that will be converted into shares of Gardner Denver common stock, and cash in lieu of fractional shares (if any), at the closing of the merger.

Ingersoll Rand Industrial Common Stock

There currently is no trading market for shares of Ingersoll Rand Industrial common stock. After the merger, all outstanding shares of Ingersoll Rand Industrial common stock will automatically be canceled and cease to exist at the effective time of the merger and upon their conversion into shares of Gardner Denver common stock.

Gardner Denver Common Stock

Shares of Gardner Denver common stock will continue to be traded publicly on the NYSE. Gardner Denver intends to file an application to list on the NYSE Gardner Denver common stock which will be issued pursuant to the Share Issuance.

Background of the Merger

As part of their ongoing consideration and evaluation of Gardner Denver’s long-term prospects and strategies, the Gardner Denver board of directors and management regularly review the performance, strategy, competitive position, opportunities and prospects of Gardner Denver in light of the then-current business and economic environments. The Gardner Denver board of directors and management also monitor developments in the industrials sector and the industries Gardner Denver supplies, as well as the opportunities and challenges facing participants in those industries. Since Gardner Denver completed its initial public offering in May 2017, these reviews have involved, among other things, assessing potential strategic alternatives aimed at maximizing Gardner Denver stockholder value. The range of potential strategic alternatives that have been considered include, but are not limited to, business combinations, divestitures of non-core businesses, and other strategic transactions, as well as the potential to remain an independent, stand-alone company.

From time to time, in connection with these reviews, Vicente Reynal, the chief executive officer of Gardner Denver, and Peter Stavros, the chairman of the Gardner Denver board of directors, have had discussions with directors and chief executive officers of various industry participants and with various financial advisors regarding industry developments and various potential strategic and commercial opportunities involving Gardner Denver. During this time period, Mr. Stavros and Michael Lamach, the Chief Executive Officer of Ingersoll Rand, corresponded and had numerous discussions about a number of potential transactions and different structures, including discussions about Gardner Denver purchasing businesses within Ingersoll Rand’s Industrials segment; however, these discussions did not result in any agreements or transactions.

During the course of these periodic discussions, in the summer of 2018 Mr. Lamach suggested that he and Mr. Reynal meet in person. Over the course of the next few months, Messrs. Lamach and Reynal corresponded regarding the best time and place to meet. Ultimately, they decided to meet for dinner on December 13, 2018, at which time Mr. Lamach first broached the possibility of some type of business combination between Ingersoll Rand and Gardner Denver. Messrs. Lamach and Reynal agreed to schedule a meeting in January 2019 for the two companies to learn more about each other. Following the dinner, Mr. Reynal discussed with Mr. Stavros the details of the conversation and the plan for a subsequent meeting.

On December 21, 2018, Gardner Denver and Ingersoll Rand entered into a mutual confidentiality agreement with respect to a potential business combination. Thereafter, representatives of Ingersoll Rand and Gardner Denver set up a meeting to discuss further a potential business combination for late January 2019.

In early January, Neil Snyder, chief financial officer of Gardner Denver, and Mark Majocha, vice president, corporate development, of Ingersoll Rand, discussed plans for the meeting and an agenda. Prior to the meeting, Mr. Majocha sent Mr. Snyder an initial assessment prepared by Ingersoll Rand with respect to the potential synergies from a potential business combination and an agenda to review in advance of the meeting, both of which were shared with certain other members of Gardner Denver management and Mr. Stavros and Josh Weisenbeck, a member of the Gardner Denver board of directors. Mr. Snyder and Mr. Majocha continued to share thoughts on the materials for the meeting during this period.

Also, in mid-January, Mr. Stavros communicated with Mr. Lamach about beginning discussions regarding a potential transaction and also discussed with Mr. Lamach retaining financial advisors, confirming which firms each company intended to hire.

Shortly following this communication, Gardner Denver requested the assistance of Citigroup Global Markets Inc. (“Citi”), which had served as a lead underwriter in Gardner Denver’s initial public offering and recent secondary offerings and as a lender in various financing transactions for Gardner Denver, and thereafter Citi assisted members of Gardner Denver management in preparing for the meeting with Ingersoll Rand.

In late January, Ingersoll Rand was being advised by Goldman Sachs & Co. LLC (“Goldman Sachs”) and Lazard Frères & Co. LLC as financial advisors with respect to the proposed transaction.

On January 31, 2019, members of Gardner Denver management, including Messrs. Reynal and Snyder, met in person in St. Louis with members of Ingersoll Rand management, including Mr. Lamach, Sue Carter, chief financial officer of Ingersoll Rand, and Dave Regnery, executive vice president of Ingersoll Rand to discuss a potential business combination involving Gardner Denver and Ingersoll Rand. At the meeting, the parties provided an overview of their respective businesses, discussed potential cost and revenue synergies and exchanged views on the synergy estimates. In the several weeks following the meeting, Messrs. Reynal and Stavros discussed the possibility of a potential transaction informally with the other members of the Gardner Denver board of directors.

On February 8, 2019, Mr. Lamach called Mr. Reynal to confirm Ingersoll Rand’s continued interest and to discuss potential next steps.

In late February, Mr. Lamach called Mr. Stavros to make a formal proposal with respect to a potential business combination. Mr. Lamach noted that such proposal contemplated a combination of Gardner Denver with Ingersoll Rand’s Industrial segment through a “Reverse Morris Trust” transaction in which a tax-free spin-off of Ingersoll Rand’s Industrial segment to Ingersoll Rand shareholders would be followed by a merger of the Industrial segment with Gardner Denver resulting in the combined company being owned 50.1% by shareholders of Ingersoll Rand and 49.9% by stockholders of Gardner Denver. Mr. Lamach also proposed that Ingersoll Rand’s Industrial segment would be contributed with newly incurred net debt of approximately $2.7 billion, which debt would be used to fund a cash payment to Ingersoll Rand (or an affiliate thereof) prior to the spin-off, and that the Ingersoll Rand Industrial business be valued based on estimated 2019 EBITDA. In addition, Mr. Lamach proposed certain post-closing governance arrangements including that the combined company would assume the Ingersoll Rand name and would have its North American headquarters located at Ingersoll Rand’s current campus in Davidson, North Carolina. Mr. Stavros stated that Mr. Reynal would have to lead the combined company as CEO, and Mr. Stavros and Mr. Lamach discussed that the remaining management positions would be filled by individuals from Gardner Denver and Ingersoll Rand identified under a “best athlete” approach.

Following this call, Mr. Lamach and Ms. Carter called Mr. Reynal to inform him of the potential business combination proposal. In the course of the conversation, Mr. Lamach noted that the proposal contemplated Mr. Reynal serving as chief executive officer of the combined company.

On February 23, 2019, the Gardner Denver board of directors met telephonically with Mr. Snyder and Andrew Schiesl, general counsel of Gardner Denver, in attendance to discuss the possibility of a business combination between Gardner Denver and Ingersoll Rand’s Industrial segment. Messrs. Reynal and Stavros updated the Gardner Denver board of directors on the discussions that had occurred with Ingersoll Rand about a possible transaction. The Gardner Denver board of directors agreed to hold a subsequent meeting once Ingersoll Rand sent its formal proposal and approved the engagement of Citi as a financial advisor for the transaction.

On February 25, 2019, Mr. Lamach sent a letter to Mr. Reynal, which detailed Ingersoll Rand’s formal proposal with respect to the transaction as discussed in the prior calls with Mr. Stavros and Mr. Reynal.

On February 28, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of Citi in attendance to discuss Ingersoll Rand’s proposal and Gardner Denver’s response. At the meeting, Mr. Schiesl reviewed with the directors their fiduciary duties under Delaware law in connection with their consideration of the potential transaction. Representatives of Citi reviewed with the Gardner Denver board of directors the material terms of the Ingersoll Rand proposal, which had been provided to the Gardner Denver board of directors prior to the meeting, and the Gardner Denver board of directors and management discussed potential responses to the proposal. Representatives of Citi also reviewed with the Gardner Denver board of directors various financial metrics related to the potential transaction, including illustrative preliminary valuations, along with the potential synergies that may be achieved in the potential transaction and the potential to create value through the combination. The Gardner Denver board of directors then discussed potential responses to Ingersoll Rand’s proposal, including the message to be communicated with respect to the methodology to be used in determining valuation. After discussion with members of management and representatives of Citi, the Gardner Denver board of directors approved moving forward with exploration of the potential transaction and authorized Mr. Reynal to submit a response to Ingersoll Rand’s proposal. Additionally, the Audit Committee approved the engagement of Deloitte Touche Tohmatsu Limited (“Deloitte”) to conduct due diligence on the financial statements of Ingersoll Rand’s Industrial segment regarding quality of earnings and stand-alone costs allocated to the business.

Mr. Reynal called Mr. Lamach following the meeting and subsequently sent a letter to Mr. Lamach on March 1, 2019 to convey Gardner Denver’s response to Ingersoll Rand’s proposal that, among other things, specifically addressed Ingersoll Rand’s request that its Industrial business be valued based on estimated 2019 EBITDA. With respect to valuation, the letter proposed that the valuation of the Ingersoll Rand Industrial business should be based on actual 2018 EBITDA, adjusted for restructuring or any other customary non-recurring or one-time costs and any stand-alone company costs and that Gardner Denver’s valuation should be increased by the amount of free cash flow expected to be generated by Gardner Denver in 2019. The letter also suggested having Deloitte begin due diligence so that the parties could make progress on decisions with respect to relative valuations.

On March 5, 2019, the Gardner Denver board of directors held a regular meeting with Messrs. Snyder and Schiesl in attendance. At the meeting, the Gardner Denver board of directors received an update from Mr. Stavros and Mr. Reynal regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver. Mr. Reynal summarized his conversation with Mr. Lamach that occurred prior to Gardner Denver delivering its response, including that the views of the parties regarding valuation continued to be far apart. Over the following days, members of Gardner Denver and Ingersoll Rand management continued to discuss the valuation parameters set forth in the March 1 letter from Gardner Denver. During the course of such discussions, the views expressed by management of each company regarding valuation continued to diverge and ultimately, on March 9, 2019, Mr. Stavros informed Mr. Lamach that he did not believe the parties would be able to come to agreement on these terms and that discussions should be terminated and potentially revisited at a later date.

On March 12, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the discussions between representatives of Ingersoll Rand and Gardner Denver and was informed that the parties had not been able to come to agreement on key terms, including relative valuation. The Gardner Denver board of directors then discussed other potential strategic steps that Gardner Denver could consider taking.

The following week, Mr. Stavros called Mr. Lamach and told him that if the parties were going to explore a potential transaction, they should discuss it at this time because if they did not, Gardner Denver might pursue other strategic options that would make a transaction with Ingersoll Rand more difficult to pursue. Mr. Stavros further suggested that he thought there was a path forward on the valuation differences. Mr. Lamach called Mr. Stavros later that same day to suggest that Ingersoll Rand was willing to begin discussions again and suggested that Mr. Stavros work through potential terms with Mr. Majocha.

Over the next week, Mr. Stavros discussed with Mr. Majocha certain potential terms for a transaction, including how certain material liabilities of the business would be addressed. During these conversations, Mr. Stavros and Mr. Majocha also discussed the potential size of the proposed combined company board, with Mr. Stavros advocating for a board that would be larger than Gardner Denver’s current 11 person board and Mr. Majocha suggesting that Ingersoll Rand would prefer a much smaller board. Messrs. Stavros and Majocha also discussed the composition of the board of the combined company, including who would fill the chairman role. Following these discussions, Mr. Majocha spoke with Mr. Stavros to convey the terms of a revised proposal, which Mr. Majocha indicated would be reflected in a term sheet that he said he would subsequently send. During the same period of time, representatives of Ingersoll Rand reengaged with representatives of Gardner Denver and provided further information for Gardner Denver’s financial diligence on Ingersoll Rand’s Industrial segment.

On the morning of March 24, 2019, Mr. Majocha sent a draft term sheet to Mr. Stavros with Ingersoll Rand’s revised proposal, which Mr. Majocha noted was subject to the review of their board. The term sheet reflected a reduction in the amount of debt that would be contributed with the Ingersoll Rand Industrial business to $1.9 billion from Ingersoll Rand’s initial proposal of $2.7 billion and continued to contemplate that the combined company would be owned 50.1% by shareholders of Ingersoll Rand and 49.9% by stockholders of Gardner Denver at the closing of the transaction. The term sheet also set a target announcement date at the end of April 2019, which would occur concurrently with the announcement of Gardner Denver’s first quarter earnings, included terms with respect to the combined company’s headquarters and noted that Mr. Stavros would continue to be chairman of the combined company’s board and that Ingersoll Rand would be able to designate directors on the board of the combined company, with the size of the board and the number of designees to be determined.

Later on March 24, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl in attendance. At the meeting, the Gardner Denver board of directors received an update from Mr. Stavros regarding discussions with Ingersoll Rand since the last board meeting. Mr. Stavros provided a preliminary overview of the term sheet, a copy of which had been shared with the board prior to the meeting, to the other members of the Gardner Denver board of directors. After discussion of the proposal, including the changes to be proposed to Ingersoll Rand, the Gardner Denver board of directors agreed to hold a meeting later that week where the proposal and transaction could be reviewed in more detail with Gardner Denver’s advisors. Gardner Denver management discussed the potential for Citi to participate in the financing for the transaction, including to participate in the financing for the $1.9 billion payment to Ingersoll Rand. The Gardner Denver board of directors also agreed on the engagement of Baird as an additional financial advisor given the potential role of Citi in connection with providing financing for the proposed transaction and Baird’s knowledge of Gardner Denver from its role as a joint bookrunner in connection with Gardner Denver’s initial public offering and subsequent follow-on offerings. The Gardner Denver board of directors requested that Mr. Stavros and management discuss the terms of a possible engagement with Baird. Following the meeting, Mr. Stavros sent Mr. Majocha a revised term sheet clarifying certain terms with respect to the tax-free nature of the transaction, the assumed/retained liabilities and headquarters lease arrangements and noting that the number of directors to be selected by Ingersoll Rand to serve on the board of the combined company would be determined based on customary market terms.

On March 26, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of each of Citi, Baird and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), regular outside legal advisor to Gardner Denver, in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver. Representatives of Citi also reviewed with the Gardner Denver board of directors the terms of the proposal from Ingersoll Rand reflected in the March 24 term sheet, various financial metrics related to the potential transaction and the potential benefits of the transaction, including the potential synergies in the potential transaction. Mr. Schiesl then discussed with the Gardner Denver board of directors the workstreams necessary for execution of a transaction and a possible transaction timeline. Following this discussion, the Gardner Denver board of directors met in executive session with Mr. Schiesl and representatives of Simpson Thacher in attendance and continued their discussion of the potential benefits of the transaction and continuing to move forward with exploration of the transaction on the basis of the revised term sheet. Messrs. Stavros and Schiesl then reported on management’s proposal to involve KKR Capital Markets LLC (“KCM”), an affiliate of KKR Renaissance Aggregator L.P. (“KKR Renaissance Aggregator”), in the financing for the transaction, which would include participating in the financing for the $1.9 billion payment to Ingersoll Rand as well as in modifications to Gardner Denver’s existing credit facilities, and the potential benefits of KCM’s participation in such financing. It was noted that members of Gardner Denver management had contacted KCM to assist with advising on and arranging the financing and potentially participating as a lender and that KCM had assisted with Gardner Denver’s prior financings and was familiar with Gardner Denver as a participating lender in its current debt facilities. Representatives of Simpson Thacher then discussed certain procedural steps that were proposed to be set up in connection with the Gardner Denver board of directors’ review of the financing and KCM’s involvement therewith, including making KCM’s participation in the financing subject to the approval of the independent members of the Gardner Denver board of directors whom the Gardner Denver board of directors determined were not affiliated with KKR Renaissance Aggregator and its affiliates and who are not otherwise interested in the transaction (the “Gardner Denver unaffiliated directors”). After discussion, the Gardner Denver board of directors agreed that the Gardner Denver unaffiliated directors would select and retain separate independent counsel and separately meet to consider the financing matters. The Gardner Denver unaffiliated directors consisted of Elizabeth Centoni, William Donnelly, John Humphrey, Marc Jones, William Kassling and Nickolas Vande Steeg. The Gardner Denver board of directors also discussed having Baird provide advice to the Gardner Denver unaffiliated directors, at their election, on the financial terms of KCM’s involvement in the financing.

On March 29, 2019, representatives of Gardner Denver, Ingersoll Rand, Simpson Thacher and Paul, Weiss, Rifkind, Garrison & Wharton LLP (“Paul, Weiss”), legal advisor to Ingersoll Rand, along with other advisors to Gardner Denver and Ingersoll Rand, had calls to discuss transaction workstreams.

Over the next several weeks, representatives of Gardner Denver and representatives of Ingersoll Rand, including representatives of their respective legal and financial advisors, exchanged due diligence request lists, spoke by phone, and held in-person meetings on a number of occasions to allow Gardner Denver and Ingersoll Rand the opportunity to conduct operational, financial and legal due diligence.

On April 4, 2019, Mr. Schiesl and representatives of Simpson Thacher spoke with representatives of Potter Anderson & Corroon LLP (“Potter Anderson”), an established Delaware law firm, regarding a possible representation of the Gardner Denver unaffiliated directors with respect to KCM’s involvement in the financing transaction given the Delaware law considerations with respect to such involvement. Mr. Schiesl invited representatives of Potter Anderson to meet with the Gardner Denver unaffiliated directors in an executive session at the conclusion of the April 12, 2019 Gardner Denver board meeting.

Commencing in early April 2019, Gardner Denver and Ingersoll Rand began drafting and negotiating the financing commitments for the proposed transaction with various potential lenders, including Citi, KCM and Goldman Sachs.

On April 5, 2019, representatives of Simpson Thacher sent an initial draft of the Merger Agreement to representatives of Paul, Weiss, and on April 9, 2019, representatives of Paul, Weiss sent an initial draft of the separation and distribution agreement to representatives of Simpson Thacher. The initial draft of the Merger Agreement proposed that the size of the Gardner Denver board of directors be decreased from the existing board size of eleven to ten in connection with the proposed transaction.

Beginning on April 9, 2019, Gardner Denver provided Ingersoll Rand and its advisors with access to an online data room for purposes of conducting an operational, financial, legal and other due diligence review of Gardner Denver, and, beginning on April 10, 2019, Ingersoll Rand provided Gardner Denver and its advisors access to an on-line data room for purposes of conducting an operational, financial and legal review of the Ingersoll Rand Industrial business.

On April 9, 2019, representatives of Gardner Denver, including Messrs. Reynal, Snyder and Schiesl and Vikram Kini, and Ingersoll Rand, including Mr. Lamach, Ms. Carter, Maria Green, Evan Turtz and Messrs. Majocha and Regnery met in Charlotte to discuss the overall timeline of executing the transaction, overview of potential synergies and high-level integration principles.

On April 12, 2019, the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of Potter Anderson in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver with respect to the proposed transaction. The Gardner Denver board of directors then discussed the grant of equity in the combined company after closing to all employees of the combined company other than those already eligible under long term incentive plans similar to the equity grants that Gardner Denver had made after its initial public offering. The Gardner Denver board of directors offered its support to grant equity in the combined company. Mr. Schiesl updated the Gardner Denver board on the transaction workstreams and discussed their status. Following this discussion, the directors other than the Gardner Denver unaffiliated directors left the call, and the Gardner Denver unaffiliated directors met with a representative of Potter Anderson to discuss a possible engagement of Potter Anderson, the standards of independence of directors under Delaware law, the transaction and the process that the Gardner Denver unaffiliated directors would use to review KCM’s possible involvement in the financing, including advice to be rendered by Baird with respect to the terms of the proposed financing. During the course of the discussion, the representative of Potter Anderson discussed, among other things, the extent of work that his firm had done for investment funds affiliated with KKR and their portfolio companies in the past, which matters the Potter Anderson representative stated had concluded in 2017 and generated fees that were not material to Potter Anderson. The Gardner Denver unaffiliated directors determined that Potter Anderson’s prior representation of KKR and investment funds affiliated with KKR would not preclude Potter Anderson from rendering independent advice to the unaffiliated directors. The Gardner Denver unaffiliated directors subsequently engaged Potter Anderson and met with Potter Anderson to discuss the financing and other key transaction terms and issues relevant to them as set forth below. In addition, the Gardner Denver unaffiliated directors evaluated whether Baird should provide advice to the Gardner Denver unaffiliated directors on the financial terms of KCM’s involvement in the financing. The Gardner Denver unaffiliated directors agreed to have Baird advise them on the financial terms of KCM’s involvement in the proposed financing.

On April 14, 2019, representatives of Paul, Weiss sent a revised draft of the Merger Agreement to Simpson Thacher. The revised draft of the Merger Agreement proposed a termination fee of 3.5% of the fully diluted equity value of Gardner Denver which would be payable if the agreement was terminated under certain circumstances, and that if Gardner Denver stockholders did not vote in favor of the transaction Ingersoll Rand would be entitled to reimbursement of certain out-of-pocket expenses. The draft also removed a non-compete provision that would be binding on Ingersoll Rand following the closing and reduced the size of the board of the combined company to nine from the ten directors proposed in the prior draft and provided that the number of directors affiliated with KKR on the board of the combined company could not exceed the number that KKR Renaissance Aggregator would be entitled to designate under the existing Gardner Denver stockholders agreement with KKR Renaissance Aggregator following the closing of the transaction. Based on KKR Renaissance Aggregator’s ownership level at such time and before giving effect to the dilution that would result from the proposed transaction, the current stockholders agreement entitled it to designate four directors to the Gardner Denver board of directors.

On April 15, 2019, representatives of Simpson Thacher sent a revised draft of the Separation Agreement to Paul, Weiss. The revised draft addressed, among other things, the allocation of assets and liabilities and wrong pockets provisions (i.e. providing for the transfer of assets after closing to the proper party) and the sharing of costs in connection with the separation and transfer of the Ingersoll Rand Industrial business.

On April 17, 2019, representatives of Kirkland & Ellis LLP (“Kirkland”), counsel to KKR Renaissance Aggregator, contacted Paul, Weiss to discuss a potential amendment to the existing Gardner Denver stockholders agreement to increase the percentage of the total number of directors that KKR Renaissance Aggregator would be entitled to designate for nomination to the board of the combined company following the closing of the transaction from 10% to 15% to ensure that KKR Renaissance Aggregator would continue to have two designees to the Gardner Denver board of directors after giving effect to the transaction, given that the size of the Gardner Denver board of directors was being reduced from 11 to 10 members in connection with the transaction, which reduction (and any other change to the size of the Gardner Denver board of directors) required the approval of the KKR Renaissance Aggregator designee to the Gardner Denver board of directors pursuant to its stockholder agreement with Gardner Denver. The possibility of amending the stockholder agreement was subsequently discussed among the representatives of Kirkland, Simpson Thacher and Potter Anderson, and such representatives subsequently discussed this possibility with their respective clients.

On April 18, 2019, members of management of Gardner Denver and Ingersoll Rand, Messrs. Stavros and Weisenbeck and representatives of Paul, Weiss and Simpson Thacher had a call to discuss certain issues raised by the drafts of the Separation Agreement, Merger Agreement and transition services agreement including, among other things, the ability to add necessary transition services, the nature and value of tax assets to be transferred and post-closing governance arrangements. The parties also discussed the allocation methodology for assets and liabilities as well as the exclusion of certain types of liabilities relating to asbestos, underfunded pensions and other post-retirement liabilities and other known contingent liabilities. Over the course of the following day, representatives of Gardner Denver and Ingersoll Rand continued to exchange proposals on these matters.

On April 19, 2019, representatives of Simpson Thacher sent a revised draft of the Merger Agreement to Paul, Weiss. The draft proposed, among other things, that Gardner Denver would control the strategy for obtaining required approvals, increased the size of the post-closing board to ten directors and also added back provisions previously proposed by Gardner Denver restricting the ability of Ingersoll Rand to compete with the spun-off business after closing and the extent to which Ingersoll Rand would bear the cost of commitment fees in connection with the financing under certain circumstances.

From April 21 until the execution of the Merger Agreement and Separation Agreement on April 30, 2019, representatives of Paul, Weiss and Simpson Thacher exchanged drafts of the Merger Agreement, the Separation Agreement and other transaction documents and ancillary agreements and met in person with each other and certain members of management of Ingersoll Rand and Gardner Denver in New York City and telephonically to negotiate the remaining open issues in such agreements and transaction documents. Key terms discussed and resolved during this time period included the scope of the assumed and excluded liabilities, including employee related liabilities and liabilities related to litigation, working capital and debt adjustments and the minimum amount of cash to be left in the business after closing, ability to revise the restructuring plan, delivery of financial statements along with other issues including the amount of any termination fee payable by Gardner Denver if the Merger Agreement was terminated under certain circumstances and the amount of any expense reimbursement payable by Gardner Denver if the Merger Agreement was terminated because Gardner Denver’s stockholders fail to approve the Share Issuance and various issues under the ancillary agreements.

On April 22, 2019, representatives of Simpson Thacher also discussed with representatives of Paul, Weiss the possibility of KKR Renaissance Aggregator entering into a voting agreement to support the transaction in connection with the potential amendment to the existing Gardner Denver stockholders agreement.

On April 23, 2019, the Gardner Denver board of directors met in person in New York City for a regular board meeting with Messrs. Snyder and Schiesl and representatives of Baird, Citi, Simpson Thacher and Potter Anderson in attendance. At the meeting, the Gardner Denver board of directors received an update regarding the ongoing discussions between representatives of Ingersoll Rand and Gardner Denver. A representative of Simpson Thacher reviewed the Gardner Denver board of directors’ fiduciary duties and the process that had been set up to review the financing, including KCM’s potential involvement subject to the approval of the Gardner Denver unaffiliated directors. Representatives of Citi updated the Gardner Denver board of directors on the material terms of the transaction, reviewed various financial metrics related to the transaction and responded to questions from the Gardner Denver board of directors. A representative of Baird reviewed the terms of the proposed $1.9 billion financing for the transaction with the Gardner Denver board of directors and provided the Gardner Denver board of directors with a comparison of these terms with generally available terms in the market. Mr. Schiesl along with a representative of Simpson Thacher summarized the material terms of the transaction agreements and highlighted points that remained open in the negotiations as well as key liabilities that were expected to be assumed by Gardner Denver in the potential transaction. Next, Mr. Snyder discussed with the Gardner Denver board of directors the various ranges and categories of potential synergies that the combined company could obtain, as well as a range of one-time costs to achieve these synergies.

Following this discussion, the directors, members of management, and other advisors other than the Gardner Denver unaffiliated directors and a representative of Potter Anderson left the meeting, and the Gardner Denver unaffiliated directors initially met with the representative of Potter Anderson. Potter Anderson and the Gardner Denver unaffiliated directors discussed the independence and disinterestedness of each of the Gardner Denver unaffiliated directors, including Mr. Kassling’s service as a director of a portfolio company of investment funds affiliated with KKR. Mr. Kassling confirmed that his annual director fees from that service were not material to him from a financial perspective. The Gardner Denver unaffiliated directors unanimously agreed that each of them, including Mr. Kassling, was independent and disinterested with respect to the proposed financing transaction and proposed merger.

A representative of Baird then joined the meeting at the request of the Gardner Denver unaffiliated directors, and Potter Anderson, the representative of Baird, and the Gardner Denver unaffiliated directors discussed certain benefits to Gardner Denver arising from KCM’s involvement in structuring the financing with the other participants. Representatives of Potter Anderson and Baird, and the Gardner Denver unaffiliated directors also discussed the proposed terms of KCM’s involvement in the financing. The Baird representatives discussed the current state of the debt financing markets and various considerations regarding the proposed financing transaction with the Gardner Denver unaffiliated directors, and noted that the proposed terms of the proposed financing transaction appeared to be at or better than prevailing market conditions available at that time for Gardner Denver. Representatives of Potter Anderson then reviewed with the Gardner Denver unaffiliated directors the Gardner Denver Related Person Transaction Policy, and explained that the Gardner Denver unaffiliated directors would be asked to separately approve KCM’s participation in the financing pursuant to such policy. Following this discussion, representatives of Potter Anderson and the Gardner Denver unaffiliated directors discussed the likelihood that KKR Renaissance Aggregator would be asked to enter into a voting agreement to support the transaction and the possibility that KKR Renaissance Aggregator would condition its entry into such a voting agreement on amending the existing Gardner Denver stockholders agreement to permit KKR Renaissance Aggregator to continue to designate two members (instead of one member as the existing stockholders’ agreement would provide if the Gardner Denver board of directors were reduced to 10 members and KKR Renaissance Aggregator's equity ownership reduced below 20% in connection with the proposed transaction) to the combined company’s board of directors as long as KKR Renaissance Aggregator continues to hold between 5% and 20% of the outstanding shares of capital stock of the combined company. The Gardner Denver unaffiliated directors and representatives of Potter Anderson then discussed the potential benefits and detriments to Gardner Denver in the event the existing Gardner Denver stockholders agreement was so amended, including the benefits to the combined company of maintaining the right of KKR Renaissance Aggregator to continue to designate two members to the Gardner Denver board of directors. The Gardner Denver unaffiliated directors instructed Potter Anderson to negotiate with Kirkland regarding replacing the amendment to the existing Gardner Denver stockholders agreement with a covenant in the Merger Agreement specifying that the combined company board of directors include up to two directors nominated by KKR Renaissance Aggregator.

On April 25, 2019, following discussion between Kirkland and Paul, Weiss regarding the potential terms of a voting and support agreement, Kirkland, at Paul, Weiss’ request, shared with Paul, Weiss and Simpson Thacher a draft of such voting and support agreement pursuant to which KKR Renaissance Aggregator would agree, among other things, to vote its shares in favor of the Share Issuance. Kirkland then provided a draft stockholders agreement amendment to Simpson Thacher, which was shared with Potter Anderson so that the agreement could be reviewed by the Gardner Denver unaffiliated directors. Kirkland subsequently shared the draft agreement with Paul, Weiss at the request of Simpson Thacher. Over the course of the next several days following delivery of these drafts, Ingersoll Rand, the Gardner Denver unaffiliated directors and KKR Renaissance Aggregator, with the assistance of their respective counsels, negotiated the terms of these arrangements. At this point in the negotiations, KKR Renaissance Aggregator had proposed that under the amended stockholders agreement, (i) KKR Renaissance Aggregator would have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least 14% (rather than the original proposal of 15%) of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 5% or more of the outstanding shares of Gardner Denver common stock, resulting in KKR Renaissance Aggregator being able to maintain its current right to designate two directors (assuming a ten-person board of the combined company), (ii) KKR Renaissance Aggregator would no longer have the right to nominate more than 14% of the total number of directors at increased ownership levels (including in the event KKR Renaissance Aggregator increased its ownership level subsequent to the closing) and (iii) KKR Renaissance Aggregator’s designees would no longer have certain special approval rights it currently had under the existing stockholders agreement, including with respect to the ability of Gardner Denver to enter into certain strategic transactions, incur additional indebtedness and the hiring and/or firing of the Company’s Chief Executive Officer. Additionally, Paul, Weiss requested certain representations regarding equity ownership of Ingersoll Rand and agreed to certain covenants with respect to acquisitions of Gardner Denver common stock until the second anniversary of the effective time of the merger to address the tax covenants required under the tax matters agreement. On April 26, 2019, representatives of Kirkland also conveyed to representatives of Simpson Thacher and Potter Anderson its belief that KKR Renaissance Aggregator’s agreement to enter into a voting and support agreement and the concessions set forth in the draft amendment to the stockholders agreement described above constituted meaningful consideration for the proposed amendment. Representatives of Kirkland and Potter Anderson also discussed the applicable thresholds at which KKR Renaissance Aggregator would be entitled to designate directors to the combined company board, as set forth in the draft amendment to the stockholders agreement, during which representatives of Kirkland indicated that there may be room for further changes. For further information on the stockholders agreement amendment, see “Certain Relationships and Related Party Transactions.”

Over the course of April 27 and 28, 2019, the Gardner Denver unaffiliated directors met with representatives of Potter Anderson. During those meetings, Potter Anderson and the Gardner Denver unaffiliated directors discussed the proposed financing transaction, reviewed the terms of the relevant financing agreements and discussed KKR Renaissance Aggregator’s request for an amendment to the existing Gardner Denver stockholders agreement. It was noted that the proposal to include a covenant in the Merger Agreement regarding the number of KKR representatives on the combined company board in lieu of amending the stockholders agreement as proposed by KKR Renaissance Aggregator had not been agreed to by Kirkland or KKR Renaissance Aggregator because including such covenant in the Merger Agreement would not provide KKR Renaissance Aggregator a contractual right to continue to designate members to the combined company board (subject to the agreed ownership thresholds). Representatives of Potter Anderson summarized discussions with representatives of Simpson Thacher and Kirkland regarding the proposed amendment, including that representatives of Kirkland informed representatives of Potter Anderson that KKR Renaissance Aggregator had requested the amendment in consideration for KKR Renaissance Aggregator (i) agreeing to enter into the voting agreement requested by Ingersoll Rand, which voting agreement also included a lock-up restriction on KKR Renaissance Aggregator’s ability to transfer its equity interests in Gardner Denver, (ii) making certain representations on behalf of itself and its affiliates in connection with certain tax matters relevant to the proposed merger and agreeing to a two-year standstill pursuant to which KKR Renaissance Aggregator and its affiliates would agree not to purchase additional shares of capital stock of the combined company, and (iii) agreeing to forego certain consent rights set forth in the existing Gardner Denver stockholders agreement, and that KKR Renaissance Aggregator believed that such concessions constitute meaningful consideration for the proposed amendment to the stockholders agreement. Representatives of Potter Anderson also relayed a summary of discussions with representatives of Kirkland regarding the thresholds at which KKR Renaissance Aggregator would be entitled to designate one or two directors to the combined company’s board of directors. Following this discussion, the Gardner Denver unaffiliated directors instructed Potter Anderson to revise the proposed amendment to the existing Gardner Denver stockholders agreement to provide that KKR Renaissance Aggregator may only designate one director

(10% of the combined company’s board of directors instead of 14%) if its and its affiliates’ ownership in the combined company drops below 10% (with (i) KKR Renaissance Aggregator still entitled to designate two directors (14% of the combined company’s board) if its and its affiliates’ ownership in the combined company remained at or above 10% (in each case, assuming a 10-person board)), and (ii) there still being a reduction to zero when KKR Renaissance Aggregator’s and its affiliates’ ownership in the combined company dropped below 5%). The Gardner Denver unaffiliated directors next discussed and agreed that KCM’s participation in the financing and KKR Renaissance Aggregator’s representation on the combined company board were advisable and in the best interests of Gardner Denver and its stockholders under the circumstances, including the concessions made by KKR Renaissance Aggregator in connection with the proposed amendment to the Gardner Denver stockholders agreement.

Over the course of April 27, 28 and 29, 2019, representatives of Ingersoll Rand, Gardner Denver, Citi, Goldman Sachs, Paul, Weiss and Simpson Thacher met in person in New York City and telephonically to discuss key open issues in the Merger Agreement, the Separation Agreement and other transaction documents. During those negotiations and based on the revised proposed amended stockholders agreement provided at the direction of the Gardner Denver unaffiliated directors, KKR Renaissance Aggregator agreed to such revised proposed amended stockholders agreement that provided that KKR Renaissance Aggregator would have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock.

During the afternoon on April 29, 2019, the Gardner Denver board of directors and the audit committee of the Gardner Denver board of directors met telephonically with Messrs. Snyder and Schiesl and representatives of Baird, Citi, Potter Anderson and Simpson Thacher in attendance. At the meeting, representatives of Citi provided an update on the material terms of the transaction. Following this update, a representative of Baird disclosed to the Gardner Denver board of directors the work it had done for certain portfolio companies of investment funds affiliated with KKR over the prior two years. A representative of Baird then reviewed Baird’s financial analysis of the Exchange Ratio. After discussion, representatives of Baird delivered to the Gardner Denver board of directors its oral opinion, subsequently confirmed by delivery of its written opinion, to the effect that, as of April 29, 2019, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to Gardner Denver. A representative of Baird then reviewed for the Gardner Denver board of directors the various assumptions made by Baird in connection with the rendering of its opinion. The opinion of Baird is more fully described in the section entitled “—Opinion of Gardner Denver’s Financial Advisor.” Representatives of Simpson Thacher along with Mr. Schiesl reviewed the key terms of the principal transaction agreements and updated the Gardner Denver board of directors on the changes in such agreements since the discussion at the prior meeting. Following discussion, the Audit Committee of the Gardner Denver board of directors unanimously approved (including for purposes of the Gardner Denver Related Person Transaction Policy) the participation of KCM in the financing of the spin-off and the form, terms, and provisions of the commitment letters and financing documentation and the voting agreement and the stockholders agreement amendment. The Gardner Denver unaffiliated directors then unanimously approved the participation of KCM in the financing of the spin-off (which participation at the time of signing included a commitment to provide financing between $900 million and $1 billion and potential fees to KCM between $10 million and $15 million and, following syndication of such commitment, currently includes a commitment to provide financing between $400 million and $425 million in connection with the transaction and which is estimated to generate fees for KCM between $5 million and $10 million), the entry into the voting agreement, and the stockholders agreement amendment, including, without limitation, for purposes of the Gardner Denver Related Person Transaction Policy, and recommended to the full Gardner Denver board of directors the approval of the commitment letters and financing documentation, the voting agreement and the stockholders agreement amendment. The Gardner Denver board of directors then approved the commitment letters and financing documentation, the voting agreement and the stockholders agreement amendment with Messrs. Stavros and Weisenbeck, Michael Marn, a member of the Gardner Denver board of directors and a senior advisor to KKR, and Brandon Brahm, a member of the Gardner Denver board of directors and an executive of KKR, abstaining. The Gardner Denver board of directors then unanimously approved and declared advisable the Merger Agreement, the Employee Matters Agreement, the Tax

Matters Agreement and the other transactions contemplated by the Merger Agreement, the employee matters agreement and the tax matters agreement and recommended that the Gardner Denver stockholders approve the Share Issuance. For further information concerning the factors considered by the Gardner Denver board of directors in reaching its decision to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the Share Issuance, see “—Gardner Denver’s Reasons for the Merger; Recommendation of Gardner Denver’s Board of Directors.” Following the Gardner Denver board of directors’ approval, Mr. Schiesl described the communications plan for the announcement of the transaction.

Following the board meeting, representatives of Gardner Denver, Ingersoll Rand and their respective advisors finalized the remaining open issues and executed the various agreements.

Following the execution of the Merger Agreement and the Separation Agreement, on the morning of April 30, 2019, before the opening of trading on the NYSE, Gardner Denver and Ingersoll Rand issued a joint press release announcing the transaction.

Gardner Denver’s Reasons for the Merger; Recommendation of Gardner Denver’s Board of Directors

Gardner Denver’s board of directors has unanimously approved the Merger Agreement and the consummation of the transactions contemplated thereby and determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the issuance of Gardner Denver common stock in the merger, are advisable, fair to and in the best interests of Gardner Denver and its stockholders. Gardner Denver’s board of directors unanimously recommends that stockholders vote FOR the proposals to issue Gardner Denver common stock in the merger, to amend the Gardner Denver equity plan to increase the authorized number of shares for issuance and to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies, if necessary.

In reaching its decision to approve the Merger Agreement and the consummation of the transactions contemplated thereby, the Gardner Denver board of directors consulted with, and received the guidance of, Gardner Denver management and its outside financial and legal advisors and carefully considered a variety of factors, including the following:

•	The potential strategic benefits and opportunities that the Gardner Denver board of directors believed are likely to result from the merger, including the following:
•	the expectation that the merger will generate anticipated annual cost synergies of approximately $250 million and substantial revenue growth opportunities for the combined company with all actions needed to achieve such synergies and opportunities expected to be substantially completed by the end of year three following the close of the merger;
•	the potential for the merger to enhance scale of Gardner Denver’s business while diversifying the end markets served by Gardner Denver and reducing the percentage of revenue driven by upstream energy activity;
•	the opportunity to strengthen Gardner Denver’s geographic footprint with an increased presence in North America and the Asia Pacific region;
•	the benefit from Gardner Denver’s increased exposure as a percentage of revenue to higher growth developing markets;
•	the expectation that Gardner Denver’s operating capabilities can enhance the margins of the Ingersoll Rand Industrial business within the combined company;
•	the expectation that the complementary product portfolios of Gardner Denver and Ingersoll Rand Industrial business will expand Gardner Denver’s capability to offer a complete set of solutions to customers;
•	the potential to realize an integrated compressor blower and vacuum platform with the ability to leverage technology and go-to-market distribution channels across complementary end-markets and geographies;
•	the potential to create a scaled fluid management platform with over $1 billion in expected sales from the combination of Gardner Denver Medical, Ingersoll Rand ARO and Precision Flow Systems;

•	the potential for the increased business scale of the combined company to allow it to invest in new technologies and increase innovation;
•	the support of KKR Renaissance Aggregator, and its willingness to enter into a voting agreement to vote in favor of the Share Issuance;
•	the expectation that, following the merger, the public float of the combined company’s common stock would be increased;
•	the fact that, immediately following the merger, the board of directors of the combined company will consist of seven Gardner Denver directors selected by the Gardner Denver board of directors and three directors selected by Ingersoll Rand and the current chairman of the Gardner Denver board of directors will continue to serve as chairman of the board of directors of the combined company;
•	the fact that, immediately following the merger, the current chief executive officer of Gardner Denver will remain in his current position and continue to lead the combined company along with other current executives of Gardner Denver and additional executive management talent added from the Ingersoll Rand Industrial Business;
•	the fact that Gardner Denver stockholders as of immediately prior to the completion of the merger are expected to own approximately 49.9% of the issued and outstanding shares of common stock of the combined company, on a fully diluted basis, immediately following the completion of the merger, and will have the opportunity to share in the future growth and expected synergies of the combined company while retaining the flexibility of selling all or a portion of those shares;
•	information concerning the business, assets, liabilities, financial performance and results of operations, and condition and prospects of Gardner Denver and the Ingersoll Rand Industrial Business;
•	the structure of the merger as a tax-free reorganization for federal income tax purposes;
•	the terms of the Merger Agreement, including the merger consideration, were the result of extensive arms’-length negotiations between representatives of Gardner Denver and Ingersoll Rand;
•	the financial presentation and oral opinion, rendered on April 29, 2019, of Baird to the Gardner Denver board of directors as to the fairness, from a financial point of view and as of such date, to Gardner Denver of the exchange ratio in the merger pursuant to the Merger Agreement, based upon and subject to the qualifications, limitations, assumptions and other matters described in its written opinion as more fully described below in the section entitled “—Opinion of Baird;” and
•	the Merger Agreement permits the Gardner Denver board of directors to withdraw or modify its recommendation to the Gardner Denver stockholders to approve the Share Issuance and/or to terminate the Merger Agreement in certain circumstances and subject to the payment of a termination fee.

The Gardner Denver board of directors also considered a variety of risks and other countervailing factors in its deliberations concerning the merger and related transactions, including:

•	the dilution of the ownership interest of Gardner Denver’s current stockholders that would result from the Share Issuance and that Gardner Denver’s current stockholders, as a group, would control less than a majority of Gardner Denver’s outstanding common stock after consummation of the Transactions;
•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the Ingersoll Rand Industrial Business with Gardner Denver’s current operations and their management teams, strategies and organizations;
•	the possibility of management and employee disruption associated with the merger and integrating the operations of the companies, including the risk that, despite Gardner Denver’s intention to retain such personnel, key management of the Ingersoll Rand Industrial Business might not be employed with Gardner Denver after the merger;
•	the risk that the merger and integration may divert management attention and resources away from other strategic opportunities and from operational matters;

•	the risk that the increased revenues, earnings, efficiencies, cost synergies and other benefits expected to result from the Transactions would fail to materialize in whole or in part;
•	the fact that, in order to preserve the tax-free treatment of the merger and related transactions, the combined company would be required to abide by certain restrictions that could limit its ability to engage in certain future business transactions that might be advantageous;
•	the risk that the necessary regulatory approvals and clearances to complete the merger are not received or that governmental authorities could attempt to condition their approval of the merger or that regulatory approvals may be delayed;
•	the risks associated with the Ingersoll Rand Industrial Business’ current, past and future operations;
•	the need for Gardner Denver and Ingersoll Rand Industrial to incur substantial indebtedness in connection with the Transactions;
•	the significant, one-time costs expected to be incurred in connection with the Transactions, including the transaction expense arising from the merger and costs of integrating Gardner Denver and the Ingersoll Rand Industrial business and realizing synergies;
•	the potential impact of the restrictions under the Merger Agreement on Gardner Denver’s ability to take certain actions during the period between execution of the Merger Agreement and the consummation of the Transactions, generally requiring Gardner Denver to conduct business only in the ordinary course or, if not in the ordinary course, to first seek and obtain Ingersoll Rand’s consent (which could delay or prevent Gardner Denver from undertaking business opportunities that may arise pending completion of the Transactions);
•	the fact that certain provisions of the Merger Agreement may dissuade third parties from seeking to acquire Gardner Denver or otherwise increase the cost of any potential acquisition;
•	Gardner Denver’s obligation to pay a termination fee of $176 million to Ingersoll Rand and reimburse up to $35 million of Ingersoll Rand’s expenses if the Merger Agreement is terminated under certain circumstances; for more information see “The Merger Agreement—Termination Fees and Expenses Payable in Certain Circumstances” beginning on page 109;
•	the operations of the business of Ingersoll Rand Industrial will be dependent in part on the provision of transition services by Ingersoll Rand for a period of time after the consummation of the Transactions;
•	the possibility that the Transactions may not be consummated and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Gardner Denver’s reputation if the Transactions are not completed;
•	the fact that the exchange ratio will not adjust to compensate for any increase in the trading price of Gardner Denver common stock prior to the consummation of the merger; and
•	other matters described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors discussed by the Gardner Denver board of directors is not meant to be exhaustive and is not provided in any specific order or ranking. The Gardner Denver board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the merger are fair to, and in the best interests of, Gardner Denver and its stockholders, and individual directors may have held varied views of the relative importance of the factors considered and given different weights or values to different factors. Rather, the Gardner Denver board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it, including discussions with Gardner Denver’s management and outside financial and legal advisors. As a result of its consideration of the foregoing and other relevant considerations, the Gardner Denver board of directors determined that the Merger Agreement, including the issuance of Gardner Denver common stock in the merger, are fair to and in the best interests of Gardner Denver and its stockholders and that it was advisable for Gardner Denver to enter into the Merger Agreement.

The explanation and reasoning of the Gardner Denver board of directors and all other information presented in this section is forward-looking in nature, and therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49.

Accordingly, Gardner Denver’s board of directors unanimously recommends that its stockholders vote FOR the proposals to issue Gardner Denver common stock in the merger, to amend the Gardner Denver equity plan to increase the authorized number of shares for issuance and to approve adjournments or postponements of the special meeting for the purpose of soliciting additional proxies, if necessary.

Certain Financial Forecasts

As a matter of course, neither Gardner Denver nor Ingersoll Rand make public any long-term projections as to the future performance, earnings or other results, of Gardner Denver or Ingersoll Rand (or Ingersoll Rand Industrial) respectively, beyond the current fiscal year, given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its consideration of the potential combination of Gardner Denver and Ingersoll Rand Industrial, Gardner Denver management prepared and provided to the Gardner Denver board of directors certain non-public financial projections with respect to Gardner Denver’s business, as a stand-alone company, for the years ending December 31, 2019 through December 31, 2023 (the “Gardner Denver Financial Projections”). In addition, Ingersoll Rand management prepared and provided to the Gardner Denver board of directors certain non-public financial projections with respect to the Ingersoll Rand Industrial Business for the years ending December 31, 2019 through December 31, 2023, which financial projections were derived from Ingersoll Rand’s long-range planning process, and which in April 2019 were provided to the Gardner Denver board of directors as part of Gardner Denver’s due diligence review of the Ingersoll Rand Industrial Business (the “Ingersoll Rand Industrial Financial Projections” and, together with the Gardner Denver Financial Projections, the “Financial Projections”). The Financial Projections were also provided to Gardner Denver’s financial advisor, Baird, in connection with the preparation of its opinion.

The Financial Projections are included in this proxy statement/prospectus-information statement solely to give Gardner Denver stockholders and Ingersoll Rand shareholders access to information that was made available in connection with, and material to, the Gardner Denver board of directors’ consideration of the Transactions, and are not included in this proxy statement/prospectus-information statement to influence any Gardner Denver stockholder to make any investment or voting decision with respect to the Transactions or for any other purpose. In particular, the Financial Projections should not be viewed as public guidance.

The Financial Projections were prepared by, and are the responsibility of, Gardner Denver management (as it relates to the Gardner Denver Financial Projections) and Ingersoll Rand management (as it relates to the Ingersoll Rand Financial Projections) and were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the independent registered public accounting firms of Gardner Denver, Ingersoll Rand or the Ingersoll Rand Industrial Business nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any agreed-upon procedures with respect to the Financial Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Financial Projections described below. The reports of independent registered public accounting firms included in this document relate to the historical financial statements of Gardner Denver and the Ingersoll Rand Industrial Business. They do not extend to the Financial Projections and should not be read to do so.

Although the Financial Projections were prepared with numerical specificity, they are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years and such information by its nature becomes less predictive with each successive quarter and year. Stockholders are urged to read the section of this proxy statement/prospectus-information statement entitled “Cautionary Statement on Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Stockholders also should review the factors described in the section of this proxy statement/prospectus-information statement entitled “Risk Factors” and those risk factors incorporated in this proxy statement/prospectus-information statement by reference from Item 1A of Gardner Denver’s annual report on Form 10-K for the fiscal year ended December 31, 2018. The Financial Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Financial Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Gardner Denver stockholders and Ingersoll Rand shareholders are urged to review the description of the reported and anticipated results of operations and financial condition and capital resources, including Gardner Denver’s and Ingersoll Rand Industrial’s historical financial statements.

Gardner Denver does not intend to, and, except to the extent required by applicable law expressly disclaims any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error or any of the Financial Projections otherwise would not be realized.

Certain of the financial information contained in the Financial Projections, including Adjusted EBITDA and Unlevered Free Cash Flow, are considered non-GAAP financial measures. Gardner Denver and Ingersoll Rand management provided this information because Gardner Denver and Ingersoll Rand management believed it could be useful in evaluating Gardner Denver’s business and the Ingersoll Rand Industrial Business, respectively. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Gardner Denver and Ingersoll Rand may not be comparable to similarly titled amounts used by other companies.

For the foregoing reasons, the inclusion of the Financial Projections in this proxy statement/prospectus-information statement should not be regarded as an indication that Gardner Denver or Ingersoll Rand or their respective affiliates or representatives considered or consider the Financial Projections to be necessarily predictive of actual future events, and the Financial Projections should not be relied upon as such. The Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Gardner Denver’s business contained elsewhere in this proxy statement/prospectus-information statement. In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance on these projections and urged to review Gardner Denver’s and Ingersoll Rand Industrial’s historical financial statements for a description of their reported financial results.

Gardner Denver Financial Projections

The Gardner Denver Financial Projections were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to Gardner Denver’s business, respectively, including its results of operations and financial conditions, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Gardner Denver’s control and may not be realized. The Gardner Denver Financial Projections do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the merger or the other Transactions to occur; are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Gardner Denver Financial Projections; and are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Gardner Denver Financial Projections will be achieved. Certain of the key assumptions made by Gardner Denver’s management in connection with the preparation of the unaudited prospective financial information set forth in this section include, without limitation: (a) an annual revenue growth rate of approximately 2.9% from 2018 through 2023, (b) changes in global and regional GDP, industrial production index and the production and transportation of hydrocarbon in each case reasonably consistent with current levels of growth, (c) modest growth trends in modernizing and expanding healthcare systems and solutions through 2023, (d) oil and natural gas prices, the level and intensity of hydraulic fracturing activity, global land rig count and drilled but uncompleted wells in each case declining in 2019 with modest growth thereafter and (e) a modest improvement in pricing partially offset by cost inflation in cost of sales, general and administrative expense, and other operating expenses.

Gardner Denver management believes that the assumptions used as a basis for the Gardner Denver Financial Projections were reasonable based on the information available to Gardner Denver management at the time prepared. However, the Gardner Denver Financial Projections are not a guarantee of future actual performance. The future financial results of Gardner Denver’s business may differ materially from those expressed in the Gardner Denver Financial Projections due to factors that are beyond Gardner Denver’s ability to control or predict.

The Gardner Denver Financial Projections were provided to the Gardner Denver board of directors and Gardner Denver’s financial advisor, Baird, and to Ingersoll Rand. The following table presents a summary of the Gardner Denver Financial Projections for the calendar years ending December 31, 2019 through December 31, 2023.

	Forecast Year Ended December 31,
(USD in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$2,715	2,840	2,934	3,019	3,111
Adjusted EBITDA(1)	$690	736	763	787	814
Unlevered Free Cash Flow(2)	$539	547	568	589	608
(1)	Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Gardner Denver believes that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that Gardner Denver does not expect to continue at the same level in the future.
(2)	Unlevered Free Cash Flow represents Adjusted EBITDA less tax and capital expenditures, plus or minus changes in net working capital.

Ingersoll Rand Financial Projections

The Ingersoll Rand Financial Projections were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to the Ingersoll Rand Industrial Business, including its results of operations and financial conditions, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, many of which are beyond Ingersoll Rand’s control and may not be realized. In particular, projected revenue growth for the Ingersoll Rand Industrial Business was based on the following assumptions: (i) annual price increases in the Ingersoll Rand Industrial Business’ products and services offsetting inflation, with material increases in both driven by rising commodity prices and labor costs tied to Mercer Index Rates and other third-party sources globally; (ii) increase in market share of new products driven by improved efficiency performance and adjacent market opportunities; and (iii) recurring revenue growth in aftermarket services through service expansion initiatives to service more of the Ingersoll Rand Industrial Business’ installed base. Projected EBITDA growth was based on the following assumptions: (i) annual price and margin increases driven by new product launches; (ii) rationalization of the Ingersoll Rand Industrial Business’ manufacturing footprint; (iii) decrease in general and administrative expenses as a percentage of revenue through volume growth and back-office productivity initiatives; and (iv) recurring revenue growth through the expansion of the Ingersoll Rand Industrial Business’ services globally at attractive margins. In addition, for purposes of the Ingersoll Rand Financial Projections, Ingersoll Rand took into consideration certain key market indices and other publicly available information, including Industrial Production Index, various Global Municipal Water Market reports, and WTI crude oil prices. All of these items are inherently difficult to estimate or accurately forecast, including due to various assumptions about the price of raw materials, the timing of the delivery of customer orders, fluctuating exchange rates and interest rates. In addition, the Ingersoll Rand Financial Projections do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, or the effect of any failure of the merger or the other Transactions to occur. Moreover, the Ingersoll Rand Financial Projections are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Ingersoll Rand Financial Projections, and are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the Ingersoll Rand Financial Projections will be achieved.

Ingersoll Rand management believes that the assumptions used as a basis for the Ingersoll Rand Industrial Financial Projections were reasonable based on the information available to Ingersoll Rand management at the time prepared. However, the Ingersoll Rand Industrial Financial Projections are not a guarantee of future actual performance. The future financial results of the Ingersoll Rand Industrial Business may differ materially from those expressed in the Ingersoll Rand Financial Projections due to factors that are beyond Ingersoll Rand’s ability to control or predict.

The Ingersoll Rand Financial Projections were provided to the Gardner Denver board of directors and Gardner Denver’s financial advisor, Baird. The following table presents a summary of the key Ingersoll Rand Financial Projections for the calendar years ending December 31, 2019 through December 31, 2023. At the time the Ingersoll Rand Financial Projections were prepared, Ingersoll Rand had not yet completed the acquisition of Precision Flow Systems. Accordingly, in addition to including the expected results of the acquired company, the Ingersoll Rand Financial Projections assume (i) certain revenue and cost synergies (net of integration expenses), (ii) certain amortization expenses for intangible assets and (iii) certain inventory write-up costs, in each case in connection with the acquisition of Precision Flow Systems.

	Forecast Year Ended December 31,
(USD in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$3,886	$4,153	$4,433	$4,522	$4,612
Adjusted EBITDA(1)	$717	$859	$969	$989	$1,008
(1)	Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. Ingersoll Rand believes that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that Ingersoll Rand does not expect to continue at the same level in the future.

Gardner Denver Adjustments to Ingersoll Rand Financial Projections

For purposes of Baird’s financial analysis of the exchange ratio provided for in the merger pursuant to the Merger Agreement, which was reviewed with Gardner Denver’s board of directors, Gardner Denver management calculated Adjusted EBITDA of the Ingersoll Rand Industrial Business by including certain asbestos legal costs and headquarters costs that were not included in the calculation of Adjusted EBITDA described above. The inclusion of these costs resulted in projected Adjusted EBITDA of $713 million for 2019, $855 million for 2020, $964 million for 2021, $983 million for 2022 and $1,003 million for 2023.

Opinion of Baird

The Gardner Denver board of directors retained Baird in connection with the merger and to render an opinion as to the fairness, from a financial point of view, to Gardner Denver of the exchange ratio provided for in the merger pursuant to the Merger Agreement.

On April 29, 2019, Baird delivered its oral opinion (which opinion was subsequently confirmed in writing as of the same date) as to whether, as of the date of its opinion and based upon and subject to the assumptions, procedures, matters and limitations set forth therein, Baird was of the opinion that the exchange ratio provided for in the merger pursuant to the Merger Agreement was fair, from a financial point of view, to Gardner Denver.

The full text of Baird’s written opinion, dated April 29, 2019 which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Baird in rendering its opinion, is attached as Exhibit C to this proxy statement/prospectus-information statement and is incorporated herein by reference. Baird’s opinion is limited only to the fairness, as of the date of the opinion and from a financial point of view, to Gardner Denver of the exchange ratio and does not constitute a recommendation to any stockholder as to how any stockholder should act or vote with respect to the merger. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of its opinion attached as an exhibit to this proxy statement. Gardner Denver stockholders are urged to read the opinion carefully in its entirety.

In conducting its financial analyses and in arriving at its opinion, Baird reviewed information and took into account financial and economic factors, investment banking procedures and considerations as Baird deemed relevant under the circumstances. In connection therewith, and subject to the various assumptions, qualifications and limitations set forth therein, Baird, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts concerning the business and operations of Gardner Denver (on a stand-alone basis), as furnished to Baird, and prepared and certified, by Gardner Denver’s management for purposes of Baird’s analysis, and the Ingersoll Rand Industrial Business, as prepared by management of Ingersoll Rand and furnished to Baird and certified by management of Gardner Denver for purposes of Baird’s analysis (together, the “Forecasts”) and financial forecasts concerning the business and operations of Gardner Denver (on a pro forma basis for the merger) including the contemplated strategic, operating and cost benefits and/or synergies as well as related costs associated with the merger (the “Expected Synergies”), as furnished to Baird, and prepared and certified, by Gardner Denver’s management for purposes of Baird’s analysis, (B) financial statements of Gardner Denver for the fiscal years ended December 31, 2018 and 2017, and (C) financial statements of the Industrial segment of Ingersoll Rand for the fiscal years ended December 31, 2018 and 2017; (ii) reviewed certain publicly available information, including, but not limited to, Gardner Denver’s and Ingersoll Rand’s recent filings with the SEC and equity analyst research reports covering Gardner Denver prepared by various investment banking and research firms, including Baird; (iii) reviewed the principal financial terms of (A) the draft dated April 29, 2019 of the Merger Agreement and (B) the draft dated April 29, 2019 of the Separation Agreement, each in the form then-expected to be presented to the Gardner Denver board of directors as they related to Baird’s analysis; (iv) compared the financial position and operating results of Gardner Denver and the Ingersoll Rand Industrial Business with those of certain other companies Baird deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of Gardner Denver common stock with those of certain other publicly traded companies Baird deemed relevant; (vi) reviewed the reported implied enterprise values of certain other transactions Baird deemed relevant; (vii) reviewed Gardner Denver’s certificate regarding information, financial statements and projections addressed to Baird; (viii) reviewed certain potential pro forma financial effects of the merger, reflected in the Expected Synergies furnished to Baird, and prepared, by Gardner Denver’s management; (ix) compared the relative contributions of Gardner Denver and the Ingersoll Rand Industrial Business to certain financial statistics of the combined company on a pro forma basis; and (x) considered the present values of the forecasted cash flows of Gardner Denver, the Ingersoll Rand Industrial Business and the combined company (on a pro forma basis). Baird held discussions with members of Gardner Denver’s senior management concerning the historical and current financial condition and operating results of each of Gardner Denver and the Ingersoll Rand Industrial Business, as well as the future prospects of Gardner Denver and the Ingersoll Rand Industrial Business, respectively. Baird was not engaged or requested to, and Baird did not, solicit third party indications of interest in acquiring all or any part of Gardner Denver. Baird was not engaged or requested to, and Baird did not, provide any advice concerning the structure of the merger, the specific amount of the exchange ratio, or any other aspects of the merger, and Baird was not involved in assisting the Ingersoll Rand Industrial Business in obtaining any financing for the Ingersoll Rand Industrial Payment. Baird also considered other information, financial studies, analyses, investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion. Baird was advised by Gardner Denver that there were no audited financial statements for the Ingersoll Rand Industrial Business and, accordingly, Baird relied upon and assumed, without independent verification, that there would be no information contained in any audited financial statements, if available, not otherwise discussed with or reviewed by Baird that would have been material to its opinion or its financial analyses underlying its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to Baird by or on behalf of Gardner Denver, the Ingersoll Rand Industrial Business or Ingersoll Rand. Baird did not independently verify any publicly available information or information supplied to it by or on behalf of Gardner Denver, the Ingersoll Rand Industrial Business or Ingersoll Rand. Baird was not engaged to independently verify, did not assume any responsibility to verify, assumed no liability for, and expressed no opinion on, any of this information, and Baird assumed and relied upon, without independent verification, that Gardner Denver was not aware of any information that might be material to Baird’s opinion that had not been provided to Baird. Baird assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Gardner Denver and the Ingersoll Rand Industrial Business were as set forth in their respective most recent financial statements provided to Baird, and there was no information or facts that would make any of the information reviewed by Baird incomplete or misleading; (ii) the financial statements of Gardner Denver and the Ingersoll Rand Industrial Business provided to Baird presented fairly the results of operations, cash flows and financial condition of Gardner Denver and the Ingersoll Rand Industrial Business, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the audited financial statements for the Ingersoll Rand Industrial Business contemplated to be delivered to Gardner Denver following the date of Baird’s opinion would not reflect any change, information or facts that would be material to Baird’s opinion or the financial analyses underlying its opinion; (iv) the Forecasts for the Ingersoll Rand Industrial Business were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Gardner Denver’s and the Ingersoll Rand Industrial Business’s senior management as to the future performance of the Ingersoll Rand Industrial Business, and the Forecasts for Gardner Denver and the Expected Synergies were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Gardner Denver’s senior management as to the future performance of Gardner Denver, and Baird relied, without independent verification, upon such Forecasts and Expected Synergies in the preparation of its opinion, although Baird expressed no opinion with respect to the Forecasts and Expected Synergies or any judgments, estimates, assumptions or basis on which they were based, and Baird assumed, without independent verification, that the Forecasts and the strategic, operating and cost benefits and synergies reflected in the Expected Synergies then-contemplated by Gardner Denver’s management used in Baird’s analysis would be realized in the amounts and on the time schedule then-contemplated; (v) in all respects material to Baird’s analysis, the merger would be consummated in accordance with the terms and conditions of the Merger Agreement without any material amendment or modification thereto and without material waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to Baird’s analysis, the representations and warranties contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement; (vii) in any respect material to our analysis, all material corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the merger had been, or would be, obtained without the need for any material changes to the exchange ratio or other material financial terms or conditions of the merger or that would otherwise materially affect Gardner Denver or the Ingersoll Rand Industrial Business or Baird’s analysis; and (viii) the merger would be treated as a tax-free reorganization for U.S. federal income tax purposes. Baird relied upon and assumed, without independent verification, that the final form of any draft documents referred to above would not differ in any material respect from such draft documents. Baird relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the merger on the advice of Gardner Denver and its professional advisors, and Baird assumed that all of this advice was correct and Baird did not express an opinion on these matters as they related to the merger. In conducting Baird’s review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Gardner Denver or the Ingersoll Rand Industrial Business nor did Baird make a physical inspection of the properties or facilities of Gardner Denver or the Ingersoll Rand Industrial Business. Baird did not consider any potential adjustments to the exchange ratio relating to the merger as part of its analysis. In each case above, Baird made the assumptions and took the actions or inactions described above with Gardner Denver’s knowledge and consent.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and its opinion did not predict or take into account any changes which may have occurred, or information which may have become available, after the date of its opinion. Baird was under no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Furthermore, Baird expressed no opinion as to the prices or trading ranges at which any of Gardner Denver’s Ingersoll Rand Industrial securities (including Gardner Denver common stock) would trade following the date of its opinion or as to the effect of the merger on these prices or trading ranges, or any earnings or ownership dilutive impact that may have resulted from Gardner Denver’s issuance of its common stock as part of the merger. These prices and trading ranges may have been affected by a number of factors, including but not limited to (i) dispositions of the common stock of Gardner Denver by stockholders within a short period of time after, or other market effects resulting from, the announcement of the merger and/or the Effective Time; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Gardner Denver or the Ingersoll Rand Industrial Business or in Gardner Denver’s or the Ingersoll Rand Industrial Business’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the merger.

Baird’s opinion was prepared at the request and for the information of the Gardner Denver board of directors, and may not be used for any other purpose or disclosed to any other party without Baird’s prior written consent; provided, however, that its opinion may be reproduced in full in this prospectus/proxy statement provided to Gardner Denver’s stockholders in connection with the merger. Baird’s opinion did not address the relative merits or risks of: (i) the merger, the Merger Agreement or any other agreements or other matters provided for, or contemplated by, the Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the merger; or (iii) the merger compared to any other potential alternative transactions or business strategies considered by the Gardner Denver board of directors and, accordingly, Baird relied upon its discussions with the senior management of

Gardner Denver with respect to the availability and consequences of any alternatives to the merger. Baird’s opinion did not and does not constitute a recommendation to the Gardner Denver board of directors, any security holder or any other person as to how any person should vote or act with respect to the merger or make any election with respect to the merger.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of its opinion attached as Exhibit C and to the other disclosures contained in this section. The following summary, however, does not purport to be a complete description of the financial analyses performed by Baird. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before April 26, 2019 and is not necessarily indicative of current market conditions.

Implied Valuation and Transaction Multiples. Baird calculated the implied equity value of the shares of Gardner Denver’s fully diluted outstanding common stock using the volume weighted average price of Gardner Denver common stock for the five trading day period ending April 22, 2019, which resulted in an implied equity value of $5,816 million. Baird calculated the implied enterprise value of Gardner Denver to be $7,343 million by adding Gardner Denver’s debt and tax-affected other post employment liabilities (which are referred to as OPEB liabilities for purposes of this section) to and subtracting Gardner Denver’s cash from the implied equity value of Gardner Denver’s fully diluted outstanding common stock. Based on Gardner Denver’s shareholders holding 49.9% of the pro forma entity, Baird calculated the implied equity value of the pro forma entity to be $11,657 million and the implied equity value of Ingersoll Rand Industrial stockholders’ 50.1% stake in the pro forma entity to be $5,840 million. Baird calculated the implied enterprise value of the Ingersoll Rand Industrial Business by adding the $1,875 million of the Ingersoll Rand Industrial Business’s expected debt (net of $25 million expected cash) to the implied equity value of the Ingersoll Rand Industrial Business’s stake in the pro forma entity resulting in an implied enterprise value of the Ingersoll Rand Industrial Business of $7,715 million. Baird then calculated the multiples of the implied enterprise value of the Ingersoll Rand Industrial Business compared to the Ingersoll Rand Industrial Business’s latest twelve months (which is referred to as LTM for purposes of this section) ended December 31, 2018 and projected 2019 earnings before interest, taxes, depreciation and amortization (which is referred to as EBITDA for purposes of this section), and earnings before interest and taxes (which is referred to as EBIT for purposes of this section), as provided by the senior management of Gardner Denver. The Adjusted EBIT and Adjusted EBITDA of the Ingersoll Rand Industrial Business for 2018 and 2019 were pro forma for the then-pending acquisition by the Ingersoll Rand Industrial Business of Precision Flow Systems and expected synergies following the closing of that acquisition in 2019.

The Ingersoll Rand Industrial Business Selected Publicly Traded Company Analysis. In order to assess the valuation of the Ingersoll Rand Industrial Business, Baird reviewed certain publicly available financial information for certain publicly traded companies that Baird deemed relevant. For each of these companies, Baird calculated and compared the enterprise value (which is referred to as EV for purposes of this section) of each such company to its EBITDA and EBIT for each of 2018 and projected 2019. The group of selected publicly traded companies reviewed is listed below.

•	Atlas Copco AB
•	Flowserve Corporation
•	Graco Inc.
•	IDEX Corporation
•	Nordson Corporation
•	Polaris Industries Inc.
•	Snap-On Incorporated
•	Stanley Black & Decker, Inc.

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industries in which the Ingersoll Rand

Industrial Business operates. Baird noted that none of the companies reviewed was identical to the Ingersoll Rand Industrial Business and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of these companies.

For each company, Baird calculated the “market capitalization” (calculated as the market price per share of each company’s common stock multiplied by the total number of fully diluted common shares outstanding of each company, including net shares issuable upon the exercise of outstanding stock options and warrants), and enterprise value. Baird calculated the enterprise value of each selected public company by adding such company’s preferred stock outstanding, debt, tax-affected pension and other post employment liabilities and minority interest to and subtracting such company’s cash from such company’s market capitalization. Baird calculated the multiples of each company’s enterprise value to its Adjusted EBITDA and Adjusted EBIT for the twelve months ended December 31, 2018 and projected 2019. Baird then compared the enterprise value multiples for the Ingersoll Rand Industrial Business implied in the merger based on its Adjusted EBITDA and Adjusted EBIT with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of April 26, 2019 (including the closing market price per share of each company’s common stock as of such date), and projected financial information was based on consensus equity analyst research estimates available as of this date. A summary of the range of valuation multiples for the selected companies is provided in the table below.

	Selected Valuation Multiples(1)
	Low		Average		Median		High
Adjusted EBITDA
CY 2018	10.2	x	14.3	x	14.9	x	19.1	x
CY projected 2019	9.9		13.4		13.9		18.2
Adjusted EBIT
CY 2018	11.2	x	17.3	x	18.5	x	21.5	x
CY projected 2019	10.9		15.9		16.9		20.4
(1)	Valuation Multiples based on EBIT and EBITDA for selected companies.

In addition, Baird calculated the implied enterprise values of the Ingersoll Rand Industrial Business by multiplying the Ingersoll Rand Industrial Business’s Adjusted EBITDA and Adjusted EBIT (which in the case of the projected 2019 multiples, included synergies from the Ingersoll Rand Industrial Business’s acquisition of Precision Flow Systems but did not otherwise include any synergies) by the trading multiples of the selected public companies. The implied enterprise values, based on the multiples set forth above, as well as the implied equity values (calculated by subtracting $1,875 million of debt of the Ingersoll Rand Industrial Business (net of $25 million of expected cash) from the implied enterprise values of the Ingersoll Rand Industrial Business) are summarized in the table below.

	Implied Ingersoll Rand Industrial Business Enterprise Value
	Low	Average	Median	High
Adjusted EBITDA
CY 2018	$6,589.2	$9,242.2	$9,604.0	$12,333.2
CY projected 2019	7,076.4	9,556.4	9,948.0	12,954.9
Adjusted EBIT
CY 2018	$5,750.4	$8,851.8	$9,495.3	$11,026.9
CY projected 2019	6,226.7	9,071.9	9,669.9	11,664.1
Implied Enterprise Value(1)	$6,407.9	$9,157.0	$9,637.0	$11,998.6
Implied Equity Value	$4,532.9	$7,282.0	$7,762.0	$10,123.6
(1)	Calculated as the median of the range of high, median, average and low implied enterprise values, respectively.

Baird compared the implied enterprise values in the table above with the enterprise value of the Ingersoll Rand Industrial Business of $7,715 million implied in the merger.

Ingersoll Rand Industrial Business Selected Transaction Analysis. Baird reviewed certain publicly available financial information concerning completed acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions and corresponding EV to LTM EBITDA and EV to LTM EBIT multiples for the target is listed below.

				EV / LTM(1)
Closed Date	Acquiror	Target		EBITDA		EBIT
02/25/19	Wabtec Corporation	GE Transportation Business		13.7	x	18.3	x
10/01/18	Altra Industrial Motion Corp.	Fortive Automation & Specialty Business		13.7		14.8
04/28/17	Emerson Electric Co.	Pentair Valves & Controls Business		14.1		18.3
04/25/17	Hitachi, Ltd.	Accudyne Industries LLC’s Sullair Business		19.3		N/A
02/28/17	Parker-Hannifin Corporation	CLARCOR Inc.		17.0		22.2
10/31/16	Xylem Inc.	Sensus USA Inc.		11.7		14.7
09/02/16	Johnson Controls, Inc.	Tyco International PLC		10.4		13.3
02/02/15	Regal Beloit Corporation	Emerson Power Transmission Solutions Business		11.7		12.0
07/03/14	The Blackstone Group	Gates Corporation		12.3		19.2
01/09/14	Atlas Copco AB	Edwards Group Ltd.		9.1		13.7
12/09/13	Koch Industries, Inc.	Molex Incorporated		11.5		19.1
11/22/13	KKR	The Crosby Group		10.0		10.7
10/15/13	AB SKF	Kaydon Corporation		12.8		17.0
07/30/13	KKR	Gardner Denver Inc.		8.5		9.9
11/30/12	Eaton Corporation plc	Cooper Industries plc		12.9		15.0
09/28/12	Pentair Inc.	Tyco Flow Control International Business		11.3		13.8
05/16/12	ABB Ltd.	Thomas & Betts Corporation		10.2		13.8
01/13/12	Colfax Corporation	Charter International plc		11.6		15.8
01/25/11	ABB Ltd.	Baldor Electric Company		13.5		17.5
			Mean	12.4	x	15.5	x
			Median	11.7	x	14.9	x
(1)	Represents Enterprise Value to LTM metric multiple based on publicly disclosed information at the time of announcement of the merger.

Baird chose these acquisition transactions based on a review of completed acquisition transactions involving target companies or business segments that possessed general business, operating and financial characteristics representative of companies in the industries in which the Ingersoll Rand Industrial Business operates. Baird noted that none of the acquisition transactions or subject target companies or business segments reviewed were identical to the merger or the Ingersoll Rand Industrial Business, respectively, and that, accordingly, the analysis of these acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company or business segment and each acquisition transaction and other factors that affect the values implied in these acquisition transactions.

For each transaction, Baird assumed that the transaction value equaled the “enterprise value” of the target company. Baird calculated the multiples of each target company’s or business segment’s enterprise value to its LTM EBITDA and EBIT. Stock market and historical financial information for the selected transactions was based on publicly available information. A summary of the implied multiples is provided in the table below.

	Selected Enterprise Value Multiples
Dollars in millions	Low		Average		Median		High
LTM EBITDA	8.5	x	12.4	x	11.7	x	19.3	x
LTM EBIT	9.9		15.5		14.9		22.2
(1)	Based on implied enterprise value of $7,715 million.

In addition, Baird calculated the implied enterprise value of the Ingersoll Rand Industrial Business based on the acquisition transaction multiples of the selected acquisition transactions multiplied by the Ingersoll Rand Industrial Business’s LTM Adjusted EBITDA and Adjusted EBIT, without the Expected Synergies. The implied enterprise values, based on the multiples that Baird deemed relevant, and equity values (calculated by subtracting $1,875 million of debt of the Ingersoll Rand Industrial Business (net of $25 million of expected cash) from the implied enterprise values of the Ingersoll Rand Industrial Business) are summarized in the tables below.

	Implied Ingersoll Rand Industrial Business Enterprise Value
Dollars in millions	Low	Average	Median	High
LTM Adjusted EBITDA	$5,508.3	$7,986.8	$7,568.5	$12,431.5
LTM Adjusted EBIT	5,086.5	7,955.5	7,630.5	11,385.1
Implied Enterprise Value(1)	$5,297.4	$7,971.1	$7,599.5	$11,908.3
Implied Equity Value	$3,422.4	$6,096.1	$5,724.5	$10,033.3
(1)	Calculated as the median of the range of high, median, average and low implied enterprise values, respectively.

Baird compared the implied enterprise values in the table above with the enterprise value of the Ingersoll Rand Industrial Business of $7,715 million implied in the merger.

Ingersoll Rand Industrial Business Discounted Cash Flow Analysis.

In order to assess the relative public market valuation of the Ingersoll Rand Industrial Business, Baird performed a discounted cash flow analysis utilizing the Ingersoll Rand Industrial Business’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2019 to 2023, as provided by Gardner Denver management. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2019 to 2023 by discounting these amounts at rates ranging from 10.5% to 12.5%. Baird calculated the present values of the free cash flows beyond 2023 by assuming terminal values ranging from 10.0x to 12.0x year 2023 EBITDA. The summation of the present values of the unlevered free cash flows, excluding the Expected Synergies, and the present values of the terminal values implied enterprise values ranging from $7,926.0 million to $9,794.6 million. The summation of the present values of the unlevered free cash flows, including the Expected Synergies, and the present values of the terminal values implied enterprise values ranging from $9,361.6 million to $11,677.5 million. Baird compared these implied enterprise values with the enterprise value of the Ingersoll Rand Industrial Business of $7,715 million implied in the merger.

Gardner Denver Selected Publicly Traded Company Analysis. Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed and corresponding EV to Adjusted EBITDA and EV to Adjusted EBIT multiples for each of 2018 and projected 2019 is listed below.

	Valuation Multiples
	EV / Adjusted EBITDA				EV / Adjusted EBIT
Company Name	CY 2018		CY 2019P		CY 2018		CY 2019P
Atlas Copco AB	13.5	x	14.4	x	15.6	x	16.9	x
CIRCOR International, Inc.	12.7		11.0		15.8		16.1
Flowserve Corporation	16.3		13.5		21.5		16.9
Rotork plc	16.7		16.1		21.1		17.7
SPX FLOW, Inc.	8.7		8.4		11.4		10.8
Sulzer Ltd	11.8		9.4		19.9		14.6
The Weir Group PLC	13.4		11.8		19.6		14.3
Cumulative Mean	13.3	x	12.1	x	17.8	x	15.3	x
Cumulative Median	13.4	x	11.8	x	19.6	x	16.1	x

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which Gardner Denver operates. Baird noted that none of the companies reviewed were identical to Gardner Denver and that, accordingly, the analysis of these companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of these companies.

For each company, Baird calculated the market capitalization and the enterprise value. Baird calculated the multiples of each company’s enterprise value to its Adjusted EBITDA and Adjusted EBIT LTM ended December 31, 2018 and projected for 2019. Baird then compared the transaction multiples implied in the merger with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of April 26, 2019 (including the closing market price per share of such companies as of such date), and projected financial information was based on consensus equity analyst research estimates as of this date. A summary of the implied multiples is provided in the table below.

	Selected Trading Multiples
	Low		Average		Median		High
Adjusted EBITDA
CY 2018	8.7	x	13.3	x	13.4	x	16.7	x
CY projected 2019	8.4		12.1		11.8		16.1
Adjusted EBIT
CY 2018	11.4	x	17.8	x	19.6	x	21.5	x
CY projected 2019	10.8		15.3		16.1		17.7

In addition, Baird calculated the implied enterprise values of Gardner Denver based on the trading multiples of the selected public companies multiplied by Gardner Denver’s Adjusted EBITDA and Adjusted EBIT for the LTM ended December 31, 2018 and projected for 2019. The implied enterprise values, based on the multiples that Baird deemed relevant, and the implied equity values (calculated by subtracting $1.526 billion of debt (net of cash and tax-affected OPEB liabilities) from the enterprise values) are summarized in the table below.

	Implied Gardner Denver Enterprise Value
	Low	Average	Median	High
Adjusted EBITDA
CY 2018	$5,965.4	$9,073.4	$9,169.2	$11,395.6
CY projected 2019	5,807.1	8,338.5	8,171.2	11,093.6
Adjusted EBIT
CY 2018	$5,732.6	$8,944.6	$9,808.5	$10,785.0
CY projected 2019	5,585.8	7,908.9	8,292.7	9,120.8
Implied Enterprise Value(1)	$5,769.8	$8,641.5	$8,731.0	$10,939.3
Implied Equity Value	$4,244.0	$7,115.8	$7,205.2	$9,413.5
(1)	Calculated as the median of the range of high, median, average and low implied enterprise values, respectively.

Baird compared the implied enterprise values in the table above with the enterprise value of Gardner Denver of $7,343 million.

Gardner Denver Discounted Cash Flow Analysis. Baird performed a discounted cash flow analysis utilizing Gardner Denver’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital) from 2019 to 2023, as provided by Gardner Denver’s senior management in the Forecasts. In this analysis, Baird calculated the present values of the unlevered free cash flows from 2019 to 2023 by discounting these amounts at rates ranging from 10.5% to 12.5%. Baird calculated the present values of the free cash flows beyond 2023 by assuming terminal values ranging from 10.0x to 12.0x year 2023 EBITDA. The summation of the present values of the unlevered free cash flows and the present values of the terminal values implied enterprise values ranging from $6,531 million to $8,048 million. Baird compared these enterprise values with the enterprise value of Gardner Denver of $7,343 million in the merger.

Contribution Analysis. Although not relied upon in its analyses, Baird analyzed for informational purposes Gardner Denver’s and the Ingersoll Rand Industrial Business’s relative contribution to the combined company in terms of estimated revenue, adjusted EBITDA, adjusted EBIT and adjusted EBITDA less capital expenses for the twelve months ending December 31, 2019 (excluding any synergies and costs to achieve synergies). As a result of the merger, Gardner Denver’s stockholders will own approximately 49.9% of the outstanding common stock of the combined company and the Ingersoll Rand Industrial Business’s shareholders will own approximately, but not less than, 50.1% of the outstanding common stock of the combined company. The contributions of each of Gardner Denver and the Ingersoll Rand Industrial Business to the combined company and implied equity ownership levels based on these contributions are summarized in the table below.

	Estimated 2019 Financials			Implied Ownership (Gardner Denver vs. Ingersoll Rand Industrial Business)
Dollars in millions	Gardner Denver	Ingersoll Rand Industrial Business	Pro Forma(1)	Enterprise Value	Equity Value(2)
Revenue	$2,715.3	$3,885.6	$6,600.9	41.1% / 58.9%	40.0% / 60.0%
Adjusted EBITDA	690.0	713.4	1,403.4	49.2% / 50.8%	50.4% / 49.6%
Adjusted EBIT	515.4	572.0	1,087.4	47.4% / 52.6%	48.1% / 51.9%
Adjusted EBITDA – Capital Expenditures	630.0	649.8	1,279.8	47.2% / 52.8%	47.9% / 52.1%
(1)	This does not include the Expected Synergies or any costs to achieve the Expected Synergies.
(2)	Percentages adjusted for debt, cash and OPEB liabilities of Gardner Denver and debt and cash of the Ingersoll Rand Industrial Business.

Implied Merger Exchange Ratio Analyses. Baird prepared an analysis of the implied merger exchange ratio based on its financial analyses. Baird utilized the selected company analyses, the selected acquisition analysis and the discounted cash flow analyses described above to calculate the mean and median exchange ratios (as set forth in the table below). Baird compared those implied exchange ratios to the exchange ratio of 1.004 implied by the number of shares of Gardner Denver common stock to be issued in the merger relative to the number of Gardner Denver common stock outstanding on a fully-diluted basis prior to the merger.

Based upon the indicative ranges of implied equity values derived by Baird for Gardner Denver based on selected company analyses as described above, Baird calculated a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. For purposes of the selected publicly traded company analysis, Baird assumed that the implied pro forma equity value of the combined company was the sum of the ranges of implied equity values for Gardner Denver and the Ingersoll Rand Industrial Business described above. Baird calculated the low end of the implied pro forma equity ownership range by dividing the lowest implied equity value for Gardner Denver described above by the sum of the lowest implied equity value for Gardner Denver and the highest implied equity value for the Ingersoll Rand Industrial Business, and calculated the high end of the implied pro forma equity value ownership range by dividing the highest implied equity value for Gardner Denver described above by the sum of the highest implied equity value for Gardner Denver and the lowest implied equity value for the Ingersoll Rand Industrial Business. Baird observed that this analysis did not reflect the benefit to pre-merger holders of Gardner Denver common stock of the Expected Synergies.

Based upon the indicative ranges of implied equity values derived by Baird for Gardner Denver and the Ingersoll Rand Industrial Business from the selected company analysis for Gardner Denver and the selected acquisition analysis for the Ingersoll Rand Industrial Business as described above, Baird calculated a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. Baird also derived indicative ranges of implied equity value that took into account the Expected Synergies in the analysis and used these values to calculate a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. Baird calculated the low end of the implied pro forma equity ownership range by dividing the lowest implied equity value for Gardner Denver described above by the sum of the lowest implied equity value for Gardner Denver and the highest implied equity value for the Ingersoll Rand Industrial Business, and calculated the high end of the implied pro forma equity value ownership range by dividing the highest implied equity value for Gardner Denver described above by the sum of the highest implied equity value for Gardner Denver and the lowest implied equity value for the Ingersoll Rand Industrial Business.

Based upon the indicative ranges of implied equity values derived by Baird for Gardner Denver and the Ingersoll Rand Industrial Business from the discounted cash flow analyses as described above, Baird calculated a range of implied pro forma equity ownership in the combined company for the pre-merger holders of Gardner Denver common stock. For purposes of the discounted cash flow analysis, Baird assumed that the implied pro forma equity value for the combined company was the sum of the indicative ranges of implied equity values derived by Baird for Gardner Denver and the Ingersoll Rand Industrial Business described above. Baird calculated the low end of the implied pro forma equity ownership range by dividing the lowest implied equity value for Gardner Denver by the sum of the lowest implied equity value for Gardner Denver and the highest implied equity value for the Ingersoll Rand Industrial Business, and calculated the high end of the implied pro forma equity ownership range by dividing the highest implied equity value for Gardner Denver by the sum of the highest implied equity value for Gardner Denver and the lowest implied equity value for the Ingersoll Rand Industrial Business.

The range of implied merger exchange ratios and implied equity contributions calculated from the selected company analyses, selected transaction analysis and discounted cash flow analyses are summarized below.

	Implied Merger Exchange Ratio Range				Implied Equity Contribution Analysis
					Low Range		High Range
Dollars in millions	Low		High		Gardner Denver	Ingersoll Rand Industrial Business	Gardner Denver	Ingersoll Rand Industrial Business
Selected Company Analysis (2018 Metric)	0.893	x	1.064	x	52.8%	47.2%	48.5%	51.5%
Selected Company Analysis (Projected 2019 Metric)	0.910	x	1.090	x	52.4%	47.6%	47.8%	52.2%

Selected Acquisition Analysis (without Expected Synergies)	0.691	x	0.932	x	59.1%	40.9%	51.8%	48.2%
Selected Acquisition Analysis (with Expected Synergies)(1)	1.050	x	1.392	x	48.8%	51.2%	41.8%	58.2%

Discounted Cash Flow (without Expected Synergies)	1.096	x	1.340	x	47.7%	52.3%	42.7%	57.3%
Discounted Cash Flow (with Expected Synergies)(2)	1.357	x	1.657	x	42.4%	57.6%	37.6%	62.4%

Mean (without Expected Synergies)	0.897	x	1.106	x	53.0%	47.0%	47.7%	52.3%
Median (without Expected Synergies)	0.901	x	1.077	x	52.6%	47.4%	48.2%	51.8%

Mean (with Expected Synergies)(3)	1.000	x	1.246	x	50.5%	49.5%	45.0%	55.0%
Median (with Expected Synergies)(4)	0.980	x	1.215	x	50.6%	49.4%	45.3%	54.7%
Merger Implied Exchange Ratio(5)	1.004x
(1)	Includes impact of annual run-rate pre-tax cost savings of $250 million.
(2)	Includes impact of annual run-rate pre-tax cost savings of $250 million and related costs to realize the synergies, as well as incremental standalone costs for the Ingersoll Rand Industrial Business.
(3)	Inclusive of the Selected Companies Analysis, which does not include Expected Synergies.
(4)	Inclusive of the Selected Companies Analysis, which does not include Expected Synergies.
(5)	Represents the exchange ratio implied assuming there were 209.2 million fully diluted shares of Gardner Denver common stock outstanding at the time of the merger, resulting in 210.0 million shares of Gardner Denver common stock being issued to Ingersoll Rand shareholders.

The foregoing summary does not purport to be a complete description of the analyses performed by Baird or its presentation to the Gardner Denver board of directors. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of these analyses and factors considered by Baird, without considering all of these analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

Additional Information about Baird and Its Engagement

Pursuant to its engagement, Baird will receive a transaction fee of approximately $5 million for its services, a significant portion of which is contingent upon the consummation of the merger. Pursuant to this engagement letter, Gardner Denver has also agreed to pay Baird a fee of $3 million payable upon delivery of its opinion, regardless of the conclusions reached in its opinion, which fee is creditable against the transaction fee described above. In addition, Gardner Denver has agreed to reimburse Baird for certain of its expenses and to indemnify Baird against certain liabilities that may arise out of its engagement. Baird will not receive any other payment of compensation contingent upon the successful completion of the merger. As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Baird has, in the past, provided investment banking services to Gardner Denver for which Baird received customary compensation. In May 2017, Baird served as a joint bookrunner in connection with the initial public offering of Gardner Denver’s common stock. Baird also served as a joint bookrunner in connection with follow on offerings of Gardner Denver’s common stock in November 2017 and May 2018. Except as provided above, over the past two years, Baird had not provided investment banking or financial advisory services to Gardner Denver or Ingersoll Rand for which Baird received any compensation. No material relationship between Gardner Denver, Ingersoll Rand or any other party to the merger was mutually understood to be contemplated in which any compensation was intended to be received by Baird other than the transaction fee and opinion fee described in the preceding paragraph.

Baird is a full service securities firm and, in the ordinary course of its business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, Gardner Denver, Ingersoll Rand or the Ingersoll Rand Industrial Business or any other party that may be involved in the merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industries as Gardner Denver, Ingersoll Rand or the Ingersoll Rand Industrial Business. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of Gardner Denver, Ingersoll Rand and/or Ingersoll Rand Industrial (including Gardner Denver common stock, Ingersoll Rand common stock and Ingersoll Rand Industrial common stock) for their own account or the accounts of their customers and, accordingly, may at any time hold long or short positions or effect transactions in these securities. In addition, Baird and certain of its affiliates and certain of Baird’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by affiliates of KKR, other participants in the merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with participants in the merger or certain of their respective affiliates, and may do so in the future. Baird may also prepare equity analyst research reports from time to time regarding Gardner Denver and Ingersoll Rand and may serve as a market maker in the publicly traded securities of Gardner Denver and Ingersoll Rand.

Ingersoll Rand’s Reasons for the Reorganization, Distribution and the Merger

Ingersoll Rand continually reviews its portfolio to determine whether any changes are advisable. On April 13, 2019, the Ingersoll Rand board of directors and Ingersoll Rand’s senior management determined that a strategic transaction involving Ingersoll Rand Industrial Business and Gardner Denver was in the best interest of Ingersoll Rand and Ingersoll Rand shareholders. The Ingersoll Rand board of directors believes that the Transactions will accomplish a number of important business objectives for Ingersoll Rand, as well as provide enhanced opportunities for the combined business of Gardner Denver and Ingersoll Rand Industrial.

In reaching a decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions, the Ingersoll Rand board of directors and Ingersoll Rand’s senior management, in consultation with its financial advisors, considered a variety of factors, including the significant factors listed below in support of the decision:

•	Ingersoll Rand’s knowledge of the Ingersoll Rand Industrial Business, financial condition, results of operations, industries and competitive environments and the results of the due diligence review of Gardner Denver’s business conducted by Ingersoll Rand’s management and advisors, including an analysis of the potential synergies of the combined company, which are expected to be significant;
•	the Transactions could enable the Ingersoll Rand Industrial Business as part of the combined company to have greater flexibility in deploying its capital and allocating resources in a manner more directly aligned with its business objectives and more consistent with its peers;
•	the Transactions would enable Ingersoll Rand to efficiently separate the Ingersoll Rand Industrial business and to focus on the core ClimateCo business segments;
•	Ingersoll Rand’s review of strategic options for the Ingersoll Rand Industrial Business and the belief of Ingersoll Rand, following such review, that the Transactions could provide more value to Ingersoll Rand and Ingersoll Rand shareholders than other potential strategic options for the Ingersoll Rand Industrial Business, including (1) retaining the Ingersoll Rand Industrial Business, (2) consummating an initial public offering for Ingersoll Rand Industrial or (3) separating Ingersoll Rand Industrial through an alternative transaction;
•	the belief of Ingersoll Rand senior management that the Transactions reflect a compelling valuation for the Ingersoll Rand Industrial Business, including the fact that the Transactions provide that upon the consummation of the merger and calculated based on Gardner Denver’s outstanding common stock immediately prior to the merger on a fully-diluted basis, holders of Ingersoll Rand common stock would own 50.1% of the combined company and would have the opportunity to participate in any increase in the value of the shares of Gardner Denver common stock, including potential increases in shareholder value associated with executing on the identified synergy opportunities;
•	the fact that three individuals designated by Ingersoll Rand would be directors of the combined company following the merger;
•	the complementary nature of the service offerings of the Ingersoll Rand Industrial Business with those of Gardner Denver, the greater scale that would be created through the combination of Ingersoll Rand Industrial with Gardner Denver and the opportunity for the combined company to (1) have an increased future growth rate, earnings and prospects compared to the future growth rate, earnings and prospects of Ingersoll Rand Industrial on a stand-alone basis and (2) create greater opportunities for the Ingersoll Rand Industrial Business’ employees and enhanced offerings for Ingersoll Rand Industrial customers;
•	the expectation that the Separation, the Distribution and the merger generally would result in a tax-efficient disposition of the Ingersoll Rand Industrial Business for Ingersoll Rand and its shareholders, while a sale of the Ingersoll Rand Industrial Business for cash would result in a taxable disposition of the Ingersoll Rand Industrial Business, making such a transaction financially unattractive to Ingersoll Rand or requiring potential counterparties to pay additional consideration; and
•	the review by the Ingersoll Rand board of directors, with the assistance of Ingersoll Rand’s management and business, legal and financial advisors, of the structure and terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Documents. For more information, see “The Transaction Agreements—The Merger Agreement” and “The Transaction Agreements—The Separation and Distribution Agreement.”

In the course of its deliberations and consideration of the Transactions, the Ingersoll Rand board of directors also considered a variety of risks and potentially negative factors, including the following:

•	the risk one or more of the conditions to the parties’ obligations to complete the Transactions will not be satisfied or waived, which, while not expected, could cause the Transactions not to be completed;
•	the fact that the time between the signing of the Merger Agreement and the closing could be an extended period and the uncertainty created for Ingersoll Rand Industrial and its employees during that period;

•	the value of the Gardner Denver common stock to be received in the merger could fluctuate, perhaps significantly, based on a variety of factors many of which are outside of the control of Ingersoll Rand and are unrelated to the performance of Ingersoll Rand Industrial and some of which are outside of the control of Ingersoll Rand and Gardner Denver, including general stock market conditions, conditions in the industries in which Gardner Denver and the Ingersoll Rand Industrial Business operate, the liquidity of Gardner Denver common stock and the performance of Gardner Denver’s business;
•	the risk that failure to complete the Transactions could negatively affect the price of Ingersoll Rand common stock and Ingersoll Rand’s future business, financial condition and operating results;
•	risks relating to the separation of the Ingersoll Rand Industrial Business from Ingersoll Rand and the operation of Ingersoll Rand Industrial separate from the other Ingersoll Rand businesses, including the costs of separation, and the risk of not realizing the anticipated benefits of the separation;
•	risks relating to the integration of the Ingersoll Rand Industrial Business with the business and operations of Gardner Denver and the fact that the synergies and cost savings anticipated by the parties might not be realized or might take longer to be realized than anticipated, including risks relating to maintaining and renewing relationships with customers, suppliers and other third parties important to Ingersoll Rand Industrial and the business and operations of Gardner Denver;
•	the risk that Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver may be unable to retain key employees;
•	that Ingersoll Rand, prior to the completion of the Transactions, is required to conduct the business of Ingersoll Rand Industrial in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent Ingersoll Rand Industrial from undertaking business opportunities that may arise prior to the completion of the Transactions;
•	the risk that the Distribution together with certain related transactions might not qualify as tax-free under Section 355 and 368(a) of the Code or that the merger might not qualify as a tax-free “reorganization” under Section 368(a) of the Code, in which case Ingersoll Rand and/or Ingersoll Rand shareholders could be required to pay substantial U.S. federal income taxes;
•	the potential risk of diverting Ingersoll Rand’s and the Ingersoll Rand Industrial Business’ management focus and resources from operational matters and other strategic opportunities while working to implement the Transactions; and
•	risks of the type and nature described under the section of this proxy statement/prospectus-information statement titled “Risk Factors.”

This discussion of the information and factors considered by the Ingersoll Rand board of directors is not exhaustive. In view of the wide variety of factors considered by the Ingersoll Rand board of directors in connection with the evaluation of the strategic alternatives available to Ingersoll Rand for the Ingersoll Rand Industrial Business and the evaluation of the Transactions and in view of the complexity of the factors considered, the Ingersoll Rand board of directors did not consider it practical to, nor did it attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. Instead, the Ingersoll Rand board of directors considered the factors described above, among others, and decided to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. In considering the factors described above and any other factors, individual members of the Ingersoll Rand board of directors may have viewed factors differently or given different weight, merit or consideration to different factors.

This discussion of Ingersoll Rand’s reasons for the Transactions is forward looking in nature and should be read in light of the factors discussed in the sections of this proxy statement/prospectus-information statement entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Ownership of Gardner Denver Following the Merger

Gardner Denver currently anticipates that, existing Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and existing Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will existing Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger.

Effects of the Distribution and the Merger on Ingersoll Rand Equity Awards/Plans

For a discussion of the effects of the Distribution and the merger on Ingersoll Rand equity awards under the IR Stock Plans (as defined below), see “The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards.”

Interests of Certain Persons in the Merger

Certain of the executive officers of Gardner Denver or members of the Gardner Denver board of directors may have interests in the Transactions that differ from, or are in addition to, those of Gardner Denver stockholders.

Gardner Denver has granted stock options to purchase Gardner Denver common stock pursuant to the 2013 Stock Incentive Plan for Key Employees of Renaissance Parent Corp. and its Subsidiaries (the “2013 Equity Plan,” and together with the 2017 Equity Plan, the “Equity Plans”) to certain executive officers and members of the Gardner Denver board of directors. In addition, Gardner Denver has granted stock options to purchase Gardner Denver common stock and Gardner Denver restricted stock units pursuant to the 2017 Equity Plan to certain executive officers and members of the Gardner Denver board of directors. The award agreements with respect to each of the Gardner Denver options and Gardner Denver restricted stock units held by the executive officers and members of the Gardner Denver board of directors are based on Gardner Denver’s standard forms and provide for accelerated vesting either upon a “change in control” or upon a qualifying termination that occurs within two years following a “change in control,” as such term is defined under the applicable Equity Plan. However, the Transactions will not constitute a change in control for purposes of Equity Plans. Accordingly, none of the vesting acceleration provisions with respect to the Gardner Denver options and Gardner Denver restricted stock units held by the executive officers and members of the Gardner Denver board of directors will be triggered by the Transactions.

Because there is no compensation based on or otherwise related to the Transactions that could become payable to Messrs. Reynal, Snyder, Schiesl, Viseras and Herndon (the executive officers identified as our “Named Executive Officers” in Gardner Denver’s most recent proxy statement filed on March 26, 2019), Gardner Denver has not included a table pursuant to Item 402(t) of Regulation S-K or a separate resolution subject to shareholder advisory vote to approve any such compensation.

Following the effective time of the merger, seven of the current Gardner Denver directors will remain as directors of the combined company and Mr. Stavros will serve as chairman of the combined company’s board of directors. Mr. Reynal will be the chief executive officer of the combined company and certain of Gardner Denver’s other current executive officers are expected to serve as officers of the combined company.

KKR Capital Markets LLC (“KCM”) and KKR Corporate Lending LLC, which are affiliates of KKR Renaissance Aggregator, are Ingersoll Rand Industrial Commitment Parties and will be participating lenders under the Revolving Credit Facility and the Ingersoll Rand Industrial Term Loan Facility. For more information, see “The Transaction Agreements—Debt Financing” beginning on page 121. Their participation currently includes a commitment to provide financing between $400 million and $425 million in connection with the Transactions and is estimated to generate fees for KCM of between $5 million and $10 million as a result of the consummation of the Transactions.

Regulatory Approvals

HSR Act and U.S. Antitrust Matters

The merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until required information has been furnished to the DOJ and the FTC, and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of any HSR Act waiting period would not preclude the DOJ or the FTC from challenging the merger on antitrust grounds or from seeking to preliminarily or permanently enjoin the merger. Neither Gardner Denver nor Ingersoll Rand believes that the merger will violate federal antitrust laws, but there can be no guarantee that the DOJ or the FTC will not take a different position. If the merger is not completed within twelve (12) months after the expiration or earlier termination of the applicable HSR Act waiting period, Gardner Denver and Ingersoll Rand will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be earlier terminated before the merger could be completed.

Gardner Denver and Ingersoll Rand filed the requisite notification and report forms with the DOJ and the FTC on May 29, 2019, and the waiting period under the HSR Act has expired.

Global Antitrust and Other Regulatory Approvals

In addition to antitrust approval in the United States, the merger is subject to approvals from the competition authorities in China, the European Union, Mexico, Russia, South Africa, and Turkey and clearance under French foreign investment laws. Gardner Denver and Ingersoll Rand may also provide notices and seek regulatory clearances or approvals in other jurisdictions.

Listing

Gardner Denver intends to file an application with the NYSE for the listing of the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance. It is a condition to the obligation of the parties to consummate the merger that the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance have been approved for listing on the NYSE.

Federal Securities Law Consequences; Resale Restrictions

Gardner Denver common stock issued pursuant to the Merger Agreement will be freely tradable for purposes of the Securities Act and the Exchange Act, except for shares issued to any Ingersoll Rand shareholder who may be deemed to be an “affiliate” of Gardner Denver after completion of the merger.

Accounting Treatment

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquirer and the accounting acquiree. In a business combination effected through an exchange of equity interests, such as the merger, the entity that issues the interests (Gardner Denver in this case) is usually the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including, the following:

•	The relative voting interests of Gardner Denver after the Transactions. In this case, existing Ingersoll Rand shareholders are expected to own approximately, but not less than, 50.1% of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions. Gardner Denver stockholders are expected to own the remaining approximately 49.9% of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions.
•	The existence of a large minority voting interest in Gardner Denver after the Transactions. In this case, prior to the Merger, KKR Renaissance Aggregator owns approximately 34.5% of Gardner Denver’s outstanding common stock. At the completion of the Transactions, KKR Renaissance Aggregator is expected to own more than 17.0% of the fully diluted shares of the combined company overall and remain the largest stockholder of Gardner Denver. At the completion of the Transactions, two of the ten director positions of the combined company board of directors are expected to be held by directors designated by KKR Renaissance Aggregator and KKR Renaissance Aggregator will continue to be entitled to designate directors for nomination to the combined company’s board of directors under the terms of the Stockholders Agreement (For more information, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Stockholders Agreement Amendment” beginning on page 128).
•	The composition of the governing body of Gardner Denver after the Transactions. In this case, effective as of the closing of the Merger, the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by Gardner Denver and three individuals selected by Ingersoll Rand, with Peter Stavros to remain as chairman of the board of the combined company.

•	The composition of the senior management of Gardner Denver after the Transactions. In this case, effective as of the closing of the Merger, Vicente Reynal shall continue as the Chief Executive Officer of Gardner Denver. Various members of existing Gardner Denver senior management are expected to continue to serve as officers of the combined company following the completion of the merger, including the following positions: Chief Financial Officer, Vice President – General Counsel, and Vice President – Operational Excellence. Certain Ingersoll Rand executives shall also continue in various roles within the combined company following the completion of the merger, including lead executives for human resources and specific business units.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Gardner Denver has concluded that it is the accounting acquirer in the Transactions. ASC 805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. Gardner Denver’s conclusion is based primarily upon the following facts: (1) KKR Renaissance Aggregator will remain the largest individual Gardner Denver stockholder, owning more than 17.0% of the fully-diluted shares of Gardner Denver common stock at the completion of the Transactions and two of the ten board of director positions in the combined company will be held by directors designated by KKR Renaissance Aggregator, (2) seven of ten members of the board of directors after the Transactions, including Peter Stavros as chairman of the board, will be selected by existing Gardner Denver directors, and (3) the current Chief Executive Officer and other officers of existing Gardner Denver senior management as noted above will continue as members of senior management in the combined company after the Transactions and (4) Gardner Denver is issuing its equity interests as consideration for the Transactions. The above facts are deemed to outweigh the fact that the existing Ingersoll Rand shareholders that receive Gardner Denver common stock in the merger will in the aggregate own a majority of Gardner Denver common stock on a fully-diluted basis and associated voting rights after the Transactions. As a result of the identification of Gardner Denver as the acquirer, Gardner Denver will apply the acquisition method of accounting to the assets and liabilities of Ingersoll Rand Industrial upon completion of the Transactions.

No Dissenters’ Rights or Rights of Appraisal

Neither Ingersoll Rand’s shareholders nor Gardner Denver’s stockholders will be entitled to exercise appraisal or dissenter’s rights under Irish company law or the DGCL, in connection with the merger.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, dated as of April 30, 2019, which is incorporated by reference in this proxy statement/prospectus-information statement and attached as Annex A. Stockholders of Gardner Denver and shareholders of Ingersoll Rand are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Gardner Denver stockholders and Ingersoll Rand shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this proxy statement/prospectus-information statement. It is not intended to provide any other factual information about Gardner Denver, Merger Sub, Ingersoll Rand or Ingersoll Rand Industrial. Information about Gardner Denver, Merger Sub, Ingersoll Rand or Ingersoll Rand Industrial can be found elsewhere in this proxy statement/prospectus-information statement and in the documents incorporated by reference into this proxy statement/prospectus-information statement.

The Merger Agreement contains representations and warranties of Gardner Denver that are solely for the benefit of Ingersoll Rand and representations and warranties of Ingersoll Rand and Ingersoll Rand Industrial that are solely for the benefit of Gardner Denver. The representations and warranties in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. The Merger Agreement is included with the registration statement of which this proxy statement/prospectus-information statement forms a part only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information with respect to Gardner Denver, Merger Sub, Ingersoll Rand, Ingersoll Rand Industrial or their respective subsidiaries or businesses. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of Gardner Denver, Merger Sub, Ingersoll Rand, Ingersoll Rand Industrial or their respective subsidiaries or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in information about Gardner Denver, Merger Sub, Ingersoll Rand, Ingersoll Rand Industrial or their respective subsidiaries or businesses made in public disclosures.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub will merge with and into Ingersoll Rand Industrial. As a result of the merger, the separate corporate existence of Merger Sub will terminate and Ingersoll Rand Industrial will continue as the surviving corporation and a wholly-owned subsidiary of Gardner Denver. In accordance with the DGCL, Ingersoll Rand Industrial will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation of Ingersoll Rand Industrial as in effect immediately prior to the merger will be amended and restated in its entirety to read as set forth in Exhibit B to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of Ingersoll Rand Industrial following completion of the merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the merger will take place on the last business day of the month in which all conditions precedent to the merger (other than those, including the consummation of the Reorganization and the Distribution, that are to be satisfied at the closing) have been satisfied or, to the extent permitted under applicable law, waived, unless such conditions are satisfied less than three business days prior to the last business day of the month, in which case the closing will take place on the last business day of the following month or, in any case, on such other date and time as the parties may mutually agree. In the event that Ingersoll Rand obtains approval by its shareholders of a change in its corporate name, in no event shall the closing of the merger occur prior to 21 days following the date of the name change approval without Gardner Denver’s consent.

At or prior to the closing of the merger, Ingersoll Rand Industrial and Merger Sub will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the merger. The merger will become effective at the time of filing of the certificate of merger or at such later time as Ingersoll Rand Industrial and Gardner Denver agree and specify in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the merger, each issued and outstanding share of Ingersoll Rand Industrial common stock (except for any such shares held as treasury stock or by Gardner Denver, which will be cancelled) will be automatically converted into the right to receive a number of shares of Gardner Denver common stock equal to the exchange ratio set forth in the Merger Agreement. The exchange ratio is defined as (i) the total shares of Gardner Denver common stock issued pursuant to the Share Issuance divided by (ii) the number of shares of Ingersoll Rand Industrial common stock issued and outstanding immediately prior to the effective time of the merger, subject to the adjustments set forth in the Merger Agreement. The total number of shares of Gardner Denver common stock issued pursuant to the Share Issuance equals the number of outstanding shares of Gardner Denver common stock on a fully-diluted, as-converted and as-exercised basis in accordance with the treasury stock method immediately prior to the effective time of the merger multiplied by the quotient of 50.1 divided by 49.9. The merger is expected to result in Ingersoll Rand Industrial stockholders owning an aggregate number of shares of Gardner Denver common stock equal to approximately 50.1% of the shares of Gardner Denver common stock outstanding on a fully-diluted basis immediately following the merger.

Pursuant to the exchange ratio true-up provision in the Merger Agreement, in the event that the percentage of outstanding shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock would be less than 50.1% of all outstanding common stock of Gardner Denver (determined before any adjustment pursuant to the true-up provision), then the aggregate number of shares of Gardner Denver common stock into which such shares of Ingersoll Rand Industrial common stock will automatically be converted in the merger will be increased such that the number of shares of Gardner Denver common stock to be received by Ingersoll Rand Industrial stockholders will equal 50.1% of the shares of Gardner Denver common stock. If such an increase is necessary, then the amount of the Ingersoll Rand Industrial Payment distributed pursuant to the Separation Agreement will be decreased unless certain circumstances described in the Merger Agreement exist.

No fractional shares of Gardner Denver common stock will be issued pursuant to the merger. See “The Transactions—Calculation of the Merger Consideration.”

The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the merger will be reduced by any applicable tax withholding and any fees of the distribution agent attributable to the sale of the fractional shares.

Distribution of Per Share Merger Consideration

Prior to the effective time of the merger, Gardner Denver will deposit in a reserve account with a distribution agent appointed by Ingersoll Rand and reasonably acceptable to Gardner Denver book-entry authorizations representing shares of Gardner Denver common stock for the benefit of the Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock in the merger and for distribution in the merger upon conversion of the Ingersoll Rand Industrial common stock. At the effective time of the merger, each issued and outstanding share of Ingersoll Rand Industrial common stock (except for such shares held as treasury stock or by Gardner Denver, which will be cancelled) will be automatically converted into the right to receive a number of shares of Gardner Denver common stock equal to the exchange ratio as described above under “The Transactions—Calculation of the Merger Consideration.”

Promptly after the effective time of the merger, the distribution agent will distribute to each Ingersoll Rand Industrial stockholder entitled to shares of Gardner Denver common stock in the merger book-entry authorizations representing the number of whole shares of Gardner Denver common stock that such holder has the right to receive pursuant to the Merger Agreement. The distribution agent will also distribute to each Ingersoll Rand Industrial stockholder entitled to shares of Gardner Denver common stock in the merger cash in lieu of fractional shares of Gardner Denver common stock as described above under “The Transactions—Calculation of the Merger Consideration.”

See “—Distributions With Respect to Shares of Gardner Denver Common Stock after the Effective Time” below for a discussion of other distributions with respect to shares of Gardner Denver common stock.

Treatment of Equity Awards

Each Ingersoll Rand equity award will be treated as set forth in the Employee Matters Agreement. The Employee Matters Agreement provides, in general, for the conversion of each outstanding Ingersoll Rand equity award (other than any unvested options held by Former Industrial Employees (as defined below) or any vested options) granted to Industrial Employees (as defined below) under the Ingersoll-Rand plc Incentive Stock Plan of 2018, the Ingersoll-Rand plc Incentive Stock Plan of 2013, and the Ingersoll-Rand plc Incentive Stock Plan of 2007 (as amended and restated in 2010) (collectively, the “IR Stock Plans”) into an adjusted award relating to shares of Gardner Denver common stock under the 2017 Equity Plan. Specifically:

•	Each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an Industrial Employee will be converted into a Gardner Denver option, with adjustments based on the Gardner Denver Ratio to the number of shares subject to the option and the exercise price of the option, subject to terms and conditions from and after the effective time of the merger that are substantially similar to the terms and conditions applicable to the corresponding unvested Ingersoll Rand option immediately prior to the time of the Distribution;
•	Each Ingersoll Rand restricted stock unit award held by an Industrial Employee immediately prior to the time of the Distribution will be replaced with a Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Ingersoll Rand restricted stock unit award immediately prior to the time of the Distribution; and
•	Each Industrial Employee who holds forfeited Ingersoll Rand performance stock units will be granted a replacement Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, with the number of restricted stock units to be granted to be determined based on the average of the actual performance stock units by such Industrial Employee for each of the three years ending prior to the year in which the closing of the merger takes place (prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the Distribution date), subject to substantially the same terms and conditions as in effect for the corresponding award of Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date).

The Employee Matters Agreement further provides, in general, that all Ingersoll Rand equity awards, other than as described above, will be retained by Ingersoll Rand. Specifically:

•	Each Ingersoll Rand option that is vested immediately prior to the time of the Distribution (regardless of who holds such vested option) and each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an IR Employee (as defined below), Former IR Employee (as defined below), Former Industrial Employee, or current or former member of Ingersoll Rand’s board of directors will remain an option to purchase Ingersoll Rand ordinary shares, with adjustments based on the Ingersoll Rand Ratio to the number of shares subject to the option and the exercise price of the option, subject to the same terms and conditions after the effective time as the terms and conditions applicable to the corresponding option immediately prior to the time of the Distribution;
•	Each award of Ingersoll Rand restricted stock units held by an IR Employee, Former IR Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand restricted stock units adjusted based on the Ingersoll Rand Ratio, subject to substantially the same terms and conditions before and after the effective time of the merger; and
•	Each award of Ingersoll Rand performance stock units held by an IR Employee, Former IR Employee, Industrial Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand performance stock units adjusted based on the Ingersoll Rand Ratio, with the number of adjusted performance stock units held by an Industrial Employee prorated based on the number of days elapsed during the applicable performance period through the date of the Distribution, subject to substantially the same terms and conditions before and after the time of the Distribution.

For more information on the Employee Matters Agreement, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Employee Matters Agreement.”

Distributions With Respect to Shares of Gardner Denver Common Stock After the Effective Time

No dividend or other distributions declared or made with respect to Gardner Denver common stock with a record date after the effective time of the merger will be paid or otherwise delivered with respect to any shares of Gardner Denver common stock that are not able to be distributed promptly after the effective time of the merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any previously undistributed shares of Gardner Denver common stock, the following amounts will be paid to the record holder of such shares of Gardner Denver common stock, without interest:

•	at the time of the distribution of such previously undistributed shares, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of Gardner Denver common stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the merger theretofore paid with respect to such whole shares of Gardner Denver common stock; and
•	at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the merger but prior to the distribution of such whole shares of Gardner Denver common stock and a payment date subsequent to the distribution of such whole shares of Gardner Denver common stock.

Termination of Distribution Fund

Any portion of the amounts deposited with the distribution agent under the Merger Agreement that remains undistributed to the former Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock in the merger on the one-year anniversary of the effective time of the merger will be delivered to Gardner Denver, and any former Ingersoll Rand Industrial stockholders entitled to shares of Gardner Denver common stock in the merger who have not received shares of Gardner Denver common stock as described above may thereafter look only to Gardner Denver for payment of their claim for Gardner Denver common stock and any dividends, distributions or cash in lieu of fractional shares with respect to Gardner Denver common stock (subject to any applicable abandoned property, escheat or similar law).

Post-Closing Gardner Denver Board of Directors and Executive Officers

The Merger Agreement provides that the Gardner Denver board of directors will take all actions necessary such that, effective as of the effective time of the merger, the number of directors comprising the Gardner Denver board of directors will be ten, including seven current Gardner Denver board members and three individuals designated by Ingersoll Rand. The Merger Agreement also provides that the Gardner Denver board of directors will take all actions necessary that, effective immediately after the effective time of the merger, Vicente Reynal will be the Chief Executive Officer and Peter Stavros will be the Chairman of Gardner Denver board of directors, unless either is no longer serving as, or is unwilling or unable to serve in such position, in which case Ingersoll Rand and Gardner Denver will in good faith agree upon a mutually acceptable replacement.

Gardner Denver and Ingersoll Rand have also agreed on certain other persons who will be members of management of Gardner Denver immediately following the closing of the merger.

Name Change

Subject to the Merger Agreement and approval by the shareholders of Ingersoll Rand prior to the effective time of the merger of a change in Ingersoll Rand’s corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc. and will take all action necessary such that at the effective time the trading symbol for Gardner Denver common stock will be “IR”. From and after the effective time of the merger, the name of legacy Ingersoll Rand will be determined by legacy Ingersoll Rand in its sole discretion; provided that such name shall not be the same or confusingly similar to (i) certain Ingersoll Rand trademarks, or (ii) trademarks owned by Gardner Denver or its subsidiaries (including Ingersoll Rand Industrial and its subsidiaries).

North American Headquarters

As of the closing of the merger, the combined company will have its North American headquarters at the present Ingersoll Rand campus in Davidson, North Carolina.

Stockholders Meeting

Under the terms of the Merger Agreement, Gardner Denver is required to establish a record date for and, as soon as practicable following the date on which the SEC has cleared the effectiveness of this proxy statement/prospectus-information statement, duly call a meeting of its stockholders for the purpose of voting upon the Share Issuance. This special meeting to vote on the Share Issuance is the meeting contemplated by the Merger Agreement. Unless the Gardner Denver board has effected a Change of Recommendation in accordance with the Merger Agreement, Gardner Denver is required to use its reasonable best efforts to solicit proxies from its stockholders in favor of the Share Issuance and to take all other action necessary or advisable to secure the approval of Gardner Denver’s stockholders of the Share Issuance.

Representations and Warranties

In the Merger Agreement, Gardner Denver has made representations and warranties to Ingersoll Rand relating to Gardner Denver and Merger Sub, and Ingersoll Rand has made representations and warranties to Gardner Denver and Merger Sub relating to Ingersoll Rand and Ingersoll Rand Industrial, in each case, as of the date of the Merger Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the date of the closing of the merger (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;
•	authority to enter into the Merger Agreement (and other Transaction Documents);
•	absence of conflicts with or violations of governance documents, other obligations or laws;
•	board of directors and shareholder/stockholder approvals;
•	governmental approvals;
•	capital structure;
•	financial statements;
•	absence of investigations or litigation;
•	compliance with applicable laws;
•	material contracts;
•	employee benefit matters and labor matters;
•	tax matters;
•	payment of fees to brokers or finders in connection with the Transactions;
•	insurance;
•	licenses;
•	interests in real property;
•	intellectual property matters;
•	environmental matters;
•	absence of certain changes or events;
•	absence of anti-takeover plan;
•	accuracy of information supplied for use in this proxy statement/prospectus-information statement and the registration statement to be filed by Ingersoll Rand with respect to the Reorganization and the Distribution; and
•	financing.

Gardner Denver has also made representations and warranties to Ingersoll Rand relating to the receipt by the Gardner Denver board of directors of an opinion of Gardner Denver’s financial advisor and the required vote of the Gardner Denver stockholders on the transactions contemplated by the Merger Agreement, including the Share Issuance. Ingersoll Rand has also made representations and warranties to Gardner Denver and Merger Sub relating to the sufficiency of assets held by the Ingersoll Rand Industrial Group and the absence of certain affiliate agreements between the Ingersoll Rand Industrial Group and Ingersoll Rand and its subsidiaries, in each case, after giving effect to the Reorganization.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, may, as the case may be, have a material adverse effect on Ingersoll Rand, Ingersoll Rand Industrial or Gardner Denver, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes events, occurrences, statements of facts, conditions, circumstances, developments or effects with respect to Gardner Denver or Ingersoll Rand Industrial, as applicable, has or would reasonably be expected to have a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of Gardner Denver and its subsidiaries, taken as a whole, or Ingersoll Rand Industrial and its subsidiaries, taken as a whole, as the case may be. However, none of the following, either in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a material adverse effect (other than in respect of bullet points 1, 2, 3 or 5 below, to the extent such change materially and disproportionately affects Gardner Denver and its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, compared to other companies of a similar size operating in the industries in which Gardner Denver and its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, conduct their business):

•	changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries Gardner Denver and its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, have material operations;
•	changes that are the result of factors generally affecting the industries in which Gardner Denver and the its subsidiaries or Ingersoll Rand Industrial and its subsidiaries, as applicable, operate;
•	any changes in law or U.S. GAAP (or, in each case, interpretation or enforcement thereof, after the date of the Merger Agreement);
•	the failure to meet internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date of the Merger Agreement and prior to the closing of the merger (but not, in each case, the underlying cause of, or factors contributing to, any such changes);
•	any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war, whether or not declared, civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event or any national or international calamity or crisis;
•	any actions taken or omitted to be taken, by Gardner Denver or any of its subsidiaries or Ingersoll Rand, Ingersoll Rand Industrial or any of their subsidiaries, as applicable that are expressly required to be taken by the Merger Agreement or any actions taken or omitted to be taken with Ingersoll Rand’s or Gardner Denver’s, as applicable, prior written consent or at Ingersoll Rand’s or Gardner Denver’s, as applicable, written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Gardner Denver or Ingersoll Rand, as applicable, of all material and relevant facts and information;
•	the public announcement or pendency or consummation of the transactions contemplated by the Merger Agreement, including the impact thereof on the relationship of Gardner Denver or any of its subsidiaries or Ingersoll Rand Industrial and any of its subsidiaries, as applicable, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship (other than in the context of the representations and warranties made as to the absence of conflicts with or violations of governance documents, other obligations or laws, governmental approvals and certain contracts); and

•	decline in the stock price or change in the trading volume of Ingersoll Rand or Gardner Denver stock, as applicable (but not, in each case, the underlying cause of, or factors contributing to, any such decline or changes).

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of Gardner Denver and Ingersoll Rand (with respect to Ingersoll Rand Industrial and its subsidiaries and the Ingersoll Rand Industrial Business has agreed that prior to the effective time of the merger, except as contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law or consented to by the other party thereto (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, it will conduct its business in the ordinary course consistent with past practice and, to the extent consistent therewith, it will use its reasonable best efforts to preserve its business organizations intact and maintain existing relations and goodwill with governmental authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its business’ and its subsidiaries’ present employees and agents.

In addition, Gardner Denver has agreed that, prior to the effective time of the merger, except as required or expressly contemplated by the Merger Agreement or the other Transaction Documents, required by applicable law, or consented to by Ingersoll Rand (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Gardner Denver will not, and will cause its subsidiaries not to, take any of the following actions:

•	adopt, make or propose any change in the certificate of incorporation or bylaws (or similar organizational documents) of Gardner Denver;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of goods or services in the ordinary course of business consistent with past practice or any acquisitions with a value not exceeding of $50,000,000 in the aggregate (in each case, subject to the obligation not to enter into any transaction or agreement which would materially delay or materially adversely affect Gardner Denver’s ability to obtain certain necessary antitrust, competition and other approvals necessary for the consummation of the transactions contemplated by the Merger Agreement);
•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Gardner Denver or any of its subsidiaries (other than the issuance of shares (A) by a wholly-owned subsidiary of Gardner Denver to Gardner Denver or another wholly-owned subsidiary or (B) in respect of the settlement of Gardner Denver equity awards (“Equity Awards”) granted pursuant to the Equity Plans in accordance with their terms and, as applicable, the terms of the Equity Plans as in effect on the date of the Merger Agreement), securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than the issuance of annual Equity Awards and issuance of Equity Awards in connection with new hires or promotions, in each case, in the ordinary course of business consistent with past practice);
•	make any material loans, advances, guarantees or capital contributions to or investments in any person or entity (other than to Gardner Denver or a wholly-owned subsidiary of Gardner Denver) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $10,000,000 in the aggregate (in each case, subject to the obligation not to enter into any transaction or agreement which would materially delay or materially adversely affect Gardner Denver’s ability to obtain certain necessary antitrust, competition and other approvals necessary for the consummation of the transactions contemplated by the Merger Agreement);

•	(A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends paid by any direct or indirect wholly-owned subsidiary of Gardner Denver to Gardner Denver or to any other direct or indirect wholly-owned subsidiary of Gardner Denver or (B) enter into any agreement with respect to the voting of its capital stock;
•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than (i) the withholding of shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of Equity Awards in accordance with their terms and, as applicable, the Equity Plans as in effect on the date of the Merger Agreement and (ii) repurchases of shares of Gardner Denver common stock pursuant to Gardner Denver’s announced stock repurchase program);
•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person or entity, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Gardner Denver or any of its subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business, (B) indebtedness for borrowed money under Gardner Denver’s existing revolving credit facility incurred in the ordinary course of business, (C) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business or (D) guarantees of indebtedness of wholly-owned subsidiaries of Gardner Denver;
•	make any material changes with respect to accounting policies or procedures, except as required by U.S. GAAP;
•	compromise, settle or agree to settle any actions or investigation (including any action or investigation relating to the Merger Agreement or the transactions contemplated thereby) other than compromises, settlements or agreements in the ordinary course of business that (i) other than pursuant to clause (ii) directly below, involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Gardner Denver or its subsidiaries or (ii) involve the payment of an amount not in excess of $20,000,000 in the aggregate for actions relating to, or arising from, alleged exposure to asbestos;
•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than certain permitted liens), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of intellectual property rights, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $50,000,000 in the aggregate;
•	except as otherwise required by benefit plans, policies or certain contracts as of the date of the Merger Agreement, (A) adopt, enter into, amend or increase the benefits under any benefit plan if such action would increase the benefits provided to any employee of Gardner Denver or any of its subsidiaries or the cost for providing such benefits (except to the extent permitted by the following clause (B)) or (B) grant any increase in compensation or severance pay to any employee of Gardner Denver or any of its subsidiaries other than (x) increases in base salary or wages for employees whose base compensation is less than $225,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries and base wage rates in the ordinary course of business or (z) in connection with a promotion or job reassignment in the ordinary course of business;
•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Retirement Income Security Act of 1974 (“ERISA”) plan in which employees of Gardner Denver or any of its subsidiaries participate that is required by law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP or the IRS;
•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;
•	(i) except in the ordinary course of business or as required by law, terminate or fail to use commercially reasonable efforts to renew certain material contracts to which Gardner Denver or a Gardner Denver subsidiary is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (ii) except in the ordinary course of business, enter into any contract that would have been a Gardner Denver material contract under the Merger Agreement were it in effect as of the date of the Merger Agreement;
•	engage in any activity that would constitute a breach of the employee non-solicitation provision applicable to Gardner Denver in the Employee Matters Agreement if the Employee Matters Agreement were fully executed and effective as of the date of the Merger Agreement;
•	make, change or revoke any material tax election or settle, compromise or abandon any material tax liability, in each case (i) other than in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Gardner Denver and the Gardner Denver subsidiaries taken as a whole; or
•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

In addition, Gardner Denver has agreed that, prior to the effective time of the merger, it will and will cause each of its subsidiaries to (i) prepare and timely file all tax returns that it is required to file; (ii) timely pay all taxes shown to be due and payable on such tax returns; and (iii) promptly notify Ingersoll Rand of any notice of any action or audit in respect of any tax matters (or any significant developments with respect to ongoing actions or audits in respect of such tax matters).

Ingersoll Rand has agreed that, prior to the effective time of the merger, except as required or expressly contemplated by the Merger Agreement, the Reorganization or the other Transaction Documents, required by applicable law or consented to by Gardner Denver (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Ingersoll Rand will not, and will cause Ingersoll Rand and its subsidiaries not to, take any of the following actions with respect to Ingersoll Rand Industrial and its subsidiaries or the Ingersoll Rand Industrial Business:

•	adopt, make or propose any change in the certificate of incorporation or bylaws (or similar organizational documents) of Ingersoll Rand Industrial or any of its subsidiaries;
•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of goods or services in the ordinary course of business consistent with past practice or any acquisitions with a value not exceeding of $50,000,000 in the aggregate (in each case, subject to the obligation not to enter into any transaction or agreement which would materially delay or materially adversely affect Gardner Denver’s ability to obtain certain necessary antitrust, competition and other approvals necessary for the consummation of the transactions contemplated by the Merger Agreement), subject to certain exceptions relating to properties subject to hazardous materials or located in certain countries;
•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Ingersoll Rand Industrial or any of its subsidiaries, securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than the issuances to Ingersoll Rand Industrial subsidiaries arising from the Distribution);
•	make any material loans, advances, guarantees or capital contributions to or investments in any person or entity, other than to Ingersoll Rand Industrial or a wholly-owned subsidiary of Ingersoll Rand Industrial;
•	(A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of Ingersoll Rand Industrial or any of its subsidiaries except for dividends paid by any direct or indirect wholly-owned subsidiary of Ingersoll Rand

Industrial to Ingersoll Rand Industrial or to any other direct or indirect wholly-owned subsidiary of Ingersoll Rand Industrial or (B) enter into any agreement with respect to the voting of the capital stock of Ingersoll Rand Industrial or any of its subsidiaries;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of Ingersoll Rand Industrial or any of its subsidiaries (other than the withholding of shares to satisfy withholding tax obligations upon the exercise, vesting or settlement of Ingersoll Rand’s equity awards in accordance with their terms and, as applicable, Ingersoll Rand’s stock plans as in effect on the date of the Merger Agreement);
•	incur any indebtedness for borrowed money or guarantee such indebtedness of another person or entity, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Ingersoll Rand Industrial or any of its subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $50,000,000 in the aggregate, (B) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (C) any debt incurred by the Ingersoll Rand Industrial Group to finance the Ingersoll Rand Industrial Payment or (D) guarantees of indebtedness of wholly-owned subsidiaries of Ingersoll Rand Industrial;
•	make any material changes with respect to accounting policies or procedures of Ingersoll Rand Industrial, its subsidiaries or its business, except as required by U.S. GAAP;
•	compromise, settle or agree to settle any actions or investigation (including any action or investigation relating to the Merger Agreement or the transactions contemplated hereby) that would be assets or liabilities of Ingersoll Rand Industrial (as allocated pursuant to the Separation Agreement) at the effective time of the merger, other than compromises, settlements or agreements in the ordinary course of business that (i) other than pursuant to clause (ii) directly below, involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Ingersoll Rand Industrial or its subsidiaries or (ii) involve the payment of an amount not in excess of $2,000,000 in the aggregate for actions relating to, or arising from, alleged exposure to asbestos;
•	transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than certain permitted liens), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of intellectual property rights, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;
•	except as otherwise required by benefit plans, law, policies or certain contracts as of the date of the Merger Agreement or where the cost would be entirely borne by Ingersoll Rand, (A) adopt, enter into, amend or increase the benefits under any benefit plan if such action would increase the benefits provided to any Industrial Employee or the cost for providing such benefits (except to the extent permitted by the following clause (B)) or (B) grant any increase in compensation or severance pay to any Industrial Employee other than (x) increases in base salary or wages for employees whose base compensation is less than $225,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries and base wage rates in the ordinary course of business or (z) in connection with a promotion or job reassignment in the ordinary course of business;
•	materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA plan in which Industrial Employees participate that is required by law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by U.S. GAAP or the IRS;
•	with respect to the business of Ingersoll Rand Industrial, (A) hire any new employee (other than to replace a terminated employee or, solely where such employee would be a Group 1 Employee (generally defined in the Employee Matters Agreement as each employee of Ingersoll Rand or any of its subsidiaries whose employment was dedicated exclusively to the Ingersoll Rand Industrial Business and who was employed by Ingersoll Rand Industrial), Group 2 Employee (generally defined in the Employee Matters Agreement as each employee of Ingersoll Rand or any of its subsidiaries whose employment was dedicated exclusively to the Ingersoll Rand Industrial Business but who was not employed by Ingersoll Rand Industrial) or Group 3 Employee (generally defined in the Employee Matters Agreement as each employee of Ingersoll Rand or any of its subsidiaries, other than a Group 1 Employee or Group 2 Employee, who provided 50% of his or her services to the Ingersoll Rand Industrial Business) upon hiring, to fill open job positions in the ordinary course of business) or assign any existing Ingersoll Rand employee to the business of Ingersoll Rand Industrial such that such individual becomes an Industrial Employee, or (B) transfer the employment or reallocate the duties or responsibilities of any Industrial Employee employed as of the date of the Merger Agreement, such that such person would not be an Industrial Employee at the closing of the merger;

•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;
•	issue to Industrial Employees any additional equity awards under the IR Stock Plans that would be subject to the Employee Matters Agreement, or modify or waive the terms of any outstanding Ingersoll Rand equity awards or any IR Stock Plan as applied to any outstanding equity awards, in each case, that are subject to the Employee Matters Agreement;
•	engage in any activity that would constitute a breach of the employee non-solicitation provision applicable to Ingersoll Rand in the Employee Matters Agreement if the Employee Matters Agreement were fully executed and effective as of the date of the Merger Agreement;
•	(i) except in the ordinary course of business or as required by law, terminate or fail to use commercially reasonable efforts to renew certain material contracts which Ingersoll Rand Industrial or any of its subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (ii) except in the ordinary course of business, enter into any contract that would have been an Ingersoll Rand Industrial material contract under the Merger Agreement were it in effect as of the date of the Merger Agreement;
•	except in the ordinary course of business, enter into or amend any agreement or arrangement that will be a contract allocated to Ingersoll Rand Industrial under the Separation Agreement as of the closing of the merger with any affiliate of Ingersoll Rand or any of its subsidiaries (other than Ingersoll Rand Industrial or any of its subsidiaries);
•	amend or modify the acquisition agreement (other than immaterial amendments or modifications) or amend or modify in any material respect any ancillary agreement in respect of the acquisition of Precision Flow Systems (the “Pending Acquisition” and such agreements, the “Pending Acquisition Agreements”), waive, release or assign any rights, obligations or conditions under any Pending Acquisition Agreements in a manner materially adverse to Ingersoll Rand Industrial, grant any material affirmative consent under any Pending Acquisition Agreement or fail to use commercially reasonable efforts to complete such Pending Acquisition on the terms and conditions set forth in the Pending Acquisition Agreement;
•	fail to make a certain amount of capital expenditures for the Ingersoll Rand Industrial Business, excluding variations below such amount not exceeding 5%, in the aggregate;
•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;
•	make, change or revoke any material tax election in respect of the Ingersoll Rand Industrial Business that would bind Ingersoll Rand Industrial or any of its subsidiaries for periods following the effective time of the merger or settle, compromise or abandon any material tax liability of which Ingersoll Rand Industrial or any of its subsidiaries would be responsible under the Tax Matters Agreement, in each case other than (i) in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Ingersoll Rand Industrial and its subsidiaries taken as a whole;

•	take or refrain from taking any action in respect of working capital of the Ingersoll Rand Industrial Business that is outside of the ordinary course of business consistent with past practices, including (w) delaying the payment of accounts payable of, or other amounts owed to any person or entity by, the Ingersoll Rand Industrial Business, (x) accelerating the receipt of accounts receivable of, or other amounts owed by any person or entity to, the Ingersoll Rand Industrial Business, (y) deferring the purchase of inventory pursuant to orders received or anticipated, or (z) amending or waiving any credit or collection policy of the Ingersoll Rand Industrial Business, in each case of clauses (w), (x), (y) and (z) other than in the ordinary course of business consistent with past practice; or
•	agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

In addition, Ingersoll Rand has agreed that, prior to the effective time of the merger, it will cause Ingersoll Rand Industrial and each of its subsidiaries to (i) prepare and timely file all tax returns that it is required to file; (ii) timely pay all taxes shown to be due and payable on such tax returns; and (iii) promptly notify Gardner Denver of any notice of any action or audit in respect of any tax matters (or any significant developments with respect to ongoing actions or audits in respect of such tax matters).

Tax Matters

The Merger Agreement contains certain additional covenants relating to the preservation of the tax-free status of: (1) the transfer of assets and liabilities to Ingersoll Rand Industrial pursuant to the Reorganization and the Distribution and (2) the merger. Additional representations, warranties and covenants relating to the tax-free status of the Reorganization, Distribution and certain related transactions are contained in the Tax Matters Agreement. Ingersoll Rand and Gardner Denver agree to use their reasonable best efforts to (1) cause the Distribution, together with certain related transactions, to qualify as a “reorganization” within the meaning of Section 368(a), 361 and 355 of the Code and (2) cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Reorganization, the Distribution and the Merger—Tax Matters Agreement.”

SEC Filings

Gardner Denver, Ingersoll Rand and Ingersoll Rand Industrial have agreed to jointly prepare this proxy statement/prospectus-information statement, the registration statement with respect to the issuance of shares of Gardner Denver common stock in the merger and the registration statement for the distribution of Ingersoll Rand Industrial common stock in the Distribution, and to use reasonable best efforts to have each registration statement declared effective by the SEC as promptly as practicable after being filed.

Gardner Denver is required under the terms of the Merger Agreement to mail this proxy statement/prospectus-information statement to its stockholders as promptly as practicable after the SEC declares this proxy statement/prospectus-information statement effective. Ingersoll Rand is similarly required under the terms of the Merger Agreement to mail the registration statement and documents relating to the Distribution to its stockholders as promptly as practicable after the registration statement has become effective.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use its reasonable best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable laws to consummate and make effective the merger and the other transactions contemplated by the Merger Agreement as soon as practicable after the date thereof, including preparing and filing all forms, registrations, petitions, notices, and filings required to be made to consummate the merger and the other transactions contemplated by the Merger Agreement, satisfying the conditions to consummating the Merger and the other transactions contemplated by the Merger Agreement and taking all reasonable actions to avoid or eliminate each and every impediment to the closing of the merger.

Each party to the Merger Agreement has also agreed to make its respective filings under the HSR Act within 20 business days of the execution of the Merger Agreement and, as promptly as practicable and advisable, to make any other required filings under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information or documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable.

In addition, each of the parties has agreed to take, or cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental authority with respect to the merger so as to enable the closing of the merger to occur as soon as reasonably possible, including proposing, negotiating, committing to, and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Ingersoll Rand Industrial (or Ingersoll Rand Industrial’s subsidiaries) or Gardner Denver (or Gardner Denver’s subsidiaries), as applicable, or otherwise taking or committing to take actions that limit Ingersoll Rand Industrial’s or its subsidiaries’ or Gardner Denver’s or Gardner Denver’s subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Ingersoll Rand Industrial (or Ingersoll Rand Industrial’s subsidiaries) or Gardner Denver (or Gardner Denver’s subsidiaries), in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the closing of the merger (provided that the effectiveness of any such sale, divestiture, license or disposition or action or commitment must be conditioned upon closing of the merger and Ingersoll Rand will not take or agree to any of the foregoing actions without the prior written consent of Gardner Denver). However, the parties to the Merger Agreement will not have to take any such action that require sales, divestitures, dispositions, licenses or other remedial action in respect of any assets or businesses of Gardner Denver (or the Gardner Denver subsidiaries) or Ingersoll Rand Industrial (or the Ingersoll Rand Industrial subsidiaries) (1) that, in the aggregate in the United States account for more than $200 million of revenue generated during the 12-month period ended December 31, 2019 or (2) that, in the aggregate in all jurisdictions including outside of the United States, account for more than $400 million of revenue generated during the 12-month period ended December 31, 2019.

No Solicitation

The Merger Agreement contains provisions restricting Gardner Denver’s ability to seek an alternative transaction. Under these provisions, Gardner Denver agrees that it will not, and will cause its subsidiaries and representatives not to, directly or indirectly:

•	solicit or initiate or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to a Competing Proposal (as defined below);
•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, a Competing Proposal, or provide any information or data to any person or entity in connection with the foregoing, in each case, except to notify such person or entity of the existence of the non-solicitation provisions of the Merger Agreement;
•	otherwise knowingly facilitate any effort or attempt to make a Competing Proposal; or
•	resolve or agree to do any of the foregoing.

The Merger Agreement provides that the term “Competing Proposal” means any proposal or offer from a third party relating to:

•	a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Gardner Denver resulting in, or any proposal or offer which if consummated would result in, any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole; or
•	any acquisition by any person, entity or group (as defined in or under Section 13 of the Exchange Act) other than Gardner Denver or any of its subsidiaries, Ingersoll Rand, Ingersoll Rand Industrial or any affiliate thereof resulting in, or any proposal or offer which if consummated would result in any person, entity or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Gardner Denver common stock, or 20% or more of the total assets taken as a whole.

Gardner Denver has agreed to cease and cause to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Competing Proposal (other than with Ingersoll Rand and its affiliates and their representatives).

Under the Merger Agreement, Gardner Denver must promptly (and, in any event, within 24 hours) notify Ingersoll Rand if any inquiries, proposals or offers with respect to a Competing Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, Gardner Denver or any of its representatives indicating, in connection with such notice, the name of such person or entity making the Competing Proposal and providing copies of any written requests, proposals or offers, including proposed agreements, the material terms and conditions of any proposals or offers and thereafter agrees to keep Ingersoll Rand reasonably informed on a reasonably current basis of the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto).

Notwithstanding the covenants described in the foregoing paragraphs in this section, prior to the receipt of the approval of Gardner Denver stockholders of the Share Issuance, Gardner Denver is permitted to provide information to, and engage or otherwise participate in discussions and negotiations with, a person or entity who has made an unsolicited, written, bona fide Competing Proposal that did not result from a breach of the foregoing non-solicitation provisions by Gardner Denver if, prior to providing such information and engaging or otherwise participating in such discussions and negotiations (1) the Gardner Denver board of directors has determined, in good faith that after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable law and (2) the Gardner Denver board of directors has determined in good faith and after consultation with its outside legal counsel and financial advisor that such Competing Proposal either constitutes a Superior Proposal (as defined below) or could reasonably be expected to lead to a Superior Proposal.

The Merger Agreement provides that the term “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references to 20% in the definition thereof being replaced by 50%) made by a third party which did not result from a breach of the non-solicitation provisions of the Merger Agreement and which, in the good faith judgment of the Gardner Denver board of directors after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Gardner Denver’s stockholders, from a financial point of view, than the merger and the other transactions contemplated by the Merger Agreement, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Ingersoll Rand pursuant to the notification provisions of the Merger Agreement described below in response to such Superior Proposal.

Board Recommendation

Gardner Denver has agreed in the Merger Agreement that the Gardner Denver board of directors will not (each action constituting a “Change of Recommendation”):

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Ingersoll Rand, the recommendation of the Gardner Denver board of directors that Gardner Denver stockholders approve the Share Issuance;
•	authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Competing Proposal;
•	fail to include the recommendation of the Gardner Denver board of directors that Gardner Denver stockholders approve the Share Issuance in this proxy statement/prospectus-information statement; or
•	fail to recommend against a tender offer or exchange offer for Gardner Denver common stock within 10 business days after the commencement of such offer.

Notwithstanding the foregoing, the Gardner Denver board of directors may, prior to but not after the time stockholder approval of the Share Issuance is obtained, make a Change of Recommendation, if a material event, fact, development or occurrence has occurred with respect to Gardner Denver and its subsidiaries or the business of Gardner Denver and its subsidiaries, in each case taken as a whole, that is neither known, nor reasonably foreseeable by the Gardner Denver board of directors as of or prior to the date of the Merger Agreement or, if known and reasonably foreseeable by the Gardner Denver board of directors as of the date of the Merger Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Gardner Denver board of directors as of the date of the Merger Agreement (“Intervening Event”) and after consulting with its outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law. However, any event, fact, development or occurrence that involves or relates to a Competing Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event. The Gardner Denver board of directors may also, at any time prior to but not after the time stockholder approval to the Share Issuance is obtained, make a Change of Recommendation or authorize Gardner Denver to terminate the Merger Agreement to enter into a definitive written agreement with respect to a Superior Proposal if Gardner Denver has received a Competing Proposal that the Gardner Denver board of directors has determined in good faith, after consulting with its financial advisor and outside legal counsel, constitutes a Superior Proposal and, after consulting with its outside legal counsel, that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable law.

Gardner Denver may not take the action described above, unless prior to taking such action:

•	it has notified Ingersoll Rand in writing of its intention to take such action at least five business days prior to taking such action and the basis thereof, including in the case of a Superior Proposal, the terms and conditions of such Superior Proposal, and in the case of an Intervening Event, a description of such Intervening Event;
•	Gardner Denver must have negotiated in good faith with Ingersoll Rand during the notice period to enable Ingersoll Rand to propose changes to the terms of the Merger Agreement intended to cause the Superior Proposal to no longer constitute a Superior Proposal or such Intervening Event not to be material;
•	the Gardner Denver board of directors concludes in good faith, after consultation with Gardner Denver’s outside legal counsel and taking into account any amendments or revisions to the Merger Agreement agreed to by Ingersoll Rand in writing prior to the end of the notice period, that the failure to make a Change of Recommendation continues to be inconsistent with the Gardner Denver board of directors’ fiduciary duties to Gardner Denver stockholders under applicable law; and
•	any material amendment or other material revisions to the terms of a Competing Proposal will be deemed to be a new Competing Proposal, including for purposes of the notice period, and any material change in the event, occurrence or facts constituting an Intervening Event shall require Gardner Denver to provide a new written notice to Ingersoll Rand of the terms of such amended Superior Proposal or details of such Intervening Event, as applicable, giving Ingersoll Rand two business days for each subsequent amendment or event, as applicable, to make an offer to revise the terms of the Merger Agreement.

The Merger Agreement provides that Gardner Denver is not prohibited from making disclosures to its stockholders of any Competing Proposal under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of the Exchange Act. However, Gardner Denver is required to reaffirm in any such disclosure the Gardner Denver board of directors’ recommendation in favor of the Share Issuance.

Financing

In connection with entering into the Merger Agreement, Gardner Denver and Ingersoll Rand Industrial entered into a commitment letter dated as of April 30, 2019 (as amended and restated on May 31, 2019, the “Ingersoll Rand Industrial Commitment Letter”) with certain financial institutions (the “Ingersoll Rand Industrial Commitment Parties”). Pursuant to the Ingersoll Rand Industrial Commitment Letter among other things, the Ingersoll Rand Industrial Commitment Parties committed to provide Ingersoll Rand Industrial or another member of the Ingersoll Rand Industrial Group with a $1.9 billion senior secured first lien term loan facility (the “Ingersoll Rand Industrial Term Loan Facility”) subject to the terms and conditions of the Ingersoll Rand Industrial Commitment Letter. See “Debt Financing.”

The Merger Agreement provides that Gardner Denver will use reasonable best efforts to take all actions necessary, proper or advisable to consummate the debt financing contemplated by the Ingersoll Rand Industrial Commitment Letter as promptly as practicable after the date of the Merger Agreement on the terms and conditions of the Ingersoll Rand Industrial Commitment Letter. Furthermore, pursuant to the Merger Agreement, Gardner Denver is required to, and to cause its affiliates to:

•	maintain the Ingersoll Rand Industrial Commitment Letter in effect until the earlier of the initial funding of the financing or the effectiveness of the Financing Agreements (as defined below);

•	negotiate definitive agreements with respect to the financing, on the terms and conditions contained in the Ingersoll Rand Industrial Commitment Letter or on such other terms that would not be prohibited by certain financing provisions contained in the Merger Agreement (the “Financing Agreements”) and deliver to Ingersoll Rand Industrial a copy thereof as promptly as practicable (and no later than one business day after such execution), and upon the effectiveness thereof, maintain the Financing Agreements in effect until the initial funding of the Financing;
•	comply with the obligations that are set forth in the Ingersoll Rand Industrial Commitment Letter that are applicable to Gardner Denver or any subsidiary of Gardner Denver and satisfy on a timely basis all conditions precedent to the availability of the financing set forth in the Ingersoll Rand Industrial Commitment Letter and the Financing Agreements that are within its control;
•	fully enforce the rights of Gardner Denver under the Ingersoll Rand Industrial Commitment Letter and the Financing Agreements; and
•	use reasonable best efforts to arrange for the financing to be available for Ingersoll Rand Industrial to draw upon and consummate at or prior to the Distribution.

The Merger Agreement provides that if any portion of the Ingersoll Rand Industrial Term Loan Facility or the related definitive agreements becomes, or it becomes reasonably likely that it may become, unavailable on the terms and conditions contemplated in the Ingersoll Rand Industrial Commitment Letter the Financing Agreements, Gardner Denver will use reasonable best efforts to obtain promptly alternative financing that is sufficient to make the payments to be made to Ingersoll Rand under the Separation Agreement, which does not contain conditions precedent to the funding thereof that are less favorable to Gardner Denver or Ingersoll Rand Industrial than the conditions precedent to the financing set forth in the Ingersoll Rand Industrial Commitment Letter and ensure that such financing is consistent with the contemplated tax-free treatment of certain aspects of the Transactions. Gardner Denver will be subject to the same obligations described in the preceding paragraph with respect to any such alternative financing arrangements.

Gardner Denver has agreed to keep Ingersoll Rand informed of the status of its efforts to arrange the debt financing. Except in limited circumstances, Gardner Denver may not, without Ingersoll Rand Industrial’s consent, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver of the Ingersoll Rand Industrial Commitment Letter in a manner that adds new or expands on the conditions precedent to the funding, would reduce the aggregate amount of the financing, would limit the rights and remedies of Gardner Denver against the lenders to the funding or that would otherwise prevent, impair or delay the consummation of the Transactions.

Each of Ingersoll Rand (on behalf of Ingersoll Rand Industrial) and Ingersoll Rand Industrial agreed to use (and cause their respective subsidiaries to use) its reasonable best efforts to provide, at the sole expense of Gardner Denver, and to use its reasonable best efforts to cause its representatives to provide, the cooperation reasonably requested by Gardner Denver that is necessary, proper or customary in connection with the arrangement and consummation of the financing described in this section.

Non-Competition

Under the Merger Agreement, for a period starting on the closing date of the merger and ending five years after the closing date of the merger:

•	Ingersoll Rand has agreed that neither it nor its subsidiaries will, without the prior written consent of Gardner Denver, engage, directly or indirectly, in the Ingersoll Rand Industrial Business, as conducted as of the closing date of the merger (the “Restricted Ingersoll Rand Industrial Business”) in the territories in which the Ingersoll Rand Industrial Business operates on the closing date of the merger; and
•	Gardner Denver has agreed that neither it nor any of its subsidiaries will, without the prior written consent of Ingersoll Rand, engage, directly or indirectly, in the HVAC and refrigeration businesses of Ingersoll Rand as conducted as of the closing date of the merger (the “Restricted ClimateCo Business”) in the territories in which Ingersoll Rand operates on the closing date of the merger.

The restrictions in the preceding paragraph do not apply to prohibit:

•	Ingersoll Rand or its subsidiaries from engaging in the businesses conducted by Ingersoll Rand or its subsidiaries (excluding the Ingersoll Rand Industrial Business) on the closing date of the merger or prohibit Gardner Denver or its subsidiaries from engaging in the business conducted by Gardner Denver or its subsidiaries (including the Ingersoll Rand Industrial Business) on the closing date of the merger;
•	Ingersoll Rand or its subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any person or entity engaged in the Restricted Ingersoll Rand Industrial Business or Gardner Denver or its subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any person or entity engaged in the Restricted ClimateCo Business; or
•	Ingersoll Rand or its subsidiaries or Gardner Denver or its subsidiaries from being acquired in whole or in part (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution or otherwise) by, or engaging in a business combination, merger-of-equals or similar transaction (regardless of the structure of such transaction) with, any person or entity (other than an affiliate of Ingersoll Rand or its subsidiaries or Gardner Denver or its subsidiaries, as applicable), and the restrictions in the preceding paragraph shall cease to have any force and effect following any such acquisition.

Notwithstanding the prohibitions described above:

•	Ingersoll Rand may directly or indirectly acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in or securities of any person or entity that derived no more than 20% of its total revenues in its most recently completed fiscal year from activities that constitute the Restricted Ingersoll Rand Industrial Business; and
•	Gardner Denver may directly or indirectly acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in or securities of any person or entity that derived no more than 20% of its total revenues in its most recently completed fiscal year from activities that constitute the Restricted ClimateCo Business.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements (with certain exceptions specified in the Merger Agreement) relating to:

•	access to each of Gardner Denver’s and Ingersoll Rand’s properties, contracts and books and records and personnel prior to the closing of the merger;
•	preservation of the indemnification provisions in the governing documents of Ingersoll Rand Industrial with respect to directors, officers, employees or agents of Ingersoll Rand Industrial;
•	advance consent requirements for certain public announcements concerning the transactions contemplated by the Merger Agreement;
•	steps required to cause any disposition of Gardner Denver common stock or acquisitions of Ingersoll Rand Industrial common stock resulting from the Transactions by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Gardner Denver or Ingersoll Rand Industrial to be exempt under Rule 16b-3 promulgated under the Exchange Act;
•	Ingersoll Rand’s and Ingersoll Rand Industrial’s obligations to ensure Ingersoll Rand Industrial has a sufficient number of authorized shares to effect the issuances under the Distribution;

•	Ingersoll Rand’s obligation to deliver to Gardner Denver certain audited and unaudited financial statements for Ingersoll Rand Industrial and Precision Flow Systems;
•	the continued obligations of Gardner Denver and Ingersoll Rand with respect to certain confidentiality restrictions in existing agreements;
•	Gardner Denver’s and Ingersoll Rand’s obligations to cause all Transaction Documents to be executed and delivered at the closing of the merger;
•	Gardner Denver’s and Ingersoll Rand’s obligation to complete the services schedule to the Transition Services Agreement (and Ingersoll Rand’s related obligations to provide relevant information), to obtain required approvals and notifications thereto, to negotiate full form documents on the basis of the Headquarters Lease Term Sheet, Supply Agreement Term Sheet and Tender Agreement Term Sheet as exhibited to the Merger Agreement and to adhere to the terms of the Employee Matters Agreement prior to the closing of the merger;
•	defense of any stockholder action brought against Gardner Denver and/or its directors in connection with the Transactions;
•	claims by Ingersoll Rand, Gardner Denver and each of their respective subsidiaries for liabilities released pursuant to the Separation Agreement;
•	Ingersoll Rand’s obligations to hold a meeting of its shareholders to seek a change in its corporate name; and
•	certain updates to the disclosure schedules to the Merger Agreement prior to the closing of the merger.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the merger are subject to the satisfaction of, or if permitted under applicable law, waiver of, the following conditions:

•	the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of applicable consents, authorizations, orders, or approvals required under other competition laws in China, the European Union, Mexico, Russia, South Africa and Turkey and under foreign investment laws in France and other material consents by national government authorities necessary to permit consummation of the Reorganization, the Distribution and the merger in material compliance with applicable law;
•	the consummation of the Reorganization and the Distribution in accordance with the Separation Agreement;
•	the effectiveness of this proxy statement/prospectus-information statement and the registration statement of Ingersoll Rand Industrial and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto and the shares of Gardner Denver common stock to be issued pursuant to the Share Issuance being approved for listing on the NYSE, subject to official notice of issuance;
•	the approval by Gardner Denver stockholders of the Share Issuance; and
•	the absence of any law or action by a governmental authority that enjoins, restrains or prohibits the consummation of the Reorganization, the Distribution or the merger.

Ingersoll Rand’s and Ingersoll Rand Industrial’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Gardner Denver and Merger Sub of all obligations and covenants required under the Merger Agreement to be complied with or performed by them on or prior to the effective time of the merger;
•	the truth and correctness of the representations and warranties of Gardner Denver set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;

•	the receipt by Ingersoll Rand of a certificate, dated as of the closing date of the merger, signed by a senior officer of Gardner Denver certifying the satisfaction of the conditions described in the preceding two bullet points;
•	receipt by Ingersoll Rand of a tax opinion from its U.S. and Irish tax counsel, which opinion has not been withdrawn or modified in any material respect; and
•	the entry by Gardner Denver (or its subsidiary) and Merger Sub into all other applicable Transaction Documents, and performance in all material respects of all covenants thereunder to be performed prior to the effective time of the merger, and each such Transaction Document shall be in full force and effect.

Gardner Denver’s and Merger Sub’s obligations to effect the merger are subject to the satisfaction or, if permitted by applicable law, waiver, of the following additional conditions:

•	the performance or compliance in all material respects by Ingersoll Rand and Ingersoll Rand Industrial of all covenants required under the Merger Agreement to be complied with or performed by it on or prior to the effective time of the merger;
•	the truth and correctness of the representations and warranties of Ingersoll Rand set forth in the Merger Agreement, generally both when made and at the time of the closing of the merger, subject to certain specified materiality standards;
•	the receipt by Gardner Denver of a certificate, dated as of the closing date of the merger, signed by a senior officer of Ingersoll Rand certifying the satisfaction of the conditions described in the preceding two bullet points;
•	the receipt by Gardner Denver of a tax opinion from its U.S. tax counsel, which opinion has not been withdrawn or modified in any material respect; and
•	the entry by Ingersoll Rand (or its subsidiary) and Ingersoll Rand Industrial into all applicable other Transaction Documents, and performance in all material respects of all covenants thereunder to be performed prior to the effective time of the merger, and each such Transaction Document shall be in full force and effect.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the merger by the mutual written consent of Gardner Denver and Ingersoll Rand. Also, subject to specified qualifications and exceptions, either Gardner Denver or Ingersoll Rand may terminate the Merger Agreement at any time prior to the consummation of the merger if:

•	any governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Transaction becomes final and non-appealable or any law shall have been enacted, entered, enforced or deemed applicable to the Transactions that prohibits, makes illegal or enjoins the consummation of the Transactions;
•	the merger has not been consummated on or prior to October 30, 2020 (the “outside date”); or
•	Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver’s stockholders held for such purpose (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Gardner Denver may terminate the Merger Agreement if:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance and subject to payment by Gardner Denver to Ingersoll Rand of the termination fee described below, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal and Gardner Denver enters into such agreement, in circumstances where Gardner Denver in compliance with the non-solicitation provisions is permitted to terminate the Merger Agreement and accept such Superior Proposal; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Ingersoll Rand or Ingersoll Rand Industrial in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Gardner Denver’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by Gardner Denver to Ingersoll Rand and (ii) one business day before the outside date.

In addition, subject to specified qualifications and exceptions, Ingersoll Rand may terminate the Merger Agreement if:

•	the Gardner Denver board of directors effects a Change of Recommendation, whether or not permitted by the terms of the Merger Agreement, or the Gardner Denver board of directors or any committee thereof shall have resolved to make, or Gardner Denver shall have publicly announced, a Clover Change of Recommendation; or
•	there has been a breach of any representation, warranty, covenant or agreement made by Gardner Denver in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement that would cause Ingersoll Rand’s and Ingersoll Rand Industrial’s obligation to consummate the merger described above not to be satisfied, and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) 30 days after written notice thereof is given by Ingersoll Rand to Gardner Denver and (ii) one business day before the outside date.

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fees and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for material willful breach prior to termination.

Termination Fees and Expenses Payable in Certain Circumstances

The Merger Agreement provides that upon termination of the Merger Agreement under specified circumstances, Gardner Denver is required to pay Ingersoll Rand a termination fee of $176 million (the “Termination Fee”), less any expense reimbursement paid as described in the third paragraph of this subsection. The circumstances under which the Termination Fee would be payable include:

•	the Gardner Denver board of directors or any committee thereof, prior to receipt of stockholder approval of the Share Issuance, authorizes Gardner Denver’s entry into a definitive agreement with respect to a Superior Proposal and Gardner Denver enters into such agreement, in circumstances where Gardner Denver in compliance with the non-solicitation provisions is permitted to terminate the Merger Agreement and accept such Superior Proposal;
•	if Ingersoll Rand terminates the Merger Agreement following a Change of Recommendation (or a resolution or a public announcement of a Change of Recommendation) by the Gardner Denver board of directors; or
•	if (1) a Competing Proposal with respect to Gardner Denver is publicly made and not withdrawn at least two business days prior to specified events, (2) the Merger Agreement is terminated (A) for a failure to obtain Gardner Denver stockholder approval for the Share Issuance, (B) because Gardner Denver has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the merger would not be satisfied or (C) because the transactions contemplated by the Merger Agreement have not been consummated prior to the outside date and (3) Gardner Denver consummates, or enters into a definitive agreement with respect to a Competing Proposal (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”) within twelve months of the termination of the Merger Agreement.

In no event will Gardner Denver be required to pay more than one termination fee.

If the Merger Agreement is terminated because Gardner Denver’s stockholders fail to approve the Share Issuance at the meeting of Gardner Denver stockholders, Gardner Denver will be required to reimburse Ingersoll Rand in cash for certain out-of-pocket fees and expenses incurred by Ingersoll Rand in connection with the Transactions, up to a maximum of $35 million in the aggregate.

Payment of the termination Fee will be Ingersoll Rand’s and Ingersoll Rand Industrial’s sole and exclusive remedy against Gardner Denver and Merger Sub, unless Ingersoll Rand commences an action alleging Gardner Denver has committed a material willful breach.

Specific Performance

In the Merger Agreement, the parties agree any breach of the Merger Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled, in the event of any actual or threatened default or breach of any of the terms or conditions or provisions of the Merger Agreement, the aggrieved party will have the right to specific performance and injunctive or other equitable relief in respect of its rights under the Merger Agreement or any other Transaction Document, including the right to enforce specifically the other parties’ obligations to consummate the transactions contemplated by the Merger Agreement, if the conditions to the consummation of such transactions have been satisfied or waived.

Amendments

The Merger Agreement may not be amended or modified, in whole or in part, except by an instrument in writing duly signed by an authorized representative of each party to the Merger Agreement that expressly references the Merger Agreement.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation and Distribution Agreement, dated as of April 30, 2019, as may be amended from time to time, by and between Ingersoll Rand and Ingersoll Rand Industrial, which is incorporated by reference in this proxy statement/prospectus-information statement. Shareholders of Ingersoll Rand and stockholders of Gardner Denver are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide Gardner Denver stockholders and Ingersoll Rand shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this proxy statement/prospectus-information statement. It is not intended to provide any other factual information about Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver or Merger Sub. Information about Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver or Merger Sub can be found elsewhere in this proxy statement/prospectus-information statement and in the documents incorporated by reference into this proxy statement/prospectus-information statement. See also “Where You Can Find Additional Information; Incorporation By Reference.”

Descriptions regarding the assets and liabilities conveyed to Ingersoll Rand Industrial and retained by Ingersoll Rand contained in the Separation Agreement are qualified by certain information that has been exchanged separately between Ingersoll Rand and Ingersoll Rand Industrial and that is not reflected in the Separation Agreement. Accordingly, Gardner Denver stockholders and Ingersoll Rand shareholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged separately between Ingersoll Rand and Ingersoll Rand Industrial.

Overview

The Separation Agreement provides for the separation of Ingersoll Rand Industrial from Ingersoll Rand. Among other things, the Separation Agreement specifies which assets of Ingersoll Rand related to the Ingersoll Rand Industrial Business are to be transferred to, and which liabilities of Ingersoll Rand related to the Ingersoll Rand Industrial Business are to be assumed by, Ingersoll Rand Industrial and its subsidiaries and other entities, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which Ingersoll Rand and Ingersoll Rand Industrial will become separate and independent companies. The matters addressed by the Separation Agreement include the matters described below.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of Ingersoll Rand and Ingersoll Rand Industrial as part of the separation of Ingersoll Rand into two independent companies, and it provides for when and how these transfers, assumptions and assignments will occur. For the purpose of the Separation Agreement, the assets consist of any and all assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other third persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected, or required to be recorded or reflected, on the books and records or financial statements of the applicable person. Liabilities consist of any and all debts, guarantees, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, and whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of the applicable person, including those arising under any law, claim, demand, action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental authority and those arising under any contract, release or warranty, or any fines, damages or equitable relief which may be imposed.

In particular, the Separation Agreement provides that subject to the terms and conditions contained therein, assets primarily related to the Ingersoll Rand Industrial Business will generally be retained by or transferred to Ingersoll Rand Industrial, including, among others:

•	assets listed on certain schedules to the Separation Agreement;
•	shares of capital stock and other equity interests in certain subsidiaries and other entities of the Ingersoll Rand Industrial Group;
•	contracts (or portions thereof) primarily related to the Ingersoll Rand Industrial Business;
•	assets reflected on the combined audited balance sheet of the Ingersoll Rand Industrial Group as of December 31, 2018 or the accounting records supporting such balance sheet, and any assets acquired by or for the Ingersoll Rand Industrial Business after the date of such balance sheet which would have been reflected on such balance sheet had such assets been acquired on or before the date of such balance sheet;
•	cash and cash equivalents up to $25 million and all bank accounts, lock boxes and other deposit arrangements, exclusively used in, held for use in or related to the Ingersoll Rand Industrial Business;
•	certain intellectual property rights allocated to the Ingersoll Rand Industrial Group, as further described under “IP Matters Agreement” below;
•	certain rights under occurrence-based insurance policies in place prior to the closing of the merger to the extent such policies provide coverage to members of the Ingersoll Rand Industrial Group and on the basis that any retrospective premiums, deductibles or other similar obligations arising from any claim(s) by the Ingersoll Rand Industrial Group will be borne by the Ingersoll Rand Industrial Group;
•	certain offices, manufacturing facilities and other owned real property and leases, subleases, licenses or other agreements governing leased real property allocated to the Ingersoll Rand Industrial Group, as further described under “Additional Agreements Related to the Separation, the Distribution and the Merger—Real Estate Matters Agreement” below;
•	certain fixtures, machinery, equipment, tools, automobiles, trucks and other transportation equipment, office equipment, tangible IT assets, furnishings and other tangible property located at physical sites of the Ingersoll Rand Industrial Group;
•	certain books and records of Ingersoll Rand which materially relate to the Ingersoll Rand Industrial Business;
•	rights and assets expressly transferred to a member of the Ingersoll Rand Industrial Group pursuant to the terms of the Separation Agreement or any other Transaction Document to be entered into in connection with the Reorganization; and
•	all assets owned or held immediately prior to the time of the Distribution by Ingersoll Rand or any of its subsidiaries primarily used in, held for use in or related to the Ingersoll Rand Industrial Business to the extent not otherwise expressly covered by the preceding bullet points, the list of excluded assets below or by the terms of a Transaction Document other than the Separation Agreement.

All of the assets other than the assets allocated to Ingersoll Rand Industrial will be retained by, or transferred to, Ingersoll Rand. The Separation Agreement identifies specific assets that will not be allocated to Ingersoll Rand Industrial, including:

•	assets listed on certain schedules to the Separation Agreement;
•	cash and cash equivalents, other than cash or cash equivalents up to $25 million or as expressly otherwise provided in the Transaction Documents;
•	shares of capital stock and other equity interests in certain subsidiaries and other entities held by Ingersoll Rand that are not members of the Ingersoll Rand Industrial Group;
•	contracts not allocated to the Ingersoll Rand Industrial Group;
•	intellectual property rights owned by Ingersoll Rand or any of its subsidiaries that are not allocated to the Ingersoll Rand Industrial Group;
•	owned and leased real property allocated to Ingersoll Rand or any of its subsidiaries;
•	certain books and records of Ingersoll Rand which do not materially relate to the Ingersoll Rand Industrial business;
•	permits, approvals and authorizations from governmental authorities which are by their terms not transferable; and
•	other assets that are expressly contemplated by the Transaction Documents as assets to be retained by Ingersoll Rand or any of its subsidiaries.

The Separation Agreement provides that liabilities related to the Ingersoll Rand Industrial Business or the assets allocated to Ingersoll Rand Industrial will generally be retained by or transferred to Ingersoll Rand Industrial, including:

•	liabilities to the extent relating to, arising out of or resulting from (A) the operation of the Ingersoll Rand Industrial Business at any time before, at or after the Distribution, (B) the operation of any business conducted by any member of the Ingersoll Rand Industrial Group at any time after the Distribution, (C) assets allocated to the Ingersoll Rand Industrial Group; and (D) any environmental condition or matter subject to or regulated by environmental law at any time to the extent relating to, arising out of or resulting from (i) any properties owned, leased or occupied by any member of the Ingersoll Rand Industrial Group from and after the time of the Distribution; (ii) the ownership, occupancy or use of the assets allocated to Ingersoll Rand Industrial pursuant to the Separation Agreement; (iii) the presence on or release of hazardous materials on or from any assets allocated to Ingersoll Rand Industrial pursuant to the Separation Agreement; (iv) the conduct or operation of the Ingersoll Rand Industrial Business; or (v) the use, treatment, release, handling, transportation or disposal of hazardous materials by the Ingersoll Rand Industrial Business or by or on behalf of any member of the Ingersoll Rand Industrial Group;
•	liabilities reflected on the combined audited balance sheet of the Ingersoll Rand Industrial Group as of December 31, 2018 or the accounting records supporting such balance sheet and any liabilities arising or assumed after the date of such balance sheet which would have been reflected on such balance sheet had such liabilities arisen or been assumed on or before the date of such balance sheet;
•	liabilities arising out of or resulting from: (A) the debt incurred by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to finance the Ingersoll Rand Industrial Payment; (B) all capitalized and operating lease obligations that expire on or before the time of the Distribution to the extent such leases are Ingersoll Rand Industrial assets as allocated pursuant to the Separation Agreement; (C) indebtedness of Ingersoll Rand Industrial to the extent taken into account in determining the post-closing adjustment described below; and

•	liabilities that are expressly provided by the Separation Agreement or any other Transaction Document to be assumed by Ingersoll Rand Industrial or any other member of the Ingersoll Rand Industrial Group, and all agreements, obligations and liabilities of Ingersoll Rand Industrial or any other member of the Ingersoll Rand Industrial Group under the Separation Agreement or any other Transaction Document.

All of the liabilities other than the liabilities allocated to Ingersoll Rand Industrial will be retained by or transferred to Ingersoll Rand. The Separation Agreement identifies specific liabilities that will not be allocated to Ingersoll Rand Industrial, including:

•	liabilities listed on certain schedules to the Separation Agreement;
•	liabilities of Ingersoll Rand or any of its subsidiaries to the extent relating to, arising out of or resulting from any assets not allocated to the Ingersoll Rand Industrial Group or relating to, arising out of or resulting from any disposed or discontinued business or operations of Ingersoll Rand and its subsidiaries as of the time of the Distribution, other than disposed or discontinued business or operations that were part of the compression technologies and services, club car and the fluid management, material handling and power tools strategic business units of Ingersoll Rand or Precision Flow Systems, including any divested assets, operations or discontinued product lines of those strategic business units;
•	all liabilities relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor engaged by any member of the Ingersoll Rand Group or, to the extent the relevant engagement was entered into prior to the time of the Distribution, any member of the Ingersoll Rand Industrial Group, in each case in connection with the transactions contemplated by the Separation Agreement or the Transaction Documents, other than as contemplated in the Merger Agreement or any Transaction Documents and excluding any fees, commissions of expenses with respect to debt incurred by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to finance the Ingersoll Rand Industrial Payment;
•	all liabilities to the extent relating to, arising out of or resulting from the indemnification of any director, officer, manager, agent or employee of Ingersoll Rand or any of its affiliates (including the Ingersoll Rand Industrial Group) on or prior to the time of the Distribution to the extent such director, officer, manager, agent or employee is or becomes a named defendant in any shareholder derivative suit brought by shareholders of Ingersoll Rand against Ingersoll Rand arising from Transactions, with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations;
•	liabilities relating to, arising out of, or resulting from the actual or alleged exposure of any person to asbestos (“asbestos liabilities”), including those relating to, arising out of or resulting from the compression technologies and services, fluid management strategic business units or any former products or business lines of similar application or end use made, sold or serviced by any such business, or former locations of any such business that made, sold or serviced such products or business lines, other than asbestos liabilities of any member of the Ingersoll Rand Group at any time relating to, arising out of or resulting from the club car, material power handling, power tools strategic business units or Precision Flow Systems;
•	any environmental condition or matter subject to or regulated by environmental law at any time to the extent relating to, arising out of or resulting from the ownership, occupancy or use of any property of Ingersoll Rand or the use, treatment, release, handling, transportation or disposal of hazardous materials on or from any property of the Ingersoll Rand Group; and
•	liabilities that are expressly contemplated by the Transaction Documents to be retained or assumed by Ingersoll Rand or any of its subsidiaries, and all agreements, obligations and other liabilities of Ingersoll Rand or any of its subsidiaries under the Transaction Documents.

Information in this proxy statement/prospectus-information statement with respect to the assets and liabilities of Ingersoll Rand Industrial and Ingersoll Rand following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation Agreement and the other Transaction Documents, unless the context otherwise requires.

Consents and Delayed Transfers

The Separation Agreement provides that Ingersoll Rand Industrial and Ingersoll Rand will use reasonable best efforts to obtain or make any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations, information or reports to be submitted to, or other filings or consultations to be made with any third person required for the transfer or assignment of any assets or the assumption of any liabilities under the Separation Agreement. However, except as expressly provided in any Transaction Documents, neither Ingersoll Rand Industrial nor Ingersoll Rand will be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any person for such action.

The transfer or assignment of assets or the assumption of liabilities, as the case may be, will be automatically deemed deferred (unless Ingersoll Rand and Ingersoll Rand Industrial determine otherwise) if and to the extent that the valid, complete and perfected transfer or assignment of such assets or the assumption of such liabilities would be a violation of applicable law or require any approvals or notifications that have not been made or obtained at or prior to the Distribution until such time as all legal impediments are removed or such approvals and notifications have been obtained or made. The party retaining such asset will hold such asset in trust for the use and benefit of the other (at such other party’s expense) until properly conveyed. Any party retaining an asset or liability due to the deferral of the transfer or assignment of such asset or the deferral of the assumption of such liability, as the case may be, is not be obligated to expend any money unless the necessary funds are advanced (or otherwise made available or agreed in advance to be reimbursed) by the other party entitled to such asset or liability, as the case may be, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed. The obligations to obtain or make such approvals and notifications will generally terminate 24 months after the Distribution.

Shared Assets and Contracts

The Separation Agreement provides that Ingersoll Rand and Ingersoll Rand Industrial will use their reasonable best efforts to separate assets and contracts that relate both to the Ingersoll Rand Industrial Business and Ingersoll Rand’s other businesses into separate assets and contracts so that the Ingersoll Rand Industrial Group or Ingersoll Rand and its subsidiaries, as applicable, will retain the rights and benefits, and be subject to the liabilities, with respect to or arising from each shared asset or contract to the extent relating to its business on substantially the same terms and conditions applicable to its business immediately prior to the time of the Distribution with respect to such shared asset. If any third-party consent to the separation of such asset or contract has not been obtained or the separation has not been completed as of the Distribution, then Ingersoll Rand and Ingersoll Rand Industrial will use reasonable best efforts to develop and implement mutually agreed arrangements to pass along the benefits and liabilities of the portion of any such shared asset or contracts as relates to the other party’s business. If and when any such consent is obtained, such asset will be separated. These obligations with respect to shared assets and contracts will terminate 24 months after the Distribution. Except as expressly provided in any Transaction Documents, neither Ingersoll Rand Industrial nor Ingersoll Rand will be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any person for such separation. Pending the separation of each shared asset or shared contract, the parties shall use their reasonable best efforts to maintain good relations with any obligees or other counterparties in connection with such shared asset or shared contract, keep such shared asset in good condition (ordinary course wear and tear excepted) and, in the case of shared contracts, comply in all material respects with the terms thereof and refrain from voluntarily terminating such shared contract.

Financing

On or before the date of the Distribution, subject to the terms and conditions of the Merger Agreement, Ingersoll Rand Industrial or a member of the Ingersoll Rand Industrial Group will enter into a definitive agreement or agreements providing for indebtedness in an aggregate principal amount of $1.9 billion which will be used to fund the Ingersoll Rand Industrial Payment.

Contribution

Prior to the Distribution, in consideration of the transfer to Ingersoll Rand Industrial of the specified assets and liabilities contemplated by the Reorganization, Ingersoll Rand Industrial will issue to Ingersoll Rand additional shares of Ingersoll Rand Industrial common stock such that the number of shares of Ingersoll Rand Industrial common stock then outstanding will be equal to the number of shares of Ingersoll Rand Industrial common stock necessary to effect the Distribution.

The Distribution

In the Distribution, Ingersoll Rand will distribute all of the outstanding shares of Ingersoll Rand Industrial common stock to Ingersoll Rand shareholders. The Separation Agreement provides that the Distribution may be effected, at Ingersoll Rand’s option, by way of a spin-off, in which Ingersoll Rand would make a pro rata distribution of Ingersoll Rand Industrial common stock to Ingersoll Rand shareholders, or a split-off, in which Ingersoll Rand would exchange ordinary shares of Ingersoll Rand for shares of Ingersoll Rand Industrial common stock. Ingersoll Rand intends to effect the Distribution as a spin-off.

The Ingersoll Rand board of directors (or a committee thereof), in accordance with applicable law, will establish a record date and the date of the Distribution, and Ingersoll Rand will establish appropriate procedures in connection with, and to effectuate in accordance with applicable law, the Distribution. All shares of Ingersoll Rand Industrial common stock held by Ingersoll Rand on the date of the Distribution will be distributed to the holders of record of ordinary shares of Ingersoll Rand in the manner determined by Ingersoll Rand. Each holder of ordinary shares of Ingersoll Rand on the record date will be entitled to receive for each ordinary share held by such holder on the record date a number of shares of Ingersoll Rand Industrial common stock equal to (i) the total number of shares of Ingersoll Rand Industrial common stock held by Ingersoll Rand on the date of the Distribution, multiplied by (ii) a fraction, the numerator of which is the number of shares of ordinary shares of Ingersoll Rand held by such holder on the record date and the denominator of which is the total number of shares of ordinary shares of Ingersoll Rand outstanding on the record date.

Upon the consummation of the spin-off, Ingersoll Rand will deliver to the distribution agent, a global certificate representing the Ingersoll Rand Industrial common stock being distributed in the spin-off for the account of the Ingersoll Rand shareholders that are entitled thereto and will take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The distribution agent will hold such certificate for the account of the Ingersoll Rand shareholders pending the merger.

Conditions to the Distribution

The Separation Agreement provides that Ingersoll Rand and Ingersoll Rand Industrial will cooperate to cause the conditions to the Distribution to be satisfied and to effect the Distribution at the time of the Distribution upon such satisfaction (or waiver) thereof. In addition, Ingersoll Rand will use its reasonable best efforts to obtain an opinion from an independent appraisal firm to the Ingersoll Rand board of directors (or a designated committee thereof) as to the solvency of Ingersoll Rand Industrial after giving effect to the Ingersoll Rand Industrial Payment and the consummation of the Contribution and the Distribution.

The obligation of Ingersoll Rand to complete the Distribution is subject to the satisfaction or waiver by Ingersoll Rand (subject to the limitation that certain waivers shall also be subject to the prior written consent of Gardner Denver) of the following conditions:

•	completion of the Reorganization substantially in accordance with the plan of Reorganization (other than those steps that are expressly contemplated to occur at or after the Distribution);
•	consummation or satisfaction of the Contribution;
•	payment of the Ingersoll Rand Industrial Payment; and
•	satisfaction or waiver by the party entitled to the benefit thereof of the conditions to the obligations of the parties to the Merger Agreement to consummate the merger, in each case, other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution or merger.

Post-Closing Adjustments

The Separation Agreement provides for a post-closing adjustment, which will be an amount equal to:

•	the amount by which the working capital of Ingersoll Rand Industrial Group as of immediately prior to the time of the Distribution is greater or less than a target working capital amount, which target amount will be determined based on the average working capital of Ingersoll Rand Industrial and such subsidiaries on a combined basis for the twelve months ended on the last completed quarter immediately prior to the time of the Distribution (or if the Distribution occurs on a date that is a quarter end, that quarter end);

•	minus the amount of debt and debt-like obligations of the Ingersoll Rand Industrial Group, including obligations for borrowed money and debt instruments, obligations under capitalized leases, obligations under hedging arrangements, deferred purchase price of property or goods, earn-out obligations, accrued severance obligations and guarantees of the foregoing but excluding (i) undrawn or uncalled debt, (ii) any amount taken into account in working capital as described in the preceding bullet point, (iii) indebtedness between wholly-owned members of the Ingersoll Rand Industrial Group and (iv) any debt incurred by the Ingersoll Rand Industrial Group to finance the Ingersoll Rand Industrial Payment;
•	minus the absolute value of the amount by which the Ingersoll Rand Industrial Group’s cash and cash equivalents are less than $25 million.

If the adjustment amount is a positive amount, then Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) will pay to Ingersoll Rand (or one of its affiliates) the absolute value of that amount. If the adjustment amount is a negative amount, then Ingersoll Rand (or one of its affiliates) will pay to Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) the absolute value of that amount. Calculation of the above amounts are subject to a dispute resolution mechanism set forth in the Separation Agreement in the event that Ingersoll Rand Industrial and Ingersoll Rand do not agree on such amounts. In addition, to the extent the amount of cash and cash equivalents, subject to certain adjustments described in the Separation Agreement, held in accounts of the Ingersoll Rand Industrial Group exceeds $25 million, such amount will be paid to Ingersoll Rand.

Access To Information; Record Retention

The Separation Agreement provides for the access to information:

•	Until the sixth (6th) anniversary of the date of the Distribution (or such longer period as such access is required under applicable law), each of Ingersoll Rand Group and Ingersoll Rand Industrial Group agrees to provide to the other Group and its representatives, as soon as reasonably practicable after written request therefor, any information in the possession or under the control of such respective Group which the requesting party reasonably needs to (i) comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities laws) by a governmental authority having jurisdiction over the requesting party, (ii) carry out its human resources functions or to establish, assume or administer its benefit plans or payroll functions, (iii) use in any judicial, regulatory, administrative or other proceeding, in each case other than adversarial actions, (iv) satisfy financial or statutory audit, accounting or other similar requirements or (v) comply with its obligations (or confirm compliance by the other parties with their obligations) under the Separation Agreement, the Merger Agreement or any other Transaction Document. In the case of information reasonably requested by a party to satisfy its financial and statutory audit requirements, the access is extend until the tenth (10th) anniversary of the date of the Distribution;
•	Until the sixth (6th) anniversary of the date of the Distribution (or such longer period as such access is required under applicable law), (i) each of Ingersoll Rand and Ingersoll Rand Industrial and their respective representatives will have access during regular business hours to any information that relates to their business retained by or in the possession of any member of the other Group and (ii) each of Ingersoll Rand and Ingersoll Rand Industrial may obtain copies (but not originals unless it is allocated as their asset) of documents for bona fide business purposes;
•	Until the second (2nd) Ingersoll Rand fiscal year-end occurring after the date of the Distribution, each of Ingersoll Rand and Ingersoll Rand Industrial will use its commercially reasonable efforts to cooperate with the other party’s information requests to enable (i) the other party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting; (ii) the other party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements; and (iii) such other party to respond to any request or official comment from a governmental authority.

The Tax Matters Agreement governs the provision of tax records. Any information owned by one Group that is provided to a requesting party will be deemed to remain the property of the providing party, except where such information is an asset of the requesting party pursuant to the provisions of the Separation Agreement, the Merger Agreement or any other Transaction Document. The party requesting information agrees to reimburse the other party for the reasonable out-of-pocket costs and expenses incurred by such other party in connection with the provision of information.

To facilitate the possible exchange of information and other provisions of the Separation Agreement, from and after the time of the Distribution, the parties agree to use their commercially reasonable efforts to retain all information in their respective possession or control and that no party will destroy any information without first offering to deliver such information to the other party, at the other party’s cost and expense.

No party shall have any liability to any other party in the event that any information exchanged or provided pursuant to the Separation Agreement is found to be inaccurate, in the absence of fraud or willful misconduct by the party providing such information.

Treatment of Intercompany Agreements, Receivables and Payables

The Separation Agreement provides that all agreements that are between members of the Ingersoll Rand Industrial Group, on the one hand, and Ingersoll Rand and its subsidiaries, on the other hand, and that do not involve any third parties will be terminated as of the Distribution, except for the Separation Agreement, the Merger Agreement and the other Transaction Documents, certain confidentiality agreements and other arrangements specified in the Transaction Documents. The Separation Agreement provides that all intercompany receivables owed and intercompany payables due solely between members of the Ingersoll Rand Industrial Group, on the one hand, and Ingersoll Rand and its subsidiaries, on the other hand, will be eliminated, by discharge or otherwise, and cancelled in their entirety, effective immediately prior to the effective time of the Distribution, other than any that arise pursuant to a Transaction Document, which will be settled in accordance with the terms of such Transaction Document.

The Separation Agreement also provides that by the time of the Distribution or as soon as possible thereafter, all bank and brokerage accounts owned by a member of the Ingersoll Rand Industrial Group will be de-linked from the accounts owned by Ingersoll Rand or any of its subsidiaries, and all bank and brokerage accounts owned by Ingersoll Rand or any of its subsidiaries will be de-linked from the accounts owned by a member of the Ingersoll Rand Industrial Group. Further, any outstanding checks issued by Ingersoll Rand, Ingersoll Rand Industrial or any of their respective subsidiaries prior to the time of the Distribution will be honored from and after the time of the Distribution by a person or entity or a group owning the account on which the check is drawn, without limiting the ultimate allocation of liability for such amounts under the Separation Agreement or any other Transaction Document. As between Ingersoll Rand and Ingersoll Rand Industrial (and the members of their respective Groups), except to the extent prohibited by applicable law, all payments and reimbursements received after the time of the Distribution by either party (or member of its Group) to which the other party (or member of its Group) is entitled under the Separation Agreement shall be held by such receiving party in trust for the use and benefit of the party entitled thereto and, within sixty (60) days of receipt, such receiving party will pay over the amount of such payment or reimbursement without right of setoff.

Releases

The Separation Agreement provides that, except as expressly provided in the Separation Agreement, the Merger Agreement or any other Transaction Document, Ingersoll Rand Industrial and its affiliates will release and discharge Ingersoll Rand and its affiliates from all liabilities to the extent existing or arising from any acts and events occurring or failing to occur, and any conditions existing, at or prior to the time of the Distribution, including in connection with the implementation of the Reorganization, the Distribution and the merger. The Separation Agreement provides that, except as expressly provided in the Separation Agreement, the Merger Agreement or other Transaction Document, Ingersoll Rand Industrial and its affiliates will release and discharge Ingersoll Rand and its affiliates from all liabilities to the extent existing or arising from any acts and events occurring or failing to occur, and any conditions existing, at or prior to the time of the Distribution, including in connection with the implementation of the Reorganization, the Distribution and the merger.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Reorganization, which agreements include, among others, the Separation Agreement, the Merger Agreement and the other Transaction Documents.

Indemnification

In the Separation Agreement, Ingersoll Rand Industrial agrees to indemnify, defend and hold harmless each member of Ingersoll Rand Group, each of Ingersoll Rand’s affiliates, and each of their respective directors, officers and employees, and each of their heirs, executors, successors and assigns, from and against all liabilities to the extent relating to, arising out of or resulting from:

•	any liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to the Ingersoll Rand Industrial Group pursuant to the Separation Agreement;
•	the failure of any member of the Ingersoll Rand Industrial Group or any other person or entity to pay, perform or otherwise promptly discharge any liabilities allocated to Ingersoll Rand Industrial, whether prior to, at or after the effective time of the merger;
•	any breach by any member of the Ingersoll Rand Industrial Group of the Separation Agreement or other Transaction Documents (other than the Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein and excluding any provision that by its terms does not survive the effective time of the merger) after the effective time of the merger; and
•	liabilities of any member of the Ingersoll Rand Group to the extent relating to the actual or alleged exposure of any person to asbestos at any time to the extent relating to, arising out of or resulting from the club car, material power handling or power tools strategic business units or Precision Flow Systems.

Ingersoll Rand agrees to indemnify, defend and hold harmless each member of the Ingersoll Rand Industrial Group, each of Ingersoll Rand Industrial Group’s affiliates and each of their respective directors, officers and employees, and each of their heirs, executors, successors and assigns, from and against all liabilities relating to, arising out of or resulting from:

•	the liabilities described under “Transfer of Assets and Assumption of Liabilities” as allocated to Ingersoll Rand and its subsidiaries pursuant to the Separation Agreement;
•	the failure of Ingersoll Rand or any of its subsidiaries, members of the Ingersoll Rand Industrial Group or any other person or entity, to pay, perform or otherwise promptly discharge any of the liabilities allocated to Ingersoll Rand, whether prior to, at or after the time of the Distribution; and
•	any breach by (i) any member of the Ingersoll Rand Industrial Group prior to the effective time of the merger, or (ii) Ingersoll Rand or any of its subsidiaries of the Separation Agreement or other Transaction Documents (other than Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein and excluding any provision that by its terms does not survive the effective time of the merger).

If the indemnification described above is, as a matter of law, unavailable or insufficient to hold harmless an indemnified party in respect of such liabilities for which they would otherwise be indemnified (and for which indemnification would otherwise be provided), then the indemnifying party will contribute to the amount paid or payable by the indemnified party in respect of such non-indemnified liabilities in proportion to the relative fault and benefit of the indemnifying party and the indemnified party. Solely for purpose of determining relative fault of this paragraph: (a) any fault associated with the conduct of the business of Ingersoll Rand prior to the effective time will be deemed to be allocated to Ingersoll Rand and the other members of the Ingersoll Rand Group, and no such fault will be deemed to be the fault of Ingersoll Rand Industrial or any other member of the Ingersoll Rand Industrial Group; and (b) any fault associated with the conduct of the business of Ingersoll Rand Industrial prior to the effective time will be deemed to be the fault of Ingersoll Rand Industrial and the other members of the Ingersoll Rand Industrial Group, and no such fault shall be deemed to be the fault of Ingersoll Rand or any other member of the Ingersoll Rand Group

Under the Separation Agreement, the amount of any indemnifiable loss will be reduced by any insurance proceeds or similar amounts actually recovered by the indemnified party in respect of the indemnifiable loss, if an indemnified party receives a payment (an “Indemnity Payment”) required by the Separation Agreement from an indemnifying party in respect of any liability and subsequently receives insurance proceeds in respect of such liability, then the indemnified party will pay to the indemnifying party an amount equal to such insurance proceeds but not exceeding the amount of the Indemnity Payment paid by the indemnifying party in respect of such liability. An insurer who would otherwise be obligated to pay any claim is not relieved of the responsibility or have any subrogation rights solely by virtue of the indemnification provisions of the Separation Agreement. The indemnified party will use its commercially reasonable efforts to seek to collect or recover any third-party insurance proceeds to which the indemnified party is entitled in connection with any liability for which the indemnified party seeks indemnification pursuant to the Separation Agreement. The indemnified party’s ability or inability to collect or recover any such insurance proceeds does not limit the indemnifying party’s obligations under the Separation Agreement.

Any Indemnity Payment will be decreased to take into account any actual reduction in taxes otherwise payable by the indemnified party during or prior to the taxable year in which the Indemnity Payment is made or during the two subsequent taxable years, arising from the incurrence of such indemnified liability.

The Separation Agreement also establishes procedures with respect to third-party claims subject to indemnification and related matters.

Ingersoll Rand is not required to indemnify any indemnified party of Ingersoll Rand Industrial for any liability pursuant to the Separation Agreement if and to the extent such liability was reflected in the calculation of the final adjustment amount of the working capital adjustment.

Indemnification with respect to taxes will generally be governed by the Tax Matters Agreement.

Further Assurances

In addition to the actions specifically provided for in the Separation Agreement, each of Ingersoll Rand Industrial and Ingersoll Rand agree in the Separation Agreement to use reasonable best efforts, prior to, and after the time of the Distribution, to take all actions and to do all things reasonably necessary under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation Agreement and other Transaction Documents.

Certain Additional Covenants

The Separation Agreement also addresses additional obligations of the parties relating to, among other matters, access to information, confidentiality, access to and provision of witnesses, counsel and legal privileges, treatment of outstanding guarantees, foreign exchange and hedging arrangements and information technology matters, and other matters. Certain of those obligations and covenants are described below.

IT Matters

The Separation Agreement provides that Ingersoll Rand Industrial and Ingersoll Rand and their respective subsidiaries will use their reasonable best efforts to take the actions and will pay the costs to be borne by their respective Groups with respect to the IT matters, as specifically set forth in the Separation Agreement.

FX and Hedging Arrangements

The Separation Agreement provides that Ingersoll Rand will use its reasonable best efforts to ensure that, as of immediately prior to the time of the Distribution, no member of the Ingersoll Rand Industrial Group will be a party to any hedging-related transaction (including any swap, exchange, derivative, rate, forward, hedge or other similar transactions or any combination of any of the foregoing or any options to enter into any of the foregoing) or any contracts or confirmations related thereto. As of immediately prior to the time of the Distribution, all such hedging transactions and hedging contracts will be terminated, with no further force or effect.

Guarantees

The Separation Agreement provides that Ingersoll Rand will (with the reasonable cooperation of the applicable member(s) of the Ingersoll Rand Industrial Group) use its reasonable efforts to have any member(s) of the Ingersoll Rand Industrial Group removed as guarantor of or obligor for and released from any liability retained by or transferred to Ingersoll Rand, and (ii) Ingersoll Rand Industrial will (with the reasonable cooperation of the applicable member(s) of the Ingersoll Rand Group) use its reasonable efforts to have any member(s) of the Ingersoll Rand Group removed as guarantor of or obligor for and released from any Ingersoll Rand Industrial liability.

Litigation

Each party to the Separation Agreement will direct the defense or prosecution of litigation solely related to its own business. If litigation that constitutes solely a liability or asset of Ingersoll Rand or Ingersoll Rand Industrial is commenced after the time of the Distribution naming a member of the other Group as a party thereto, then Ingersoll Rand or Ingersoll Rand Industrial, as applicable, will use its commercially reasonable efforts to cause such member of the other Group to be removed as a party to such litigation. Except in the case of an action by one of the parties against the other party, no party may add the other party to any action pending as of or after the time of the Distribution without the prior written consent of the other party.

With respect to litigation in which Ingersoll Rand Industrial entities and Ingersoll Rand entities are named and that are related to both parties’ businesses, each of Ingersoll Rand Industrial and Ingersoll Rand will be entitled to assume its own defense and will consult in good faith with each other regarding the management of the defense of such actions. Any other litigation related to both parties’ businesses will be managed by the party with the greater financial exposure with respect to the litigation, as determined in good faith by the parties, provided that if an action involves the pursuit of criminal sanctions or penalties or seeks equitable or injunctive relief against any party, that party will be entitled to control the defense of the claim. Any outside counsel employed by a party managing litigation with respect thereto shall be subject to the approval of other party The parties shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for both parties and their respective affiliates any attorney-client privilege, attorney work-product protection, joint defense or other privilege. The parties have agreed to share discovery and other joint litigation costs in proportion to their respective expected financial exposure or respective expected financial recovery. The foregoing will not apply to the asbestos-related litigation governed by the tender agreement between Ingersoll Rand, Gardner Denver and Ingersoll Rand Industrial.

Insurance

Prior to the time of the Distribution, Ingersoll Rand Industrial and the Ingersoll Rand Industrial Business will continue to be covered under insurance policies of Ingersoll Rand or the subsidiaries of Ingersoll Rand. Following the time of the Distribution, Ingersoll Rand Industrial and the Ingersoll Rand Industrial Business will no longer be covered under the insurance policies of Ingersoll Rand or the subsidiaries of Ingersoll Rand. Ingersoll Rand Industrial and the subsidiaries of Ingersoll Rand Industrial will have the right to access occurrence-based coverage (to the extent such coverage exists) for claims asserted after the time of the Distribution but arising out of an occurrence prior to the time of the Distribution, with any retrospective premiums, deductibles or similar obligations arising from such claims being borne by the Ingersoll Rand Industrial Group.

Dispute Resolution

The Separation Agreement contains provisions that govern, except as otherwise provided in certain Transaction Documents, the resolution of disputes, controversies or claims that may arise between Ingersoll Rand and Ingersoll Rand Industrial related to such agreements, the Reorganization or the Distribution. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the dispute for a specified period to a representative responsible for administering disputes appointed by each of Ingersoll Rand and Ingersoll Rand Industrial after relevant employees from those parties with knowledge and interest in the dispute have first tried to resolve the differences between the parties. Prior to the effective time of the merger, no dispute, controversy or claim may be settled without the prior written consent of Gardner Denver.

Termination

The Separation Agreement will terminate simultaneously with a valid termination of the Merger Agreement prior to the closing of the merger. Prior to the effective time of the merger, Ingersoll Rand Industrial may not agree to terminate the Separation Agreement without the prior written consent of Gardner Denver. After the effective time of the merger, the Separation Agreement may not be terminated except by an agreement in writing signed by both Ingersoll Rand and Ingersoll Rand Industrial. In the event of such a termination, neither party, nor any of their respective officers and directors, will have any liability to any person by reason of the Separation Agreement.

Debt Financing

As noted above, concurrently with the execution of the Merger Agreement, Gardner Denver and Ingersoll Rand Industrial entered into a commitment letter dated as of April 30, 2019 (as amended and restated on May 31, 2019, the “Ingersoll Rand Industrial Commitment Letter”) with certain financial institutions (the “Ingersoll Rand Industrial Commitment Parties”), pursuant to which the Ingersoll Rand Industrial Commitment Parties committed to provide the Ingersoll Rand Industrial Term Loan Facility subject to the terms and conditions of the Ingersoll Rand Industrial Commitment Letter.

It is expected that the Credit Agreement, dated as of July 30, 2013 (as amended by Amendment No. 1 to Credit Agreement, dated as of March 4, 2016, Amendment No. 2, dated as of August 17, 2017, Amendment No. 3, dated as of December 13, 2018, and Amendment No. 4 to Credit Agreement, dated as of June 28, 2019 (“Amendment No. 4”), and as further amended, restated, supplemented or otherwise modified from time to time), among Gardner Denver, as Holdings, Gardner Denver, Inc., as successor in interest to Renaissance Acquisition Corp., as the U.S. Borrower, GD German Holdings II GmbH, a company organized under the laws of Germany, as successor in interest to Gardner Denver Holdings GmbH & Co. KG, as the German Borrower, Gardner Denver Holdings Ltd., a company organized under the laws of England and Wales, as the UK Borrower, the lending institutions from time to time party thereto as lenders and Citibank, N.A., as administrative agent, swingline lender and letter of credit issuer (the “Existing Credit Agreement”) will be amended to reflect (a) the establishment of, prior to the Distribution, the Ingersoll Rand Industrial Term Loan Facility, which is expected to be deemed issued under the Existing Credit Agreement upon consummation of the merger, and (b) such other terms to be agreed with the lenders.

Pursuant to Amendment No. 4, Gardner Denver established a new senior secured revolving credit facility in an aggregate principal amount of $450 million (which will be increased to $1 billion upon the closing of the merger) (the “Revolving Credit Facility” and, together with the Ingersoll Rand Industrial Term Loan Facility, the “Facilities”). The Revolving Credit Facility is available in U.S. Dollars, Euros or Pounds Sterling and with $200 million (which will be increased to $400 million upon the closing of the merger) of the Revolving Credit Facility available for issuing letters of credit. The proceeds of the Revolving Credit Facility may be used for working capital and for other general corporate purposes, and to issue letters of credit as previously described. The Revolving Credit Facility will mature in June 2024.

It is expected that the proceeds of the Ingersoll Rand Industrial Term Loan Facility will be used in a single drawing on the closing date of the merger to pay, among other things, the Ingersoll Rand Industrial Payment.

Gardner Denver expects the Ingersoll Rand Industrial Term Loan Facility to have a 7-year maturity and that the credit documentation for the Facilities will be substantially similar to that of the Existing Credit Agreement, as modified to reflect any amendments prior to the closing date of the merger and the Transactions described in the Ingersoll Rand Industrial Commitment Letter. It is expected that Gardner Denver will have the right to request incremental term loans, increases in revolving commitments and/or incremental revolving credit facility tranches, and that the credit documentation for the Facilities have representations and warranties, affirmative and negative covenants and events of default consistent with the Existing Credit Agreement and customary for debt financings of this type.

The commitments of the lenders to enter into the credit documentation for the Ingersoll Rand Industrial Term Loan Facility are subject to various customary conditions. There can be no assurance that such credit documentation will be finalized, or on the terms outlined in the Ingersoll Rand Industrial Commitment Letter, or at all. The final terms of the credit documentation are subject to negotiation with the lenders and may vary from the terms described in the Ingersoll Rand Industrial Commitment Letter.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE DISTRIBUTION AND THE MERGER

Gardner Denver, Ingersoll Rand, Ingersoll Rand Industrial and Merger Sub and certain of their respective subsidiaries and stockholders, directors and officers, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and ongoing relationships among Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver. The material terms of these agreements are summarized below.

Employee Matters Agreement

In connection with the Transactions, Ingersoll Rand, Ingersoll Rand Industrial, and Gardner Denver have entered into an Employee Matters Agreement with respect to the transfer of certain employees of Ingersoll Rand and related matters, including terms of employment, benefit plan transition and coverage and other compensation and labor matters, and responsibility for employee and benefit plan liabilities for certain current and former employees of Ingersoll Rand. This summary is qualified by reference to the complete text of the Employee Matters Agreement, which is incorporated by reference herein and is filed as an exhibit to the registration statement of which this proxy statement/prospectus-information statement is a part.

Assumption of Certain Liabilities

With respect to the assumption of liabilities, the Employee Matters Agreement generally provides that:

•	Ingersoll Rand generally will retain responsibility for liabilities associated with employees who have been identified as employees of Ingersoll Rand or any of its subsidiaries, excluding all Industrial Employees, as defined below (collectively, the “IR Employees”) and liabilities for former employees of Ingersoll Rand or any of its subsidiaries, excluding all Industrial Employees and Former Industrial Employees, as defined below (collectively, the “Former IR Employees”);
•	Gardner Denver and its subsidiaries generally will assume responsibility for liabilities associated with employees who have been identified as employees who provided services to the Ingersoll Rand Industrial Business and/or were employed by Ingersoll Rand Industrial or any of its subsidiaries (collectively, the “Industrial Employees”) and liabilities for former employees who primarily served the Ingersoll Rand Industrial Business (collectively, the “Former Industrial Employees”); and
•	Gardner Denver and its subsidiaries specifically will assume any employment agreements between any Industrial Employee or Former Industrial Employee and Ingersoll Rand or any of its subsidiaries, agreements entered into between Ingersoll Rand or its subsidiaries and any independent contractor providing services primarily for the Ingersoll Rand Industrial Business, and the following liabilities with respect to any Industrial Employee or Former Industrial Employee: (i) collective bargaining agreements; (ii) employee compensation or benefits payable after the effective time of the merger; (iii) moving expenses and obligations that have not been paid prior to the effective time of the merger; (iv) immigration-related obligations and liabilities; (v) benefit plans sponsored or maintained by, or required to be contributed to by, Ingersoll Rand Industrial that are exclusively for the benefit of Industrial Employees and Former Industrial Employees; and (vi) liabilities with respect to claims made by, or with respect to, any Industrial Employee or Former Industrial Employee in connection with any benefit plan sponsored or maintained, or required to be contributed to by, Ingersoll Rand or its subsidiaries that is not exclusively for the benefit of Industrial Employees and Former Industrial Employees. However, if payments or losses incurred by Gardner Denver during the two-year period following the effective time of the merger with respect to Former Industrial Employees (other than for retirement plans and severance) exceed $20 million, Ingersoll Rand will reimburse Gardner Denver for the excess.

Post-Closing Maintenance of Compensation, Benefits and Work Location

With respect to employee benefits, the Employee Matters Agreement generally provides that:

•	For a period of 12 months following the effective time of the merger, Gardner Denver will provide to each Industrial Employee who continues to be employed with Gardner Denver or its subsidiaries (i) an annual base salary or base wage rate, target annual cash bonus opportunity, and commissions opportunity, as applicable, in each case that is no less than such Industrial Employee’s annual base salary or base wage rate, target cash bonus opportunity, or commissions opportunity, respectively, as in effect for such Industrial Employee immediately prior to the effective time of the merger; (ii) if applicable, a target annual equity or equity-based incentive award opportunity no less favorable than such Industrial Employee’s equity or equity-based incentive award opportunity for the year in which the effective time of the merger occurs; (iii) employee benefits and other compensation opportunities that are, in aggregate, substantially comparable to those employee benefits and other compensation opportunities in effect for such Industrial Employee immediately prior to the effective time; (iv) a principal work location that is no more than 35 miles from the Industrial Employee’s principal work location immediately prior to the effective time of the merger; and (v) relocation or repatriation benefits no less favorable than those the Industrial Employee would have received under Ingersoll Rand’s plans;

•	Prior to the effective time of the merger, Gardner Denver will establish or maintain for the benefit of Industrial Employees and Former Industrial Employees a qualified defined contribution plan;
•	Prior to the date of the Distribution, Ingersoll Rand Industrial will establish a new U.S. defined benefit pension plan to provide pension benefits to Industrial Employees and Former Industrial Employees who immediately prior to the effective time of the merger were participants in Ingersoll Rand’s U.S. defined benefit pension plan, and upon the effective time of the merger, Gardner Denver will maintain and administer and be responsible for all liabilities with respect to such plan, which plan will assume all liabilities under and a transfer of assets of Ingersoll Rand’s U.S. defined benefit pension plan;
•	From and after the Distribution, Ingersoll Rand will retain its UK pension plan;
•	Gardner Denver will assume liabilities with respect to Ingersoll Rand’s nonqualified deferred compensation plans for Industrial Employees and Former Industrial Employees, and for one year following the time of the Distribution may not terminate or amend any nonqualified deferred compensation plan in a manner adverse to any Industrial Employee (with such obligation to be effective for eight years following the Distribution for five specified senior executives);
•	Gardner Denver will establish a retiree health benefits plan for all eligible Industrial Employees and Former Industrial Employees and will maintain such plan for a period of three years following the effective time of the merger;
•	Ingersoll Rand will make a cash payment to Gardner Denver for the aggregate funding levels which are below a specified amount with respect to pension plans and nonqualified deferred compensation plans assumed by Gardner Denver and retiree health benefits liabilities to be provided to Industrial Employees and Former Industrial Employees by Gardner Denver;
•	Prior to the time of the Distribution, Ingersoll Rand will pay (i) earned but unpaid incentive compensation to Industrial Employees and Former Industrial Employees, and (ii) a bonus to eligible Industrial Employees determined based on target or actual performance during the year of the closing of the merger, and Gardner Denver will place eligible Industrial Employees in its own incentive compensation programs for the remainder of the year;
•	Gardner Denver will provide COBRA coverage for Former Industrial Employees;
•	For a period of one year following the effective time of the merger, Gardner Denver will assume all accrued vacation and provide each active Industrial Employee with paid time off according to Ingersoll Rand’s accrual schedule (or Gardner Denver’s schedule for similarly situated employees, if more favorable); and
•	Gardner Denver will (i) assume all of Ingersoll Rand’s ongoing severance obligations to Former Industrial Employees; (ii) establish a severance plan mirroring Ingersoll Rand’s severance plan to provide severance benefits to each eligible Industrial Employee, which plan cannot be terminated or amended for one year following the effective time of the merger; and (iii) for one year following the effective time of the merger, provide severance benefits to each involuntarily terminated Industrial Employee under the mirror severance plan, or if the Industrial Employee is not eligible to participate in such plan, that are no less favorable than the severance benefits provided under the ordinary severance guidelines of Ingersoll Rand, or Gardner Denver's severance policy or guideline applicable to similarly situated employees of Gardner Denver, whichever provides the greater benefit.

Treatment of Equity Compensation Awards

With respect to equity compensation awards, the Employee Matters Agreement provides, in general, for the conversion of each outstanding Ingersoll Rand equity award (other than any unvested options held by Former Industrial Employees or any vested options) granted to Industrial Employees under the IR Stock Plans into an adjusted award relating to shares of Gardner Denver common stock under the 2017 Equity Plan. Specifically:

•	Each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an Industrial Employee will be converted into a Gardner Denver option, with adjustments based on the Gardner Denver Ratio to the number of shares subject to the option and the exercise price of the option, subject to terms and conditions from and after the effective time of the merger that are substantially similar to the terms and conditions applicable to the corresponding unvested Ingersoll Rand option immediately prior to the time of the Distribution;
•	Each Ingersoll Rand restricted stock unit award held by an Industrial Employee immediately prior to the time of the Distribution will be replaced with a Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Ingersoll Rand restricted stock unit award immediately prior to the time of the Distribution; and
•	Each Industrial Employee who holds forfeited Ingersoll Rand performance stock units will be granted a replacement Gardner Denver restricted stock unit award that will cover a number of Gardner Denver restricted stock units adjusted based on the Gardner Denver Ratio, with the number of restricted stock units to be granted to be determined based on the average of the actual performance stock units by such Industrial Employee for each of the three years ending prior to the year in which the closing of the merger takes place (prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the Distribution date), subject to substantially the same terms and conditions as in effect for the corresponding award of Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date).

The Employee Matters Agreement further provides, in general, that all Ingersoll Rand equity awards, other than as described above, will be retained by Ingersoll Rand. Specifically:

•	Each Ingersoll Rand option that is vested immediately prior to the time of the Distribution (regardless of who holds such vested option) and each Ingersoll Rand option that is unvested immediately prior to the time of the Distribution and is held by an IR Employee, Former IR Employee, Former Industrial Employee, or current or former member of Ingersoll Rand’s board of directors will remain an option to purchase Ingersoll Rand ordinary shares, with adjustments based on the Ingersoll Rand Ratio to the number of shares subject to the option and the exercise price of the option, subject to the same terms and conditions after the effective time as the terms and conditions applicable to the corresponding option immediately prior to the time of the Distribution;
•	Each award of Ingersoll Rand restricted stock units held by an IR Employee, Former IR Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand restricted stock units adjusted based on the Ingersoll Rand Ratio, subject to substantially the same terms and conditions before and after the effective time of the merger; and
•	Each award of Ingersoll Rand performance stock units held by an IR Employee, Former IR Employee, Industrial Employee, or Former Industrial Employee immediately prior to the time of the Distribution will cover a number of Ingersoll Rand performance stock units adjusted based on the Ingersoll Rand

Ratio, with the number of adjusted performance stock units held by an Industrial Employee prorated based on the number of days elapsed during the applicable performance period through the date of the Distribution, subject to substantially the same terms and conditions before and after the time of the Distribution.

Restrictive Covenants

In addition, the Employee Matters Agreement provides that for a period of 18 months following the effective time of the merger, Ingersoll Rand and Gardner Denver will each be subject to non-solicitation of employees and no hire covenants.

Tax Matters Agreement

Ingersoll Rand Industrial, Ingersoll Rand, and Gardner Denver will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes of Ingersoll Rand Industrial, Ingersoll Rand, Gardner Denver and their respective subsidiares (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Reorganization, Distribution and certain related transactions to qualify for their intended tax treatment), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this proxy statement/prospectus-information statement is a part.

In general under the Tax Matters Agreement:

•	Ingersoll Rand will be responsible for (i) any U.S. federal income taxes (and any related interest, penalties or audit adjustments) imposed on Ingersoll Rand’s U.S. consolidated tax group for any period, (ii) any income taxes (and any related interest, penalties or audit adjustments) imposed on Ingersoll Rand Industrial and/or any of its subsidiaries for any tax period or portion thereof ending on or prior to the date of the Distribution, (iii) any taxes (and any related interest, penalties or audit adjustments) of Ingersoll Rand Industrial attributable to assets or activities of the Industrial Rand business which does not include the industrial segment of the Industrial Rand business as conducted prior to the Distribution, (iv) certain transaction and transfer taxes arising from the Distribution and certain related transactions and (v) any taxes resulting from an action within Ingersoll Rand’s or its subsidiaries’ control or a breach by Ingersoll Rand of any covenant set forth in the Tax Matters Agreement or other transaction document or certain events relating to Ingersoll Rand, in each case, which would cause the transactions to fail to qualify for the intended tax treatment set forth in the Tax Matters Agreement, in each case except to the extent attributable to actions or events described in clause (iii) of the following paragraph; and
•	Gardner Denver and Ingersoll Rand Industrial will be responsible for (i) any taxes (and any related interest, penalties or audit adjustments) imposed on Ingersoll Rand Industrial (provided, that Ingersoll Rand Industrial is only responsible for such income taxes for any period or portion thereof beginning after the date of the Distribution), (ii) any taxes (and any related interest, penalties or audit adjustments) attributable to the industrial segment of the Industrial Rand business as conducted prior to the Distribution (provided, that Ingersoll Rand Industrial is only responsible for such income taxes for any period or portion thereof beginning after the date of the Distribution and is not responsible for U.S. federal income taxes imposed on Ingersoll Rand’s U.S. consolidated tax group), (iii) any taxes resulting from an action within Ingersoll Rand Industrial’s or Gardner Denver’s control, a breach by Ingersoll Rand Industrial or Gardner Denver of any covenant set forth in the Tax Matters Agreement or other transaction document, certain events relating to Ingersoll Rand Industrial or Gardner Denver or certain actions by specified Gardner Denver stockholders, in each case, which would cause the transactions to fail to qualify for the intended tax treatment set forth in the Tax Matters Agreement, and (iv) taxes relating to certain equity compensation issuances to Gardner Denver employees, in each case, except to the extent attributable to actions or events described in clause (v) of the preceding paragraph.

The parties’ obligations under the agreement will not be limited in amount or subject to any cap. The Tax Matters Agreement does not provide for an indemnity to any shareholder of Ingersoll Rand Industrial (as determined immediately after the Distribution but prior to the merger) or any shareholder of Ingersoll Rand or Gardner Denver as a result of any failure of the Reorganization, Distribution or merger to qualify for their intended tax treatment.

The Tax Matters Agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In general, in the case of any tax contest with respect to the intended tax treatment of the Transactions, Ingersoll Rand will administer and control such tax contest and, in the case of any tax contest with respect to tax items on any tax return, the party that would be primarily liable under the Tax Matters Agreement to pay the applicable taxes resulting from such tax contest will administer and control such tax contest. However, the other party has participation and consent rights in any tax proceeding, if such tax proceeding involves taxes for which such other party is responsible. In addition, the Tax Matters Agreement provides for cooperation and information sharing with respect to tax matters.

The Tax Matters Agreement will also impose certain restrictions on Gardner Denver and Ingersoll Rand Industrial with respect to actions that could cause the Reorganization, Distribution and certain related transactions to fail to qualify for their intended tax treatment. Unless a ruling or will-level opinion (of counsel or an accounting firm) is received, during the two-year period following the Distribution, such restrictions on each of Gardner Denver and Ingersoll Rand Industrial include, restrictions on issuances of stock, purchases of outstanding stock, business combinations, sales or transfers of 50% or more of the gross assets of Ingersoll Rand Industrial, sales or transfers of certain active businesses, partial and full liquidations, the cessation of the active conduct of certain businesses, and certain other actions that could adversely affect the intended tax treatment of the Reorganization, Distribution and certain related transactions, subject to certain exceptions. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes that arise from (i) the failure of the Distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355, 361 and 368(a) and certain other relevant provisions of the Code, (ii) the failure of the merger to constitute a tax-free reorganization pursuant to Section 368(a) of the Code, or (iii) the failure of certain other related transactions consummated in connection with the Reorganization to qualify for their intended tax treatment, in each case, to the extent that the failure to so qualify is attributable to certain actions (or inactions) of, or certain events relating to, such party or certain persons related to such party. To the extent that the failure to qualify is not so attributable, such taxes will generally be the responsibility of Ingersoll Rand.

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

IP Matters Agreement

Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver will enter into an Intellectual Property Matters Agreement, pursuant to which Ingersoll Rand and Ingersoll Rand Industrial will transfer and license to each other certain intellectual property used in their respective businesses.

Ingersoll Rand will assign to Ingersoll Rand Industrial certain patents, trademarks, domain names and invention disclosures owned by Ingersoll Rand that have been historically allocated to Ingersoll Rand Industrial and copyrights, software, trade secrets and other unregistered IP owned by Ingersoll Rand that are primarily related to its business (collectively, the “Industrial IP”), and Ingersoll Rand Industrial will assign to Ingersoll Rand any rights it may own in any intellectual property other than the Industrial IP. As discussed in “The Transaction Agreements—The Merger Agreement—Name Change” above, Industrial IP transferred to Ingersoll Rand Industrial will include the INGERSOLL-RAND trademarks and associated domain names.

Each of Ingersoll Rand and Ingersoll Rand Industrial will grant to the other a non-exclusive, royalty-free, perpetual and irrevocable license to all patents, copyrights, trade secrets and other intellectual property (other than trademarks) owned by the applicable licensor party and used in the other party’s business immediately prior to the time of the Distribution, solely for the conduct of such business as conducted on such date, together with natural or reasonable extensions and evolutions thereof.

Furthermore, for a period of five years, each of Ingersoll Rand and Gardner Denver will covenant that it and its affiliates will not bring any claim against the other party or its respective affiliates for infringement of any intellectual property owned by the covenanting party as of the effective time of the merger, in each case, solely with respect to products, services and the conduct of the business of the industrial segment of Gardner Denver and the climate segment of Ingersoll Rand, respectively, together with natural or reasonable extensions and evolutions of such segments.

Neither party may assign the Intellectual Property Matters Agreement without the consent of the other party, except that a party may assign without consent to its affiliate or in connection with a sale or merger transaction, or in connection with certain divestitures of a business, in which case such divested business shall retain the licenses granted to it under the Intellectual Property Matters Agreement as limited to its business as of the date of the divestment and the natural or reasonable extensions or evolutions thereof.

The licenses under the Intellectual Property Matters Agreement are irrevocable, and the agreement may not be terminated except by mutual agreement of both parties.

Trademark License Agreement

Ingersoll Rand and Ingersoll Rand Industrial will enter into the Trademark License Agreement, pursuant to which Ingersoll Rand Industrial will grant Ingersoll Rand a non-exclusive, royalty-free license to use the INGERSOLL-RAND trademark, as well as other trademarks owned by Ingersoll Rand Industrial and used by Ingersoll Rand prior to the time of the Distribution (the “Licensed Marks”), solely in a manner consistent with Ingersoll Rand’s past use of such trademarks and for the purpose of transitional or “phase out” use.

The license to Ingersoll Rand shall remain in effect for the following time periods in connection with the following uses:

•	9 months with respect to the commercialization (including the manufacture, sale and distribution) of products and services offered or sold by Ingersoll Rand immediately prior to the time of the Distribution and the packaging thereof;
•	1 year with respect to building signage;
•	90 days with respect to websites, social media, email addresses, domain names and other online uses and materials;
•	90 days with respect to corporate names (and, for an additional 90 days after such name changes have been approved by the applicable authorities, with respect to stationery, business cards, invoices and other materials of such entity); and
•	180 days with respect to other uses of the Licensed Marks, including sales literature, billboards, vehicle markings and uniforms.

Solely in the event that Ingersoll Rand has not changed its corporate name as of the time of the Distribution, Ingersoll Rand Industrial will additionally grant Ingersoll Rand a non-exclusive, royalty-free license to use the name Ingersoll-Rand plc solely as the legal entity name of Ingersoll Rand and to the minimum extent required by law to operate its business, until such time as Ingersoll Rand changes its legal entity name and for a transitional period of 90 days thereafter.

Neither party may assign the Trademark License Agreement without the consent of the other party, except that a party may assign without consent to its affiliate or in connection with a sale or merger transaction, or in connection with certain divestitures of a business, in which case such divested business shall retain the licenses granted to it under the Trademark License Agreement as limited to its business as of the date of the divestment and the natural or reasonable extensions or evolutions thereof.

Transition Services Agreement

Ingersoll Rand Industrial and Ingersoll Rand will enter into a transition services agreement pursuant to which Ingersoll Rand Industrial and its affiliates and Ingersoll Rand and its affiliates will provide, on an interim, transitional basis, various services to each other and their respective affiliates. The services that will be provided under the agreement will be described in a services schedule attached to the agreement. The charges for the services will be determined on an allocated cost basis, subject to an overall annual aggregate cap.

The term of the Transition Services Agreement will be 24 calendar months after the closing date of the merger, subject to an option to extend the term of certain services or groups of services for up to 6 months if the recipient of such services reasonably determines in good faith that such extension is necessary for the operation of its business. The recipient of a particular service may terminate or reduce such service for convenience, subject to a specified minimum notice period and payment of any incremental out-of-pocket fees or expenses payable by the provider of such services to third-party providers solely as a result of such early termination. Such termination or reduction is also subject to the concurrent termination or reduction of interdependent services, if applicable, and agreement to pay any increased costs of providing any other service arising from such termination or reduction.

The liability of each party under the Transition Services Agreement will be limited to two times the amounts paid to such party for the provision of services to the other party under the agreement, except for such party’s liability with respect to its fraud, bad faith, willful misconduct or gross negligence.

Real Estate Matters Agreement

Ingersoll Rand and Ingersoll Rand Industrial will enter into a Real Estate Matters Agreement pursuant to which Ingersoll Rand will transfer to, or share with, Ingersoll Rand Industrial certain leased and owned property, and Ingersoll Rand Industrial will transfer to or share with Ingersoll Rand certain leased and owned property. The Real Estate Matters Agreement will describe the manner in which the specified leased and owned properties are transferred or shared, including the following types of transactions:

•	conveyances to Ingersoll Rand Industrial of specified properties that Ingersoll Rand owns;
•	conveyances to Ingersoll Rand of specified properties that Ingersoll Rand Industrial owns;
•	leases to Ingersoll Rand Industrial of portions of specified properties owned by Ingersoll Rand;
•	leases to Ingersoll Rand of portions of specified properties owned by Ingersoll Rand Industrial;
•	assignments of Ingersoll Rand’s leases for specified leased properties to Ingersoll Rand Industrial;
•	assignments of Ingersoll Rand Industrial’s leases for specified leased properties to Ingersoll Rand;
•	subleases to Ingersoll Rand of portions of specified properties leased by Ingersoll Rand Industrial; and
•	subleases to Ingersoll Rand Industrial of portions of specified properties leased by Ingersoll Rand.

Stockholders Agreement Amendment

On April 30, 2019, in connection with the merger, Gardner Denver and KKR Renaissance Aggregator entered into an amendment (the “Stockholders Agreement Amendment”) to the Stockholders Agreement between Gardner Denver and KKR Renaissance Aggregator dated as of May 17, 2017 (the “Stockholders Agreement”). The Stockholders Agreement Amendment, among other things, amends KKR Renaissance Aggregator’s right to nominate directors to the Gardner Denver Board under the Stockholders Agreement such that KKR Renaissance Aggregator will have the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock, in each case, rounded up to the nearest whole number of directors, and removes the right of KKR Renaissance Aggregator to nominate more than 14% of the total number of directors at increased ownership levels. In addition, the Stockholders Agreement Amendment will remove special approval rights of the KKR designees to the Gardner Denver board of directors with respect to certain matters. KKR Renaissance Aggregator has also agreed to certain covenants with respect to acquisitions of Gardner Denver common stock following the effective time of the merger.

The Stockholders Agreement Amendment will become effective as of the effective time of the merger.

Voting And Support Agreement

In connection with the transactions contemplated by the Merger Agreement, Ingersoll Rand has entered into a Voting and Support Agreement with KKR Renaissance Aggregator, a stockholder of Gardner Denver (the “Voting and Support Agreement”). Under the terms of the Voting and Support Agreement, KKR

Renaissance Aggregator has agreed to vote all shares beneficially owned by it in favor of the Share Issuance proposal and against any competing proposal and any agreement, amendment of Gardner Denver’s organizational documents or other action that would reasonably be expected to prevent or delay the consummation of the merger, other than as would result in certain material amendments to the Merger Agreement that would be adverse to KKR Renaissance Aggregator (a “Material Amendment”). KKR Renaissance Aggregator is restricted, during the term of the agreement, from selling, transferring, pledging, encumbering, assigning or otherwise disposing of any shares of Gardner Denver common stock it beneficially owns, as well as from granting any proxies with respect to such shares or placing any such shares in a voting trust.

The Voting and Support Agreement will generally terminate on the earliest of the termination of the Merger Agreement in accordance with its terms, the consummation of the merger and the execution of any instrument that is a Material Amendment.

Other Agreements

In addition, Gardner Denver, Ingersoll Rand and Ingersoll Rand Industrial expect to enter into other commercial agreements or arrangements in connection with the separation of the operations of the Ingersoll Rand Industrial Business from Ingersoll Rand, including, without limitation, (i) certain post-closing supply agreements for the supply to each other of certain of their (and their respective affiliates) manufactured products, (ii) a tender agreement providing for tendering of claims between the parties in relation to certain asbestos liabilities and related matters and (iii) a lease with respect to the combined company’s North American headquarters.

DESCRIPTION OF CAPITAL STOCK OF GARDNER DENVER AND THE COMBINED COMPANY

The following is a summary of the material terms of Gardner Denver’s capital stock and the provisions of Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws. It also summarizes relevant provisions of the DGCL. Since the terms of Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws and the DGCL are more detailed than the general information provided below, all stockholders are urged to read the actual provisions of those documents and the DGCL. The following summary of Gardner Denver’s capital stock is subject in all respects to the DGCL, Gardner Denver’s second amended and restated certificate of incorporation and Gardner Denver’s amended and restated bylaws. Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws are incorporated by reference into this the registration statement of which proxy statement/prospectus-information statement is a part. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation By Reference.” Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws will not be amended or modified in the merger.

General

As of the date of this proxy statement/prospectus-information statement, Gardner Denver’s authorized capital stock consisted of:

•	1,000,000,000 shares of common stock, par value $0.01 per share; and
•	100,000,000 shares of preferred stock, par value $0.01 per share.

As of the record date, there were approximately       shares of Gardner Denver common stock outstanding and approximately        holders of record of Gardner Denver common stock. As of the record date, no shares of Gardner Denver preferred stock were issued and outstanding.

Common Stock

All shares of Gardner Denver common stock to be outstanding upon consummation of the merger will be validly issued, fully paid and nonassessable.

Voting Rights

Holders of Gardner Denver’s common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of Gardner Denver’s common stock do not have cumulative voting rights in the election of directors. The holders of Gardner Denver common stock are not entitled to vote on any amendment to Gardner Denver’s second amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon. The number of authorized shares of preferred stock or common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of Gardner Denver entitled to vote thereon.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of Gardner Denver’s board of directors. The time and amount of dividends is dependent upon Gardner Denver’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in Gardner Denver’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors Gardner Denver’s board of directors may consider relevant.

Liquidation Rights

Upon Gardner Denver’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of Gardner Denver’s common stock are entitled to receive pro rata Gardner Denver’s remaining assets available for distribution.

Preemptive and Other Rights

Holders of Gardner Denver’s common stock do not have preemptive, subscription, redemption or conversion rights. The common stock is not subject to further calls or assessment by Gardner Denver. There is no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Gardner Denver’s second amended and restated certificate of incorporation authorizes Gardner Denver’s board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE, the authorized shares of preferred stock will be available for issuance without further action by common stockholders. Gardner Denver’s board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;
•	the number of shares of the series, which Gardner Denver’s board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Gardner Denver;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of Gardner Denver or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

Gardner Denver could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of a stockholder might believe to be in its best interests or in which a stockholder might receive a premium for Gardner Denver common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of Gardner Denver common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of Gardner Denver’s common stock.

Anti-Takeover Effects of Gardner Denver’s Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Gardner Denver’s second amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of Gardner Denver’s board of directors. These provisions are intended to avoid costly takeover battles, reduce Gardner Denver’s vulnerability to a hostile change of control and enhance the ability of Gardner Denver’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire Gardner Denver. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Gardner Denver by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as Gardner Denver’s common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Gardner Denver’s board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of Gardner Denver or the removal of Gardner Denver’s management. Moreover, Gardner Denver’s authorized but unissued shares of preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable Gardner Denver’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Gardner Denver by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Gardner Denver’s management and possibly deprive Gardner Denver’s stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Gardner Denver’s second amended and restated certificate of incorporation provides that Gardner Denver’s board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of Gardner Denver’s board of directors are elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of Gardner Denver’s board of directors. Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the Gardner Denver board of directors.

Business Combinations

Gardner Denver has opted out of Section 203 of the DGCL; however, Gardner Denver’s second amended and restated certificate of incorporation contains similar provisions providing that Gardner Denver may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, Gardner Denver’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Gardner Denver’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by Gardner Denver’s board of directors and by the affirmative vote of holders of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Gardner Denver’s voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring Gardner Denver to negotiate in advance with the Gardner Denver board of directors because the stockholder approval requirement would be avoided if Gardner Denver’s board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in Gardner Denver’s board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Gardner Denver’s second amended and restated certificate of incorporation provides that KKR Renaissance Aggregator and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in Gardner Denver’s second amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Gardner Denver’s second amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class. In addition, Gardner Denver’s second amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any vacancies on Gardner Denver’s board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Gardner Denver’s second amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of Gardner Denver’s stock entitled to vote generally in the election of directors are able to elect all Gardner Denver’s directors.

Special Stockholder Meetings

Gardner Denver’s second amended and restated certificate of incorporation provides that special meetings of Gardner Denver’s stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as KKR Renaissance Aggregator and its affiliates own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, special meetings of Gardner Denver’s stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of KKR Renaissance Aggregator and its affiliates. Gardner Denver’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of Gardner Denver.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Gardner Denver’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Gardner Denver board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Gardner Denver with certain information. Generally, to be timely, a stockholder’s notice must be received at Gardner Denver’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Gardner Denver’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Gardner Denver’s amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to KKR Renaissance Aggregator and its affiliates so long as the Stockholders Agreement Sponsor remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Gardner Denver.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Gardner Denver common stock entitled to vote thereon were present and voted, unless Gardner Denver’s second amended and restated certificate of incorporation provides otherwise. Gardner Denver’s second amended and restated certificate of incorporation precludes stockholder action by written consent at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Supermajority Provisions

Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, Gardner Denver’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or Gardner Denver’s second amended and restated certificate of incorporation. For as long as KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of Gardner Denver common stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Gardner Denver’s second amended and restated certificate of incorporation provides that at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, the following provisions in Gardner Denver’s second amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3 in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2∕3% supermajority vote for stockholders to amend Gardner Denver’s bylaws;
•	the provisions providing for a classified board of directors (the election and term of Gardner Denver’s directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on Gardner Denver’s board of directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of Gardner Denver’s board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for Gardner Denver’s existing stockholders to replace Gardner Denver’s board of directors as well as for another party to obtain control of Gardner Denver by replacing Gardner Denver’s board of directors. Because Gardner Denver’s board of directors has the power to retain and discharge Gardner Denver’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of Gardner Denver’s management or Gardner Denver, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of Gardner Denver’s board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of Gardner Denver. These provisions are designed to reduce Gardner Denver’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Gardner Denver’s shares and, as a consequence, they also may inhibit fluctuations in the market price of Gardner Denver’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Gardner Denver’s stockholders have appraisal rights in connection with a merger or consolidation of Gardner Denver. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. Gardner Denver’s stockholders will not be entitled to exercise appraisal or dissenter’s rights under the DGCL in connection with the merger.

Stockholders’ Derivative Actions

Under the DGCL, any of Gardner Denver’s stockholders may bring an action in Gardner Denver’s name to procure a judgment in Gardner Denver’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Gardner Denver’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Gardner Denver’s second amended and restated certificate of incorporation provides that unless Gardner Denver consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Gardner Denver, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of Gardner Denver to Gardner Denver or its stockholders, creditors or other constituents, (iii) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver arising pursuant to any provision of the DGCL or Gardner Denver’s second amended and restated certificate of incorporation or Gardner Denver’s amended and restated bylaws or (iv) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Gardner Denver shall be deemed to have notice of and consented to the forum provisions in Gardner Denver’s second amended and restated certificate of incorporation. The exclusive forum provision may apply to any of the foregoing types of actions; however, the Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Further, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable. The combined company’s exclusive forum provision will not relieve it of its duties to comply with the federal securities laws and the rules and regulations thereunder, and its stockholders will not be deemed to have waived its compliance with these laws, rules and regulations.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Gardner Denver’s second amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that Gardner Denver has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Gardner Denver’s officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are Gardner Denver or its subsidiaries’ employees. Gardner Denver’s second amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of KKR Renaissance Aggregator or any of its affiliates or any director who is not employed by Gardner Denver (including any non-employee director who serves as one of Gardner Denver’s officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which Gardner Denver or its affiliates now engage or propose to engage or (ii) otherwise competing with Gardner Denver or its affiliates. In addition, to the fullest extent permitted by law, in the event that KKR Renaissance Aggregator or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for Gardner Denver or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to Gardner Denver or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Gardner Denver’s second amended and restated certificate of incorporation does not renounce its interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Gardner Denver. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for Gardner Denver unless it would be permitted to undertake the opportunity under its second amended and restated certificate of incorporation, it has sufficient financial resources to undertake the opportunity and the opportunity would be in line with its business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Gardner Denver’s second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of Gardner Denver and Gardner Denver’s stockholders, through stockholders’ derivative suits on Gardner Denver’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Gardner Denver’s amended and restated bylaws provide that it must generally indemnify, and advance expenses to, its directors and officers to the fullest extent authorized by the DGCL. Gardner Denver is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Gardner Denver’s directors, officers and certain employees for some liabilities. Gardner Denver believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Gardner Denver and its stockholders.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for Gardner Denver common stock.

DESCRIPTION OF INGERSOLL RAND INDUSTRIAL COMMON STOCK

The following description of the material terms of the common stock of Ingersoll Rand Industrial includes a summary of certain provisions of Ingersoll Rand Industrial’s certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of Ingersoll Rand Industrial’s certificate of incorporation or Ingersoll Rand Industrial’s bylaws.

Ingersoll Rand Industrial’s authorized capital stock currently consists of 1,000 shares of common stock, par value $0.01 per share, 100 shares of which are issued and outstanding and held by a subsidiary of Ingersoll Rand. A holder of Ingersoll Rand Industrial common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders, and there are no cumulative voting rights. The holders of Ingersoll Rand Industrial common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by Ingersoll Rand Industrial’s board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Ingersoll Rand Industrial holders of its common stock will be entitled to ratable distribution of its assets remaining after the payment in full of its liabilities. Holders of Ingersoll Rand Industrial common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Ingersoll Rand Industrial common stock.

Prior to the Distribution, Ingersoll Rand Industrial will amend its certificate of incorporation to increase the number of authorized shares of Ingersoll Rand Industrial common stock so that it exceeds the number of shares to be distributed to Ingersoll Rand shareholders in connection with the Distribution. Ingersoll Rand will cause Ingersoll Rand’s stockholders on the record date of the Distribution to receive on a pro rata basis all of the outstanding shares of Ingersoll Rand Industrial. Holders of Ingersoll Rand ordinary shares will retain all of their shares of Ingersoll Rand ordinary shares, and the Transactions will not affect any rights of Ingersoll Rand shareholders with respect to those shares.

In the merger, each issued and outstanding share of Ingersoll Rand Industrial common stock will be automatically converted into the right to receive a number of fully paid and non-assessable shares of Gardner Denver common stock based on the exchange ratio set forth in the Merger Agreement. See “The Transactions—Calculation of the Merger Consideration.”

No trading market currently exists or ever will exist for Ingersoll Rand Industrial common stock. Ingersoll Rand and Ingersoll Rand shareholders will not be able to trade Ingersoll Rand Industrial common stock before or after it is automatically converted into the right to receive Gardner Denver common stock in the merger.

COMPARISON OF RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE MERGER

Gardner Denver is incorporated in the State of Delaware and the rights of Gardner Denver stockholders are governed by Delaware law and by Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws and amended stockholders agreement. Ingersoll Rand is incorporated in the Republic of Ireland and the rights of Ingersoll Rand shareholders are governed by Irish law and by Ingersoll Rand’s restated constitution. After the merger, shareholders of Ingersoll Rand will also become stockholders of Gardner Denver, and their rights as such will be governed by Delaware law, Gardner Denver’s second amended and restated certificate of incorporation, amended and restated bylaws and amended stockholders agreement.

The following is a summary of the material differences between the rights of Gardner Denver stockholders and the rights of Ingersoll Rand shareholders. Although Gardner Denver and Ingersoll Rand believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Gardner Denver stockholders and Ingersoll Rand shareholders, and it is qualified in its entirety by reference to Delaware law, Irish law and the various documents of Gardner Denver and Ingersoll Rand referenced in this summary. You should carefully read this entire proxy statement/prospectus-information statement and the other documents referenced in this proxy statement/prospectus-information statement for a more complete understanding of the differences between being a stockholder of Gardner Denver and being a shareholder of Ingersoll Rand. Copies of the respective companies’ constituent documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation By Reference.”

Gardner Denver	Ingersoll Rand
Authorized and Outstanding Capital Stock

The authorized capital stock of Gardner Denver currently is (1) 1,000,000,000 shares of common stock, without par value, and (2) 100,000,000 shares of preferred stock, without par value.

Gardner Denver’s second amended and restated certificate of incorporation provides that the relative rights, preferences and limitations of preferred stock may be determined by the board of directors.

As of the record date, there were           shares of Gardner Denver common stock outstanding and no shares of preferred stock outstanding, and approximately           holders of record of Gardner Denver common stock.

The authorized share capital of Ingersoll Rand is €40,000 and US$1,175,010,000 divided into 40,000 ordinary shares with a nominal value of €1 per share, and 1,175,000,000 ordinary shares with a nominal value of US$1.00 per share and 10,000,000 preferred shares with a nominal value of US$0.001 per share.

Ingersoll Rand may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association.

As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution.

Because of this requirement of Irish law, at the 2019 annual general meeting of Ingersoll Rand, the shareholders of Ingersoll Rand adopted an ordinary resolution authorizing the directors to issue up to an aggregate nominal amount of $87,655,777 (87,655,777 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued

Gardner Denver	Ingersoll Rand

ordinary share capital of the Company as of April 8, 2019), for a period of 18 months from June 7, 2019.

The authorized share capital may be increased or reduced by way of an ordinary resolution of Ingersoll Rand’s shareholders. The shares comprising the authorized share capital of Ingersoll Rand may be divided into shares of such par value as the resolution shall prescribe.

Ingersoll Rand’s articles of association entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Ingersoll Rand. The Ingersoll Rand board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series of shares, to provide from time to time for the issuance of other classes or series of preferred shares and to establish the characteristics of each class or series, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record; accordingly, Ingersoll Rand’s articles of association do not provide for the issuance of fractional shares of Ingersoll Rand, and the official Irish register of Ingersoll Rand does not reflect any fractional shares.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Ingersoll Rand less accumulated realized losses of Ingersoll Rand. In addition, no distribution or dividend may be made unless the net assets of Ingersoll Rand are equal to, or in excess of, the aggregate of Ingersoll Rand’s called up share capital plus undistributable reserves and the distribution does not reduce Ingersoll Rand’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Ingersoll Rand’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Ingersoll Rand’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

Gardner Denver	Ingersoll Rand
Declaration and payment of any dividend is subject to the discretion of Gardner Denver’s board of directors. The time and amount of dividends are dependent upon Gardner Denver’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in Gardner Denver’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors Gardner Denver’s board of directors may consider relevant.

The determination as to whether or not Ingersoll Rand has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Ingersoll Rand. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act 2014, which give a “true and fair view” of Ingersoll Rand’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of Ingersoll Rand. Ingersoll Rand’s articles of association authorize the directors to declare such dividends as appear justified from the profits of Ingersoll Rand without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.

The directors of Ingersoll Rand may deduct from any dividend payable to any member all sums of money (if any) payable by such member to Ingersoll Rand in relation to the shares of Ingersoll Rand. The directors of Ingersoll Rand are also entitled to issue shares with preferred rights to participate in dividends declared by Ingersoll Rand. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Voting Rights

Under Delaware law and Gardner Denver’s amended and restated bylaws, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the shareholders, unless the DGCL, the certificate of incorporation or the bylaws of the corporation specify a different voting requirement. Gardner Denver’s amended and restated bylaws provide that, when a quorum is present or represented at any meeting, the vote of the holders of a majority of

Where a poll is demanded at a general meeting, every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights on a poll may be exercised by shareholders registered in Ingersoll Rand’s share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All

Gardner Denver	Ingersoll Rand
the voting power of the shares of stock present in person or by proxy and entitled to vote thereon shall decide any question brought before such meeting.

Holders of Gardner Denver common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of Gardner Denver common stock do not have cumulative voting rights in the election of directors.

The holders of Gardner Denver common stock are not entitled to vote on any amendment to Gardner Denver’s second amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon. The number of authorized shares of preferred stock or common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of Gardner Denver entitled to vote thereon.

proxies must be appointed in the manner prescribed by Ingersoll Rand’s articles of association. The articles of association of Ingersoll Rand permit the appointment of proxies by the shareholders to be notified to Ingersoll Rand electronically.

Ingersoll Rand’s articles provide that a resolution put to a vote at a general meeting shall be decided by poll, taken in such manner as the chairman directs.

In accordance with the articles of association of Ingersoll Rand, the directors of Ingersoll Rand may from time to time cause Ingersoll Rand to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares are not be entitled to vote at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of Ingersoll Rand’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Ingersoll Rand’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

•   amending the objects of Ingersoll Rand;

•   amending the articles of association of Ingersoll
    Rand;

•   approving the change of name of Ingersoll Rand;

•   authorizing the entering into of a guarantee or
    provision of security in connection with a loan,
    quasi-loan or credit transaction to a director or
    connected person;

•   opting out of pre-emption rights on the issuance of
    new shares;

•   re-registration of Ingersoll Rand from a public
    limited company as a private company;

•   variation of class rights attaching to classes of
    shares;

Gardner Denver	Ingersoll Rand

•   purchase of own shares off-market;

•   the reduction of share capital;

•   resolving that Ingersoll Rand be wound up by the
    Irish courts;

•   resolving in favor of a shareholders’ voluntary
    winding-up;

•   re-designation of shares into different share classes;
    and

•   setting the re-issue price of treasury shares.

    A scheme of arrangement with shareholders
    requires a court order from the Irish High Court
    and the approval of: (1) 75% of the voting
    shareholders by value; and (2) more than 50% in
    number of the voting shareholders, at a meeting
    called to approve the scheme.

Number of Directors; Election; Classified Board; Removal; Vacancies

Number of Directors. Under Delaware law, the minimum number of directors a corporation may have is one.

Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Gardner Denver currently has eleven directors.

Number of Directors. The Irish Companies Act 2014 provides for a minimum of two directors. Ingersoll Rand’s articles of association provide for a minimum of two directors and a maximum of twenty directors, with the exact number of directors determined from time to time solely by the board by a resolution of the directors. The shareholders of Ingersoll Rand may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the articles of association.

The Merger Agreement provides that the board of directors of Gardner Denver shall take all action necessary such that, effective as of the effective time of the merger, the board of directors of Gardner Denver will consist of ten members, comprised of seven current Gardner Denver directors selected by the board of directors of Gardner Denver and three individuals selected by Ingersoll Rand. See “The Transactions—Board of Directors and Management of Gardner Denver Following the Merger.” Pursuant to the amended stockholders’ agreement, KKR Renaissance Aggregator has the right to nominate to the Gardner Denver board of directors a number of designees equal to at least (i) 14% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 10% or more of the

Gardner Denver	Ingersoll Rand
outstanding shares of Gardner Denver common stock and (ii) 10% of the total number of directors so long as KKR Renaissance Aggregator and its affiliates beneficially own 5% or more, but less than 10%, of the outstanding shares of Gardner Denver common stock, in each case, rounded up to the nearest whole number of directors.

Election. Gardner Denver’s board members are elected by plurality voting, meaning that the number of director nominees equal to the number of board seats subject to the election who receive the greatest number of votes are elected.

Election. Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting and serve for one-year terms; provided that in the event of a contested election the directors are elected by plurality voting. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. However, because Irish law requires a minimum of two directors at all times, in the event that an election results in no director being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve for a one-year term, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.

Classified Board. Gardner Denver’s second amended and restated certificate of incorporation provides that its board of directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of Gardner Denver’s board of directors are elected each year.

No Classified Board. Ingersoll Rand’s articles of association provide that at every annual general meeting of Ingersoll Rand, all of the directors shall retire from office unless re-elected by ordinary resolution or plurality vote at the annual general meeting.

Removal. The DGCL provides that, unless otherwise provided in the corporation’s certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

Gardner Denver’s second amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting

Removal. The Irish Companies Act 2014 provides that notwithstanding anything contained in the articles of association of a company or in any agreement between that company and a director, the shareholders may by an ordinary resolution remove a director from office before the expiration of his or her term. Because of this provision of the Irish Companies Act 2014, the Ingersoll Rand articles of association do not deny the power of the shareholders to remove any director from office without cause. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) which the director may have against Ingersoll Rand in respect of his or her removal.

Gardner Denver	Ingersoll Rand
power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class.

Vacancies. Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board of directors as constituted immediately prior to the increase, the Delaware Court of Chancery may, upon application of shareholders holding at least ten percent of the total number of shares outstanding having the right to vote for directors, order an election to be held to fill any vacancies or newly created directorships or to replace the directors chosen by the directors then in office. Gardner Denver’s second amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement with KKR Renaissance Aggregator, any vacancies on Gardner Denver’s board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

Vacancies. Ingersoll Rand’s articles of association provide that the directors shall have the authority to appoint one or more directors to Ingersoll Rand’s board, subject to the maximum in the articles of association. A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by resolution of Ingersoll Rand’s shareholders. If not, it may be filled by the board of directors.

Any director so appointed shall hold office until the next annual general meeting of Ingersoll Rand. During any vacancy in the board, the remaining directors shall have full power to act as the board.

Stockholder Action by Written Consent

Under Delaware law, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Gardner Denver common stock entitled to vote thereon were present and voted, unless the corporation’s certificate of incorporation provides otherwise.

The Irish Companies Act 2014 provides for the ability of shareholders to consent to action without a meeting by way of a unanimous written resolution.

Ingersoll Rand’s articles of association provide that anything which may be done by resolution of Ingersoll Rand at a general meeting may be done by resolution in writing, but only if it is signed by all of the shareholders entitled to attend and vote on the relevant resolution.

Gardner Denver	Ingersoll Rand
Gardner Denver’s second amended and restated certificate of incorporation precludes stockholder action by written consent at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Special Meetings of Stockholders

Under the DGCL, special meetings of stockholders may be called by the board of directors or by such persons as may be authorized in the certificate of incorporation or bylaws.

Gardner Denver’s second amended and restated certificate of incorporation provides that special meetings of Gardner Denver’s stockholders may be called at any time only by, or at the direction of, the board of directors or the chairman of the board of directors; provided, however, so long as KKR Renaissance Aggregator and its affiliates own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, special meetings of Gardner Denver stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of KKR Renaissance Aggregator and its affiliates. Gardner Denver’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Extraordinary general meetings of Ingersoll Rand may be convened by (i) the chairman of the board of directors, (ii) the board of directors, (iii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Ingersoll Rand carrying voting rights or (iv) on requisition of Ingersoll Rand’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Ingersoll Rand as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

If the directors become aware that the net assets of Ingersoll Rand are half or less of the amount of Ingersoll Rand’s called-up share capital, the directors of Ingersoll Rand must convene an extraordinary general meeting of Ingersoll Rand’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Amendments to Articles or Certificate of Incorporation

Under the DGCL, an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation’s certificate of incorporation.

Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders
Gardner Denver’s second amended and restated certificate of incorporation provides that at any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in

Gardner Denver	Ingersoll Rand
voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, the following provisions in Gardner Denver’s second amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class:

• the provision requiring a 66 2∕3% supermajority vote for stockholders to amend Gardner Denver’s bylaws;
• the provisions providing for a classified board of directors (the election and term of Gardner Denver’s directors);
• the provisions regarding resignation and removal of directors;
• the provisions regarding competition and corporate opportunities;
• the provisions regarding entering into business combinations with interested stockholders;
• the provisions regarding stockholder action by written consent;
• the provisions regarding calling special meetings of stockholders;
• the provisions regarding filling vacancies on Gardner Denver’s board of directors and newly created directorships;
• the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
• the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

Gardner Denver	Ingersoll Rand
Amendments to Bylaws

Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power.
Irish companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders

Gardner Denver’s second amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, Gardner Denver’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or Gardner Denver’s second amended and restated certificate of incorporation. For as long as KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of Gardner Denver’s stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when KKR Renaissance Aggregator and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of Gardner Denver entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of Gardner Denver’s bylaws by Gardner Denver’s stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of Gardner Denver entitled to vote thereon, voting together as a single class.

Notice of Stockholder Nominations and Proposals

Gardner Denver’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Gardner Denver with certain information. Generally, to be timely, a stockholder’s

Ingersoll Rand’s articles of association provide that at any annual general meeting only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the board of directors or (ii) by any member entitled to vote at such meeting who complies with the procedures set forth in Ingersoll Rand’s articles of association.

Ingersoll Rand’s articles of association provide that any shareholder entitled to vote at any annual general

Gardner Denver	Ingersoll Rand
notice must be received at Gardner Denver’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Gardner Denver’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Such notice must contain (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, certain information regarding the identity of such person or persons; (b) as to any other business the stockholder proposes, a brief description of the business desired to be brought before the meeting, the text of any proposal to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, certain information regarding such stockholder or beneficial owner; (d) a description of any agreement or understanding with respect to the nomination or proposal among the stockholder giving such notice and any beneficial owner on whose behalf the proposal or nomination is made and any associates thereof; and certain other requirements. Gardner Denver’s amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to KKR Renaissance Aggregator and its affiliates so long as the Stockholders Agreement remains in effect.

meeting may propose business to be included in the agenda of such meeting only if written notice of such member’s intent is given to the secretary of Ingersoll Rand not later than 90 days in advance of the anniversary of the immediately preceding annual general meeting (or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members). Such notice must contain as to each matter such member proposes to bring before the annual general meeting (a) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (b) the name and address, as they appear on Ingersoll Rand’s books, of the shareholders proposing such business, (c) the class and number of shares of Ingersoll Rand which are beneficially owned by the shareholder and (d) any material interest of the shareholder in such business. Ingersoll Rand’s articles of association provide that the chairman or other person presiding at the annual general meeting, shall, if the facts so warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this subparagraph, and, if such chairman or other person should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Ingersoll Rand’s articles of association provide that any member entitled to vote for the election of directors at a meeting or to express a consent in writing without a meeting may nominate a person or persons for election as a director only if written notice of such member’s intent to make such nomination is given to the secretary of Ingersoll Rand not later than (i) with respect to an election to be held at an annual general meeting of members, 90 days in advance of the anniversary of the immediately preceding annual general meeting (or if the date of the annual general meeting of members occurs more than 30 days before or 60 days after the anniversary of such immediately preceding annual general meeting, not later than the close of business on the seventh day following the date on which notice of such meeting is given to members); provided, however, that if such member wishes to have their nominee or nominees for director included in Ingersoll Rand’s proxy materials for the applicable annual general meeting, then such member shall comply with the proxy access notice requirements set

Gardner Denver	Ingersoll Rand

forth in Ingersoll Rand’s articles of association; and (ii) in the case of any member who wishes to nominate a person or persons for election as a director pursuant to consents in writing by members without a meeting, 60 days in advance of the date on which materials soliciting such consents are first mailed to members or, if no such materials are required to be mailed under applicable law, 60 days in advance of the date on which the first such consent in writing is executed. Such notice must contain (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated for election as a director, (b) a representation that the shareholder is a holder of record of shares of Ingersoll Rand entitled to vote at such meeting or to express such consent in writing and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or to execute such a consent in writing to elect such person or persons as a director, (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations for election as a director are to be made by the shareholder, (d) such other information regarding each nominee proposed by such member as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC if such nominee had been nominated, or was intended to be nominated, for election as a director by the board of directors, and (e) the consent of each nominee to serve as a director if so elected. The board of directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

Limitation of Personal Liability of Directors and Officers

Under Delaware law, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for the following: (i) breaches of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty, and therefore Ingersoll Rand’s articles of association do not include provisions exempting directors from liability analogous to the provisions of Gardner Denver’s second amended and restated certificate of incorporation. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Gardner Denver	Ingersoll Rand
Gardner Denver’s second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Indemnification of Directors and Officers

Delaware law permits a corporation to indemnify a person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because such person is or was an officer, director, employee or agent of the corporation, or serves or served, at the request of the corporation, as director or officer of another entity. The DGCL permits a corporation to indemnify an officer, director, employee or agent for fines, judgments or settlements, as well as for expenses, in the context of actions other than derivative actions, if such person acted in good faith and reasonably believed that such person’s actions were in, or not opposed to, the best interests of the corporation and, in a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful.

Indemnification against expenses incurred by a director or officer in connection with a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits or otherwise. A corporation may also indemnify a person made or threatened to be made a party to any threatened, pending or completed derivative action because such person was serving as a director, officer, employee or agent of the corporation, or was serving in such capacity in another entity at the request of the corporation, for expenses actually and reasonably incurred by such person in connection with the defense or settlement of such derivative action, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation. In the case of such derivative suits, the corporation may not make any indemnification if such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery (or other court in which the action was brought) determines that

Ingersoll Rand’s articles of association confer an indemnity on its directors and secretary that is more limited than the analogous indemnity permitted under Delaware law, because the Irish Companies Act 2014 prescribes that such an indemnity only permits a company to pay the costs or discharge the liability of a director or the secretary where in any civil or criminal action judgment is given in their favor, or in which they are acquitted, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction does not apply to executives who are not directors or the secretary of Ingersoll Rand. Any provision which seeks to indemnify a director or secretary of an Irish company over and above this shall be void under Irish law, whether contained in its articles of association or any contract between the director and the company.

Ingersoll Rand’s articles of association provide that Ingersoll Rand must generally indemnify, and advance expenses to, Ingersoll Rand’s directors and officers to the fullest extent authorized by Irish law. Ingersoll Rand is also expressly authorized to carry directors’ and officers’ liability insurance as well as other types of insurance, for their directors and officers.

Gardner Denver	Ingersoll Rand
such person is fairly and reasonably entitled to indemnity for such expenses that the relevant court deems proper.

Under Delaware law, a corporation may advance expenses incurred in defending any action as long as the person agrees to repay the amount advanced if it is ultimately determined that such person is not entitled to indemnification.

Gardner Denver’s amended and restated bylaws provide that Gardner Denver must generally indemnify, and advance expenses to, Gardner Denver’s directors and officers to the fullest extent authorized by the DGCL. Gardner Denver is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Gardner Denver’s directors, officers and certain employees for some liabilities.

Transfer Restrictions

Gardner Denver’s common stock is not subject to any transfer restrictions.	Ingersoll Rand’s common stock is not subject to any transfer restrictions.

Shareholder Rights Plans

Gardner Denver does not currently have a shareholder rights plan.	Ingersoll Rand does not currently have a shareholder rights plan.

Voting on Mergers; Transactions with Interested Shareholders; Control Share Acquisitions

Voting on Mergers. Under Delaware law, after adoption of a resolution by the board of directors, the affirmative vote of a majority of the outstanding stock entitled to vote is required for:	Voting on Mergers. There are a number of mechanisms for acquiring an Irish public limited company, including:
• mergers; • consolidations; • dissolutions and revocations of dissolutions; and • sales of substantially all of the assets of the corporation.
•   a court-approved scheme of arrangement under the
    Irish Companies Act 2014. A scheme of
    arrangement with shareholders requires a court
    order from the Irish High Court and the approval
    of: (1) 75% of the voting shareholders by value;
    and (2) 50% in number of the voting shareholders,
    at a meeting called to approve the scheme;

Gardner Denver’s second amended and restated certificate of incorporation does not require a greater proportion than a majority affirmative vote to approve a merger.

However, under Delaware law, unless the certificate of incorporation requires otherwise, no vote of

•   a tender offer by a third party for all of the shares
    of Ingersoll Rand. Where the holders of 80% or
    more of Ingersoll Rand’s shares have accepted an
    offer for their shares in Ingersoll Rand, the
    remaining shareholders may be statutorily required
    to also transfer their shares. If the bidder does not
    exercise its “squeeze out” right, then the

Gardner Denver	Ingersoll Rand
stockholders will be required in connection with a merger where either:

•   the corporation’s certificate of incorporation is not
    amended, the shares of stock of the corporation
    remain outstanding and the common stock of the
    corporation to be issued in the merger plus the
    common stock initially issuable upon conversion of
    any other shares to be issued under the merger
    does not exceed 20% of the previously outstanding
    common stock;

•   the merger is with a wholly-owned subsidiary of
    the corporation for the purpose of forming a
    holding company and, among other things, the
    certificate of incorporation and bylaws of the
    holding company immediately following the merger
    will be identical to the certificate of incorporation
    and bylaws of the corporation prior to the merger;
    or

•   the merger is effected following a tender or
    exchange offer for all of the outstanding shares of
    stock of the corporation pursuant to Section 251(h)
    of the DGCL.

Gardner Denver’s second amended and restated
certificate of incorporation does not require a vote
of stockholders to approve a merger under these
circumstances.

    non-accepting shareholders also have a statutory
    right to require the bidder to acquire their shares
    on the same terms. If shares of Ingersoll Rand
     were listed on the Irish Stock Exchange or another
    regulated stock exchange in the EU, this threshold
    would be increased to 90%;

•   it is possible for Ingersoll Rand to be acquired by
    way of a merger with an EU-incorporated public
    company under the EU Cross Border Merger
    Directive 2005/56. Such a merger must be
    approved by a special resolution. If Ingersoll Rand
    is being merged with another EU public company
    under the EU Cross Border Merger Directive
    2005/56 and the consideration payable to Ingersoll
    Rand’s shareholders is not all in the form of cash,
    Ingersoll Rand’s shareholders may be entitled to
    require their shares to be acquired at fair value; and

•   it is also possible for Ingersoll Rand to be acquired
    by way of a merger with an Irish incorporated
    company under the Irish Companies Act 2014.
    Such a merger must be implemented by a court
    order from the Irish High Court and be approved
    by a special resolution of Ingersoll Rand
    shareholders.

Under Irish law, there is no requirement for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets. However, Ingersoll Rand’s articles of association provide that the affirmative vote of the holders of a majority of the outstanding voting shares on the relevant record date is required to approve a sale, lease or exchange of all or substantially all of its property or assets.

Transactions with Interested Shareholders. Subject to specific exceptions, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (each term as defined below) for a period of three years after the date that the person became an interested shareholder, unless: (1) the board of directors of the corporation has approved, prior to that acquisition time, either the business combination or the transaction that resulted in the person becoming an interested shareholder; (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and also officers

Transactions with Interested Shareholders. As provided in Ingersoll Rand’s articles of association, the affirmative vote of the holders of 80% of the shares then in issue of all classes of shares entitled to vote considered for purposes of this provision as one class, is required for Ingersoll Rand to engage in any “business combination” with any interested shareholder (generally, a 10% or greater shareholder), provided that the above vote requirement does not apply to:

•   any business combination with an interested
    shareholder that has been approved by the board of
    directors; or

•   any agreement for the amalgamation, merger or
    consolidation of any of Ingersoll Rand’s

Gardner Denver	Ingersoll Rand
and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (3) the person became an interested stockholder on or after the time the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting of the stockholders and not by written consent) of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of the DGCL, “business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general, an “interested stockholder” is a person who, together with such person’s affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.

Gardner Denver has opted out of Section 203 of the DGCL; however, Gardner Denver’s second amended and restated certificate of incorporation contains similar provisions providing that Gardner Denver may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•   prior to such time, Gardner Denver’s board of
    directors approved either the business combination
    or the transaction which resulted in the stockholder
    becoming an interested stockholder;

•   upon consummation of the transaction that resulted
    in the stockholder becoming an interested
    stockholder, the interested stockholder owned at
    least 85% of Gardner Denver’s voting stock
    outstanding at the time the transaction commenced,
    excluding certain shares; or

•   at or subsequent to that time, the business
    combination is approved by Gardner Denver’s
    board of directors and by the affirmative vote of
    holders of at least 66 2∕3% of the outstanding voting
    stock that is not owned by the interested
    stockholder.

subsidiaries with Ingersoll Rand or with another of Ingersoll Rand’s subsidiaries if (1) the relevant provisions of Ingersoll Rand’s articles of association will not be changed or otherwise affected by or by virtue of the amalgamation, merger or consolidation and (2) the holders of greater than 50% of the voting power of Ingersoll Rand or the subsidiary, as appropriate, immediately prior to the amalgamation, merger or consolidation continue to hold greater than 50% of the voting power of the amalgamated company immediately following the amalgamation, merger or consolidation.

Ingersoll Rand’s articles of association provide that “business combination” means:

•   any amalgamation, merger or consolidation of
    Ingersoll Rand or one of Ingersoll Rand’s
    subsidiaries with an interested shareholder or with
    any person that is, or would be after such
    amalgamation, merger or consolidation, an affiliate
    or associate of an interested shareholder;

•   any transfer or other disposition to or with an
    interested shareholder or any affiliate or associate
    of an interested shareholder of all or any material
    part of the assets Ingersoll Rand or one of Ingersoll
    Rand’s subsidiaries; and

•   any issuance or transfer of Ingersoll Rand’s shares
    upon conversion of or in exchange for the
    securities or assets of any interested shareholder,
    or with any company that is, or would be after
    such merger or consolidation, an affiliate or
    associate of an interested shareholder.

Gardner Denver	Ingersoll Rand
Gardner Denver’s second amended and restated certificate of incorporation provides that KKR Renaissance Aggregator and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Appraisal Rights

Under the DGCL, with certain exceptions, Gardner Denver’s stockholders have appraisal rights in connection with a merger or consolidation of Gardner Denver. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. Under the EC (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company and a company incorporated in the European Economic Area, a shareholder (a) who voted against the special resolution approving the merger or (b) of a transferor company in which 90% of the shares is held by the other company the party to the merger, has the right to request that the company acquire its shares for cash.

Derivative Actions

Under the DGCL, any of Gardner Denver’s stockholders may bring an action in Gardner Denver’s name to procure a judgment in Gardner Denver’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Gardner Denver’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of Ingersoll Rand. The central question at issue in deciding whether a shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against Ingersoll Rand would otherwise go un-redressed. The cause of action may be against the director, another person or both.

The shareholders of Ingersoll Rand may also bring proceedings against Ingersoll Rand where the affairs of Ingersoll Rand are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct which is burdensome, harsh or wrong. The conduct must relate to the internal management of Ingersoll Rand. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Gardner Denver	Ingersoll Rand
Exclusive Forum

Gardner Denver’s second amended and restated certificate of incorporation provides that unless Gardner Denver consents to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Gardner Denver, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of Gardner Denver to Gardner Denver or its stockholders, creditors or other constituents, (iii) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver arising pursuant to any provision of the DGCL or Gardner Denver’s second amended and restated certificate of incorporation or amended and restated bylaws or (iv) action asserting a claim against Gardner Denver or any director or officer of Gardner Denver governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Gardner Denver shall be deemed to have notice of and consented to the forum provisions in Gardner Denver’s second amended and restated certificate of incorporation.
Ingersoll Rand’s articles of association do not provide for an exclusive forum in connection with any dispute.

INFORMATION ABOUT GARDNER DENVER

Description of Gardner Denver

Gardner Denver is incorporated under the laws of the state of Delaware. Gardner Denver’s principal executive offices are located at 222 East Erie Street, Suite 500, Milwaukee, Wisconsin 53202, and Gardner Denver’s telephone number at that address is (414) 212-4700. Gardner Denver’s website is located at https://www.gardnerdenver.com. The information on Gardner Denver’s website is not incorporated by reference into this proxy statement/prospectus-information statement nor should it otherwise be considered part of this proxy statement/prospectus-information statement.

Gardner Denver is a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which Gardner Denver sells across multiple attractive end-markets within the industrial, energy and medical industries. Its broad and complete range of compressor, pump, vacuum and blower products and services, along with its application expertise and over 155 years of engineering heritage, allows Gardner Denver to provide differentiated product and service offerings for its customers’ specific uses. Gardner Denver products are sold under a collection of market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas. Gardner Denver has sales in more than 175 countries and its diverse customer base utilizes its products across a wide array of end-markets, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Gardner Denver’s products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, Gardner Denver’s products typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, Gardner Denver’s customers place a high value on Gardner Denver’s application expertise, product reliability and the responsiveness of its service. Gardner Denver supports its customers through its global geographic footprint of, as of December 31, 2018, 41 key manufacturing facilities, more than 30 complementary service and repair centers across six continents, and approximately 6,700 employees world-wide.

The process-critical nature of Gardner Denver’s product applications, coupled with the standard wear and tear replacement cycles associated with the usage of Gardner Denver’s products, generates opportunities to support customers with its broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and Gardner Denver’s repair and support services are key components of Gardner Denver’s value proposition. Gardner Denver’s large installed base of products provides a recurring revenue stream through Gardner Denver’s aftermarket parts, consumables and services offerings. As a result, Gardner Denver’s aftermarket revenue is significant, representing 39% of total Gardner Denver revenue and approximately 43% of its combined Industrial and Energy segments’ revenue in 2018 and 38% of total Gardner Denver revenue and 43% of its combined Industrial and Energy segments in the nine months ended September 30, 2019.

Following the merger, Gardner Denver will have its North American headquarters at the present Ingersoll Rand campus in Davidson, North Carolina, and subject to the approval by Ingersoll Rand shareholders of a change in Ingersoll Rand’s corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc. and the trading symbol for Gardner Denver common stock will be “IR”.

For a description of Gardner Denver’s business, financial condition, results of operations and other important information, see Gardner Denver’s filings with the SEC incorporated by reference herein. For instructions on how to find copies of those and Gardner Denver’s other filings incorporated by reference herein, see the section entitled “Where You Can Find More Information; Incorporation By Reference.”

Directors and Executive Officers of Gardner Denver

Board of Directors

Following the consummation of the merger, the board of directors of the combined company will consist of ten members, comprised of seven Gardner Denver directors selected by the Gardner Denver board of directors and three individuals selected by Ingersoll Rand, with Peter Stavros to remain as chairman of the board of the combined company. Four current members of the Gardner Denver board of directors will resign effective as of the merger and, at the effective time of merger, KKR Renaissance Aggregator will have no more than two directors on the Gardner Denver board of directors. Gardner Denver and Ingersoll Rand are in the process of identifying the individuals whom Gardner Denver and Ingersoll Rand will designate for appointment to the board of directors of the combined company upon the consummation of the merger, and details regarding these individuals will be provided in a Current Report on Form 8-K filed following their appointment as directors.

Executive Officers

Following the merger, Vincente Reynal will continue to serve as Chief Executive Officer of the combined company. The other individuals that are currently expected to be an executive officer of the combined company are set forth below, including certain biographical information regarding each individual:

Name	Age	Principal Occupation and Other Information
Vicente Reynal, President and Chief Executive Officer	45
Vicente Reynal will serve as chief executive officer of the combined company. Mr. Reynal has served as chief executive officer of Gardner Denver since January 2016 and serves as a member of its board of directors. In this role, he was responsible for leading the company and driving its overall growth and profitability as a global supplier of innovative and application-critical flow control products, services and solutions. He joined Gardner Denver in May 2015 as the chief executive officer of its Industrials Segment.

Before joining Gardner Denver, Mr. Reynal spent 11 years at Danaher Corporation, a designer and manufacturer of professional, medical, industrial and commercial product and services, where he served as the group president of Dental Technologies from December 2013 to May 2015, leading the KaVo Kerr Group.

He also held various other executive positions at Danaher Corporation, including president of the Ormco business from October 2011 to December 2013, president of the Pelton & Crane, KaVo business from 2007 to 2011 and vice president Global Operations for the Danaher Motion Platform from 2004 to 2007. Prior to joining Danaher, he served in various operational and executive roles at Thermo Fisher Scientific and AlliedSignal Corp. (which merged with Honeywell, Inc. to become Honeywell International, Inc. in 1999).

Mr. Reynal holds a Bachelor of Science in mechanical engineering from Georgia Institute of Technology and Master of Science degrees in both mechanical engineering and technology & policy from Massachusetts Institute of Technology.

Sia Abbaszadeh, Vice President	59
Sia Abbaszadeh will serve as the vice president and general manager of the Pressure and Vacuum Solutions business unit of the combined company, which includes Nash, Garo, ETO and EMCO Wheaton Loading Arms. Prior to this role, Mr. Abbaszadeh served as vice president and general manager, Vacuum and Turbo Blowers at Gardner Denver since September 2018.

Mr. Abbaszadeh joined Gardner Denver in the Industrials Segment in March 2016 as the global vice president Technology and Marketing. Prior to Gardner Denver, Mr. Abbaszadeh held an executive board level position of chief technology and marketing officer within Atlas Copco Vacuum Solution with global responsibility for business development and R&D. He joined Atlas Copco following the acquisition of Edwards High Vacuum in January 2014. At Edwards, he held a number of roles within the R&D group, moving to the position of business development

Name	Age	Principal Occupation and Other Information

director-Japan in 2002. He was appointed to the board level position of global head of the Solar Division in 2005 and chief marketing and technology officer in 2010. He holds a Master of Science from Brighton University, UK.

Gary Gillespie, Vice President	63
Gary Gillespie will serve as the vice president and general manager of the Industrial Technologies and Services, Americas business unit of the combined company.

Prior to this role, Mr. Gillepsie served as vice president, general manager for Industrial Americas of Gardner Denver, overseeing all Compressor, Blower, Vacuum and Industrial Pump products. He joined Gardner Denver in 1981. During his tenure, he has held various positions of increasing responsibility, including sourcing/procurement, customer service, sales management and product management. Prior to joining Gardner Denver, he was employed by Quincy Compressor and Fiat-Allis Machinery.

Mr. Gillespie holds a Bachelor of Science degree from Illinois State University.

Nick Kendall-Jones, Vice President	48
Nick Kendall-Jones will serve as the vice president and general manager of the Precision and Science Technologies business unit of the combined company. He joined Ingersoll Rand in May 2019 following the acquisition of PFS from Accudyne Industries. Prior to joining Ingersoll Rand, Mr. Kendall-Jones’ most recent leadership role was serving as President of PFS Accudyne Industries from October 2016.

Mr. Kendall-Jones started his career in Finance with ITT Corporation serving in various European roles and general management roles, including leading Xylem’s Global Industrial Water business and as fluid platform president of a Crane Company division.

Mr. Kendall-Jones has a degree in business and finance, certified Lean Six Sigma Champion and graduate of the Ashridge Strategic Leadership Development Program.

Craig Mundy, Senior Vice President	54
J. Craig Mundy (Craig) will serve as the senior vice president of human resources, talent and diversity and inclusion of the combined company.

Mr. Mundy joined Ingersoll Rand in 2007 and has served in several leadership roles, including human resources, communications and talent and organizational capability. Prior to joining Ingersoll Rand, Craig was vice president, human resources for Procter & Gamble (The Gillette Company). He has held senior leader roles with Duracell and Schlumberger Industries. He has more than 30 years of human resources experience within the consumer products, energy services, transportation, climate and industrial markets.

Mr. Mundy holds a bachelor’s in business management from Auburn University.

Name	Age	Principal Occupation and Other Information
Andrew Schiesl, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary	48
Andrew Schiesl will serve as the senior vice president, general counsel, chief compliance officer and secretary of the combined company. He will lead legal, compliance, communications, governance, risk management and corporate social responsibility, which includes the combined company’s Environmental, Health and Safety (EHS) and sustainability efforts. Prior to this role, Andy served as vice president, general counsel, chief compliance officer and secretary at Gardner Denver since 2013 and was also responsible for leading human resources at Gardner Denver in addition to Gardner Denver’s legal, compliance, governance and risk management functions.

Previously, Mr. Schiesl served as vice president and general counsel of Quad/Graphics, Inc., a commercial printing business, from 2003 until he joined Gardner Denver. He was also senior counsel at Harley-Davidson, Inc., after beginning his career practicing law with Foley & Lardner LLP in Milwaukee.

Mr. Schiesl received a bachelor’s in political science and history from the University of Wisconsin-Milwaukee and graduated from the University of Pennsylvania School Of Law. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Enrique Miñarro Viseras, Vice President	42
Enrique Miñarro Viseras will serve as the vice president and general manager of the Industrial Technologies and Services, Europe, Middle East, India and Africa (EMEIA) business unit of the combined company. EMEIA also includes Gardner Denver’s EMCO Wheaton Fuel Systems and Runtech businesses.

Mr. Miñarro Viseras has served as vice president and general manager, Industrials Segment EMEIA Region at Gardner Denver since May 2016 where he has been responsible for leading all Industrials segment operations, including sales, service, engineering, product management and manufacturing within Europe, Middle East, Africa and India.

Prior to Gardner Denver, Mr. Miñarro Viseras had an extensive 15-year career at Emerson Network Power and Emerson Industrial Automation, most recently serving as the managing director, Emerson Network Power from May 2015 to April 2016.

Prior to managing director, Mr. Miñarro Viseras held the position of president, Control Techniques for Emerson Industrial Automation from July 2012 to April 2015. He holds a doctorate in engineering plus a Master of Business Administration and a Master of Engineering and Management from Cranfield University, United Kingdom as well as a degree in industrial engineering from Universidad Politécnica of Valencia, Spain.

Name	Age	Principal Occupation and Other Information
Michael A. Weatherred, Senior Vice President	58
Michael A. Weatherred will serve as the senior vice president of the combined company, leading Ingersoll Rand Execution Excellence (IRX), Strategy and Business Development.

Mr. Weatherred has served as vice president of Execution Excellence at Gardner Denver. He joined Gardner Denver in May 2018 as vice president of Gardner Denver Operating Systems.

Prior to joining Gardner Denver, Mr. Weatherred served as vice president of Growth in the Danaher Business System Office of Danaher Corporation from 2013 to May 2018. Before that, he spent 12 years at Danaher in its Dental and Product ID platforms in various general management, marketing and strategic account roles. Prior to joining Danaher in 2002, Mr. Weatherred spent time at Honeywell and Black & Decker in various sales, marketing and general management roles.

Mr. Weatherred earned a Bachelor of Science in accounting from Pittsburg State University and a Master of Business Administration from Loyola University.

Emily Weaver, Senior Vice President and Chief Financial Officer	48
Emily Weaver will serve as the senior vice president and chief financial officer of the combined company, leading Finance and IT. Emily has served as Chief Financial Officer of Gardner Denver since December 1, 2019.

Prior to joining Gardner Denver, Ms. Weaver acted as chief accounting officer of Fortive Corporation where she was responsible for Fortive’s FP&A, accounting and reporting functions, and finance talent development. Ms. Weaver also served as vice president of Finance at Danaher Corporation where she also led Danaher’s Spin-off of Fortive Corporation in 2016. Ms. Weaver has had other roles of increasing responsibility including five years at General Electric Company, three years as inspections leader at Public Company Accounting Oversight Board (PCAOB) and 13 years at PriceWaterhouseCoopers.

Ms. Weaver graduated from the University of California, Santa Barbara, with highest honors, earning a Bachelor of Arts in business economics.

Todd Wyman, Senior Vice President	52
Todd Wyman will serve as the senior vice president of the Industrial Technologies and Services business of the combined company.

Mr. Wyman joined Ingersoll Rand in 2009 as senior vice president of operations and integrated supply chain, where he was responsible for optimizing the global footprint and standing up a global procurement organization. During the last four years, Mr. Wyman led the compression technology and services business.

Prior to joining Ingersoll Rand, Mr. Wyman was with GE where he progressed to increasingly more responsible roles over a 20-year career in operations, sourcing and general management. He holds a bachelor’s in management engineering from Worcester Polytechnic Institute, Worcester, MA.

Compensation of Gardner Denver’s Directors and Executive Officers

Information on the compensation of Gardner Denver’s directors and officers is described on pages 21 through 46 of Gardner Denver’s definitive proxy statement on Schedule 14A with respect to the 2019 annual meeting of stockholders, which Gardner Denver filed with the SEC on March 26, 2019, which information is incorporated into this proxy statement/prospectus-information statement by reference. For more information regarding how to obtain a copy of such documents, see “Where You Can Find More Information; Incorporation By Reference” beginning on page 230.

Certain Relationships and Related Person Transactions

Ancillary Agreements

Gardner Denver, Ingersoll Rand or Ingersoll Rand Industrial or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between Gardner Denver, Ingersoll Rand and Ingersoll Rand Industrial. See “Additional Agreements Related to the Separation, the Distribution and the merger” beginning on page 122.

Arrangements with KKR

Stockholders Agreement Amendment

On April 30, 2019, in connection with the merger, Gardner Denver and KKR Renaissance Aggregator entered into an amendment to the Stockholders Agreement between Gardner Denver and KKR Renaissance Aggregator dated as of May 17, 2017. For more information, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Stockholders Agreement Amendment” beginning on page 128.

Financing Arrangements

KCM and KKR Corporate Lending LLC, which are affiliates of KKR Renaissance Aggregator, are Ingersoll Rand Industrial Commitment Parties and will be participating lenders under the Revolving Credit Facility and the Ingersoll Rand Industrial Term Loan Facility. For more information, see “The Transaction Agreements—Debt Financing” beginning on page 121. Their participation in the financing at the time of signing of the merger agreement included a commitment to provide financing between $900 million and $1 billion and potential fees to KCM between $10 million and $15 million. Following syndication of such commitment, their participation currently includes a commitment to provide financing between $400 million and $425 million in connection with the Transactions and is estimated to generate fees for KCM of between $5 million and $10 million as a result of the consummation of the Transactions.

Policies and Procedures for Related Person Transactions

Gardner Denver’s board of directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as Gardner Denver’s “related person transaction policy.” Gardner Denver’s related person transaction policy requires that (a) any “related person transaction” (defined as any transaction that is anticipated would be reportable by Gardner Denver under Item 404(a) of Regulation S-K in which Gardner Denver was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) be approved or ratified by an approving body comprised of the disinterested members of Gardner Denver’s board of directors or any committee of the board of directors (provided that a majority of the members of the board of directors or such committee, respectively, are disinterested) and (b) any employment relationship or transaction involving an executive officer and any related compensation be approved by the Compensation Committee of the board of directors or recommended by the Compensation Committee to the board of directors for its approval. In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of Gardner Denver’s agreements governing Gardner Denver’s material outstanding indebtedness that limit or restrict Gardner Denver’s ability to enter into a related person transaction;
•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in Gardner Denver’s applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and
•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

INFORMATION ABOUT INGERSOLL-RAND PLC

Ingersoll-Rand plc, a public limited company incorporated in Ireland in 2009, and its consolidated subsidiaries is a diversified, global company that provides products, services and solutions to enhance the quality, energy efficiency and comfort of air in homes and buildings, transport and protect food and perishables and increase industrial productivity and efficiency.

Prior to the Separation, Ingersoll Rand’s business segments consist of Climate and Industrial. The Climate segment delivers energy-efficient products and innovative energy services. It includes Trane® and American Standard® Heating & Air Conditioning which provide heating, ventilation and air conditioning (HVAC) systems, and commercial and residential building services, parts, support and controls; energy services and building automation through Trane Building Advantage and Nexia; and Thermo King® transport temperature control solutions. This segment had net revenues of $12,343.8 million in the year ended December 31, 2018.

The Industrial segment delivers products and services that enhance energy efficiency, productivity and operations. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles. This segment had net revenues of $3,324.4 million in the year ended December 31, 2018.

Ingersoll Rand’s principal executive offices are located at 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland, and its telephone number is +(353) (0) 18707400. Ingersoll Rand’s internet address is http://www.ingersollrand.com. The information contained on Ingersoll Rand’s website is not incorporated by reference into this proxy statement/prospectus-information statement or any future documents that may be filed with the SEC and should not be considered part of this document.

INFORMATION ABOUT THE INGERSOLL RAND INDUSTRIAL BUSINESS

Overview

The Ingersoll Rand Industrial Business consists of Ingersoll Rand’s former Industrial segment. It is a diversified, global company that provides products, services and solutions to increase industrial productivity and efficiency. It generates revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Ingersoll Rand®, ARO®, Club Car®, Milton Roy®, Haskel®, and Dosatron®. On May 15, 2019, Ingersoll Rand acquired Precision Flow Systems, a manufacturer of precision flow control equipment including precision dosing pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments. Precision Flow Systems was included in the Ingersoll Rand’s Industrial segment as of the date of acquisition.

Business

The Ingersoll Rand Industrial Business delivers products and services that enhance energy efficiency, productivity and operations. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles.

Products and Services

The Ingersoll Rand Industrial Business’ principal products and services include the following:

Air compressors (centrifugal, reciprocating and rotary)	Installation contracting
Air-operated pumps (diaphragm and piston)	Liquid and gas sampling systems
Air treatment and air separation systems	Maintenance and repair services
Aftermarket and OEM parts and supplies	Metering and process pumps, skids, and systems
Airends	Mixers
Blowers	Odorant injection systems
Controllers and control systems dryers	Power tools (pneumatic, cordless and electric)
Engine starting systems	Precision fastening tools, software and systems
Ergonomic material handling systems	Rental services
Filters, regulators and lubricators	Rough terrain (AWD) vehicles
Fluid power components	Service agreements
Gas boosters and high-pressure valves	Utility and consumer low-speed vehicles
Gas compressors	Visage® mobile golf information systems
Golf vehicles	Water-powered dosing pumps
Hoists (pneumatic, hydraulic, electric and manual)	Winches (pneumatic, hydraulic and electric)
Hydrogen compression, dispensing and refueling systems

These products are sold primarily under Ingersoll Rand®, ARO®, Club Car®, Milton Roy®, Haskel®, and Dosatron®.

Competitive Conditions

The Ingersoll Rand Industrial Business’ products and services are sold in highly competitive markets throughout the world. Due to the diversity of these products and services and the variety of markets served, the Ingersoll Rand Industrial Business encounters a wide variety of competitors that vary by product line and services. They include well-established regional or specialized competitors, as well as larger U.S. and non-U.S. corporations or divisions of larger companies.

The principal methods of competition in these markets relate to price, quality, delivery, service and support, technology and innovation. The Ingersoll Rand Industrial Business believes that it is one of the leading manufacturers in the world of air compression systems, power tools, and golf, utility and consumer low-speed vehicles.

Distribution

The Ingersoll Rand Industrial Business’ products are distributed by a number of methods, which the Ingersoll Rand Industrial Business believes are appropriate to the type of product. U.S. sales are made through branch sales offices, distributors and dealers across the country. Non-U.S. sales are made through numerous subsidiary sales and service companies, with a supporting chain of distributors throughout the world.

Operations by Geographic Area

Approximately 51.9% and 53.4% of the Ingersoll Rand Industrial Business’ net revenues in the nine month period ended September 30, 2019 and in the year ended December 31, 2018, respectively, were derived from the United States. Outside the United States, it sold products in more than 100 countries, and therefore, the attendant risks of manufacturing or selling in a particular country, such as currency devaluation, nationalization and establishment of common markets, may have an adverse impact on Ingersoll Rand Industrial Business’ non-U.S. operations.

Customers

The Ingersoll Rand Industrial Business had no customer that accounted for more than 10% of its combined net revenues in the nine month periods ended September 30, 2019 and September 30, 2018. In addition, it had no customer that accounted for more than 10% of its combined net revenues in the years ended December 31, 2018, 2017 and 2016. No material part of its business is dependent upon a single customer or a small group of customers; therefore, the loss of any one customer would not have a material adverse effect on the Ingersoll Rand Industrial Business’ results of operations or cash flows.

Raw Materials

The Ingersoll Rand Industrial Business manufactures many of the components included in its products, which requires it to employ a wide variety of commodities. Principal commodities, such as steel, copper and aluminum, have historically been purchased from a large number of independent sources around the world. The Ingersoll Rand Industrial Business believes that available sources of supply will generally be sufficient for the foreseeable future. There have been no commodity shortages that have had a material adverse effect on its business.

Seasonality

Demand for Ingersoll Rand Industrial Business’ products and services is not materially affected by seasonality.

Working Capital

The Ingersoll Rand Industrial Business manufactures products that must be readily available to meet its customers’ rapid delivery requirements. Therefore, it maintains an adequate level of working capital to support its business needs and customers’ requirements. Such working capital requirements are not, however, in the opinion of the Ingersoll Rand Industrial Business, materially different from those experienced by the Ingersoll Rand Industrial Business’ major competitors. The Ingersoll Rand Industrial Business believes its sales and payment terms are competitive in, and appropriate for, the markets in which it competes.

Research and Development

The Ingersoll Rand Industrial Business engages in research and development activities in an effort to introduce new products, enhance existing product effectiveness, improve ease of use and reliability, as well as expand the various applications for which its products may be appropriate. In addition, the Ingersoll Rand Industrial Business continually evaluates developing technologies in areas that the Ingersoll Rand Industrial Business believes will enhance its business for possible investment or acquisition.

Patents and Licenses

The Ingersoll Rand Industrial Business owns numerous patents and patent applications, and is licensed under others. Although, in aggregate, the Ingersoll Rand Industrial Business considers its patents and licenses to be valuable to its operations, it does not believe that its business is materially dependent on a single patent or license or any group of them. In the Ingersoll Rand Industrial Business’ opinion, engineering, production skills and experience are more responsible for its market position than its patents and/or licenses.

Backlog

The Ingersoll Rand Industrial Business’ approximate backlog of orders, believed to be firm, at September 30, 2019 and September 30, 2018 was $674.3 million and $544.7 million, respectively. In addition, its approximate backlog of orders, believed to be firm, as of December 31, 2018, 2017 and 2016 was $514.8 million, $525.6 million and $443.2 million, respectively.

These backlog figures are based on orders received. While the major portion of its products are built in advance of order and either shipped or assembled from stock, orders for specialized machinery or highly engineered equipment for specific customer application are submitted with extensive lead times and are often subject to revision and deferral, and, to a lesser extent, cancellation or termination. The Ingersoll Rand Industrial Business expects to ship a majority of the December 31, 2018 backlog during 2019.

Environmental Matters

The Ingersoll Rand Industrial Business has been identified as a potentially responsible party with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. For all such sites, there are other potentially responsible parties and, in most instances, the Ingersoll Rand Industrial Business’ involvement is minimal. Lawsuits and claims involving environmental matters may arise from time to time in the future.

Properties

As of September 30, 2019, the Ingersoll Rand Industrial Business owned or leased a total of approximately 33 million square feet of space worldwide. Manufacturing and assembly operations are conducted in 25 plants across the world. It also maintains various warehouses, offices and repair centers throughout the world. The majority of the plant facilities are owned by the Ingersoll Rand Industrial Business, with the remainder under long-term lease arrangements. The Ingersoll Rand Industrial Business believes that its plants have been well maintained, are generally in good condition and are suitable for the conduct of its business.

The locations of the Ingersoll Rand Industrial Business’ principal plant facilities as of September 30, 2019 were as follows:

Americas	Europe and Middle East	Asia Pacific and India
Augusta, Georgia	Bordeaux, France	Changzhou, China
Burbank, California	Fogliano Redipuglia, Italy	Chennai, India
Campbellsville, Kentucky	Logatec, Slovenia	Guilin, China
Dorval, Canada	Pont St. Pierre, France	Naroda, India
Ivyland, Pennsylvania	Sin le Noble, France	Sahibabad, India
Kent, Washington	Sunderland, UK	Shanghai, China
Mocksville, North Carolina	Vignate, Italy	Wujiang, China
Sarasota, Florida	Wasquehal, France
Southern Pines, North Carolina
West Chester, Pennsylvania

Legal Proceedings

In the normal course of business, the Ingersoll Rand Industrial Business is involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability and product defect claims, intellectual property disputes, and tax-related matters. In its opinion, pending legal matters are not expected to have a material adverse impact on its results of operations, financial condition, liquidity or cash flows.

Employees

As of September 30, 2019, the Ingersoll Rand Industrial Business employed approximately 10,900 people throughout the world, approximately 4,600 of whom were located in the United States. Approximately 60 of the employees of the Ingersoll Rand Industrial Business are represented by labor unions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE INGERSOLL RAND INDUSTRIAL BUSINESS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Ingersoll Rand Industrial Business’ actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include those discussed under Risk Factors in this proxy statement/prospectus-information statement. See “Risks Related to the Combined Company following the Transactions” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

The Ingersoll Rand Industrial Business’ historical combined financial statements (the “combined financial statements”) discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations have been derived from the consolidated financial statements and accounting records of Ingersoll Rand and have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Ingersoll Rand Industrial Business’ historical combined financial statements have been prepared using the historical results of operations, cash flows and assets and liabilities of the Ingersoll Rand Industrial Business, and include allocations of corporate expenses from Ingersoll Rand. These allocations reflect significant assumptions, and the financial statements do not fully reflect what the Ingersoll Rand Industrial Business’ financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, the combined historical financial information is not necessarily indicative of Ingersoll Rand Industrial Business’ future performance.

Please read the following discussion in conjunction with the Ingersoll Rand Industrial Business’ audited combined financial statements and corresponding notes, and the Ingersoll Rand Industrial Business’ unaudited combined financial statements and corresponding notes, included elsewhere in this proxy statement/prospectus-information statement.

Overview

The Ingersoll Rand Industrial Business is a diversified, global company that provides products, services and solutions to increase industrial productivity and efficiency. Its business consists of strong brands and highly differentiated products within its markets. The Ingersoll Rand Industrial Business generates revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Ingersoll Rand®, ARO®, Club Car®, Milton Roy®, Haskel®, and Dosatron®.

The Ingersoll Rand Industrial Business continues to focus on growth by increasing its recurring revenue stream from parts, services, controls, and used equipment and rentals; and to continuously improve the efficiencies and capabilities of the products and services of its business. It also continues to focus on operational excellence strategies as a central theme to improving its earnings and cash flow.

The Ingersoll Rand Industrial Business is managed as one operating segment.

The Separation and Separation Costs

On April 30, 2019, Ingersoll Rand Industrial entered into definitive agreements with Ingersoll Rand, Gardner Denver and Merger Sub with respect to the Transactions. Pursuant to the Transactions and subject to the terms and conditions of those definitive agreements:

•	Ingersoll Rand will transfer the Ingersoll Rand Industrial Business to Ingersoll Rand Industrial;
•	Ingersoll Rand will cause its shareholders to receive all of the issued and outstanding shares of Ingersoll Rand Industrial Common Stock held by Ingersoll Rand, at Ingersoll Rand’s sole option, pro rata for no consideration (the “Distribution”); and
•	immediately after the Distribution, Merger Sub will merge with and into Ingersoll Rand Industrial and all shares of Ingersoll Rand Industrial Common Stock will be converted into the right to receive Gardner Denver Common Stock, subject to adjustment as set forth in the Merger Agreement.

When the merger is completed, Ingersoll Rand Industrial will be a wholly-owned subsidiary of Gardner Denver and holders of Ingersoll Rand ordinary shares prior to the Distribution will own approximately 50.1%, and holders of Gardner Denver Common Stock will own approximately 49.9%, respectively, of the outstanding shares of Gardner Denver Common Stock on a fully diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. The transaction is subject to certain conditions. See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger.”

In connection with the Transactions, Ingersoll-Rand plc expects to incur transaction costs ranging from $150 million to $200 million related to separation activities. However, transaction costs related to separation activities have not been included in the Ingersoll Rand Industrial Business financial statements as they are not indicative of the costs of doing business for the Ingersoll Rand Industrial Business and were incurred for the benefit of and will be funded entirely by Ingersoll-Rand plc.

Basis of Preparation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Ingersoll Rand. The combined financial statements reflect the combined historical results of operations, financial position and cash flows of the Ingersoll Rand Industrial Business for the periods presented as historically managed within Ingersoll Rand in conformity with U.S. GAAP. The combined financial statements may not be indicative of the Ingersoll Rand Industrial Business’ future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.

All intracompany transactions have been eliminated. All significant intercompany transactions between the Ingersoll Rand Industrial Business and Ingersoll Rand have been included in the combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as parent company investment.

Historically, Ingersoll Rand provided certain corporate functions to the Ingersoll Rand Industrial Business and costs associated with these functions were allocated to the Ingersoll Rand Industrial Business. These functions include, but are not limited to, corporate communications, executive management, legal, human resources, treasury, investor relations, finance, accounting, internal audit, information technology and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to the Ingersoll Rand Industrial Business based on direct usage when identifiable, with the remainder allocated on a pro rata basis of net sales, direct time, headcount or other measures of the Ingersoll Rand Industrial Business and Ingersoll Rand. The charges for these functions are included in Costs of goods sold or Selling and administrative expenses in the Combined Statements of Comprehensive Income. The Ingersoll Rand Industrial Business believes the bases on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by, the Ingersoll Rand Industrial Business during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had the Ingersoll Rand Industrial Business been operating as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Ingersoll Rand Industrial Business had been a stand-alone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Ingersoll Rand Industrial Business may perform these functions using its own resources or outsourced services. For an interim period, however, some of these functions will continue to be provided by Ingersoll Rand under a transition services agreement following the closing of the Transactions. See note 15, “Related Party Transactions and Equity” to the audited combined financial statements for additional information.

Ingersoll Rand utilizes a centralized treasury management function for financing its operations. The cash and cash equivalents held by Ingersoll Rand at the corporate level are not specifically identifiable to the Ingersoll Rand Industrial Business and therefore have not been reflected in the Combined Balance Sheets. Cash transfers between Ingersoll Rand and the Ingersoll Rand Industrial Business are accounted for through Ingersoll Rand company investment. Cash and cash equivalents in the Combined Balance Sheets represent cash and cash equivalents directly identifiable to the Ingersoll Rand Industrial Business and its operations.

The combined financial statements include certain assets and liabilities that have historically been held at the Ingersoll Rand corporate level but are specifically identifiable or otherwise attributable to the Ingersoll Rand

Industrial Business. Ingersoll Rand’s third-party long-term debt and the related interest expense have not been allocated to the Ingersoll Rand Industrial Business for any of the periods presented as the Ingersoll Rand Industrial Business was not the legal obligor of such debt and the Ingersoll Rand borrowings were not directly attributable to the Ingersoll Rand Industrial Business.

Significant Events

Acquisitions

On May 15, 2019, Ingersoll Rand acquired Precision Flow Systems from Silver II GP Holdings S.C.A., an affiliate of BC Partners Advisors L.P. and The Carlyle Group, for approximately $1.46 billion in cash. Precision Flow Systems is a manufacturer of precision flow control equipment including precision dosing pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments. Precision Flow Systems was included in the Ingersoll Rand Industrial Business as of the date of acquisition. Precision Flow Systems contributed $143.4 million to the Ingersoll Rand Industrial Business’ net revenues and $14.8 million to Ingersoll Rand Industrial Business’ net earnings from the acquisition date to September 30, 2019.

During the year ended December 31, 2017, the Ingersoll Rand Industrial Business acquired several businesses, including channel acquisitions, that complement existing products and services. Acquisitions primarily consisted of a telematics business which builds upon the Ingersoll Rand Industrial Business’ portfolio of connected assets. In addition, other acquisitions expanded sales and service channels across the globe. The aggregate cash paid, net of cash acquired, totaled $99.7 million.

Tax Cuts and Jobs Act

In December 2017, the United States enacted tax legislation commonly known as the Tax Cuts and Jobs Act (the “Act”), which made widespread changes to the Internal Revenue Code. The Act, among other things, reduced the U.S. federal corporate tax rate from 35% to 21%, required companies to pay a transition tax on earnings of certain foreign subsidiaries that were previously not subject to U.S. tax and created new income taxes on certain foreign sourced earnings.

The SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provided guidance on accounting for the tax effects of the Act and allowed for adjustments to provisional amounts during a measurement period of up to one year. In accordance with SAB 118, the Ingersoll Rand Industrial Business made reasonable estimates related to (1) the remeasurement of U.S. deferred tax balances for the reduction in the tax rate, (2) the liability for the transition tax and (3) the taxes accrued relating to the change in permanent reinvestment assertion for unremitted earnings of certain foreign subsidiaries. As a result, the Ingersoll Rand Industrial Business recognized a net provisional income tax expense of $24.6 million associated with these items in the year ended December 31, 2017. During the year ended December 31, 2018, the Ingersoll Rand Industrial Business performed additional analysis and assessed regulatory guidance that was issued to determine the impact on the provisional estimates recognized in the year ended December 31, 2017 and determined that no measurement period adjustments were required.

Restructuring Activities

The Ingersoll Rand Industrial Business incurs costs associated with restructuring initiatives intended to result in improved operating performance, profitability and working capital levels.

The Ingersoll Rand Industrial Business incurred restructuring charges of $32.0 million and $42.0 million in the nine months ended September 30, 2019 and 2018, respectively. In addition, it incurred restructuring charges of $49.9 million, $14.5 million and $20.5 million in the years ended December 31, 2018, 2017 and 2016, respectively. As of September 30, 2019 and December 31, 2018, it had $17.3 million and $29.9 million, respectively, accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year. In the first quarter of 2019, the Ingersoll Rand Industrial Business announced a restructuring action to close a U.S. manufacturing facility and relocate production to other U.S. and non-U.S. facilities. This action is expected to be completed by the end of 2019.

Results of Operations

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

	Nine Months Ended September 30,			Nine Months Ended September 30,
Dollar amounts in millions	2019	2018	Period Change	2019 % of Revenues	2018 % of Revenues
Net revenues(a)	$2,602.4	$2,477.4	$125.0
Cost of goods sold	(1,776.2)	(1,692.5)	(83.7)	68.3%	68.3%
Selling and administrative expenses	(558.0)	(527.6)	(30.4)	21.4%	21.3%
Operating income	268.2	257.3	10.9	10.3%	10.4%
Other income/(expense), net	1.3	(2.1)	3.4
Earnings before income taxes	269.5	255.2	14.3
Provision for income taxes	(54.9)	(58.1)	3.2
Net earnings	214.6	197.1	17.5
Less: Net earnings attributable to noncontrolling interests	(2.3)	(2.5)	0.2
Net earnings attributable to Industrial	$212.3	$194.6	$17.7
(a)	Includes sales to related parties of $46.5 million and $46.6 million for the nine months ended September 30, 2019 and 2018, respectively.

Net Revenues

Net revenues for the nine months ended September 30, 2019 increased by 5.0%, or $125.0 million, compared with the same period of 2018. The components of the period change are as follows:

Volume	0.4%
Acquisitions	5.8%
Pricing	1.2%
Currency translation	(2.4)%
Total	5.0%

The increase in net revenues was primarily driven by our acquisition of PFS in May 2019, which added incremental revenues since the date of acquisition. In addition, higher volumes and improved pricing further contributed to the period-over-period increase. These amounts were partially offset by unfavorable foreign currency exchange rate movements.

Cost of goods sold

Cost of goods sold for the nine months ended September 30, 2019 increased by 4.9%, or $83.7 million, but held flat as a percentage of revenue, as compared to the same period in 2018. The components of the period change are as follows:

Volume/ product mix	1.2%
Acquisitions	4.9%
Restructuring	(0.5)%
Currency translation	(2.1)%
Other	1.4%
Total	4.9%

The increase in cost of goods sold was primarily driven by the cost of goods sold related to PFS revenues earned since the date of acquisition in May 2019. Other volume drove an increase in cost of goods sold, with equipment sales growing faster than service and parts sales, which are lower cost. In addition, cost of goods sold increased as a result of higher tariffs and inflation. All these increases were partially offset by favorable foreign currency exchange rate movements and lower spending on restructuring.

Selling and administrative expenses

Selling and administrative expenses for the nine months ended September 30, 2019 increased by 5.8%, or $30.4 million, and increased 10 basis points as a percentage of revenue, as compared with the same period of 2018. The increase in selling and administrative expenses was primarily driven by a $19.9 million increase in amortization of intangibles related to the PFS Acquisition and acquisition-related transaction costs of $12.7 million. These amounts were partially offset by lower spending on restructuring and compensation and benefit charges related to variable compensation.

Operating Income/Margin

Operating margin was 10.3% for the nine months ended September 30, 2019 compared to 10.4% for the same period of 2018. This decrease was primarily driven by a shift in product mix resulting from a higher growth rate in equipment sales as compared to service and parts sales which carry a higher margin rate (0.4%). The margin rate was also impacted negatively by unfavorable foreign currency exchange rate movements (0.3%) and increased transaction costs and amortization of intangibles related to the acquisition of PFS (0.3%). These amounts were partially offset by productivity benefits in excess of other inflation (0.7%) and lower spending on restructuring (0.2%).

Other income/(expense), net

Other income/(expense), net was $1.3 million of income for the nine months ended September 30, 2019, compared to $2.1 million of expense for the same period of 2018, which was primarily due to favorable foreign currency impacts, partially offset by a decline in interest income.

Provision for Income Taxes

For the nine months ended September 30, 2019, the effective tax rate was 20.4%, which was slightly lower than the U.S. statutory rate of 21% primarily due to excess tax benefits from employee share-based payments, the deduction for foreign derived intangible income and the provision to return true-up due to the filing of the U.S. federal income tax return.

This decrease was partially offset by U.S. state and local taxes and earnings in non-U.S. jurisdictions, which in aggregate have a higher effective tax rate. The effective tax rate for the nine months ended September 30, 2018 was 22.8% which was higher than the U.S. statutory rate of 21% primarily due to U.S. state and local income taxes and earnings in non-U.S. jurisdictions, which in aggregate, have a higher effective tax rate. This increase was partially offset by the deduction for foreign derived intangible income and the recognition of excess tax benefits from employee share-based payments.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Dollar amounts in millions	2018	2017	Period Change	2018 % of Revenues	2017 % of Revenues
Net revenues(a)	$3,386.1	$3,085.8	$300.3
Cost of goods sold	(2,324.7)	(2,097.3)	(227.4)	68.7%	68.0%
Selling and administrative expenses	(698.8)	(678.3)	(20.5)	20.6%	22.0%
Operating income	362.6	310.2	52.4	10.7%	10.1%
Other income/(expense), net	(3.2)	3.1	(6.3)
Earnings before income taxes	359.4	313.3	46.1
Provision for income taxes	(83.1)	(119.2)	36.1
Net earnings	276.3	194.1	82.2
Less: Net earnings attributable to noncontrolling interests	(2.6)	3.2	(5.8)
Net earnings attributable to Industrial	$273.7	$197.3	$76.4
(a)	Includes sales to related parties of $61.7 million and $55.6 million for the years ended December 31, 2018 and 2017, respectively.

Net Revenues

Net revenues for the year ended December 31, 2018 increased by 9.7%, or $300.3 million, compared with the same period of 2017. The components of the period change are as follows:

Volume	6.3%
Acquisitions	0.9%
Pricing	1.6%
Currency translation	0.9%
Total	9.7%

The increase in net revenues was primarily driven by higher volumes and improved pricing. In addition, the Ingersoll Rand Industrial Business benefited from favorable foreign currency exchange rate movements and incremental revenues from acquisitions.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2018 increased by 10.8%, or $227.4 million, and increased 70 basis points as a percentage of revenue, as compared with the same period of 2017. The components of the period change are as follows:

Volume/ product mix	6.5%
Acquisitions	0.7%
Restructuring	1.8%
Currency translation	0.9%
Other	0.9%
Total	10.8%

Costs of goods sold increased consistent with volume growth in revenue. Product mix between equipment sales and service and parts sales was not materially different year-over-year. Additionally, increased spending on restructuring and investments, unfavorable foreign currency exchange rate movements, incremental costs from acquisitions and higher tariffs further contributed to the year-over-year increase.

Selling and administrative expenses

Selling and administrative expenses for the year ended December 31, 2018 increased by 3.0%, or $20.5 million, compared with the same period of 2017. The increase in selling and administrative expenses was primarily driven by incremental costs associated from acquisitions and higher compensation and benefit charges related to variable compensation. However, selling and administrative expenses as a percentage of revenue decreased 140 basis points in 2018 due to higher net revenues.

Operating Income/Margin

Operating margin increased to 10.7% for the year ended December 31, 2018 compared with 10.1% for the same period of 2017. The increase was primarily driven by higher volume (1.1%), productivity benefits in excess of other inflation (0.7%) and pricing improvements in excess of material inflation (0.3%). In addition, the Ingersoll Rand Industrial Business recognized a decrease in corporate allocations as a result of lower corporate functional costs incurred by Ingersoll Rand (0.1%). These amounts were partially offset by increased spending on investments and restructuring (1.6%).

Other income (expense), net

Other income /(expense), net was $3.2 million of expense for the year ended December 31, 2018, compared to $3.1 million of income for the same period of 2017, which was primarily due to a decline in interest income and unfavorable foreign currency impacts.

Provision for Income Taxes

The 2018 effective tax rate was 23.1%, which was higher than the U.S. statutory rate of 21% primarily due to U.S. state and local income taxes and earnings in non-U.S. jurisdictions, which in aggregate, have a higher effective tax rate. This higher than statutory effective tax rate was partially offset by the deduction for foreign derived intangible income and the recognition of excess tax benefits from employee share-based payments. Revenues from non-U.S. jurisdictions accounted for approximately 47% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of its pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in the Ingersoll Rand Industrial Business’ overall effective tax rate.

The 2017 effective tax rate was 38%, which was higher than the U.S. statutory rate of 35% primarily due to a change in permanent reinvestment assertion on the unremitted earnings of certain foreign subsidiaries, the transition tax and U.S. state and local income taxes. In aggregate, these items increased the effective tax rate by 8.9%. This increase was partially offset by the remeasurement of the Ingersoll Rand Industrial Business’ net U.S. deferred tax liabilities, the recognition of excess tax benefits from employee share-based payments and earnings in non-U.S. jurisdictions, which in aggregate, have a lower effective tax rate. In the aggregate, these items decreased the effective tax rate by 5.9%. Revenues from non-U.S. jurisdictions accounted for approximately 45% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of its pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in the Ingersoll Rand Industrial Business’ overall effective tax rate.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Dollar amounts in millions	2017	2016	Period Change	2017 % of Revenues	2016 % of Revenues
Net revenues(a)	$3,085.8	$3,018.3	$67.5
Cost of goods sold	(2,097.3)	(2,102.8)	5.5	68.0%	69.7%
Selling and administrative expenses	(678.3)	(631.5)	(46.8)	22.0%	20.9%
Operating income	310.2	284.0	26.2	10.1%	9.4%
Other income/(expense), net	3.1	2.3	0.8
Earnings before income taxes	313.3	286.3	27.0
Provision for income taxes	(119.2)	(79.9)	(39.3)
Net earnings	194.1	206.4	(12.3)
Less: Net earnings attributable to noncontrolling interests	3.2	(2.1)	5.3
Net earnings attributable to Industrial	$197.3	$204.3	$(7.0)
(a)	Includes sales to related parties of $55.6 million and $54.4 million for the years ended December 31, 2017 and 2016, respectively.

Net Revenues

Net revenues for the year ended December 31, 2017 increased by 2.2%, or $67.5 million, compared with the same period of 2016. The components of the period change are as follows:

Volume	0.7%
Pricing	1.0%
Currency translation	0.5%
Total	2.2%

The increase in net revenues was primarily driven by improved pricing. Additionally, higher volumes and favorable foreign currency exchange rate movements further contributed to the year-over-year increase.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2017 decreased by 0.3%, or $5.5 million, and decreased by 170 basis points as a percentage of revenue, as compared with the same period of 2016. The components of the period change are as follows:

Volume/ product mix	(0.3)%
Currency translation	0.5%
Other	(0.5)%
Total	(0.3)%

The decrease in cost of goods sold was primarily driven by a shift in product mix resulting from growth in lower cost service and parts sales as compared to a decline in equipment sales. The improved product mix was partially offset by higher volumes. In addition, unfavorable foreign currency exchange movements were offset by a decrease in other costs.

Selling and administrative expenses

Selling and administrative expenses for the year ended December 31, 2017 increased by 7.4%, or $46.8 million, and increased by 110 basis points as a percentage of revenue, as compared with the same period of 2016. The increase in selling and administrative expenses was primarily driven by higher compensation and benefits charges related to variable compensation.

Operating Income/Margin

Operating margin increased to 10.1% for the year ended December 31, 2017, compared with 9.4% for the same period of 2016. The increase was primarily driven by a shift in product mix resulting from growth in higher margin service and parts sales as compared to a decline in equipment sales (1.0%), pricing improvements in excess of material inflation (0.3%), the non-recurrence of capitalized costs related to new product engineering and development that were reclassified to the income statement (0.2%) and favorable foreign currency exchange rate movements (0.1%). These amounts were partially offset by other inflation in excess of productivity benefits (0.6%) and increased spending on investments (0.3%).

Other income/(expense), net

Other income/(expense), net was $3.1 million of income in the year ended December 31, 2017, compared to $2.3 million of income in the same period of 2016, which was primarily due to an increase in interest income, partially offset by unfavorable foreign currency impacts.

Provision for Income Taxes

The 2017 effective tax rate was 38%, which was higher than the U.S. statutory rate of 35% primarily due to a change in permanent reinvestment assertion on the unremitted earnings of certain foreign subsidiaries, the transition tax and U.S. state and local income taxes. In aggregate, these items increased the effective tax rate by 8.9%. This increase was partially offset by the remeasurement of the Ingersoll Rand Industrial Business’ net U.S. deferred tax liabilities, the recognition of excess tax benefits from employee share-based payments and earnings in non-U.S. jurisdictions, which in aggregate, have a lower effective tax rate. In the aggregate, these items decreased the effective tax rate by 5.9%. Revenues from non-U.S. jurisdictions accounted for approximately 45% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of its pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%. When comparing the results of multiple reporting periods, among other factors, the mix of earnings between U.S. and foreign jurisdictions can cause variability in the Ingersoll Rand Industrial Business’ overall effective tax rate.

The 2016 effective tax rate was 27.9%, which was lower than the U.S. statutory rate of 35%, primarily due to earnings in non-U.S. jurisdictions, which in aggregate, have a lower effective tax rate. Revenues from non-U.S. jurisdictions accounted for approximately 46% of the Ingersoll Rand Industrial Business’ total revenues, such that a material portion of the Ingersoll Rand Industrial Business’ pretax income was earned and taxed outside the U.S. at rates ranging from 0% to 35%.

Liquidity and Capital Resources

Historically, Ingersoll Rand has provided capital, cash management, and other treasury services to the Ingersoll Rand Industrial Business. Only cash amounts specifically attributable to the Ingersoll Rand Industrial Business are reflected in the combined financial statements. Transfers of cash, both to and from Ingersoll Rand’s centralized cash management system, are reflected as a component of Ingersoll Rand’s investment in the Ingersoll Rand Industrial Business’ combined financial statements.

The Ingersoll Rand Industrial Business assesses its liquidity in terms of its ability to generate cash to fund its operating, investing and financing activities. In doing so, the Ingersoll Rand Industrial Business reviews and analyzes its current cash on hand, the number of days its sales are outstanding, inventory turns, capital expenditure commitments and income tax payments. Its cash requirements primarily consist of the funding of working capital and funding of capital expenditures.

Following the Transactions, the Ingersoll Rand Industrial Business will be a subsidiary of Gardner Denver. For additional information on Gardner Denver’s results of operations and financial condition, see “Where You Can Find More Information; Incorporation By Reference.” See also, “The Transaction Agreements—Debt Financing.”

Cash Flows

The following table reflects the major categories of cash flows for the periods indicated. For additional details, please see the Ingersoll Rand Industrial Business’ combined statements of cash flows.

	Nine Months Ended September 30,		Year Ended December 31,
In millions	2019	2018	2018	2017	2016
Net cash provided by (used in) operating activities	$191.1	$172.1	$337.7	$382.8	$294.1
Net cash provided by (used in) investing activities	$(1,500.1)	$(48.3)	$(91.9)	$(150.4)	$(63.6)
Net cash provided by (used in) financing activities	$1,362.8	$(228.5)	$(365.0)	$(165.0)	$(229.6)

Operating Activities

Net cash provided by continuing operating activities for the nine month period ended September 30, 2019 was $191.1 million, of which net income provided $291.5 million after adjusting for non-cash transactions. Changes in other assets and liabilities used $100.4 million. Improvements in accounts receivable were more than offset by the seasonal increase to inventory balances and lower outstanding accounts payable and other liabilities. Net cash provided by continuing operating activities for the nine month period ended September 30, 2018 was $172.1 million, of which net income provided $222.7 million after adjusting for non-cash transactions. Changes in other assets and liabilities used $50.6 million, which was driven by the seasonal increase to inventory balances and higher outstanding accounts receivable from higher sales volume.

Net cash provided by continuing operating activities for the year ended December 31, 2018 was $337.7 million, of which net income provided $344.8 million after adjusting for non-cash transactions. Changes in other assets and liabilities used $7.1 million. Higher accounts receivable and inventory balances were partially offset by improvements in accounts payable. Net cash provided by operating activities for the year ended December 31, 2017 was $382.8 million, of which net income provided $296.5 million after adjusting for non-cash transactions. Changes in other assets and liabilities provided $86.3 million. Improvements in accounts payable and accounts receivables were partially offset by higher inventory balances. Net cash provided by operating activities for the year ended December 31, 2016 was $294.1 million, of which net income provided $295.9 million after adjusting for non-cash transactions. Changes in other assets and liabilities used $1.8 million. A reduction of accounts payable and other current and noncurrent liabilities balances and higher accounts receivable balances were partially offset by improvements in inventory.

Investing Activities

Cash flows from investing activities represents inflows and outflows regarding the purchase and sale of assets. Primary activities associated with these items include capital expenditures, proceeds from the sale of property, plant and equipment and acquisitions.

During the nine month period ended September 30, 2019, net cash used in investing activities was $1,500.1 million, which was primarily driven by the PFS Acquisition, for which the total outflow, net of cash acquired, was approximately $1.46 billion. Other outflows included capital expenditures, which totaled $49.1 million. During the nine month period ended September 30, 2018, net cash used in investing activities was $48.3 million. The primary driver of the outflow was capital expenditures of $62.2 million, which was partially offset by proceeds from the sale of property, plant and equipment.

During the year ended December 31, 2018, net cash used in investing activities was $91.9 million. The primary driver of the outflow was capital expenditures of $104.4 million. This amount was partially offset by proceeds from the sale of property, plant and equipment. Net cash used in investing activities for the year ended December 31, 2017 was $150.4 million. The primary driver of the outflow was acquisitions of multiple businesses. The total outflow, net of cash acquired, was $99.7 million. Other outflows included capital expenditures, which totaled $53.4 million. During the year ended December 31, 2016, net cash used in investing activities was $63.6 million, which was primarily driven by capital expenditures of $55.5 million.

Financing Activities

Cash flows from financing activities represent inflows and outflows that account for net transfers to Ingersoll Rand.

During the nine month period ended September 30, 2019, net cash provided by financing activities was $1,362.8 million. Primary drivers of the cash inflow related to net transfers to Ingersoll Rand of $1,364.0 million. During the nine month period ended September 30, 2018, net cash used in financing activities was $228.5 million, which was primarily driven by the cash outflow related to net transfers to Ingersoll Rand of $201.6 million and dividends paid to noncontrolling interests of $24.8 million.

During the year ended December 31, 2018, net cash used in financing activities was $365.0 million. Primary drivers of the cash outflow related to net transfers to Ingersoll Rand of $337.0 million and dividends paid to non-controlling interests of $25.2 million. During the year ended December 31, 2017, net cash used in financing activities was $165.0 million. Primary drivers of the cash outflow related to net transfers to Ingersoll Rand of $162.8 million. Net cash used in financing activities for the year ended December 31, 2016 was $229.6 million. The primary drivers of the cash outflow related to net transfers to Ingersoll Rand of $228.7 million.

Capital Resources

Capital expenditures were $104.4 million, $53.4 million and $55.5 million for the years ended December 31, 2018, 2017 and 2016, and $49.1 million and $62.2 million for the nine month period ended September 30, 2019 and 2018, respectively.

Contractual Obligations

The following table summarizes the Ingersoll Rand Industrial Business’ contractual cash obligations by required payment period as of December 31, 2018:

In millions	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Purchase obligations	$274.9	$—	$—	$—	$274.9
Operating leases	28.7	40.6	21.9	3.1	94.3
Total contractual cash obligations	$303.6	$40.6	$21.9	$3.1	$369.2

Future expected obligations under the Ingersoll Rand Industrial Business’ pension and postretirement benefit plans, income taxes, and product liability matters have not been included in the contractual cash obligations table above.

Pensions

The Ingersoll Rand Industrial Business provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Certain Ingersoll Rand Industrial Business employees participate in U.S. and international defined benefit pension plans sponsored by Ingersoll Rand (“Shared Plans”), which include participants of other Ingersoll Rand operations. Ingersoll Rand Industrial

Business accounts for its participation in the Shared Plans as a multiemployer benefit plan. The pension expenses associated with the Shared Plans were $11.9 million and $10.9 million in the nine months ended September 30, 2019 and 2018, respectively, and $14.6 million, $13.0 million and $16.5 million in the years ended December 31, 2018, 2017 and 2016, respectively.

Additionally, the Ingersoll Rand Industrial Business has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. At December 31, 2018, the Ingersoll Rand Industrial Business had a net unfunded liability of $31.3 million, which consisted of noncurrent pension assets of $0.2 million and current and non-current pension benefit liabilities of $31.5 million. It is Ingersoll Rand Industrial Business’ objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2018, approximately 90% of the Ingersoll Rand Industrial Business’ projected benefit obligation related to plans that are not or cannot be funded. The Ingersoll Rand Industrial Business currently projects that it will contribute approximately $1 million to its plans worldwide in 2019. The timing and amounts of future contributions are dependent upon the funding status of the plan, which is expected to vary as a result of changes in interest rates, returns on underlying assets and other factors. Therefore, pension contributions have been excluded from the preceding table. See note 9, “Pension and Postretirement Benefits Other Than Pension” to the audited combined financial statements for additional information regarding pensions.

Most of the Ingersoll Rand Industrial Business’ U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $23.0 million, $20.0 million, and $18.5 million in the years ended December 31, 2018, 2017 and 2016, respectively. The Ingersoll Rand Industrial Business’ contributions relating to non-U.S. defined contributions and other non-U.S. benefit plans were $19.4 million, $16.9 million and $15.1 million in the years ended December 31, 2018, 2017 and 2016, respectively.

Postretirement Benefits Other than Pensions

At December 31, 2018, certain employees of the Ingersoll Rand Industrial Business participated in various other postretirement benefit plans sponsored by Ingersoll Rand covering U.S. and non-U.S. employees. These plans are unfunded and have no plan assets, but are instead funded by the Ingersoll Rand Industrial Business on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory. See note 9, “Pension and Postretirement Benefits Other Than Pension” to the combined financial statements for additional information regarding postretirement benefits other than pensions.

Income Taxes

At September 30, 2019, the Ingersoll Rand Industrial Business had total unrecognized tax benefits for uncertain tax positions of $18.8 million. At December 31, 2018, it had total unrecognized tax benefits for uncertain tax positions of $18.2 million and $0.7 million of related accrued interest and penalties, net of tax. The liability has been excluded from the preceding table as the Ingersoll Rand Industrial Business is unable to reasonably estimate the amount and period in which these liabilities might be paid. See note 13, “Income Taxes” to the audited combined financial statements for additional information regarding income taxes, including unrecognized tax benefits.

Contingent Liabilities

The Ingersoll Rand Industrial Business is involved in various litigation, claims and administrative proceedings and product liability matters. The Ingersoll Rand Industrial Business also incurs standard product warranty liabilities in the ordinary course of business. The Ingersoll Rand Industrial Business believes that these liabilities are subject to the uncertainties inherent in estimating future costs for contingent liabilities, and will likely be resolved over an extended period of time. Because the timing and amounts of potential future cash flows are uncertain, they have been excluded from the table above. See note 14, “Commitments and Contingencies” to the audited combined financial statements for additional information regarding contingent liabilities.

Critical Accounting Policies and Estimates

The Management’s Discussion and Analysis of Financial Condition and Results of Operations are based upon the Ingersoll Rand Industrial Business’ combined financial statements, which have been prepared in accordance with

U.S. GAAP. The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from these estimates. If updated information or actual amounts are different from previous estimates, the revisions are included in the Ingersoll Rand Industrial Business’ results for the period in which they become known.

The following is a summary of certain accounting estimates and assumptions made by management that the Ingersoll Rand Industrial Business considers critical.

•	Allowance for Doubtful Accounts: The Ingersoll Rand Industrial Business maintains an allowance for doubtful accounts receivable which represents the best estimate of probable loss inherent in the Ingersoll Rand Industrial Business’ accounts receivable portfolio. This estimate is based upon a two-step policy that results in the total recorded allowance for doubtful accounts. The first step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Ingersoll Rand Industrial Business’ historical experience with the Ingersoll Rand Industrial Business’ end-markets, customer base and products. The second step is to create a specific reserve for significant accounts as to which the customer’s ability to satisfy their financial obligation to the Ingersoll Rand Industrial Business is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the combined statements of comprehensive income in the period that they are determined.
•	Goodwill and Intangible Assets: The Ingersoll Rand Industrial Business records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. In accordance with ASC 350, “Intangibles-Goodwill and Other,” (ASC 350) goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with an optional qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test under ASC 350. For those reporting units that bypass or fail the qualitative assessment, the test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

As quoted market prices are not available for the Ingersoll Rand Industrial Business’ reporting units, the calculation of their estimated fair value is determined using three valuation techniques: a discounted cash flow model (an income approach), a market-adjusted multiple of earnings and revenues (a market approach), and a similar transactions method (also a market approach). The discounted cash flow approach relies on the Ingersoll Rand Industrial Business’ estimates of future cash flows and explicitly addresses factors such as timing, growth and margins, with due consideration given to forecasting risk. The earnings and revenue multiple approach reflects the market’s expectations for future growth and risk, with adjustments to account for differences between the guideline publicly traded companies and the subject reporting units. The similar transactions method considers prices paid in transactions that have recently occurred in the Ingersoll Rand Industrial Business’ industry or in related industries. These valuation techniques are weighted 50%, 40% and 10%, respectively.

Impairment of other intangible assets with indefinite useful lives is first assessed using a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. This assessment is used as a basis for determining whether it is necessary to calculate the fair value of an indefinite-lived intangible asset. For those indefinite-lived assets where it is required, a fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e., royalty relief) indicates the estimated fair value of the asset. Any excess of the carrying value over the estimated fair value would be recognized as an impairment loss equal to that excess.

The determination of the estimated fair value and the implied fair value of goodwill and other indefinite-lived intangible assets requires the Ingersoll Rand Industrial Business to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates. The Ingersoll Rand Industrial Business developed these assumptions based on the market and geographic risks unique to each reporting unit. For its annual impairment testing performed during the fourth quarter of 2018, the Ingersoll Rand Industrial Business calculated the fair value for each of the reporting units and indefinite-lived intangibles. Based on the results of these calculations and further outlined below, the Ingersoll Rand Industrial Business determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Goodwill: Under the income approach, the Ingersoll Rand Industrial Business assumed a forecasted cash flow period of five years with discount rates ranging from 11.0% to 14.0% and terminal growth rates ranging from 3.0% to 4.5%. Under the guideline public company method, the Ingersoll Rand Industrial Business used an adjusted multiple ranging from 6.5 to 13.5 of projected earnings before interest, taxes, depreciation and amortization (EBITDA) based on the market information of comparable companies. For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 75%. A significant increase in the discount rate, decrease in the long-term growth rate, or substantial reductions in the Ingersoll Rand Industrial Business’ end-markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

Other Indefinite-lived intangible assets: In testing its other indefinite-lived intangible assets for impairment, the Ingersoll Rand Industrial Business assumed forecasted revenues for a period of five years with discount rates ranging from 11.0% to 15.5%, terminal growth rates of 3.0% and royalty rates ranging from 0.5% to 4.5%. For all tradenames, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 74%. A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in the Ingersoll Rand Industrial Business’ end-markets and volume assumptions could have a negative impact on the estimated fair values of the Ingersoll Rand Industrial Business’ tradenames. In addition, the Ingersoll Rand Industrial Business had one recently acquired tradename now subject to its annual impairment test. This tradename had a carrying value of $5.5 million, with an estimated fair value over carrying of under 10% as expected.

Long-lived assets and finite-lived intangibles: Long-lived assets and finite-lived intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows can be generated. Impairment in the carrying value of an asset would be recognized whenever anticipated future undiscounted cash flows from an asset are less than its carrying value. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of discounted cash flows. Changes in business conditions could potentially require future adjustments to these valuations.

•	Employee Benefit Plans: The Ingersoll Rand Industrial Business provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Certain Ingersoll Rand Industrial Business employees participate the Shared Plans, which include participants of other Ingersoll Rand operations. The Ingersoll Rand Industrial Business accounts for its participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to the Ingersoll Rand Industrial Business employees have been reported in the combined statements of comprehensive income, and the Ingersoll Rand Industrial Business does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. Additionally, the Ingersoll Rand Industrial Business has pension plans covering certain employees in non-U.S. subsidiaries. The asset or liability to recognize the funded or unfunded status of these plans are recorded in the combined balance sheet. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with the U.S. GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into accumulated other comprehensive income (loss) and amortized into net earnings over future periods. The Ingersoll Rand Industrial Business reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate.

•	Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business, including product warranty, workers’ compensation and other claims. The Ingersoll Rand Industrial Business has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Ingersoll Rand Industrial Business believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Ingersoll Rand Industrial Business for any year.
•	Income Taxes: The Ingersoll Rand Industrial Business’ operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its combined financial statements and to the extent the Ingersoll Rand Industrial Business has historically been included in the Ingersoll Rand income tax returns, the Ingersoll Rand Industrial Business has determined the tax provision for those operations on a separate return basis. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Ingersoll Rand Industrial Business recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Ingersoll Rand Industrial Business regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Ingersoll Rand Industrial Business records a valuation allowance with respect to a future tax benefit.
•	Revenue Recognition: Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Ingersoll Rand Industrial Business’ revenues are recognized at a point in time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Ingersoll Rand Industrial Business’ revenues are recognized over time as the customer simultaneously receives control as the Ingersoll Rand Industrial Business performs work under a contract. Ingersoll Rand Industrial Business adopted ASC 606 on January 1, 2018 using the modified retrospective approach. Refer to note 2, “Summary of Significant Accounting Policies” and note 10, “Revenue” to the combined financial statements for additional information related to the adoption of ASC 606.

The transaction price allocated to performance obligations reflects the Ingersoll Rand Industrial Business’ expectations about the consideration it will be entitled to receive from a customer. To determine the transaction price, variable and non-cash considerations are assessed as well as whether a significant financing component exists. The Ingersoll Rand Industrial Business’ contracts with customers, dealers and distributors include several forms of sales incentive programs (variable consideration) which are estimated and included in the transaction price. They include, but are not limited to, discounts, coupons and rebates where the customer does not have to provide any additional requirements to receive the discount. The Ingersoll Rand Industrial Business records an accrual (contra receivable) and a sales deduction for its best estimate determined using the expected value method. In addition, sales returns and customer disputes involving a question of quantity or price are also accounted for as variable consideration. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period of time, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability for its best estimate determined using the expected value method. The Ingersoll Rand Industrial Business considers historical data in determining its best estimates of variable consideration. These estimates are reviewed regularly for appropriateness, considering also whether the estimates should be constrained in order to avoid a significant reversal of revenue recognition in a future period. If updated information or actual amounts are different from previous estimates of variable consideration, the revisions are included in the results for the period in which they become known through a cumulative-effect adjustment to revenue.

The Ingersoll Rand Industrial Business enters into sales arrangements that contain multiple goods and services, such as equipment and installation. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation. The total transaction price is then allocated to the distinct performance obligations based on their relative stand-alone selling price at the inception of the arrangement. If available, the Ingersoll Rand Industrial Business utilizes observable prices for goods or services sold separately to similar customers in similar circumstances to determine its relative stand-alone selling price. Otherwise, list prices are used if they are determined to be representative of stand-alone selling prices. If neither of these items are available at contract inception, judgment may be required and the Ingersoll Rand Industrial Business will estimate stand-alone selling price based on its best estimate. The Ingersoll Rand Industrial Business recognizes revenue for delivered goods or services when the delivered good or service is distinct, control of the good or service has transferred to the customer, and only customary refund or return rights related to the goods or services exist. The Ingersoll Rand Industrial Business excludes from revenues taxes it collects from a customer that are assessed by a government authority.

Recent Accounting Pronouncements

See note 3 to the audited combined financial statements for a discussion of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Ingersoll Rand Industrial Business is exposed to fluctuations in currency exchange rates, interest rates and commodity prices that could impact its results of operations and financial condition.

Foreign Currency Exposures

The Ingersoll Rand Industrial Business has operations throughout the world that manufacture and sell products in various international markets. As a result, it is exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world.

Many of the Ingersoll Rand Industrial Business’ non-U.S. operations have a functional currency other than the U.S. dollar, and their results are translated into U.S. dollars for reporting purposes. Therefore, its reported results will be higher or lower depending on the weakening or strengthening of the U.S. dollar against the respective foreign currency. The Ingersoll Rand Industrial Business’ largest concentration of revenues from non-U.S. operations as of December 31, 2018 are in Euros and Chinese Yuan. A hypothetical 10% unfavorable change in the average exchange rate used to translate Net revenues for the year ended December 31, 2018 from either Euros or Chinese Yuan-based operations into U.S. dollars would not have a material impact on the combined financial statements.

SELECTED FINANCIAL STATEMENT DATA

Selected Consolidated Historical Financial Data of Gardner Denver

The selected consolidated financial data presented below have been derived from, and should be read together with, Gardner Denver’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” sections included in Gardner Denver’s Annual Report on Form 10-K for the year ended December 31, 2018 and in Gardner Denver’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019, which are incorporated by reference into this proxy statement/prospectus-information statement. The summary consolidated financial data below is not necessarily indicative of the results that may be expected for any future period. To find out where you can obtain copies of Gardner Denver’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation By Reference.”

	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Statement of Operations Data:
Revenues	$1,846.1	$1,977.1	$2,689.8	$2,375.4	$1,939.4	$2,126.9	$2,570.0
Cost of sales	1,159.7	1,233.6	1,677.3	1,477.5	1,222.7	1,347.8	1,633.2
Gross profit	686.4	743.5	1,012.5	897.9	716.7	779.1	936.8
Selling and administrative expenses	323.0	330.4	434.6	446.2	415.1	431.0	478.9
Amortization of intangible assets	92.6	93.4	125.8	118.9	124.2	115.4	113.3
Impairment of goodwill	—	—	—	—	—	343.3	220.6
Impairment of other intangible assets	—	—	—	1.6	25.3	78.1	14.4
Other operating expense, net	43.1	10.8	9.1	222.1	48.6	20.7	64.3
Operating income (loss)	227.7	308.9	443.0	109.1	103.5	(209.4)	45.3
Interest expense	68.0	76.5	99.6	140.7	170.3	162.9	164.4
Loss on extinguishment of debt	0.2	1.0	1.1	84.5	—	—	—
Other income, net	(3.1)	(6.7)	(7.2)	(3.4)	(3.6)	(5.6)	(6.2)
Income (loss) before income taxes	162.6	238.1	349.5	(112.7)	(63.2)	(366.7)	(112.9)
Provision (benefit) for income taxes	29.2	63.2	80.1	(131.2)	(31.9)	(14.7)	23.0
Net income (loss)	133.4	174.9	269.4	18.5	(31.3)	(352.0)	(135.9)
Net income (loss) attributable to noncontrolling interests	—	—	—	0.1	5.3	(0.8)	(0.9)
Net income (loss) attributable to Gardner Denver Holdings, Inc.	$133.4	$174.9	$269.4	$18.4	$(36.6)	$(351.2)	$(135.0)

Earnings (loss) per share, basic	$0.66	$0.87	$1.34	$0.10	$(0.25)	$(2.35)	$(0.91)
Earnings (loss) per share, diluted	$0.64	$0.83	$1.29	$0.10	$(0.25)	$(2.35)	$(0.91)
Weighted average shares, basic	203.1	201.8	201.6	182.2	149.2	149.6	148.9
Weighted average shares, diluted	208.6	209.6	209.1	188.4	149.2	149.6	148.9
	Gardner Denver
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016	2015	2014
	(unaudited)
Statement of Cash Flows Data:
Cash flows - operating activities	$244.3	$298.3	$444.5	$200.5	$165.6	$172.1	$141.8
Cash flows - investing activities	$(45.1)	$(142.6)	$(235.0)	$(60.8)	$(82.1)	$(84.0)	$(155.4)
Cash flows - financing activities	$(13.1)	$(272.8)	$(373.0)	$(17.4)	$(43.0)	$(35.0)	$(3.7)

	Gardner Denver
	Nine Months Ended September 30,	As of December 31,
(In millions)	2019	2018	2017	2016	2015	2014
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$406.4	$221.2	$393.3	$255.8	$228.3	$184.2
Total assets	4,553.8	4,487.1	4,621.2	4,316.0	4,462.0	5,107.1
Total liabilities	2,763.3	2,811.1	3,144.4	4,044.2	4,056.5	4,218.5
Total stockholders’ equity	1,790.5	1,676.0	1,476.8	271.8	405.5	888.6

Selected Historical Combined Financial Data of the Ingersoll Rand Industrial Business

The Ingersoll Rand Industrial Business’ selected combined statement of income data for the three years ended December 31, 2018, 2017 and 2016 and combined balance sheet data as of December 31, 2018 and 2017 have been derived from the Ingersoll Rand Industrial Business’ audited combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The Ingersoll Rand Industrial Business’ selected combined statement of income data for the nine months ended September 30, 2019 and 2018 and selected combined balance sheet data as of September 30, 2019 have been derived from the Ingersoll Rand Industrial Business’ unaudited condensed combined financial statements, included elsewhere in this proxy statement/prospectus-information statement. The selected historical combined financial data below is not necessarily indicative of the results that may be expected for any future period. The combined financial data for any interim period is not necessarily indicative of the results that may be expected for the full year. This information should be read in conjunction with the financial statements of the Ingersoll Rand Industrial Business and the notes thereto and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Ingersoll Rand Industrial Business” included elsewhere in this proxy statement/prospectus-information statement.

The financial information of the Ingersoll Rand Industrial Business included in this proxy statement/prospectus-information statement has been derived from the consolidated financial statements and accounting records of Ingersoll Rand and reflects assumptions and allocations made by Ingersoll Rand. The financial position, results of operations and cash flows of the Ingersoll Rand Industrial Business presented may be different from those that would have resulted had the Ingersoll Rand Industrial Business been operated as a stand-alone company. As a result, the historical financial information of the Ingersoll Rand Industrial Business is not a reliable indicator of future results. See “Risk Factors.”

	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Income Data:
Net revenues (including sales to related parties of $46.5 and $46.6 for nine months ended September 30, 2019 and 2018 and $61.7, $55.6, and $54.4 for 2018, 2017 and 2016, respectively)	$2,602.4	$2,477.4	$3,386.1	$3,085.8	$3,018.3
Operating expenses
Costs of goods sold	(1,776.2)	(1,692.5)	(2,324.7)	(2,097.3)	(2,102.8)
Selling and administrative expenses	(558.0)	(527.6)	(698.8)	(678.3)	(631.5)
Operating income	268.2	257.3	362.6	310.2	284.0
Other income/(expense), net	1.3	(2.1)	(3.2)	3.1	2.3
Earnings before income taxes	269.5	255.2	359.4	313.3	286.3
Provision for income taxes	(54.9)	(58.1)	(83.1)	(119.2)	(79.9)
Net earnings	$214.6	$197.1	$276.3	$194.1	$206.4
Net earnings attributable to noncontrolling interests	(2.3)	(2.5)	(2.6)	3.2	(2.1)
Net earnings attributable to Ingersoll Rand Industrial	$212.3	$194.6	$273.7	$197.3	$204.3

	Ingersoll Rand Industrial Business
	As of September 30,	As of December 31,
(In millions)	2019	2018	2017
	(unaudited)
Combined Balance Sheet Data:
Cash and cash equivalents	$244.0	$196.0	$324.6
Total assets	$4,455.0	$2,828.8	$2,934.6
Total liabilities	$970.6	$879.6	$877.0
Total equity	$3,484.4	$1,949.2	$2,057.6
	Ingersoll Rand Industrial Business
	Nine Months Ended September 30,		Year Ended December 31,
(In millions)	2019	2018	2018	2017	2016
	(unaudited)
Combined Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$191.1	$172.1	$337.7	$382.8	$294.1
Investing activities	$(1,500.1)	$(48.3)	$(91.9)	$(150.4)	$(63.6)
Financing activities	$1,362.8	$(228.5)	$(365.0)	$(165.0)	$(229.6)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 30, 2019, Gardner Denver and Ingersoll Rand agreed to enter into transactions to effect the transfer of the Ingersoll Rand Industrial Business to Gardner Denver. Ingersoll Rand will separate its industrial segment by way of a spin-off to Ingersoll Rand’s shareholders, pursuant to the Separation Agreement, and combine it with Gardner Denver, pursuant to the Merger Agreement.

Prior to the Distribution, Ingersoll Rand (or an affiliate thereof) will receive $1,900 million in cash from Ingersoll Rand Industrial that will be funded by newly-issued debt assumed by the combined company in the merger. Additionally, upon the closing of the transaction, existing Ingersoll Rand shareholders will receive 50.1% of Gardner Denver common stock on a fully diluted basis. Existing Gardner Denver stockholders will retain 49.9% of Gardner Denver common stock on a fully diluted basis. The transaction is expected to be tax-free to Ingersoll Rand and Gardner Denver’s respective shareholders for U.S. federal income tax purposes.

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X. The historical consolidated financial information in the unaudited pro forma condensed combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Gardner Denver and Ingersoll Rand Industrial.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the accompanying notes to the unaudited pro forma combined financial information. In many cases, these assumptions were based on preliminary information and estimates.

The unaudited pro forma condensed combined financial information set forth below gives effect to the following transactions and circumstances, referred to as the Transactions:

•	Reorganization of Ingersoll Rand;
•	Incurrence of Ingersoll Rand Industrial Debt;
•	Distribution of Ingersoll Rand Industrial common stock;
•	Merger of Gardner Denver and Ingersoll Rand Industrial; and
•	Ingersoll Rand Industrial’s acquisition of Precision Flow Systems on May 15, 2019.

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Transactions, based on the historical financial position and results of operations of Gardner Denver, Ingersoll Rand Industrial, and Precision Flow Systems presented as follows:

•	The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2019 was prepared based on:
(1)	the historical unaudited condensed consolidated statement of operations of Gardner Denver for the nine months ended September 30, 2019;
(2)	the historical unaudited combined statement of comprehensive income of Ingersoll Rand Industrial for the nine months ended September 30, 2019, and
(3)	the historical unaudited condensed combined statement of operations and comprehensive income of Precision Flow Systems for the three months ended March 31, 2019 and unaudited financial statement information for the period from April 1, 2019 to May 14, 2019 as derived from the historical records of Precision Flow Systems;
•	The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2018 was prepared based on:
(1)	the historical audited consolidated statement of operations of Gardner Denver for the year ended December 31, 2018;
(2)	the historical audited combined statement of comprehensive income of Ingersoll Rand Industrial for the year ended December 31, 2018, and
(3)	the historical audited combined statement of operations and comprehensive income of Precision Flow Systems for the year ended December 31, 2018;
•	The unaudited pro forma condensed combined balance sheet as of September 30, 2019 was prepared based on:
(1)	the historical unaudited condensed consolidated balance sheet of Gardner Denver as of September 30, 2019, and
(2)	the historical unaudited combined balance sheet of Ingersoll Rand Industrial as of September 30, 2019.

The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Gardner Denver management has determined that Gardner Denver is the acquirer for financial accounting purposes. In identifying Gardner Denver as the accounting acquirer, the companies considered the structure of the transaction and other actions contemplated by the Merger Agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, the relative size of Gardner Denver and Ingersoll Rand Industrial, and the designation of certain senior management positions of the combined company.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2018 and the nine months ended September 30, 2019 assume the Transactions occurred on January 1, 2018. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 assumes the Transactions occurred on September 30, 2019, with the exception of Ingersoll Rand’s acquisition of Precision Flow Systems which is reflected in Ingersoll Rand Industrial’s historical balance sheet at September 30, 2019.

This historical financial information included in the unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the accompanying notes, as well as the following historical consolidated financial statements and related notes of Gardner Denver, Ingersoll Rand Industrial, and Precision Flow Systems, that are included or incorporated by reference into this proxy statement/prospectus-information statement:

•	Gardner Denver’s consolidated financial statements and the notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 27, 2019 and Gardner Denver’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2019 filed with the SEC on October 30, 2019;
•	Ingersoll Rand Industrial’s audited combined financial statements for the year ended December 31, 2018 and Ingersoll Rand Industrial’s unaudited combined financial statements for the nine months ended September 30, 2019; and
•	Precision Flow Systems audited combined financial statements for the year ended December 31, 2018, and Precision Flow Systems unaudited condensed combined financial statements for the three months ended March 31, 2019.

For more information regarding such historical consolidated financial statements and related notes of Gardner Denver, see “Where You Can Find More Information; Incorporation By Reference.”

GARDNER DENVER AND THE INGERSOLL RAND INDUSTRIAL BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Nine months ended September 30, 2019
(Dollars and shares, in millions, except per share amounts)

	Historical Gardner Denver	Pro Forma Ingersoll Rand Industrial Adjusted (Note 2)	Pre-Merger Adjustments (Note 7)		Merger Adjustments (Note 8)		Pro Forma Combined
Revenues	$1,846.1	$2,741.5	$—		$—		$4,587.6
Cost of sales	1,159.7	1,813.4	(1.7	){g}	9.0	{a}	2,980.4
Gross Profit	686.4	928.1	1.7		(9.0)		1,607.2
Selling and administrative expenses	323.0	533.0	—		(4.3	){a}	838.2
					(0.5	){b}
					(13.0	){c}
Amortization of intangible assets	92.6	45.6	—		131.0	{d}	269.2
Other operating expense, net	43.1	37.2	—		(16.8	){c}	63.5
Operating Income	227.7	312.3	1.7		(105.4)		436.3
Interest expense	68.0	—	—		53.1	{e}	121.1
Loss on extinguishment of debt	0.2	—	—		—		0.2
Other income, net	(3.1)	(0.7)	—		—		(3.8)
Income (Loss) Before Income Taxes	162.6	313.0	1.7		(158.5)		318.8
Provision (benefit) for income taxes	29.2	63.9	—		(38.8	){f}	54.3
Net Income (Loss)	133.4	249.1	1.7		(119.7)		264.5
Less: Net earnings attributable to non-controlling interests	—	(2.3)	—		—		(2.3)
Net Income (Loss) attributable to Pro Forma Combined	$133.4	$246.8	$1.7		$(119.7)		$262.2
Basic earnings (loss) per share	$0.66						$0.63
Diluted earnings (loss) per share	$0.64						$0.62

Weighted average shares, basic	203.1				211.3	{g}	414.4
Weighted average shares, diluted	208.6				211.6	{h}	420.2

GARDNER DENVER AND THE INGERSOLL RAND INDUSTRIAL BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year ended December 31, 2018
(Dollars and shares, in millions, except per share amounts)

	Historical Gardner Denver	Pro Forma Ingersoll Rand Industrial Adjusted (Note 2)	Pre-Merger Adjustments (Note 7)		Merger Adjustments (Note 8)		Pro Forma Combined
Revenues	$2,689.8	$3,770.5	$—		$—		$6,460.3
Cost of sales	1,677.3	2,494.4	(2.1	){g}	(1.5	){a}	4,168.1
Gross Profit	1,012.5	1,276.1	2.1		1.5		2,292.2
Selling and administrative expenses	434.6	759.9	—		(0.9	){a}	1,198.2
					4.6	{b}
Amortization of intangible assets	125.8	61.8	—		173.7	{d}	361.3
Other operating expense, net	9.1	61.4	—		—		70.5
Operating Income	443.0	393.0	2.1		(175.9)		662.2
Interest expense	99.6	—	—		70.7	{e}	170.3
Loss on extinguishment of debt	1.1	—	—		—		1.1
Other income, net	(7.2)	(1.6)	—		—		(8.8)
Income (Loss) Before Income Taxes	349.5	394.6	2.1		(246.6)		499.6
Provision (benefit) for income taxes	80.1	96.9	—		(60.4	){f}	116.6
Net Income (Loss)	269.4	297.7	2.1		(186.2)		383.0
Less: Net income attributable to noncontrolling interests	—	(2.6)	—		—		(2.6)
Net Income (Loss) Attributable to Pro Forma Combined	$269.4	$295.1	2.1		$(186.2)		$380.4
Basic earnings per share	$1.34						$0.92
Diluted earnings per share	$1.29						$0.90

Weighted average shares, basic	201.6				211.3	{g}	412.9
Weighted average shares, diluted	209.1				211.4	{h}	420.5

GARDNER DENVER AND THE INGERSOLL RAND INDUSTRIAL BUSINESS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2019
(Dollars, in millions)

	Historical Gardner Denver	Historical Ingersoll Rand Industrial	Pre-Merger Adjustments (Note 7)		Merger Adjustments (Note 9)		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$406.4	$244.0	$(219.0	){a}	$(51.7	){j}	$379.7
Accounts receivable, net of allowance for doubtful accounts	458.4	596.8	—		—		1,055.2
Inventories	539.3	467.2	—		51.8	{k}	1,058.3
Other current assets	90.0	53.0	—		—		143.0
Total current assets	1,494.1	1,361.0	(219.0)		0.1		2,636.2
Property, plant and equipment, net of accumulated depreciation	334.0	475.8	(25.1	){b}	(29.2	){i}	793.9
					38.4	{l}
Goodwill	1,266.0	1,647.1	—		4,845.9	{m}	7,759.0
Other intangible assets, net	1,266.3	833.6	—		29.2	{i}	3,943.7
					1,814.6	{n}
Deferred tax assets	1.1	—	(11.7	){e}	52.0	{i}	39.7
					(1.7	){o}
Other assets	192.3	137.5	0.8	{d}	(52.0	){i}	376.1
			97.5	{f}
Total assets	$4,553.8	$4,455.0	$(157.5)		$6,697.3		$15,548.6
Liabilities and Stockholders' Equity
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$7.7	$—	$19.0	{c}	$—		$26.7
Accounts payable	336.6	368.3	—		—		704.9
Accrued compensation and benefits	—	77.9	8.4	{d}	(86.3	){i}	—
Accrued liabilities	251.5	276.8	89.5	{f}	86.3	{i}	696.5
					(7.6	){p}
Total current liabilities	595.8	723.0	116.9		(7.6)		1,428.1
Long-term debt, less current maturities	1,593.8	—	1,850.4	{c}	—		3,444.2
Pensions and other postretirement benefits	85.6	47.0	122.3	{d}	—		254.9
Deferred income taxes	274.0	106.9	(38.8	){e}	358.2	{o}	696.0
					(4.3	){i}
Other liabilities	214.1	93.7	11.0	{f}	4.3	{i}	318.8
					(4.3	){j}
Total liabilities	2,763.3	970.6	2,061.8		346.3		6,142.0
Commitments and contingencies
Stockholders' equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 206,245,423 shares issued at September 30, 2019	2.1	—	—		—		2.1
Capital in excess of par value	2,294.3	—	—		7,650.1	{q}	9,944.4
Accumulated deficit	(167.1)	—	—		(47.4	){j}{q}	(214.5)
Parent company investment	—	3,744.6	(2,145.3	){a}{b}{c}{d}	(1,599.3	){q}	—
				{e}{f}
Accumulated other comprehensive loss	(302.5)	(273.6)	(74.0	){d}	347.6	{q}	(302.5)
Treasury stock at cost; 1,701,983 shares at September 30, 2019	(36.3)	—	—		—		(36.3)
Non-controlling interest	—	13.4	—		—		13.4
Total stockholders' equity	1,790.5	3,484.4	(2,219.3)		6,351.0		9,406.6
Total liabilities and stockholders' equity	$4,553.8	$4,455.0	$(157.5)		$6,697.3		$15,548.6

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1: Description of transactions

On April 30, 2019, Gardner Denver and Ingersoll Rand agreed to enter into transactions to effect the transfer of Ingersoll Rand Industrial to Gardner Denver. These transactions provide for the separation of the Ingersoll Rand Industrial Business into Ingersoll Rand Industrial, the distribution of all the shares of Ingersoll Rand Industrial to Ingersoll Rand’s shareholders and the subsequent merger of Merger Sub with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving as a wholly owned subsidiary of Gardner Denver.

Immediately prior to the Distribution, Ingersoll Rand (or an affiliate thereof) will receive $1,900 million in cash from Ingersoll Rand Industrial that will be funded by newly-issued debt assumed by the combined company in the merger. As a result of and immediately following these transactions, Ingersoll Rand shareholders will collectively own approximately 50.1% of Gardner Denver common stock on a fully-diluted basis, and existing Gardner Denver stockholders will collectively own approximately 49.9% of Gardner Denver common stock on a fully-diluted basis, in each case excluding any overlaps in the pre-transaction stockholder bases. In no event will Ingersoll Rand shareholders hold less than 50.1% of the outstanding common stock of Gardner Denver immediately after the merger. Ingersoll Rand shareholders will retain their ordinary shares of Ingersoll Rand.

Note 2: Ingersoll Rand’s acquisition of Precision Flow Systems

On May 15, 2019, Ingersoll Rand completed its acquisition of Precision Flow Systems, a leading provider of fluid management systems which serves mission-critical applications including water, precision irrigation, oil and gas, and chemical and industrial.

The values presented in the unaudited pro forma condensed combined financial information for Historical Ingersoll Rand Industrial as of and for the nine months ended September 30, 2019 reflect the consolidation of PFS from the date of acquisition. Amounts presented as results of operations of Precision Flow Systems prior to the acquisition by Ingersoll Rand Industrial for the three months ended March 31, 2019 are derived from the unaudited financial statements of Precision Flow Systems and for the period from April 1, 2019 through May 14, 2019, which have been derived from the historical records of Precision Flow Systems.

The unaudited pro forma combined statement of operations for the year ended December 31, 2018 and the nine months ended September 30, 2019 gives effect to Ingersoll Rand Industrial’s acquisition of Precision Flow Systems as if the acquisition had occurred on January 1, 2018. The Historical Ingersoll Rand Industrial amounts include the results of Precision Flow Systems for the period from May 15, 2019 to September 30, 2019.

Consideration transferred

The acquisition of Precision Flow Systems has been accounted for using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that the assets and liabilities assumed be recognized at their acquisition fair values, with any excess of the consideration transferred over the estimated fair values of the identifiable net assets acquired recorded as goodwill. The consideration transferred by Ingersoll Rand in the acquisition of Precision Flow Systems was approximately $1,456.3 million in cash, excluding cash acquired and including the settlement of pre-acquisition Precision Flow Systems indebtedness. The consideration transferred is subject to customary purchase price adjustments. Ingersoll Rand Industrial incurred $12.7 million in transaction costs in connection with their acquisition of Precision Flow Systems.

The following is a summary of the preliminary estimated fair values of the net assets acquired as of the transaction close date, May 15, 2019:

(Dollars in millions)
Current assets	$124.8
Intangibles	662.2
Goodwill	805.5
Other noncurrent assets	48.4
Accounts payable, accrued expenses and other liabilities	(72.0)
Noncurrent deferred tax liabilities	(112.6)
Total purchase price, net of cash acquired	$1,456.3

Ingersoll Rand Industrial has not finalized the process of allocating the purchase price and valuing the acquired assets and liabilities assumed for the acquisition of Precision Flow Systems. The final purchase price allocation will be determined when Ingersoll Rand Industrial has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary amounts presented in these unaudited pro forma combined financial statements. If the fair value of the acquired assets is higher than the preliminary values above, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma condensed combined statement of operations.

Ingersoll Rand Industrial
Unaudited Pro forma Condensed Combined Statement of Operations
Nine months ended September 30, 2019
(Dollars and shares, in millions, except per share amounts)

	Historical Ingersoll Rand Industrial	Historical PFS (1/1/2019 - 3/31/2019)	Historical PFS (4/1/2019- 5/14/2019)	Pro Forma Adjustments		Total Pro Forma Ingersoll Rand Industrial	Reclassification Adjustments		Total Pro Forma Ingersoll Rand Industrial Adjusted
Revenues	$2,602.4	$95.0	$44.1	$—		$2,741.5	$—		$2,741.5
Cost of sales	1,776.2	54.1	25.6	(7.5	){a}	1,845.9	(30.1	){h}	1,813.4
				(3.0	){d}		(2.4	){j}
				0.5	{b}
Gross profit	826.2	40.9	18.5	10.0		895.6	32.5		928.1
Selling and administrative expenses	558.0	26.3	11.4	(5.9	){d}	577.1	(45.6	){g}	533.0
				(12.7	){c}		(1.9	){h}
							3.4	{k}
Research and development	—	2.4	1.0	—		3.4	(3.4	){k}	—
Amortization of intangible assets	—	—	—	—		—	45.6	{g}	45.6
Other operating expense, net		3.5	(0.1)			3.4	32.0	{h}	37.2
							2.4	{j}
							(0.6	){i}
Operating income	268.2	8.7	6.2	28.6		311.7	0.6		312.3
Interest expense	—	6.9	6.5	(13.4	){e}	—	—		—
Loss on extinguishment of debt	—	—	—	—		—	—		—
Other income, net	(1.3)	—	—	—		(1.3)	0.6	{i}	(0.7)
Income (loss) before income taxes	269.5	1.8	(0.3)	42.0		313.0	—		313.0
Provision (benefit) for income taxes	54.9	2.2	(0.5)	7.3	{f}	63.9	—		63.9
Net income (loss)	214.6	(0.4)	0.2	34.7		249.1	—		249.1
Less: Net earnings attributable to non-controlling interest	(2.3)	—	—	—		(2.3)	—		(2.3)
Net earnings (loss) attributable to Pro Forma Ingersoll Rand Industrial	$212.3	$(0.4)	$0.2	$34.7		$246.8	$—		$246.8

Pro Forma Adjustments

(a)	Reflects $7.5 million reduction of Cost of sales for the removal of inventory step-up amortization as this amount is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations.
(b)	Reflects incremental depreciation expense of $0.5 million based on the estimated fair value step-up of the depreciable fixed assets acquired and assigned estimated useful lives.
(Dollars in millions)	Carrying value	Preliminary fair value	Step-up	Average remaining useful lives (years)	Step-up depreciation expense for the period ended May 15, 2019
Land	$4.5	$5.3	$0.8	N/A	$—
Buildings and improvements	10.2	14.7	4.5	9	0.2
Machinery and equipment	13.8	18.6	4.8	8	0.3
Construction in progress	2.7	2.7	—	N/A	—
Total acquired fixed assets	$31.2	$41.3	$10.1		$0.5
(c)	Reflects the pro forma adjustment to remove $12.7 million of transaction costs incurred by Ingersoll Rand Industrial in connection with the acquisition of Precision Flow Systems as transaction costs are directly attributable to the acquisition of Precision Flow Systems and will not have an ongoing impact on the combined business. No transactions costs related to the acquisition of Precision Flow Systems were expensed or accrued by either Ingersoll Rand Industrial or Precision Flow Systems in their respective 2018 historical financial statements.

(d)	Reflects the net pro forma adjustment of $8.9 million for the removal of $35.4 million of historical amortization expense ($3.0 million within Cost of sales and $32.4 million within Selling and administrative expenses) offset by new amortization expense of $26.5 million within Selling and administrative expenses based on the fair value of the definite life intangible assets and the respective assigned estimated useful life.
(Dollars in millions)	Historical carrying value as of May 15, 2019	Historical useful life (years)	Preliminary fair value	Estimated weighted average life (years)	Pro forma amortization for the nine-months ended September 30, 2019
Customer relationships and other	$197.8	18	$457.6	14	$24.5
Patents/Developed technology	0.9	9	24.2	9	2.0
Backlog	—	N/A	12.2	N/A	—
Trademarks	$31.8	20	168.2	N/A	—
Total acquired intangible assets	$230.5		$662.2		$26.5
Less: historical PFS amortization (January 1, 2019 through May 14, 2019)					(15.5)
Less: historical Ingersoll Rand Industrial Business amortization (May 15, 2019 through September 30, 2019)					(19.9)
Total historical amortization expense					(35.4)
Pro forma adjustment					$(8.9)

The estimated fair value of amortizable intangible assets is expected to be amortized over the preliminary useful lives that will generally range from approximately fourteen years for customer relationships to nine years for developed technology, subject to the finalization of the purchase price allocation. Trademarks are considered to have an indefinite life. The amortizable life for each category of asset was based on the duration of the estimated cash flows for each asset. With other assumptions held constant, a 10% change in the fair value adjustment for amortizable intangible assets would increase/ decrease pro forma amortization for the nine months ended September 30, 2019 by approximately $2.6 million. The unaudited pro forma combined statements of operations do not reflect the amortization of the backlog of $12.2 million ($8.9 million, net of tax) for the estimated purchase accounting adjustment to intangibles as this amount is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations. The $35.4 million of combined amortization expense for historical Ingersoll Rand Industrial and historical Precision Flow Systems is inclusive of $6.5 million of backlog amortization.

(e)	Reflects the pro forma adjustment to remove the historical interest expense of $13.4 million as Ingersoll Rand Industrial did not assume PFS’ debt in connection with the acquisition. The PFS Acquisition was funded with cash provided by Ingersoll Rand and accordingly, no interest expense has been reflected in the unaudited pro forma condensed combined statements of operations.
(f)	Reflects an adjustment to record an income tax provision for the net pro forma adjustments related to the PFS Acquisition resulting from i) including the tax effect of pro forma PFS Acquisition adjustments determined using statutory tax rates in the jurisdictions in which the acquired assets are located, ii) removing the historical tax effect related to the pro forma adjustments to eliminate historical PFS amortization and interest expense which were determined based on actual PFS tax rates when the expenses were originally recognized, and iii) certain adjustments as a result of an expectation that the tax benefit of PFS’ historical net losses, which was previously unrecognized, would have been realizable based on the combined tax position of Ingersoll Rand Industrial and PFS. The net adjustment results in a pro forma effective rate of approximately 20.4%.

Reclassification Adjustments

Total Pro Forma Ingersoll Rand Industrial Adjusted reflects the following reclassification adjustments to conform Total Pro Forma Ingersoll Rand Industrial to the financial statement presentation of Gardner Denver:

(g)	Reflects reclassification of $45.6 million of amortization expense related to the amortization of Ingersoll Rand Industrial customer relationships and developed technologies and patents within Selling and administrative expenses to a separate line item, Amortization of intangible assets, to align with Gardner Denver’s Statement of Operations line item presentation.
(h)	Reflects the reclassification of $30.1 million and $1.9 million of restructuring charges primarily related to labor and accelerated depreciation of machinery and equipment within Cost of sales and Selling and administrative expenses, respectively, to Other operating expense, net to align with Gardner Denver’s Statement of Operations line item presentation.
(i)	Reflects the reclassification of $0.6 million of foreign currency gain due to transactions that are denominated in a currency other than the entity’s functional currency from Other income, net to Other operating expense, net to align with Gardner Denver’s Statement of Operations line item presentation.
(j)	Reflects the reclassification of $2.4 million of loss on asset disposals related to the sale of machinery and equipment within Cost of sales to Other operating expense, net to align with Gardner Denver’s Statement of Operations line item presentation.
(k)	Reflects the reclassification of $3.4 million of Research and development costs associated with developing and improving new products and services to Selling and administrative expenses to align with Gardner Denver’s Statement of Operations line item presentation.

Ingersoll Rand Industrial
Unaudited Pro forma Condensed Combined Statement of Operations
Year ended December 31, 2018
(Dollars and shares, in millions, except per share amounts)

	Historical Ingersoll Rand Industrial	Historical PFS	Pro Forma Adjustments		Total Pro Forma Ingersoll Rand Industrial	Reclassification Adjustments		Total Pro Forma Ingersoll Rand Industrial Adjusted
Revenues	$3,386.1	$384.4	$—		$3,770.5	$—		$3,770.5
Cost of sales	2,324.7	222.8	1.2	{l}	2,539.2	(47.1	){q}	2,494.4
			(9.5	){m}		2.3	{s}
Gross profit	1,061.4	161.6	8.3		1,231.3	44.8		1,276.1
Selling and administrative expenses	698.8	118.4	(2.4	){m}	814.8	(61.8	){p}	759.9
					—	(3.3	){q}
					—	10.2	{t}
Research and development		10.2			10.2	(10.2	){t}
Amortization of intangible assets	—	—	—		—	61.8	{p}	61.8
Other operating expense, net	—	8.5	—		8.5	50.4	{q}	61.4
						4.8	{r}
						(2.3	){s}
Operating income (loss)	362.6	24.5	10.7		397.8	(4.8)		393.0
Interest expense	—	23.2	(23.2	){n}	—	—		—
Loss on extinguishment of debt	—	—	—		—	—		—
Other (income) expense, net	3.2	—	—		3.2	(4.8	){r}	(1.6)
Income before income taxes	359.4	1.3	33.9		394.6	—		394.6
Provision for income taxes	83.1	6.5	7.3	{o}	96.9	—		96.9
Net income (loss)	276.3	(5.2)	26.6		297.7	—		297.7
Less: Net earnings attributable to non-controlling interest	(2.6)	—	—		(2.6)	—		(2.6)
Net earnings (loss) attributable to Pro Forma Ingersoll Rand Industrial	$273.7	$(5.2)	$26.6		$295.1	$—		$295.1

Pro forma adjustment

(l)	Reflects incremental depreciation expense of $1.2 million based on the estimated fair value step-up of the depreciable fixed assets acquired and assigned estimated useful lives.
(Dollars in millions)	Carrying value	Preliminary fair value	Step-up	Average remaining useful lives (years)	Step-up depreciation expense for the year ended December 31, 2018
Land	$4.5	$5.3	$0.8	N/A	$—
Buildings and improvements	10.2	14.7	4.5	9	0.5
Machinery and equipment	13.8	18.6	4.8	8	0.7
Construction in progress	2.7	2.7	—	N/A	—
Total acquired fixed assets	$31.2	$41.3	$10.1		$1.2
(m)	Reflects the net pro forma adjustment of $11.9 million for the removal of $47.2 million of historical amortization expense ($9.5 million within Cost of sales and $37.7 million within Selling and administrative expenses) offset by new amortization expense of $35.3 million within Selling and administrative expenses based on the fair value of the definite life intangible assets and the respective estimated assigned useful life.
(Dollars in millions)	Historical carrying value as of December 31, 2018	Historical useful life (years)	Preliminary fair value	Estimated weighted average life (years)	Pro forma amortization for the year-ended December 31, 2018
Customer relationships and other	$205.1	18	$457.6	14	$32.7
Patents/Developed technology	1.1	9	24.2	9	2.6
Backlog	—	N/A	12.2	N/A	—
Trademarks	33.2	20	168.2	N/A	—
Total acquired intangible assets	$239.4		$662.2		$35.3
Less: historical PFS amortization					(47.2)
Pro forma adjustment					$(11.9)

The estimated fair value of amortizable intangible assets is expected to be amortized over the preliminary useful lives that will generally range from approximately fourteen years for customer relationships to nine years for developed technology, subject to the finalization of the purchase price allocation. Trademarks are considered to have an indefinite life. The amortizable life for each category of asset was based on the duration of the estimated cash flows for each asset. With other assumptions held constant, a 10% change in the fair value adjustment for amortizable intangible assets would increase/ decrease annual pro forma amortization by approximately $3.5 million. The unaudited pro forma combined statements of operations do not reflect the amortization of the backlog of $12.2 million ($8.9 million net of tax) for the estimated purchase accounting adjustment to intangibles as this amount is not expected to have a continuing impact on Ingersoll Rand Industrial’s operations.

(n)	Reflects the pro forma adjustment to remove the historical interest expense of $23.2 million as Ingersoll Rand Industrial did not assume PFS’ debt in connection with the acquisition. The PFS Acquisition was funded with cash provided by Ingersoll Rand and accordingly, no interest expense has been reflected in the unaudited pro forma condensed combined statements of operations.
(o)	Reflects an adjustment to record an income tax provision for the net pro forma adjustments related to the PFS Acquisition resulting from i) including the tax effect of pro forma PFS Acquisition adjustments determined using statutory tax rates in the jurisdictions in which the acquired assets are located, ii) removing the historical tax effect related to the pro forma adjustments to eliminate historical PFS amortization and interest expense which were determined based on actual PFS tax rates when the expenses were originally recognized, and iii) certain adjustments as a result of an expectation that the tax benefit of PFS’ historical net losses, which was previously unrecognized, would have been realizable based on the combined tax position of Ingersoll Rand Industrial and PFS. The net adjustment results in a pro forma effective rate of approximately 24.6%.

Reclassification Adjustments

Total Pro Forma Ingersoll Rand Industrial Adjusted reflects the following reclassification adjustments to conform Total Pro Forma Ingersoll Rand Industrial to the financial statement presentation of Gardner Denver:

(p)	Reflects the reclassification of $61.8 million of amortization expense related to the amortization of Ingersoll Rand Industrial customer relationships and completed technologies and patents within Selling and administrative expenses to a separate line item, Amortization of intangible assets, to align with Gardner Denver’s Statement of Operations line item presentation.
(q)	Reflects the reclassification of $47.1 million and $3.3 million of restructuring charges primarily related to labor and accelerated depreciation of machinery and equipment within Cost of sales and Selling and administrative expenses, respectively, to Other operating expense, net to align with Gardner Denver’s Statement of Operations line item presentation.
(r)	Reflects the reclassification of $4.8 million of foreign currency loss due to transactions that are denominated in a currency other than the entity’s functional currency from Other income, net to Other operating expense, net to align with Gardner Denver’s Statement of Operations line item presentation.
(s)	Reflects the reclassification of $2.3 million of gain on asset disposals related to the sale of machinery and equipment within Cost of sales to Other operating expense, net to align with Gardner Denver’s Statement of Operations line item presentation.
(t)	Reflects the reclassification of $10.2 million of Research and development costs associated with developing and improving new products and services to Selling and administrative expenses to align with Gardner Denver’s Statement of Operations line item presentation.

Note 3: Basis of presentation

The historical consolidated financial statements have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Gardner Denver considered the accounting acquirer of Ingersoll Rand Industrial. Under the acquisition method of accounting, the preliminary purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess purchase price allocated to goodwill. To prepare the unaudited pro forma condensed combined financial information, Gardner Denver adjusted Ingersoll Rand Industrial’s assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this proxy statement/prospectus-information statement, Gardner Denver has not completed the detailed valuation work necessary to finalize the required estimated fair values and estimated useful lives of Ingersoll Rand Industrial’s assets to be acquired and liabilities to be assumed and the related allocation of the purchase price. The final allocation of the purchase price will be determined after completion of the merger and determination of the estimated fair value of Ingersoll Rand Industrial’s assets and liabilities, and associated tax adjustments. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma combined financial information has been compiled in a manner consistent with the accounting policies adopted by Gardner Denver. Certain financial information of Ingersoll Rand Industrial as presented in its historical combined financial statements has been preliminarily reclassified to conform to the historical presentation in Gardner Denver’s consolidated financial statements for the purposes of preparing the unaudited pro forma condensed combined financial information. Upon completion of the merger, Gardner Denver will perform a full and detailed review of Ingersoll Rand Industrial’s accounting policies. As a result of that review, Gardner Denver may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma condensed combined financial information does not give effect to any cost savings, operating synergies or revenue synergies that may result from the merger or the costs to achieve any synergies.

Note 4: Accounting policies and reclassification adjustments

The unaudited pro forma condensed combined financial information reflects adjustments to conform Ingersoll Rand Industrial’s results to Gardner Denver’s presentation.

Certain reclassifications have been made to the Pro forma Ingersoll Rand Industrial Statements of Operations and the Historical Ingersoll Rand Industrial Balance Sheet to conform to the financial statement presentation of Gardner Denver. Refer to Note 2 above for reclassification adjustments to the Pro forma Statements of Operations. See Note 9 below for reclassification adjustments to the Pro forma Balance Sheet.

Note 5: Financing transactions

Ingersoll Rand Industrial is expected to incur $1,900.0 million of indebtedness under the Ingersoll Rand Industrial Term Loan Facility prior to the closing of the merger, and the indebtedness is expected to be assumed by the combined company. The Ingersoll Rand Industrial Term Loan facility will have a term of seven years.

As part of the merger, Gardner Denver is increasing the Revolving Credit Facility to $1,000.0 million at the closing of the merger. The Revolving Credit Facility will mature in June 2024.

Gardner Denver expects to incur a total of $30.6 million debt issuance costs including $23.7 million associated with the Ingersoll Rand Industrial Term Loan issuance and $6.9 million associated with the increase in the Revolving Credit Facility. The debt issuance costs associated with each indebtedness is amortized over the respective terms of the debt. For purposes of the unaudited pro forma condensed combined financial statements, the borrowings under the Ingersoll Rand Industrial Term Loan Facility are assumed to have a weighted average interest rate of 3.5%. See Note 8 below for further discussion on interest expense pro forma adjustments.

(Dollars, in millions)
Term Loan Facility	$1,900.0
Less: Debt issuance costs	(30.6)
Net long-term debt	$1,869.4

Note 6: Purchase price accounting and estimated merger consideration

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect a preliminary allocation of the estimated purchase price to Ingersoll Rand Industrial’s identifiable assets to be acquired and liabilities to be assumed, with the excess recorded as goodwill. The preliminary purchase price allocation in this unaudited pro forma condensed combined financial information is based upon an estimated purchase price of approximately $7,644.8 million as determined by (1) the estimated price per share of common stock, determined on December 16, 2019, multiplied by the approximately 211.3 million shares of Gardner Denver common stock that will be issued to Ingersoll Rand shareholders in connection with the merger, based on the applicable exchange ratio, (2) the portion of the fair value attributable to pre-merger completion service for replacement equity awards that will be exchanged for the outstanding awards held by Ingersoll Rand employees and (3) estimated cash consideration payable in lieu of fractional shares owed to current Ingersoll Rand shareholders.

The pro forma purchase price adjustments are preliminary and are subject to change based on the stock price of Gardner Denver, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger. Increases or decreases in the purchase price and estimated fair value of assets and liabilities will result in adjustments that could materially impact the unaudited pro forma condensed combined financial information.

Total estimated merger consideration is calculated as follows:

(Dollars, in millions)
Fair value of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock	$7,644.8
Fair value attributable to pre-merger service for replacement equity awards	5.3
Total estimated merger consideration	$7,650.1

The fair value of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock is calculated as follows:

(Dollars and shares in millions, except per share amounts)
Number of shares of Gardner Denver common stock outstanding as of December 16, 2019, on a fully-diluted basis	210.5
Exchange ratio(1)	1.0040
Shares of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock	211.3
Estimated price per share of Gardner Denver common stock(2)	$36.18
Fair value of Gardner Denver common stock issued for Ingersoll Rand Industrial outstanding common stock	$7,644.8
(1)	The exchange ratio is equal to 50.1% / 49.9% in accordance with the merger agreement.
(2)	Estimated price per share of Gardner Denver common stock was determined based on the market closing price of Gardner Denver on December 16, 2019.

The preliminary estimated purchase consideration reflected in the unaudited pro forma combined financial information does not purport to represent what the actual purchase consideration will be when the Merger closes. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration paid will be measured on the closing date of the Transaction at the then-current market price. This requirement will likely result in an actual per share fair value upon closing of the Transaction that differs from the $36.18 per share of Gardner Denver common stock assumed in the unaudited pro forma combined financial information, which was the last reported sale price of Gardner Denver’s common stock on the NYSE on December 16, 2019, and the difference may be material. Gardner Denver believes that an increase or decrease of 10% (estimated using Gardner Denver’s historical share price volatility) in the market price of Gardner Denver’s common stock on the closing date of the Transaction as compared to the market price of Gardner Denver’s common stock assumed for the purposes of the unaudited pro forma combined financial information is possible. The percentage of this possible increase or decrease was derived from the recent historical volatility of Gardner Denver’s common stock and is not indicative of Gardner Denver’s expectation for future stock price performance. A change of this magnitude in the market price of Gardner Denver common stock would increase or decrease the purchase consideration by approximately $776.4 million (10% increase in share price) or $774.3 million (10% decrease in share price), which would result in a corresponding increase or decrease to goodwill in the unaudited pro forma combined financial information.

The following is a preliminary estimate of the fair value of assets to be acquired and the liabilities to be assumed by Gardner Denver:

(Dollars in millions)
Current assets, including cash acquired	$1,193.8
Fixed assets	459.9
Goodwill	6,493.0
Intangible assets	2,677.4
Other assets	222.4
Total assets	11,046.5
Long-term debt, including current portion	1,869.4
Deferred tax liabilities	422.0
Other liabilities assumed	1,091.6
Total liabilities	3,383.0
Non-controlling interest	13.4
Total consideration transferred	$7,650.1

Gardner Denver has not finalized the process of allocating the purchase price and valuing the acquired assets and liabilities assumed for the Ingersoll Rand Industrial acquisition. The final purchase price allocation will be determined when Gardner Denver has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary amounts presented in these unaudited pro forma combined financial statements. If the fair value of the acquired assets is higher than the preliminary values above, it may result in higher amortization and depreciation expense than is presented in these unaudited pro forma combined statement of operations.

Note 7: Pre-merger adjustments

In connection with the reorganization of Ingersoll Rand Industrial, certain assets and liabilities are excluded from the separation and consolidation of Ingersoll Rand Industrial and certain assets and liabilities are being assumed as part of the separation and consolidation of Ingersoll Rand Industrial that are not reflected in the Historical Ingersoll Rand Industrial balance sheet. Therefore, the following adjustments are included in the Pro forma condensed combined balance sheet and statement of operations to reflect these excluded and incremental assets and liabilities:

(a)	Cash and cash equivalents: A pro forma adjustment of $219.0 million to reflect Ingersoll Rand Industrial’s cash balance at time of merger at the minimum cash amount of $25.0 million in accordance with the Merger Agreement, with the offset to the Parent company investment.
(b)	Property, plant and equipment, net: A pro forma adjustment to reflect the net decrease in property plant and equipment of $25.1 million due to:
i.	Exclusion of $27.0 million of property, plant and equipment included within the Historical Ingersoll Rand Industrial balance sheet, but not being acquired by Gardner Denver, as stipulated in the Merger Agreement; and
ii.	Inclusion of $1.9 million of property, plant and equipment not included within the Historical Ingersoll Rand Industrial balance sheet, however, acquired by Gardner Denver per the Merger Agreement.
(c)	Long-term debt, including current portion: A pro forma adjustment to reflect $1,900.0 million Ingersoll Rand Industrial Term Loan Facility (net of $30.6 million of debt issuance costs) incurred as part of the Transactions with the offsets to Parent company investment.
(d)	Pensions and other postretirement benefits: Pro forma adjustments to reflect the impact of pensions plans of Ingersoll Rand Industrial that Gardner Denver will be acquiring through the merger. The Ingersoll Rand Industrial financial statements have been prepared using a multiemployer approach, where expense is allocated to the industrial segment of Ingersoll Rand related to the shared pension obligation. As part of the Separation, specific pension assets and obligations, not reflected in the historical financial statements, will also be transferred. Pro forma adjustments related to pension and postretirement benefit obligations and balance sheet items of the Ingersoll-Rand Industrial business were estimated based on actual participant data. Assets were allocated based on Accumulated Benefit Obligation, the actual reserve for insured plans or Projected Benefit Obligation depending on the location of the plans.”

i.	Reflects a $0.8 million increase in the pension plan asset included in Other assets related to the plans of employees transferring to Gardner Denver;
ii.	Reflects $8.4 million and $122.3 million increase in current pension liabilities included in Accrued compensation and benefits and non-current pension liabilities included in Pensions and other postretirement benefits, respectively, related to the pension plans of employees transferring to Gardner Denver; and
iii.	Reflects the related impact of the pension plans attributed to transferred employees of $74.0 million to Accumulated other comprehensive loss and $55.9 million to Parent company investment.
(e)	Deferred taxes:
i.	A pro forma adjustment to reflect a $11.7 million decrease in deferred tax assets related to certain tax attributes retained by Ingersoll Rand post-merger; and
ii.	A pro forma adjustment to reflect a $38.8 million decrease in deferred tax liabilities related to $31.4 million for the tax effect of aforementioned pension and other postretirement benefits, and $7.4 million for tax effect of aforementioned adjustment for excluded and included property, plant and equipment within the Merger Agreement.
(f)	Income taxes included in Other assets, Accrued liabilities and Other liabilities: Increase in income tax receivable included in Other assets of $97.5 million related to indemnity receivables associated with $89.5 million of income tax payable included in Accrued liabilities and $11.0 million FIN 48 liability included in Other liabilities.
(g)	Cost of sales: A pro forma adjustment to represent the net decrease in depreciation related to the excluded and transferred property, plant and equipment as described in Note 7(b) due to:
i.	Reflects the removal of $2.0 million and addition of $0.3 million in depreciation expense for the excluded and included property, plant and equipment, respectively, for the nine-months ended September 30, 2019; and
ii.	Reflects the removal of $2.4 million and addition of $0.3 million of depreciation expense for the excluded and included property, plant and equipment, respectively, for the fiscal year-ended December 31, 2018.

Note 8: Adjustments to Pro Forma Combined Statements of Operations

(a)	Cost of sales and Selling and administrative expenses – depreciation expense adjustment: Represents the adjustment to depreciation expense to remove historical depreciation expense offset by new depreciation expense based on the preliminary fair values of acquired property, plant and equipment, depreciated over their estimated remaining useful lives, determined in accordance with Gardner Denver accounting policy.
	Year-Ended December 31, 2018		Nine Months Ended September 30, 2019
(Dollars in millions)	Cost of Sales	Selling and Administrative Expenses	Cost of Sales	Selling and Administrative Expenses
Reversal of historical Ingersoll Rand Industrial depreciation expense	$(52.0)	$(10.7)	$(29.5)	$(11.5)
Reversal of PFS pro forma adjustment	(1.2)	—	(0.5)	—
Depreciation of acquired property, plant and equipment	51.7	9.8	39.0	7.2
Total depreciation expense adjustment	$(1.5)	$(0.9)	$9.0	$(4.3)

The estimated fair values and estimated useful lives are preliminary and subject to change once Gardner Denver has sufficient information as to the specific types, nature, age, condition, and location of Ingersoll Rand Industrial’s property, plant and equipment.

The following table summarizes the estimated fair values of Ingersoll Rand Industrial’s identifiable fixed assets (in millions) and their estimated useful lives.

(Dollars in millions)	Carrying Value	Step-up	Estimated Fair Value	Estimated Useful Life
Land	$20.4	$1.0	$21.4	N/A
Building	158.3	17.0	175.3	12 - 16
Machinery and equipment	242.8	20.4	263.2	6 - 8
Total acquired property plant and equipment	$421.5	$38.4	$459.9
(b)	Selling and administrative expenses – stock compensation expense adjustment: reflects the net pro forma adjustment to stock compensation expense to remove historical expense and include adjustment based on the estimated fair value of replacement awards attributable to post-acquisition service period. As part of the Transactions, Gardner Denver expects to replace Ingersoll Rand Industrial equity awards (RSUs, PSUs, and Options) with Gardner Denver awards. See “The Transaction Agreements—The Merger Agreement—Treatment of Equity Awards” for further description.

The estimated fair value of replacement awards is determined as follows based on share price and market assumptions available as of December 16, 2019:

•	Each Ingersoll Rand restricted stock unit that is held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be replaced with an award of a number of Gardner Denver restricted stock units (which may be settled in or whose value is otherwise determined by reference to the value of Gardner Denver common stock) determined by dividing the number of Ingersoll Rand restricted stock units subject to each award by the Gardner Denver Ratio (rounded up to the nearest whole share), subject to restrictions and other terms and conditions substantially identical to those that applied to the corresponding Ingersoll Rand restricted stock units immediately prior to the time of the Distribution. The exchange will occur based on the fair value of Ingersoll Rand Industrial common stock immediately before the transaction with a commensurate fair value of Gardner Denver restricted stock unit, using the stock price immediately after the Transactions.
•	Each Ingersoll Rand stock option that is unvested immediately prior to the time of the Distribution and is held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be converted into an option to purchase a number of shares of Gardner Denver common stock equal to the number of ordinary shares of Ingersoll Rand subject to the corresponding Ingersoll Rand option divided by the Gardner Denver Ratio (as defined below) (rounded down to the nearest number of whole shares), at an exercise price per share equal to the per-share exercise price under the corresponding Ingersoll Rand option multiplied by the Gardner Denver Ratio (rounded up to the nearest cent), subject to the same terms and conditions (including those related to vesting and post-employment exercise provisions) as were applicable under the Ingersoll Rand option immediately prior to the time of the Distribution. The fair value was estimated by performing a Black Scholes analysis.
•	The forfeited Ingersoll Rand performance stock units held by an Ingersoll Rand employee who transfers employment to Ingersoll Rand Industrial will be replaced by an award of a number of Gardner Denver restricted stock units (which may be settled in or whose value is otherwise determined by reference to the value of Gardner Denver common stock), with the number of restricted stock units to be granted to be determined by dividing the average of the actual performance stock units by such Industrial Employee for each of the last three years ending prior to the year in which the closing of the merger occurs, by the Gardner Denver Ratio (rounded up to the nearest whole share) and with the number of Gardner Denver restricted stock units then prorated based on the number of days remaining in the applicable performance period(s) for the forfeited performance units following the time of the Distribution, subject to restrictions and other terms and conditions substantially identical to those that applied to the corresponding Ingersoll Rand performance stock units immediately prior to the time of the Distribution (except that each Gardner Denver restricted stock unit will time vest on the last day of the applicable performance period for the corresponding forfeited Ingersoll Rand performance stock unit, subject to the employee’s continued employment on such date). Ingersoll Rand Industrial performance stock units include both a performance (CROIC) and market (TSR) condition. The estimated fair value of the replacement awards considered Ingersoll Rand Industrial’s expectation of achieving the performance metric and an analysis of the market condition using a Monte Carlo simulation.

The estimated fair value of replacement awards attributable to post-acquisition service period is estimated based on the total estimated fair value of replacement awards less the amount attributed to pre-combination service. The estimated fair value attributable to pre-combination service is determined by the estimated acquisition date fair value of the Ingersoll Rand Industrial awards multiplied by the portion of pre-combination period service expected to be rendered at the acquisition date divided by the original service period. The replacement award service periods are expected to be the same as the original awards. The Company has considered an estimate of forfeitures as part of this analysis and applied its current accounting policy to straight-line expense for any time-based vesting awards with graded vesting features.

(Dollars in millions)	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Remove historical stock compensation expense	$(10.4)	$(6.5)
Estimated fair value of Gardner Denver equity awards issued for Ingersoll Rand Industrial outstanding equity awards allocated to post-acquisition compensation expense	15.0	6.0
Pro forma adjustments to Selling and administrative expenses	$4.6	$(0.5)
(c)	Selling and administrative expenses and Other operating expense, net – transaction costs adjustment: Represents the elimination of $13.0 million and $16.8 million in non-recurring transaction costs incurred related to the Merger included in Selling and administrative expenses and Other operating expense, net, respectively, for the nine months-ended September 30, 2019. There were no similar transaction costs recorded in the historical statement of operations for the year ended December 31, 2018.
(d)	Amortization of intangible assets: Represents the removal of historical amortization expense offset by new amortization expense recognized based on the fair value of identified definite-lived intangible assets with estimated assigned useful lives as described below:
(Dollars in millions)	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Reversal of historical Ingersoll Rand Industrial amortization expense	$(61.8)	$(45.6)
Amortization of acquired intangible assets	235.5	176.6
Total incremental amortization expense	$173.7	$131.0

Gardner Denver has not completed the detailed valuation work necessary to finalize the required estimated fair values, estimated lives, or pattern of amortization associated with the acquired intangible assets which may result in a change in actual amortization expense recognized. The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.

The following table summarizes the estimated fair values of Ingersoll Rand Industrial’s identifiable intangible assets and their estimated useful lives:

(Dollars in millions)	Carrying Value	Step-up	Estimated Fair Value	Estimated Useful Life
Customer relationships	$555.9	$965.4	$1,521.3	10 - 15
Trademarks	208.7	419.6	628.3	20 - Indefinite
Technology	18.1	345.7	363.8	7 - 12
Software	29.2	2.5	31.7	1
Backlog and other	50.9	81.4	132.3	0.5 - 1
Total acquired Ingersoll Rand Industrial intangible assets	$862.8	$1,814.6	$2,677.4

The unaudited pro forma combined statements of operations do not reflect the amortization of Software of $31.7 million ($23.9 million, net of tax) or Backlog and other of $132.3 million ($99.9 million, net of tax) for the estimated purchase accounting adjustment to intangibles as this amount is not expected to have a continuing impact on Gardner Denver and Ingersoll Rand Industrial’s combined operations.

(e)	Interest expense, net: reflects the increase to interest expense resulting from interest on the new term debt to finance the acquisition of Ingersoll Rand Industrial and the amortization of related debt issuance costs, as follows:
(Dollars in millions)	Year-Ended December 31, 2018	Nine Months Ended September 30, 2019
Interest expense on new debt	$65.9	$49.5
Amortization of debt issuance costs	4.8	3.6
Pro forma adjustments to interest expense	$70.7	$53.1

A sensitivity analysis on interest expense has been performed to assess the effect that a hypothetical 0.25% change in interest rates would have on the Ingersoll Rand Industrial Term Loan Facility. A 0.25% change in the interest rates would cause a corresponding increase or decrease to interest expense of approximately $4.8 million and $3.6 million for the year-ended December 31, 2018 and the nine months-ended September 30, 2019, respectively. See Note 5 for further discussion on the financing transactions.

(f)	Income tax expense: The pro forma adjustments were tax effected at a blended estimated statutory tax rate of 24.5%. The blended estimated statutory rate is a weighted average of the statutory income tax rates in the jurisdictions in which the combined company generates taxable income or loss. The statutory rate may differ from the combined company’s effective tax rate, which will include other tax charges and benefits. Additionally, the statutory rate does not take into account any historical or possible future tax events that may impact the combined company following consummation of the Merger.
(g)	Basic weighted average number of shares outstanding: Reflects the pro forma issuance of 211.3 million shares of Gardner Denver common stock issued in exchange for Ingersoll Rand Industrial outstanding common stock in accordance with the Merger Agreement.
(h)	Diluted weighted average number of shares outstanding: Reflects the pro forma issuance of 211.4 million shares and 211.6 million shares for the year-ended December 31, 2018 and the nine months-ended September 30, 2019, respectively, of Gardner Denver common stock issued in exchange for Ingersoll Rand Industrial outstanding common and the potential issuance of shares of common stock under replacement equity awards issued in accordance with the Merger Agreement. In connection with the merger, unvested awards held by certain Ingersoll Rand employees will be converted to Gardner Denver restricted stock awards, such that the total value of equity awards held by Ingersoll Rand employees post-merger will be substantially economically equivalent to the value of such awards prior to the merger.

Note 9: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(i)	Certain reclassifications have been made to the Pro forma Historical Ingersoll Rand Industrial Balance Sheet to conform to the financial statement presentation of Gardner Denver as follows:
i.	Reflects the reclassification of $29.2 million of capitalized software, net, primarily comprised of internally developed software and local accounting systems from Property, plant, and equipment to Other intangible assets, net to align with Gardner Denver presentation;
ii.	Reflect the reclassification of $52.0 million of deferred tax assets from Other assets to Deferred tax assets to align with Gardner Denver presentation and S-X Rule 5-02;
iii.	Reflects the reclassification of $86.3 million of Accrued compensation and benefits to Accrued liabilities to align with Gardner Denver presentation. In accordance with S-X Rule 5-02, Gardner Denver discloses balances presented within Accrued liabilities, including Salaries, wages and related fringe benefits (or Accrued compensation and benefits), as part of its footnotes rather than on the face of the balance sheet; and
iv.	Reflects the reclassification of $4.3 million of FIN 48 liability to Other liabilities to align with Gardner Denver presentation and S-X Rule 5-02.
(j)	Cash: Represents the adjustment to the Company cash balance of $51.7 million for transaction costs anticipated to be paid in connection with completing the Acquisition. Additionally, a related income tax benefit of $4.3 million is reflected in Other liabilities. The Company expects to incur approximately $81.5 million in transaction costs in connection with completing the Acquisition, which includes approximately $21.6 million reflected in the historical Balance sheet of Gardner Denver within Accounts payable and Accrued liabilities.
(k)	Inventories: Represents the adjustment of $51.8 million to the carrying value of Ingersoll Rand Industrial’s inventory from its recorded net book value to its preliminary estimated fair value of $519.0 million. The estimated fair value step-up is expected to be amortized to cost of sales within one year of the acquisition, and as such there is no pro forma adjustment within the pro forma condensed combined statement of operations.
(l)	Property, plant and equipment, net: Represents the adjustment in carrying value of Ingersoll Rand Industrial’s property, plant and equipment from its recorded net book value to its preliminary estimated fair value of approximately $459.9 million. The estimated fair value is expected to be depreciated over the estimated useful lives of the assets, generally on a straight-line basis.

The estimated fair values and estimated useful lives are preliminary and subject to change once Gardner Denver has sufficient information as to the specific types, nature, age, condition, and location of Ingersoll Rand Industrial’s property, plant and equipment.

(m)	Goodwill: Represents a net increase in goodwill of $4,845.9 million, comprised of the elimination of Ingersoll Rand Industrial’s historical goodwill balance of $1,647.1 million, offset by $6,493.0 million of goodwill resulting from the merger. Goodwill resulting from the merger represents the excess of estimated merger consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities, and other benefits that Gardner Denver believes will result from combining its operations with the operations of Ingersoll Rand Industrial. The goodwill created in the merger is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.
(n)	Other intangible assets, net: Represents adjustments to increase the preliminary estimated fair value of intangible assets to approximately $2,677.4 million. The estimated fair values of identifiable intangible assets are preliminary and are determined based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). The final fair value determinations for identifiable intangible assets may differ from this preliminary determination, and such differences could be material.
(o)	Deferred taxes: Represents estimated adjustments to deferred tax assets and liabilities as a result of the Merger. The actual deferred tax assets and liabilities may differ materially based on changes resulting from finalizing the allocation of purchase price and valuing the assets acquired and liabilities assumed for the Ingersoll Rand Industrial business (including the PFS Acquisition), changes to the valuation allowance on the combined business, and tax basis step ups resulting from separation transactions which are not reasonably estimable for the purposes of these pro forma financial statements.

Deferred tax liabilities increased a net $358.2 million which represents a $391.9 million increase in the deferred tax liability for the tax impact of the difference between the estimated assigned fair value of acquired assets and liabilities, excluding deferred revenue, and the tax basis of such assets and liabilities, and a decrease of $33.7 million related to historical Ingersoll Rand Industrial tax deductible goodwill.

Deferred tax assets decreased $1.7 million related to the difference between the estimated assigned fair value of acquired deferred revenue, and the tax basis of the acquired deferred revenue.

The estimate was determined by multiplying the increase or decrease in the fair value of the respective asset or liability over the book value by a blended statutory tax rate estimate of 20.3%. The blended statutory tax rate is the weighted average of the statutory tax rates, based on the fair market values of the acquired assets and liabilities and the jurisdictions in which the assets and liabilities are located. This rate is subject to change when Gardner Denver performs a complete tax analysis post-Merger.

(p)	Accrued liabilities: Represents the estimated adjustment to decrease the assumed deferred revenue obligations to a fair value of approximately $92.8 million, a $7.6 million decrease from the carrying value. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated costs to fulfill the remaining performance obligations plus a normal profit margin. After the acquisition, this adjustment will not have a continuing impact beyond one year and, therefore, there is no pro forma adjustment within the pro forma condensed combined statement of operations.
(q)	Stockholders’ equity: Represents the elimination of Ingersoll Rand Industrial Parent company investment and Accumulated other comprehensive loss, as well as the following adjustments to reflect the capital structure of the combined company and impact to retained earnings of the aforementioned pro forma adjustments:
Eliminate Ingersoll Rand Industrial Parent company investment	$(1,599.3)
Eliminate Ingersoll Rand Industrial Accumulated other comprehensive loss	347.6
Issuance of Gardner Denver shares as merger consideration	7,650.1
Impact to Accumulated deficit for pro forma adjustments of transaction costs and related tax impact (j)	(47.4)
Total stockholder's equity adjustment	$6,351.0

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

The following discussion summarizes the material U.S. federal income tax consequences of (i) the Distribution, merger and related transactions to certain beneficial owners of Ingersoll Rand ordinary shares, (ii) the Distribution and related transactions to Ingersoll Rand, (iii) the merger to Gardner Denver stockholders and (iv) the ownership and disposition of Gardner Denver common stock received in the merger by certain beneficial owners of Gardner Denver common stock. This discussion is based on the opinions of counsel, as discussed more fully below, the Code, the Treasury regulations promulgated thereunder, judicial opinions and published positions of the IRS, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

Except where noted under “—Material Tax Consequences of the Ownership and Disposition of Gardner Denver Common Stock,” this discussion only describes the tax consequences of the Transactions to U.S. holders that hold their Ingersoll Rand ordinary shares or Gardner Denver common stock as a capital asset. For purposes of this summary, a “U.S. holder” means any beneficial owner that for U.S. federal income tax purposes is an individual U.S. citizen or resident; a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust that (1) is subject to the primary supervision of a court within the United States and subject to the authority of one or more U.S. persons to control all substantial trust decisions, or (2) was in existence on August 20, 1996, and has properly elected under applicable Treasury regulations to be treated as a U.S. person. For purposes of this summary, a “Non-U.S. holder” means any beneficial owner (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences that may apply in light of a holder’s particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local, foreign or other laws. In addition, this summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to persons in special tax situations, including but not limited to:

•	tax exempt entities;
•	holders that do not hold their Ingersoll Rand ordinary shares or Gardner Denver common stock as a capital asset for U.S. federal income tax purposes;
•	holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or holders of employee stock options;
•	insurance companies;
•	financial institutions;
•	dealers or traders in securities;
•	holders who hold their shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated transaction,” “constructive sale” or other risk-reduction transaction;
•	mutual funds and exchange traded funds;
•	partnerships or other pass-through entities for U.S. federal income tax purposes and investors in such entities;
•	U.S. holders whose functional currency is not the U.S. dollar;
•	holders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;
•	controlled foreign corporations;
•	passive foreign investment companies; or
•	U.S. expatriates.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Ingersoll Rand ordinary shares or Gardner Denver common stock, the U.S. federal income tax treatment of a partner of the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Ingersoll Rand ordinary shares or Gardner Denver common stock are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the Transactions to their specific circumstances.

Ingersoll Rand shareholders are urged to consult their own tax advisors concerning the tax consequences to them of the Distribution, merger and related transactions and their ownership and disposition of Gardner Denver common stock, including the application of U.S. federal, state and local and foreign and other tax laws in light of their particular circumstances.

Material Tax Consequences of the Distribution

Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Ordinary Shares

Completion of the Distribution of Ingersoll Rand Industrial to the Ingersoll Rand shareholders is conditioned upon Ingersoll Rand’s receipt of the Distribution Tax Opinion to the effect that, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code.

The Distribution Tax Opinion will assume that the Distribution will be completed according to the terms of the Separation Agreement and will rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this proxy statement/prospectus-information statement and a number of other documents. In addition, the Distribution Tax Opinion will be based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Ingersoll Rand, Ingersoll Rand Industrial and Gardner Denver. The Distribution Tax Opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. The Distribution Tax Opinion will not address any U.S. state or local or foreign tax consequences of the Distribution.

Ingersoll Rand has received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP that, based on such assumptions, representations, covenants and undertakings, and assuming that they remain true and accurate as of the effective time of the Contribution and Distribution, and that there is no change in applicable law, for U.S. federal income tax purposes, the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code and, accordingly, the U.S. federal income tax consequences of the Contribution, taken together with the Distribution, are as described below. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the validity of this opinion may be affected and the U.S. federal income tax consequences of the Contribution, taken together with the Distribution, could differ materially from those described below.

On the basis that the Contribution, taken together with the Distribution, will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. holder as a result of the Distribution;
•	the aggregate tax basis of the Ingersoll Rand ordinary shares and the Ingersoll Rand Industrial common stock held by each U.S. holder immediately after the Distribution will be the same as the aggregate tax basis of the Ingersoll Rand ordinary shares held by the U.S. holder immediately before the Distribution, allocated between the Ingersoll Rand ordinary shares and the Ingersoll Rand Industrial common stock in proportion to their relative fair market values on the date of the Distribution; and
•	the holding period of the Ingersoll Rand Industrial common stock received by each U.S. holder will include the holding period of their Ingersoll Rand ordinary shares.

U.S. holders that have acquired different blocks of Ingersoll Rand ordinary shares at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of Ingersoll Rand Industrial common stock distributed with respect to such blocks of Ingersoll Rand ordinary shares.

Ingersoll Rand does not intend to seek a ruling from the IRS with respect to the treatment of the Distribution for U.S. federal income tax purposes. The Distribution Tax Opinion will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. If the conclusions expressed in the Distribution Tax Opinion are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Distribution could be materially less favorable than those described above.

If the Distribution were determined not to qualify for tax-free treatment, the above consequences would not apply and each U.S. holder who receives Ingersoll Rand Industrial common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of Ingersoll Rand Industrial common stock received, which would generally result in:

•	a taxable dividend to the U.S. holder to the extent of that U.S. holder’s pro rata share of Ingersoll Rand’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes;
•	a reduction in the U.S. holder’s basis (but not below zero) in its Ingersoll Rand ordinary shares to the extent the amount received exceeds the shareholder’s share of Ingersoll Rand’s earnings and profits; and
•	a taxable gain from the exchange of Ingersoll Rand ordinary shares to the extent the amount received exceeds the sum of the U.S. holder’s share of Ingersoll Rand’s earnings and profits and the U.S. holder’s basis in its Ingersoll Rand ordinary shares.

Information Reporting

Treasury Regulations require each Ingersoll Rand shareholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Ingersoll Rand to attach to such shareholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution. Ingersoll Rand will provide U.S. holders of Ingersoll Rand ordinary shares with the information necessary to comply with this requirement. U.S. holders are urged to consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

Material U.S. Federal Income Tax Consequences of the Distribution to Ingersoll Rand

The following is a summary of the material U.S. federal income tax consequences to Ingersoll Rand in connection with the Distribution that may be relevant to holders of Ingersoll Rand ordinary shares.

As discussed above, completion of the Distribution is conditioned upon Ingersoll Rand’s receipt of the Distribution Tax Opinion to the effect that, for U.S. federal income tax purposes, the Contribution taken together with the Distribution will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code. On the basis that the Contribution taken together with the Distribution will qualify as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, no gain or loss will be recognized by the Ingersoll Rand group (including the Ingersoll Rand Industrial Group) as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Ingersoll Rand or its subsidiaries if and to the extent that the Separation Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The Distribution Tax Opinion is subject to the qualifications and limitations as are set forth above under “Material Tax Consequences of the Distribution—Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Ordinary Shares.”

If the Distribution were determined not to so qualify for tax-free treatment, then the Ingersoll Rand group could recognize gain in respect of the Distribution and/or the Reorganization which could result in material tax liability.

Even if the Distribution otherwise qualifies as a tax-free transaction under Sections 368(a), 361 and 355 of the Code, the Distribution would be taxable to the Ingersoll Rand group (but not to Ingersoll Rand shareholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Ingersoll Rand or Ingersoll Rand Industrial, directly or indirectly (including through acquisitions of the combined company’s stock after the completion of the merger), as part of a plan or series of related transactions that includes the Distribution. Current law generally creates a presumption that any direct or indirect acquisition of stock of Ingersoll Rand or Ingersoll Rand Industrial within two years before or after the Distribution is part of a plan that includes the Distribution, although the parties may be able to rebut that presumption in certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Although it is expected that the merger will be treated as part of such a plan, the merger standing alone will not cause Section 355(e) of the Code to apply to the Distribution because holders of Ingersoll Rand Industrial common stock immediately before the merger will hold more than 50% of the stock of the combined company (by vote and value) immediately after the merger. However, if the IRS were to determine that other direct or indirect acquisitions of stock of Ingersoll Rand or Ingersoll Rand Industrial, either before or after the Distribution, were part of a plan that includes the Distribution, such determination could cause Section 355(e) of the Code to apply to a portion of the internal restructuring preceding the Distribution, which could result in a material tax liability.

In certain circumstances, under the Tax Matters Agreement, Gardner Denver (and Ingersoll Rand Industrial, if applicable) will be required to indemnify the Ingersoll Rand group against all or a portion of any taxes in respect of the Distribution that arise as a result of certain disqualifying actions by Ingersoll Rand Industrial or Gardner Denver (including any of Ingersoll Rand Industrial or Gardner Denver’s representations being untrue or their covenants being breached or if they or their stockholders were to engage in transactions that resulted in the application of Section 355(e) to the restructuring transactions preceding the Distribution as described above) or the occurrence of certain events relating to Ingersoll Rand Industrial or Gardner Denver. If the Ingersoll Rand group were to recognize gain in respect of the Distribution and/or the Reorganization for reasons not related to a disqualifying action by Ingersoll Rand Industrial or Gardner Denver (or its stockholders), Ingersoll Rand would not generally be entitled to be indemnified under the Tax Matters Agreement. See “Additional Agreements Related to the Reorganization, the Distribution and the Merger—Tax Matters Agreement” for a summary of the Tax Matters Agreement.

Material Tax Consequences of The Merger

For U.S. federal income tax purposes, the merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Ingersoll Rand Industrial to complete the merger that Ingersoll Rand receive a Merger Tax Opinion from Paul, Weiss to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Gardner Denver to complete the merger that Gardner Denver receive a Merger Tax Opinion from Simpson Thacher to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Merger Tax Opinions will assume that the merger will be completed according to the terms of the Merger Agreement and will rely on the facts as stated in the Merger Agreement, this proxy statement/prospectus-information statement and a number of other documents. In addition, the Merger Tax Opinions will be based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver and Merger Sub. The Merger Tax Opinions cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect. The Merger Tax Opinions will not address any U.S. state or local or foreign tax consequences of the merger.

Ingersoll Rand has received an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP that, based on such assumptions, representations, covenants and undertakings, and assuming that they remain true and accurate as of the effective time of the merger, and that there is no change in applicable law, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, accordingly, the U.S. federal income tax consequences of the merger are as described below. In addition, Gardner Denver has received an opinion of Simpson Thacher & Bartlett LLP that, based on such assumptions, representations, covenants and undertakings, and assuming that they remain true and accurate as of the effective time of the merger, and that there is no change in applicable law, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and, accordingly, the U.S. federal income tax consequences of the merger are as described below. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate or is violated, the validity of these opinions may be affected and the U.S. federal income tax consequences of the merger could differ materially from those described below.

Except where specifically noted, the remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Industrial Common Stock

On the basis that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will have the following tax consequences to U.S. holders of Ingersoll Rand Industrial common stock who receive Gardner Denver common stock in the merger:

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of Ingersoll Rand Industrial common stock upon the receipt of Gardner Denver common stock in the merger (except with respect to cash received in lieu of fractional shares of Gardner Denver common stock, as described below);
•	the tax basis of Gardner Denver common stock received by a U.S. holder of Ingersoll Rand Industrial common stock in the merger (including any fractional shares deemed received, as described below) will equal the tax basis of the Ingersoll Rand Industrial common stock exchanged therefor; and
•	the holding period of the Gardner Denver common stock received by a U.S. holder of Ingersoll Rand Industrial common stock in the merger (including any fractional shares deemed received, as described below) will include the holding period of the Ingersoll Rand Industrial common stock with respect to which the Gardner Denver common stock was received.

A U.S. holder of Ingersoll Rand Industrial common stock that receives cash in lieu of a fractional share of Gardner Denver common stock will generally be treated as though it first received such fractional share pursuant to the merger and then sold it for the amount of cash actually received. The U.S. holder will generally recognize capital gain or loss measured by the difference between the amount of cash received for such fractional share and the U.S. holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the fractional share of Gardner Denver common stock, as determined above, is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations. If a U.S. holder holds blocks of Ingersoll Rand Industrial common stock with different bases and holding periods (as discussed above under “Material Tax Consequences of the Distribution—Material U.S. Federal Income Tax Consequences to U.S. Holders of Ingersoll Rand Ordinary Shares”), the Gardner Denver common stock such U.S. holder receives in the merger will be allocated pro rata to each such block of Ingersoll Rand Industrial common stock, and the basis and holding period of each block of Gardner Denver common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Ingersoll Rand Industrial common stock exchanged for such block of Gardner Denver common stock.

If the merger were determined to be taxable, U.S. holders of Ingersoll Rand Industrial common stock would be considered to have made a taxable disposition of their shares of Ingersoll Rand Industrial common stock to Gardner Denver, and such U.S. holders would generally recognize taxable gain or loss on their receipt of Gardner Denver common stock in an amount equal to the difference between (i) the fair market value of such Gardner Denver common stock and (ii) the stockholder’s aggregate tax basis in the shares of Ingersoll Rand Industrial common stock surrendered, as described above.

Material U.S. Federal Income Tax Consequences to Gardner Denver Stockholders

Gardner Denver stockholders will not receive any stock or other consideration in respect of their Gardner Denver common stock pursuant to the merger. Accordingly, Gardner Denver stockholders will not realize any gain or loss in respect of their Gardner Denver common stock pursuant to the merger.

Material U.S. Federal Income Tax Consequences to Ingersoll Rand Industrial

No income, gain or loss will be recognized by Ingersoll Rand Industrial as a result of the merger.

Information Reporting and Backup Withholding

Holders of at least 1% (by vote or value) of the total outstanding common stock of Ingersoll Rand Industrial or holders whose basis in their Ingersoll Rand Industrial common stock equals or exceeds $1,000,000 must attach to their U.S. federal income tax return for the year in which the merger occurs a detailed statement setting forth the data appropriate to show the applicability of Section 368 of the Code to the merger. Gardner Denver and/or Ingersoll Rand will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

Non-corporate holders of shares of Ingersoll Rand Industrial common stock that receive Gardner Denver common stock in the merger may be subject to backup withholding tax on any cash payments received in lieu of a fractional share of Gardner Denver common stock. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 that such holder is not subject to backup withholding tax or is otherwise exempt from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the applicable holder’s U.S. federal income tax liability, provided that the holder timely furnishes the required information to the IRS.

Material Tax Consequences of the Ownership and Disposition of Gardner Denver Common Stock

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following are the material U.S. federal income tax consequences of the ownership and disposition of Gardner Denver common stock acquired in the merger by U.S. holders.

Dividends. The gross amount of distributions by Gardner Denver in respect of Gardner Denver common stock will be taxable to a U.S. holder as dividend income to the extent the distributions are paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be included in a U.S. holder’s gross income on the day actually or constructively received by such holder. Subject to certain holding period and other requirements, such dividend income will generally be eligible for the dividends received deduction in the case of corporate U.S. holders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation for non-corporate U.S. holders (including individuals).

To the extent that the amount of any distribution exceeds Gardner Denver’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in a U.S. holder’s adjusted tax basis in the Gardner Denver common stock, and the balance in excess of adjusted tax basis will be taxed as capital gain. Any such capital gain will be long-term capital gain if such U.S. holder’s holding period in the applicable stock is more than one year.

Gain on Disposition of Common Stock. A U.S. holder generally will recognize taxable gain or loss on any sale, exchange or other disposition of Gardner Denver common stock in an amount equal to the difference between the amount realized for the common stock and the holder’s adjusted tax basis in such common stock. The character of such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if such U.S. holder’s holding period in the applicable stock is more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. In general, information reporting will apply to distributions in respect of Gardner Denver common stock and the proceeds from the sale, exchange or other disposition of Gardner Denver common stock that are paid to a U.S. holder within the United States (and in certain cases, outside the United States), unless the holder is an exempt recipient. A backup withholding tax may apply to such payments if the holder fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or as a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of Gardner Denver common stock acquired in the merger by Non-U.S. holders.

Dividends. The gross amount of distributions by Gardner Denver in respect of Gardner Denver common stock will be treated as dividends to the extent paid out of Gardner Denver’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds Gardner Denver’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in a Non-U.S. holder’s adjusted tax basis in the Gardner Denver common stock, and the balance in excess of adjusted tax basis will be treated as gain from the disposition of common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a Non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. holder of Gardner Denver common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the Gardner Denver common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain Non-U.S. holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Finally, dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock. Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. holder on the sale or other disposition of Gardner Denver common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. holder);
•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	Gardner Denver is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A Non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. In addition, if any Non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Gardner Denver does not believe that it is, and does not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax. Common stock held by an individual Non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding. Distributions paid to a Non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Gardner Denver common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements. Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on Gardner Denver common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Material U.S. Federal Income Tax Consequences to Non-U.S. Holders—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. A Non-U.S. holder should consult its own tax advisors regarding these requirements and whether they may be relevant to such holder’s ownership and disposition of Gardner Denver common stock.

MATERIAL IRISH TAX CONSEQUENCES OF THE TRANSACTIONS

The following is a summary of the material Irish tax consequences of the Distribution to certain beneficial owners of Ingersoll Rand ordinary shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each of the shareholders. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this information statement and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below.

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Transactions and of the acquisition, ownership and disposal of our ordinary shares. The summary applies only to shareholders who will own the ordinary shares and common stock as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired the ordinary shares or common stock by virtue of an Irish office or employment (performed or carried on in Ireland).

Withholding Tax on the Distribution

On the basis of a confirmation from the Irish Revenue Commissioners, dividend withholding tax should not arise on the Distribution.

Irish Income Tax

On the basis of a confirmation from the Irish Revenue Commissioners, shareholders of Ingersoll Rand should not be subject to Irish income tax on the Distribution.

Irish Tax on Chargeable Gains

Non-Irish Resident Shareholders. The rate of tax on chargeable gains (where applicable) in Ireland is 33%. Ingersoll Rand shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of our ordinary shares.

Irish Resident Shareholders. Ingersoll Rand shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency, will not be subject to Irish tax on chargeable gains on the receipt of new Ingersoll Rand Industrial common stock pursuant to the Distribution but will rather be treated for Irish tax purposes as if their Ingersoll Rand Industrial common stock is the same asset (i.e. acquired at the same time and for the same value) as the ordinary shares of Ingersoll Rand which gave rise to their entitlement to receive that Ingersoll Rand Industrial common stock.

Stamp Duty

The Distribution should not be within the charge to Irish stamp duty for shareholders of Ingersoll Rand.

THE IRISH TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY.

SECURITY OWNERSHIP OF GARDNER DENVER COMMON STOCK

The following table sets forth certain information regarding the ownership of Gardner Denver common stock as of December 16, 2019, except as otherwise indicated, by:

•	each current Gardner Denver director;
•	each of the persons named in Gardner Denver’s 2019 Definitive Proxy Statement on Schedule 14A, incorporated herein by reference, in the Summary Compensation Table under the heading “Compensation of Executive Officers and Directors;”
•	all current Gardner Denver directors and executive officers as a group; and
•	each person who is known by Gardner Denver to own beneficially 5% or more of Gardner Denver’s outstanding shares of common stock, each of whom we refer to as a 5% owner.

The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on December 16, 2019 or within 60 days thereafter through the exercise of any stock option or other right.

Unless otherwise indicated, each holder has sole investment and voting power with respect to the shares set forth in the following table:

Name of beneficial owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Beneficial Owners of More than 5%
Investment funds affiliated with KKR(1)	70,671,135	34.5%
Artisan Partners(2)	10,426,745	5.1%
The Vanguard Group(3)	11,450,706	5.6%
T. Rowe Price(4)	22,877,489	11.2%
Directors and Named Executive Officers:
Vicente Reynal(5)	1,694,403	*
Philip T. Herndon(6)	394,332	*
Andrew Schiesl(5)	431,213	*
Neil D. Snyder(7)	345,442	*
Enrique Miñarro Viseras(5)	121,252	*
Michael A. Weatherred	3,156	—
Peter M. Stavros(8)	—	—
Brandon F. Brahm(8)	—	—
Elizabeth Centoni	—	*
William P. Donnelly(5)	87,441	*
John Humphrey	3,899	*
Marc E. Jones	—	*
William E. Kassling(5)	387,511	*
Michael V. Marn(5)	57,533	*
Nickolas Vande Steeg(5)	234,428	*
Joshua T. Weisenbeck(8)	—	—
All current directors and executive officers as a group (16 persons)(5)	3,132,826	1.5%
*	Less than 1 percent
(1)	Includes 70,671,135 shares directly owned by KKR Renaissance Aggregator L.P. KKR Renaissance Aggregator GP LLC, as the general partner of KKR Renaissance Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR Renaissance Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Fund Holdings L.P., as the sole shareholder of KKR North America XI Limited, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group

Holdings Corp., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR & Co. Inc., as the sole stockholder of KKR Group Holdings Corp. KKR Management LLC, as the Class B stockholder of KKR & Co. Inc., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares described in this footnote. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Beneficial ownership information is based on information contained in the Schedule 13G filed on February 7, 2019 on behalf of Artisan Partners Limited Partnership (“APLP”), Artisan Investments GP LLC (“Artisan Investments”), Artisan Partners Holdings LP (“Artisan Holdings”) and Artisan Partners Asset Management Inc. (“APAM”). According to the schedule, included in the shares of Gardner Denver common stock listed above as beneficially owned by Artisan Partners are 9,358,417 shares over which APLP, Artisan Investments, Artisan Holdings and APAM have shared voting power and 10,426,745 shares over which APLP, Artisan Investments, Artisan Holdings and APAM have shared dispositive power. According to the schedule, Artisan Holdings is the sole limited partner of APLP and the sole member of Artisan Investments; Artisan Investments is the general partner of APLP; APAM is the general partner of Artisan Holdings. According to the schedule, the shares reported above as beneficially owned by Artisan Partners have been acquired on behalf of discretionary clients of APLP. Persons other than APLP are entitled to receive all dividends from, and proceeds from the sale of, those shares. According to the schedules, none of those persons, to the knowledge of APLP, Artisan Holdings, APAM, or Artisan Investments has an economic interest in more than 5% of the class. The principal business address of each of APLP, Artisan Investments, Artisan Holdings and APAM is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.
(3)	Beneficial ownership information is based on information contained in the Schedule 13G filed on February 11, 2019 on behalf of The Vanguard Group and its wholly-owned subsidiaries, Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. According to the schedule, included in the shares of Gardner Denver’s common stock listed above as beneficially owned by The Vanguard Group are 64,440 shares over which The Vanguard Group has sole voting power, 19,334 shares over which The Vanguard Group has shared voting power, 11,380,039 shares over which The Vanguard Group has sole dispositive power and 70,667 shares over which The Vanguard Group has shared dispositive power. The address of the principal business office of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(4)	Beneficial ownership information is based on information contained in the Schedule 13G filed on June 10, 2019 on behalf of T. Rowe Price Associates, Inc. (“Price Associates”). According to the schedule, included in the shares of Gardner Denver’s common stock listed above as beneficially owned by T. Rowe Price are 7,729,007 shares over which Price Associates has sole voting power and 22,877,489 shares over which Price Associates has sole dispositive power. According to the schedule, Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client’s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time. According to the schedule, not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates. The principal business address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.
(5)	The number of shares reported includes shares covered by options that are exercisable within 60 days as follows: Mr. Reynal, 1,462,377; Mr. Schiesl, 431,213; Mr. Miñarro Viseras, 114,447; Mr. Weatherred, 2,450; Ms. Rubottom, 103,418; Mr. Donnelly, 44,799; Mr. Kassling, 57,533; Mr. Marn, 57,533; Mr. Vande Steeg, 57,533; all directors and executive officers as a group, 2,331,303.
(6)	The number of shares reported includes 28,262 shares covered by options that are exercisable within 60 days.
(7)	The number of shares reported includes 313,843 shares covered by options that are exercisable within 60 days.
(8)	The principal business address of each of Messrs. Stavros, Weisenbeck and Brahm is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

LEGAL MATTERS

The validity of the issuance of common stock by Gardner Denver pursuant to the Merger Agreement will be passed upon for Gardner Denver by Simpson Thacher. Simpson Thacher will also provide to Gardner Denver a legal opinion regarding certain U.S. federal income tax matters relating to the merger. Paul, Weiss will provide to Ingersoll Rand legal opinions regarding certain U.S. federal income tax matters relating to the spin-off and the merger. Arthur Cox will provide to Ingersoll Rand a legal opinion regarding certain Irish tax matters relating to the spin-off.

Certain partners of Simpson Thacher, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR Renaissance Aggregator, in less than 1% of Gardner Denver’s common stock.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this proxy statement/prospectus-information statement by reference from Gardner Denver’s Annual Report on Form 10-K, for the year ended December 31, 2018, and the effectiveness of Gardner Denver Holdings, Inc.’s and its subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the Industrial Business of Ingersoll-Rand plc as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 included in this Registration Statement on Form S-4 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Precision Flow Systems business of Silver II GP Holdings S.C.A. as of December 31, 2018 and 2017 and for each of the years then ended included in this Registration Statement on Form S-4 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

If any stockholder wishes to propose a matter for consideration at Gardner Denver’s 2020 Annual Meeting of Stockholders, the proposal should be mailed by certified mail return receipt requested, to Gardner Denver’s Corporate Secretary at its principal executive offices. To be eligible under the SEC’s stockholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in Gardner Denver’s 2020 Annual Meeting Proxy Statement and form of proxy, a proposal must be received by Gardner Denver’s Corporate Secretary on or before November 27, 2019. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

In addition, Gardner Denver’s bylaws permit stockholders to nominate directors and present other business for consideration at Gardner Denver’s Annual Meeting of Stockholders. To make a director nomination or present other business for consideration at the Annual Meeting of Stockholders to be held in 2020, you must submit a timely notice in accordance with the procedures described in Gardner Denver’s by-laws. To be timely, a stockholder’s notice shall be delivered to the Corporate Secretary at the principal executive offices of Gardner Denver not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Therefore, to be presented at Gardner Denver’s Annual Meeting to be held in 2020, such a proposal must be received on or after January 10, 2020, but not later than February 9, 2020. In the event that the date of the Annual Meeting of Stockholders to be held in 2020 is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the 2019 Annual Meeting of Stockholders, such notice by the stockholder must be so received no earlier than 120 days prior to the Annual Meeting of Stockholders to be held in 2020 and not later than the later of the 90th day prior to such Annual Meeting of Stockholders to be held in 2020 or ten (10) calendar days following the day on which public announcement of the date of such Annual Meeting is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in Gardner Denver’s bylaws. The proxy solicited by the Gardner Denver board of directors for the 2020 Annual Meeting of Stockholders will confer discretionary authority to vote as the proxy holders deem advisable on such stockholder proposals which are considered untimely.

PROPOSALS TO BE ACTED UPON AT THE GARDNER DENVER STOCKHOLDER MEETING

PROPOSAL 1

At the special meeting, Gardner Denver stockholders will be asked to approve the issuance of Gardner Denver common stock pursuant to the Merger Agreement. The exact number of shares to be issued is calculated based on a formula in the Merger Agreement, described on page 90 of the proxy statement/prospectus-information statement. We currently expect, based on the number of outstanding shares of Gardner Denver common stock and equity awards as of December 16, 2019, that Gardner Denver will issue to Ingersoll Rand Industrial stockholders 211,300,000 shares of Gardner Denver common stock as a result of the Transactions, although the precise number of shares will not be known until closer to the closing date of the merger. The terms of, reasons for and other aspects of the Merger Agreement and the merger are described in detail in the other sections in this proxy statement/prospectus-information statement. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve Proposal 1.

THE GARDNER DENVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE FOR PROPOSAL 1.

PROPOSAL 2

Gardner Denver stockholders will also be asked to approve a proposal to amend and restate the 2017 Equity Plan to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by 11,000,000 shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan” and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger and, in the case of renaming the plan and changing references to Gardner Denver, subject to Gardner Denver changing its name at the closing of the merger. The affirmative vote of a majority of the votes cast, in person or by proxy, at the special meeting, where a quorum is present, by holders of shares of Gardner Denver common stock is required to approve the Equity Plan Amendment proposal.

Background

In May 2017, the Gardner Denver board of directors approved our 2017 Equity Plan. The purpose of our 2017 Equity Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of Gardner Denver common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders. As of September 30, 2019, approximately 6,894,018 shares remained available under the 2017 Equity Plan for future issuance to participants.

The Importance of the Proposed Increase in Shares

We are seeking approval by the Gardner Denver stockholders to increase the number of shares reserved for issuance under the 2017 Equity Plan by 11,000,000 shares for the reasons discussed below.

The 2017 Equity Plan Requires Additional Shares to Meet Our Anticipated Equity Compensation Needs.

•	The increase in the share reserve of the 2017 Equity Plan will enable us to continue to grant equity awards in the combined company under the 2017 Equity Plan to employees and other eligible service providers of the combined company, which includes existing employees of Gardner Denver and all Industrial Employees. We believe that equity ownership by the vast majority of our employees has a direct correlation to increased employee engagement, which we think is a key factor in us achieving our future financial goals and creating stockholder value. The proposed share reserve increase is the level that we believe necessary to meet this objective and support Gardner Denver’s anticipated equity compensation awards for approximately the next four years from the date of the special meeting. This estimate is based on a forecast that takes into account (i) our expanded employee population created by the merger, (ii) our announced intention to make a one-time grant of equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company (other than employees who are already participants in either Gardner Denver’s or Ingersoll Rand’s equity incentive plans), (iii) our obligation to grant certain equity awards pursuant to the Employee Matters Agreement and (iv) the number of shares currently remaining available for the grant of equity awards under the 2017 Equity Plan.

•	The size of our employee base (6,700 employees as of December 31, 2018) will more than double at the closing of the merger with the addition of the employees of the Ingersoll Rand Industrial Business (10,900 employees as of December 31, 2018). The initial share reserve established under the 2017 Equity Plan was 8,550,000 shares, which was based on the compensation needs with respect to our original much smaller employee base. More than doubling our employee base, which in turn more than doubles the number of employees participating in our annual equity incentive plan, necessitates a share reserve significantly greater than originally contemplated when the initial share reserve under the 2017 Equity Plan was first established.
•	Gardner Denver has announced its intention to make a one-time grant of equity awards under the 2017 Equity Plan at some point following the closing of the merger to all employees of the combined company who are not already participants in either Gardner Denver’s or Ingersoll Rand’s equity incentive plans. The aggregate grant date fair market value of such equity awards is expected to be approximately $150 million, which would result in the issuance of approximately 4.15 million restricted stock units if the closing price of a share of Gardner Denver common stock on the date of grant was $36.18 (which is the closing price of such a share on December 16, 2019). This type of grant was not contemplated when the original 2017 Equity Plan share reserve was established.
•	The increase in the share reserve of the 2017 Equity Plan will enable us to grant any equity awards pursuant to the Employee Matters Agreement that do not qualify as “substitute awards” under the terms of the 2017 Equity Plan and therefore count against the share reserve. We are obligated under the Employee Matters Agreement to grant an, as of yet, undeterminable number of such equity awards. These grants were not contemplated when the original 2017 Equity Plan share reserve was established.
•	As of September 30, 2019, approximately 6,894,018 shares remained available under the 2017 Equity Plan for future issuance to participants. This is not a sufficient number of shares remaining in this reserve to allow us to make the grants described above. As such, we are requesting that the number of shares reserved for issuance under the 2017 Equity Plan be increased by 11,000,000 shares.

The 2017 Equity Plan Is Essential to Employee Engagement and Company Growth and Success.

•	We believe that equity ownership by the vast majority of our employees has a direct correlation to increased employee engagement, which we think is a key factor in us achieving our future financial goals and creating stockholder value. Our announced one-time grant of equity awards to all employees of the combined company who are not already participants in either Gardner Denver’s or Ingersoll Rand’sequity incentive plans is a critical step in achieving this level of employee ownership and engagement. We believe that the failure to grant this announced award could severely impact employee morale and result in us not being able to achieve our goal of significant employee engagement. This in turn could adversely affect the ability of the combined company to achieve its financial goals.
•	Delivering a significant portion of total compensation in the form of equity compensation is essential to the Company’s core compensation philosophy. Although our annual equity program structure is consistent with peers, the one-time grant to the greater employee base is unique and exemplifies our commitment to increasing employee engagement by deploying compensation instruments that drive value creation and create employee owners.
•	In general, we believe the ability to grant competitive equity awards is a necessary and powerful recruiting and retention tool for us to obtain the quality personnel we need to move our business forward. If we are unable to offer competitive equity awards to employees of the combined company following the merger, this could adversely affect the growth and operation of the combined company. We believe that equity awards are a long-term incentive that directly links company performance to stock performance. The increase in the share reserve of the 2017 Equity Plan will enable us to continue to use equity compensation on a broad basis to help attract, retain and motivate employees and grow our business, develop new products and ultimately increase stockholder value.

•	In addition, if we are unable to grant competitive equity awards, we may be required to offer additional cash-based incentives to replace equity as a means of competing for or retaining talent, which we do not believe would be practical or advisable. We do not believe a more cash-based program would have the same long-term retention value or serve to align employees’ interests to those of our stockholders as well as a program that includes equity. A significant increase in cash-based incentives to replace equity awards would reduce the cash otherwise available for the operation of the combined company.

The 2017 Equity Plan Incorporates Good Governance Practices.

•	Administration. The 2017 Equity Plan is administered by the Compensation Committee of our board of directors, which is comprised entirely of independent non-employee directors.
•	Broad-based eligibility for equity awards. We have granted equity awards to a broad range of our employees, and anticipate granting equity awards to a broad range of the employees of the combined company. By doing so, we provide a unique compensation structure that makes us an “employer of choice” and aligns employee interests with those of stockholders.
•	Stockholder approval is required for additional shares. The 2017 Equity Plan does not contain an annual “evergreen” provision but instead reserves a fixed maximum number of shares for issuance; stockholder approval is required to increase that number.
•	Dilution competitive with peer set. Overall dilution following the proposed increase in the share reserve under the 2017 Equity Plan will be competitive with our peer set and consistent with our philosophy of driving shareholder focused employee engagement across all levels of the Company.
•	Projected burn rate. The rate at which we make equity grants under the 2017 Equity Plan is competitive with the historical practice of our peer set. In 2020, however, we expect our burn rate will be higher than normal due to the one-time grant of equity awards to employees of the combined company who are not already participants in either Gardner Denver’s or Ingersoll Rand’s equity incentive plans.
•	Exchange or repricing programs are not allowed without stockholder approval. The 2017 Equity Plan prohibits exchange or repricing programs without stockholder approval.
•	No discount stock options or stock appreciation rights. The 2017 Equity Plan requires that stock options and stock appreciation rights issued under it must have an exercise price equal to at least the fair market value of our common stock on the date the award is granted, except in certain situations involving substitute awards (as described below).
•	Share counting provisions. Except for substitute awards, in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2017 Equity Plan.

Stock Awards Granted under the 2017 Equity Plan

No awards made under the 2017 Equity Plan prior to the date of the special meeting were granted subject to stockholder approval of this proposal. Although we expect to award an aggregate fair market value of approximately $150 million of restricted stock units under the 2017 Equity Plan following the closing of the merger to employees of the combined company, the aggregate value, number and types of awards that will be granted under the 2017 Equity Plan in the future are not determinable, as the Committee will make these determinations in its sole discretion. The following table sets forth information with respect to the number of outstanding stock options and restricted stock units that have been granted to Gardner Denver’s named executive officers and the specified groups set forth below under the 2017 Equity Plan as of September 30, 2019.

Name and Principal Position	Stock Options	Restricted Stock Units
Vicente Reynal Chief Executive Officer	362,491	142,790
Philip T. Herndon Former Vice President and Chief Financial Officer	0	0
Andrew Schiesl Vice President, General Counsel, Chief Compliance Officer and Secretary	60,711	23,928

Name and Principal Position	Stock Options	Restricted Stock Units
Neil D. Snyder Vice President and Chief Financial Officer	50,925	19,639
Enrique Miñarro Viseras Vice President and General Manager, Industrials Segment EMEA	65,459	24,202
All executive officers as a group (7 persons)	591,308	229,668
All non-executive directors as a group (10 persons)	0	27,726
Each associate of the above-mentioned directors or executive officers	―	―
Each other person who received or is to receive 5% of such options, warrants or rights	―	―
All employees (other than executive officers) as a group (350 persons)	1,179,569	435,280

Description of the 2017 Equity Plan

The following summary of the principal features of the 2017 Equity Plan is qualified in its entirety by the specific language of the amended and restated 2017 Equity Plan, a copy of which is attached as Annex D to this proxy statement/prospectus-information statement.

As of September 30, 2019, approximately 279 employees, including our executive officers, would be eligible to participate in the programs approved under the 2017 Equity Plan. In addition, a small number of consultants that we may engage from time to time, along with the members of our board of directors, are eligible to participate in the 2017 Equity Plan.

Shares Issuable under our 2017 Equity Plan. At the inception of our 2017 Equity Plan, a maximum of 8,550,000 shares of Gardner Denver common stock (plus any shares of common stock subject to outstanding awards granted under our 2013 Equity Plan that, after the effective date of this plan, expire or are otherwise forfeited or terminated in accordance with their terms without the delivery of shares of common stock in settlement thereof) could be issued to participants. Pursuant to the proposed addition of shares to the 2017 Equity Plan, the maximum number of shares available for issuance under the 2017 Equity Plan would, if the proposal is approved, be increased to 19,550,000 shares. As of September 30, 2019, approximately 6,894,018 shares remained available under the 2017 Equity Plan for future issuance to participants and, if the proposal is approved, the number that would be available for future issuance would be 17,894,018 (based on the number of shares actually remaining available as of September 30, 2019).

Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under our 2017 Equity Plan. Shares of common stock will be deemed to have been issued in settlement of awards if the fair market value equivalent of such shares is paid in cash; provided, that no shares will be deemed to have been settled in settlement of a stock appreciation right or restricted stock unit that only provides for settlement in cash and settles only in cash or in respect of any cash-based award. Shares tendered or withheld on the exercise of options or other awards for the payment of the exercise or purchase price or withholding taxes, shares not issued upon the settlement of a stock appreciation right that settles in shares of common stock and shares purchased on the open market with cash proceeds from the exercise of options will not become available for awards under the 2017 Equity Plan.

Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the share reserve limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under our 2017 Equity Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date. Following the effective date of the plan, no further awards were granted under the 2013 Equity Plan.

Administration. Our 2017 Equity Plan is administered by the Compensation Committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the “Committee”). The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in our 2017 Equity Plan and any instrument or agreement relating to, or any award granted under, our 2017 Equity

Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of our 2017 Equity Plan; adopt sub-plans; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our 2017 Equity Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our 2017 Equity Plan. Unless otherwise expressly provided in our 2017 Equity Plan, all designations, determinations, interpretations, and other decisions under or with respect to our 2017 Equity Plan or any award or any documents evidencing awards granted pursuant to our 2017 Equity Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders.

Options. The Committee may grant non-qualified stock options and incentive stock options, under our 2017 Equity Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Equity Plan; provided, that all stock options granted under our 2017 Equity Plan are required to have a per share exercise price that is not less than 100% of the fair market value of Gardner Denver common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our 2017 Equity Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of Gardner Denver common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised; (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee (provided that such shares have been held by the participant for at least six months or such other period established by the Committee to avoid adverse accounting treatment; or (3) by such other method as the Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights, under our 2017 Equity Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Equity Plan. The Committee also may award stock appreciation rights independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (2) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Committee may grant restricted shares of Gardner Denver common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of Gardner Denver common stock, subject to the other provisions of our 2017 Equity Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock (except that, if the lapsing of restrictions with respect to such restricted shares of common stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted shares of common stock will be retained, and delivered without interest to the holder of such shares within a specified period following the date on which the shares vest and any applicable restrictions lapse). Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Other Equity-Based Awards and Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our 2017 Equity Plan, with terms and conditions determined by the Committee that are not inconsistent with our 2017 Equity Plan.

Effect of Certain Events on the 2017 Equity Plan and Awards. In the event of (1) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in our 2017 Equity Plan), or (2) unusual or nonrecurring events affecting Gardner Denver, including changes in applicable rules, rulings, regulations or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (1) or (2), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the share reserve limit, or any other limit applicable under our 2017 Equity Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of Gardner Denver (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our 2017 Equity Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities of Gardner Denver (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring. In connection with any Change in Control, the Committee may, in its sole discretion, provide for any one or more of the following: (1) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting of, the exercisability of, or lapse of restrictions on awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event and (2) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of Gardner Denver common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards. Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate our 2017 Equity Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to our 2017 Equity Plan or for changes in GAAP to new accounting standards; (2) it would materially increase the number of securities which may be issued under our

2017 Equity Plan (except for adjustments in connection with certain corporate events); or (3) it would materially modify the requirements for participation in our 2017 Equity Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination); provided, that, except as otherwise permitted in our 2017 Equity Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without stockholder approval, except as otherwise permitted in our 2017 Equity Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (1) any clawback, forfeiture or other similar policy adopted by our board of directors or the Committee and as in effect from time to time and (2) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to Gardner Denver.

Certain Federal Income Tax Information

The following is a general summary, as of the date of this proxy statement/prospectus-information statement, of the federal income tax consequences to us and to U.S. participants for awards granted under the 2017 Equity Plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. Tax consequences for any particular individual may be different. This summary is not intended to be exhaustive and does not discuss the tax consequences of a participant’s death or provisions of income tax laws of any municipality, state or other country. We advise participants to consult with a tax advisor regarding the tax implications of their awards under the 2017 Equity Plan.

Incentive Stock Options. For federal income tax purposes, the holder of an incentive stock option has no taxable income at the time of the grant or exercise of the incentive stock option. If such person retains the common stock acquired under the incentive stock option for a period of at least two years after the incentive stock option is granted and one year after the incentive stock option is exercised, any gain upon the subsequent sale of the common stock will be taxed as a long-term capital gain. A holder who disposes of shares acquired by exercise of an incentive stock option prior to the expiration of two years after the incentive stock option is granted or before one year after the incentive stock option is exercised will realize ordinary income as of the date of exercise equal to the difference between the exercise price and fair market value of the common stock. Any additional gain or loss recognized upon any later disposition of the shares would be a short- or long-term capital gain or loss, depending on whether the shares have been held by the holder for more than one year. The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is an adjustment in computing the holder’s alternative minimum taxable income and may be subject to an alternative minimum tax which is paid if such tax exceeds the holder’s regular income tax for the year.

Nonstatutory Stock Options. A participant who receives a non-qualified stock option generally will not realize taxable income on the grant of such option, but will realize ordinary income at the time of exercise of the non-qualified stock option equal to the difference between the option exercise price and the fair market value of the stock on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares would be a short- or long-term capital gain or loss, depending on whether the shares had been held by the participant for more than one year.

Stock Appreciation Rights. No taxable income is generally reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received plus the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of any shares received would be a short- or long-term capital gain or loss, depending on whether the shares had been held by the participant for one year or more.

Restricted Stock. A participant will generally not have taxable income upon grant of unvested restricted shares unless he or she elects to be taxed at that time pursuant to an election under Code Section 83(b). Instead, he or she will recognize ordinary income at the time(s) of vesting equal to the fair market value (on each vesting date) of the shares or cash received minus any amount paid for the shares.

Restricted Stock Units. No taxable income is generally reportable when unvested restricted stock units are granted to a participant. Upon settlement of the vested restricted stock units, the participant will recognize ordinary income in an amount equal to the value of the payment received pursuant to the vested restricted stock units.

Income Tax Effects for the Company. We generally will be entitled to a tax deduction in connection with an award under the 2017 Equity Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, upon the exercise of a non-qualified stock option), subject to the limitation on deductibility under Code Section 162(m).

Internal Revenue Code Section 409A. Code Section 409A governs the federal income taxation of certain types of nonqualified deferred compensation arrangements. A violation of Code Section 409A generally results in an acceleration of the recognition of income of amounts intended to be deferred and the imposition of a federal excise tax of 20% on the employee over and above the income tax owed, plus possible penalties and interest. Code Section 409A covers a broad field of compensation arrangements and may apply to certain awards available under the 2017 Equity Plan (such as restricted stock units). The intent is for the 2017 Equity Plan, including any awards available thereunder, to either be exempt from or comply with the requirements of Code Section 409A. As required by Code Section 409A, certain nonqualified deferred compensation payments to specified employees may be delayed to the seventh month after such employee’s separation from service.

Registration with the SEC

If the amendment and restatement described in this Proposal 2 is approved by stockholders, Gardner Denver will file a Registration Statement on Form S-8 with the SEC with respect to the shares of Gardner Denver common stock to be registered pursuant to the 2017 Equity Plan as soon as reasonably practicable following stockholder approval.

Equity Compensation Plan Information

The following table provides information as of December 31, 2018 about our common stock that may be issued upon the exercise of options, warrants and rights granted to employees, consultants or directors under all of the existing equity compensation plans including our 2013 Equity Plan and 2017 Equity Plan.

Plan Category	Number of Securities to be issued upon Exercise of Outstanding Options, Warrants And Rights(1)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities reflected in the first column)(3)
Equity compensation plans approved by securityholders	11,790,119	$14.56	8,151,718
(1)	Total includes 10,828,957 stock options and 119,241 share-settled stock appreciation rights under the Company’s 2013 Stock Incentive Plan and 834,836 stock options and 7,085 share-settled stock appreciation rights under the Company’s 2017 Omnibus Incentive Plan.

(2)	The weighted average exercise prices for the Company’s 2017 Omnibus Incentive Plan relate only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.
(3)	These shares are available for grant as of December 31, 2018 under the Company’s 2017 Omnibus Incentive Plan. This includes 8,550,000 shares initially authorized for issuance under the Company’s 2017 Omnibus Incentive Plan and shares subject to awards under the Company’s 2013 Stock Incentive Plan that expired or were otherwise forfeited or terminated in accordance with their terms without the delivery of shares of the Company’s common stock in settlement thereof.

THE GARDNER DENVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 3

At the special meeting, Gardner Denver stockholders may be asked to vote to adjourn or postpone the special meeting to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve Proposal 1. The approval of Proposal 1 is required for completion of the merger. Because the Gardner Denver board of directors believes that it is in Gardner Denver’s and its stockholders’ best interest to engage in the Transactions, the Gardner Denver board of directors believes it is in Gardner Denver’s and its stockholders’ best interest to adjourn the special meeting if there are not sufficient votes at the time of the special meeting to approve Proposal 1. The affirmative vote of a majority of the voting power of the shares of Gardner Denver common stock present, in person or represented by proxy, and entitled to vote thereon is required to approve the proposal to permit adjournment of the special meeting, where a quorum is present.

THE GARDNER DENVER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GARDNER DENVER STOCKHOLDERS VOTE FOR PROPOSAL 3.

CERTAIN DEFINITIONS

Certain abbreviations and terms used in the text and notes are defined below:

Abbreviation/Term	Description
Baird	Robert W. Baird & Co. Incorporated
Citi	Citigroup Global Markets Inc.
Code	The Internal Revenue Code of 1986, as amended
The Contribution	The transfer of specified Ingersoll Rand Industrial assets and specified Ingersoll Rand Industrial liabilities to Ingersoll Rand Industrial
DGCL	General Corporation Law of the State of Delaware
The Distribution
The distribution by Ingersoll Rand, pursuant to the Merger Agreement, of 100% of the Ingersoll Rand Industrial common stock pro rata to Ingersoll Rand shareholders through a spin-off. The distribution is intended to be effected by Ingersoll Rand’s pro rata issuance to its shareholders of blank cheque preferred shares carrying rights to the ownership of Ingersoll Rand Industrial. Ingersoll Rand Industrial will then issue common stock to the Ingersoll Rand shareholders, in proportion to their holdings of blank cheque preferred shares, in redemption of the blank cheque preferred shares, and the common stock of Ingersoll Rand Industrial held by Ingersoll Rand will be cancelled.

Equity Plan Amendment
The amendment and restatement of the 2017 Equity Plan to increase the number of shares of Gardner Denver common stock issuable under the 2017 Equity Plan by        shares, rename the 2017 Equity Plan as the “Ingersoll Rand, Inc. 2017 Omnibus Incentive Plan”, and change all references to Gardner Denver in the 2017 Equity Plan to Ingersoll Rand, in each case effective upon the closing of the merger

Exchange Act	The Securities Exchange Act of 1934, as amended
Gardner Denver	Gardner Denver Holdings, Inc.
Gardner Denver common stock	Shares of common stock of Gardner Denver, par value $0.01 per share
HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
Ingersoll Rand	Ingersoll-Rand plc
Ingersoll Rand Industrial	Ingersoll-Rand U.S. HoldCo, Inc., which is currently a wholly-owned subsidiary of Ingersoll Rand
Ingersoll Rand Industrial Business
The business conducted by the industrial segment of Ingersoll Rand as such business is currently conducted and as such business will be conducted in accordance with the Merger Agreement as of the time at which the Distribution occurs. Under the terms of the Separation Agreement, specified assets and liabilities used in the Ingersoll Rand Industrial Business as described in this proxy statement/prospectus-information statement will transfer to Gardner Denver in connection with the Reorganization, Distribution and merger.

Ingersoll Rand Industrial common stock	Shares of common stock of Ingersoll Rand Industrial, par value $0.01 per share
Ingersoll Rand Industrial Group	Ingersoll Rand Industrial and its subsidiaries after giving effect to the Reorganization
Ingersoll Rand Industrial Payment	The payment to be made by Ingersoll Rand Industrial (or another member of the Ingersoll Rand Industrial Group) to Ingersoll Rand

Abbreviation/Term	Description

(or one of its affiliates other than any member of the Ingersoll Rand Industrial Group) prior to the Distribution under the terms of the Separation Agreement, in the amount of $1.9 billion, subject to certain adjustments set forth in the Separation Agreement

IRS	Internal Revenue Service
The merger
The merger of Merger Sub with and into Ingersoll Rand Industrial, with Ingersoll Rand Industrial surviving the merger as a wholly-owned subsidiary of Gardner Denver, as contemplated by the Merger Agreement

The Merger Agreement	The Merger Agreement, dated as of April 30, 2019, among Ingersoll Rand, Ingersoll Rand Industrial, Gardner Denver and Merger Sub (as the same may be amended from time to time)
Merger Sub	Charm Merger Sub Inc., which is a wholly-owned subsidiary of Gardner Denver
NYSE	The New York Stock Exchange
Precision Flow Systems	The Precision Flow Systems business, which was acquired by Ingersoll Rand on May 15, 2019 and which forms part of the Ingersoll Rand Industrial Business
The Reorganization
The internal restructuring to separate and consolidate specified assets and liabilities used in the Ingersoll Rand Industrial Business under Ingersoll Rand Industrial pursuant to the Separation Agreement

The Separation Agreement	The Separation and Distribution Agreement, dated as of April 30, 2019, by and between Ingersoll Rand and Ingersoll Rand Industrial (as the same may be amended from time to time)
The Share Issuance	The issuance of shares of Gardner Denver common stock to Ingersoll Rand Industrial stockholders pursuant to the Merger Agreement
The Transactions	The Reorganization, the Distribution and the merger and related transactions
Transaction Documents
The Separation Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, the Tender Agreement, the Supply Agreements, the Headquarters Lease and the documents effecting the transfer of assets and liabilities entered into pursuant to the Separation Agreement, in each case including all annexes, exhibits, schedules, attachments and appendices thereto

U.S. GAAP	United States generally accepted accounting principles

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Gardner Denver and Ingersoll Rand file annual, quarterly and current reports, proxy statements and other information with the SEC. Gardner Denver’s SEC filings are also available to the public on the SEC’s internet website at www.sec.gov. In addition, Gardner Denver’s and Ingersoll Rand’s SEC filings are also available to the public on Gardner Denver’s website, https://investors.gardnerdenver.com and Ingersoll Rand’s SEC filings are available to the public on Ingersoll Rand’s website at http://ir.ingersollrand.com/investors/overview/default.aspx. Gardner Denver’s and Ingersoll Rand’s website addresses are provided as inactive textual references only. Information contained on Gardner Denver’s or Ingersoll Rand’s website is not incorporated by reference into this proxy statement/prospectus-information statement, and you should not consider information contained on that website as part of this proxy statement/prospectus-information statement.

The SEC permits Gardner Denver to “incorporate by reference” information into this proxy statement/prospectus-information statement. This means that Gardner Denver can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus-information statement, except for any information superseded by information contained directly in this proxy statement/prospectus-information statement or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus-information statement that is incorporated by reference in this proxy statement/prospectus-information statement.

This proxy statement/prospectus-information statement incorporates by reference the documents set forth below that have been previously filed with the SEC, other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules. These documents contain important information about Gardner Denver and its financial condition.

Gardner Denver SEC Filings (SEC File Number 001-38095)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2018
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2019, quarter ended June 30, 2019 and quarter ended September 30, 2019
Definitive Proxy Statement on Schedule 14A	Filed March 26, 2019
Current Reports on Form 8-K or 8-K/A	Filed April 30, 2019, May 6, 2019, May 10, 2019, July 1, 2019, July 2, 2019 and October 9, 2019 (other than the portions of those documents not deemed to be filed)
Description of Gardner Denver common stock contained in Registration Statement on Form 8-A	May 12, 2017, including any amendments or reports filed for the purposes of updating the description of Gardner Denver common stock therein

In addition, Gardner Denver also incorporates by reference additional documents that Gardner Denver may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this proxy statement/prospectus-information statement and the date of the special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, Gardner Denver will not incorporate by reference in this proxy statement/prospectus-information statement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Gardner Denver’s Current Reports on Form 8-K after the date of this proxy statement/prospectus-information statement unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus-information statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus-information statement.

Documents incorporated by reference are available from Gardner Denver, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus-information statement. You can obtain documents incorporated by reference in this proxy statement/prospectus-information statement from the SEC’s website or from Gardner Denver’s website as described above or by requesting them in writing or by telephone from Gardner Denver at the following address and telephone number:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention: Investor Relations
Telephone: (414) 212-4700

To obtain timely delivery of these documents, you must request them by      ,      to receive them before the special meeting.

Gardner Denver has not authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus-information statement or in any of the materials that are incorporated by reference into this proxy statement/prospectus-information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus-information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus-information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus-information statement nor any distribution of securities pursuant to this proxy statement/prospectus-information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus-information statement by reference or in Gardner Denver’s or the Ingersoll Rand Industrial Business’ affairs since the date of this proxy statement/prospectus-information statement. The information contained in this proxy statement/prospectus-information statement speaks only as of the date of this proxy statement/prospectus-information statement unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Audited Combined Financial Statements of the Ingersoll Rand Industrial Business

Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Comprehensive Income for the Years Ended December 31, 2018, 2017 and 2016	F-3
Combined Balance Sheets as of December 31, 2018 and 2017	F-4
Combined Statements of Equity for the Years Ended December 31, 2018, 2017 and 2016	F-5
Combined Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016	F-6
Notes to Combined Financial Statements	F-7

Unaudited Condensed Combined Financial Statements of the Ingersoll Rand Industrial Business

Condensed Combined Financial Statements:
Condensed Combined Statements of Comprehensive Income for the nine months ended September 30, 2019 and 2018	F-30
Condensed Combined Balance Sheets as of September 30, 2019 and December 31, 2018	F-31
Condensed Combined Statements of Equity for the nine months ended September 30, 2019 and 2018	F-32
Condensed Combined Statements of Cash Flows for the nine months ended September 30, 2019 and 2018	F-34
Notes to Condensed Combined Financial Statements	F-35

Audited Combined Financial Statements of Precision Flow Systems

Report of Independent Auditors	F-48
Combined Statements of Operations and Comprehensive (Loss) for the years ended December 31, 2018 and 2017	F-49
Combined Balance Sheets as of December 31, 2018 and 2017	F-50
Combined Statements of Cash Flows for the years ended December 31, 2018 and 2017	F-51
Combined Statements of Changes in Equity for the years ended December 31, 2018 and 2017	F-52
Notes to Combined Financial Statements	F-53

Unaudited Condensed Combined Financial Statements of Precision Flow Systems

Condensed Combined Financial Statements:
Condensed Combined Statements of Operations and Comprehensive Income for the three months ended March 31, 2019 and 2018	F-74
Condensed Combined Balance Sheets as of March 31, 2019 and December 31, 2018	F-75
Condensed Combined Statements of Cash Flows for the three months ended March 31, 2019 and 2018	F-76
Condensed Combined Statements of Changes in Equity for the three months ended March 31, 2019 and 2018	F-77
Notes to Condensed Combined Financial Statements	F-78

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ingersoll-Rand plc

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Industrial Business of Ingersoll-Rand plc (the “Company”) as of December 31, 2018 and 2017, and the related combined statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

October 25, 2019

We have served as the Company’s auditor since 2019.

Industrial Business of Ingersoll-Rand plc
Combined Statements of Comprehensive Income
In millions

For the years ended December 31,	2018	2017	2016
Net revenues (including sales to related parties of $61.7, $55.6, and $54.4 for 2018, 2017, and 2016, respectively)	$3,386.1	$3,085.8	$3,018.3
Cost of goods sold	(2,324.7)	(2,097.3)	(2,102.8)
Selling and administrative expenses	(698.8)	(678.3)	(631.5)
Operating income	362.6	310.2	284.0
Other income/(expense), net	(3.2)	3.1	2.3
Earnings before income taxes	359.4	313.3	286.3
Provision for income taxes	(83.1)	(119.2)	(79.9)
Net earnings	$276.3	$194.1	$206.4
Less: Net earnings attributable to noncontrolling interests	(2.6)	3.2	(2.1)
Net earnings attributable to Industrial	$273.7	$197.3	$204.3

Net earnings	$276.3	$194.1	$206.4
Other comprehensive income (loss):
Currency translation	(45.8)	99.0	(41.7)
Pension, OPEB, and Other items adjustments, net of tax	1.8	(0.3)	0.7
Other comprehensive income (loss), net of tax	(44.0)	98.7	(41.0)
Comprehensive income, net of tax	$232.3	$292.8	$165.4
Less: Comprehensive income attributable to noncontrolling interests	(1.5)	0.9	(1.3)
Comprehensive income attributable to Industrial	$230.8	$293.7	$164.1

See accompanying notes to Combined Financial Statements.

Industrial Business of Ingersoll-Rand plc
Combined Balance Sheets
In millions

December 31,	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$196.0	$324.6
Accounts and notes receivable, net	581.8	557.8
Inventories, net	395.7	410.6
Other current assets	48.7	31.7
Total current assets	1,222.2	1,324.7
Property, plant and equipment, net	466.7	441.9
Goodwill	860.3	870.6
Intangible assets, net	220.6	248.6
Other noncurrent assets	59.0	48.8
Total assets	$2,828.8	$2,934.6
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$415.5	$375.1
Accrued compensation and benefits	102.3	105.2
Accrued expenses and other current liabilities	260.0	257.9
Total current liabilities	777.8	738.2
Postemployment and other benefit liabilities	42.2	45.3
Deferred and noncurrent income taxes	27.4	60.0
Other noncurrent liabilities	32.2	33.5
Total liabilities	879.6	877.0
Equity:
Parent company investment	2,162.8	2,207.2
Accumulated other comprehensive income (loss)	(224.1)	(181.2)
Total Parent equity	1,938.7	2,026.0
Noncontrolling interest	10.5	31.6
Total equity	1,949.2	2,057.6
Total liabilities and equity	$2,828.8	$2,934.6

See accompanying notes to Combined Financial Statements.

Industrial Business of Ingersoll-Rand plc
Combined Statements of Equity

In millions	Total equity	Parent company investment	Accumulated other comprehensive income (loss)	Noncontrolling Interest
Balance at December 31, 2015	$1,970.7	$2,179.9	$(237.4)	$28.2
Net earnings	206.4	204.3	—	2.1
Other comprehensive income (loss)	(41.0)	—	(40.2)	(0.8)
Dividends declared to noncontrolling interest	(0.7)	—	—	(0.7)
Net transfers to Parent	(218.8)	(222.7)	—	3.9
Balance at December 31, 2016	$1,916.6	$2,161.5	$(277.6)	$32.7
Net earnings	194.1	197.3	—	(3.2)
Other comprehensive income (loss)	98.7	—	96.4	2.3
Adoption of new accounting standard (ASU 2016-09)	2.4	2.4	—	—
Dividends declared to noncontrolling interest	(0.8)	—	—	(0.8)
Net transfers to Parent	(153.4)	(154.0)	—	0.6
Balance at December 31, 2017	$2,057.6	$2,207.2	$(181.2)	$31.6
Net earnings	276.3	273.7	—	2.6
Other comprehensive income (loss)	(44.0)	—	(42.9)	(1.1)
Adoption of new accounting standards (ASU 2016-16 and ASU 2014-09)	11.6	11.6	—	—
Dividends declared to noncontrolling interest	(25.2)	—	—	(25.2)
Net transfers to Parent	(327.1)	(329.7)	—	2.6
Balance at December 31, 2018	$1,949.2	$2,162.8	$(224.1)	$10.5

See accompanying notes to Combined Financial Statements.

Industrial Business of Ingersoll-Rand plc
Combined Statements of Cash Flows
In millions

For the years ended December 31,	2018	2017	2016
Cash flows from operating activities:
Net earnings	$276.3	$194.1	$206.4
Adjustments for non-cash transactions:
Depreciation and amortization	85.2	76.5	77.2
Stock-based compensation	9.9	9.4	9.9
Other non-cash items, net	(29.0)	18.5	0.4
Changes in other assets and liabilities
Accounts and notes receivable	(41.3)	15.9	(13.1)
Inventories	(13.3)	(6.3)	58.5
Other current and noncurrent assets	(2.2)	(6.8)	3.6
Accounts payable	43.5	30.5	(15.7)
Other current and noncurrent liabilities	6.2	53.0	(35.1)
Other, net	2.4	(2.0)	2.0
Net cash provided by (used in) operating activities	337.7	382.8	294.1
Cash flows from investing activities:
Capital expenditures	(104.4)	(53.4)	(55.5)
Acquisitions, net of cash acquired	0.5	(99.7)	(8.8)
Proceeds from sale of property, plant and equipment	11.5	—	0.7
Other investing activities, net	0.5	2.7	—
Net cash provided by (used in) investing activities	(91.9)	(150.4)	(63.6)
Cash flows from financing activities:
Dividends paid to noncontrolling interest	(25.2)	(0.8)	(0.7)
Net transfers to Parent	(337.0)	(162.8)	(228.7)
Other financing activities, net	(2.8)	(1.4)	(0.2)
Net cash provided by (used in) financing activities	(365.0)	(165.0)	(229.6)
Effect of exchange rate changes on cash and cash equivalents	(9.4)	20.2	(9.8)
Net increase (decrease) in cash and cash equivalents	(128.6)	87.6	(8.9)
Cash and cash equivalents – beginning of period	324.6	237.0	245.9
Cash and cash equivalents – end of period	$196.0	$324.6	$237.0

See accompanying notes to Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.	BACKGROUND AND BASIS OF PRESENTATION

Background

On April 30, 2019, Ingersoll-Rand plc (IR or Parent) announced it entered into a Separation and Distribution Agreement and an Agreement and Plan of Merger and certain other transaction documents, which contemplate, among other things, the separation and contribution of Parent’s Industrial business (collectively, we, us, our, Industrial, or the Company) to Ingersoll-Rand U.S. HoldCo, Inc. (Spinco), the execution of a tax-free spinoff by way of a pro rata distribution of the shares of Spinco common stock held by Parent to Parent’s stockholders as of the record date of such distribution, and the subsequent merger of a wholly-owned direct subsidiary (Merger Sub) of Gardner Denver Holdings, Inc. (Gardner Denver) with and into Spinco, with Spinco continuing as the surviving company and wholly-owned direct subsidiary of Gardner Denver. Following the transaction, subject to approval by the shareholders of Parent of a change in its corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc.

We expect the transaction to be completed during the first quarter of 2020. The completion of the spin-off is subject to certain conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission (SEC) and receipt of opinions of tax advisers. The Company is a diversified, global company that delivers products and services that enhance energy efficiency, productivity and operations. The Company is managed as one operating segment. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles.

Basis of Presentation

These Combined Financial Statements have been derived from the Consolidated Financial Statements and accounting records of IR. These Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of the Company for the periods presented as historically managed within IR in conformity with generally accepted accounting principles in the United States (GAAP). The Combined Financial Statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.

All intracompany transactions have been eliminated. All significant intercompany transactions between us and Parent have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Parent company investment.

Historically, IR provided certain corporate functions to the Company and costs associated with these functions were allocated to the Company. These functions include, but not limited to, corporate communications, executive management, legal, human resources, treasury, finance, accounting, internal audit, information technology, and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to the Company based on direct usage when identifiable, with the remainder allocated on a pro rata basis of net sales, direct time, headcount, or other measures of the Company and IR. The charges for these functions are included in Costs of goods sold or Selling and administrative expenses in the Combined Statements of Comprehensive Income. The Company believes the bases on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by, Industrial during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Company may perform these functions using its own resources or outsourced services. For an interim period, however, some of these functions may continue to be provided by IR under a transition services agreement following the closing. Refer to Note 15 for additional information.

IR utilizes a centralized treasury management function for financing its operations. The cash and equivalents held by IR at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company’s Combined Balance Sheets. Cash transfers between IR and the Company are accounted for through parent company investment. Cash and cash equivalents in the Combined Balance Sheets represent cash and cash equivalents directly identifiable to the Company and its operations.

The Combined Financial Statements include certain assets and liabilities that have historically been held at the IR corporate level but are specifically identifiable or otherwise attributable to the Company. IR’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt and the IR borrowings were not directly attributable to the Company.

The Combined Financial Statements include all majority-owned subsidiaries of IR. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the Parent. The Company includes Noncontrolling interest as a component of Total equity in the Combined Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Industrial in the Combined Statement of Comprehensive Income.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined.

Currency Translation: Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity’s financial statements into the U.S. dollar have been recorded in the equity section of the Combined Balance Sheets within Accumulated other comprehensive income (loss). Transactions that are denominated in a currency other than an entity’s functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within Net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less. The Company maintains amounts on deposit at various financial institutions, which may at times exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions and has not experienced any losses on such deposits.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts receivable which represents the best estimate of probable loss inherent in the Company’s accounts receivable portfolio. This estimate is based upon a two-step policy that results in the total recorded allowance for doubtful accounts. The first step is to record a portfolio reserve based on the aging of the outstanding accounts receivable portfolio and the Company’s historical experience with the Company’s end markets, customer base and products. The second step is to create a specific reserve for significant accounts as to which the customer’s ability to satisfy their financial obligation to the Company is in doubt due to circumstances such as bankruptcy, deteriorating operating results or financial position. In these circumstances, management uses its judgment to record an allowance based on the best estimate of probable loss, factoring in such considerations as the market value of collateral, if applicable. Actual results could differ from those estimates. These estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Combined Statements of Comprehensive Income in the period that they are determined. The Company reserved $6.5 million and $6.9 million for doubtful accounts as of December 31, 2018 and 2017, respectively.

Inventories: Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method or the lower of cost or market using the first-in, first-out (FIFO) method.

Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method. At December 31, 2018 and 2017, approximately 28.8% and 28.3%, respectively, of all inventory utilized the LIFO method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property, plant and equipment is as follows:

Buildings	10 to 50 years
Machinery and equipment	2 to 12 years
Software	2 to 7 years

Major expenditures for replacements and significant improvements that increase asset values and extend useful lives are also capitalized. Capitalized costs are amortized over their estimated useful lives using the straight-line method. Repairs and maintenance expenditures that do not extend the useful life of the asset are charged to expense as incurred. The carrying amounts of assets that are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected within current earnings.

Per Accounting Standards Codification (ASC) 360, “Property, Plant, and Equipment,” (ASC 360) the Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Goodwill and Intangible Assets: The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. In accordance with ASC 350, “Intangibles-Goodwill and Other,” (ASC 350) goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Impairment of goodwill is assessed at the reporting unit level and begins with an optional qualitative assessment to determine if it is more likely than not that the fair value of each reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the goodwill impairment test under ASC 350. For those reporting units that bypass or fail the qualitative assessment, the test compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, an impairment loss will be recognized for the amount by which the reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill in that reporting unit.

Intangible assets such as patents, customer-related intangible assets and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer relationships	15 years
Completed technologies/patents	10 years
Other	10 years

The Company assesses the recoverability of the carrying value of its intangible assets with finite useful lives whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset group to the future net undiscounted cash flows expected to be generated by the asset group. If the undiscounted cash flows are less than the carrying amount of the asset group, an impairment loss is recognized for the amount by which the carrying value of the asset group exceeds the fair value of the asset group.

Employee Benefit Plans: The Company provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Certain Company employees participate in U.S. and international defined benefit pension plans sponsored by IR (Shared Plans), which include participants of other IR operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to Company employees have been reported in the Combined Statements of Comprehensive Income, and the Company does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. Additionally, the Company has pension plans covering certain employees in non-U.S. subsidiaries. The asset or liability to recognize the funded or unfunded status of these plans are recorded in the Combined Balance Sheet. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into Accumulated other comprehensive income (loss) and amortized into Net earnings over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate.

Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business, including product warranty, worker’s compensation and other claims. The Company has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company for any year.

Product Warranties: Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

Income Taxes: The Company’s operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its Combined Financial Statements and to the extent the Company has historically been included in the Ingersoll Rand income tax returns, the Company has determined the tax provision for those operations on a separate return basis. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.

Revenue Recognition: Revenue is recognized when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Company’s revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company’s revenues are recognized over time as the customer simultaneously receives control as the Company performs work under a contract. See Note 10 to the Combined Financial Statements for additional information regarding revenue recognition.

Research and Development Costs: The Company conducts research and development activities for the purpose of developing and improving new products and services. These expenditures are expensed when incurred. For the years ended December 31, 2018, 2017 and 2016, these expenditures amounted to $61.9 million, $52.1 million and $52.3 million, respectively.

Parent Company Investment: Parent company investment in the Combined Balance Sheets represents IR’s historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from IR. Refer to Note 15 for additional information.

Software Costs: The Company capitalizes certain qualified internal-use software costs during the application development stage and subsequently amortizes those costs over the software’s useful life, which ranges from 2 to 7 years. The Company capitalizes costs, including interest, incurred to develop or acquire internal-use software. These costs are capitalized subsequent to the preliminary project stage once specific criteria are met. Costs incurred in the preliminary project planning stage are expensed. Other costs, such as maintenance and training, are also expensed as incurred. Capitalized costs are amortized over their estimated useful lives using the straight-line method.

NOTE 3.	RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) ASC is the sole source of authoritative GAAP other than the SEC issued rules and regulations that apply only to SEC registrants. The FASB issues an Accounting Standards Update (ASU) to communicate changes to the codification. The Company considers the applicability and impact of all ASU’s. ASU’s not listed below were assessed and determined to be either not applicable or are not expected to have a material impact on the Combined Financial Statements.

Recently Adopted Accounting Pronouncements

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16) which removed the prohibition in Topic 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. As a result, the income tax consequences of an intra-entity transfer of assets other than inventory will be recognized in the current period income statement rather than being deferred until the assets leave the consolidated group. The Company applied ASU 2016-16 on a modified retrospective basis through a cumulative-effect adjustment which increased Parent company investment by $9.2 million as of January 1, 2018.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (ASC 606), which created a comprehensive, five-step model for revenue recognition that requires a company to recognize revenue to depict the transfer of promised goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. Under ASC 606, a company will be required to use more judgment and make more estimates when considering contract terms as well as relevant facts and circumstances when identifying performance obligations, estimating the amount of variable consideration in the transaction price and allocating the transaction price to each separate performance obligation. The Company adopted this standard on January 1, 2018 using the modified retrospective approach and recorded a cumulative effect adjustment to increase Parent company investment by $2.4 million with related amounts not materially impacting the Balance Sheet. Refer to Note 10, “Revenue,” for a further discussion on the adoption of ASC 606.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (ASU 2016-09) which simplifies several aspects of the accounting for employee share-based payment transactions. The standard makes several modifications to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. In addition, ASU 2016-09 clarifies the statement of cash flows presentation for certain components of share-based awards. The Company adopted this standard on January 1, 2017 and prospectively presented any excess tax benefits or deficiencies in the income statement as a component of Provision for income taxes rather than in the Equity section of the Balance Sheet. As part of the adoption, the Combined Statements of Cash Flows for the twelve months ended December 31, 2016 was retrospectively adjusted to present $2.4 million of excess tax benefits as an operating activity rather than a financing activity. As part of the adoption, the Company reclassified $2.4 million of excess tax benefits previously unrecognized on a modified retrospective basis through a cumulative-effect adjustment to increase Parent company investment as of January 1, 2017.

In March 2018, the FASB issued ASU No. 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which allowed the Company to record provisional amounts in earnings for the year ended December 30, 2017 due to the complexities involved in accounting for the enactment of the Tax Cuts and Jobs Act (the Act). The Company recognized the estimated income tax effects of the Act in its 2017 Combined Financial Statements in accordance with SEC Staff Accounting Bulletin No. 118 (SAB 118). The Company finalized the accounting for the Act in 2018. Refer to Note 13 for additional income tax disclosures.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract” (ASU 2018-15), which aligns the requirements for capitalizing implementation costs in a cloud-computing arrangement service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. In addition, the guidance also clarifies the presentation requirements for reporting such costs in the financial statements. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019 with early adoption permitted. Upon adoption, the Company will apply the ASU on a prospective basis and does not expect it to have a material impact on its financial statements.

In February 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), which allows companies to reclassify stranded tax effects in Accumulated other comprehensive income (loss) that have been caused by the Act of 2017 to Parent company investment for each period in which the effect of the change in the U.S. federal corporate income tax rate is recorded. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018 with early adoption permitted. However, the FASB made the reclassification optional. As a result, the Company assessed the impact of the ASU on its financial statements and did not exercise the option to reclassify the stranded tax effects caused by the Act.

In February 2016, the FASB issued ASU 2016-02, “Leases” (ASC 842), which requires the lease rights and obligations arising from lease contracts, including existing and new arrangements, to be recognized as assets and liabilities on the balance sheet. The Company will adopt this standard using a modified-retrospective approach as of January 1, 2019. Under this approach, the Company expects to recognize and record a right-of-use (ROU) asset and related lease liability on the Combined Balance Sheet of $78.7 million with no impact to Parent company investment. The Company does not expect the adoption to have a material impact to its Combined Statements of Cash Flows or Combined Statements of Comprehensive Income.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. This guidance will be effective for the Company in the year ending December 31, 2020 with early adoption permitted. The Company is evaluating the impact that adopting this guidance will have on the Combined Financial Statements.

NOTE 4.	INVENTORIES

Depending on the business, U.S. inventories are stated at the lower of cost or market using the LIFO method or the lower of cost or market using the FIFO method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method.

At December 31, the major classes of inventory were as follows:

In millions	2018	2017
Raw materials	$233.8	$236.8
Work-in-process	18.7	47.3
Finished goods	196.7	174.4
	449.2	458.5
LIFO reserve	(53.5)	(47.9)
Total	$395.7	$410.6

The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. Reserve balances, primarily related to obsolete and slow-moving inventories, were $57.4 million at December 31, 2018 and 2017.

NOTE 5.	PROPERTY, PLANT AND EQUIPMENT

At December 31, the major classes of property, plant and equipment were as follows:

In millions	2018	2017
Land	$13.3	$14.5
Buildings	225.5	222.6
Machinery and equipment	659.1	613.9
Software	187.9	187.3
	1,085.8	1,038.3
Accumulated depreciation	(619.1)	(596.4)
Total	$466.7	$441.9

Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $62.7 million, $57.2 million and $56.7 million, which include amounts for software amortization of $6.0 million, $8.9 million and $9.5 million, respectively. For the years ended December 31, 2018, 2017 and 2016, the Company had accrued capital expenditures of $19.7 million, $13.9 million and $8.3 million, respectively, which are reflected as noncash transactions in the Combined Statements of Cash Flows.

A summary of long-lived assets by location for the years ended December 31 is as follows:

In millions	2018	2017
United States	$363.9	$354.9
Non-U.S.	279.4	295.9
Total	$643.3	$650.8
NOTE 6.	GOODWILL

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. Measurement period adjustments may be recorded once a final valuation has been performed. Goodwill is tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

During 2018 and 2017, the Company acquired multiple businesses. During 2017, we acquired a telematics business which built upon our growing portfolio of connected assets. Other acquisitions expanded sales and service channels across the globe. Acquisitions are recorded using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. As a result, the aggregate purchase price has been allocated to the assets acquired and liabilities assumed based on the estimate of fair market value of such assets and liabilities at the date of acquisition. Any excess of the purchase price over the estimated fair value of net assets was recognized as goodwill.

The changes in the carrying amount of Goodwill are as follows:

In millions
Net balance as of December 31, 2016	$779.3
Acquisitions	60.5
Currency translation	30.8
Net balance as of December 31, 2017	$870.6
Acquisitions	1.8
Currency translation	(12.1)
Net balance as of December 31, 2018	$860.3

The Company performed its annual goodwill impairment test during the fourth quarter of each year presented and determined that the estimated fair value of each reporting unit exceeded their respective carrying value. As a result, no impairment charges were recorded during any years presented.

NOTE 7.	INTANGIBLE ASSETS

Indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite useful lives are being amortized on a straight-line basis over their estimated useful lives.

The following table sets forth the gross amount and related accumulated amortization of the Company’s intangible assets at December 31:

	2018			2017
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Completed technologies/patents	$36.2	$(14.6)	$21.6	$37.0	$(11.2)	$25.8
Customer relationships	178.0	(49.9)	128.1	184.1	(38.2)	145.9
Other	48.5	(21.6)	26.9	53.5	(16.3)	37.2
Total finite-lived intangible assets	$262.7	$(86.1)	$176.6	$274.6	$(65.7)	$208.9
Trademarks (indefinite-lived)	44.0	—	44.0	39.7	—	39.7
Total	$306.7	$(86.1)	$220.6	$314.3	$(65.7)	$248.6

Intangible asset amortization expense for 2018, 2017 and 2016 was $22.5 million, $19.3 million and $20.5 million, respectively. Future estimated amortization expense on existing intangible assets, as of December 31, 2018, in each of the next five years amounts to approximately $22.0 million for 2019 and $20.0 million for 2020-2023. The Company did not record any impairment charges in 2018, 2017, or 2016.

NOTE 8.	FAIR VALUE MEASUREMENTS

ASC 820, “Fair Value Measurement,” (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;
•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

NOTE 9.	PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain Company employees participate in U.S. and international defined benefit and postretirement benefits other than pensions (OPEB) sponsored by IR (Shared Plans), which include participants of other IR operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. The pension expenses associated with these plans were $14.6 million, $13.0 million and $16.5 million in 2018, 2017 and 2016, respectively. Additionally, the Company has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. OPEB plans provide healthcare benefits, and in some instances, life insurance benefits for certain eligible employees.

Pension Plans

The noncontributory defined benefit pension plans covering non-U.S. employees generally provide benefits based on earnings and years of service. The Company also maintains additional other supplemental plans for key or highly compensated employees.

The following table details information regarding the Company’s non-US pension plans at December 31:

In millions	2018	2017
Change in benefit obligations:
Benefit obligation at beginning of year	$36.7	$32.4
Service cost	1.2	1.3
Interest cost	0.6	0.6
Actuarial (gains) losses	(0.5)	(0.6)
Benefits paid	(1.2)	(1.2)
Currency translation	(1.5)	4.3
Curtailments, settlements and special termination benefits	(0.5)	(0.2)
Other, including expenses paid	(0.7)	0.1
Benefit obligation at end of year	$34.1	$36.7
Change in plan assets:
Fair value at beginning of year	$2.7	$2.4
Actual return on assets	0.1	—
Company contributions	1.8	1.9
Benefits paid	(1.2)	(1.2)
Currency translation	(0.1)	0.2
Settlements	(0.5)	(0.6)
Other, including expenses paid	—	—
Fair value of assets end of year	$2.8	$2.7
Net unfunded liability	$(31.3)	$(34.0)
Amounts included in the balance sheet:
Other noncurrent assets	$0.2	$0.2
Accrued compensation and benefits	(1.1)	(1.3)
Postemployment and other benefit liabilities	(30.4)	(32.9)
Net amount recognized	$(31.3)	$(34.0)

It is the Company’s objective to contribute to the pension plans to ensure adequate funds, and no less than required by law, are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2018, approximately 90% of the Company’s projected benefit obligation relates to plans that are not or cannot be funded.

The pretax net actuarial gains (losses) recognized in Accumulated other comprehensive income (loss) are as follows:

In millions	Total
December 31, 2017	$(7.5)
Current year changes recorded to AOCI	0.5
Amortization reclassified to earnings	0.5
Settlements/curtailments reclassified to earnings	(0.3)
Currency translation and other	0.2
December 31, 2018	$(6.6)

Weighted-average assumptions used to determine the benefit obligation at December 31 are as follows:

	2018	2017
Discount rate	1.75%	1.75%
Rate of compensation increase	2.75%	2.75%

The accumulated benefit obligation for non-US defined benefit pension plans was $31.3 million and $32.2 million at December 31, 2018 and 2017, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $31.7 million, $29.6 million and $0.3 million, respectively, as of December 31, 2018, and $34.3 million, $30.6 million and $0.3 million, respectively, as of December 31, 2017.

Pension benefit payments are expected to be paid as follows:

In millions
2019	$1.2
2020	1.0
2021	1.3
2022	1.4
2023	1.4
2024 — 2028	8.1

The components of the Company’s net periodic pension benefit costs for the years ended December 31 include the following:

In millions	2018	2017	2016
Service cost	$1.2	$1.3	$1.2
Interest cost	0.6	0.6	0.7
Expected return on plan assets	(0.1)	(0.1)	—
Net amortization of plan net actuarial (gains) losses	0.6	0.6	0.6
Net periodic pension benefit cost	2.3	2.4	2.5
Net curtailment, settlement, and special termination benefits (gains) losses	(0.3)	—	—
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$2.0	$2.4	$2.5

Net periodic pension benefit cost for 2019 is projected to be approximately $1.7 million. The amounts expected to be recognized in net periodic pension benefit cost during 2019 for plan net actuarial losses are approximately $0.3 million.

Weighted-average assumptions used to determine net periodic pension cost for the years ended December 31 are as follows:

	2018	2017	2016
Discount rate:	1.75%	2.00%	2.00%
Rate of compensation increase	2.75%	2.75%	3.00%
Expected return on plan assets	2.50%	2.50%	2.50%

The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is expected to be achievable given the plan’s investment policy, the types of assets held and target asset allocations. The expected long-term rate of return is determined as of the measurement date. The Company reviews each plan and its historical returns and target asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.

The Company’s objective in managing its defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. It seeks to achieve this goal while trying to mitigate volatility in plan funded status, contribution, and expense by better matching the characteristics of the plan assets to that of the plan liabilities. The Company utilizes a dynamic approach to asset allocation whereby a plan’s allocation to fixed income assets increases as the plan’s funded status improves. The Company monitors plan funded status and asset allocation regularly in addition to investment manager performance.

All of the Company’s pension plan assets are invested in level 3 fair value measurements primarily consisting of insurance contracts. The fair values of the Company’s pension plan assets at December 31, 2018 and December 31, 2017 were $2.8 million and $2.7 million, respectively. There have been no significant transfers between levels of the fair value hierarchy.

The Company made required and discretionary contributions to its pension plans of $1.8 million in 2018, $1.9 million in 2017, and $1.4 million in 2016 and currently projects that it will contribute approximately $1 million to its plans worldwide in 2019. The Company’s policy allows it to fund an amount, which could be in excess of or less than the pension cost expensed, subject to the limitations imposed by current tax regulations. However, the Company anticipates funding the plans in 2019 in accordance with contributions required by funding regulations or the laws of each jurisdiction.

Most of the Company’s U.S. employees are covered by defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $23.0 million, $20.0 million, and $18.5 million in 2018, 2017 and 2016, respectively. The Company’s contributions relating to non-U.S. defined contributions and other non-U.S. benefit plans were $19.4 million, $16.9 million and $15.1 million in 2018, 2017 and 2016, respectively.

Postretirement Benefits Other Than Pensions

Certain Company employees participate in various OPEB plans sponsored by IR covering U.S. and non-U.S. employees. These plans are unfunded and have no plan assets, but are instead funded by the Company on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory. The Company recognized expense of $0.4 million, $0.5 million and $0.5 million in 2018, 2017 and 2016, respectively, for these plans.

NOTE 10.	REVENUE

The Company recognizes revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Company’s revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company’s revenues are recognized over time as the customer simultaneously receives control as the Company performs work under a contract.

Performance Obligations

A performance obligation is a distinct good, service or a bundle of goods and services promised in a contract. The Company identifies performance obligations at the inception of a contract and allocates the transaction price to individual performance obligations to faithfully depict the Company’s performance in transferring control of the promised goods or services to the customer.

The following are the primary performance obligations identified by the Company:

Equipment and parts. The Company principally generates revenue from the sale of equipment and parts to customers and recognizes revenue at a point in time when control transfers to the customer. Transfer of control is generally determined based on the shipping terms of the contract. However, certain transactions within Industrial include contracts to design, deliver and build highly engineered or customized equipment which have no alternative use for the Company in the event the customer cancels the contract. In addition, the Company has the right to payment for performance completed to date. As a result, revenues related to these contracts are recognized over time with progress towards completion measured using an input method as the basis to recognize revenue and an estimated profit. To-date efforts for work performed corresponds with and faithfully depicts transfer of control to the customer.

Services and Maintenance. The Company provides various levels of preventative and/or repair and maintenance type service agreements for its customers. The typical length of a contract is 12 months but can be as long as 60 months. Revenues associated with these performance obligations are primarily recognized over time on a straight-line basis over the life of the contract as the customer simultaneously receives and consumes the benefit provided by the Company. However, if historical evidence indicates that the cost of providing these services on a straight-line basis is not appropriate, revenue is recognized over the contract period in proportion to the costs expected to be incurred while performing the service. Certain repair services do not meet the definition of over time revenue recognition as the Company does not transfer control to the customer until the service is completed. As a result, revenue related to these services is recognized at a point in time.

The transaction price allocated to performance obligations reflects the Company’s expectations about the consideration it will be entitled to receive from a customer. To determine the transaction price, variable and noncash consideration are assessed as well as whether a significant financing component exists. The Company’s contracts with customers, dealers and distributors include several forms of sales incentive programs (variable consideration) which are estimated and included in the transaction price. They include, but are not limited to, discounts, coupons, and rebates where the customer does not have to provide any additional requirements to receive the discount. The Company records an accrual (contra receivable) and a sales deduction for its best estimate determined using the expected value method. In addition, sales returns and customer disputes involving a question of quantity or price are also accounted for as variable consideration. All other incentives or incentive programs where the customer is required to reach a certain sales level, remain a customer for a certain period of time, provide a rebate form or is subject to additional requirements are accounted for as a reduction of revenue and establishment of a liability for its best estimate determined using the expected value method. The Company considers historical data in determining its best estimates of variable consideration. These estimates are reviewed regularly for appropriateness, considering also whether the estimates should be constrained in order to avoid a significant reversal of revenue recognition in a future period. If updated information or actual amounts are different from previous estimates of variable consideration, the revisions are included in the results for the period in which they become known through a cumulative effect adjustment to revenue.

The Company enters into sales arrangements that contain multiple goods and services, such as equipment and installation. For these arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation. The total transaction price is then allocated to the distinct performance obligations based on their relative standalone selling price at the inception of the arrangement. If available, the Company utilizes observable prices for goods or services sold separately to similar customers in similar circumstances to determine its relative standalone selling price. Otherwise, list prices are used if they are determined to be representative of standalone selling prices. If neither of these items are available at contract inception, judgment may be required and the Company will estimate standalone selling price based on its best estimate. The Company recognizes revenue for delivered goods or services when the delivered good or service is distinct, control of the good or service has transferred to the customer, and only customary refund or return rights related to the goods or services exist. The Company excludes from revenues taxes it collects from a customer that are assessed by a government authority.

Disaggregated Revenue

A summary of Net revenues by destination for the years ended December 31 is as follows:

In millions	2018	2017	2016
United States	$1,809.2	$1,683.2	$1,620.6
Non-U.S.	1,576.9	1,402.6	1,397.7
Total	$3,386.1	$3,085.8	$3,018.3

A summary of Net revenues by major type of good or service for the years ended December 31 is as follows:

In millions	2018	2017	2016
Equipment	$2,023.3	$1,830.1	$1,858.8
Services and parts	1,362.8	1,255.7	1,159.5
Total	$3,386.1	$3,085.8	$3,018.3

Revenue from goods and services transferred to customers at a point in time accounted for approximately 91% of the Company’s revenue for the year ended December 31, 2018.

Contract Balances

The opening and closing balances of contract assets and contract liabilities arising from contracts with customers for the year ended December 31, 2018 and December 31, 2017 were as follows:

In millions	2018	2017
Contract assets	$17.4	$—
Contract liabilities	96.1	96.7

The timing of revenue recognition, billings and cash collections results in accounts receivable, contract assets, and customer advances and deposits (contract liabilities) on the Combined Balance Sheet. In general, the Company receives payments from customers based on a billing schedule established in its contracts. Contract assets relate to the conditional right to consideration for any completed performance under the contract when costs are incurred in excess of billings under the percentage-of-completion methodology. Accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities relate to payments received in advance of performance under the contract or when the Company has a right to consideration that is unconditional before it transfers a good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. During the year ended December 31, 2018, changes in contract asset and liability balances were not materially impacted by any other factors.

During the year ended December 31, 2018, approximately 53.0% of the contract liability balance at the beginning of the period was recognized as revenue. Additionally, approximately 4.2% of the contract liability balance at December 31, 2018 was classified as noncurrent and not expected to be recognized as revenue in the next 12 months.

ASC 606 adoption impact

Under ASC 606, the majority of the Company’s revenue continues to be recognized on a similar basis as previous accounting standards. However, certain highly engineered products sold to customers for which revenue was previously recognized at a point in time meet the criteria of a performance obligation satisfied over time. These contracts consist of equipment that is highly engineered or customized to meet the customer’s requirements. In the event the customer cancels the contract, the Company will have no alternative use for the equipment as well as the right to payment for performance completed to date. This change results in accelerated recognition of revenue and increases the balance of contract assets compared to the previous revenue recognition standard.

The Company adopted ASC 606 on January 1, 2018 using the modified retrospective approach with a cumulative effect adjustment to increase Parent company investment by $2.4 million. As a result, the Company applied ASC 606 only to contracts that were not completed as of January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods presented. The Company elected to reflect the aggregate effect of all contract modifications that occurred before the beginning of the earliest period presented in determining the transaction price, identifying the satisfied and unsatisfied performance obligations and allocating the transaction price to the satisfied and unsatisfied performance obligations for the modified contract at transition. The effects of this relief are immaterial.

The following table summarizes the impact of adopting ASC 606 on the Company’s Combined Statements of Comprehensive Income:

	Year Ended December 31, 2018
In millions	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Net revenues	$3,386.1	$3,368.9	$17.2
Cost of goods sold	(2,324.7)	(2,308.8)	15.9
Selling and administrative expenses	(698.8)	(698.8)	—
Operating income	362.6	361.3	1.3
Other income/(expense), net	(3.2)	(3.2)	—
Earnings before income taxes	359.4	358.1	1.3
Provision for income taxes	(83.1)	(82.8)	0.3
Earnings from continuing operations	$276.3	$275.3	$1.0

The following table summarizes the impact of adopting ASC 606 on the Company’s Balance Sheet:

	December 31, 2018
In millions	As Reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
Assets
Accounts and notes receivable, net	$581.8	$583.8	$(2.0)
Inventories, net	395.7	411.6	(15.9)
Other current assets	48.7	31.3	17.4
Other noncurrent assets	59.0	59.0	—

Liabilities
Accrued expenses and other current liabilities	$260.0	$261.5	$(1.5)
Deferred and noncurrent income taxes	27.4	27.4	—
Other noncurrent liabilities	32.2	32.2	—

Equity
Parent company investment	$2,162.8	$2,161.8	$1.0
NOTE 11.	SHARE-BASED COMPENSATION

The Company’s employees have historically participated in the Parent’s stock-based compensation plans. The following disclosures of stock-based compensation expense recognized by the Company are based on the awards and terms previously granted to the Company’s employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.

The Company accounts for stock-based compensation plans in accordance with ASC 718, “Compensation - Stock Compensation” (ASC 718), which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Parent’s share-based compensation plans include programs for stock options, restricted stock units (RSUs), performance share units (PSUs), and deferred compensation.

Compensation Expense

Share-based compensation expense is included in Selling and administrative expenses. The following table summarizes the expenses recognized:

In millions	2018	2017	2016
Share-based compensation expense	$9.9	$9.4	$9.9
Tax benefit	(2.4)	(3.6)	(3.8)
After-tax expense	$7.5	$5.8	$6.1

Stock Options / RSUs

Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The fair value of each of IR’s stock option and RSU awards is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date.

The average fair value of the stock options granted is determined using the Black Scholes option pricing model. The following assumptions were used during the year ended December 31:

	2018	2017	2016
Dividend yield	2.00%	2.00%	2.55%
Volatility	21.64%	22.46%	28.60%
Risk-free rate of return	2.48%	1.80%	1.12%
Expected life in years	4.8	4.8	4.8

A description of the significant assumptions used to estimate the fair value of the stock option awards is as follows:

•	Volatility - The expected volatility is based on a weighted average of IR’s implied volatility and the most recent historical volatility of IR’s stock commensurate with the expected life.
•	Risk-free rate of return - IR applies a yield curve of continuous risk-free rates based upon the published US Treasury spot rates on the grant date.
•	Expected life - The expected life of IR’s stock option awards represents the weighted-average of the actual period since the grant date for all exercised or canceled options and an expected period for all outstanding options.
•	Dividend yield - IR determines the dividend yield based upon the expected quarterly dividend payments as of the grant date and the current fair market value of IR’s stock.
•	Forfeiture Rate - IR analyzes historical data of forfeited options to develop a reasonable expectation of the number of options to forfeit prior to vesting per year. This expected forfeiture rate is applied to the Company’s ongoing compensation expense; however, all expense is adjusted to reflect actual vestings and forfeitures.

Changes in options outstanding under the plans for the years 2018, 2017 and 2016 are as follows:

	Shares subject to option	Weighted- average exercise price	Aggregate intrinsic value (millions)	Weighted- average remaining life (years)
December 31, 2015	843,453	$45.18
Granted	256,865	50.00
Exercised	(208,580)	34.27
Cancelled	—	—
December 31, 2016	891,738	49.12
Granted	221,018	80.36
Exercised	(207,656)	43.20
Cancelled	(93,227)	59.10
December 31, 2017	811,873	58.10
Granted	190,559	90.07
Exercised	(204,863)	46.21
Cancelled	(20,454)	73.77
Outstanding December 31, 2018	777,115	$68.70	$20.3	7.0
Exercisable December 31, 2018	377,115	$57.86	$15.0	5.7

The following table summarizes information concerning currently outstanding and exercisable options:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding at December 31, 2018	Weighted- average remaining life (years)	Weighted- average exercise price	Number outstanding at December 31, 2018	Weighted- average remaining life (years)	Weighted- average exercise price
$10.01 — $20.00	3,546	0.1	$13.49	3,546	0.1	$13.49
20.01 — 30.00	6,738	1.1	25.22	6,738	1.1	25.22
30.01 — 40.00	26,716	2.7	34.68	26,716	2.7	34.68
40.01 — 50.00	211,757	6.4	48.70	133,343	6.1	47.92
50.01 — 60.00	58,004	5.0	59.83	58,004	5.0	59.83
60.01 — 70.00	94,270	5.9	67.06	94,270	5.9	67.06
70.01 — 80.00	6,378	8.0	75.67	—	—	—
80.01 — 90.00	184,637	7.8	80.55	53,633	7.6	80.60
90.01 — 100.00	185,069	9.0	90.07	865	2.6	90.07
$13.49 — $101.21	777,115	7.0	$68.70	377,115	5.7	$57.86

At December 31, 2018, there was $2.2 million of total unrecognized compensation cost from stock option arrangements granted under the plan, which is primarily related to unvested shares of non-retirement eligible employees. The aggregate intrinsic value of options exercised during the year ended December 31, 2018 and 2017 was $11.2 million and $9.4 million, respectively. Generally, stock options expire ten years from their date of grant.

The following table summarizes RSU activity for the years 2018, 2017 and 2016:

	RSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2015	120,118	$57.70
Granted	68,060	50.68
Vested	(61,223)	50.75
Cancelled	—	—
Outstanding and unvested at December 31, 2016	126,955	$57.15
Granted	67,448	79.33
Vested	(46,010)	57.91
Cancelled	(3,027)	66.85
Outstanding and unvested at December 31, 2017	145,366	$65.67
Granted	41,415	89.83
Vested	(62,377)	63.94
Cancelled	(4,212)	71.57
Outstanding and unvested at December 31, 2018	120,192	$75.78

At December 31, 2018, there was $3.0 million of total unrecognized compensation cost from RSU arrangements granted under the plan, which is related to unvested shares of non-retirement eligible employees.

Performance Shares

The Parent has a Performance Share Program (PSP) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of IR’s ordinary shares based on the fair market value of IR’s stock on the date of grant. All PSUs are settled in the form of ordinary shares.

Beginning with the 2018 grant year, PSU awards are earned based 50% upon a performance condition, measured by relative Cash Flow Return on Invested Capital (CROIC) growth to the industrial group of companies in the S&P 500 Index over a 3-year performance period, and 50% upon a market condition, measured by the Parent’s relative total shareholder return (TSR) as compared to the TSR of the industrial group of companies in the S&P 500 Index over a 3-year performance period. The fair value of the market condition is estimated using a Monte Carlo Simulation approach in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix. Awards granted prior to 2018 were earned based 50% upon a performance condition, measured by relative earnings-per-share (EPS) growth to the industrial group of companies in the S&P 500 Index over a 3-year performance period, and 50% upon a market condition measured by IR’s relative TSR as compared to the TSR of the industrial group of companies in the S&P Index over a 3-year performance period.

The following table summarizes PSU activity for the maximum number of shares that may be issued for the years 2018, 2017 and 2016:

	PSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2015	97,428	$67.73
Granted	35,510	53.57
Vested	(34,165)	58.62
Forfeited	(9,357)	68.13
Outstanding and unvested at December 31, 2016	89,416	$65.54
Granted	23,275	93.26
Vested	(22,759)	65.30
Forfeited	(5,339)	74.18

	PSUs	Weighted- average grant date fair value
Outstanding and unvested at December 31, 2017	84,593	$72.69
Granted	30,591	101.20
Vested	(19,808)	76.38
Forfeited	(6,000)	93.42
Outstanding and unvested at December 31, 2018	89,376	$80.21

At December 31, 2018, there was $1.1 million of total unrecognized compensation cost from PSU arrangements based on current performance, which is related to unvested shares. This compensation will be recognized over the required service period, which is generally the three-year vesting period.

Deferred Compensation

The Parent allows certain key employees of the Company to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of the Parent at the time of distribution.

NOTE 12.	RESTRUCTURING ACTIVITIES

The Company incurs costs associated with restructuring initiatives intended to result in improved operating performance, profitability and working capital levels. Actions associated with these initiatives include workforce reduction, improving manufacturing productivity, realignment of management structures and rationalizing certain assets. Restructuring charges recorded during the years ended December 31 were as follows:

In millions	2018	2017	2016
Cost of goods sold	$47.1	$10.1	$8.7
Selling and administrative expenses	2.8	4.4	11.8
Total	$49.9	$14.5	$20.5

The changes in the restructuring reserve were as follows:

In millions
December 31, 2016	$4.3
Additions, net of reversals	14.5
Cash paid/Other	(12.7)
December 31, 2017	6.1
Additions, net of reversals(1)	46.1
Cash paid/Other	(22.3)
December 31, 2018	$29.9
(1)	Excludes the non-cash costs of asset rationalizations ($3.8 million).

Current restructuring actions include general workforce reductions as well as the closure and consolidation of certain manufacturing facilities in an effort to improve the Company’s cost structure. Amounts recognized primarily relate to severance and exit costs. However, the Company does include costs that are directly attributable to the restructuring activity but do not fall into the severance, exit or disposal categories. During the year ended December 31, 2018, costs associated with announced restructuring actions primarily included the plan to close a Non-U.S. manufacturing facility and relocate production to other U.S. and Non-U.S. facilities.

As of December 31, 2018, the Company had $29.9 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year. These actions primarily relate to workforce reduction benefits.

NOTE 13.	INCOME TAXES

The Company’s operations are subject to U.S. federal, state and local and foreign income taxes. In preparing its Combined Financial Statements and to the extent the Company has historically been included in the Ingersoll Rand income tax returns, the Company has determined the tax provision for those operations on a separate return basis.

Tax Cuts and Jobs Act

In December 2017, the U.S. enacted tax legislation commonly known as the Tax Cuts and Jobs Act (the “Act”) which makes widespread changes to the Internal Revenue Code. The Act, among other things, reduced the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a transition tax on earnings of certain foreign subsidiaries that were previously not subject to U.S. tax and creates new income taxes on certain foreign sourced earnings.

The SEC issued Staff Accounting Bulletin No. 118 (SAB 118) which provides guidance on accounting for the tax effects of the Act and allows for adjustments to provisional amounts during a measurement period of up to one year. In accordance with SAB 118, the Company has made reasonable estimates related to (1) the remeasurement of U.S. deferred tax balances for the reduction in the tax rate (2) the liability for the transition tax and (3) the taxes accrued relating to the change in permanent reinvestment assertion for unremitted earnings of certain foreign subsidiaries. As a result, the Company recognized a net provisional income tax expense of $24.6 million associated with these items in 2017.

The components of the provisional amounts recognized as part of the Act is as follows:

In millions	2017
Remeasurement of deferred tax balances	$(6.0)
Transition tax	2.9
Change in permanent reinvestment assertion	27.7
Income tax expense, net	$24.6

During 2018, the Company performed additional analysis and assessed regulatory guidance that was issued to determine the impact on the provisional estimates recognized in 2017 and determined that no measurement period adjustments were required.

Current and deferred provision for income taxes

Earnings before income taxes for the years ended December 31 were taxed within the following jurisdictions:

In millions	2018	2017	2016
United States	$206.7	$154.7	$117.3
Non-U.S.	152.7	158.6	169.0
Total	$359.4	$313.3	$286.3

The components of the Provision for income taxes for the years ended December 31 were as follows:

In millions	2018	2017	2016
Current tax expense (benefit):
United States	$43.2	$51.5	$25.3
Non-U.S.	71.8	49.0	53.8
Total:	115.0	100.5	79.1
Deferred tax expense (benefit):
United States	(9.7)	3.6	13.6
Non-U.S.	(22.2)	15.1	(12.8)
Total:	(31.9)	18.7	0.8
Total tax expense (benefit):
United States	33.5	55.1	38.9
Non-U.S.	49.6	64.1	41.0
Total	$83.1	$119.2	$79.9

The Provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income
	2018	2017	2016
Statutory U.S. rate	21.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Non-U.S. tax rate differential	2.8	(3.1)	(7.2)
State and local income taxes	1.8	1.3	1.2
Change in permanent reinvestment assertion(a), (b)	—	6.7	(1.1)
Transition tax(a), (b)	—	0.9	—
Remeasurement of deferred tax balances(b)	—	(1.9)	—
Stock based compensation	(0.5)	(0.8)	—
Foreign derived intangible income	(1.9)	—	—
Other adjustments	(0.1)	(0.1)	—
Effective tax rate	23.1%	38.0%	27.9%
(a)	Net of foreign tax credits
(b)	2017 includes amounts related to the Act

In 2017, tax incentives in the form of tax holidays were granted to the Company in Singapore to encourage industrial development. The tax holidays expire in 2027 and are conditional on the Company meeting certain employment and investment thresholds. The benefits for these tax holidays for the years ended December 31, 2018 and 2017 were $4.3 million, and $1.3 million, respectively.

Deferred tax assets and liabilities

A summary of the deferred tax accounts at December 31 are as follows:

In millions	2018	2017
Deferred tax assets:
Fixed assets and intangibles	$36.7	$19.1
Other reserves and accruals	43.2	34.4
Net operating losses and credit carryforwards	22.3	23.5
Other	4.3	2.3
Gross deferred tax assets	106.5	79.3
Less: deferred tax valuation allowances	(21.6)	(23.2)
Deferred tax assets net of valuation allowances	$84.9	$56.1
Deferred tax liabilities:
Fixed assets and intangibles	$(40.9)	$(37.8)
Other reserves and accruals	(0.5)	(0.5)
Undistributed earnings of foreign subsidiaries	(16.1)	(38.2)
Other	(0.5)	(3.2)
Gross deferred tax liabilities	(58.0)	(79.7)
Net deferred tax assets (liabilities)	$26.9	$(23.6)

At December 31, 2018, no deferred taxes have been provided for earnings of certain of the Company’s subsidiaries, since these earnings have been, and under current plans will continue to be permanently reinvested in these subsidiaries. These earnings amount to approximately $930 million which if distributed would result in additional taxes, which may be payable upon distribution, of approximately $70 million.

On a separate return basis at December 31, 2018, the Company had U.S. foreign tax credit carryforwards of $0.6 million which expire in 2028 and net operating loss carryforwards of $128 million, primarily related to losses incurred in the United Kingdom, which can be carried forward indefinitely.

Activity associated with the Company’s valuation allowance, primarily related to net operating losses in the United Kingdom, is as follows:

In millions	2018	2017	2016
Beginning balance	$23.2	$20.8	$27.9
Increase to valuation allowance	0.1	—	—
Decrease to valuation allowance	(0.4)	—	(2.5)
Acquisition and purchase accounting	—	0.3	—
Accumulated other comprehensive income (loss)	(1.3)	2.1	(4.6)
Ending balance	$21.6	$23.2	$20.8

Unrecognized tax benefits

The Company has total unrecognized tax benefits of $18.2 million and $19.4 million as of December 31, 2018, and December 31, 2017, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the continuing operations effective tax rate are $18.2 million as of December 31, 2018. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2018	2017	2016
Beginning balance	$19.4	$17.6	$39.6
Additions based on tax positions related to the current year	2.6	4.0	2.5
Additions based on tax positions related to prior years	2.5	1.9	4.4
Reductions based on tax positions related to prior years	(4.1)	(2.3)	(4.5)
Reductions related to settlements with tax authorities	(1.5)	(2.5)	(22.4)
Reductions related to lapses of statute of limitations	(0.2)	(0.4)	(1.6)
Translation (gain) loss	(0.5)	1.1	(0.4)
Ending balance	$18.2	$19.4	$17.6

The Company records interest and penalties associated with the uncertain tax positions within its Provision for income taxes. The Company had reserves associated with interest and penalties, net of tax, of $0.7 million and $0.4 million at December 31, 2018 and December 31, 2017, respectively. For the year ended December 31, 2018 and December 31, 2017, the Company recognized a $0.1 million tax benefit and a $0.3 million tax expense, respectively, in interest and penalties, net of tax in net earnings related to these uncertain tax positions.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. Although the outcomes and timing of such events are highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits, excluding interest and penalties, could potentially be reduced by up to approximately $2.7 million during the next 12 months.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Ireland, Italy, the United Kingdom and the United States. These examinations on their own, or any subsequent litigation related to the examinations, may result in additional taxes or penalties against the Company. If the ultimate result of these audits differ from original or adjusted estimates, they could have a material impact on the Company’s tax provision. In general, the examination of the Company’s material tax returns are complete or effectively settled for the years prior to 2008, with certain matters prior to 2008 being resolved through appeals and litigation and also unilateral procedures as provided for under double tax treaties.

NOTE 14.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various litigations, claims and administrative proceedings, including those related to product liability matters. In accordance with ASC 450, “Contingencies” (ASC 450), the Company records accruals for loss contingencies when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Warranty Liability

Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The changes in the standard product warranty liability for the year ended December 31, were as follows:

In millions	2018	2017
Balance at beginning of period	$33.8	$34.1
Reductions for payments	(8.8)	(10.0)
Accruals for warranties issued during the current period	8.3	8.1
Changes to accruals related to preexisting warranties	0.6	0.1
Translation	(0.6)	1.5
Balance at end of period	$33.3	$33.8

Standard product warranty liabilities are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company’s total current standard product warranty reserve at December 31, 2018 and December 31, 2017 was $33.1 million and $33.6 million, respectively.

Purchase Obligations

The Company has entered into purchase commitments for inventory. These agreements required total payments of $309.6 million in 2018. Future payments under these agreements are $274.9 million in 2019. There are no future payments for 2020 and thereafter.

Other Commitments and Contingencies

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased by the Company. Total rental expense was $34.0 million in 2018, $32.6 million in 2017 and $35.1 million in 2016. Minimum lease payments required under non-cancelable operating leases with terms in excess of one year for the next five years amounts to approximately: $28.7 million in 2019, $23.4 million in 2020, $17.2 million in 2021, $12.2 million in 2022, and $9.7 million in 2023.

Refer to Note 13 for a discussion of income tax-related contingencies.

NOTE 15.	RELATED PARTY TRANSACTIONS AND EQUITY

The Combined Financial Statements have been prepared on a standalone basis and are derived from the Consolidated Financial Statements and accounting records of IR. The following discussion summarizes activity between the Company and IR (and its affiliates that are not part of the planned spin-off transaction).

Related Party Sales

During the years ended 2018, 2017 and 2016, the Company entered into sales transactions with certain other subsidiaries of the Parent. The following table sets forth the impact on net earnings from these related parties included in the Combined Statements of Comprehensive Income:

In millions	2018	2017	2016
Net revenue	$61.7	$55.6	$54.4
Cost of goods sold	(55.5)	(48.9)	(49.0)
Net earnings	$6.2	$6.7	$5.4

Allocation of General Corporate Expenses

The Combined Statements of Comprehensive Income include expenses for certain centralized functions and other programs provided and administered by IR, as described in Note 1. The costs of these services have been allocated to the Company and are included in the Combined Statements of Comprehensive Income, as follows:

In millions	2018	2017	2016
Cost of goods sold	$46.0	$46.3	$52.2
Selling and administrative expenses	158.0	162.9	164.3
Total corporate allocations	$204.0	$209.2	$216.5

Parent company investment

The net transfers to the Parent are included within Parent company investment on the Combined Statements of Equity. The components of the transfers to Parent during the years ended 2018, 2017, and 2016 were as follows:

In millions	2018	2017	2016
Cash pooling and general financing activities	$(693.4)	$(487.6)	$(574.0)
Corporate allocations	204.0	209.2	216.5
Stock compensation expense	9.9	9.4	9.9
Pension expense	14.6	13.0	16.5
Income taxes	135.2	102.0	108.4
Total net transfers to Parent	$(329.7)	$(154.0)	$(222.7)

Other Comprehensive Income (Loss)

The changes in Accumulated other comprehensive income (loss) are as follows:

In millions	Pension, OPEB, and Other Items	Foreign Currency Translation	Total
December 31, 2016	$(6.3)	$(271.3)	$(277.6)
Other comprehensive income (loss)	(0.3)	96.7	96.4
December 31, 2017	$(6.6)	$(174.6)	$(181.2)
Other comprehensive income (loss)	1.8	(44.7)	(42.9)
December 31, 2018	$(4.8)	$(219.3)	$(224.1)

NOTE 16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events after the balance sheet date of December 31, 2018 through the Combined Financial Statements issuance date of October 25, 2019.

On February 6, 2019, our Parent entered into a final, binding and irrevocable offer letter with Silver II GP Holdings S.C.A., an affiliate of BC Partners Advisors L.P. and The Carlyle Group (the Seller) pursuant to which the Parent made a binding offer to acquire the precision flow systems management business (PFS) for approximately $1.46 billion in cash, which the transaction was completed on May 15, 2019. PFS is a manufacturer of precision flow control equipment including electric diaphragm pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments, and will be integrated into the Company’s operations included in the spinoff.

In the first quarter of 2019, the Company announced a restructuring action to close a US manufacturing facility and relocate production to other US and non-US facilities. This action is expected to be completed by the end of 2019.

INDUSTRIAL BUSINESS OF INGERSOLL-RAND PLC
CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Nine months ended September 30,
In millions	2019	2018
Net revenues (including sales to related parties of $46.5 and $46.6 for 2019 and 2018, respectively)	$2,602.4	$2,477.4
Cost of goods sold	(1,776.2)	(1,692.5)
Selling and administrative expenses	(558.0)	(527.6)
Operating income	268.2	257.3
Other income/(expense), net	1.3	(2.1)
Earnings before income taxes	269.5	255.2
Provision for income taxes	(54.9)	(58.1)
Net earnings	$214.6	$197.1
Less: Net earnings attributable to noncontrolling interests	(2.3)	(2.5)
Net earnings attributable to Industrial	$212.3	$194.6
Total comprehensive income	$165.0	$161.5
Less: Total comprehensive income attributable to noncontrolling interests	(2.2)	(0.9)
Total comprehensive income attributable to Industrial	$162.8	$160.6

See accompanying notes to Condensed Combined Financial Statements.

INDUSTRIAL BUSINESS OF INGERSOLL-RAND PLC
CONDENSED COMBINED BALANCE SHEETS

In millions	(Unaudited) September 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$244.0	$196.0
Accounts and notes receivable, net	596.8	581.8
Inventories, net	467.2	395.7
Other current assets	53.0	48.7
Total current assets	1,361.0	1,222.2
Property, plant and equipment, net	475.8	466.7
Goodwill	1,647.1	860.3
Intangible assets, net	833.6	220.6
Other noncurrent assets	137.5	59.0
Total assets	$4,455.0	$2,828.8
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$368.3	$415.5
Accrued compensation and benefits	77.9	102.3
Accrued expenses and other current liabilities	276.8	260.0
Total current liabilities	723.0	777.8
Postemployment and other benefit liabilities	47.0	42.2
Deferred and noncurrent income taxes	106.9	27.4
Other noncurrent liabilities	93.7	32.2
Total liabilities	970.6	879.6
Equity:
Parent company investment	3,744.6	2,162.8
Accumulated other comprehensive loss	(273.6)	(224.1)
Total parent equity	3,471.0	1,938.7
Noncontrolling interest	13.4	10.5
Total equity	3,484.4	1,949.2
Total liabilities and equity	$4,455.0	$2,828.8

See accompanying notes to Condensed Combined Financial Statements.

INDUSTRIAL BUSINESS OF INGERSOLL-RAND PLC
CONDENSED COMBINED STATEMENTS OF EQUITY
(Unaudited)

In millions	Total equity	Parent company investment	Accumulated other comprehensive income (loss)	Noncontrolling interest
Balance at December 31, 2018	$1,949.2	$2,162.8	$(224.1)	$10.5
Net earnings	214.6	212.3	—	2.3
Other comprehensive income (loss)	(49.6)	—	(49.5)	(0.1)
Dividends declared to noncontrolling interest	(0.3)	—	—	(0.3)
Net transfers from (to) Parent	1,370.5	1,369.5	—	1.0
Balance at September 30, 2019	$3,484.4	$3,744.6	$(273.6)	$13.4

See accompanying notes to Condensed Combined Financial Statements.

INDUSTRIAL BUSINESS OF INGERSOLL-RAND PLC
CONDENSED COMBINED STATEMENTS OF EQUITY (CONTINUED)
(Unaudited)

In millions	Total equity	Parent company investment	Accumulated other comprehensive income (loss)	Noncontrolling interest
Balance at December 31, 2017	$2,057.6	$2,207.2	$(181.2)	$31.6
Net earnings	197.1	194.6	—	2.5
Other comprehensive income (loss)	(35.6)	—	(34.0)	(1.6)
Adoption of new accounting standards (ASU 2016-16 and ASU 2014-09)	11.6	11.6	—	—
Dividends declared to noncontrolling interest	(24.8)	—	—	(24.8)
Net transfers from (to) Parent	(193.8)	(196.6)	—	2.8
Balance at September 30, 2018	$2,012.1	$2,216.8	$(215.2)	$10.5

See accompanying notes to Condensed Combined Financial Statements.

INDUSTRIAL BUSINESS OF INGERSOLL-RAND PLC
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30,
In millions	2019	2018
Cash flows from operating activities:
Net earnings	$214.6	$197.1
Adjustments for non-cash transactions:
Depreciation and amortization	77.1	65.1
Stock-based compensation	6.5	7.8
Changes in assets and liabilities, net	(100.4)	(50.6)
Other non-cash items, net	(6.7)	(47.3)
Net cash provided by (used in) operating activities	191.1	172.1
Cash flows from investing activities:
Capital expenditures	(49.1)	(62.2)
Acquisitions, net of cash acquired	(1,456.3)	0.5
Other investing activities, net	5.3	13.4
Net cash provided by (used in) investing activities	(1,500.1)	(48.3)
Cash flows from financing activities:
Dividends paid to noncontrolling interest	(0.3)	(24.8)
Net transfers from (to) Parent	1,364.0	(201.6)
Other financing activities, net	(0.9)	(2.1)
Net cash provided by (used in) financing activities	1,362.8	(228.5)
Effect of exchange rate changes on cash and cash equivalents	(5.8)	(9.5)
Net increase (decrease) in cash and cash equivalents	48.0	(114.2)
Cash and cash equivalents – beginning of period	196.0	324.6
Cash and cash equivalents – end of period	$244.0	$210.4

See accompanying notes to Condensed Combined Financial Statements.

INDUSTRIAL BUSINESS OF INGERSOLL-RAND PLC
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)

Note 1.	Background and Basis of Presentation

Background

On April 30, 2019, Ingersoll-Rand plc (IR or Parent) announced it entered into a Separation and Distribution Agreement and an Agreement and Plan of Merger and certain other transaction documents, which contemplate, among other things, the separation and contribution of Parent’s Industrial business (collectively, we, us, our, Industrial, or the Company) to Ingersoll-Rand U.S. HoldCo, Inc. (Spinco), the execution of a tax-free spinoff by way of a pro rata distribution of the shares of Spinco common stock held by Parent to Parent’s stockholders as of the record date of such distribution, and the subsequent merger of a subsidiary of Gardner Denver Holdings, Inc (Gardner Denver) with and into Spinco, with Spinco continuing as the surviving company and wholly-owned subsidiary of Gardner Denver. Following the transaction, subject to approval by the shareholders of Parent of a change in its corporate name, Gardner Denver will change its name to Ingersoll-Rand, Inc.

We expect the transaction to be completed during the first quarter of 2020. The completion of the spin-off is subject to certain conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission (SEC) and receipt of opinions of tax advisers.

The Company is a diversified, global company that delivers products and services that enhance energy efficiency, productivity and operations. The Company is managed as one operating segment. It includes compressed air and gas systems and services, power tools, material handling systems, fluid management systems, as well as Club Car® golf, utility and consumer low-speed vehicles.

Basis of Presentation

These Condensed Combined Financial Statements have been derived from the Consolidated Financial Statements and accounting records of IR. These Condensed Combined Financial Statements reflect the combined operations of the Company and have been prepared in accordance with SEC interim reporting requirements. Accordingly, the accompanying Condensed Combined Financial Statements do not include all disclosures required by accounting principles generally accepted in the United States of America (GAAP) for full financial statements and should be read in conjunction with the audited annual Combined Financial Statements and notes to the audited annual combined financial statements. In the opinion of management, the accompanying Condensed Combined Financial Statements contain all adjustments, which include only normal recurring adjustments, necessary to fairly state the condensed combined results for the interim periods presented.

These Condensed Combined Financial Statements reflect the combined historical results of operations, financial position and cash flows of the Company for the periods presented as historically managed within IR. The Condensed Combined Financial Statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.

All intracompany transactions have been eliminated. All significant intercompany transactions between us and Parent have been included in these Combined Financial Statements and are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Parent company investment.

Historically, IR provided certain corporate functions to the Company and costs associated with these functions were allocated to the Company. These functions include, but not limited to, corporate communications, executive management, legal, human resources, treasury, finance, accounting, internal audit, information technology, and the related benefit costs associated with such functions, such as stock-based compensation. The costs of such services were allocated to the Company based on direct usage when identifiable, with the remainder allocated on a pro rata basis of net sales, direct time, headcount, or other measures of the Company and IR. The charges for these functions are included in Costs of goods sold or Selling and administrative expenses in the Condensed Combined Statements of Comprehensive Income. The Company believes the bases on which the expenses have been allocated are a reasonable reflection of the utilization of services provided to, or the benefit received by,

Industrial during the periods presented; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Company may perform these functions using its own resources or outsourced services. For an interim period, however, some of these functions may continue to be provided by IR under a transition services agreement following the closing. Refer to Note 9 for additional information.

IR utilizes a centralized treasury management function for financing its operations. The cash and equivalents held by IR at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company’s Condensed Combined Balance Sheets. Cash transfers between IR and the Company are accounted for through parent company investment. Cash and cash equivalents in the Condensed Combined Balance Sheets represent cash and cash equivalents directly identifiable to the Company and its operations.

The Condensed Combined Financial Statements include certain assets and liabilities that have historically been held at the IR corporate level but are specifically identifiable or otherwise attributable to the Company. IR’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt and the IR borrowings were not directly attributable to the Company.

The Condensed Combined Financial Statements include all majority-owned subsidiaries of IR. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the Parent. The Company includes Noncontrolling interest as a component of Total equity in the Combined Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Industrial in the Condensed Combined Statement of Comprehensive Income.

Note 2.	Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) is the sole source of authoritative GAAP other than SEC issued rules and regulations that apply only to SEC registrants. The FASB issues an Accounting Standards Update (ASU) to communicate changes to the codification. The Company considers the applicability and impact of all ASU’s. ASU’s not listed below were assessed and determined to be either not applicable or are not expected to have a material impact on the condensed combined financial statements.

Recently Adopted Accounting Pronouncements

In February 2018, the FASB issued ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02), which allows companies to reclassify stranded tax effects in Accumulated other comprehensive income (loss) that have been caused by the Tax Cuts and Jobs Act of 2017 (the Act) to Parent company investment for each period in which the effect of the change in the U.S. federal corporate income tax rate is recorded. ASU 2018-02 is effective for annual reporting periods beginning after December 15, 2018, however, the FASB made the reclassification optional. As a result, the Company assessed the impact of the ASU on its financial statements and did not exercise the option to reclassify the stranded tax effects caused by the Act.

In February 2016, the FASB issued ASU 2016-02, “Leases” (ASC 842), which requires the lease rights and obligations arising from lease contracts, including existing and new arrangements, to be recognized as assets and liabilities on the balance sheet. The Company adopted this standard using a modified-retrospective approach as of January 1, 2019. Under this approach, the Company recognized and recorded a right-of-use (ROU) asset and related lease liability on the Condensed Combined Balance Sheet of $78.7 million with no impact to Parent company investment. Reporting periods prior to January 1, 2019 continue to be presented in accordance with previous lease accounting guidance under GAAP. As part of the adoption, the Company elected the package of practical expedients permitted under the transition guidance which includes the ability to carry forward historical lease classification. Refer to Note 7, “Leases,” for a further discussion on the adoption of ASC 842.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract” (ASU 2018-15), which aligns the requirements for capitalizing implementation costs in a cloud-computing arrangement service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. In addition, the guidance also clarifies the presentation requirements for reporting such costs in the financial statements. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019 with early adoption permitted. Upon adoption, the Company will apply the ASU on a prospective basis and does not expect it to have a material impact on its financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses” (ASU 2016-13) which changes the impairment model for most financial assets and certain other instruments from an incurred loss model to an expected loss model. In addition, the guidance also requires incremental disclosures regarding allowances and credit quality indicators. ASU 2016-13 is required to be adopted using the modified-retrospective approach and will be effective in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted. The Company does not expect this ASU to have a material impact on its financial statements.

Note 3.	Inventories

Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method or the lower of cost or market using the first-in, first-out (FIFO) method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method.

The major classes of inventory were as follows:

In millions	September 30, 2019	December 31, 2018
Raw materials	$293.6	$233.8
Work-in-process	47.8	18.7
Finished goods	180.8	196.7
	522.2	449.2
LIFO reserve	(55.0)	(53.5)
Total	$467.2	$395.7

The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. Reserve balances, primarily related to obsolete and slow-moving inventories, were $57.6 million and $57.4 million at September 30, 2019 and December 31, 2018, respectively.

Note 4.	Goodwill

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired in a business combination. Measurement period adjustments may be recorded once a final valuation has been performed. Goodwill is tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset.

The changes in the carrying amount of goodwill for the nine months ended September 30, 2019 were as follows:

In millions
Net balance as of December 31, 2018	$860.3
Acquisitions(1)	805.5
Currency translation	(18.7)
Net balance as of September 30, 2019	$1,647.1
(1)	Refer to Note 14, “Acquisitions” for more information regarding recent acquisitions.

No impairment charges were recorded during any periods presented.

Note 5.	Intangible Assets

Indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset may be less than the carrying amount of the asset. All other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives.

The gross amount of the Company’s intangible assets and related accumulated amortization were as follows:

	September 30, 2019			December 31, 2018
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$626.0	$(70.1)	$555.9	$178.0	$(49.9)	$128.1
Completed technologies/patents	35.1	(17.0)	18.1	36.2	(14.6)	21.6
Other	83.8	(32.9)	50.9	48.5	(21.6)	26.9
Total finite-lived intangible assets	744.9	(120.0)	624.9	262.7	(86.1)	176.6
Trademarks (indefinite-lived)	208.7	—	208.7	44.0	—	44.0
Total	$953.6	$(120.0)	$833.6	$306.7	$(86.1)	$220.6

Intangible asset amortization expense was $36.1 million and $16.9 million for the nine months ended September 30, 2019 and 2018, respectively. As a result of the Precision Flow Systems (PFS) acquisition in May 2019, the Company recorded $662.2 million of intangible assets based on their preliminary estimate of fair value. Refer to Note 14, “Acquisitions” for more information.

Note 6.	Fair Value Measurements

ASC 820, “Fair Value Measurement,” (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;
•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

Note 7.	Leases

The Company’s lease portfolio includes various contracts for real estate, vehicles, information technology and other equipment. At contract inception, the Company determines a lease exists if the contract conveys the right to control an identified asset for a period of time in exchange for consideration. Control is considered to exist when the lessee has the right to obtain substantially all of the economic benefits from the use of an identified asset as well as the right to direct the use of that asset. If a contract is considered to be a lease, the Company recognizes a lease liability based on the present value of the future lease payments, with an offsetting entry to recognize a right-of-use asset. Options to extend or terminate a lease are included when it is reasonably certain an option will be exercised. As a majority of the Company’s leases do not provide an implicit rate within the lease, an incremental borrowing rate is used which is based on information available at the commencement date.

The following table includes a summary of the Company’s lease portfolio and Balance Sheet classification:

In millions	Classification	September 30, 2019	January 1, 2019
Assets
Operating lease right-of-use assets(1)	Other noncurrent assets	$80.4	$78.8
Liabilities
Operating lease current	Other current liabilities	22.3	19.5
Operating lease noncurrent	Other noncurrent liabilities	58.1	59.2
(1)	Per ASC 842, prepaid lease payments and lease incentives are recorded as part of the right-of-use asset. There was no impact at September 30, 2019. The net impact was $0.1 million at January 1, 2019.

The Company elected the practical expedient as an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease component as a single lease component. This practical expedient was applied to all underlying asset classes. In addition, the Company elected the practical expedient to utilize a portfolio approach for the vehicle, information technology and equipment asset classes as the application of the lease model to the portfolio would not differ materially from the application of the lease model to the individual leases within the portfolio.

The following table includes lease costs and related cash flow information for the nine months ended September 30, 2019:

In millions	Nine months ended
Operating lease expense	$15.6
Variable lease expense	2.0
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	15.7
Right-of-use assets obtained in exchange for new operating lease liabilities	18.8

Operating lease expense is recognized on a straight-line basis over the lease term. In addition, the Company has certain leases that contain variable lease payments which are based on an index, a rate referenced in the lease or on the actual usage of the leased asset. These payments are not included in the right-of-use asset or lease liability and are expensed as incurred as variable lease expense. The Company elected the practical expedient as an accounting policy election by class of underlying asset to not apply the balance sheet recognition criteria required in ASC 842 to leases with an initial lease term of twelve months or less. Payments for these leases are recognized on a straight-line basis over the lease term.

Maturities of lease obligations were as follows:

In millions	September 30, 2019
Operating leases
Remaining three months of 2019	$6.6
2020	24.0
2021	19.2
2022	14.4
2023	11.3
After 2023	19.4
Total lease payments	94.9
Less: Interest	(14.5)
Present value of lease liabilities	$80.4

At September 30, 2019, the weighted average remaining lease term was 6.6 years with a weighted average discount rate of 4.2%.

Prior Period Disclosures

As a result of adopting ASC 842 on January 1, 2019, the Company is required to present future minimum lease commitments for operating leases having initial or non-cancelable lease terms in excess of one year and accounted for under previous lease guidance. Commitments as of December 31, 2018 were as follows:

In millions	December 31, 2018
Operating leases
2019	$28.7
2020	23.4
2021	17.2
2022	12.2
2023	9.7
After 2023	3.1
Total	$94.3
Note 8.	Pensions and Postretirement Benefits Other than Pensions

Certain Company employees participate in U.S. and international defined benefit and postretirement benefits other than pensions (OPEB) sponsored by IR (Shared Plans), which include participants of other IR operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. The pension expenses associated with these plans were $11.9 million and $10.9 million for the nine months ended September 30, 2019 and 2018, respectively. Additionally, the Company has non-U.S. defined benefit and defined contribution plans covering eligible non-U.S. employees. OPEB plans provide healthcare benefits, and in some instances, life insurance benefits for certain eligible employees.

Pension Plans

The noncontributory defined benefit pension plans covering non-collectively bargained U.S. employees provide benefits on a final average pay formula while plans for most collectively bargained U.S. employees provide benefits on a flat dollar benefit formula or a percentage of pay formula. The non-U.S. pension plans generally provide benefits based on earnings and years of service. The Company also maintains additional other supplemental plans for officers and other key or highly compensated employees.

The components of the Company’s net periodic pension benefit cost for the nine months ended September 30 were as follows:

	Nine months ended
In millions	2019	2018
Service cost	$0.6	$0.9
Interest cost	0.5	0.5
Expected return on plan assets	(0.1)	—
Net amortization of plan net actuarial (gains) losses	0.2	0.4
Net periodic pension benefit cost	$1.2	$1.8

The Company made contributions to its defined benefit pension plans of $1.3 million and $1.4 million during the nine months ended September 30, 2019 and 2018, respectively. The Company currently projects that it will contribute approximately $2 million to its plans worldwide in 2019.

Postretirement Benefits Other Than Pensions

Certain Company employees participate in various OPEB plans sponsored by IR covering U.S. and non-U.S. employees. These plans are unfunded and have no plan assets, but are instead funded by the Company on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory. The Company recognized expense of $0.3 million for the nine months ended September 30, 2019 and 2018 for these plans.

Note 9.	Related Party Transactions

The Condensed Combined Financial Statements have been prepared on a standalone basis and are derived from the Consolidated Financial Statements and accounting records of IR. The following discussion summarizes activity between the Company and IR (and its affiliates that are not part of the planned spin-off transaction).

Related Party Sales

During the nine months ended September 30, 2019 and 2018, the Company entered into sales transactions with certain other subsidiaries of the Parent. The following table sets forth the impact on net earnings from these related parties included in the Condensed Combined Statements of Comprehensive Income:

In millions	September 30, 2019	September 30, 2018
Net revenue	$46.5	$46.6
Cost of goods sold	(42.7)	(42.4)
Net earnings	$3.8	$4.2

Allocation of General Corporate Expenses

The Condensed Combined Statements of Comprehensive Income include expenses for certain centralized functions and other programs provided and administered by IR, as described in Note 1. The costs of these services have been allocated to the Company and are included in the Condensed Combined Statements of Comprehensive Income, as follows:

In millions	September 30, 2019	September 30, 2018
Cost of goods sold	$38.4	$34.3
Selling and administrative expenses	127.9	119.9
Total corporate allocations	$166.3	$154.2

Parent company investment

The net transfers to the Parent are included within Parent company investment on the Condensed Combined Statements of Equity. The components of the transfers to Parent during the nine months ended September 30, 2019 and 2018 were as follows:

In thousands	September 30, 2019	September 30, 2018
Cash pooling and general financing activities	$(361.0)	$(474.1)
Financing of PFS Acquisition	1,456.3	—
Corporate allocations	166.3	154.2
Stock compensation expense	6.5	7.8
Pension expense	11.9	10.9
Income taxes	89.5	104.6
Total net transfers from (to) Parent	$1,369.5	$(196.6)

Accumulated Other Comprehensive Income (Loss)

The changes in Accumulated other comprehensive income (loss) for the nine months ended September 30, 2019 was as follows:

In millions	Pension, OPEB, and Other Items	Foreign Currency Translation	Total
Balance at December 31, 2018	$(4.8)	$(219.3)	$(224.1)
Other comprehensive income (loss)	0.1	(49.6)	(49.5)
Balance at September 30, 2019	$(4.7)	$(268.9)	$(273.6)

The changes in Accumulated other comprehensive income (loss) for the nine months ended September 30, 2018 was as follows:

In millions	Pension, OPEB, and Other Items	Foreign Currency Translation	Total
Balance at December 31, 2017	$(6.6)	$(174.6)	$(181.2)
Other comprehensive income (loss)	0.8	(34.8)	(34.0)
Balance at September 30, 2018	$(5.8)	$(209.4)	$(215.2)
Note 10.	Revenue

The Company recognizes revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all of the remaining benefits from that good or service. A majority of the Company’s revenues are recognized at a point-in-time as control is transferred at a distinct point in time per the terms of a contract. However, a portion of the Company’s revenues are recognized over time as the customer simultaneously receives control as the Company performs work under a contract.

Disaggregated Revenue

Net revenues by destination for the nine months ended September 30 were as follows:

	Nine months ended
In millions	2019	2018
United States	$1,351.5	$1,311.3
Non-U.S.	1,250.9	1,166.1
Total	$2,602.4	$2,477.4

Net revenues by major type of good or service for the nine months ended September 30 were as follows:

	Nine months ended
In millions	2019	2018
Equipment	$1,564.9	$1,472.2
Services and parts	1,037.5	1,005.2
Total	$2,602.4	$2,477.4

Revenue from goods and services transferred to customers at a point in time accounted for approximately 92% of the Company’s revenue for the nine months ended September 30, 2019.

Contract Balances

The opening and closing balances of contract assets and contract liabilities arising from contracts with customers for the period ended September 30, 2019 and December 31, 2018 were as follows:

In millions	September 30, 2019	December 31, 2018
Contract assets	$20.9	$17.4
Contract liabilities	100.4	96.1

The timing of revenue recognition, billings and cash collections results in accounts receivable, contract assets, and customer advances and deposits (contract liabilities) on the Condensed Combined Balance Sheet. In general, the Company receives payments from customers based on a billing schedule established in its contracts. Contract assets relate to the conditional right to consideration for any completed performance under the contract when costs are incurred in excess of billings under the percentage-of-completion methodology. Accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities relate to payments received in advance of performance under the contract or when the Company has a right to consideration that is unconditional before it transfers a good or service to the customer. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. During the nine months ended September 30, 2019, changes in contract asset and liability balances were not materially impacted by any other factors.

Approximately 56% of the contract liability balance at December 31, 2018 was recognized as revenue during the nine months ended September 30, 2019. Additionally, approximately 4% of the contract liability balance at September 30, 2019 was classified as noncurrent and not expected to be recognized as revenue in the next 12 months.

Note 11.	Share-Based Compensation

The Company’s employees have historically participated in the Parent’s stock-based compensation plans. The following disclosures of stock-based compensation expense recognized by the Company are based on the awards and terms previously granted to the Company’s employees. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.

The Company accounts for stock-based compensation plans in accordance with ASC 718, “Compensation — Stock Compensation” (ASC 718), which requires a fair-value based method for measuring the value of stock-based compensation. Fair value is measured once at the date of grant and is not adjusted for subsequent changes. The Parent’s share-based compensation plans include programs for stock options, restricted stock units (RSUs), performance share units (PSUs) and deferred compensation.

Compensation Expense

Share-based compensation expense is related to continuing operations and is included in Selling and administrative expenses. The expense recognized for the nine months ended September 30 was as follows:

	Nine months ended
In millions	2019	2018
Share-based compensation expense	$6.5	$7.8
Tax benefit	(1.6)	(1.9)
After-tax expense	$4.9	$5.9

Stock Options / RSUs

Eligible participants may receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The fair value of each of IR’s stock option and RSU awards is expensed on a straight-line basis over the required service period, which is generally the 3-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes an expense for the entire fair value at the grant date.

The average fair value of the stock options granted is determined using the Black-Scholes option-pricing model. The following assumptions were used during the nine months ended September 30:

	2019	2018
Dividend yield	2.06%	2.00%
Volatility	21.46%	21.64%
Risk-free rate of return	2.46%	2.48%
Expected life in years	4.8	4.8

A description of the significant assumptions used to estimate the fair value of the stock option awards is as follows:

•	Volatility — The expected volatility is based on a weighted average of IR’s implied volatility and the most recent historical volatility of IR’s stock commensurate with the expected life.
•	Risk-free rate of return — IR applies a yield curve of continuous risk-free rates based upon the published U.S. Treasury spot rates on the grant date.

•	Expected life — The expected life of IR’s stock option awards represents the weighted-average of the actual period since the grant date for all exercised or canceled options and an expected period for all outstanding options.
•	Dividend yield — IR determines the dividend yield based upon the expected quarterly dividend payments as of the grant date and the current fair market value of IR’s stock.
•	Forfeiture Rate — IR analyzes historical data of forfeited options to develop a reasonable expectation of the number of options to forfeit prior to vesting per year. This expected forfeiture rate is applied to the Company’s ongoing compensation expense; however, all expense is adjusted to reflect actual vestings and forfeitures.

Performance Shares

The Parent has a Performance Share Program (PSP) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of IR’s ordinary shares based on the fair market value of IR’s stock on the date of grant. All PSUs are settled in the form of ordinary shares.

Beginning with the 2018 grant year, PSU awards are earned based on 50% upon a performance condition, measured by relative Cash Flow Return on Invested Capital (CROIC) to the industrial group of companies in the S&P 500 Index over a 3-year performance period, and 50% upon a market condition, measured by the Company’s relative total shareholder return (TSR) as compared to the TSR of the industrial group of companies in the S&P 500 Index over a 3-year performance period. The fair value of the market condition is estimated using a Monte Carlo Simulation approach in a risk-neutral framework based upon historical volatility, risk-free rates and correlation matrix. Awards granted prior to 2018 are earned based on 50% upon a performance condition, measured by relative EPS growth as compared to the industrial group of companies in the S&P 500 Index over a 3-year performance period, and 50% upon a market condition, measured by the Company’s relative TSR as compared to the TSR of the industrial group of companies in the S&P 500 Index over a 3-year performance period.

Deferred Compensation

The Parent allows key employees of the Company to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of the Parent at the time of distribution.

Note 12.	Restructuring Activities

The Company incurs costs associated with announced restructuring initiatives intended to result in improved operating performance, profitability and working capital levels. Actions associated with these initiatives may include workforce reduction, improving manufacturing productivity, realignment of management structures and rationalizing certain assets. The following table details restructuring charges recorded during the nine months ended September 30:

	Nine months ended
In millions	2019	2018
Cost of goods sold	$30.1	$39.3
Selling and administrative expenses	1.9	2.7
Total	$32.0	$42.0

The changes in the restructuring reserve for the nine months ended September 30, 2019 were as follows:

In millions
December 31, 2018	$29.9
Additions, net of reversals(1)	15.7
Cash paid/other	(28.3)
September 30, 2019	$17.3
(1)	Excludes the non-cash costs of asset rationalizations ($16.3 million).

Current restructuring actions include general workforce reductions as well as the closure and consolidation of certain manufacturing facilities in an effort to improve the Company’s cost structure. During the nine months ended September 30, 2019, costs associated with announced restructuring actions primarily included the following:

•	the plan to close a U.S. manufacturing facility and relocate production to other U.S. and Non-U.S. facilities announced in 2019; and
•	the plan to close a Non-U.S. manufacturing facility and relocate to other U.S. and Non-U.S. facilities announced in 2018.

Amounts recognized primarily relate to severance and exit costs. In addition, the Company also includes costs that are directly attributable to the restructuring activity but do not fall into the severance, exit or disposal categories. As of September 30, 2019, the Company had $17.3 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year. These actions primarily relate to workforce reduction benefits.

Note 13.	Income Taxes

The Company accounts for its Provision for income taxes in accordance with ASC 740, which requires an estimate of the annual effective income tax rate for the full year to be applied to the respective interim period, taking into account year-to-date amounts and projected results for the full year. For the nine months ended September 30, 2019 and September 30, 2018, the Company’s effective income tax rate was 20.4% and 22.8%, respectively. The effective income tax rate for the nine months ended September 30, 2019 was slightly lower than the U.S. statutory rate of 21% primarily due to excess tax benefits from employee share-based payments, the deduction for Foreign Derived Intangible Income and the provision to return true-up due to the filing of the U.S. federal income tax return. This decrease was partially offset by U.S. state and local taxes and earnings in non-U.S. jurisdictions, which in aggregate have a higher effective tax rate. The effective tax rate for the nine months ended September 30, 2018 was higher than the U.S. statutory rate of 21% primarily due U.S. state and local income taxes and earnings in non-U.S. jurisdictions, which in aggregate, have a higher effective tax rate. This increase was partially offset by the deduction for Foreign Derived Intangible Income and the recognition of excess tax benefits from employee share-based payments.

Total unrecognized tax benefits as of September 30, 2019 and December 31, 2018 were $18.8 million and $18.2 million, respectively. Although management believes its tax positions and related provisions reflected in the Condensed Combined Financial Statements are fully supportable, it recognizes that these tax positions and related provisions may be challenged by various tax authorities. These tax positions and related provisions are reviewed on an ongoing basis and are adjusted as additional facts and information become available, including progress on tax audits, changes in interpretations of tax laws, developments in case law and closing of statute of limitations. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in Provision for income taxes.

The Provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Ireland, Italy, the United Kingdom and the United States. These examinations on their own, or any subsequent litigation related to the examinations, may result in additional taxes or penalties against the Company. If the ultimate result of these audits differ from original or adjusted estimates, they could have a material impact on the Company’s tax provision. In general, the examination of the Company’s material tax returns is complete or effectively settled for the years prior to 2008, with certain matters prior to 2008 being resolved through appeals and litigation and also unilateral procedures as provided for under double tax treaties.

Note 14.	Acquisitions

On May 15, 2019, the Company acquired all the outstanding capital stock of PFS, a manufacturer of precision flow control equipment including precision dosing pumps and controls that serve the global water, oil and gas, agriculture, industrial and specialty market segments. Total cash paid, net of cash acquired, was approximately $1.46 billion. The acquisition was recorded using the acquisition method of accounting in accordance with ASC 805, “Business Combinations” (ASC 805). As a result, the purchase price has been preliminarily allocated to assets acquired and liabilities assumed based on the estimate of fair market value of such assets and liabilities at the date of acquisition.

The preliminary allocation of the purchase price was as follows:

In millions	May 15, 2019
Current assets	$124.8
Intangibles	662.2
Goodwill	805.5
Other noncurrent assets	48.4
Accounts payable, accrued expenses and other liabilities	(72.0)
Noncurrent deferred tax liabilities	(112.6)
Total purchase price, net of cash acquired	$1,456.3

Accounts receivable and current liabilities were stated at their historical carrying values, which approximates fair value given the short nature of these assets and liabilities. The estimate of fair value for inventory and property, plant and equipment are based on an assessment of the acquired assets condition as well as an evaluation of current market value of such assets.

The Company recorded intangible assets based on their preliminary estimate of fair value, which consisted of the following:

In millions	Weighted-average useful life (in years)	May 15, 2019
Customer relationships	14	$457.6
Trade names	Indefinite	168.2
Other	7	36.4
Total		$662.2

The valuation of intangible assets was determined using an income approach methodology. Any excess of the purchase price over the estimated fair value of net assets was recognized as goodwill. The goodwill is attributed primarily to the fair value of the expected cost synergies and revenue growth from PFS businesses. The Company has not finalized the process of allocating the purchase price and valuing the acquired assets and liabilities assumed for the PFS acquisition.

During the nine months ended September 30, 2019, the Company incurred $12.7 million of acquisition-related costs which are included in Selling and administrative expenses in the accompanying Condensed Combined Statements of Comprehensive Income.

The amounts of Net revenues and Net earnings of PFS included in the Company’s Condensed Combined Statements of Comprehensive Income from the acquisition date to the period ending September 30, 2019 are as follows:

In millions
Net revenues	$143.4
Net earnings	14.8

The following pro forma income statement combines the results of the operations of the Company and PFS as if PFS had been included in the results of the Company for the nine months ended September 30:

	Nine months ended
In millions	2019	2018
Net revenues	$2,741.5	$2,761.2
Net earnings	248.9	159.4
Net earnings attributable to Industrial	246.6	156.9

The pro forma income statement includes adjustments to align accounting policies, an adjustment to depreciation expense to reflect the increased fair value of property, plant and equipment, increased amortization expense related to identifiable intangible assets and the related income tax effects. The pro forma income statement for the nine months ended September 30, 2018 includes $31.7 million of non-recurring transaction costs, backlog amortization, and costs recognized due to the step-up value of inventory. These costs were included in the pro forma income statement for the nine months ended September 30, 2018, as the pro forma information assumes the PFS acquisition has been consummated as of January 1, 2018.

Note 15.	Commitments and Contingencies

The Company is involved in various litigations, claims and administrative proceedings, including those related to product liability matters. In accordance with ASC 450, “Contingencies” (ASC 450), the Company records accruals for loss contingencies when it is both probable that a liability will be incurred and the amount of the loss can be reasonably estimated. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Warranty Liability

Standard product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The changes in the standard product warranty liability for the nine months ended September 30 were as follows:

In millions	2019	2018
Balance at beginning of period	$33.3	$33.8
Reductions for payments	(8.5)	(7.4)
Accruals for warranties issued during the current period	10.2	6.9
Changes to accruals related to preexisting warranties	(1.1)	0.5
Translation	(0.5)	(0.5)
Balance at end of period	$33.4	$33.3

Standard product warranty liabilities are classified as Accrued expenses and other current liabilities or Other noncurrent liabilities based on their expected term. The Company’s total current standard product warranty reserve at September 30, 2019 and December 31, 2018 was $33.2 million and $33.1 million, respectively.

Report of Independent Auditors

To the Board of Directors of Ingersoll-Rand plc

We have audited the accompanying combined financial statements of the Precision Flow Systems business of Silver II GP Holdings S.C.A., which comprise the combined balance sheets as of December 31, 2018 and 2017,and the related combined statements of operations and comprehensive loss, of changes in equity and of cash flows for the years then ended.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Precision Flow Systems business of Silver II GP Holdings S.C.A., as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
October 2, 2019

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In thousands of dollars)	2018	2017
Net Sales	$384,416	$336,397
Cost of sales	222,755	205,737
Gross margin	161,661	130,660
Selling, general and administrative expenses	118,422	108,641
Research and development	10,175	9,622
Loss on extinguishment of debt	—	40,360
Other (income) expense, net	8,577	(21,633)
Operating income (loss)	24,487	(6,330)
Interest expense, net	23,181	42,202
Income (loss) before income taxes	1,306	(48,532)
Income tax (benefit) expense	6,511	(140)
Net (loss)	$(5,205)	$(48,392)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	(18,318)	29,705
Changes in pension benefit plans, net of taxes	289	15
Comprehensive (loss)	$(23,234)	$(18,672)

See accompanying notes to the Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2017

(in thousands of dollars)	2018	2017
Assets
Cash and cash equivalents	$41,972	$61,347
Accounts receivable (net of allowances of $1,969 and $1,767 at December 31, 2018 and 2017, respectively)	66,385	64,353
Inventories	45,991	38,658
Other assets, current	5,965	5,582
Total Current Assets	160,313	169,940
Fixed assets, net	30,715	31,962
Intangible assets, net	239,441	293,247
Goodwill	331,073	338,351
Long-term notes with affiliates	227,320	244,470
Other non-current assets	5,549	5,258
Total Assets	$994,411	$1,083,228
Liabilities and Equity
Account payable	$34,355	33,305
Accrued liabilities	28,601	21,619
Customer advances	7,505	7,741
Current portion of long-term debt	—	8,250
Short-term note payable with affiliates	27,290	27,424
Total Current Liabilities	97,751	98,339
Long-term debt	722,197	803,021
Pension and postretirement benefit obligations	4,990	5,466
Capital leases, less current portion	42	72
Other long-term liabilities	2,835	2,470
Deferred income taxes, non-current	34,688	40,756
Total Liabilities	862,503	950,124
Commitment and Contingent Liabilities (Note 13)
Equity:
Net parent investment	200,713	183,880
Accumulated other comprehensive loss	(68,805)	(50,776)
Total Equity	131,908	133,104
Total Liabilities and Equity	$994,411	$1,083,228

See accompanying notes to the Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of dollars)	2018	2017
Operating Activities:
Net (loss)	$(5,205)	(48,392)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	51,236	57,039
Unrealized exchange (gain) loss	6,699	(23,554)
Share-based compensation	468	510
Loss on extinguishment of debt	—	40,360
(Gain) on interest rate swap	(2,714)	—
Provision of bad debt	607	390
(Gain) on sale of assets	—	(689)
Non-cash interest expense	2,624	39,267
Deferred tax (benefit)	(4,480)	(9,894)
Change in:
Accounts receivable	(5,395)	(4,084)
Inventories	(8,530)	2,405
Other current assets	(693)	(128)
Other long-term assets	1,796	(501)
Accounts payable and accrued liabilities	10,404	(14)
Customer advances	183	(1,486)
Other long-term liabilities	173	(1,814)
Net cash provided by operating activities	47,173	49,415
Investing Activities:
Capital expenditures	(4,240)	(4,460)
Proceeds from sale of fixed assets	—	1,297
Net cash used in investing activities	(4,240)	(3,163)
Financing Activities:
Net transfer from parent	20,906	632,731
Repayment of debt	(90,063)	(1,633,064)
Payments on capital lease obligations	(45)	(37)
Proceeds from issuance of debt	—	825,000
Proceeds from affiliate debt	9,517	122,341
Payment of debt refinancing costs	(929)	(38,793)
Net cash used in financing activities	(60,614)	(91,822)
Effect of foreign exchange rate changes on cash and cash equivalents	(1,694)	2,706
Net decrease in cash and cash equivalents	(19,375)	(42,864)
Cash and cash equivalents, beginning of period	61,347	104,211
Cash and cash equivalents, end of period	$41,972	$61,347
Supplemental disclosure of cash flow information:
Interest paid	$41,259	87,845
Income tax paid	$4,603	$3,964
Assumption of debt by affiliate	$—	$517,249

See accompanying notes to the Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

COMBINED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(in thousands of dollars)	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
December 31, 2016	$(923,487)	$(80,496)	$(1,003,983)
Net (loss)	(48,392)	—	(48,392)
Foreign currency translation	—	29,705	29,705
Changes in net parent investment	1,155,759	—	1,155,759
Changes in pension benefit plans	—	15	15
December 31, 2017	$183,880	$(50,776)	$133,104
Net (loss)	(5,205)	—	(5,205)
Foreign currency translation	—	(18,318)	(18,318)
Changes in net parent investment	22,038	—	22,038
Changes in pension benefit plans	—	289	289
December 31, 2018	$200,713	$(68,805)	$131,908

See accompanying notes to the Combined Financial Statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1.	Nature of Operations and Basis of Presentation

Precision Flow Systems (hereinafter collectively with all its affiliates referred to as the “Company”, “we”, “our” or “PFS”) is a business of Silver II GP Holdings S.C.A (“Parent”). The Company is a leading global manufacturer of highly-engineered, process-critical and technologically advanced pumps, boosters and mixers. These products are often used in oil and gas, chemical, industrial, water and wastewater, and animal health and precision irrigation systems.

The accompanying combined financial statements present the historical combined balance sheets as of December 31, 2018 and 2017, combined statements of operations and comprehensive (loss), combined statements of changes in equity (including changes in Net parent investment) and combined statements of cash flows of PFS, which reflect the activities of the PFS operating companies and certain holding companies, primarily Accudyne Industries Acquisition S.à.r.l., Accudyne Industries Borrower S.C.A and Accudyne Industries, LLC, as of and for the years ended December 31, 2018 and 2017.

The Company has not historically prepared stand-alone financial statements. These combined financial statements as of December 31, 2018 and 2017, and for the years then ended, have been prepared on a stand-alone basis derived from the financial statements and related accounting records of Parent and its consolidated affiliates. The accompanying carve-out combined financial statements were prepared for the purpose of providing Ingersoll-Rand plc with historical financial information to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) under Rule 3-05 of Regulation S-X. They reflect the results of operations, financial position, and cash flows of the Company as they were historically managed, and are presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, these financial statements have been prepared on a combined basis and Parent’s net investment in these operations is shown in lieu of stockholders’ equity. All intracompany balances and transactions within the Company have been eliminated in the combined financial statements. All transactions between the Company and Parent have been included in these combined financial statements and the total effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets within Net parent investment other than certain short and long-term notes with affiliates.

Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net earnings attributable to the Parent, intercompany transactions and direct capital contributions, as adjusted for direct cash investments in PFS, and expense allocations from Parent to PFS. A discussion of the relationship with the Parent, including a description of the costs allocated to the Company, is included in (Note 5 – “Related Parties”).

The combined financial statements include allocations of direct and indirect expenses related to certain support functions that are provided on a centralized basis by the Parent. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with others allocated using reasonable criteria such as employee headcount, estimates of time spent and metric-based allocations.

Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocation of expenses, are systematic, rational and reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred by the Company on a stand-alone basis, and may not accurately reflect the Company’s historical financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have precisely been had the Company operated as an independent entity, or if significant additional expenses would be incurred on a stand-alone basis.

Note 2.	Summary of Significant Accounting Principles

Use of Estimates. The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The more significant areas requiring the use of management estimates and assumptions include the allocation of certain shared costs incurred by the Parent on behalf of the Company, estimates of asset impairments (including impairments of goodwill, intangible assets and other long-lived assets), useful lives of fixed assets, allowances for doubtful accounts, valuation allowances for deferred tax assets, income tax uncertainties, share-based compensation expense, and contingent considerations. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions. These estimates, judgments, and assumptions are reviewed periodically and the effect of material revisions in estimates, if any, are reflected in the combined financial statements prospectively from the date of the change in estimate.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Accounts Receivable. Trade receivables are recorded at the stated amount, less allowances for discounts, doubtful accounts and returns. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations, or discounts related to early payment of accounts receivable by the Company’s customers determined on the basis of historic experience and currently available evidence of the customer’s financial condition, specific details from the customer’s account, and current economic trends. Bad debt write-offs were $2,132 and $1,957 for the years ended December 31, 2018 and 2017, respectively.

Inventories. Inventories are stated at the lower of cost or estimated realizable value and are primarily based on the first-in, first-out (“FIFO”) method. Inventory provisions are recorded to reduce inventory to the lower of cost or net realizable value for obsolete or slow-moving inventory based on assumptions about future demand and marketability of products, the impact of new product introductions, inventory turns, product spoilage and specific identification of items, such as product discontinuance, engineering/material changes, or regulatory-related changes. (See Note 4 – “Inventories”)

Fixed Assets. Fixed assets are stated at cost. Depreciation is computed over the assets’ useful lives using the straight-line method. Gains and losses on the sale of fixed assets are included in income when the assets are disposed of, provided there is more than reasonable certainty of the collectability of the sales price and any future activities required to be performed are complete or insignificant. Upon retirement or disposal of assets, all costs and related accumulated depreciation or amortization are written-off.

Management periodically evaluates the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of assets or changes in the overall business and strategies. When we determine the carrying value may not be recoverable based on the occurrence of these indicators, we assess if the carrying value of assets exceeds the sum of the undiscounted expected future cash flows. If so, the carrying value of the asset is written down to fair value and an impairment is recognized. For the periods presented, there were no impairments of held-and-used long-lived assets.

Goodwill. Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired. Goodwill is not amortized, but is subject to annual impairment testing at the reporting unit level using the guidance and criteria described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill. We perform our annual impairment test at October 31 and during interim periods when events or circumstances indicate that the carrying value of goodwill may not be recoverable. In our impairment tests of goodwill, management first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If based on this assessment, management determines that it is more likely than not that the fair value of the reporting unit is not less than its carrying value, then performing the additional two-step impairment test is unnecessary. In a two-step test, to the extent the carrying value of a reporting unit exceeds its estimated fair value, an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value based on a hypothetical purchase price allocation (step two). For purposes of impairment testing, we have one reporting unit. (See Note 3 – “Goodwill and Intangible Assets” herein for further discussion regarding impairments of goodwill).

Intangible Assets. Finite-lived intangible assets consist primarily of amortizable trademarks, patents, know-how and customer relationships. Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. Estimated useful lives of patents and trademarks generally range from 5 to 25 years. Estimated useful lives of customer relationships and other assets generally range from 9 to 20 years. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. No impairment charges of finite-lived intangible assets were recorded in 2018 or 2017.

Product Warranties. Product warranties are offered on certain products for various periods of time, primarily ranging from 1 to 4 years. The estimated cost of satisfying product warranties is accrued at the time revenue is recognized. Product warranty liability reflects the best estimate of the probable future cost to be incurred under product warranties based on the stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty. Factors that affect the warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty liabilities is periodically assessed and adjusted as necessary. (See Note 14 – “Product Warranties” for further discussion).

Income Taxes. Income taxes are recorded under FASB Topic 740, “Income Taxes” (“ASC 740”), under which deferred taxes reflect the temporary differences between the book and tax basis of assets and liabilities. A valuation allowance is established if, based on management’s review of both positive and negative evidence, it is more-likely-than-not that all or a portion of the deferred tax asset will not be realized. Where applicable, associated interest has also been recognized. We recognize interest expense accrued related to unrecognized tax benefits in income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense.

The operations of the Company are included in certain of the Parent’s international, U.S., state and local tax returns and have been presented for purposes of these combined financial statements as if the Company were filing separate international, U.S., state and local tax returns, consistent with the asset-and-liability method required under U.S. GAAP. Income tax in the combined statements of operations and comprehensive (loss) represents the sum of current tax and deferred tax. Current taxes are assumed to be settled annually with Parent in the year the related taxes are recorded, through cash transfers to or from Parent. The financial statement presentation assumes that in the event a tax attribute was utilized on a consolidated return of Parent, the Company has not realized the benefits of the tax attribute unless it could realize the benefit as a standalone taxpayer. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized upon ultimate settlement with a taxing authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties in income tax expense that are related to unrecognized tax benefits.

The determination of the amount of a valuation allowance to be provided on recorded deferred tax assets involves estimates regarding (1) the timing and amount of the reversal of taxable temporary differences, (2) expected future taxable income, and (3) the impact of future tax planning strategies. In assessing the need for a valuation allowance, we consider all available positive and negative evidence, including past operating results, projections of future taxable income and the feasibility of ongoing tax planning strategies. The projections of future taxable income may include a number of estimates and assumptions. Additionally, valuation allowances related to deferred tax assets can be directly impacted by changes to tax laws.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code including, but not limited to, (1) reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent effective January 1, 2018; (2) bonus depreciation that will allow for full expensing of qualified property; (3) a new limitation on deductible interest expense; and (4) limitations on net operating losses generated after December 31, 2017, to 80 percent of taxable income. Due to the specific facts and circumstances of our international operations, there are no material income tax effects related to the various international changes of the Tax Act.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include administrative payroll and related benefit charges associated with personnel performing sales and marketing, overall business management and executive oversight, information technology, facilities and facilities management, compliance, human resources, marketing, legal, and finance functions, and other expenses, including professional fees, Parent benefit plan administration, risk management, share-based compensation administration, and procurement, as well as depreciation, amortization, share-based compensation and other costs not included in our cost of sales and research and development. Additionally, the Company has expenses allocated from Parent related to certain business insurance, medical insurance and benefit plan programs which Parent administered on behalf of the Company.

Costs related to certain support functions that were provided on a centralized basis by Parent were allocated to the Company using reasonable allocation methodologies and are reflected in selling, general and administrative expenses. (See Note 5 – “Related Parties”)

Advertising Costs, which were $842 and $749 for the years ended December 31, 2018 and 2017, respectively, were expensed as incurred. Advertising costs include product displays, media production costs, trade shows and related freight, sales presentations, sales meetings and point of sale materials.

Share-Based Compensation. We record share-based compensation for options and unit awards as profit interests to employees based on the estimated fair value of the awards. Given the absence of any active market for the shares underlying the awards, the fair value of the awards was determined with input from our management and contemporaneous valuations. We recognize expense over the requisite service periods on a straight-line basis, adjusted for terminations.

As discussed further in Note 10 – “Share-Based Compensation”, certain employees of the Company participate in Parent’s equity plans. The share-based compensation expense specifically related to the Company’s employees was identified. Share-based compensation expense is recognized in selling, general and administrative expenses on our combined statements of operations and comprehensive (loss).

Revenue Recognition. Revenue is recorded when it is realized or realizable, and is earned. This requires persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable provisions for discounts, returns and allowances. Sales returns are based on historical returns, current trends, and forecasts of product demand. Payments received in advance of delivery are recorded as customer advances and recognized as revenue is earned. Taxes collected from customers and remitted to governmental authorities are presented on a gross basis.

Shipping and Handling. Shipping and handling costs are generally charged directly to customers and are included in sales at the time of shipment.

Research and Development. Research and development costs are expensed as incurred.

Foreign Currency Translation. For our operations in countries where the functional currency is other than the U.S. dollar, balance sheet amounts are translated using the exchange rate in effect at the balance sheet date. Income statement amounts are translated monthly using the average exchange rate for the respective month. Accordingly, the Company is subject to the inherent risks and volatility associated with foreign exchange rate movements. The functional currency of the Company is the U.S. dollar. The financial position and results of operations of substantially all of the Company’s foreign operating subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of equity. Transactions denominated in a currency other than the functional currency of a legal entity are translated into the functional currency with resulting transaction gains or losses recorded in other (income) expense, net. During the years ended December 31, 2018 and 2017, the foreign exchange gain (loss) was ($7,193) and $22,880, respectively reported in other (income) expense, net.

Debt Issuance Costs. Debt discount and debt issuance costs related to the senior credit facility are recorded as a reduction in long-term debt. Debt issuance costs associated with the Company’s revolving credit facility, which having never had balances outstanding, are included in other non-current assets on the combined balance sheets. Debt issuance costs and discounts are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the effective-interest method. (See Note 12 – “Long-Term Debt”).

Derivative financial instruments. The Company uses derivative financial instruments such as forward contracts and interest rate swaps mainly for the purpose of hedging currency risks that arise from its operating activities. Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date, and changes in the fair value of derivative financial instruments are recognized in earnings. The fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Company does not apply hedge accounting.

Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Accrued environmental liabilities are not reduced by potential insurance reimbursements. The Company records receivables from third party insurers when recovery has been determined to be probable. (See Note 13 – “Commitments and Contingent Liabilities”).

Asset Retirement Obligations. The Company records the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. The Company has determined that conditional legal obligations exist for certain of its owned and leased facilities related primarily to building materials.

New and Recent Accounting Pronouncements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This update requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for (nonpublic entities) annual reporting periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the impact of these combined ASUs.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The new standard establishes a right-of use (“ROU”) model that requires a lessee to record a ROU asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases for lessees will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for (nonpublic entities) fiscal years beginning after December 15, 2019, and for interim periods beginning after December 15, 2020. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of this ASU.

In March 2016, FASB issued ASU 2016-06, “Derivatives and Hedging (Topic 815) Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force).” The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s combined statements of financial position or operations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU amends the classification of certain cash receipts and cash payments on the statement of cash flows. This update clarifies guidance on eight specific cash flow areas in which there had previously been diversity in practice. Under previous guidance, cash payments resulting from debt prepayment or extinguishment were to be classified as cash outflows in the operating section of the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within these fiscal years. This amendment is required to be applied using a retrospective approach. The Company adopted this amendment as of January 1, 2018. The December 31, 2017 financial statements have been adjusted to conform with the December 31, 2018 presentation. The adoption of this update did not have a material impact on the Company’s financial position, results from operations, comprehensive income, cash flows, or disclosures for the periods presented.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory.” The new guidance eliminates the exception for all intra-entity sales of assets other than inventory. As a result, a reporting entity would recognize the tax expense from the sale of the asset in the seller’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. Any deferred tax asset that arises in the buyer’s jurisdiction would also be recognized at the time of the transfer. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force).” The new guidance serves to provide consistency in the reporting of transfers between cash and cash equivalents and restricted cash on the statement of cash flows as well as consistency of the classification of changes within cash flow from operations, financing, and investing. Effectively, the new guidelines provide for the beginning of period and end of period balances to include the total of both the cash and cash equivalents and restricted cash balances. The amendments to existing guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment.” The revised guidance eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will instead be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted for any annual or interim impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this ASU.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Pension Cost.” It provides guidance on the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). Presently, net benefit cost is recorded as a single amount within operating income. The amendment requires bifurcation of the net benefit cost, with the service cost component presented within employee costs in operating income. The revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Disclosures of the nature of and reason for the change in accounting principle are required in the first interim and annual periods of adoption. The amendments are applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendments allow a practical expedient that permits an employer to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. Disclosure that the practical expedient was used is required. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s combined financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s combined statements of financial position or operations.

Note 3.	Goodwill and Intangible Assets

Goodwill. As required by “ASC Topic 350 Intangibles – Goodwill and Other,” Goodwill is tested for impairment at the reporting unit level annually as of October 31 and in interim periods whenever events or circumstances indicate that the carrying value may not be recoverable or other impairment indicators are triggered. As part of impairment testing, we initially conduct a qualitative analysis where we determine whether it is more-likely-than-not that the carrying amounts of the reporting unit are not impaired (Step 0). If facts and circumstances indicate that Step 0 is not appropriate or Step 0 fails, then we apply the first step of the two-step impairment testing model. In Step 1, we compare the carrying amount to the fair value of the reporting units. We estimate fair value by equally weighting the results from the income approach and market approach. The significant assumptions used in determining fair value included, but were not limited to, projected financial information, growth rates, terminal value, discount rates, and market data. When the Step 1 test indicates that the carrying values exceed the estimated fair values, Step 2 is conducted to determine the estimated impairment charge, if any, to be recognized. This involves calculating an implied fair value of goodwill for each reporting unit that indicated impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value, an impairment loss is recorded for the excess.

The Company recorded no impairment charges for the years ended December 31, 2018 or 2017.

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 consisted of the following:

	Goodwill	Impairments	Net
Balance at January 1, 2017	$381,286	$(55,228)	$326,058
Foreign exchange change	14,535	(2,242)	12,293
Balance at December 31, 2017	395,821	(57,470)	338,351
Foreign exchange change	(8,637)	1,359	(7,278)
Balance at December 31, 2018	$387,184	$(56,111)	$331,073

Intangible Assets. Identifiable intangible assets are comprised of the following for the years ended December 31, 2018 and 2017:

	2018				2017
	Estimated Life	Gross Amount	Accumulated Amortization and Foreign Exchange	Net	Gross Amount	Accumulated Amortization and Foreign Exchange	Net
Amortized:
Patents	9	$4,688	$(3,587)	$1,101	$4,805	$(3,078)	$1,727
Trademarks	20	56,273	(23,063)	33,210	57,656	(19,535)	38,121
Customer relationships and other	18	465,325	(260,195)	205,130	477,200	(223,801)	253,399
Total		$526,286	$(286,845)	$239,441	$539,661	$(246,414)	$293,247

Amortization expense was $47,191 and $52,839 for the years ended December 31, 2018 and 2017, respectively. We amortize our intangible assets using an accelerated amortization method.

Amortization expense for the next five years and thereafter is estimated to be:

2019	$42,231
2020	36,815
2021	31,574
2022	27,347
2023	23,644
Thereafter	77,830
Total	$239,441
Note 4.	Inventories

Inventory balances at December 31, 2018 and 2017 consisted of the following:

	2018	2017
Raw materials	$27,552	$22525
Work in process	6,296	6,106
Finished goods	12,143	10,027
Total Inventory	$45,991	$38,658

As of December 31, 2018 and 2017, the Company had reserves of $5,426 and $5,650, respectively, related to excess and obsolete inventory.

Note 5.	Related Parties

The Company has historically operated within a consolidated group and not as a stand-alone company. Accordingly, certain expenses represent shared costs that have been charged to the Company or allocated to the Company from Parent. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support the Company’s information technology infrastructure, facilities, compliance, human resources, marketing, legal and finance functions, professional fees, Parent benefit plan administration, risk management, stock-based compensation administration, and procurement. Additionally, the Company was allocated expenses related to certain business insurance, medical insurance and benefit plan programs Parent administered on behalf of the Company. These corporate allocations are primarily based on variants of two major utilization measures: 1) employee headcount and 2) estimate of time spent. In addition, the Company allocated interest expense on third-party debt to its affiliates.

The combined balance sheets reflect those assets and liabilities that represent the historical financial position of the Company. All interest expense associated with the third-party debt has been included in the combined statements of operations and comprehensive (loss), however it is partially offset by interest income from affiliates based upon an EBITDA percentage allocation methodology that reflects the Company’s respective portion of Parent’s bank financing.

Generally, such amounts have been deemed to have been paid by the Company in the year incurred by Parent. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of these combined financial statements; however, the expenses reflected in these combined financial statements may not be indicative of the actual expenses that would have been incurred during the period presented if the Company had operated as a separate stand-alone entity.

The following table summarizes allocated direct and indirect expenses reflected in the combined statements of operations and comprehensive (loss). for the years ended December 31, 2018 and 2017:

	2018	2017
Selling, general and administrative	$20,704	$17,728
Total related party costs	$20,704	$17,728

The following table sets forth the amounts of affiliate receivables and payables at December 31, 2018 and 2017, respectively, based on the normal course of business transactions:

	2018	2017
Accounts payable with affiliates	$4,983	$3,825
Long-term notes with affiliates	$227,320	$244,470
Short-term note payable with affiliates	$27,290	$27,424

The Company has two long-term notes from affiliates with seven year terms from December 13, 2012. The notes carry interest rates of 6.0% and 7.8%, paid annually until maturity. In addition, the Company allocates interest expense to its affiliates associated with its third-party debt. The total interest income received from affiliates is based on an EBITDA allocation methodology which reflects the affiliates’ respective portion and usage of the Company’s third-party debt financing. The Company recognized interest income from affiliates of $18,554 and $33,697 for the years ended December 31, 2018 and 2017, respectively, of which, $683 and $14,094, respectively, related to interest expense allocated.

In addition, the Company had interest expense to affiliates associated with its short-term obligations of $675 and $550 for the years ended December 31, 2018 and 2017, respectively.

All amounts are presented within Interest expense, net in the combined statements of operations and comprehensive (loss).

Note 6.	Fixed Assets

Fixed assets at December 31, 2018 and 2017 are comprised of the following and are amortized over their respective useful lives:

	Estimated Useful Lives	2018	2017
Land		$4,502	$4,783
Buildings and improvements	10 - 40 years	9,399	9,440
Leasehold improvements	Shorter of lease term or useful life	5,799	5,728
Machinery and equipment	3 - 16 years	32,723	29,752
Construction in progress		1,908	2,962
		54,331	52,665
Accumulated depreciation		(23,616)	(20,703)
Net fixed assets		$30,715	$31,962

Depreciation expense was $4,045 and $4,200 for the years ended December 31, 2018 and 2017, respectively.

Note 7.	Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2018 and 2017:

	2018	2017
Accrued salaries, wages and employee benefits	$18,966	$13,865
Accrued commissions	1,686	1,395
Accrued service and warranty costs	1,606	1,011
Accrued accounting and legal fees	1,228	1,095
Capital lease, current portion	15	15
Income tax liability	332	—
Accrued property, sales and use taxes	1,717	1,066
Other liabilities	3,051	3,172
	$28,601	$21,619

Other liabilities primarily consist of information technology related fees, pension liability accruals, contract performance accruals, restructuring costs, and miscellaneous tax accruals. None of these items on an individual basis are significant to require an individual line item disclosure.

Note 8.	Income Taxes

The Company has historically been included in certain of Parent’s international and U.S. federal, state and local income tax returns, and as part of a unitary group/combined returns in relevant states. For purposes of these combined financial statements, income taxes related to the Company have been presented as if it were a separate stand-alone taxpayer. Under this approach, the Company determines its current tax liability, deferred tax assets and liabilities, and related tax expense as if it were filing separate tax returns in each tax jurisdiction as a stand-alone entity. Tax attributes such as U.S. net operating loss carryovers have been allocated to the Company based on specific identification for the opening period adjusted for current year activity computed using the separate return approach. These attributes, although disclosed herein, may not be the same as those transferred in certain transactions.

Income (loss) before income taxes for the years ended December 31, 2018 and 2017, respectively, were taxed within the following jurisdictions:

	2018	2017
U.S	$3,595	$(44,242)
Non - U.S.	(2,289)	(4,290)
Total	$1,306	$(48,532)

The benefit for income taxes consisted of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Current:
United States:
Federal	$—	$—
State	169	72
Foreign:	10,823	9,255
	10,992	9,327

Deferred:
United States:
Federal	1,884	(1,162)
State	—	—
Foreign:	(6,365)	(8,305)
	(4,481)	(9,467)
Income tax (benefit) expense	$6,511	$(140)

Deferred income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets. Pursuant to ASC 740, current and non-current deferred income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the combined balance sheets.

The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Because ASC 740-10-25-47 requires the effect of a change in tax laws or rates to be recognized as of the date of enactment, we were required to adjust deferred tax assets and liabilities as of December 22, 2017. Accordingly, we recorded the adjustment as it related to the Tax Act as a decrease to deferred tax assets and liabilities of $22,226 and $4,303 respectively, with a corresponding decrease in valuation allowance of $22,226 and an adjustment to deferred income tax benefit of $4,303 for the year ended December 31, 2017.

The tax effects of net temporary differences which gave rise to deferred income tax assets and liabilities at December 31, 2018 and 2017 are as follows:

	2018	2017
Deferred tax assets
Allowance for bad debts	$289	$359
Foreign tax credit	16,888	16,473
Warranty reserves	203	251
Insurance and employee related benefits	1,655	1,067
Accruals and reserves	2,598	2,368
Intangibles — Tax basis in excess of book	8,754	7,499
Pension	1,434	1,519
Deferred gain	22	-—
Tax loss carryforwards	287,860	320,865
Other	9,640	5,585
Gross deferred tax assets	329,343	355,986
Valuation allowance	(323,986)	(351,346)
Net deferred tax assets	5,357	4,640
Deferred tax liabilities
Intangibles — Book basis in excess of Tax	(27,746)	(35,783)
Goodwill — Book basis in excess of Tax	(8,256)	(6,360)
Fixed Assets — Book basis in excess of Tax	(1,724)	(1,934)
Unremitted earnings	(1,509)	(1,308)
Other	(808)	(11)
Gross deferred tax liabilities	(40,043)	(45,396)
Net deferred tax liabilities	$(34,686)	$(40,756)

As of December 31, 2018 and 2017, the valuation allowance for deferred tax assets was $323,986 and $351,346, respectively. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the need for a valuation allowance, we consider both positive and negative evidence that could impact our view with regard to future realization of deferred tax assets with more weight given to those items that are objectively verifiable. A significant piece of objective negative evidence is the existence of a cumulative three-year pre-tax loss. We believe the negative evidence associated with the realizability of our net U.S. deferred tax assets, including a cumulative three-year pre-tax loss, outweighs the positive evidence that the deferred tax assets, including the net operating loss carryforward, would be realized. We believe it is more likely than not that the benefit for both U.S. and certain foreign deferred tax assets will not be realized. In recognition of this, we have provided a valuation allowance on the deferred tax assets in these jurisdictions.

Differences between the effective income tax rates and the statutory U.S. federal income tax rates for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Statutory U.S. federal income tax rate	21.0%	35.0%
State tax, net of federal benefit	(0.3)%	1.6%
Change in valuation allowance	(2094.0)%	27.9%
US tax rate change	32.5%	(36.2)%
Tax on international activities	255.6%	(9.4)%
Nonincludable income	(184.8)%	6.3%
Tax on unremitted earnings	15.4%	0.8%
Foreign tax rate change	2454.9%	0.1%
Foreign tax credits	(31.8)%	—
Non deductible expenses	6.3%	(0.2)%
Share compensation	—	(0.4)%
Capital loss	—	(26.2)%
Other, net	23.7%	1.0%
Effective income tax rate	498.5%	0.3%

Under the Tax Act, net operating loss (“NOL”) deductions arising in tax years beginning after December 31, 2017 can only offset up to 80 percent of future taxable income. The Act also prohibits NOL carrybacks but allows indefinite carryforwards for NOLs arising in tax years beginning after December 31, 2017. Net operating losses arising before January 1, 2018 are accounted for under the previous tax rules that imposed no limit on the amount of the taxable income that can be set off using NOLs (except for a 90 percent limit for AMT carryforwards) and that can be carried back 2 years and carried forward 20 years.

At December 31, 2018, foreign and U.S. tax loss carryforwards were $1,122,754. The losses will expire as follows:

Years	Foreign	US
2018-2022	$—	$36,287
2023-2027	—	—
2028-2032	—	—
2033-2037	19,770	77,170
Indefinite	989,527	—
	$1,009,297	$113,457

For the years ended December 31, 2018 and 2017, the Company has not identified any tax positions that would give rise to unrecognized tax benefits.

Note 9.	Employee Benefit Plans

Employee Savings Plans. Parent sponsors and contributes to a defined contribution employee savings plan for U.S. employees. In prior periods, certain employees were also eligible to receive profit sharing contributions under the defined contribution plan. Contributions to employee savings plans were $747 and $623 for the years ended December 31, 2018 and 2017, respectively.

Pension Plans. The Company sponsors various unfunded foreign defined benefit pension plans that cover certain employees. Our plans use a December 31 measurement date consistent with the fiscal year. Plan benefits comply with requirements in place at each business jurisdiction and are generally based on an employee’s years of service and compensation.

Details regarding these defined benefit plans for the fiscal years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Change in benefit obligation:
Beginning balance	$5,529	$4,701
Service cost	296	306
Interest cost	88	89
Actuarial loss (gain)	(374)	—
Total benefits paid	(253)	(214)
Net settlement and curtailment gain	—	—
Other / foreign exchange	(251)	647
Ending balance	$5,035	$5,529
Change in plan assets:
Beginning balance	$—	$—
Actual return on plan assets	—	—
Employer contributions	253	214
Benefits paid from plan assets	(253)	(214)
Settlements	—	—
Other / foreign exchange	—	—
Ending balance	$—	$—
Funded status:
Fair value of plan assets	$—	$—
Projected benefit obligations	(5,035)	(5,529)
Funded status of plan	$(5,035)	$(5,529)
Amounts reflected on the consolidated balance sheet consist of:
Current liability	$(45)	$(63)
Noncurrent liability	(4,990)	(5,466)
Net amount recognized	$(5,035)	$(5,529)

Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss, net of tax	$120	$409
Prior service cost	—	—
Other	—	—
Net amount recognized	$120	$409

There were no cash contributions to foreign defined benefit pension plans during the years ended December 31, 2018 and 2017, respectively.

Information for pension plans with accumulated benefit obligation in excess of plan assets for the year ended December 31, 2018 and 2017, respectively:

	2018	2017
Projected benefit obligation	$5,035	$5,529
Accumulated benefit obligation	3,438	3,805
Fair value of plan assets	—	—

The components of the net periodic pension costs for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Pension Benefits:
Service cost	$296	$306
Interest cost	88	89
Expected return on plan assets	—	—
Amortization of prior service costs	—	—
Net settlement and curtailment loss	—	—
Net periodic pension cost-employer	$384	$395

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) are as follows:

	2018	2017
Current year actuarial income	$289	$15
Total recognized in other comprehensive income	$289	$15
Net recognized in net periodic pension cost and other comprehensive loss	$673	$410

The estimated amount that will be amortized from accumulated other comprehensive (loss) into net periodic pension cost in 2019 is $0.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages for the fiscal years ended 2018 and 2017:

	Benefit Obligation		Net Cost
	2018	2017	2018	2017
Discount rate	1.60%	1.60%	1.60%	1.60%
Salary scale	3.00%	3.00%	3.00%	3.00%
Expected return on plan assets	N/A	N/A	N/A	N/A

Estimated Future Contributions and Benefit Payments

The Company expects to make no contributions to its foreign defined benefit pension plan in 2018. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $46 in 2019, $33 in 2020, $139 in 2021, $318 in 2022, $150 in 2023 and $1,666 from 2024 through 2028.

Note 10.	Share-Based Compensation

Profit Interests Awards

In the fourth quarter of 2013, the General Partner of Silver II GP Holdings S.C.A. and Silver II Management Holdings LP, approved the Silver II GP Holdings S.C.A. and Silver II Management Holdings, LP Equity Incentive Plan (the “Plan”) to incentivize employees of the Company and Parent, and align the interests of those individuals and Parent. Under the Plan, 333,770 awards were made available for issuance which include stock options and unit awards as profit interests.

Modified Profit Interests Awards

In the fourth quarter of 2016, current participants in the Plan were offered an opportunity to exchange the awards initially made available under the Plan (“Old Unit Awards”) for new awards (the “Exchange Offer”) for an equal number of units (or options for units) containing more favorable reduced return hurdles and containing a greater percentage of units allocated to the lowest return hurdle (“New Unit Awards”). Those New Unit Awards were issued in the fourth quarter 2016 for all participants who elected to participate in the Exchange. All New Unit Awards were 100% unvested, regardless of vesting status associated with Old Unit Awards. The New Unit

Awards vest in equal annual installments of 20% commencing on December 31, 2016 and each December 31st through 2020. This Exchange Offer was accounted for as a modification under ASC Topic 718 – Compensation – Stock Compensation. Based upon the specific circumstances, including probabilities of vesting, the incremental fair value of new awards immediately upon grant less the fair value just prior to the grant is amortized over the stated vesting periods on a straight-line basis. The unamortized portion of the original awards continue their existing amortization schedule.

A summary of unit award activity specific to the Company for the years ended December 31, 2018 and 2017 is presented in the table below:

	2018		2017
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Beginning balance	16,700	$5.70	16,700	$5.70
Granted	—	—	—	—
Unvested shares forfeited	(2,004)	1.05	—	—
Repurchased vested shares	—	—	—	—
Ending balance	14,696	$6.86	16,700	$5.70

As of December 31, 2018 and 2017, 2,672 and 3,340 unit awards granted to the Company’s employees vested.

A summary of stock option activity for the years ended December 31, 2018 and 2017, specific to the Company, is presented in the table below:

	2018		2017
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning balance	3,340	$0.01	3,340	$0.01
Granted	—	—	—	—
Unvested shares forfeited	—	—	—	—
Repurchased vested shares	—	—	—	—
Ending balance	3,340	$0.01	3,340	$0.01

As of December 31, 2018 and 2017, 668 and 668 options granted to the Company’s employees were vested, respectively, with weighted average remaining contractual terms of 2 years and 3 years, respectively, and a weighted average exercise price of $0.01 in both years.

Valuation Assumptions

The grant date fair value of option and unit profit interests were calculated using the contingent claims analysis method which is based on the principles of option pricing theory. This method estimates the fair value of awards based on the probability of varying equity values and corresponding payoffs to the award holder over the estimated time to a liquidation event. This approach utilizes a variety of assumptions in determining key inputs into the calculation including enterprise value, volatility, risk-free rate and expected term.

Estimated enterprise value of Parent was determined using equal weighting from results of the income approach, market comparables approach and the market transaction approach. The income approach utilized management’s projections of future cash flows and discounted the cash flows at a weighted discount rate of 11.5%, including considerations of Parent’s actual cost of capital plus certain basis points to address forecasting risk factors. In estimating enterprise value using the market comparables approach, revenue and EBITDA multiples were developed from the results of publicly traded peers and applied to Parent’s projected revenue and EBITDA. The market transaction approach calculated revenue and EBITDA multiples from publicly traded peers who were acquired within the previous two years, which were then applied to Parent’s multiples to arrive at enterprise value. A volatility rate of 55% was derived after considering volatility rates of publicly traded peers as the common stock underlying the awards is not publicly traded. The risk-free rate range of 1.4% – 1.6% was based on a US Treasury rate with a term matching the expected term. An expected term of 5 years was determined based upon analysis of the vesting period of the awards and economic and industry trends. The value attributable to the awards was discounted 30% for lack of marketability, as the awards are not publicly traded.

Total share-based compensation expense is included in selling, general and administrative expenses in the Company’s combined statements of operations and comprehensive (loss). Such expense for Profit Interests Awards, net of reductions for forfeitures totaled $544 comprised of $76 related to the Company’s employees and an allocation from Parent of $468 for the year ended December 31, 2018 and $510, comprised of $205 related to the Company’s employees and an allocation from Parent of $305 for the year ended December 31, 2017. At December 31, 2018, compensation expense remaining in future periods related to all share-based compensation awards outstanding for the Company’s employees totaled approximately $949.

Note 11.	Financial Instruments

The Company enters into derivative instruments for risk management purposes only, which are used as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign exchange rates. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, which are primarily forward contracts and interest rate swaps to manage certain foreign currency exposures and variable interest rate volatility, respectively.

By their nature, all financial instruments involve market and credit risks. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance exposure to risk is eliminated, the Company does not anticipate any material non-performance by any of these counterparties.

Interest Rate Swap Contracts. In November 2017, we entered into an interest rate swap with an initial notional value of $620,000 designed to convert a portion of our floating rate debt from floating to fixed when LIBOR exceeds 1.00%. The interest rate swap contracts are not accounted for as cash flow hedges. Changes in the fair value of these contracts are recorded as interest expense in the period in which they occurred. The effect on the consolidated statements of operations and comprehensive (loss) from interest rate swap contracts not designated as hedging instruments was a gain of $2,713 and $1,975 as of December 31, 2018 and 2017, respectively.

The following table summarizes the fair value of derivatives not designated as hedging instruments:

	Asset Derivatives			Liability Derivatives
		2018	2017		2018	2017
	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Foreign exchange contracts		$—	$—	Accrued liabilities	$219	$8
Interest rate swap contracts	Current assets	$3,232	$383		$—	$—
Interest rate swap contracts	Long-term assets	$1,456	$1,592		$—	$—
Total		$4,688	$1,975		$219	$8

No tax benefit related to the unrealized loss on the cash flow hedge was recorded for the years ended December 31, 2018 and 2017.

Fair Value Disclosure. The Fair Value Measurements and Disclosure Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Topic indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and also defines fair value based upon an exit price model.

Valuation Hierarchy. The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2018 and 2017:

2018	Total Carrying Value	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Derivative asset	$4,688	$—	$4,688	$—
Derivative liability	219	—	219	—

2017
Derivative asset	$1,975	$—	$1,975	$—
Derivative liability	8	—	8	—

There have been no transfers between levels of the fair value hierarchy. The carrying amounts of cash and cash equivalents, accounts receivable, net and accounts payable reflect a reasonable estimate of fair value due to their short-term nature at December 31, 2018 and 2017.

Note 12.	Long-Term Debt

Outstanding amounts under the Company’s long-term financing arrangements consist of the following:

	2018	2017
Senior Secured Credit Facility, matures 2024	$732,875	$822,938

Less: original issue discount	(6,763)	(7,990)
Less: debt issuance costs	(3,915)	(3,677)
Total debt, net	722,197	811,271
Total debt, net	722,197	811,271
Less: current portion of debt, net	—	8,250
Total Long-term debt, net	$722,197	$803,021

As of December 31, 2018, the Company had paid $90,063 of principal payments on its Senior Secured Credit Facility. As such, all required payments through 2023 have been satisfied and there is no debt obligation related to the term loan classified as a current liability at December 31, 2018 and 2017, respectively. Interest expense for debt related items reported in Interest expense, net was $40,606 and $75,279 for December 31, 2018 and 2017, respectively.

Senior Secured Credit Facility

On August 18, 2017, the Company entered into a Senior Secured Credit Facility, consisting of a term loan facility (the “Term Loan Facility”) of $825,000 and a revolving credit facility (the “Revolver”) of $170,000.

The Term Loan Facility consists of a term loan of $825,000, which was used to fund, in part, repayment of the Company’s Prior Facility and Senior Notes (collectively the “Prior Financing Agreements”). At the time of the termination of the Prior Facility, all liens and other security interests that we had granted to the lenders under the Prior Facility were released. The refinancing of the Prior Facility was evaluated in accordance with FASB Accounting Standards Codification 470-50, Debt-Modifications and Extinguishments, for modification and extinguishment accounting. The refinancing involved multiple lenders who were considered members of a loan syndicate. The Company accounted for the refinancing as a debt modification with respect to amounts that remained obligations of the same lender in the syndicate with minor changes of less than 10% in cash flows and as a debt extinguishment with respect to amounts that were obligations of lenders that exited the syndicate or remained in the syndicate but experienced a change in cash flows of at least 10%. See “Loss on extinguishment or modification of debt” section below.

The Company is required to make scheduled quarterly payments of 0.25% of the original principal amount of the Term Loan Facility, with the balance due and payable on the seventh anniversary of its incurrence. However, due to the voluntary prepayments the required principal payments are not required until June 30, 2022. Interest on the Term Loan Facility is calculated at a rate equal to 3.75% plus the London Interbank Offered Rate (“LIBOR”), with LIBOR subject to a floor of 1.00%.

The Company’s obligations under the Term Loan Facility are secured by liens and security interests in substantially all the Company’s assets, subject to certain exceptions. The Term Loan Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA/pension plan events, certain change of control events and other customary events of default.

The Senior Secured Credit Facility contains affirmative and negative covenants:

•	The affirmative covenants include but are not limited to, delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, payment of material taxes and other claims, maintenance of properties and insurance, maintenance of books and records, access to properties and records for inspection by administrative agent and lenders, compliance with applicable laws and regulations, including environmental laws, further assurances and provision of additional collateral and guarantees.
•	The negative covenants include, but are not limited to, restrictions on our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates, or change our fiscal year. We are required to maintain a maximum first-lien net leverage ratio, tested on a quarterly basis at any time when 35% or more of the Revolver is utilized (including outstanding letters of credit (that have not been cash collateralized pursuant to the terms of our credit agreement) excluding undrawn letters of credit up to a maximum of $75,000) at the end of a fiscal quarter. A breach of such financial maintenance covenant will only result in an event of default under the Term Loan Facility if the lenders under the Term Loan Facility have terminated their commitments, and accelerated any outstanding amounts thereunder. Upon the occurrence of a change of control, the Term Loan Facility will default.

We may voluntarily prepay loans or reduce commitments under the Term Loan Facility, in whole or in part, subject to minimum amounts. In connection with any repricing event as defined by the agreement, the Company will pay a premium in an amount equal to 1.00% of the principal amount of Term Loans prepaid. We must prepay the Term Loan Facility with the net cash proceeds of certain asset sales, casualty and condemnation events, the incurrence or issuance of indebtedness (other than indebtedness permitted to be incurred under the Term Loan Facility unless specifically incurred to refinance a portion of the Term Loan Facility) and 50% of excess cash flow, as defined by the agreement (such percentage to be reduced to 25% and 0% upon achievement of certain first-lien net leverage ratios), in each case, subject to certain reinvestment rights and other exceptions.

The Company has access to $170,000 of commitments under its Revolver. The Revolver includes an Ancillary Facility of $40,000 to be utilized for issuance of standby letters of credit or bank guarantees. We intend to use future borrowings under our Revolver to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under the Revolver or issue letters of credit thereunder is conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing the Term Loan Facility and the absence of any default or event of default under the Term Loan Facility.

The Revolver has a term of five years and any outstanding principal and accrued but unpaid interest is due and payable in full at maturity. The Revolver can be paid prior to maturity in whole or in part at the Company’s option without penalty or premium.

The following fees are applicable under the Revolver: (i) an unused line fee of 0.50% per annum with respect to the unused portion of the Revolver; (ii) a per annum letter of credit participation fee on the aggregate stated

amount of each letter of credit available to be drawn equal to the applicable margin for Eurocurrency rate loans; (iii) a letter of credit fronting fee equal to 0.125% per annum on the daily amount of each letter of credit available to be drawn; and (iv) certain other customary fees and expenses. The interest rate on the Revolver for utilized capacity is calculated at a rate equal to LIBOR plus a 3.75% margin. The Ancillary Facility interest rate for utilized capacity is calculated at a rate of 3.50%.

As of December 31, 2018, the Company had no outstanding amounts under the Revolver, but had utilized $20,359 of capacity by the issuance of performance-related guarantees and letters of credit under the Ancillary Facility. As of December 31, 2018, we had additional capacity under the Ancillary Facility of $19,641 and $130,000 available under the Revolver. We were not required to maintain a maximum first-lien net leverage ratio per the negative covenants of our Term Loan Facility described above.

On February 28, 2018, the Company entered into an amendment to its Credit Agreement, dated August 18, 2017, with Morgan Stanley Senior Funding, Inc. and the other lenders party thereto. The amendment lowers the interest rate margin on term loans from 3.75% to 3.25% for Eurocurrency Rate Loans and from 2.75% to 2.25% for Base Rate Loans, in each case with a further 0.25% reduction when the Consolidated Total Net Leverage Ratio is less than 4.25:1:00. The interest rate margin on revolving loans remains unchanged. We capitalized $929 of related expense which will be amortized over the life of the credit agreement as interest expense.

Debt issuance costs

In connection with the Senior Secured Credit Facility, the Company capitalized an aggregate of $8,449 in original issue discount related to the Term Loan Facility and $3,889 related to direct issuance expenses such as legal, accounting and other third-party fees. The original issue discount and direct issuance expenses are reported as a direct reduction to the face amount of the debt. The amortization of these capitalized financing costs is recorded in interest expense in the amount of $1,128 and $15,708 for the years ended December 31, 2018 and 2017, respectively.

The Company capitalized $1,075 related to direct issuance expenses associated with the Revolver. These capitalized financing costs are amortized using the effective interest rate method proportionately over the term of the arrangement on a lender by lender basis.

Loss on extinguishment or modification of debt

The Company recorded a $40,360 loss on extinguishment of debt in the third quarter of 2017 in connection with the repayment and termination of its Prior Financing Agreements. The loss on early extinguishment of debt includes the write-off of a portion of the unamortized debt issuance expenses related to the Prior Facility for amounts accounted for as a debt extinguishment, as well as a portion of the financing costs related to the Credit Agreement for amounts accounted for as a debt modification. In addition, the Company incurred an early termination premium of $25,187, related to the Senior subordinated notes, that was expensed as loss on extinguishment.

The following is a schedule of required debt payments due during each of the next five years and thereafter, as of December 31, 2018:

2019	$8,250
2020	8,250
2021	8,250
2022	8,250
2023	8,250
Thereafter	680,947
Balance as of December 31, 2018	$722,197
Note 13.	Commitments and Contingent Liabilities

Leases. We occupy space and use certain equipment under operating lease arrangements as well as utilized equipment under a capital lease arrangement held by Parent. The equipment capital lease agreement was terminated on May 31, 2018, when Parent purchased the assets under the lease agreement. Rent expense for the Company was $3,206 and $3,019 for the years ended December 31, 2018 and 2017, respectively. We recognize lease expense for these leases on a straight-line basis over the lease term.

A summary of the Company’s future minimum payments due under non-cancellable leases as of December 31, 2018 is as follows:

Operating Leases
2019	$2,049
2020	1,623
2021	1,322
2022	1,194
2023	970
Thereafter	97
$7,255

Legal. The Company is a defendant in lawsuits associated with the normal conduct of its businesses and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. Management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested. We accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely than another, then we accrue the minimum amount. As of December 31, 2018 and 2017, the Company had legal reserves of $143 and $150, respectively, relating to such matters.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States, and regulatory authorities with jurisdiction over the Company’s foreign operations. As of December 31, 2018 and 2017, the Company has recorded environmental reserves relating to such matters of $1,807 and $1,881, respectively.

Long-Term Incentive Plan. Parent maintains a contingent Long Term Incentive Plan (“LTIP”) for certain employee participants, including the Company. Each participant’s right to receive a payment under the Plan (an “Award”) is earned over a program period of three years, based on the attainment of specified performance goals as set forth in an individual Participation Agreement (the “Performance Goals”). The LTIP payment is contingent based upon the later occurrence of a) the completion of the annual audit for the last year of the performance period or b) a liquidity event, and is adjusted by a return on investment multiplier. The LTIP generally requires employment on and as of the Payment date. Awards are forfeited for terminated employees, whether voluntary or involuntary, or employees who are not employed on a Payment date more than 7 years after the grant date. The Company’s current vested contingent exposure under the LTIP ranges from zero (in the absence of a liquidity event or failure to achieve a specified minimum return on investment to the principal shareholders) to a maximum of $6,703. As of December 31, 2018, no liquidity event that meets the required return for an LTIP payment has occurred, and therefore no amounts were accrued in the accompanying consolidated balance sheet.

Other. We also have other commitments and contingent liabilities arising out of the normal course of business. Management believes that resolution of any of these matters will not have a material adverse effect upon our financial condition, results of operations, or cash flows.

Note 14.	Product Warranties

The changes in the carrying amount of our current and noncurrent service and product warranty liabilities as of December 31, 2018 and 2017 are as follows:

	2018	2017
Beginning balance	$1,829	$2,323
Warranties issued	1,740	505
Settlements made	(1,572)	(999)
Ending balance	$1,997	$1,829

Note 15.	Subsequent Events

On February 6, 2019, Silver II GP Holdings SCA, PFS’s ultimate parent, entered into a binding agreement to sell the PFS business to Ingersoll-Rand plc. On May 15, 2019, the transaction closed for the purchase price of $1,460,000, net of cash acquired.

On August 7, 2019, the parties agreed to a working capital settlement resulting in an additional purchase price of $1,100.

No other significant subsequent events have been identified through September 30, 2019 the date the financial statements were issued.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Unaudited)

	For the Three Months Ended March 31,
(in thousands of dollars)	2019	2018
Net sales	94,945	91,965
Cost of sales	54,066	53,568
Gross margin	40,879	38,397

Selling, general and administrative expenses	26,256	28,597
Research and development	2,444	2,852
Other (income) expense, net	3,461	(5,410)
Operating income	8,718	12,358
Interest expense, net	6,934	3,768
Income before income taxes	1,784	8,590
Income tax expense	2,217	1,529
Net income (loss)	$(433)	$7,061

Other comprehensive income (loss)
Foreign currency translation gain	971	10,531
Changes in pension benefit plans, net of taxes	2	(529)
Comprehensive income	$540	$17,063

See accompanying notes to the Condensed Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED BALANCE SHEETS
AS OF MARCH 31, 2019 AND DECEMEBER 31, 2018

(in thousands of dollars)	March 31, 2019	December 31, 2018
	(Unaudited)
Assets
Cash and cash equivalents	$36,044	$41,972
Accounts receivable (net of allowances of $1,871 and $1,969 at March 31, 2019 and December 31, 2018, respectively)	64,130	66,385
Inventories	49,288	45,991
Other assets, current	5,827	5,965
Total Current Assets	155,289	160,313

Fixed assets, net	30,824	30,715
Intangible assets, net	229,550	239,441
Goodwill	332,083	331,073
Long-term notes with affiliate	226,690	227,320
Other non-current assets	3,955	5,549
Total Assets	$978,391	$994,411
Liabilities and Equity
Accounts payable	$31,321	$34,355
Accrued liabilities	22,430	28,601
Customer advances	6,981	7,505
Short-term note payable with affiliates	25,707	27,290
Total Current Liabilities	86,439	97,751

Long-term debt	722,663	722,197
Pension and postretirement benefit obligations	5,005	4,990
Capital leases, less current portion	33	42
Other long-term liabilities	2,798	2,835
Deferred income taxes, non-current	34,606	34,688
Total Liabilities	851,544	862,503

Commitment and Contingent Liabilities (Note 11)

Equity:
Net parent investment	194,679	200,713
Accumulated other comprehensive income (loss)	(67,832)	(68,805)
Total Equity	126,847	131,908
Total Liabilities and Equity	$978,391	$994,411

See accompanying notes to the Condensed Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Unaudited)

	For the Three Months Ended March 31,
(in thousands of dollars)	2019	2018
Operating Activities:
Net income (loss)	$(433)	$7,061
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	11,550	12,911
Unrealized exchange (gain) loss	3,505	(5,927)
Share-based compensation	18	—
(Gain) loss on interest rate swap	2,578	(5,316)
Provision of bad debt	(38)	(38)
Non-cash interest expense	657	634
Deferred tax expense (benefit)	(166)	(1,349)
Change in:
Accounts receivable	1,796	(3,475)
Inventories	(3,344)	(3,470)
Other current assets	(1,182)	(1,178)
Other long-term assets	118	(713)
Accounts payable and accrued liabilities	(9,204)	(2,136)
Customer advances	(527)	(45)
Other long-term liabilities	69	431
Net cash provided by (used in) operating activities	5,397	(2,610)
Investing Activities:
Capital expenditures	(1,444)	(1,021)
Net cash used in investing activities	(1,444)	(1,021)
Financing Activities:
Net transfer to parent	(9,318)	(6,218)
Repayment of debt	—	(2,063)
Payments on capital lease obligations	(9)	(30)
Proceeds from affiliate debt	572	4,330
Payment of affiliate debt	(1,544)	—
Payment of debt refinancing costs	—	(929)
Net cash used in financing activities	(10,299)	(4,910)
Effect of foreign exchange rate changes on cash and cash equivalents	418	792
Net decrease in cash and cash equivalents	(5,928)	(7,749)
Cash and cash equivalents, beginning of period	41,972	61,347
Cash and cash equivalents, end of period	$36,044	$53,598
Supplemental disclosure of cash flow information:
Interest paid	$3,006	$12,148
Income tax paid	$897	$1,185

See accompanying notes to the Condensed Combined Financial Statements.

(A carve-out business of Silver II GP Holdings S.C.A.)

CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(Unaudited)

(in thousands of dollars)	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
December 31, 2017	$183,880	$(50,776)	$133,104
Net income	7,061	—	7,061
Foreign currency translation	—	10,531	10,531
Changes in net parent investment	(1,419)	—	(1,419)
Changes in pension benefit plans	—	(529)	(529)
March 31, 2018	$189,522	$(40,774)	$148,748

December 31, 2018	$200,713	$(68,805)	$131,908
Net (loss)	(433)	—	(433)
Foreign currency translation	—	971	971
Changes in net parent investment	(5,601)	—	(5,601)
Changes in pension benefit plans	—	2	2
March 31, 2019	$194,679	$(67,832)	$126,847

See accompanying notes to the Condensed Combined Financial Statements.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1.	Nature of Operations and Basis of Presentation

Precision Flow Systems (hereinafter collectively with all its affiliates referred to as the “Company”, “we”, “our” or “PFS”) is a business of Silver II GP Holdings S.C.A (“Parent”). The Company is a leading global manufacturer of highly-engineered, process-critical and technologically advanced pumps, boosters and mixers. These products are often used in oil and gas, chemical, industrial, water and wastewater, and animal health and precision irrigation systems.

The accompanying condensed combined financial statements present the historical condensed combined balance sheets as of March 31, 2019 and December 31, 2018, condensed combined statements of operations and comprehensive income (loss), condensed combined statements of changes in equity (including changes in Net parent investment) and condensed combined statements of cash flows of PFS, which reflect the activities of the PFS operating companies and certain holding companies, primarily Accudyne Industries Acquisition S.à.r.l., Accudyne Industries Borrower S.C.A and Accudyne Industries, LLC, as of and for the periods ended March 31, 2019 and 2018. In the opinion of management, the accompanying condensed combined financial statements contain all adjustments, which include only normal recurring adjustments, necessary to fairly state the condensed combined results for the interim periods presented.

The Company has not historically prepared stand-alone financial statements. These condensed combined financial statements as of March 31, 2019 and 2018, and for the periods then ended, have been prepared on a stand-alone basis derived from the financial statements and related accounting records of Parent and its consolidated affiliates. The accompanying carve-out condensed combined financial statements were prepared for the purpose of providing Ingersoll-Rand plc with historical financial information to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”) under Rule 3-05 of Regulation S-X. They reflect the results of operations, financial position, and cash flows of the Company as they were historically managed, and are presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Accordingly, these financial statements have been prepared on a condensed combined basis and Parent’s net investment in these operations is shown in lieu of stockholders’ equity. All intracompany balances and transactions within the Company have been eliminated in the condensed combined financial statements. All transactions between the Company and Parent have been included in these condensed combined financial statements and the total effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets within Net parent investment other than certain short and long-term notes with affiliates.

Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net earnings attributable to the Parent, intercompany transactions and direct capital contributions, as adjusted for direct cash investments in PFS, and expense allocations from Parent to PFS. A discussion of the relationship with the Parent, including a description of the costs allocated to the Company, is included in (Note 5 – “Related Parties”).

The condensed combined financial statements include allocations of direct and indirect expenses related to certain support functions that are provided on a centralized basis by the Parent. These expenses have been allocated to the Company on the basis of direct usage when specifically identifiable, with others allocated using reasonable criteria such as employee headcount, estimates of time spent and metric-based allocations.

Management believes the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocation of expenses, are systematic, rational and reasonable. Nevertheless, the condensed combined financial statements may not include all of the actual expenses that would have been incurred by the Company on a stand-alone basis, and may not accurately reflect the Company’s historical financial position, results of operations and cash flows that would have been reported if the Company had been a stand-alone entity during the periods presented. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors. Management does not believe, however, that it is practicable to estimate what these expenses would have precisely been had the Company operated as an independent entity, or if significant additional expenses would be incurred on a stand-alone basis.

Note 2.	Summary of Significant Accounting Principles

Use of Estimates. The presentation of the condensed combined financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results in future periods could differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Debt Issuance Costs. Debt discount and debt issuance costs related to the senior credit facility are recorded as a reduction in long-term debt. Debt issuance costs associated with the Company’s revolving credit facility, which having never had balances outstanding, are included in other assets, current on the condensed combined balance sheets. Debt issuance costs and discounts are recognized as a component of interest expense over the period the debt is expected to be outstanding, using the effective-interest method.

Product Warranties. Warranties are offered on certain products for various periods of time, primarily ranging from 1 to 4 years. The estimated cost of product warranties are accrued at the time revenue is recognized. Product warranty liability reflects the best estimate of the probable liability under product warranties based on the stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair products under warranty. Factors that affect the warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. The adequacy of the recorded warranty liabilities are periodically assessed and adjusted as necessary (See Note 12 – Product Warranties).

Income Taxes The Company has utilized a discrete effective tax rate method, as allowed by ASC 740-270, Income Taxes, Interim Reporting, to calculate taxes for the three months ended March 31, 2019. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. The discrete effective tax rate method provides a reliable estimate for the period ended March 31, 2019.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code including, but not limited to, (1) reduction of the U.S. federal corporate tax rate from 35 percent to 21 percent effective January 1, 2018; (2) bonus depreciation that will allow for full expensing of qualified property; (3) a new limitation on deductible interest expense; and (4) limitations on net operating losses generated after December 31, 2017, to 80 percent of taxable income.

Under the Tax Act, net operating loss (“NOL”) deductions arising in tax years beginning after December 31, 2017 can only offset up to 80 percent of future taxable income. The Act also prohibits NOL carrybacks but allows indefinite carryforwards for NOLs arising in tax years beginning after December 31, 2017. Net operating losses arising before January 1, 2018 are accounted for under the previous tax rules that imposed no limit on the amount of taxable income that can be set off using NOLs (except for a 90 percent limit for AMT carryforwards) and can be carried back 2 years and carried forward 20 years.

Revenue Recognition. Revenue is recorded when persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Revenue is recorded net of applicable provisions for discounts, returns and allowances. Sales returns are based on historical returns, current trends, and forecasts of product demand. Payments received in advance of delivery are recorded as customer advances. Taxes collected from customers and remitted to governmental authorities are presented on a gross basis.

Foreign Currency. The Company operates in a number of different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The functional currency of the Company is the U.S. dollar. The financial position and results of operations of substantially all the Company’s foreign operating subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of equity. Transactions denominated in a currency other than the functional currency of a subsidiary are translated into functional currency with resulting transaction gains or losses recorded in other income, net. During the three months ended March 31, 2019 and 2018, the foreign exchange gain (loss) was ($3,462) and $5,458, respectively reported in other (income) expense, net.

Goodwill. Goodwill represents the excess of purchase price of business combinations over the fair value of net assets acquired. Goodwill is not amortized, but is subject to annual impairment testing at the reporting unit level using the guidance and criteria described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill. We perform our annual impairment test at October 31 and during interim periods when events or circumstances indicate that the carrying value of goodwill may not be recoverable. In our impairment tests of goodwill, management first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If based on this assessment, management determines that it is more likely than not that the fair value of the reporting unit is not less than its carrying value, then performing the additional two-step impairment test is unnecessary. In a two-step test, to the extent the carrying value of a reporting unit exceeds its estimated fair value, an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value based on a hypothetical purchase price allocation (step two). For purposes of impairment testing, we have one reporting unit. (See Note 3 – “Goodwill and Intangible Assets” herein for further discussion regarding impairments of goodwill).

Derivative financial instruments. The Company uses derivative financial instruments such as forward contracts mainly for the purpose of hedging interest rate and currency risks that arise from its operating activities. Derivative financial instruments are measured at fair value upon initial recognition and at each subsequent reporting date, and changes in the fair value of derivative financial instruments are recognized in earnings. The fair value is calculated using standard financial valuation models such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Company does not apply hedge accounting.

Refer to Note 2 to the Condensed Combined Financial Statements in our 2018 Annual Report regarding additional significant accounting policies and estimates.

New and Recent Accounting Pronouncements.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This update requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for (nonpublic entities) annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of these combined ASUs.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The new standard establishes a right-of use (“ROU”) model that requires a lessee to record an ROU asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases for lessees will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for (nonpublic entities) fiscal years beginning after December 15, 2019, and for interim periods beginning after December 15, 2020. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of this ASU.

In March 2016, FASB issued ASU 2016-06, “Derivatives and Hedging (Topic 815) Contingent Put and Call Options in Debt Instruments (a consensus of the FASB Emerging Issues Task Force).” The amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s condensed combined statements of financial position or operations.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This ASU amends the classification of certain cash receipts and cash payments on the statement of cash flows. This update clarifies guidance on eight specific cash flow areas in which there had previously been diversity in practice. Under previous guidance, cash payments resulting from debt prepayment or extinguishment were to be classified as cash outflows in the operating section of the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within these fiscal years. This amendment is required to be applied using a retrospective approach. The Company adopted this amendment as of January 1, 2018. The adoption of this update did not have a material impact on the Company’s financial position, results from operations, comprehensive income, cash flows, or disclosures for the periods presented.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory.” The new guidance eliminates the exception for all intra-entity sales of assets other than inventory. As a result, a reporting entity would recognize the tax expense from the sale of the asset in the seller’s tax jurisdiction when the transfer occurs, even though the pre-tax effects of that transaction are eliminated in consolidation. Any deferred tax asset that arises in the buyer’s jurisdiction would also be recognized at the time of the transfer. This ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s condensed combined financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force).” The new guidance serves to provide consistency in the reporting of transfers between cash and cash equivalents and restricted cash on the statement of cash flows as well as consistency of the classification of changes within cash flow from operations, financing, and investing. Effectively, the new guidelines provide for the beginning of period and end of period balances to include the total of both the cash and cash equivalents and restricted cash balances. The amendments to existing guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s condensed combined financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment.” The revised guidance eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will instead be measured at the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted for any annual or interim impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of this ASU.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Pension Cost.” It provides guidance on the presentation of net periodic pension and postretirement benefit cost (“net benefit cost”). Presently, net benefit cost is recorded as a single amount within operating income. The amendment requires bifurcation of the net benefit cost, with the service cost component presented within employee costs in operating income. The revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Disclosures of the nature of and reason for the change in accounting principle are required in the first interim and annual periods of adoption. The amendments are applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendments allow a practical expedient that permits an employer to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. Disclosure that the practical expedient was used is required. The Company adopted this standard effective January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s condensed combined financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this standard had no material impact on the Company’s condensed combined statements of financial position or operations.

Note 3.	Goodwill and Intangible Assets

Goodwill. As required by “ASC Topic 350 Intangibles – Goodwill and Other,” Goodwill is tested for impairment at the reporting unit level annually as of October 31 and in interim periods whenever events or circumstances indicate that the carrying value may not be recoverable or other impairment indicators are triggered. As part of impairment testing, we initially conduct a qualitative analysis where we determine whether it is more-likely-than-not that the carrying amounts of the reporting unit are not impaired (Step 0). If facts and circumstances indicate that Step 0 is not appropriate or Step 0 fails, then we apply the first step of the two-step impairment testing model. In Step 1, we compare the carrying amount to the fair value of the reporting units. We estimate fair value by equally weighting the results from the income approach and market approach. The significant assumptions used in determining fair value included, but were not limited to, projected financial information, growth rates, terminal value, discount rates, and market data. When the Step 1 test indicates that the carrying values exceed the estimated fair values, Step 2 is conducted to determine the estimated impairment charge, if any, to be recognized. This involves calculating an implied fair value of goodwill for each reporting unit that indicated impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value, an impairment loss is recorded for the excess.

Management determined no triggering event existed during the three months ended March 31, 2019 and 2018; thus, we concluded goodwill and related intangible assets were not impaired.

The changes in the carrying amount of goodwill are as follows:

	Goodwill	Impairments	Net
Balance at January 1, 2018	$395,821	$(57,470)	$338,351
Foreign exchange change	(8,637)	1,359	(7,278)
Balance at December 31, 2018	387,184	(56,111)	331,073
Foreign exchange change	1,271	(261)	1,010
Balance at March 31, 2019	$388,455	$(56,372)	$332,083

Intangible Assets. Identifiable intangible assets are comprised of the following:

		March 31, 2019			December 31, 2018
	Estimated Life	Gross Amount	Accumulated Amortization and Foreign Exchange	Net	Gross Amount	Accumulated Amortization and Foreign Exchange	Net
Amortized:
Patents	9	$4,702	$(3,709)	$993	$4,688	$(3,587)	$1,101
Trademarks	20	56,428	(24,066)	32,362	56,273	(23,063)	33,210
Customer relationships and other	18	466,668	(270,473)	196,195	465,325	(260,195)	205,130
Total		$527,798	$(298,248)	$229,550	$526,286	$(286,845)	$239,441

Amortization expense was $10,390 and $11,941 and for the three months ended March 31, 2019 and 2018, respectively.

Note 4.	Inventories

Inventory balances consisted of the following:

	March 31, 2019	December 31, 2018
Raw materials	$31,609	$27,552
Work in process	7,110	6,296
Finished goods	10,569	12,143
Total Inventory	$49,288	$45,991

As of March 31, 2019 and December 31, 2018, the Company had reserves of $6,248 and $5,426, respectively, related to excess and obsolete inventory.

Note 5.	Related Parties

The Company has historically operated within a consolidated group and not as a stand-alone company. Accordingly, certain expenses represent shared costs that have been charged to the Company or allocated to the Company from the Parent. These amounts include, but are not limited to, items such as general management and executive oversight, costs to support the Company’s information technology infrastructure, facilities, compliance, human resources, marketing, legal and finance functions, professional fees, the Parent’s benefit plan administration, risk management, stock-based compensation administration, and procurement. Additionally, the Company was allocated expenses related to certain business insurance, medical insurance and benefit plan programs the Parent administered on behalf of the Company. These corporate allocations are primarily based on variants of two major utilization measures: 1) employee headcount and 2) estimate of time spent. In addition, the Company allocated interest expense on third-party debt to its affiliates.

The condensed combined balance sheets reflect those assets and liabilities that represent the historical financial position of the Company. All interest expense associated with the third-party debt has been included in the condensed combined statements of operations and comprehensive income, however it is partially offset by interest income from affiliates based upon an EBITDA percentage allocation methodology that reflects the Company’s respective portion of the Parent’s bank financing.

Generally, such amounts have been deemed to have been paid by the Company in the year incurred by the Parent. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the related expenses attributable to the Company for purposes of these condensed combined financial statements; however, the expenses reflected in these condensed combined financial statements may not be indicative of the actual expenses that would have been incurred during the period presented if the Company had operated as a separate stand-alone entity. The following table summarizes allocated direct and indirect expenses reflected in the condensed combined statement of operations:

The following table summarizes allocated direct and indirect expenses reflected in the condensed combined statements of operations and comprehensive income for the years ended March 31, 2019 and 2018:

	March 31, 2019	March 31, 2018
Cost of sales	$514	$482
Selling, general and administrative	3,618	5,099
Total related party costs	$4,132	$5,581

The following table sets forth the amounts of affiliate receivables and payables based on the normal course of business transactions:

	March 31, 2019	December 31, 2018
Accounts receivable with affiliates	$2,754	$4,983
Long-term notes with affiliates	$226,689	$227,320
Short-term note payable with affiliates	$25,707	$27,290

The Company has two long-term notes from affiliates with seven year terms from December 13, 2012. The notes carry interest rates of 6.0% and 7.8%, paid annually until maturity. In addition, the Company allocates interest expense to its affiliates associated with its third-party debt. The total interest income received from affiliates is based on an EBITDA allocation methodology which reflects the affiliates’ respective portion and usage of the Company’s third-party debt financing. The Company recognized interest income from affiliates of $5,593 and ($3,079) for the three months ended March 31, 2018 and 2017, respectively, of which, ($1,327) and $1,696, respectively, related to interest expense allocated.

In addition, the Company had interest expense to affiliates associated with its short-term obligations of $139 and $158 for the three months ended December 31, 2018 and 2017, respectively.

All amounts are presented within Interest expense, net in the condensed combined statements of operations and comprehensive (loss).

Note 6.	Accrued Liabilities
	March 31, 2019	December 31, 2018
Accrued salaries, wages and employee benefits	$12,369	$18,966
Accrued commissions	1,399	1,686
Accrued service and warranty costs	1,644	1,606
Accrued accounting and legal fees	1,149	1,228
Capital lease, current portion	21	15
Income tax liability	415	332
Accrued property, sales and use taxes	1,581	1,717
Other liabilities	3,852	3,051
	$22,430	$28,601

Other liabilities primarily consist of information technology related fees, pension liability accruals, contract performance accruals, and various miscellaneous accruals. None of these items on an individual basis are significant to require an individual line item disclosure.

Note 7.	Income Taxes

The Company has historically been included in certain of the Parent’s international and U.S. federal, state and local income tax returns, and as part of a unitary group/combined returns in relevant states. For purposes of these condensed combined financial statements, income taxes related to the Company have been presented as if it were a separate stand-alone taxpayer. Under this approach, the Company determines its current tax liability, deferred tax assets and liabilities, and related tax expense as if it were filing separate tax returns in each tax jurisdiction as a stand-alone entity. Tax attributes such as U.S. net operating loss carryovers have been allocated to the Company based on specific identification for the opening period adjusted for current year activity computed using the separate return approach. These attributes, although disclosed herein, may not be the same as those transferred in certain transactions.

As of each reporting date, we consider both positive and negative evidence that could impact our view with regard to future realization of deferred tax assets. As of the March 31, 2019 reporting date, management in its judgment concluded it is more likely than not that the benefit for its U.S. and certain foreign deferred tax assets will not be realized. In recognition of this risk, we continue to provide a valuation allowance on the deferred tax assets in these jurisdictions.

The Company has utilized a discrete effective tax rate method, as allowed by ASC 740-270, Income Taxes, Interim Reporting, to calculate taxes for the three months ended March 31, 2018. The discrete method treats the year to date period as if it was the annual period and determines the income tax expense or benefit on that basis. The discrete effective tax rate method provides a reliable estimate for the period ended March 31, 2019.

For the three months ended March 31, 2019, there was income tax expense of $2,217. The tax expense is attributable to the discrete computation discussed above and additional U.S. valuation allowance recorded in connection with the tax amortization of indefinite lived intangible assets that generally cannot serve as an offset of deferred tax assets (known as a “naked credit”).

For the three months ended March 31, 2018, there was income tax expense of $1,529. The tax expense is attributable to the discrete computation discussed above as well as an additional U.S. valuation allowance recorded in connection with the tax amortization of indefinite lived intangible assets that generally cannot serve as an offset of deferred tax assets (known as a “naked credit”). The naked credit resulted in approximately $1,413 of additional non-cash income tax expense over the remainder of the calendar year.

Note 8.	Employee Benefit Plans

The Company sponsors numerous employee benefit plans, which certain employees of the Company participate in as discussed below.

Employee Savings Plans. The Parent sponsors and contributes to a defined contribution employee savings plan. In prior periods, certain employees were also eligible to receive profit sharing contributions under a defined contribution plan. Contributions to employee savings plans were $237 and $217 for the three months ended March 31, 2019 and 2018, respectively.

Pension Plans. We sponsor various unfunded foreign defined benefit pension plans that cover certain employees. Our plans use a December 31 measurement date consistent with the fiscal year. Plan benefits comply with requirements in place at each business jurisdiction and are generally based on an employee’s years of service and compensation.

The components of the net periodic pension cost are as follows:

	For the Three Months Ended
	March 31, 2019	March 31, 2018
Pension Benefits:
Service cost	$74	$76
Interest cost	22	22
Expected return on plan assets	—	—
Net periodic pension cost-employer	$96	$98

Estimated Future Contributions and Benefit Payments

The Company expects to make no contributions to the Company’s foreign defined benefit pension plans in 2019. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $46 in 2019, $33 in 2020, $139 in 2021, $318 in 2022, $150 in 2023 and $1,666 from 2024 through 2028.

Note 9.	Financial Instruments

The Company enters into derivative instruments for risk management purposes only, which are used as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign exchange rates. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, which are primarily forward contracts and interest rate swaps to manage certain foreign currency exposures and variable interest rate volatility, respectively.

By their nature, all financial instruments involve market and credit risks. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance exposure to risk is eliminated, the Company does not anticipate any material non-performance by any of these counterparties.

Interest Rate Swap Contracts. In November 2017, we entered into an interest rate swap with an initial notional value of $620,000 designed to convert a portion of our floating rate debt from floating to fixed when LIBOR exceeds 1.00%. The interest rate swap contracts are not accounted for as cash flow hedges. Changes in the fair value of these contracts are recorded as interest expense in the period in which they occurred. The effect on the condensed combined statements of operations and comprehensive income from interest rate swap contracts not designated as hedging instruments was a loss of ($2,578) and a gain of $5,286 as of March 31, 2019 and 2018, respectively.

The following table summarizes the fair value of derivative instruments as of March 31, 2019 and December 31, 2018:

	Asset Derivatives			Liability Derivatives
		March 31, 2019	December 31, 2018		March 31, 2019	December 31, 2018
	Balance Sheet Location	Fair Value	Fair Value	Balance Sheet Location	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Foreign exchange contracts		$—	$—	Accrued liabilities	$219	$219
Interest rate swap contracts	Current assets	$1,930	$3,232		$—	$—
Interest rate swap contracts	Long-term assets	$180	$1,456		$—	$—
Total		$2,110	$4,688		$219	$219

Fair Value Disclosure. The Fair Value Measurements and Disclosure Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Topic indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and defines fair value based upon an exit price model.

Valuation Hierarchy. The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on the Company’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2019:

	Total Carrying Value	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Derivative asset	$2,110	$—	$2,110	$—
Derivative liability	219	—	219	—
Note 10.	Long-Term Debt

Outstanding amounts under the Company’s long-term financing arrangements consist of the following:

	March 31, 2019	December 31, 2018
Senior Secured Credit Facility, matures 2024	$732,875	$732,875
Less: original issue discount	(6,465)	(6,763)
Less: debt issuance costs	(3,746)	(3,915)
Total debt, net	$722,663	$722,197

As of December 31, 2018, the Company had paid $90,063 of principal payments on its Senior Secured Credit Facility. As such, all required payments through 2023 have been satisfied and there is no debt obligation related to the term loan classified as a current liability at March 31, 2019 and December 31, 2018. Interest expense for debt related items reported in Interest expense, net was $12,386 and $6,635 for March 31, 2019 and 2018, respectively.

Senior Secured Credit Facility

On August 18, 2017, the Company entered into a Senior Secured Credit Facility, consisting of a term loan facility (the “Term Loan Facility”) of $825,000 and a revolving credit facility (the “Revolver”) of $170,000.

The Term Loan Facility consists of a term loan of $825,000, which was used to fund, in part, repayment of the Company’s Prior Facility and Senior Notes (collectively the “Prior Financing Agreements”). At the time of the termination of the Prior Facility, all liens and other security interests that we had granted to the lenders under the Prior Facility were released. The refinancing of the Prior Facility was evaluated in accordance with FASB Accounting Standards Codification 470-50, Debt-Modifications and Extinguishments, for modification and extinguishment accounting. The refinancing involved multiple lenders who were considered members of a loan syndicate. The Company accounted for the refinancing as a debt modification with respect to amounts that remained obligations of the same lender in the syndicate with minor changes of less than 10% in cash flows and as a debt extinguishment with respect to amounts that were obligations of lenders that exited the syndicate or remained in the syndicate but experienced a change in cash flows of at least 10%.

The Company is required to make scheduled quarterly payments of 0.25% of the original principal amount of the Term Loan Facility, with the balance due and payable on the seventh anniversary of its incurrence. However, due to the voluntary prepayments the required principal payments are not required until June 30, 2022. Interest on the Term Loan Facility is calculated at a rate equal to 3.75% plus the London Interbank Offered Rate (“LIBOR”), with LIBOR subject to a floor of 1.00%.

The Company’s obligations under the Term Loan Facility are secured by liens and security interests in substantially all the Company’s assets, subject to certain exceptions. The Term Loan Facility provides that, upon the occurrence of certain events of default, our obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA/pension plan events, certain change of control events and other customary events of default.

The Senior Secured Credit Facility contains affirmative and negative covenants:

•	The affirmative covenants include but are not limited to, delivery of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain material events, preservation of existence, payment of material taxes and other claims, maintenance of properties and insurance, maintenance of books and records, access to properties and records for inspection by administrative agent and lenders, compliance with applicable laws and regulations, including environmental laws, further assurances and provision of additional collateral and guarantees.
•	The negative covenants include, but are not limited to, restrictions on our restricted subsidiaries’ ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of certain junior indebtedness, enter into transactions with affiliates, or change our fiscal year. We are required to maintain a maximum first-lien net leverage ratio, tested on a quarterly basis at any time when 35% or more of the Revolver is utilized (including outstanding letters of credit (that have not been cash collateralized pursuant to the terms of our credit agreement) excluding undrawn letters of credit up to a maximum of $75,000) at the end of a fiscal quarter. A breach of such financial maintenance covenant will only result in an event of default under the Term Loan Facility if the lenders under the Term Loan Facility have terminated their commitments, and accelerated any outstanding amounts thereunder. Upon the occurrence of a change of control, the Term Loan Facility will default.

We may voluntarily prepay loans or reduce commitments under the Term Loan Facility, in whole or in part, subject to minimum amounts. In connection with any repricing event as defined by the agreement, the Company will pay a premium in an amount equal to 1.00% of the principal amount of Term Loans prepaid. We must prepay the Term Loan Facility with the net cash proceeds of certain asset sales, casualty and condemnation events, the incurrence or issuance of indebtedness (other than indebtedness permitted to be incurred under the Term Loan Facility unless specifically incurred to refinance a portion of the Term Loan Facility) and 50% of excess cash flow, as defined by the agreement (such percentage to be reduced to 25% and 0% upon achievement of certain first-lien net leverage ratios), in each case, subject to certain reinvestment rights and other exceptions.

The Company has access to $170,000 of commitments under its Revolver. The Revolver includes an Ancillary Facility of $40,000 to be utilized for issuance of standby letters of credit or bank guarantees. We intend to use future borrowings under our Revolver to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under the Revolver or issue letters of credit thereunder is conditioned upon, among other things, delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing the Term Loan Facility and the absence of any default or event of default under the Term Loan Facility.

The Revolver has a term of five years and any outstanding principal and accrued but unpaid interest is due and payable in full at maturity. The Revolver can be paid prior to maturity in whole or in part at the Company’s option without penalty or premium.

The following fees are applicable under the Revolver: (i) an unused line fee of 0.50% per annum with respect to the unused portion of the Revolver; (ii) a per annum letter of credit participation fee on the aggregate stated amount of each letter of credit available to be drawn equal to the applicable margin for Eurocurrency rate loans; (iii) a letter of credit fronting fee equal to 0.125% per annum on the daily amount of each letter of credit available to be drawn; and (iv) certain other customary fees and expenses. The interest rate on the Revolver for utilized capacity is calculated at a rate equal to LIBOR plus a 3.75% margin. The Ancillary Facility interest rate for utilized capacity is calculated at a rate of 3.50%.

As of March 31, 2019, the Company had no outstanding amounts under the Revolver, but had utilized $21,808 of capacity by the issuance of performance-related guarantees and letters of credit under the Ancillary Facility. As of March 31, 2019, we had additional capacity under the Ancillary Facility of $18,192 and $130,000 available under the Revolver. We were not required to maintain a maximum first-lien net leverage ratio per the negative covenants of our Term Loan Facility described above.

On February 28, 2018, the Company entered into an amendment to its Credit Agreement, dated August 18, 2017, with Morgan Stanley Senior Funding, Inc. and the other lenders party thereto. The amendment lowers the interest rate margin on term loans from 3.75% to 3.25% for Eurocurrency Rate Loans and from 2.75% to 2.25% for Base Rate Loans, in each case with a further 0.25% reduction when the Consolidated Total Net Leverage Ratio is less than 4.25:1:00. The interest rate margin on revolving loans remains unchanged. We capitalized $929 of related expense which will be amortized over the life of the credit agreement as interest expense.

Debt issuance costs

In connection with the Senior Secured Credit Facility, the Company capitalized an aggregate of $8,449 in original issue discount related to the Term Loan Facility and $3,889 related to direct issuance expenses such as legal, accounting and other third-party fees. The original issue discount and direct issuance expenses are reported as a direct reduction to the face amount of the debt. The amortization of these capitalized financing costs is recorded in interest expense in the amount of $479 and $456 for the three months ended March 31, 2019 and 2018, respectively.

The Company capitalized $1,075 related to direct issuance expenses associated with the Revolver. These capitalized financing costs are amortized using the effective interest rate method proportionately over the term of the arrangement on a lender by lender basis.

Note 11.	Commitments and Contingent Liabilities

Legal. The Company is a defendant in lawsuits associated with the normal conduct of its business and operations. It is not possible to predict the outcome of the pending actions, and, as with any litigation, it is possible that some of these actions could be decided unfavorably. Management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon our results of operations, cash flows or financial condition, and, where appropriate, these actions are being vigorously contested. We accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely than another, then we accrue the minimum amount. As of March 31, 2019 and 2018, the Company had $151 and $154, respectively of legal reserves relating to such matters.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States, and regulatory authorities with jurisdiction over the Company’s foreign operations. As of March 31, 2019 and 2018, the Company has recorded environmental reserves relating to such matters of $1,733 and $1,807, respectively.

Long-Term Incentive Plan. The Parent maintains a contingent Long Term Incentive Plan (“LTIP”) for certain employee participants, including the Company. Each participant’s right to receive a payment under the Plan (an “Award”) is earned over a program period of three years, based on the attainment of specified performance goals as set forth in an individual Participation Agreement (the “Performance Goals”). The LTIP payment is contingent based upon the later occurrence of a) the completion of the annual audit for the last year of the performance period or b) a liquidity event, and is adjusted by a return on investment multiplier. The LTIP generally requires employment on and as of the Payment date. Awards are forfeited for terminated employees, whether voluntary or involuntary, or employees who are not employed on a Payment date more than 7 years after the grant date. The Company’s current vested contingent exposure under the LTIP ranges from zero (in the absence of a liquidity event or failure to achieve a specified minimum return on investment to the principal shareholders) to a maximum of $6,703. As of March 31, 2019, no liquidity event that meets the required return for an LTIP payment has occurred, and therefore no amounts were accrued in the accompanying condensed combined balance sheets.

Other. We also have other commitments and contingent liabilities arising out of the normal course of business. Management believes that resolution of any of these matters will not have a material adverse effect upon our financial condition, results of operations, or cash flows.

Note 12.	Product Warranties

The changes in the carrying amount of our current and noncurrent service and product warranty liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	March 31, 2019	December 31, 2018
Beginning balance	$1,997	$1,829
Warranties issued	576	1,740
Settlements made	(503)	(1,572)
Ending balance	$2,070	$1,997
Note 13.	Subsequent Events

On February 6, 2019, Silver II GP Holdings SCA, PFS’s ultimate parent, entered into a binding agreement to sell the PFS business to Ingersoll-Rand plc. On May 15, 2019, the transaction closed for the purchase price of $1,460,000, net of cash acquired.

On August 7, 2019, the parties agreed to a working capital settlement resulting in an additional purchase price of $1,100.

No other significant subsequent events have been identified through September 30, 2019 the date the financial statements were issued.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 30, 2019

by and among

INGERSOLL-RAND PLC,

INGERSOLL-RAND U.S. HOLDCO, INC.,

GARDNER DENVER HOLDINGS, INC.,

and

CHARM MERGER SUB INC.

A-i

A-ii

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Certificate of Incorporation of the Surviving Corporation
Exhibit C	Voting Agreement
Exhibit D	Supply Agreement Term Sheet
Exhibit E	Tender Agreement Term Sheet

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 30, 2019 is entered into by and among Ingersoll-Rand plc, a Republic of Ireland public limited company (“Moon”), Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation and wholly owned Subsidiary of Moon (“SpinCo”), Gardner Denver Holdings, Inc., a Delaware corporation (“Clover”), and Charm Merger Sub Inc., a Delaware corporation and newly formed, wholly owned Subsidiary of Clover (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS:

(1)   SpinCo is a newly formed, wholly owned, indirect Subsidiary of Moon;

(2)   on or prior to the Distribution Date, and subject to the terms and conditions set forth in the Separation and Distribution Agreement, Moon will consummate the Reorganization;

(3)   upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date, Moon will either (a) cause Moon shareholders to receive on a pro rata basis for no consideration all the shares of SpinCo Common Stock, or (b) consummate an offer to exchange (the “Exchange Offer”) shares of SpinCo Common Stock for outstanding shares of Moon Common Stock and, in the event that Moon’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, Moon will distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”);

(4)   the disposition by Moon, and receipt by Moon shareholders, of 100% of the SpinCo Common Stock is referred to as the “Distribution”, and the Distribution together with the Reorganization is referred to as the “Separation”;

(5)   following the Distribution, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

(6)   the board of directors of Clover (the “Clover Board”) (a) has determined that the Merger and this Agreement are advisable, fair to, and in the best interests of, Clover and the holders of Clover Common Stock and has approved this Agreement and the transactions contemplated hereby, including the Merger, the Voting Agreement and the issuance of shares of Clover Common Stock pursuant to the Merger (the “Clover Share Issuance”), and (b) has unanimously resolved to recommend the approval by the stockholders of Clover of the Clover Share Issuance;

(7)   the board of directors of Merger Sub (a) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Merger and (b) has resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;

(8)   the board of directors of SpinCo (the “SpinCo Board”) (a) has determined that the Merger and this Agreement are advisable and has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Merger, the Reorganization and the Distribution and (b) has resolved to recommend the adoption of this Agreement by the sole stockholder of SpinCo;

(9)   the board of directors of Moon (the “Moon Board”), or a duly authorized committee thereof, has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Merger, the Reorganization and the Distribution;

(10)   concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Moon’s and SpinCo’s willingness to enter into this Agreement, certain stockholders of Clover are entering into a voting agreement in the form attached as Exhibit C hereto (the “Voting Agreement”) pursuant to which such stockholders, among other things, will agree, on the terms and subject to the conditions contained in such agreements, to vote such stockholders’ shares of Clover Common Stock in favor of the Clover Share Issuance; and

(11)   it is the intention of the Parties that, (a) for U.S. federal income Tax purposes: (i) the Contribution and Distribution qualify as tax-free under Sections 368(a), 361 and 355 of the Code; (ii) each of the transactions described on Schedule 7.3(b) qualify as either a “distribution” under Section 355 of the Code or as a

“reorganization” under Sections 368(a), 361 and 355 of the Code; (iii) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; (iv) no income, gain or loss be recognized as a result of such transactions described in clauses (i), (ii) and (iii) by any of Moon, SpinCo, Clover, their respective Subsidiaries, the holders of SpinCo Common Stock (except with respect to the receipt of cash in lieu of fractional shares of Clover Common Stock pursuant to Section 3.3) or the holders of Moon Common Stock (except with respect to the receipt of cash in lieu of fractional shares of SpinCo Common Stock, if any); and (v) each of this Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations; and (b) for Irish tax purposes that (i) no liability for dividend withholding Tax arises for Moon; (ii) no Tax on chargeable gains arises for any of Moon, SpinCo, Clover, their respective Subsidiaries, the holders of SpinCo Common Stock (except with respect to the receipt of cash in lieu of fractional shares of Clover Common Stock pursuant to Section 3.3) or the holders of Moon Common Stock (except with respect to the receipt of cash in lieu of fractional shares of SpinCo Common Stock, if any); and (iii) no stamp duty arises for any of Moon, SpinCo, Clover or any of their respective Subsidiaries or shareholders.

NOW, THEREFORE:

In consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.1.   Definitions

As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are at least as restrictive in all material respects as those contained in the Confidentiality Agreement; provided that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of a Competing Proposal.

“Action” means any claim, action, suit, arbitration, investigation or other Proceeding, in each case, by any Person or Governmental Authority before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person, through one or more intermediaries or otherwise. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. For the avoidance of doubt, following the Effective Time, Affiliates of Clover shall include the SpinCo Entities.

“Agreement” means this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the SpinCo Disclosure Letter and Clover Disclosure Letter).

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to SpinCo, Clover or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Applicable Date” means January 1, 2017.

“Benefit Plan” means any benefit and compensation plan, program, policy, practice, agreement, contract, arrangement (including employment agreements) or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by (i) Clover or any of its Subsidiaries or (ii) a SpinCo Entity (as the context requires), in each case, including any “employee benefit plans” within the meaning of Section 3(3) of

ERISA, employment, consulting, retirement, severance, termination or change-in-control agreements, deferred compensation, stock based, incentive bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind (other than any Multiemployer Plan).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Citi” shall mean Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. or any of their affiliates.

“Clover Common Stock” means the common stock, par value $0.01 per share, of Clover.

“Clover Datasite” means the datasite established by Clover for purposes of due diligence of Clover and the Clover Subsidiaries and their respective businesses.

“Clover Disclosure Letter” means the Disclosure Letter delivered by Clover to Moon and SpinCo on the date hereof and attached hereto.

“Clover Equity Award” means an equity award granted pursuant to a Clover Stock Plan.

“Clover Leased Real Property” means all Leased Real Property of Clover or any of its Subsidiaries.

“Clover Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances, developments or effects has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of Clover and the Clover Subsidiaries, taken as a whole; provided, however, that, for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a Clover Material Adverse Effect: (a) changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which Clover or any of the Clover Subsidiaries has any material operations; (b) changes that are the result of factors generally affecting the industries in which Clover and the Clover Subsidiaries operate; (c) changes in GAAP or in any Law, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (d) any failure by Clover to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a Clover Material Adverse Effect; (e) any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than Clover, its Subsidiaries or any of their respective Affiliates or Representatives), or any national or international calamity or crisis; (f) any actions taken or omitted to be taken by Moon, Clover or any of their Subsidiaries that are expressly required to be taken by this Agreement or any actions taken or omitted to be taken with Moon’s prior written consent or at Moon’s written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Moon of all material and relevant facts and information; (g) the public announcement or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationship of Clover or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (g) shall not apply with respect to references to Clover Material Adverse Effect in the representations and warranties contained in Section 6.4 (or in Section 8.2(b) or Section 9.4(b), in each case to the extent related to such portions of such representations and warranties in Section 6.4); or (h) a decline in the market price, or change in trading volume, of the shares of Clover Common Stock on the NYSE; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Clover Material Adverse Effect; provided further, that, with respect to clauses (a), (b), (c) and (e), such change, event, occurrence, state of facts, conditions, circumstance, development or effect shall be taken into account in determining whether a “Clover Material Adverse Effect” has occurred if and only to the extent it materially and disproportionately adversely affects Clover and its Subsidiaries compared to other companies of similar size operating in the industries in which Clover and its Subsidiaries conduct their business.

“Clover Owned Intellectual Property” means all Intellectual Property Rights owned by Clover or any of the Clover Subsidiaries.

“Clover Owned Real Property” means all Owned Real Property of Clover or any of the Clover Subsidiaries.

“Clover Registration Statement” means the registration statement on Form S-4 to be filed by Clover with the SEC to effect the registration under the Securities Act of the issuance of the shares of Clover Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger.

“Clover Stock Plans” means collectively, the Clover 2013 Stock Incentive Plan for Key Employees of Renaissance Parent Corp. and its Subsidiaries and the Clover 2017 Omnibus Incentive Plan, each as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Clover Subsidiaries” means all direct and indirect Subsidiaries of Clover. For the avoidance of doubt, following the Effective Time, the Clover Subsidiaries shall include the SpinCo Entities.

“Clover Tax Counsel” means Simpson Thacher & Bartlett LLP, or, in the event Simpson Thacher & Bartlett LLP is unable or unwilling to provide the Clover Tax Opinion, such other counsel reasonably satisfactory to Clover.

“Code” means the U.S. Internal Revenue Code of 1986.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition of any other country or jurisdiction, to the extent applicable to the Merger and the other transactions contemplated by this Agreement, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Clover and Moon dated December 21, 2018.

“Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, insurance policy, benefit plan, deed of trust, lease, sublease, franchise, permit, authorization, license, instrument, binding commitment, obligation or other undertaking.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“DGCL” means the Delaware General Corporation Law.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement to be entered into at or prior to the Effective Time among Moon, Clover and SpinCo, substantially in the form attached as Exhibit C to the Separation and Distribution Agreement.

“Environmental Laws” means any and all applicable Laws, including the common law, relating to the protection of the environment, natural resources or human health and safety (to the extent related to exposure to harmful or deleterious substances).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means Benefit Plans that are “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the New Issuance divided by the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“Excluded Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Excluded Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers of such Person and its Affiliates), incurred by such Person and its Subsidiaries or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Reorganization, the Separation and the Financing), any litigation with respect thereto, the preparation, printing, filing and mailing of the Registration Statements, the Proxy Statement and, if applicable, the Schedule TO, the filing of any required notices under the HSR Act or other Competition Law, or in connection with other regulatory approvals, and all other matters related to the Merger or the other transactions contemplated by this Agreement or the other Transaction Documents.

“Fully Diluted Clover Shares” means the number of outstanding shares of Clover Common Stock as of immediately before the Effective Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, calculated by reference to the closing price per share of Clover Common Stock on the trading day immediately prior to the Distribution, including shares of Clover Common Stock underlying outstanding Clover Equity Awards and any other outstanding securities convertible into or exercisable for shares of Clover Common Stock.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any federal, state, local, foreign or supranational government, any entity exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government, and any arbitral body or tribunal of competent jurisdiction.

“Governmental Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Authority.

“Government Official” means (a) any official, officer, employee, representative or any Person acting in an official capacity for or on behalf of any Governmental Authority; (b) any political party or party official or candidate for political office; (c) any public international organization, any department or agency thereof, or any officer, employee or representative thereof; or (d) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Hazardous Material” means (a) any substance that is listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, toxic mold, radioactive material or radon; and (c) any other substance or waste which may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Import and Export Laws” means (a) all sanctions, export and re-export Laws of the United States, including the U.S. International Traffic in Arms Regulation, the Export Administration Regulations and U.S. sanctions Laws and regulations administered by OFAC, as applicable, and (b) all other applicable import and export control Laws in any countries in which (x) Clover and its Subsidiaries or (y) the SpinCo Entities (as applicable) conduct business.

“Intellectual Property Matters Agreement” means the Intellectual Property Matters Agreement to be entered into at or prior to the Effective Time between Moon, SpinCo and Clover, substantially in the form attached as Exhibit E to the Separation and Distribution Agreement.

“Intellectual Property Rights” has the meaning set forth in the Intellectual Property Matters Agreement.

“Interests” means shares, partnership interests, limited liability company interests or any other equity interest in any Person.

“Intervening Event” means a material event, fact, development or occurrence with respect to Clover and its Subsidiaries or the business of Clover and its Subsidiaries, in each case taken as a whole, that is neither known, nor reasonably foreseeable by the Clover Board as of or prior to the date hereof or, if known and reasonably foreseeable by the Clover Board as of the date hereof, the material consequences of which were neither known nor reasonably foreseeable by the Clover Board as of the date hereof; provided that any event, fact, development or occurrence that involves or relates to a Competing Proposal or a Superior Proposal will not be deemed to constitute an Intervening Event.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology and related equipment, and all data stored therein or processed thereby.

“Knowledge” means (a) with respect to Moon, the actual knowledge of the Persons set forth in Section 1.1(a)(i) of the SpinCo Disclosure Letter, (b) with respect to SpinCo, the actual knowledge of the Persons set forth in Section 1.1(a)(ii) of the SpinCo Disclosure Letter and (c) with respect to Clover, the actual knowledge of the Persons set forth in Section 1.1(a) of the Clover Disclosure Letter.

“Law” means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person.

“Leased Real Property” means, with respect to any Person, all interests in real property leased, licensed or subleased to, or used pursuant to any written agreement by any such Person.

“Lender Related Parties” means the Lenders and their respective Affiliates, and the respective current and former directors, officers, employees, agents, advisors, representative and successors of each of the foregoing.

“Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, license, security interest, adverse ownership interest or other lien of any kind.

“Moon Common Stock” means the ordinary shares, par value $1.00 per share, of Moon.

“Moon Entities” means Moon and its Subsidiaries, after giving effect to the Reorganization.

“Moon Equity Awards” has the meaning set forth in the Employee Matters Agreement.

“Moon Name Change” means the change of the name of Moon, after Moon takes all actions and receives all approvals that are necessary for such name change to occur, to a name that shall not be the same or confusingly similar to (i) the Moon Trademarks (as defined in the Intellectual Property Matters Agreement) or (ii) any Trademarks (as defined in the Intellectual Property Matters Agreement) owned by Clover or its Subsidiaries (including the SpinCo Entities) (such name, a “Permitted Moon Name”).

“Moon Reports” means the forms, statements, certifications, reports and other documents filed or furnished to the SEC, including any amendments thereto.

“Moon Stock Plans” has the meaning set forth in the Employee Matters Agreement.

“Moon Tax Counsel” means, with respect to U.S. federal income Tax matters, Paul, Weiss, Rifkind, Wharton & Garrison LLP and, with respect to Irish Tax matters, Arthur Cox or, in the event Paul, Weiss, Rifkind, Wharton & Garrison LLP or Arthur Cox, as applicable, is unable or unwilling to provide the Moon Tax Opinion, such other counsel reasonably satisfactory to Moon.

“New Issuance” means (i) the Fully Diluted Clover Shares multiplied by (ii) the quotient of 50.1 divided by 49.9.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d), as may be in effect from time to time.

“Owned Real Property” means, with respect to any Person, all real property owned in fee by such Person together with all buildings, structures, fixtures and improvements of any kind located thereon, and all easements, covenants and other rights appurtenant thereto and all right, title and interest of such Person, if any, in and to any land lying on the bed of any street, road, avenue or alley, open or closed, in front of or adjoining the applicable real property and to the center line thereof.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

“Permitted Liens” means (a) mechanics’, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) good faith deposits in connection with bids, tenders, leases, contracts or other agreements, including rent security deposits; (f) pledges or deposits to secure public or statutory obligations or appeal bonds; (g) easements, covenants, conditions, rights of way and similar restrictions on real property that (i) are matters of record or (ii) would be disclosed by a current, accurate survey and, in the case of both (i) and (ii), which do not materially interfere with the present uses of such real property and that are not violated by the current occupation or use of such real property; to the extent released or terminated at or prior to the Effective Time; (h) Liens securing payment, or any other obligations, of any Person with respect to indebtedness that have been disclosed to the Parties in writing; (i) Liens arising under or created by any SpinCo Material Contract, Clover Material Contract, this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (j) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any real property; (k) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; (l) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business; (m) Liens expressly referred to in the Moon SEC Documents or the Clover SEC Documents; (n) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority that are not violated by the current occupation or use of such real property; (o) Liens arising under the SpinCo Debt (as defined in the Separation and Distribution Agreement) and (p) Liens described on Section 1.1(b) of the SpinCo Disclosure Letter or Section 1.1(b) of the Clover Disclosure Letter.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“PFS Acquisition” has the meaning set forth in the Separation and Distribution Agreement.

“PFS Business” has the meaning set forth in the Separation and Distribution Agreement.

“Plan of Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“Privacy Policy” means all policies and procedures relating to personal, personally identifiable, sensitive or information governed or regulated by any applicable Law (collectively, “Personal Data”) or the security, operation, backup or redundancy of any IT Assets.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the Clover Stockholders Meeting.

“Real Estate Matters Agreement” means the Real Estate Matters Agreement to be entered into at or prior to the Effective Time between Moon and SpinCo, substantially in the form attached as Exhibit D to the Separation and Distribution Agreement.

“Record Date” means the close of business on the date to be determined by the Moon Board, or a duly authorized committee thereof, as the record date for determining stockholders of Moon entitled to receive shares of SpinCo Common Stock in the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with any Clean-Up Spin-Off.

“Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, accountants, financial advisors, financing sources, consultants, advisors or other Persons acting on behalf of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of the date hereof between Moon and SpinCo, attached hereto as Exhibit A.

“SpinCo Affiliate Contract” means any Contract, whether or not in writing, between any SpinCo Entity, on the one hand, and Moon or any of its Subsidiaries (other than any SpinCo Entity), on the other hand.

“SpinCo Assets” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Common Stock” means the common stock, par value $0.01 per share, of SpinCo.

“SpinCo Datasite” means the datasite established by Moon for purposes of due diligence of the SpinCo Entities and the SpinCo Business.

“SpinCo Disclosure Letter” means the Disclosure Letter delivered by Moon and SpinCo to Clover on the date hereof and attached hereto.

“SpinCo Employee” has the meaning set forth in the Employee Matters Agreement.

“SpinCo Entities” means SpinCo and the SpinCo Subsidiaries, after giving effect to the Reorganization.

“SpinCo IP” has the meaning set forth in the Intellectual Property Matters Agreement.

“SpinCo Leased Real Property” means all Leased Real Property of the SpinCo Entities.

“SpinCo Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Material Adverse Effect” means any change, event, occurrence, state of facts, condition, circumstance, development or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances, developments or effects has, or would reasonably be expected to have, a material adverse effect on the properties, assets, liabilities, business, operations, results of operations or financial condition of SpinCo and the SpinCo Subsidiaries, taken as a whole; provided, however, that for purposes of the foregoing, none of the following, in and of itself or themselves shall be deemed to constitute or be taken into account in determining whether there has occurred or would reasonably be expected to occur a SpinCo Material Adverse Effect: (a) changes in the economy, commodity, credit or financial markets or political, regulatory or business conditions in the United States or any other countries in which SpinCo or any of the SpinCo Subsidiaries has any material operations; (b) changes that are the result of factors generally affecting industries in which the SpinCo Entities operate; (c) changes in GAAP or in any Law, including the repeal thereof, or in the interpretation or enforcement thereof, after the date hereof; (d) any failure by SpinCo to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof and prior to the Closing; provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such failure has resulted in or contributed to, or would reasonably be expected to result in or contribute to, a SpinCo Material Adverse Effect; (e) any change, event, occurrence, state of facts, condition, circumstance, development or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage (other than cyberattacks), terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other catastrophic weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person (other than SpinCo, its Subsidiaries or any of their respective Affiliates or Representatives), or any national or international calamity or crisis; (f) any actions taken or omitted to be taken by Moon, SpinCo or any of their Subsidiaries that are expressly required to be taken by this Agreement or any actions taken or omitted to be taken with Clover’s prior written consent or at Clover’s written request (except for any obligation to operate in the ordinary course or similar obligation) after disclosure to Clover of all material and relevant facts and information; (g) the public announcement or pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on any changes in the relationship of SpinCo or any of its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship; provided, however, that the exceptions in this clause (g) shall not apply with respect to references to SpinCo Material Adverse Effect in the representations and warranties contained in Section 5.4 (or in Section 8.3(b) or Section 9.3(b), in each case to the extent related to such portions of such representations and warranties in Section 5.4); or (h) a decline in the market price, or change in trading volume, of the shares of Moon Common Stock on the NYSE; provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any change, event, occurrence, state of facts, condition, circumstance, development or effect (not otherwise excluded under this definition) underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a SpinCo Material Adverse Effect; provided further, that, with respect to clauses (a), (b), (c), and (e), such change, event, occurrence, state of facts, conditions, circumstance, development or effect shall be taken into account in determining whether a “SpinCo Material Adverse Effect” has occurred if and only to the extent it materially and disproportionately adversely affects SpinCo and its Subsidiaries compared to other companies of similar size operating in the industries in which SpinCo and its Subsidiaries conduct their business.

“SpinCo Owned Real Property” means all Owned Real Property of the SpinCo Entities.

“SpinCo Payment” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Registration Statement” means the registration statement to be filed by SpinCo with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution.

“SpinCo Subsidiaries” means all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities or ownership interests of such Person, (ii) the total combined equity or ownership interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote or direct the vote of, either directly or indirectly, sufficient securities or interests to elect a majority of the board of directors or similar governing body.

“Tax Matters Agreement” means the Tax Matters Agreement to be entered into at or prior to the Distribution Time among Moon, SpinCo and Clover, substantially in the form attached as Exhibit B to the Separation and Distribution Agreement.

“Tax Representation Letters” means tax representation letters containing normal and customary representations and covenants, and representations and covenants from Clover with respect to any planned compensatory equity issuances, in all cases substantially in compliance with relevant regulatory guidance and with IRS published advance ruling guidelines, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Moon Tax Counsel and Clover Tax Counsel in light of the facts and the conclusions to be reached in the Moon Tax Opinion and the Clover Tax Opinion, executed by Clover, SpinCo and Moon, and other parties, if required.

“Tax Returns” has the meaning set forth in the Tax Matters Agreement.

“Tax-Free Status of the External Transactions” means (a) the following U.S. federal income Tax consequences in connection with the Separation and the Merger: (i) the qualification of the Contribution and Distribution as a “reorganization” under Sections 368(a), 361 and 355 of the Code; (ii) the nonrecognition of income, gain or loss by Moon and the holders of Moon Common Stock upon the distribution of SpinCo Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of SpinCo Common Stock, if any); and (iii) the qualification of the Merger as a “reorganization” (within the meaning of Section 368(a) of the Code) in which no income, gain or loss is recognized by any of Clover, Merger Sub, SpinCo or the holders of SpinCo Common Stock (except with respect to the receipt of cash in lieu of fractional shares of Clover Common Stock); and (b) for Irish Tax purposes, Moon, SpinCo and holders of Moon Common Stock (other than holders of Moon Common Stock who are resident or ordinarily resident in Ireland or holders of Moon Common Stock that hold their shares in connection with a trade or business carried on by such holders in Ireland through a branch or agency) not having any liability for Irish Tax on chargeable gains, stamp duty or withholding as a result of the Separation.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Trademark License Agreement” means the Trademark License Agreement to be entered into at or prior to the Effective Time between Moon and SpinCo, substantially in the form attached as Exhibit F to the Separation and Distribution Agreement.

“Transaction Documents” means the Separation and Distribution Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, Tender Agreement, the Supply Agreement, the Headquarters Lease, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate, document or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” means the Transition Services Agreement to be entered into at or prior to the Effective Time between Moon and SpinCo, substantially in the form attached as Exhibit A to the Separation and Distribution Agreement, subject to the provisions of Section 7.21.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” means, with respect to any covenant of a Party made in this Agreement, an action or omission taken or omitted to be taken by such Party in material breach of such covenant that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such covenant.

SECTION 1.2.    Cross References

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agent	Section 3.2(a)
Alternative Acquisition Agreement	Section 7.10(b)(ii)
Alternative Commitment Letter	Section 7.7(a)
Alternative Financing	Section 7.7(a)
Alternative Financing Agreements	Section 7.7(a)
Approvals	Section 7.6(a)
Audited Financial Statements	Section 7.17(a)
Baird	Section 6.3(b)

Term	Section
Bankruptcy and Equity Exception	Section 4.2
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.4(b)
Clover	Preamble
Clover Approvals	Section 6.4(a)
Clover Board	Recitals
Clover Certificate	Section 2.5(g)
Clover Change of Recommendation	Section 7.10(b)(i)
Clover Labor Agreements	Section 6.12(a)
Clover Licenses	Section 6.8(b)
Clover Material Contract	Section 6.9(a)
Clover Non-U.S. Benefit Plan	Section 6.11(a)
Clover Recommendation	Section 6.3(b)
Clover Reports	Section 6.5(a)
Clover Share Issuance	Recitals
Clover Stockholder Approval	Section 6.3(a)
Clover Stockholders Meeting	Section 7.4(g)
Clover Tax Opinion	Section 7.3(b)(i)
Clover Third-Party Consents	Section 6.4(b)
Clean-Up Spin-Off	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
Common Shares Trust	Section 3.3(b)
Competing Proposal	Section 7.10(g)(i)
Commitment Fee Expenses	Section 7.7(a)
Distribution	Recitals
Distribution Documents	Section 5.21
Distribution Fund	Section 3.2(a)
DOJ	Section 7.6(e)
Effective Time	Section 2.3
Excess Shares	Section 3.3(a)
Exchange Offer	Recitals
Excluded Service	Section 7.21
FCPA	Section 1.1
Financing	Section 7.7(a)
Financing Action	Section 10.10
Financing Agreements	Section 7.7(a)
Financing Commitment Letter	Section 7.7(a)
FTC	Section 7.6(e)
Initial Audited Financial Statements	Section 7.17(a)
Initial Audited Financial Statements Delivery Date	Section 7.17(a)
Interim Financial Period	Section 7.17(b)
Interim Financial Statements	Section 7.17(b)
Interim Period	Section 7.1(a)
Lenders	Section 7.7(a)
Merger	Section 2.1
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(b)
Moon	Preamble
Moon Approvals	Section 4.3(a)

Term	Section
Moon Board	Recitals
Moon Tax Opinion	Section 7.3(b)(ii)
Moon Third-Party Consents	Section 4.3(b)
Multiemployer Plan	Section 5.11(f)
Multiple Employer Plan	Section 5.11(f)
Notice Period	Section 7.10(b)(ii)
OFAC	Section 5.8(e)
One-Step Spin-Off	Recitals
Outside Date	Section 9.2(a)
Parties	Preamble
Party	Preamble
Pending Acquisition	Section 7.2(a)(xvii)
Pending Acquisition Agreement	Section 7.2(a)(xvii)
Registration Statements	Section 7.4(b)
Remedial Action	Section 7.6(c)
Restricted Moon Business	Section 7.23
Restricted SpinCo Business	Section 7.23
Rule 3-05 Audited Financial Statements	Section 7.17(a)
Rule 3-05 Business	Section 7.17(a)
Rule 3-05 Initial Audited Financial Statements	Section 7.17(a)
Rule 3-05 Initial Audited Financial Statements Delivery Date	Section 7.17(a)
Rule 3-05 Interim Financial Period	Section 7.17(b)
Rule 3-05 Interim Financial Statements	Section 7.17(b)
Sarbanes-Oxley Act	Section 6.5(a)
Schedule TO	Section 7.4(a)
Separation	Recitals
Services Period	Section 7.21
SpinCo	Preamble
SpinCo Board	Recitals
SpinCo Financial Statements	Section 5.5(a)
SpinCo Labor Agreements	Section 5.12(a)
SpinCo Licenses	Section 5.8(b)
SpinCo Material Contract	Section 5.9(a)
SpinCo Non-U.S. Benefit Plan	Section 5.11(a)
SpinCo Stockholder Approval	Section 5.3(b)
SpinCo Third-Party Consents	Section 5.4(b)
Superior Proposal	Section 7.10(g)(ii)
Surviving Corporation	Section 2.1
Takeover Statute	Section 5.17
Tender Agreement	Section 7.21
Termination Fee	Section 9.5(b)
Transfer Taxes	Section 7.27
WARN Act	Section 5.12(d)
Voting Agreement	Recitals

SECTION 1.3.   Interpretation

(a)   Unless the context of this Agreement otherwise requires:

(i)   (a) words of any gender include each other gender and neuter form; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) derivative forms of defined terms will have correlative meanings; (d) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (e) the terms

“Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Letter” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Letter of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (f) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (g) the word “or” shall be disjunctive but not exclusive;

(ii)   references to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions);

(iii)   references to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder; and

(iv)   references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(g)   All monetary figures shall be in United States dollars unless otherwise specified.

(h)   No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect or Clover Material Adverse Effect, as applicable, or materiality.

(i)   Unless otherwise appropriate, specified or necessary for a representation or warranty to be true, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Reorganization has been consummated as of the date such representation and warranty is made hereunder.

(j)   Unless otherwise expressly set forth herein, each of the representations and warranties of the Parties set forth herein (other than the representation set forth in Section 5.6(b)) shall be deemed to be made as if the acquisition set forth on Section 7.2(a)(xviii) of the SpinCo Disclosure Letter has not been consummated as of the date such representation and warranty is made hereunder. For the avoidance of doubt, with respect to Section 5.6(b) or Section 8.2(b) (to the extent relating to Section 5.6(b)), following completion of such acquisition such acquisition will be taken into account for purposes of the definition of SpinCo Material Adverse Effect.

(k)   The phrases “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the Clover Datasite or the SpinCo Datasite, as applicable, or are otherwise publicly available on the SEC website and thereby provided to such Party).

ARTICLE II
THE MERGER

SECTION 2.1.   The Merger

At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a wholly owned Subsidiary of Clover. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

SECTION 2.2.   Closing

Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 9 a.m., Eastern time, on the last Business Day of the month in which the conditions set forth in Article VIII (other than those conditions, including the consummation of the Reorganization and the Distribution, that are to be satisfied or by their nature may only be satisfied at the Closing, but subject to the satisfaction of all such conditions by or at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived; provided, that if the date such conditions are satisfied is less than three Business Days prior to the last Business Day of such month, then the Closing shall occur on the last Business Day of the following month (subject to the satisfaction of the conditions in Article VIII (other than those conditions, including the consummation of the Reorganization and the Distribution, that are to be satisfied or by their nature may only be satisfied at the Closing, but subject to the satisfaction of all such conditions by or at the Closing)); provided, further, that without Clover’s consent, in the event Moon obtains the Moon Name Change Approval, in no event shall the Closing occur prior to 21 days following the date of the Moon Name Change Approval (but in any event no later than the Outside Date) (it being understood and agreed that the foregoing shall not effect or be deemed to be a condition to the Closing or either Party’s obligations in connection therewith), in each case at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, unless another date, time or place is agreed to in writing by Moon and Clover. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

SECTION 2.3.   Effective Time

On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as Clover and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

SECTION 2.4.   Certificate of Incorporation and Bylaws of the Surviving Corporation

(a)   The certificate of incorporation of SpinCo shall, by virtue of the Merger, be amended and restated in its entirety to read as set forth in Exhibit B to this Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter duly amended in accordance with such certificate of incorporation, this Agreement and applicable Law.

(b)   The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the SpinCo, until thereafter amended, restated or amended and restated in accordance therewith or by applicable Law.

SECTION 2.5.   Governance Matters

(a)   The Clover Board shall take all action necessary such that, effective as of the Effective Time, the Clover Board shall consist of ten (10) members, comprised of seven (7) current Clover directors selected by the Clover Board in accordance with Section 2.5(a) of the Clover Disclosure Letter and three (3) individuals selected by Moon prior to the Effective Time.

(b)   The Clover Board shall take all action necessary such that immediately following the Effective Time, Vicente Reynal shall be the Chief Executive Officer of Clover; provided that in the event that, as of the Effective Time, Vicente Reynal is no longer serving as, or is unwilling or unable to serve as, Chief Executive Officer of Clover, Clover and Moon shall in good faith agree upon a mutually acceptable replacement.

(c)   The other members of management of Clover immediately following the Closing shall be determined as set forth on Section 2.5(c) of the Clover Disclosure Letter.

(d)   The Clover Board shall take all action necessary such that immediately following the Effective Time, Peter Stavros shall be the Chairman of the Clover Board; provided that in the event that, as of the Effective Time, Peter Stavros is no longer serving as, or is unwilling or unable to serve as, Chairman of the Clover Board, Clover and Moon shall in good faith agree upon a mutually acceptable replacement.

(e)   Clover shall take all action necessary such that from and after the Effective Time, the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation. Such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

(f)   The name of the Surviving Corporation at the Effective Time shall be “Ingersoll-Rand U.S. HoldCo, Inc.”

(g)   If and only if the Moon Name Change occurs prior to (or concurrently with) the Effective Time, (i) from and after the Effective Time, the name of Clover shall be “Ingersoll-Rand, Inc.”, (ii) the Clover Board shall take all action necessary such that at the Effective Time, Article 1 of the Certificate of Incorporation of Clover (the “Clover Certificate”) shall be amended to change the name of Clover from Gardner Denver Holdings, Inc. to “Ingersoll-Rand, Inc.” and such Clover Certificate as so amended shall be the Certificate of Incorporation of Clover until thereafter amended in accordance with applicable Law and (iii) Clover shall take all action necessary such that at the Effective Time, the trading symbol for Clover Common Stock shall be “IR”.

(h)   From and after the Effective Time, the name of Moon shall be determined by Moon in its sole discretion; provided that such name shall be a Permitted Moon Name.

(i)   As of the Closing, Clover will have its North American headquarters at the present Moon campus in Davidson, North Carolina.

ARTICLE III
CONVERSION OF SHARES

SECTION 3.1.   Effect on Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of SpinCo, Merger Sub or any holder of the capital stock of Moon, SpinCo, Merger Sub or Clover:

(a)   Conversion of SpinCo Capital Stock

(i)   Each share of SpinCo Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.1(a)(ii)) shall be automatically converted into the right to receive a number of shares or, subject to Section 3.3, a fraction of a share of Clover Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv).

(ii)   Each share of SpinCo Common Stock held by SpinCo as treasury stock or by Clover, in each case, immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii)   Each share of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Clover Common Stock as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(c).

(iv)   The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Clover Common Stock or SpinCo Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Clover Common Stock or SpinCo Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than the Reorganization; provided that nothing in this Section 3.1(a)(iv) shall be construed to permit Moon, SpinCo or Clover to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b)   Merger Sub Common Stock

At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c)   Clover Common Stock

Each share of Clover Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

(d)   Exchange Ratio True-Up

If the condition set forth in Section 7.3(b)(ii) would be unable to be satisfied because immediately after the Effective Time, the percentage of outstanding shares of Clover Common Stock to be received by the former holders of SpinCo Common Stock with respect to SpinCo Common Stock would be less than 50.1% (the “Threshold Percentage”) of all the stock of Clover (including (i) any instruments that are treated as stock for U.S. federal income Tax purposes; and (ii) any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of an option or other Contract acquired or entered into on or before the Effective Time, but excluding (A) for purposes of clause (i), any employee stock option that, at the time of grant, was not in-the-money and, unless an election has been made under Section 83(b) of the Code with respect thereto, any stock or stock rights granted as compensation before the Effective Time that is not vested at the Effective Time; (B) for purposes of clause (ii), any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of any rights pursuant to a Clover Stock Plan with respect to which stock Clover demonstrates to the reasonable satisfaction of Moon and Moon Tax Counsel, in response to Moon Tax Counsel’s requests for relevant information and appropriate representations, qualifies for Safe Harbor VIII under Treasury Regulation Section 1.355-7(d) and (C) any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of any stock option or other equity award that prior to the Effective time was a Moon Equity Award, except in the case of (C) to the extent that it is reasonably determined by Moon Tax Counsel that issuances of such stock would not qualify for Safe Harbor VIII under Treasury Regulation Section 1.355-7(d), determined without regard to any adjustment pursuant to this Section 3.1(d), then (w) Moon shall promptly provide notice to Clover setting forth in detail the reasons the condition set forth in Section 7.3(b)(ii) would be unable to be satisfied, (x) Moon shall consider in good faith any comments provided by Clover, (y) the aggregate number of shares of Clover Common Stock into which the shares of SpinCo Common Stock are converted pursuant to Section 3.1(a) shall be increased such that the number of shares of Clover Common Stock to be received by the former holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock equals the Threshold Percentage, if and to the extent necessary after considering Clover’s comments pursuant to clause (x) of this Section 3.1(d), and

(z) except if the condition set forth in Section 7.3(b)(ii) would be unable to be satisfied as a result of (1) a breach by Clover of its obligations under this Agreement, or (2) solely any actions taken by Clover or any of its Subsidiaries after the signing hereof pursuant to a plan (or series of related transactions) that includes the Distribution (within the meaning of Section 355(e) of the Code) other than the Merger, the SpinCo Payment shall be decreased by an amount equal to the product of (1) an amount equal to the closing price per share of Clover Common Stock on the trading day immediately prior to the Distribution, multiplied by (2) the number of additional shares of Clover Common Stock required to be issued pursuant to the true-up set forth in clause (y) of this Section 3.1(d).

SECTION 3.2.   Distribution of Clover Common Stock

(a)   Agent

Prior to the Effective Time, Moon will appoint a bank or trust company reasonably acceptable to Clover as distribution agent (the “Agent”). Prior to or at the Effective Time, Clover shall deposit or cause to be deposited with the Agent, for the benefit of Persons who received shares of SpinCo Common Stock in the Distribution and for distribution in accordance with this Article III, through the Agent, book-entry authorizations representing the shares of Clover Common Stock (such shares of Clover Common Stock, together with any dividends or distributions and other amounts payable in accordance with Section 3.2(c), being hereinafter referred to as the “Distribution Fund”) issuable pursuant to Section 3.1 upon conversion of outstanding shares of SpinCo Common Stock. The Agent shall, pursuant to irrevocable instructions, deliver the Clover Common Stock contemplated to be issued pursuant to Section 3.1 from the shares of Clover Common Stock held in the Distribution Fund. If Clover deposits such shares into the Distribution Fund prior to the Effective Time and the Merger is not consummated, the Agent shall promptly return such shares to Clover. The Distribution Fund shall not be used for any other purpose.

(b)   Distribution Procedures

Promptly after the Effective Time, the Agent shall, and Clover shall cause the Agent to, deliver to each Person who was the record holder of shares of SpinCo Common Stock immediately prior to the Effective Time the number of whole shares of Clover Common Stock, from the Exchange Fund, that such holder has the right to receive pursuant to the provisions of Section 3.1(a)(i) (and cash in lieu of any fractional share of Clover Common Stock pursuant to Section 3.3 and any dividends or other distributions pursuant to Section 3.2(c)). The Agent shall not be entitled to vote or exercise any rights of ownership with respect to Clover Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of the Persons entitled thereto.

(c)   Distributions with Respect to Undistributed Shares

No dividends or other distributions declared or made with respect to Clover Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of SpinCo Common Stock with respect to any shares of Clover Common Stock that are not able to be distributed by the Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of Clover Common Stock, there shall be paid to the record holder of such shares of Clover Common Stock, without interest, (i) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of Clover Common Stock to which such holder is entitled pursuant to Section 3.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Clover Common Stock, and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares of Clover Common Stock and a payment date subsequent to the distribution of such shares of Clover Common Stock payable with respect to such whole shares of Clover Common Stock. Clover shall deposit in the Distribution Fund all such dividends and distributions.

(d)   No Further Ownership Rights in SpinCo Common Stock

All shares of Clover Common Stock issued in respect of shares of SpinCo Common Stock (including any cash paid in lieu of fractional shares pursuant to Section 3.3) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(e)   Termination of Distribution Fund

Any portion of the Distribution Fund made available to the Agent that remains undistributed to the former holders of SpinCo Common Stock on the one-year anniversary of the Effective Time shall be delivered to Clover, and any former holders of SpinCo Common Stock who as of such time have not received shares of Clover Common Stock in accordance with this Article III shall thereafter look only to Clover for payment of their claim for shares of Clover Common Stock and any dividends, distributions or cash in lieu of fractional shares with respect to Clover Common Stock (subject to any applicable abandoned property, escheat or similar Law).

(f)   No Liability

Neither Moon, the Surviving Corporation, Clover, Merger Sub, the Agent nor any other Person shall be liable to any holder of SpinCo Common Stock or any holder of Moon Common Stock for shares of Clover Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)   Closing of Transfer Books

From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding immediately prior to the Effective Time.

(h)   Tax Withholding

Clover, the Surviving Corporation or the Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration or amounts otherwise payable pursuant to this Agreement to any holder of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the recipient.

(i)   No Appraisal Rights

In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of SpinCo Common Stock in connection with the Merger.

SECTION 3.3.   Fractional Shares

(a)   No fractional shares of Clover Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of SpinCo Common Stock who would otherwise be entitled to a fractional share of Clover Common Stock shall, in lieu of such fraction of a share, be entitled to receive, from the Agent in accordance with the provisions of this Section 3.3, a cash payment representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Agent (reduced by any fees of the Agent attributable to such sale) in one or more transactions of shares of Clover Common Stock equal to the excess of (i) the aggregate number of shares of Clover Common Stock to be delivered to the Agent by Clover pursuant to Section 3.2(a) over (ii) the aggregate number of whole shares of Clover Common Stock to be distributed to the holders of shares of SpinCo Common Stock pursuant to Section 3.2(b) (such excess, the “Excess Shares”). Moon, SpinCo, Clover and Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Clover Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Clover that would otherwise be caused by the issuance of fractional shares of Clover Common Stock. As soon as practicable after the Effective Time, the Agent, as agent for the holders of SpinCo Common Stock that would otherwise receive fractional shares of Clover Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(b)   The sale of the Excess Shares by the Agent, as agent for the holders of SpinCo Common Stock that would otherwise receive fractional shares of Clover Common Stock, shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of SpinCo Common Stock, the Agent shall hold such proceeds in trust for the holders of SpinCo Common Stock that would otherwise receive fractional shares of Clover Common Stock (the “Common Shares Trust”). The Agent shall determine the portion of the Common Shares Trust to which each holder of SpinCo Common Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of SpinCo Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of SpinCo Common Stock would otherwise be entitled.

(c)   As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of SpinCo Common Stock in lieu of any fractional shares of Clover Common Stock, the Agent shall make available such amounts to such holders of shares of SpinCo Common Stock, without interest, subject to and in accordance with Section 3.2.

SECTION 3.4.   Moon Equity Awards

Each Moon Equity Award held by a SpinCo Employee as of the Effective Time shall be treated as set forth in the Employee Matters Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MOON RELATING TO MOON

Except (i) as set forth in the publicly available Moon Reports filed with the SEC on or after January 1, 2018 and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the SpinCo Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the SpinCo Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Moon hereby represents and warrants to Clover and Merger Sub that:

SECTION 4.1.   Organization, Good Standing

Moon is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization.

SECTION 4.2.   Corporate Authority

Moon has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby, except for (i) such further action of the Moon Board required, if applicable, to establish the Record Date and the Distribution Date, the effectiveness of the declaration of the Distribution by the Moon Board, or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement) and (ii) approval of the Moon Name Change by the affirmative vote of 75% of the votes cast by holders of Moon Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Moon Name Change Approval”). The execution and delivery by Moon of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby or thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Moon is necessary to authorize this Agreement or the

Transaction Documents to which it is or will be a party as of the Effective Time, except for such further action of the Moon Board, or a duly authorized committee thereof, required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Moon Board or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). Each of this Agreement and the Transaction Documents to which Moon is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the applicable Transaction Documents to which each of Clover and Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Clover and Merger Sub (as applicable)) constitutes or will constitute the legal, valid and binding obligation of Moon, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

SECTION 4.3.   Governmental Filings; No Violations

(a)   Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Exchange Act and the Securities Act, (iii) the HSR Act, (iv) those set forth in Section 4.3(a)(iv) of the SpinCo Disclosure Letter, (v) the rules and regulations of the NYSE, (vi) applicable provisions of Irish Law to the extent required to effect the Reorganization or the Distribution and (vii) the state securities, takeover and “blue sky” Laws (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vii), the “Moon Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Moon from or to be given by Moon to, or to be made by Moon with, any Governmental Authority in connection with the execution, delivery and performance by Moon of this Agreement and the Transaction Documents to which Moon is or will be a party as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Moon to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, or in connection, in compliance or required to be made with, (i) the Moon Name Change Approval, and (ii) except for those set forth in Section 4.3(b) of the SpinCo Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth therein, the “Moon Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses or any of the operations of the SpinCo Business, as currently operated, are required to be obtained by Moon from, or to be given by Moon to, or to be made by Moon with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by Moon of this Agreement and the Transaction Documents to which it is or will be a party as of Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the SpinCo Business after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Moon to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c)   The execution, delivery and performance by Moon of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Moon, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the SpinCo Business pursuant to any Contract binding upon Moon or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 4.3(a) and receipt of all Moon Third-Party Consents, under any applicable Law to which Moon is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Moon, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Moon to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 4.4.   Litigation

As of the date hereof, there are no Actions pending or, to Moon’s Knowledge, threatened against Moon that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement and the Transaction Documents, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Moon to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 4.5.   Brokers and Finders

Other than Goldman Sachs & Co. and Lazard Frères & Co. LLC (the fees and expenses of which will be paid by Moon), no agent, broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission for which Clover, Merger Sub, the Surviving Corporation or any SpinCo Entity would be liable in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Moon or its Affiliates.

SECTION 4.6.   No Other Clover or Merger Sub Representation or Warranties

Moon acknowledges and agrees that, except for the representations and warranties of Clover and Merger Sub expressly set forth in this Agreement or any Transaction Document, neither Clover, Merger Sub nor any of their respective Subsidiaries nor any other Person acting on behalf of Clover, Merger Sub or any of their respective Subsidiaries makes any representation or warranty, express or implied and Moon is not relying on any representation or warranty, express or implied, other than the representations and warranties expressly set forth in Article VI.

Without limiting the generality of the foregoing, Moon acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Clover and the Clover Subsidiaries that may have been made available to Moon, SpinCo or any of their Representatives by Clover, Merger Sub or their respective Representatives.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF MOON RELATING TO SPINCO

Except (i) as set forth in the publicly available Moon Reports filed with the SEC on or after January 1, 2018 and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the SpinCo Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the SpinCo Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Moon hereby represents and warrants to Clover and Merger Sub that:

SECTION 5.1.   Organization of SpinCo

(a)   SpinCo is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization. SpinCo is a wholly owned Subsidiary of Moon.

(b)   Each SpinCo Subsidiary is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and each SpinCo Entity has all requisite corporate or similar power and authority to own, lease and operate the properties, rights and assets that will be contributed to such SpinCo Entity pursuant to the Separation and Distribution Agreement and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties that will be contributed to such SpinCo Entity pursuant to the Separation and Distribution Agreement or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a SpinCo Material Adverse Effect, or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. Moon has made available to Clover prior to the date hereof (or, in case of each SpinCo Entity other than SpinCo, will make available to Clover prior to the Closing) complete and correct copies of the Organizational Documents, each as amended, restated or amended and restated to the date hereof or, in the case of a SpinCo Entity other than SpinCo, to the Closing Date of SpinCo and each SpinCo Entity, and each as so delivered, is (or, with respect to SpinCo Entities other than SpinCo, will prior to the Closing be) in full force and effect.

(c)   Section 5.1(c) of the SpinCo Disclosure Letter contains a complete and correct list of each jurisdiction where each SpinCo Entity existing as of the date hereof is organized.

SECTION 5.2.   Capital Structure

(a)   As of the date hereof, the authorized capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock and the issued and outstanding capital stock of SpinCo consists of 100 shares of SpinCo Common Stock, all of which are owned, and will be owned immediately prior to the Distribution, by Moon or an Affiliate of Moon. All of the outstanding SpinCo Common Stock has been, and all of the shares of SpinCo Common Stock that may be issued prior to the Effective Time as contemplated by this Agreement and the Separation and Distribution Agreement will be when issued, duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive right or other similar right. As of the date hereof, SpinCo has no shares of SpinCo Common Stock reserved for issuance. Subject to Section 7.25, Section 5.2(a) of the SpinCo Disclosure Letter contains a complete and correct list of all outstanding Moon Equity Awards held by a SpinCo employee (identified as a SpinCo Employee as of the date hereof) under the Moon Stock Plan as of April 8, 2019, including the number of shares of Moon Common Stock subject to each Moon Equity Award and the date of grant, vesting schedule (including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger) and, where applicable, exercise price with respect to each Moon Equity Award. Immediately prior to the Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.15.

(b)   Except as set forth in Section 5.2(b) of the SpinCo Disclosure Letter, each of the outstanding shares of capital stock or other equity securities of each of SpinCo’s Subsidiaries is (or as of the Closing, will be) duly authorized, validly issued, fully paid and nonassessable and owned by SpinCo or a SpinCo Subsidiary, free and clear of any Lien other than those arising under its Organizational Documents or applicable securities Laws.

(c)   There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate any SpinCo Entity to issue or sell any shares of its capital stock or other securities or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of such SpinCo Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d)   Except as set forth in Section 5.2(d) of the SpinCo Disclosure Letter or as otherwise determined in accordance with the Separation and Distribution Agreement, each SpinCo Subsidiary will, as of the Distribution, be wholly owned, directly or indirectly, by SpinCo.

SECTION 5.3.   Corporate Authority; Approval

(a)   SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to the adoption of this Agreement by the sole stockholder of SpinCo, which will occur within twenty-four (24) hours after execution of this Agreement, and except for such further action of the Moon Board, or a duly authorized committee thereof, required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Moon Board, or a duly authorized committee thereof (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part. Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by SpinCo and (assuming that each of this Agreement and the applicable Transaction Documents to which it is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Clover and Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)   Each of the Moon Board, or a duly authorized committee thereof, and the SpinCo Board, at meetings duly called, has unanimously approved and declared advisable this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and such Transaction Documents. As of the date hereof, the sole stockholder of SpinCo is a Subsidiary of Moon. No later than twenty four (24) hours after the execution of this Agreement, the sole stockholder of SpinCo will approve and adopt this Agreement and the transactions contemplated hereby (the “SpinCo Stockholder Approval”). Neither the approval of Moon’s shareholders or SpinCo’s stockholders after the consummation of the Distribution or any other Person (other than the SpinCo Stockholder Approval and the Moon Name Change Approval) is required to effect the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents. Upon obtaining the SpinCo Stockholder Approval, the approval of SpinCo’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date and stockholder approval of such amendment is required under applicable Law.

SECTION 5.4.   Governmental Filings; No Violations; Certain Contracts

(a)   Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to the Moon Approvals, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by SpinCo from, or to be given by SpinCo to, or be made by SpinCo with, any Governmental Authority, in connection with the execution, delivery and performance by SpinCo of this Agreement and the Transaction Documents to which SpinCo will be a party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated by hereby and thereby, or in connection with the continuing operation of the business of the SpinCo Entities after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations set forth in Section 5.4(b) of the SpinCo Disclosure Letter (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth therein, the “SpinCo Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses included in, or any of the operations of, the SpinCo Business, as currently conducted, are required to be obtained by any SpinCo Entity from, or to be given by any SpinCo Entity to, or to be made by any SpinCo Entity with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the business of the SpinCo Entities after the Effective Time, except those failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c)   The execution, delivery and performance by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any SpinCo Entity, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the properties, rights or assets of any SpinCo Entity pursuant to any Contract binding upon any SpinCo Entity or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 5.4(a) and receipt of all Moon Third-Party Consents, under any applicable Law to which a SpinCo Entity is subject, or (iii) any change in the rights or obligations of any party under any Contract legally binding upon any SpinCo Entity, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 5.5.   SpinCo Reports; Financial Statements

(a)   Set forth on Section 5.5(a) of the SpinCo Disclosure Letter are copies of the combined unaudited pre-tax balance sheets of the SpinCo Business as of December 31, 2017 and December 31, 2018, and the unaudited combined management’s statement of income of the SpinCo Business for the fiscal years ended December 31, 2017 and December 31, 2018 (collectively, the “SpinCo Financial Statements”). The SpinCo Financial Statements were derived from the books and records of the Moon Entities and were prepared in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of footnotes and income tax adjustments, as at the dates and for the periods presented, and, except as set forth on Section 5.5(a) of the SpinCo Disclosure Letter, present fairly in all material respects the financial position and results of operations of the SpinCo Business as at the dates and for the periods presented.

(b)   When delivered pursuant to Section 7.17, the Audited Financial Statements and the Interim Financial Statements, as applicable, shall have been prepared in accordance with GAAP, consistently applied, and shall present fairly in all material respects the financial position, results of operations and cash flows of the SpinCo Business as at the dates and for the periods presented (subject to year-end adjustments, in the case of the Interim Financial Statements) and have been prepared in conformity in all material respects to the rules and regulations of the SEC applicable to the annual and quarterly, as applicable, financial statements of the SpinCo Business required to be included in the Registration Statements, the Proxy Statement and, if applicable, the Schedule TO. When delivered pursuant to Section 7.17, the Rule 3-05 Audited Financial Statements and the Rule 3-05 Interim Financial Statements shall have been prepared in accordance with GAAP, consistently applied, and shall present fairly in all material respects the financial position, results of operations and cash flows of the Rule 3-05 Business as at the dates and for the periods presented (subject to year-end adjustments, in the case of the Rule 3-05 Financial Statements relating to any interim periods) and shall have been prepared in conformity in all material respects to the rules and regulations of the SEC applicable to the annual and quarterly, as applicable, financial statements of the Rule 3-05 Business required to be included in the SpinCo Registration Statement. The Rule 3-05 Financial Statements and the Rule 3-05 Interim Financial Statements are the only financial statements required by Moon or its Subsidiaries to be included in the Proxy Statement pursuant to Rule 3-05 or Rule 3-09 of Regulation S-X promulgated pursuant to the Exchange Act.

(c)   As of the date hereof, no SpinCo Entity is required to file any form, report, registration statement, prospectus or other document with the SEC.

(d)   Moon maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the SpinCo Business. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Moon is reported on a timely basis to the individuals responsible for the preparation of Moon’s filings with the SEC and other public disclosure documents. Moon’s management has completed an assessment of the effectiveness of Moon’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Moon’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Moon maintained effective internal control over financial reporting as of December 31, 2018. Moon’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Moon, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Moon are being made only in accordance with authorizations of management and directors of Moon and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Moon’s assets that could have a material effect on its financial statements.

(e)   Moon has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Moon’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Moon’s ability to record, process, summarize and report financial information with respect to the SpinCo Business and (ii) any fraud, whether or not material, that involves management other employees who have a significant role in Moon’s internal control over financial reporting with respect to the SpinCo Business.

SECTION 5.6.   Absence of Certain Changes

(a)   Except as expressly contemplated by this Agreement and the Transaction Documents, since December 31, 2018, the Moon Entities have conducted the SpinCo Business only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice.

(b)   Since December 31, 2018, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate with such other changes, events, occurrences, state of facts, conditions, circumstances or effects, has resulted in or would reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 5.7.   Litigation and Liabilities

(a)   There are no Actions pending or, to Moon’s or SpinCo’s Knowledge, threatened against Moon or its Subsidiaries (including any SpinCo Entity) relating to the SpinCo Business, except for those that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. No SpinCo Entity is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which the SpinCo Entities conduct the SpinCo Business, that otherwise is material to the SpinCo Business or that would, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Except (i) as reflected or reserved against in the SpinCo Balance Sheet (as defined in the Separation and Distribution Agreement) (including the related notes and schedules) prior to the date hereof, (ii) for obligations or liabilities incurred in the ordinary course of business consistent with Moon’s past practice since the date of such consolidated balance sheet, (iii) liabilities and obligations arising out of or in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (iv) Liabilities that would be Excluded Liabilities pursuant to the Separation and Distribution Agreement or (v) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, no SpinCo Entity has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Moon or SpinCo.

SECTION 5.8.   Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws

(a)   Since the Applicable Date the SpinCo Business has not been, and the SpinCo Business is not being, conducted in violation of any Laws, Permits or any Privacy Policies, in each case, except for violations that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Each SpinCo Entity and with respect to the SpinCo Business, each Moon Entity has obtained and is in compliance with all Permits necessary to conduct the SpinCo Business as presently conducted (the “SpinCo Licenses”), except those the absence of which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect. The operation of the SpinCo Business as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is any SpinCo Entity or any Moon Entity in default or violation under, any SpinCo License, and, to Moon’s or SpinCo’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any SpinCo License, except where such default or violation of such SpinCo License, individually or in the aggregate, has not resulted and would not reasonably be expected to result in a SpinCo Material Adverse Effect. There are no Actions pending or, to Moon’s or SpinCo’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any SpinCo License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. Since the Applicable Date, neither Moon nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any SpinCo Licenses, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(c)   Since the Applicable Date, (i) no SpinCo Entity or, to Moon’s or SpinCo’s Knowledge, any Person associated with or acting on behalf of the SpinCo Business (including a Moon Entity), including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where any SpinCo Entity, or any Person associated with or acting on behalf of any SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist any SpinCo Entity or any Person associated with or acting on behalf of any SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) each SpinCo Entity and, to Moon’s or SpinCo’s Knowledge, each Person associated with or acting on behalf of a SpinCo Entity or the SpinCo Business, including any officer, director, employee, agent and Affiliate thereof, have complied with the Anti-Corruption Laws and (iii) the SpinCo Entities (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Action or, to Moon’s or SpinCo’s Knowledge, threatened with any Action that alleges any material violation of any of the Anti-Corruption Laws and (D) have not made a voluntary disclosure to a Governmental Authority in respect of any of the Anti-Corruption Laws.

(d)   Since the Applicable Date, the SpinCo Entities and, with respect to the SpinCo Business, the Moon Entities have at all times conducted their export and import and related transactions in material compliance with all applicable Import and Export Laws.

(e)   Since the Applicable Date, neither any SpinCo Entity nor with respect to the SpinCo Business, any Moon Entity has engaged in, nor is now knowingly engaging in, any unlawful dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) or (ii) any Person in Cuba, Iran, Syria, North Korea or the Crimea region of Ukraine.

(f)   Without limiting the foregoing subsections (d) and (e) directly above, there have been no Actions, there are no pending Actions and, to Moon’s or SpinCo’s Knowledge, there are no threatened Actions, by any Governmental Authority of potential violations with respect to compliance with Import and Export Laws against any SpinCo Entity or, with respect to the SpinCo Business, any Moon Entity.

SECTION 5.9.   SpinCo Material Contracts

(a)   Except for this Agreement and the Transaction Documents and except for the Contracts set forth in Section 5.9 of the SpinCo Disclosure Letter, as of the date hereof, neither Moon nor any of its Subsidiaries is a party to or bound by any Contract primarily related to the SpinCo Business (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i)   for the purchase of products or for the receipt of services, which (A) involved consideration or payments by the SpinCo Entities in excess of $10,000,000 in the aggregate during the calendar year ended December 31, 2018 or (B) requires consideration or payments by the SpinCo Entities in excess of $10,000,000 in the aggregate over the remaining term of such Contract;

(ii)   that (A) purports to limit in any respect either the type of business in which the SpinCo Entities may engage or the manner or locations in which any of them may so engage in any business, (B) requires the disposition of any material assets or line of business of the SpinCo Entities or the SpinCo Business (taken as a whole), (C) grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that would purport to apply to the SpinCo Entities or SpinCo Business, or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, in each case of (A), (C) and (D), that are material to the SpinCo Business and other than distribution agreements;

(iii)   relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for total consideration (including assumption of debt and any earn-out, deferred or contingent payment obligations) in excess of $50,000,000 pursuant to which any potential earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties) or otherwise survive as of the date hereof;

(iv)   relating to any material partnership, joint venture, strategic alliance or other similar agreement or arrangement;

(v)   between a SpinCo Entity, on the one hand, and any director or officer of Moon, SpinCo or any Person beneficially owning five percent or more of the outstanding shares of Moon Common Stock or any of their respective Affiliates (other than a Moon Entity or a SpinCo Entity), on the other hand, that would bind a SpinCo Entity following the Distribution Time;

(vi)   relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether or not incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $50,000,000;

(vii)   that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of any SpinCo Entity to sell, transfer, pledge or otherwise dispose of any assets material to the SpinCo Business;

(viii)   evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case that require payments in amounts in excess of $5,000,000;

(ix)   the primary purpose of which is to grant or receive any material license to, or right in or to use, material Intellectual Property Rights or material IT Assets, excluding non-exclusive licenses (i) to commercially available software or (ii) granted by a SpinCo Entity or in respect of the SpinCo Business in the ordinary course of business, which do not involve the payment or receipt of royalties or other amounts of more than $10,000,000 annually; or

(x)   that prohibits the payment of dividends or distributions in respect of the capital stock of any SpinCo Entity, the pledging of the capital stock of any SpinCo Entity or the incurrence of indebtedness for borrowed money or guarantees by any SpinCo Entity.

Each such Contract described in subsections (i) through (x) of this Section 5.9(a) and each Contract set forth in Section 5.9 of the SpinCo Disclosure Letter is referred to herein as a “SpinCo Material Contract.”

(b)   A complete and correct copy of each SpinCo Material Contract has been made available to Clover in an electronic data room prior to the date hereof. Each of the SpinCo Material Contracts is valid and binding on the SpinCo Entity or SpinCo Entities (as applicable) and, to Moon’s and SpinCo’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, result in a SpinCo Material Adverse Effect. There exists no breach or event of default with respect to any SpinCo Material Contracts on the part of any SpinCo Entity or, to Moon’s or SpinCo’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any SpinCo Entity or, to Moon’s or SpinCo’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

SECTION 5.10.   Real Property

(a)   Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) SpinCo or one of the SpinCo Subsidiaries, as applicable, has good and marketable title to the SpinCo Owned Real Property, free and clear of any Lien other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the SpinCo Owned Real Property, or any portion of the SpinCo Owned Real Property or interest therein. There are no parties other than the SpinCo Entities in possession of the SpinCo Owned Real Property (other than the Moon Entities).

The SpinCo Owned Real Property and all buildings, structures, improvements, and fixtures located on the SpinCo Owned Real Property have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(b)   With respect to the SpinCo Leased Real Property, the agreements for such property are valid, legally binding, enforceable and in full force and effect in accordance with their terms, and no SpinCo Entity, or to the Knowledge of SpinCo, any third party is in breach of or default under such agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any SpinCo Entity, or to the Knowledge of Moon, any third party or permit termination, modification or acceleration by any third party thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect or have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. The SpinCo Leased Real Property and all buildings, structures, improvements, and fixtures located on the SpinCo Leased Real Property are suitable for the purposes for which they are currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. There are no Contracts or written or oral concessions granting to any Person other than a SpinCo Entity the right to use or occupy any material SpinCo Leased Real Property.

(c)   No SpinCo Entity has received any notice of any pending or threatened condemnation of any SpinCo Owned Real Property or any SpinCo Leased Real Property by any Governmental Authority, nor, to Moon’s or SpinCo’s Knowledge, are there any public improvements or re-zoning measures proposed or in progress that would reasonably be expected to result in a SpinCo Material Adverse Effect.

SECTION 5.11.   Employee Benefits

(a)   Section 5.11(a) of the SpinCo Disclosure Letter (which shall be true and complete within sixty (60) days following the date hereof subject to Section 7.25) sets forth a complete and correct list of each material Benefit Plan and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “SpinCo Non-U.S. Benefit Plan”).

(b)   With respect to each material Benefit Plan, SpinCo will make available to Clover, to the extent applicable, within sixty (60) days following the date hereof (or with respect to a given SpinCo Employee designated thereafter, will make available to Clover as soon as practicable following the date on which such SpinCo Employee is designated in the manner contemplated by the Parties’ agreement for identifying SpinCo Employees as set forth on Schedule 3.01(a) of the Employee Matters Agreement) complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Benefit Plan.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) each Benefit Plan (including any related trusts), other than SpinCo Non-U.S. Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by any SpinCo Entity with respect to each Benefit Plan have been paid or accrued in accordance with GAAP and (iii) there are no pending or, to Moon’s or SpinCo’s Knowledge, threatened claims (other than routine claims for benefits) or Actions by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto.

(d)   With respect to each ERISA Plan, SpinCo will make available to Clover, to the extent applicable, within sixty (60) days following the date hereof (and with respect to a given SpinCo Employee designated thereafter, will make available to Clover as soon as practicable following the date on which such SpinCo Employee is designated in the manner contemplated by the Parties’ agreement for identifying SpinCo Employees as set forth on Schedule 3.01(a) of the Employee Matters Agreement) hereof complete and correct copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e)   Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code and, to Moon’s or SpinCo’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, no SpinCo Entity has engaged in a transaction in connection with which any SpinCo Entity reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f)   Neither SpinCo nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with SpinCo has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any “multiemployer plans” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”), in each case, in the last six years. No Benefit Plan is, and neither SpinCo nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with SpinCo has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “single employer plan” (as defined in Section 4001(a)(15) of ERISA) that is maintained by two or more employers not related under Section 414(b), (c), or (m) of the Code (a “Multiple Employer Plan”).

(g)   With respect to any ERISA Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such ERISA Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Moon or the SpinCo Entity, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation and ordinary claims for benefits) under Title IV of ERISA has been, or is expected to be, incurred by SpinCo, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such ERISA Plan and neither SpinCo nor Moon has received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (v) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (vi) except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (vii) neither SpinCo nor Moon has engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(h)   Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and no SpinCo Entity has any obligation to provide such benefits.

(i)   Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(j)   Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of any SpinCo Entity to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly require SpinCo to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(k)   Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement or the Transaction Documents could, either alone or in combination with another event, result in the payment of any amount to any current or former employee, director, officer or independent contract of any SpinCo Entity that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l)   No SpinCo Entity has any obligation to provide, and no Benefit Plan or other agreement provides any current or former employee, director, officer or independent contract of any SpinCo Entity with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(m)   Except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect, (i) all SpinCo Non-U.S. Benefit Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries, and (ii) as of the date hereof, there is no pending or threatened litigation relating to SpinCo Non-U.S. Benefit Plans.

(n)   The individuals whose names are set forth on Schedule 3.06(c) to Employee Matters Agreement are the sole SpinCo Employees who participate in the Moon Key Management Supplemental Program and/or the Moon Elected Officer Supplemental Program (each as referenced in the Employee Matters Agreement), as applicable.

SECTION 5.12.   Labor Matters

(a)   Section 5.12(a) of the SpinCo Disclosure Letter (which shall be true and complete within sixty (60) days following the date hereof subject to Section 7.25) sets forth a complete and correct list of any collective bargaining agreement or other material agreement with a labor union, works council or like organization that a Moon Entity or SpinCo Entity is a party to or otherwise bound by in respect of SpinCo Employees (collectively, the “SpinCo Labor Agreements”), and, to Moon’s or SpinCo’s Knowledge, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor organizations, trade unions or labor unions, to organize any SpinCo Employees. SpinCo shall make available to Clover within sixty (60) days following the date hereof or concurrently with an update delivered in accordance with Section 7.25 complete and correct copies of each material SpinCo Labor Agreement listed in Section 5.12(a) of the SpinCo Disclosure Letter.

(b)   There are no labor unions, trade unions, works councils or like organizations that represent SpinCo Employees. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or the Transaction Documents, either alone or in combination with another event, will not (i) entitle any third party (including any labor union, trade union, works council or like organization or Governmental Authority) to any payments under any of the SpinCo Labor Agreements or (ii) require the consent of, or advance notification to, or advance consultation with, any labor union, trade union, works council or like organization with respect to SpinCo Employees. Subject to Section 7.25, Section 5.12(b) of the SpinCo Disclosure Letter shall be true and complete within sixty (60) days following the date hereof.

(c)   As of the date hereof, there is no material strike, lockout, slowdown, work stoppage, organizing activities, unfair labor practice or other material labor dispute, or Proceedings or grievance pending or, to Moon’s or SpinCo’s Knowledge, threatened against any Moon Entity involving the SpinCo Business or any SpinCo Entity. Each of the SpinCo Entities and Moon Entities with respect to the SpinCo Employees is in compliance in all material respects with the SpinCo Labor Agreements.

(d)   No Moon Entity with respect to the SpinCo Business or SpinCo Entity has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied (collectively, the “WARN Act”).

(e)   The SpinCo Entities are, and since the Applicable Date, have been, in material compliance with all applicable Laws, rules and regulations, ordinances, Governmental Orders, Contracts, policies, plans and programs relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, immigration, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment and unemployment insurance.

SECTION 5.13.   Environmental Matters

(a)   Except as disclosed on Section 5.13 of the SpinCo Disclosure Letter and except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a SpinCo Material Adverse Effect or to have a material adverse effect on the ability of Moon and the SpinCo Entities to perform their respective obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole: (i) the SpinCo Entities have at all times been in compliance with all, and have not violated any, Environmental Laws; (ii) no SpinCo Owned Real Property or SpinCo Leased Real Property or any other real property, currently or formerly owned, leased or operated by a SpinCo Entity or the SpinCo Business (including soils, groundwater, surface water, buildings or other structures) contain any Hazardous Material under conditions or circumstances that would reasonably be expected to result in liability to any of the SpinCo Entities; (iii) none of the SpinCo Entities is subject to liability for any Hazardous Material present at or on any third-party property or is otherwise subject to any liability regarding any failure to properly store or handle, or any release of or exposure to, any Hazardous Material; (iv) no SpinCo Entity has received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Moon’s or SpinCo’s Knowledge, threatened Actions alleging that the SpinCo Business may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous Material; (v) no SpinCo Entity is subject to any Governmental Order or other arrangement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability or obligations relating to any Environmental Law or regarding any Hazardous Material; and (vi) there are no other circumstances or conditions involving the SpinCo Business or any SpinCo Entity that would reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law or regarding any Hazardous Material.

SECTION 5.14.   Taxes

(a)   The SpinCo Entities (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct in all material respects, (ii) have paid all Taxes shown as due on such Tax Returns and all material amounts of Taxes that the SpinCo Entities are obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or third party, except with respect to matters contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP and (iii) have not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to an assessment or deficiency of a material amount of Taxes, in each case in writing, which waiver or extension is currently in effect. There are no material Tax Liens upon any property or assets of any of the SpinCo Entities except Permitted Liens.

(b)   As of the date hereof, (i) no deficiencies for a material amount of Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of any of the SpinCo Entities, (ii) there are not pending or, to Moon’s or SpinCo’s Knowledge, threatened in writing, any audits, examinations, investigations or other Action in respect of any material Taxes or material Tax Returns of any SpinCo Entity and (iii) no claim has been made by a Governmental Authority in any jurisdiction where any of the SpinCo Entities does not file Tax Returns that any SpinCo Entity is or may be subject to material taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved.

(c)   Except as set forth on Section 5.14(c) of the SpinCo Disclosure Letter, as of the date hereof, none of the SpinCo Entities (i) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Moon or any of its Subsidiaries), (ii) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement, other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes, and the Tax Matters Agreement or (iii) has liability for the Taxes of any Person (other than Moon or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(d)   Other than as part of the Separation, during the last two years, none of the SpinCo Entities has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e)   None of the SpinCo Entities has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.

(f)   The SpinCo Entities have made adequate provision in accordance with GAAP for any material amounts of Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date hereof.

(g)   None of the SpinCo Entities has agreed to make or is required to make any adjustment for a taxable period ending after the Closing Date under Section 481(a) of the Code or any similar provision of state, local or foreign Tax Law by reason of a change in or incorrect accounting method.

(h)   Neither Moon nor any SpinCo Entity has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Contribution and Distribution from qualifying as a “reorganization” under Sections 368(a), 361 and 355 of the Code or (iii) each of the transactions described on Schedule 7.3(b) from qualifying as either a “distribution” under Section 355 of the Code or as a “reorganization” under Sections 368(a), 361 and 355 of the Code.

SECTION 5.15.   Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole:

(a)   All registrations and applications of Intellectual Property Rights included in the Transferred IP are subsisting and unexpired, and, to Moon’s or SpinCo’s Knowledge, valid and enforceable.

(b)   The SpinCo Entities exclusively own (the material SpinCo IP, free and clear of any and all Liens (other than Permitted Liens)), and no Moon Entity or SpinCo Entity has since the Applicable Date received any written claim from any other Person challenging the validity, enforceability or ownership of same.

(c)   Since the Applicable Date, the operation of the SpinCo Business has not infringed, misappropriated or otherwise violated the Intellectual Property Rights of any other Person, and no Moon Entity or SpinCo Entity has since the Applicable Date received any written claim from any other Person alleging the same, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect. To Moon’s or SpinCo’s Knowledge, no Person is infringing any Intellectual Property Rights of the SpinCo Entities, except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

(d)   Since the Applicable Date, Moon and its Subsidiaries have taken all commercially reasonable actions and have implemented all reasonable policies and procedures to protect (i) their material trade secrets and confidential information included in the SpinCo IP, (ii) any Personal Data collected, stored, used, disclosed, transmitted, processed or disposed of in connection with or by or on behalf of the SpinCo Business and (iii) the integrity, continuous operation and security of the IT Assets used in connection with the SpinCo Business and there has been no unauthorized access to, and no material breaches, outages, violations of , any of the foregoing in clauses (i) – (iii), except as would not, individually or in the aggregate, reasonably be expected to result in a SpinCo Material Adverse Effect.

SECTION 5.16.   Insurance

The SpinCo Entities are covered by insurance policies and self-insurance programs and arrangements of Moon that (a) are in full force and effect and (b) are sufficient for compliance with all applicable Laws and Contracts to which a SpinCo Entity is a party or by which it is bound and as is customary in the industries in which the SpinCo Entities operate. All premiums due under such insurance policies and self-insurance programs and arrangements have been paid.

SECTION 5.17.   Takeover Statutes

The SpinCo Board has taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby (including the Merger) and thereby from the restrictions set forth in Section 203 of the DGCL. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation, including Section 203 of the DGCL (each, a “Takeover Statute”) or any anti-takeover provision in Moon’s or SpinCo’s Organizational Documents is applicable to the Merger or the other transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

SECTION 5.18.   Brokers and Finders

Other than Goldman Sachs & Co. and Lazard Frères & Co. LLC (the fees and expenses of which will be paid by Moon), no agent, broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission for which Clover, Merger Sub, the Surviving Corporation or any SpinCo Entity would be liable in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Moon or its Affiliates.

SECTION 5.19.   Sufficiency of the SpinCo Assets

(a)   On the Closing Date, after giving effect to the Reorganization and together with the services available under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents, the SpinCo Assets will constitute all of the assets, rights and properties necessary for the conduct of the SpinCo Business in all material respects as conducted as of immediately prior to the Closing by Moon and its Subsidiaries; provided, however, that nothing in this Section 5.19(a) shall be deemed to constitute a representation or warranty as to infringement or misappropriation of Intellectual Property Rights.

(b)   SpinCo and Moon collectively have, and at the Closing SpinCo and the SpinCo Subsidiaries shall have, good, valid and marketable title (free and clear of all Liens other than Permitted Liens or Liens created by or through Clover or any of its Subsidiaries) to, valid leasehold interests in or a valid legal right to use, as the case may be, all of the SpinCo Assets except as would not, individually or in the aggregate, reasonably be expected to be material to the SpinCo Business, taken as a whole.

SECTION 5.20.   Affiliate Matters

Except for (a) Contracts relating to employment and labor matters set forth on Section 5.11(a) of the SpinCo Disclosure Letter, (b) Contracts set forth on Section 5.20 of the SpinCo Disclosure Letter, (c) Contracts that by the terms of the Separation and Distribution Agreement or any other Transaction Document are contemplated to survive after the Distribution Time, (d) Contracts that would be Excluded Liabilities and (e) Contracts that will be solely between or among the SpinCo Entities upon completion of the Reorganization, no SpinCo Entity is party to any SpinCo Affiliate Contract that would be material to the SpinCo Business, taken as a whole.

SECTION 5.21.   Proxy Statement; Registration Statements

None of the information regarding any of the Moon Entities (including the SpinCo Entities), the SpinCo Business, or the transactions contemplated by this Agreement or the Transaction Documents provided by Moon, SpinCo or any other Moon Entity (including the SpinCo Entities) specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Clover Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC or distributed to Moon stockholders (the “Distribution Documents”) will, in the case of the definitive Proxy Statement and the Distribution Documents or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement and the Distribution Documents and any amendment or supplement thereto, or, in the case of the Clover Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Moon or SpinCo with respect to information provided by Clover specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

SECTION 5.22.   Clover Common Stock

Neither Moon nor SpinCo owns (directly or indirectly, beneficially or as of record) nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of Clover.

SECTION 5.23.   Financing

(a)   As of the date hereof, the SpinCo Financing Commitment Letter has not been amended, waived or modified, by or with the consent of SpinCo and, to the Knowledge of SpinCo, the respective commitments contained in the SpinCo Financing Commitment Letter have not been withdrawn, modified or rescinded in any respect. Except for the SpinCo Financing Commitment Letter, SpinCo has not entered into any side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to the funding of the full amount of the Financing, other than as expressly set forth in the SpinCo Financing Commitment Letter and delivered to Clover prior to the date of this Agreement.

(b)   The SpinCo Financing Commitment Letter is a legal, valid and binding obligation of SpinCo and, to the Knowledge of SpinCo, the other parties thereto (other than Clover). As of the date of this Agreement, no event has occurred and on the Closing Date, no event shall have occurred and be continuing, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of SpinCo under any term or condition of the SpinCo Financing Commitment Letter. As of the date hereof, SpinCo has no reason to believe that any of the conditions to the Financing to be satisfied by it will not be satisfied on a timely basis.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF CLOVER

Except (i) as set forth in the publicly available Clover Reports filed with the SEC on or after January 1, 2018 and prior to the date hereof (excluding, in each case, any disclosures (other than statements of historical fact) contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are cautionary, predictive or forward-looking in nature); provided, this exception (i) shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is readily apparent on its face, or (ii) as set forth in the corresponding sections or subsections of the Clover Disclosure Letter (it being agreed that, for purposes of the representations and warranties set forth in this Article VI, disclosure of any item in any section or subsection of the Clover Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Clover hereby represents and warrants to Moon that:

SECTION 6.1.   Organization, Good Standing and Qualification

(a)   Each of Clover and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization.

(b)   Each Subsidiary of Clover is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and each of Clover and Merger Sub and each other Subsidiary of Clover has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, individually or in the aggregate, have not resulted, and would not reasonably be expected to result, in a Clover Material Adverse Effect or have a material adverse effect on the ability of

Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. Clover has made available to Moon prior to the date hereof complete and correct copies of the certificates of incorporation and bylaws or comparable governing documents, each as amended, restated or amended and restated to the date hereof of Clover and Merger Sub, and each as so delivered, is in full force and effect.

(c)   Section 6.1(c) of the Clover Disclosure Letter contains a complete and correct list of each jurisdiction where Clover and any of its Subsidiaries that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X promulgated pursuant to the Exchange Act are organized.

SECTION 6.2.   Capital Structure

(a)   The authorized capital stock of Clover consists of 1,000,000,000 shares of Clover Common Stock, of which 201,986,971 shares of Clover Common Stock were outstanding as of the close of business on April 26, 2019 and 100,000,000 shares of preferred stock, par value $0.01 per share, of which none are outstanding as of the date hereof. No shares of Clover Common Stock are held by any Subsidiary of Clover. All of the outstanding shares of Clover Common Stock have been, and all shares issued pursuant to the Clover Share Issuance will be, duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, other than 11,916,155 shares of Clover Common Stock reserved for issuance under the Clover Stock Plans, Clover has no shares of Clover Common Stock reserved for issuance. Each of the outstanding shares of capital stock or other securities of each of Clover’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Clover or by a direct or indirect wholly owned Subsidiary of Clover, free and clear of any Lien other than those arising under its Organizational Documents or applicable securities Laws. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights, obligations or contracts of any kind that obligate Clover or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Clover or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Clover or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any shares of Clover Common Stock in accordance with the terms of the Clover Stock Plans, such shares of Clover Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. Clover does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Clover on any matter.

(b)   Section 6.2(b) of the Clover Disclosure Letter sets forth (i) each of Clover’s Subsidiaries and the ownership interest of Clover in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and (ii) Clover’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person.

(c)   The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 10 of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by a wholly owned Subsidiary of Clover. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 6.3.   Corporate Authority; Approval and Fairness

(a)   Each of Clover and Merger Sub has authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, only to the adoption of this Agreement by Clover, as sole stockholder of Merger Sub, which will occur within twenty-four (24) hours after execution of this Agreement and approval of the Clover Share Issuance by the affirmative vote of a majority of the votes cast by holders of Clover Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Clover Stockholder Approval”). The execution and delivery by Clover and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by Clover and Merger Sub of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on their part. Each of this Agreement and the Transaction Documents to which Clover or Merger Sub is or will be a party at the Effective Time has been or will be duly and validly executed and delivered by them and (assuming that each of this Agreement and the applicable Transaction Documents to which Clover or Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Moon and SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of Clover and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)   The Clover Board has (i) unanimously (A) approved and declared advisable this Agreement, the Transaction Documents (including the Voting Agreement) and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, upon the terms and conditions set forth in this Agreement and the Transaction Documents, (B) determined that this Agreement, the Transaction Documents and the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, are fair to, and in the best interests of, Clover and the holders of Clover Common Stock and (C) resolved to recommend that the holders of shares of Clover Common Stock approve the Clover Share Issuance (the “Clover Recommendation”), (ii) directed that the Clover Share Issuance be submitted to the holders of shares of Clover Common Stock for their approval and (iii) received the opinion of its financial advisor, Robert W. Baird & Co. Incorporated (“Baird”), to the effect that, based upon and subject to the various qualifications, assumptions and limitations set forth in the written opinion, as of the date of the opinion, the Exchange Ratio is fair, from a financial point of view, as of the date of such opinion, to Clover, a copy of which opinion will be delivered to Moon. It is understood and agreed that such opinion is for the benefit of the Clover Board and may not be relied upon by Moon or SpinCo or any other Person.

SECTION 6.4.   Governmental Filings; No Violations; Certain Contracts

(a)   Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, in compliance with or required to be made under, (i) the DGCL, (ii) the Securities Act and the Exchange Act, (iii) the HSR Act, (iv) the rules and regulations of the NYSE, (v) the state securities, takeover and “blue sky” Laws and (vi) those set forth in Section 6.4(a)(vi) of the Clover Disclosure Letter, (the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations contemplated by the foregoing clauses (i) through (vi), the “Clover Approvals”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Clover or Merger Sub from, or to be given by Clover or Merger Sub to, or to be made by Clover or Merger Sub with, any Governmental Authority, in connection with the execution, delivery and performance by Clover and Merger Sub of this Agreement and the Transaction Documents to which it is, or will be a party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of Clover and its Subsidiaries after the Effective Time, except those the failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Other than the filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations pursuant to, or in connection, in compliance or required to be made with, (i) the Clover Stockholder Approval, and (ii) except for those set forth in Section 6.4(b)(vi) of the Clover Disclosure Letter (such filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations in clauses (i) and (ii), the “Clover Third-Party Consents”), no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations that are related to or used in connection with the businesses or any of the operations of Clover or its Subsidiaries, as currently operated, are required to be obtained by Clover or any of its Subsidiaries from, or to be given by Clover, Merger Sub or any of their Subsidiaries to, or to be made by Clover or any of its Subsidiaries with, any Person that is not a Governmental Authority in connection with the execution, delivery and performance by Clover and Merger Sub of this Agreement and the Transaction Documents to which Clover or Merger Sub is or will be party to as of the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents, or in connection with the continuing operation of the business of Clover and its Subsidiaries after the Effective Time, except those failure to make, give or obtain would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(c)   The execution, delivery and performance by Clover and Merger Sub of this Agreement and the Transaction Documents to which each is or will be a party as of the Effective Time do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Clover or Merger Sub or any of Subsidiaries of Clover, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of Clover, Merger Sub or any of their Subsidiaries pursuant to any Contract binding upon Clover, Merger Sub or any of such Subsidiaries or, assuming (solely with respect to performance of this Agreement and the Transaction Documents and consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents) compliance with the matters referred to in Section 6.4(a) and receipt of all Clover Third-Party Consents, under any applicable Law to which Clover or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Clover, Merger Sub or any of their Subsidiaries, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 6.5.   Clover Reports; Financial Statements

(a)   Clover has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since May 12, 2017 (the forms, statements, certifications, reports and other documents filed or furnished to the SEC since May 12, 2017 and those filed or furnished to the SEC subsequent to the date hereof, including any amendments thereto, the “Clover Reports”). Each of the Clover Reports, at the time of its filing or being furnished to the SEC complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) applicable to the Clover Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Clover Reports did not, and any Clover Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Since January 1, 2019, neither Clover nor any of its Subsidiaries has consummated any unregistered offering of securities that by the terms of such offering requires subsequent registration under the Securities Act. None of the Subsidiaries of Clover are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b)   Clover is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or the rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Clover nor any of its Affiliates has made, arranged or modified (in any material respect) any extensions of credit in the form of a personal loan to any executive officer or director of Clover.

(c)   Clover maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Clover is reported on a timely basis to the individuals responsible for the preparation of Clover’s filings with the SEC and other public disclosure documents. Clover’s management has completed an assessment of the effectiveness of Clover’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Clover’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Clover maintained effective internal control over financial reporting as of December 31, 2018. Clover’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that are in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of Clover, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Clover are being made only in accordance with authorizations of management and directors of Clover and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Clover’s assets that could have a material effect on its financial statements.

(d)   Clover has disclosed, based on the most recent evaluation by its chief executive officer and its chief financial officer prior to the date hereof, to Clover’s auditors and the audit committee of the Clover Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Clover’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Clover’s internal control over financial reporting.

(e)   Each of the consolidated balance sheets included in or incorporated by reference into the Clover Reports (including the related notes and schedules) fairly presents, the consolidated financial position of Clover and its consolidated Subsidiaries as of its date and each of the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows included in, or incorporated by reference into, the Clover Reports (including any related notes and schedules) fairly presents the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect in accordance with GAAP consistently applied during the periods involved, except as may be noted therein).

SECTION 6.6.   Absence of Certain Changes

(a)   Except as expressly contemplated by this Agreement and the Transaction Documents, since December 31, 2018, Clover and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practice.

(b)   Since December 31, 2018, there has not been any change, event, occurrence, state of facts, condition, circumstance or effect that, individually or in the aggregate with such other changes, events, occurrences, states of facts, conditions, circumstances or effects, has resulted in or would reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

SECTION 6.7.   Litigation and Liabilities

(a)   There are no Actions pending or, to Clover’s Knowledge, threatened against Clover or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. Neither Clover nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that restricts in any material respect the manner in which Clover and its Subsidiaries conduct their businesses, that otherwise is material to Clover and its

Subsidiaries or that would, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Except (i) as reflected or reserved against in Clover’s most recent consolidated balance sheet (including the related notes and schedules) included in the Clover Reports filed prior to the date hereof, (ii) for obligations or liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet, (iii) liabilities and obligations arising out of or in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; or (iv) liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect, neither Clover nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, matured, unmatured, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Clover.

SECTION 6.8.   Compliance with Laws; Licenses; Anti-Corruption Laws; Import and Export Laws

(a)   Since the Applicable Date, the businesses of Clover and its Subsidiaries have not been, and are not being, conducted in violation of any Laws, Permits or any Privacy Policies, in each case, except for violations that, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole.

(b)   Each of Clover and its Subsidiaries has obtained and is in compliance with all Permits necessary to conduct its business as presently conducted (the “Clover Licenses”), except those the absence of which, individually or in the aggregate, have not resulted and would not reasonably be expected to result in a Clover Material Adverse Effect. The operation of the business of Clover and its Subsidiaries as presently conducted is not, and has not been since the Applicable Date, in violation of, nor is Clover or its Subsidiaries in default or violation under, any Clover License, and, to Clover’s Knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any material term, condition or provision of any Clover License, except where such default or violation of such Clover License, individually or in the aggregate, has not resulted and would not reasonably be expected to result in a Clover Material Adverse Effect. There are no Actions pending or, to Clover’s Knowledge, threatened, that seek the revocation, cancellation or adverse modification of any Clover License, except where such revocation, cancellation or adverse modification would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect. Since the Applicable Date, neither Clover nor any of its Subsidiaries has received any notice or communication of any noncompliance or alleged noncompliance with any Clover Licenses, except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect.

(c)   Since the Applicable Date, (i) none of Clover, its Subsidiaries or any Person associated with or acting on behalf of Clover or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof has granted, paid, offered or promised to grant, pay, or authorized or ratified the granting of payment, directly or indirectly, of any rebates, monies or anything of value to any Government Official or any political party or candidate for political office, or to any other Person under circumstances where Clover, any of its Subsidiaries, or any Person associated with or acting on behalf of Clover or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, knew or had reason to know that all or a portion of such rebates, monies or things of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (A) influencing any act or decision of such Government Official in his or her official capacity; (B) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (C) securing any improper advantage or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist Clover, any of its Subsidiaries or any Person associated with or acting on behalf of Clover or any of its Subsidiaries, including any officer, director, employee, agent and Affiliate thereof, in obtaining or retaining business for or with, or directing business to, any Person or to secure any other improper benefit or advantage, (ii) Clover, its Subsidiaries and each Person associated with or acting on behalf of Clover or any of its Subsidiaries, including any officer, director, employee, agent and

Affiliate thereof, have complied with the Anti-Corruption Laws and (iii) Clover and its Subsidiaries (A) have instituted policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws in all material respects, (B) have maintained such policies and procedures in full force and effect, (C) have not been subject to any pending Actions or, to Clover’s Knowledge, threatened with any Actions that alleges any material violation of any of the Anti-Corruption Laws and (D) have not made a voluntary disclosure to a Governmental Authority in respect of any of the Anti-Corruption Laws.

(d)   Since the Applicable Date, Clover and its Subsidiaries have at all times conducted their export and import and related transactions in material compliance with all applicable Import and Export Laws.

(e)   Since the Applicable Date, none of Clover and its Subsidiaries has engaged in nor is now knowingly engaging in, any unlawful dealings or transactions with (i) any Person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC or (ii) any Person in Cuba, Iran, Syria, North Korea or the Crimea region of Ukraine.

(f)   Without limiting the foregoing subsections (d) and (e), there have been no Actions, there are no pending Actions and, to Clover’s Knowledge, there are no threatened Actions, by any Governmental Authority of potential violations against Clover or any of its Subsidiaries with respect to compliance with Import and Export Laws.

SECTION 6.9.   Clover Material Contracts

(a)   Except for this Agreement and except for the Contracts filed as exhibits to the Clover Reports, as of the date hereof, none of Clover or its Subsidiaries is a party to or bound by any Contract (or, in each case, any group of related Contracts with respect to a single transaction or series of related transactions):

(i)   that would be required to be filed by Clover as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)   for the purchase of products or for the receipt of services, which (A) involved consideration or payments by the Clover and its Subsidiaries in excess of $10,000,000 in the aggregate during the calendar year ended December 31, 2018 or (B) requires consideration or payments by Clover and its Subsidiaries in excess of $10,000,000 in the aggregate over the remaining term of such Contract;

(iii)   that (A) purports to limit in any respect either the type of business in which Clover or any of its Subsidiaries (including, after the Effective Time, the SpinCo Entities) may engage or the manner or locations in which any of them may so engage in any business, (B) could require the disposition of any material assets or line of business of Clover or any of its Subsidiaries (including, after the Effective Time, the SpinCo Entities) (taken as a whole), (C) grants “most favored nation” status or contains “exclusivity,” requirements obligations or similar provisions that would purport to apply to Clover or any of its Subsidiaries (including, after the Effective Time, the SpinCo Entities), or (D) includes “take or pay” requirements or similar provisions obligating a Person to obtain a minimum quantity of goods or services from another Person, in each case of (A), (C) and (D), that are material to the Clover and its Subsidiaries and other than distribution agreements;

(iv)   relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for total consideration (including assumption of debt and any earn-out, deferred or contingent payment obligations) in excess of $50,000,000 pursuant to which any potential earn-out, deferred or contingent payment obligations remain outstanding (excluding indemnification obligations in respect of representations and warranties) or otherwise survive as of the date hereof;

(v)   relating to any material partnership, joint venture, strategic alliance or other similar agreement or arrangement;

(vi)   between Clover or any of its Subsidiaries, on the one hand, and any director or officer of Clover or any Person beneficially owning five percent or more of the outstanding shares of Clover Common Stock or any of their respective Affiliates (other than Clover and its Subsidiaries), on the other hand;

(vii)   relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether or not incurred, assumed, guaranteed or secured by any asset), in either case, in excess of $500,000,000;

(viii)   that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Clover or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any assets that are material to Clover and its Subsidiaries, taken as a whole;

(ix)   evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements or brokerage statements or similar Contract, in each case that require payments in excess of $5,000,000;

(x)   the primary purpose of which is to grant or receive any material license to, or right in or to use, material Intellectual Property Rights or material IT Assets, excluding nonexclusive licenses (i) to commercially available software or (ii) granted by a Clover or any of its Subsidiaries in the ordinary course of business, which do not involve the payment or receipt of royalties or other amounts of more than $10,000,000 annually; or

(xi)   that prohibits the payment of dividends or distributions in respect of the capital stock of Clover or any of its Subsidiaries, the pledging of the capital stock of Clover or any of its Subsidiaries or the incurrence of indebtedness for borrowed money or guarantees by Clover or any of its Subsidiaries.

Each such Contract described in subsections (i) through (xi) of this Section 6.9 is referred to herein as a “Clover Material Contract.”

(b)   A complete and correct copy of each Clover Material Contract has been made available to Moon in an electronic data room prior to the date hereof. Each of the Clover Material Contracts is valid and binding on Clover or its Subsidiaries, as the case may be, and, to Clover’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, or would not reasonably be expected to, individually or in the aggregate, result in a Clover Material Adverse Effect. There exists no breach or event of default with respect to any Clover Material Contracts on the part of Clover or its Subsidiaries or, to Clover’s Knowledge, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by Clover or its Subsidiaries or, to Clover’s Knowledge, any other party thereto, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect.

SECTION 6.10.   Real Property

(a)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect, with respect to the Clover Owned Real Property, (i) Clover or one of its Subsidiaries, as applicable, has good and marketable title to the Clover Owned Real Property, free and clear of any Lien other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Clover Owned Real Property, or any portion of the Clover Owned Real Property or interest therein. There are no parties other than Clover or its Subsidiaries in possession of the Clover Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect, the Clover Owned Real Property and all buildings, structures, improvements, and fixtures located on the Clover Owned Real Property have been maintained in accordance with normal industry practice, are in good operating condition and repair, and are suitable for the purposes for which they are currently used.

(b)   With respect to the Clover Leased Real Property, the agreements for such property are valid, legally binding, enforceable and in full force and effect in accordance with their terms, and none of Clover or any of its Subsidiaries, or to the Knowledge of Clover, any third party is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of Clover or its Subsidiaries, or to the Knowledge of Clover, any third party or permit termination, modification or acceleration by any third party thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole. The Clover Leased Real Property and all buildings, structures, improvements, and fixtures located on the Clover Leased Real Property are suitable for the purposes for which they have currently used, except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect. There are no Contracts or written or oral concessions granting to any Person other than Clover or its Subsidiaries the right to use or occupy any of the Clover Leased Real Property.

(c)   Neither Clover nor any of its Subsidiaries has received any notice of any pending or threatened condemnation of any Clover Owned Real Property or any Clover Leased Real Property by any Governmental Authority, nor, to Clover’s Knowledge, are there any public improvements or re-zoning measures proposed or in progress, in each case, that would reasonably be expected to result in a Clover Material Adverse Effect.

SECTION 6.11.   Employee Benefits

(a)   Section 6.11 of the Clover Disclosure Letter sets forth a complete and correct list of each material Benefit Plan (which list as of the date hereof need not include any Clover Non-U.S. Benefit Plan (as defined below) that Clover was not able to schedule on the date hereof, but which list shall be updated by Clover no later than sixty (60) days following the date of this Agreement solely to add such Clover Non-U.S. Benefit Plans and Clover shall make available to Moon a copy of each such Clover Non-U.S. Benefit Plan prior to the expiration of such 60-day period), and separately identifies each material Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Clover Non-U.S. Benefit Plan”).

(b)   With respect to each material Benefit Plan, Clover has made available to Moon, to the extent applicable, prior to the date hereof (or, solely with respect to any Clover Non-U.S. Benefit Plan that Clover was not able to schedule on the date hereof, shall make available to Moon within sixty (60) days following the date of this Agreement) complete and correct copies of (i) the Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Benefit Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report and (iv) all material correspondence to or from any Governmental Authority received in the last three years with respect to such Benefit Plan.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect, (i) each Benefit Plan (including any related trusts), other than Clover Non-U.S. Benefit Plans, has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by Clover or any Subsidiary with respect to each Benefit Plan have been paid or accrued in accordance with GAAP and (iii) there are no pending or, to Clover’s Knowledge, threatened claims (other than routine claims for benefits) or Actions by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto.

(d)   With respect to each ERISA Plan, Clover has made available to Moon, to the extent applicable, prior to the date hereof complete and correct copies of (i) the most recent summary plan description together with any summaries of all material modifications thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto and any amendments or supplements thereto).

(e)   Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code, has been determined by the IRS to be qualified under Section 401(a) of the Code and, to Clover’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. With respect to any ERISA Plan, neither Clover nor any Subsidiary of Clover has engaged in a transaction in connection with which Clover or a Subsidiary of Clover reasonably would be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed by either Section 4975 or 4976 of the Code.

(f)   Neither Clover nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with Clover has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any material obligation or liability (including any contingent liability) under, (i) a plan that is subject to Section 412 of the Code or Section 302 or title IV of ERISA or (ii) any Multiemployer Plans, in each case, in the last six years. No Benefit Plan is, and neither Clover nor any Person that is a member of a “controlled group of corporations” (as defined in Section 414(b) of the Code), is under “common control” (as defined in Section 414(c) of the Code), or is a member of the same “affiliated service group” (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) with Clover has any liability under, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a Multiple Employer Plan.

(g)   With respect to any ERISA Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such ERISA Plan or, if such liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of Clover, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been, or is expected to be, incurred by Clover, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such ERISA Plan and Clover has not received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (v) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (vi) except as would not reasonably be expected to be material to Clover, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (vii) neither Clover nor any Subsidiary has engaged in a transaction a principal purpose of which was to evade liability under ERISA as contemplated by Section 4069 of ERISA.

(h)   Except as required by applicable Law, no Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither Clover nor any of its Subsidiaries has any obligation to provide such benefits.

(i)   Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(j)   Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby could, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or independent contractor of Clover or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer, or independent contractor or (iii) directly or indirectly require Clover or any of its Subsidiaries to transfer or set aside any assets to fund any payments or benefits under any Benefit Plan.

(k)   Neither the execution, delivery or performance of this Agreement, stockholder adoption or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement or the Transaction Documents could, either alone or in combination with another event, result in the payment of any amount to any current or former employee, director, officer or independent contract of Clover or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(l)   Neither Clover nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement provides any current or former employee, director, officer or independent contract of Clover or any of its Subsidiaries with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

(m)   Except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect, (i) all Clover Non-U.S. Benefit Plans comply in all respects with applicable local Law, and all such plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions determined by qualified actuaries and (ii) as of the date hereof, there is no pending or threatened litigation relating to Clover Non-U.S. Benefit Plans.

SECTION 6.12.   Labor Matters

(a)   Section 6.12(a) of the Clover Disclosure Letter sets forth a complete and correct list of any collective bargaining agreement or other material agreement with a labor union, works council or like organization that Clover or any of its Subsidiaries is a party to or otherwise bound by (collectively, the “Clover Labor Agreements”), and, to Clover’s Knowledge, there are no activities or Actions by any individual or group of individuals, including representatives of any labor organizations, trade unions or labor unions, to organize any employees of Clover or any of its Subsidiaries. Clover has made available to Moon prior to the date hereof complete and correct copies of each material Clover Labor Agreement listed in Section 6.12(a) of the Clover Disclosure Letter.

(b)   There are no labor unions, trade unions, works councils or like organizations that represent employees of Clover or any of its Subsidiaries. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement or the Transaction Documents, either alone or in combination with another event, will not (i) entitle any third party (including any labor union, trade union, works council or like organization or Governmental Authority) to any payments under any of the Clover Labor Agreements or (ii) require the consent of, or advance notification to, or advance consultation with, any labor union, trade union, works council or like organization with respect to employees of Clover and its Subsidiaries.

(c)   As of the date hereof, there is no strike, lockout, slowdown, work stoppage, organizing activities, unfair labor practice or other material labor dispute, or Proceedings or grievance pending or, to Clover’s Knowledge, threatened against Clover or any of its Subsidiaries. Each of Clover and its Subsidiaries is in compliance in all material respects with the Clover Labor Agreements.

(d)   Neither Clover nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act that remains unsatisfied.

(e)   Clover and its Subsidiaries are, and since the Applicable Date, have been, in material compliance with all applicable Laws, rules and regulations, ordinances, Governmental Orders, Contracts, policies, plans and programs relating to employment, employment practices, compensation, the classification of employees as exempt/non-exempt, the classification of individuals as employees or independent contractors, immigration, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment and unemployment insurance.

SECTION 6.13.   Environmental Matters

Except for such matters that, individually or in the aggregate, would not reasonably be expected to result in a Clover Material Adverse Effect or or have a material adverse effect on the ability of Clover to perform its obligations hereunder or under the Transaction Documents or to consummate the transactions contemplated hereby or thereby, taken as a whole: (i) Clover and its Subsidiaries have at all times been in compliance with all, and have not violated any, Environmental Laws; (ii) no Clover Owned Real Property or Clover Leased Real Property or any other real property, currently or formerly owned, leased or operated by Clover or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) contain any Hazardous Material under conditions or circumstances that would reasonably be expected to result in liability to Clover or any of its Subsidiaries; (iii) neither Clover nor any of its Subsidiaries is subject to liability for any Hazardous Material present at or on any third-party property or is otherwise subject to any liability regarding any failure to properly store or handle, or any release of or exposure to, any Hazardous Material; (iv) neither Clover nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information or is a party to or the subject of any pending or, to Clover’s Knowledge, threatened Action alleging that Clover or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or regarding any Hazardous Material; (v) neither Clover nor any of its Subsidiaries is subject to any Governmental Order or other arrangement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability or obligations relating to any Environmental Law or regarding any Hazardous Material; and (vi) there are no other circumstances or conditions involving Clover or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law or regarding any Hazardous Material.

SECTION 6.14.   Taxes

(a)   Clover and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct in all material respects, (ii) have paid all Taxes shown as due on such Tax Returns and all material amounts of Taxes that Clover or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, former employee, independent contractor, creditor, stockholder or third party, except with respect to matters contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP and (iii) have not waived any statute of limitations with respect to a material amount of Taxes or agreed to any extension of time with respect to an assessment or deficiency of a material amount of Taxes, in each case in writing, which waiver or extension is currently in effect. There are no material Tax Liens upon any property or assets of Clover or any of its Subsidiaries except Permitted Liens.

(b)   As of the date hereof, (i) no deficiencies for a material amount of Taxes have been proposed or assessed in writing against or with respect to any Taxes due by or Tax Returns of Clover or any of its Subsidiaries, (ii) there are not pending or, to Clover’s Knowledge, threatened in writing, any audits, examinations, investigations or other Actions in respect of any material Taxes or material Tax Returns of Clover or any of its Subsidiaries and (iii) no claim has been made by a Governmental Authority in any jurisdiction where Clover or any of its Subsidiaries does not file Tax Returns that Clover or any of its Subsidiaries is or may be subject to material taxation by, or required to file Tax Returns in, such jurisdiction, which claim has not been fully resolved.

(c)   As of the date hereof, neither Clover nor any of its Subsidiaries (i) has been a member of an affiliated group filing an affiliated, combined, unitary, consolidated or similar income Tax Return (other than a group the common parent of which is Clover or any of its Subsidiaries), (ii) is a party to any Tax allocation, Tax sharing, Tax indemnity or similar agreement, other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes, and the Tax Matters Agreement or (iii) has liability for the Taxes of any Person (other than Clover or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(d)   During the last two years, neither Clover nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(e)   Neither Clover nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the IRS for the applicable period.

(f)   Clover and its Subsidiaries have made adequate provision in accordance with GAAP for any material amounts of Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the date hereof.

(g)   Neither Clover nor any of its Subsidiaries has agreed to make or is required to make any adjustment for a taxable period ending after the Closing Date under Section 481(a) of the Code or any similar provision of state, local or foreign Tax Law by reason of a change in or incorrect accounting method.

(h)   Neither Clover nor any of its Subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent (i) the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the Contribution and Distribution from qualifying as a “reorganization” under Sections 368(a), 361 and 355 of the Code or (iii) each of the transactions described on Schedule 7.3(b) from qualifying as either a “distribution” under Section 355 of the Code or as a “reorganization” under Sections 368(a), 361 and 355 of the Code.

(i)   None of Clover, any of its Subsidiaries or a coordinating group described in Treasury Regulations Section 1.355-7(h)(4) of which Clover or any of its Subsidiaries is a part, has acquired actually or constructively under Section 355(e)(4)(C) of the Code stock of Moon.

SECTION 6.15.   Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of Clover and its Subsidiaries, taken as a whole:

(a)   All registrations and applications of Intellectual Property Rights included in the Clover Owned Intellectual Property are subsisting and unexpired, and, to the Knowledge of Clover, valid and enforceable.

(b)   Clover and its Subsidiaries exclusively own their material Clover Owned Intellectual Property, free and clear of any and all Liens (other than Permitted Liens), and Clover has not since the Applicable Date received any written claim from any other Person challenging the validity, enforceability or ownership of same.

(c)   Since the Applicable Date, the operation of Clover’s and its Subsidiaries’ businesses has not infringed, misappropriated or otherwise violated the Intellectual Property Rights of any other Person, and neither Clover nor any of its Subsidiaries has since the Applicable Date received any written claim from any other Person alleging the same, except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect. To the Knowledge of Clover, no Person is infringing any Clover Owned Intellectual Property, except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect.

(d)   Since the Applicable Date, Clover and its Subsidiaries have taken all commercially reasonable actions and have implemented all reasonable policies and procedures to protect (i) its and their material trade secrets and confidential information included in the Clover Owned Intellectual Property, (ii) any Personal Data collected, stored, used, disclosed, transmitted, processed or disposed of in connection with or by or on behalf of Clover or its Subsidiaries and (iii) the integrity, continuous operation and security of its and their IT Assets, and there has been no unauthorized access to, and no material breaches, outages, violations of, any of the foregoing in clauses (i) – (iii), except as would not, individually or in the aggregate, reasonably be expected to result in a Clover Material Adverse Effect.

SECTION 6.16.   Insurance

Clover and each of its Subsidiaries are covered by insurance policies and self-insurance programs and arrangements relating to the business, assets and operations of Clover and its Subsidiaries that (a) are in full force and effect and (b) are sufficient for compliance with all applicable Laws and Contracts to which Clover or any of its Subsidiaries is a party or by which it is bound and as is customary in the industries in which Clover and its Subsidiaries operate. All premiums due under such insurance policies and self-insurance programs and arrangements have been paid.

SECTION 6.17.   Takeover Statutes

The Clover Board has taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby (including the Merger and the Voting Agreement) and thereby from the restrictions set forth in Article X of the Clover Certificate. No Takeover Statute or any anti-takeover provision in Clover’s Organizational Documents is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

SECTION 6.18.   Brokers and Finders

Other than Citigroup Global Markets Inc. and Baird (the fees and expenses of which will be paid by Clover), no broker, finder, investment banker, financial advisor or other similar Person is entitled to any brokerage fee, finders fee or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Clover or any Clover Subsidiary.

SECTION 6.19.   Proxy Statement; Registration Statements

None of the information regarding Clover or the Clover Subsidiaries or the transactions contemplated by this Agreement or the Transaction Documents provided by Clover specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the Clover Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the definitive Proxy Statement or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement and any amendment or supplement thereto, or, in the case of the Clover Registration Statement, the SpinCo Registration Statement and the Distribution Documents, at the time such registration statement becomes effective, at the Distribution Date and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement and the Clover Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by Clover with respect to information provided by Moon or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the Clover Registration Statement.

SECTION 6.20.   No Other Moon or SpinCo Representations or Warranties

Clover acknowledges and agrees that, except for the representations and warranties of Moon and SpinCo expressly set forth in this Agreement or any Transaction Document, neither Moon, SpinCo nor any of their respective Subsidiaries nor any other Person acting on behalf of Moon, SpinCo or any of their respective Subsidiaries makes any representation or warranty, express or implied and Clover is not relying on any representations or warranties, express or implied, other than the representations and warranties expressly set forth in Article IV and Article V. Without limiting the generality of the foregoing, Clover acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the SpinCo Business that may have been made available to Clover, Merger Sub or any of their Representatives by Moon, SpinCo or their respective Representatives.

SECTION 6.21.   Financing

(a)   As of the date hereof, the Financing Commitment Letter has not been amended, waived or modified by or with the consent of Clover, and the respective commitments contained in the Financing Commitment Letter have not been withdrawn, modified or rescinded in any respect. Except for the Financing Commitment Letter, Clover has not entered into any side letters or other contracts, instruments or other commitments, obligations or arrangements (whether written or oral) related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment Letter and delivered to Moon prior to the date of this Agreement.

(b)   The Financing Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Clover and, to the Knowledge of Clover, the other parties thereto (other than SpinCo). As of the date of this Agreement, no event has occurred and on the Closing Date, no event shall have occurred and be continuing, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Clover under any term or condition of the Financing Commitment Letter. Clover has fully paid any and all commitment fees, any other fees or any other amounts required by the Financing Commitment Letter to be paid on or before the date of this Agreement and Clover represents that it shall fully pay or cause to be paid any other fees or other amounts that are due under the Financing Commitment Letter or any related fee letter. Other than as set forth in the Financing Commitment Letter, there are no conditions precedent to the funding of the full amount of the Financing. As of the date hereof, Clover has no reason to believe that any of the conditions to the Financing to be satisfied by it will not be satisfied on a timely basis or that the Financing will not be available to SpinCo immediately prior to the Distribution.

ARTICLE VII
COVENANTS

SECTION 7.1.   Conduct of Business by Clover and Merger Sub Pending the Merger

(a)   Clover covenants and agrees as to itself and its Subsidiaries that, following the date hereof and prior to the Effective Time (or the earlier termination of this Agreement) (the “Interim Period”) unless Moon shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except (x) as otherwise required or expressly contemplated by this Agreement (including as set forth in Section 7.1(a) of the Clover Disclosure Letter) or the Transaction Documents or (y) as required by applicable Law, the business of Clover and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice and, to the extent consistent therewith, Clover and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, during the Interim Period, except (w) as otherwise required or expressly contemplated by this Agreement or the Transaction Documents, (x) as Moon may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) as set forth in the corresponding subsection of Section 7.1(a) of the Clover Disclosure Letter, Clover will not and will not permit its Subsidiaries to:

(i)   adopt, make or propose any change in the Organizational Documents of Clover;

(ii)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than acquisitions of goods or services in the ordinary course of business consistent with past practice or any acquisitions with a value not exceeding of $50,000,000 in the aggregate (in each case, subject to Section 7.6(f));

(iii)   issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of Clover or any of its Subsidiaries (other than the issuance of shares (A) by a wholly owned Subsidiary of Clover to Clover or another wholly owned Subsidiary or (B) in respect of the settlement of Clover Equity Awards in accordance with their terms and, as applicable, the Clover Stock Plan as in effect on the date hereof), securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than the issuance of annual Clover Equity Awards and issuance of Clover Equity Awards in connection with new hires or promotions, in each case, in the ordinary course of business consistent with past practice);

(iv)   make any material loans, advances, guarantees or capital contributions to or investments in any Person (other than to Clover or a wholly owned Subsidiary of Clover) other than (x) in the ordinary course of business consistent with past practice or (y) in an amount not to exceed $10,000,000 in the aggregate (in each case, subject to Section 7.6(f));

(v)   (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for dividends paid by any direct or indirect wholly owned Subsidiary of Clover to Clover or to any other direct or indirect wholly owned Subsidiary of Clover or (B) enter into any agreement with respect to the voting of its capital stock;

(vi)   reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than (i) the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Clover Equity Awards in accordance with their terms and, as applicable, the Clover Stock Plans as in effect on the date hereof and (ii) repurchases of shares of Clover Common Stock pursuant to Clover’s announced stock repurchase program);

(vii)   incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Clover or any of its Subsidiaries, except for (A) indebtedness for borrowed money incurred in the ordinary course of business, (B) indebtedness for borrowed money under Clover’s existing revolving credit facility incurred in the ordinary course of business, (C) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business or (D) guarantees of indebtedness of wholly owned Subsidiaries of Clover;

(viii)   make any material changes with respect to accounting policies or procedures, except as required by GAAP;

(ix)   compromise, settle or agree to settle any Actions or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business that (i) other than pursuant to clause (ii) directly below, involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Clover or its Subsidiaries or (ii) involve the payment of an amount not in excess of $20,000,000 in the aggregate for Actions relating to, or arising from, alleged exposure to asbestos;

(x)   transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than an encumbrance that constitutes a Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of Intellectual Property Rights, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $50,000,000 in the aggregate;

(xi)   except as otherwise required by existing Benefit Plans, policies or Contracts, (A) adopt, enter into, amend or increase the benefits under any Benefit Plan if such action would increase the benefits provided to any employee of Clover or any of its subsidiaries or the cost for providing such benefits (except to the extent permitted by the following clause (B)) or (B) grant any increase in compensation or severance pay to any employee of Clover or any of its subsidiaries other than (x) increases in base salary or wages for employees whose base compensation is less than $225,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries and base wage rates in the ordinary course of business or (z) in connection with a promotion or job reassignment in the ordinary course of business;

(xii)   materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA Plan in which employees of Clover or any of its subsidiaries participate that is required by Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or the IRS;

(xiii)   become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;

(xiv)   adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

(xv)   (i) except in the ordinary course of business or as required by Law, terminate or fail to use commercially reasonable efforts to renew any Clover Material Contract to which Clover or any of the Clover Subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (ii) except in the ordinary course of business, enter into any Contract that would have been a Clover Material Contract were it in effect as of the date hereof;

(xvi)   engage in any activity that would constitute a breach of Section 6.01 of the Employee Matters Agreement if the Employee Matters Agreement were fully executed and effective as of the date hereof;

(xvii)   make, change or revoke any material Tax election or settle, compromise or abandon any material Tax liability, in each case (i) other than in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on Clover and the Clover Subsidiaries taken as a whole; or

(xviii)   agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b)   In addition, during the Interim Period, Clover shall and shall cause each of the Clover Subsidiaries to (i) prepare and timely file all Tax Returns that it is required to file; (ii) timely pay all Taxes shown to be due and payable on such Tax Returns; and (iii) promptly notify Moon of any notice of any Action or audit in respect of any Tax matters (or any significant developments with respect to ongoing Actions or audits in respect of such Tax matters).

SECTION 7.2.   Conduct of Business by Moon and SpinCo Pending the Merger

(a)   Moon covenants and agrees as to itself and its Subsidiaries (including the SpinCo Entities) that, during the Interim Period, unless Clover shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except (x) as otherwise required or expressly contemplated by this Agreement (including as set forth in Section 7.2(a) of the SpinCo Disclosure Letter), the Reorganization or the Transaction Documents, or (y) as required by applicable Law, the SpinCo Business shall be conducted in the ordinary course of business consistent with past practice and, to the extent consistent therewith, it and the SpinCo Entities shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the SpinCo Business’ and SpinCo Entities’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, during the Interim Period, except (w) as required or expressly contemplated by this Agreement, the Reorganization or the Transaction Documents, (x) as Clover may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as required by Law or (z) as set forth in the corresponding subsection of Section 7.2(a) of the SpinCo Disclosure Letter, Moon will not and will not permit the SpinCo Entities to, in each case with respect to the SpinCo Business:

(i)   adopt, make or propose any change in the Organizational Documents of any SpinCo Entity;

(ii)   acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties (including owned real properties), interests (including leasehold interests in real properties) or businesses, other than (A) acquisitions of goods or services in the ordinary course of business consistent with past practice or (B) any acquisitions with a value not exceeding $50,000,000 in the aggregate (in each case, subject to Section 7.6(f)); provided, except with respect to any Owned Real Property or Leased Real Property that is included in the PFS Acquisition or which would be an Excluded Asset, the foregoing $50,000,000 basket shall not apply with respect to any Owned Real Property or Leased Real Property that (i) is subject to any known material Hazardous Materials or material violations of any Environmental Law or (ii) is located in any country set forth in Section 7.2(a)(ii)(z) of the SpinCo Disclosure Letter;

(iii)   issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of a SpinCo Entity, securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than issuances to SpinCo Entities and rights arising from the Distribution);

(iv)   make any material loans, advances, guarantees or capital contributions to or investments in any Person, other than to SpinCo or a wholly owned SpinCo Subsidiary;

(v)   (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any capital stock of a SpinCo Entity except for dividends paid by any direct or indirect wholly owned Subsidiary of SpinCo to SpinCo or to any other direct or indirect wholly owned Subsidiary of SpinCo or (B) enter into any agreement with respect to the voting of the capital stock of a SpinCo Entity;

(vi)   reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock of a SpinCo Entity (other than the withholding of shares to satisfy withholding Tax obligations upon the exercise, vesting or settlement of Moon Equity Awards in accordance with their terms and, as applicable, the Moon Stock Plans as in effect on the date here);

(vii)   to incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of SpinCo or any SpinCo Subsidiary, in each case, that would be a SpinCo Liability at the Effective Time, except for (A) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice not to exceed $50,000,000 in the aggregate, (B) indebtedness for borrowed money under letters of credit, bonds, sureties or similar credit support or assurances in the ordinary course of business, (C) the Total SpinCo Debt (as defined in the Separation and Distribution Agreement) or (D) indebtedness or guarantees of indebtedness among wholly owned Subsidiaries of SpinCo or SpinCo;

(viii)   make any material changes with respect to accounting policies or procedures of any SpinCo Entity or the SpinCo Business, except as required by GAAP;

(ix)   compromise, settle or agree to settle any Actions or investigation (including any Action or investigation relating to this Agreement or the transactions contemplated hereby) that would be SpinCo Assets or SpinCo Liabilities at the Effective Time, other than compromises, settlements or agreements in the ordinary course of business that (i) other than pursuant to clause (ii) directly below, involve only the payment of monetary damages not in excess of $5,000,000 individually or $25,000,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any SpinCo Entity or (ii) involve the payment of an amount not in excess of $2,000,000 in the aggregate for Actions relating to, or arising from, alleged exposure to asbestos;

(x)   transfer, sell, lease, license, mortgage, pledge, surrender, encumber (other than an encumbrance that constitutes a Permitted Lien), divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, rights, properties or businesses, in whole or in part, that would be SpinCo Assets at the Effective Time; except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or sales of inventory, (C) cancellations, abandonments, lapses or expirations of non-material registrations or applications of Intellectual Property Rights, in each case of (A), (B) and (C), in the ordinary course of business, or (D) other dispositions of assets in an amount not to exceed $10,000,000 in the aggregate;

(xi)   except as otherwise required by existing Benefit Plans, Law, policies or Contracts or where the cost thereof would be entirely borne by Moon, (A) adopt, enter into, amend or increase the benefits under any Benefit Plan if such action would increase the benefits provided to any SpinCo Employee or the cost for providing such benefits (except to the extent permitted by the following clause (B)), or (B) grant any increase in compensation or severance pay to any SpinCo Employee other than (x) increases in base salary or wages for SpinCo Employees whose base compensation is less than $225,000 in the ordinary course of business consistent with past practice, (y) annual merit-based increases to employee salaries and base wage rates in the ordinary course of business or (z) in connection with a promotion or job reassignment in the ordinary course of business;

(xii)   materially change any actuarial or other assumptions used to calculate funding obligations with respect to any ERISA Plan in which SpinCo Employees participate with respect to SpinCo Employees that is required by Law to be funded or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or the IRS;

(xiii)   with respect to the SpinCo Business, (A) hire any new employee (other than to replace a terminated employee or, solely where such employee would be a Group 1 Employee, Group 2 Employee or Group 3 Employee (as each such term is defined in the Employee Matters Agreement) upon hiring, to fill open job positions in the ordinary course of business) or assign any existing Moon employee to the SpinCo Business such that such individual becomes a SpinCo Employee, or (B) transfer the employment or reallocate the duties or responsibilities of any SpinCo Employee employed as of the date of this Agreement, such that such Person would not be a SpinCo Employee at the Closing;

(xiv)   become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a trade union, labor union, works council or similar organization;

(xv)   except as set forth on Section 7.2(a)(xv) of the SpinCo Disclosure Letter, issue to SpinCo Employees any additional awards under the Moon Stock Plans that would be subject to Section 3.4, or modify or waive the terms of any outstanding Moon Equity Awards that are subject to Section 3.4, or modify or waive the terms of any Moon Stock Plan as applied to any outstanding awards under such Moon Stock Plans that are subject to Section 3.4;

(xvi)   engage in any activity that would constitute a breach of Section 6.02 of the Employee Matters Agreement if the Employee Matters Agreement were fully executed and effective as of the date hereof;

(xvii)   (i) except in the ordinary course of business, or as required by Law, terminate or fail to use commercially reasonable efforts to renew any SpinCo Material Contract to which SpinCo or any of the SpinCo Subsidiaries is a party or modify, amend, waive, release or assign any material rights or claims thereunder or (ii) except in the ordinary course of business, enter into any Contract that would have been a SpinCo Material Contract if it were in effect as of the date hereof;

(xviii)   except in the ordinary course of business, enter into or amend any agreement or arrangement that will be a SpinCo Contract as of the Closing with any Affiliate of Moon or any Moon Subsidiary (other than SpinCo or a SpinCo Subsidiary);

(xix)   amend or modify the acquisition agreement (other than immaterial amendments or modifications) or amend or modify in any material respect any ancillary agreement in respect of the acquisition set forth on Section 7.2(a)(xix) of the SpinCo Disclosure Letter (the “Pending Acquisition” and such agreements, the “Pending Acquisition Agreements”), waive, release or assign any rights, obligations or conditions under any Pending Acquisition Agreements in a manner materially adverse to SpinCo, grant any material affirmative consent under any Pending Acquisition Agreement or fail to use commercially reasonable efforts to complete such Pending Acquisition on the terms and conditions set forth in the Pending Acquisition Agreement;

(xx)   fail to make an amount of capital expenditures for the SpinCo Business set forth in Section 7.2(a)(xx) of the SpinCo Disclosure Letter, excluding variations below such amount not exceeding 5.0%, in the aggregate;

(xxi)   adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other material reorganization;

(xxii)   make, change or revoke any material Tax election in respect of the SpinCo Business that would bind any SpinCo Entity for periods following the Effective Time or settle, compromise or abandon any material Tax liability for which a SpinCo Entity would be responsible under the Tax Matters Agreement, in each case other than (i) in the ordinary course of business or (ii) as would not be likely to have a material and adverse impact on the SpinCo Entities, taken as a whole;

(xxiii)   take or refrain from taking any action in respect of working capital of the SpinCo Business that is outside of the ordinary course of business consistent with past practices, including (w) delaying the payment of accounts payable of, or other amounts owed to any Person by, the SpinCo Business, (x) accelerating the receipt of accounts receivable of, or other amounts owed by any Person to, the SpinCo Business, (y) deferring the purchase of inventory pursuant to orders received or anticipated, or (z) amending or waiving any credit or collection policy of the SpinCo Business, in each case of clauses (w), (x), (y) and (z) other than in the ordinary course of business consistent with past practice; or

(xxiv)   agree, commit, arrange, authorize, resolve or enter into any understanding to do any of the foregoing.

(b)   In addition, during the Interim Period, Moon shall cause each SpinCo Entity to (i) prepare and timely file all Tax Returns that it is required to file; (ii) timely pay all Taxes shown to be due and payable on such Tax Returns; and (iii) promptly notify Clover of any notice of any Action or audit in respect of any Tax matters (or any significant developments with respect to ongoing Actions or audits in respect of such Tax matters).

SECTION 7.3.   Tax Matters

(a)   This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure the Tax-Free Status of the External Transactions and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status of the External Transactions. Following the Effective Time, none of Moon, Clover or any of their Affiliates shall knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Tax-Free Status of the External Transactions.

(b)   Clover and Moon shall cooperate and use their respective reasonable best efforts in order for:

(i)   Clover to obtain the opinion of Clover Tax Counsel, in form and substance reasonably acceptable to Clover, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters to the effect that, for U.S. federal income Tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and no income, gain or loss will be recognized by any of Clover, Merger Sub, SpinCo or the holders of SpinCo Common Stock as a result of the Merger (except with respect to the receipt of cash in lieu of fractional shares of Clover Common Stock) (such opinion of such Clover Tax Counsel, the “Clover Tax Opinion”); and

(ii)   Moon to obtain the opinion of Moon Tax Counsel, in form and substance reasonably acceptable to Moon, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, (I) as to the Tax-Free Status of the External Transactions; (II) that, for U.S. federal income Tax purposes, each of the transactions described on Schedule 7.3(b) will qualify as either a “distribution” under Section 355 of the Code or as a “reorganization” under Section 368(a), including by way of Sections 361 and 355 of the Code, as applicable, and no income, gain or loss will be recognized by the parties thereto (as determined for U.S. federal income Tax purposes) that is subject to U.S. federal income Tax; and (III) covering any other matters reasonably requested by Moon with respect to the Tax treatment of material transactions undertaken pursuant to the Plan of Reorganization (such opinion of Moon Tax Counsel, the “Moon Tax Opinion”). Notwithstanding the foregoing, no additional opinion described in clause (III) of the previous sentence shall be a condition to Closing, and to the extent that Moon receives the ruling described in Section 2.1(d) of the Separation and Distribution Agreement, the opinion of Moon Tax Counsel as it relates to clause (b) of the definition of Tax-Free Status of the External Transactions shall be waived by Moon, or Moon Tax Counsel shall provide such opinion on the basis of such ruling.

(c)   As a condition precedent to the rendering of the Moon Tax Opinion and the Clover Tax Opinion, Clover, Moon and SpinCo, and others, if required, shall, as of the Closing Date, execute and deliver to Moon Tax Counsel and Clover Tax Counsel the Tax Representation Letters. In addition, Clover, Moon and SpinCo, and others, if required, shall, as of the date for filing the Clover Registration Statement (or such other date(s) as determined necessary by counsel in connection with the filing of the Clover Registration Statement or its exhibits), execute and deliver to Moon Tax Counsel and Clover Tax Counsel the Tax Representation Letters, dated and executed as of the applicable filing date.

SECTION 7.4.   Preparation of the Registration Statements, Proxy Statement and Schedule TO; Clover Stockholders Meeting

(a)   Registration Statements; Proxy Statement; Schedule TO. As promptly as practicable after the delivery by Moon of the Audited Financial Statements, any applicable Interim Financial Statements, the Rule 3-05 Audited Financial Statements, and any applicable Rule 3-05 Interim Financial Statements pursuant to Section 7.17, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement (i) Clover, Moon and SpinCo shall jointly prepare and Clover shall file with the SEC, the Proxy Statement to be sent to the holders of Clover Common Stock relating to the Clover Stockholders Meeting and the Clover Registration Statement, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Clover Common Stock to be issued in the Merger; (ii) Clover, Moon and SpinCo shall jointly prepare and Moon shall file with the SEC the SpinCo Registration Statement; and (iii) if the Distribution is effected in whole or in part as an exchange offer, Moon shall prepare and file with the SEC, when and as required, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Schedule TO”). The Clover Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Schedule TO shall comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

(b)   Each of Clover, Moon and SpinCo shall use its reasonable best efforts to have the Clover Registration Statement and the SpinCo Registration Statement (together, the “Registration Statements”) declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the Clover Registration Statement and the SpinCo Registration Statement, each of Clover, Moon and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with, in the case of Clover, the issuance of Clover Common Stock and, in the case of Moon and SpinCo, the Distribution. As promptly as practicable after the SpinCo Registration Statement shall have become effective, Moon shall cause the Distribution Documents to be mailed to holders of Moon Common Stock. As promptly as practicable after the Clover Registration Statement shall have become effective, Clover shall cause the Proxy Statement to be mailed to Clover’s stockholders. No filing of, or amendment or supplement to, the Clover Registration Statement or the Proxy Statement will be made by Clover without providing Moon and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Clover). No filing of, or amendment or supplement to, the SpinCo Registration Statement or the Schedule TO, if applicable, will be made by Moon or SpinCo without providing Clover with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by Moon).

(c)   If at any time prior to the Effective Time any information relating to Clover, Moon or SpinCo, or any of their respective Affiliates, directors or officers, is discovered by Clover, Moon or SpinCo to be required to be set forth in an amendment or supplement to the Clover Registration Statement, the Proxy Statement, the SpinCo Registration Statement or the Schedule TO, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly prepared by the Parties and filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Clover. Each Party shall notify the other Party promptly of the time when the Clover Registration Statement or the SpinCo Registration Statement has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Clover Common Stock issuable in connection with the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to provide the other Parties and their respective counsel with copies of any written comments, and shall inform the other Party of any oral comments, that such Party or its counsel may receive from time to time from the

SEC or its staff with respect to the Clover Registration Statement, the Proxy Statement, the SpinCo Registration Statement or the Schedule TO promptly after receipt of such comments, and any written or oral responses thereto. Each Party and its respective counsel shall be given a reasonable opportunity to review any such written responses and each Party shall give due consideration to the additions, deletions or changes suggested thereto by the other Parties and their respective counsel.

(d)   In connection with the filing of the Registration Statements and other SEC filings contemplated hereby, Moon shall use its reasonable best efforts to (i) cooperate with Clover to prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X; and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Moon to discuss the materials prepared and delivered pursuant to this Section 7.4(d).

(e)   Moon and SpinCo agree to promptly provide Clover with the information concerning Moon and SpinCo and their respective Affiliates required to be included in the Proxy Statement and the Clover Registration Statement. In furtherance of the foregoing, Moon and SpinCo shall use all reasonable best efforts to, or shall use all reasonable best efforts to cause their respective Representatives to, furnish promptly to Clover such additional financial and operating data and other information, as to the SpinCo Business as Clover may require in connection with the preparation of the Proxy Statement and the Clover Registration Statement.

(f)   Clover agrees to promptly provide Moon and SpinCo with the information concerning Clover and its Affiliates required to be included in the SpinCo Registration Statement and the Schedule TO. In furtherance of the foregoing, Clover shall use all reasonable best efforts to, or shall use all reasonable best efforts to cause its Representatives to, furnish promptly to Moon and SpinCo such additional financial and operating data and other information, as to it and its Subsidiaries’ businesses as Moon and SpinCo may require in connection with the preparation of the SpinCo Registration Statement and the Schedule TO.

(g)

(i)   Clover shall establish a record date for, and, as soon as practicable following the effectiveness of the Clover Registration Statement, duly call and give notice of and convene and, as soon as practicable thereafter, hold a meeting of its stockholders (the “Clover Stockholders Meeting”) for the purpose of seeking the Clover Stockholder Approval. Clover shall not postpone, delay or adjourn, or change the record date with respect to, the Clover Stockholders Meeting, without the prior written consent of Moon (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that Clover may, after consultation with Moon, and, in the case of clause (A) below upon the reasonable request of Moon shall, adjourn the Clover Stockholders Meeting (A) for a period reasonably necessary to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Clover Stockholder Approval would not otherwise be obtained, (B) for a period reasonably necessary if a quorum has not been established, (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Clover Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Clover stockholders prior to the Clover Stockholders Meeting; or (D) for a period reasonably necessary if required by Law.

(ii)   Unless the Clover Board shall have effected a Clover Change of Recommendation in accordance with Section 7.10, Clover shall, through the Clover Board, make the Clover Recommendation and include such Clover Recommendation in the Proxy Statement and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the Clover Stockholder Approval, and (B) take all other actions necessary or advisable to secure the Clover Stockholder Approval.

(iii)   Notwithstanding any Clover Change of Recommendation, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the Clover Share Issuance shall be submitted to the stockholders of Clover for approval at the Clover Stockholders Meeting whether or not (x) the Clover Board shall have effected a Clover Change of Recommendation or (y) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Clover or any of its Representatives. Notwithstanding anything to the contrary contained in this Agreement, Clover shall not be required to hold the Clover Stockholders Meeting if this Agreement is validly terminated.

SECTION 7.5.   Listing

As promptly as practicable following the date hereof, Clover shall make application to the NYSE for the listing of the shares of Clover Common Stock to be issued pursuant to the transactions contemplated by this Agreement and use all reasonable best efforts to cause such shares to be approved for listing on the NYSE, subject to official notice of issuance.

SECTION 7.6.   Reasonable Best Efforts

(a)   Subject to the terms and conditions of this Agreement, each Party will use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing all forms, registrations, petitions, notices, and filings required to be made to consummate the Merger and the other transactions contemplated by this Agreement; (ii) satisfying the conditions to consummating the Merger and the other transactions contemplated by this Agreement; (iii) taking all reasonable actions to avoid or eliminate each and every impediment to Closing, including obtaining any material consent, authorization, waiver, license, order, waiting period expiration, approval, permit, exemption, or clearance from any third party, which are necessary or advisable to be obtained in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including, for the avoidance of doubt, as required under the HSR Act and under the Competition Laws of the jurisdictions set forth in Schedule 7.6(a)) (collectively, the “Approvals”); and (iv) using reasonable best efforts not to take any action after the date of this Agreement that would reasonably be expected to result in a material delay in obtaining, or in not obtaining, any Approvals.

(b)   In furtherance and not in limitation of the foregoing, the parties agree (i) as promptly as practicable and advisable, and in any event no later than 20 Business Days after the date of this Agreement, to prepare and submit Notification and Report Forms as required under the HSR Act; (ii) as promptly as practicable and advisable, to prepare and submit any notification required under the Competition Laws of any of the jurisdictions listed in Schedule 7.6(b); and (iii) as promptly as practicable and advisable, to prepare and submit all other necessary filings with other Governmental Authorities relating to the Merger; and (iv) as promptly as practicable following the receipt thereof, respond to (or properly reduce the scope of) any formal or informal request for additional information or documentary material received by either Party from any Governmental Authority.

(c)   Notwithstanding anything in this Agreement to the contrary, Clover and Moon shall jointly determine the strategy to be pursued for obtaining all Approvals and clearances (other than any strategy related to Remedial Actions) under any Competition Law, including with respect to any filings, notifications, submissions, and communications made in connection with the obtaining of the required Approvals or clearance under any Competition Law; provided that, Clover shall (subject to Section 7.6(d) below) determine, after consultation with and taking into account in good faith any suggestions of Moon with respect thereto, the strategy to be pursued with respect to whether and to what extent to offer, or agree to sell, divest, lease, license, transfer, dispose of, hold separate, or place any restrictions on the operation of any assets, licenses, operations, rights, product lines, businesses, or interests therein of Clover or SpinCo (a “Remedial Action”); provided that the Parties shall act reasonably promptly and cooperate in connection herewith in a manner designed to cause the Closing not to occur materially later than the date the Closing would otherwise have occurred if it had not been necessary to obtain Approvals and clearances under Competition Laws.

(d)   Without limiting this Section 7.6, but subject to the next sentence of this Section 7.6(d), each Party will take, or to cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under the HSR Act or any other Competition Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of SpinCo (or the SpinCo Subsidiaries) or Clover (or the Clover Subsidiaries), as applicable, or otherwise taking or committing to take action that limits SpinCo’s or the SpinCo Subsidiaries’ or Clover’s or the Clover Subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of SpinCo (or the SpinCo Subsidiaries) or Clover (or the Clover Subsidiaries) in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the Closing; provided, however, (A) Moon shall not take or agree to any of the foregoing actions in connection with the matters contemplated by this Section 7.6(d) without the prior written consent of Clover and (B) that the Parties shall not be required to take and shall not take or agree to take any of the foregoing actions in connection with the matters contemplated by this Section 7.6(d) that require sales, divestitures, dispositions, licenses or other Remedial Action in respect of any assets or businesses of Clover (or the Clover Subsidiaries) or SpinCo (or the SpinCo Subsidiaries) (x) that, in the aggregate in the United States account for more than $200 million of revenue generated during the 12-month period ended December, 31, 2019 or (y) that, in the aggregate in all jurisdictions including outside of the United States, account for more than $400 million of revenue generated during the 12-month period ended December 31, 2019; provided, further, that the effectiveness of any such sale, divestiture or disposition License or other Remedial Action or commitment shall be conditioned upon the Closing occurring. For the avoidance of doubt, nothing in this Agreement shall require Moon to agree to any sale, divestiture, licensing or disposition of any assets or businesses, or restriction or change in the ownership, conduct or operations of any assets or businesses, in each case, that are not included in the SpinCo Business.

(e)   The Parties shall cooperate in all respects with each other in connection with all actions to be taken pursuant to this Section 7.6, including in the preparation and making of filings contemplated by Section 7.6(b). Moon shall use its reasonable best efforts to provide to Clover all necessary information and assistance as Clover may reasonably require in responding to any Governmental Authority’s request for additional information or in connection with any other investigation or inquiry, including any proceeding initiated by a third party. Each Party shall keep the other Party and its counsel reasonably informed of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other U.S. or foreign Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (and in each case, if any such communication is in writing, share a copy with the other Party). Each Party shall consult with the other in advance of any meeting or conference with the DOJ, the FTC, or any other Governmental Authority, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences. The parties may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.6(e) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary in this Section 7.6(e), materials provided pursuant to this Section 7.6(e) may be redacted (i) to remove references concerning valuation; (ii) to the extent necessary to comply with contractual arrangements; and (iii) to the extent necessary to address reasonable privilege and confidentiality concerns.

(f)   Neither Clover nor Moon shall enter into any transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay or materially and adversely affect such Party’s ability to (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, orders and approvals required under any other Competition Law applicable to the transactions contemplated by this Agreement, or (ii) obtain all authorizations, consents, orders and approvals of Government Authorities necessary for the consummation of the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement.

SECTION 7.7.   Financing

(a)   Clover shall, and shall cause its Subsidiaries to, use reasonable best efforts to take (or cause to be taken) all actions necessary, proper or advisable to arrange as promptly as reasonably practicable prior to the Closing (i) the Financing on the terms and conditions (including any “market flex” provisions included in any related flex letter) set forth in the executed commitment letter (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement; (B) any associated flex letter (together, the “SpinCo Financing Commitment Letter”); (C) any associated fee letter; and (D) any other associated side letter or other agreement or arrangement containing conditions to the funding of the full amount of the Financing (together with the SpinCo Financing Commitment Letter, the “Financing Commitment Letter”)) from Citi, KKR Capital Markets LLC, KKR Corporate Lending LLC and Goldman Sachs Bank USA (together with all additional lenders and financing sources added to the SpinCo Financing Commitment Letter or Financing Commitment Letter, the “Lenders”), pursuant to which, among other things, the Lenders have committed to provide SpinCo with debt financing with net proceeds of $1,900,000,000 for the purpose of making the SpinCo Payment (as defined in the Separation and Distribution Agreement) (the debt financing contemplated by the Financing Commitment Letter, being referred to as the “Financing”) or on such other terms that would not be prohibited by Section 7.7(b) or (ii) in the event all or any portion of the Financing pursuant to the Financing Commitment Letter becomes unavailable, the Alternative Financing on the terms and conditions set forth in the Alternative Commitment Letter (including any “market flex” provisions included in any flex letter relating thereto) or on such other terms as would not be prohibited by Section 7.7(b). Clover shall, and shall cause its Subsidiaries to, use reasonable best efforts to (A) maintain the Financing Commitment Letter in effect until the earlier of the initial funding of the Financing or the effectiveness of the Financing Agreements, (B) negotiate definitive agreements with respect to the Financing, on the terms and conditions contained in the Financing Commitment Letter (including any “market flex” provisions included in any related flex letter) or on such other terms that would not be prohibited by Section 7.7(b) (the “Financing Agreements”) and shall deliver to SpinCo a copy thereof as promptly as practicable (and no later than one (1) Business Day after such execution), and upon the effectiveness thereof, maintain the Financing Agreements in effect until the initial funding of the Financing, (C) comply with the obligations that are set forth in the Financing Commitment Letter that are applicable to Clover or any Subsidiary of Clover and satisfy on a timely basis all conditions precedent to the availability of the Financing set forth in the Financing Commitment Letter and the Financing Agreements that are within its control, (D) fully enforce the rights of Clover under the Financing Commitment Letter and the Financing Agreements, and (E) use reasonable best efforts to arrange for the Financing to be available for SpinCo to draw upon and consummate at or prior to the Distribution. In the event the Financing in the amounts set forth in the Financing Commitment Letter or the Financing Agreements, or any portion thereof, becomes unavailable, or it becomes reasonably likely that it may become unavailable, on the terms and conditions contemplated in the Financing Commitment Letter (including any “market flex” provisions included in any related flex letter) or the Financing Agreements, Clover shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain promptly alternative financing, from the same or alternative financing sources, in an amount sufficient to make the SpinCo Payment, and which Alternative Financing shall not contain conditions precedent to the funding thereof that are less favorable to Clover or SpinCo than the conditions precedent with respect to the Financing set forth in the Financing Commitment Letter and to obtain, and, when obtained, to provide promptly to SpinCo a copy of, a new financing commitment that provides for such Alternative Financing (the “Alternative Commitment Letter”) and to negotiate definitive agreements with respect thereto on the terms and conditions contained therein (the “Alternative Financing Agreements”); provided that the terms of any Alternative Financing must be consistent with the Tax-Free Status of the External Transactions, as reasonably determined by Moon and SpinCo. In the event any Alternative Financing is obtained, any reference in this Agreement to “Financing” shall include such Alternative Financing, any reference to “Financing Commitment Letter” shall include the Alternative Commitment Letter with respect to such Alternative Financing, any reference to “Lenders” shall include the financial institutions providing such Alternative Financing, and any reference to “Financing Agreements” shall include any definitive agreements with respect to such Alternative Commitment Letter, and all obligations of each Party pursuant to this Section 7.7 shall be applicable thereto to the same extent as such Party’s obligations, as the case may be, with respect to the Financing. Clover shall promptly pay all commitment, engagement or arrangement fees, ticking fees, structuring fees, upfront fees or similar fees and expenses associated with the Financing

(including as a result of the exercise of any “market flex” provisions in any flex letter by the Lenders) (the “Commitment Fee Expenses”) which Commitment Fee Expenses may not be netted from the proceeds of the Financing, except to the extent the amount of the Financing is increased to fund flex OID as contemplated by the Financing Commitment Letter.

(b)

(i)   Without limitation of the obligations of Clover under this Agreement, Clover shall give SpinCo prompt written notice if Clover becomes aware of (w) any breach (or threatened breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Financing Commitment Letter or the Financing Agreements; (x) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Lenders; (y) any material dispute or disagreement between or among any of the parties to the Financing Commitment Letter or the Financing Agreements relating to, or otherwise potentially affecting, the amount or the availability of the Financing on the Closing Date or satisfaction of the conditions thereunder; and (z) any amendment or modification of, or waiver under, the Financing Commitment Letter or the Financing Agreements. Clover shall give SpinCo prompt written notice if Clover believes in good faith that Clover will not be able to timely arrange for SpinCo to obtain all or any portion of the Financing on the terms and in the manner or from the sources contemplated by the Financing Commitment Letter or the Financing Agreements. Clover shall keep SpinCo informed in reasonable detail of the status of its efforts to arrange the Financing, including by providing copies of then-current drafts of the Financing Agreements and providing copies of all definitive Financing Agreements, in each case, upon request. Clover shall not, without the prior written consent of SpinCo, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Financing Commitment Letter in a manner that: (i) adds new or expands upon the conditions precedent to the funding of the Financing as set forth in the Financing Commitment Letter, (ii) would reduce the aggregate amount of the Financing provided for under the Financing Commitment Letter, (iii) would limit the rights and remedies of Clover as against the Lenders or (iv) would otherwise prevent or delay or impair the consummation of the transactions contemplated by this Agreement and the Transaction Documents; provided, that notwithstanding the foregoing, (x) Clover may implement any of the “market flex” provisions exercised by the Lenders in accordance with any related flex letter as of the date hereof (or, in respect of any Alternative Financing, in accordance with the “market flex” provisions exercised by the Lenders in accordance with any flex letter relating thereto) and (y) additional lenders and financing sources, and Affiliates thereof, may be added (including in replacement of a Lender) to the Financing Commitment Letter (or all or a portion of the commitments may be assigned to new or existing lenders and financing sources) after the date hereof or thereof and Clover may reallocate commitments or assign or re-assign titles and roles to or among parties to the Financing Commitment Letter.

(ii)   Without limitation of the obligations of SpinCo under this Agreement, SpinCo shall give Clover prompt written notice if SpinCo obtains actual Knowledge of (w) any breach (or threatened breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the SpinCo Financing Commitment Letter; (x) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Lenders; (y) any material dispute or disagreement between or among any of the parties to the SpinCo Financing Commitment Letter relating to, or otherwise potentially affecting, the amount or the availability of the Financing on the Closing Date or satisfaction of the conditions thereunder; and (z) any amendment or modification of, or waiver under, the SpinCo Financing Commitment Letter.

(c)   Prior to the Closing, each of Moon (on behalf of SpinCo) and SpinCo shall (and shall cause its Subsidiaries to) use its reasonable best efforts to provide, at the sole expense of Clover, and shall use its reasonable best efforts to cause its Representatives to provide, the cooperation reasonably requested by Clover that is necessary, proper or customary in connection with the arrangement and consummation of the Financing. Such cooperation shall include:

(i)   furnishing to Clover, as promptly as practicable following Clover’s request, with such pertinent and customary reasonably available information necessary to syndicate or complete the underwriting or private placement of the Financing as may be reasonably requested by Clover regarding the business, operations, financial projections and prospects of the SpinCo Business as is customary for investment grade public companies in connection with the arrangement or marketing of financings such as the Financing;

(ii)   furnishing to Clover the Audited Financial Statements, the Interim Financial Statements, the Rule 3-05 Audited Financial Statements and the Rule 3-05 Interim Financial Statements, as set forth in Section 7.17;

(iii)   reasonably assisting Clover in the preparation of pro forma financial statements in accordance with Article 11 of Regulation S-X under the 1933 Act and other financial data and financial information of the SpinCo Business, the Rule 3-05 Business and if applicable, SpinCo and the SpinCo Subsidiaries necessary to syndicate or complete the underwriting or private placement of the Financing;

(iv)   using reasonable best efforts to cause the independent accountants for the SpinCo Business and the Rule 3-05 Business, respectively, to provide customary assistance and cooperation in the Financing including using reasonable best efforts to cause such accountants to participate in a reasonable number of drafting sessions and accounting due diligence sessions;

(v)   upon reasonable advance notice, participating in a reasonable number of meetings (including one-on-one meetings with the parties acting as lead arrangers, bookrunners, underwriters or agents for, and prospective lenders and purchasers of, the Financing and senior management and Representatives, with appropriate seniority and expertise, of Moon, SpinCo and their respective Subsidiaries), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing at times and dates reasonably acceptable to Moon, SpinCo and their respective Subsidiaries;

(vi)   reasonably assisting with the preparation of customary marketing materials (including assistance in creating usual and customary “public versions” of the foregoing), including confidential information memoranda, and materials for rating agency presentations, lender and investor presentations, bank syndication materials, roadshow presentations and similar documents required in connection with the Financing by providing information about the SpinCo Business reasonably available to Moon, SpinCo and their respective Subsidiaries;

(vii)   causing (x) SpinCo and its Subsidiaries to take customary corporate actions, subject to the occurrence of the Closing, in each case reasonably requested by Clover that are necessary to authorize and permit the consummation of the Financing and (y) subject to the immediately succeeding paragraph, SpinCo and/or its applicable Subsidiary to, to the extent consistent with the Financing Commitment Letter or the Alternative Financing as contemplated by Sections 7.7(a) and (b) above and the lenders thereunder are prepared to enter into such agreements, enter into the Financing Agreements or Alternative Financing Agreements and make the borrowing thereunder contemplated by the Financing Commitment Letter and otherwise reasonably cooperate with Clover in satisfying the provisions of Section 7.7(a) and (b) above;

(viii)   providing such customary assistance with the preparation of any credit or loan agreements, purchase agreements, indentures, and other related definitive financing documents as may be reasonably requested and facilitating in the provision of guarantees and collateral of SpinCo and the SpinCo Subsidiaries, in each case, related to the Financing and obtaining releases of existing Liens, in each case to be effective no earlier than the borrowing under the Financing on the Closing Date immediately prior to the Distribution;

(ix)   cooperating with the Lender Related Parties’ due diligence, to the extent reasonable;

(x)   as soon as practicable, furnishing written notice to Clover if any of Moon, SpinCo or their respective Subsidiaries shall have actual knowledge of (A) any facts as a result of which a restatement of any of the Audited Financial Statements, the Interim Financial Statements, the Rule 3-05 Audited Financial Statements or the Rule 3-05 Interim Financial Statements for such financial statements to comply with GAAP is reasonably likely or (B) independent accountants for SpinCo, the SpinCo Business or the Rule 3-05 Business withdrawing any audit opinion with respect to the Audited Financial Statements or the Rule 3-05 Business, respectively; and

(xi)   providing no later than three (3) Business Days prior to the anticipated closing of the Financing after any request therefor from Clover, all documentation and other information about SpinCo and the SpinCo Business required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent reasonably requested at least 10 Business Days prior to the anticipated closing of the Financing.

Notwithstanding anything to the contrary in this Section 7.7(c), no action contemplated in this Section 7.7(c) shall be required if any such action shall: (I) unreasonably disrupt or interfere with the business or ongoing operations of Moon, SpinCo or their respective Subsidiaries; (II) (x) cause any representation or warranty or covenant contained in this Agreement to be breached or (y) cause Moon, SpinCo or any of their respective Subsidiaries to breach any material Contract, applicable Law or Organizational Document; (III) involve the entry into any Financing Agreement or any other binding commitment by (x) SpinCo or any of its Subsidiaries that is not contingent upon the Closing Date occurring or that would be effective prior to the Closing Date or (y) Moon or any of its Subsidiaries (other than SpinCo and its Subsidiaries); (IV) require(x) SpinCo or any of its Subsidiaries or any of their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions that would be effective prior to the Closing Date or (y) Moon or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or any of their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions; (V) require Moon, SpinCo or any of their respective Subsidiaries to pay any out-of-pocket fees or expenses prior to the Closing that are not promptly reimbursed by Clover as set forth in Section 7.7(e), (VI) cause any director, officer or employee of Moon, SpinCo or any of their respective Subsidiaries to incur any personal liability; (VII) require Moon, SpinCo or any of their respective Subsidiaries to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of guarantees and collateral in connection with the Financing other than those related to SpinCo and the SpinCo Subsidiaries that shall not become effective prior to the Closing Date; (VIII) except as necessary to give effect to the items expressly contemplated in this Section 7.7(c) and without limiting clauses (III) and (VII) above, require Moon, SpinCo or any of their respective Subsidiaries to execute and deliver any documentation (including corporate resolutions) related to the Financing or (IX) cause any condition to the Closing set forth in Article VIII to fail to be satisfied. SpinCo hereby consents to the use of SpinCo’s and the SpinCo Subsidiaries’ logos solely to the extent necessary in connection with the Financing and solely in connection with a description of the SpinCo Business or the transactions contemplated by this Agreement and solely in a manner that is accurate and not intended or likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights and will comply with Moon or SpinCo’s usage requirements and guidelines to the extent made available to Clover prior to such use. Clover acknowledges and agrees that (1) Moon, SpinCo, their respective Subsidiaries’ and their respective Representatives shall not be required to (x) pay any Commitment Fee Expenses or incur any other Liability in connection with the Financing, or, if applicable, the Alternative Financing or (y) prepare any pro forma financial statements, (2) the effectiveness of any documentation executed by Moon, SpinCo and their respective Subsidiaries shall be subject to the consummation of the Closing and (3) nothing shall obligate any individual other than an employee continuing to serve as a director of SpinCo or its Subsidiaries after the Closing to adopt or approve any corporate resolution or execute or deliver any other document in connection with the Financing, any Alternative Financing or the Financing Agreements. Notwithstanding anything to the contrary contained herein, Moon, SpinCo and their respective Subsidiaries shall not be required to deliver any financial statements or other financial information except as contemplated by clause (ii) above or Section 7.17.

(d)   All non-public or otherwise confidential information regarding the SpinCo Business obtained by Clover or its Representatives pursuant to this Section 7.7 shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Any Lender Related Parties who receive non-public or otherwise confidential information as provided in the first sentence of this Section 7.7(d) will be deemed to be Representatives of Clover for purpose of the obligations in such sentence. Notwithstanding any other provision set forth herein, in the Confidentiality Agreement or in any other agreement between Moon and Clover (or their respective Affiliates), Moon agrees that Clover may share information with respect to SpinCo, the SpinCo Subsidiaries and the SpinCo Business with the Lender Related Parties subject to the provisions of this Section 7.7(d), and that (i) Clover and such Lender Related Parties may share such information (A) with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Clover or any of its Subsidiaries pursuant to this Section 7.7, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda, or (B) insofar as is necessary to comply with all applicable disclosure laws and regulations in connection with any offering of securities, in which event, Clover shall inform Moon as promptly as practicable, and (ii) such Lender Related Parties may disclose such information in accordance with the confidentiality provisions set forth in the Financing Commitment Letter or the engagement letter dated the date of this Agreement between Citi and Clover (or the terms substantially similar to those in the Financing Commitment Letter or such engagement letter); provided, further, that Clover shall be responsible to Moon for any breach by any Lender Related Parties of (x) the obligations in the first sentence of this Section 7.7(d) or (y) the confidentiality provisions set forth in the immediately preceding clause (ii).

(e)   Clover shall, and shall cause its Subsidiaries to (i) promptly upon request by SpinCo, reimburse Moon, SpinCo and their respective Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Moon, SpinCo or any of their respective Subsidiaries in connection with cooperation provided for in this Section 7.7, including by reimbursing SpinCo, in the event that the Financing is funded but the Closing does not occur, for any original issue discount or other fees or expenses netted from the Financing and for any premium or breakage costs (including “LIBOR breakage costs”) in connection with any prepayment or repayment of the Financing, and (ii) promptly indemnify and hold harmless Moon, SpinCo, their respective Subsidiaries and their respective Representatives from and against any and all liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments and penalties (including reasonable and documented attorneys’ fees) actually suffered or incurred by them in connection with the arrangement or consummation of the Financing, except to the extent any such liabilities, claims, losses, damages, costs, expenses, interest, awards, judgments or penalties arise out of or result from fraud or willful misconduct by any of Moon, SpinCo, their respective Subsidiaries or their respective Representatives, as determined by a final, non-appealable judgment of a court of competent jurisdiction.

SECTION 7.8.   Access to Information

During the Interim Period, subject to applicable Law, Moon shall, and shall cause the SpinCo Entities, on the one hand, and Clover shall, and shall cause the Clover Subsidiaries, on the other hand, afford to the other Party and its Representatives, reasonable access, during normal business hours, in such manner as to not interfere with Clover’s and its Subsidiaries’ or the SpinCo Entities’ (as applicable) normal operation, the offices, properties, books and records, Contracts, files, audits and personnel of Clover and the Clover Subsidiaries or the SpinCo Business and the SpinCo Entities (as applicable), including the information set forth in Schedule 7.8, and shall furnish such Party and its Representatives with financial and operating data of Clover and the Clover Subsidiaries or the SpinCo Business and the SpinCo Entities (as applicable) and other information concerning the affairs of Clover and the Clover Subsidiaries or the SpinCo Business and SpinCo Entities (as applicable), in each case, as such Party and its Representatives may reasonably request; provided that (a) such investigation shall only be upon reasonable notice; (b) no Party nor its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions; and (c) nothing in this Agreement shall require any Party to permit any inspection or disclose any information to any other Party that (i) would cause a violation of any Law or any confidentiality obligations and similar restrictions that may be applicable to such information or (ii) would cause a risk of a loss of attorney-client privilege or other disclosure privilege to the first Person (provided that the Person that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such violation of agreement or Law or loss of privilege). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. SpinCo will make available to Clover prior to the Closing true and complete copies of the Organizational Documents of the SpinCo Subsidiaries.

SECTION 7.9.   D&O Indemnification and Insurance

(a)   For six years after the Effective Time, Clover shall cause the Surviving Corporation to indemnify and hold harmless the present (as of the Effective Time) and former officers and directors of each SpinCo Entity (“SpinCo Directors and Officers”) in respect of acts or omissions occurring at or prior to the

Effective Time to the fullest extent permitted by the DGCL or any other applicable Law or provided under such SpinCo Entity’s Organizational Documents as in effect on the date hereof (or, in the case of a SpinCo Entity created after the date hereof, on customary terms).

(b)   For six years after the Effective Time, Clover shall cause to be maintained in effect provisions in each SpinCo Entity’s Organizational Documents regarding elimination of liability of directors, indemnification of officers and directors and advancement of expenses to the SpinCo Entities’ respective former and current officers and directors that are no less advantageous to those Persons than the corresponding provisions in existence on the date hereof (or, in the case of a SpinCo Entity created after the date hereof, on customary terms).

(c)   Notwithstanding anything contained in this Agreement to the contrary, this Section 7.9 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of Clover and the Surviving Corporation and are intended to be for the benefit of, and will be enforceable by, each SpinCo Director and Officer and his or her heirs and representatives. If Clover, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Clover or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.9.

SECTION 7.10.   No Solicitation.

(a)   No Solicitation or Negotiation. Clover agrees that, except as expressly permitted by this Section 7.10, neither it nor any of its Subsidiaries shall and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i)   initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Competing Proposal;

(ii)   engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, a Competing Proposal, or provide any information or data to any Person in connection with the foregoing, in each case, except to notify such Person of the existence of the provisions of this Section 7.10;

(iii)   otherwise knowingly facilitate any effort or attempt to make a Competing Proposal; or

(iv)   resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.10, prior to but not after the time the Clover Stockholder Approval is obtained, Clover may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Competing Proposal that did not result from a breach of this Section 7.10 if the Person so requesting such information enters into an Acceptable Confidentiality Agreement; or (B) engage or otherwise participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Competing Proposal that did not result from a breach of this Section 7.10, if and only to the extent that (I) prior to taking any action described in clause (A) or (B) directly above, the Clover Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Clover Board has determined in good faith and after consultation with its outside legal counsel and financial advisor that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal.

(b)   No Change in Clover Recommendation or Alternative Acquisition Agreement.

(i)   The Clover Board shall not:

(x)    (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Moon, the Clover Recommendation, (B) authorize, approve, recommend or otherwise declare advisable, or publicly propose to authorize, approve, recommend or otherwise declare advisable, any Competing Proposal, (C) fail to include the

Clover Recommendation in the Proxy Statement or (D) fail to recommend against a tender offer or exchange offer for Clover Common Stock within 10 Business Days after the commencement of such offer (any of the foregoing, a “Clover Change of Recommendation”); or

(y)    except as expressly permitted by, and after compliance with, Section 7.10(b)(ii) hereof, cause or permit Clover or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Competing Proposal or otherwise resolve or agree to do so.

(ii)   Notwithstanding anything to the contrary set forth in this Section 7.10, the Clover Board may, prior to but not after the time the Clover Stockholder Approval is obtained, (A) make a Clover Change of Recommendation if an Intervening Event has occurred or (B) make a Clover Change of Recommendation or authorize Clover to terminate this Agreement pursuant to Section 9.3(a) to enter into a definitive written agreement with respect to a Superior Proposal if Clover receives a Competing Proposal that the Clover Board has determined in good faith, after consulting with its financial advisor and outside legal counsel, constitutes a Superior Proposal and, after consulting with its outside legal counsel, in each case of (A) and (B), that failure to take such action would be inconsistent with such directors’ fiduciary duties under applicable Law; provided that the Clover Board may not take any such action unless (I) prior to making such Clover Change of Recommendation or authorizing such termination to enter into a definitive written agreement with respect to such Superior Proposal pursuant to Section 9.3(a), Clover provides prior written notice to Moon at least five (5) Business Days in advance (the “Notice Period”) of its intention to take such action and the basis thereof, including in the case of a Superior Proposal, the terms and conditions of such Superior Proposal, and in the case of an Intervening Event, a description of such Intervening Event, (II) during the Notice Period Clover shall negotiate with Moon in good faith should Moon propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Superior Proposal, such Competing Proposal no longer constitutes a Superior Proposal and, in the case of an Intervening Event, the failure to take such action is no longer inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Clover Board after consulting with its outside legal counsel and (III) the Clover Board has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Moon in writing prior to the end of the Notice Period and determined in good faith that, after consulting with its outside legal counsel, a failure to make such Clover Change of Recommendation continues to be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any material amendments or other material revisions to any Competing Proposal will be deemed to be a new Competing Proposal, including for purposes of the Notice Period, and any material change in the event, occurrence or facts constituting an Intervening Event share require a new written notice to Moon and a new Notice Period; provided, however, that any such new Notice Period following any such material amendments or other material revisions to any Competing Proposal or any material change in the event, occurrence or facts constituting an Intervening Event shall be reduced to two (2) Business Days.

(c)   Certain Permitted Disclosure. Nothing contained in this Section 7.10 shall prohibit Clover from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act or (iii) making any legally required disclosure to stockholders with regard to the transactions contemplated by this Agreement or a Competing Proposal, which actions shall not constitute or be deemed to constitute a Clover Change of Recommendation so long as any such disclosure (x) includes the Clover Recommendation, without any alteration, modification or qualification thereof and (y) does not include any statement that constitutes a Clover Change of Recommendation.

(d)   Termination of Existing Discussions. Clover agrees that, as of the date hereof, it shall cease and cause to be terminated any existing activities, solicitations, discussions or negotiations with any parties conducted heretofore with respect to any Competing Proposal (other than with Moon and its Affiliates and their Representatives).

(e)   Notice. Clover agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Moon if any inquiries, proposals or offers with respect to a Competing Proposal are received by, any information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, Clover or any of its Representatives indicating, in connection with such notice, the name of such Person making the Competing Proposal and providing copies of any written requests, proposals or offers, including proposed agreements, the material terms and conditions of any proposals or offers and thereafter shall keep Moon reasonably informed on a reasonably current basis of the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto).

(f)   Any failure of Clover’s Subsidiaries or their Representatives to comply with this Section 7.10 (as if such Subsidiaries or Representatives were directly subject to this Section 7.10) shall be deemed a breach of this Section 7.10 by Clover.

(g)   For purposes of this Agreement:

(i)   “Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any proposal or offer from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving Clover or (B) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) other than Clover or any of its Subsidiaries, Moon, SpinCo or any Affiliate thereof, in each of cases (A) and (B) resulting in, or any proposal or offer which if consummated would result in, any Person or group (as defined in or under Section 13 of the Exchange Act) becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 20% or more of the total voting power of Clover Common Stock, or 20% or more of the total assets taken as a whole.

(ii)   “Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which did not result from a breach of this Section 7.10, and which, in the good faith judgment of the Clover Board after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of such Competing Proposal, (A) if accepted, is reasonably likely to be consummated in accordance with its terms and conditions and (B) if consummated, would result in a transaction that is more favorable to Clover’s stockholders, from a financial point of view, than the Merger and the other transactions contemplated hereby, and after taking into account all adjustments or modifications to the terms and conditions thereof irrevocably agreed to in writing by Moon pursuant to Section 7.10(b) in response to such Superior Proposal.

SECTION 7.11.   Public Announcements

Clover, Moon, SpinCo and Merger Sub shall use their reasonable best efforts to consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release (i) as either Clover or Moon may reasonably determine is required by applicable Law or any listing agreement with or rule of the NYSE or other applicable stock exchange or (ii) that is consistent with the previous public statements or press releases made jointly by the Parties in investor conference calls, SEC filings or other documents approved by the Parties, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation. Without limiting the obligations set forth in Section 7.10, Clover shall not be required, however, to consult with or obtain any consent from Moon or SpinCo before issuing any press release or filing or making any other public statement with respect to a Clover Change of Recommendation.

SECTION 7.12.   Expenses

Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including Section 9.5, all Expenses (whether or not reasonable or documented) incurred by the Parties shall be borne solely by the Party that has incurred such Expenses. For the avoidance of doubt, all fees and expenses of bankers, lawyers, accountants, consultants and other professional advisers to Moon and SpinCo shall be borne solely by Moon.

SECTION 7.13.   Section 16 Matters

Prior to the Effective Time, Clover and SpinCo shall take all such steps as may be required to cause any dispositions of Clover Common Stock (including derivative securities with respect to Clover Common Stock) or acquisitions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Clover or SpinCo to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

SECTION 7.14.   Control of Other Party’s Business

Nothing contained in this Agreement shall give Moon or SpinCo, directly or indirectly, the right to control or direct Clover’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Clover, directly or indirectly, the right to control or direct the operations of the SpinCo Business prior to the Effective Time. Prior to the Effective Time, each of Moon, SpinCo and Clover shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

SECTION 7.15.   SpinCo Share Issuance

Prior to the Distribution, SpinCo will take all actions necessary to authorize the issuance of and shall issue to Moon a number of shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding on the Distribution Date and immediately prior to the Effective Time will equal the number of shares of Moon Common Stock entitled to receive the Distribution outstanding on the Distribution Date and immediately prior to the Effective Time in accordance with the terms of the Separation and Distribution Agreement. Each of Moon and SpinCo shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement.

SECTION 7.16.   Exchange Offer

If Moon consummates the Exchange Offer and Moon’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, Moon shall distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer so that Moon will be treated for U.S. federal income Tax purposes as having distributed all of the SpinCo Common Stock to its shareholders.

SECTION 7.17.   Financials

(a)   As promptly as practicable following the date hereof (and in any event by no later than October 27, 2019), Moon shall deliver to Clover the following audited combined financial statements for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo: the balance sheets as of December 31, 2018 and December 31, 2017 and the related statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (collectively, the “Initial Audited Financial Statements”, and the date on which Moon delivers to Clover the Initial Audited Financial Statements, the “Initial Audited Financial Statements Delivery Date”). In the event that the Closing Date is 60 days or more after the end of the fiscal year ending December 31, 2019, Moon shall deliver to Clover as promptly as practicable (but in no event earlier than February 17, 2020 or later than 60 days after the end of such fiscal year), the audited combined financial statements for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo as of the end of, and for, such fiscal year consisting of the balance sheets as of the end of such fiscal years and the statements of income, comprehensive income, equity and cash flows for such fiscal years as are required under Regulation S-X, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo (together with the Initial Audited

Financial Statements, the “Audited Financial Statements”); provided that Moon will reasonably cooperate, as may be reasonably requested by Clover, with Clover in connection with Clover’s and SpinCo’s completion of the audit for the Audited Financial Statements in the event that the Closing Date occurs prior to the 60th day after the end of the fiscal year ending December 31, 2019. Moon shall provide Clover with a reasonable opportunity to review preliminary draft of the Audited Financial Statements in advance of delivery pursuant to this Section 7.17(a).

(b)   For the quarterly period ending March 31, 2019 and each subsequent quarterly period ending prior to the Closing Date, other than any calendar quarter ending December 31 (each, an “Interim Financial Period”), Moon shall deliver to Clover the combined unaudited financial statements of the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo as of the end of, and for, such Interim Financial Period (the “Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will, if such financial statements are required by the rules and regulations of the SEC to be included in the Registration Statements, have been reviewed by the independent registered public accounting firm for the SpinCo Business and, if financial statements of SpinCo are required by the rules and regulations of the SEC to be included in the Registration Statements, for SpinCo as provided in AS 4105, Interim Financial Information. The Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than 40 days after the end of such Interim Financial Period; provided that in no event shall Moon be required to deliver any Interim Financial Statements prior to the Initial Audited Financial Statements Delivery Date.

(c)   As promptly as practicable following the date hereof (and in any event by no later than the later of: (x) October 27, 2019 and (y) 120 days following the consummation of the PFS Acquisition), Moon shall deliver to Clover the following audited combined financial statements of the PFS Business (the “Rule 3-05 Business”) to the extent required by Rule 3-05 of Regulation S-X to be included in the Registration Statements: the balance sheets as of December 31, 2018 and December 31, 2017 and the related statements of income, comprehensive income, equity and cash flows for the years ended December 31, 2018, December 31, 2017, and December 31, 2016, in each case accompanied by a report satisfying the requirements of Regulation S-X of the independent registered public accounting firm for the Rule 3-05 Business (collectively, the “Rule 3-05 Audited Financial Statements”, and the date on which Moon delivers to Clover the Rule 3-05 Audited Financial Statements, the “Rule 3-05 Audited Financial Statements Delivery Date”). Notwithstanding the above, SpinCo shall not be required to deliver Rule 3-05 Audited Financial Statements for the fiscal year ended December 31, 2016 to the extent the staff of the SEC permits such 3-05 Audited Financial Statements to be omitted from the Registration Statements.

(d)   For the quarterly period ending March 31, 2019 and each subsequent quarterly period ending prior to the earlier of (i) the acquisition by Moon of the Rule 3-05 Business and (ii) the Closing Date, other than any calendar quarter ending December 31 (each, a “Rule 3-05 Interim Financial Period”), Moon shall, if financial statements of the Rule 3-05 Business are required by the rules and regulations of the SEC to be included in the Registration Statements, deliver to Clover the combined unaudited financial statements of the Rule 3-05 Business (the “Rule 3-05 Interim Financial Statements”) consisting of the combined balance sheets as of the end of such Interim Financial Period and combined statements of income, comprehensive income and cash flows for such Interim Financial Period (and the portion of the fiscal year then ended) and the corresponding period of the prior fiscal year, which will, if such financial statements are required by the rules and regulations of the SEC to be included in the SpinCo Registration Statement, have been reviewed by the independent registered public accounting firm for the Rule 3-05 Business as provided in AS 4105, Interim Financial Information. The Rule 3-05 Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Rule 3-05 Interim Financial Period and by no later than 60 days after the consummation of the of PFS Acquisition; provided that in no event shall Moon be required to deliver any Rule 3-05 Interim Financial Statements prior to the Rule 3-05 Audited Financial Statements Delivery Date.

(e)   The Parties agree to discuss in good faith the timing of the delivery of the first Interim Financial Statements and Interim Rule 3-05 Interim Financial Statements in light of the timing of the relative filing of the SpinCo Registration Statement and the Clover Registration Statement and the timing of the Financing.

SECTION 7.18.   Transaction Documents

Clover shall, or shall cause its applicable Subsidiaries to, execute and deliver to Moon at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time. Moon and SpinCo shall, or shall cause its applicable Subsidiaries to, execute and deliver to Clover at or prior to the Closing each of the Transaction Documents to which it is or will be a party at the Effective Time.

SECTION 7.19.   Confidentiality

The terms of the Confidentiality Agreement are incorporated herein by reference and shall continue in full force and effect and shall survive the Closing and remain in full force and effect until their expiration in accordance with the Confidentiality Agreement; provided, however, that, upon the Closing the confidentiality obligations of Clover contained in the Confidentiality Agreement shall terminate in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) exclusively relating to the SpinCo Business. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

SECTION 7.20.   Further Actions

(a)   Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law (other than with respect to the matters covered in Section 7.6) to execute and deliver the Transaction Documents and such other documents and other papers as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement and the Separation and Distribution Agreement. Prior to the Closing, (i) SpinCo shall not terminate or assign the Separation and Distribution Agreement, consent to any amendment or modification of any provision of the Separation and Distribution Agreement or any Exhibit or Schedule thereto or waive compliance with any of the agreements or conditions contained in the Separation and Distribution Agreement, in each case, without the prior written consent of Clover; and (ii) any consent, approval, authorization or similar action to be taken by SpinCo under the Separation and Distribution Agreement or other Transaction Document shall be subject to the prior written consent of Clover (it being understood that, if any such matter is subject to a “not unreasonably withheld” or similar standard (including the standard set forth in Section 2.1(d) of the Separation and Distribution Agreement), such standard shall be applicable to such consent requirement by Clover).

(b)   Subject to the applicable terms of the Separation and Distribution Agreement and each other Transaction Document, from time to time after the Closing, without additional consideration, each Party shall, and shall cause its Subsidiaries to, execute and deliver such further instruments and take such other action as may be necessary or is reasonably requested by another Party hereto to make effective the transactions contemplated by this Agreement, the Separation and Distribution Agreement and the other Transaction Documents.

(c)   Moon shall submit the letter of covenants to the French Ministry of Economy in connection with the PFS Acquisition in substantially the form that was made available to Clover prior to the date hereof.

SECTION 7.21.   Transition Services Agreement; Headquarters Lease; Supply Agreements; Employee Matters Agreement

(a)   Each of the Parties shall (i) cooperate reasonably with each other, to negotiate in good faith and use reasonable best efforts to agree upon the Services Schedule (Exhibit A) and such other Schedules attached to the Transition Services Agreement, and (ii) execute and deliver at the Closing the Transition Services Agreement with such Services Schedule (Exhibit A) and other Schedules as shall have been mutually agreed by the Parties. If, prior to the Closing Date, SpinCo or Clover identifies any service (other than a service listed on Exhibit B to the Transition Services Agreement as an Excluded Service (an “Excluded Service”)) that is or was provided to the SpinCo Business by Moon or any of its Affiliates

at any time during the period commencing twelve (12) months prior to the date hereof until the Closing Date (the “Services Period”) (other than any such service provided during such period outside of the ordinary course of business in connection with the transactions contemplated by the Separation and Distribution Agreement), either directly or indirectly through third-party service providers, which service (i) Moon or its Affiliates continues to provide with respect to any operations, businesses or divisions of the Moon Group, and (ii) SpinCo reasonably believes is necessary for the operation or conduct of the SpinCo Business following the Closing in substantially the same manner as the SpinCo Business was operated or conducted during the Services Period, then promptly following a written notice from SpinCo or Clover to Moon to such effect and describing such service, the Parties shall promptly provide for such service to be included in the Services Schedule (Exhibit A) to the Transition Services Agreement such that Moon or its Affiliates will provide (or arrange for the provision of) such service to SpinCo and its Affiliates in accordance with the terms of the Transition Services Agreement. If, prior to the Closing Date, Moon identifies any service (other than an Excluded Service) that is or was provided to the Moon Business by SpinCo or any of its Affiliates at any time during the Services Period (other than any such service provided during such period outside of the ordinary course of business in connection with the transactions contemplated by the Separation and Distribution Agreement), either directly or indirectly through third-party service providers, which service (i) SpinCo or its Affiliates continues to provide with respect to any operations, businesses or divisions of the SpinCo Group and (ii) Moon reasonably believes is necessary for the operation or conduct of the Moon Business following the Closing in substantially the same manner as the Moon Business was operated or conducted during the Services Period, then promptly following a written notice from Moon to SpinCo and Clover to such effect and describing such service, the Parties shall promptly provide for such service to be included in the Services Schedule (Exhibit A) to the Transition Services Agreement such that SpinCo or its Affiliates will provide (or arrange for the provision of) such service to Moon and its Affiliates in accordance with the terms of the Transition Services Agreement. The compensation associated with any such service shall be determined in accordance with the terms set forth in Section 2.1 of the Transition Services Agreement. The Parties shall cooperate reasonably with each other, negotiate in good faith and use reasonable best efforts to agree upon the terms of such service in the Services Schedule (Exhibit A) to the Transition Services Agreement, which Services Schedule shall describe in reasonable detail the nature, scope, service period(s) and other terms applicable to such service. Upon Clover’s reasonable written request, Moon shall use its reasonable best efforts to provide Clover with reasonably available information regarding the quality, priority, volume, service level and standard of care of any services provided by Moon or any Moon Subsidiary to the SpinCo Business during the Services Period and shall use commercially reasonable efforts to provide Clover with a detailed itemization (on a service-by-service basis, including by people/non-people and geography) for all services included in the “Total Transferring Corporate Costs vSend” (located in file 1.8.1 in the SpinCo Datasite).

(b)   After the date hereof until the Distribution Time, each of the Parties shall (and shall cause its Subsidiaries, including the SpinCo Entities to) use its (and their) reasonable best efforts to take all actions necessary or appropriate to prepare and otherwise set up for, including to obtain all required Approvals and Notifications (as defined in the Transition Services Agreement) for, the initiation and implementation of the transition services to be provided under the Transition Services Agreement; provided, however, that except to the extent expressly provided in Section 7.4 of the Separation and Distribution Agreement or in any other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make any such Approvals or Notifications (as defined in the Transition Services Agreement).

(c)   Each of the Parties shall (i) cooperate with each other, to negotiate in good faith and use reasonable best efforts to agree upon each Party’s use and occupancy of the Headquarters Property, as defined in the Real Estate Matters Agreement (the “Headquarters Lease”), in accordance with the terms of the Headquarters Term Sheet, as defined in the Real Estate Matters Agreement, and on other commercially reasonable terms, and (ii) execute and deliver at the Closing the Headquarters Lease as shall have been mutually agreed by the parties thereto.

(d)   Each of the Parties shall (i) cooperate with each other, negotiate in good faith and use reasonable best efforts to agree upon supply agreements (the “Supply Agreements”) by and between Moon and SpinCo, in accordance with the term sheets attached as Exhibit D to this Agreement and on other commercially reasonable terms, and (ii) execute and deliver at the Closing the Supply Agreements as shall have been mutually agreed by the parties thereto.

(e)   Each of the Parties shall (i) cooperate with each other, negotiate in good faith and use reasonable best efforts to agree upon a tender agreement (the “Tender Agreement”) with respect to asbestos-related Actions, to be entered into by and among Moon, SpinCo and Clover, in accordance with the term sheets attached as Exhibit E to this Agreement and on other customary terms, and (ii) execute and deliver at the Closing the Tender Agreement as shall have been mutually agreed by the parties thereto.

(f)   Prior to the Distribution Time, notwithstanding the fact that the Employee Matters Agreement has not yet been executed by the parties thereto, the Parties agree on behalf of themselves and their respective Affiliates that all the provisions of the Employee Matters Agreement that on their face would be operative prior to the Distribution Time if the Employee Matters Agreement had been executed by the parties thereto as of the date hereof, then notwithstanding the fact that the Employee Matters Agreement has not yet been executed by the parties thereto are incorporated herein by reference, mutatis mutandis, and shall be operative prior to the Distribution Time as if such the Employee Matters Agreement had been executed with respect to such provisions prior to the relevant time.

SECTION 7.22.   Transaction Litigation

Clover shall promptly notify Moon of, and keep Moon apprised in the defense of, any Action brought by stockholders of Clover or in the name of Clover against Clover or its directors relating to the transactions contemplated by this Agreement, including the Merger and the Clover Share Issuance, following Clover becoming aware of any such Action; provided that prior to the Effective Time, Clover shall not compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of Moon (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes Moon or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

SECTION 7.23.   Covenant Not to Compete

(a)   In furtherance of the Merger and the transactions contemplated hereby, Moon covenants and agrees that, for a period beginning on the Effective Date and ending on the date that is five years after the Closing Date, neither Moon nor any of its Subsidiaries shall, without the prior written consent of Clover, engage, directly or indirectly, in the SpinCo Business as conducted as of the Closing Date (the “Restricted SpinCo Business”) in the territories in which the SpinCo Business operates on the Effective Date. Notwithstanding anything to the contrary in the foregoing:

(i)   nothing in this Section 7.23(a) shall prohibit Moon or its Subsidiaries from engaging in the businesses conducted by Moon or its Subsidiaries (excluding the SpinCo Business) on the Closing Date;

(ii)   nothing set forth in this Section 7.23(a) shall prohibit Moon or its Subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any Person engaged in the Restricted SpinCo Business;

(iii)   nothing set forth in this Section 7.23(a) shall prohibit Moon or its Subsidiaries from being acquired in whole or in-part (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution or otherwise) by, or engaging in a business combination, merger-of-equals or similar transaction (regardless of the structure of such transaction) with, any Person (other than an Affiliate of Moon or its Subsidiaries) and this Section 7.23(a) shall cease to have any force and effect following such acquisition;

(iv)   Moon may directly or indirectly acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in or securities of any Person that derived no more than 20% of its total revenues in its most recently completed fiscal year from activities that constitute Restricted SpinCo Business; and

For the avoidance of doubt, Moon and its Subsidiaries may perform their obligations under this Agreement and the Transaction Documents.

(b)   In furtherance of the Merger and the transactions contemplated hereby, Clover covenants and agrees that, for a period beginning on the Effective Date and ending on the date that is five years after the Closing Date, neither Clover nor any of its Subsidiaries shall, without the prior written consent of Moon, engage, directly or indirectly, in the HVAC and refrigeration businesses of Moon as conducted as of the Closing Date (the “Restricted Moon Business”) in the territories in which the Moon Business operates on the Effective Date. Notwithstanding anything to the contrary in the foregoing;

(i)   nothing in this Section 7.23(b) shall prohibit Clover or its Subsidiaries from engaging in the businesses conducted by Clover or its Subsidiaries (including the SpinCo Business) on the Closing Date;

(ii)   nothing set forth in this Section 7.23(b) shall prohibit Clover or its Subsidiaries from owning not in excess of 5% in the aggregate of any class of capital stock or other equity interest of any Person engaged in the Restricted Moon Business;

(iii)   nothing set forth in this Section 7.23(b) shall prohibit Clover or its Subsidiaries from being acquired in whole or in-part (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution or otherwise) by, or engaging in a business combination, merger-of-equals or similar transaction (regardless of the structure of such transaction) with, any Person (other than an Affiliate of Clover or its Subsidiaries) and this Section 7.23(b) shall cease to have any force and effect following such acquisition;

(iv)   Clover may directly or indirectly acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in or securities of any Person that derived no more than 20% of its total revenues in its most recently completed fiscal year from activities that constitute Restricted Moon Business; and

For the avoidance of doubt, Clover and its Subsidiaries may perform their obligations under this Agreement and the Transaction Documents.

(c)   Moon and Clover acknowledge and agree that the covenants included in this Section 7.23 are, taken as a whole, reasonable in their geographic and temporal coverage and Moon shall not raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 7.23 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by applicable Law to cure such problem. Moon and Clover acknowledge and agree that in the event of a breach by Moon or Clover, as applicable, of the provisions of this Section 7.23, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, Moon and Clover may, in addition to any other rights and remedies existing in its favor, apply to any court of law or equity of competent jurisdiction for specific performance and/or preliminary and final injunctive relief or other relief in order to enforce or prevent any violation of the provisions hereof, without the necessity of proving actual damages or posting a bond.

SECTION 7.24.   Separation and Distribution Agreement Release

Following the Effective Time, Clover shall not make, and shall not permit any member of the Clover Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Moon or any member of the Moon Group, or any other Person released pursuant to Section 5.1(a) of the Separation and Distribution Agreement, with respect to any Liabilities released pursuant to Section 5.1(a) of the Separation and Distribution Agreement.

SECTION 7.25.   Updates to Disclosure Schedules

Prior to the date that is five (5) Business Days following the Initial Audited Financial Statements Delivery Date, Moon and SpinCo may update, amend, modify or make additions to (1) Sections 4.3(a), 4.3(b), 4.3(c), 5.1(c), 5.4(a), 5.4(b) and 5.4(c) of the SpinCo Disclosure Letter to reflect any required changes to such Section as a result of any update, modification or supplement to the Plan of Reorganization in accordance with Section 2.1(d) of the Separation and Distribution Agreement or to reflect matters of which Moon does not have Knowledge as at the date hereof and (2) Sections 5.2(a), 5.11(a), 5.12(a) and 5.12(b) of the SpinCo Disclosure Letter solely to reflect required changes to such Section as a result of revisions to the list of SpinCo Employees following the date hereof in compliance with Schedule 3.01(a) of the Employee Matters Agreement. Prior to the date that is five (5) Business Days following the Initial Audited Financial Statements Delivery Date, Clover may update, amend, modify or make additions to Sections 6.4(a), 6.4(b), and 6.4(c) of the Clover Disclosure Letter to reflect any required changes to such Section as a result of any update, modification or supplement to the Plan of Reorganization in accordance with Section 2.1(d) of the Separation and Distribution Agreement or to reflect matters of which Clover does not have Knowledge as at the date hereof. Any such updates, amendments, modifications or additions to the SpinCo Disclosure Letter or the Clover Disclosure Letter shall be deemed to have cured any inaccuracy in or breach of any representation or warranty made in this Agreement unless such update, amendment, modification or addition would reasonably be expected to have a SpinCo Material Adverse Effect or a Clover Material Adverse Effect, respectively. Each of Moon, SpinCo and Clover shall make such updates reasonably promptly upon becoming aware of the need for such update.

SECTION 7.26.   Moon Name Change

Moon agrees to establish a record date for, and duly call and give notice of and convene and, as soon as practicable but no later than three Business Days following the Clover Stockholder Meeting, hold a meeting of its shareholders for the purpose of seeking approval of a resolution by the Moon shareholders of the Moon Name Change (the “Moon Name Change Resolution”) and to use its reasonable best efforts to cause the approval of the Moon Name Change Resolution, including recommending the approval of the Moon Name Change Resolution and soliciting proxies or consents in favor thereof.

SECTION 7.27.   Transfer Taxes

All sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Taxes (“Transfer Taxes”) imposed with respect to the Merger shall be borne equally by Moon and Clover. Moon and Clover shall reasonably cooperate to prepare and timely file any Tax Returns relating to Transfer Taxes. This Section 7.27 does not apply to Transfer Taxes the payment or reimbursement of which is addressed by any Transaction Document.

ARTICLE VIII
CONDITIONS TO THE MERGER

SECTION 8.1.   Conditions to the Obligations of SpinCo, Moon, Clover and Merger Sub to Effect the Merger

The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Moon and Clover) at or prior to the Effective Time of the following conditions:

(a)   (x) any applicable waiting period under the HSR Act shall have expired or been terminated, (y) applicable consents, authorizations, orders, or approvals that are listed on Section 8.1(a) of the SpinCo Disclosure Letter and Section 8.1(a) of the Clover Disclosure Letter shall have been obtained and (z) any other material consent by a national Governmental Authority necessary to permit the consummation of the Reorganization, the Distribution and the Merger in material compliance with applicable Law shall have been obtained;

(b)   the Reorganization and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

(c)   the Clover Registration Statement and the SpinCo Registration Statement, to the extent required by Law, shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order; and the shares of Clover Common Stock required to be reserved for issuance pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(d)   the Clover Stockholder Approval shall have been obtained, in accordance with applicable Law and the rules and regulations of the NYSE; and

(e)   no court of competent jurisdiction or other Governmental Authority shall have enacted any Law, or taken any other action, that is still in effect restraining, enjoining or prohibiting the Reorganization, the Distribution or the Merger.

SECTION 8.2.   Additional Conditions to the Obligations of Moon and SpinCo

The obligation of Moon and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Moon) at or prior to the Effective Time of the following additional conditions:

(a)   Clover and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time;

(b)   all representations and warranties made by Clover set forth in Article VI (other than Section 6.1(a), Section 6.2(a), Section 6.3, Section 6.6(b) and Section 6.18), without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, a Clover Material Adverse Effect. The representations and warranties made by Clover set forth in Section 6.1(a), Section 6.3 and Section 6.18 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Clover set forth in Section 6.2(a) and Section 6.6(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis deviations in the case of Section 6.2(a)), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date;

(c)   Clover shall have delivered to Moon a certificate dated as of the Effective Time signed by a senior officer of Clover to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d)   Moon shall have received the Moon Tax Opinion from Moon Tax Counsel, which opinion shall not have been withdrawn or modified in any material respect; and

(e)   Clover (or a Subsidiary thereof) and Merger Sub shall have entered into the applicable Transaction Documents, and to the extent applicable, performed the covenants to be performed prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect.

SECTION 8.3.   Additional Conditions to the Obligations of Clover and Merger Sub

The obligation of Clover and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law waiver by Clover) at or prior to the Effective Time of the following additional conditions:

(a)   SpinCo and Moon shall have performed in all material respects and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time;

(b)   All representations and warranties made by Moon set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, Section 5.1(a), Section 5.2(a), Section 5.3, Section 5.6(b), Section 5.17 and Section 5.18, without giving effect to materiality, Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, Material Adverse Effect or similar qualifications) would not have, individually or in the aggregate, an SpinCo Material Adverse Effect. The representations and warranties made by Moon set forth in Section 4.1, Section 4.2, Section 4.5, Section 5.1(a), Section 5.3 Section 5.17 and Section 5.18 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by Moon set forth in Section 5.2(a) and Section 5.6(b) shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for immaterial deviations in the case of the fourth sentence of Section 5.2(a)) and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)   Moon shall have delivered to Clover a certificate dated as of the Closing Date signed by a senior officer of Moon to the effect that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(d)   Clover shall have received the Clover Tax Opinion from Clover Tax Counsel, which opinion shall not have been withdrawn or modified in any material respect; and

(e)   SpinCo and Moon (or a Subsidiary thereof) shall have entered into the applicable Transaction Documents, and to the extent applicable, performed the covenants to be performed prior to the Effective Time in all material respects, and each such agreement shall be in full force and effect.

ARTICLE IX
TERMINATION

SECTION 9.1.   Termination by Mutual Consent

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the time the Clover Stockholder Approval is obtained, by mutual written consent of Clover and Moon.

SECTION 9.2.   Termination by Either Moon or Clover

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by either Clover or Moon if:

(a)   the Closing shall not have occurred by October 30, 2020 (the “Outside Date”), whether such date is before or after the time the Clover Stockholder Approval is obtained; provided that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the Separation and Distribution Agreement in any manner that shall have been the primary cause of the failure of the condition set forth in this Section 9.2(a);

(b)   the Clover Stockholder Approval shall not have been obtained at the Clover Stockholder Meeting or at any adjournment, recess or postponement thereof; or

(c)   (i) any Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement or by the Separation and Distribution Agreement shall become final and non-appealable or (ii) any Law shall have been enacted, entered, enforced or deemed applicable to the Merger or the other transactions contemplated by this Agreement or by the Separation and Distribution Agreement that prohibits, makes illegal or enjoins the consummation of the Merger or such other transactions contemplated by this Agreement or by the Separation and Distribution Agreement (in the case of each of clauses (i) and (ii) whether before or after the time the Clover Stockholder Approval is obtained); provided that the right to terminate this Agreement pursuant to this Section 9.2(c) shall not be available to any Party that has breached in any material respect its obligations under this Agreement or the Separation and Distribution Agreement in any manner that shall have been the primary cause of the failure of the condition set forth in this Section 9.2(c);

SECTION 9.3.   Termination by Clover

This Agreement may be terminated by Clover and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by Clover if:

(a)   at any time prior to the time the Clover Stockholder Approval is obtained, (i) the Clover Board (or any committee thereof) authorizes Clover to enter into an definitive written agreement with respect to a Superior Proposal, (ii) Clover enters into a definitive written agreement providing for such Superior Proposal concurrently with or immediately after the termination of this Agreement and (iii) Clover, prior to or concurrently with such termination, pays to Moon the Termination Fee pursuant to Section 9.5(b); provided, that such actions shall have been made in compliance with Section 7.10(b);

(b)   there has been a breach of any representation, warranty, covenant or agreement made by Moon or SpinCo in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Clover to Moon and (ii) one Business Day before the Outside Date; provided, however, that Clover is not also in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Moon to Clover and (ii) one Business Day before the Outside Date.

SECTION 9.4.   Termination by Moon

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by Moon if:

(a)   the Clover Board shall have made a Clover Change of Recommendation, whether or not permitted by the terms hereof, or the Board of Directors of Clover or any committee thereof shall have resolved to make, or Clover shall have publicly announced, a Clover Change of Recommendation; or

(b)   there has been a breach of any representation, warranty, covenant or agreement made by Clover in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty days after written notice thereof is given by Moon to Clover and (ii) one Business Day before the Outside Date; provided, however, that Moon is not also in breach of this Agreement such that any of the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (A) thirty days after written notice thereof is given by Clover to Moon and (B) one Business Day before the Outside Date.

SECTION 9.5.   Effect of Termination and Abandonment

(a)   Except as provided in paragraphs (b) through (e) directly below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its

Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) subject to clause (d) directly below, no such termination shall relieve any Party of any liability or damages to the other Party resulting from any Willful Breach of this Agreement and (ii) this Section 9.5 and Article X shall survive the termination of this Agreement.

(b)   In the event that

(i)   this Agreement is terminated (A)(I) by either Clover or Moon pursuant to (x) Section 9.2(a) or (y) Section 9.2(b) or (II) by Moon pursuant to Section 9.4(b); and (B)(I) before receipt of the Clover Stockholder Approval a Competing Proposal has been publicly made or disclosed with respect to Clover and, except where the Person who made such Competing Proposal or its Affiliates is a party to the Competing Proposal contemplated in clause (B)(II) has not been withdrawn (1) prior to the Outside Date in the case of clause (A)(I)(x), (2) at least two (2) Business Days prior to the Clover Stockholder Meeting in the case of clause (A)(I)(y) or (3) at least two (2) Business Days prior to the date of termination in the case of clause (A)(II) and (II) within twelve months of such termination, Clover shall have entered into an Alternative Acquisition Agreement with respect to or consummated any Competing Proposal, (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”);

(ii)   this Agreement is terminated by Moon pursuant to Section 9.4(a); or

(iii)   this Agreement is terminated by Clover pursuant to Section 9.3(a);

then Clover shall pay Moon (or its designee(s)) a termination fee of $176,000,000 (the “Termination Fee”) (less any amounts paid pursuant to Section 9.5(e)) by wire transfer of same-day funds, such payment to be made on the date of entry into an Alternative Acquisition Agreement or consummation of a Competing Proposal (whichever is earlier) in the case of clause (i) above, within three Business Days after such termination in the case of clause (ii) above, and prior to or concurrently with termination in the case of clause (iii) above.

(c)   Each of the Parties acknowledges and agrees that the covenants and obligations contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these covenants and obligations, the Parties would not have entered into this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Moon and SpinCo in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby and by the Transaction Documents, which amount would otherwise be impossible to calculate with precision. In the event that Clover fails to promptly pay when due the Termination Fee pursuant to Section 9.5(b) and, in order to obtain such payment Moon commences a Proceeding that results in a judgment against Clover for payment of the Termination Fee, Clover shall pay to Moon its costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding, together with interest on the Termination Fee at the prime rate set forth in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment.

(d)   The Parties acknowledge and agree that in no event shall Clover be required to pay the Termination Fee on more than one occasion. Notwithstanding anything in this Agreement to the contrary, upon payment of the Termination Fee in accordance with Section 9.5(b), neither Clover nor Merger Sub shall have no further liability to Moon or SpinCo with respect to this Agreement, the Separation and Distribution Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby; provided, however, that payment by Clover of the Termination Fee shall not relieve Clover from any liability or damages resulting from any Willful Breach of this Agreement.

(e)   If this Agreement is terminated pursuant to Section 9.2(b), Clover shall pay to Moon its Expenses in an amount not to exceed $35,000,000. Any Expenses of Moon due under this Section 9.5(e) shall be paid by wire transfer of immediately available funds no later than two (2) Business Days after receipt by Clover of an itemized statement identifying such Expenses.

ARTICLE X
MISCELLANEOUS

SECTION 10.1.   Non-Survival of Representations, Warranties and Agreements

The covenants and agreements that by their terms are to be performed following the Closing pursuant to the Separation and Distribution Agreement or this Agreement shall survive the Effective Time in accordance with their terms and all other covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder.

SECTION 10.2.   Notices

All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Moon or SpinCo, to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:	Scott A. Barshay Steven J. Williams

if to Clover, to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner Mark Pflug

or to such other address or addresses as the Parties may from time to time designate in writing.

SECTION 10.3.   Amendments and Waivers

(a)   Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.3(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b)   This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided, that any amendments or modifications of this Section 10.3(b) or Sections 10.4 or 10.5, to the extent adversely affecting any of the Lenders, may not be amended without the prior written consent of each of the Lenders. No amendment or modification shall be made which by Law requires further approval by the stockholders of Clover without obtaining the further approval of such stockholders.

(c)   Notwithstanding anything to the contrary in this Agreement, in the event that Steps 12A through 12D of the Plan of Reorganization are adopted in accordance with the Plan of Reorganization, the parties will reasonably cooperate to modify or amend the Merger Agreement and the Transaction Documents to the extent necessary to permit the implementation of such Steps 12A through 12D, so long as such modification would not cause the Closing to occur materially later than the date the Closing would otherwise have occurred had such modification not been made.

SECTION 10.4.   Governing Law; Jurisdiction; WAIVER OF JURY TRIAL

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE

TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(c).

SECTION 10.5.   Assignment; Parties in Interest; Non-Parties

(a)   No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.5 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.9 and Section 10.5(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons)

(b)   Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Parties, and no former, current or future Affiliates, officers, directors, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a party to this Agreement, shall have any liability for any obligations of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not parties hereto are third party beneficiaries of Section 10.3, Section 10.4, and this Section 10.5(b). For the avoidance of doubt, this Section 10.5(b) shall not affect the rights of the Persons party to the Financing Commitment Letter to enforce the Financing Commitment Letter in accordance with its terms or the rights and obligations of the Parties set forth in Section 7.23.

SECTION 10.6.   Captions; Counterparts

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

SECTION 10.7.   Entire Agreement

This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

SECTION 10.8.   Severability

If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

SECTION 10.9.   Specific Performance

In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Document. Without limiting the generality of the foregoing, the Parties agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the obligations with respect to the Financing), if the conditions set forth in Article VIII have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law). The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

SECTION 10.10.   Financing Sources

Notwithstanding anything in this Agreement to the contrary, the Parties hereto hereby: (a) agree that any suit, action or Proceeding, whether in contract or in tort or otherwise, involving any Lender Related Party, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (a “Financing Action”) shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof) and irrevocably submits itself and its property with respect to any such Financing Action to the exclusive jurisdiction of such courts, and such Financing Action (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the Law of the State of Delaware)) shall be governed by, and construed in accordance with, the Law of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another jurisdiction), (b) agree not to bring or support any Financing Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party, as the case may be, in any way arising out of or relating to, this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof), (c) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any Financing Action in any such court with respect to any Financing Action against any Lender Related Party, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law, trial by jury in any Financing Action brought against the Lender Related Parties in any way arising out of or relating to, this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agree that none of the Lender Related Parties will have any liability to the parties to this Agreement (in each case, other than Clover and its Subsidiaries from and after the Closing) relating to or arising out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of Clover, Merger Sub or its Affiliates or SpinCo or its Subsidiaries against the Lender Related Parties under any debt commitment letter or any other agreement with respect to the Financing or any of the transactions contemplated thereby or the any services thereunder), and (f) agree that the Lender Related Parties are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.10, and such provisions and the definition of “Lenders” and “Lender Related Party” shall not be amended in any way materially adverse to the Lender Related Parties without the prior written consent of the Lenders.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

INGERSOLL-RAND PLC

By:	/s/ David C. Butow
Name:	David C. Butow
Title:	Vice President and General Counsel, Climate Segment

[Signature Page to Merger Agreement]

INGERSOLL-RAND U.S. HOLDCO, INC.

By:	/s/ David C. Butow
Name:	David C. Butow
Title:	Assistant Secretary

[Signature Page to Merger Agreement]

GARDNER DENVER HOLDINGS, INC.

By:	/s/ Vincente Reynal
Name:	Vincente Reynal
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

CHARM MERGER SUB INC.

By:	/s/ Vincente Reynal
Name:	Vincente Reynal
Title:	President

[Signature Page to Merger Agreement]

EXHIBIT A

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

DATED AS OF APRIL 30, 2019

by and between

INGERSOLL-RAND PLC

and

INGERSOLL-RAND U.S. HOLDCO, INC.

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EXHIBITS

A	Form of Transition Services Agreement
B	Form of Tax Matters Agreement
C	Form of Employee Matters Agreement
D	Form of Real Estate Matters Agreement
E	Form of Intellectual Property Matters Agreement
F	Form of Trademark License Agreement

SCHEDULES

Schedule 1.1(59)	PFS Group
Schedule 2.1(a)	Plan of Reorganization
Schedule 2.2(a)(i)	SpinCo Assets
Schedule 2.2(a)(ii)	SpinCo Group
Schedule 2.2(a)(ix)	Excluded items on SpinCo Sites
Schedule 2.2(b)(i)	Excluded Assets
Schedule 2.3(b)(i)	Excluded Liabilities
Schedule 2.6(b)(iv)	Intercompany Contracts which are not being terminated
Schedule 2.8(a)(i)	Closing Working Capital
Schedule 2.13	IT Matters
Schedule 6.9(a)(ii)	Guarantees

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SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of April 30, 2019 (this “Agreement”), is by and between Ingersoll-Rand plc, a public limited company incorporated in Ireland (“Moon”), and Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (“SpinCo”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, Moon, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, SpinCo is a newly formed, wholly owned Subsidiary of Moon;

WHEREAS, Moon intends to separate the SpinCo Business from the Moon Business and to cause the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Moon will either (a) cause the holders of the outstanding ordinary shares, $1.00 par value, of Moon (the “Moon Ordinary Shares”) as of the close of business on the Record Date to receive on a pro rata basis for no consideration all of the issued and outstanding shares of common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) in accordance with a distribution ratio to be determined by the Board of Directors of Moon or a committee thereof (the “One-Step Spin-Off”) or (b) consummate an offer to exchange shares of SpinCo Common Stock for outstanding shares of Moon Ordinary Shares (the “Exchange Offer”) (followed by a Clean-Up Spin-Off) (in each case, the “Distribution”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Moon, SpinCo, Gardner Denver Holdings, Inc., a Delaware corporation (“Clover”), and Charm Merger Sub Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of Clover (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo (the “Merger”) and all shares of SpinCo Common Stock will be converted into the right to receive common stock, $0.01 par value, of Clover, (“Clover Common Stock”) upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of Moon, or a duly authorized committee thereof, and the Board of Directors of SpinCo have approved the Reorganization, the Distribution, the Merger Agreement and the Merger;

WHEREAS, for U.S. federal income tax purposes, (i) the Contribution and Distribution are intended to qualify as tax-free under Sections 368(a), 361 and 355 of the Code; (ii) each of the transactions described on Schedule 7.3(b) of the Merger Agreement are intended to qualify either as a “distribution” under Section 355 of the Code or as a “reorganization” under Sections 368(a), 361 and 355 of the Code; and (iii) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code; and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization, the Distribution and the ongoing relationship of Moon, SpinCo and their respective Subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

(1)   “Accounting Principles” means GAAP, applied using the same accounting principles and standards, methods, policies, practices, procedures, classifications and estimation methodologies used by

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SpinCo in preparing the Audited Financial Statements, and modified with respect to the calculation of Closing Working Capital, by any change in such principles, methods, policies, practices, procedures, classifications and estimation methodologies that are used by SpinCo in the preparation of the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i) (including with respect to the categories of Assets which are classified as “Current Assets” and categories of Liabilities which are classified as “Current Liabilities” which shall be as set forth therein). In the event of any conflict between GAAP and this Agreement (except, solely with respect the calculation of Closing Working Capital, the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i)), including the defined terms herein, GAAP shall apply. For the avoidance of doubt, past methods, policies, practices, procedures, classifications and estimation methodologies shall not include errors, unreconciled accounts or misuse of facts.

(2)   “Action” means any claim, action, suit, arbitration, investigation or other Proceeding, in each case, by any Person or Governmental Authority before any Governmental Authority.

(3)   “Adversarial Action” means (i) an Action by a member of the Moon Group, on the one hand, against a member of the SpinCo Group or the Clover Group, on the other hand, or (ii) an Action by a member of the SpinCo Group or the Clover Group, on the one hand, against a member of the Moon Group, on the other hand.

(4)   “Affiliate” means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, for purposes of this Agreement, the other Transaction Documents and the Merger Agreement, no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the Moon Group, and no member of the Moon Group shall be deemed to be an Affiliate of any member of the SpinCo Group, from and after the Distribution Time.

(5)   “Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations, information or reports to be submitted to, or other filings or consultations to be made with, any third Person, including employee representatives, unions, works councils, health and safety committees, or any Governmental Authority.

(6)   “Asbestos Liabilities” means all Liabilities to the extent relating to, arising out of or resulting from the actual or alleged exposure of any Person to asbestos in any form, including all Liabilities to the extent relating to, arising out of or resulting from any Action brought by (or on behalf of) such Person in respect of such Liabilities.

(7)   “Assets” means any and all assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected, or required to be recorded or reflected, on the books and records or financial statements of the applicable Person, including the following:

(a)   all Information, cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data and drawings, correspondence and lists, product data and literature, artwork, design, development, manufacturing and business process files and data, formulations and specifications, quality records and reports and accounting and other books, records, studies, surveys, reports, plans, documents, advertising and promotional materials, and other printed or written materials; artwork; design; development, manufacturing and quality control records, procedures and files; vendor and customer drawings, formulations and specifications; quality records and reports and other books, records, ledgers, files, documents, plats, photographs, studies, surveys, reports, plans and documents, operating, production and other manuals, corporate minute books and related stock records, financial records, separate entity Tax Returns and associated Tax records of

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SpinCo and its Subsidiaries (including of any entity that is treated as a predecessor of SpinCo or any of its Subsidiaries for U.S. federal income tax purposes), and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form (“Books and Records”);

(b)   all apparatus, computers and other electronic data processing and communications equipment, telecommunications equipment and data, electronic storage equipment, fixtures, machinery, marketing and transportation systems and related facilities, equipment, furniture, office equipment, automobiles, trucks, vessels, motor vehicles and other transportation equipment, tools, apparatus, cables, test devices, prototypes and models and other tangible personal property of any kind;

(c)   all inventories of materials, parts, raw materials, components, supplies, work-in-process, goods in transit, consigned goods and finished goods and products;

(d)   all interests in real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Lien in real property, lessor, sublessor, lessee, sublessee or otherwise;

(e)   (i) all interests in any capital stock or other equity or ownership interests of any Subsidiary or any other Person, (ii) all bonds, notes, debentures, puts, call, straddles, options or other securities issued by any Subsidiary or any other Person, (iii) all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and (iv) all other investments in securities of any Person;

(f)   all rights under Contracts, distribution and supplier arrangements, sale and purchase agreements, joint operating agreements, unfilled orders for the manufacture and sale of products and all other Contracts and business arrangements, license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services and other Contracts, all claims or rights against any Person, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(g)   all deposits, prepaid expenses, letters of credit and performance and surety bonds;

(h)   all written (including in electronic form) technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals, and materials and analyses prepared by consultants and other third Persons;

(i)   all Intellectual Property Rights and all physical and tangible materials embodying same;

(j)   all IT Assets;

(k)   all prepaid expenses, trade accounts and other accounts and notes receivable (whether current or non-current);

(l)   all interests, rights to causes of action, lawsuits, judgments, claims, counterclaims, rights under express or implied warranties, rights of recovery and rights of setoff of any kind, demands and benefits of any Person, including all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers, causes of action or similar rights, whether accrued or contingent;

(m)   all licenses, Permits, approvals and authorizations which have been issued by any Governmental Authority or other third Person;

(n)   all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; and

(o)   all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

(8)   “Audited Financial Statements” has the meaning set forth in the Merger Agreement.

(9)   “Business Day” has the meaning set forth in the Merger Agreement.

(10)  “Closing” has the meaning set forth in the Merger Agreement.

(11)  “Clover Group” means Clover and each Person that is a direct or indirect Subsidiary of Clover.

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(12)  “Club Car” means the Club Car strategic business unit of Ingersoll Rand that today is in the business of manufacturing, production, assembly, sale, offering and service of golf, utility and consumer low-speed vehicles, brakes related to the foregoing, and related parts and service offerings.

(13)  “Code” means the Internal Revenue Code of 1986, as amended.

(14)  “Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, insurance policy, benefit plan, deed of trust, lease, sublease, franchise, permit, authorization, license, instrument, binding commitment, obligation or other undertaking.

(15)  “Contribution” means the transfer of the SpinCo Assets and SpinCo Liabilities to SpinCo pursuant to the Reorganization.

(16)  “CTS” means the Compression Technology and Services strategic business unit of Ingersoll Rand that today is in the business of manufacturing, production, assembly, sale, offering and service of air compressors (including reciprocating air compressors, oil-flooded rotary air compressors, oil-free compressors, oil-free rotary compressors and centrifugal compressors), air compressor dryers, air compressor filters, controls and automation, the Ingersoll Rand integrated compression/OEM solutions business, low pressure blowers and machining and testing, and related parts and accessories (including those related to condensate management, filtration solutions, installation solutions, lubricants and power management), which services include maintenance plans, rentals services, performance services, remanufacturing, installations and product training, machining services, testing services and other service offerings.

(17)  “Disclosure Documents” means (a) any registration statement to be filed by SpinCo with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, and (b) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated hereby.

(18)  “Distribution Agent” means Computershare Shareholder Services.

(19)  “Distribution Date” means the date on which Moon distributes all of the issued and outstanding shares of SpinCo Common Stock to the holders of Moon Ordinary Shares.

(20)  “Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York City time.

(21)  “Effective Time” has the meaning set forth in the Merger Agreement.

(22)  “Employee Matters Agreement” means the Employee Matters Agreement in the form attached hereto as Exhibit C, entered into by and among Clover, Moon and SpinCo on or immediately prior to the Closing Date.

(23)  “Environmental Condition” means the presence of Hazardous Materials in the environment, including soil, groundwater, surface water, ambient air or indoor air.

(24)  “Environmental Law” means any and all applicable Laws, including the common law, relating to the protection of the environment, natural resources or human health and safety (to the extent related to exposure to harmful or deleterious substances).

(25)  “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.

(26)  “Excluded SpinCo Records” means (a) any and all Tax Returns and associated Tax records of SpinCo and its Subsidiaries other than separate entity Tax Returns and associated Tax records of SpinCo and its Subsidiaries, including, for the avoidance of doubt, any Tax Returns filed on an affiliated, consolidated, combined, unitary, fiscal unity or other group basis with any member of the Moon Group and associated

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Tax records; (b) any personnel records that do not constitute Benefit Management Records (as defined in the Employee Matters Agreement); (c) any Books and Records not related in any material respect to the SpinCo Business (it being understood that to the extent that such Books and Records relate in part to the SpinCo Business, SpinCo shall be provided access to redacted copies of such records showing only the information that relates to the SpinCo Business); (d) any Books and Records the transfer of which is prohibited by applicable Law; and (e) any Books and Records (including any minutes or summaries of executive meetings and strategy papers) relating to the transactions contemplated by this Agreement, the Merger Agreement or the other Transaction Documents or any alternatives to such transactions considered by Moon.

(27)  “Fluid Management” means the Fluid Management portion of FMT that today is in the business of manufacturing, production, assembly, sale, offering and service of diaphragm pumps, piston pumps and packages, filters regulators, lubricators, lubrication equipment, pneumatic valves and cylinders, other products sold under the “Aro” brand, and related parts and accessories and service offerings.

(28)  “FMT” means the Fluid Management, Material Handling and Power Tools strategic business unit of Ingersoll Rand.

(29)  “Former SpinCo Employees” has the meaning set forth in the Employee Matters Agreement.

(30)  “GAAP” means generally accepted accounting principles in the United States.

(31)  “Governmental Authority” means any federal, state, local, foreign or supranational government, any entity exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government, and any arbitral body or tribunal of competent jurisdiction.

(32)  “Group” means the Moon Group or the SpinCo Group, as the context requires.

(33)  “Hazardous Materials” means (a) any substance that is listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, toxic mold, radioactive material or radon; and (c) any other substance or waste which may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

(34)  “Headquarters Lease” has the meaning set forth in the Merger Agreement.

(35)  “Information” means information, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, accountant’s work papers, contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys and accountants or under their direction (including attorney work product), and all other technical, financial, employee or business information or data.

(36)  “Insurance Policies” means insurance policies and insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

(37)  “Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of the insured or (c) received (including by way of setoff) from any third Person in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) and net of any costs or expenses, including Taxes, incurred in connection with the receipt thereof.

(38)  “Intellectual Property Matters Agreement” means the Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit E, entered into or to be entered into by and among Moon and SpinCo on or immediately prior to the Distribution Date.

(39)  “Intellectual Property Rights” has the meaning set forth in the Intellectual Property Matters Agreement.

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(40)  “Interim Financial Period” has the meaning set forth in the Merger Agreement.

(41)  “Interim Financial Statements” has the meaning set forth in the Merger Agreement.

(42)  “IT Assets” has the meaning set forth in the Merger Agreement.

(43)  “Law” means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person.

(44)  “Liabilities” means any and all debts, guarantees, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, and whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of the applicable Person, including those arising under any Law, claim, demand, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority and those arising under any Contract, release or warranty, or any fines, damages or equitable relief which may be imposed.

(45)  “Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, adverse ownership interest or other lien of any kind.

(46)  “Material Handling” means the Material Handling portion of FMT that today is in the business of manufacturing, production, assembly, sale, offering and service of hoists, winches, tuggers, BOP handling systems, balancers, handling devices/end effectors, support structures, custom lifting solutions, ergonomic custom solutions, service solutions, and related parts and accessories and service offerings.

(47)  “Minimum Cash Amount” means $25,000,000.

(48)  “Moon Business” means the businesses and operations conducted prior to the Distribution Time by any member of the Moon Group that are not included in the SpinCo Business.

(49)  “Moon Group” means Moon and each Person (other than any member of the SpinCo Group) that is a direct or indirect Subsidiary of Moon immediately after the Distribution Time, and each Person that becomes a Subsidiary of Moon after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Plan of Reorganization).

(50)  “Moon IP” has the meaning set forth in the Intellectual Property Matters Agreement.

(51)  “Moon LuxCo” means Ingersoll-Rand Lux International Co. S.à r.l., a Luxembourg société à responsibilité limitée.

(52)  “Moon Trademarks” has the meaning set forth in the Intellectual Property Matters Agreement.

(53)  “Party” means Moon or SpinCo, as appropriate, and “Parties” means Moon and SpinCo.

(54)  “Permits” has the meaning set forth in the Merger Agreement.

(55)  “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

(56)  “PFS Acquisition” means the acquisition of the PFS Business contemplated by the PFS Acquisition Agreement.

(57)  “PFS Acquisition Agreement” means the Securities Purchase Agreement dated as of Feburary 6, 2019, by and among Silver II GP Holdings S.C.A., Accudyne Industries Acquisition S.à.r.l., Sundyne, LLC and Moon.

(58)  “PFS Business” has the meaning set forth in the PFS Acquisition Agreement.

(59)  “PFS Group” means each of the legal entities listed on Schedule 1.1(59).

(60)  “Power Tools” means the Power Tools portion of FMT that today is in the business of manufacturing, production, assembly, sale, offering and service of cordless tools, pneumatic tools, impact

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wrenches, ratchets, grinders, sanders, polishers and buffers, cutting tools, needle and chisel scalers, drills, hammers, construction tools, torque multipliers, DC electric fastening systems, cordless precision fasteners, pulse tools, screwdrivers, nutrunners, riveters, calibration equipment, drills, engine starting systems (including engine barring motors and air starters) and air motors, and related parts and accessories and service offerings.

(61)  “Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

(62)  “Real Estate Matters Agreement” means the Real Estate Matters Agreement, in substantially the form attached hereto as Exhibit D, entered into or to be entered into by and between Moon and SpinCo on or prior to the Distribution Date.

(63)  “Record Date” means the close of business on the date determined by the Board of Directors of Moon (or a committee thereof) as the record date for the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with a Clean-Up Spin-Off.

(64)  “Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or within any building or facility.

(65)  “Reorganization” means the transfer of the SpinCo Assets that are not already owned by members of the SpinCo Group to members of the SpinCo Group and the assumption of the SpinCo Liabilities that are not already owned by members of the SpinCo Group by members of the SpinCo Group, and the transfer of Excluded Assets that are not already owned by members of the Moon Group to members of the Moon Group and the assumption of the Excluded Liabilities that are not already owned by members of the Moon Group by the Moon Group, all as more fully described in this Agreement and the other Transaction Documents and including the steps set forth in the Plan of Reorganization.

(66)  “SEC” means the United States Securities and Exchange Commission.

(67)  “Service Provider” means, with respect to any Person, any current, former or future employee, officer, consultant, independent contractor or director of such Person.

(68)  “Shared Assets” means the Assets identified on Schedule 2.7(a).

(69)  “Shared Contracts” means all contracts, commitments and other agreements to which Moon or any of its Subsidiaries is a party as of immediately prior to the Distribution Time that relate both to the SpinCo Business and the Moon Business (other than (i) Intercompany Obligations and (ii) any Contracts with respect to Intellectual Property Rights or IT Assets that are the subject of Transition Services under the Transition Services Agreement, which shall be treated as set forth therein).

(70)  “Specified Asbestos Liabilities” means Asbestos Liabilities of any member of the Moon Group, whether such claim is made before or after the Distribution Time, in each case to the extent relating to, arising out of or resulting from Club Car, Material Handling, Power Tools or the PFS Business (in each case, including former products or business lines of similar application or end use made, sold or serviced by any such business, or former locations of any such business that made, sold or serviced such products or business lines).

(71)  “SpinCo Balance Sheet” means the balance sheet as of December 31, 2018 included in the SpinCo Financial Statements (as defined in the Merger Agreement).

(72)  “SpinCo Business” means the business conducted by the Industrial segment of Moon as such business is conducted as of the date hereof and will be conducted in accordance with the Merger Agreement immediately prior to the Distribution Time, including, if the PFS Acquisition has been consummated prior to the Distribution Time, as conducted after giving effect to the PFS Acquisition.

(73)  “SpinCo Business Records” means Books and Records of Moon and its Subsidiaries as of immediately prior to the Distribution Time, excluding Excluded SpinCo Records.

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(74)  “SpinCo Contracts” means the following Contracts to which Moon or any of its Subsidiaries is a party or by which Moon or any of its Subsidiaries or any of their respective Assets is bound, in each case, as of immediately prior to the Distribution Time (except for any such Contract or part thereof that is expressly contemplated to be retained by or transferred to Moon or any member of the Moon Group pursuant to any provision of this Agreement or any other Transaction Document):

(a)  any Contract that is primarily related to the SpinCo Business;

(b)  any Contract or part thereof that is otherwise expressly contemplated pursuant to this Agreement (including Shared Contracts, subject to Section 2.7) or any of the other Transaction Documents to be assigned to SpinCo or any member of the SpinCo Group; and

(c)  the PFS Acquisition Agreement and any other Transaction Document (as defined in the PFS Acquisition Agreement).

(75)  “SpinCo Group” means SpinCo, those Persons set forth on Schedule 2.2(a)(ii), if the PFS Acquisition is consummated prior to the Distribution Time, each member of the PFS Group, each Subsidiary of SpinCo immediately after the Distribution Time and each other Person that becomes a Subsidiary of SpinCo after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Plan of Reorganization); provided that Schedule 2.2(a)(ii) may be updated in accordance with the Plan of Reorganization to add or remove Persons on such schedule.

(76)  “SpinCo Indebtedness” means, without duplication, and including the principal of and any accrued and unpaid interest and accrued and unpaid commitment fees thereon, premiums, penalties, costs payable in connection with payment or prepayment (including any breakage costs, prepayment or early termination penalties, foreign currency charges or conversion expenses), fees or other amounts owing in respect of the aggregate amount outstanding as of immediately prior to the Distribution Time with respect to any of the following of any member of the SpinCo Group: (a) obligations for borrowed money; (b) obligations evidenced by bonds, debentures, notes, debt securities or other similar instruments, (c) obligations under any letters of credit, performance bonds, surety bonds, bankers acceptances or similar instruments to the extent drawn and not reimbursed (reduced by any SpinCo Cash held as collateral in respect thereof), (d) obligations under leases which have been, or should be in accordance with GAAP, capitalized leases, (e) obligations pursuant to, or under, any interest rate, currency, commodity or other swap, collar, cap, derivative or other hedging or similar agreements or arrangements, (f) obligations for the deferred purchase price of property, goods, assets or services or for earn-outs or similar obligations (calculated at the full amount of payments outstanding), (g) accrued severance obligations with respect to Former SpinCo Employees and (h) guaranties of any obligations of the types described in the preceding clauses (a) through (g), inclusive, of any other Person. For the avoidance of doubt, the term “SpinCo Indebtedness” shall not include (A) any amounts available under any debt instrument to the extent undrawn or uncalled, (B) any Liabilities to the extent such items are included in the calculation of Closing Working Capital, (C) any indebtedness between wholly-owned members of the SpinCo Group, or (D) Total SpinCo Debt.

(77)  “SpinCo IP” has the meaning set forth in the Intellectual Property Matters Agreement.

(78)  “Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such Person, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote or direct the vote of, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

(79)  “Supply Agreements” has the meaning set forth in the Merger Agreement.

(80)  “Tax” has the meaning set forth in the Tax Matters Agreement.

(81)  “Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached hereto as Exhibit B, entered into or to be entered into by and between Clover, Moon and SpinCo on or prior to the Distribution Date.

(82)  “Tax Return” has the meaning set forth in the Tax Matters Agreement.

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(83)  “Tender Agreement” has the meaning set forth in the Merger Agreement.

(84)  “Total SpinCo Debt” means, collectively, any debt incurred by SpinCo or any of its Subsidiaries to finance the SpinCo Payment.

(85)  “Trademark License Agreement” means the Trademark License Agreement in substantially the form attached hereto as Exhibit E, entered into or to be entered into by and among Moon and SpinCo on or immediately prior to the Distribution Date.

(86)  “Trademarks” has the meaning set forth in the Intellectual Property Matters Agreement.

(87)  “Transaction Documents” means this Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, the Tender Agreement, the Supply Agreements, the Headquarters Lease and the Transfer Documents, in each case including all annexes, exhibits, schedules, attachments and appendices thereto.

(88)  “Transfer Documents” means the Pre-Distribution Transfer Documents, the Post-Distribution Moon Transfer Documents and the Post-Distribution SpinCo Transfer Documents.

(89)  “Transition Services Agreement” means the Transition Services Agreement in substantially the form attached hereto as Exhibit A, entered into or to be entered into by and between Moon and SpinCo on or immediately prior to the Distribution Date.

(90)  “Transition Services” has the meaning set forth in the Transition Services Agreement.

Section 1.2  Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Definition	Section
Adjustment Amount	2.8(a)(i)
Agreement	Preamble
Appointed Representative	8.1(a)
Arbitration Act	8.1
Chosen Courts	9.2(b)
Clean-Up Spin-Off	3.3(c)
Closing Statement	2.8(c)(i)
Closing Working Capital	2.8(a)(i)
Clover	Recitals
Clover Common Stock	Recitals
Counsel	4.8(e)
Dispute	8.1
Disputed Items	2.8(d)(ii)
Distribution	Recitals
Estimated Adjustment Amount	2.8(c)(i)
Estimated Closing Statement	2.8(c)(i)
Exchange Offer	Recitals
Excluded Asbestos Liabilities	2.3(b)(v)
Excluded Assets	2.2(b)
Excluded Liabilities	2.3(b)
Existing Moon Counsel	4.8(a)
Final Adjustment Amount	2.8(e)
General SpinCo Business Information	4.8(b)
Guarantee Release	6.9(b)
Hedging Contracts	2.15
Hedging Transactions	2.15
Indemnified Party	6.5(a)

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Definition	Section
Indemnifying Party	6.5(a)
Indemnity Payment	6.5(a)
Intercompany Obligations	2.8(a)
linked	2.9(a)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Mixed Action	6.10(d)
Moon	Preamble
Moon Accounts	2.9(a)
Moon Confidential Information	7.2(b)
Moon Controlled Actions	6.10(b)
Moon Counsel	4.8(a)
Moon Indemnification Obligations	6.2
Moon Indemnified Parties	6.1
Moon Ordinary Shares	Recitals
Moon Released Persons	5.1(a)
Notice of Objection	2.8(d)(i)
One-Step Spin-Off	Recitals
Permitted Amendment	2.1(c)
Plan of Reorganization	2.1(a)
Post-Closing Claims	7.3(b)
Post-Distribution Moon Transfer Documents	2.5(b)
Post-Distribution SpinCo Transfer Documents	2.4(b)
Pre-Closing Occurrence-Based Policies	2.2(a)(vii)
Pre-Distribution Transfer Documents	2.1(c)
Preliminary Working Capital Statement	2.8(b)(i)
Reimbursable Expense	7.4(a)
Reorganization Amendment	2.1(c)
Representatives	7.2(a)
Resolution Period	2.8(d)(ii)
Separation Expenses	7.4(a)
Separation Agreement Disputes	8.1(b)
Separate Action	6.10(c)
Solvency Opinion	3.2(c)
SpinCo	Preamble
SpinCo Accounts	2.9(a)
SpinCo Assets	2.2(a)
SpinCo Borrower	3.1(b)
SpinCo Cash	2.8(a)(iii)
SpinCo Cash Amount	2.8(a)(iii)
SpinCo Common Stock	Recitals
SpinCo Confidential Information	7.2(a)
SpinCo Controlled Actions	6.10(a)
SpinCo Counsel	4.8(a)
SpinCo Debt	3.1(b)
SpinCo Indemnification Obligations	6.1
SpinCo Indemnified Parties	6.2
SpinCo Liabilities	2.3(a)
SpinCo Payment	3.1(c)

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Definition	Section
SpinCo Released Persons	5.1(b)
SpinCo Site	2.2(a)(ix)
Target Working Capital	2.8(b)(ii)(B)
Third-Party Claim	6.5(a)
Unaffiliated Accounting Firm	2.8(d)(iii)
Working Capital	2.8(a)(i)

ARTICLE II

THE REORGANIZATION

Section 2.1   Transfer of Assets and Assumption of Liabilities Prior to the Distribution

(a)   In accordance with the plan and structure set forth on Schedule 2.1(a) (such plan and structure, as it may be revised in accordance with Section 2.1(d), being referred to herein as the “Plan of Reorganization”) and to the extent not previously effected pursuant to the steps of the Plan of Reorganization that have been completed prior to the date of this Agreement, prior to the Distribution Time:

(i)   SpinCo Assets. Moon shall, and shall cause its applicable Subsidiaries to, assign, transfer, convey and deliver to SpinCo or one or more of SpinCo’s Subsidiaries designated by SpinCo, and SpinCo or such Subsidiaries shall accept from Moon and Moon’s applicable Subsidiaries, all of Moon’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all SpinCo Assets (in the case of the Moon Trademarks and all other SpinCo IP, subject to, and in accordance with, the terms and conditions of the Intellectual Property Matters Agreement and Trademark License Agreement);

(ii)   SpinCo Liabilities. SpinCo and/or one or more of its Subsidiaries designated by SpinCo shall accept, assume and agree faithfully to perform, discharge and fulfill the SpinCo Liabilities in accordance with their respective terms (and, for the avoidance of doubt, shall not assume the Excluded Liabilities). SpinCo and such Subsidiaries shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided, however, that nothing contained herein shall preclude or inhibit SpinCo from asserting against third parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement;

(iii)   Excluded Assets. Moon shall cause the members of the SpinCo Group to assign, transfer, convey and deliver to Moon or one or more of its other Subsidiaries designated by Moon (other than any member of the SpinCo Group), and Moon or such other Subsidiaries shall accept from such applicable members of the SpinCo Group, such applicable Person’s respective direct or indirect right, title and interest in and to any Excluded Assets; and

(iv)   Excluded Liabilities. Moon and/or its Subsidiaries designated by Moon (other than any member of the SpinCo Group) shall accept and assume from the members of the SpinCo Group and agree faithfully to perform, discharge and fulfill the Excluded Liabilities of such Persons, and Moon and/or its applicable Subsidiaries shall be responsible for all Excluded Liabilities, regardless of when or where such Excluded Liabilities arose or arise, or the legal entity that incurred or holds the Excluded Liability (provided, however, that nothing contained herein shall preclude or inhibit Moon from asserting against third parties any defenses available to the legal entity that incurred or holds such Excluded Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such Excluded Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement.

(b)   In furtherance of the assignment, transfer, conveyance and delivery of the SpinCo Assets and the assumption of the SpinCo Liabilities in accordance with Section 2.1(a)(i) and Section 2.1(a)(ii), on the date that such SpinCo Assets are assigned, transferred, conveyed or delivered or such SpinCo Liabilities are assumed, and except with respect to matters addressed by the Intellectual Property Matters Agreement:

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(i) Moon shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of Moon’s and its Subsidiaries’ (other than the members of the SpinCo Group) right, title and interest in and to such SpinCo Assets and (ii) SpinCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the SpinCo Liabilities by SpinCo and its Subsidiaries.

(c)   In furtherance of the assignment, transfer, conveyance and delivery of the Excluded Assets and the assumption of the Excluded Liabilities in accordance with Section 2.1(a)(iii) and Section 2.1(a)(iv), on the date that such Excluded Assets are assigned, transferred, conveyed or delivered or such Excluded Liabilities are assumed, (i) SpinCo shall execute and deliver, and shall cause the members of the SpinCo Group to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of SpinCo’s and such Person’s right, title and interest in and to such Excluded Assets and (ii) Moon shall execute and deliver, and shall cause its Subsidiaries (other than the members of the SpinCo Group) to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the Excluded Liabilities by Moon and its Subsidiaries. All of the foregoing documents contemplated by Section 2.1(b) and this Section 2.1(c) shall be referred to collectively herein as the “Pre-Distribution Transfer Documents.”

(d)   Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.1(a), each of Moon and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Plan of Reorganization (whether prior to, at or after the Distribution Time). Prior to the Distribution Time, Moon shall be permitted to update, modify or supplement the then-current Plan of Reorganization (including by making conforming amendments to Schedule 2.1(a)) if such update, modification or supplement (which, for the avoidance of doubt, would include any additional step or additional description of a step currently included on the Plan of Reorganization) (i) is consistent in all respects with the allocation of SpinCo Assets, SpinCo Liabilities, Excluded Assets and Excluded Liabilities in accordance with the definitions of such terms and otherwise consistent in all respects with allocations of assets and liabilities in the other Transaction Documents, (ii) would not reasonably be expected to delay the Distribution Date by more than sixty (60) days past the then-expected Distribution Date and, in any event, not beyond the Outside Date (as defined the Merger Agreement), (iii) in the case of any update, modification or supplement with respect to SpinCo Assets and SpinCo Liabilities (whether in corporate form or otherwise) that are already specifically reflected in the Plan of Reorganization at the time of such proposed further update, modification, or supplement, would not reasonably be expected to result in a material incremental Liability (other than any Asbestos Liability) (including, for the avoidance of doubt, Tax Liability) to SpinCo or any of its Subsidiaries unless and only to the extent such incremental Liability is expressly subject to reimbursement or indemnification by Moon pursuant to this Agreement or any other Transaction Document or is offset by savings otherwise obtained pursuant to any update, modification or supplement to the Plan of Reorganization, (iv) would not reasonably be expected (in light of the terms of this Agreement and the other Transaction Documents) to impede the operations of or otherwise adversely affect the SpinCo Business in any respect material to the SpinCo Business and (v) would not restrict the disposition of any of the businesses listed on Schedule I of the Tax Matters Agreement (any update, modification or supplement described in this sentence, a “Permitted Reorganization Amendment”). Moon shall regularly consult in good faith with Clover in the course of the further development of the Plan of Reorganization, provide any information reasonably requested by Clover related thereto, and consider in good faith comments from Clover in respect of such further development of the Plan of Reorganization. At such time as Moon notifies Clover in writing that it proposes to make an amendment to the Plan of Reorganization, Moon shall consider in good faith any further comments from Clover, but the determination as to whether a proposed amendment constitutes a Permitted Reorganization Amendment shall ultimately be reasonably determined in good faith by Moon. Other than any Permitted Reorganization Amendment (and subject to compliance with the notification and consultation obligations described in the preceding two sentences) no update,

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modification or supplement to the then-current Plan of Reorganization may be made by Moon without the prior written consent of Clover (such consent not to be unreasonably withheld, delayed or conditioned). In addition, and notwithstanding anything to the contrary contained herein, Moon hereby acknowledges that it intends to seek a ruling with respect to Steps 11A through 11C (“Alternative A”) of the Plan of Reorganization. In connection therewith, Moon shall keep Clover reasonably informed regarding the filing of any ruling request and discussions relating thereto, shall notify Clover of any representations made in such ruling request that would be binding on the SpinCo Group if the ruling is obtained, and shall notify Clover if the ruling is obtained. If it is determined that a ruling cannot be obtained or it is no longer desirable to obtain such ruling, Moon shall implement Steps 12A through 12D (“Alternative B”) of the Plan of Reorganization, unless Moon determines to pursue another alternative with respect to the distribution of SpinCo by Moon, in which case unless Moon (i) provides Clover with a statement from Moon’s Irish tax counsel that is reasonably acceptable to Clover, based on advice of Clover’s Irish tax counsel, that Moon’s Irish tax counsel expects to deliver the opinion described in Section 7.3(b)(ii) of the Merger Agreement relating to clause (b) of the definition of Tax-Free Status of the External Transactions (as defined in the Merger Agreement) and provides Clover with sufficient detail of such alternative such that Clover’s Irish tax counsel may make such determination and (ii) such alternative otherwise satisfies the criteria for a Permitted Reorganization Amendment, such other alternative shall not be implemented without the prior written consent of Clover (such consent not to be unreasonably withheld, delayed or conditioned).

(e)   SpinCo hereby waives compliance by each and every member of the Moon Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group.

(f)   Moon hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Excluded Assets to any member of the Moon Group.

(g)   The Parties acknowledge and agree that as between the Moon Group and the SpinCo Group, on the one hand, and any third Person asserting a Liability against a member of the Moon Group or the SpinCo Group, on the other hand, nothing in this Agreement shall be interpreted to grant such third Person rights to assert such Liability against any legal entity within the Moon Group or the SpinCo Group that would not be subject to such Liability absent this Agreement.

Section 2.2   Allocation of Assets

(a)   For purposes of this Agreement, “SpinCo Assets” shall mean the following Assets (without duplication and excluding any Intellectual Property Rights from each clause below other than clause (vi)), except for Excluded Assets:

(i)   the Assets listed or described on Schedule 2.2(a)(i);

(ii)   the shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Moon, listed in Schedule 2.2(a)(ii) (provided that Schedule 2.2(a)(ii) may be updated in accordance with the Plan of Reorganization to add or remove Persons on such schedule) or otherwise contemplated to be part of SpinCo Group pursuant to the Reorganization (which, for the avoidance of doubt, following the consummation of the PFS Acquisition, shall include the PFS Group);

(iii)   (A) the SpinCo Contracts and (B) any Shared Contracts to the extent allocated to SpinCo pursuant to Section 2.7;

(iv)   the Assets reflected on the SpinCo Balance Sheet or the accounting records supporting such balance sheet and any Assets acquired by or for the SpinCo Business or any member of the SpinCo Group or the Moon Group subsequent to the date of the SpinCo Balance Sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the SpinCo Balance Sheet or the accounting records supporting such balance sheet if prepared on a consistent basis, subject to any acquisitions or dispositions of Assets subsequent to the date of the SpinCo Balance Sheet as may be expressly permitted under or consented to by Clover in accordance with the Merger Agreement and this Agreement, but in all events excluding all cash and cash equivalents (except for

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SpinCo Cash in excess of the Minimum Cash Amount or as expressly otherwise provided in the Transaction Documents); provided, that upon delivery of the Audited Financial Statements pursuant to the Merger Agreement, each reference to the SpinCo Balance Sheet in this Section 2.2(a)(iv) shall be deemed to instead refer to the balance sheet as of December 31, 2018 included in the Audited Financial Statements;

(v)   the SpinCo Cash up to the Minimum Cash Amount (to the extent taken into account in the determination of SpinCo Cash Amount in the Final Adjustment Amount pursuant to Section 2.9) and all bank accounts, lock boxes and other deposit arrangements exclusively used in, held for use in or related to the SpinCo Business;

(vi)   the SpinCo IP, including all Moon Trademarks, together with any and all rights to sue and recover for past, present and future infringement, misappropriation or other violation thereof and all remedies associated therewith;

(vii)   subject to Section 7.3 (including any limitations or obligations of any member of the SpinCo Group thereunder), to the terms of the applicable Insurance Policies and the Tender Agreement, the rights of any member of the SpinCo Group under any occurrence-based Insurance Policies of Moon or its Subsidiaries (as applicable) in place prior to the Distribution Date under which SpinCo or any other member of the SpinCo Group is insured (the “Pre-Closing Occurrence-Based Policies”) (it being understood that any retrospective premiums, deductibles or other similar obligations arising from any claim(s) by or on behalf of any SpinCo Group member under such Pre-Closing Occurrence-Based Policies shall be borne by the SpinCo Group); provided further that nothing in this clause shall be deemed to constitute (or to reflect) an assignment of any or all of such Pre-Closing Occurrence-Based Insurance Policies themselves (as distinguished from a grant of a right to access coverage under such Pre-Closing Occurrence Based Policies for the Assumed Liabilities, as provided in Section 7.3), to SpinCo or any member of the SpinCo Group;

(viii)   (A) the offices, manufacturing facilities and other owned real property allocated to a member of the SpinCo Group pursuant to the Real Estate Matters Agreement and (B) the leases, subleases, licenses or other agreements governing the leased real property allocated to a member of the SpinCo Group pursuant to the Real Estate Matters Agreement, in each case, subject to the terms and conditions of the Real Estate Matters Agreement;

(ix)   fixtures, machinery, equipment, tools, automobiles, trucks and other transportation equipment, office equipment, tangible IT Assets, furnishings and other tangible property located at a physical site of which the ownership or a leasehold or subleasehold interest is being transferred to or retained by a member of the SpinCo Group pursuant to the Real Estate Matters Agreement, and which is not subject to a site division, a lease or sublease back to a member of the Moon Group as of the Distribution Time (a “SpinCo Site”), but excluding the items listed on Schedule 2.2(a)(ix) (in each case excluding any such tangible property owned by Persons other than Moon and its Subsidiaries as of immediately prior to the Distribution Time; provided that personal computers and other personal equipment shall be retained by the Party who, following the Distribution Time, retains the services of the applicable Service Provider who, prior to the Distribution Time, used such personal computer);

(x)   originals or, to the extent originals are not available by reason other than that such originals are Excluded SpinCo Business Records, copies of all SpinCo Business Records that are located at a SpinCo Site and copies of all other SpinCo Business Records (but not, for the avoidance of doubt, such SpinCo Business Records themselves);

(xi)   all other Assets that are expressly provided by this Agreement or any other Transaction Document as Assets to be transferred to SpinCo or any other member of the SpinCo Group; and

(xii)   all Assets owned or held immediately prior to the Distribution Time by Moon or any of its Subsidiaries primarily used in, held for use in or related to the SpinCo Business provided that no Asset shall be deemed to be a SpinCo Asset solely as a result of this clause (xiii) if such Asset is within the category or type of Asset expressly covered by (1) another subsection of this Section 2.2(a), (2) a subsection of Section 2.2(b) or (3) by the terms of another Transaction Document.

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(b)   For the purposes of this Agreement, “Excluded Assets” shall mean the following Assets that are owned, leased or licensed, at or prior to the Distribution Time, by Moon or any of its Subsidiaries (without duplication):

(i)   the Assets listed or described on Schedule 2.2(b)(i);

(ii)   all cash and cash equivalents (except for SpinCo Cash up to the Minimum Cash Amount or as expressly otherwise provided in the Transaction Documents);

(iii)   (A) the shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Moon that are not members of the SpinCo Group and (B) the shares of capital stock of, or any other equity or ownership interests in, the entities held by Moon that are not members of the SpinCo Group;

(iv)   (A) except as provided in clause (B), other Contracts that are not primarily related to the SpinCo Business and (B) any Shared Contracts, to the extent not allocated to SpinCo pursuant to Section 2.7;

(v)   all Moon IP;

(vi)   (A) the offices, manufacturing facilities and other owned real property allocated to a member of the Moon Group pursuant to the Real Estate Matters Agreement and (B) the leases, subleases, licenses or other agreements governing the leased real property allocated to a member of the Moon Group pursuant to the Real Estate Matters Agreement in each case, subject to the terms and conditions of the Real Estate Matters Agreement;

(vii)   the Excluded SpinCo Records;

(viii)   all Permits that by their terms are not transferable; and

(ix)   all other Assets (A) that are not included as SpinCo Assets pursuant to Section 2.2(a) or (B) that are expressly contemplated by this Agreement or any other Transaction Document as Assets to be retained by Moon or any other member of the Moon Group.

Section 2.3   Allocation of Liabilities

(a)   For the purposes of this Agreement, “SpinCo Liabilities” shall mean the following Liabilities (without duplication):

(i)   [reserved];

(ii)   all Liabilities to the extent relating to, arising out of or resulting from:

(A)   the operation of the SpinCo Business, as conducted at any time before, at or after the Distribution Time;

(B)   the operation of any business conducted by any member of the SpinCo Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is or was within such Person’s authority, with respect to such business);

(C)   the SpinCo Assets; or

(D)   any Environmental Condition or any matter subject to or regulated by Environmental Law, in each case whether before, at or after the Distribution Time and in each case to the extent relating to, arising out of or resulting from (i) any properties (or the portion thereof if shared with the Moon Group) owned, leased or occupied by any member of the SpinCo Group from and after the Distribution Time; (ii) the ownership, occupancy or use of any property included in the SpinCo Assets; or (iii) the presence on or Release of Hazardous Materials on or from any property included in the SpinCo Assets; (iv) the conduct or operation of the SpinCo Business (other than at a property of any member of the Moon Group following the Distribution Time); or (v) the use, treatment, Release, handling, transportation or disposal of Hazardous Materials by the SpinCo Business or by or on behalf of any member of the SpinCo Group (other than at a property of any member of the Moon Group following the Distribution Time);

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(iii)   the Liabilities reflected as liabilities or obligations of the SpinCo Business in the SpinCo Balance Sheet or the accounting records supporting such balance sheet (including, for the avoidance of doubt, all accounts payable and deferred revenue reflected therein), and all Liabilities arising or assumed after the date of the SpinCo Balance Sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on the SpinCo Balance Sheet or the accounting records supporting such balance sheet if prepared on a consistent basis (including, in any event, all Liabilities of SpinCo under the Total SpinCo Debt), subject, in each case, to any discharge of such Liabilities subsequent to the date of the SpinCo Balance Sheet; provided, that upon delivery of the Audited Financial Statements pursuant to the Merger Agreement, each reference to the SpinCo Balance Sheet in this Section 2.3(a)(iii) shall be deemed to instead refer to the balance sheet as of December 31, 2018 included in the Audited Financial Statements;

(iv)   the Liabilities arising out of or resulting from (A) the Total SpinCo Debt, (B) capitalized and operating lease obligations related to the SpinCo Business as of the Distribution Date to the extent such capitalized and operating leases are SpinCo Assets or (C) the SpinCo Indebtedness (to the extent taken into account in the determination of SpinCo Indebtedness in the Final Adjustment Amount pursuant to Section 2.9); and

(v)   all other Liabilities that are expressly provided by this Agreement or any other Transaction Document as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and Liabilities of SpinCo or any other member of the SpinCo Group under this Agreement or any of the other Transaction Documents.

(b)   For the purposes of this Agreement, “Excluded Liabilities” shall mean (without duplication):

(i)   the Liabilities listed or described on Schedule 2.3(b)(i);

(ii)   all Liabilities of Moon or its Subsidiaries to the extent (A) such Liabilities are not SpinCo Liabilities or (B) relating to, arising out of or resulting from any disposed or discontinued business or operations of Moon and its Subsidiaries as of the Distribution Time, other than disposed or discontinued business or operations that were part of CTS, Club Car, FMT or the PFS Business, including any divested assets, operations or discontinued product lines of those strategic business units;

(iii)   all Liabilities, whether presently in existence or arising after the date of this Agreement, relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor engaged by any member of the Moon Group or, to the extent the relevant engagement was entered into prior to the Distribution Time, any member of the SpinCo Group, in each case in connection with the transactions contemplated by this Agreement or the Transaction Documents (other than, for the avoidance of doubt, to the extent otherwise provided in the Merger Agreement or any Transaction Document); provided that the foregoing shall not include any fees, commissions or expenses with respect to the Total SpinCo Debt;

(iv)   all Liabilities to the extent relating to, arising out of or resulting from the indemnification of any director, officer, manager, agent or employee of Moon or any of its Affiliates who was a director, officer, manager, agent or employee of Moon or any of its Affiliates (including the SpinCo Group) on or prior to the Distribution Time to the extent such director, officer, manager, agent or employee is or becomes a named defendant in any shareholder derivative suit brought by shareholders of Moon against Moon arising from the transactions contemplated by this Agreement or the Merger Agreement, including the One-Step Spin-Off, the Exchange Offer or the Clean-Up Spin-Off, with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations;

(v)   all Asbestos Liabilities, whether arising before or after the Distribution Time, including those relating to, arising out of or resulting from CTS, Fluid Management or any former products or business lines of similar application or end use made, sold or serviced by any such business, or former locations of any such business that made, sold or serviced such products or business lines (“Excluded Asbestos Liabilities”), but not including the Specified Asbestos Liabilities;

(vi)   all Liabilities to the extent relating to, arising out or resulting from any Environmental Condition or any matter subject to or regulated by Environmental Law, in each case whether before, at

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or after the Distribution Time and in each case to the extent relating to, arising out of or resulting from; (A) the ownership, occupancy or use of any property of Moon Group; or (B) the use, treatment, Release, handling, transportation or disposal of Hazardous Materials on or from any property of the Moon Group; and

(vii)   all other Liabilities of Moon and its Subsidiaries that are expressly contemplated by this Agreement or any other Transaction Document as Liabilities to be retained or assumed by Moon or any other member of the Moon Group, and all agreements, obligations and other Liabilities of Moon or any member of the Moon Group under this Agreement or any of the other Transaction Documents.

Section 2.4   Transfer of Excluded Assets and Assumption of Excluded Liabilities Not Effected at or Prior to the Distribution Time.

(a)   Subject to Section 2.4(d), to the extent any Excluded Asset is transferred or assigned to, or any Excluded Liability is assumed by, a member of the SpinCo Group at or prior to the Distribution Time, or is owned or held by a member of the SpinCo Group after the Distribution Time, from and after the Distribution Time:

(i)   SpinCo shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to Moon or certain of its Subsidiaries designated by Moon, and Moon or such Subsidiaries shall accept from SpinCo and its applicable Subsidiaries, all of SpinCo’s and such Subsidiaries’ respective right, title and interest in and to such Excluded Assets (in the case of the Moon IP, subject to, and in accordance with, the terms and conditions of the Intellectual Property Matters Agreement); and

(ii)   Moon and/or its Subsidiaries designated by Moon shall promptly accept, assume and agree faithfully to perform, discharge and fulfill all such Excluded Liabilities in accordance with their respective terms.

(b)   In furtherance of the assignment, transfer, conveyance and delivery of Excluded Assets and the assumption of Excluded Liabilities provided for in Section 2.4(a)(i) and Section 2.4(a)(ii) and the other Transaction Documents and without any additional consideration therefor: (i) SpinCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of SpinCo’s and its Subsidiaries’ right, title and interest in and to the Excluded Assets to Moon and its Subsidiaries, and (ii) Moon shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the Excluded Liabilities by Moon or its Subsidiaries. All of the foregoing documents contemplated by this Section 2.4(b) shall be referred to collectively herein as the “Post-Distribution SpinCo Transfer Documents.”

(c)   To the extent that the transfer or assignment of any Excluded Asset or the assumption of any Excluded Liability requires any Approvals or Notifications, the Parties shall use their reasonable best efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications; provided, further, that the obligation to obtain or make such Approvals or Notifications shall terminate on the date that is twenty-four (24) months after the Distribution.

(d)   If and to the extent that the valid, complete and perfected transfer or assignment to the Moon Group of any Excluded Assets or the assumption by the Moon Group of any Excluded Liabilities would be a violation of applicable Law or require any Approval or Notification that has not been made or obtained at or prior to the Distribution Time, then, unless the Parties shall mutually otherwise determine, the transfer or assignment to the Moon Group of such Excluded Assets or the assumption by the Moon Group of such Excluded Liabilities, as the case may be, shall be automatically deemed deferred and any such purported

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transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such Excluded Assets or Excluded Liabilities shall continue to constitute Excluded Assets and Excluded Liabilities for all other purposes of this Agreement.

(e)   If any transfer or assignment of any Excluded Asset or any assumption of any Excluded Liability intended to be transferred, assigned or assumed under this Agreement or other Transaction Documents is not consummated at or prior to the Distribution Time, whether as a result of the provisions of Section 2.4(d) or for any other reason, then the Parties shall cooperate to effect such transfers as promptly following the Distribution Time as practicable and, prior to the effectiveness of such transfer of Assets or assumption of Liabilities, the member of the SpinCo Group retaining such Excluded Asset or such Excluded Liability, as the case may be, shall thereafter hold such Excluded Asset in trust for the use and benefit of the member of the Moon Group entitled thereto (at the expense of the member of the Moon Group entitled thereto) and retain such Excluded Liability for the account of the member of the Moon Group and otherwise enter into mutually acceptable arrangements, including subcontracting, sublicensing, subleasing, back-to-back agreement, or other similar arrangement, to convey the economic rights and obligations relating to such Excluded Assets or Excluded Liability to the Moon Group. In addition, the member of the SpinCo Group retaining such Excluded Asset or such Excluded Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Excluded Asset or Excluded Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Moon Group to whom such Excluded Asset is to be transferred or assigned, or which will assume such Excluded Liability, as the case may be, in order to place such member of the Moon Group in the same position as if such Excluded Asset or Excluded Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Excluded Asset or Excluded Liability, as the case may be, including use, risk of loss, potential for gain and dominion, control and command over such Excluded Asset or Excluded Liability, as the case may be, are to inure from and after the Distribution Time to the Moon Group. Except to the extent otherwise required by applicable Law, each of Moon and SpinCo shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income tax purposes, treat any Excluded Asset and any Excluded Liability transferred, assigned or assumed after the Distribution Time pursuant to this Section 2.4(e) as having been so transferred, assigned or assumed prior to the Distribution Time pursuant to the Reorganization and (ii) subject to the terms and conditions of the Tax Matters Agreement, file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

(f)   If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Excluded Asset or the deferral of assumption of any Excluded Liability pursuant to Section 2.4(d), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Excluded Assets or the assumption of any Excluded Liabilities have been removed, the transfer or assignment of the applicable Excluded Asset or the assumption of the applicable Excluded Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable other Transaction Document.

(g)   Any member of the SpinCo Group retaining an Excluded Asset or Excluded Liability due to the deferral of the transfer or assignment of such Excluded Asset or the deferral of the assumption of such Excluded Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available or agreed in advance to be reimbursed) by Moon or the member of the Moon Group entitled to the Excluded Asset or Excluded Liability, as the case may be, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by Moon or the member of the Moon Group entitled to such Excluded Asset or Excluded Liability.

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Section 2.5   Transfer of SpinCo Assets and Assumption of SpinCo Liabilities Not Effected at or Prior to the Distribution Time.

(a)   Subject to Section 2.5(d), to the extent any SpinCo Asset is transferred or assigned to, or any SpinCo Liability is assumed by, a member of the Moon Group at or prior to the Distribution Time, or is owned or held by a member of the Moon Group after the Distribution Time, from and after the Distribution Time:

(i)   Moon shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to SpinCo or certain of its Subsidiaries designated by SpinCo, and SpinCo or such Subsidiaries shall accept from Moon and its applicable Subsidiaries, all of Moon’s and such Subsidiaries’ respective right, title and interest in and to such SpinCo Assets (in the case of the SpinCo IP, subject to, and in accordance with, the terms and conditions of the Intellectual Property Matters Agreement and Trademark License Agreement); and

(ii)   SpinCo and/or its Subsidiaries designated by SpinCo shall promptly accept, assume and agree faithfully to perform, discharge and fulfill all such SpinCo Liabilities in accordance with their respective terms.

(b)   In furtherance of the assignment, transfer, conveyance and delivery of SpinCo Assets and the assumption of SpinCo Liabilities provided for in Section 2.5(a)(i) and Section 2.5(a)(ii) and the other Transaction Documents and without any additional consideration therefor, and except with respect to matters addressed by the Intellectual Property Matters Agreement: (i) Moon shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of Moon’s and its Subsidiaries’ right, title and interest in and to the SpinCo Assets to SpinCo and its Subsidiaries, and (ii) SpinCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the SpinCo Liabilities by SpinCo or its Subsidiaries. All of the foregoing documents contemplated by this Section 2.5(b) shall be referred to collectively herein as the “Post-Distribution Moon Transfer Documents.”

(c)   To the extent that the transfer or assignment of any SpinCo Asset or the assumption of any SpinCo Liability requires any Approvals or Notifications, the Parties shall use their reasonable best efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications; provided, further, that the obligation to obtain or make such Approvals or Notifications shall terminate on the date that is twenty-four (24) months after the Distribution.

(d)   If and to the extent that the valid, complete and perfected transfer or assignment to the SpinCo Group of any SpinCo Assets or assumption by the SpinCo Group of any SpinCo Liabilities would be a violation of applicable Law or require any Approval or Notification that has not been made or obtained at or prior to the Distribution Time then, unless the Parties shall mutually otherwise determine, the transfer or assignment to the SpinCo Group of such SpinCo Assets or the assumption by the SpinCo Group of such SpinCo Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities for all other purposes of this Agreement.

(e)   If any transfer or assignment of any SpinCo Asset or any assumption of any SpinCo Liability intended to be transferred, assigned or assumed under this Agreement or the other Transaction Documents is not consummated at or prior to the Distribution Time, whether as a result of the provisions of Section 2.5(d) or for any other reason, then the Parties shall cooperate to effect such transfers as promptly following the Distribution Time as practicable and, prior to the effectiveness of such transfer of Assets or assumption of

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Liabilities, the member of the Moon Group retaining such SpinCo Asset or such SpinCo Liability, as the case may be, shall thereafter hold such SpinCo Asset in trust for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto) and retain such SpinCo Liability for the account of the member of the SpinCo Group and otherwise enter into mutually acceptable arrangements, including subcontracting, sublicensing, subleasing, back-to-back agreement, or other similar arrangement, to convey the economic rights and obligations relating to such SpinCo Assets or SpinCo Liability to the SpinCo Group. In addition, the member of the Moon Group retaining such SpinCo Asset or such SpinCo Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such SpinCo Asset or SpinCo Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the SpinCo Group to whom such SpinCo Asset is to be transferred or assigned, or which will assume such SpinCo Liability, as the case may be, in order to place such member of the SpinCo Group in the same position as if such SpinCo Asset or SpinCo Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such SpinCo Asset or SpinCo Liability, as the case may be, including use, risk of loss, potential for gain and dominion, control and command over such SpinCo Asset or SpinCo Liability, as the case may be, are to inure from and after the Distribution Time to the SpinCo Group. Except to the extent otherwise required by applicable Law, each of Moon and SpinCo shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income tax purposes, treat any SpinCo Asset and any SpinCo Liability transferred, assigned or assumed after the Distribution Time pursuant to this Section 2.5(e) as having been so transferred, assigned or assumed prior to the Distribution Time pursuant to the Reorganization and (ii) subject to the terms and conditions of the Tax Matters Agreement, file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

(f)   If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any SpinCo Asset or the deferral of assumption of any SpinCo Liability pursuant to Section 2.5(d), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any SpinCo Asset or the assumption of any SpinCo Liability have been removed, the transfer or assignment of the applicable SpinCo Asset or the assumption of the applicable SpinCo Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable other Transaction Document.

(g)   Any member of the Moon Group retaining a SpinCo Asset or SpinCo Liability due to the deferral of the transfer or assignment of such SpinCo Asset or the deferral of the assumption of such SpinCo Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available or agreed in advance to be reimbursed) by SpinCo or the member of the SpinCo Group entitled to the SpinCo Asset or SpinCo Liability, as the case may be, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by SpinCo or the member of the SpinCo Group entitled to such SpinCo Asset or SpinCo Liability.

Section 2.6   Termination of Intercompany Contracts; Settlement of Intercompany Payables and Receivables.

(a)   Except as set forth in Section 2.6(b), in furtherance of the releases and other provisions of Section 5.1, SpinCo and each member of the SpinCo Group, on the one hand, and Moon and each member of the Moon Group, on the other hand, hereby terminate, effective as of the Distribution Time and in accordance with applicable Law, any and all Contracts and intercompany Liabilities (subject to Section 2.6(c) below), whether or not in writing, and whether or not such subject Contract constitutes a SpinCo Material Contract, between or among SpinCo and/or any member of the SpinCo Group, on the one hand, and Moon and/or any member of the Moon Group, on the other hand, that are effective or outstanding as of immediately prior to the Distribution Time (collectively, the “Intercompany Obligations”). No such terminated Contract (including any provision thereof that purports to survive termination) or intercompany Liability shall be of any further force or effect from and after the Distribution Time, no member of either the Moon Group or SpinCo Group shall have any rights or obligations thereunder and all parties shall be released from all Liabilities thereunder other than the Liability to settle any Intercompany Obligations as provided in Section 2.6(c). Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

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(b)   The provisions of Section 2.6(a) shall not apply to any of the following Contracts (or to any of the provisions thereof):

(i)   this Agreement, the other Transaction Documents and the Merger Agreement (and each other Contract expressly contemplated by this Agreement, any other Transaction Document or the Merger Agreement to be entered into or continued by the Parties or any of the members of their respective Groups after the Distribution Time);

(ii)   any Contracts to which any Person, other than the Parties and their respective wholly owned Subsidiaries, is a party;

(iii)   any confidentiality or non-disclosure agreements among any members of the SpinCo Group, any members of the Moon Group and any of their respective employees, including any obligation not to disclose privileged information; and

(iv)   any Contract listed on Schedule 2.6(b)(iv).

(c)   Any intercompany payables or receivables between the SpinCo Business and the Moon Business shall be eliminated, by discharge or otherwise, cancelled in their entirety, effective immediately prior to the Distribution Time by the member owing such amount (except for any such intercompany payables or receivables arising pursuant to a Transaction Document, which shall instead be settled in accordance with the terms of such Transaction Document).

Section 2.7   Shared Assets; Shared Contracts

(a)   The Parties shall use their reasonable best efforts to separate, as soon as practicable and to the extent practicable prior to the Distribution Time, the Shared Assets into separate Assets so that the SpinCo Business will remain entitled to the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Asset to the extent related to the SpinCo Business on substantially the same terms and conditions applicable to the SpinCo Business immediately prior to the Distribution Time with respect to such Shared Asset, and Moon will retain the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Asset to the extent related to the Moon Business on substantially the same terms and conditions applicable to the Moon Business immediately prior to the Distribution Time with respect to such Shared Assets; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make any Approvals or Notifications necessary to effect such separation of Shared Assets. If any third party that is entitled to consent to the separation of the Shared Asset has not provided such consent or if the separation of a Shared Asset has not been completed as of the Distribution Date for any other reason, then the Parties shall use their reasonable best efforts to develop and implement mutually agreed arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) to pass along to, and make available for use by, the SpinCo Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of any such Shared Asset related to the SpinCo Business and to pass along to, and make available for use by, the Moon Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of the Shared Asset related to the Moon Business, as the case may be. No member of the Moon Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Asset related to the SpinCo Business and no member of the SpinCo Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Asset related to the Moon Business. If and when any such consent is obtained, the Shared Asset will be separated in accordance with this Section 2.7. The obligations set forth in this Section 2.7 shall terminate on the date that is twenty-four (24) months after the Distribution Date.

(b)   The Parties shall use their reasonable best efforts to identify and partially assign or otherwise separate, as soon as practicable and to the extent practicable prior to the Distribution Time, the Shared Contracts into separate contracts so that the SpinCo Business will remain entitled to the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the SpinCo Business on substantially the same terms and conditions applicable to the SpinCo Business immediately prior to the Distribution Time under such Shared Contract, and Moon will retain the

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rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the Moon Business on substantially the same terms and conditions applicable to the Moon Business immediately prior to the Distribution Time with respect to such Shared Contracts (it being understood that Shared Contracts may include volume-based pricing or other incentive mechanisms or pricing benefits that will not be retained); provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make any Approvals or Notifications necessary to effect such separation of Shared Contracts. If a counterparty to any Shared Contract that is entitled under the terms of the Shared Contract to consent to the separation of the Shared Contract has not provided such consent or if the separation of a Shared Contract has not been completed as of the Distribution Date for any other reason, then the Parties shall use their reasonable best efforts to promptly develop and implement mutually agreed arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) to pass along to, and make available for use by, the SpinCo Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of any such Shared Contract related to the SpinCo Business and to pass along to, and make available for use by, the Moon Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of the Shared Contract related to the Moon Business, as the case may be. No member of the Moon Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Contract related to the SpinCo Business and no member of the SpinCo Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Contract related to the Moon Business. If and when any such consent is obtained, the Shared Contract will be separated in accordance with this Section 2.7. With respect to each Shared Contract, the obligations set forth in this Section 2.7 shall terminate upon the date that is twenty four (24) months after the Distribution Date.

(c)   Without limiting the foregoing, pending the separation of each Shared Asset or Shared Contract, the Parties shall (and shall cause their respective Subsidiaries to) use their reasonable best efforts to maintain good relations with any obligees or other counterparties in connection with such Shared Asset or Shared Contract, keep such Shared Asset in good condition (ordinary course wear and tear excepted) and, in the case of Shared Contracts, comply in all material respects with the terms thereof and refrain from voluntarily terminating such Shared Contract.

(d)   Except to the extent otherwise required by applicable Law, each of Moon and SpinCo shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income tax purposes, treat the portion of each Shared Asset and each Shared Contract the rights and benefits of which inure to it or a member of its Group as Assets owned by, and/or Liabilities of, as applicable, it or the members of its Group, as applicable, as of no later than immediately prior to the Effective Time, and (ii) subject to the terms and conditions of the Tax Matters Agreement, file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

Section 2.8   Certain Adjustment

(a)   Certain Definitions

(i)   “Closing Working Capital” means, as of immediately prior to the Distribution Time, (A) all SpinCo Assets constituting “current” assets, in each case, as set forth in the applicable line items identified and adjusted in the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i), but excluding any SpinCo Cash, minus (B) all SpinCo Liabilities constituting “current” liabilities, in each case, as set forth in the applicable line items identified and adjusted in the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i), in each of the foregoing cases, prepared in accordance with the Accounting Principles (it being understood that (1) the working capital of the PFS Business shall be included if, and only if, the PFS Acquisition is consummated prior to the Distribution Time, (2) the working capital of the PFS Business shall be calculated separately (as set forth on Schedule 2.8(a)(i)) and (3) the applicable line items identified under the heading “Conforming Adjustments for PFS Business” on Schedule 2.8(a)(i) shall be adjustments solely with respect to the PFS Business).

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(ii)   “Monthly Working Capital” means Closing Working Capital, except (1) the reference in the definition of Closing Working Capital to “immediately prior to the Distribution Time” shall be deemed to be references to “the end of such calendar month”.

(iii)   “SpinCo Cash Amount” means the aggregate amount of cash and cash equivalents, determined in accordance with the Accounting Principles, in accounts held by a member of the SpinCo Group as of immediately prior to the Distribution Time (the “SpinCo Cash”), reduced by (A) Insurance Proceeds received after the date of the SpinCo Balance Sheet that were generated by Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have been SpinCo Assets (to the extent not previously applied to replace or repair a SpinCo Asset), (B) any cash and cash equivalents received as proceeds of any capital asset divestiture by the SpinCo Business outside the ordinary course of business after the date hereof, (C) any cash deposits, cash or cash equivalents held in escrow accounts and any other cash or cash equivalents that is not immediately available on an unrestricted basis to be used for the payment of obligations and (D) overdrafts and outstanding checks, wire transfers and drafts issued by a member of the SpinCo Group but not yet cleared.

(iv)   “Adjustment Amount” means the amount, which may be positive or negative, equal to the sum of:

(A)   if the Closing Working Capital is greater than the Final Target Working Capital, the absolute value of the amount of the difference between Closing Working Capital and the Final Target Working Capital,

(B)   if the Closing Working Capital is less than the Final Target Working Capital, minus the absolute value of the amount, by which Closing Working Capital is less than the Final Target Working Capital,

(C)   minus SpinCo Indebtedness as of immediately prior to the Distribution Time,

(D)   minus the absolute value of the amount by which the SpinCo Cash Amount is less than the Minimum Cash Amount.

(v)   “Final Target Working Capital” means the Target Working Capital as finally determined pursuant to this Section 2.8 (whether by failure of SpinCo to deliver a Target Working Capital Notice of Objection, by agreement of Moon and SpinCo or by determination of the Unaffiliated Accounting Firm).

(b)   Determination of Target Working Capital

(i)   No later than fifteen (15) days following the completion of the Audited Financial Statements, Moon shall deliver to SpinCo and Clover a written statement, prepared in good faith, setting forth the Monthly Working Capital for each calendar month during the twelve (12) full calendar month period ended immediately prior to such time (the “Preliminary Monthly Working Capital Statement) (provided that the working capital of the PFS Business shall be included in the Preliminary Monthly Working Capital Statement if, and only if, the PFS Acquisition is consummated prior to its preparation). The Preliminary Monthly Working Capital Statement (including each month presented) shall be prepared in accordance with the Accounting Principles (except the references therein to “Closing Working Capital” shall be deemed to be references to “Monthly Working Capital for each such calendar month”). The Parties acknowledge that the Preliminary Monthly Working Capital Statement is for informational purposes only.

(ii)   No later than ninety (90) days after the Effective Time, Moon shall deliver to SpinCo a written statement setting forth the following calculations and information:

(A)   a schedule of the Monthly Working Capital for each calendar month during the twelve (12) full calendar month period ended with the last completed month for the last completed quarter immediately prior to the Effective Time (or if the Effective Time occurs on a date that is a

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quarter end, such quarter end), which shall be prepared (including each month presented) in accordance with the Accounting Principles (except the references therein to “Closing Working Capital” shall be deemed to be references to “Monthly Working Capital for each such calendar month”); and

(B)   a calculation of an average equal to (i) the sum of the Monthly Working Capital for the each of the twelve (12) full calendar months ended with the last completed month for the last completed quarter immediately prior to the Effective Time (or if the Effective Time occurs on a date that is a quarter end, such quarter end), divided by (ii) 12 (the “Target Working Capital”).

(c)   Closing Statement

(i)   At least ten (10) Business Days in advance of the Distribution Date, Moon shall prepare and deliver to SpinCo and Clover a written statement for their review, prepared in accordance with Schedule 2.8(a)(i) and otherwise calculated in accordance with the Accounting Principles (the “Estimated Closing Statement”), setting forth Moon’s good-faith calculations of an estimate of the Closing Working Capital, SpinCo Cash Amount and SpinCo Indebtedness, together with reasonable supporting detail. During the period after delivery of such Estimated Closing Statement and prior to the Effective Time, Moon and SpinCo shall cooperate in good faith with Clover in connection with its review. The Parties acknowledge that the Estimated Closing Statement will be for information purposes only.

(ii)   No later than one-hundred (100) days after the Effective Time, Moon shall prepare and deliver to SpinCo (A) the combined unaudited balance sheet of the SpinCo Business as of immediately prior to the Distribution Time, prepared in accordance with the Accounting Principles and (B) a written statement for SpinCo’s and Clover’s review, prepared in accordance with Schedule 2.8(a)(i) and otherwise calculated in accordance with the Accounting Principles (the “Closing Statement”), setting forth Moon’s good-faith calculations of the Closing Working Capital, the SpinCo Cash Amount, the SpinCo Indebtedness, the Target Working Capital, together with reasonable supporting detail.

(iii)   Each Party shall make available to the other Party, Clover and, if applicable, to the Unaffiliated Accounting Firm, all books, records, documents, personnel and work papers (subject to, in the case of independent accountant work papers, the other Party or the Unaffiliated Accounting Firm, as applicable, entering into a customary release agreement with respect thereto) in the possession of such Party and reasonably requested by such other Party in connection with the preparation and review of the Closing Statement, the determination of the Disputed Items, the preparation of the Notice of Objection and the other matters contemplated by this Section 2.8.

(d)   Disputes

(i)   In the event SpinCo disputes the correctness of the Closing Working Capital, the SpinCo Cash Amount, the SpinCo Indebtedness and the Target Working Capital (or any component thereof) as set forth in the Closing Statement, SpinCo shall deliver to Moon a reasonably detailed written statement describing each objection (with reference to the applicable account description) and specifying the amount that SpinCo reasonably believes is the correct amount for each disputed item (such statement, the “Notice of Objection”) within ninety (90) days after receipt of the Closing Statement, and shall set forth, in writing and in reasonable detail, the reasons for SpinCo’s objections.

(ii)   If SpinCo timely delivers a Notice of Objection in accordance with Section 2.8(d)(i), only those matters specified in such Notice of Objection shall be deemed to be in dispute (the “Disputed Items”), and all other matters included in the Closing Statement, shall be final, conclusive and binding upon the Parties. If SpinCo does not deliver a Notice of Objection before the conclusion of the ninety (90)-day period referred to in Section 2.8(d)(i), the Closing Statement shall be final, conclusive and binding upon the Parties and SpinCo shall be deemed to have agreed with all items and amounts contained in the Closing Statement. Moon and SpinCo shall endeavor in good faith to resolve any Disputed Items within sixty (60) days after Moon’s receipt of the Notice of Objection (the “Resolution Period”).

(iii)   If Moon and SpinCo are unable to resolve any Disputed Item during the Resolution Period, Moon and SpinCo jointly shall, as soon as practicable and in any event within twenty (20) Business

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Days after the expiration of the Resolution Period, engage KPMG (or, if KPMG is not available or unwilling to serve in such capacity, an internationally recognized independent accounting firm, which firm shall not be the then regular auditors of Moon, SpinCo or Clover) (the firm so engaged, the “Unaffiliated Accounting Firm”), to resolve the Disputed Items in a manner consistent with this Section 2.8. Promptly after joint engagement of the Unaffiliated Accounting Firm, Moon and SpinCo shall provide the Unaffiliated Accounting Firm with a copy of this Agreement, the Closing Statement and the Notice of Objection and all other documentary materials and analyses that SpinCo or Moon, as applicable, believes may be relevant to resolution of the Disputed Items. Each of Moon and SpinCo shall deliver to the Unaffiliated Accounting Firm and to the other Party simultaneously a written submission of its final position with respect to each of the Disputed Items (which position may not be outside of the range between the respective amounts set forth in the Closing Statement and the Notice of Objection) within ten (10) Business Days of the engagement of such Unaffiliated Accounting Firm. Each of Moon and SpinCo shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Accounting Firm and to the other Party simultaneously within ten (10) Business Days of the delivery of the Parties’ initial submissions to the Unaffiliated Accounting Firm and to each other. Neither Party may make (nor permit any of its Affiliates or Representatives to make) any additional submission to the Unaffiliated Accounting Firm or otherwise communicate with the Unaffiliated Accounting Firm. In no event shall either Party (i) communicate (or permit any of its Affiliates or Representatives to communicate) with the Unaffiliated Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication or (ii) make (or permit any of its Affiliates or Representatives to make) a written submission to the Unaffiliated Accounting Firm unless a copy of such submission is simultaneously provided to the other Party. The Unaffiliated Accounting Firm shall have thirty (30) days following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 2.8 and to deliver its reasoned written determination with respect to each of the Disputed Items submitted to it for resolution, as well as its determination of each component of the Adjustment Amount that was a Disputed Item. The Unaffiliated Accounting Firm shall resolve Disputed Items submitted to it based solely on the information provided to the Unaffiliated Accounting Firm by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Accounting Firm’s authority shall be limited to resolving disputes with respect to whether the individual Disputed Items were prepared in accordance with Schedule 2.8(a)(i) and otherwise in accordance with the Accounting Principles. The resolution of such Disputed Items by the Unaffiliated Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Moon and SpinCo and (iii) shall constitute an arbitral award. The determination of the Unaffiliated Accounting Firm in respect of each Disputed Item shall be final, conclusive and binding on Moon and SpinCo and not subject to appeal by either of the Parties, and judgment thereof may be entered or enforced in any court of competent jurisdiction.

(iv)   The fees and expenses, if any, of the Unaffiliated Accounting Firm incurred in connection with this Agreement shall be allocated between the Parties based upon the ratio which the aggregate amount of the Disputed Items (other than the Target Working Capital) awarded to SpinCo bears to the aggregate amount of the Disputed Items contested by SpinCo. For example, if SpinCo claims that the SpinCo Indebtedness is $1,000 greater (in SpinCo’s favor) than the SpinCo Indebtedness determined by Moon, and if the Unaffiliated Accounting Firm ultimately resolves the Disputed Items by awarding to SpinCo $300 of the $1,000 contested, then the fees, costs and expenses of the Unaffiliated Accounting Firm will be allocated 30% (i.e., $300 ÷ $1,000) to Moon and 70% (i.e., $700 ÷ $1,000) to SpinCo.

(e)   Final Adjustment. The Adjustment Amount, as finally determined pursuant to this Section 2.8 (whether by failure of SpinCo to deliver a Notice of Objection, by agreement of Moon and SpinCo or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Adjustment Amount”.

(f)   Not later than five (5) Business Days after the determination of the Final Adjustment Amount, a payment by wire transfer in respect thereof shall be made as follows:

(i)   If the Final Adjustment Amount is a positive number, then such amount shall be paid by the SpinCo Borrower to Moon LuxCo or, with the agreement of Moon, another entity in the Moon Group; and

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(ii)   If the Final Adjustment Amount is a negative number, then such amount shall be paid by Moon LuxCo to the SpinCo Borrower.

Any payment pursuant to this Section 2.8(f) shall be treated as an adjustment to the SpinCo Payment for all U.S. federal (and applicable state, local and foreign) income Tax purposes and shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.

(g)   If the SpinCo Cash Amount is greater than the SpinCo Minimum Cash Amount, SpinCo shall, following the Closing and as requested by Moon, assign, transfer, convey and deliver cash in an aggregate amount equal to such excess to Moon LuxCo or as otherwise directed by Moon; provided that, to the extent any member of the SpinCo Group would incur costs (including any Taxes) in transferring such cash as instructed by Moon, SpinCo shall inform Moon of the amount of such costs and, if Moon elects to proceed with the requested transfer, Moon shall bear such cost.

Section 2.9   Bank Accounts

(a)   Moon and SpinCo each agrees to take, or cause the respective members of their respective Groups to take, prior to the Distribution Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”), so that such SpinCo Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Moon or any other member of the Moon Group (collectively, the “Moon Accounts”) are de-linked from such Moon Accounts.

(b)   Moon and SpinCo each agrees to take, or cause the respective members of their respective Groups to take, prior to the Distribution Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing the Moon Accounts so that such Moon Accounts, if currently linked to any SpinCo Account, are de-linked from such SpinCo Accounts.

(c)   With respect to any outstanding checks issued by Moon, SpinCo or any of their respective Subsidiaries prior to the Distribution Time, such outstanding checks shall be honored from and after the Distribution Time by the Person or Group owning the account on which the check is drawn, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any other Transaction Document.

(d)   As between Moon and SpinCo (and the members of their respective Groups), except to the extent prohibited by applicable Law, all payments and reimbursements received after the Distribution Time by either Party (or member of its Group) to which the other Party (or member of its Group) is entitled under this Agreement shall be held by such receiving Party in trust for the use and benefit of the Party entitled thereto and, within sixty (60) days of receipt by such receiving Party of any such payment or reimbursement, such receiving Party shall pay over, or shall cause the applicable member of its Group to pay over to the other Party or the applicable member of the other Party’s Group, the amount of such payment or reimbursement without right of setoff.

Section 2.10   Disclaimer of Representations and Warranties. EACH OF MOON (ON BEHALF OF ITSELF AND EACH MEMBER OF THE MOON GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP AND THE CLOVER GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED HEREBY OR THEREBY, NO PARTY TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT IS REPRESENTING OR WARRANTING TO ANY OTHER PARTY HERETO OR THERETO IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY; AS TO ANY APPROVALS OR NOTIFICATIONS REQUIRED IN CONNECTION HEREWITH OR THEREWITH; AS TO THE VALUE OR FREEDOM FROM ANY LIENS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY; AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIMS WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY; OR AS TO THE LEGAL SUFFICIENCY

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OF ANY ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED UNDER THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED HEREBY OR THEREBY, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS, AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD OR MARKETABLE TITLE, FREE AND CLEAR OF ANY LIEN, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

Section 2.11   Post-Distribution Communications. After the Distribution Time, each Party or any member of its Group may receive mail, packages and other communications properly belonging to the other Party or any member of its Group. At all times after the Distribution Time, each Party and the members of its Group are hereby authorized to receive and open all mail, packages and other communications received by such Party or member that belongs to the other Party or any members of its Group, and to the extent that such mail, packages or other communications do not relate to the business of the receiving Party or member, the receiving Party or member shall promptly deliver such mail, packages or other communications (or, in case the same also relates to the business of the receiving Party or member, copies thereof) to the other Party as provided for in Section 9.5. The provisions of this Section 2.11 are not intended to, and shall not, be deemed to, constitute an authorization by any Party to permit the other to accept service of process on its behalf, and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

Section 2.12   Cooperation. Except as expressly provided by this Agreement, the Merger Agreement or the other Transaction Documents, including Section 2.1(d), (a) prior to the Distribution Date, Moon shall keep Clover reasonably informed on a current basis and furnish Clover with information relating to the determination of the Assets that are proposed to be transferred to, and Liabilities that are proposed to be assumed by, the SpinCo Group under any Transaction Document, and (b) to the extent any Transaction Documents or exhibits or schedules thereto are to be completed following the date hereof, Moon and SpinCo shall consult with Clover in good faith regarding the terms and conditions to be included in such documents, exhibits or schedules, give Clover a reasonable opportunity to comment on such documents, exhibits or schedules including on any additions or modifications to such documents, take such comments into account in good faith in finalizing such documents, exhibits or schedules; provided that Moon and SpinCo shall not finalize such documents, exhibits or schedules without the prior written consent of Clover (such consent not to be unreasonably withheld, conditioned or delayed), except if a different standard for consent is specified elsewhere in this Agreement or in the Merger Agreement or the other Transaction Documents, in which case, such standard shall apply in respect of such consent.

Section 2.13   Certain IT Matters. Moon and SpinCo will, and will cause their respective Groups to, use their reasonable best efforts to take the actions and shall pay, or will cause their respective Groups to pay, the costs to be borne by their respective Groups, as set forth in Schedule 2.13.

Section 2.14   FX and Hedging Arrangements. Moon shall use reasonable best efforts to ensure that, as of immediately prior to the Distribution Time, no member of the SpinCo Group is a party to any hedging-related transaction (including any swap, exchange, derivative, rate, forward, hedge or other similar transactions or any combination of any of the foregoing or any options to enter into any of the foregoing) (“Hedging Transactions”) or any Contracts or confirmations related thereto (“Hedging Contracts”) and that, as of immediately prior to the Distribution Time, all such Hedging Transactions and Hedging Contracts shall have been terminated, with no further force or effect. For the avoidance of doubt, any Liabilities of SpinCo or any member of the SpinCo Group as a result of such termination shall constitute SpinCo Indebtedness.

Section 2.15   Specified Asbestos Liabilities. The Parties agree that the Specified Asbestos Liabilities shall not constitute SpinCo Liabilities and shall not be assumed by any member of the SpinCo Group.

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ARTICLE III

THE DISTRIBUTION

Section 3.1   Actions at or Prior to the Distribution Time Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:

(a)   Securities Law Matters

(i)   SpinCo shall cooperate with Moon to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. Moon shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by Moon in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Transaction Documents.

(ii)   SpinCo shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state, foreign or other applicable securities Laws. Moon and SpinCo shall prepare and mail or otherwise make available, prior to the Distribution Date, to the holders of Moon Ordinary Shares, such information concerning SpinCo, Clover, their respective businesses, operations and management, the Distribution and such other matters as Moon shall reasonably determine and as may be required by applicable Law. Moon and SpinCo will prepare, and SpinCo will, to the extent required by applicable Law, file with the SEC, any such documentation and any requisite no-action letters which Moon determines are necessary or desirable to effectuate the Distribution, and Moon and SpinCo shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. Moon and SpinCo shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use their reasonable best efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

(b)   Financing. On or before the Distribution Date, subject to the terms and conditions of Section 7.7 of the Merger Agreement, SpinCo or a member of the SpinCo Group (such Person, the “SpinCo Borrower”) shall enter into a definitive agreement or agreements providing for indebtedness in an aggregate available principal amount equal to $1,900,000,000, which indebtedness shall consist of borrowings on the terms and conditions contemplated by the Financing Commitment Letter (as defined in the Merger Agreement) (collectively, the “SpinCo Debt”). Between the date of this Agreement and prior to the Distribution Time, subject to the terms and conditions of Section 7.7 of the Merger Agreement, the SpinCo Borrower shall incur the SpinCo Debt and receive the proceeds thereof in order to fund the SpinCo Payment.

(c)   Contribution. Prior to the Distribution, in consideration of the transfer of the SpinCo Assets contemplated by the Reorganization, (A) SpinCo shall issue to Moon or a member of the Moon Group additional shares of SpinCo Common Stock such that the number of shares of SpinCo Common Stock then outstanding shall be equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution, and (B) the SpinCo Borrower shall pay to Moon LuxCo cash in an aggregate amount equal to $1,900,000,000 (the “SpinCo Payment”), in immediately available funds to one or more accounts designated by Moon; provided that if the PFS Acquisition has not been consummated prior to the Distribution Time (whether or not the PFS Acquisition Agreement has been terminated), the SpinCo Payment shall be decreased by $1,450,000,000.

(d)   Distribution Agent. Moon shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(e)   Satisfying Conditions to the Distribution. Moon and SpinCo shall cooperate to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver). In addition, and without limiting the generality of the

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foregoing, Moon shall use its reasonable best efforts to obtain an opinion from an independent appraisal firm to the Board of Directors of Moon (or a designated committee thereof) as to the solvency of SpinCo after giving effect to the SpinCo Payment and the consummation of the Contribution and the Distribution (the “Solvency Opinion”).

Section 3.2   Conditions Precedent to the Distribution. In no event shall the Distribution occur unless each of the following conditions shall have been satisfied or waived by Moon, in whole or in part, in its sole discretion (other than the condition set forth in Section 3.2(a), which prior to the termination of the Merger Agreement may not be waived without Clover’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed):

(a)   the Reorganization (including the SpinCo Payment) shall have been completed substantially in accordance with the Plan of Reorganization (other than those steps that are expressly contemplated to occur at or after the Distribution);

(b)   the consummation or satisfaction of the actions set forth in Section 3.1(c); and

(c)   the satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Each of the foregoing conditions is for the sole benefit of Moon and shall not give rise to or create any duty on the part of Moon or its Board of Directors (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Moon’s rights of termination set forth in this Agreement or the Merger Agreement, provided, however, that the foregoing shall not limit the Parties’ rights under Section 7.6 of the Merger Agreement.

Section 3.3   The Distribution

(a)   Moon may elect, in its sole discretion, to effect the Distribution in the form of (i) a One-Step Spin-Off; or (ii) an Exchange Offer (including any Clean-Up Spin-Off), provided that (A) the economic value of the Merger to each of Moon and Clover is preserved, (B) the Exchange Offer (including any Clean-Up Spin-Off) does not create any material and adverse Tax consequences to Clover and (C) the Exchange Offer (including any Clean-Up Spin-Off) does not materially delay the consummation of the Distribution and the Merger.

(b)   If Moon elects to effect the Distribution in the form of a One-Step Spin-Off, then the Board of Directors of Moon (or a committee thereof), in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and Moon shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by Moon on the Distribution Date shall be distributed to the holders of record of Moon Ordinary Shares in the manner determined by Moon and in accordance with Section 3.3(f). To the extent the Distribution is effected as a One-Step Spin-Off, subject to the terms thereof, in accordance with Section 3.3(f), each holder of Moon Ordinary Shares on the Record Date shall be entitled to receive for each Moon Ordinary Share held by such holder on the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by Moon on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Moon Ordinary Shares held by such holder on the Record Date and the denominator of which is the total number of shares of Moon Ordinary Shares outstanding on the Record Date.

(c)   If Moon elects to effect the Distribution as an Exchange Offer, Moon shall determine the terms of such Exchange Offer, including the number of shares of SpinCo Common Stock that will be offered for each validly tendered share of Moon Ordinary Shares, the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer. In the event that Moon’s stockholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, all shares of SpinCo Common Stock held by Moon that are not exchanged pursuant to the Exchange Offer will be distributed as a dividend to Moon stockholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), so that Moon

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will be treated for U.S. federal income tax purposes as having distributed all of the shares of SpinCo Common Stock to the Moon stockholders. To the extent the Distribution is effected as an Exchange Offer, subject to the terms thereof, in accordance with Section 3.3(f), each Moon stockholder may elect in the Exchange Offer to exchange a number of Moon Ordinary Shares held by such Moon stockholder for shares of SpinCo Common Stock. The terms and conditions of any Clean-Up Spin-Off will be as determined by Moon, subject to the provisions of Section 3.3(b), mutatis mutandis.

(d)   None of the Parties, nor any of their Affiliates hereto shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)   Moon, SpinCo, or the Distribution Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of local or foreign Tax Law. Any withheld amounts will be treated for all purposes as having been paid to the Persons otherwise entitled thereto.

(f)   Upon the consummation of the One-Step Spin-Off or the Exchange Offer, Moon shall deliver to the Distribution Agent, a global certificate representing the SpinCo Common Stock being distributed in the One-Step Spin-Off or exchanged in the Exchange Offer, as the case may be, for the account of the Moon stockholders that are entitled thereto and shall take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. Upon a Clean-Up Spin-Off, if any, Moon shall deliver to the Distribution Agent an additional global certificate representing the SpinCo Common Stock being distributed in the Clean-Up Spin-Off for the account of the Moon stockholders that are entitled thereto and shall take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The Distribution Agent shall hold such certificate or certificates, as the case may be, for the account of the Moon stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement.

Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock; provided, for the avoidance of doubt, that the exchange of such shares of SpinCo Common Stock for shares of Clover Common Stock pursuant to the Merger shall not be deemed a transfer subject to the foregoing restrictions. The Distribution shall be deemed to be effective upon written authorization from Moon to the Distribution Agent to proceed.

Section 3.4   Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, Moon and SpinCo shall take all necessary action required to increase the number of authorized shares of SpinCo Common Stock so that the SpinCo Common Stock then issued and outstanding shall equal the number of shares of SpinCo Common Stock necessary to effect the Distribution.

ARTICLE IV

ACCESS TO INFORMATION

Section 4.1   Access to Information

(a)   Other than for matters related to the provision of Tax records (in which event the provision of the Tax Matters Agreement shall govern) until the sixth (6th) anniversary of the Distribution Date (or such longer period as such access by a Party is required under applicable Law), subject to Section 7.2, each of Moon and SpinCo, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group and its Representatives, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting Party reasonably needs to (i) comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) carry out its human resources functions or to establish, assume or administer its benefit plans or payroll functions, (iii) use in any judicial, regulatory, administrative or other Proceeding, in each case other than Adversarial Actions, (iv) satisfy financial or statutory audit, accounting or other similar requirements or (v) comply with its obligations (or confirm compliance by the other Parties with their obligations) under this Agreement, the Merger Agreement or any other Transaction Document

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(including with respect to the completion of the Reorganization after the date of this Agreement); provided that in the case of Information reasonably requested by a Party to satisfy its financial and statutory audit requirements, the access contemplated by this Section 4.1(a) shall extend until the tenth (10th) anniversary of the Distribution Date; provided, further, that in the event that any Party determines that any such provision of Information includes trade secrets or other commercially sensitive Information or could violate any Law, or breach any written Contract or waive any attorney-client privilege, attorney work-product protection or other applicable privilege or immunity, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such detriment or consequence.

(b)   Other than for matters related to the provision of Tax records (in which event the provision of the Tax Matters Agreement shall govern) until the sixth (6th) anniversary of the Distribution Date (or such longer period as such access by SpinCo is required under applicable Law), subject to Section 7.2, (i) SpinCo and its Representatives shall have access during regular business hours (as in effect from time to time) to any Information that relates to the SpinCo Business retained by or in the possession of any member of the Moon Group and (ii) SpinCo may obtain copies (but not originals unless it is a SpinCo Asset) of documents for bona fide business purposes. Nothing herein shall be deemed to restrict the access of any member of the Moon Group to any such documents or to impose any liability on any member of the Moon Group if any such documents are not maintained or preserved by Moon.

(c)   Other than for matters related to the provision of Tax records (in which event the provision of the Tax Matters Agreement shall govern), until the sixth (6th) anniversary of the Distribution Date (or such longer period as such access by Moon is required under applicable Law), subject to Section 7.2, (i) Moon and its Representatives shall have access during regular business hours (as in effect from time to time) to any Information that relates to the Moon Business retained by or in the possession of any member of the SpinCo Group and (ii) Moon may obtain copies (but not originals unless it is not a SpinCo Asset) of documents for bona fide business purposes. Nothing herein shall be deemed to restrict the access of any member of the SpinCo Group to any such documents or to impose any liability on any member of the SpinCo Group if any such documents are not maintained or preserved by SpinCo.

(d)   Without limiting the generality of the foregoing, until the second (2nd) Moon fiscal year-end occurring after the Distribution Date, each of Moon and SpinCo shall use its commercially reasonable efforts to cooperate with the other Party’s Information requests to enable (i) the other Party (and in the case of SpinCo, Clover) to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K; (ii) the other Party’s (and in the case of SpinCo, Clover’s) accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements of the other Party (and in the case of SpinCo, Clover), including, to the extent applicable to such Party (and in the case of SpinCo, Clover), its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder; and (iii) such other Party (and in the case of SpinCo, Clover) to respond to any request or official comment from a Governmental Authority, including in connection with responding to a comment letter from, or investigation by, the SEC; provided that in connection with this clause (iii), each Party shall provide reasonable access on the terms set forth in this Section 4.1(d) only until the matter relating to such comment letter or investigation is resolved.

Section 4.2   Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 4.1 shall be deemed to remain the property of the providing Party, except where such Information is an Asset of the requesting Party pursuant to the provisions of this Agreement, the Merger Agreement or any other Transaction Document. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any Information requested or provided pursuant to Section 4.1.

Section 4.3   Expense Reimbursement for Providing Information. The Party requesting Information pursuant to Section 4.1 agrees to reimburse the other Party for the reasonable out-of-pocket costs and expenses incurred by such other Party in connection with the provision of Information in response to the requesting Party.

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Section 4.4   Record Retention

(a)   To facilitate the possible exchange of Information pursuant to this Article IV and other provisions of this Agreement, from and after the Distribution Time, the Parties agree to use their commercially reasonable efforts to retain all Information in their respective possession or control in accordance with the document retention policies of Moon or, in the case of SpinCo, Clover in effect as of the Distribution Time (including any Information that is subject to a “Litigation Hold” issued by either Party prior to the Distribution Time) or such other document retention policies as may be reasonably adopted by the applicable Party (and in the case of SpinCo, Clover) from and after the Distribution Time (provided that such other document retention policies at least provide for the retention of documents until the expiration of any applicable statute of limitations and as otherwise required by applicable Law).

(b)   Notwithstanding anything to the contrary herein, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information contemplated by Section 4.1(a) without first offering to deliver such Information to the other Party, at the other Party’s cost and expense; provided that (i) in the case of any Information relating to a pending or threatened Action that is known to a member of the Group in possession of such Information, the Parties shall comply with the requirements of the applicable “Litigation Hold” (provided that with respect to any pending or threatened Action arising after the Distribution Time, the requirements of this clause (i) shall apply only to the extent that the member of the Moon Group or the SpinCo Group that is in possession of such Information has been notified in writing pursuant to a “Litigation Hold” of such pending or threatened Action); and (ii) in no event shall a Party destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

(c)   In the event of either Party’s or any of its Subsidiaries’ inadvertent failure to comply with its applicable document retention policies as required under this Section 4.4, such Party shall be liable to the other Party solely for the amount of any monetary fines or penalties imposed or levied against such other Party by a Governmental Authority (which fines or penalties shall not include any Liabilities asserted in connection with the claims underlying the applicable Action, other than fines or penalties resulting from any claim of spoliation) as a result of such other Party’s inability to produce Information caused by such inadvertent failure and, notwithstanding Section 6.1 and Section 6.2, shall not be liable to such other Party for any other Liabilities in connection therewith. Notwithstanding the foregoing, no Party shall have any Liability to any other Party if any Information is destroyed, provided that such Party has used its reasonable best efforts to comply with Section 4.4(a) and Section 4.4(b).

Section 4.5   Liability for Information Provided. No Party shall have any Liability to any other Party in the event that any Information exchanged or provided pursuant to this Agreement is found to be inaccurate, in the absence of fraud or willful misconduct by the Party providing such Information.

Section 4.6   Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in the Merger Agreement or any Transaction Document.

Section 4.7   Production of Witnesses and Records in Connection with an Action

(a)   Notwithstanding anything to the contrary in Section 4.1, from and after the Distribution Time, except in the case of an adversarial Action by one Party against another Party, each Party shall use its reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees and other Representatives of the members of its respective Group as witnesses, and any books, records or other Information within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees and other Representatives) or books, records or other Information may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought under this Agreement. The requesting Party shall bear all out-of-pocket costs and expenses in connection therewith (which, for the avoidance of doubt, shall not include the costs and benefits of employees who are witnesses or any pro rata portion of overhead or other cost of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses).

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(b)   The obligation of the Parties to provide witnesses pursuant to this Section 4.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses officers without regard to whether the witness or the employer of the witness could assert a possible business conflict, except in the case of an adversarial Action by one Party against another Party.

(c)   In connection with any matter contemplated by this Section 4.7, the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or other applicable privileges or immunities of any member of any Group.

(d)   For the avoidance of doubt, the provisions of this Section 4.7 are in furtherance of the provisions of Section 4.1 and shall not be deemed to limit the Parties’ rights and obligations under Section 4.1.

Section 4.8   Counsel; Privileges; Legal Materials

(a)   In-house lawyers employed by Moon and its Subsidiaries prior to the Distribution Time (“Existing Moon Counsel”) have provided legal services to and jointly represented Moon and its Subsidiaries, including members of the Moon Group and the SpinCo Group. From and after the Distribution Time, certain Existing Moon Counsel will remain employees of one or more members of the Moon Group and provide legal services to and represent only the Moon Group (“Moon Counsel”), and certain Existing Moon Counsel will become employees of one or more members of the SpinCo Group and provide legal services to and represent only the SpinCo Group (“SpinCo Counsel”). From and after the Distribution Time, (i) Moon Counsel will represent only the Moon Group; (ii) SpinCo Counsel will represent only the SpinCo Group; and (iii) SpinCo Counsel and Moon Counsel will, subject to rules of professional responsibility respecting obligations to former clients, owe a duty of loyalty and other professional obligations only to their respective clients. The Parties have previously been jointly represented by the Existing Moon Counsel in various legal matters of common interest. This joint representation included in its scope all matters prior to the Distribution Time in which a Party or another member of its Group was represented by any of the Existing Moon Counsel.

(b)   The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to any Information concerning general business matters related to the SpinCo Business and members of the SpinCo Group prior to the Distribution (excluding any Information concerning any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or in lieu of any of the foregoing) (collectively, “General SpinCo Business Information”) shall be subject to a joint privilege and protection between the members of the Moon Group, on the one hand, and the members of the SpinCo Group, on the other hand. Moon and the members of the SpinCo Group shall have equal right and obligation to assert such joint privilege and protection, and no such joint privilege or protection may be waived by (i) Moon without the prior written consent of SpinCo or (ii) any member of the SpinCo Group without the prior written consent of Moon; provided, however, that any such privileged communications or attorney-work product, whether arising prior to or after the Distribution Date, with respect to any matter for which a Party has an indemnification obligation hereunder, shall be subject to the sole control of such Party, which shall be solely entitled to control the assertion or waiver of the privilege or protection.

(c)   The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to (i) any Information concerning any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or in lieu of any of the foregoing, and (ii) any Information other than General SpinCo Business Information, shall in each case be retained and controlled only by Moon and may be waived only by Moon. SpinCo acknowledges and agrees, on behalf of itself and each member of the SpinCo Group, that (i) the foregoing attorney-client privilege, attorney work-product protection and expectation of client confidentiality shall not be controlled, owned, used, waived or claimed by any member of the SpinCo Group at any time after the Distribution Time; and (ii) in the event of a dispute between any member of the SpinCo Group and a third party or any other circumstance in which a third party requests or demands that any member of the SpinCo Group produce privileged materials or attorney work-product of any member of the Moon Group (including the privileged

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communications and attorney work-product covered by this Section 4.8), SpinCo shall (A) cause such member of the SpinCo Group to assert such privilege or protection on behalf of the applicable member of the Moon Group to prevent disclosure of privileged communications or attorney work-product to such third party and (B) promptly notify Moon of the existence of any such request or demand and shall provide SpinCo a reasonable opportunity to review the privileged materials or attorney work-product and to assert any rights it or they may have, under this Section 4.8 or otherwise, to prevent the production or disclosure of such privileged materials or attorney work-product; provided that if SpinCo is prohibited by applicable Law from disclosing the existence of such request or demand, SpinCo shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use reasonable best efforts to inform Moon of any related information SpinCo reasonably determines is necessary or appropriate for Moon to be informed of to enable Moon to review the privileged materials or attorney work-product and to assert its rights, under this Section 4.8 or otherwise, to prevent the production or disclosure of such privileged materials or attorney work-product.

(d)   The Parties agree that the Reorganization and Distribution shall not waive or affect any applicable privileges, including the attorney-client privilege, the attorney work product doctrine, the common interest privilege and the joint-client/joint representation privilege. No Party may waive any privilege that could be asserted under any applicable Law and in which the other Party has joint privilege in accordance with the terms of this Section 4.8, without the prior written consent of the other Party. If any dispute arises between Moon and SpinCo, or any members of their respective Groups, regarding whether joint privilege should be waived, each Party (i) shall negotiate with the other Party in good faith and (ii) in furtherance and not in limitation of Section 4.8(b), shall endeavor to minimize any prejudice to the rights of the other Party. For the avoidance of doubt, each Party shall be permitted to withhold its consent to the waiver of a privilege for the purpose of protecting its own legitimate interests.

(e)   Notwithstanding Section 4.8(b), the Parties acknowledge and agree that, as between the Moon Group and the SpinCo Group (as constituted as of immediately before the Distribution) Paul, Weiss, Rifkind, Wharton & Garrison LLP, Arthur Cox and Existing Moon Counsel (together, “Counsel”) represented, for times prior to the Distribution, only Moon and not any member of the SpinCo Group. Notwithstanding Section 4.8(b), the Parties acknowledge and agree that (i) any advice given by or communications with Counsel prior to the Distribution shall not be subject to any joint privilege and shall be owned solely by Moon, (ii) any advice given by or communications with Counsel (to the extent such advice or communications relate to any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document) shall not be subject to any joint privilege and shall be owned solely by Moon, and (iii) no member of the SpinCo Group (as of immediately before the Distribution) has the status of a client of Counsel as a result of advice given by or communications with Counsel prior to the Distribution, for conflict of interest or any other purposes. Moon and SpinCo (for itself and on behalf of each member of the SpinCo Group and, after the Effective Time, Clover and each Subsidiary of Clover) hereby agree that, in the event that any Adversarial Action, or any other matter in which the interests of Moon, its Affiliates and its direct and indirect equityholders, on the one hand, and the SpinCo Group or, after the Effective Time, the Clover Group, on the other hand, are adverse, arises after the Effective Time between the SpinCo Group or, after the Effective Time, the Clover Group, on the one hand, and Moon, its Affiliates and its direct and indirect equityholders, on the other hand, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Arthur Cox in connection with the transactions contemplated hereby may represent Moon, its Affiliates and its direct and indirect equityholders in such dispute, even though the interests of Moon, its Affiliates and its direct and indirect equityholders may be directly adverse to one or more members of the SpinCo Group or, after the Effective Time, the Clover Group.

(f)   In furtherance of the Parties’ agreement under this Section 4.8, Moon and SpinCo shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges, including by executing joint defense and common interest agreements where necessary or useful for this purpose.

(g)   The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Moon and SpinCo set forth in this Section 4.8 and in Section 7.2 to maintain the confidentiality of privileged Information and to assert and maintain all applicable privileges. The Parties agree that their

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respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege (including but not limited to the attorney-client privilege, attorney work product protection, and any other applicable privilege or immunity) that has been or may be asserted under this Agreement or otherwise.

ARTICLE V

RELEASES

Section 5.1   Release of Pre-Distribution Claims.

(a)   Except as provided in Section 5.1(c), effective as of the Distribution Time, SpinCo does hereby, for itself and each other member of the SpinCo Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge Moon and the other members of the Moon Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Moon Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Moon Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution, the Merger and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that SpinCo or any member of the SpinCo Group, and their respective successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, SpinCo hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Moon Released Persons from the Liabilities described in the first sentence of this Section 5.1(a).

(b)   Except as provided in Section 5.1(c), effective as of the Distribution Time, Moon does hereby, for itself and each other member of the Moon Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Moon Group (in each case, in their respective capacities as such), remise, release and forever discharge SpinCo, the respective members of the SpinCo Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “SpinCo Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that Moon or any member of the Moon Group, and their respective successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in

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its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, Moon hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the SpinCo Released Persons from the Liabilities described in the first sentence of this Section 5.1(b).

(c)   Nothing contained in Section 5.1(a) or Section 5.1(b) shall impair or otherwise impact any right of any Party, and as applicable, any member of such Party’s Group, to enforce this Agreement, any other Transaction Document or the Merger Agreement or any other Contracts that are specified in Section 2.6(b) as not terminating as of the Distribution Time, in each case in accordance with its terms. Nothing contained in Section 5.1(a) or Section 5.1(b) shall release any Person from:

(i)   any Liability provided in or resulting from (A) this Agreement (including the indemnification and contribution obligation under Article VI) or any other Transaction Document, (B) the Merger Agreement or (C) any Contract among any members of the Moon Group or the SpinCo Group that is specified in Section 2.6(b) as not terminating as of the Distribution Time or any other Liability specified in Section 2.6(b) as not terminating as of the Distribution Time;

(ii)   any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, any other Transaction Document or the Merger Agreement;

(iii)   any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time (other than any intercompany payables or receivables in respect thereof);

(iv)   any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of Article VI and, if applicable, the appropriate provisions of the other Transaction Documents or the Merger Agreement; or

(v)   any Liability the release of which would result in the release of any Person other than the Persons released pursuant to Section 5.1(a) and Section 5.1(b).

In addition, nothing contained in Section 5.1(a) shall release: (A) Moon or any of its Subsidiaries from indemnifying any director, officer, manager or employee of the SpinCo Group who was a director, officer or employee of Moon or such Subsidiary at or prior to the Distribution Time, to the extent such director, officer, manager or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Moon Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify Moon for such Liability (including Moon’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI; and (B) SpinCo or any of its Subsidiaries from indemnifying any director, officer, manager, or employee of the Moon Group who was a director, officer, manager or employee of Moon or such Subsidiary at or prior to the Distribution Time, to the extent such director, officer, manager or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, except to the extent such obligation is an Excluded Liability hereunder (it being understood that if the underlying obligation giving rise to such Action is an Excluded Liability, Moon shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI).

(d)   Following the Distribution, SpinCo shall not make, and shall not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Moon or any member of the Moon Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). Following the Distribution, Moon shall not make, and shall not permit any

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member of the Moon Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any member of the SpinCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e)   It is the intent of each of Moon and SpinCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo or any member of the SpinCo Group, on the one hand, and Moon or any member of the Moon Group, on the other hand, except as expressly set forth in Section 5.1(c). From and after the Distribution Time, each Party shall cause each member of its respective Group to execute and deliver releases reflecting such provisions at the request of the other Party.

ARTICLE VI

INDEMNIFICATION, GUARANTEES AND LITIGATION

Section 6.1   General Indemnification by SpinCo. Without limiting or otherwise affecting the indemnity provisions of the other Transaction Documents, from and after the Effective Time, SpinCo shall indemnify, defend and hold harmless each member of the Moon Group, each of Moon’s Affiliates and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Moon Indemnified Parties”), from and against any and all Liabilities of the Moon Indemnified Parties to the extent relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “SpinCo Indemnification Obligations”):

(a)   any SpinCo Liability;

(b)   the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities, whether prior to, at or after the Effective Time;

(c)   any breach by any member of the SpinCo Group of this Agreement or any of the other Transaction Documents (other than Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein, and excluding any provision that by its terms does not survive the Effective Time) after the Effective Time; and

(d)   any Specified Asbestos Liability.

Section 6.2   General Indemnification by Moon Without limiting or otherwise affecting the indemnity provisions of the other Transaction Documents, from and after the Effective Time, Moon shall indemnify, defend and hold harmless each member of the SpinCo Group, each of SpinCo’s Affiliates and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnified Parties”), from and against any and all Liabilities of the SpinCo Indemnified Parties to the extent relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “Moon Indemnification Obligations”):

(a)   any Excluded Liability (but, for the avoidance of doubt, not any Specified Asbestos Liability);

(b)   the failure of Moon, any other member of the Moon Group, any member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities, whether prior to, at or after the Distribution Time; and

(c)   any breach by any member of (i) the SpinCo Group prior to the Effective Time or (ii) the Moon Group of this Agreement or any of the other Transaction Documents (other than Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein, and excluding any provision that by its terms does not survive the Effective Time).

Section 6.3   Contribution. If the indemnification otherwise provided for in Section 6.1 or Section 6.2 is, as a matter of Law, unavailable or insufficient to hold harmless an Indemnified Party in respect of such Liabilities for which they would otherwise be indemnified hereunder (and for which indemnification would otherwise be provided hereunder), then the Indemnifying Party shall contribute to the amount paid or payable by the

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Indemnified Party in respect of such non-indemnified Liabilities in proportion to the relative fault and benefit of the Indemnifying Party and the Indemnified Party. Solely for purposes of determining relative fault pursuant to this Section 6.3: (a) any fault associated with the conduct of the Moon Business prior to the Effective Time shall be deemed to be allocated to Moon and the other members of the Moon Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (b) any fault associated with the conduct of the SpinCo Business prior to the Effective Time shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of Moon or any other member of the Moon Group.

Section 6.4   Indemnification Obligations Net of Insurance Proceeds and Other Amounts

(a)   Any Liability subject to indemnification or contribution pursuant to this Article VI will be net of Insurance Proceeds received by the Indemnified Party that actually reduce the amount of the Liability. Accordingly, the amount which any Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution under this Article VI (an “Indemnified Party”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnified Party in respect of the related Liability. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds in respect of such Liability, then the Indemnified Party will pay to the Indemnifying Party an amount equal to such Insurance Proceeds but not exceeding the amount of the Indemnity Payment paid by the Indemnifying Party in respect of such Liability.

(b)   An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto solely by virtue of the indemnification provisions of this Agreement. The Indemnified Party shall use its commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds to which the Indemnified Party is entitled in connection with any Liability for which the Indemnified Party seeks indemnification pursuant to this Article VI; provided that the Indemnified Party’s ability or inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations under this Agreement.

(c)   Subject to Section 6.7(c), any indemnity payment under this Article VI shall be decreased to take into account any actual reduction in Taxes otherwise payable by the Indemnified Party during or prior to the taxable year in which the indemnification payment is made or during the two subsequent taxable years, arising from the incurrence of such indemnified Liability. Solely for purposes of this Section 6.4(c), the term “Indemnified Party” shall include any member of such Indemnified Party’s affiliated, consolidated, combined or unitary group.

Section 6.5   Certain Matters Relating to Indemnification of Third-Party Claims

(a)   Notice of Third-Party Claim. If an Indemnified Party receives written notice that a Person (including any Governmental Authority) that is not a member of the Moon Group or the SpinCo Group has asserted any claim or commenced any Action (other than any such claim or Action that is governed by the Tender Agreement) that may implicate an Indemnifying Party’s obligation to indemnify pursuant to Section 6.1 or Section 6.2, or any other Section of this Agreement or any other Transaction Document (collectively, a “Third-Party Claim”), the Indemnified Party shall provide the Indemnifying Party written notice thereof as promptly as practicable (and no later than twenty (20) days) after becoming aware of the Third-Party Claim. Such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnified Party to provide notice in accordance with this Section 6.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to provide notice in accordance with this Section 6.5(a).

(b)   Subrogation. To the extent an indemnification or contribution payment is made by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any

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right, defense or claim which such Indemnified Party may have relating to such Third-Party Claim. Subject to Section 6.10, such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c)   Defense of Claims. Other than in the case of any Liability being managed by a Party in accordance with any other Transaction Document or in the case of a Mixed Action (which shall be managed in accordance with Section 6.10(d)), an Indemnifying Party shall be entitled (but shall not be required) to assume, control the defense of, and settle any Third-Party Claim, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, which counsel must be reasonably acceptable to the applicable Indemnified Parties, if it gives written notice of its intention to do so and agreement that the Indemnified Party is entitled to indemnification under this Article VI to the applicable Indemnified Parties within thirty (30) calendar days of the receipt of notice from such Indemnified Parties of the Third-Party Claim. After such notice from an Indemnifying Party to an Indemnified Party of its election to assume the defense of a Third-Party Claim, such Indemnified Parties shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses and all pertinent and material Information and materials in such Indemnified Party’s possession or under such Indemnified Parties’ control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that such access shall not require the Indemnified Parties to disclose any Information the disclosure of which would, in the reasonable judgment of the Indemnified Parties, result in the loss of any existing attorney-client privilege, attorney work-product protection or other applicable privilege or immunity with respect to such Information or violate any applicable Law (provided that the Indemnified Parties that would otherwise be required to disclose Information shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege, protection or immunity or violation of Law).

Notwithstanding anything to the contrary in this Section 6.5 or Section 6.10, in the event that (i) an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, (ii) there exists a conflict of interest or potential conflict of interest between the Indemnifying Party and the applicable Indemnified Party, (iii) any Third-Party Claim seeks an order, injunction or other equitable relief, relief for other than money damages against the Indemnified Party or asserts any criminal wrongdoing (excluding de minimis equitable relief incidental to the award of money damages), (iv) the Indemnifying Party shall not have employed counsel within thirty (30) calendar days after notice from the Indemnified Party of such Third-Party Claim, (v) the Indemnified Party’s exposure to Liability in connection with such Third-Party Claim is reasonably expected to exceed the Indemnifying Party’s exposure in respect of such Third-Party Claim taking into account the indemnification obligations hereunder or (vi) the party making such Third-Party Claim is a Governmental Authority with regulatory authority over the Indemnified Party or any of its material Assets, such Indemnified Party(ies) shall be entitled to assume the defense of such Third-Party Claim, at the Indemnifying Party’s expense, with counsel of such Indemnified Party’s choosing. If the Indemnified Party is conducting the defense against any such Third-Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all witnesses and all pertinent and material Information and materials in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party; provided, however, that such access shall not require the Indemnifying Party to disclose any Information the disclosure of which would, in the reasonable judgment of the Indemnifying Party, result in the loss of any existing attorney-client privilege, attorney work-product protection or other applicable privilege or immunity with respect to such Information or violate any applicable Law (provided that the Indemnified Parties that would otherwise be required to disclose Information shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege, protection or immunity or violation of Law).

(d)   Settlement. The Indemnifying Party shall not be authorized to settle or compromise or consent to a settlement or compromise of, or the entry of any judgment arising from, any Third-Party Claims unless such settlement, compromise or entry of judgment (A) shall not encumber any of the Assets of any Indemnified Party or contain any restriction or condition that would apply to such Indemnified Party or to the conduct of that Person’s business (other than the payment of money), (B) does not result in any non-monetary remedy

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or relief being imposed upon the Indemnified Party, (C) does not contain or otherwise involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the Indemnified Party or any of its Affiliates, and (D) contains as a condition thereto, a complete release of the Indemnified Party. No settlement or entry of judgment in respect of any Third-Party Claim shall be consented to by any Indemnified Party without the express written consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned).

(e)   Notwithstanding anything herein to the contrary, Moon shall not be required to indemnify any SpinCo Indemnified Party for any Liability pursuant to Section 6.2 if and to the extent such Liability was reflected in the calculation of the Final Adjustment Amount.

Section 6.6   Additional Matters

(a)   Indemnification or contribution payments in respect of any Liabilities for which an Indemnified Party is entitled to indemnification or contribution under this Article VI shall be paid by the Indemnifying Party to the Indemnified Party as such Liabilities are incurred upon demand by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for the amount of such payment (including where reasonably practicable an itemization of costs and expenses, attorney invoices and supporting documentation from other vendors in the form reviewed by the Indemnified Party, and any applicable orders, judgments or settlement agreements). The indemnity and contribution agreements contained in this Article VI shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnified Party or (ii) the knowledge by the Indemnified Party of Liabilities for which it might be entitled to indemnification or contribution under this Agreement.

(b)   Any claim for indemnification under this Article VI other than in respect of a Third-Party Claim shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party, provided that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party has been actually prejudiced by such failure. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility for such indemnification obligation. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnified Party shall be free to pursue such remedies as may be available to such Indemnified Party pursuant to this Agreement and the other Transaction Documents, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution under this Agreement.

(c)   Except as otherwise agreed between Moon and SpinCo, all indemnification payments under this Agreement shall be made by Moon LuxCo to the SpinCo Borrower and by the SpinCo Borrower to Moon LuxCo. For U.S. federal (and applicable state, local and foreign) income tax purposes, each of Moon and SpinCo agrees to treat, and to cause its Subsidiaries to treat, (i) any payment required by this Agreement (other than payments of interest) as either a contribution by Moon LuxCo to the SpinCo Borrower or a distribution by the SpinCo Borrower to Moon LuxCo, as the case may be, occurring immediately prior to the Distribution or as a payment of an assumed or retained Liability; and (ii) any payment of interest as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in each case, except to the extent otherwise required by applicable Law or a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

(d)   Notwithstanding anything to the contrary herein, in no event shall any Party have any Liability pursuant to this Agreement for any lost profits or opportunity costs, or any special, punitive or consequential damages (except in any such case to the extent assessed in connection with a Third Party Claim or except in the case of consequential damages to the extent such damages are the reasonable and foreseeable result of the matter in question).

Section 6.7   Exclusive Remedy. The indemnification provisions of this Article VI shall be the sole and exclusive remedy of an Indemnified Party for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement (including with respect to the SpinCo Liabilities and the Excluded Liabilities) or any other Transaction Document (other than Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby.

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In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Affiliates, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person may have against the other Party and its Affiliates, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article VI. For the avoidance of doubt, the foregoing does not affect (a) either Party’s right to seek specific performance under this Agreement as provided in Section 9.10 and (b) either Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from fraud, and (c) any Transaction Document that expressly contains indemnification provisions or other remedies, which shall be subject to the indemnification or other remedy provisions contained therein and not this Article VI.

Section 6.8   Survival of Indemnities. The rights and obligations of each of Moon and SpinCo and their respective Indemnified Parties under this Article VI shall survive the sale or other transfer by any Party of any Assets or businesses or the permitted assignment by it of any Liabilities.

Section 6.9   Guarantees

(a)   (i) Moon shall (with the reasonable cooperation of the applicable member(s) of the SpinCo Group) use its reasonable efforts to have any member(s) of the SpinCo Group removed as guarantor of or obligor for and released from any Excluded Liability, and (ii) SpinCo shall (with the reasonable cooperation of the applicable member(s) of the Moon Group) use its reasonable efforts to have any member(s) of the Moon Group removed as guarantor of or obligor for and released from any SpinCo Liability, including in respect of those guarantees set forth on Schedule 6.9(a) to the extent that they relate to SpinCo Liabilities.

(b)   To the extent required to obtain a removal or release from a guarantee described in and in accordance with Section 6.9(a) (a “Guarantee Release”):

(i)   of any member of the Moon Group, SpinCo or an appropriate member of the SpinCo Group shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Moon, on or prior to the Distribution Time (and, to the extent any guarantee remains outstanding after the Distribution Time, for up to twelve (12) months after the Distribution Time), valid and binding written unconditional releases of Moon and its Subsidiaries (other than the members of the SpinCo Group), as applicable, from any Liability, whether arising before, on or after the Distribution Date, under the applicable guarantee, which shall be effective as of the Distribution Time, including by providing, as reasonably determined by SpinCo and Clover, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. SpinCo shall coordinate with Moon with respect to its initial contact with such beneficiaries, afford Moon a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep Moon reasonably informed of any discussions with such beneficiaries in which Moon does not participate.

(ii)   of any member of the SpinCo Group, Moon or an appropriate member of the Moon Group shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to SpinCo and Clover, on or prior to the Distribution Time (and, to the extent any guarantee remains outstanding after the Distribution Time, for up to twelve (12) months after the Distribution Time), valid and binding written unconditional releases of SpinCo and its Subsidiaries (other than the members of the Moon Group), as applicable, from any Liability, whether arising before, on or after the Distribution Date, under the applicable guarantee, which shall be effective as of the Distribution Time, including by providing, as reasonably determined by Moon, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. Moon shall coordinate with SpinCo and Clover with respect to its initial contact with such beneficiaries, afford SpinCo and Clover a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep SpinCo and Clover reasonably informed of any discussions with such beneficiaries in which SpinCo and Clover do not participate.

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(c)   If Moon or SpinCo is unable to obtain, or to cause to be obtained, any Guarantee Release, (i) the relevant member of the Moon Group or SpinCo Group, as applicable, that has assumed the Liability with respect to such guarantee shall indemnify and hold harmless the guarantor or obligor for any Liability to the extent arising from or relating thereto in accordance with the provisions of this Article VI and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all Excluded Liabilities or SpinCo Liabilities, as applicable, of such guarantor or obligor thereunder and (ii) with respect to such guarantee, each of Moon and SpinCo, on behalf of themselves and the members of their respective Groups, agree not to renew or extend the term of, increase its obligations under or transfer to a third Person, any loan, guarantee, lease, contract or other obligation for which the other Party or any member of the other Party’s Group is liable under such guarantee unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party.

Section 6.10   Management of Actions. This Section 6.10 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Moon Group are named as parties (other than Actions governed by the Tender Agreement, which shall be governed thereby and Indemnity Claims subject to Section 6.5 unless otherwise expressly provided therein), but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 6.10.

(a)   Management of SpinCo Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of, subject to Section 6.5(c), any Actions that constitute only SpinCo Liabilities or SpinCo Assets (“SpinCo Controlled Actions”). If an Action that constitutes solely a SpinCo Liability or a SpinCo Asset is commenced after the Distribution Time naming a member of the Moon Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Moon Group to be removed as a party to such Action. Except in the case of an Adversarial Action, no Party shall add the other Party to any Action pending as of or after the Distribution Time without the prior written consent of the other Party.

(b)   Management of Moon Controlled Actions. From and after the Distribution Time, the Moon Group shall direct the defense or prosecution of, subject to Section 6.5(c), any Actions that constitute only Excluded Liabilities or Excluded Assets (“Moon Controlled Actions”). If an Action that constitutes solely an Excluded Liability or an Excluded Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then Moon shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action. Except in the case of an Adversarial Action, no Party shall add the other Party to any Action pending as of or after the Distribution Time without the prior written consent of the other Party.

(c)   Management of Actions Naming Both SpinCo and Moon. Subject to Section 6.5(c) from and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Moon Group is named in an Action that is not a SpinCo Controlled Action, a Moon Controlled Action nor a Mixed Action (a “Separate Action”), each of SpinCo and Moon shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and Moon shall consult in good faith with each other regarding the management of the defense of each Separate Action.

(d)   Management of Mixed Actions. From and after the Distribution Time, (i) any Action set forth on Section 6.10(d) and (ii) any Action that constitutes both a SpinCo Liability or a SpinCo Asset, on the one hand, and an Excluded Liability or an Excluded Asset, on the other hand and that do not constitute a SpinCo Controlled Action nor a Moon Controlled Action (clauses (i) and (ii), “Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article VI), as determined in good faith by the Parties; provided that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against only a Party or Subsidiary of such Party, that Party shall be entitled to control the defense of the applicable claims against such Party. Notwithstanding the preceding sentence, if, despite one Party having a greater financial exposure in respect of a Mixed Action, the other Party reasonably considers that such Mixed Action will be materially detrimental to its competitive or commercial business prospects and wishes

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to manage such Action, the first Party with the greater financial exposure shall consider in good faith the other Party’s request for the second mentioned Party to manage such Mixed Action. The Parties shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, attorney work-product protection, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided that the failure to provide any such Information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Parties may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Parties) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Parties shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability and an Excluded Liability) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset and an Excluded Asset). In any Mixed Action, each of Moon and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Moon Business or the SpinCo Business, respectively; provided that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (A) if an adverse judgment is obtained with respect to a Mixed Action, the Parties shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Moon Business and the SpinCo Business; and (B) if a recovery is obtained with respect to a Mixed Action, the Parties shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.

(e)   Delegation of Rights of Recovery To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

Section 6.11   Settlement of Actions. No Party managing an Action pursuant to Section 6.10 shall settle or compromise such Action (other than Moon with respect to Moon Controlled Actions and SpinCo with respect to SpinCo Controlled Actions, in each case, except as provided in Section 6.5(e)) without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party, such managing Party may nevertheless settle such Action in accordance with Section 6.5(e).

ARTICLE VII

OTHER AGREEMENTS

Section 7.1   Further Assurances

(a)   In addition to the actions provided for elsewhere in this Agreement and the other Transaction Documents and the Merger Agreement, each of the Parties will cooperate with each other and shall (and will cause their respective Subsidiaries to), prior to, at and after the Distribution Time, use its reasonable best efforts to take, or to cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary on its part under applicable Law or Contracts to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.

(b)   Without limiting the foregoing and except as otherwise provided in any other Transaction Document, prior to, at and for twenty-four (24) months after the Distribution Time, each Party shall cooperate with the other Party, without any further consideration but from and after the Distribution Time at the expense of the requesting Party, to execute and deliver, or shall cause to be executed and delivered, all

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instruments, including instruments of conveyance, assignment, title and transfer, and use reasonable best efforts to obtain or make any Approvals or Notifications from or with any Governmental Authority or any other Person under any Permit, license, Contract or other instrument, and to take all such other actions as such Party may reasonably be requested to take by any other Party, consistent with the terms of this Agreement and the other Transaction Documents, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents and the transfers of the SpinCo Assets and the Excluded Assets and the assignment and assumption of the SpinCo Liabilities and the Excluded Liabilities and the other transactions contemplated hereby and thereby; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Party shall be obligated pursuant to this Section 7.1 to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications. Without limiting the foregoing, except to the extent otherwise provided in any other Transaction Document, each Party will, at the reasonable request and expense of the other Party, take such other actions as may be reasonably necessary to vest in such other Party good and marketable title and rights to the Assets allocated to such other Party under this Agreement or any of the other Transaction Documents, if and to the extent it is practicable to do so.

(c)   At or prior to the Distribution Time, Moon and SpinCo in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by their respective Subsidiaries, as the case may be, to effectuate the transactions contemplated by this Agreement or any other Transaction Document.

(d)   Moon will inform and consult, or procure that its Subsidiaries inform and consult, the relevant employee representative bodies that are required to be informed and/or consulted as a result of or in connection with the transactions contemplated by this Agreement in accordance with applicable Law, and where relevant and necessary the applicable members of the Moon Group or SpinCo Group will use commercially reasonable efforts to enter into collective labor agreements in connection with the transactions contemplated by this Agreement.

Section 7.2   Confidentiality

(a)   From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, Moon shall not, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives, including attorneys, advisors and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose to any Person, other than Representatives of Moon or its Affiliates who reasonably need to know such information in providing services to any member of the Moon Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any SpinCo Confidential Information. If any disclosures are made in connection with providing services to any member of the Moon Group under this Agreement, any other Transaction Document or the Merger Agreement, then the SpinCo Confidential Information so disclosed shall be used only as required to perform the services or as otherwise provided in an applicable Transaction Document. Moon shall use the same degree of care to prevent the unauthorized use or disclosure of the SpinCo Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. “SpinCo Confidential Information” means any Information (i) to the extent relating to the SpinCo Business (including any confidential or proprietary Information included in the SpinCo Assets or SpinCo Contracts) furnished to or otherwise in the possession of any member of the Moon Group, including as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement or (ii) relating to Clover or its Affiliates furnished to any member of the Moon Group pursuant to the Confidentiality Agreement, in each case, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by Moon, any member of the Moon Group or their respective Representatives, to the extent they contain or otherwise reflect such Information; provided that SpinCo Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Moon Group or any of its Representatives not otherwise permissible under this Section 7.2, (ii) Moon can demonstrate was or became available to Moon or any of its Representatives after the Distribution Time from a source

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other than SpinCo or its Representatives, provided that such source was not known by Moon to be bound by a contractual, legal or fiduciary obligation of confidentiality to SpinCo or any member of the SpinCo Group with respect to such Information, or (iii) is developed independently by a member of the Moon Group or any of its Representatives without use or reference to the SpinCo Confidential Information.

(b)   From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, SpinCo shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly, disclose to any Person, other than Representatives of SpinCo or its Affiliates who reasonably need to know such information in providing services to any member of the SpinCo Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any Moon Confidential Information. If any disclosures are made in connection with providing services to any member of the SpinCo Group under this Agreement, any other Transaction Document or the Merger Agreement, then the Moon Confidential Information so disclosed shall be used only as required to perform the services. SpinCo shall use the same degree of care to prevent the unauthorized use or disclosure of the Moon Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. “Moon Confidential Information” means any Information to the extent relating to the Moon Business furnished to or otherwise in the possession of any member of the SpinCo Group as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by SpinCo, any member of the SpinCo Group or their respective Representatives, to the extent they contain or otherwise reflect such Information; provided that Moon Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the SpinCo Group or any of its Representatives not otherwise permissible under this Section 7.2, (ii) SpinCo can demonstrate was or became available to SpinCo or any of its Representatives after the Distribution Time from a source other than Moon or its Representatives; provided that such source was not known by SpinCo to be bound by a contractual, legal or fiduciary obligation of confidentiality to Moon or any member of the Moon Group with respect to such Information, or (iii) is developed independently by a member of the SpinCo Group or any of its Representatives without use or reference to the Moon Confidential Information.

(c)   Notwithstanding the provisions of Section 7.2(a) and Section 7.2(b), Moon or its Representatives may disclose SpinCo Confidential Information, and SpinCo and its Representatives may disclose Moon Confidential Information: (i) to the extent such Party or such Representative is required or compelled to disclose any such Moon Confidential Information or SpinCo Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (ii) as required in connection with any Adversarial Action, (iii) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (iv) as necessary for a Party to enforce its rights or perform its obligations under this Agreement, the Merger Agreement or any other Transaction Document or (v) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Moon Confidential Information or SpinCo Confidential Information is made pursuant to clause (i), (iii) or (v) above (other than with respect to any such Information furnished pursuant to the provisions of Article IV), as applicable, the Person receiving such request or demand or other disclosure requirement shall use commercially reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand shall take, and cause its Representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party or any of its Representatives that received such request or demand may thereafter disclose or provide any SpinCo Confidential Information or Moon Confidential Information, as the case may be, to the extent required by such Governmental Authority, stock exchange or applicable Law (as so advised by counsel).

(d)   Prior to the Distribution, notwithstanding anything to the contrary provided herein but without prejudice to whether any such device would constitute a SpinCo Asset, Moon shall be entitled to cause any Moon Confidential Information to be removed from personal computers or other devices owned or leased by

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Moon or any of its Subsidiaries and used by a SpinCo Employee, including by replacing such device with a comparable device not containing Moon Confidential Information. To the extent such process has not been completed prior to the Distribution, SpinCo shall permit Moon to affect such removals or exchanges within three months following the Distribution Date, at Moon’s cost.

Section 7.3   Insurance Matters

(a)   From and after the Distribution Time, except as expressly provided herein, the SpinCo Group and the SpinCo Business shall cease to be insured by Moon’s Insurance Policies. For the avoidance of doubt, Moon shall retain all rights to control its Insurance Policies, including the right to exhaust, settle, release, or otherwise resolve disputes with respect to any of its Insurance Policies notwithstanding whether any such Insurance Policies apply to any Liabilities of any member of the SpinCo Group; provided, however, that Moon shall take no action to commute, buy back or otherwise modify any Insurance Policy to which SpinCo is entitled to rights pursuant to Section 2.2(a)(vii), in a manner that would adversely affect the SpinCo Group or the SpinCo Business without the prior written consent of Clover (SpinCo Group), which consent will not be unreasonably withheld, or without making adequate provision for such rights of SpinCo Group or SpinCo businesses. For the avoidance of doubt, SpinCo shall be responsible for securing all Insurance Policies that it considers appropriate for the SpinCo Business and the operation thereof by the SpinCo Group and for promptly providing evidence thereof, as may be required, to third parties under any Contract. SpinCo agrees to arrange for its own Insurance Policies with respect to the SpinCo Business and the SpinCo Group covering all periods. SpinCo agrees, on behalf of itself and each member of the SpinCo Group, from and after the Distribution Time, not to seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies of any member of the Moon Group, except as permitted under Section 7.3(b) or the Tender Agreement.

(b)   For any claim asserted against SpinCo or any other member of the SpinCo Group after the Effective Time arising out of any occurrence, claim, loss, injury or damage taking place prior to the Effective Time (“Post-Closing Claims”), SpinCo and each other member of the SpinCo Group may access coverage under the Pre-Closing Occurrence-Based Policies for such claims (it being understood that any retrospective premiums, deductibles or similar obligations arising from such any corresponding insurance claims by or on behalf of any member of the SpinCo Group under the Pre-Closing Occurrence-Based Policies shall be borne by the SpinCo Group). From and after the Effective Time, if SpinCo or any member of the SpinCo Group determines to submit a Post-Closing Claim for coverage under the Pre-Closing Occurrence-Based Policies, SpinCo shall provide a written request to Moon and shall promptly thereafter provide Moon with all information to be included with such Post-Closing Claim. Moon shall promptly, following receipt of such information, submit the applicable Post-Closing Claim under the applicable Pre-Closing Occurrence-Based Policies. Moon thereafter shall use its best efforts to secure insurance coverage for SpinCo/Clover for the Post-Closing Claim under the Pre-Closing Occurrence-Based Policies. In doing so, Moon will undertake reasonable best efforts to get its insurers to accept and pay defense and indemnity costs for the Post-Closing Claim, but in no event will Moon guarantee results and in no event will Moon be liable for Post-Closing Claim costs that are not covered by insurance. In no event will Moon be obligated to initiate at its own costs or bear the costs of coverage litigation. Nor shall Moon be obligated to initiate any coverage litigation that would adversely affect Moon’s rights. No SpinCo Group Member shall be entitled to make claims directly to any Pre-Closing Occurrence-Based Policies and in connection with any Post-Closing Claim. SpinCo or the other member(s) of the SpinCo Group shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any Post-Closing Claim. Subject to the immediately following sentence, any Insurance Proceeds received by a member of the Moon Group in respect of a Post-Closing Claim shall be promptly transmitted to SpinCo or another member of the SpinCo Group designated by SpinCo. In the event that a Post-Closing Claim is a Mixed Action or a Mixed Asbestos Claim (as defined in the Tender Agreement) for which Moon or its Subsidiaries and SpinCo or other member of the SpinCo Group are seeking coverage under Pre-Closing Occurrence-Based Policies, and the limits under an applicable Pre-Closing Occurrence-Based Policy are not sufficient to fund all covered claims of SpinCo or any other member of the SpinCo Group (as applicable) and Moon or its Subsidiaries (as applicable), amounts due under such a Pre-Closing Occurrence-Based Policy shall be paid to the respective Persons in proportion to the amounts that otherwise would be due were the limits of liability infinite.

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(c)   Nothing in this Section 7.3 will be construed to alter or limit in any way the indemnity obligations of the Parties, including those in this Agreement or any other Transaction Document.

(d)   For the avoidance of doubt, notwithstanding anything in this Section 7.3 to the contrary, insurance coverage rights and obligations with respect to Excluded Asbestos Liabilities and Specified Asbestos Liabilities are governed by the Tender Agreement.

Section 7.4   Separation Expenses

(a)   Except as otherwise expressly set forth in this Agreement, the Merger Agreement or in any other Transaction Document, the out-of-pocket fees, costs and expenses of Moon, SpinCo and the members of their respective Groups (i) incurred in connection with the Reorganization, the Distribution and the other transactions contemplated by this Agreement (including the transactions contemplated by Section 2.4 and Section 2.5) and the other Transaction Documents, (ii) incurred as Set-Up Costs (as defined in the Transition Services Agreement), (iii) incurred for the provision of post-termination assistance pursuant to Section 5.6 of the Transition Services Agreement or (iv) incurred in connection with the actions or activities set forth in Schedule 2.13 (except as otherwise expressly provided therein), shall in each case be borne as provided in Schedule 7.4. In the event of any conflict between a Transaction Document and an allocation of expenses expressly provided in Schedule 7.4, Schedule 7.4 shall control.

Section 7.5   Transaction Documents

(a)   Effective on or prior to the Distribution Time, each of Moon and SpinCo will, or will cause the applicable members of its Group to, execute and deliver the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, the Supply Agreements, the Headquarters Lease and the Tender Agreement. In the event that the provisions of any of the other Transaction Documents conflict with the provisions of this Agreement, the provisions of such other agreement or agreements shall govern with respect to the subject matter addressed thereby to the extent of such conflict. Specifically, the Parties intend that, to the extent set forth in such other Transaction Document and unless otherwise provided therein, (i) the representations, warranties, covenants or agreements between the Parties with respect to Taxes or other Tax matters (including indemnification for Taxes and control of any Tax Contest (as defined in the Tax Matters Agreement)) shall be governed exclusively by the Tax Matters Agreement (provided that, for the avoidance of doubt, the covenants and agreements contained in this Agreement to the extent expressly addressing Taxes or other Tax matters, including Section 2.4(e), Section 2.5(e), Section 2.7(d), Section 2.8(f), Section 3.3(e) and Section 6.6(c), shall apply in accordance with their terms and nothing in this clause (i) shall be interpreted as affecting the applicability of, or the rights and obligations set forth in, such provisions), (ii) the representations, warranties, covenants or agreements (including agreements as to the allocation of Assets and Liabilities, to the extent addressed therein) between the Parties with respect to employment matters or matters relating to compensation and benefits shall be governed exclusively by the Employee Matters Agreement, (iii) the representations, warranties, covenants or agreements between the Parties with respect to real property matters (including agreements as to the allocation of Assets and Liabilities, to the extent addressed therein) shall be governed exclusively by the Real Estate Matters Agreement, (iv) the representations, warranties, covenants or agreements between the Parties with respect to the subject matters contemplated by the Trademark License Agreement shall be governed exclusively by the Trademark License Agreement, (v) the representations, warranties, covenants or agreements between the Parties with respect to the subject matters contemplated by the Intellectual Property Matters Agreement shall be governed exclusively by the Intellectual Property Matters Agreement and (vi) the representations, warranties, covenants or agreements between the Parties with respect to the subject matters contemplated by the Tender Agreement shall be governed exclusively by the Tender Agreement; provided that, in each case, the representations, warranties, covenants or agreements referred to in this sentence shall refer to the representations, warranties, covenants or agreements set forth in the applicable Transaction Document.

(b)   Prior to the Distribution Time, with respect to any Transaction Document that has not yet been executed, but for which the form of such Transaction Document attached hereto expressly contemplates covenants or other agreements that on their face would be operative prior to the Distribution Time if such Transaction Document had been executed by the parties thereto as of the date hereof, then notwithstanding the fact that such Transaction Document has not yet been executed by the parties thereto, the Parties agree

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on behalf of themselves and their respective Affiliates that all such provisions are incorporated herein by reference, mutatis mutandis, and shall be operative prior to the Distribution Time as if such Transaction Document had been executed with respect to such provisions prior to the relevant time.

Section 7.6   Permits. The Moon Group shall cooperate with the SpinCo Group and take all actions that are reasonably necessary or advisable to finalize or effectuate the transfer of a Permit to the SpinCo Group that is designated as a SpinCo Asset and that is not already transferred to a member of the SpinCo Group as of the Distribution Time. The SpinCo Group shall cooperate with the Moon Group and take actions that are reasonably necessary or advisable to finalize or effectuate the transfer of a Permit to the Moon Group that is designated as an Excluded Asset and that is not already transferred to a member of the Moon Group as of the Distribution Time. The Moon Group and the SpinCo Group agree to cooperate with each other regarding the allocation of responsibilities for Permits at shared real properties shared between members of the Moon Group and the SpinCo Group. If any Permit cannot be transferred then during the pendency of transferring such Permit, the Parties shall use their reasonable best efforts to develop and implement arrangements to pass along to the SpinCo Group the ability to continue to operate the SpinCo Business as presently conducted under the terms of any such permit. Notwithstanding the foregoing, except to the extent expressly provided in this Agreement (including Section 7.4) or in any of the other Transaction Documents, neither Party shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to effect the transfer of any permit.

ARTICLE VIII

Section 8.1   Dispute Resolution Procedures. (a) Each Party shall appoint a representative who shall be responsible for administering this dispute resolution provision (the “Appointed Representative”).

(b)   Except as otherwise provided in this Agreement or in any other Transaction Document, and without limiting the rights of any Party under Section 9.10, in the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity, termination or breach of this Agreement or any other Transaction Document or otherwise arising out of, or in any way related to, this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (collectively, the “Separation Agreement Disputes”), the Appointed Representatives shall negotiate in good faith for a reasonable period of time to settle such Separation Agreement Dispute; provided, however, that: (i) such reasonable period shall not, unless otherwise agreed to by the relevant Parties in writing, exceed twenty (20) days from the time of receipt by a Party of written notice of such Separation Agreement Dispute; and (ii) the relevant employees from both Parties with knowledge and interest in the dispute shall first have tried to resolve the differences between the Parties; provided, further, that prior to the Effective Time, no Separation Agreement Dispute may be settled without the prior written consent of Clover. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions in connection with efforts to settle an Separation Agreement Dispute that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose, but shall be considered as to have been disclosed for settlement purposes.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Corporate Power; Facsimile Signatures

(a)   Moon represents on behalf of itself and on behalf of other members of the Moon Group, and SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, as follows:

(i)   each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and each other Transaction Document to which it is a Party and to consummate the transactions contemplated hereby and thereby; and

(ii)   this Agreement and each Transaction Document to which it is a Party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

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(b)   Notwithstanding any provision of this Agreement or any other Transaction Document, neither Moon nor SpinCo shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Moon or SpinCo, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

Section 9.2   Governing Law; Submission to Jurisdiction; Waiver of Trial

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents, to the fullest extent permitted by Law, to service of process in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2(c).

Section 9.3   Survival of Covenants. Except as expressly set forth in this Agreement, any other Transaction Document or the Merger Agreement, the covenants and other agreements contained in this Agreement and each other Transaction Document, a liability for the breach of any obligations contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

Section 9.4   Waivers of Default. Any Party may, at any time prior to the Closing, by action taken by its board of directors, a committee thereof or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 9.11) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided, that, unless the Merger Agreement shall have been terminated in accordance with its

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terms, any such waiver, amendment or modification by SpinCo shall be subject to the prior written consent of Clover (except as otherwise provided in Section 2.1(d) and subject to the consent standards therein). No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 9.5   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, on or prior to the Distribution Date, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams

and, in the case of SpinCo, with a copy to:

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

If, following the Distribution Date, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

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Section 9.6   Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. Except for a termination described in the immediately preceding sentence, prior to the Effective Time, SpinCo shall not agree to terminate this Agreement without the prior written consent of Clover. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.

Section 9.7   Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 9.8   Entire Agreement. This Agreement, the other Transaction Documents, the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement) including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 9.9   Assignment; No Third-Party Beneficiaries. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties (provided that prior to the Effective Time, SpinCo shall not assign this Agreement without the prior written consent of Clover). Any attempted assignment or delegation in breach of this Section 9.9 shall be null and void, except that (without limiting any other provision of this Agreement, the Merger Agreement or any other Transaction Agreement) a Party may assign any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of such Party or in connection with a merger transaction in which such Party is not the surviving entity; provided, however, that in each case, no such assignment shall release such Party from any liability or obligation under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Article VI with respect to Indemnified Parties (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that Clover shall be a third-party beneficiary of the rights of Clover as provided in this Agreement and the other Transaction Documents.

Section 9.10   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document (except as otherwise provided therein), the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement or such other Transaction Document. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 9.11   Amendment. No provision of this Agreement or any other Transaction Document (except as otherwise provided herein or therein, including as provided in Section 2.1(d)) may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Clover (except as otherwise provided in Section 2.1(d)).

Section 9.12   Rules of Construction. Unless the context of this Agreement otherwise requires:

(a)   (A) Words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined

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terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive.

(b)   References to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

Section 9.13   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 9.14   Performance. Moon will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the Moon Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 9.14 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

INGERSOLL-RAND PLC

By:	/s/ David C. Butow
	Name:	David C. Butow
	Title:	Vice President and General Counsel, Climate Segment

INGERSOLL-RAND U.S. HOLDCO, INC.

By:	/s/ David C. Butow
	Name:	David C. Butow
	Title:	Assistant Secretary

[Signature Page to Separation and Distribution Agreement]

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EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

INGERSOLL-RAND U.S. HOLDCO, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Corporation”) is Ingersoll-Rand U.S. HoldCo, Inc.

SECOND: The registered office of the Corporation in the State of Delaware is located at The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801, and the name of the registered agent of the Corporation whose office address will be the same as the registered office is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”), as from time to time amended.

FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000, all of which shares shall be Common Stock having a par value per share of $0.01.

FIFTH: In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation may be adopted, amended or repealed by a majority of the board of directors of the Corporation. Election of directors need not be by written ballot.

SIXTH: To the fullest extent permitted under the DGCL, a director of the Corporation shall not he personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after the filing of the Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article SIXTH shall not adversely affect any right or protection of a director of the Corporation in respect of any act or omission occurring prior to the time of such amendment or repeal.

SEVENTH: The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the third paragraph of this Article SEVENTH, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article SEVENTH or otherwise.

If a claim for indemnification or advancement of expenses under this Article SEVENTH is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by the Corporation, the

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Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

The rights conferred on any Covered Person by this Article SEVENTH shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

The Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity or enterprise.

Any repeat or modification of the foregoing provisions of this Article SEVENTH shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment or repeal.

This Article SEVENTH shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

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EXHIBIT C

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of April 30, 2019 (the “Agreement”), between Ingersoll-Rand plc, a Republic of Ireland public limited company (“Moon”), and the undersigned, a stockholder (the “Shareholder”) of Gardner Denver Holdings, Inc., a Delaware corporation (“Clover”).

W I T N E S S E T H:

WHEREAS, Moon, Clover, Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation, and Charm Merger Sub Inc., a Delaware corporation, are parties to an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, supplemented, restated or modified from time to time, the “Merger Agreement”);

WHEREAS, as of the date of this Agreement, Shareholder is the beneficial owner of 70,671,135 shares of common stock, par value $0.01 per share, of Clover (the “Clover Common Stock”) (such shares of Clover Common Stock, the Shareholder’s “Existing Shares” and such Existing Shares, together with any additional capital stock of the Company beneficially owned or acquired by Shareholder on or after the date hereof, the “Shareholder Shares”);

WHEREAS, as an inducement and a condition to Moon entering into the Merger Agreement, Shareholder is entering into this Agreement with Moon;

WHEREAS, the board of directors of Clover has adopted the Merger Agreement and approved the transactions contemplated thereby, and has consented to the execution and delivery of this Agreement in connection therewith, understanding that the execution and delivery of this Agreement by Shareholder is a material inducement and condition to Moon’s willingness to enter into the Merger Agreement; and

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.   Agreements of Shareholder.

(a)   Voting From the date hereof until any termination of this Agreement in accordance with its terms, and without in any way limiting Shareholder’s right to vote the Shares in its sole discretion on any other matters that may be submitted to a shareholder vote or other approval, at any meeting of the shareholders of Clover however called or any adjournment or postponement thereof, Shareholder shall vote (or cause to be voted) all outstanding Shareholder Shares, (i) in favor of the Clover Share Issuance and any other matters necessary for consummation of the Clover Share Issuance, and (ii) against any Competing Proposal and any agreement (including, without limitation, any amendment of any agreement), amendment of Clover’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the Clover Share Issuance or the Merger. Notwithstanding the foregoing, nothing in this Agreement shall require Shareholder to vote in favor of or otherwise take any action that would result in, any Material Amendment to the Merger Agreement.

(b)   Restriction on Transfer; Proxies; Non-Interference; etc. From the date hereof until any termination of this Agreement in accordance with its terms, Shareholder shall not directly or indirectly (i) sell, transfer, give, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any Shareholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares (except to the extent otherwise permitted by this Agreement) or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii) of this Section 1(b); provided, however, that the foregoing restrictions on Transfer will not be applicable to, and Shareholder will not be restricted or prohibited from taking, any of the following actions with respect to the Shareholder Shares (and the taking of such actions will not constitute a breach of this Agreement): (A) a bona fide pledge of, or grant of a security interest in, Shareholder Shares in connection with any financing arrangements with a financial institution that is in the business of engaging in such transactions (provided that Shareholder does not know or have reason to know that such financial institution is engaging in such

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transactions for the purpose of acquiring Clover Common Stock or voting rights with respect thereto for its own account or with an intent to transfer such Clover Common Stock or such rights to a particular person or group), including any resulting Transfer of such pledged shares (or shares in which a security interest has been granted) upon any foreclosure under the indebtedness underlying such pledge or security interest; (B) any Transfer of Shareholder Shares to an Affiliate of Shareholder so long as such Affiliate executes an instrument assuming all the rights, benefits and obligations of Shareholder hereunder and (C) any Transfer of up to five percent (5%) of the outstanding Clover Common Stock following the Clover Stockholders Meeting.

(c)   Information for Registration Statement Shareholder consents to Moon publishing and disclosing in any filing required under applicable Law, including the filings contemplated by the Merger Agreement, Shareholder’s identity and ownership of Clover Common Stock and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement; provided that Moon shall have consulted with Shareholder with respect to such disclosure prior to making such disclosure.

2.   Representations and Warranties of Shareholder Shareholder hereby represents and warrants to Moon as follows:

(a)   Authority Shareholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Shareholder and, assuming due and valid authorization, execution and delivery hereof by Moon, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)   Consents and Approvals; No Violations Other than filings under the Exchange Act, and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay the performance by Shareholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by Shareholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Shareholder from, any Governmental Entity or any other Person or entity, in connection with the execution and delivery of this Agreement by Shareholder. The execution, delivery and performance of this Agreement by Shareholder does not, and the consummation by Shareholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice or the passage of time or both) under any contract, agreement, arrangement or commitment to which Shareholder is a party or which is binding on it or its assets and will not result in the creation of any Lien on any of the assets or properties of Shareholder (other than the Shareholder Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent the performance by Shareholder of any of its obligations under this Agreement.

(c)   Ownership of Shareholder Shares As of the date of this Agreement, Shareholder beneficially owns all of the Existing Shares, free and clear of any proxy or voting restriction (other than restrictions under this Agreement). Without limiting the foregoing, as of the date hereof, except for restrictions in favor of Moon pursuant to this Agreement, a (i) Shareholder has sole voting power and sole power of disposition with respect to all Existing Shares, with no restrictions on Shareholder’s rights of voting or disposition pertaining thereto (except as provided in this Section 2(c)) and (ii) no person other than Shareholder has any right to direct or approve the voting or disposition of any Existing Shares. The Existing Shares constitute all of the shares of Clover Common Stock owned of record or beneficially by Shareholder as of the date hereof.

(d)   Brokers No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by Moon or Clover or any of their respective Subsidiaries in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of Shareholder.

3.   Termination This Agreement shall terminate, and no party hereunder will have any further obligation to the other parties hereto upon and following such termination, on the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) the execution of any written instrument applicable to the Merger Agreement which amends, modifies or changes (i) the definition of

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“Exchange Ratio” or (ii) Article II (The Merger), Article III (Conversion of Shares), Article VIII (Conditions to the Merger), or Article IX (Termination) thereof, or any defined term used in such Sections or Articles, in each case, for purposes of this clause (c), solely if any such written instrument would reasonably be expected to be adverse to Shareholder (any of the foregoing, a “Material Amendment”) and has been executed without the prior written consent of Shareholder. Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any breach of this Agreement occurring prior to such termination and (ii) the provisions of this Section 4 and Section 5 of this Agreement shall survive any termination of this Agreement.

4.   Miscellaneous

(a)   Fiduciary Duties The Shareholder is entering into this Agreement solely in its capacity as the record or beneficial owner of the Shareholder Shares and nothing herein is intended to or shall limit or affect any actions taken by any of the Shareholder’s designees serving in his or her capacity as a director of Clover (or a Subsidiary of Clover). The taking of any actions (or failures to act) by the Shareholder’s designees serving as a director of Clover (or a Subsidiary of Clover) shall not be deemed to constitute a breach of this Agreement.

(b)   Expenses All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(c)   Further Assurances From time to time, at the request of Moon, and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(d)   Entire Agreement; No Third Party Beneficiaries This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights hereunder.

(e)   Assignment; Binding Effect Except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5(g) shall be null and void.

(f)   Amendments; Waiver This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(g)   Severability If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(h)   Counterparts This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(i)   Descriptive Headings Headings of sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

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(j)   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams

if to Shareholder, to:

c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, New York 10019
Attention:	Peter Stavros

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Jennifer Perkins, P.C.
Ravi Agarwal

or to such other address or facsimile number as the parties hereto may from time to time designate in writing.

(k)   Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(l)   Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(ii)   Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall

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not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement to the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 4(j). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(iii)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(l).

(iv)   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

(m)   No Ownership Interest All rights and ownership of and relating to the Shareholder Shares shall remain vested in and belong to Shareholder and its Subsidiaries, and Moon will not have any authority to exercise any power or authority to direct Shareholder in the voting of any Shareholder Shares, except as otherwise specifically provided herein.

(n)   Definitions Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

INGERSOLL-RAND PLC

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

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KKR RENAISSANCE AGGREGATOR L.P.
By:	KKR RENAISSANCE AGGREGATOR GP LLC

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

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ANNEX B

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

DATED AS OF APRIL 30, 2019

by and between

INGERSOLL-RAND PLC

and

INGERSOLL-RAND U.S. HOLDCO, INC.

B-i

EXHIBITS

A	Form of Transition Services Agreement
B	Form of Tax Matters Agreement
C	Form of Employee Matters Agreement
D	Form of Real Estate Matters Agreement
E	Form of Intellectual Property Matters Agreement
F	Form of Trademark License Agreement

SCHEDULES

Schedule 1.1(59)	PFS Group
Schedule 2.1(a)	Plan of Reorganization
Schedule 2.2(a)(i)	SpinCo Assets
Schedule 2.2(a)(ii)	SpinCo Group
Schedule 2.2(a)(ix)	Excluded items on SpinCo Sites
Schedule 2.2(b)(i)	Excluded Assets
Schedule 2.3(b)(i)	Excluded Liabilities
Schedule 2.6(b)(iv)	Intercompany Contracts which are not being terminated
Schedule 2.8(a)(i)	Closing Working Capital
Schedule 2.13	IT Matters
Schedule 6.9(a)(ii)	Guarantees

B-ii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of April 30, 2019 (this “Agreement”), is by and between Ingersoll-Rand plc, a public limited company incorporated in Ireland (“Moon”), and Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (“SpinCo”). Certain terms used in this Agreement are defined in Section 1.1.

W I T N E S S E T H:

WHEREAS, Moon, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, SpinCo is a newly formed, wholly owned Subsidiary of Moon;

WHEREAS, Moon intends to separate the SpinCo Business from the Moon Business and to cause the SpinCo Assets to be transferred to SpinCo and other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Moon will either (a) cause the holders of the outstanding ordinary shares, $1.00 par value, of Moon (the “Moon Ordinary Shares”) as of the close of business on the Record Date to receive on a pro rata basis for no consideration all of the issued and outstanding shares of common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) in accordance with a distribution ratio to be determined by the Board of Directors of Moon or a committee thereof (the “One-Step Spin-Off”) or (b) consummate an offer to exchange shares of SpinCo Common Stock for outstanding shares of Moon Ordinary Shares (the “Exchange Offer”) (followed by a Clean-Up Spin-Off) (in each case, the “Distribution”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Moon, SpinCo, Gardner Denver Holdings, Inc., a Delaware corporation (“Clover”), and Charm Merger Sub Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of Clover (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo (the “Merger”) and all shares of SpinCo Common Stock will be converted into the right to receive common stock, $0.01 par value, of Clover, (“Clover Common Stock”) upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of Moon, or a duly authorized committee thereof, and the Board of Directors of SpinCo have approved the Reorganization, the Distribution, the Merger Agreement and the Merger;

WHEREAS, for U.S. federal income tax purposes, (i) the Contribution and Distribution are intended to qualify as tax-free under Sections 368(a), 361 and 355 of the Code; (ii) each of the transactions described on Schedule 7.3(b) of the Merger Agreement are intended to qualify either as a “distribution” under Section 355 of the Code or as a “reorganization” under Sections 368(a), 361 and 355 of the Code; and (iii) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code; and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization, the Distribution and the ongoing relationship of Moon, SpinCo and their respective Subsidiaries.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

(1)   “Accounting Principles” means GAAP, applied using the same accounting principles and standards, methods, policies, practices, procedures, classifications and estimation methodologies used by

SpinCo in preparing the Audited Financial Statements, and modified with respect to the calculation of Closing Working Capital, by any change in such principles, methods, policies, practices, procedures, classifications and estimation methodologies that are used by SpinCo in the preparation of the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i) (including with respect to the categories of Assets which are classified as “Current Assets” and categories of Liabilities which are classified as “Current Liabilities” which shall be as set forth therein). In the event of any conflict between GAAP and this Agreement (except, solely with respect the calculation of Closing Working Capital, the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i)), including the defined terms herein, GAAP shall apply. For the avoidance of doubt, past methods, policies, practices, procedures, classifications and estimation methodologies shall not include errors, unreconciled accounts or misuse of facts.

(2)   “Action” means any claim, action, suit, arbitration, investigation or other Proceeding, in each case, by any Person or Governmental Authority before any Governmental Authority.

(3)   “Adversarial Action” means (i) an Action by a member of the Moon Group, on the one hand, against a member of the SpinCo Group or the Clover Group, on the other hand, or (ii) an Action by a member of the SpinCo Group or the Clover Group, on the one hand, against a member of the Moon Group, on the other hand.

(4)   “Affiliate” means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, for purposes of this Agreement, the other Transaction Documents and the Merger Agreement, no member of the SpinCo Group shall be deemed to be an Affiliate of any member of the Moon Group, and no member of the Moon Group shall be deemed to be an Affiliate of any member of the SpinCo Group, from and after the Distribution Time.

(5)   “Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations, information or reports to be submitted to, or other filings or consultations to be made with, any third Person, including employee representatives, unions, works councils, health and safety committees, or any Governmental Authority.

(6)   “Asbestos Liabilities” means all Liabilities to the extent relating to, arising out of or resulting from the actual or alleged exposure of any Person to asbestos in any form, including all Liabilities to the extent relating to, arising out of or resulting from any Action brought by (or on behalf of) such Person in respect of such Liabilities.

(7)   “Assets” means any and all assets, properties, claims and rights (including goodwill), wherever located (including in the possession of vendors or other third Persons or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected, or required to be recorded or reflected, on the books and records or financial statements of the applicable Person, including the following:

(a)   all Information, cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data and drawings, correspondence and lists, product data and literature, artwork, design, development, manufacturing and business process files and data, formulations and specifications, quality records and reports and accounting and other books, records, studies, surveys, reports, plans, documents, advertising and promotional materials, and other printed or written materials; artwork; design; development, manufacturing and quality control records, procedures and files; vendor and customer drawings, formulations and specifications; quality records and reports and other books, records, ledgers, files, documents, plats, photographs, studies, surveys, reports, plans and documents, operating, production and other manuals, corporate minute books and related stock records, financial records, separate entity Tax Returns and associated Tax records of

SpinCo and its Subsidiaries (including of any entity that is treated as a predecessor of SpinCo or any of its Subsidiaries for U.S. federal income tax purposes), and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form (“Books and Records”);

(b)   all apparatus, computers and other electronic data processing and communications equipment, telecommunications equipment and data, electronic storage equipment, fixtures, machinery, marketing and transportation systems and related facilities, equipment, furniture, office equipment, automobiles, trucks, vessels, motor vehicles and other transportation equipment, tools, apparatus, cables, test devices, prototypes and models and other tangible personal property of any kind;

(c)   all inventories of materials, parts, raw materials, components, supplies, work-in-process, goods in transit, consigned goods and finished goods and products;

(d)   all interests in real property of whatever nature, including easements, whether as owner, mortgagee or holder of a Lien in real property, lessor, sublessor, lessee, sublessee or otherwise;

(e)   (i) all interests in any capital stock or other equity or ownership interests of any Subsidiary or any other Person, (ii) all bonds, notes, debentures, puts, call, straddles, options or other securities issued by any Subsidiary or any other Person, (iii) all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and (iv) all other investments in securities of any Person;

(f)   all rights under Contracts, distribution and supplier arrangements, sale and purchase agreements, joint operating agreements, unfilled orders for the manufacture and sale of products and all other Contracts and business arrangements, license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services and other Contracts, all claims or rights against any Person, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(g)   all deposits, prepaid expenses, letters of credit and performance and surety bonds;

(h)   all written (including in electronic form) technical information, data, specifications, research and development information, engineering drawings and specifications, operating and maintenance manuals, and materials and analyses prepared by consultants and other third Persons;

(i)   all Intellectual Property Rights and all physical and tangible materials embodying same;

(j)   all IT Assets;

(k)   all prepaid expenses, trade accounts and other accounts and notes receivable (whether current or non- current);

(l)   all interests, rights to causes of action, lawsuits, judgments, claims, counterclaims, rights under express or implied warranties, rights of recovery and rights of setoff of any kind, demands and benefits of any Person, including all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers, causes of action or similar rights, whether accrued or contingent;

(m)   all licenses, Permits, approvals and authorizations which have been issued by any Governmental Authority or other third Person;

(n)   all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; and

(o)   all interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

(8)   “Audited Financial Statements” has the meaning set forth in the Merger Agreement.

(9)   “Business Day” has the meaning set forth in the Merger Agreement.

(10)   “Closing” has the meaning set forth in the Merger Agreement.

(11)   “Clover Group” means Clover and each Person that is a direct or indirect Subsidiary of Clover.

(12)   “Club Car” means the Club Car strategic business unit of Ingersoll Rand that today is in the business of manufacturing, production, assembly, sale, offering and service of golf, utility and consumer low-speed vehicles, brakes related to the foregoing, and related parts and service offerings.

(13)   “Code” means the Internal Revenue Code of 1986, as amended.

(14)   “Contract” means any written or oral legally binding contract, agreement, understanding, arrangement, subcontract, loan or credit agreement, note, bond, indenture, mortgage, purchase order, insurance policy, benefit plan, deed of trust, lease, sublease, franchise, permit, authorization, license, instrument, binding commitment, obligation or other undertaking.

(15)   “Contribution” means the transfer of the SpinCo Assets and SpinCo Liabilities to SpinCo pursuant to the Reorganization.

(16)   “CTS” means the Compression Technology and Services strategic business unit of Ingersoll Rand that today is in the business of manufacturing, production, assembly, sale, offering and service of air compressors (including reciprocating air compressors, oil-flooded rotary air compressors, oil-free compressors, oil-free rotary compressors and centrifugal compressors), air compressor dryers, air compressor filters, controls and automation, the Ingersoll Rand integrated compression/OEM solutions business, low pressure blowers and machining and testing, and related parts and accessories (including those related to condensate management, filtration solutions, installation solutions, lubricants and power management), which services include maintenance plans, rentals services, performance services, remanufacturing, installations and product training, machining services, testing services and other service offerings.

(17)   “Disclosure Documents” means (a) any registration statement to be filed by SpinCo with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, and (b) if the Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated hereby.

(18)   “Distribution Agent” means Computershare Shareholder Services.

(19)   “Distribution Date” means the date on which Moon distributes all of the issued and outstanding shares of SpinCo Common Stock to the holders of Moon Ordinary Shares.

(20)   “Distribution Time” means the time at which the Distribution occurs on the Distribution Date, which shall be deemed to be 12:01 a.m., New York City time.

(21)   “Effective Time” has the meaning set forth in the Merger Agreement.

(22)   “Employee Matters Agreement” means the Employee Matters Agreement in the form attached hereto as Exhibit C, entered into by and among Clover, Moon and SpinCo on or immediately prior to the Closing Date.

(23)   “Environmental Condition” means the presence of Hazardous Materials in the environment, including soil, groundwater, surface water, ambient air or indoor air.

(24)   “Environmental Law” means any and all applicable Laws, including the common law, relating to the protection of the environment, natural resources or human health and safety (to the extent related to exposure to harmful or deleterious substances).

(25)   “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time that reference is made.

(26)   “Excluded SpinCo Records” means (a) any and all Tax Returns and associated Tax records of SpinCo and its Subsidiaries other than separate entity Tax Returns and associated Tax records of SpinCo and its Subsidiaries, including, for the avoidance of doubt, any Tax Returns filed on an affiliated, consolidated, combined, unitary, fiscal unity or other group basis with any member of the Moon Group and associated

Tax records; (b) any personnel records that do not constitute Benefit Management Records (as defined in the Employee Matters Agreement); (c) any Books and Records not related in any material respect to the SpinCo Business (it being understood that to the extent that such Books and Records relate in part to the SpinCo Business, SpinCo shall be provided access to redacted copies of such records showing only the information that relates to the SpinCo Business); (d) any Books and Records the transfer of which is prohibited by applicable Law; and (e) any Books and Records (including any minutes or summaries of executive meetings and strategy papers) relating to the transactions contemplated by this Agreement, the Merger Agreement or the other Transaction Documents or any alternatives to such transactions considered by Moon.

(27)   “Fluid Management” means the Fluid Management portion of FMT that today is in the business of manufacturing, production, assembly, sale, offering and service of diaphragm pumps, piston pumps and packages, filters regulators, lubricators, lubrication equipment, pneumatic valves and cylinders, other products sold under the   “Aro” brand, and related parts and accessories and service offerings.

(28)   “FMT” means the Fluid Management, Material Handling and Power Tools strategic business unit of Ingersoll Rand.

(29)   “Former SpinCo Employees” has the meaning set forth in the Employee Matters Agreement.

(30)   “GAAP” means generally accepted accounting principles in the United States.

(31)   “Governmental Authority” means any federal, state, local, foreign or supranational government, any entity exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government, and any arbitral body or tribunal of competent jurisdiction.

(32)   “Group” means the Moon Group or the SpinCo Group, as the context requires.

(33)   “Hazardous Materials” means (a) any substance that is listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, toxic mold, radioactive material or radon; and (c) any other substance or waste which may be the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

(34)   “Headquarters Lease” has the meaning set forth in the Merger Agreement.

(35)   “Information” means information, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, accountant’s work papers, contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys and accountants or under their direction (including attorney work product), and all other technical, financial, employee or business information or data.

(36)   “Insurance Policies” means insurance policies and insurance Contracts of any kind, including primary, excess and umbrella policies, comprehensive general liability policies, director and officer liability, fiduciary liability, automobile, aircraft, property and casualty, workers’ compensation and employee dishonesty insurance policies, bonds and self-insurance and captive insurance company arrangements, together with the rights, benefits and privileges thereunder.

(37)   “Insurance Proceeds” means those monies (a) received by an insured from an insurance carrier, (b) paid by an insurance carrier on behalf of the insured or (c) received (including by way of setoff) from any third Person in the nature of insurance, contribution or indemnification in respect of any Liability; in any such case net of any applicable premium adjustments (including reserves and retrospectively-rated premium adjustments) and net of any costs or expenses, including Taxes, incurred in connection with the receipt thereof.

(38)   “Intellectual Property Matters Agreement” means the Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit E, entered into or to be entered into by and among Moon and SpinCo on or immediately prior to the Distribution Date.

(39)   “Intellectual Property Rights” has the meaning set forth in the Intellectual Property Matters Agreement.

(40)   “Interim Financial Period” has the meaning set forth in the Merger Agreement.

(41)   “Interim Financial Statements” has the meaning set forth in the Merger Agreement.

(42)   “IT Assets” has the meaning set forth in the Merger Agreement.

(43)   “Law” means, with respect to any Person, any United States or foreign federal, state or local law, constitution, treaty, convention, ordinance, code, rule, regulation, statute, order, executive order, writ, injunction, judgment, decree, ruling, award or other similar requirement enacted, issued, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person.

(44)   “Liabilities” means any and all debts, guarantees, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, reserved or unreserved, or determined or determinable, and whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of the applicable Person, including those arising under any Law, claim, demand, Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority and those arising under any Contract, release or warranty, or any fines, damages or equitable relief which may be imposed.

(45)   “Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, adverse ownership interest or other lien of any kind.

(46)   “Material Handling” means the Material Handling portion of FMT that today is in the business of manufacturing, production, assembly, sale, offering and service of hoists, winches, tuggers, BOP handling systems, balancers, handling devices/end effectors, support structures, custom lifting solutions, ergonomic custom solutions, service solutions, and related parts and accessories and service offerings.

(47)   “Minimum Cash Amount” means $25,000,000.

(48)   “Moon Business” means the businesses and operations conducted prior to the Distribution Time by any member of the Moon Group that are not included in the SpinCo Business.

(49)   “Moon Group” means Moon and each Person (other than any member of the SpinCo Group) that is a direct or indirect Subsidiary of Moon immediately after the Distribution Time, and each Person that becomes a Subsidiary of Moon after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Plan of Reorganization).

(50)   “Moon IP” has the meaning set forth in the Intellectual Property Matters Agreement.

(51)   “Moon LuxCo” means Ingersoll-Rand Lux International Co. S.à r.l., a Luxembourg société à responsibilité limitée.

(52)   “Moon Trademarks” has the meaning set forth in the Intellectual Property Matters Agreement.

(53)   “Party” means Moon or SpinCo, as appropriate, and “Parties” means Moon and SpinCo.

(54)   “Permits” has the meaning set forth in the Merger Agreement.

(55)   “Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

(56)   “PFS Acquisition” means the acquisition of the PFS Business contemplated by the PFS Acquisition Agreement.

(57)   “PFS Acquisition Agreement” means the Securities Purchase Agreement dated as of Feburary 6, 2019, by and among Silver II GP Holdings S.C.A., Accudyne Industries Acquisition S.à.r.l., Sundyne, LLC and Moon.

(58)   “PFS Business” has the meaning set forth in the PFS Acquisition Agreement.

(59)   “PFS Group” means each of the legal entities listed on Schedule 1.1(59).

(60)   “Power Tools” means the Power Tools portion of FMT that today is in the business of manufacturing, production, assembly, sale, offering and service of cordless tools, pneumatic tools, impact wrenches, ratchets, grinders, sanders, polishers and buffers, cutting tools, needle and chisel scalers, drills, hammers, construction tools, torque multipliers, DC electric fastening systems, cordless precision fasteners, pulse tools, screwdrivers, nutrunners, riveters, calibration equipment, drills, engine starting systems (including engine barring motors and air starters) and air motors, and related parts and accessories and service offerings.

(61)   “Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

(62)   “Real Estate Matters Agreement” means the Real Estate Matters Agreement, in substantially the form attached hereto as Exhibit D, entered into or to be entered into by and between Moon and SpinCo on or prior to the Distribution Date.

(63)   “Record Date” means the close of business on the date determined by the Board of Directors of Moon (or a committee thereof) as the record date for the Distribution, to the extent the Distribution is effected through a One-Step Spin-Off, or in connection with a Clean-Up Spin-Off.

(64)   “Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or within any building or facility.

(65)   “Reorganization” means the transfer of the SpinCo Assets that are not already owned by members of the SpinCo Group to members of the SpinCo Group and the assumption of the SpinCo Liabilities that are not already owned by members of the SpinCo Group by members of the SpinCo Group, and the transfer of Excluded Assets that are not already owned by members of the Moon Group to members of the Moon Group and the assumption of the Excluded Liabilities that are not already owned by members of the Moon Group by the Moon Group, all as more fully described in this Agreement and the other Transaction Documents and including the steps set forth in the Plan of Reorganization.

(66)   “SEC” means the United States Securities and Exchange Commission.

(67)   “Service Provider” means, with respect to any Person, any current, former or future employee, officer, consultant, independent contractor or director of such Person.

(68)   “Shared Assets” means the Assets identified on Schedule 2.7(a).

(69)   “Shared Contracts” means all contracts, commitments and other agreements to which Moon or any of its Subsidiaries is a party as of immediately prior to the Distribution Time that relate both to the SpinCo Business and the Moon Business (other than (i) Intercompany Obligations and (ii) any Contracts with respect to Intellectual Property Rights or IT Assets that are the subject of Transition Services under the Transition Services Agreement, which shall be treated as set forth therein).

(70)   “Specified Asbestos Liabilities” means Asbestos Liabilities of any member of the Moon Group, whether such claim is made before or after the Distribution Time, in each case to the extent relating to, arising out of or resulting from Club Car, Material Handling, Power Tools or the PFS Business (in each case, including former products or business lines of similar application or end use made, sold or serviced by any such business, or former locations of any such business that made, sold or serviced such products or business lines).

(71)   “SpinCo Balance Sheet” means the balance sheet as of December 31, 2018 included in the SpinCo Financial Statements (as defined in the Merger Agreement).

(72)   “SpinCo Business” means the business conducted by the Industrial segment of Moon as such business is conducted as of the date hereof and will be conducted in accordance with the Merger Agreement immediately prior to the Distribution Time, including, if the PFS Acquisition has been consummated prior to the Distribution Time, as conducted after giving effect to the PFS Acquisition.

(73)   “SpinCo Business Records” means Books and Records of Moon and its Subsidiaries as of immediately prior to the Distribution Time, excluding Excluded SpinCo Records.

(74)   “SpinCo Contracts” means the following Contracts to which Moon or any of its Subsidiaries is a party or by which Moon or any of its Subsidiaries or any of their respective Assets is bound, in each case, as of immediately prior to the Distribution Time (except for any such Contract or part thereof that is expressly contemplated to be retained by or transferred to Moon or any member of the Moon Group pursuant to any provision of this Agreement or any other Transaction Document):

(a)   any Contract that is primarily related to the SpinCo Business;

(b)   any Contract or part thereof that is otherwise expressly contemplated pursuant to this Agreement (including Shared Contracts, subject to Section 2.7) or any of the other Transaction Documents to be assigned to SpinCo or any member of the SpinCo Group; and

(c)   the PFS Acquisition Agreement and any other Transaction Document (as defined in the PFS Acquisition Agreement).

(75)   “SpinCo Group” means SpinCo, those Persons set forth on Schedule 2.2(a)(ii), if the PFS Acquisition is consummated prior to the Distribution Time, each member of the PFS Group, each Subsidiary of SpinCo immediately after the Distribution Time and each other Person that becomes a Subsidiary of SpinCo after the Distribution Time (including as a result of transactions that occur following the Distribution Time in accordance with the Plan of Reorganization); provided that Schedule 2.2(a)(ii) may be updated in accordance with the Plan of Reorganization to add or remove Persons on such schedule.

(76)   “SpinCo Indebtedness” means, without duplication, and including the principal of and any accrued and unpaid interest and accrued and unpaid commitment fees thereon, premiums, penalties, costs payable in connection with payment or prepayment (including any breakage costs, prepayment or early termination penalties, foreign currency charges or conversion expenses), fees or other amounts owing in respect of the aggregate amount outstanding as of immediately prior to the Distribution Time with respect to any of the following of any member of the SpinCo Group: (a) obligations for borrowed money; (b) obligations evidenced by bonds, debentures, notes, debt securities or other similar instruments, (c) obligations under any letters of credit, performance bonds, surety bonds, bankers acceptances or similar instruments to the extent drawn and not reimbursed (reduced by any SpinCo Cash held as collateral in respect thereof), (d) obligations under leases which have been, or should be in accordance with GAAP, capitalized leases, (e) obligations pursuant to, or under, any interest rate, currency, commodity or other swap, collar, cap, derivative or other hedging or similar agreements or arrangements, (f) obligations for the deferred purchase price of property, goods, assets or services or for earn-outs or similar obligations (calculated at the full amount of payments outstanding), (g) accrued severance obligations with respect to Former SpinCo Employees and (h) guaranties of any obligations of the types described in the preceding clauses (a) through (g), inclusive, of any other Person. For the avoidance of doubt, the term “SpinCo Indebtedness” shall not include (A) any amounts available under any debt instrument to the extent undrawn or uncalled, (B) any Liabilities to the extent such items are included in the calculation of Closing Working Capital, (C) any indebtedness between wholly-owned members of the SpinCo Group, or (D) Total SpinCo Debt.

(77)   “SpinCo IP” has the meaning set forth in the Intellectual Property Matters Agreement.

(78)   “Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such Person, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote or direct the vote of, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

(79)   “Supply Agreements” has the meaning set forth in the Merger Agreement.

(80)   “Tax” has the meaning set forth in the Tax Matters Agreement.

(81)   “Tax Matters Agreement” means the Tax Matters Agreement, in substantially the form attached hereto as Exhibit B, entered into or to be entered into by and between Clover, Moon and SpinCo on or prior to the Distribution Date.

(82)   “Tax Return” has the meaning set forth in the Tax Matters Agreement.

(83)   “Tender Agreement” has the meaning set forth in the Merger Agreement.

(84)   “Total SpinCo Debt” means, collectively, any debt incurred by SpinCo or any of its Subsidiaries to finance the SpinCo Payment.

(85)   “Trademark License Agreement” means the Trademark License Agreement in substantially the form attached hereto as Exhibit E, entered into or to be entered into by and among Moon and SpinCo on or immediately prior to the Distribution Date.

(86)   “Trademarks” has the meaning set forth in the Intellectual Property Matters Agreement.

(87)   “Transaction Documents” means this Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, the Tender Agreement, the Supply Agreements, the Headquarters Lease and the Transfer Documents, in each case including all annexes, exhibits, schedules, attachments and appendices thereto.

(88)   “Transfer Documents” means the Pre-Distribution Transfer Documents, the Post-Distribution Moon Transfer Documents and the Post-Distribution SpinCo Transfer Documents.

(89)   “Transition Services Agreement” means the Transition Services Agreement in substantially the form attached hereto as Exhibit A, entered into or to be entered into by and between Moon and SpinCo on or immediately prior to the Distribution Date.

(90)   “Transition Services” has the meaning set forth in the Transition Services Agreement.

Section 1.2   Other Terms. For purposes of this Agreement, the following terms have the meanings set forth in the sections indicated:

Definition	Section
Adjustment Amount	2.8(a)(i)
Agreement	Preamble
Appointed Representative	8.1(a)
Arbitration Act	8.1
Chosen Courts	9.2(b)
Clean-Up Spin-Off	3.3(c)
Closing Statement	2.8(c)(i)
Closing Working Capital	2.8(a)(i)
Clover	Recitals
Clover Common Stock	Recitals
Counsel	4.8(e)
Dispute	8.1
Disputed Items	2.8(d)(ii)
Distribution	Recitals
Estimated Adjustment Amount	2.8(c)(i)
Estimated Closing Statement	2.8(c)(i)
Exchange Offer	Recitals
Excluded Asbestos Liabilities	2.3(b)(v)
Excluded Assets	2.2(b)
Excluded Liabilities	2.3(b)
Existing Moon Counsel	4.8(a)
Final Adjustment Amount	2.8(e)
General SpinCo Business Information	4.8(b)
Guarantee Release	6.9(b)
Hedging Contracts	2.15
Hedging Transactions	2.15
Indemnified Party	6.5(a)

Definition	Section
Indemnifying Party	6.5(a)
Indemnity Payment	6.5(a)
Intercompany Obligations	2.8(a)
linked	2.9(a)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Mixed Action	6.10(d)
Moon	Preamble
Moon Accounts	2.9(a)
Moon Confidential Information	7.2(b)
Moon Controlled Actions	6.10(b)
Moon Counsel	4.8(a)
Moon Indemnification Obligations	6.2
Moon Indemnified Parties	6.1
Moon Ordinary Shares	Recitals
Moon Released Persons	5.1(a)
Notice of Objection	2.8(d)(i)
One-Step Spin-Off	Recitals
Permitted Amendment	2.1(c)
Plan of Reorganization	2.1(a)
Post-Closing Claims	7.3(b)
Post-Distribution Moon Transfer Documents	2.5(b)
Post-Distribution SpinCo Transfer Documents	2.4(b)
Pre-Closing Occurrence-Based Policies	2.2(a)(vii)
Pre-Distribution Transfer Documents	2.1(c)
Preliminary Working Capital Statement	2.8(b)(i)
Reimbursable Expense	7.4(a)
Reorganization Amendment	2.1(c)
Representatives	7.2(a)
Resolution Period	2.8(d)(ii)
Separation Expenses	7.4(a)
Separation Agreement Disputes	8.1(b)
Separate Action	6.10(c)
Solvency Opinion	3.2(c)
SpinCo	Preamble
SpinCo Accounts	2.9(a)
SpinCo Assets	2.2(a)
SpinCo Borrower	3.1(b)
SpinCo Cash	2.8(a)(iii)
SpinCo Cash Amount	2.8(a)(iii)
SpinCo Common Stock	Recitals
SpinCo Confidential Information	7.2(a)
SpinCo Controlled Actions	6.10(a)
SpinCo Counsel	4.8(a)
SpinCo Debt	3.1(b)
SpinCo Indemnification Obligations	6.1
SpinCo Indemnified Parties	6.2
SpinCo Liabilities	2.3(a)
SpinCo Payment	3.1(c)

Definition	Section
SpinCo Released Persons	5.1(b)
SpinCo Site	2.2(a)(ix)
Target Working Capital	2.8(b)(ii)(B)
Third-Party Claim	6.5(a)
Unaffiliated Accounting Firm	2.8(d)(iii)
Working Capital	2.8(a)(i)

ARTICLE II

THE REORGANIZATION

Section 2.1   Transfer of Assets and Assumption of Liabilities Prior to the Distribution.

(a)   In accordance with the plan and structure set forth on Schedule 2.1(a) (such plan and structure, as it may be revised in accordance with Section 2.1(d), being referred to herein as the “Plan of Reorganization”) and to the extent not previously effected pursuant to the steps of the Plan of Reorganization that have been completed prior to the date of this Agreement, prior to the Distribution Time:

(i)   SpinCo Assets. Moon shall, and shall cause its applicable Subsidiaries to, assign, transfer, convey and deliver to SpinCo or one or more of SpinCo’s Subsidiaries designated by SpinCo, and SpinCo or such Subsidiaries shall accept from Moon and Moon’s applicable Subsidiaries, all of Moon’s and such Subsidiaries’ respective direct or indirect right, title and interest in and to all SpinCo Assets (in the case of the Moon Trademarks and all other SpinCo IP, subject to, and in accordance with, the terms and conditions of the Intellectual Property Matters Agreement and Trademark License Agreement);

(ii)   SpinCo Liabilities. SpinCo and/or one or more of its Subsidiaries designated by SpinCo shall accept, assume and agree faithfully to perform, discharge and fulfill the SpinCo Liabilities in accordance with their respective terms (and, for the avoidance of doubt, shall not assume the Excluded Liabilities). SpinCo and such Subsidiaries shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided, however, that nothing contained herein shall preclude or inhibit SpinCo from asserting against third parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement;

(iii)   Excluded Assets. Moon shall cause the members of the SpinCo Group to assign, transfer, convey and deliver to Moon or one or more of its other Subsidiaries designated by Moon (other than any member of the SpinCo Group), and Moon or such other Subsidiaries shall accept from such applicable members of the SpinCo Group, such applicable Person’s respective direct or indirect right, title and interest in and to any Excluded Assets; and

(iv)   Excluded Liabilities. Moon and/or its Subsidiaries designated by Moon (other than any member of the SpinCo Group) shall accept and assume from the members of the SpinCo Group and agree faithfully to perform, discharge and fulfill the Excluded Liabilities of such Persons, and Moon and/or its applicable Subsidiaries shall be responsible for all Excluded Liabilities, regardless of when or where such Excluded Liabilities arose or arise, or the legal entity that incurred or holds the Excluded Liability (provided, however, that nothing contained herein shall preclude or inhibit Moon from asserting against third parties any defenses available to the legal entity that incurred or holds such Excluded Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such Excluded Liabilities are asserted or determined or whether asserted or determined prior to the date of this Agreement.

(b)   In furtherance of the assignment, transfer, conveyance and delivery of the SpinCo Assets and the assumption of the SpinCo Liabilities in accordance with Section 2.1(a)(i) and Section 2.1(a)(ii), on the date that such SpinCo Assets are assigned, transferred, conveyed or delivered or such SpinCo Liabilities are assumed, and except with respect to matters addressed by the Intellectual Property Matters Agreement: (i) Moon shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of Moon’s and its Subsidiaries’ (other than the members of the SpinCo Group) right, title and interest in and to such SpinCo Assets and (ii) SpinCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the SpinCo Liabilities by SpinCo and its Subsidiaries.

(c)   In furtherance of the assignment, transfer, conveyance and delivery of the Excluded Assets and the assumption of the Excluded Liabilities in accordance with Section 2.1(a)(iii) and Section 2.1(a)(iv), on the date that such Excluded Assets are assigned, transferred, conveyed or delivered or such Excluded Liabilities are assumed, (i) SpinCo shall execute and deliver, and shall cause the members of the SpinCo Group to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of SpinCo’s and such Person’s right, title and interest in and to such Excluded Assets and (ii) Moon shall execute and deliver, and shall cause its Subsidiaries (other than the members of the SpinCo Group) to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the Excluded Liabilities by Moon and its Subsidiaries. All of the foregoing documents contemplated by Section 2.1(b) and this Section 2.1(c) shall be referred to collectively herein as the “Pre-Distribution Transfer Documents.”

(d)   Without limiting any other provision hereof, in connection with the reorganization contemplated by Section 2.1(a), each of Moon and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Plan of Reorganization (whether prior to, at or after the Distribution Time). Prior to the Distribution Time, Moon shall be permitted to update, modify or supplement the then-current Plan of Reorganization (including by making conforming amendments to Schedule 2.1(a)) if such update, modification or supplement (which, for the avoidance of doubt, would include any additional step or additional description of a step currently included on the Plan of Reorganization) (i) is consistent in all respects with the allocation of SpinCo Assets, SpinCo Liabilities, Excluded Assets and Excluded Liabilities in accordance with the definitions of such terms and otherwise consistent in all respects with allocations of assets and liabilities in the other Transaction Documents, (ii) would not reasonably be expected to delay the Distribution Date by more than sixty (60) days past the then-expected Distribution Date and, in any event, not beyond the Outside Date (as defined the Merger Agreement), (iii) in the case of any update, modification or supplement with respect to SpinCo Assets and SpinCo Liabilities (whether in corporate form or otherwise) that are already specifically reflected in the Plan of Reorganization at the time of such proposed further update, modification, or supplement, would not reasonably be expected to result in a material incremental Liability (other than any Asbestos Liability) (including, for the avoidance of doubt, Tax Liability) to SpinCo or any of its Subsidiaries unless and only to the extent such incremental Liability is expressly subject to reimbursement or indemnification by Moon pursuant to this Agreement or any other Transaction Document or is offset by savings otherwise obtained pursuant to any update, modification or supplement to the Plan of Reorganization, (iv) would not reasonably be expected (in light of the terms of this Agreement and the other Transaction Documents) to impede the operations of or otherwise adversely affect the SpinCo Business in any respect material to the SpinCo Business and (v) would not restrict the disposition of any of the businesses listed on Schedule I of the Tax Matters Agreement (any update, modification or supplement described in this sentence, a “Permitted Reorganization Amendment”). Moon shall regularly consult in good faith with Clover in the course of the further development of the Plan of Reorganization, provide any information reasonably requested by Clover related thereto, and consider in good faith comments from Clover in respect of such further development of the Plan of Reorganization. At such time as Moon notifies Clover in writing that it proposes to make an amendment to the Plan of Reorganization, Moon shall consider in good faith any further comments from Clover, but the determination as to whether a proposed amendment constitutes a Permitted Reorganization Amendment shall ultimately be reasonably determined in good faith by Moon. Other than any Permitted Reorganization Amendment (and subject to compliance with the notification and consultation obligations described in the preceding two sentences) no update, modification or supplement to the then-current Plan of Reorganization may be made by Moon without the prior written consent of Clover (such consent not to be unreasonably withheld, delayed or conditioned). In addition, and notwithstanding anything to the contrary contained herein, Moon hereby acknowledges that it intends to seek a ruling with respect to Steps 11A through 11C (“Alternative A”) of the Plan of Reorganization. In connection therewith, Moon shall keep Clover reasonably informed regarding the filing of any ruling request and discussions relating thereto, shall notify Clover of any representations made in such ruling request that would be binding on the SpinCo Group if the ruling is obtained, and shall notify Clover if the ruling is obtained. If it is determined that a ruling cannot be obtained or it is no longer desirable to obtain such ruling, Moon shall implement Steps 12A through 12D (“Alternative B”) of the Plan of Reorganization, unless Moon determines to pursue another alternative with respect to the distribution of SpinCo by Moon, in which case unless Moon (i) provides Clover with a statement from Moon’s Irish tax counsel that is reasonably acceptable to Clover, based on advice of Clover’s Irish tax counsel, that Moon’s Irish tax counsel expects to deliver the opinion described in Section 7.3(b)(ii) of the Merger Agreement relating to clause (b) of the definition of Tax-Free Status of the External Transactions (as defined in the Merger Agreement) and provides Clover with sufficient detail of such alternative such that Clover’s Irish tax counsel may make such determination and (ii) such alternative otherwise satisfies the criteria for a Permitted Reorganization Amendment, such other alternative shall not be implemented without the prior written consent of Clover (such consent not to be unreasonably withheld, delayed or conditioned).

(e)   SpinCo hereby waives compliance by each and every member of the Moon Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group.

(f)   Moon hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Excluded Assets to any member of the Moon Group.

(g)   The Parties acknowledge and agree that as between the Moon Group and the SpinCo Group, on the one hand, and any third Person asserting a Liability against a member of the Moon Group or the SpinCo Group, on the other hand, nothing in this Agreement shall be interpreted to grant such third Person rights to assert such Liability against any legal entity within the Moon Group or the SpinCo Group that would not be subject to such Liability absent this Agreement.

Section 2.2   Allocation of Assets.

(a)   For purposes of this Agreement, “SpinCo Assets” shall mean the following Assets (without duplication and excluding any Intellectual Property Rights from each clause below other than clause (vi)), except for Excluded Assets:

(i)   the Assets listed or described on Schedule 2.2(a)(i);

(ii)   the shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Moon, listed in Schedule 2.2(a)(ii) (provided that Schedule 2.2(a)(ii) may be updated in accordance with the Plan of Reorganization to add or remove Persons on such schedule) or otherwise contemplated to be part of SpinCo Group pursuant to the Reorganization (which, for the avoidance of doubt, following the consummation of the PFS Acquisition, shall include the PFS Group);

(iii)    (A) the SpinCo Contracts and (B) any Shared Contracts to the extent allocated to SpinCo pursuant to Section 2.7;

(iv)   the Assets reflected on the SpinCo Balance Sheet or the accounting records supporting such balance sheet and any Assets acquired by or for the SpinCo Business or any member of the SpinCo Group or the Moon Group subsequent to the date of the SpinCo Balance Sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the SpinCo

Balance Sheet or the accounting records supporting such balance sheet if prepared on a consistent basis, subject to any acquisitions or dispositions of Assets subsequent to the date of the SpinCo Balance Sheet as may be expressly permitted under or consented to by Clover in accordance with the Merger Agreement and this Agreement, but in all events excluding all cash and cash equivalents (except for SpinCo Cash in excess of the Minimum Cash Amount or as expressly otherwise provided in the Transaction Documents); provided, that upon delivery of the Audited Financial Statements pursuant to the Merger Agreement, each reference to the SpinCo Balance Sheet in this Section 2.2(a)(iv) shall be deemed to instead refer to the balance sheet as of December 31, 2018 included in the Audited Financial Statements;

(v)   the SpinCo Cash up to the Minimum Cash Amount (to the extent taken into account in the determination of SpinCo Cash Amount in the Final Adjustment Amount pursuant to Section 2.9) and all bank accounts, lock boxes and other deposit arrangements exclusively used in, held for use in or related to the SpinCo Business;

(vi)   the SpinCo IP, including all Moon Trademarks, together with any and all rights to sue and recover for past, present and future infringement, misappropriation or other violation thereof and all remedies associated therewith;

(vii)   subject to Section 7.3 (including any limitations or obligations of any member of the SpinCo Group thereunder), to the terms of the applicable Insurance Policies and the Tender Agreement, the rights of any member of the SpinCo Group under any occurrence-based Insurance Policies of Moon or its Subsidiaries (as applicable) in place prior to the Distribution Date under which SpinCo or any other member of the SpinCo Group is insured (the “Pre-Closing Occurrence-Based Policies”) (it being understood that any retrospective premiums, deductibles or other similar obligations arising from any claim(s) by or on behalf of any SpinCo Group member under such Pre-Closing Occurrence-Based Policies shall be borne by the SpinCo Group); provided further that nothing in this clause shall be deemed to constitute (or to reflect) an assignment of any or all of such Pre-Closing Occurrence-Based Insurance Policies themselves (as distinguished from a grant of a right to access coverage under such Pre-Closing Occurrence Based Policies for the Assumed Liabilities, as provided in Section 7.3), to SpinCo or any member of the SpinCo Group;

(viii)   (A) the offices, manufacturing facilities and other owned real property allocated to a member of the SpinCo Group pursuant to the Real Estate Matters Agreement and (B) the leases, subleases, licenses or other agreements governing the leased real property allocated to a member of the SpinCo Group pursuant to the Real Estate Matters Agreement, in each case, subject to the terms and conditions of the Real Estate Matters Agreement;

(ix)   fixtures, machinery, equipment, tools, automobiles, trucks and other transportation equipment, office equipment, tangible IT Assets, furnishings and other tangible property located at a physical site of which the ownership or a leasehold or subleasehold interest is being transferred to or retained by a member of the SpinCo Group pursuant to the Real Estate Matters Agreement, and which is not subject to a site division, a lease or sublease back to a member of the Moon Group as of the Distribution Time (a “SpinCo Site”), but excluding the items listed on Schedule 2.2(a)(ix) (in each case excluding any such tangible property owned by Persons other than Moon and its Subsidiaries as of immediately prior to the Distribution Time; provided that personal computers and other personal equipment shall be retained by the Party who, following the Distribution Time, retains the services of the applicable Service Provider who, prior to the Distribution Time, used such personal computer);

(x)   originals or, to the extent originals are not available by reason other than that such originals are Excluded SpinCo Business Records, copies of all SpinCo Business Records that are located at a SpinCo Site and copies of all other SpinCo Business Records (but not, for the avoidance of doubt, such SpinCo Business Records themselves);

(xi)   all other Assets that are expressly provided by this Agreement or any other Transaction Document as Assets to be transferred to SpinCo or any other member of the SpinCo Group; and

(xii)   all Assets owned or held immediately prior to the Distribution Time by Moon or any of its Subsidiaries primarily used in, held for use in or related to the SpinCo Business provided that no Asset shall be deemed to be a SpinCo Asset solely as a result of this clause (xiii) if such Asset is within the category or type of Asset expressly covered by (1) another subsection of this Section 2.2(a), (2) a subsection of Section 2.2(b) or (3) by the terms of another Transaction Document.

(b)   For the purposes of this Agreement, “Excluded Assets” shall mean the following Assets that are owned, leased or licensed, at or prior to the Distribution Time, by Moon or any of its Subsidiaries (without duplication):

(i)   the Assets listed or described on Schedule 2.2(b)(i);

(ii)   all cash and cash equivalents (except for SpinCo Cash up to the Minimum Cash Amount or as expressly otherwise provided in the Transaction Documents);

(iii)   (A) the shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Moon that are not members of the SpinCo Group and (B) the shares of capital stock of, or any other equity or ownership interests in, the entities held by Moon that are not members of the SpinCo Group;

(iv)   (A) except as provided in clause (B), other Contracts that are not primarily related to the SpinCo Business and (B) any Shared Contracts, to the extent not allocated to SpinCo pursuant to Section 2.7;

(v)   all Moon IP;

(vi)   (A) the offices, manufacturing facilities and other owned real property allocated to a member of the Moon Group pursuant to the Real Estate Matters Agreement and (B) the leases, subleases, licenses or other agreements governing the leased real property allocated to a member of the Moon Group pursuant to the Real Estate Matters Agreement in each case, subject to the terms and conditions of the Real Estate Matters Agreement;

(vii)   the Excluded SpinCo Records;

(viii)   all Permits that by their terms are not transferable; and

(ix)   all other Assets (A) that are not included as SpinCo Assets pursuant to Section 2.2(a) or (B) that are expressly contemplated by this Agreement or any other Transaction Document as Assets to be retained by Moon or any other member of the Moon Group.

Section 2.3   Allocation of Liabilities.

(a)    For the purposes of this Agreement, “SpinCo Liabilities” shall mean the following Liabilities (without duplication):

(i)   [reserved];

(ii)   all Liabilities to the extent relating to, arising out of or resulting from:

(A)   the operation of the SpinCo Business, as conducted at any time before, at or after the Distribution Time;

(B)   the operation of any business conducted by any member of the SpinCo Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is or was within such Person’s authority, with respect to such business);

(C)   the SpinCo Assets; or

(D)   any Environmental Condition or any matter subject to or regulated by Environmental Law, in each case whether before, at or after the Distribution Time and in each case to the extent relating to, arising out of or resulting from (i) any properties (or the portion thereof if shared with the Moon Group) owned, leased or occupied by any member of the SpinCo Group from and after the Distribution Time; (ii) the ownership, occupancy or use of any property included in the SpinCo Assets; or (iii) the presence on or Release of Hazardous Materials on or from any property included in the SpinCo Assets; (iv) the conduct or operation of the SpinCo Business (other than at a property of any member of the Moon Group following the Distribution Time); or (v) the use, treatment, Release, handling, transportation or disposal of Hazardous Materials by the SpinCo Business or by or on behalf of any member of the SpinCo Group (other than at a property of any member of the Moon Group following the Distribution Time);

(iii)    the Liabilities reflected as liabilities or obligations of the SpinCo Business in the SpinCo Balance Sheet or the accounting records supporting such balance sheet (including, for the avoidance of doubt, all accounts payable and deferred revenue reflected therein), and all Liabilities arising or assumed after the date of the SpinCo Balance Sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on the SpinCo Balance Sheet or the accounting records supporting such balance sheet if prepared on a consistent basis (including, in any event, all Liabilities of SpinCo under the Total SpinCo Debt), subject, in each case, to any discharge of such Liabilities subsequent to the date of the SpinCo Balance Sheet; provided, that upon delivery of the Audited Financial Statements pursuant to the Merger Agreement, each reference to the SpinCo Balance Sheet in this Section 2.3(a)(iii) shall be deemed to instead refer to the balance sheet as of December 31, 2018 included in the Audited Financial Statements;

(iv)   the Liabilities arising out of or resulting from (A) the Total SpinCo Debt, (B) capitalized and operating lease obligations related to the SpinCo Business as of the Distribution Date to the extent such capitalized and operating leases are SpinCo Assets or (C) the SpinCo Indebtedness (to the extent taken into account in the determination of SpinCo Indebtedness in the Final Adjustment Amount pursuant to Section 2.9); and

(v)   all other Liabilities that are expressly provided by this Agreement or any other Transaction Document as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and Liabilities of SpinCo or any other member of the SpinCo Group under this Agreement or any of the other Transaction Documents.

(b)   For the purposes of this Agreement, “Excluded Liabilities” shall mean (without duplication):

(i)   the Liabilities listed or described on Schedule 2.3(b)(i);

(ii)   all Liabilities of Moon or its Subsidiaries to the extent (A) such Liabilities are not SpinCo Liabilities or (B) relating to, arising out of or resulting from any disposed or discontinued business or operations of Moon and its Subsidiaries as of the Distribution Time, other than disposed or discontinued business or operations that were part of CTS, Club Car, FMT or the PFS Business, including any divested assets, operations or discontinued product lines of those strategic business units;

(iii)   all Liabilities, whether presently in existence or arising after the date of this Agreement, relating to fees, commissions or expenses owed to any broker, finder, investment banker, accountant, attorney or other intermediary or advisor engaged by any member of the Moon Group or, to the extent the relevant engagement was entered into prior to the Distribution Time, any member of the SpinCo Group, in each case in connection with the transactions contemplated by this Agreement or the Transaction Documents (other than, for the avoidance of doubt, to the extent otherwise provided in the Merger Agreement or any Transaction Document); provided that the foregoing shall not include any fees, commissions or expenses with respect to the Total SpinCo Debt;

(iv)   all Liabilities to the extent relating to, arising out of or resulting from the indemnification of any director, officer, manager, agent or employee of Moon or any of its Affiliates who was a director, officer, manager, agent or employee of Moon or any of its Affiliates (including the SpinCo Group) on or prior to the Distribution Time to the extent such director, officer, manager, agent or employee is or becomes a named defendant in any shareholder derivative suit brought by shareholders of Moon against Moon arising from the transactions contemplated by this Agreement or the Merger Agreement, including the One-Step Spin-Off, the Exchange Offer or the Clean-Up Spin-Off, with respect to which he or she was entitled to such indemnification pursuant to then-existing obligations;

(v)   all Asbestos Liabilities, whether arising before or after the Distribution Time, including those relating to, arising out of or resulting from CTS, Fluid Management or any former products or business lines of similar application or end use made, sold or serviced by any such business, or former locations of any such business that made, sold or serviced such products or business lines (“Excluded Asbestos Liabilities”), but not including the Specified Asbestos Liabilities;

(vi)   all Liabilities to the extent relating to, arising out or resulting from any Environmental Condition or any matter subject to or regulated by Environmental Law, in each case whether before, at or after the Distribution Time and in each case to the extent relating to, arising out of or resulting from; (A) the ownership, occupancy or use of any property of Moon Group; or (B) the use, treatment, Release, handling, transportation or disposal of Hazardous Materials on or from any property of the Moon Group; and

(vii)   all other Liabilities of Moon and its Subsidiaries that are expressly contemplated by this Agreement or any other Transaction Document as Liabilities to be retained or assumed by Moon or any other member of the Moon Group, and all agreements, obligations and other Liabilities of Moon or any member of the Moon Group under this Agreement or any of the other Transaction Documents.

Section 2.4   Transfer of Excluded Assets and Assumption of Excluded Liabilities Not Effected at or Prior to the Distribution Time.

(a)   Subject to Section 2.4(d), to the extent any Excluded Asset is transferred or assigned to, or any Excluded Liability is assumed by, a member of the SpinCo Group at or prior to the Distribution Time, or is owned or held by a member of the SpinCo Group after the Distribution Time, from and after the Distribution Time:

(i)   SpinCo shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to Moon or certain of its Subsidiaries designated by Moon, and Moon or such Subsidiaries shall accept from SpinCo and its applicable Subsidiaries, all of SpinCo’s and such Subsidiaries’ respective right, title and interest in and to such Excluded Assets (in the case of the Moon IP, subject to, and in accordance with, the terms and conditions of the Intellectual Property Matters Agreement); and

(ii)   Moon and/or its Subsidiaries designated by Moon shall promptly accept, assume and agree faithfully to perform, discharge and fulfill all such Excluded Liabilities in accordance with their respective terms.

(b)   In furtherance of the assignment, transfer, conveyance and delivery of Excluded Assets and the assumption of Excluded Liabilities provided for in Section 2.4(a)(i) and Section 2.4(a)(ii) and the other Transaction Documents and without any additional consideration therefor: (i) SpinCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of SpinCo’s and its Subsidiaries’ right, title and interest in and to the Excluded Assets to Moon and its Subsidiaries, and (ii) Moon shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the Excluded Liabilities by Moon or its Subsidiaries. All of the foregoing documents contemplated by this Section 2.4(b) shall be referred to collectively herein as the “Post-Distribution SpinCo Transfer Documents.”

(c)   To the extent that the transfer or assignment of any Excluded Asset or the assumption of any Excluded Liability requires any Approvals or Notifications, the Parties shall use their reasonable best efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications; provided, further, that the obligation to obtain or make such Approvals or Notifications shall terminate on the date that is twenty-four (24) months after the Distribution.

(d)   If and to the extent that the valid, complete and perfected transfer or assignment to the Moon Group of any Excluded Assets or the assumption by the Moon Group of any Excluded Liabilities would be a violation of applicable Law or require any Approval or Notification that has not been made or obtained at or prior to the Distribution Time, then, unless the Parties shall mutually otherwise determine, the transfer or assignment to the Moon Group of such Excluded Assets or the assumption by the Moon Group of such Excluded Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such Excluded Assets or Excluded Liabilities shall continue to constitute Excluded Assets and Excluded Liabilities for all other purposes of this Agreement.

(e)   If any transfer or assignment of any Excluded Asset or any assumption of any Excluded Liability intended to be transferred, assigned or assumed under this Agreement or other Transaction Documents is not consummated at or prior to the Distribution Time, whether as a result of the provisions of Section 2.4(d) or for any other reason, then the Parties shall cooperate to effect such transfers as promptly following the Distribution Time as practicable and, prior to the effectiveness of such transfer of Assets or assumption of Liabilities, the member of the SpinCo Group retaining such Excluded Asset or such Excluded Liability, as the case may be, shall thereafter hold such Excluded Asset in trust for the use and benefit of the member of the Moon Group entitled thereto (at the expense of the member of the Moon Group entitled thereto) and retain such Excluded Liability for the account of the member of the Moon Group and otherwise enter into mutually acceptable arrangements, including subcontracting, sublicensing, subleasing, back-to-back agreement, or other similar arrangement, to convey the economic rights and obligations relating to such Excluded Assets or Excluded Liability to the Moon Group. In addition, the member of the SpinCo Group retaining such Excluded Asset or such Excluded Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Excluded Asset or Excluded Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the Moon Group to whom such Excluded Asset is to be transferred or assigned, or which will assume such Excluded Liability, as the case may be, in order to place such member of the Moon Group in the same position as if such Excluded Asset or Excluded Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Excluded Asset or Excluded Liability, as the case may be, including use, risk of loss, potential for gain and dominion, control and command over such Excluded Asset or Excluded Liability, as the case may be, are to inure from and after the Distribution Time to the Moon Group. Except to the extent otherwise required by applicable Law, each of Moon and SpinCo shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income tax purposes, treat any Excluded Asset and any Excluded Liability transferred, assigned or assumed after the Distribution Time pursuant to this Section 2.4(e) as having been so transferred, assigned or assumed prior to the Distribution Time pursuant to the Reorganization and (ii) subject to the terms and conditions of the Tax Matters Agreement, file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

(f)   If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Excluded Asset or the deferral of assumption of any Excluded Liability pursuant to Section 2.4(d), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Excluded Assets or the assumption of any Excluded Liabilities have been removed, the transfer or assignment of the applicable Excluded Asset or the assumption of the applicable Excluded Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable other Transaction Document.

(g)   Any member of the SpinCo Group retaining an Excluded Asset or Excluded Liability due to the deferral of the transfer or assignment of such Excluded Asset or the deferral of the assumption of such Excluded Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available or agreed in advance to be reimbursed) by Moon or the member of the Moon Group entitled to the Excluded Asset or Excluded Liability, as the case may be, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by Moon or the member of the Moon Group entitled to such Excluded Asset or Excluded Liability.

Section 2.5   Transfer of SpinCo Assets and Assumption of SpinCo Liabilities Not Effected at or Prior to the Distribution Time.

(a)   Subject to Section 2.5(d), to the extent any SpinCo Asset is transferred or assigned to, or any SpinCo Liability is assumed by, a member of the Moon Group at or prior to the Distribution Time, or is owned or held by a member of the Moon Group after the Distribution Time, from and after the Distribution Time:

(i)   Moon shall, and shall cause its applicable Subsidiaries to, promptly assign, transfer, convey and deliver to SpinCo or certain of its Subsidiaries designated by SpinCo, and SpinCo or such Subsidiaries shall accept from Moon and its applicable Subsidiaries, all of Moon’s and such Subsidiaries’ respective right, title and interest in and to such SpinCo Assets (in the case of the SpinCo IP, subject to, and in accordance with, the terms and conditions of the Intellectual Property Matters Agreement and Trademark License Agreement); and

(ii)   SpinCo and/or its Subsidiaries designated by SpinCo shall promptly accept, assume and agree faithfully to perform, discharge and fulfill all such SpinCo Liabilities in accordance with their respective terms.

(b)   In furtherance of the assignment, transfer, conveyance and delivery of SpinCo Assets and the assumption of SpinCo Liabilities provided for in Section 2.5(a)(i) and Section 2.5(a)(ii) and the other Transaction Documents and without any additional consideration therefor, and except with respect to matters addressed by the Intellectual Property Matters Agreement: (i) Moon shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent reasonably necessary to evidence the transfer, conveyance and assignment of all of Moon’s and its Subsidiaries’ right, title and interest in and to the SpinCo Assets to SpinCo and its Subsidiaries, and (ii) SpinCo shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such assumptions of Contracts and other instruments of assumption as and to the extent reasonably necessary to evidence the valid and effective assumption of the SpinCo Liabilities by SpinCo or its Subsidiaries. All of the foregoing documents contemplated by this Section 2.5(b) shall be referred to collectively herein as the “Post-Distribution Moon Transfer Documents.”

(c)   To the extent that the transfer or assignment of any SpinCo Asset or the assumption of any SpinCo Liability requires any Approvals or Notifications, the Parties shall use their reasonable best efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications; provided, further, that the obligation to obtain or make such Approvals or Notifications shall terminate on the date that is twenty-four (24) months after the Distribution.

(d)   If and to the extent that the valid, complete and perfected transfer or assignment to the SpinCo Group of any SpinCo Assets or assumption by the SpinCo Group of any SpinCo Liabilities would be a violation of applicable Law or require any Approval or Notification that has not been made or obtained at or prior to the Distribution Time then, unless the Parties shall mutually otherwise determine, the transfer or assignment to the SpinCo Group of such SpinCo Assets or the assumption by the SpinCo Group of such SpinCo Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities for all other purposes of this Agreement.

(e)   If any transfer or assignment of any SpinCo Asset or any assumption of any SpinCo Liability intended to be transferred, assigned or assumed under this Agreement or the other Transaction Documents is not consummated at or prior to the Distribution Time, whether as a result of the provisions of Section 2.5(d) or for any other reason, then the Parties shall cooperate to effect such transfers as promptly following the Distribution Time as practicable and, prior to the effectiveness of such transfer of Assets or assumption of

Liabilities, the member of the Moon Group retaining such SpinCo Asset or such SpinCo Liability, as the case may be, shall thereafter hold such SpinCo Asset in trust for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto) and retain such SpinCo Liability for the account of the member of the SpinCo Group and otherwise enter into mutually acceptable arrangements, including subcontracting, sublicensing, subleasing, back-to-back agreement, or other similar arrangement, to convey the economic rights and obligations relating to such SpinCo Assets or SpinCo Liability to the SpinCo Group. In addition, the member of the Moon Group retaining such SpinCo Asset or such SpinCo Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such SpinCo Asset or SpinCo Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the SpinCo Group to whom such SpinCo Asset is to be transferred or assigned, or which will assume such SpinCo Liability, as the case may be, in order to place such member of the SpinCo Group in the same position as if such SpinCo Asset or SpinCo Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such SpinCo Asset or SpinCo Liability, as the case may be, including use, risk of loss, potential for gain and dominion, control and command over such SpinCo Asset or SpinCo Liability, as the case may be, are to inure from and after the Distribution Time to the SpinCo Group. Except to the extent otherwise required by applicable Law, each of Moon and SpinCo shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income tax purposes, treat any SpinCo Asset and any SpinCo Liability transferred, assigned or assumed after the Distribution Time pursuant to this Section 2.5(e) as having been so transferred, assigned or assumed prior to the Distribution Time pursuant to the Reorganization and (ii) subject to the terms and conditions of the Tax Matters Agreement, file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

(f)   If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any SpinCo Asset or the deferral of assumption of any SpinCo Liability pursuant to Section 2.5(d), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any SpinCo Asset or the assumption of any SpinCo Liability have been removed, the transfer or assignment of the applicable SpinCo Asset or the assumption of the applicable SpinCo Liability, as the case may be, shall be effected in accordance with the terms of this Agreement and/or the applicable other Transaction Document.

(g)   Any member of the Moon Group retaining a SpinCo Asset or SpinCo Liability due to the deferral of the transfer or assignment of such SpinCo Asset or the deferral of the assumption of such SpinCo Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available or agreed in advance to be reimbursed) by SpinCo or the member of the SpinCo Group entitled to the SpinCo Asset or SpinCo Liability, as the case may be, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by SpinCo or the member of the SpinCo Group entitled to such SpinCo Asset or SpinCo Liability.

Section 2.6   Termination of Intercompany Contracts; Settlement of Intercompany Payables and Receivables.

(a)   Except as set forth in Section 2.6(b), in furtherance of the releases and other provisions of Section 5.1, SpinCo and each member of the SpinCo Group, on the one hand, and Moon and each member of the Moon Group, on the other hand, hereby terminate, effective as of the Distribution Time and in accordance with applicable Law, any and all Contracts and intercompany Liabilities (subject to Section 2.6(c) below), whether or not in writing, and whether or not such subject Contract constitutes a SpinCo Material Contract, between or among SpinCo and/or any member of the SpinCo Group, on the one hand, and Moon and/or any member of the Moon Group, on the other hand, that are effective or outstanding as of immediately prior to the Distribution Time (collectively, the “Intercompany Obligations”). No such terminated Contract (including any provision thereof that purports to survive termination) or intercompany Liability shall be of any further force or effect from and after the Distribution Time, no member of either the Moon Group or SpinCo Group shall have any rights or obligations thereunder and all parties shall be released from all Liabilities thereunder other than the Liability to settle any Intercompany Obligations as provided in Section 2.6(c). Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b)   The provisions of Section 2.6(a) shall not apply to any of the following Contracts (or to any of the provisions thereof):

(i)   this Agreement, the other Transaction Documents and the Merger Agreement (and each other Contract expressly contemplated by this Agreement, any other Transaction Document or the Merger Agreement to be entered into or continued by the Parties or any of the members of their respective Groups after the Distribution Time);

(ii)   any Contracts to which any Person, other than the Parties and their respective wholly owned Subsidiaries, is a party;

(iii)   any confidentiality or non-disclosure agreements among any members of the SpinCo Group, any members of the Moon Group and any of their respective employees, including any obligation not to disclose privileged information; and

(iv)   any Contract listed on Schedule 2.6(b)(iv).

(c)   Any intercompany payables or receivables between the SpinCo Business and the Moon Business shall be eliminated, by discharge or otherwise, cancelled in their entirety, effective immediately prior to the Distribution Time by the member owing such amount (except for any such intercompany payables or receivables arising pursuant to a Transaction Document, which shall instead be settled in accordance with the terms of such Transaction Document).

Section 2.7   Shared Assets; Shared Contracts.

(a)   The Parties shall use their reasonable best efforts to separate, as soon as practicable and to the extent practicable prior to the Distribution Time, the Shared Assets into separate Assets so that the SpinCo Business will remain entitled to the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Asset to the extent related to the SpinCo Business on substantially the same terms and conditions applicable to the SpinCo Business immediately prior to the Distribution Time with respect to such Shared Asset, and Moon will retain the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Asset to the extent related to the Moon Business on substantially the same terms and conditions applicable to the Moon Business immediately prior to the Distribution Time with respect to such Shared Assets; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make any Approvals or Notifications necessary to effect such separation of Shared Assets. If any third party that is entitled to consent to the separation of the Shared Asset has not provided such consent or if the separation of a Shared Asset has not been completed as of the Distribution Date for any other reason, then the Parties shall use their reasonable best efforts to develop and implement mutually agreed arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) to pass along to, and make available for use by, the SpinCo Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of any such Shared Asset related to the SpinCo Business and to pass along to, and make available for use by, the Moon Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of the Shared Asset related to the Moon Business, as the case may be. No member of the Moon Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Asset related to the SpinCo Business and no member of the SpinCo Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Asset related to the Moon Business. If and when any such consent is obtained, the Shared Asset will be separated in accordance with this Section 2.7. The obligations set forth in this Section 2.7 shall terminate on the date that is twenty-four (24) months after the Distribution Date.

(b)   The Parties shall use their reasonable best efforts to identify and partially assign or otherwise separate, as soon as practicable and to the extent practicable prior to the Distribution Time, the Shared Contracts into separate contracts so that the SpinCo Business will remain entitled to the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the SpinCo Business on substantially the same terms and conditions applicable to the SpinCo Business immediately prior to the Distribution Time under such Shared Contract, and Moon will retain the rights and benefits, and shall be subject to the Liabilities, with respect to or arising from each Shared Contract to the extent related to the Moon Business on substantially the same terms and conditions applicable to the Moon Business immediately prior to the Distribution Time with respect to such Shared Contracts (it being understood that Shared Contracts may include volume-based pricing or other incentive mechanisms or pricing benefits that will not be retained); provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make any Approvals or Notifications necessary to effect such separation of Shared Contracts. If a counterparty to any Shared Contract that is entitled under the terms of the Shared Contract to consent to the separation of the Shared Contract has not provided such consent or if the separation of a Shared Contract has not been completed as of the Distribution Date for any other reason, then the Parties shall use their reasonable best efforts to promptly develop and implement mutually agreed arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) to pass along to, and make available for use by, the SpinCo Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of any such Shared Contract related to the SpinCo Business and to pass along to, and make available for use by, the Moon Group the benefit and the Liabilities (including any Tax Liabilities) of the portion of the Shared Contract related to the Moon Business, as the case may be. No member of the Moon Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Contract related to the SpinCo Business and no member of the SpinCo Group shall claim depreciation, amortization or any other tax benefit with respect to the portion of any such Shared Contract related to the Moon Business. If and when any such consent is obtained, the Shared Contract will be separated in accordance with this Section 2.7. With respect to each Shared Contract, the obligations set forth in this Section 2.7 shall terminate upon the date that is twenty four (24) months after the Distribution Date.

(c)   Without limiting the foregoing, pending the separation of each Shared Asset or Shared Contract, the Parties shall (and shall cause their respective Subsidiaries to) use their reasonable best efforts to maintain good relations with any obligees or other counterparties in connection with such Shared Asset or Shared Contract, keep such Shared Asset in good condition (ordinary course wear and tear excepted) and, in the case of Shared Contracts, comply in all material respects with the terms thereof and refrain from voluntarily terminating such Shared Contract.

(d)   Except to the extent otherwise required by applicable Law, each of Moon and SpinCo shall, and shall cause its Affiliates to, (i) for all U.S. federal (and applicable state, local and foreign) income tax purposes, treat the portion of each Shared Asset and each Shared Contract the rights and benefits of which inure to it or a member of its Group as Assets owned by, and/or Liabilities of, as applicable, it or the members of its Group, as applicable, as of no later than immediately prior to the Effective Time, and (ii) subject to the terms and conditions of the Tax Matters Agreement, file all Tax Returns in a manner consistent with such treatment and not take any Tax position inconsistent therewith.

Section 2.8   Certain Adjustment.

(a)   Certain Definitions.

(i)   “Closing Working Capital” means, as of immediately prior to the Distribution Time, (A) all SpinCo Assets constituting “current” assets, in each case, as set forth in the applicable line items identified and adjusted in the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i), but excluding any SpinCo Cash, minus (B) all SpinCo Liabilities constituting “current” liabilities, in each case, as set forth in the applicable line items identified and adjusted in the example calculation of Closing Working Capital set forth on Schedule 2.8(a)(i), in each of the foregoing cases, prepared in accordance with the Accounting Principles (it being understood that (1) the working capital of the PFS Business shall be included if, and only if, the PFS Acquisition is consummated prior to the Distribution Time, (2) the working capital of the PFS Business shall be calculated separately (as set forth on Schedule 2.8(a)(i)) and (3) the applicable line items identified under the heading “Conforming Adjustments for PFS Business” on Schedule 2.8(a)(i) shall be adjustments solely with respect to the PFS Business).

(ii)   “Monthly Working Capital” means Closing Working Capital, except (1) the reference in the definition of Closing Working Capital to “immediately prior to the Distribution Time” shall be deemed to be references to “the end of such calendar month”.

(iii)   “SpinCo Cash Amount” means the aggregate amount of cash and cash equivalents, determined in accordance with the Accounting Principles, in accounts held by a member of the SpinCo Group as of immediately prior to the Distribution Time (the “SpinCo Cash”), reduced by (A) Insurance Proceeds received after the date of the SpinCo Balance Sheet that were generated by Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have been SpinCo Assets (to the extent not previously applied to replace or repair a SpinCo Asset), (B) any cash and cash equivalents received as proceeds of any capital asset divestiture by the SpinCo Business outside the ordinary course of business after the date hereof, (C) any cash deposits, cash or cash equivalents held in escrow accounts and any other cash or cash equivalents that is not immediately available on an unrestricted basis to be used for the payment of obligations and (D) overdrafts and outstanding checks, wire transfers and drafts issued by a member of the SpinCo Group but not yet cleared.

(iv)   “Adjustment Amount” means the amount, which may be positive or negative, equal to the sum of:

(A)   if the Closing Working Capital is greater than the Final Target Working Capital, the absolute value of the amount of the difference between Closing Working Capital and the Final Target Working Capital,

(B)   if the Closing Working Capital is less than the Final Target Working Capital, minus the absolute value of the amount, by which Closing Working Capital is less than the Final Target Working Capital,

(C)   minus SpinCo Indebtedness as of immediately prior to the Distribution Time,

(D)    minus the absolute value of the amount by which the SpinCo Cash Amount is less than the Minimum Cash Amount.

(v)    “Final Target Working Capital” means the Target Working Capital as finally determined pursuant to this Section 2.8 (whether by failure of SpinCo to deliver a Target Working Capital Notice of Objection, by agreement of Moon and SpinCo or by determination of the Unaffiliated Accounting Firm).

(b)   Determination of Target Working Capital.

(i)   No later than fifteen (15) days following the completion of the Audited Financial Statements, Moon shall deliver to SpinCo and Clover a written statement, prepared in good faith, setting forth the Monthly Working Capital for each calendar month during the twelve (12) full calendar month period ended immediately prior to such time (the “Preliminary Monthly Working Capital Statement) (provided that the working capital of the PFS Business shall be included in the Preliminary Monthly Working Capital Statement if, and only if, the PFS Acquisition is consummated prior to its preparation). The Preliminary Monthly Working Capital Statement (including each month presented) shall be prepared in accordance with the Accounting Principles (except the references therein to “Closing Working Capital” shall be deemed to be references to “Monthly Working Capital for each such calendar month”). The Parties acknowledge that the Preliminary Monthly Working Capital Statement is for informational purposes only.

(ii)    No later than ninety (90) days after the Effective Time, Moon shall deliver to SpinCo a written statement setting forth the following calculations and information:

(A)   a schedule of the Monthly Working Capital for each calendar month during the twelve (12) full calendar month period ended with the last completed month for the last completed quarter immediately prior to the Effective Time (or if the Effective Time occurs on a date that is a quarter end, such quarter end), which shall be prepared (including each month presented) in accordance with the Accounting Principles (except the references therein to “Closing Working Capital” shall be deemed to be references to “Monthly Working Capital for each such calendar month”); and

(B)   a calculation of an average equal to (i) the sum of the Monthly Working Capital for the each of the twelve (12) full calendar months ended with the last completed month for the last completed quarter immediately prior to the Effective Time (or if the Effective Time occurs on a date that is a quarter end, such quarter end), divided by (ii) 12 (the “Target Working Capital”).

(c)   Closing Statement.

(i)   At least ten (10) Business Days in advance of the Distribution Date, Moon shall prepare and deliver to SpinCo and Clover a written statement for their review, prepared in accordance with Schedule 2.8(a)(i) and otherwise calculated in accordance with the Accounting Principles (the “Estimated Closing Statement”), setting forth Moon’s good-faith calculations of an estimate of the Closing Working Capital, SpinCo Cash Amount and SpinCo Indebtedness, together with reasonable supporting detail. During the period after delivery of such Estimated Closing Statement and prior to the Effective Time, Moon and SpinCo shall cooperate in good faith with Clover in connection with its review. The Parties acknowledge that the Estimated Closing Statement will be for information purposes only.

(ii)   No later than one-hundred (100) days after the Effective Time, Moon shall prepare and deliver to SpinCo (A) the combined unaudited balance sheet of the SpinCo Business as of immediately prior to the Distribution Time, prepared in accordance with the Accounting Principles and (B) a written statement for SpinCo’s and Clover’s review, prepared in accordance with Schedule 2.8(a)(i) and otherwise calculated in accordance with the Accounting Principles (the “Closing Statement”), setting forth Moon’s good-faith calculations of the Closing Working Capital, the SpinCo Cash Amount, the SpinCo Indebtedness, the Target Working Capital, together with reasonable supporting detail.

(iii)   Each Party shall make available to the other Party, Clover and, if applicable, to the Unaffiliated Accounting Firm, all books, records, documents, personnel and work papers (subject to, in the case of independent accountant work papers, the other Party or the Unaffiliated Accounting Firm, as applicable, entering into a customary release agreement with respect thereto) in the possession of such Party and reasonably requested by such other Party in connection with the preparation and review of the Closing Statement, the determination of the Disputed Items, the preparation of the Notice of Objection and the other matters contemplated by this Section 2.8.

(d)   Disputes.

(i)   In the event SpinCo disputes the correctness of the Closing Working Capital, the SpinCo Cash Amount, the SpinCo Indebtedness and the Target Working Capital (or any component thereof) as set forth in the Closing Statement, SpinCo shall deliver to Moon a reasonably detailed written statement describing each objection (with reference to the applicable account description) and specifying the amount that SpinCo reasonably believes is the correct amount for each disputed item (such statement, the “Notice of Objection”) within ninety (90) days after receipt of the Closing Statement, and shall set forth, in writing and in reasonable detail, the reasons for SpinCo’s objections.

(ii)   If SpinCo timely delivers a Notice of Objection in accordance with Section 2.8(d)(i), only those matters specified in such Notice of Objection shall be deemed to be in dispute (the “Disputed Items”), and all other matters included in the Closing Statement, shall be final, conclusive and binding upon the Parties. If SpinCo does not deliver a Notice of Objection before the conclusion of the ninety (90)-day period referred to in Section 2.8(d)(i), the Closing Statement shall be final, conclusive and binding upon the Parties and SpinCo shall be deemed to have agreed with all items and amounts contained in the Closing Statement. Moon and SpinCo shall endeavor in good faith to resolve any Disputed Items within sixty (60) days after Moon’s receipt of the Notice of Objection (the “Resolution Period”).

(iii)   If Moon and SpinCo are unable to resolve any Disputed Item during the Resolution Period, Moon and SpinCo jointly shall, as soon as practicable and in any event within twenty (20) Business

Days after the expiration of the Resolution Period, engage KPMG (or, if KPMG is not available or unwilling to serve in such capacity, an internationally recognized independent accounting firm, which firm shall not be the then regular auditors of Moon, SpinCo or Clover) (the firm so engaged, the “Unaffiliated Accounting Firm”), to resolve the Disputed Items in a manner consistent with this Section 2.8. Promptly after joint engagement of the Unaffiliated Accounting Firm, Moon and SpinCo shall provide the Unaffiliated Accounting Firm with a copy of this Agreement, the Closing Statement and the Notice of Objection and all other documentary materials and analyses that SpinCo or Moon, as applicable, believes may be relevant to resolution of the Disputed Items. Each of Moon and SpinCo shall deliver to the Unaffiliated Accounting Firm and to the other Party simultaneously a written submission of its final position with respect to each of the Disputed Items (which position may not be outside of the range between the respective amounts set forth in the Closing Statement and the Notice of Objection) within ten (10) Business Days of the engagement of such Unaffiliated Accounting Firm. Each of Moon and SpinCo shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Accounting Firm and to the other Party simultaneously within ten (10) Business Days of the delivery of the Parties’ initial submissions to the Unaffiliated Accounting Firm and to each other. Neither Party may make (nor permit any of its Affiliates or Representatives to make) any additional submission to the Unaffiliated Accounting Firm or otherwise communicate with the Unaffiliated Accounting Firm. In no event shall either Party (i) communicate (or permit any of its Affiliates or Representatives to communicate) with the Unaffiliated Accounting Firm without providing the other Party a reasonable opportunity to participate in such communication or (ii) make (or permit any of its Affiliates or Representatives to make) a written submission to the Unaffiliated Accounting Firm unless a copy of such submission is simultaneously provided to the other Party. The Unaffiliated Accounting Firm shall have thirty (30) days following submission of the Parties’ rebuttals to review the documents provided to it pursuant to this Section 2.8 and to deliver its reasoned written determination with respect to each of the Disputed Items submitted to it for resolution, as well as its determination of each component of the Adjustment Amount that was a Disputed Item. The Unaffiliated Accounting Firm shall resolve Disputed Items submitted to it based solely on the information provided to the Unaffiliated Accounting Firm by the Parties pursuant to the terms of this Agreement and not by independent review. The Unaffiliated Accounting Firm’s authority shall be limited to resolving disputes with respect to whether the individual Disputed Items were prepared in accordance with Schedule 2.8(a)(i) and otherwise in accordance with the Accounting Principles. The resolution of such Disputed Items by the Unaffiliated Accounting Firm (i) shall be set forth in writing, (ii) shall be within the range of dispute between Moon and SpinCo and (iii) shall constitute an arbitral award. The determination of the Unaffiliated Accounting Firm in respect of each Disputed Item shall be final, conclusive and binding on Moon and SpinCo and not subject to appeal by either of the Parties, and judgment thereof may be entered or enforced in any court of competent jurisdiction.

(iv)   The fees and expenses, if any, of the Unaffiliated Accounting Firm incurred in connection with this Agreement shall be allocated between the Parties based upon the ratio which the aggregate amount of the Disputed Items (other than the Target Working Capital) awarded to SpinCo bears to the aggregate amount of the Disputed Items contested by SpinCo. For example, if SpinCo claims that the SpinCo Indebtedness is $1,000 greater (in SpinCo’s favor) than the SpinCo Indebtedness determined by Moon, and if the Unaffiliated Accounting Firm ultimately resolves the Disputed Items by awarding to SpinCo $300 of the $1,000 contested, then the fees, costs and expenses of the Unaffiliated Accounting Firm will be allocated 30% (i.e., $300 ÷ $1,000) to Moon and 70% (i.e., $700 ÷ $1,000) to SpinCo.

(e)   Final Adjustment. The Adjustment Amount, as finally determined pursuant to this Section 2.8 (whether by failure of SpinCo to deliver a Notice of Objection, by agreement of Moon and SpinCo or by determination of the Unaffiliated Accounting Firm), is referred to herein as the “Final Adjustment Amount”.

(f)   Not later than five (5) Business Days after the determination of the Final Adjustment Amount, a payment by wire transfer in respect thereof shall be made as follows:

(i)    If the Final Adjustment Amount is a positive number, then such amount shall be paid by the SpinCo Borrower to Moon LuxCo or, with the agreement of Moon, another entity in the Moon Group; and

(ii)   If the Final Adjustment Amount is a negative number, then such amount shall be paid by Moon LuxCo to the SpinCo Borrower.

Any payment pursuant to this Section 2.8(f) shall be treated as an adjustment to the SpinCo Payment for all U.S. federal (and applicable state, local and foreign) income Tax purposes and shall be made in immediately available funds in United States dollars by wire transfer to a bank account designated in writing by the Party entitled to receive the payment.

(g)   If the SpinCo Cash Amount is greater than the SpinCo Minimum Cash Amount, SpinCo shall, following the Closing and as requested by Moon, assign, transfer, convey and deliver cash in an aggregate amount equal to such excess to Moon LuxCo or as otherwise directed by Moon; provided that, to the extent any member of the SpinCo Group would incur costs (including any Taxes) in transferring such cash as instructed by Moon, SpinCo shall inform Moon of the amount of such costs and, if Moon elects to proceed with the requested transfer, Moon shall bear such cost.

Section 2.9   Bank Accounts.

(a)   Moon and SpinCo each agrees to take, or cause the respective members of their respective Groups to take, prior to the Distribution Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”), so that such SpinCo Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Moon or any other member of the Moon Group (collectively, the “Moon Accounts”) are de-linked from such Moon Accounts.

(b)   Moon and SpinCo each agrees to take, or cause the respective members of their respective Groups to take, prior to the Distribution Time (or as soon as possible thereafter), all actions necessary to amend all Contracts governing the Moon Accounts so that such Moon Accounts, if currently linked to any SpinCo Account, are de-linked from such SpinCo Accounts.

(c)   With respect to any outstanding checks issued by Moon, SpinCo or any of their respective Subsidiaries prior to the Distribution Time, such outstanding checks shall be honored from and after the Distribution Time by the Person or Group owning the account on which the check is drawn, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any other Transaction Document.

(d)   As between Moon and SpinCo (and the members of their respective Groups), except to the extent prohibited by applicable Law, all payments and reimbursements received after the Distribution Time by either Party (or member of its Group) to which the other Party (or member of its Group) is entitled under this Agreement shall be held by such receiving Party in trust for the use and benefit of the Party entitled thereto and, within sixty (60) days of receipt by such receiving Party of any such payment or reimbursement, such receiving Party shall pay over, or shall cause the applicable member of its Group to pay over to the other Party or the applicable member of the other Party’s Group, the amount of such payment or reimbursement without right of setoff.

Section 2.10   Disclaimer of Representations and Warranties. EACH OF MOON (ON BEHALF OF ITSELF AND EACH MEMBER OF THE MOON GROUP) AND SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP AND THE CLOVER GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED HEREBY OR THEREBY, NO PARTY TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT IS REPRESENTING OR WARRANTING TO ANY OTHER PARTY HERETO OR THERETO IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY; AS TO ANY APPROVALS OR NOTIFICATIONS REQUIRED IN CONNECTION HEREWITH OR THEREWITH; AS TO THE VALUE OR FREEDOM FROM ANY LIENS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY; AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIMS WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY; OR AS TO THE LEGAL SUFFICIENCY

OF ANY ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED UNDER THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, THE MERGER AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED HEREBY OR THEREBY, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS” BASIS, AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD OR MARKETABLE TITLE, FREE AND CLEAR OF ANY LIEN, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

Section 2.11   Post-Distribution Communications. After the Distribution Time, each Party or any member of its Group may receive mail, packages and other communications properly belonging to the other Party or any member of its Group. At all times after the Distribution Time, each Party and the members of its Group are hereby authorized to receive and open all mail, packages and other communications received by such Party or member that belongs to the other Party or any members of its Group, and to the extent that such mail, packages or other communications do not relate to the business of the receiving Party or member, the receiving Party or member shall promptly deliver such mail, packages or other communications (or, in case the same also relates to the business of the receiving Party or member, copies thereof) to the other Party as provided for in Section 9.5. The provisions of this Section 2.11 are not intended to, and shall not, be deemed to, constitute an authorization by any Party to permit the other to accept service of process on its behalf, and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

Section 2.12   Cooperation. Except as expressly provided by this Agreement, the Merger Agreement or the other Transaction Documents, including Section 2.1(d), (a) prior to the Distribution Date, Moon shall keep Clover reasonably informed on a current basis and furnish Clover with information relating to the determination of the Assets that are proposed to be transferred to, and Liabilities that are proposed to be assumed by, the SpinCo Group under any Transaction Document, and (b) to the extent any Transaction Documents or exhibits or schedules thereto are to be completed following the date hereof, Moon and SpinCo shall consult with Clover in good faith regarding the terms and conditions to be included in such documents, exhibits or schedules, give Clover a reasonable opportunity to comment on such documents, exhibits or schedules including on any additions or modifications to such documents, take such comments into account in good faith in finalizing such documents, exhibits or schedules; provided that Moon and SpinCo shall not finalize such documents, exhibits or schedules without the prior written consent of Clover (such consent not to be unreasonably withheld, conditioned or delayed), except if a different standard for consent is specified elsewhere in this Agreement or in the Merger Agreement or the other Transaction Documents, in which case, such standard shall apply in respect of such consent.

Section 2.13   Certain IT Matters. Moon and SpinCo will, and will cause their respective Groups to, use their reasonable best efforts to take the actions and shall pay, or will cause their respective Groups to pay, the costs to be borne by their respective Groups, as set forth in Schedule 2.13.

Section 2.14   FX and Hedging Arrangements. Moon shall use reasonable best efforts to ensure that, as of immediately prior to the Distribution Time, no member of the SpinCo Group is a party to any hedging-related transaction (including any swap, exchange, derivative, rate, forward, hedge or other similar transactions or any combination of any of the foregoing or any options to enter into any of the foregoing) (“Hedging Transactions”) or any Contracts or confirmations related thereto (“Hedging Contracts”) and that, as of immediately prior to the Distribution Time, all such Hedging Transactions and Hedging Contracts shall have been terminated, with no further force or effect. For the avoidance of doubt, any Liabilities of SpinCo or any member of the SpinCo Group as a result of such termination shall constitute SpinCo Indebtedness.

Section 2.15   Specified Asbestos Liabilities. The Parties agree that the Specified Asbestos Liabilities shall not constitute SpinCo Liabilities and shall not be assumed by any member of the SpinCo Group.

ARTICLE III

THE DISTRIBUTION

Section 3.1   Actions at or Prior to the Distribution Time. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the following shall occur:

(a)   Securities Law Matters.

(i)   SpinCo shall cooperate with Moon to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. Moon shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by Moon in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Transaction Documents.

(ii)   SpinCo shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state, foreign or other applicable securities Laws. Moon and SpinCo shall prepare and mail or otherwise make available, prior to the Distribution Date, to the holders of Moon Ordinary Shares, such information concerning SpinCo, Clover, their respective businesses, operations and management, the Distribution and such other matters as Moon shall reasonably determine and as may be required by applicable Law. Moon and SpinCo will prepare, and SpinCo will, to the extent required by applicable Law, file with the SEC, any such documentation and any requisite no-action letters which Moon determines are necessary or desirable to effectuate the Distribution, and Moon and SpinCo shall use their respective reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. Moon and SpinCo shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use their reasonable best efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

(b)   Financing. On or before the Distribution Date, subject to the terms and conditions of Section 7.7 of the Merger Agreement, SpinCo or a member of the SpinCo Group (such Person, the “SpinCo Borrower”) shall enter into a definitive agreement or agreements providing for indebtedness in an aggregate available principal amount equal to $1,900,000,000, which indebtedness shall consist of borrowings on the terms and conditions contemplated by the Financing Commitment Letter (as defined in the Merger Agreement) (collectively, the “SpinCo Debt”). Between the date of this Agreement and prior to the Distribution Time, subject to the terms and conditions of Section 7.7 of the Merger Agreement, the SpinCo Borrower shall incur the SpinCo Debt and receive the proceeds thereof in order to fund the SpinCo Payment.

(c)   Contribution. Prior to the Distribution, in consideration of the transfer of the SpinCo Assets contemplated by the Reorganization, (A) SpinCo shall issue to Moon or a member of the Moon Group additional shares of SpinCo Common Stock such that the number of shares of SpinCo Common Stock then outstanding shall be equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution, and (B) the SpinCo Borrower shall pay to Moon LuxCo cash in an aggregate amount equal to $1,900,000,000 (the “SpinCo Payment”), in immediately available funds to one or more accounts designated by Moon; provided that if the PFS Acquisition has not been consummated prior to the Distribution Time (whether or not the PFS Acquisition Agreement has been terminated), the SpinCo Payment shall be decreased by $1,450,000,000.

(d)   Distribution Agent. Moon shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(e)   Satisfying Conditions to the Distribution. Moon and SpinCo shall cooperate to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver). In addition, and without limiting the generality of the foregoing, Moon shall use its reasonable best efforts to obtain an opinion from an independent appraisal firm to the Board of Directors of Moon (or a designated committee thereof) as to the solvency of SpinCo after giving effect to the SpinCo Payment and the consummation of the Contribution and the Distribution (the “Solvency Opinion”).

Section 3.2   Conditions Precedent to the Distribution. In no event shall the Distribution occur unless each of the following conditions shall have been satisfied or waived by Moon, in whole or in part, in its sole discretion (other than the condition set forth in Section 3.2(a), which prior to the termination of the Merger Agreement may not be waived without Clover’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed):

(a)   the Reorganization (including the SpinCo Payment) shall have been completed substantially in accordance with the Plan of Reorganization (other than those steps that are expressly contemplated to occur at or after the Distribution);

(b)   the consummation or satisfaction of the actions set forth in Section 3.1(c); and

(c)   the satisfaction or waiver of the conditions set forth in Article VIII of the Merger Agreement, in each case other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger.

Each of the foregoing conditions is for the sole benefit of Moon and shall not give rise to or create any duty on the part of Moon or its Board of Directors (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Moon’s rights of termination set forth in this Agreement or the Merger Agreement, provided, however, that the foregoing shall not limit the Parties’ rights under Section 7.6 of the Merger Agreement.

Section 3.3   The Distribution.

(a)   Moon may elect, in its sole discretion, to effect the Distribution in the form of (i) a One-Step Spin-Off; or (ii) an Exchange Offer (including any Clean-Up Spin-Off), provided that (A) the economic value of the Merger to each of Moon and Clover is preserved, (B) the Exchange Offer (including any Clean-Up Spin-Off) does not create any material and adverse Tax consequences to Clover and (C) the Exchange Offer (including any Clean-Up Spin-Off) does not materially delay the consummation of the Distribution and the Merger.

(b)   If Moon elects to effect the Distribution in the form of a One-Step Spin-Off, then the Board of Directors of Moon (or a committee thereof), in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and Moon shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by Moon on the Distribution Date shall be distributed to the holders of record of Moon Ordinary Shares in the manner determined by Moon and in accordance with Section 3.3(f). To the extent the Distribution is effected as a One-Step Spin-Off, subject to the terms thereof, in accordance with Section 3.3(f), each holder of Moon Ordinary Shares on the Record Date shall be entitled to receive for each Moon Ordinary Share held by such holder on the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by Moon on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Moon Ordinary Shares held by such holder on the Record Date and the denominator of which is the total number of shares of Moon Ordinary Shares outstanding on the Record Date.

(c)   If Moon elects to effect the Distribution as an Exchange Offer, Moon shall determine the terms of such Exchange Offer, including the number of shares of SpinCo Common Stock that will be offered for each validly tendered share of Moon Ordinary Shares, the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer. In the event that Moon’s stockholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, all shares of SpinCo Common Stock held by Moon that are not exchanged pursuant to the Exchange Offer will be distributed as a dividend to Moon stockholders on a pro rata basis on the Distribution Date and immediately following the consummation of the Exchange Offer (the “Clean-Up Spin-Off”), so that Moon will be treated for U.S. federal income tax purposes as having distributed all of the shares of SpinCo Common Stock to the Moon stockholders. To the extent the Distribution is effected as an Exchange Offer, subject to the terms thereof, in accordance with Section 3.3(f), each Moon stockholder may elect in the Exchange Offer to exchange a number of Moon Ordinary Shares held by such Moon stockholder for shares of SpinCo Common Stock. The terms and conditions of any Clean-Up Spin-Off will be as determined by Moon, subject to the provisions of Section 3.3(b), mutatis mutandis.

(d)   None of the Parties, nor any of their Affiliates hereto shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)   Moon, SpinCo, or the Distribution Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of local or foreign Tax Law. Any withheld amounts will be treated for all purposes as having been paid to the Persons otherwise entitled thereto.

(f)   Upon the consummation of the One-Step Spin-Off or the Exchange Offer, Moon shall deliver to the Distribution Agent, a global certificate representing the SpinCo Common Stock being distributed in the One-Step Spin-Off or exchanged in the Exchange Offer, as the case may be, for the account of the Moon stockholders that are entitled thereto and shall take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. Upon a Clean-Up Spin-Off, if any, Moon shall deliver to the Distribution Agent an additional global certificate representing the SpinCo Common Stock being distributed in the Clean-Up Spin-Off for the account of the Moon stockholders that are entitled thereto and shall take all such other actions (including delivering any other instruments of transfer required by applicable law) as may be necessary to effect the Distribution. The Distribution Agent shall hold such certificate or certificates, as the case may be, for the account of the Moon stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement.

Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock; provided, for the avoidance of doubt, that the exchange of such shares of SpinCo Common Stock for shares of Clover Common Stock pursuant to the Merger shall not be deemed a transfer subject to the foregoing restrictions. The Distribution shall be deemed to be effective upon written authorization from Moon to the Distribution Agent to proceed.

Section 3.4   Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, Moon and SpinCo shall take all necessary action required to increase the number of authorized shares of SpinCo Common Stock so that the SpinCo Common Stock then issued and outstanding shall equal the number of shares of SpinCo Common Stock necessary to effect the Distribution.

ARTICLE IV

ACCESS TO INFORMATION

Section 4.1   Access to Information.

(a)   Other than for matters related to the provision of Tax records (in which event the provision of the Tax Matters Agreement shall govern) until the sixth (6th) anniversary of the Distribution Date (or such longer period as such access by a Party is required under applicable Law), subject to Section 7.2, each of Moon and SpinCo, on behalf of its respective Group, agrees to provide, or cause to be provided, to the other Group and its Representatives, as soon as reasonably practicable after written request therefor, any Information in the possession or under the control of such respective Group which the requesting Party reasonably needs to (i) comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) carry out its human resources functions or to establish, assume or administer its benefit plans or payroll functions, (iii) use in any judicial, regulatory, administrative or other Proceeding, in each case other than Adversarial Actions, (iv) satisfy financial or statutory audit, accounting or other similar requirements or (v) comply with its obligations (or confirm compliance by the other Parties with their obligations) under this Agreement, the Merger Agreement or any other Transaction Document

(including with respect to the completion of the Reorganization after the date of this Agreement); provided that in the case of Information reasonably requested by a Party to satisfy its financial and statutory audit requirements, the access contemplated by this Section 4.1(a) shall extend until the tenth (10th) anniversary of the Distribution Date; provided, further, that in the event that any Party determines that any such provision of Information includes trade secrets or other commercially sensitive Information or could violate any Law, or breach any written Contract or waive any attorney-client privilege, attorney work-product protection or other applicable privilege or immunity, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such detriment or consequence.

(b)   Other than for matters related to the provision of Tax records (in which event the provision of the Tax Matters Agreement shall govern) until the sixth (6th) anniversary of the Distribution Date (or such longer period as such access by SpinCo is required under applicable Law), subject to Section 7.2, (i) SpinCo and its Representatives shall have access during regular business hours (as in effect from time to time) to any Information that relates to the SpinCo Business retained by or in the possession of any member of the Moon Group and (ii) SpinCo may obtain copies (but not originals unless it is a SpinCo Asset) of documents for bona fide business purposes. Nothing herein shall be deemed to restrict the access of any member of the Moon Group to any such documents or to impose any liability on any member of the Moon Group if any such documents are not maintained or preserved by Moon.

(c)   Other than for matters related to the provision of Tax records (in which event the provision of the Tax Matters Agreement shall govern), until the sixth (6th) anniversary of the Distribution Date (or such longer period as such access by Moon is required under applicable Law), subject to Section 7.2, (i) Moon and its Representatives shall have access during regular business hours (as in effect from time to time) to any Information that relates to the Moon Business retained by or in the possession of any member of the SpinCo Group and (ii) Moon may obtain copies (but not originals unless it is not a SpinCo Asset) of documents for bona fide business purposes. Nothing herein shall be deemed to restrict the access of any member of the SpinCo Group to any such documents or to impose any liability on any member of the SpinCo Group if any such documents are not maintained or preserved by SpinCo.

(d)   Without limiting the generality of the foregoing, until the second (2nd) Moon fiscal year-end occurring after the Distribution Date, each of Moon and SpinCo shall use its commercially reasonable efforts to cooperate with the other Party’s Information requests to enable (i) the other Party (and in the case of SpinCo, Clover) to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K; (ii) the other Party’s (and in the case of SpinCo, Clover’s) accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements of the other Party (and in the case of SpinCo, Clover), including, to the extent applicable to such Party (and in the case of SpinCo, Clover), its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder; and (iii) such other Party (and in the case of SpinCo, Clover) to respond to any request or official comment from a Governmental Authority, including in connection with responding to a comment letter from, or investigation by, the SEC; provided that in connection with this clause (iii), each Party shall provide reasonable access on the terms set forth in this Section 4.1(d) only until the matter relating to such comment letter or investigation is resolved.

Section 4.2   Ownership of Information. Any Information owned by one Group that is provided to a requesting Party pursuant to Section 4.1 shall be deemed to remain the property of the providing Party, except where such Information is an Asset of the requesting Party pursuant to the provisions of this Agreement, the Merger Agreement or any other Transaction Document. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any Information requested or provided pursuant to Section 4.1.

Section 4.3   Expense Reimbursement for Providing Information. The Party requesting Information pursuant to Section 4.1 agrees to reimburse the other Party for the reasonable out-of-pocket costs and expenses incurred by such other Party in connection with the provision of Information in response to the requesting Party.

Section 4.4   Record Retention.

(a)   To facilitate the possible exchange of Information pursuant to this Article IV and other provisions of this Agreement, from and after the Distribution Time, the Parties agree to use their commercially reasonable efforts to retain all Information in their respective possession or control in accordance with the document retention policies of Moon or, in the case of SpinCo, Clover in effect as of the Distribution Time (including any Information that is subject to a “Litigation Hold” issued by either Party prior to the Distribution Time) or such other document retention policies as may be reasonably adopted by the applicable Party (and in the case of SpinCo, Clover) from and after the Distribution Time (provided that such other document retention policies at least provide for the retention of documents until the expiration of any applicable statute of limitations and as otherwise required by applicable Law).

(b)   Notwithstanding anything to the contrary herein, no Party will destroy, or permit any of its Subsidiaries to destroy, any Information contemplated by Section 4.1(a) without first offering to deliver such Information to the other Party, at the other Party’s cost and expense; provided that (i) in the case of any Information relating to a pending or threatened Action that is known to a member of the Group in possession of such Information, the Parties shall comply with the requirements of the applicable “Litigation Hold” (provided that with respect to any pending or threatened Action arising after the Distribution Time, the requirements of this clause (i) shall apply only to the extent that the member of the Moon Group or the SpinCo Group that is in possession of such Information has been notified in writing pursuant to a “Litigation Hold” of such pending or threatened Action); and (ii) in no event shall a Party destroy, or permit any of its Subsidiaries to destroy, any Information required to be retained by applicable Law.

(c)   In the event of either Party’s or any of its Subsidiaries’ inadvertent failure to comply with its applicable document retention policies as required under this Section 4.4, such Party shall be liable to the other Party solely for the amount of any monetary fines or penalties imposed or levied against such other Party by a Governmental Authority (which fines or penalties shall not include any Liabilities asserted in connection with the claims underlying the applicable Action, other than fines or penalties resulting from any claim of spoliation) as a result of such other Party’s inability to produce Information caused by such inadvertent failure and, notwithstanding Section 6.1 and Section 6.2, shall not be liable to such other Party for any other Liabilities in connection therewith. Notwithstanding the foregoing, no Party shall have any Liability to any other Party if any Information is destroyed, provided that such Party has used its reasonable best efforts to comply with Section 4.4(a) and Section 4.4(b).

Section 4.5   Liability for Information Provided. No Party shall have any Liability to any other Party in the event that any Information exchanged or provided pursuant to this Agreement is found to be inaccurate, in the absence of fraud or willful misconduct by the Party providing such Information.

Section 4.6   Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in the Merger Agreement or any Transaction Document.

Section 4.7   Production of Witnesses and Records in Connection with an Action.

(a)   Notwithstanding anything to the contrary in Section 4.1, from and after the Distribution Time, except in the case of an adversarial Action by one Party against another Party, each Party shall use its reasonable efforts to make available to each other Party, upon written request, the former, current and future directors, officers, employees and other Representatives of the members of its respective Group as witnesses, and any books, records or other Information within its control or which it otherwise has the ability to make available, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees and other Representatives) or books, records or other Information may reasonably be required in connection with any Action in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought under this Agreement. The requesting Party shall bear all out-of-pocket costs and expenses in connection therewith (which, for the avoidance of doubt, shall not include the costs and benefits of employees who are witnesses or any pro rata portion of overhead or other cost of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses).

(b)   The obligation of the Parties to provide witnesses pursuant to this Section 4.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses officers without regard to whether the witness or the employer of the witness could assert a possible business conflict, except in the case of an adversarial Action by one Party against another Party.

(c)   In connection with any matter contemplated by this Section 4.7, the Parties will enter into a mutually acceptable joint defense agreement so as to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or other applicable privileges or immunities of any member of any Group.

(d)   For the avoidance of doubt, the provisions of this Section 4.7 are in furtherance of the provisions of Section 4.1 and shall not be deemed to limit the Parties’ rights and obligations under Section 4.1.

Section 4.8   Counsel; Privileges; Legal Materials.

(a)   In-house lawyers employed by Moon and its Subsidiaries prior to the Distribution Time (“Existing Moon Counsel”) have provided legal services to and jointly represented Moon and its Subsidiaries, including members of the Moon Group and the SpinCo Group. From and after the Distribution Time, certain Existing Moon Counsel will remain employees of one or more members of the Moon Group and provide legal services to and represent only the Moon Group (“Moon Counsel”), and certain Existing Moon Counsel will become employees of one or more members of the SpinCo Group and provide legal services to and represent only the SpinCo Group (“SpinCo Counsel”). From and after the Distribution Time, (i) Moon Counsel will represent only the Moon Group; (ii) SpinCo Counsel will represent only the SpinCo Group; and (iii) SpinCo Counsel and Moon Counsel will, subject to rules of professional responsibility respecting obligations to former clients, owe a duty of loyalty and other professional obligations only to their respective clients. The Parties have previously been jointly represented by the Existing Moon Counsel in various legal matters of common interest. This joint representation included in its scope all matters prior to the Distribution Time in which a Party or another member of its Group was represented by any of the Existing Moon Counsel.

(b)   The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to any Information concerning general business matters related to the SpinCo Business and members of the SpinCo Group prior to the Distribution (excluding any Information concerning any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or in lieu of any of the foregoing) (collectively, “General SpinCo Business Information”) shall be subject to a joint privilege and protection between the members of the Moon Group, on the one hand, and the members of the SpinCo Group, on the other hand. Moon and the members of the SpinCo Group shall have equal right and obligation to assert such joint privilege and protection, and no such joint privilege or protection may be waived by (i) Moon without the prior written consent of SpinCo or (ii) any member of the SpinCo Group without the prior written consent of Moon; provided, however, that any such privileged communications or attorney-work product, whether arising prior to or after the Distribution Date, with respect to any matter for which a Party has an indemnification obligation hereunder, shall be subject to the sole control of such Party, which shall be solely entitled to control the assertion or waiver of the privilege or protection.

(c)   The Parties acknowledge and agree that all attorney-client privilege, attorney work-product protection and expectation of client confidentiality with respect to (i) any Information concerning any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document or in lieu of any of the foregoing, and (ii) any Information other than General SpinCo Business Information, shall in each case be retained and controlled only by Moon and may be waived only by Moon. SpinCo acknowledges and agrees, on behalf of itself and each member of the SpinCo Group, that (i) the foregoing attorney-client privilege, attorney work-product protection and expectation of client confidentiality shall not be controlled, owned, used, waived or claimed by any member of the SpinCo Group at any time after the Distribution Time; and (ii) in the event of a dispute between any member of the SpinCo Group and a third party or any other circumstance in which a third party requests or demands that any member of the SpinCo Group produce privileged materials or attorney work-product of any member of the Moon Group (including the privileged communications and attorney work-product covered by this Section 4.8), SpinCo shall (A) cause such member of the SpinCo Group to assert such privilege or protection on behalf of the applicable member of the Moon Group to prevent disclosure of privileged communications or attorney work-product to such third party and (B) promptly notify Moon of the existence of any such request or demand and shall provide SpinCo a reasonable opportunity to review the privileged materials or attorney work-product and to assert any rights it or they may have, under this Section 4.8 or otherwise, to prevent the production or disclosure of such privileged materials or attorney work-product; provided that if SpinCo is prohibited by applicable Law from disclosing the existence of such request or demand, SpinCo shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use reasonable best efforts to inform Moon of any related information SpinCo reasonably determines is necessary or appropriate for Moon to be informed of to enable Moon to review the privileged materials or attorney work-product and to assert its rights, under this Section 4.8 or otherwise, to prevent the production or disclosure of such privileged materials or attorney work-product.

(d)   The Parties agree that the Reorganization and Distribution shall not waive or affect any applicable privileges, including the attorney-client privilege, the attorney work product doctrine, the common interest privilege and the joint-client/joint representation privilege. No Party may waive any privilege that could be asserted under any applicable Law and in which the other Party has joint privilege in accordance with the terms of this Section 4.8, without the prior written consent of the other Party. If any dispute arises between Moon and SpinCo, or any members of their respective Groups, regarding whether joint privilege should be waived, each Party (i) shall negotiate with the other Party in good faith and (ii) in furtherance and not in limitation of Section 4.8(b), shall endeavor to minimize any prejudice to the rights of the other Party. For the avoidance of doubt, each Party shall be permitted to withhold its consent to the waiver of a privilege for the purpose of protecting its own legitimate interests.

(e)   Notwithstanding Section 4.8(b), the Parties acknowledge and agree that, as between the Moon Group and the SpinCo Group (as constituted as of immediately before the Distribution) Paul, Weiss, Rifkind, Wharton & Garrison LLP, Arthur Cox and Existing Moon Counsel (together, “Counsel”) represented, for times prior to the Distribution, only Moon and not any member of the SpinCo Group. Notwithstanding Section 4.8(b), the Parties acknowledge and agree that (i) any advice given by or communications with Counsel prior to the Distribution shall not be subject to any joint privilege and shall be owned solely by Moon, (ii) any advice given by or communications with Counsel (to the extent such advice or communications relate to any proposed sale, spin-off or other disposition of the SpinCo Business or any other transaction contemplated by this Agreement, the Merger Agreement or any other Transaction Document) shall not be subject to any joint privilege and shall be owned solely by Moon, and (iii) no member of the SpinCo Group (as of immediately before the Distribution) has the status of a client of Counsel as a result of advice given by or communications with Counsel prior to the Distribution, for conflict of interest or any other purposes. Moon and SpinCo (for itself and on behalf of each member of the SpinCo Group and, after the Effective Time, Clover and each Subsidiary of Clover) hereby agree that, in the event that any Adversarial Action, or any other matter in which the interests of Moon, its Affiliates and its direct and indirect equityholders, on the one hand, and the SpinCo Group or, after the Effective Time, the Clover Group, on the other hand, are adverse, arises after the Effective Time between the SpinCo Group or, after the Effective Time, the Clover Group, on the one hand, and Moon, its Affiliates and its direct and indirect equityholders, on the other hand, Paul, Weiss, Rifkind, Wharton & Garrison LLP and Arthur Cox in connection with the transactions contemplated hereby may represent Moon, its Affiliates and its direct and indirect equityholders in such dispute, even though the interests of Moon, its Affiliates and its direct and indirect equityholders may be directly adverse to one or more members of the SpinCo Group or, after the Effective Time, the Clover Group.

(f)   In furtherance of the Parties’ agreement under this Section 4.8, Moon and SpinCo shall, and shall cause applicable members of their respective Group to, maintain their respective separate and joint privileges, including by executing joint defense and common interest agreements where necessary or useful for this purpose.

(g)   The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Moon and SpinCo set forth in this Section 4.8 and in Section 7.2 to maintain the confidentiality of privileged Information and to assert and maintain all applicable privileges. The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege (including but not limited to the attorney-client privilege, attorney work product protection, and any other applicable privilege or immunity) that has been or may be asserted under this Agreement or otherwise.

ARTICLE V

RELEASES

Section 5.1   Release of Pre-Distribution Claims.

(a)   Except as provided in Section 5.1(c), effective as of the Distribution Time, SpinCo does hereby, for itself and each other member of the SpinCo Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge Moon and the other members of the Moon Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Moon Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “Moon Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution, the Merger and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that SpinCo or any member of the SpinCo Group, and their respective successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, SpinCo hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the Moon Released Persons from the Liabilities described in the first sentence of this Section 5.1(a).

(b)   Except as provided in Section 5.1(c), effective as of the Distribution Time, Moon does hereby, for itself and each other member of the Moon Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been stockholders, members, partners, directors, managers, officers, agents or employees of any member of the Moon Group (in each case, in their respective capacities as such), remise, release and forever discharge SpinCo, the respective members of the SpinCo Group, their respective successors and assigns, and all Persons who at any time prior to the Distribution Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (collectively, the “SpinCo Released Persons”), from any and all Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, to the extent existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or prior to the Distribution Time, including in connection with the transactions and all other activities to implement the Reorganization, the Distribution and any of the other transactions contemplated by this Agreement, the other Transaction Documents or the Merger Agreement. Without limitation, the foregoing release includes a release of any rights and benefits with respect to such Liabilities that Moon or any member of the Moon Group, and their respective successors and assigns, now has or in the future may have conferred upon them by virtue of any statute or common law principle which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor. In this connection, Moon hereby acknowledges that it is aware that factual matters now unknown to it may have given or may hereafter give rise to Liabilities that are presently unknown, unanticipated and unsuspected, and it further agrees that this release has been negotiated and agreed upon in light of that awareness and it nevertheless hereby intends to release the SpinCo Released Persons from the Liabilities described in the first sentence of this Section 5.1(b).

(c)   Nothing contained in Section 5.1(a) or Section 5.1(b) shall impair or otherwise impact any right of any Party, and as applicable, any member of such Party’s Group, to enforce this Agreement, any other Transaction Document or the Merger Agreement or any other Contracts that are specified in Section 2.6(b) as not terminating as of the Distribution Time, in each case in accordance with its terms. Nothing contained in Section 5.1(a) or Section 5.1(b) shall release any Person from:

(i)   any Liability provided in or resulting from (A) this Agreement (including the indemnification and contribution obligation under Article VI) or any other Transaction Document, (B) the Merger Agreement or (C) any Contract among any members of the Moon Group or the SpinCo Group that is specified in Section 2.6(b) as not terminating as of the Distribution Time or any other Liability specified in Section 2.6(b) as not terminating as of the Distribution Time;

(ii)   any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, any other Transaction Document or the Merger Agreement;

(iii)   any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time (other than any intercompany payables or receivables in respect thereof);

(iv)   any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or otherwise for claims brought against the Parties by third Persons, which Liability shall be governed by the provisions of Article VI and, if applicable, the appropriate provisions of the other Transaction Documents or the Merger Agreement; or

(v)    any Liability the release of which would result in the release of any Person other than the Persons released pursuant to Section 5.1(a) and Section 5.1(b).

In addition, nothing contained in Section 5.1(a) shall release: (A) Moon or any of its Subsidiaries from indemnifying any director, officer, manager or employee of the SpinCo Group who was a director, officer or employee of Moon or such Subsidiary at or prior to the Distribution Time, to the extent such director, officer, manager or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Moon Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify Moon for such Liability (including Moon’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI; and (B) SpinCo or any of its Subsidiaries from indemnifying any director, officer, manager, or employee of the Moon Group who was a director, officer, manager or employee of Moon or such Subsidiary at or prior to the Distribution Time, to the extent such director, officer, manager or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, except to the extent such obligation is an Excluded Liability hereunder (it being understood that if the underlying obligation giving rise to such Action is an Excluded Liability, Moon shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in Article VI).

(d) Following the Distribution, SpinCo shall not make, and shall not permit any member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Moon or any member of the Moon Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a). Following the Distribution, Moon shall not make, and shall not permit any member of the

Moon Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any member of the SpinCo Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b).

(e)   It is the intent of each of Moon and SpinCo, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo or any member of the SpinCo Group, on the one hand, and Moon or any member of the Moon Group, on the other hand, except as expressly set forth in Section 5.1(c). From and after the Distribution Time, each Party shall cause each member of its respective Group to execute and deliver releases reflecting such provisions at the request of the other Party.

ARTICLE VI

INDEMNIFICATION, GUARANTEES AND LITIGATION

Section 6.1   General Indemnification by SpinCo. Without limiting or otherwise affecting the indemnity provisions of the other Transaction Documents, from and after the Effective Time, SpinCo shall indemnify, defend and hold harmless each member of the Moon Group, each of Moon’s Affiliates and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Moon Indemnified Parties”), from and against any and all Liabilities of the Moon Indemnified Parties to the extent relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “SpinCo Indemnification Obligations”):

(a)   any SpinCo Liability;

(b)   the failure of SpinCo or any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities, whether prior to, at or after the Effective Time;

(c)   any breach by any member of the SpinCo Group of this Agreement or any of the other Transaction Documents (other than Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein, and excluding any provision that by its terms does not survive the Effective Time) after the Effective Time; and

(d)   any Specified Asbestos Liability.

Section 6.2   General Indemnification by Moon. Without limiting or otherwise affecting the indemnity provisions of the other Transaction Documents, from and after the Effective Time, Moon shall indemnify, defend and hold harmless each member of the SpinCo Group, each of SpinCo’s Affiliates and each of their respective directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnified Parties”), from and against any and all Liabilities of the SpinCo Indemnified Parties to the extent relating to, arising out of or resulting from any of the following items (without duplication) (collectively, the “Moon Indemnification Obligations”):

(a)   any Excluded Liability (but, for the avoidance of doubt, not any Specified Asbestos Liability);

(b)   the failure of Moon, any other member of the Moon Group, any member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any Excluded Liabilities, whether prior to, at or after the Distribution Time; and

(c)   any breach by any member of (i) the SpinCo Group prior to the Effective Time or (ii) the Moon Group of this Agreement or any of the other Transaction Documents (other than Transaction Documents that expressly contain indemnification provisions, which shall be subject to the indemnification provisions contained therein, and excluding any provision that by its terms does not survive the Effective Time).

Section 6.3   Contribution. If the indemnification otherwise provided for in Section 6.1 or Section 6.2 is, as a matter of Law, unavailable or insufficient to hold harmless an Indemnified Party in respect of such Liabilities for which they would otherwise be indemnified hereunder (and for which indemnification would otherwise be provided hereunder), then the Indemnifying Party shall contribute to the amount paid or payable by the

Indemnified Party in respect of such non-indemnified Liabilities in proportion to the relative fault and benefit of the Indemnifying Party and the Indemnified Party. Solely for purposes of determining relative fault pursuant to this Section 6.3: (a) any fault associated with the conduct of the Moon Business prior to the Effective Time shall be deemed to be allocated to Moon and the other members of the Moon Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (b) any fault associated with the conduct of the SpinCo Business prior to the Effective Time shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of Moon or any other member of the Moon Group.

Section 6.4   Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)   Any Liability subject to indemnification or contribution pursuant to this Article VI will be net of Insurance Proceeds received by the Indemnified Party that actually reduce the amount of the Liability. Accordingly, the amount which any Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution under this Article VI (an “Indemnified Party”) will be reduced by any Insurance Proceeds theretofore actually recovered by or on behalf of the Indemnified Party in respect of the related Liability. If an Indemnified Party receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds in respect of such Liability, then the Indemnified Party will pay to the Indemnifying Party an amount equal to such Insurance Proceeds but not exceeding the amount of the Indemnity Payment paid by the Indemnifying Party in respect of such Liability.

(b)   An insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto solely by virtue of the indemnification provisions of this Agreement. The Indemnified Party shall use its commercially reasonable efforts to seek to collect or recover any third-party Insurance Proceeds to which the Indemnified Party is entitled in connection with any Liability for which the Indemnified Party seeks indemnification pursuant to this Article VI; provided that the Indemnified Party’s ability or inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations under this Agreement.

(c)   Subject to Section 6.7(c), any indemnity payment under this Article VI shall be decreased to take into account any actual reduction in Taxes otherwise payable by the Indemnified Party during or prior to the taxable year in which the indemnification payment is made or during the two subsequent taxable years, arising from the incurrence of such indemnified Liability. Solely for purposes of this Section 6.4(c), the term “Indemnified Party” shall include any member of such Indemnified Party’s affiliated, consolidated, combined or unitary group.

Section 6.5   Certain Matters Relating to Indemnification of Third-Party Claims.

(a)   Notice of Third-Party Claim. If an Indemnified Party receives written notice that a Person (including any Governmental Authority) that is not a member of the Moon Group or the SpinCo Group has asserted any claim or commenced any Action (other than any such claim or Action that is governed by the Tender Agreement) that may implicate an Indemnifying Party’s obligation to indemnify pursuant to Section 6.1 or Section 6.2, or any other Section of this Agreement or any other Transaction Document (collectively, a “Third-Party Claim”), the Indemnified Party shall provide the Indemnifying Party written notice thereof as promptly as practicable (and no later than twenty (20) days) after becoming aware of the Third-Party Claim. Such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnified Party to provide notice in accordance with this Section 6.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnified Party’s failure to provide notice in accordance with this Section 6.5(a).

(b)   Subrogation. To the extent an indemnification or contribution payment is made by or on behalf of any Indemnifying Party to any Indemnified Party in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any right, defense or claim which such Indemnified Party may have relating to such Third-Party Claim. Subject to Section 6.10, such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c)   Defense of Claims. Other than in the case of any Liability being managed by a Party in accordance with any other Transaction Document or in the case of a Mixed Action (which shall be managed in accordance with Section 6.10(d)), an Indemnifying Party shall be entitled (but shall not be required) to assume, control the defense of, and settle any Third-Party Claim, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel, which counsel must be reasonably acceptable to the applicable Indemnified Parties, if it gives written notice of its intention to do so and agreement that the Indemnified Party is entitled to indemnification under this Article VI to the applicable Indemnified Parties within thirty (30) calendar days of the receipt of notice from such Indemnified Parties of the Third-Party Claim. After such notice from an Indemnifying Party to an Indemnified Party of its election to assume the defense of a Third-Party Claim, such Indemnified Parties shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses and all pertinent and material Information and materials in such Indemnified Party’s possession or under such Indemnified Parties’ control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that such access shall not require the Indemnified Parties to disclose any Information the disclosure of which would, in the reasonable judgment of the Indemnified Parties, result in the loss of any existing attorney-client privilege, attorney work-product protection or other applicable privilege or immunity with respect to such Information or violate any applicable Law (provided that the Indemnified Parties that would otherwise be required to disclose Information shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege, protection or immunity or violation of Law).

Notwithstanding anything to the contrary in this Section 6.5 or Section 6.10, in the event that (i) an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, (ii) there exists a conflict of interest or potential conflict of interest between the Indemnifying Party and the applicable Indemnified Party, (iii) any Third-Party Claim seeks an order, injunction or other equitable relief, relief for other than money damages against the Indemnified Party or asserts any criminal wrongdoing (excluding de minimis equitable relief incidental to the award of money damages), (iv) the Indemnifying Party shall not have employed counsel within thirty (30) calendar days after notice from the Indemnified Party of such Third-Party Claim, (v) the Indemnified Party’s exposure to Liability in connection with such Third-Party Claim is reasonably expected to exceed the Indemnifying Party’s exposure in respect of such Third-Party Claim taking into account the indemnification obligations hereunder or (vi) the party making such Third-Party Claim is a Governmental Authority with regulatory authority over the Indemnified Party or any of its material Assets, such Indemnified Party(ies) shall be entitled to assume the defense of such Third-Party Claim, at the Indemnifying Party’s expense, with counsel of such Indemnified Party’s choosing. If the Indemnified Party is conducting the defense against any such Third-Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all witnesses and all pertinent and material Information and materials in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnified Party; provided, however, that such access shall not require the Indemnifying Party to disclose any Information the disclosure of which would, in the reasonable judgment of the Indemnifying Party, result in the loss of any existing attorney-client privilege, attorney work-product protection or other applicable privilege or immunity with respect to such Information or violate any applicable Law (provided that the Indemnified Parties that would otherwise be required to disclose Information shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege, protection or immunity or violation of Law).

(d)   Settlement. The Indemnifying Party shall not be authorized to settle or compromise or consent to a settlement or compromise of, or the entry of any judgment arising from, any Third-Party Claims unless such settlement, compromise or entry of judgment (A) shall not encumber any of the Assets of any Indemnified Party or contain any restriction or condition that would apply to such Indemnified Party or to the conduct of that Person’s business (other than the payment of money), (B) does not result in any non-monetary remedy or relief being imposed upon the Indemnified Party, (C) does not contain or otherwise involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the Indemnified Party or any of its Affiliates, and (D) contains as a condition thereto, a complete release of the Indemnified Party. No settlement or entry of judgment in respect of any Third-Party Claim shall be consented to by any Indemnified Party without the express written consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned).

(e)   Notwithstanding anything herein to the contrary, Moon shall not be required to indemnify any SpinCo Indemnified Party for any Liability pursuant to Section 6.2 if and to the extent such Liability was reflected in the calculation of the Final Adjustment Amount.

Section 6.6   Additional Matters.

(a)   Indemnification or contribution payments in respect of any Liabilities for which an Indemnified Party is entitled to indemnification or contribution under this Article VI shall be paid by the Indemnifying Party to the Indemnified Party as such Liabilities are incurred upon demand by the Indemnified Party, including reasonably satisfactory documentation setting forth the basis for the amount of such payment (including where reasonably practicable an itemization of costs and expenses, attorney invoices and supporting documentation from other vendors in the form reviewed by the Indemnified Party, and any applicable orders, judgments or settlement agreements). The indemnity and contribution agreements contained in this Article VI shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnified Party or (ii) the knowledge by the Indemnified Party of Liabilities for which it might be entitled to indemnification or contribution under this Agreement.

(b)   Any claim for indemnification under this Article VI other than in respect of a Third-Party Claim shall be asserted by written notice given by the Indemnified Party to the Indemnifying Party, provided that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder except to the extent the Indemnifying Party has been actually prejudiced by such failure. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility for such indemnification obligation. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnified Party shall be free to pursue such remedies as may be available to such Indemnified Party pursuant to this Agreement and the other Transaction Documents, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution under this Agreement.

(c)   Except as otherwise agreed between Moon and SpinCo, all indemnification payments under this Agreement shall be made by Moon LuxCo to the SpinCo Borrower and by the SpinCo Borrower to Moon LuxCo. For U.S. federal (and applicable state, local and foreign) income tax purposes, each of Moon and SpinCo agrees to treat, and to cause its Subsidiaries to treat, (i) any payment required by this Agreement (other than payments of interest) as either a contribution by Moon LuxCo to the SpinCo Borrower or a distribution by the SpinCo Borrower to Moon LuxCo, as the case may be, occurring immediately prior to the Distribution or as a payment of an assumed or retained Liability; and (ii) any payment of interest as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in each case, except to the extent otherwise required by applicable Law or a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law).

(d)   Notwithstanding anything to the contrary herein, in no event shall any Party have any Liability pursuant to this Agreement for any lost profits or opportunity costs, or any special, punitive or consequential damages (except in any such case to the extent assessed in connection with a Third Party Claim or except in the case of consequential damages to the extent such damages are the reasonable and foreseeable result of the matter in question).

Section 6.7   Exclusive Remedy. The indemnification provisions of this Article VI shall be the sole and exclusive remedy of an Indemnified Party for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement (including with respect to the SpinCo Liabilities and the Excluded Liabilities) or any other Transaction Document (other than Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby. In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Affiliates, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person may have against the other Party and its Affiliates, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article VI. For the avoidance of doubt, the foregoing does not affect (a) either Party’s right to seek specific performance under this Agreement as provided in Section 9.10 and (b) either Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from fraud, and (c) any Transaction Document that expressly contains indemnification provisions or other remedies, which shall be subject to the indemnification or other remedy provisions contained therein and not this Article VI.

Section 6.8   Survival of Indemnities. The rights and obligations of each of Moon and SpinCo and their respective Indemnified Parties under this Article VI shall survive the sale or other transfer by any Party of any Assets or businesses or the permitted assignment by it of any Liabilities.

Section 6.9   Guarantees.

(a)   (i) Moon shall (with the reasonable cooperation of the applicable member(s) of the SpinCo Group) use its reasonable efforts to have any member(s) of the SpinCo Group removed as guarantor of or obligor for and released from any Excluded Liability, and (ii) SpinCo shall (with the reasonable cooperation of the applicable member(s) of the Moon Group) use its reasonable efforts to have any member(s) of the Moon Group removed as guarantor of or obligor for and released from any SpinCo Liability, including in respect of those guarantees set forth on Schedule 6.9(a) to the extent that they relate to SpinCo Liabilities.

(b)   To the extent required to obtain a removal or release from a guarantee described in and in accordance with Section 6.9(a) (a “Guarantee Release”):

(i)   of any member of the Moon Group, SpinCo or an appropriate member of the SpinCo Group shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to Moon, on or prior to the Distribution Time (and, to the extent any guarantee remains outstanding after the Distribution Time, for up to twelve (12) months after the Distribution Time), valid and binding written unconditional releases of Moon and its Subsidiaries (other than the members of the SpinCo Group), as applicable, from any Liability, whether arising before, on or after the Distribution Date, under the applicable guarantee, which shall be effective as of the Distribution Time, including by providing, as reasonably determined by SpinCo and Clover, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. SpinCo shall coordinate with Moon with respect to its initial contact with such beneficiaries, afford Moon a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep Moon reasonably informed of any discussions with such beneficiaries in which Moon does not participate.

(ii)   of any member of the SpinCo Group, Moon or an appropriate member of the Moon Group shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to SpinCo and Clover, on or prior to the Distribution Time (and, to the extent any guarantee remains outstanding after the Distribution Time, for up to twelve (12) months after the Distribution Time), valid and binding written unconditional releases of SpinCo and its Subsidiaries (other than the members of the Moon Group), as applicable, from any Liability, whether arising before, on or after the Distribution Date, under the applicable guarantee, which shall be effective as of the Distribution Time, including by providing, as reasonably determined by Moon, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request. Moon shall coordinate with SpinCo and Clover with respect to its initial contact with such beneficiaries, afford SpinCo and Clover a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep SpinCo and Clover reasonably informed of any discussions with such beneficiaries in which SpinCo and Clover do not participate.

(c)   If Moon or SpinCo is unable to obtain, or to cause to be obtained, any Guarantee Release, (i) the relevant member of the Moon Group or SpinCo Group, as applicable, that has assumed the Liability with respect to such guarantee shall indemnify and hold harmless the guarantor or obligor for any Liability to the extent arising from or relating thereto in accordance with the provisions of this Article VI and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all Excluded Liabilities or SpinCo Liabilities, as applicable, of such guarantor or obligor thereunder and (ii) with respect to such guarantee, each of Moon and SpinCo, on behalf of themselves and the members of their respective Groups, agree not to renew or extend the term of, increase its obligations under or transfer to a third Person, any loan, guarantee, lease, contract or other obligation for which the other Party or any member of the other Party’s Group is liable under such guarantee unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party.

Section 6.10   Management of Actions. This Section 6.10 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Moon Group are named as parties (other than Actions governed by the Tender Agreement, which shall be governed thereby and Indemnity Claims subject to Section 6.5 unless otherwise expressly provided therein), but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 6.10.

(a)   Management of SpinCo Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of, subject to Section 6.5(c), any Actions that constitute only SpinCo Liabilities or SpinCo Assets (“SpinCo Controlled Actions”). If an Action that constitutes solely a SpinCo Liability or a SpinCo Asset is commenced after the Distribution Time naming a member of the Moon Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Moon Group to be removed as a party to such Action. Except in the case of an Adversarial Action, no Party shall add the other Party to any Action pending as of or after the Distribution Time without the prior written consent of the other Party.

(b)   Management of Moon Controlled Actions. From and after the Distribution Time, the Moon Group shall direct the defense or prosecution of, subject to Section 6.5(c), any Actions that constitute only Excluded Liabilities or Excluded Assets (“Moon Controlled Actions”). If an Action that constitutes solely an Excluded Liability or an Excluded Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then Moon shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action. Except in the case of an Adversarial Action, no Party shall add the other Party to any Action pending as of or after the Distribution Time without the prior written consent of the other Party.

(c)   Management of Actions Naming Both SpinCo and Moon. Subject to Section 6.5(c) from and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Moon Group is named in an Action that is not a SpinCo Controlled Action, a Moon Controlled Action nor a Mixed Action (a “Separate Action”), each of SpinCo and Moon shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and Moon shall consult in good faith with each other regarding the management of the defense of each Separate Action.

(d)   Management of Mixed Actions. From and after the Distribution Time, (i) any Action set forth on Section 6.10(d) and (ii) any Action that constitutes both a SpinCo Liability or a SpinCo Asset, on the one hand, and an Excluded Liability or an Excluded Asset, on the other hand and that do not constitute a SpinCo Controlled Action nor a Moon Controlled Action (clauses (i) and (ii), “Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article VI), as determined in good faith by the Parties; provided that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against only a Party or Subsidiary of such Party, that Party shall be entitled to control the defense of the applicable claims against such Party. Notwithstanding the preceding sentence, if, despite one Party having a greater financial exposure in respect of a Mixed Action, the other Party reasonably considers that such Mixed Action will be materially detrimental to its competitive or commercial business prospects and wishes to manage such Action, the first Party with the greater financial exposure shall consider in good faith the other Party’s request for the second mentioned Party to manage such Mixed Action. The Parties shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, attorney work-product protection, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided that the failure to provide any such Information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Parties may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Parties) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Parties shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability and an Excluded Liability) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset and an Excluded Asset). In any Mixed Action, each of Moon and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Moon Business or the SpinCo Business, respectively; provided that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (A) if an adverse judgment is obtained with respect to a Mixed Action, the Parties shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Moon Business and the SpinCo Business; and (B) if a recovery is obtained with respect to a Mixed Action, the Parties shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.

(e)   Delegation of Rights of Recovery. To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

Section 6.11   Settlement of Actions. No Party managing an Action pursuant to Section 6.10 shall settle or compromise such Action (other than Moon with respect to Moon Controlled Actions and SpinCo with respect to SpinCo Controlled Actions, in each case, except as provided in Section 6.5(e)) without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party, such managing Party may nevertheless settle such Action in accordance with Section 6.5(e).

ARTICLE VII

OTHER AGREEMENTS

Section 7.1   Further Assurances.

(a)   In addition to the actions provided for elsewhere in this Agreement and the other Transaction Documents and the Merger Agreement, each of the Parties will cooperate with each other and shall (and will cause their respective Subsidiaries to), prior to, at and after the Distribution Time, use its reasonable best efforts to take, or to cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary on its part under applicable Law or Contracts to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.

(b)   Without limiting the foregoing and except as otherwise provided in any other Transaction Document, prior to, at and for twenty-four (24) months after the Distribution Time, each Party shall cooperate with the other Party, without any further consideration but from and after the Distribution Time at the expense of the requesting Party, to execute and deliver, or shall cause to be executed and delivered, all instruments, including instruments of conveyance, assignment, title and transfer, and use reasonable best efforts to obtain or make any Approvals or Notifications from or with any Governmental Authority or any other Person under any Permit, license, Contract or other instrument, and to take all such other actions as such Party may reasonably be requested to take by any other Party, consistent with the terms of this Agreement and the other Transaction Documents, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents and the transfers of the SpinCo Assets and the Excluded Assets and the assignment and assumption of the SpinCo Liabilities and the Excluded Liabilities and the other transactions contemplated hereby and thereby; provided, however, that except to the extent expressly provided in Section 7.4 or in any of the other Transaction Documents, neither Party shall be obligated pursuant to this Section 7.1 to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications. Without limiting the foregoing, except to the extent otherwise provided in any other Transaction Document, each Party will, at the reasonable request and expense of the other Party, take such other actions as may be reasonably necessary to vest in such other Party good and marketable title and rights to the Assets allocated to such other Party under this Agreement or any of the other Transaction Documents, if and to the extent it is practicable to do so.

(c)   At or prior to the Distribution Time, Moon and SpinCo in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by their respective Subsidiaries, as the case may be, to effectuate the transactions contemplated by this Agreement or any other Transaction Document.

(d)   Moon will inform and consult, or procure that its Subsidiaries inform and consult, the relevant employee representative bodies that are required to be informed and/or consulted as a result of or in connection with the transactions contemplated by this Agreement in accordance with applicable Law, and where relevant and necessary the applicable members of the Moon Group or SpinCo Group will use commercially reasonable efforts to enter into collective labor agreements in connection with the transactions contemplated by this Agreement.

Section 7.2   Confidentiality.

(a)   From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, Moon shall not, and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives, including attorneys, advisors and other representatives of any Person providing financing (collectively, “Representatives”), not to, directly or indirectly, disclose to any Person, other than Representatives of Moon or its Affiliates who reasonably need to know such information in providing services to any member of the Moon Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any SpinCo Confidential Information. If any disclosures are made in connection with providing services to any member of the Moon Group under this Agreement, any other Transaction Document or the Merger Agreement, then the SpinCo Confidential Information so disclosed shall be used only as required to perform the services or as otherwise provided in an applicable Transaction Document. Moon shall use the same degree of care to prevent the unauthorized use or disclosure of the SpinCo Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. “SpinCo Confidential Information” means any Information (i) to the extent relating to the SpinCo Business (including any confidential or proprietary Information included in the SpinCo Assets or SpinCo Contracts) furnished to or otherwise in the possession of any member of the Moon Group, including as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement or (ii) relating to Clover or its Affiliates furnished to any member of the Moon Group pursuant to the Confidentiality Agreement, in each case, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by Moon, any member of the Moon Group or their respective Representatives, to the extent they contain or otherwise reflect such Information; provided that SpinCo Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the Moon Group or any of its Representatives not otherwise permissible under this Section 7.2, (ii) Moon can demonstrate was or became available to Moon or any of its Representatives after the Distribution Time from a source other than SpinCo or its Representatives, provided that such source was not known by Moon to be bound by a contractual, legal or fiduciary obligation of confidentiality to SpinCo or any member of the SpinCo Group with respect to such Information, or (iii) is developed independently by a member of the Moon Group or any of its Representatives without use or reference to the SpinCo Confidential Information.

(b)   From and after the Distribution Time, subject to Section 7.2(c) and except as contemplated by this Agreement, any other Transaction Document or the Merger Agreement, SpinCo shall not, and shall cause its Affiliates and their respective Representatives not to, directly or indirectly, disclose to any Person, other than Representatives of SpinCo or its Affiliates who reasonably need to know such information in providing services to any member of the SpinCo Group, or use or otherwise exploit for its own benefit or for the benefit of any third Person, any Moon Confidential Information. If any disclosures are made in connection with providing services to any member of the SpinCo Group under this Agreement, any other Transaction Document or the Merger Agreement, then the Moon Confidential Information so disclosed shall be used only as required to perform the services. SpinCo shall use the same degree of care to prevent the unauthorized use or disclosure of the Moon Confidential Information by any of its Representatives as it currently uses for its own confidential information, but in no event less than a reasonable standard of care. “Moon Confidential Information” means any Information to the extent relating to the Moon Business furnished to or otherwise in the possession of any member of the SpinCo Group as a result of or in connection with the Reorganization or Distribution or the performance of any Transaction Document or the Merger Agreement, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by SpinCo, any member of the SpinCo Group or their respective Representatives, to the extent they contain or otherwise reflect such Information; provided that Moon Confidential Information does not include, and there shall be no obligation under this Agreement with respect to, Information that (i) is or becomes generally available to the public, other than as a result of a disclosure by any member of the SpinCo Group or any of its Representatives not otherwise permissible under this Section 7.2, (ii) SpinCo can demonstrate was or became available to SpinCo or any of its Representatives after the Distribution Time from a source other than Moon or its Representatives; provided that such source was not known by SpinCo to be bound by a contractual, legal or fiduciary obligation of confidentiality to Moon or any member of the Moon Group with respect to such Information, or (iii) is developed independently by a member of the SpinCo Group or any of its Representatives without use or reference to the Moon Confidential Information.

(c)   Notwithstanding the provisions of Section 7.2(a) and Section 7.2(b), Moon or its Representatives may disclose SpinCo Confidential Information, and SpinCo and its Representatives may disclose Moon Confidential Information: (i) to the extent such Party or such Representative is required or compelled to disclose any such Moon Confidential Information or SpinCo Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (ii) as required in connection with any Adversarial Action, (iii) as necessary in order to permit a Party to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (iv) as necessary for a Party to enforce its rights or perform its obligations under this Agreement, the Merger Agreement or any other Transaction Document or (v) to Governmental Authorities in accordance with applicable procurement regulations and contract requirements. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Moon Confidential Information or SpinCo Confidential Information is made pursuant to clause (i), (iii) or (v) above (other than with respect to any such Information furnished pursuant to the provisions of Article IV), as applicable, the Person receiving such request or demand or other disclosure requirement shall use commercially reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand shall take, and cause its Representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party or any of its Representatives that received such request or demand may thereafter disclose or provide any SpinCo Confidential Information or Moon Confidential Information, as the case may be, to the extent required by such Governmental Authority, stock exchange or applicable Law (as so advised by counsel).

(d)   Prior to the Distribution, notwithstanding anything to the contrary provided herein but without prejudice to whether any such device would constitute a SpinCo Asset, Moon shall be entitled to cause any Moon Confidential Information to be removed from personal computers or other devices owned or leased by

Moon or any of its Subsidiaries and used by a SpinCo Employee, including by replacing such device with a comparable device not containing Moon Confidential Information. To the extent such process has not been completed prior to the Distribution, SpinCo shall permit Moon to affect such removals or exchanges within three months following the Distribution Date, at Moon’s cost.

Section 7.3   Insurance Matters.

(a)   From and after the Distribution Time, except as expressly provided herein, the SpinCo Group and the SpinCo Business shall cease to be insured by Moon’s Insurance Policies. For the avoidance of doubt, Moon shall retain all rights to control its Insurance Policies, including the right to exhaust, settle, release, or otherwise resolve disputes with respect to any of its Insurance Policies notwithstanding whether any such Insurance Policies apply to any Liabilities of any member of the SpinCo Group; provided, however, that Moon shall take no action to commute, buy back or otherwise modify any Insurance Policy to which SpinCo is entitled to rights pursuant to Section 2.2(a)(vii), in a manner that would adversely affect the SpinCo Group or the SpinCo Business without the prior written consent of Clover (SpinCo Group), which consent will not be unreasonably withheld, or without making adequate provision for such rights of SpinCo Group or SpinCo businesses. For the avoidance of doubt, SpinCo shall be responsible for securing all Insurance Policies that it considers appropriate for the SpinCo Business and the operation thereof by the SpinCo Group and for promptly providing evidence thereof, as may be required, to third parties under any Contract. SpinCo agrees to arrange for its own Insurance Policies with respect to the SpinCo Business and the SpinCo Group covering all periods. SpinCo agrees, on behalf of itself and each member of the SpinCo Group, from and after the Distribution Time, not to seek through any means to benefit from and not to assert any right, claim or interest in, to or under, any Insurance Policies of any member of the Moon Group, except as permitted under Section 7.3(b) or the Tender Agreement.

(b)   For any claim asserted against SpinCo or any other member of the SpinCo Group after the Effective Time arising out of any occurrence, claim, loss, injury or damage taking place prior to the Effective Time (“Post-Closing Claims”), SpinCo and each other member of the SpinCo Group may access coverage under the Pre-Closing Occurrence-Based Policies for such claims (it being understood that any retrospective premiums, deductibles or similar obligations arising from such any corresponding insurance claims by or on behalf of any member of the SpinCo Group under the Pre-Closing Occurrence-Based Policies shall be borne by the SpinCo Group). From and after the Effective Time, if SpinCo or any member of the SpinCo Group determines to submit a Post-Closing Claim for coverage under the Pre-Closing Occurrence-Based Policies, SpinCo shall provide a written request to Moon and shall promptly thereafter provide Moon with all information to be included with such Post-Closing Claim. Moon shall promptly, following receipt of such information, submit the applicable Post-Closing Claim under the applicable Pre-Closing Occurrence-Based Policies. Moon thereafter shall use its best efforts to secure insurance coverage for SpinCo/Clover for the Post-Closing Claim under the Pre-Closing Occurrence-Based Policies. In doing so, Moon will undertake reasonable best efforts to get its insurers to accept and pay defense and indemnity costs for the Post-Closing Claim, but in no event will Moon guarantee results and in no event will Moon be liable for Post-Closing Claim costs that are not covered by insurance. In no event will Moon be obligated to initiate at its own costs or bear the costs of coverage litigation. Nor shall Moon be obligated to initiate any coverage litigation that would adversely affect Moon’s rights. No SpinCo Group Member shall be entitled to make claims directly to any Pre-Closing Occurrence-Based Policies and in connection with any Post-Closing Claim. SpinCo or the other member(s) of the SpinCo Group shall be responsible for the satisfaction or payment of any applicable retention, deductible or retrospective premium with respect to any Post-Closing Claim. Subject to the immediately following sentence, any Insurance Proceeds received by a member of the Moon Group in respect of a Post-Closing Claim shall be promptly transmitted to SpinCo or another member of the SpinCo Group designated by SpinCo. In the event that a Post-Closing Claim is a Mixed Action or a Mixed Asbestos Claim (as defined in the Tender Agreement) for which Moon or its Subsidiaries and SpinCo or other member of the SpinCo Group are seeking coverage under Pre-Closing Occurrence-Based Policies, and the limits under an applicable Pre-Closing Occurrence-Based Policy are not sufficient to fund all covered claims of SpinCo or any other member of the SpinCo Group (as applicable) and Moon or its Subsidiaries (as applicable), amounts due under such a Pre-Closing Occurrence-Based Policy shall be paid to the respective Persons in proportion to the amounts that otherwise would be due were the limits of liability infinite.

(c)   Nothing in this Section 7.3 will be construed to alter or limit in any way the indemnity obligations of the Parties, including those in this Agreement or any other Transaction Document.

(d)   For the avoidance of doubt, notwithstanding anything in this Section 7.3 to the contrary, insurance coverage rights and obligations with respect to Excluded Asbestos Liabilities and Specified Asbestos Liabilities are governed by the Tender Agreement.

Section 7.4   Separation Expenses.

(a)   Except as otherwise expressly set forth in this Agreement, the Merger Agreement or in any other Transaction Document, the out-of-pocket fees, costs and expenses of Moon, SpinCo and the members of their respective Groups (i) incurred in connection with the Reorganization, the Distribution and the other transactions contemplated by this Agreement (including the transactions contemplated by Section 2.4 and Section 2.5) and the other Transaction Documents, (ii) incurred as Set-Up Costs (as defined in the Transition Services Agreement), (iii) incurred for the provision of post-termination assistance pursuant to Section 5.6 of the Transition Services Agreement or (iv) incurred in connection with the actions or activities set forth in Schedule 2.13 (except as otherwise expressly provided therein), shall in each case be borne as provided in Schedule 7.4. In the event of any conflict between a Transaction Document and an allocation of expenses expressly provided in Schedule 7.4, Schedule 7.4 shall control.

Section 7.5   Transaction Documents.

(a)   Effective on or prior to the Distribution Time, each of Moon and SpinCo will, or will cause the applicable members of its Group to, execute and deliver the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Real Estate Matters Agreement, the Intellectual Property Matters Agreement, the Trademark License Agreement, the Supply Agreements, the Headquarters Lease and the Tender Agreement. In the event that the provisions of any of the other Transaction Documents conflict with the provisions of this Agreement, the provisions of such other agreement or agreements shall govern with respect to the subject matter addressed thereby to the extent of such conflict. Specifically, the Parties intend that, to the extent set forth in such other Transaction Document and unless otherwise provided therein, (i) the representations, warranties, covenants or agreements between the Parties with respect to Taxes or other Tax matters (including indemnification for Taxes and control of any Tax Contest (as defined in the Tax Matters Agreement)) shall be governed exclusively by the Tax Matters Agreement (provided that, for the avoidance of doubt, the covenants and agreements contained in this Agreement to the extent expressly addressing Taxes or other Tax matters, including Section 2.4(e), Section 2.5(e), Section 2.7(d), Section 2.8(f), Section 3.3(e) and Section 6.6(c), shall apply in accordance with their terms and nothing in this clause (i) shall be interpreted as affecting the applicability of, or the rights and obligations set forth in, such provisions), (ii) the representations, warranties, covenants or agreements (including agreements as to the allocation of Assets and Liabilities, to the extent addressed therein) between the Parties with respect to employment matters or matters relating to compensation and benefits shall be governed exclusively by the Employee Matters Agreement, (iii) the representations, warranties, covenants or agreements between the Parties with respect to real property matters (including agreements as to the allocation of Assets and Liabilities, to the extent addressed therein) shall be governed exclusively by the Real Estate Matters Agreement, (iv) the representations, warranties, covenants or agreements between the Parties with respect to the subject matters contemplated by the Trademark License Agreement shall be governed exclusively by the Trademark License Agreement, (v) the representations, warranties, covenants or agreements between the Parties with respect to the subject matters contemplated by the Intellectual Property Matters Agreement shall be governed exclusively by the Intellectual Property Matters Agreement and (vi) the representations, warranties, covenants or agreements between the Parties with respect to the subject matters contemplated by the Tender Agreement shall be governed exclusively by the Tender Agreement; provided that, in each case, the representations, warranties, covenants or agreements referred to in this sentence shall refer to the representations, warranties, covenants or agreements set forth in the applicable Transaction Document.

(b)   Prior to the Distribution Time, with respect to any Transaction Document that has not yet been executed, but for which the form of such Transaction Document attached hereto expressly contemplates covenants or other agreements that on their face would be operative prior to the Distribution Time if such Transaction Document had been executed by the parties thereto as of the date hereof, then notwithstanding the fact that such Transaction Document has not yet been executed by the parties thereto, the Parties agree on behalf of themselves and their respective Affiliates that all such provisions are incorporated herein by reference, mutatis mutandis, and shall be operative prior to the Distribution Time as if such Transaction Document had been executed with respect to such provisions prior to the relevant time.

Section 7.6   Permits. The Moon Group shall cooperate with the SpinCo Group and take all actions that are reasonably necessary or advisable to finalize or effectuate the transfer of a Permit to the SpinCo Group that is designated as a SpinCo Asset and that is not already transferred to a member of the SpinCo Group as of the Distribution Time. The SpinCo Group shall cooperate with the Moon Group and take actions that are reasonably necessary or advisable to finalize or effectuate the transfer of a Permit to the Moon Group that is designated as an Excluded Asset and that is not already transferred to a member of the Moon Group as of the Distribution Time. The Moon Group and the SpinCo Group agree to cooperate with each other regarding the allocation of responsibilities for Permits at shared real properties shared between members of the Moon Group and the SpinCo Group. If any Permit cannot be transferred then during the pendency of transferring such Permit, the Parties shall use their reasonable best efforts to develop and implement arrangements to pass along to the SpinCo Group the ability to continue to operate the SpinCo Business as presently conducted under the terms of any such permit. Notwithstanding the foregoing, except to the extent expressly provided in this Agreement (including Section 7.4) or in any of the other Transaction Documents, neither Party shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to effect the transfer of any permit.

ARTICLE VIII

Section 8.1   Dispute Resolution Procedures. (a) Each Party shall appoint a representative who shall be responsible for administering this dispute resolution provision (the “Appointed Representative”).

(b)   Except as otherwise provided in this Agreement or in any other Transaction Document, and without limiting the rights of any Party under Section 9.10, in the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity, termination or breach of this Agreement or any other Transaction Document or otherwise arising out of, or in any way related to, this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (collectively, the “Separation Agreement Disputes”), the Appointed Representatives shall negotiate in good faith for a reasonable period of time to settle such Separation Agreement Dispute; provided, however, that: (i) such reasonable period shall not, unless otherwise agreed to by the relevant Parties in writing, exceed twenty (20) days from the time of receipt by a Party of written notice of such Separation Agreement Dispute; and (ii) the relevant employees from both Parties with knowledge and interest in the dispute shall first have tried to resolve the differences between the Parties; provided, further, that prior to the Effective Time, no Separation Agreement Dispute may be settled without the prior written consent of Clover. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions in connection with efforts to settle an Separation Agreement Dispute that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose, but shall be considered as to have been disclosed for settlement purposes.

ARTICLE IX

MISCELLANEOUS

Section 9.1   Corporate Power; Facsimile Signatures.

(a)   Moon represents on behalf of itself and on behalf of other members of the Moon Group, and SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, as follows:

(i)   each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and each other Transaction Document to which it is a Party and to consummate the transactions contemplated hereby and thereby; and

(ii)   this Agreement and each Transaction Document to which it is a Party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b)   Notwithstanding any provision of this Agreement or any other Transaction Document, neither Moon nor SpinCo shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Moon or SpinCo, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

Section 9.2   Governing Law; Submission to Jurisdiction; Waiver of Trial.

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents, to the fullest extent permitted by Law, to service of process in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2(c).

Section 9.3   Survival of Covenants. Except as expressly set forth in this Agreement, any other Transaction Document or the Merger Agreement, the covenants and other agreements contained in this Agreement and each other Transaction Document, a liability for the breach of any obligations contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

Section 9.4   Waivers of Default. Any Party may, at any time prior to the Closing, by action taken by its board of directors, a committee thereof or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 9.11) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided, that, unless the Merger Agreement shall have been terminated in accordance with its terms, any such waiver, amendment or modification by SpinCo shall be subject to the prior written consent of Clover (except as otherwise provided in Section 2.1(d) and subject to the consent standards therein). No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 9.5   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, on or prior to the Distribution Date, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay Steven J. Williams

and, in the case of SpinCo, with a copy to:

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner Mark Pflug

If, following the Distribution Date, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner Mark Pflug

Section 9.6   Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. Except for a termination described in the immediately preceding sentence, prior to the Effective Time, SpinCo shall not agree to terminate this Agreement without the prior written consent of Clover. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.

Section 9.7   Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 9.8   Entire Agreement. This Agreement, the other Transaction Documents, the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement) including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 9.9   Assignment; No Third-Party Beneficiaries. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties (provided that prior to the Effective Time, SpinCo shall not assign this Agreement without the prior written consent of Clover). Any attempted assignment or delegation in breach of this Section 9.9 shall be null and void, except that (without limiting any other provision of this Agreement, the Merger Agreement or any other Transaction Agreement) a Party may assign any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of such Party or in connection with a merger transaction in which such Party is not the surviving entity; provided, however, that in each case, no such assignment shall release such Party from any liability or obligation under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Article VI with respect to Indemnified Parties (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that Clover shall be a third-party beneficiary of the rights of Clover as provided in this Agreement and the other Transaction Documents.

Section 9.10   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document (except as otherwise provided therein), the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement or such other Transaction Document. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 9.11   Amendment. No provision of this Agreement or any other Transaction Document (except as otherwise provided herein or therein, including as provided in Section 2.1(d)) may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Clover (except as otherwise provided in Section 2.1(d)).

Section 9.12   Rules of Construction. Unless the context of this Agreement otherwise requires:

(a)   (A) Words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive.

(b)   References to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

Section 9.13   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 9.14   Performance. Moon will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the Moon Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 9.14 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

INGERSOLL-RAND PLC

By:	/s/ David C. Butow
	Name:	David C. Butow
	Title:	Vice President and General Counsel, Climate Segment
INGERSOLL-RAND U.S. HOLDCO, INC.

By:	/s/ David C. Butow
	Name:	David C. Butow
	Title:	Assistant Secretary

[Signature Page to Separation and Distribution Agreement]

EXHIBIT A

EXECUTION VERSION

TRANSITION SERVICES AGREEMENT

by and between

INGERSOLL-RAND PLC

and

INGERSOLL-RAND U.S. HOLDCO, INC.

dated as of

[•], 2019

Page
ARTICLE I TRANSITION SERVICES

1.1.	Transition Services	B-A-1
1.2.	Subcontractors	B-A-3
1.3.	Period Transition Services Will Be Provided	B-A-3
1.4.	Service Suspensions	B-A-3
1.5.	Term	B-A-4
1.6.	Commingling of Cash	B-A-4
1.7.	Intellectual Property	B-A-4
1.8.	Books and Records	B-A-5

ARTICLE II COMPENSATION FOR TRANSITION SERVICES

2.1.	Fees	B-A-5
2.2.	Set-Up Costs	B-A-5
2.3.	Payment Terms	B-A-5
2.4.	Audit Rights	B-A-6
2.5.	Third-Party Consents; Contravention	B-A-6

ARTICLE III GOVERNANCE AND DISPUTES

3.1.	Cooperation, Information and Access; Monthly Meeting	B-A-7
3.2.	Dispute Resolution	B-A-8

ARTICLE IV DISCLAIMERS; LIMITATION OF LIABILITY; INDEMNIFICATION

4.1.	Disclaimers	B-A-9
4.2.	Limitation of Liability	B-A-9
4.3.	Indemnification	B-A-10

ARTICLE V TERMINATION

5.1.	Termination of Transition Services	B-A-10
5.2.	Effect of Termination of Service	B-A-11
5.3.	Force Majeure Event	B-A-11
5.4.	Survival Upon Expiration or Termination	B-A-11
5.5.	Actions Upon Termination	B-A-12
5.6.	Transition and Post Termination Assistance	B-A-12

B-A-i

Page
ARTICLE VI NOTICES AND DEMANDS

6.1.	Notices	B-A-12

ARTICLE VII MISCELLANEOUS

7.1.	Relationship of the Parties	B-A-13
7.2.	Employees	B-A-13
7.3.	Interpretation	B-A-13
7.4.	Assignment	B-A-14
7.5.	Confidentiality	B-A-14
7.6.	Severability	B-A-14
7.7.	Third Party Beneficiaries	B-A-14
7.8.	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	B-A-14
7.9.	Specific Performance	B-A-15
7.10	Captions; counterparts	B-A-15
7.11.	Entire Agreement	B-A-15
7.12.	Amendments and Waivers	B-A-16
7.13.	Remedies Cumulative	B-A-16

Exhibits

Exhibit A	Services Schedule

Exhibit B	Excluded Services

Exhibit C	Annual Cost Caps Schedule

B-A-ii

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (the “Agreement”), dated as of [Closing Date], is entered into by and between Ingersoll-Rand plc, a Republic of Ireland public limited company (“Moon”), and Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (“SpinCo”). Both Moon and SpinCo may be individually referred to herein as a “Party” or collectively as the “Parties.”

WHEREAS, Moon, SpinCo, Gardner Denver Holdings, Inc. (“Clover”) and Charm Merger Sub Inc. are parties to that certain Merger Agreement, dated as of April 30, 2019, as may be amended form time to time (the “Merger Agreement”), and Moon and SpinCo are parties to that certain Separation and Distribution Agreement, dated as of April 30, 2019, as may be amended form time to time (the “Separation and Distribution Agreement”);

WHEREAS, capitalized terms used and not otherwise defined herein shall have the respective meanings given such terms in the Separation and Distribution Agreement or, if not defined therein, the Merger Agreement;

WHEREAS, as contemplated by the Separation and Distribution Agreement, Moon and its Affiliates are willing to provide (or cause to be provided) to SpinCo and its Affiliates and SpinCo and its Affiliates are willing to provide (or cause to be provided) to Moon and its Affiliates, certain transition services (as further described below, the “Transition Services”) on the terms and conditions set forth herein; and

WHEREAS, (i) references to “Provider” herein shall mean (A) Moon with respect to Transition Services provided to SpinCo or its Affiliate, and (b) SpinCo with respect to Transition Services to be provided to Moon or its Affiliate; and (ii) references to “Recipient” herein shall mean (A) SpinCo with respect to Transition Services being provided to it by Moon or its Affiliate and (B) Moon with respect to Transition Services being provided to it by SpinCo or its Affiliate.

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE I

TRANSITION SERVICES

1.1.   Transition Services.

(a)   In accordance with the terms of this Agreement, Provider shall perform or cause its Affiliates to perform for Recipient or its Affiliates the Transition Services set forth in the Services Schedules attached as Exhibit A hereto (the “Services Schedule”, the term “Services Schedule” also includes any additional or supplemental Services Schedules mutually agreed to by the Parties in accordance with this Agreement).

(b)   Provider shall perform, or cause to be performed by one or more of its Affiliates, the Transition Services (i) in accordance with this Agreement and, in any event, in compliance with applicable Law; (ii) (A) in all cases in a professional and workmanlike manner and (B) at a scope, quantity and service level (x) as specified in the Services Schedule, or (y) if or to the extent not specified in the Services Schedule, then at a substantially similar scope, quantity and service level with which the Transition Services have been provided by Moon and its Affiliates during the period commencing twelve (12) months prior to the date of the Merger Agreement until the Closing Date, (the “Reference Period”); and (iii) in a manner that is non-discriminatory compared to the way in which Provider provides the same or similar services to itself and its Affiliates, including in respect of the prioritization of the provision of Transition Services relative to such same or similar services. Provider agrees to (i) assign sufficient resources and qualified personnel as are reasonably required to perform the Transition Services and (ii) subject to Provider’s security and other access protocols and policies, provide access to existing tangible assets, equipment and infrastructure, if applicable, in good condition and working order, ordinary wear and tear excepted, in each case, as are reasonably required to perform the Transition Services. Each Transition Service shall be provided at the location or locations specified in the “Geography” column set forth opposite each Transition Service in the Services Schedule, or, if not specified in the Services Schedule, then at the location or locations at which such Transition Service has been provided by Moon and/or its Affiliates during the Reference Period. Unless otherwise agreed by the Parties in a Service Schedule, neither Provider nor any of its Affiliates shall be required to provide any Transition Service in a location other than where such Transition Service was performed prior to the Closing. Neither Provider nor any of its Affiliates will be required to render any

B-A-1

Transition Services in a particular location that would necessitate that Provider or any of its Affiliates qualify to do business in any location or jurisdiction other than the current locations and jurisdictions where Provider or any such Affiliate, as applicable, does business as of the Effective Date.

(c)   Recipient agrees that the Transition Services are for the sole use and benefit of Recipient and its Affiliates, in each case, solely with respect to the SpinCo Business or the Moon Business, as applicable. Neither Recipient nor any of its Affiliates shall resell any of the Transition Services to any Person whatsoever and shall not permit the receipt or use of the Transition Services by any Person other than for the conduct of the SpinCo Business or the Moon Business, as applicable. For the avoidance of doubt, except as set forth in a Service Schedule executed by each Party or as expressly provided herein, neither Provider nor any of its Affiliates shall be obligated to provide any other services to Recipient or any of its Affiliates.

(d)   Each Transition Service shall include all functions, responsibilities, activities and tasks, and the materials, documentation, resources, rights and licenses to be used, granted or provided by Provider that are not specifically described in this Agreement as part of such Transition Service, but have been incidental to, and were considered an inherent part of, or necessary subpart included within, such Transition Service during the Reference Period or are otherwise necessary to such Transition Service.

(e)   Upon reasonable advance notice to Recipient or its Affiliate (as applicable), Provider may (or may cause its Affiliates to) modify the manner, quality or standard of care of a Transition Service to conform to modifications in the manner, quality or standard of care that Provider or its Affiliates generally provide such Transition Service to other operations, businesses or divisions of Provider and its Affiliates or as required by a contract with a third party, so long as such modifications would not result in (x) Recipient or its Affiliates generally being treated less favorably than Provider or its Affiliates with respect to the other operations, businesses or divisions of Provider and its Affiliates receiving such Transition Service in any material respect, (y) Recipient or its Affiliates losing the benefit of such Transition Service or (z) Recipient being charged additional Costs that are not imposed on a non-discriminatory basis as compared to other operations, businesses or divisions of Provider; provided, that with respect to any Transition Service of which Recipient and its Affiliates are the users of more than 50% of the Transition Service in question, any such modification shall require the consent of Recipient (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding the foregoing, the restrictions in clauses (x), (y) and (z) above shall not apply when the relevant modification is required to comply with applicable Law.

(f)   If, within six (6) months of the Closing, SpinCo identifies any service not included in the Services Schedule (other than a service listed on Exhibit B as an Excluded Service (an “Excluded Service”)) that was provided to the SpinCo Business by Moon or any of its Affiliates at any time during the Reference Period (other than any such service provided during such period outside of the ordinary course of business in connection with the transactions contemplated by the Separation and Distribution Agreement), either directly or indirectly through third-party service providers, which service (i) Moon or its Affiliates continues to provide with respect to any operations, businesses or divisions of the Moon Group, (ii) SpinCo is not already receiving from a third-party service provider and (iii) SpinCo reasonably believes is necessary for the operation or conduct of the SpinCo Business following the Closing in substantially the same manner as the SpinCo Business was operated or conducted during the Reference Period, then promptly following a written notice from SpinCo to Moon to such effect and describing such service, the Parties shall promptly provide for such service to be included hereunder such that Moon or its Affiliates will provide (or arrange for the provision of) such service to SpinCo and its Affiliates in accordance with the terms of this Agreement. The compensation associated with any such service shall be determined in accordance with the terms set forth in Section 2.1. The Parties shall negotiate and document the terms of such service in a supplemental Services Schedule, which Services Schedule shall describe in reasonable detail the nature, scope, service period(s) and other terms applicable to such service.

(g)   If, within six (6) months of the Closing, Moon identifies any service not included in the Services Schedule (other than an Excluded Service) that was provided to the business of Moon and its Affiliates by the SpinCo Business at any time during the Reference Period (other than any such service provided during such period outside of the ordinary course of business in connection with the transactions contemplated by the Separation and Distribution Agreement), either directly or indirectly through third-party service providers, which service (i) SpinCo or its Affiliates continues to provide with respect to any operations, businesses or divisions of the SpinCo Group or Clover Group, (ii) Moon is not already receiving from a

B-A-2

third-party service provider and (iii) Moon reasonably believes is necessary for the operation or conduct of the business of Moon and its Affiliates following the Closing in substantially the same manner as such business was operated or conducted during the Reference Period, then promptly following a written notice from Moon to SpinCo to such effect and describing such service, the Parties shall promptly provide for such service to be included hereunder such that SpinCo or its Affiliates will provide (or arrange for the provision of) such service to Moon and its Affiliates in accordance with the terms of this Agreement. The compensation associated with any such service shall be determined in accordance with the terms set forth in Section 2.1. The Parties shall negotiate and document the terms of such service in a supplemental Services Schedule, which Services Schedule shall describe in reasonable detail the nature, scope, service period(s) and other terms applicable to such service.

1.2.   Subcontractors. Provider may, directly or through one or more Affiliates, hire or engage one or more subcontractors or other third-party service providers (each, a “Subcontractor”) to perform any of the Transition Services (a) to the extent that such Transition Service was subcontracted or a subcontractor was utilized during the Reference Period or has been used during the Term or such third party is subcontracted or utilized at the same time to provide substantially the same services to Provider or its Affiliates or (b) upon the prior written consent of Recipient (which may not be unreasonably withheld, conditioned or delayed); provided, that (i) Provider and its Affiliates shall remain primarily responsible for the acts and omissions of each Subcontractor as if they were Provider’s or such Affiliates’ own acts and omissions, including each Subcontractor’s compliance with the terms of this Agreement, (ii) Provider shall be responsible for ensuring, and for causing its Affiliates to ensure, that the performance standards set forth in Section 1.1(b) are satisfied with respect to any Transition Service provided by any such Subcontractor, (iii) the use of any such Subcontractor shall not increase (but may reduce) any fees or other payments payable by the Recipient hereunder, as compared to the fees and other payments if Provider or its Affiliates were to provide such Transition Services itself, and (iv) except as otherwise expressly provided herein, Provider or its relevant Affiliate shall be responsible for any payment or other termination fees due to such Subcontractor in the event Provider or such Affiliate changes or replaces such Subcontractor. Notwithstanding the foregoing, if Provider did not use a Subcontractor for a Transition Service during the Reference Period or during the Term, and either (x) Recipient and its Affiliates are the users of more than 50% of the Transition Service in question or (y) the use of a Subcontractor would result in the early termination of a secondment arrangement contemplated by Section 3.01(b) of the Employee Matters Agreement (as defined in the Separation and Distribution Agreement), then the use of such Subcontractor shall require the prior written consent of Recipient (which may not be unreasonably withheld, conditioned or delayed).

1.3.   Period Transition Services Will Be Provided. Each Transition Service shall be provided beginning as of the Closing Date (or such later date as such Transition Service is added to the Services Schedule pursuant to Section 1.1(f) or Section 1.1(g), as applicable) and shall continue through the expiration of the term relating to such Transition Service as set forth in the Services Schedule or if no expiration date for such Transition Service is stated therein, such Transition Service will continue for the Term, unless (a) this Agreement is terminated in its entirety by the Parties in accordance with Section 1.5, (b) this Agreement or such Transition Service is terminated, in whole or in part, in accordance with ARTICLE V, (c) Provider discontinues such Transition Service pursuant to Section 2.5 or (d) otherwise mutually agreed by the Parties in writing.

1.4.   Service Suspensions. Recipient acknowledges that the Transition Services may, from time to time, in the reasonable discretion of Provider, be interrupted, suspended, allocated or reduced in whole or in part for (a) ordinary course or necessary modifications or maintenance relating to the Transition Services or (b) any other reasonable matters to the extent such matters equally affect other operations, businesses or divisions of Provider or its Affiliates receiving the same services (the “Service Suspensions”); provided, however, that (x) Provider shall conduct (and shall cause its Affiliates to conduct) any Service Suspension for the Transition Services, including with respect to bringing systems and services back online, on a non-discriminatory basis as compared to other operations, businesses or divisions of Provider and its Affiliates, and (y) Provider shall notify (or cause its Affiliate to notify) Recipient or its applicable Affiliate of such Service Suspensions consistently with the manner in which it notifies its and its Affiliates’ businesses of the same Service Suspensions but, in any event, Provider shall give (or cause its Affiliate to give) Recipient or its applicable Affiliate reasonable advance notice of any planned Service Suspension, provided that, in the event of any unplanned Service Suspension for which advance notice is not practicable, Provider shall give (or cause its Affiliate to give) Recipient or its applicable Affiliate prompt notice thereof. Provider shall consider (or shall cause its Affiliate to consider) in good faith the impact of any such Service Suspension on Recipient or its applicable Affiliate and cooperate (or cause its

B-A-3

Affiliate to cooperate) in good faith with Recipient or its applicable Affiliate and use commercially reasonable efforts to minimize any adverse consequences to Recipient or its applicable Affiliate consistent with the manner in which it does so for its and its Affiliates’ businesses. Provider shall keep (or shall cause its Affiliate to keep) Recipient or its applicable Affiliate reasonably and promptly informed of the status and progress of any Service Suspension.

1.5.   Term.

(a)   The term of this Agreement (the “Term”) shall commence as of the Closing Date and shall continue until the date that is the end of the calendar month that is the twenty-fourth (24th) full calendar month after the Closing Date (the “Expiration Date”), unless, subject to Section 1.5(b), this Agreement is earlier terminated in its entirety by the Parties in accordance with ARTICLE V or the Parties agree in writing to extend the Term.

(b)   Notwithstanding anything to the contrary in this Agreement or the Services Schedules, in no event shall Provider or its Affiliates have any obligation to provide any Transition Service beyond the Expiration Date or, if earlier, the term of such Transition Service as set forth in the applicable Services Schedule; provided, however, Recipient may, with ninety (90) days prior written notice, extend the term of such Transition Service (or, for any Transition Service identified in the applicable Services Schedule as being required to be extended or terminated as a group, with respect to such group of Transitional Services), for a period of up to six months, if Recipient determines in good faith such extension is reasonably necessary for the operation of Recipient’s business. The Parties acknowledge and agree that any actual and reasonable increase to Provider or its Affiliates in the actual cost of providing a Transition Service may be charged to Recipient on a pass-through basis during the period of any extension to the extent such actual and reasonable increase is applied on a non-discriminatory basis as compared to other operations, businesses or divisions of Provider.

1.6.   Commingling of Cash. To the extent Provider or any of its Affiliates shall have charge or possession of Recipient’s or any of its Affiliates’ cash or cash equivalents in connection with the provision of the Transition Services, Provider or its Affiliate shall (i) hold such cash or cash equivalents in the name and for the benefit of Recipient or its Affiliate and (ii) separately maintain, and not commingle, such cash or cash equivalents with any cash or cash equivalents of Provider or any of its Affiliates or any other Person.

1.7.   Intellectual Property. Provider (on behalf of itself and its Affiliates) hereby grants to Recipient and its Affiliates a limited, non-exclusive, royalty-free, fully paid-up non-assignable and non-sublicensable (except to applicable Subcontractors) license to use any Intellectual Property Rights owned or sublicensable (without consent by or payment of any amounts to any third party) by Provider or its Affiliates, in each case solely if and to the extent such use is necessary for Recipient or its Affiliates to receive the Transition Services hereunder. Except as expressly provided in this Agreement, the Merger Agreement or the Separation and Distribution Agreement, neither Party shall acquire any right, title or interest in the other Party’s Intellectual Property Rights by reason of the provision or receipt of the Transition Services. If Provider or any of its Affiliates creates any improvements or derivative works of Recipient’s or any of its Affiliates’ Intellectual Property Rights in the course of performing the Transition Services (“Improvements”), Recipient or such applicable Affiliates shall solely and exclusively own all rights in the same. If, in the course of providing any Transition Service, Provider or any of its Affiliates creates or develops any Intellectual Property Rights that are primarily related to Recipient’s business in connection with such Transition Service for or on behalf of Recipient or any of its Affiliates (“Newly Developed IP”), then, as between the Parties, such Newly Developed IP shall be solely and exclusively owned by Recipient or such applicable Affiliates upon creation or development, together with any Improvements, and shall be deemed a “work made for hire” under applicable Law. Without limiting the generality of the foregoing, to the extent any such Improvements or Newly Developed IP would not qualify as a “work made for hire” under applicable Law, Provider (on behalf of itself and its Affiliates) hereby irrevocably assigns and transfers (and shall cause its Affiliates to assign and transfer) to Recipient (or any of its Affiliates designated by Recipient) all of the right, title and interest in, to and under such Improvements or Newly Developed IP. To the extent any such Improvements or Newly Developed IP (i) that are owned by SpinCo hereunder, relate to the Moon Business as of immediately prior to the Distribution Time, any such Improvements or Newly Developed IP shall be deemed included in the definition of “SpinCo Licensed IP” or (ii) that are owned by Moon hereunder, relate to the SpinCo Business as of immediately prior to the Distribution Time, any such Improvements or Newly Developed IP shall be deemed included in the definition of “Moon Licensed IP”,

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in each case under the Intellectual Property Matters Agreement and licensed to the other Party and its applicable Affiliates thereunder. The Parties shall take any and all actions and execute any and all other documents reasonably necessary to perfect, confirm and record the ownership of such Intellectual Property Rights as contemplated in this Section 1.7.

1.8.   Books and Records. During the Term and for three (3) years thereafter (but without limitation to the provisions of the Merger Agreement or the Separation and Distribution Agreement or any other Transaction Document), Provider shall (and shall cause its Affiliates to) keep accurate and complete, in all material respects, books and records relating to the provision of the Transition Services, including with respect to all Costs incurred in providing such Transition Services and reasonable supporting documentation (subject to Provider’s records retention policies, as such policies may be amended or otherwise modified from time to time), provided that the terms of Section 5.5 governing return of Recipient’s and its Affiliates’ records and data will control in the event of a termination of this Agreement. Provider shall (and shall cause its Affiliates to) make such books and records and documentation (including financial data required for filings and audits, in either electronic or paper form) available to Recipient and its Affiliates, at the cost of Recipient, (i) upon reasonable written request, during normal business hours, (ii) subject to reasonably imposed security procedures and limitations and (iii) subject to compliance with Article IV of the Separation and Distribution Agreement.

ARTICLE II

COMPENSATION FOR TRANSITION SERVICES

2.1.   Fees. As consideration for each Transition Service actually received by Recipient and its Affiliates, Recipient shall pay, or cause its Affiliates to pay, to Provider (or any of its Affiliates designated by Provider) for such Transition Service an amount equal to the cost of such Transition Service as set forth on the Services Schedule, provided, that the cost of each Transition Service will be based upon the allocated cost of such service included in the “Transferring Corporate Costs vSent” (located in file 1.8.1 in the SpinCo Datasite (as defined in the Merger Agreement)), provided, further, that, notwithstanding the foregoing, the aggregate annual amounts payable pursuant to this Section 2.1 shall not exceed the “Total Annual Costs Cap” as set forth on Exhibit C.

2.2.   Set-Up Costs. All fees, costs and expenses for the preparation and setting up activities described in Section 7.21(b) of the Merger Agreement (which are commonly referred to as transition services “set-up costs”) (“Set-Up Costs”), including any one-time license fees, one time set-up fees for software and engaging any third-party consultants to assist with such implementation and initiation, shall be borne as provided in Section 7.4 to the Separation and Distribution Agreement. To the extent that a Party or any of its Affiliates actually incurs any fees, costs or expenses which are Set-Up Cost allocated to the other Party, such Party shall reimburse (or cause its Affiliates to reimburse) the party incurring such amounts (and the provisions of Section 2.3 shall apply in respect of such reimbursements, mutatis mutandis). For the avoidance of doubt, this Section 2.2 shall not apply with respect to Approvals and Notifications, which matters are addressed in Section 2.5.

2.3.   Payment Terms. Provider shall present Recipient (on account of Transition Services provided to Recipient and its Affiliates) with monthly invoices for the Transition Services Provider and its Affiliates provide. The format of such invoices shall include, without limitation, a brief description of the applicable Transition Services, the billing period, the applicable Costs, and such other information as Recipient may reasonably request to verify the quantity or volume of and Costs for the Transition Services. Recipient shall pay (or cause its Affiliates to pay), the undisputed amount of the monthly invoiced amount within forty-five (45) days after the date such monthly invoice was received. Any invoiced undisputed amounts not paid within such forty-five (45) day period shall be subject to interest from the due date until the date of payment, compounded monthly, at the Prime Rate published in The Wall Street Journal, Eastern Edition (or the maximum legal rate, whichever is lower). If Recipient in good faith disputes any portion of the amount due on any invoice, Recipient shall notify Provider in writing of the nature and basis of the dispute as soon as commercially reasonable, but no later than forty-five (45) days from the date of such invoice. If Recipient does not notify Provider of any disputed amounts within such forty-five (45) period, then Recipient will be deemed to have accepted Provider’s invoice. With respect to any invoiced amounts disputed by Recipient in good faith and notified to Provider in accordance with the requirements of this Section 2.3, Recipient may, in its discretion, (i) withhold such amounts pending resolution of the dispute in accordance with Section 3.2 or (ii) pay (or cause its Affiliates to pay) such amounts within the period set forth in the applicable invoice and seek reimbursement from Provider if such dispute is resolved in Recipient’s favor. Recipient shall pay (or cause its Affiliates to pay), or reimburse (or cause its

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Affiliates to reimburse) Provider for, the gross amount of any sales, use, excise, value-added or other similar tax (whether now existing or subsequently enacted) applicable to the amounts charged by Provider for Transition Services hereunder. Provider shall include such taxes on the invoices provided in accordance with this Section 2.3 and shall be responsible for remitting (or causing the remission of) such taxes to the applicable taxing authority. Each of the Parties and their respective Affiliates shall be solely responsible for the payment of any and all of their own other taxes imposed with respect to the provision of any Transition Services and any fees or charges in respect thereof, including without limitation franchise and similar taxes on capital, employment taxes associated with its employees, property taxes, gross receipts taxes, and taxes based on income. All amounts due and payable hereunder shall be invoiced and paid in (A) U.S. dollars or (B) if the Parties so agree, a foreign currency agreed by the Parties. With respect to Provider or any of its Affiliates that is domiciled outside of the United States that provides Transition Services to Recipient or any of its Affiliates that is domiciled outside the United States, if required by any applicable Law or otherwise reasonably requested by a Party or an Affiliate thereof, such non-U.S. Persons will enter into a local country agreement providing for the performance of such Transition Services.

2.4.   Audit Rights. During the Term, and for a period of eighteen (18) months thereafter, Recipient shall have the right to conduct or cause to be conducted, an audit of the data, books and records and other pertinent information of Provider and its Affiliates concerning the provision of Transition Services hereunder, including without limitation, for purposes of disputing the calculation of any fees charged under this Agreement or for preparing financial statements. Such audit shall be at Recipient’s cost and expense, provided, however, that if an error in the calculation of the amounts invoiced to Recipient resulting in an overcharge to Recipient and its Affiliates of 10% or more (compared to the amount set forth on the applicable invoice) is identified in any such audit, Provider shall bear the cost of such audit. Without limiting the generality of the foregoing, in connection with the exercise of Recipient’s audit right, Provider shall also provide Recipient and its personnel and third-party accountants with reasonable access to Provider’s and its Affiliates’ pertinent personnel and third-party accountants (subject to execution of any access letters required by third-party accountants); provided that Provider and its personnel and third-party accountants shall not be required to provide information to Recipient or its personnel or third-party accountants that (x) is competitively sensitive or would waive any legal privilege (provided that in such case Provider shall use commercially reasonable efforts to provide Recipient and its personnel and third-party accountants with such information in a form and/or manner that would not result in competitive harm or waive legal privilege), (y) requires a third-party consent, which Provider, despite using commercially reasonable efforts, is not able to obtain, or (z) would be in violation of applicable Law. Recipient shall provide at least ten (10) Business Day’s advance notice of any such audit, and shall conduct such audit during normal business hours and in such a manner so as to reasonably minimize disruptions to Provider and its Affiliates. No more than one (1) audit contemplated by this Section 2.3 may be conducted by Recipient during any 12-month period.

2.5.   Third-Party Consents; Contravention.

(a)   To the extent that any Approval or Notification is necessary for Provider and its Affiliates to provide the Transition Services to Recipient and its Affiliates, the Parties shall use their reasonable best efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except as otherwise provided in Section 7.4 to the Separation and Distribution Agreement, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to obtain or make such Approvals or Notifications. A Party shall not be deemed in breach of this Agreement in connection with the provision, receipt or use of a Transition Service (or failure to do so) if and to the extent such breach is the result of a failure by the Parties to secure an Approval or Notification, and in such event the Parties shall reasonably cooperate in good faith to effect an alternate method of providing the Transition Services to Recipient or its applicable Affiliate to the extent reasonably practicable. If such good faith effort does not result in a solution mutually acceptable to the Parties within thirty (30) days, then upon five (5) Business Days’ written notice delivered to Recipient after the expiration of such thirty (30) day period Provider and its Affiliates shall be relieved of the obligation to perform such Transition Service.

(b)   Neither Provider nor its Affiliates shall be required to perform a Transition Service if the provision of such Transition Service by Provider or its Affiliate conflicts with or violates applicable Law.

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The Parties shall use their reasonable best efforts to resolve any such conflict or violation as soon as reasonably practicable; provided, however, that, except as otherwise provided in Section 7.4 to the Separation and Distribution Agreement, neither Moon nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial or commercial accommodation) to any Person in order to resolve any such conflict or violation. If Provider, Recipient, or any of their respective Affiliates becomes aware of any of the foregoing conflicts or violations arising from provision of a Transition Service by Provider or its Affiliate, such Party shall promptly advise the other Party upon obtaining knowledge of such potential conflict or violation and Provider may suspend or cease (or cause its Affiliate to suspend or cease) providing such Transition Service. A Party shall not be deemed in breach of this Agreement in connection with the provision, receipt or use of a Transition Service (or failure to do so) if and to the extent such breach is the result of a failure by the Parties to resolve any such conflict or violation, and in such event the Parties shall reasonably cooperate in good faith to effect an alternate method of providing the Transition Services to Recipient or its applicable Affiliate to the extent reasonably practicable. If such good faith effort does not result in a solution mutually acceptable to the Parties within thirty (30) days, then upon five (5) Business Days’ written notice delivered to Recipient after the expiration of such thirty (30) day period Provider and its Affiliates shall be relieved of the obligation to perform such Transition Service.

ARTICLE III

GOVERNANCE AND DISPUTES

3.1.   Cooperation, Information and Access; Monthly Meeting.

(a)   The Parties will cooperate in good faith in all matters relating to the provision and receipt of the Transition Services and to minimize expense, distraction and disturbance to the other Party in performance of their respective obligations hereunder. Without limiting the generality of the foregoing, Recipient will provide (or cause its Affiliates to provide) to Provider in a timely manner, access to personnel, facilities and information required or reasonably requested by Provider in connection with providing the Transition Services; provided, however, Recipient shall not be required to provide (or cause its Affiliate to provide) access to information that (x) is competitively sensitive or would waive legal privilege (provided, that in such case Recipient shall use commercially reasonable efforts to provide (or cause its Affiliate to provide) Provider with such information in a form and/or manner that would not result in competitive harm or waive legal privilege), (y) requires a third-party consent, which Recipient or its Affiliates, despite using commercially reasonable efforts, is not able to obtain or (z) would be in violation of applicable Law; provided that, in each case of clause (x) and (y), Provider will not be liable for breach of this Agreement for a failure to provide a Transition Service to the extent that such failure resulted from the failure of Recipient to provide access to such information.

(b)   Each Party agrees that all of its and its Affiliates’ employees and any third-party service providers and Subcontractors, when on the property of the other Party or any of its Affiliates, or when given access to any equipment, computer, software, network or files owned or controlled by the other Party or any of its Affiliates, shall conform to the policies and procedures of such other Party or its Affiliate concerning health, safety and security (including physical security, network access, internet security, virus protection, disaster recovery, confidentiality, privacy and personal information security guidelines, policies and procedures) which are made known to such Party in advance in writing.

(c)   The Parties shall cooperate (and shall cause their Affiliates to) to ensure that any creation, collection, receipt, access, use, storage, disposal and disclosure of personal information hereunder does and will comply with all applicable Laws, including privacy and data protection Laws, as well as all applicable accepted industry standards. Recipient shall be advised immediately of any actual or attempted unauthorized access to or use of any technology, or any SpinCo Confidential Information or Moon Confidential Information, as the case may be (including any personal information of the Parties or their Affiliates) processed thereby or stored thereon (such unauthorized access or use, a “Security Breach”). Provider shall (and shall cause its Affiliates to) take all reasonable measures, at its expense, to remediate such Security Breach in compliance with all applicable Laws and will cooperate with Recipient’s reasonable requests in responding to such Security Breach. Provider shall not (and shall not permit its Affiliates to) provide notice to or contact any third party regarding a Security Breach, whether actual or suspected, without the prior

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written consent of Recipient, except to the extent required by applicable Law. Each Party reserves the right to disconnect (or cause its Affiliate to disconnect) the other Party or its Affiliate immediately from its or its Affiliate’s network and suspend any affected Transition Services, to the extent it reasonably deems it necessary and would do so with respect to its own businesses or Affiliates under similar circumstances, if such Party determines that: (1) its network is being attacked by devices from within the other Party’s or its Affiliate’s network, or (2) any network provided to the other Party or its Affiliate by such Party or its Affiliate as a Transition Service under this Agreement has been connected to (i) the internet or any third party network in any manner other than through an approved network, or (ii) any wireless access point. Upon satisfactory remediation the disconnecting Party will reconnect (or will cause its Affiliate to reconnect) the other Party or its applicable Affiliate and resume any affected Transition Services.

(d)   Provider and Recipient understand that, from time to time, each may need to access the other’s or the other’s Affiliate’s software and related data and databases, in which there is no commercially practical method to partition or separately protect confidential data or information or to restrict access to certain proprietary networks or applications. If either Party believes there is a risk to their confidential information due to the other Party’s or its Affiliate’s ability to access confidential data, information, or proprietary network or applications, such Party will have the right, but not the obligation, to establish and implement (or cause its Affiliate to establish and implement) reasonable restrictions on the other Party’s or its Affiliate’s access to any software, data, databases, applications, or networks used in connection with the Transition Services. Such restrictions may be imposed only for the purposes of: (i) protecting security of data on physical and electronic networks; (ii) assuring compliance with Law or contract restrictions imposed by third parties; (iii) protecting the integrity of the data, applications, or networks; or (iv) protecting against the loss of any material competitive advantage. Each Party will give (or will cause its Affiliate to give) commercially reasonable notice to the other or its applicable Affiliate of the imposition of any such restrictions. Provider and Recipient agree that they will work together, in good faith, to minimize the need for any such restrictions and the interruption or degrading of any such Transition Services. Both Parties agree to comply (and to cause their Affiliates to comply) with applicable Law with respect to data collection, processing, use, transfer, protection and privacy.

(e)   During the Term, each Party shall nominate one (1) representative (together, “Lead TSA Coordinators”) who shall conduct a joint monthly meeting at a mutually agreed time to discuss all matters arising in connection with the provision of the Transition Services and the performance of the Agreement, provided, however, each such meeting may be canceled in advance upon the mutual agreement of the Lead TSA Coordinators.

(f)   The Lead TSA Coordinators may from time to time nominate functional team leaders, responsible for either (i) a designated geographical area in which Transition Services are being provided or (ii) designated Transition Services and such nominated Persons shall have the authority to handle such daily operational matters related to the applicable Transition Service or Transition Services (such Persons, the “Function Leads”). Function Leads shall not have authority or responsibility with respect to any Transition Services other than the Transition Services(s) with respect to which they have been designated as Function Leads by the Lead TSA Coordinators. Either Lead TSA Coordinator may, from time to time, by written notice to the other Lead TSA Coordinator nominate a replacement Function Lead for any Transition Service. Issues that cannot be resolved by the applicable Function Leads shall be escalated to the Lead TSA Coordinators in accordance with Section 3.2.

(g)   To the extent that the transfer of a SpinCo Employee or a SpinCo Asset to the SpinCo Group results in a reduction in the Total Annual Cost Cap pursuant to Exhibit C, the Moon Group (in its capacity as Provider) shall be entitled to full utilization of such SpinCo Employee or SpinCo Asset in the provision of Transition Services hereunder. In the event that the employment of any such SpinCo Employee with the SpinCo Group is terminated, SpinCo will use reasonable best efforts to cause such SpinCo Employee to be replaced promptly in order to permit the continued delivery of the applicable Transition Service.

3.2.   Dispute Resolution. Prior to initiating any Action, any dispute, controversy or claim arising out of, relating to or in connection with the Transition Services or this Agreement (including any dispute in respect of charges or payments pursuant to or otherwise governed by Section 2.3 or in respect of or following any audit pursuant to Section 2.4) (a “Dispute”) that cannot be resolved by the applicable Function Leads after fifteen (15) Business Days, shall be submitted first to the Lead TSA Coordinators, and the Lead TSA

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Coordinators shall seek to resolve such Dispute through good faith negotiation. In the event that any Dispute is not resolved by the Lead TSA Coordinators within fifteen (15) Business Days after the Dispute was referred to the Lead TSA Coordinators (during which time the Lead TSA Coordinators shall meet in person or by telephone as often as reasonably necessary to attempt to resolve the Dispute), the Lead TSA Coordinators shall escalate the Dispute to the chief financial officer of each Party for resolution. Upon such escalation, each TSA Project Lead will provide to his or her Party’s chief financial officer (i) the issues in dispute and such Party’s position thereon, (ii) a summary of the evidence and arguments supporting such Party’s position and (iii) a summary of the negotiations that have taken place to date. The chief financial officers shall meet in person or by telephone as often as reasonably necessary to resolve the Dispute and shall confer in a good faith effort to resolve the Dispute. If such chief financial officers decline to meet, or if they fail to resolve the Dispute within ten (10) Business Days after the matter was first referred to either of them (as such time period may be extended by them in writing), the Dispute shall be escalated to the chief executive officers of each Party and the Parties shall follow the same procedures described above with respect to the chief financial officers. If such chief executive officers decline to meet, or if they fail to resolve the Dispute within ten (10) Business Days, either Party may initiate an Action in accordance with Section 7.8 to resolve the Dispute. Any disputed amount determined by the Parties or a court to be payable to a Party, together with interest thereon at the Prime Rate published in The Wall Street Journal, Eastern Edition (or the maximum legal rate, whichever is lower), on the forty-fifth (45th) day after the applicable invoice was received by the other Party, from such date through the date of payment, shall be due and payable to the Party to which payment is due by wire transfer of immediately available funds to such account or accounts as shall be specified by such Party within three (3) Business Days after such amounts are finally determined as provided in this Section 3.2.

ARTICLE IV

DISCLAIMERS; LIMITATION OF LIABILITY; INDEMNIFICATION

4.1.   Disclaimers. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT (INCLUDING SECTION 1.1(b) AND SECTION 4.3), THE TRANSITION SERVICES AND ACCESS TO THE PARTIES’ AND THEIR RESPECTIVE AFFILIATES’ COMPUTER AND OTHER SYSTEMS OR OTHER FACILITIES OR ASSETS ARE PROVIDED ON AN “AS IS” BASIS, WITHOUT WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, QUALITY, PERFORMANCE, COMMERCIAL UTILITY, NONINFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE OR OTHER WARRANTIES, CONDITIONS, GUARANTEES OR REPRESENTATIONS, WHETHER EXPRESS OR IMPLIED.

4.2.   Limitation of Liability. NO PARTY NOR ANY STOCKHOLDER, OFFICER, DIRECTOR, AGENT, OTHER REPRESENTATIVE OR AFFILIATE THEREOF SHALL BE LIABLE TO ANY OTHER PARTY OR ANY STOCKHOLDER, OFFICER, DIRECTOR, AGENT, OTHER REPRESENTATIVE OR AFFILIATE THEREOF OR ANY OTHER THIRD PERSON FOR ANY SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OR LOST PROFITS, OR LOSSES CALCULATED BY REFERENCE TO ANY MULTIPLE OF EARNINGS OR EARNINGS BEFORE INTEREST, TAX, DEPRECIATION OR AMORTIZATION (OR ANY OTHER VALUATION METHODOLOGY) WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, IN EACH CASE, ARISING IN CONNECTION WITH THIS AGREEMENT OR ANY ACTS OR OMISSIONS RELATING TO THE TRANSITION SERVICES, WHETHER LIABILITY IS BASED ON CONTRACT, TORT, STRICT LIABILITY OR OTHER FAULT FOR ANY MATTER RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY; PROVIDED, HOWEVER, THAT IF A PARTY IS HELD LIABLE TO A THIRD PARTY FOR ANY OF SUCH DAMAGES AND THE OTHER PARTY IS OBLIGATED TO INDEMNIFY SUCH PARTY FOR THE MATTER THAT GAVE RISE TO SUCH DAMAGES, THEN SUCH INDEMNIFYING PARTY SHALL BE LIABLE FOR, AND OBLIGATED TO REIMBURSE THE OTHER PARTY FOR, THE TOTAL AMOUNT OF SUCH DAMAGES HOWSOEVER CHARACTERIZED. WITHOUT LIMITING THE FOREGOING, EXCEPT IN THE CASE OF FRAUD, BAD FAITH, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE OF PROVIDER, IN NO EVENT WILL THE TOTAL, CUMULATIVE, AGGREGATE LIABILITY OF SUCH PROVIDER, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM

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THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT, EXCEED AN AMOUNT EQUAL TO TWO (2) TIMES THE AMOUNTS PAID BY SUCH RECIPIENT TO SUCH PROVIDER FOR THE TRANSITION SERVICES PROVIDED DURING THE TERM OF THIS AGREEMENT.

4.3.   Indemnification.   (a) Recipient will indemnify, defend and hold harmless Provider and its Affiliates and their respective stockholders, members, managers, officers, directors, agents and other representatives (collectively, the “Provider Indemnitees”) from any and all claims, demands, suits, losses, liabilities, penalties, actions and damages (“Claims”) under or in connection with this Agreement to the extent arising from: (i) fraud, bad faith, willful misconduct or gross negligence of or by Recipient or any of its Affiliates, in each case related to the receipt of Transition Services under this Agreement, (ii) a breach of any provision of this Agreement by Recipient or any of its Affiliates, (iii) a violation of applicable Law by Recipient or any of its Affiliates, (iv) any infringement or misappropriation of Intellectual Property Rights of any third Person by Recipient or any of its Affiliates arising out of the receipt of Transition Services under this Agreement, or (v) any Security Breach by Recipient or any of its Affiliates (other than such Claims to the extent resulting from or arising out of fraud, bad faith, or willful misconduct or gross negligence on the part of Provider or its Affiliates or their respective Subcontractors under or in connection with this Agreement.

(b)   Provider will indemnify, defend and hold harmless Recipient and its Affiliates and their respective stockholders, members, managers, officers, directors, agents, other representatives (collectively, the “Recipient Indemnitees”) from any and all Claims under or in connection with this Agreement to the extent arising from: (i) fraud, bad faith, willful misconduct or gross negligence of or by Provider or any of its Affiliates, in each case related to the provision of Transition Services under this Agreement, (ii) a breach of any provision of this Agreement by Provider or any of its Affiliates, (iii) a violation of applicable Law by Provider or any of its Affiliates, (iv) any infringement or misappropriation of Intellectual Property Rights of any third Person by Provider or any of its Affiliates arising out of the provision of Transition Services under this Agreement, or (v) any Security Breach by Provider or any of its Affiliates (other than such Claims to the extent resulting from or arising out of fraud, bad faith, willful misconduct or gross negligence on the part of Recipient or its Affiliates under or in connection with this Agreement).

(c)   Except in the case of fraud, the exclusive remedy for any Provider Indemnitee or any Recipient Indemnitee for monetary damages arising from a breach of this Agreement shall be the indemnification provided under this Section 4.3. For the avoidance of doubt, each Party may seek specific performance and other equitable remedies in accordance with Section 7.9

(d)   Each Provider Indemnitee and Recipient Indemnitee shall use its commercially reasonable efforts to mitigate any loss for which such Provider Indemnitee or Recipient Indemnitee seeks indemnification under this Agreement.

ARTICLE V

TERMINATION

5.1.   Termination of Transition Services. Unless both of the Parties agree in writing to terminate this Agreement, neither Party may terminate this Agreement in its entirety and Provider may not terminate any Transition Service, in whole or in part, during the Term, except as follows:

(a)   Recipient shall have the right to terminate any Transition Service, in whole or in part, upon thirty (30) days prior written notice to Provider, in each case, subject to the obligation to pay Early Termination Charges, as provided for under Section 5.2; provided, however, that (i) to the extent that Provider’s ability to provide (or cause to be provided) a Transition Service is dependent on the continuation by Recipient of another Transition Service (including continuation of access to a facility) to the extent expressly provided in the relevant Services Schedule, then Recipient shall not be entitled to terminate or reduce part of the scope or amount of, any such Transition Service unless, concurrently therewith, Recipient also terminates or reduces all such other interdependent Transition Services and (ii) to the extent that Provider informs Recipient that Provider’s actual cost of providing any other Transition Service would be increased by such termination or reduction, then Recipient shall not be entitled to terminate or reduce part of the scope or amount of, any such Transition Service unless, concurrently therewith, Recipient agrees to such increased Cost for such other Transition Services; and

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(b)   if either Party materially breaches any of its material obligations under this Agreement and such Party does not cure such breach within sixty (60) days after the fiftieth (50th) Business Day (or such other period as the Parties agree in writing) after receiving written notice thereof from the non-breaching Party, the non-breaching Party may terminate this Agreement, in whole or in part (with respect to the Transition Services to which the breach relates), by providing written notice of termination to the Party in breach (it being understood that this Section 5.1(b) shall not limit the Parties’ obligations pursuant to Section 3.2); and

(b)   this Agreement may be terminated, effective immediately upon written notice, by a Party, if the other Party files, or has filed against it, a petition for voluntary or involuntary bankruptcy or pursuant to any other insolvency law or makes or seeks to make a general assignment for the benefit of its creditors or applies for or consents to the appointment of a trustee, receiver or custodian for it or a substantial part of its property.

5.2.   Effect of Termination of Service.

(a)   Upon termination or reduction of any Transition Service pursuant to this Agreement, Recipient shall pay (or cause its Affiliate to pay) to Provider (or any Affiliate designated by it) all applicable Early Termination Charges, which shall be invoiced and paid as provided in Section 2.3. “Early Termination Charges” means any and all incremental out-of-pocket fees or expenses actually incurred and payable to any unaffiliated, third-party provider solely as a result of any early termination or reduction of a Transition Service (which fees and expenses may include breakage fees, or early termination fees or charges); for the avoidance of doubt, “Early Termination Charges” do not include any fees, costs or expenses incurred upon or in connection with the normal expiration of any Transition Service.

(b)   Upon termination of any Transition Service pursuant to this Agreement, Provider of the terminated Transition Service will have no further obligation to provide (or to cause its Affiliates to provide) any of the terminated Transition Services, and Recipient will have no obligation to pay (or to cause its Affiliate to pay) any future Costs relating to any such Transition Service; provided that such Recipient shall remain obligated to Provider for (i) Costs, any other fees, costs and expenses owed and payable per the terms of Article II with respect to Transition Services provided prior to the effective date of termination and (ii) Early Termination Charges as invoiced by Provider to Recipient.

5.3.   Force Majeure Event. Provider and its Affiliates shall not be liable for delays or interruptions in performing their obligations (other than obligations to make monetary payments) primarily arising from (i) any act, delay or failure to act on the part of any Governmental Authority; (ii) acts of God; (iii) casualties such as fire or explosions; (iv) labor strikes or (v) any other causes beyond their reasonable control (or beyond the reasonable control of any Person acting on their behalf) (any such event, a “Force Majeure Event”). In the event of any Force Majeure Event which Provider determines will prevent or cause a significant delay in its or its Affiliates’ performance, Provider shall notify Recipient promptly in writing. Provider shall (a) use (and shall cause its Affiliates to use) reasonable best efforts to overcome the circumstances created by such event as quickly as possible, (b) mitigate the impact of such circumstances on its provision of Transition Services hereunder, (c) shall notify Recipient promptly in writing when such circumstances have ceased to affect the provision of Transition Services, (d) shall treat Recipient on a non-discriminatory basis as compared to any other internal or external service recipient, if any, in connection with the restoration of the affected Transition Services and (e) at the option of Recipient, the term and all additional payments owed in respect of any affected Transition Services shall be tolled to the extent such Transition Services are not provided or have not already been provided by Provider, until such Transition Service is resumed in accordance with the standards set forth in Section 1.1(b). Upon a cessation of a Force Majeure Event, Provider shall use reasonable best efforts to resume its performance of any affected Transition Services in accordance with the standards set forth in Section 1.1(b) with the least possible delay. So long as a Force Majeure Event persists, Recipient shall have the right, but not the obligation, (x) to obtain replacement services for the affected Transition Services for the duration of such Force Majeure Event from a third-party service provider at Recipient’s and Provider’s equally shared expense or (y) to terminate any Transition Service in whole or in part upon ten (10) Business Days’ prior written notice to Provider.

5.4.   Survival Upon Expiration or Termination. The provisions of Section 1.8 (Books and Records), ARTICLE IV (Disclaimers; Limitation of Liability; Indemnification), ARTICLE VI (Notices and Demands) ARTICLE VII (Miscellaneous) and Section 5.6 (Transition and Post Termination Assistance) shall survive the

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termination or expiration of this Agreement unless otherwise agreed to in writing by both Parties; provided that, the provisions of ARTICLE II (Compensation for Transition Services) shall survive such termination and each Party shall remain liable to the other Party for all amounts payable thereunder in respect of Transition Services provided prior to the effective date of such termination.

5.5.   Actions Upon Termination. Except as otherwise provided in the Merger Agreement, the Separation and Distribution Agreement or other Transaction Documents, upon the termination of any Transition Service with respect to which either Party holds equipment, books, records, files or any other documents or other property owned by (or required by the Merger Agreement, the Separation and Distribution Agreement or any other Transaction Document to be delivered to) the other Party, the Party in possession of such property (including Intellectual Property Rights) shall, at the other Party’s request and option, destroy, return or deliver (or cause to be destroyed, returned or delivered) all such property of the other Party. Each Party shall bear its reasonable costs and expenses associated with the return or destruction thereof, except as otherwise provided in the Merger Agreement, the Separation and Distribution Agreement or the other Transaction Documents. In addition, upon the termination of any of the Transition Services which involved the compilation of records including data on Provider’s or its Affiliates’ computer systems, upon Recipient’s written request, Provider will use (and will direct its Affiliates to use) commercially reasonable efforts to promptly deliver (or to cause to be promptly delivered) such records to Recipient or its Affiliates; provided that, Provider and its Affiliates shall be allowed to retain a copy of such materials (i) to the extent required by applicable Law, or Provider’s or its Affiliates’ bona fide compliance or record retention policies; or (ii) to the extent it is “backed-up” on its or theirs (as the case may be) electronic information management and communications systems or servers, is not available to the end user and cannot be expunged without considerable effort. Electronic records will be provided on magnetic media in readable format mutually acceptable to the Parties, which format will be capable of being read by a computer mutually acceptable to the Parties.

5.6.   Transition and Post Termination Assistance. During the Term and for a period of three (3) months following expiry of the Term, subject to Section 7.5, Provider shall provide (and cause its Affiliates to provide) reasonable separation assistance to Recipient and its Affiliates to enable Recipient and its Affiliates to transition and transfer responsibility for the provision of the Transition Services to Recipient and its Affiliates. Costs of providing any such assistance in accordance with this Section 5.6 shall be borne as provided in Section 7.4 to the Separation and Distribution Agreement.

ARTICLE VI

NOTICES AND DEMANDS

6.1.   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

(a) if to Moon, to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams

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(b) if to SpinCo, to:

Ingersoll-Rand U.S. HoldCo, Inc.
c/o Ingersoll-Rand Company
800-E Beaty Street
Davidson, NC 28036
Attention:	Andy Schiesl

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

ARTICLE VII

MISCELLANEOUS

7.1.   Relationship of the Parties. The Parties declare and agree that each Party and its Affiliates is engaged in a business that is independent from that of the other Party and its Affiliates and Provider and its Affiliates shall perform their obligations hereunder as independent contractors. It is expressly understood and agreed that nothing contained herein is intended to create an agency relationship, or a partnership or joint venture. Neither Party or its Affiliates is an agent or employee of the other Party or its Affiliates. Neither Party or its Affiliates has authority to represent the other Party or its Affiliates as to any matters, except as may be authorized in writing by the other Party or its Affiliates from time to time.

7.2.   Employees. Provider or its Affiliates shall be solely responsible for payment of compensation to their respective employees engaged in providing any Transition Services. Provider or its Affiliates shall assume full responsibility for payment of all federal, state, and local taxes or contributions imposed or required under unemployment insurance, social security, and income Tax Laws with respect to such persons.

7.3.   Interpretation. Unless the context of this Agreement otherwise requires:

(a)   (i) Words of any gender include each other gender and neuter form; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) derivative forms of defined terms will have correlative meanings; (iv) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (v) the terms “Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (vi) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (vii) the word “or” shall be disjunctive but not exclusive.

(b)   References to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and

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participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

7.4.   Assignment. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Party. Any attempted assignment or delegation in breach of this Section 7.4 shall be null and void, except that (without limiting any other provision of this Agreement, the Merger Agreement, the Separation and Distribution Agreement, or any other Transaction Document) a Party may assign any or all of its rights and obligations under this Agreement in connection with a sale or disposition of all or substantially all of the business of such Party or in connection with a merger transaction in which such Party is not the surviving entity; provided, however, that in each case, no such assignment shall release such Party from any liability or obligation under this Agreement.

7.5.   Confidentiality. The Parties acknowledge that certain SpinCo Confidential Information and Moon Confidential Information may be shared or disclosed during the performance of this Agreement. The Parties agree that all SpinCo Confidential Information and Moon Confidential Information will be subject to the confidentiality provisions of Section 7.2 of the Separation and Distribution Agreement.

7.6.   Severability. If any provision of this Agreement, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

7.7.   Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective Affiliates, permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their Affiliates, any rights or remedies under or by reason of this Agreement; provided, however, that (i) Clover shall be an express third-party beneficiary of the rights of SpinCo as provided in this Agreement and (ii) Provider Indemnitees and Recipient Indemnitees shall be express third-party beneficiaries of ARTICLE IV (Disclaimers; Limitation of Liability; Indemnification).

7.8.   Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. Each of the Parties (on behalf of itself and its Affiliates) expressly waives any right it (or any such Affiliate) may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

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(b)   Each of the Parties (on behalf of itself and its Affiliates) hereby irrevocably and unconditionally submits, for itself (and such Affiliate) and its (and such Affilate’s) property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably (on behalf of itself and its Affiliates) and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties (on behalf of itself and its Affiliates) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party (on behalf of itself and its Affiliates) irrevocably consents to service of process in the manner provided for notices in Section 6.1. Nothing in this Agreement will affect the right of any Party (or its Affiliates) to serve process in any other manner permitted by applicable Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT (ON BEHALF OF ITSELF AND ITS AFFILIATES) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT (OR ANY OF ITS AFFILIATES) MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (ON BEHALF OF ITSELF AND ITS AFFILIATES) CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.8(c).

7.9.   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

7.10.   Captions; counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

7.11.   Entire Agreement. This Agreement, the other Transaction Documents, the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement) including any related annexes, Exhibits and Schedules (including the Services Schedule), as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

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7.12.   Amendments and Waivers. No provision of this Agreement may be amended or modified except by a written instrument signed by each of the parties hereto. Any Party may, at any time, by action taken by its board of directors, a committee thereof or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

7.13.   Remedies Cumulative. Unless otherwise provided under this Agreement (including, for the avoidance of doubt, Section 4.3), all rights of termination or cancellation, or other remedies set forth in this Agreement, are cumulative and are not intended to be exclusive of other remedies to which the injured Party may be entitled by Law or equity in case of any breach or threatened breach by the other Party of any provision in this Agreement. Unless otherwise provided under this Agreement, use of one or more remedies shall not bar use of any other remedy for the purpose of enforcing any provision of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties hereto have caused this Transition Services Agreement to be executed by their duly authorized officers as of the date first written above.

INGERSOLL-RAND PLC

By:
Name:
Title:
INGERSOLL-RAND U.S. HOLDCO, INC.

By:
Name:
Title:

- Signature Page to Transition Services Agreement-

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EXHIBIT B

TAX MATTERS AGREEMENT

BY AND AMONG

INGERSOLL-RAND PLC,

INGERSOLL-RAND LUX INTERNATIONAL HOLDING COMPANY S.À R.L.,

INGERSOLL-RAND SERVICES COMPANY,

INGERSOLL-RAND U.S. HOLDCO, INC.,

AND

GARDNER DENVER HOLDINGS, INC.

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TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is made and entered into as of [•], by and among Ingersoll-Rand Plc, a Republic of Ireland public limited company (“Moon”), Ingersoll-Rand Lux International Holding Company S.à r.l., a Luxembourg société à responsibilité limitée (“Moon LuxCo”), Ingersoll-Rand Services Company, a Delaware corporation (“SpinCo Borrower”), Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation and wholly owned subsidiary of Moon (“SpinCo”), and Gardner Denver Holdings, Inc., a Delaware corporation (“Clover,” and together with Moon and SpinCo, the “Parties,” and each a “Party”).

RECITALS

WHEREAS, the Board of Directors of Moon has determined that it is in the best interests of Moon and its shareholders to separate the SpinCo Business from the Moon Business and to divest the SpinCo Business in the manner contemplated by the Separation and Distribution Agreement by and between Moon and SpinCo, dated as of April 30, 2019 (the “Separation and Distribution Agreement”) and the Merger Agreement;

WHEREAS, the Board of Directors of Moon and the Board of Directors of SpinCo have approved the transfer of the SpinCo assets to SpinCo and its Affiliates and the assumption by SpinCo and its Affiliates of the SpinCo liabilities, all as more fully described in the Separation and Distribution Agreement and the other Transaction Documents;

WHEREAS, upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, on the Distribution Date, Moon will either (a) cause Moon shareholders to receive on a pro rata basis for no consideration all the shares of SpinCo Common Stock, or (b) consummate an offer to exchange (the “Exchange Offer”) shares of SpinCo Common Stock for outstanding shares of Moon Common Stock and, in the event that Moon’s shareholders subscribe for less than all of the SpinCo Common Stock in the Exchange Offer, Moon will distribute, pro rata to its shareholders, any unsubscribed SpinCo Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer (in each case, the “Distribution”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of April 30, 2019 (the “Merger Agreement”), by and among Moon, SpinCo, Clover, and Clover Merger Sub Inc., a Delaware corporation (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo (the “Merger”) and all shares of SpinCo Common Stock will be converted into common stock, $0.01 par value, of Clover, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and Distribution qualify as tax-free under Sections 368(a), 361 and 355 of the Code; (b) each of the transactions described on Schedule 7.3(b) to the Merger Agreement qualify as either a “distribution” under Section 355 of the Code or as a “reorganization” under Sections 368(a), 361 and 355 of the Code; (c) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; (d) no income, gain or loss be recognized as a result of such transactions described in clauses (a), (b) and (c) by any of Moon, SpinCo, Clover, their respective Subsidiaries, the holders of SpinCo Common Stock (except with respect to the receipt of cash in lieu of fractional shares of Clover Common Stock) or the holders of Moon Common Stock (except with respect to the receipt of cash in lieu of fractional shares of SpinCo Common Stock, if any); and (e) each of the Merger Agreement and the Separation and Distribution Agreement constitute a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations; and

WHEREAS, the Parties wish to (a) provide for the payment of Tax liabilities and entitlement to refunds thereof, allocate responsibility for, and cooperation in, the filing of Tax Returns, and provide for certain other matters relating to Taxes and (b) set forth certain covenants and indemnities relating to the preservation of the tax-free status of certain Separation Transactions and the Merger.

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NOW, THEREFORE, in consideration of the foregoing and the terms, conditions, representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

Definition of Terms

For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings:

“Action” has the meaning set forth in the Separation and Distribution Agreement.

“Active Business” means any business relied on to satisfy (i) the active trade or business requirement of Section 355(b) (taking into account Section 355(b)(3) of the Code) or (ii) the continuity of business enterprise requirements under Section 1.355-3 and Treasury Regulations Section 1.368-1(d), to the extent identified as such in the Tax Materials; provided, that none of the businesses specified on Schedule I shall constitute an “Active Business.”

“Active Business Entities” means any entity identified in the Tax Materials as conducting an Active Business as of the Distribution Date.

“Affiliate” has the meaning set forth in the Separation and Distribution Agreement.

“Business Day” means any day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Capital Stock” means all classes or series of capital stock of a Person, including (i) common stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in such Person for U.S. federal income tax purposes.

“Clover Common Stock” has the meaning set forth in the Merger Agreement.

“Clover Consolidated Return” means any Combined Income Tax Return that includes Clover or any Clover Entity that is not a Moon Consolidated Return.

“Clover Entity” means any Subsidiary of Clover immediately after the effectiveness of the Merger that is not a member of the SpinCo Group.

“Clover Group” means, individually or collectively, as the case may be, Clover and any Clover Entities.

“Clover Tax Opinion” has the meaning set forth in the Merger Agreement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Combined Group” means any group that filed or was required to file (or will file or be required to file) a Tax Return on an affiliated, consolidated, combined, unitary, fiscal unity or other group basis under any applicable Tax Law.

“Combined Income Tax Return” means any Tax Return filed in respect of U.S. federal, state, local or non-U.S. Income Taxes for a Combined Group.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Tax-Related Losses” means (a) all Distribution Taxes imposed pursuant to any settlement, Final Determination, judgment or otherwise and (b) all reasonable accounting, legal and other professional fees and court costs incurred in connection with such Distribution Taxes, in each case, resulting from the failure of any Separation Transaction or the Merger to qualify for the Intended Tax Treatment.

“Distribution Taxes” means, without duplication, any and all Taxes (a) required to be paid by or imposed on Moon or any of its Affiliates resulting from, or directly arising in connection with, the failure of the Contribution and Distribution, taken together, to qualify as a reorganization described in Sections 355(a) and

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368(a)(1)(D) of the Code (or the failure to qualify under or the application of corresponding provisions of U.S. state or local Tax Laws); (b) required to be paid by or imposed on Moon or any of its Affiliates resulting from, or directly arising in connection with, the failure of the stock distributed in the Distribution to constitute “qualified property” for purposes of Sections 355(d), 355(e) and Section 361(c) of the Code (or any corresponding provision of the U.S. state or local Tax Laws); or (c) required to be paid by or imposed on Moon or any of its Affiliates resulting from, or directly arising in connection with, the failure of any Separation Transaction to qualify for the Intended Tax Treatment.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Due Date” means (a) with respect to a Tax Return, the date (taking into account all valid extensions) on which such Tax Return is required to be filed under applicable Law and (b) with respect to a payment of Taxes, the date on which such payment is required to be made, which shall in any case be no later than the payment date required to avoid the incurrence of interest, penalties and additions to Tax.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” has the meaning set forth in the Merger Agreement.

“Extraordinary Transaction” means any action that is not in the ordinary course of business, but shall not include any action expressly required or permitted by the Separation and Distribution Agreement, the Merger Agreement or any Transaction Document or that is undertaken pursuant to the Separation Transactions or the Merger.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (a) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or non-U.S. taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (b) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (c) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or non-U.S. taxing jurisdiction; (d) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (e) by a final settlement resulting from a treaty-based competent authority determination; or (f) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Parties.

“Group” means the Moon Group, the SpinCo Group, the Clover Group, or one or more such Groups, in each case, as the context requires.

“Income Tax Returns” means all Tax Returns that relate to Income Taxes.

“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to (i) net income or profits (including any capital gains tax), (ii) multiple bases (including corporate franchise and business Taxes) if one or more bases upon which such Tax is determined is described in clause (i) above, and (iii) in each case, any such Tax that is a minimum Tax.

“Intended Tax Treatment” means that (i) the Contribution and Distribution, taken together, will constitute a tax-free reorganization to Moon and Moon shareholders for all purposes pursuant to Sections 355, 361 and 368(a)(1)(D) of the Code and the SpinCo Common Stock received pursuant to the Distribution will constitute “qualified property” for purposes of Sections 355 and 361(c) of the Code; (ii) the Merger will constitute a tax-free reorganization pursuant to Section 368(a) of the Code; (iii) the payment of the SpinCo Payment and distribution of any assets and liabilities that are not (x) SpinCo Assets (as defined in the Separation and Distribution Agreement), (y) SpinCo Liabilities (as defined in the Separation and Distribution Agreement) or (z) liabilities under the Financing (as defined in the Separation and Distribution Agreement) by the SpinCo Borrower (as defined in the Separation and Distribution Agreement) to Moon LuxCo will be a distribution described under Section 361(b) of the Code; (iv) each of the transactions described on Schedule 7.3(b) to the Merger Agreement qualify as either a “distribution” under Section 355 of the Code or as a “reorganization”

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under Sections 368(a), 361 and 355 of the Code, as applicable; and (v) any other transaction (or combination of transactions) undertaken pursuant to the Reorganization qualifies for tax-free treatment under applicable Law, as determined by Moon in its reasonable discretion and in accordance with the Plan of Reorganization, but, in the case of this clause (v), only to the extent that any such transaction (or combination of transactions) is undertaken pursuant to the Plan of Reorganization, and its intended tax-free treatment is described in a “more likely than not” (or higher level) opinion or memorandum of a Tax Advisor or ruling from a Tax Authority obtained by Moon (at the sole expense of the Moon Group) that has been provided to Clover prior to the Distribution Date. The term “Intended Tax Treatment” will, as applicable, also include the qualification of each transaction described in clauses (i)-(v) above under comparable provisions of state or local Tax Law or, in the case of clause (v), non-U.S. Tax Law.

“IRS” means the United States Internal Revenue Service.

“Law” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, administrative pronouncement, treaty, order, requirement or rule of law (including common law).

“Mixed Business Tax Return” means any Separate Entity Tax Return that reflects or reports Taxes that relate to at least one asset or activity that is part of the Moon Business, on the one hand, and at least one asset or activity that is part of the SpinCo Business, on the other hand.

“Moon Business” has the meaning set forth in the Separation and Distribution Agreement.

“Moon Consolidated Return” means any Combined Income Tax Return that includes any member of the Moon Group.

“Moon Consolidated Taxes” means any U.S. federal Income Taxes attributable to any Moon Consolidated Return.

“Moon Entity” means any Subsidiary of Moon from and after the Distribution Time.

“Moon Group” means, individually or collectively, as the case may be, Moon and any Moon Entities.

“Moon Tainting Act” means (a) any action (or the failure to take any action) within its control by Moon or any member of the Moon Group (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions) that, (b) any event (or series of events) involving the Capital Stock of Moon, any assets of Moon or any assets of any member of the Moon Group that, or (c) any breach by Moon or any member of the Moon Group of any representation, warranty or covenant made by such Person in this Agreement that, in each case, would affect the Intended Tax Treatment or otherwise cause a Separation Transaction or the Merger to fail to qualify for its Intended Tax Treatment, other than, in each case, any action required by the Separation and Distribution Agreement, Merger Agreement or any Transaction Document or undertaken pursuant to the Distribution.

“Moon Taxes” means, without duplication, and after accounting for any adjustment pursuant to a Final Determination, (a) any Moon Consolidated Taxes, (b) any Income Taxes of (i) SpinCo or any member of the SpinCo Group for (A) any Pre-Distribution Period and (B) to the extent attributable to assets or activities of the Moon Business, as determined pursuant to Section 3.2, any Post-Distribution Period or (ii) Moon or a member of the Moon Group, but excluding in either case any Taxes included in clause (a)(i) of the definition of SpinCo Taxes, (c) any Other Taxes of (i) SpinCo or any member of the SpinCo Group attributable to assets or activities of the Moon Business, as determined pursuant to Section 3.2, or (ii) Moon or a member of the Moon Group, but excluding in either case any Taxes included in clause (b)(i) of the definition of SpinCo Taxes, (d) any Taxes imposed on SpinCo, Clover, or any member of the SpinCo Group or Clover Group under Treasury Regulations Section 1.1502-6 (or any equivalent provision of other Tax Law) as a result of SpinCo or any member of the SpinCo Group being or having been included as part of, or ceasing to be part of or owned by, a Combined Group with any Person that is not a member of the SpinCo Group on or prior to the Distribution Date, (e) subject to Section 3.1(c), any Taxes attributable to a Moon Tainting Act, (f) any Taxes of Moon or any Subsidiary of Moon or former Subsidiary of Moon, including members of the SpinCo Group (each, immediately prior to the Distribution Time) attributable to the Separation Transactions (including the settlement of any intercompany transactions), and (g) any Transfer Taxes; provided, that Moon Taxes shall not include any Taxes included in clauses (c), (d), (e) and (f) of the definition of SpinCo Taxes.

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“Moon Tax Opinion” has the meaning set forth in the Merger Agreement.

“Other Taxes” means Taxes other than Income Taxes.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Plan of Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Distribution Date.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Privilege” means any privilege that may be asserted under applicable Law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement, within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7, or any other regulations promulgated thereunder, to enter into a transaction or series of transactions), whether such transaction is supported by management or shareholders of SpinCo or Clover, is a hostile acquisition, or otherwise, as a result of which SpinCo or Clover would merge or consolidate with any other Person or as a result of which one or more Persons would (directly or indirectly) acquire, or have the right to acquire, from SpinCo and/or one or more holders of outstanding shares of SpinCo Capital Stock (or the Capital Stock of any direct or indirect parent thereof), a number of shares of such Capital Stock that would, when combined with any other direct or indirect changes in ownership of such Capital Stock pertinent for purposes of Section 355(e) of the Code (including the Merger), comprise fifty percent (50%) or more of (i) the value of all outstanding shares of such Capital Stock as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of SpinCo (or any direct or indirect parent thereof) as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (A) the adoption by Clover of a shareholder rights plan or (B) issuances by SpinCo or Clover that satisfy Safe Harbor VIII (relating to acquisitions in connection with a person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition, and the application thereof, is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation, subject to the reasonable review of Moon and its Tax Advisors in consultation with Clover and its Tax Advisors. For the avoidance of doubt, the Merger shall not by itself constitute a Proposed Acquisition Transaction, nor shall any equity compensation of Clover to Clover employees constitute a Proposed Acquisition Transaction to the extent such equity compensation is described in the Tax Representation Letters and addressed in the Moon Tax Opinion.

“Refund” means any refund (or credit in lieu thereof) of Taxes (including any overpayment of Taxes that can be refunded or, alternatively, applied to other Taxes payable) or other reduction or offset of Taxes otherwise payable, including any interest paid on or with respect to such refund of Taxes. The amount of any Refund shall be determined net of any Taxes actually imposed by any Tax Authority on the Party receiving the refund, after accounting for the provisions of Section 5.1.

“Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“Restricted Period” means the period beginning at the Distribution Time and ending on the two (2)-year anniversary of the day after the Distribution Date.

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“Separate Entity Tax Return” means any Tax Return, other than any Moon Consolidated Return or Clover Consolidated Return, relating to the Moon Business, the SpinCo Business, or both the Moon Business and SpinCo Business.

“Separation Transactions” means those transactions undertaken prior to and up to the Distribution Time by Moon, SpinCo and their Affiliates, pursuant to the Reorganization, to separate ownership of the SpinCo Business from ownership of the Moon Business, including the Contribution and the Distribution.

“Specified Shareholder” means any Person listed on Schedule II.

“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Entity” means any Subsidiary of SpinCo from and after the Distribution Time.

“SpinCo Group” means, individually or collectively, as the case may be, SpinCo and any SpinCo Entities.

“SpinCo Tainting Act” means (a) any action (or the failure to take any action) within its control by SpinCo, Clover or any member of their respective Groups (including entering into any agreement, understanding or arrangement or any negotiations with respect to any transaction or series of transactions), (b) any event (or series of events) involving the SpinCo Capital Stock (or the Capital Stock of any direct or indirect parent thereof), any assets of SpinCo or any assets of any member of the SpinCo Group, (c) any breach by SpinCo, Clover or any member of the SpinCo Group or Clover Group of any representation, warranty or covenant made by such Person in this Agreement that, in each case, would affect the Intended Tax Treatment or otherwise cause a Separation Transaction or the Merger to fail to qualify for the Intended Tax Treatment or (d) any action by a Specified Shareholder (A) to actually or constructively acquire any additional shares of Clover, (B) to the extent such action would give rise to any Proposed Acquisition Transaction, (C) to approve any Proposed Acquisition Transaction for any purpose or (D) to otherwise effect any Proposed Acquisition Transaction with respect to SpinCo Action; provided, that, SpinCo Tainting Act shall not include any action required by the Separation and Distribution Agreement, the Merger Agreement or any Transaction Document or undertaken pursuant to the Distribution. For purposes of clause (v) of the definition of Intended Tax Treatment an action shall only be a SpinCo Tainting Action if (i) Moon has notified SpinCo of such action pursuant to Section 7.1(e), (ii) including such action as a SpinCo Tainting Action would not reasonably be expected (in light of the terms of this Agreement and the other Transaction Documents) to impede the operations of or otherwise adversely affect the SpinCo Business in any respect material to the SpinCo Business, and (iii) such action does not otherwise restrict the disposition of any of the businesses listed on Schedule I. Any action relating to clause (v) of the definition of Intended Tax Treatment that is otherwise a SpinCo Tainting Act will cease to be a SpinCo Tainting Act on the first anniversary of the Distribution Date, subject to extension by no more than one additional year if and to the extent the opinion or memorandum of a Tax Advisor or ruling from a Tax Authority provided in connection with establishing the Intended Tax Treatment of the relevant transaction expressly provides that such extension is reasonably necessary to preserve the related Intended Tax Treatment, such opinion, memorandum or ruling to be reasonably acceptable to Clover, based on advice of Clover’s relevant Tax Advisor; provided, that such extension shall only be available if the potential Tax cost to Moon of not receiving such extension with respect to such transaction would be more than $2,000,000.

“SpinCo Taxes” means, without duplication, and after accounting for any adjustment pursuant to a Final Determination, (a) any Income Taxes (other than Moon Consolidated Taxes) for any Post-Distribution Period of (i) Moon or any member of the Moon Group attributable to assets or activities of the SpinCo Business, as determined pursuant to Section 3.2, or (ii) SpinCo or a member of the SpinCo Group, but excluding in either case any Taxes included in clauses (b)(i)(B), (d) and (f) of the definition of Moon Taxes, (b) any Other Taxes of (i) Moon or any member of the Moon Group attributable to assets or activities of the SpinCo Business, as determined pursuant to Section 3.2, and (ii) SpinCo or a member of the SpinCo Group, but excluding in either case any Taxes included in clauses (c)(i), (f) and (g) of the definition of Moon Taxes, (c) subject to Section 3.1(c), any Taxes attributable to a SpinCo Tainting Act, (d) any Taxes attributable to an Extraordinary Transaction effected after the Distribution on the Distribution Date by SpinCo or a member of the SpinCo Group, (e) any Taxes as a result of the issuance of any equity compensation of Clover to Clover employees to the extent such equity compensation is described in the Tax Representation Letters and addressed in the Moon Tax Opinion, and (f) any Taxes taken into account in computing amounts payable pursuant to Section 2.8 of the Separation and Distribution Agreement; provided, that SpinCo Taxes shall not include any Taxes included in clause (e) of the definition of Moon Taxes.

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“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Subsidiary” means, with respect to any Person (a) a corporation more than fifty percent (50%) of the voting or capital stock of which is owned, directly or indirectly, by such Person or (b) a partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity in which such Person, directly or indirectly, owns any of the equity economic interests thereof or for which such Person, directly or indirectly, has the power to elect or direct the election of any of the members of the governing body or with respect to which such Person otherwise has control (e.g., as the managing partner or managing member of a partnership or limited liability company, as the case may be).

“Tax” means (a) all taxes, charges, fees, duties, levies, imposts, or other similar assessments, imposed by any governmental authority or political subdivision thereof, including, but not limited to, net income, gross income, gross receipts, excise, real property, personal property, sales, use, service, service use, license, lease, capital stock, transfer, recording, franchise, business organization, occupation, premium, windfall profits, profits, customs, duties, payroll, wage, withholding, social security, employment, unemployment, insurance, severance, workers compensation, excise, stamp, alternative minimum, estimated, value added, ad valorem, import, export, unclaimed property, escheat and other taxes, charges, fees, duties, levies, imposts, or other similar assessments, or any interest, penalties or additions to tax, or additional amounts, in respect of any of the foregoing and (b) all liabilities in respect of any items described in clauses (a) or (b) payable by reason of transferee or successor liability, contract, operation of Law, or Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous provision of Tax Law).

“Tax Advisor” means a tax counsel or accountant of recognized standing in the relevant jurisdiction that is reasonably acceptable to the Parties.

“Tax Attribute” means a net operating loss, net capital loss, investment credit, foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could reduce a Tax or create a Tax Benefit.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means any refund, credit, or other reduction in Tax payments, in each case, as determined on a “with and without” basis, that is actually received or recognized by a Party or any member of its Group. For the avoidance of doubt, the term “Tax Benefit” shall include any such benefit actually received or recognized as a result of a step-up in Tax basis or an increase in any Tax Attribute.

“Tax Item” means any item of income, gain, loss, deduction, expense, or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Law” means any Law relating to any Tax.

“Tax Materials” means any opinion of a Tax Advisor, ruling from a Tax Authority or any submission, certificate, representation letter or other material delivered by the Parties to such Tax Advisor or Tax Authority in connection with the rendering by such Tax Advisor of such opinion and the issuance by such Tax Authority of such ruling, including the Clover Tax Opinion, the Moon Tax Opinion and the Tax Representation Letters, in each case, that is received in connection with the Intended Tax Treatment of the transactions set forth therein.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Proceeding” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of re-determining Taxes (including any administrative or judicial review of any claim for refund).

“Tax Records” means any Tax Returns, Tax Return work papers, documentation relating to any Tax Proceedings, and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax Representation Letters” has the meaning set forth in the Merger Agreement.

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“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar report, statement, declaration, or document required to be filed under the Code or other Tax Law, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Transaction Documents” has the meaning set forth in the Separation and Distribution Agreement.

“Transfer Tax” means any sales, use, privilege, transfer (including real property transfer), intangible, recordation, registration, documentary, stamp, duty or similar Tax imposed with respect to the Separation Transactions.

“Treasury Regulations” means the regulations promulgated from time to time under the Code.

“Unqualified Tax Opinion” means an unqualified “will” opinion of a Tax Advisor, on which each of the Parties may rely to the effect that a transaction will not affect the Intended Tax Treatment or otherwise cause any Separation Transaction or the Merger to fail to qualify for its Intended Tax Treatment. Any such opinion must assume that the Contribution and Distribution would have qualified for the Intended Tax Treatment if the transaction in question did not occur and may assume the accuracy of, and may rely upon, customary assumptions, representations and undertakings reasonably satisfactory to Moon and Clover and SpinCo contained in certificates delivered by an officer of Moon, Clover, or SpinCo, as the case may be.

INDEX OF DEFINED TERMS

Term	Section
Agreement	Preamble
Carryback	2.5(a)
Chosen Courts	13.9(b)
Clover	Preamble
Distribution	Recitals
Exchange Offer	Recitals
Indemnified Party	4.2(a)
Indemnifying Party	4.2(a)
Independent Arbiter	11.2
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Moon	Preamble
Moon LuxCo	Preamble
Moon Ordinary Shares	Recitals
Notified Action	7.4
One-Step Spin-Off	Recitals
Parties	Preamble
Party	Preamble
Past Practice	2.3(a)
Post-Distribution Ruling	7.3(a)
Refund Party	5.1(a)
Retention Date	8.5
Separation and Distribution Agreement	Recitals
SpinCo	Preamble
SpinCo Common Stock	Recitals

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ARTICLE II

Preparation and Filing of Tax Returns

Section 2.1   Consolidated Returns.

(a)   Moon shall prepare and file all Moon Consolidated Returns, and shall, subject to Section 4.1(a), pay all Taxes shown to be due and payable on such Tax Returns.

(b)   Clover shall prepare and file all Clover Consolidated Returns, and shall, subject to Section 4.1(a), pay all Taxes shown to be due and payable on such Tax Returns.

Section 2.2   Separate Entity Tax Returns.

(a)   Moon shall prepare and file (or shall cause to be prepared and filed) any Separate Entity Tax Returns required to be filed by, or with respect to, any member of the Moon Group, and shall, subject to Section 4.1(a), pay, or cause the applicable Moon Entity to pay, all Taxes shown to be due and payable on such Tax Returns.

(b)   Except as set forth in Section 2.2(c), SpinCo shall prepare and file (or shall cause to be prepared and filed) any Separate Entity Tax Returns required to be filed by, or with respect to, any member of the SpinCo Group and shall, subject to Section 4.1(a), pay, or cause the applicable SpinCo Entity to pay, all Taxes shown to be due and payable on such Tax Returns.

(c)   Moon shall (or shall cause a Moon Entity to) prepare any Tax Return required to be filed by, or with respect to, any member of the SpinCo Group for any Tax Period that ends before the Distribution Date and may elect to prepare (or cause a Moon Entity to prepare) any Tax Return required to be filed by, or with respect to, any member of the SpinCo Group for any Straddle Period if the numbers of days in such Straddle Period that are attributable to a Pre-Distribution Period equals or exceeds the number of days attributable to a Post-Distribution Period. At SpinCo’s timely prior written request and expense, Moon shall (or shall cause a Moon Entity to) prepare any other Tax Return required to be filed by, or with respect to, any member of the SpinCo Group for any Straddle Period. SpinCo shall file, or cause the applicable SpinCo Entity to file, any such Tax Returns and, subject to Section 4.1(a), pay, or cause the applicable SpinCo Entity to pay, all Taxes shown to be due and payable on such Tax Returns.

Section 2.3   Tax Reporting Practices.

(a)   Past Practices. With respect to any Tax Return for which a Party is responsible for preparing such Tax Return in accordance with the terms of this Agreement (unless the items reported on such Tax Return could not reasonably be expected to affect Tax Items reported on any Tax Return filed by the other Party or members of its Group), such Tax Return shall be prepared in accordance with the practices, accounting methods, elections or conventions applied in respect of any applicable Tax Item for Pre-Distribution Periods, as modified by the remainder of this Section 2.3(a) (“Past Practice”). To the extent any Tax Items are not covered by Past Practice, or the Parties jointly determine that variance from Past Practice is required by applicable Tax Law (including as a result of a determination that there is not “substantial authority” for such position if reported in accordance with Past Practice), subject to the review rights described in Section 2.4, the Tax Return shall be prepared in the manner reasonably determined by the Party responsible for preparing such Tax Return in accordance with the terms of this Agreement, following good faith consultation with the other Party.

(b)   Reporting of Separation Transactions. The Tax treatment of the Separation Transactions reported on any Tax Return (whether such Tax Return is for a Pre-Distribution Period or a Post-Distribution Period) shall be consistent with (i) the Intended Tax Treatment and (ii) the treatment thereof in any opinion or memorandum delivered in connection with the documentation thereof, which has been delivered as of the Distribution Date. The Tax treatment of the Separation Transactions reported on any Tax Return for which SpinCo is responsible for preparing in accordance with the terms of this Agreement shall be consistent with that on any Tax Return filed or to be filed by Moon or any member of the Moon Group or caused or to be caused to be filed by Moon, to the extent that SpinCo has knowledge of such reporting. In furtherance of the foregoing, Moon shall, at least thirty (30) Business Days prior to the Due Date of any applicable Tax Return, provide to SpinCo, to the extent Moon has not previously made available, such information with respect to the Intended Tax Treatment and otherwise with respect to the intended tax treatment of the

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Separation Transactions as will enable SpinCo to file any Tax Return it is responsible for preparing in accordance with the terms of this Agreement. If SpinCo determines, in consultation with Moon and their respective Tax Advisors that there is no “substantial authority” for such reporting position, such disputed item (or items) shall be referred for resolution in accordance with Article XI. In the event that the resolution of such disputed item (or items) with respect to a Tax Return is inconsistent with such Tax Return as filed, the Parties shall, as promptly as practicable, amend the applicable Tax Returns to properly reflect the final resolution of the disputed item (or items).

Section 2.4   Right to Review Tax Returns.

(a)   Review of Moon-Prepared Tax Returns with Separate SpinCo Tax Liability. Except with respect to Moon Consolidated Returns, which shall be governed by Section 2.4(d), Moon shall, at least thirty (30) Business Days prior to the Due Date for such Tax Return, or as soon thereafter as reasonably practical, submit to SpinCo and Clover a draft of any Tax Return Moon is required or permitted to file under this Article II to the extent such Tax Return reflects a Tax liability reasonably expected to be borne by SpinCo or Clover (or a member of their respective Groups). Moon shall consider in good faith any reasonable changes to such Tax Return submitted by Clover and shall, absent written consent of Clover (not to be unreasonably withheld, delayed or conditioned), make any such changes with respect to an applicable Tax Item to the extent the relevant Tax Item would reasonably be expected to give rise to a Tax liability (including a liability under the provisions of this Agreement) for SpinCo or Clover (or a member of their respective Groups) for any Tax Period and such changes are submitted no later than fifteen (15) Business Days prior to the Due Date for such Tax Return (or, in the case of draft Tax Return delivered later than thirty (30) Business Days prior to the Due Date, as soon thereafter as reasonably practical, but in no event later than five (5) Business Days prior to the Due Date).

(b)   Review of SpinCo-Prepared Tax Returns with Separate Moon Tax Liability. Except with respect to Clover Consolidated Returns, which shall be governed by Section 2.4(d), SpinCo shall, at least thirty (30) Business Days prior to the Due Date for such Tax Return, or as soon thereafter as reasonably practical, submit to Moon a draft of each Tax Return it is required or permitted to file under this Article II to the extent such Tax Return reflects a Tax liability reasonably expected to be borne by Moon. SpinCo shall consider in good faith any reasonable changes to such Tax Return submitted by Moon and shall, absent written consent of Moon (not to be unreasonably withheld, delayed or conditioned), make any such changes with respect to an applicable Tax Item to the extent the relevant Tax Item would reasonably be expected to give rise to a Tax liability (including a liability under the provisions of this Agreement) for Moon (or a member of the Moon Group) for any Tax Period and such changes are submitted no later than fifteen (15) Business Days prior to the Due Date for such Tax Return (or, in the case of draft Tax Return delivered later than thirty (30) Business Days prior to the Due Date, as soon thereafter as reasonably practical, but in no event later than five (5) Business Days prior to the Due Date).

(c)   Dispute Mechanics. In the event any item for which proper notice of a dispute was given pursuant to Section 2.4(a) or Section 2.4(b) was not finally resolved and agreed upon in accordance with the provisions thereof, the applicable Tax Return shall be filed or caused to be filed as prepared by the Party responsible for preparing such Tax Return in accordance with the terms of this Agreement prior to the Due Date, and such disputed item (or items) shall be referred for resolution in accordance with Article XI. In the event that the resolution of such disputed item (or items) with respect to a Tax Return is inconsistent with such Tax Return as filed, the Party responsible for preparing the applicable Tax Return in accordance with the terms of this Agreement (with cooperation from the other Party) shall, as promptly as practicable, amend such Tax Return to properly reflect the final resolution of the disputed item (or items). In the event that the amount of Taxes shown to be due and owing on a Tax Return is adjusted pursuant to applicable dispute resolution procedures, proper adjustment shall be made to the amounts previously paid or required to be paid in a manner that reflects such resolution.

(d)   Review of Consolidated Returns. With respect to all Moon Consolidated Returns and Clover Consolidated Returns for the taxable year which includes the Distribution Date, Moon or Clover, as applicable shall use the closing of the books method under Treasury Regulation Section 1.1502-76, unless otherwise agreed by Moon and Clover, with respect to the determination of any Tax liability. Moon shall provide a draft, prepared in a manner that is consistent with Past Practice, of the portions of any Moon Consolidated Return that reflects a Tax liability reasonably expected to be borne by SpinCo or Clover (or a

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member of their respective Groups) to SpinCo for its review and comment at least thirty (30) Business Days prior to the Due Date for such Moon Consolidated Return; provided, however, that nothing herein shall prevent Moon from timely filing any such Moon Consolidated Return; provided, further, Moon shall not be required to provide such draft if it determines in its sole discretion to waive any liability SpinCo and Clover may have in respect of such Tax liability and agrees such Tax shall not be treated as a SpinCo Tax. Clover shall provide a draft, prepared in a manner that is consistent with Past Practice, of the portions of any Clover Consolidated Return that reflects a Tax liability reasonably expected to be borne by Moon (or a member of the Moon Group) to Moon for its review and comment at least thirty (30) Business Days prior to the Due Date for such Clover Consolidated Return, provided, however, that nothing herein shall prevent Clover from timely filing any such Clover Consolidated Return; provided, further, Clover shall not be required to provide such draft if it determines in its sole discretion to waive any liability Moon may have in respect of such Tax liability and agrees such Tax shall not be treated as a Moon Tax. Any disputes that the Parties are unable to resolve shall be resolved pursuant to Article XI. In the event that any dispute is not resolved (whether pursuant to good faith negotiations among the Parties prior to the Due Date for the filing of any Moon Consolidated Return or Clover Consolidated Return, such Moon Consolidated Return or Clover Consolidated Return, as applicable, shall be timely filed by the relevant Party, and the Parties agree to amend such Moon Consolidated Return or Clover Consolidated Return, as applicable, as necessary to reflect the resolution of such dispute in a manner consistent with such resolution.

Section 2.5   Carrybacks and Amended Tax Returns.

(a)   Carrybacks. Except to the extent otherwise consented to by Moon in writing or prohibited by applicable Law, SpinCo (or the appropriate member of the SpinCo Group) shall elect to relinquish, waive or otherwise forgo the carryback of any loss, credit or other Tax Attribute from any Post-Distribution Period to any Pre-Distribution Period or Straddle Period with respect to members of the SpinCo Group (a “Carryback”). In the event that SpinCo (or the appropriate member of the SpinCo Group) is prohibited by applicable Law to relinquish, waive or otherwise forgo a Carryback (or Moon consents to a Carryback), Moon shall cooperate with SpinCo, at SpinCo’s expense, in seeking from the appropriate Tax Authority such Refund as reasonably would result from such Carryback, to the extent that such Refund is directly attributable to such Carryback, and shall pay over to SpinCo the amount of such Refund within ten (10) Business Days after such Refund is received; provided, however, that SpinCo shall indemnify and hold the members of the Moon Group harmless from and against any and all collateral Tax consequences resulting from or caused by any such Carryback, including, without limitation, the loss or postponement of any benefit from the use of Tax Attributes generated by a member of the Moon Group if (i) such Tax Attributes expire unutilized, but would have been utilized but for such Carryback, or (ii) the use of such Tax Attributes is postponed to a later taxable period than the taxable period in which such Tax Attributes would have been utilized but for such Carryback. Notwithstanding the foregoing, the second sentence of this Section 2.5(a) shall not apply to any Refund of Moon Consolidated Taxes.

(b)   Amended Tax Returns. Except as provided in Section 2.3(b), Section 2.4(c) or Section 2.4(d) to reflect the resolution of any dispute pursuant to Article XI, any amended Tax Return with respect to any member of the SpinCo Group, or any Mixed Business Tax Return, may be made only (i) with respect to any Income Tax Return which includes Pre-Distribution Periods or any Tax Return if the applicable original Tax Return was filed before the Distribution Date, by Moon and (ii) with respect to any other Tax Return, by the Party responsible for preparing the applicable Tax Return in accordance with the terms of this Agreement. Such Party shall not file or cause to be filed any such amended Tax Return without the prior written consent of the other Party, if such filing, assuming it is accepted, could reasonably be expected to change the Tax liability of such other Party (or any member of its Group) for any Tax Period, which consent shall not be unreasonably withheld, conditioned or delayed. If any Party permitted to make an amended Tax Return under this Section 2.5(b) is not permitted to file such amended Tax Return under applicable Law, such Party shall provide the amended Tax Return to the other Party which shall file (or cause to be filed) such amended Tax Return as promptly as reasonably practicable thereafter.

Section 2.6   Apportionment of Tax Attributes.

(a)   Tax Attributes arising in a Pre-Distribution Period will be allocated to (and the benefits and burdens of such Tax Attribute will inure to) the members of the Moon Group and the members of the

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SpinCo Group in accordance with Moon’s historical practice (except as otherwise required by applicable Tax Law), the Code, Treasury Regulations, and any applicable state, local and non-U.S. Law, as determined by Moon in its reasonable discretion and consistent with Past Practice, as applicable.

(b)   Moon shall in good faith (and without being required to undertake an attribute or similar study) advise Clover in writing of the portion, if any, of Tax Attributes, or other consolidated, combined or unitary attribute, which shall be allocated or apportioned to the members of the SpinCo Group under applicable Law. Moon shall consult in good faith with SpinCo regarding such allocation of Tax Attributes and determinations as to basis and valuation, and shall consider in good faith any reasonable comments timely received from SpinCo. In the event that Clover disagrees with any such determination, Moon and Clover shall endeavor in good faith to resolve such disagreement, and, failing that, the allocations and apportionments under this Section 2.6(b) shall be determined in accordance with the dispute resolution provisions of Article XI as promptly as practicable. To the extent applicable Law requires any member of the Moon Group to make a payment to a member of the SpinCo Group, or any member of the SpinCo Group to make a payment to a member of the Moon Group, with respect to any Tax Attribute, or other consolidated, combined or unitary attribute, as a result of the Separation Transactions, such payment shall be made in accordance with the provisions of this Agreement; provided, however that if any such payment is made by a member of the Moon Group to a member of the SpinCo Group, a corresponding payment of an equal amount shall be made by the SpinCo Borrower to Moon LuxCo, and if any such payment is made by a member of the SpinCo Group to a member of the Moon Group, a corresponding payment of an equal amount shall be made by Moon LuxCo to the SpinCo Borrower.

(c)   All members of the Moon Group, SpinCo Group and Clover Group shall prepare all Tax Returns and compute all Taxes for Post-Distribution Periods in accordance with the final allocation of Tax Attributes delivered under Section 2.6(b), except as otherwise required by a Final Determination. In the event of an adjustment to any Tax Attribute as a result of a Final Determination, Moon or SpinCo, as applicable, shall promptly notify the other Party in writing of such adjustment, and the reduction or increase in Tax Attributes shall be allocated to the Party to which such Tax Attribute was initially allocated pursuant to this Section 2.6 and, if necessary, an appropriate adjustment payment shall be made by the applicable Party, consistent with the other provisions of this Agreement.

(d)   For the avoidance of doubt, Moon shall not be liable to any member of the SpinCo Group or Clover Group for any failure of any determination under this Section 2.6 to be accurate under applicable Tax Law, provided such determination was made in good faith.

Section 2.7   Coordination. Nothing in this Article II (including a Party’s timely payment of Taxes, or filing of a Tax Return, pursuant to the provisions hereof) shall limit a Party’s right to indemnification under the provisions of Article III of this Agreement.

ARTICLE III

Allocation of Tax Liabilities

Section 3.1   General Rule.

(a)   Moon Liability. Moon shall be liable for, and shall indemnify and hold harmless each member of the SpinCo Group (and, as applicable, the Clover Group) from and against, without duplication, (i) all Moon Taxes, (ii) all Taxes incurred by a member of the SpinCo Group or the Clover Group resulting from the breach by a member of the Moon Group of any of its representations, warranties or covenants hereunder, and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

(b)   Clover Liability. Clover and SpinCo shall be liable for, and shall indemnify and hold harmless each member of the Moon Group from and against, without duplication, (i) all SpinCo Taxes, (ii) all Taxes incurred by a member of the Moon Group by reason of the breach by a member of the SpinCo Group or the Clover Group of any of its representations, warranties or covenants hereunder and (iii) any costs and expenses related to the foregoing (including reasonable attorneys’ fees and expenses).

(c)   Notwithstanding Section 3.1(a) and (b), any liability for any Taxes attributable to both a Moon Tainting Act and a SpinCo Tainting Act shall be shared by Moon and SpinCo according to relative fault.

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Section 3.2   Attribution of Taxes.

(a)   General. For all purposes of this Agreement, a Tax and any Tax Items shall be considered attributable to the SpinCo Business on the one hand and the Moon Business on the other (but not both) to the extent that such Tax and/or Tax Item would result if such Tax Return were prepared on a separate basis taking into account only the operations and assets of the SpinCo Business on the one hand and only the operations and assets of the Moon Business on the other hand (but not both), as applicable, which allocation shall, in respect of Income Taxes, be jointly determined by Moon and SpinCo in good faith and subject to dispute resolution under Article XI, (i) using Past Practices and (ii) applying the highest applicable statutory marginal corporate income Tax rate in effect for the applicable Tax Period. With respect to any other Tax Items, Moon and SpinCo shall jointly determine in good faith consistent with Past Practices and subject to dispute resolution under Article XI, which Tax Items are properly attributable to assets or activities of the SpinCo Business and Moon Business, respectively (and in the case of a Tax Item that is properly attributable to both the SpinCo Business and the Moon Business, the allocation of such Tax Item between the SpinCo Business and the Moon Business).

(b)   Straddle Period Tax Allocation. Moon and SpinCo shall take all actions necessary or appropriate to close the taxable year of SpinCo and each member of the SpinCo Group for all Tax purposes as of the close of the Distribution Date to the extent permissible or required under applicable Law. If applicable Law does not require or permit SpinCo or any SpinCo Entity, as the case may be, to close its taxable year on the Distribution Date, then the allocation of Tax Items required to determine any Taxes or other amounts attributable to the portion of the Straddle Period ending on, or beginning after, the Distribution Date shall be made by means of a closing of the books and records of SpinCo or the applicable member of the SpinCo Group as of the close of the Distribution Date; provided that exemptions, allowances or deductions that are calculated on an annual or periodic basis shall be allocated between such portions in proportion to the number of days in each such portion; provided, further, that real property and other property or similar periodic Taxes shall be apportioned on a per diem basis. In the case of any Income Tax payable under Section 951(a) of the Code or Section 951A(a) of the Code (or similar provisions of state or local Law) with respect to each member of the SpinCo Group that will be a controlled foreign corporation immediately after the Distribution within the meaning of Section 957 of the Code, for any Straddle Period the aggregate amount of such Tax allocable to the Pre-Distribution Period shall not exceed the aggregate amount that would have been payable by members of the Moon Group and the SpinCo Group if the taxable years of members of the Moon Group and the SpinCo Group ended at the end of the day on the Distribution Date (determined, for this purpose, taking into account each of the Separation Transactions but disregarding the Merger and any Extraordinary Transaction).

(c)   Extraordinary Transactions. Notwithstanding anything to the contrary in this Agreement, the Parties shall report any Extraordinary Transactions taking place on the Distribution Date after the Effective Time as occurring on the day after the Distribution Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or any similar or analogous provision of state, local or non-U.S. Law.

ARTICLE IV

Tax Payments

Section 4.1   Payment of Amounts Due.

(a)   Payment of Liability with Respect to Tax Due. Each Party allocated Taxes shown on a Tax Return to be filed in accordance with Article II and responsible for the payment of such Taxes under this Agreement shall, at least two (2) Business Days prior to the Due Date for filing any such Tax Return, pay such amount to the Party responsible for filing such Tax Return in accordance with the terms of this Agreement. For the avoidance of doubt, however, the obligation described under this Section 4.1(a) shall not commence prior to the date the other Party first was given the opportunity to exercise any review rights available to it with respect to the relevant Tax Return (whether under Article II or otherwise) or the date any dispute with respect to such Tax Return is resolved pursuant to Section 2.4(c), nor shall interest accrue during any such time period.

(b)   Adjustments Resulting in Underpayments. In the case of any adjustment pursuant to a Final Determination with respect to any Tax Return, the Party responsible for filing the applicable Tax Return in

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accordance with the terms of this Agreement shall pay (or cause to be paid) to the applicable Tax Authority when due any additional Tax due with respect to such Tax Return required to be paid as a result of such adjustment pursuant to such Final Determination. Such Party shall compute the amount attributable to the SpinCo Group or the Moon Group (as the case may be) in accordance with this Agreement and SpinCo shall pay to Moon any amount due Moon (or Moon shall pay SpinCo any amount due SpinCo) under this Agreement no later than the later of (i) two (2) Business Days prior to the Due Date for payment and (ii) ten (10) Business Days after the date of receipt of a written notice and demand from such Party for payment of the amount due, accompanied by a statement detailing the Taxes paid and describing in reasonable detail the particulars relating thereto. For the avoidance of doubt, however, the obligation described under this Section 4.1(b) shall not commence to the extent the other Party was not previously notified of the potential adjustment under the provisions of Article X, in which case the obligation shall accrue on the date of the other Party’s receipt of written notice and demand under clause (ii) of this Section 4.1(b), and interest shall accrue only from such later date.

(c)   Discharge of Indemnity. A Party (or any member of its Group) seeking indemnity under Article III shall provide written notice of, and a reasonable basis for, its claim to the other Party (or Parties, or any member of their respective Groups) from which it is seeking indemnification, and such other Party (or Parties, or the applicable member of their respective Groups) shall discharge its (or their) indemnification obligations, subject to Section 4.1(b), by paying the relevant amount within ten (10) Business Days of demand therefor. If any Party (or any member of its Group) disputes in good faith the fact or the amount of its indemnification obligation, then no payment of the amount in dispute shall be required until any such good faith dispute is resolved in accordance with Article XI, but interest shall accrue from the date payment would otherwise have been due.

Section 4.2   Treatment of Indemnification and Other Payments.

(a)   Any Tax indemnity payment required to be made by a Party responsible to make an indemnification payment pursuant to this Agreement (the “Indemnifying Party”) shall be reduced by any corresponding Tax Benefit to the indemnified Party (the “Indemnified Party”) actually realized or recognized during or prior to the taxable year in which the indemnification payment is made or during the two (2) subsequent taxable years. For the avoidance of doubt, a Tax Benefit is treated as corresponding to a Tax indemnity payment to the extent the Tax Benefit realized is directly attributable to the same Tax Item (or adjustment of such Tax Item pursuant to a Final Determination) that gave rise to the Tax indemnity payment.

(b)   Except as otherwise agreed between Moon and SpinCo and notwithstanding anything to the contrary herein, the Parties shall cause all indemnification payments under this Agreement to be made by Moon LuxCo to the SpinCo Borrower and by the SpinCo Borrower to Moon LuxCo. To the extent permitted by applicable Tax Law, Moon and SpinCo agree to treat (and to cause each member of their respective Group to treat) any payment required by this Agreement (other than payments with respect to interest accruing after the Distribution Date) as either a contribution by Moon LuxCo to SpinCo or a distribution by SpinCo to Moon LuxCo, as the case may be, occurring immediately prior to the Separation Transaction pursuant to which SpinCo was distributed out of Moon LuxCo.

ARTICLE V

Tax Refunds

Section 5.1   Tax Refunds and Credits.

(a)   Each Party (and its Affiliates) shall be entitled to, and the other Party shall, at the written request and expense of the first Party (such Party, the “Refund Party”), use commercially reasonable efforts to claim, all Refunds that relate to Taxes for which the Refund Party (or its Affiliates) is liable under Article III. To the extent that a particular Refund of Taxes may be allocable to a Tax Period or reflected on a Tax Return with respect to which the Parties may share liability under this Agreement, the portion of such Refund to which each Refund Party will be entitled shall be determined by comparing the relative liability of such Refund Party for the Taxes shown on the applicable Tax Return, taking into account the facts as utilized for purposes of claiming such Refund. Any Refund to which a Refund Party is entitled that is received by the other Party shall be paid to such Refund Party within ten (10) days of, in the case of a cash

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Refund, such other Party’s actual receipt of the Refund from the applicable Tax Authority or, in the case of any Refund that reduces or offsets Taxes otherwise payable by such other Party, the earlier of the Due Date for such Tax liability or the date such Tax liability is actually paid.

(b)   To the extent that the amount of any Refund under this Section 5.1 is later reduced by a Tax Authority or pursuant to a Final Determination in a Tax Proceeding, such reduction shall be allocated to the Refund Party and, if necessary, an appropriate adjustment payment shall be made to the other Party, consistent with the other provisions of this Agreement.

ARTICLE VI

Deduction and Reporting of Employee Awards

Section 6.1   Moon and SpinCo Income Tax Deductions in Respect of Certain Equity Awards and Compensation. Unless otherwise required by applicable Law, solely the member of the Group for which the relevant individual is currently employed or, if such individual is not currently employed by a member of the Group, was most recently employed at the time of the vesting, exercise, disqualifying disposition, payment or other relevant taxable event, as appropriate, in respect of equity awards and other compensation shall be entitled to claim any Income Tax deduction in respect of such equity awards and other compensation on its respective Tax Return associated with such event; provided, that, notwithstanding the foregoing, Moon (or the applicable member of the Moon Group) shall be entitled to claim any Income Tax deduction associated with the exercise of either (x) an Adjusted Vested Moon Stock Option by any SpinCo Employee or Former SpinCo Employee or (y) an Adjusted Unvested Moon Stock Option by any Former SpinCo Employee, or associated with the settlement of a Moon RSU held by a Former SpinCo Employee. All capitalized terms used in this Section 6.1 and not otherwise defined in this Agreement shall have the meaning given to such term in the Employee Matters Agreement.

ARTICLE VII

Tax-Free Status

Section 7.1   Representations and Warranties.

(a)   SpinCo. SpinCo hereby represents and warrants, or covenants and agrees, as appropriate, that the facts presented and the representations made in the Tax Materials, with the consent of Clover, to the extent they both (i) are descriptive of the SpinCo Group at any time after the Distribution Time (including the business purposes for the Distribution described in the Tax Materials to the extent that they relate to the SpinCo Group and the plans, proposals, intentions and policies of the SpinCo Group after the Distribution Time), and (ii) relate to the actions or non-actions of the SpinCo Group to be taken (or not taken, as the case may be) after the Distribution Time, are, or, as applicable, will be, from the time presented or made through and including the Distribution Time (and thereafter as relevant) true, correct and complete in all respects, provided that notwithstanding anything to the contrary in this Agreement, Moon rather than SpinCo shall be responsible for any such representation, warranty or covenant at the time presented or made (and if applicable, through and including the Distribution Time). Clover hereby represents and warrants or covenants and agrees, as appropriate, that (i) it has delivered complete and accurate copies of the Tax Materials to be prepared by Clover to Moon and (ii) the facts presented and the representations made in the Tax Materials, to the extent descriptive of the Clover Group at any time (including the plans, proposals, intentions and policies of the Clover Group at any time) are, or, as applicable, will be, from the time presented or made (and, if applicable, through and including the Distribution Time (and thereafter as relevant)), true, correct and complete in all respects.

(b)   Moon. Moon hereby represents and warrants, or covenants and agrees, as appropriate, that (i) it has delivered complete and accurate copies of the Tax Materials to be prepared by Moon to SpinCo and Clover and (ii) the facts presented and the representations made therein, to the extent descriptive of (A) the Moon Group at any time or (B) the SpinCo Group at any time at or prior to the Distribution Time (including, in each case, the business purposes for the Distribution described in the Tax Materials to the extent that they relate to the Moon Group at any time or the SpinCo Group at any time at or prior to the Distribution Time, and the plans, proposals, intentions and policies of the Moon Group at any time or the

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SpinCo Group at any time at or prior to the Distribution Time) are, or, as applicable, will be, from the time presented or made (and, if applicable, through and including the Distribution Time (and thereafter as relevant)), true, correct and complete in all respects.

(c)   No Contrary Plan. Each of Moon, SpinCo and Clover represents and warrants that neither it, nor any of its Subsidiaries, has any plan or intent to take any action which is inconsistent with any statements or representations made in the Tax Materials.

(d)   Distribution Date. Moon hereby agrees and covenants that the distribution of any SpinCo Entity that is treated as a corporation for U.S. federal Income Tax purposes to Moon LuxCo will occur at least one day prior to the Distribution Date.

(e)   Provision of Intended Tax Treatment Information. On or promptly following the Distribution Date, Moon shall provide to Clover detailed descriptions of those actions and transactions that would adversely affect the Intended Tax Treatment of those transactions addressed pursuant to clause (v) of the definition of Intended Tax Treatment.

Section 7.2   Restrictions on SpinCo. During the Restricted Period, SpinCo and Clover shall not (other than as expressly required under the Separation and Distribution Agreement):

(a)   enter into any Proposed Acquisition Transaction, approve any Proposed Acquisition Transaction for any purpose, or facilitate in any manner or allow any Proposed Acquisition Transaction to occur with respect to SpinCo;

(b)   merge or consolidate with any other Person (other than pursuant to the Merger) or liquidate or partially liquidate; or approve or allow any merger, consolidation, liquidation, or partial liquidation of any SpinCo Entity (other than pursuant to the Plan of Reorganization), including, in each case, any action that is treated as a liquidation for U.S. federal Income Tax purposes;

(c)   approve or allow the discontinuance, cessation, or sale or other transfer (to an Affiliate or otherwise) of, or a material change in, any Active Business;

(d)   approve or allow the sale, issuance, or other disposition (to an Affiliate or otherwise), directly or indirectly, of any share of, or other equity interest or an instrument convertible into an equity interest in, any of the Active Business Entities;

(e)   in the case of the SpinCo Group (including any successors to any member of the SpinCo Group), sell or otherwise dispose of more than fifty percent (50%) percent of its consolidated gross assets, or approve or allow the sale or other disposition (including in any transaction treated for U.S. federal income Tax purposes as a sale, transfer or disposition) (to an Affiliate or otherwise) of more than fifty percent (50%) of its consolidated gross assets or more than fifty percent (50%) of the consolidated gross assets of any of the Active Business Entities (whether to an Affiliate or otherwise), in each case, excluding (A) sales in the ordinary course of business and measured based on fair market values as of the Distribution Date or (B) any transfers to a Person that is a disregarded entity separate from the transferor for federal income tax purposes and (C) sales or other dispositions of businesses listed on Schedule I (provided, that for purposes of this Section 7.2(e), a merger of SpinCo or one of its Subsidiaries with and into any Person that is not a wholly owned Subsidiary of SpinCo or Clover shall constitute a disposition of all of the assets of SpinCo or such Subsidiary);

(f)   amend its certificate of incorporation (or other organizational documents), or take any other action or approve or allow the taking of any action, whether through a stockholder vote or otherwise, affecting the voting rights of SpinCo stock (including through the conversion of any capital stock into another class of capital stock);

(g)   issue shares of a new class of non-voting stock;

(h)   purchase, directly or through any Affiliate, any of its outstanding stock;

(i)   with respect to the Distribution, take any action or fail to take any action, or permit any member of the SpinCo Group to take any action or fail to take any action, that is inconsistent with any representation or covenant made in the Tax Materials; provided, that (i) this Section 7.2(i) shall not prohibit

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or prevent the sale or other disposition of the businesses listed on Schedule I and (ii) with respect to the Tax Materials that relate to items described in clause (v) of the definition of Intended Tax Treatment, this Section 7.2(i) shall only apply to actions that are SpinCo Tainting Acts; or

(j)   take any action or permit any other member of the SpinCo Group to take any action (including any transactions with a third-party or any transaction with any Affiliate) that, is inconsistent with, or individually or in the aggregate (taking into account other transactions described in this Section 7.2) would be reasonably likely to adversely affect, the Intended Tax Treatment; provided, that (i) this Section 7.2(i) shall not prohibit or prevent the sale or other disposition of the businesses listed on Schedule I and (ii) with respect to items described in clause (v) of the definition of Intended Tax Treatment, this Section 7.2(j) shall only apply to actions that are SpinCo Tainting Acts.

Section 7.3   Opinions, Rulings and Voluntary Disclosures. SpinCo and Clover and their respective Affiliates shall be permitted to take the actions described in Section 7.2, if, prior to taking any such actions:

(a)   SpinCo and Clover notify Moon that they desire to seek a private letter ruling from the IRS, or a ruling from another applicable Tax Authority that confirms that such action or actions will not adversely affect the Intended Tax Treatment, taking into account such actions and any other relevant transactions in the aggregate (a “Post-Distribution Ruling”), and Moon consents in writing to the pursuit of such Post-Distribution Ruling, which consent shall not be unreasonably withheld, conditioned or delayed, and which ruling (and any representations on which it is based) shall, once received, be in form and substance satisfactory to Moon in its discretion, which discretion shall be reasonably exercised in good faith to prevent the imposition on Moon, or responsibility for payment by Moon, of Distribution Taxes; or

(b)   SpinCo and Clover shall have received an Unqualified Tax Opinion that confirms that such action or actions will not adversely affect the Intended Tax Treatment, taking into account such actions and any other relevant transactions in the aggregate, in form and substance satisfactory to Moon in its discretion, which discretion shall be reasonably exercised in good faith to prevent the imposition on Moon, or responsibility for payment by Moon, of Distribution Taxes (including any representations or assumptions that may be included in such Unqualified Tax Opinion).

(c)   Moon’s evaluation of a Post-Distribution Ruling or Unqualified Tax Opinion may consider, among other factors, the appropriateness of any underlying assumptions, representations, and covenants made in connection with such Post-Distribution Ruling or Unqualified Tax Opinion. SpinCo shall (i) bear all costs and expenses of securing any such Post-Distribution Ruling or Unqualified Tax Opinion and (ii) reimburse Moon for all reasonable out-of-pocket costs and expenses that Moon may incur in good faith in pursuing or evaluating any such Post-Distribution Ruling or Unqualified Tax Opinion. Except as provided in this Section 7.3, following the Effective Time, neither Clover, SpinCo nor any of their respective Subsidiaries shall seek any guidance from, initiate any communication with, the IRS or any other Tax Authority (whether written, verbal or otherwise) at any time concerning the Contribution, the Distribution or the Reorganization (including the impact of any transaction on the Contribution, the Distribution or the Reorganization) without the prior approval of Moon (such approval not to be unreasonably withheld, conditioned or delayed).

Section 7.4   Procedures Regarding Opinions and Rulings. If SpinCo or Clover notifies Moon that it desires to take one of the actions described in Section 7.2 (a “Notified Action”), Moon shall, at SpinCo and Clover’s sole expense, cooperate with SpinCo and use its reasonable best efforts to seek to obtain a Post-Distribution Ruling or permit SpinCo or Clover, as applicable, to obtain an Unqualified Tax Opinion for the purpose of permitting SpinCo or Clover, as applicable to take the Notified Action unless Moon shall have waived the requirement to obtain such ruling or opinion.

ARTICLE VIII

Reporting, Cooperation and Record Retention

Section 8.1   Assistance and Cooperation.

(a)   The Parties shall cooperate (and cause the members of their respective Groups to cooperate) with each other and with each other’s representatives, including accounting firms and legal counsel, in connection with Tax matters relating to the Parties and their respective Groups including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or

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the right to and amount of any Refund, (iii) examinations of Tax Returns, and (iv) any Tax Proceeding. Such cooperation shall include making all information and documents in such Party’s possession relating to the other Party and the members of its Group available to such other Party as provided in this Article VIII and the execution of any document (including the grant of any power of attorney or similar document) reasonably requested by another Party in connection with the filing of a Tax Return or a Refund claim of the Parties or any of the members of their respective Groups or any Tax Proceeding of any of the Parties or the members of their respective Groups. Each Party shall make its employees, advisors, and facilities available, without charge, on a reasonable and mutually convenient basis in connection with the foregoing matters in a manner that does not interfere with the ordinary business operations of such Party. The Parties shall use commercially reasonable efforts to provide any information or documentation requested by the other Party in a manner that permits the other Party (or its Affiliates) to comply with Tax Return filing deadlines or other applicable timing requirements.

(b)   Any information or documents provided under this Section 8.1 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. Notwithstanding any other provision of this Agreement or any other agreement, (i) no Party nor any of its Affiliates shall be required to provide another Party or any Affiliate thereof or any other Person access to or copies of any information or procedures (including the proceedings of any Tax Proceeding) other than information or procedures that reasonably relate to the Taxes (including any Taxes for which the first Party is liable under this Agreement), business or assets of the first Party or any of its Affiliates or are necessary to prepare Tax Returns for which the first Party is responsible for preparing the applicable Tax Return in accordance with the terms of this Agreement and (ii) in no event shall any Party or its Affiliates be required to provide another Party, any of its Affiliates or any other Person access to or copies of any information if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that a Party determines that the provision of any information to another Party or any of its Affiliates could be commercially detrimental, violate any Law or agreement or waive any Privilege, the first Party shall use reasonable best efforts to permit compliance with its obligations under this Section 8.1 in a manner that avoids any such harm or consequence.

Section 8.2   Return Information. SpinCo and Moon acknowledge that time is of the essence in relation to any request for information, assistance or cooperation made by Moon or SpinCo pursuant to Section 8.1 or this Section 8.2. Each Party shall provide to the other Parties information and documents relating to its Group reasonably required by the other Parties to prepare Tax Returns. Any information or documents a Party responsible for preparing a Tax Return in accordance with the terms of this Agreement requires to prepare such Tax Returns shall be provided in such form as such Party reasonably requests and in sufficient time for such Party to prepare such Tax Returns on a timely basis.

Section 8.3   Non-Performance. If a Party (or any of its Affiliates) fails to comply with any of its obligations set forth in this Article VIII upon reasonable request and notice by the other Party (or any of its Affiliates) and such failure results in the imposition of additional Taxes, the non-performing Party shall be liable in full for such additional Taxes.

Section 8.4   Costs. Each Party shall devote the personnel and resources necessary in order to carry out this Article VIII and shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Each Party shall carry out its responsibilities under this Article VIII at its own cost and expense.

Section 8.5   Retention of Tax Records. Each Party shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods, and Moon shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods, for so long as the contents thereof may become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Distribution Date (such later date, the “Retention Date”). After the Retention Date, each Party may dispose of such Tax Records upon ninety (90) Business Days’ prior written notice to the other Party. If, prior to the Retention Date, a Party reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 8.5 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Party agrees, then such first Party may dispose of

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such Tax Records upon ninety (90) Business Days’ prior notice to the other Party. The notified Party shall have the opportunity, at its cost and expense, to copy or remove, within such ninety (90) Business Day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Party determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such Party may decommission or discontinue such program or system upon ninety (90) Business Days’ prior notice to the other Party and the other Party shall have the opportunity, at its cost and expense, to copy, within such ninety (90) Business Day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Section 8.6   Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement. To the extent any Tax Records are required to be or are otherwise transferred by the Parties or their respective Affiliates to any person other than an Affiliate, the Party or its respective Affiliate shall transfer such records to the other Party at such time.

ARTICLE IX

Tax Proceedings

Section 9.1   Notice. Within ten (10) Business Days after an Indemnified Party becomes aware of the commencement of a Tax Proceeding that may give rise to Taxes for which an Indemnifying Party is responsible pursuant to Article III, such Indemnified Party shall notify the Indemnifying Party of such Tax Proceeding, and thereafter shall promptly forward or make available to the Indemnifying Party copies of notices and communications relating to such Tax Proceeding. The failure of the Indemnified Party to notify the Indemnifying Party of the commencement of any such Tax Proceeding within such ten (10) Business Day period or promptly forward any further notices or communications shall not relieve the Indemnifying Party of any obligation which it may have to the Indemnified Party under this Agreement except to the extent that the Indemnifying Party is materially prejudiced by such failure.

Section 9.2   Control of Tax Proceedings.

(a)   Moon Income Tax Returns.

(i)   Moon shall be entitled to contest, compromise and settle in its sole discretion any adjustment to any Tax Item that is proposed, asserted or assessed in connection with any Tax Proceeding with respect to (A) any Moon Consolidated Return or (B) any Separate Entity Tax Return that relates solely to Taxes for which Moon is liable under this Agreement.

(ii)    If SpinCo Taxes are asserted in any Tax Proceeding otherwise controlled by Moon under this Section 9.2(a), Moon shall (i) keep SpinCo timely informed of the actions proposed to be taken by Moon with respect to such assertion in such Tax Proceeding, (ii) permit SpinCo to participate (at SpinCo’s cost and expense) in the aspects of such Tax Proceeding that relate solely to such SpinCo Taxes and (iii) not settle any aspect of such Tax Proceeding that relates to such SpinCo Taxes without the prior written consent of SpinCo, which consent shall not be unreasonably withheld, delayed or conditioned.

(b)   Clover Income Tax Returns.

(i)   Clover shall be entitled to contest, compromise and settle in its sole discretion any adjustment to any Tax Item that is proposed, asserted or assessed in connection with any Tax Proceeding with respect to (A) any Clover Consolidated Return or (B) any Separate Entity Tax Return that relates solely to Taxes for which SpinCo or Clover is liable under this Agreement.

(ii)   If Moon Taxes are asserted in any Tax Proceeding otherwise controlled by Clover under this Section 9.2(b), Clover shall (i) keep Moon timely informed of the actions proposed to be taken by

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Clover with respect to such assertion in such Tax Proceeding, (ii) permit Moon to participate (at Moon’s cost and expense) in the aspects of such Tax Proceeding that relate solely to such Moon Taxes, and (iii) not settle any aspect of such Tax Proceeding that relates to such Moon Taxes without the prior written consent of Moon, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)   Separate Entity Tax Returns.

(i)   Except as set forth in Section 9.2(a) and Section 9.2(b), Moon shall be entitled to contest, compromise and settle any adjustment to any Tax Item that is proposed, asserted or assessed in connection with any Tax Proceeding with respect to any Separate Entity Tax Return prepared by Moon or a Moon Entity pursuant to Section 2.2; provided, that to the extent that any aspect of such Tax Proceeding relates to SpinCo Taxes or would reasonably be expected to materially adversely affect the Tax position of SpinCo or any SpinCo Entity, or Clover or any Clover Entity, Moon shall (i) keep SpinCo informed in a timely manner of the actions proposed to be taken by Moon with respect to such aspects of such Tax Proceeding, (ii) permit SpinCo to participate (at SpinCo’s cost and expense) in such aspects of such Tax Proceeding, and (iii) not settle any such aspect of such Tax Proceeding without the prior written consent of SpinCo, which shall not be unreasonably withheld, delayed or conditioned.

(ii)   Except as set forth in Section 9.2(a) and Section 9.2(b), SpinCo shall be entitled to contest, compromise and settle any adjustment to any Tax Item that is proposed, asserted or assessed in connection with any Tax Proceeding with respect to any Separate Entity Tax Return prepared by SpinCo or a SpinCo Entity pursuant to Section 2.2; provided, that to the extent that any aspect of such Tax Proceeding relates to Moon Taxes or would reasonably be expected to materially adversely affect the Tax position of Moon or any Moon Entity, SpinCo shall (i) keep Moon informed in a timely manner of the actions proposed to be taken by SpinCo with respect to such aspects of such Tax Proceeding, (ii) permit Moon to participate (at Moon’s cost and expense) in such aspects of such Tax Proceeding, and (iii) not settle any such aspect of such Tax Proceeding without the prior written consent of Moon, which shall not be unreasonably withheld, delayed or conditioned.

(d)   Distribution Taxes. Notwithstanding the other provisions of this Section 9.2, Moon shall be entitled to contest, compromise and settle any Tax Proceeding relating to the Intended Tax Treatment or that would otherwise give rise to Distribution Taxes; provided, that to the extent that any aspect of such Tax Proceeding (i) would reasonably be expected to materially adversely affect the Tax position of SpinCo or a SpinCo Entity, or Clover or any Clover Entity, or (ii) Clover and SpinCo have previously acknowledged their potential liability under this Agreement for any Distribution Tax-Related Losses arising out of such Tax Proceeding in writing, Moon shall (A) keep SpinCo informed in a timely manner of the actions proposed to be taken by Moon with respect to such aspects of such Tax Proceeding, (B) permit SpinCo to participate (at SpinCo’s cost and expense) in such aspects of such Tax Proceeding, and (C) not settle any such aspect of such Tax Proceeding without the prior written consent of SpinCo, which shall not be unreasonably withheld, delayed or conditioned.

(e)   Non-Income Tax Returns. The Party responsible for preparing the applicable Tax Return in accordance with the terms of this Agreement shall be entitled to contest, compromise and settle any adjustment that is proposed, asserted or assessed pursuant to any Tax Proceeding with respect to any Tax Return other than an Income Tax Return, provided, that to the extent that any aspect of such Tax Proceeding relates to Taxes for which the other Party is liable under this Agreement or would reasonably be expected to materially adversely affect the Tax position of the other Party, the first Party shall (i) keep the other Party informed in a timely manner of the actions proposed to be taken by the first Party with respect to such aspects of such Tax Proceeding, (ii) permit the other Party to participate (at such other Party’s cost and expense) in such aspects of such Tax Proceeding, and (iii) not settle any such aspect of such Tax Proceeding without the prior written consent of the other Party, which shall not be unreasonably withheld, delayed or conditioned.

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ARTICLE X

Interest Payments

Section 10.1   Interest Under This Agreement. Anything herein to the contrary notwithstanding, to the extent an Indemnifying Party makes a payment of interest to an Indemnified Party under this Agreement with respect to the period from the date that the Indemnified Party made a payment of Tax to a Tax Authority to the date that the Indemnifying Party reimbursed the Indemnified Party for such Tax payment, the interest payment shall be treated as interest expense to the Indemnifying Party (deductible to the extent provided by law) and as interest income by the Indemnified Party (includible in income to the extent provided by law). The amount of the payment shall not be adjusted to take into account any associated Tax Benefit to the Indemnifying Party or increase in Tax to the Indemnified Party.

ARTICLE XI

Disagreements

Section 11.1   Discussion. The Parties mutually desire that collaboration will continue between them. Accordingly, the Parties will, and will cause the respective members of their Groups to, use reasonable efforts to resolve via bilateral discussion all disagreements in respect of their respective rights and obligations under this Agreement. In furtherance thereof, in the event of any dispute or disagreement between any member of the Moon Group and any member of the Clover Group or SpinCo Group as to the interpretation of any provision of this Agreement or the performance of the other Party’s obligations hereunder, representatives of each of the Parties, including members of their respective Tax departments, shall negotiate in good faith to resolve such dispute. The Parties agree that the dispute resolution procedures specified in this Article XI shall be the sole and exclusive procedures for the resolution of disputes; provided, however, that any Party may seek a preliminary injunction or other preliminary judicial relief in aid of arbitration before any court of competent jurisdiction if such action is necessary to avoid irreparable damage. Despite such action, the Parties shall continue to participate in good faith in the procedures specified in this Article XI.

Section 11.2   Referral to Independent Arbiter. In the event any dispute between the Parties as to any matter covered by this Agreement is not resolved by bilateral discussion, the Parties shall appoint, with respect to any matter requiring the determination of the Parties’ rights and obligations under this Agreement, a U.S. law firm of national standing or, with respect any other matter, an internationally recognized independent public accounting firm (in each case, the “Independent Arbiter”) to resolve such dispute. In this regard, the Independent Arbiter shall make determinations with respect to the disputed items based solely on representations made by Moon, SpinCo and Clover and their respective representatives, and not by independent review, and shall function only as an expert and not as an arbitrator. The Parties shall require the Independent Arbiter to resolve all disputes no later than thirty (30) days after the submission of such dispute to the Independent Arbiter, and agree that all decisions by the Independent Arbiter with respect thereto shall be final and conclusive and binding on the Parties. The Independent Arbiter shall resolve all disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with Past Practices, except as otherwise required by applicable Law. The Parties shall require the Independent Arbiter to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Independent Arbiter shall be borne by the Parties based on the inverse of the percentage that the Independent Arbiter’s resolution of the disputed items (before such allocation) bears to the total amount of the disputed items as originally submitted to the Independent Arbiter (for example, if the total amount of the disputed items as originally submitted to the Independent Arbiter equals $1,000 and the Independent Arbiter awards $600 in favor of the first Party’s position, sixty percent (60%) of the fees and expenses of the Independent Arbiter would be borne by the other Party and forty percent (40%) of the fees and expenses of the Independent Arbiter would be borne by the first Party); provided, that if the matters referred to the Independent Arbiter cannot reasonably be reduced to monetary amounts (e.g., if such matters relate to the Parties’ rights and obligations under this Agreement) the Independent Arbiter shall make a good faith allocation of such fees and expenses based on the foregoing principle.

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ARTICLE XII

Term and Costs

Section 12.1   Effective Date.

(a)   Except as expressly set forth in this Agreement, as between Moon and SpinCo, this Agreement shall become effective upon the consummation of the Distribution, and as between the Moon, SpinCo and Clover, this Agreement shall become effective upon the consummation of the Merger.

(b)   As of the date hereof, (i) all prior intercompany Tax allocation agreements or arrangements between one or more members of the Moon Group, on the one hand, and one or more members of the SpinCo Group, on the other hand, shall be terminated; and (ii) amounts due under such agreements as of the date hereof shall be settled as of the date hereof. Upon such termination and settlement, no further payments by or to Moon or by or to SpinCo, with respect to such agreements shall be made, and all other rights and obligations resulting from such agreements between the Parties and their Affiliates shall cease at such time.

Section 12.2   Survival. The representations and warranties set forth in this Agreement shall each survive the Distribution and Merger. The covenants and agreements set forth in this Agreement shall each survive until the full performance of all covenants and agreements set forth herein, in accordance with their terms. Notwithstanding anything in this Agreement to the contrary, this Agreement shall remain in effect and its provisions shall survive for one year after the full period of all applicable statutes of limitation (giving effect to any extension, waiver or mitigation thereof) and, with respect to any claim hereunder initiated prior to the end of such period, until such claim has been satisfied or otherwise resolved.

Section 12.3   Expenses. Except as otherwise provided in this Agreement, each Party and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Proceedings, and other matters related to Taxes under the provisions of this Agreement.

Section 12.4   Payments. Except as otherwise specified herein, any payment required to be made pursuant to this Agreement shall be made within sixty (60) days of notice thereof (including the reasonable basis of the demand therefor). All payments required to be made between the Parties under this Agreement shall be made in immediately available funds.

Section 12.5   Interest. Any payment required to be made under this Agreement shall bear interest at the rate equal to the “prime” rate as published in the Wall Street Journal, Eastern Edition, for the period from and including the Due Date (in the case of any amount relating to payment of Taxes or filing of a Tax Return), or otherwise the date immediately following the date the obligation originally accrued (after accounting for any grace period), through and including the date of payment.

ARTICLE XIII

General Provisions

Section 13.1   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, prior to the Distribution, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

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with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Jeffrey B. Samuels
Steven J. Williams

If to Clover or, following the Distribution, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

A Party may change the address for receiving notices under this Agreement by providing written notice of the change of address to the other Parties.

Section 13.2   Assignment, Successors, Beneficiaries. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties, and any attempted assignment or delegation in breach of this Section 13.2 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their permitted successors (including but not limited to any successor of Moon or SpinCo succeeding to the Tax attributes of either under Section 381 of the Code) and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties specifically contemplated hereby, any rights or remedies under or by reason of this Agreement.

Section 13.3   Waiver. The Parties may waive a provision of this Agreement only by a writing signed by the Party intended to be bound by the waiver. A Party is not prevented from enforcing any right, remedy or condition in the Party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the Party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion. Any enumeration of a Party’s rights and remedies in this Agreement is not intended to be exclusive, and a Party’s rights and remedies are intended to be cumulative to the extent permitted by law and include any rights and remedies authorized in law or in equity.

Section 13.4   Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

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Section 13.5   Authority. Each of the Parties represents to the other that (a) it has the corporate or other requisite power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate or other action, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

Section 13.6   Further Assurances. Moon will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the Moon Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 13.6 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.

Section 13.7   Integration. This Agreement, together with each of the exhibits and schedules appended hereto constitutes the final agreement among the Parties, and is the complete and exclusive statement of the Parties’ agreement on the matters contained herein. All prior and contemporaneous negotiations and agreements among the Parties with respect to the matters contained herein are superseded by this Agreement, as applicable. In the event of any inconsistency between this Agreement and the Separation and Distribution Agreement, or any other agreements relating to the transactions contemplated by the Separation and Distribution Agreement, with respect to matters addressed herein, the provisions of this Agreement shall control.

Section 13.8   Rules of Construction. Unless the context of this Agreement otherwise requires:

(a)   (A) Words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (G) the word “or” shall be disjunctive but not exclusive, (H) provisions shall apply, when appropriate, to successive events and transactions.

(b)   References to documents (including this Agreement) or Laws shall be deemed to include references to such document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, non-U.S. or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(f)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

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(g)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(h)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(i)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

Section 13.9   Governing Law; Submission to Jurisdiction; Waiver of Trial.

(a)   This Agreement, and all actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles of any jurisdiction. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 13.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.9(c).

Section 13.10   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Transaction Document (except as otherwise provided therein), the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement or such other Transaction Document. The Parties agree that the remedies at law for any breach or

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threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 13.11   Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 13.12   Moon or SpinCo Affiliates. If, at any time, Moon, SpinCo or Clover acquires or forms one or more Affiliates that are includable in the Moon Group, SpinCo Group or Clover Group, as the case may be, such entities shall be subject to this Agreement and all references to the Moon Group, SpinCo Group or Clover Group, as the case may be, herein shall thereafter include a reference to such Affiliates. For the avoidance of doubt, as of the Effective Time, this Agreement shall be binding on Clover and Clover shall be subject to the obligations and restrictions imposed on SpinCo hereunder, except to the extent that such obligations and restrictions are obligations of SpinCo as to periods prior to the Distribution Time, and any restrictions applicable to SpinCo shall apply to Clover mutatis mutandis.

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IN WITNESS WHEREOF, each Party has caused this Agreement to be executed on its behalf by a duly authorized officer on the date first set forth above.

INGERSOLL-RAND PLC

By:
Name:
Title:

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INGERSOLL-RAND LUX INTERNATIONAL HOLDING COMPANY S.À R.L.

By:
Name:
Title:

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INGERSOLL-RAND SERVICES COMPANY

By:
Name:
Title:

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INGERSOLL-RAND U.S. HOLDCO, INC.

By:
Name:
Title:

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GARDNER DENVER HOLDINGS, INC.

By:
Name:
Title:

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EXHIBIT C

EMPLOYEE MATTERS AGREEMENT

by and among

INGERSOLL-RAND PLC

INGERSOLL-RAND U.S. HOLDCO, INC.

and

GARDNER DENVER HOLDINGS, INC.

dated as of

[•] [•], 20[•]

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SCHEDULES

Schedule 2.01(b)(ii)	Assumed Contractor Agreements
Schedule 3.01(a)	SpinCo Employees
Schedule 3.03(c)	Pension Asset Transfer Methodology
Schedule 3.06(c)	Nonqualified Plans
Schedule 3.11(c)	Ordinary Severance Guidelines

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EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”) is made and entered into as of [•] [•], 20[•], by and among Ingersoll-Rand plc, a public limited company incorporated in Ireland (“Moon”), Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (“SpinCo”), and Gardner Denver Holdings, Inc., a Delaware corporation (“Clover,” and together with Moon and SpinCo, the “Parties”).

RECITALS

WHEREAS, pursuant to that certain Separation and Distribution Agreement dated as of April 30, 2019, between Moon and SpinCo (the “Separation Agreement”), Moon and SpinCo have set out the terms on which, and the conditions subject to which, they wish to implement the Reorganization (as defined in the Separation Agreement) and the Distribution (as defined in the Separation Agreement);

WHEREAS, pursuant to the Agreement and Plan of Merger (“Merger Agreement”), dated as of April 30, 2019, by and among Moon, SpinCo, Clover, and Charm Merger Sub Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of Clover (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo, and SpinCo Common Stock will be converted into Clover Common Stock, on the terms and subject to the conditions of the Merger Agreement (the “Merger”); and

WHEREAS, in connection with the foregoing, the Parties have agreed to enter into this Agreement to allocate, among Moon, SpinCo, and Clover, Assets, Liabilities, and responsibilities with respect to certain employee compensation, benefits, labor, and other employee-related matters pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Moon, Clover, and SpinCo agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below:

Action has the meaning specified in the Merger Agreement.

Adjusted Unvested Moon Stock Option has the meaning specified in Section 4.02(b).

Adjusted Vested Moon Stock Option has the meaning specified in Section 4.02(a).

Affiliate has the meaning specified in the Separation Agreement.

Aggregate Underfunding means the excess, if any, of the ARL over the ARA.

Agreement has the meaning specified in the preamble hereto.

ARA means the aggregate value of Assets actually transferred to Clover, a Clover Entity, a SpinCo Benefit Plan, or a SpinCo Benefit Plan’s related trust, in each case with respect to defined benefit pension obligations related to SpinCo Employees and Former SpinCo Employees, based on the “fair value of plan assets,” determined in accordance with the assumptions and methods used by Moon for the Audited Financial Statements (as defined in the Merger Agreement) prepared in accordance with Section 7.17 of the Merger Agreement; provided, that with respect to the SpinCo Pension Plan, the actual value of Assets shall be equal to the Final Pension Plan Transfer Amount.

ARL means the aggregate gross Liabilities related to SpinCo Employees and Former SpinCo Employees with respect to (i) the SpinCo Deferred Compensation Plans that are not defined benefit plans, calculated based on the Employees’ aggregate account balances as reported on Moon’s financial records or other financial reports, (ii) retiree health and welfare benefits for such Employees, calculated on a “projected benefit obligation” (“PBO”) basis in accordance with Financial Accounting Standards Board Accounting Standards Codification No. 715: Compensation-Retirement Benefits (“ASC 715”) or similar financial reporting standard, and (iii) qualified and nonqualified defined benefit pension plan obligations for such employees, calculated on a PBO basis in accordance with ASC 715 or similar financial reporting

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standard, in the case of each of clauses (i), (ii), and (iii), determined as of the Distribution Date in accordance with the assumptions and methods used by Moon for the Audited Financial Statements prepared in accordance with Section 7.17 of the Merger Agreement.

ASC 715 has the meaning specified in the definition of ARL.

Assets has the meaning specified in the Separation Agreement.

Benefit Management Records has the meaning specified in Section 7.02.

Business Day has the meaning specified in the Merger Agreement.

Cause means, with respect to a SpinCo Employee, any action by the SpinCo Employee involving willful malfeasance or willful gross misconduct having a demonstrable adverse effect on the Clover Group, (ii) substantial failure or refusal by the SpinCo Employee to perform his or her employment duties, which failure or refusal continues for a period of ten (10) days following delivery of written notice of such failure or refusal to the SpinCo Employee by Clover, (iii) the SpinCo Employee’s conviction of a felony under the laws of the United States or any state or district or any foreign jurisdiction, or, solely with respect to a SpinCo Employee who is not eligible to be a participant in the Moon Major Restructuring Severance Plan immediately prior to the Distribution Time, the SpinCo Employee’s commission or conviction of a felony under the laws of the United States or any state or district or any foreign jurisdiction or of any other crime that has a demonstrable adverse effect on the Clover Group, or (iv) any material violation of Clover’s code of conduct, as in effect from time to time.

Closing Plan Year means the calendar year in which the Effective Time occurs.

Clover has the meaning specified in the preamble to this Agreement.

Clover Actuary means an independent actuary selected by Clover.

Clover Common Stock means the common stock, par value $0.01 per share, of Clover.

Clover Entity means a member of the Clover Group.

Clover FSA/DCA has the meaning specified in Section 3.08(d).

Clover Group means Clover and each of its Subsidiaries (including, following the Effective Time, the SpinCo Entities).

Clover Group Health Plan has the meaning specified in Section 3.08(b).

Clover Group Retiree Health Plan has the meaning specified in Section 3.08(c).

Clover Notional Shares has the meaning set forth in Section 4.06(b).

Clover Post-Merger Share Value means the opening price per share of Clover Common Stock trading on the NYSE during Regular Trading Hours on the first Trading Day following the Effective Time.

Clover Ratio means the quotient obtained by dividing the Clover Post-Merger Share Value by the Moon Pre-Distribution Share Value.

Clover RSU has the meaning specified in Section 4.03(b).

Clover Savings Plan has the meaning specified in Section 3.02(b).

Clover Stock Option has the meaning specified in Section 4.02(b)(ii).

Clover Stock Plan means the Gardner Denver Holdings, Inc. 2017 Omnibus Incentive Plan.

COBRA has the meaning specified in Section 3.08(e).

COBRA Participant has the meaning specified in Section 3.08(e).

Code means the Internal Revenue Code of 1986, as amended, or any successor federal income tax Law. Reference to a specific Code provision also includes any temporary or final regulation in force under that provision.

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Collective Bargaining Agreement means any collective bargaining agreement, labor agreement, or other written agreement to which Moon, Clover, or any of their respective direct or indirect Subsidiaries is a party with any labor union or works council, or its predecessors-in-interest or its constituent local unions.

Contract has the meaning specified in the Separation Agreement.

Delayed Transfer Employee has the meaning specified in Section 3.01(b).

Designated Survival Period means the twelve (12) month period commencing on the Distribution Date.

Destination Employer has the meaning specified in Section 3.01(b).

Distribution Date has the meaning specified in the Separation Agreement.

Distribution Time has the meaning specified in the Separation Agreement.

Effective Time has the meaning specified in the Merger Agreement.

Employee means, with respect to any entity, an individual who is considered, according to the payroll and other records of such entity, to be employed by such entity, whether active or inactive, on disability leave, or on other leave of absence.

Employee Agreement means any individual employment, offer, retention, change in control, split-dollar life insurance, sale bonus, incentive bonus, severance, restrictive covenant, or other employment-related or individual compensatory agreement between any SpinCo Employee or Former SpinCo Employee and Moon or any of its Subsidiaries, as in effect immediately prior to the Distribution.

Employee Reference Date means, with respect to a given Employee, the later of (x) the date on which the Merger Agreement was executed and (y) the first day of the Employee’s employment with the Moon Group or the SpinCo Group, as applicable, in his or her job position as of the Distribution Date.

Employee Reference Period means, with respect to a given Employee, the period (A) commencing on the later of (x) the first day of the twelve (12) month period ending on the date on which the Merger Agreement was executed and (y) the first day of the Employee’s employment with the Moon Group or the SpinCo Group, as applicable, in his or her job position as of the Distribution Date and (B) ending on the Distribution Date.

Employment Claim means any actual or threatened lawsuit, arbitration, ERISA claim, or federal, state, or local judicial or administrative proceeding of whatever kind involving a demand by or on behalf of or relating to an employee, former employee, job applicant, intern or volunteer, independent contractor, leased employee, or anyone claiming to be an employee or joint employee, or by or relating to a collective bargaining agent of employees, or by or relating to any federal, state, or local government agency alleging Liability against an employer or against an employee pension, welfare, or other benefit plan, or an administrator, trustee, or fiduciary thereof.

ERISA means the Employee Retirement Income Security Act of 1974, as amended. Reference to a specified provision of ERISA also includes any temporary or final regulations in force under that provision.

Estimated Pension Plan Transfer Amount has the meaning specified in Section 3.03(c)(ii).

FICA has the meaning specified in Section 3.01(h).

Final Pension Plan Transfer Amount has the meaning specified in Section 3.03(c)(iv).

Final Transfer Date has the meaning specified in Section 3.03(c)(v).

Former Moon Group Employee means any former Employee of Moon or its Subsidiaries who has an employment end date on or before the Distribution Date, excluding all SpinCo Employees and Former SpinCo Employees.

Former SpinCo Employee means any former Employee of Moon or its Subsidiaries whose last employment with Moon or its Subsidiaries before the Distribution Date was dedicated exclusively to the SpinCo Business.

FUTA has the meaning specified in Section 3.01(h).

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Good Reason means, with respect to a SpinCo Employee, (i) a substantial diminution in the SpinCo Employee’s job responsibilities or a material adverse change in the SpinCo Employee’s title or status; provided, that performing the same job for a smaller organization following the Distribution shall not constitute Good Reason hereunder, (ii) a reduction of the SpinCo Employee’s then-current annual base salary or base wage rate, or target annual cash bonus; provided, however, that a reduction of the SpinCo Employee’s base salary or base wage rate, or target annual cash bonus, shall not constitute Good Reason hereunder if there is a broad-based reduction in the base salary or base wage rate, or target annual cash bonus, applicable to Employees in the Clover Group), or the failure to pay the SpinCo Employee’s base salary or wages or bonus when due, or the failure to maintain on behalf of the SpinCo Employee (and his or her dependents) benefits that are at least comparable in the aggregate to those prior to the completion of the Distribution, or, solely with respect to a SpinCo Employee who is not eligible to be a participant in the Moon Major Restructuring Severance Plan immediately prior to the Distribution Time, compensation and benefits that are at least comparable in the aggregate to those prior to the completion of the Distribution, or (iii) the relocation of the principal place of the SpinCo Employee’s employment by more than thirty five (35) miles from the SpinCo Employee’s principal place of employment immediately prior to the completion the Distribution; provided, that any of the events described in clauses (i) - (iii) above shall constitute Good Reason only if Clover fails to cure such event within thirty (30) days after receipt from the SpinCo Employee of written notice of the event which constitutes Good Reason; and provided, further, that such SpinCo Employee shall cease to have a right to terminate due to Good Reason on the ninetieth (90th) day following the later of the occurrence of the event or the SpinCo Employee’s knowledge thereof, unless the SpinCo Employee has given Clover notice thereof prior to such date.

Governmental Authority has the meaning specified in the Merger Agreement.

Group 1 Employee means each Employee of Moon or its Subsidiaries whose employment was dedicated exclusively to the SpinCo Business during the Employee Reference Period and who was employed by a SpinCo Entity as of the Employee Reference Date.

Group 2 Employee means each Employee of Moon or its Subsidiaries whose employment was dedicated exclusively to the SpinCo Business during the Employee Reference Period and who was not employed by a SpinCo Entity as of the Employee Reference Date.

Group 3 Employee means each Employee of Moon or its Subsidiaries, other than a Group 1 Employee or Group 2 Employee, who provided 50% or more of his or her services to the SpinCo Business during the Employee Reference Period.

Group 4 Employee means each Employee of Moon or its Subsidiaries who provided less than 50% of his or her services to the SpinCo Business during the Employee Reference Period but whom Moon nevertheless intends to be allocated to the SpinCo Business as a SpinCo Employee based on Moon’s analysis of FTE levels required for shared services.

Initial Transfer Amount has the meaning specified in Section 3.03(c)(iii).

Law has the meaning specified in the Merger Agreement.

Liabilities has the meaning specified in the Separation Agreement.

Merger has the meaning specified in the recitals of this Agreement.

Merger Agreement has the meaning specified in the recitals of this Agreement.

Moon has the meaning specified in the preamble to this Agreement.

Moon Actuary means an independent actuary selected by Moon.

Moon Benefit Plan means a benefit and compensation plan, program, policy, practice, agreement, contract, arrangement (including employment agreements), or other obligation, whether or not in writing and whether or not funded, in each case, that is sponsored or maintained by, or required to be contributed to by, any Moon Entity and that is not exclusively for the benefit of one or more SpinCo Employees and/or Former SpinCo Employees, including, without limitation, (i) the Moon Group Health Plan, (ii) the Moon Savings Plan, (iii) the Moon Deferred Compensation Plans, (iv) the Moon Stock Plans, and (v) the Moon Pension Plan.

Moon Common Stock has the meaning specified in the Merger Agreement.

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Moon Deferred Compensation Plans means any and all of the following: (i) the IR Executive Deferred Compensation Plan, (ii) the IR Executive Deferred Compensation Plan II, (iii) the Ingersoll-Rand Company Supplemental Employee Savings Plan, (iv) the Ingersoll-Rand Company Supplemental Employee Savings Plan II, (v) the Ingersoll-Rand Company Supplemental Pension Plan, (vi) the Ingersoll-Rand Company Supplemental Pension Plan II, (vii) the Ingersoll-Rand Company Key Management Supplemental Program, and (viii) the Ingersoll-Rand Company Elected Officer Supplemental Program.

Moon Entity means a member of the Moon Group.

Moon Equity Award means each Moon Stock Option, Moon RSU, and Moon PSU.

Moon FSA/DCA has the meaning specified in Section 3.08(d).

Moon Group has the meaning specified in the Separation Agreement.

Moon Group Employee means an Employee of Moon or any of its Subsidiaries who is not a SpinCo Employee.

Moon Group Health Plan means the Ingersoll-Rand Company Health and Welfare Benefit Plan.

Moon Group Retiree Health Plan means the Ingersoll-Rand Company Retiree Medical Plan for Legacy Ingersoll-Rand Salaried and Non-Union Hourly Retirees.

Moon Major Restructuring Severance Plan means the Ingersoll-Rand plc Major Restructuring Severance Plan.

Moon Notional Share means any notional, phantom, or similar interest that settles in Moon Common Stock or in cash based upon the value of Moon Common Stock that has been awarded under, or otherwise notionally held pursuant to the terms of, any of the Moon Deferred Compensation Plans.

Moon Pension Plan means the Ingersoll-Rand Pension Plan Number One.

Moon Post-Distribution Share Value means the opening price per share of Moon Common Stock trading on the NYSE during Regular Trading Hours on the Trading Day immediately following the Distribution Date.

Moon Pre-Distribution Share Value means the closing price per share of Moon Common Stock on the Trading Day immediately prior to the Distribution Date based on “regular way” trading on the NYSE during Regular Trading Hours.

Moon PSU means a performance stock unit award granted by Moon under the Moon Stock Plans before the Distribution Date.

Moon Ratio means the quotient obtained by dividing the Moon Post-Distribution Share Value by the Moon Pre-Distribution Share Value.

Moon RSU means an award of restricted stock units granted by Moon under the Moon Stock Plans before the Distribution Date.

Moon Savings Plan means the Ingersoll-Rand Company Employee Savings Plan.

Moon Stock Option means an award of stock options granted by Moon under the Moon Stock Plans before the Distribution Date.

Moon Stock Plans means the Ingersoll-Rand plc Incentive Stock Plan of 2018, the Ingersoll-Rand plc Incentive Stock Plan of 2013, and the Ingersoll-Rand plc Incentive Stock Plan of 2007 (as amended and restated in 2010).

Moon UK Pension Plan means the Ingersoll-Rand Holdings Limited Retirement Benefits Plan (1974).

NYSE means the New York Stock Exchange.

Parties has the meaning specified in the preamble to this Agreement.

Person has the meaning specified in the Merger Agreement.

PBO has the meaning specified in the definition of ARL.

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Plan means any plan, policy, arrangement, contract, or agreement providing compensation or benefits for any individual Employee or group of Employees, or the dependents or beneficiaries of any such Employee(s), whether formal or informal or written or unwritten, and including, without limitation, any means, whether or not legally required, pursuant to which any benefit is provided by an employer to any Employee or the beneficiaries of any such Employee. The term “Plan” as used in this Agreement does not include any contract, agreement, or understanding relating to settlement of actual or potential Employment Claims. Notwithstanding the foregoing, no Employee Agreement will constitute a Plan for purposes hereof.

Plan Payee means an individual who is entitled to payment of Plan benefits in his or her capacity as a beneficiary with respect to the benefits of a deceased participant in the Plan or an alternate payee under a qualified domestic relations order within the meaning of Section 414(p)(1)(A) of the Code and Section 206(d)(3)(B)(i) of ERISA with respect to the benefits of a participant in the Plan.

Privacy Contract means any contract entered into in connection with applicable privacy protection Laws or regulations.

Regular Trading Hours means the period beginning at 9:30 A.M., New York City time, and ending at 4:00 P.M., New York City time.

Representative has the meaning specified in the Merger Agreement.

Revised Pension Plan Transfer Amount has the meaning specified in Section 3.03(c)(iv).

SEC has the meaning specified in the Merger Agreement.

Separation Agreement has the meaning specified in the recitals of this Agreement.

Severance-Eligible Termination means, with respect to a SpinCo Employee, a termination of employment by the Clover Group or the SpinCo Group without Cause or by the SpinCo Employee with Good Reason.

SpinCo has the meaning specified in the preamble to this Agreement.

SpinCo Benefit Plan means any Benefit Plan (as defined in the Merger Agreement) that is sponsored or maintained by, or required to be contributed to by, a SpinCo Entity that is not a Moon Benefit Plan.

SpinCo Business has the meaning specified in the Separation Agreement.

SpinCo Common Stock has the meaning specified in the Separation Agreement.

SpinCo Deferred Compensation Plan Beneficiary has the meaning specified in Section 3.06(b).

SpinCo Deferred Compensation Plans has the meaning specified in Section 3.06(b).

SpinCo Employee has the meaning specified in Section 3.01(a).

SpinCo Entity means a member of the SpinCo Group.

SpinCo Group has the meaning specified in the Separation Agreement.

SpinCo Pension Plan has the meaning specified in Section 3.03(a).

SpinCo Pension Plan Participants has the meaning specified in Section 3.03(a).

SpinCo Severance Plan has the meaning specified in Section 3.11(a).

Subsidiary has the meaning specified in the Merger Agreement.

Tax has the meaning specified in the Separation Agreement.

Trading Day means the period of time during any given calendar day, commencing with the determination of the opening price on the NYSE and ending with the determination of the closing price on the NYSE, in which trading and settlement in Moon Common Stock or Clover Common Stock are permitted on the NYSE.

Transaction Documents has the meaning specified in the Merger Agreement.

Transition Services Agreement has the meaning specified in the Merger Agreement.

True-Up Amount has the meaning specified in Section 3.03(c)(v).

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Unvested Moon Stock Option has the meaning specified in Section 4.02(b)(i).

Vested Moon Stock Option has the meaning specified in Section 4.02(a).

WARN has the meaning specified in Section 5.02.

Workers’ Compensation Event means the event, injury, illness, or condition giving rise to a workers’ compensation claim.

ARTICLE II

GENERAL PRINCIPLES

Section 2.01   Principles for Allocation of Liabilities.

(a)   General. It is the intention of Moon, SpinCo, and Clover that all employment-related Liabilities associated with SpinCo Employees and Former SpinCo Employees, including Liabilities relating to the hiring, employment, and termination of SpinCo Employees and Former SpinCo Employees, whether prior to, on, or after the Distribution Date, are to be assumed or retained by SpinCo, except as otherwise explicitly set forth herein. Each Moon Entity, SpinCo Entity, and Clover Entity shall take any and all reasonable action as shall be necessary or appropriate so that active participation in the Moon Benefit Plans by all SpinCo Employees and Former SpinCo Employees shall terminate in connection with the Merger as and when provided under this Agreement (or if not specifically provided under this Agreement, as of the immediately prior to the Distribution Time).

(b)   Assumption of Certain Liabilities by the Clover Group. Except as otherwise provided in this Agreement, effective as of the Effective Time, one or more Clover Entities or SpinCo Entities (as determined by Clover) shall assume, or continue the sponsorship of, and no member of the Moon Group shall have any further Liability with respect to, or under, and Clover shall indemnify each Moon Entity, and the officers, directors, and Employees of each Moon Entity, and hold them harmless with respect to, any and all:

(i)   Employee Agreements;

(ii)   agreements entered into between any Moon Entity and any individual who is an independent contractor, or leasing organization, providing services primarily for the SpinCo Business, in each case as set forth on Schedule 2.01(b)(ii);

(iii)   Collective Bargaining Agreements entered into between any Moon Entity and any union, works council, or other body to the extent relating to the representation of SpinCo Employees or Former SpinCo Employees;

(iv)   wages, salaries, and other employee compensation or benefits payable to or on behalf of any SpinCo Employee or Former SpinCo Employee after the Effective Time, without regard to when such wages, salaries, or other employee compensation or benefits are or may have been earned;

(v)   moving expenses and obligations, including those related to Taxes (foreign and home), relocation, repatriation, international assignments, transfers, and similar items incurred by or owed to any SpinCo Employee or Former SpinCo Employee that have not been paid prior to the Effective Time;

(vi)   immigration-related, visa, work application, or similar rights, obligations, and Liabilities relating to any SpinCo Employee or Former SpinCo Employee;

(vii)   SpinCo Benefit Plans; and

(viii)   Liabilities and obligations whatsoever with respect to claims made by, or with respect to, any SpinCo Employee or Former SpinCo Employee in connection with any Moon Benefit Plan or any employment claims;

provided; that if the Clover Group is required to make payments to, or incurs any other losses with respect to, a Former SpinCo Employee, in each case with respect to the Liabilities assumed by the Clover Group hereunder in respect of Former SpinCo Employees, but excluding any Liabilities under Sections 3.02, 3.03, 3.06, 3.11(a), and ARTICLE IV, that in the aggregate exceed $20 million during the period commencing on the Effective Time and

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ending on the second (2nd) anniversary of the Effective Time, then the Moon Group shall reimburse the Clover Group, on a dollar-for-dollar basis, for all such excess payments or losses that have been so incurred by each of the first (1st) and second (2nd) anniversaries of the Effective Time, in each case promptly following the receipt of reasonable written documentation from the Clover Group describing the payments and/or losses for which reimbursement is then sought hereunder, which written documentation shall be provided by the Clover Group to the Moon Group no later than thirty (30) Business Days following the applicable anniversary date. For purposes of illustration only, if the Clover Group’s aggregate reimbursable payments and losses as of the first (1st) anniversary of the Effective Time with respect to the applicable Liabilities are $21 million in total, then the Moon Group shall be required to pay $1 million to the Clover Group following such first (1st) anniversary and if the additional reimbursable payments and losses incurred by the Clover Group during the second (2nd) twelve (12) month period are $15 million in total, then Moon Group shall be required to pay $15 million to the Clover Group following the second (2nd) anniversary, for a combined total payment of $16 million.

Notwithstanding anything herein to the contrary, no Clover Entity or SpinCo Entity shall assume any, and the Moon Group shall retain all, Liabilities otherwise described in this Section 2.01(b) to the extent that they constitute “Excluded Liabilities” under Section 2.3(b)(ii)(B) of the Separation Agreement.

Section 2.02   Other Terms. Any capitalized terms used herein but not defined herein shall have the meanings specified in the Merger Agreement or Separation Agreement, as applicable.

Section 2.03   Interpretation; Construction.

(a)   General. Unless the context of this Agreement otherwise requires:

(i)   (A) words of any gender include each other gender and neutral form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” and “hereunder,” and derivative or similar words, refer to this entire Agreement; (D) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule, or Disclosure Schedule of this Agreement, and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs; (E) the words “include,” “includes,” and “including” shall be deemed to be followed by the phrase “without limitation,” and (F) the word “or” shall be disjunctive but not exclusive;

(ii)   references to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract or Law as amended, supplemented, or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions);

(iii)   references to any federal, state, local, or foreign statute or Law shall include all regulations promulgated thereunder; and

(iv)   references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)   Agreement is Jointly Drafted. The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.

(c)   Measuring Days. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)   Certain Interpretive Rule. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)   Monetary Figures. All monetary figures shall be in United States dollars unless otherwise specified.

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Section 2.04   Survival. If the Merger is consummated, the obligations set forth in this Agreement shall remain in full force and effect and shall survive the Effective Time.

Section 2.05   Termination. This Agreement shall terminate automatically without any further action of the Parties upon a termination of the Merger Agreement, and no Party will have any further obligations to the other Parties.

ARTICLE III

EMPLOYEE BENEFITS

Section 3.01   Employment.

(a)   Transfer of Employees to SpinCo. Prior to the Distribution Time, Moon and SpinCo shall have taken all steps necessary and appropriate so that all of the following Employees are transferred to a SpinCo Entity: (i) each Employee listed on Schedule 3.01(a) attached hereto who is a Group 1 Employee, Group 2 Employee, or Group 3 Employee and (ii) each Employee listed on Schedule 3.01(a) attached hereto who is a Group 4 Employee (Employees included in clauses (i) and (ii) collectively, the “SpinCo Employees,” and each such Employee, a “SpinCo Employee”). A preliminary Schedule 3.01(a) was provided to Clover on the date on which the Merger Agreement was executed, which preliminary schedule listed, by name or unique employee identification number, all Group 1 Employees, Group 2 Employees, and Group 3 Employees as of April 8, 2019, and such schedule was updated with respect to Group 1 Employees, Group 2 Employees, and Group 3 Employees following such date to remove terminated Employees, to add any Employees hired to replace any such terminated Employees, and to add any newly hired Employees who would be a Group 1 Employee, Group 2 Employee, or Group 3 Employee in the ordinary course of business, and to correct any inadvertent errors in such preliminary schedule. Schedule 3.01(a) and the definition of Group 4 Employee shall not include any Employee who would otherwise qualify as a Group 4 Employee but who is scheduled for termination or has received the lowest performance rating with respect to any review period that ended during the twelve (12) month period ending on the Distribution Date. The aggregate number of Group 4 Employees that may be set forth on Schedule 3.01(a), and the aggregate number of Group 4 Employees who actually become SpinCo Employees, as measured at the Effective Time (without regard to the actual date of such Group 4 Employee’s transfer to the Destination Employer (as defined below), if applicable), shall not exceed the lesser of 464 and that number of Employees having an aggregate labor cost (calculated for purposes of this sentence and the immediately following sentence as the cost of both compensation and benefits for each such Group 4 Employee (but excluding equity or equity-based compensation) and set forth in file 1.8.1 (Transferring Corporate Costs) in the Moon online data room) no greater than $39,389,173. In addition, with respect to each of the following categories of Group 4 Employees, no more than the following number may be set forth on Schedule 3.01(a) or may actually become SpinCo Employees, as measured at the Effective Time (without regard to the actual date of such Group 4 Employee’s transfer to the Destination Employer, if applicable): (1) for engineering and technology, product management, innovation, and strategy Employees, the lesser of 200 and that number of Employees having an aggregate labor cost no greater than $8,519,119, (2) for IT, infrastructure, applications, security, and field support Employees, the lesser of 120 and that number of Employees having an aggregate labor cost no greater than $13,985,103, and (3) for all other Group 4 Employees, the lesser of 144 and that number of Employees having an aggregate labor cost no greater than $16,884,951, in each case as such number may be increased by an amount not to exceed 7.5%, and in all events subject to the aggregate cap on the number of Group 4 Employees set forth in the immediately preceding sentence of this Section 3.01(a).

(b)   Delayed Transfer Employees. To the extent that applicable Law prevents the Parties from causing (i) any Group 1 Employee, Group 2 Employee, or Group 3 Employee to be employed by a member of the SpinCo Group as of the Distribution Time or (ii) any Employee who is intended to be a Moon Employee to be employed by a member of the Moon Group as of the Distribution Time (each such employee, a “Delayed Transfer Employee,” and the SpinCo Entity or Moon Entity to which such Delayed Transfer Employee is intended to be transferred, the “Destination Employer”), the Parties shall use commercially reasonable efforts to ensure that (x) such Delayed Transfer Employee becomes employed by the Destination Employer at the earliest time permitted by applicable Law and (y) the Destination Employer receives the benefit of such Delayed Transfer Employee’s services from and after the Distribution Time, including under

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the Transition Services Agreement or by entering into an employee leasing or similar arrangement. “Delayed Transfer Employee” shall also include any scheduled Group 4 Employee who, following the Distribution Time, provides services to the SpinCo Group under the Transition Services Agreement and whose employment is intended by Moon to transfer to the SpinCo Group following the completion of the applicable Transition Services Agreement service, and the Parties shall use commercially reasonable efforts to ensure that any such Delayed Transfer Employee becomes employed by the SpinCo Group as soon as practicable following the completion of the applicable Transition Services Agreement service. From and after the commencement of a Delayed Transfer Employee’s employment with the Destination Employer, such Delayed Transfer Employee shall be treated for all purposes of this Agreement as if such Delayed Transfer Employee commenced employment with the Destination Employer as of the Distribution.

(c)   Allocation of Responsibilities as Employer. At the Distribution Time, except as otherwise provided under this Agreement or any other Transaction Document, the SpinCo Group shall retain or assume, as the case may be, responsibility as employer of the SpinCo Employees.

(d)   Employee Agreements. Prior to the Distribution Time, Moon and SpinCo shall have caused a SpinCo Entity to assume and be solely and exclusively responsible for all Employee Agreements entered into prior to the Distribution Time, and all obligations and Liabilities with respect thereto, to be effective as of the Distribution Time, and as of and after the Distribution Time the Moon Entities shall have no obligations or Liabilities with respect to such Employee Agreements. From and after the Effective Time, Clover shall, or shall cause an Affiliate to, assume and honor all Liabilities and obligations to or in respect of the SpinCo Employees or Former SpinCo Employees (and any dependents or beneficiaries thereof) under all SpinCo Benefit Plans and all Employee Agreements.

(e)   Maintenance of Compensation, Employee Benefits, and Work Location. For the period from the Effective Time through the twelve (12) month anniversary of the Effective Time, and without limiting any other provisions in this Agreement or in any Employee Agreement, Clover shall, or shall cause SpinCo or an Affiliate to, provide to each SpinCo Employee who continues to be employed with the Clover Group (i) (A) an annual base salary or base wage rate, (B) if a bonus-eligible SpinCo Employee, a target annual cash bonus opportunity, and (C) if a commission-eligible SpinCo Employee, a commissions opportunity, in each case that is no less than such SpinCo Employee’s annual base salary or base wage rate, target cash bonus opportunity, or commissions opportunity, respectively, as in effect for such SpinCo Employee immediately prior to the Effective Time, (ii) if applicable to such SpinCo Employee, a target annual equity or equity-based incentive award opportunity no less favorable than such SpinCo Employee’s equity or equity-based incentive award opportunity for the Closing Plan Year, which shall be determined as follows: the sum of (x) the SpinCo Employee’s target service-based equity or equity-based incentive award opportunity for the Closing Plan Year and (y) the average of the actual performance-based equity awards earned by such SpinCo Employee for each of the three years ending prior to the Closing Plan Year, measured as of the date of settlement of such awards, (iii) employee benefits and other compensation opportunities that are, in the aggregate, substantially comparable to those employee benefits and other compensation opportunities in effect for such SpinCo Employee immediately prior to the Effective Time, and (iv) a principal work location that is no more than thirty-five (35) miles from the SpinCo Employee’s principal work location immediately prior to the Effective Time. For the period from the Effective Time through the third (3rd) anniversary of the Effective Time, and without limiting any other provisions in this Agreement or in any Employee Agreement, Clover shall, or shall cause SpinCo or an Affiliate to, provide to each Former SpinCo Employee retiree medical and other post-employment retirement benefits that are no less favorable than such benefits as in effect under the Moon Group Health Plan and Moon Group Retiree Health Plan for such Former SpinCo Employee immediately prior to the Effective Time.

(f)   Relocations. Without limiting clause (iv) of Section 3.01(e) above, for the period from the Effective Time through the twelve (12) month anniversary of the Effective Time, Clover shall, or shall cause SpinCo or an Affiliate to, provide to any SpinCo Employee whose principal work location is relocated from his or her principal work location immediately prior to the Effective Time, including any SpinCo Employee who is repatriated to his or her home country following an out-of-country work assignment, such relocation

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and/or repatriation benefits that are no less favorable to the SpinCo Employee than the relocation and/or repatriation benefits that would have been provided to such SpinCo Employee in connection with a relocation and/or repatriation prior to the Effective Time under the applicable relocation or repatriation policies of Moon and its Affiliates.

(g)   Service Credit. From and after the Effective Time, Clover shall give each SpinCo Employee full credit for such SpinCo Employee’s service with the Moon Group and/or SpinCo Group prior to the Effective Time as service with the Clover Group for determining the amount of paid time off and vacation or sick leave, and the level of employer contributions under any defined contribution retirement plan, and for purposes of eligibility to participate, vesting, and benefit accruals (if applicable) under all applicable employee benefit plans, arrangements, collective agreements, and employment-related entitlements (including under any applicable pension, defined contribution (for example, 401(k)), deferred compensation, savings, medical, dental, life insurance, disability, vacation, long-service leave and other leave entitlements, post-retirement health and life insurance, termination indemnity, and severance or separation pay plans) provided, sponsored, maintained, or contributed to by Clover or any of its Affiliates (including the SpinCo Entities) under which such SpinCo Employee is eligible to participate after the Effective Time, in each case to the same extent recognized by the Moon Entities and/or SpinCo Entities immediately prior to the Effective Time, except that no such service credit will be given (i) for benefit accruals under defined benefit pension plans or post-retirement health plans or for purposes of qualifying for subsidized early retirement benefits, in each case under any employee benefit plan in which the SpinCo Employee first becomes eligible to participate after the Effective Time (other than any plan providing benefits in replacement of benefits provided under a benefit plan in which the SpinCo Employee participated prior to the Effective Time) or (ii) to the extent that such credit would result in the duplication of benefits for the same period of service. For the avoidance of doubt, clause (i) above shall apply only to Clover Benefit Plans that do not have a corresponding Moon Benefit Plan.

(h)   International Employees. In the case of SpinCo Employees primarily employed outside the United States, Clover and its Affiliates (including the SpinCo Entities) shall, in addition to meeting the requirements set forth herein, comply with all additional obligations or standards arising under applicable Laws governing the terms and conditions of their employment, benefits, or severance of employment in connection with the transfer of the SpinCo Business or otherwise.

(i)   Payroll and Related Taxes. With respect to the portion of the tax year occurring prior to the day immediately following the Effective Time, a Moon Entity will (i) be responsible for all payroll obligations, tax withholding, and reporting obligations and (ii) furnish a Form W-2 or similar earnings statement to all SpinCo Employees and Former SpinCo Employees for such period. With respect to the remaining portion of such tax year, a Clover Entity will (i) be responsible for all payroll obligations, tax withholding, and reporting obligations regarding SpinCo Employees and (ii) furnish a Form W-2 or similar earnings statement to all SpinCo Employees. With respect to each SpinCo Employee, Moon and Clover shall, and shall cause their respective Affiliates to (to the extent permitted by applicable Law and practicable) (x) treat a Clover Entity as a “successor employer” and a Moon Entity as a “predecessor,” in each case within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, to the extent appropriate, for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (“FICA”), or the United States Federal Unemployment Tax Act, as amended (“FUTA”), and (y) file tax returns, exchange wage payment information, and report wage payments made by the respective predecessor and successor employer on separate IRS Forms W-2 or similar earnings statements to each such SpinCo Employee for the tax year in which the Effective Time occurs, in a manner provided in Section 4.02(l) of Revenue Procedure 2004-53. Except to the extent otherwise administratively practicable, the collection of payroll taxes under FICA and FUTA will restart upon or following the Effective Time with respect to each SpinCo Entity for the tax year during which the Effective Time occurs.

Section 3.02   Qualified Defined Contribution Plan.

(a)   Moon Savings Plan. Effective as of the Distribution Time, SpinCo Employees shall cease to be eligible to (i) have elective deferrals contributed on their behalf to the Moon Savings Plan with respect to compensation paid after the Distribution Time, (ii) be credited with future employer contributions (i.e., employer matching and non-elective contributions) in the Moon Savings Plan, or (iii) make contributions (for example, rollovers or loan repayments) to the Moon Savings Plan.

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(b)   Clover Savings Plan. Prior to the Effective Time, Clover shall have taken all actions necessary and appropriate to establish or maintain for the benefit of SpinCo Employees (i) a defined contribution plan qualified under Section 401(a) of the Code that includes a cash or deferred arrangement qualified under Section 401(k) of the Code that is a participant-directed individual account plan that complies with Section 404(c) of ERISA, and (ii) a related trust or trusts exempt under Section 501(a) of the Code, each to be effective no later than the Effective Time (such plan and trust(s), the “Clover Savings Plan”).

(c)   Spin-Off of the Moon Savings Plan and Merger into the Clover Savings Plan. Effective as of the Effective Time, Moon shall cause the Moon Savings Plan to spin off to the Clover Savings Plan the portion of the Moon Savings Plan attributable to the SpinCo Employees and Former SpinCo Employees, as well as to any respective Plan Payees, such spin-off to include (but not be limited to) any and all of such individual’s accounts, Liabilities, related Assets, unvested amounts, zero dollar accounts, forfeited accounts, un-locatable participant accounts, and outstanding loan balances, and Clover or one of its Affiliates shall cause the Clover Savings Plan to accept the merger of such spun-off portion of the Moon Savings Plan. All Assets shall be transferred in cash as soon as administratively practicable thereafter and shall be mapped to appropriate investment options in the Clover Savings Plan pursuant to Section 404(c)(4) of ERISA or to the appropriate qualified default investment fund under the Clover Savings Plan pursuant to Section 404(c)(5) of ERISA. Such spin-off and merger shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA. The benefits of the SpinCo Employees participating in the Moon Savings Plan as of immediately prior to the plan merger described in this Section 3.02(c) shall be preserved in the Clover Savings Plan effective as of the plan merger described in this Section 3.02(c) to the extent required under the anti-cutback rules of Section 411(d)(6) of the Code.

Section 3.03   Qualified Defined Benefit Pension Plan.

(a)   Establishment of SpinCo Pension Plan. No later than the day prior to the Distribution Date, SpinCo shall have established a defined benefit pension plan (such new defined benefit pension plan, the “SpinCo Pension Plan”) that is intended to meet the requirements of Section 401(a) of the Code and related trust that is intended to meet the requirements of Section 501(a) of the Code to provide defined benefit pension benefits to SpinCo Employees and Former SpinCo Employees who immediately prior to the Effective Time were participants in the Moon Pension Plan. The SpinCo Employees and Former SpinCo Employees described herein shall be known as the “SpinCo Pension Plan Participants.” Effective as of the Effective Time, either SpinCo shall remain the plan sponsor of the SpinCo Pension Plan or Clover shall or shall cause another Affiliate to assume the SpinCo Pension Plan. Clover shall be responsible for taking all necessary, reasonable, and appropriate actions to maintain and administer the SpinCo Pension Plan so that it is qualified under Section 401(a) of the Code and that the related trust thereunder is exempt under Section 501(a) of the Code. Clover (acting directly or through members of the Clover Group or the SpinCo Group) shall be responsible for any and all Liabilities (including Liability for funding) and other obligations with respect to the SpinCo Pension Plan.

(b)   Assumption of Moon Pension Plan Liabilities. Effective as of the Distribution Date, Clover (acting directly or through members of the Clover Group or the SpinCo Group) hereby agrees to cause the SpinCo Pension Plan to assume, fully perform, pay, and discharge all Liabilities under the Moon Pension Plan relating to the SpinCo Pension Plan Participants as of the Distribution Date.

(c)   Transfer of the Moon Pension Plan Assets.

(i)   The Parties intend that the portion of the Moon Collective Trust Fund relating to the Moon Pension Plan covering SpinCo Pension Plan Participants shall be transferred to the SpinCo Pension Plan in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA. No later than thirty (30) days prior to the Distribution Date, Moon and Clover (acting directly or through members of the Clover Group or the SpinCo Group) shall, to the extent necessary, file, or cause to be filed, an IRS Form 5310-A regarding the transfer of Assets and Liabilities from the Moon Collective Trust Fund to the SpinCo Pension Plan.

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(ii)   Prior to the Distribution Date (or such later time as mutually agreed by the Parties), Moon shall have caused the Moon Actuary to determine the estimated value, as of the Distribution Date, of the Assets to be transferred from the Moon Collective Trust Fund to the SpinCo Pension Plan in accordance with the assumptions and valuation methodology set forth on Schedule 3.03(c) attached hereto (the “Estimated Pension Plan Transfer Amount”).

(iii)   On or about the Distribution Date (or such later time as mutually agreed by the Parties), Moon and Clover (acting directly or through members of the Clover Group or the SpinCo Group) shall cooperate in good faith to cause an initial transfer of Assets from the Moon Collective Trust Fund to the trust of the SpinCo Pension Plan in an amount to be approximately ninety percent (90%) of the Estimated Pension Plan Transfer Amount (such amount, the “Initial Transfer Amount”). Moon shall satisfy its obligation pursuant to this Section 3.03(c)(iii) by causing the Moon Collective Trust Fund to transfer Assets equal to the Initial Transfer Amount. Assets may be transferred in cash, cash equivalents, or securities, or if acceptable to Clover, in kind, or in a combination of the foregoing, as determined by Moon in its sole discretion (other than Assets in kind).

(iv)   Within sixty (60) days (or such later time as mutually agreed by the Parties) following the Distribution Date, Moon shall cause the Moon Actuary to provide Clover with a revised calculation of the value, as of the Distribution Date, of the Assets of the Moon Collective Trust Fund to be transferred to the SpinCo Pension Plan determined in accordance with the assumptions and valuation methodology set forth on Schedule 3.03(c) attached hereto (the “Revised Pension Plan Transfer Amount”). Clover may submit, at its sole cost and expense, the Revised Pension Plan Transfer Amount to the Clover Actuary for verification; provided, that such verification process and any calculation performed by the Clover Actuary in connection therewith shall be performed solely on the basis of the assumptions and valuation methodology set forth on Schedule 3.03(c) attached hereto. In order to perform such verification, upon request from Clover, the Moon Actuary shall provide the Clover Actuary with the data and additional detailed methodology used to calculate the Initial Transfer Amount and the Final Pension Plan Transfer Amount. Clover will be responsible for the cost and expense of the Clover Actuary, and Moon will be responsible for the cost and expense for the Moon Actuary. If the Clover Actuary so determines that the value, as of the Distribution Date, of the Assets to be transferred to the SpinCo Pension Plan differs from the Revised Pension Plan Transfer Amount, the Clover Actuary shall identify in writing to the Moon Actuary all objections to the Moon Actuary’s determination within sixty (60) days following provision of the revised value calculation to Clover pursuant to the first sentence of this Section 3.03(c)(iv), and the Clover Actuary and the Moon Actuary shall use good-faith efforts to reconcile any such difference. The Revised Pension Plan Transfer Amount shall be deemed final if the Clover Actuary does not submit written objections to the Moon Actuary within such sixty (60) day period. If the Clover Actuary and the Moon Actuary fail to reconcile such differences, the Clover Actuary and the Moon Actuary shall jointly designate a third, independent actuary whose calculation of the value, as of the Distribution Date, of the Assets to be transferred to the SpinCo Pension Plan shall be final and binding; provided, that such value must be between the value determined by the Clover Actuary and the Revised Pension Plan Transfer Amount or equal to either such value. Such calculation shall be performed within a reasonable period of time, but no more than one hundred twenty (120) days, following designation of such third actuary and in accordance with the assumptions and valuation methodology set forth on Schedule 3.03(c) attached hereto. Moon and Clover shall each pay one half (½) of the costs incurred in connection with the retention of such independent actuary. The final, verified value, as of the Distribution Date, of the Assets to be transferred to the SpinCo Pension Plan as determined in accordance with this Section 3.03(c)(iv) shall be referred to herein as the “Final Pension Plan Transfer Amount.”

(v)   Within forty-five (45) days (or such later time as mutually agreed by the Parties) following the determination of the Final Pension Plan Transfer Amount, Moon shall cause the Moon Collective Trust Fund to transfer to the trust of the SpinCo Pension Plan (the date of such transfer, the “Final Transfer Date”) the amounts in cash, cash equivalents, securities, or if acceptable to Clover, in kind, or in a combination of the foregoing, as determined by Moon in its sole discretion (other than Assets in kind), equal to (A) the Final Pension Plan Transfer Amount minus (B) the Initial Transfer Amount (such difference, as adjusted to reflect earnings or losses as described in this Section 3.03(c)(v), the “True-Up Amount”); provided, that, if the True-Up Amount is negative, Moon shall not be required to

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cause any such additional transfer and instead Clover shall be required to cause a transfer of cash, cash equivalents, or securities, or, if acceptable to Moon, Assets in kind, or a combination of the foregoing, from the trust of the SpinCo Pension Plan to the Moon Collective Trust Fund as required in an amount equal to the absolute value of the True-Up Amount. The Parties acknowledge that the Moon Collective Trust Fund’s transfer of the True-Up Amount to the trust of the SpinCo Pension Plan shall be in full settlement and satisfaction of the obligations of Moon to cause the transfer of, and the Moon Pension Plan to transfer, Assets to the SpinCo Pension Plan pursuant to this Section 3.03(c)(v). The True-Up Amount, if any, shall be adjusted to reflect fees or charges paid or incurred, and earnings or losses, during the period from the Distribution Date to the Final Transfer Date. Such earnings or losses shall be determined based on the actual rates of return of the Moon Pension Plan for the period commencing as of the Distribution Date and ending as close as administratively practicable to the Final Transfer Date. If Clover is obligated to cause the trust of the SpinCo Pension Plan to reimburse the Moon Pension Plan pursuant to this Section 3.03(c)(v), such reimbursements shall be performed in accordance with the same principles set forth herein with respect to the payment of the True-Up Amount. The Parties acknowledge that the SpinCo Pension Plan’s transfer of such reimbursement amounts to the Moon Collective Trust Fund shall be in full settlement and satisfaction of the obligations of Clover to cause the transfer of, and the trust of the SpinCo Pension Plan to transfer, Assets to the Moon Collective Trust Fund pursuant to this Section 3.03(c)(v).

Section 3.04   Retirement Benefits Funding Obligations.

(a)   Pre-Distribution ARA and ARL Estimates. Prior to the Distribution Date (or such later time as mutually agreed by the Parties), Moon shall have caused the Moon Actuary to determine the estimated value of the ARA (with the value of Assets related to the SpinCo Pension Plan to be determined based on the Estimated Pension Plan Transfer Amount, determined in accordance with Section 3.03(c)) and the ARL and to deliver to Clover and the Clover Actuary for their review written reports of the estimates for each such component value, together with reasonable supporting detail, including for each such component an estimate for each SpinCo Employee and Former Employee participating in each applicable plan. The Moon Actuary shall provide the Clover Actuary with the data and additional detailed methodology used to calculate such estimated amounts and such other information reasonably requested by the Clover Actuary to review such estimated amounts.

(b)   Determination of ARA and ARL. As promptly as possible (and in any event no more than fifteen (15) days) after the Final Pension Plan Transfer Amount is definitively determined, Moon shall cause the Moon Actuary to deliver to Clover and the Clover Actuary revised reports setting forth Moon’s good-faith calculations of each of the ARA and the ARL, together with reasonable supporting detail, including for each such component value, the value for each SpinCo Employee and Former Employee participating in each applicable plan. The Moon Actuary shall provide the Clover Actuary with the data and additional detailed methodology used to calculate such amounts and such other information reasonably requested by the Clover Actuary to review such amounts. The Clover Actuary shall identify in writing to the Moon Actuary all objections to the Moon Actuary’s calculations of the ARA and the ARL within thirty (30) days following provision of the revised calculations, supporting detail, data, and methodology to the Clover Actuary pursuant to this Section 3.04(b), and the Clover Actuary and the Moon Actuary shall use good-faith efforts to reconcile any such difference. The calculations shall be deemed final if the Clover Actuary does not submit written objections to the Moon Actuary within such thirty (30) day period. If the Clover Actuary and the Moon Actuary fail to reconcile such differences, the Clover Actuary and the Moon Actuary shall jointly designate a third, independent actuary (which third actuary shall be the same actuary as was designated under Section 3.03(c)(iv), unless both Parties agree otherwise or such third actuary declines the designation) to calculate the ARA and the ARL, whose calculations of each such value shall be final and binding; provided, that each such component value must be between the corresponding value determined by the Moon Actuary and the Clover Actuary or equal to either such value. Such third actuary’s calculations shall be performed within a reasonable period of time, but no more than sixty (60) days, following the designation of such third actuary. Moon shall be responsible for all costs and expenses of the Moon Actuary, and Clover shall be responsible for all costs and expenses of the Clover Actuary related to the matters in this Section 3.04. Moon and Clover shall each pay one half (½) of the costs incurred in connection with the retention of a third actuary.

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(c)   Moon Payment. Within thirty (30) days (or such later time as mutually agreed by the Parties) after the final determination of the ARA and the ARL in accordance with Section 3.04(b), Moon shall make a cash payment to Clover equal to either (x) if the ARL exceeds $600 million, an amount equal to the excess, if any, of the Aggregate Underfunding over $186 million, or (y) if the ARL is $600 million or less, an amount equal to the excess, if any, of (i) the Aggregate Underfunding over (ii) the product of (A) 0.31 and (B) the ARL.

Section 3.05   Moon UK Pension Plan. Notwithstanding anything herein to the contrary, the Parties hereby agree, and Moon shall take all steps necessary to ensure, that (i) the Moon UK Pension Plan will not transfer to or with any SpinCo Entity in connection with the Distribution and shall remain with the Moon Group from and after the Distribution Time, (ii) no SpinCo Entity will become, assume, or continue as a participating employer in the Moon UK Pension Plan for the purposes of UK pensions legislation on and following the Distribution Time, nor will it (or any Clover Entity) have any Liability thereunder or with respect thereto, including in relation to any statutory debt on the employer under Section 75 or 75A of the Pensions Act 1995 from and after the Distribution Time, and (iii) from and after the Distribution Time, no SpinCo Employees or Former SpinCo Employees will be active members accruing benefits in the Moon UK Pension Plan.

Section 3.06   Nonqualified Plans.

(a)   Moon Deferred Compensation Plans. SpinCo Employees shall not be permitted to defer compensation or accrue benefits under the Moon Deferred Compensation Plans after the Distribution Time.

(b)   SpinCo Deferred Compensation Plans. Prior to the Distribution Date, SpinCo shall have taken all actions necessary and appropriate to establish for the benefit of SpinCo Employees one or more deferred compensation plans (collectively, the “SpinCo Deferred Compensation Plans”) to provide each SpinCo Employee or Former SpinCo Employee who was a participant in one or more of the Moon Deferred Compensation Plans as of immediately prior to the Distribution Date (each, a “SpinCo Deferred Compensation Plan Beneficiary”) benefits in respect of service and compensation following the Distribution Date that are substantially identical to those accrued with respect to such person under, and the opportunity to defer compensation and accrue benefits on a basis that is substantially identical to, the Moon Deferred Compensation Plans as of immediately prior to the Distribution Date. As of the Distribution Date, the SpinCo Employees and Former SpinCo Employees shall no longer participate in the Moon Deferred Compensation Plans. The Parties agree that for purposes of the Moon Deferred Compensation Plans, a SpinCo Deferred Compensation Plan Beneficiary shall not be considered to have incurred a separation from service as determined under the general rules of Section 409A of the Code as a result of the Distribution or the transfer of employment or service from Moon (or a Moon Entity) to SpinCo (or SpinCo Entity), and such employment or service shall be considered to terminate for purposes of the SpinCo Deferred Compensation Plans only when the employment or service of such SpinCo Deferred Compensation Plan Beneficiary with the SpinCo Group terminates in accordance with the terms of the SpinCo Deferred Compensation Plans and applicable Laws.

(c)   Liability and Responsibility. The Liabilities in respect of SpinCo Deferred Compensation Plan Beneficiaries under the Moon Deferred Compensation Plans shall be assumed by SpinCo, effective as of the Distribution Date. SpinCo shall have sole responsibility for the administration of the SpinCo Deferred Compensation Plans and the payment of benefits thereunder to or on behalf of SpinCo Deferred Compensation Plan Beneficiaries, and no member of the Moon Group shall have any Liability or responsibility therefor. During the Designated Survival Period and subject to Schedule 3.06(c), Clover shall not, and shall not permit any Affiliate (including any SpinCo Entity) to, terminate or amend any SpinCo Deferred Compensation Plan in a manner that is adverse in any respect to any SpinCo Employee.

(d)   Section 409A. The Parties will cooperate in good faith so that the transfers contemplated by this Section 3.06(d) will not result in adverse Tax consequences under Section 409A of the Code.

Section 3.07   Short-Term Bonuses for Closing Plan Year; Earned but Unpaid Incentive Compensation. Immediately prior to the Distribution Time, Moon shall have paid (a) all earned but unpaid bonuses, commissions, and other cash-based incentive compensation due to any SpinCo Employee or Former SpinCo Employee under any Employee Agreement, SpinCo Benefit Plan, or Moon Benefit Plan, and (b) to each bonus-eligible SpinCo Employee a bonus, calculated based on actual performance through the Distribution Date or assuming the target level of performance, in each case as determined by Moon in its sole discretion, pursuant

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to any cash incentive or bonus program of the Moon Group in which such SpinCo Employee is a participant immediately prior to the Distribution Date, prorated to correspond with the SpinCo Employee’s applicable period of employment with Moon during the Closing Plan Year. Effective as of the Distribution Time, Clover shall or shall cause another Affiliate to cause each bonus-eligible SpinCo Employee to become a participant in a cash incentive or bonus program of the Clover Group for the remainder of the Closing Plan Year; provided, that the cash incentive or bonus program of the Clover Group provides, in the aggregate, similar achievement opportunities as the SpinCo Employee was entitled to prior to the Distribution Date. Clover shall be responsible for any payment to which a SpinCo Employee may be entitled under a cash incentive or bonus program of the Clover Group following the Distribution Time.

Section 3.08   Health and Welfare Benefits.

(a)   Moon Group Health Plan. Effective as of the Distribution Date (or as otherwise provided in the Transition Services Agreement), SpinCo Employees and Former SpinCo Employees will cease to participate in the Moon Group Health Plan.

(b)   Clover Group Health Plan. Prior to the Effective Time (or as otherwise provided in the Transition Services Agreement), Clover shall, or shall cause one of its Affiliates to, take, or cause to be taken, or have taken, all action necessary and appropriate to establish or designate and administer a group health and welfare benefits plan for the benefit of all SpinCo Employees and eligible dependents effective as of the Effective Time (or as otherwise provided in the Transition Services Agreement) (the “Clover Group Health Plan”) and to provide benefits thereunder for all eligible SpinCo Employees and eligible dependents who choose to enroll in such Plan. Clover will cause such Clover Group Health Plan to permit enrollment immediately (or at such time as otherwise provided in the Transition Services Agreement) by those SpinCo Employees and their dependents who immediately prior to the Distribution Time were participating in, or entitled to present or future benefits under, the Moon Group Health Plan, and shall recognize the most recent hire date of such SpinCo Employee with Moon or a member of the controlled group of organizations of which Moon is a part (as defined by Section 414 of the Code and regulations issued thereunder) for purposes of determining whether such SpinCo Employee has met any otherwise-applicable waiting period. The Clover Group Health Plan (or, to the extent provided in the Transition Services Agreement, the Clover Group) will be responsible for all Liabilities associated with claims incurred by SpinCo Employees and their dependents on or following the Effective Time, regardless of when the injury or medical condition giving rise to the claim occurred. The Moon Group Health Plan will be responsible for all Liabilities associated with claims incurred by SpinCo Employees and their dependents before the Effective Time. For purposes of this Section 3.08(b) and Section 3.08(c), a claim is deemed to be incurred (i) with respect to medical, dental, vision, or prescription drug benefits, as applicable, on the date on which the services are performed or the goods are provided, regardless of when the injury or medical condition giving rise to the claim occurred, (ii) with respect to life, accidental death and dismemberment, and business travel accident insurance, on the date on which the event giving rise to such claim occurs, and (iii) with respect to disability benefits, on the date on which a person’s disability begins, as determined by the disability benefit insurer or claims administrator, giving rise to such claim.

(c)   Clover Group Retiree Health Plan. Prior to the Effective Time (or as otherwise provided in the Transition Services Agreement), Clover shall have taken all action necessary and appropriate to establish or designate and administer a retiree health benefits plan for the benefit of all SpinCo Employees and Former SpinCo Employees who are eligible for current or, upon retirement, future coverage under the Moon Group Retiree Health Plan as of the Distribution Time (the “Clover Group Retiree Health Plan”) and to provide benefits thereunder for all eligible SpinCo Employees and Former SpinCo Employees who choose to enroll in such Plan. Clover will cause such Clover Group Retiree Health Plan to permit enrollment immediately (or at such time as otherwise provided in the Transition Services Agreement) by those Former SpinCo Employees and their dependents who immediately prior to the Distribution Time were participating in, or entitled to present or future benefits under, the Moon Group Retiree Health Plan. The Clover Group Retiree Health Plan will be responsible for all Liabilities associated with claims incurred by SpinCo Employees and Former SpinCo Employees and their dependents on or following the Effective Time, regardless of when the injury or medical condition giving rise to the claim occurred. The Moon Group Retiree Health Plan will be responsible for all Liabilities associated with claims incurred by SpinCo Employees and Former SpinCo Employees and their dependents before the Effective Time.

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(d)   Dependent Care and Health Flexible Spending Accounts. Notwithstanding anything contained in Section 3.08(b), to the extent that SpinCo Employees participate in a dependent care or health flexible spending account under the Moon Group Health Plan (the “Moon FSA/DCA”) during the Closing Plan Year, Clover shall establish (or cause its Affiliate, if applicable, to establish) one or more comparable plans (the “Clover FSA/DCA”) that will recognize the elections that such SpinCo Employees and Former SpinCo Employees had in effect for purposes of the Closing Plan Year under the Moon FSA/DCA. The Clover FSA/DCA shall (i) assume the Assets and Liabilities of the Moon FSA/DCA with respect to SpinCo Employees and Former SpinCo Employees as of the Effective Time and (ii) provide the same level of dependent care and flexible spending account benefits as those provided under the Moon FSA/DCA at least through the latest date on which participants are entitled to submit for reimbursements with respect to contribution elections made during the Closing Plan Year. After the Effective Time, the Clover FSA/DCA will be responsible for reimbursement of all previously unreimbursed reimbursable dependent care and flexible spending account claims incurred by SpinCo Employees, regardless of when the claims were incurred.

(e)   Continuation Coverage. As of and following the Effective Time, the Clover Group Health Plan shall be solely responsible for providing and meeting the continuation coverage requirements imposed by Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA”) for all SpinCo Employees and all Former SpinCo Employees, as well as their “qualified beneficiaries” (as defined under COBRA) (such SpinCo Employees and Former SpinCo Employees, and their qualified beneficiaries together, the “COBRA Participants”), regardless of whether the “qualifying event” (as defined under COBRA) arose before, on, or after the Effective Time. The Clover Group Health Plan will be responsible for all Liabilities associated with claims by COBRA Participants in respect of services that are performed or goods that are provided on or following the Effective Time, regardless of when the injury or medical condition giving rise to the claim occurred. The Moon Group Health Plan will be responsible for all Liabilities associated with claims by COBRA Participants in respect of services that are performed or goods that are provided before the Effective Time.

(f)   6055/6056 Reporting. Clover shall be solely responsible for ensuring that SpinCo complies with the reporting obligations under Section 6056 of the Code (Reporting of Offers of Coverage) with respect to SpinCo Employees for the Closing Plan Year (including while SpinCo was owned by Moon) and periods after the Distribution Date, for which SpinCo has a reporting obligation, provided that Moon shall be responsible for complying with all reporting obligations with respect to the year prior to the Closing Plan Year. In this regard, SpinCo shall be responsible for distributing IRS Form 1095-C to applicable individuals and filing IRS Forms 1094-C and 1095-C with the IRS, all according to the applicable rules and regulations governing such forms. Clover shall also be solely responsible for ensuring that SpinCo complies with the reporting obligations under Section 6055 of the Code (Reporting of Enrollment in Minimum Essential Coverage) with respect to all SpinCo Employees who are enrolled in a self-insured medical plan under the Moon Group Health Plan. SpinCo may meet this obligation either through IRS Forms 1094-C and 1095-C or IRS Forms 1094-B and 1095-B, all in accordance with applicable rules and regulations. The reporting obligations under Section 6055 of the Code for SpinCo Employees who are enrolled in a fully insured medical plan under the Moon Group Health Plan shall be met by the applicable insurance carrier or HMO. Moon shall work with Clover to provide all necessary pre–Distribution Date information for SpinCo to meet its reporting obligation, which information shall be complete and accurate and provided to SpinCo no later than thirty (30) days prior to the date that such reporting obligation is due (disregarding any extensions to such reporting deadlines that may be granted by the IRS for the reporting year); provided, however, that to the extent reasonably necessary, such time frame shall be reduced to fifteen (15) days for any data related to the four (4) month period ending on the date on which such reporting obligation is due.

(g)   Credit for Benefits. Clover shall (i) waive for each SpinCo Employee and Former SpinCo Employee, and his or her dependents, each waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement, and any other restriction that would prevent immediate or full participation under the welfare plans of Clover or any of its Affiliates applicable to (or was previously satisfied by) such SpinCo Employee or Former SpinCo Employee to the extent that such waiting period, pre-existing condition limitation, actively-at-work requirement, or other restriction would not have been applicable to such SpinCo Employee or Former SpinCo Employee under the terms of the applicable Moon Benefit Plan immediately prior to the Effective Time, and (ii) give full credit

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under the welfare plans of Clover and its Affiliates applicable to each SpinCo Employee and Former SpinCo Employee, and his or her dependents, for all out-of-pocket expenses, including co-payments and deductibles, satisfied prior to the Effective Time in the Closing Plan Year, and for any lifetime maximums, as if there had been a single continuous employer.

Section 3.09   Workers’ Compensation. Following the Distribution Date, SpinCo and its Affiliates will be solely responsible for all United States (including its territories) workers’ compensation claims of SpinCo Employees and Former SpinCo Employees with respect to Workers’ Compensation Events, regardless of when such Workers Compensation Events to which such claims relate occur, except to the extent that claims that relate to events occurring prior to the Distribution Date are covered under an applicable Moon’s workers’ compensation insurance policy.

Section 3.10   Vacation, Paid Time Off, and Sick Pay Liabilities. As of the Distribution Date, SpinCo shall provide each SpinCo Employee with the same vested and unvested balances of vacation, paid time off, and sick leave as credited to such SpinCo Employee on Moon’s or its Affiliate’s payroll system immediately prior to the Distribution Date. For the period from the Effective Time through the twelve (12) month anniversary of the Effective Time, and without limiting any other provisions in this Agreement or in any Employee Agreement, Clover shall accrue vacation and sick leave in respect of each SpinCo Employee according to Moon’s accrual schedule as in effect immediately prior to the Effective Time, or Clover’s accrual schedule as in effect for similarly situated Employees of the Clover Group, whichever is more favorable to the SpinCo Employee.

Section 3.11   Severance.

(a)   Assumption of Outstanding Severance Liabilities. Effective as of the Distribution Time, SpinCo shall assume all severance Liabilities under each Moon Benefit Plan with respect to any Former SpinCo Employee.

(b)   Establishment of SpinCo Major Restructuring Severance Plan. Prior to the Distribution Date, SpinCo shall have established and adopted a severance plan (the “SpinCo Severance Plan”) that will be identical in all respects to the Moon Major Restructuring Severance Plan (save for clerical changes to reflect SpinCo as the plan sponsor) and that will provide severance benefits in accordance with this Section 3.11(a) to each SpinCo Employee who (i) was eligible to be a participant in the Moon Major Restructuring Severance Plan as of the day prior to the Distribution Date or (ii) is hired or promoted by SpinCo or an Affiliate on or following the Distribution Date into a position and would have been eligible to participate in the Moon Major Restructuring Severance Plan had such person been employed in such position on the day prior to the Distribution Date. Such severance benefits shall be provided upon any Severance-Eligible Termination during the Designated Survival Period, and the amount, composition, and terms and conditions of such benefits shall be as set forth in the Moon Major Restructuring Severance Plan (and as made a part of the SpinCo Severance Plan). The Parties hereby agree and acknowledge that, for purposes of the SpinCo Severance Plan, the Distribution and Merger constitute a “Major Restructuring,” as such term is used in the Moon Major Restructuring Severance Plan (and as made a part of the SpinCo Severance Plan) with respect to the SpinCo Employees. Notwithstanding the foregoing, if in connection with such termination, the Clover Group severance arrangement, plan, policy, or guideline that is applicable to similarly situated Employees of the Clover Group would provide a greater severance benefit to such terminated SpinCo Employee, such Clover arrangement shall apply in lieu of the SpinCo Severance Plan. As of the Distribution Date, (i) the SpinCo Employees will no longer participate in the Moon Major Restructuring Severance Plan, and (ii) no member of the Moon Group shall have any further Liability for, and SpinCo shall indemnify each member of the Moon Group, and the officers, directors, and employees of each member of the Moon Group, and hold them harmless with respect to any and all Liabilities and obligations whatsoever with respect to, claims made by or with respect to any SpinCo Employees or Former SpinCo Employees in connection with the SpinCo Severance Plan, including such Liabilities relating to actions or omissions of or by any member of the SpinCo Group or any officer, director, employee, or agent thereof prior to, on, or after the Distribution Date. During the Designated Survival Period, Clover shall not, and shall not permit any Affiliate (including any SpinCo Entity) to, terminate or amend the SpinCo Severance Plan in a manner that is adverse in any respect to any SpinCo Employee.

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(c)   Severance Arrangements, Plans, Policies and Guidelines. Without limiting clause (iii) of Section 3.01(e) or Section 3.11(a) above, Clover shall, or shall cause SpinCo or an Affiliate to, provide severance benefits in accordance with this Section 3.11(c) to each SpinCo Employee whose employment with Clover and its Affiliates (including any SpinCo Entity) terminates during the Designated Survival Period in a manner that would constitute a Severance-Eligible Termination, and who is not actually entitled to severance benefits under the SpinCo Severance Plan as a result of such employment termination. The amount, composition, and terms and conditions of such severance benefits shall be no less favorable to such SpinCo Employee than those provided under either (x) the Ordinary Severance Guidelines of Moon as described on Schedule 3.11(c), or (y) the applicable Clover Group severance arrangement, plan, policy, or guideline applicable to similarly situated Employees of the Clover Group, whichever arrangement provides a greater benefit.

Section 3.12   Preservation of Right to Amend or Terminate Plans. Except as otherwise expressly provided in this Agreement, the Separation Agreement, or the Merger Agreement, no provisions of this Agreement shall be construed as a limitation on the right of Moon, SpinCo, or Clover, or any Affiliate thereof, to amend any Plan or terminate its participation therein that Moon, SpinCo, or Clover, or any Affiliate thereof, would otherwise have under the terms of such Plan or otherwise, and no provision of this Agreement shall be construed to create a right in any Employee or former Employee, or dependent or beneficiary of such Employee or former Employee, or any Plan Payee, under a Plan that such person would not otherwise have under the terms of the Plan itself.

Section 3.13   No Right to Employment. Notwithstanding anything to the contrary set forth in this Agreement, no provisions of this Agreement shall be deemed to guarantee employment for any period of time for, or preclude the ability of SpinCo or Clover, or any of its Affiliates, to terminate any employee or individual service provider for any reason.

ARTICLE IV

EQUITY COMPENSATION AWARDS

Section 4.01   General Principles.

(a)   Agreement to Cooperate. Moon and Clover shall take any and all reasonable actions as shall be necessary and appropriate to further the provisions of this ARTICLE IV, including, to the extent practicable, providing written notice or similar communications to each Employee who holds one or more awards granted under any Moon Stock Plan or is notionally invested in Moon Common Stock through a Moon Deferred Compensation Plan informing such Employee of (i) the actions contemplated by this ARTICLE IV with respect to such awards and (ii) whether (and during what time period) any “blackout” period shall be imposed upon holders of awards granted under any Moon Stock Plan or participants who are notionally invested in Moon Common Stock through a Moon Deferred Compensation Plan during which time awards or investment elections may not be exercised or settled, as the case may be.

(b)   Recognition of Service. Following the Effective Time, a grantee who has outstanding equity-based awards under one or more of the Moon Stock Plans or is notionally invested in Moon Common Stock through a Moon Deferred Compensation Plans and/or replacement equity-based awards under the Clover Stock Plan shall be considered to have been employed by the applicable plan sponsor before and after the Effective Time for purposes of (i) vesting and (ii) determining the date of termination of employment as it applies to any such award.

(c)   Compliance with Laws. No award described in this ARTICLE IV, whether outstanding or to be issued, adjusted, substituted, or canceled by reason of or in connection with the Distribution, shall be adjusted, settled, canceled, or exercisable until, in the judgment of the administrator of the applicable plan or program such action is consistent with all applicable Laws, including federal securities Laws. Any period of exercisability will be extended on account of a period during which such an award is not exercisable pursuant to the preceding sentence, to the extent permitted under Section 409A of the Code.

(d)   Section 409A. The adjustment or conversion of the Moon Equity Awards shall be effected in a manner that is intended to avoid the imposition of any accelerated, additional, penalty, or other Taxes on the holders thereof pursuant to Section 409A of the Code.

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Section 4.02   Moon Stock Options.

(a)   Vested Moon Stock Options. Each Moon Stock Option that is vested by its terms immediately prior to the Distribution Time (each, a “Vested Moon Stock Option”), regardless of who holds such Vested Moon Stock Option, shall remain an option to purchase shares of Moon Common Stock issued under the applicable Moon Stock Plan (each such award, an “Adjusted Vested Moon Stock Option”). Each Adjusted Vested Moon Stock Option shall be subject to the same terms and conditions after the Effective Time as the terms and conditions applicable to the corresponding Vested Moon Stock Option immediately prior to the Distribution Time; provided, however, that from and after the Effective Time, (x) the number of shares of Moon Common Stock subject to each such Adjusted Vested Moon Stock Option shall equal (A) the number of shares of Moon Common Stock subject to the corresponding Vested Moon Stock Option immediately prior to the Distribution Time divided by (B) the Moon Ratio, with any fractional share rounded down to the nearest whole share, and (y) the per-share exercise price of each such Adjusted Vested Moon Stock Option shall equal (A) the per-share exercise price of the corresponding Vested Moon Stock Option immediately prior to the Distribution Time multiplied by (B) the Moon Ratio, rounded up to the nearest whole cent.

(b)   Unvested Moon Stock Options.

(i)   Each Moon Stock Option that is unvested by its terms immediately prior to the Distribution Time (an “Unvested Moon Stock Option”) held by a Moon Group Employee, Former Moon Group Employee, or Former SpinCo Employee, or by a current or former member of the board of directors of Moon, shall remain an option to purchase shares of Moon Common Stock issued under the applicable Moon Stock Plan (each such award, an “Adjusted Unvested Moon Stock Option”). Each Adjusted Unvested Moon Stock Option shall be subject to the same terms and conditions after the Effective Time as the terms and conditions applicable to the corresponding Unvested Moon Stock Option immediately prior to the Distribution Time; provided, however, that from and after the Effective Time, (x) the number of shares of Moon Common Stock subject to each such Adjusted Unvested Moon Stock Option shall equal (A) the number of shares of Moon Common Stock subject to the corresponding Unvested Moon Stock Option immediately prior to the Distribution Time divided by (B) the Moon Ratio, with any fractional share rounded down to the nearest whole share, and (y) the per-share exercise price of each such Adjusted Unvested Moon Stock Option shall equal (A) the per-share exercise price of the corresponding Unvested Moon Stock Option immediately prior to the Distribution Time multiplied by (B) the Moon Ratio, rounded up to the nearest whole cent.

(ii)   Each Unvested Moon Stock Option held by a SpinCo Employee immediately prior to the Distribution Time shall be converted as of the Effective Time into an option to purchase shares of Clover Common Stock (each such award, an “Clover Stock Option”) pursuant to the terms of the Clover Stock Plan, subject to terms and conditions from and after the Effective Time that are substantially similar to the terms and conditions applicable to the corresponding Unvested Moon Stock Option immediately prior to the Distribution Time; provided, however, that from and after the Effective Time, (x) the number of shares of Clover Common Stock subject to such Clover Stock Option shall equal (A) the number of shares of Moon Common Stock subject to the corresponding Unvested Moon Stock Option immediately prior to the Distribution Time divided by (B) the Clover Ratio, with any fractional share rounded down to the nearest whole share, (y) the per-share exercise price of such Clover Stock Option shall equal the product of (A) the per-share exercise price of the corresponding Unvested Moon Stock Option immediately prior to the Distribution Time multiplied by (B) the Clover Ratio, rounded up to the nearest whole cent, and (z) with respect to each such Clover Stock Option, “change in control” shall have the meaning set forth in the Clover Stock Plan (i.e., a “change in control” of Clover rather than Moon).

Section 4.03   Restricted Stock Units.

(a)   Moon Group Employee Awards. Moon RSUs held by a Moon Group Employee, Former Moon Group Employee, or Former SpinCo Employee immediately prior to the Distribution Time shall be adjusted by dividing the number of Moon RSUs subject to each grant by the Moon Ratio. If the resulting product

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includes a fractional share, the number of Moon RSUs shall be rounded up to the nearest whole share. The terms and conditions (including vesting terms) to which the Moon RSUs are subject shall be substantially the same terms and conditions before and after the Effective Time.

(b)   SpinCo Employee Awards. Moon RSUs held by a SpinCo Employee immediately prior to the Distribution Time shall be replaced with an award of a number of Clover restricted stock units (the “Clover RSUs”) determined by dividing the number of Moon RSUs subject to each award by the Clover Ratio. If the resulting product includes a fractional share, the number of Clover RSUs shall be rounded up to the nearest whole share. The Clover RSUs shall be subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Moon RSUs immediately prior to the Distribution Time; provided, however, with respect to each such Clover RSU, “change in control” shall have the meaning set forth in the Clover Stock Plan (i.e., a “change in control” of Clover rather than Moon).

Section 4.04   Performance Stock Units.

(a)   Adjustment of Moon PSUs. The number of shares of Moon Common Stock underlying each Moon PSU held by a Moon Group Employee or Former Moon Group Employee, or by a SpinCo Employee or Former SpinCo Employee, in either case immediately prior to the Distribution Time, shall be adjusted by dividing such number of shares by the Moon Ratio, with the result rounded up to the extent that it includes a fractional share; the number of such adjusted Moon PSUs held by a SpinCo Employee or Former SpinCo Employee shall then be then prorated based on the number of days elapsed during the applicable performance period through the Distribution Date, and if the resulting product includes a fractional share, the number of shares underlying any Moon PSU shall be rounded up to the nearest whole share. The terms and conditions to which the Moon PSUs are subject shall otherwise be substantially the same terms and conditions before and after the Distribution Time; provided, however, that the calculations of “Earnings Per Share,” “Total Shareholder Return,” and “Cash Flow Return on Invested Capital” will be adjusted to appropriately reflect the Reorganization, Distribution, and Merger in a manner determined by the Committee (as such term is defined in the applicable Moon Stock Plan).

(b)   Grant of Clover RSUs to Replace Forfeited Moon PSUs Held by SpinCo Employees. At, or as soon as practicable following, the Effective Time, each SpinCo Employee who then holds an award of Moon PSUs shall be granted an award of a number of Clover RSUs determined by dividing (x) by (y), where (x) equals the average number of shares of Moon Common Stock earned by such SpinCo Employee with respect to the Moon PSUs earned by such SpinCo Employee for each of the three years ending prior to the Closing Plan Year, measured as of the date of settlement of such awards and (y) equals the Clover Ratio, with the result rounded up to the extent that it includes a fractional share; the number of such Clover RSUs held by such SpinCo Employee shall then be then prorated based on the number of days remaining in the applicable performance period following the Distribution Date, and if the resulting product includes a fractional share, the number of shares underlying such award of Clover RSUs shall be rounded up to the nearest whole share. The award of Clover RSUs shall be subject to substantially the same terms and conditions as in effect for the corresponding award of Moon PSUs immediately prior to the Distribution Time; provided, however, that each Clover RSU shall time vest on the last day of the applicable performance period for the corresponding Moon PSU, subject to the SpinCo Employee’s continued employment with the Clover Group on such date.

Section 4.05   Section 16(b) of the Exchange Act. By approving the adoption of this Agreement, the respective boards of directors of each of Moon and Clover intend to exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, by reason of the application of Rule 16b-3 thereunder, all acquisitions and dispositions of equity incentive awards by directors and officers of each of Moon and Clover, and the respective boards of directors of Moon and Clover also intend expressly to approve, in respect of any equity-based award, the use of any method for the payment of an exercise price and the satisfaction of any applicable Tax withholding (specifically including the actual or constructive tendering of shares in payment of an exercise price and the withholding of option shares from delivery in satisfaction of applicable Tax withholding requirements) to the extent that such method is permitted under the applicable Moon Stock Plan, the Clover Stock Plan, and any applicable award agreement.

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Section 4.06   Notional Shares.

(a)   Treatment of Moon Notional Shares Held by Moon Group Employees and Former Moon Group Employees. Moon Notional Shares held by a Moon Group Employee or a Former Moon Group Employee immediately prior to the Distribution Time shall be adjusted by dividing by the Moon Ratio the number of Moon Notional Shares held by such individual. If the resulting product includes a fractional share, the number of adjusted Moon Notional Shares shall be rounded up to the nearest whole share. The terms and conditions (including vesting terms) to which the Moon Notional Shares are subject shall be substantially the same terms and conditions before and after the Distribution Time.

(b)   Treatment of Moon Notional Shares Held by SpinCo Employees and Former SpinCo Employees. Moon Notional Shares held by any SpinCo Employee or Former SpinCo Employee immediately prior to the Distribution Time shall be replaced with a number of Clover notional shares (the “Clover Notional Shares”) determined by dividing by the Clover Ratio the number of Moon Notional Shares held by such individual. If the resulting product includes a fractional share, the number of Clover Notional Shares shall be rounded up to the nearest whole share. The Clover Notional Shares shall be subject to substantially the same terms and conditions (including vesting terms) as in effect for the corresponding Moon Notional Shares immediately prior to the Distribution Time.

Section 4.07   Liabilities for Settlement of Awards.

(a)   Moon Stock Option Liabilities. Moon shall be responsible for all Liabilities associated with Adjusted Vested Moon Stock Options and Adjusted Unvested Moon Stock Options, including any option exercise, share delivery, registration, or other obligations related to the exercise of such options. Settlement of Adjusted Vested Moon Stock Options exercised by a SpinCo Employee or Former SpinCo Employee shall be effected as follows:

(i)   In the case of a broker-assisted cashless exercise, the award holder will instruct the award administrator, who will sell the shares obtained through the exercise and who will wire the exercise price directly to Moon, wire the applicable tax withholding to Clover, and wire the remaining proceeds to the brokerage account of such SpinCo Employee or Former SpinCo Employee.

(ii)   In the case of an exercise to hold shares, the award holder will instruct the award administrator and remit the exercise price to the award administrator, who will wire the exercise price directly to Moon, wire the applicable tax withholding to Clover, and credit the remaining shares to the brokerage account of such SpinCo Employee or Former SpinCo Employee.

(b)   Clover Stock Option Liabilities. Clover shall be responsible for all Liabilities associated with Clover Stock Options exercised by a SpinCo Employee, including any option exercise, share delivery, registration, or other obligations related to the exercise of such options.

(c)   Other Moon Award Liabilities. Moon shall be responsible for all Liabilities associated with Moon RSUs, Moon PSUs, and Moon Notional Shares, including any share delivery, registration, or other obligations related to the settlement of the Moon RSUs, Moon PSUs, or Moon Notional Shares.

(d)   Other Clover Award Liabilities. Clover shall be responsible for all Liabilities associated with Clover RSUs and Clover Notional Shares, including any share delivery, registration, or other obligations related to the settlement of the Clover RSUs or Clover Notional Shares.

Section 4.08   Form S-8. As of the Effective Time, Clover shall have prepared and filed with the SEC a registration statement on Form S-8 (or another appropriate form) registering under the Exchange Act the offering of a number of shares of Clover Common Stock at a minimum equal to the number of shares subject to the Clover RSUs and Clover Stock Options. Clover shall use commercially reasonable efforts to cause any such registration statement to be kept effective (and the current status of the prospectus or prospectuses required thereby to be maintained) as long as any Clover RSUs and Clover Stock Options remain outstanding.

Section 4.09   Tax Reporting and Withholding for Equity-Based Awards. Unless otherwise required by applicable Law, Moon (or one of its Subsidiaries) will be responsible for all income, payroll, fringe benefit, social, payment-on-account, and other Tax reporting related to income of or otherwise owed by Moon Group Employees, Former Moon Group Employees, or Former SpinCo Employees from equity-based awards, and Clover (or one of its Subsidiaries) will be responsible for all income, payroll, fringe benefit, social,

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payment-on-account, and other Tax reporting related to or otherwise owed on income of SpinCo Employees from equity-based awards. Similarly, Moon will be responsible for all income, payroll, fringe benefit, social, payment-on-account, and other Tax reporting related to or otherwise owed on income of its non-employee directors from equity-based awards. Further, Moon (or one of its Subsidiaries) shall be responsible for remitting applicable Tax withholdings and related payments for Moon Group Employees, Former Moon Group Employees, and Former SpinCo Employees to each applicable taxing authority, and Clover (or one of its Subsidiaries) shall be responsible for remitting applicable Tax withholdings and related payments for SpinCo Employees to each applicable taxing authority; provided, however, that to the extent necessary (and permissible) to effectuate the foregoing, either Moon or Clover may act as agent for the other company by remitting amounts withheld in the form of shares or in conjunction with an exercise transaction and related payments to an appropriate taxing authority.

Section 4.10   Cooperation. Each Party acknowledges and agrees to use commercially reasonable efforts to cooperate with each other and with third-party providers to effect withholding and remittance of Taxes, as well as required tax reporting, in a timely, efficient, and appropriate manner to further the purposes of this ARTICLE IV, and to administer all employee equity awards that are outstanding immediately following the Effective Time (including all such equity awards that are adjusted in accordance with this ARTICLE IV) to the extent consistent with this Agreement and applicable Law, for as long as is reasonably necessary.

ARTICLE V

LABOR AND EMPLOYMENT MATTERS

Notwithstanding any other provision of this Agreement or any other agreement between Clover, SpinCo, and/or Moon to the contrary, the Parties understand and agree as follows:

Section 5.01   Collective Bargaining Agreements.

(a)   Agreement to Minimize Labor Disruptions. With regard to Employees of Moon and its Subsidiaries covered by a Collective Bargaining Agreement immediately prior to the Distribution Date, the Parties covenant to cooperate with each other to avoid any action that could, on a reasonably foreseeable basis, disrupt or otherwise negatively impact the labor relations of any other Party (or their respective Affiliates).

(b)   Assumption of Collective Bargaining Agreements. As of or prior to the Distribution Date, SpinCo shall have retained or assumed, or shall have caused a SpinCo Entity to retain or assume, each Collective Bargaining Agreement covering SpinCo Employees, and no Moon Entity shall have any further Liability thereunder. Prior to the Distribution Date, Moon shall have complied and caused its Affiliates to comply, in all material respects, with all of the terms and conditions set forth in each such Collective Bargaining Agreement and with applicable Laws covering Moon’s and any Moon Affiliate’s Employees, including but not limited to the fulfillment of any labor- or employment-related notice, information, or consultation requirements relating to the matters contemplated hereby.

Section 5.02   WARN Obligations. Before and after the Effective Time, each Party shall have complied in all material respects with the Worker Adjustment and Retraining Notification Act and similar state and local Laws (“WARN”). As of the Effective Time, Clover and its Affiliates shall be responsible for all obligations and Liabilities under WARN relating to the SpinCo Employees arising from mass layoffs or plant closings (each as defined under WARN) occurring as of or after the Effective Time, and Moon shall be responsible for all obligations and Liabilities under WARN relating to the SpinCo Employees arising from mass layoff or plant closings (each as defined under WARN) occurring prior to the Effective Time and all obligations and Liabilities under WARN relating to Former SpinCo Employees.

ARTICLE VI

RESTRICTIVE COVENANTS RELATING TO EMPLOYEES

Section 6.01   Non-Solicitation and No-Hiring by Clover. Clover agrees that, from and after the date hereof until the date that is eighteen (18) months after the Effective Time, it shall not, and shall cause its Subsidiaries (including following the Effective Time the SpinCo Entities) not to, without the prior written consent of Moon,

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directly or indirectly, solicit or offer to hire or hire any Moon Group Employee or Former Moon Group Employee, or otherwise cause or seek to cause any Moon Group Employee to leave the employ of Moon or any of its Affiliates, or enter into a consulting agreement with any Moon Group Employee or Former Moon Group Employee; provided, however, that (a) the placement of any general mass solicitation, advertising, or recruiting consultant search that is not targeted at Moon Group Employees or Former Moon Group Employees and that does not result in the hiring of such individuals responding to such efforts shall not be considered a violation of this Section 6.01; and (b) this Section 6.01 shall not preclude Clover or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any Moon Group Employee or Former Moon Group Employee whose employment with Moon or any of its Affiliates has been terminated involuntarily by Moon or any of its Affiliates or any person from and after six (6) months after the termination of his or her employment with Moon or any of its Affiliates.

Section 6.02   Non-Solicitation and No-Hire by Moon. Moon agrees that, from and after the date hereof until the date that is eighteen (18) months after the Distribution Date, it shall not, and shall cause its Subsidiaries not to, without the prior written consent of Clover, directly or indirectly, solicit or offer to hire or hire any current or former Employees of Clover or any of its Affiliates (which, following the Effective Time, shall include the SpinCo Employees and Former SpinCo Employees), or otherwise cause or seek to cause any current or former Employees of Clover or its Subsidiaries (which, following the Effective Time, shall include the SpinCo Employees and Former SpinCo Employees) to leave the employ of Clover or any of its Affiliates, or enter into a consulting agreement with any current or former Employee of Clover or any of its Subsidiaries (which, following the Effective Time, shall include the SpinCo Employees and Former SpinCo Employees); provided, however, that (a) the placement of any general mass solicitation, advertising, or recruiting consultant search that is not targeted current or former at Employees of Clover and its Subsidiaries and that does not result in the hiring of such individuals responding to such efforts shall not be considered a violation of this Section 6.02; and this Section 6.02 shall not preclude Moon or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any current or former Employee of Clover and its Subsidiaries whose employment with Clover or any of its Subsidiaries has been terminated involuntarily by Clover or any of its Subsidiaries or any person from and after six (6) months after the termination of his or her employment with Clover or any of its Subsidiaries.

Section 6.03   Restrictive Covenants in Employment and Other Agreements. To the fullest extent permitted by the agreements described in this Section 6.03 and applicable Law, Moon shall, or shall cause its Affiliate to, assign to a SpinCo Entity, as designated by Clover, all agreements containing restrictive covenants (including confidentiality, non-competition, and non-solicitation provisions) between a Moon Entity and SpinCo Employee or a Former SpinCo Employee, with such assignment to be effective as of the Distribution Time. To the extent that assignment of such agreements is not permitted, effective as of the Distribution Time, a SpinCo Entity shall be considered to be a successor to the applicable Moon Entity for purposes of, and a third-party beneficiary with respect to, all such agreements, such that each Clover Entity shall enjoy all the rights and benefits under such agreements (including rights and benefits as a third-party beneficiary), with respect to the SpinCo Business; provided, however, that in no event shall any SpinCo Entity (or, following the Effective Time, any Clover Entity) be permitted to enforce such restrictive covenant agreements against a SpinCo Employee or a Former SpinCo Employee for actions taken in their capacity as employees of Moon or any of its Subsidiaries (including, prior to the Distribution Date, the SpinCo Entities).

ARTICLE VII

EMPLOYER RECORDS

Section 7.01   Sharing of Information. Subject to any limitations imposed by applicable Law, Moon and Clover (acting directly or through members of the Moon Group or the Clover Group, respectively) shall provide to the other and their respective agents and vendors all information necessary for the Parties to perform their respective duties under this Agreement. The Parties also hereby agree to enter into any business associate arrangements that may be required for the sharing of any information pursuant to this Agreement to comply with the requirements of HIPAA.

Section 7.02   Transfer of Personnel Records and Authorization. Subject to any limitation imposed by applicable Law, prior to the Distribution Date, Moon shall have transferred and assigned to SpinCo all personnel records, all immigration documents, including I-9 forms and work authorizations, all payroll deduction

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authorizations and elections, whether voluntary or mandated by Law, including but not limited to W-4 forms and deductions for benefits under the applicable Moon Benefit Plan, and all absence-management records, Family and Medical Leave Act records, insurance beneficiary designations, flexible spending account and dependent care account enrollment confirmations, attendance, and return-to-work information relating to SpinCo Employees and Former SpinCo Employees who participate in Moon Benefit Plans (“Benefit Management Records”). Subject to any limitations imposed by applicable Law, Moon, however, may retain originals of, copies of, or access to personnel records, immigration records, payroll forms, and Benefit Management Records as long as necessary to provide services to SpinCo (acting on its behalf pursuant to the Transition Services Agreement between the Parties entered into as of the date of this Agreement). Immigration records will, if and as appropriate, become a part of SpinCo’s public access file. SpinCo will use personnel records, payroll forms, and Benefit Management Records for lawful purposes only, including calculation of withholdings from wages and personnel management. It is understood that, following the Distribution Date, Moon records so transferred and assigned may be maintained by SpinCo (acting directly or through one of its Subsidiaries) pursuant to SpinCo’s applicable records retention policy.

Section 7.03   Access to Records. SpinCo shall provide Moon with reasonable access to those records necessary for its administration of any Benefit Plans or programs, or employment and compensation matters, on behalf of SpinCo Employees and Former SpinCo Employees after the Distribution Time as permitted by any applicable privacy protection Laws and regulations, Privacy Contracts, and the Moon Data Protection and Privacy Policy. Moon shall also be permitted to retain copies of all restrictive covenant agreements with any SpinCo Employee in which any member of the Moon Group has a valid business interest. In addition, Moon shall provide SpinCo with reasonable access to those records necessary for its administration of any Benefit Plans or programs, or employment and compensation matters, on behalf of SpinCo Employees or Former SpinCo Employees after the Distribution Time as permitted by any applicable privacy protection Laws, regulations, and Privacy Contracts. SpinCo shall also be permitted to retain copies of all restrictive covenant agreements with any Moon Group Employee or Former Moon Group Employee in which any member of the SpinCo Group has a valid business interest.

Section 7.04   Maintenance of Records. With respect to retaining, destroying, transferring, sharing, copying, and permitting access to all Employee-related information, Moon and SpinCo shall comply with all applicable Laws, regulations, and internal policies, and shall indemnify and hold harmless each other from and against any and all Liabilities, claims, actions, and damages that arise from a failure (by the indemnifying party or its Subsidiaries or their respective agents) to so comply with all applicable Laws, regulations, Privacy Contracts, and internal policies applicable to such information.

Section 7.05   Confidentiality. Except as otherwise set forth in this Agreement, all records and data relating to Employees shall, in each case, be subject to the confidentiality provisions of the Separation Agreement and any other applicable agreement and applicable Law, and the provisions of this Section 7.05 shall be in addition to, and not in derogation of, the provisions of the Separation Agreement governing confidential information, including Section 7.2 of the Separation Agreement.

Section 7.06   Cooperation. Each Party shall use commercially reasonable efforts to cooperate to share, retain, and maintain data and records that are necessary or appropriate to further the purposes of this ARTICLE VII and for each Party to administer its respective Benefit Plans to the extent consistent with this Agreement and applicable Law, and each Party agrees to cooperate as long as is reasonably necessary to further the purposes of this ARTICLE VII. No Party shall charge another Party a fee for such cooperation.

ARTICLE VIII

REMEDIES

Section 8.01   Indemnification. Any breach of this Agreement by any Party or any indemnification obligation under this Agreement shall be subject to the provisions set forth in Article VI of the Separation Agreement, which shall apply to this Agreement as if incorporated herein in their entirety.

Section 8.02   Enforcement. The Parties agree that irreparable damage would occur, and that the Parties would not have any adequate remedy at Law, if any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the

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terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any Party is entitled at Law or in equity. Each Party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law, or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

ARTICLE IX

MISCELLANEOUS

Section 9.01   Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating the relationship of principal and agent, partnership, or joint venture between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship set forth herein.

Section 9.02   Attorney-Client Privilege. The provisions herein requiring the Parties to cooperate shall not be deemed to be a waiver of the attorney-client privilege for the Parties nor shall it require the Parties to waive their attorney-client privilege. In the event of any conflict between the applicable terms of the Separation Agreement or the Merger Agreement and the terms of this Agreement with respect to matters relating to attorney-client privilege, the work product doctrine, and all other evidentiary privileges and non-disclosure doctrines, the applicable terms of the Merger Agreement or the Separation Agreement, as applicable, shall prevail.

Section 9.03   Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 9.04   Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement.

Section 9.05   Captions. The captions in this Agreement are inserted for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 9.06   Severability of Provisions. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 9.07   Notices. All notices, consents, approvals, and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail, having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, (iv) when delivered by facsimile, or (v) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, on or prior to the Distribution Date, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland
Attention:	Evan Turtz, General Counsel

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with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams

and, in the case of SpinCo, with a copy to:

Ingersoll-Rand U.S. HoldCo, Inc.
c/o Ingersoll-Rand Company
800-E Beaty Street
Davidson, NC 28036
Attention:	Evan Turtz, General Counsel

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10014
Attention:	Marni Lerner
Mark Pflug

If to Clover or, following the Distribution Date, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl, General Counsel

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10014
Attention:	Marni Lerner
Mark Pflug

or to such other address or addresses as the Parties may from time to time designate in writing.

Section 9.08   Further Assurances. Each Party agrees that it will execute and deliver or cause its respective Affiliates to execute and deliver such further instruments, and take (or cause their respective Affiliates to take) such other actions, as may be reasonably necessary to carry out the purpose and intent of this Agreement.

Section 9.09   Amendment; Waiver. This Agreement may be amended or modified in whole or in part only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and that makes reference to this Agreement. Any Party may waive any of the terms or conditions of this Agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver. No waiver by any of the Parties of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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Section 9.10   Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent that such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 9.11   Consent to Jurisdiction; Waiver of Jury Trial.

(a)   Jurisdiction. Any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, or, if it cannot acquire jurisdiction, in any federal court of the United States of America sitting in Delaware, and, in each case, appellate courts therefrom, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue, or convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in such courts, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit, or proceeding brought pursuant to this Section 9.11(a).

(b)   Waiver of Jury Trial. Each Party hereby waives, to the fullest extent permitted by applicable Law, any right that it may have to a trial by jury in respect of any Action arising out of this Agreement or the transactions contemplated hereby. Each Party (i) certifies that no Representative of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Parties have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

Section 9.12   Entire Agreement. This Agreement, the Separation Agreement, and the Merger Agreement constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede all other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties, except as expressly set forth in this Agreement, the Separation Agreement, and the Merger Agreement.

Section 9.13   Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 9.14   Expenses. Each Party shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers, and accountants.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

INGERSOLL-RAND PLC

By:
Name:
Title:

INGERSOLL-RAND U.S. HOLDCO, INC.

By:
Name:
Title:

GARDNER DENVER HOLDINGS, INC.

By:
Name:
Title:

[Signature Page to Employee Matters Agreement]

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EXHIBIT D

REAL ESTATE MATTERS AGREEMENT

This Real Estate Matters Agreement (this “Agreement”) is entered into on [•], 2019, by and between Ingersoll-Rand plc, a Republic of Ireland public limited company (“Moon”) and Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation (“SpinCo”).

R E C I T A L S:

WHEREAS, effective as of the Distribution Date and in accordance with the Separation and Distribution Agreement dated as of April 30, 2019, by and between Moon and SpinCo (the “Separation Agreement”), Moon has transferred or will transfer to SpinCo, certain assets owned by Moon but necessary to the SpinCo Business;

WHEREAS, effective as of the Distribution Date and in accordance with the Separation Agreement, SpinCo has transferred or will transfer to Moon, certain assets owned by SpinCo but necessary to the Moon Business; and WHEREAS, the parties desire to set forth certain agreements regarding real estate matters.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements set forth below, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1   Definitions. The following terms, as used herein, shall have the meanings stated below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Separation Agreement.

(a)   “Actual Completion Date” means, with respect to each Moon Property and each SpinCo Property, the date upon which completion of the transfer, assignment, lease or sublease of that property actually takes place.

(b)   “Additional Properties” means any leased or owned properties acquired by Moon or SpinCo after the date of the Separation Agreement and before the Distribution Date, in each case subject to and in accordance with the terms of the Merger Agreement (including Section 7.2 thereof).

(c)   “Allocation Principle” means the principle that: (1) any Property that is Majority Occupied by one party will be allocated in full to such party (the “Majority Occupant”); and (2) the other party (the “Minority Occupant”) is generally expected to relocate (either to a different Property or elsewhere) to enable consolidation of operations by the parties, but in no event shall the Minority Occupant be required to vacate earlier than the expiration date of any applicable lease or sublease entered into pursuant to this Agreement.

(d)   “Colocation Sites Schedule” means Schedule 2 attached hereto, as updated from time to time prior to the Distribution Date pursuant to Section 2.20.

(e)   “Damaged Property” has the meaning ascribed to such term in Section 2.14(a).

(f)   “Documents” means the Transaction Documents and the Merger Agreement.

(g)   “Excluded Personal Property” means that certain equipment, office equipment, trade fixtures, furniture and any other personal property located at each Property which is scheduled as excluded personal property on any assignment, lease or sublease entered into between Moon and SpinCo.

(h)   “Headquarters Property” means that certain real property located at 800 Beaty Street, Davidson, North Carolina 28036.

(i)   “Headquarters Term Sheet” means the term sheet for the lease of the Headquarters Property attached hereto as Exhibit 1.

(j)   “Landlord” means the third-party landlord or sublandlord under a Moon Lease or SpinCo Lease, and its successors and assigns, and includes the holder of any other interest which is superior to the interest of the landlord or sublandlord under such Moon Lease or SpinCo Lease.

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(k)   “Lease Assignment Form” means the form of lease assignment attached hereto as Exhibit 2.

(l)   “Lease Consents” means all consents or waivers required from the Landlord or other third parties under the Relevant Leases to assign the Relevant Leases to SpinCo or Moon, as applicable, or to sublease the Sublease Properties to SpinCo or Moon, as applicable, or to lease or sublease the Leaseback Properties to SpinCo or Moon, as applicable, including, for the avoidance of doubt, any consents or waivers required to permit the Distribution and Merger.

(m)   “Lease Form” means the form of lease that shall be negotiated in good faith between the Relevant Parties that reflects (v) the Property (or portion thereof) being leased by the Majority Occupant to the Minority Occupant, (w) the rent payable under the lease shall be (i) for the first two years of the term, the intercompany occupancy charge for 2018 (less any depreciation and other non-cash expense) that is charged by Moon to SpinCo or SpinCo to Moon, as applicable, prior to the Distribution Date, subject to actual increases in operating expenses resulting from increases in third party costs outside of the Majority Occupants control, in each case, to the extent attributable to such portion of the applicable Property and (ii) for the remainder of the term, if applicable, fair market rental, including the actual taxes, insurance, utilities and other customary operating expenses payable by tenants under similar leases, in each case, to the extent attributable to such portion of the applicable Property, (x) a term that is coterminous with the Expiration Date (as defined in the Transition Services Agreement), provided, however, that if the leased premises is material to the continued operation of the Minority Occupant’s business, then the term shall be for a period of not less than 5 years and contain at least 3 renewal options of not less than 5 years each; (y) the Minority Occupant shall have the right to terminate such lease (i) upon 30-days’ written notice with respect to leased Property that is less than 10,000 square feet or (ii) upon 6 months’ written notice with respect to leased Property that is greater than or equal to 10,000 square feet, and (z) such other commercially reasonable terms for a lease of property described in clause (w).

(n)   “Leaseback Properties” means the SpinCo Leaseback Properties and the Moon Leaseback Properties.

(o)   “Majority Occupant” has the meaning ascribed to such term in the definition of the term “Allocation Principle.”

(p)   “Majority Occupied” means either (i) maintaining operations on 50% or more of the usable square footage of a particular Property, or (ii) employing more than 50% of the employees and contractors, taken as a whole, at such Property; whichever method is more commercially reasonable in determining the proper allocation of the Property as reasonably determined by the parties in good faith.

(q)   “Merger Agreement” means that certain the Agreement and Plan of Merger, dated as of April 30, 2019, by and among Moon, SpinCo, and Clover.

(r)   “Minority Occupant” has the meaning ascribed to such term in the definition of the term “Allocation Principle.”

(s)   “Moon Lease” means, in relation to each Moon Property, the lease(s) or sublease(s) or license(s) under which Moon or its applicable Subsidiary holds such Moon Property and any other supplemental document completed prior to the Actual Completion Date.

(t)   “Moon Leaseback Properties” means each of (a) those Moon Owned Properties identified as “Moon Owned Properties” and identified as “Leaseback Properties” on the Owned and Leased Properties Schedule, with respect to part of which SpinCo is to grant a lease back to Moon and (b) those Moon Leased Properties identified as “Moon Leased Properties” and identified as “Leaseback Properties” on the Owned and Leased Properties Schedule, with respect to part of which SpinCo is to sublease back to Moon. Moon Leaseback Properties will be transferred through deed transfer or lease assignment (as applicable) by Moon (or its Subsidiaries) to SpinCo (or its Subsidiaries) and a portion of which will then be leased or subleased (as applicable) back to Moon (or its Subsidiaries) as of the Distribution Date.

(u)   “Moon Leased Properties” means those Properties identified as “Moon Leased Properties” on the Owned and Leased Properties Schedule, which Properties are currently held pursuant to a lease with a third-party by Moon (or its Subsidiaries) and will be transferred by lease assignment to SpinCo (or its Subsidiaries) as of the Distribution Date subject to obtaining the necessary Lease Consent.

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(v)   “Moon New Lease Properties” means those Properties identified as “Moon New Lease Properties” on the Colocation Sites Schedule, which Properties are currently owned by Moon (or its Subsidiaries) and a portion of which will be leased to SpinCo (or its Subsidiaries) as of the Distribution Date.

(w)   “Moon Owned Properties” means those Properties identified as “Moon Owned Properties” on the Owned and Leased Properties Schedule, which Properties are currently owned by Moon (or its Subsidiaries) in fee and will transfer by deed to SpinCo (or its Subsidiaries) as of the Distribution Date.

(x)   “Moon Property” means the Moon Owned Properties, the Moon Leased Properties, the Moon Sublease Properties, the Moon New Lease Properties, the Moon Leaseback Properties and, to the extent applicable, any Additional Properties.

(y)   “Moon Sublease Property” means those Properties identified as “Moon Subleased Properties” on the Colocation Sites Schedule, which Properties are currently leased by Moon (or its Subsidiaries) and a portion of which will be subleased to SpinCo (or its Subsidiaries) as of the Distribution Date subject to obtaining the necessary Lease Consents.

(z)   “New Lease Properties” means the SpinCo New Lease Properties and the Moon New Lease Properties.

(aa)   “Notice Date” has the meaning ascribed to such term in Section 2.12(c).

(bb)   “Owned and Leased Properties Schedule” means Schedule 1 attached hereto, as updated from time to time prior to the Distribution Date pursuant to Section 2.20.

(cc)   “Properties” means the Moon Properties and the SpinCo Properties.

(dd)   “Relevant Leases” means those of Moon Leases or SpinCo Leases with respect to which the Landlord’s consent is required for (x) assignment or sublease to a member of the Moon Group or a member of the SpinCo Group, as applicable, as contemplated by the Separation Agreement or hereunder, or (y) any of the other transactions contemplated by the Separation Agreement or the other Documents.

(ee)   “Retained Parts” means each of those parts of (i) the Moon Owned Properties and the Moon Leased Properties which, following transfer or assignment to SpinCo, are intended to be leased or subleased to Moon, (ii) the SpinCo Owned Properties and the SpinCo Leased Properties which, following the Distribution Date, are intended to be leased or subleased to SpinCo and (iii) those parts of the Sublease Properties and the Moon New Lease Properties which will not, and which are not intended to, be leased or subleased to SpinCo in accordance with this Agreement.

(ff)   “SpinCo Lease” means, in relation to each SpinCo Property, the lease(s) or sublease(s) or license(s) under which SpinCo or its applicable Subsidiary holds such SpinCo Property and any other supplemental document completed prior to the Actual Completion Date.

(gg)   “SpinCo Leaseback Properties” means each of (a) those SpinCo Owned Properties identified as “SpinCo Owned Properties” and identified as “Leaseback Properties” on the Owned and Leased Properties Schedule, with respect to part of which Moon is to grant a lease back to SpinCo and (b) those SpinCo Leased Properties identified as “SpinCo Leased Properties” and identified as “Leaseback Properties” on the Owned and Leased Properties Schedule, with respect to part of which Moon is to sublease back to SpinCo. SpinCo Leaseback Properties will be transferred through deed transfer or lease assignment (as applicable) by SpinCo (or its Subsidiaries) to Moon (or its Subsidiaries) and a portion of which will then be leased or subleased (as applicable) back to SpinCo (or its Subsidiaries) as of the Distribution Date, subject to obtaining the necessary Lease Consents.

(hh)   “SpinCo Leased Properties” means those Properties identified as “SpinCo Leased Properties” on the Owned and Leased Properties Schedule, which Properties are currently held pursuant to a lease with a third party by SpinCo (or its Subsidiaries) and will be transferred by lease assignment to Moon (or its Subsidiaries) as of the Distribution Date subject to obtaining the necessary Lease Consents.

(ii)   “SpinCo New Lease Properties” means those Properties identified as “SpinCo New Lease Properties” on the Colocation Sites Schedule, which Properties are currently owned by SpinCo (or its Subsidiaries) and a portion of which will be leased to Moon (or its Subsidiaries) as of the Distribution Date.

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(jj)   “SpinCo Owned Properties” means those Properties identified as “SpinCo Owned Properties” on the Owned and Leased Properties Schedule, which Properties are currently owned by SpinCo (or its Subsidiaries) and will transfer by deed to Moon (or its Subsidiaries) in fee as of the Distribution Date.

(kk)   “SpinCo Property” means the SpinCo Owned Properties, the SpinCo Leased Properties, the SpinCo Sublease Properties, the SpinCo New Lease Properties and the SpinCo Leaseback Properties and, to the extent applicable, any Additional Properties.

(ll)   “SpinCo Sublease Property” means those Properties identified as “SpinCo Sublease Properties” on the Colocation Sites Schedule, which Properties are currently leased by SpinCo (or its Subsidiaries) and a portion of which will be subleased to Moon (or its Subsidiaries) as of the Distribution Date subject to obtaining the necessary Lease Consents.

(mm)   “Sublease Form” means the form of sublease that shall be negotiated in good faith between the Relevant Parties that reflects (v) the Property (or portion thereof) being subleased by the Majority Occupant to the Minority Occupant, (w) the rent payable under the sublease shall be limited to the actual rent payable pursuant to the lease with the applicable Landlord in each case, to the extent attributable to the applicable portion of such Property (which, for the avoidance of doubt, when aggregated with the amount payable by the Majority Occupant to the Landlord shall not be greater than the amount due to the applicable Landlord under such lease), (x) a term that is coterminous with the Expiration Date (as defined in the Transition Services Agreement), provided, however, if the subleased premises is material to the continued operation of the Minority Occupant’s business then the term of such sublease will be coterminous with the lease with the applicable Landlord, provided, further, that the term shall not exceed ten (10) years, (y) the Minority Occupant shall have the right to terminate such sublease (i) upon 30 days’ written notice with respect to subleased Property that is less than 10,000 square feet or (ii) upon 6 months’ written notice with respect to subleased Property that is greater than or equal to 10,000 square feet and (z) such other commercially reasonable terms for a sublease of property described in clause (w).

(nn)   “Sublease Properties” means the SpinCo Sublease Properties and the Moon Sublease Properties.

(oo)   “Transition Services Agreement” means that certain Transition Services Agreement dated as of [•] by and between Moon and SpinCo.

ARTICLE II
PROPERTY IN THE UNITED STATES

Section 2.1   Moon Owned Property.

(a)   Moon shall convey or cause its applicable Subsidiary to convey each of the Moon Owned Properties (together with all improvements thereon and all rights and easements appurtenant thereto) to SpinCo or its applicable Subsidiary, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such conveyance shall be completed on or before the Distribution Date.

(b)   Subject to the completion of the conveyance to SpinCo or its applicable Subsidiary of the relevant Moon Owned Property, with respect to each Moon Owned Property which is a Moon Leaseback Property, SpinCo shall grant to Moon or its applicable Subsidiary a lease of that part of the relevant Moon Owned Property identified on the Colocation Sites Schedule and Moon or its applicable Subsidiary shall accept the same. Such lease shall be on the Lease Form and completed immediately following completion of the transfer of the relevant Moon Owned Property to SpinCo or its applicable Subsidiary.

Section 2.2   SpinCo Owned Property.

(a)   SpinCo shall convey or cause its applicable Subsidiary to convey each of the SpinCo Owned Properties (together with all improvements thereon and all rights and easements appurtenant thereto) to Moon or its applicable Subsidiary, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such conveyance shall be completed on or before the Distribution Date.

(b)   Subject to the completion of the conveyance to Moon or its applicable Subsidiary of the relevant SpinCo Owned Property, with respect to each SpinCo Owned Property which is a SpinCo Leaseback Property, Moon shall grant to SpinCo or its applicable Subsidiary a lease of that part of the relevant SpinCo

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Owned Property identified on the Colocation Sites Schedule and SpinCo or its applicable Subsidiary shall accept the same. Such lease shall be on the Lease Form and completed immediately following completion of the transfer of the relevant SpinCo Owned Property to Moon or its applicable Subsidiary.

Section 2.3   Moon Leased Property.

(a)   Moon shall assign or cause its applicable Subsidiary to assign, and SpinCo or its applicable Subsidiary shall accept and assume, Moon’s or its Subsidiary’s interest in the Moon Leased Properties, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such assignment shall be completed on the later of: (i) the Distribution Date; and (ii) the earlier of (A) the tenth (10th) Business Day after the relevant Lease Consent has been granted and (B) the date agreed upon by the parties in accordance with Section 2.12(a).

(b)   Subject to the completion of the assignment to SpinCo or its applicable Subsidiary of the relevant Moon Leased Property, with respect to each Moon Leased Property which is also a Moon Leaseback Property, SpinCo or its applicable Subsidiary shall grant to Moon or its applicable Subsidiary a sublease of that part of the relevant Moon Leased Property identified on the Colocation Sites Schedule and Moon or its applicable Subsidiary shall accept the same. Such sublease shall be on the Sublease Form and completed immediately following completion of the transfer of the relevant Moon Leased Property to SpinCo or its applicable Subsidiary subject to obtaining the necessary Lease Consents.

Section 2.4   SpinCo Leased Property.

(a)   SpinCo shall assign or cause its applicable Subsidiary to assign, and Moon or its applicable Subsidiary shall accept and assume, SpinCo’s or its Subsidiary’s interest in the SpinCo Leased Properties, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such assignment shall be completed on the later of: (i) the Distribution Date; and (ii) the earlier of (A) the tenth (10th) Business Day after the relevant Lease Consent has been granted and (B) the date agreed upon by the parties in accordance with Section 2.12(a).

(b)   Subject to the completion of the assignment to Moon or its applicable Subsidiary of the relevant SpinCo Leased Property, with respect to each SpinCo Leased Property which is also a SpinCo Leaseback Property, Moon or its applicable Subsidiary shall grant to SpinCo or its applicable Subsidiary a sublease of that part of the relevant SpinCo Leased Property identified on the Colocation Sites Schedule and SpinCo or its applicable Subsidiary shall accept the same. Such sublease shall be on the Sublease Form and completed immediately following completion of the transfer of the relevant SpinCo Leased Property to Moon or its applicable Subsidiary subject to obtaining the necessary Lease Consents.

Section 2.5   Moon Sublease Properties. Moon shall grant or cause its applicable Subsidiary to grant to SpinCo or its applicable Subsidiary a sublease of that part of the relevant Moon Sublease Property identified on the Colocation Sites Schedule and SpinCo or its applicable Subsidiary shall accept the same, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such sublease shall be on the Sublease Form and completed on the later of: (a) the Distribution Date; and (b) the earlier of (i) the tenth (10th) Business Day after the relevant Lease Consent has been granted and (ii) the date agreed upon by the parties in accordance with Section 2.12(a).

Section 2.6   SpinCo Sublease Properties. SpinCo shall grant or cause its applicable Subsidiary to grant to Moon or its applicable Subsidiary a sublease of that part of the relevant SpinCo Sublease Property identified on the Colocation Sites Schedule and Moon or its applicable Subsidiary shall accept the same, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such sublease shall be on the Sublease Form and completed on the later of: (a) the Distribution Date; and (b) the earlier of (i) the tenth (10th) Business Day after the relevant Lease Consent has been granted and (ii) the date agreed upon by the parties in accordance with Section 2.12(a).

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Section 2.7   Moon New Lease Properties. Moon shall grant or cause its applicable Subsidiary to grant to SpinCo or its applicable Subsidiary a lease of those parts of the Moon New Lease Properties identified on the Colocation Sites Schedule, including the Headquarters Property, and SpinCo or its applicable Subsidiary shall accept the same, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such lease shall be completed on or before the Distribution Date; provided that the lease for the Headquarters Property shall reflect those terms set forth in the Headquarters Term Sheet and other commercially reasonable terms mutually agreed to by the parties.

Section 2.8   SpinCo New Lease Properties. SpinCo shall grant or cause its applicable Subsidiary to grant to Moon or its applicable Subsidiary a lease of those parts of the SpinCo New Lease Properties identified on the Colocation Sites Schedule and Moon or its applicable Subsidiary shall accept the same, subject to the other provisions of this Agreement and (to the extent not inconsistent with the provisions of this Agreement) the terms of the Separation Agreement and the other Documents. Such lease shall be completed on or before the Distribution Date.

Section 2.9   Obtaining the Lease Consents.

(a)   Moon and SpinCo confirm that, with respect to each Moon Leased Property, SpinCo Leased Property, Moon Sublease Property, Moon Leaseback Property which is a Moon Leased Property, SpinCo Sublease Property and SpinCo Leaseback Property which is a SpinCo Leased Property, to the extent required by the Relevant Lease, an application has been made or will be made to the relevant Landlord for the Lease Consents required with respect to the transactions contemplated by this Agreement, the Separation Agreement or the other Documents, as soon as reasonably practicable following the date of this Agreement to enable sufficient time for the relevant Landlord to properly consider such application in advance of the Distribution Date. Moon shall be primarily responsible for requesting, negotiating and obtaining all Lease Consents.

(b)   Moon shall use reasonable best efforts to obtain the Lease Consents, but Moon shall not be required to commence judicial proceedings for a declaration that a Lease Consent has been unreasonably withheld, conditioned or delayed, nor shall Moon be required to pay any consideration in excess of that required by the Relevant Lease to obtain the relevant Lease Consent.

(c)   Moon and SpinCo will promptly satisfy the lawful requirements of the Landlord, and Moon and SpinCo, will take all reasonable steps to assist the other in obtaining the Lease Consents, including, without limitation:

(i)   if reasonably required by the Landlord, entering into an agreement with the relevant Landlord to observe and perform the tenant’s obligations contained in the Relevant Lease from and after the Distribution Date throughout the remainder of the term of the Relevant Lease, subject to any statutory limitations of such liability;

(ii)   if reasonably required by the Landlord, providing a guarantee, surety or other commercially reasonable security (including, without limitation, a security deposit) for the obligations of SpinCo or Moon, as applicable, or its applicable Subsidiary as tenant under the Relevant Lease, and otherwise taking all steps which are reasonably necessary and which it is capable of doing to meet the lawful requirements of the Landlord so as to ensure that the Lease Consents are obtained; provided, however, in no event shall any member of the Clover Group other than SpinCo or its Subsidiaries be required to deliver any such security and any required security deposit shall be expressly provided for in the Relevant Lease; and

(iii)   using commercially reasonable efforts to assist Moon with obtaining the Landlord’s consent to the release of any guarantee, surety or other security which Moon may have previously provided to the Landlord and, if required and, subject to the limitations contained in Section 2.9(c)(ii), offering the same or equivalent security to the Landlord in order to obtain such release, including a guarantee from SpinCo or a Subsidiary thereof with respect to any Property where the tenant, subtenant or licensee (as the case may be) following the Distribution Date is SpinCo or its Subsidiaries.

(d)   If, with respect to any Leased Properties, Moon and SpinCo are unable to obtain a release by the Landlord of any guarantee, surety or other security which the Moon or SpinCo, as applicable, their Affiliates

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has previously provided to the Landlord, SpinCo or Moon, as applicable, shall indemnify, defend, protect and hold harmless the other party from and after the Distribution Date against all losses, costs, claims, damages, or liabilities accruing after the Distribution Date and incurred by Moon or SpinCo, as applicable, as a result of such guarantee, surety or other security.

Section 2.10   Occupancy by SpinCo.

(a)   Subject to compliance with Section 2.10(b), in the event that the Actual Completion Date for any Moon Owned Property, Moon New Lease Property, Moon Leased Property or Moon Sublease Property does not occur on or before the Distribution Date, SpinCo shall, commencing on the Distribution Date, be entitled to occupy and receive the rental income from the relevant Moon Property (except to the extent that the same is a Retained Part) as a licensee upon the terms and conditions contained in the Moon Lease (as to Moon Leased Properties), upon the terms and conditions contained in the Sublease Form (as to Moon Sublease Properties) or upon the terms and conditions contained in the Lease Form (as to Moon Owned Properties and Moon New Lease Properties). Such license shall not be revocable prior to the date for completion as provided in Section 2.1(a), Section 2.3(a) or Section 2.5 unless an enforcement action or forfeiture by the relevant Landlord due to SpinCo’s occupancy of the Moon Property constituting a breach of the Moon Lease cannot, in the reasonable opinion of Moon, be avoided other than by requiring SpinCo to immediately vacate the relevant Moon Property, in which case Moon may by notice to SpinCo immediately require SpinCo to vacate the relevant Moon Property. SpinCo will be responsible for all costs, expenses and liabilities incurred by Moon or its applicable Subsidiary as a consequence of such occupancy, except for any losses, claims, costs, demands and liabilities incurred by Moon or its Subsidiary as a result of any enforcement action or forfeiture taken by the Landlord against Moon or its Subsidiary with respect to any breach by Moon or its Subsidiary of the Relevant Lease in permitting SpinCo to so occupy the Moon Property without obtaining the required Lease Consent, for which Moon or its Subsidiary shall be solely responsible. SpinCo shall not be entitled to make any claim or demand against, or obtain reimbursement from, Moon or its applicable Subsidiary with respect to any costs, losses, claims, liabilities or damages incurred by SpinCo as a consequence of being obliged to vacate the Moon Property or in obtaining alternative premises, including, without limitation, any enforcement action which a Landlord may take against SpinCo.

(b)   In the event that the Actual Completion Date for any Moon Owned Property, Moon New Lease Property, Moon Leased Property or Moon Sublease Property does not occur on or before the Distribution Date, whether or not SpinCo occupies a Moon Property as licensee as provided in Section 2.10(a), SpinCo shall, effective as of the Distribution Date, (i) pay Moon all rents, service charges, insurance premiums and other sums payable by Moon or its applicable Subsidiary under any Relevant Lease (as to Moon Leased Properties), under the Lease Form (as to Moon Owned Properties or Moon New Lease Properties) or under the Sublease Form (as to Moon Sublease Properties), (ii) observe, in all material respects, the tenant’s covenants, obligations and conditions contained in the Moon Lease (as to Moon Leased Properties) or in the Sublease Form (as to Moon Sublease Properties) and (iii) subject to the limitations contained in Section 2.10(a) indemnify, defend, protect and hold harmless Moon and its applicable Subsidiary from and against all losses, costs, claims, damages and liabilities arising on account of any breach thereof by SpinCo.

(c)   Moon shall supply promptly to SpinCo copies of all invoices, demands, notices and other communications received by Moon or its or its applicable Subsidiaries or agents in connection with any of the matters for which SpinCo may be liable to make any payment or perform any obligation pursuant to Section 2.10(b), and shall, at SpinCo’s cost,(x) take any steps and pass on any objections which SpinCo may have in connection with any such matters and (y) at the direction of SpinCo, enforce Moon’s rights against the Landlord under the Relevant Lease. SpinCo shall promptly supply to Moon any notices, demands, invoices and other communications received by SpinCo or its agents from any Landlord while SpinCo occupies any Moon Property without the relevant Lease Consent.

Section 2.11   Occupancy by Moon.

(a)   Subject to compliance with Section 2.11(b), in the event that the Actual Completion Date for any SpinCo Owned Property, SpinCo New Lease Property, SpinCo Leased Property or SpinCo Sublease Property does not occur on or before the Distribution Date, Moon shall, commencing on the Distribution Date, be entitled to occupy and receive the rental income from the relevant SpinCo Property (except to the

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extent that the same is a Retained Part) as a licensee upon the terms and conditions contained in the SpinCo Lease (as to SpinCo Leased Properties) or upon the terms and conditions contained in the Sublease Form (as to SpinCo Sublease Properties) or upon the terms and conditions contained in the Lease Form (as to SpinCo Owned Properties or SpinCo New Lease Properties). Such license shall not be revocable prior to the date for completion as provided in Section 2.2(a), 2.4(a) or 2.6(a) unless an enforcement action or forfeiture by the relevant Landlord due to Moon’s occupancy of the SpinCo Property constituting a breach of the SpinCo Lease cannot, in the reasonable opinion of SpinCo, be avoided other than by requiring Moon to immediately vacate the relevant SpinCo Property, in which case SpinCo may by notice to Moon immediately require Moon to vacate the relevant SpinCo Property. Moon will be responsible for all costs, expenses and liabilities incurred by SpinCo or its applicable Subsidiary as a consequence of such occupancy, except for any losses, claims, costs, demands and liabilities incurred by SpinCo or its Subsidiary as a result of any enforcement action or forfeiture taken by the Landlord against SpinCo or its Subsidiary with respect to any breach by SpinCo or its Subsidiary of the Relevant Lease in permitting Moon to so occupy the SpinCo Property without obtaining the required Lease Consent, for which SpinCo or its Subsidiary shall be solely responsible. Moon shall not be entitled to make any claim or demand against, or obtain reimbursement from, SpinCo or its applicable Subsidiary with respect to any costs, losses, claims, liabilities or damages incurred by Moon as a consequence of being obliged to vacate the SpinCo Property or in obtaining alternative premises, including, without limitation, any enforcement action which a Landlord may take against Moon.

(b)   In the event that the Actual Completion Date for any SpinCo Owned Property, SpinCo New Lease Property, SpinCo Leased Property or SpinCo Sublease Property does not occur on or before the Distribution Date, whether or not Moon occupies a SpinCo Property as licensee as provided in Section 2.11(a), Moon shall, effective as of the Distribution Date, (i) pay SpinCo all rents, service charges, insurance premiums and other sums payable by SpinCo or its applicable Subsidiary under any Relevant Lease (as to SpinCo Leased Properties), under the Lease Form (as to SpinCo Owned Properties or SpinCo New Lease Properties) or under the Sublease Form (as to SpinCo Sublease Properties), (ii) observe, in all material respects, the tenant’s covenants, obligations and conditions contained in the SpinCo Lease (as to SpinCo Leased Properties) or in the Sublease Form (as to SpinCo Sublease Properties) and (iii) subject to the limitations contained in Section 2.11(a) Moon shall indemnify, defend, protect and hold harmless SpinCo and its applicable Subsidiary from and against all losses, costs, claims, damages and liabilities arising on account of any breach thereof by Moon.

(c)   SpinCo shall supply promptly to Moon copies of all invoices, demands, notices and other communications received by SpinCo or its or its applicable Subsidiaries or agents in connection with any of the matters for which Moon may be liable to make any payment or perform any obligation pursuant to Section 2.11(b), and shall, at Moon’s cost, (x) take any steps and pass on any objections which Moon may have in connection with any such matters and (y) at the direction of Moon, enforce SpinCo’s rights under the Relevant Lease against the Landlord. Moon shall promptly supply to SpinCo any notices, demands, invoices and other communications received by Moon or its agents from any Landlord while Moon occupies any SpinCo Property without the relevant Lease Consent.

Section 2.12   Obligation to Complete.

(a)   If, with respect to any Moon Leased Property, SpinCo Leased Property, Moon Sublease Property or SpinCo Sublease Property, at any time the relevant Lease Consent is lawfully, formally and unconditionally refused in writing, Moon, Clover and SpinCo shall commence good faith negotiations and use reasonable best efforts to determine how to allocate the applicable Property, based on the relative importance of the applicable Property to the operations of each party, the size of the applicable Property, the number of employees of each party at the applicable Property, the value of assets associated with each business, the cost to relocate, and the potential risk and liability to each party in the event any enforcement action is brought by the applicable Landlord. Such reasonable best efforts shall include consideration of alternate structures to accommodate the needs of each party and the allocation of the costs thereof, including entering into amendments of the size, term or other terms of the Relevant Lease, restructuring a proposed lease assignment to be a sublease and relocating one party. If the parties are unable to agree upon an allocation of the Property within fifteen (15) days after commencement of negotiations between the parties as described above, then either party may, by delivering written notice to the other, require that the matter

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be referred to the Chief Financial Officers of each party. In such event, the Chief Financial Officers shall use reasonable best efforts to determine the allocation of the Property, including having a meeting or telephone conference within ten (10) days thereafter. If the parties are unable to agree upon the allocation of an applicable Property within fifteen (15) days after the matter is referred to the Chief Financial Officers of the parties as described above, the disposition of the applicable Property and the risks associated therewith shall be allocated between the parties as set forth in Section 2.12(b) and (c).

(b)   If, with respect to any Moon Leased Property or SpinCo Leased Property, the parties are unable to agree upon the allocation of a Property as set forth in Section 2.12(a), the party named as tenant under the Relevant Lease may by written notice to the other party elect to apply to the relevant Landlord for consent to sublease all of the relevant Property to the other party for the remainder of the Relevant Lease term less one (1) day at a rent equal to the rent from time to time under the Relevant Lease, but otherwise on substantially the same terms and conditions as the Relevant Lease. If such party makes such an election, until such time as the relevant Lease Consent is obtained and a sublease is completed, the provisions of Section 2.10 and Section 2.11, as applicable, will apply and, on the grant of the Lease Consent required to sublease the Property in question, the named tenant shall sublease or cause its applicable Subsidiary to sublease to the other party or its Subsidiary the relevant Property in accordance with Section 2.5.

(c)   If the parties are unable to agree upon the allocation of a Property as set forth in Section 2.12(a) and, as to any Moon Leased Property, SpinCo Leased Property, Moon Subleased Property or SpinCo Subleased Property, and neither party makes an election pursuant to Section 2.12(b) or if the Landlord does not grant the relevant Lease Consent referenced in Section 2.12(b), then the entity named on the Relevant Lease may elect by written notice to the other party to require the other party to vacate the relevant Property by a date certain, which date shall allow a reasonable opportunity to make the appropriate practical arrangements to vacate the Property (considering the impact to both Moon and SpinCo), as may be specified in the notice (the “Notice Date”), in which case the recipient of such notice shall vacate the relevant Property on the Notice Date.

Section 2.13   Form of Transfer.

(a)   The conveyance to SpinCo or its Subsidiary of each relevant Moon Owned Property shall be in the form of a special or limited warranty deed, or its equivalent, in statutory form. The conveyance to Moon or its Subsidiary of each relevant SpinCo Owned Property shall be in the form of a special or limited warranty deed, or its equivalent, in statutory form.

(b)   The assignment to SpinCo or its Subsidiary of each relevant Moon Leased Property or to Moon or its Subsidiary of each relevant SpinCo Leased Property shall be in substantially the form of the Lease Assignment Form, with such amendments as are reasonably required by Moon or SpinCo, respectively, with respect to a particular Property, including, without limitation, in all cases where a relevant Landlord has required a guarantor or surety to guarantee the obligations of SpinCo or Moon, respectively, contained in the relevant Lease Consent or any other document which SpinCo or Moon, respectively, is required to complete, the giving of such guarantee by a guarantor or surety, and the giving by SpinCo or Moon, respectively, and any guarantor or surety of SpinCo’s or Moon’s, respectively, of direct obligations to Moon or SpinCo, respectively, or third parties where required under the terms of any of the Lease Consent or any Permitted Lien.

(c)   The subleases to be granted to SpinCo or its Subsidiary or Moon or its Subsidiary with respect to the relevant Moon Sublease Properties or SpinCo Sublease Property pursuant to and in accordance with this Agreement shall be substantially in the form of the Sublease Form and shall include such amendments which in the reasonable opinion of Moon are necessary with respect to a particular Property or the relevant Lease Consent. Such amendments shall be submitted to SpinCo for approval, which approval shall not be unreasonably withheld or delayed.

(d)   The leases and subleases to be granted by SpinCo or its Subsidiary to Moon or its Subsidiary with respect to the Moon Leaseback Properties or by Moon or its Subsidiary to SpinCo or its Subsidiary with respect to the SpinCo Leaseback Properties pursuant to and in accordance with this Agreement shall be substantially in the form of the Lease Form or the Sublease Form, as applicable, with such amendments as are, in the reasonable opinion of Moon, necessary with respect to a particular Property. Such amendments shall be submitted to SpinCo for approval, which approval shall not be unreasonably withheld or delayed.

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(e)   The leases to be granted to SpinCo or its Subsidiary with respect to the Moon New Lease Properties or to Moon or its Subsidiary with respect to the SpinCo New Lease Properties pursuant to and in accordance with this agreement shall be substantially in the form of the Lease Form and shall include such amendments which in the reasonable opinion of Moon are necessary with respect to a particular Property. Such amendments, if applicable, shall be submitted to SpinCo for approval, which approval shall not be unreasonably withheld or delayed.

(f)   If any Moon Sublease Property, SpinCo Sublease Property, Moon Leaseback Property that is a Moon Leased Property or SpinCo Leaseback Property that is a SpinCo Leased Property is subject to a master lease, the parties may, if mutually agreeable, endeavor to separate such master lease (with such documents as are reasonably acceptable to Moon and SpinCo) and each party will use commercially reasonable efforts to accomplish such separation; provided that all costs relating thereto will be the sole responsibility of Moon. To the extent that the parties pursue separation of a master lease rather than a sublease but such separation of master lease has not occurred by the Distribution Date, Moon and SpinCo will equitably share the space and cost of the space, pursuant to the process described in Section 2.10 and Section 2.11 for Moon Sublease Properties and SpinCo Sublease Properties, respectively, that have not yet received the necessary Lease Consent.

Section 2.14   Casualty; Lease Termination.

(a)   If, prior to the Actual Completion Date (but not after the Closing Date (as defined in the Merger Agreement)), any Moon Property (or any part thereof) shall be damaged or destroyed by a fire or other casualty (a “Casualty”, and any property subject to such Casualty, a “Damaged Property”), then, in any such event, Moon shall promptly notify SpinCo, and Moon shall proceed to effectuate the transfer of the Damaged Property under all the terms of this Agreement; subject, however, to the following: (1) unless Moon chooses to repair the Damaged Property pursuant to clause (2) below, SpinCo shall accept such Damaged Property subject to the damage or destruction in question; (2) prior to the Actual Completion Date, Moon shall have the right (but not the obligation) to repair or restore any such damage or destruction at Moon’s sole cost and expense, subject to the terms and provisions of any applicable Moon Lease, and (3) if Moon chooses not to repair or restore any such damage or destruction, Moon shall (x) assign all of its rights and promptly make available to SpinCo all insurance proceeds due or received by Moon in connection with the Casualty and (y) pay to SpinCo the amount of the deductible due under the applicable insurance policy.

(b)   If, prior to the Actual Completion Date (but not after the Closing Date (as defined in the Merger Agreement)), any SpinCo Property (or any part thereof) shall be damaged or destroyed by Casualty, then, in any such event SpinCo shall promptly notify Moon, and SpinCo shall proceed to effectuate the transfer of the Damaged Property under all the terms of this Agreement; subject, however, to the following: (1) unless SpinCo chooses to repair the Damaged Property pursuant to clause (2) below, Moon shall accept such Damaged Property subject to the damage or destruction in question; (2) prior to the Actual Completion Date, SpinCo shall have the right (but not the obligation) to repair or restore any such damage or destruction at SpinCo’s sole cost and expense, subject to the terms and provisions of any applicable SpinCo Lease, and (3) if SpinCo chooses not to repair or restore any such damage or destruction, SpinCo shall (x) assign all of its rights and promptly make available to Moon all insurance proceeds due or received by SpinCo in connection with the Casualty and (y) pay to Moon the amount of the deductible due under the applicable insurance policy.

(c)   Promptly following the execution of the Separation Agreement, Moon or SpinCo, as applicable, shall name (or caused to be named) the other party as an additional insured on any business interruption insurance policies affecting any Moon Property or SpinCo Property, as applicable; provided that following the Distribution Date, subject to the terms of the Documents each party shall be permitted to remove (and there shall be no obligation to name) the other party as an additional insured on any such insurance policy.

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(d)   In addition, in the event that a Moon Lease with respect to a Moon Leased Property or a Moon Sublease Property or a SpinCo Lease with respect to a SpinCo Leased Property or a SpinCo Sublease Property is terminated prior to the Distribution Date, (i) Moon and SpinCo, respectively, shall not be required to assign or sublease such Property, (ii) SpinCo and Moon, respectively, shall not be required to accept an assignment or sublease of such Property and (iii) neither party shall have any further liability with respect to such Property hereunder.

Section 2.15   Fixtures and Fittings. The provisions of the Separation Agreement and the other Documents shall apply to any equipment, office equipment, trade fixtures, furniture and any other personal property located at each Property (excluding any equipment, office equipment, trade fixtures, furniture and any other personal property owned by third parties), except for the applicable scheduled Excluded Personal Property.

Section 2.16   Intentionally Omitted.

Section 2.17   Adjustments.

(a)   Moon and SpinCo each acknowledge and agree that Additional Properties may be acquired by Moon or SpinCo prior to the Distribution Date. Such Additional Properties shall be treated hereunder as Moon Owned Properties, Moon Leased Properties, Moon Sublease Properties, Moon New Lease Properties and/or Moon Leaseback Properties or SpinCo Owned Properties, SpinCo Leased Properties, SpinCo Sublease Properties, SpinCo New Lease Properties and/or SpinCo Leaseback Properties pursuant to and in accordance with the Allocation Principle.

(b)   Following agreement or determination with respect to the Additional Properties, the parties shall enter into and complete all such documents as may be reasonably required to give effect to such agreement or determination.

Section 2.18   Costs. Moon shall pay (i) all actual costs and expenses incurred in connection with obtaining the Lease Consents, including, without limitation, Landlord’s consent fees and attorneys’ fees and any costs and expenses relating to renegotiation of Moon Leases and SpinCo Leases, as applicable, and (ii) the costs relating to any alterations or improvements (such as demising walls and separate security and badging systems) reasonably required to separate Moon and SpinCo employees with respect to all Properties being shared between Moon and SpinCo following the Distribution Date. Moon shall also pay all actual costs and expenses in connection with the transfer of any Property pursuant to this Agreement, including title insurance premiums, escrow fees, recording fees, and any transfer taxes arising as a result of such transfers.

Section 2.19   Signing and Ratification. Moon and SpinCo hereby ratify and authorize all signatures to any document entered into in connection with this Agreement by Moon and SpinCo, or each’s respective Subsidiaries, and the parties agree that to the extent any challenges arise to the authority of any such signature from and after the date hereof, Moon and SpinCo will cooperate to ratify such signatures and prepare any corporate authorizations or resolutions necessary therefor.

Section 2.20   Allocation of Properties.

(a)   Moon hereby represents and warrants to SpinCo that the Owned and Leased Properties Schedule and the Colocation Sites Schedule each were prepared in accordance with the Allocation Principle in all material respects and that any unoccupied and/or non-operating Property has been allocated to the party that historically occupied and/or operated such Property.

(b)   Moon and SpinCo each acknowledge that the Owned and Leased Properties Schedule and the Colocation Sites Schedule are expected to be amended or revised prior to the Distribution Date. Any amendments or revisions to the Owned and Leased Properties Schedule and the Colocation Sites Schedule prior to the Distribution Date will be made in accordance with the Allocation Principle in all material respects. Moon shall provide written notice to SpinCo prior to amending the Owned and Leased Properties Schedule or the Colocation Sites Schedule. If SpinCo disputes in good faith the application of the Allocation Principle with respect to any such amendment, such dispute shall be resolved in accordance with Article VIII (Dispute Resolution) of the Separation Agreement.

(c)   Notwithstanding anything to the contrary contained in this Agreement, the Properties set forth on Schedule 2.20 shall be allocated between SpinCo and Moon as set forth on Schedule 2.20.

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ARTICLE III
PROPERTY OUTSIDE THE UNITED STATES

With respect to each of the Properties located outside the United States listed on the Owned and Leased Property Schedule and the Colocation Sites Schedule, as well as any additional properties acquired by Moon, SpinCo or a Subsidiary prior to the Distribution Date, Moon and SpinCo will use the appropriate form document attached hereto, translated into the local language, if customary under local practice, and modified to comply with local legal requirements to cause the appropriate transfers, assignments, leases, subleases, licenses or leasebacks to occur. Such transfers, assignments, leases, subleases licenses or leasebacks shall, so far as the law in the jurisdiction in which such property is located permits, be on the same terms and conditions as provided in Article II and a shall include such other deliveries (and the parties shall comply with such other customary procedures and formalities) as may be required by the laws of the jurisdiction in which the Property is located). In the event of a conflict between the terms of this Agreement and the terms of such local agreements, the terms of the local agreements shall prevail.

ARTICLE IV
MISCELLANEOUS

Section 4.1   Corporate Power; Facsimile Signatures.

(a)   Moon represents on behalf of itself and on behalf of other members of the Moon Group, and SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, as follows:

(i)   each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and each other Transaction Document to which it is a Party and to consummate the transactions contemplated hereby and thereby; and

(ii)   this Agreement and each Transaction Document to which it is a Party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b)   Notwithstanding any provision of this Agreement, the Separation Agreement or any other Transaction Document, neither Moon nor SpinCo shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Moon or SpinCo, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

Section 4.2   Governing Law; Submission to Jurisdiction; Waiver of Trial.

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, of if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement, the Separation Agreement or the Transaction Documents or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and

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may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents, to the fullest extent permitted by Law, to service of process in the manner provided for notices in Section 4.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.2(c).

Section 4.3   Survival of Covenants. Except as expressly set forth in this Agreement, the Separation Agreement, any other Transaction Document or the Merger Agreement, the covenants and other agreements contained in this Agreement and each other Transaction Document, a liability for the breach of any obligations contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

Section 4.4   Waivers of Default. Any Party may, at any time prior to the Closing, by action taken by its board of directors, a committee thereof or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 4.12) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided, that unless the Merger Agreement shall have been terminated in accordance with its terms, any such waiver, amendment or modification by SpinCo shall be subject to the prior written consent of Clover (except as otherwise provided in Section 2.1(d) of the Separation Agreement). No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 4.5   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, on or prior to the Distribution Date, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams

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and, in the case of SpinCo, with a copy to:

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

If, following the Distribution Date, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

Section 4.6   Termination. This Agreement shall terminate simultaneously with the valid termination of the Merger Agreement prior to the Distribution. Except for a termination described in the immediately preceding sentence, prior to the Effective Time, SpinCo shall not agree to terminate this Agreement without the prior written consent of Clover. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties. In the event of such termination, this Agreement shall become void and no Party, or any of its officers and directors, shall have any liability to any Person by reason of this Agreement.

Section 4.7   Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 4.8   Entire Agreement. This Agreement, the Separation Agreement, the other Transaction Documents, the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement) including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 4.9   Assignment; No Third-Party Beneficiaries. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties (provided that prior to the Effective Time, SpinCo shall not assign this Agreement without the prior written consent of Clover). Any attempted assignment

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or delegation in breach of this Section 4.9 shall be null and void, except that (without limiting any other provision of this Agreement, the Separation Agreement, the Merger Agreement or any other Transaction Agreement) a Party may assign any or all of its rights and obligations under this Agreement in connection with a sale or disposition of any assets or entities or lines of business of such Party or in connection with a merger transaction in which such Party is not the surviving entity; provided, however, that in each case, no such assignment shall release such Party from any liability or obligation under this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Article VI of the Separation Agreement with respect to Indemnified Parties (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that Clover shall be a third-party beneficiary of the rights of Clover as provided in this Agreement, the Separation Agreement and the other Transaction Documents.

Section 4.10   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Separation Agreement or any Transaction Document (except as otherwise provided therein), the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement, the Separation Agreement or such other Transaction Document. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 4.11   Amendment. No provision of this Agreement, the Separation Agreement or any other Transaction Document (except as otherwise provided herein or therein, including as provided in Section 2.1(d) of the Separation Agreement) may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Clover (except as otherwise provided in Section 2.1(d) of the Separation Agreement).

Section 4.12   Rules of Construction. Unless the context of this Agreement otherwise requires:

(a)   (A) Words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive.

(b)   References to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

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(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

Section 4.13   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 4.14   Performance. Moon will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the Moon Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any other Transaction Document to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 4.14 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.

Section 4.15   Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, to the extent not specified in this Agreement, shall be resolved in accordance with Article VIII (Dispute Resolution) of the Separation Agreement.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Real Estate Matters Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

Ingersoll-Rand plc, a Republic of Ireland public limited company

By:
Name:
Title:

Ingersoll-Rand U.S. HoldCo, Inc., a Delaware corporation

By:
Name:
Title:

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EXHIBIT E

INTELLECTUAL PROPERTY MATTERS AGREEMENT

by and between

INGERSOLL-RAND PLC,

INGERSOLL-RAND U.S. HOLDCO, INC. and,

solely with respect to Section 5.06,

GARDNER DENVER HOLDINGS, INC.

Dated as of [   ], 2019

Page
ARTICLE I
DEFINITIONS
Section 1.01.	Definitions	B-E-1

ARTICLE II
RECORDATION OF INTELLECTUAL PROPERTY RIGHTS ASSIGNMENT AGREEMENTS
Section 2.01.	Intellectual Property Assignment	B-E-3
Section 2.02.	Recordation	B-E-3
Section 2.03.	Security Interests	B-E-4
Section 2.04.	Further Action Regarding Intellectual Property Rights	B-E-4

ARTICLE III
LICENSES AND COVENANTS FROM MOON TO SPINCO
Section 3.01.	License Grants	B-E-4
Section 3.02.	Sublicenses and Have Made Rights	B-E-4
Section 3.03.	Reserved.	B-E-5

ARTICLE IV
LICENSES AND COVENANTS FROM SPINCO TO MOON
Section 4.01.	License Grants	B-E-5
Section 4.02.	Sublicenses and Have Made Rights	B-E-5

ARTICLE V
ADDITIONAL INTELLECTUAL PROPERTY RELATED MATTERS
Section 5.01.	Assignments and Licenses	B-E-5
Section 5.02.	No Implied Licenses	B-E-5
Section 5.03.	Trademarks	B-E-5
Section 5.04.	No Obligation to Prosecute or Maintain Patents; Enforcement Assistance	B-E-5
Section 5.05.	Technical Assistance	B-E-6
Section 5.06.	Covenant Not to Assert	B-E-6

ARTICLE VI
RESERVED
Section 6.01.	Reserved	B-E-6

ARTICLE VII
LIMITATION OF LIABILITY AND WARRANTY DISCLAIMER
Section 7.01.	Limitation on Liability	B-E-6
Section 7.02.	Disclaimer of Representations and Warranties	B-E-7

ARTICLE VIII
TRANSFERABILITY AND ASSIGNMENT
Section 8.01.	Assignment	B-E-7
Section 8.02.	Divested Businesses	B-E-7
Section 8.03.	Third Party Products or Services	B-E-7
Section 8.04.	Prohibited Assignments Null and Void	B-E-7

B-E-i

Page
ARTICLE IX
TERMINATION
Section 9.01.	No Termination	B-E-7

ARTICLE X
MISCELLANEOUS
Section 10.01.	Corporate Power; Facsimile Signatures	B-E-8
Section 10.02.	Governing Law; Submission to Jurisdiction; Waiver of Trial	B-E-8
Section 10.03.	Survival of Covenants	B-E-9
Section 10.04.	Waivers of Default	B-E-9
Section 10.05.	Notices	B-E-9
Section 10.06.	Severability	B-E-10
Section 10.07.	Entire Agreement	B-E-10
Section 10.08.	No Third-Party Beneficiaries	B-E-10
Section 10.09.	Specific Performance	B-E-10
Section 10.10.	Expenses	B-E-10
Section 10.11.	Amendment	B-E-10
Section 10.12.	Rules of Construction	B-E-10
Section 10.13.	Captions; Counterparts	B-E-11
Section 10.14.	Performance	B-E-11
Section 10.15.	Rights in Bankruptcy	B-E-11
Section 10.16.	Further Assurances	B-E-12
EXHIBIT A1	–	Patent Assignment Agreement
EXHIBIT A2	–	Trademark Assignment Agreement
EXHIBIT A3	–	Domain Name Assignment Agreement
EXHIBIT A4	–	Invention Disclosure Assignment Agreement

SCHEDULE A	–	SpinCo Patents
SCHEDULE B	–	SpinCo IDs
SCHEDULE C	–	SpinCo Trademarks
SCHEDULE D	–	SpinCo Domain Names
SCHEDULE E	–	Moon IP
SCHEDULE F	–	Moon Trademarks

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INTELLECTUAL PROPERTY MATTERS AGREEMENT, dated as of [_], 2019 (this “Agreement”), by and between INGERSOLL-RAND PLC, a public limited company incorporated in Ireland (“Moon”), INGERSOLL-RAND U.S. HOLDCO, INC., a Delaware corporation (“SpinCo”) and, solely for the purposes of Section 5.06, GARDNER DENVER HOLDINGS, INC., a Delaware corporation.

RECITALS

WHEREAS, in connection with the contemplated Distribution and related transactions of SpinCo and concurrently with the execution of this Agreement, Moon and SpinCo are entering into a Separation and Distribution Agreement (the “Separation Agreement”);

WHEREAS, pursuant to the Separation Agreement and the other Transaction Documents, as of the Distribution Date, the Moon IP has been allocated to the Moon Group and the SpinCo IP has been allocated to the SpinCo Group;

WHEREAS, the Parties wish to effectuate the assignment of the Moon IP and the SpinCo IP, and to record the transfers of any registrations or applications thereof, as applicable, to the extent the ownership thereof has transferred from a member of the Moon Group to a member of the SpinCo Group, or vice versa, pursuant to this Agreement; and

WHEREAS, it is the intent of the Parties that Moon license certain Intellectual Property Rights to SpinCo and that SpinCo license certain Intellectual Property Rights to Moon, in each case subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01.   Definitions. As used in this Agreement, the following terms have the meanings set forth below. Capitalized terms used, but not defined, in this Agreement shall have the meanings ascribed to such terms in the Separation Agreement or any other Transaction Document, as applicable.

“Current Moon Name” means Ingersoll-Rand plc.

“Copyrights” means copyrights (including copyrights in Software), works of authorship (including all translations, adaptations, derivations and combinations thereof), mask works, designs and database rights, including, in each case, any registrations and applications therefor.

“Divested Entity” has the meaning set forth in Section 8.02.

“Domain Name Assignment Agreement” has the meaning set forth in Section 2.01.

“Domain Names” means Internet domain names, including top level domain names and global top level domain names, URLs, social and mobile media identifiers, handles and tags.

“Intellectual Property Assignment Agreements” has the meaning set forth in Section 2.01.

“Intellectual Property Rights” or “IPR” means any and all intellectual and industrial property rights existing anywhere in the world, including those associated with any and all (a) Patents, (b) Trademarks, (c) Copyrights, (d) Domain Names, (e) Software, (f) Trade Secrets and other confidential information and (g) any other legal protections and rights related to any of the foregoing.

“Invention Disclosure Assignment Agreement” has the meaning set forth in Section 2.01.

“Moon Field” means the conduct of the Moon Business as conducted as of the Distribution Date, together with any natural or reasonable extensions and evolutions thereof.

“Moon IP” means all Intellectual Property Rights owned by the Moon Group or the SpinCo Group as of immediately prior to the Distribution Time, other than the SpinCo IP, including all Intellectual Property Rights identified on Schedule E.

“Moon Licensed IP” has the meaning set forth in Section 3.01.

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“Moon Trade Secrets” means the Trade Secrets included in the Moon IP.

“Moon Trademarks” means the Trademarks that are owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that use or contain “INGERSOLL-RAND” (in block letters or otherwise), the Ingersoll-Rand logo, “Ingersoll-Rand” or any translation thereof, including the Trademarks set forth on Schedule F.

“Party” means either party hereto, and “Parties” means both parties hereto.

“Patent Assignment Agreement” has the meaning set forth in Section 2.01.

“Patents” means patents (including all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes review, post-grant oppositions, covered business methods reviews, substitutions and extensions thereof), patent registrations and applications, including provisional applications, statutory invention registrations, invention disclosures and inventions.

“Software” means any and all (a) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, (d) all documentation, including user manuals and other training documentation related to any of the foregoing and (e) all tangible embodiments of the foregoing in whatever form or medium now known or yet to be created, including all disks, diskettes and tapes.

“SpinCo Copyrights” means the registered and unregistered Copyrights owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that are primarily related to or used in the SpinCo Business.

“SpinCo Domain Names” means the Domain Names owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that (i) have been allocated to the SpinCo Business in the Moon Group’s internal dockets, consistent with past practice, a list of which is provided on Schedule D or (ii) are assigned to the SpinCo Group pursuant to Section 2.04.

“SpinCo Field” means the conduct of the SpinCo Business as conducted as of the Distribution Date, together with any natural or reasonable extensions and evolutions thereof.

“SpinCo IDs” means the invention disclosures owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that (i) have been allocated to the SpinCo Business in the Moon Group’s internal dockets, consistent with past practice, a list of which is provided on Schedule B or (ii) are assigned to the SpinCo Group pursuant to Section 2.04.

“SpinCo IP” means (a) the SpinCo Patents, (b) the SpinCo Copyrights, (c) the SpinCo Domain Names, (d) the SpinCo Software, (e) the SpinCo Trade Secrets, (f) the SpinCo Trademarks, (g) the SpinCo IDs and (h) any other Intellectual Property Rights that are assigned to the SpinCo Group pursuant to Section 2.04.

“SpinCo Licensed IP” has the meaning set forth in Section 4.01.

“SpinCo Patents” means the Patents owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that (i) have been allocated to the SpinCo Business in the Moon Group’s internal dockets, consistent with past practice, a list of which is provided on Schedule A or (ii) are assigned to the SpinCo Group pursuant to Section 2.04.

“SpinCo Software” means the Software owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that is primarily related to or used in the SpinCo Business.

“SpinCo Trade Secrets” means the Trade Secrets owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that are primarily related to or used in the SpinCo Business.

“SpinCo Trademarks” means (a) the Moon Trademarks and (b) the Trademarks owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that (i) have been allocated to the SpinCo Business in the Moon Group’s internal dockets, consistent with past practice, a list of which is provided on Schedule C or (ii) are assigned to the SpinCo Group pursuant to Section 2.04.

B-E-2

“Trade Secrets” means all forms and types of financial, business, scientific, technical, economic or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs or codes, whether tangible or intangible, and whether or how stored, compiled or memorialized physically, electronically, graphically, photographically or in writing, to the extent that the owner thereof has taken reasonable measures to keep such information secret and the information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable through proper means by, the public.

“Trademark Assignment Agreement” has the meaning set forth in Section 2.01.

“Trademarks” means trademarks, service marks, trade names, trademark rights in corporate names and dba names, logos, slogans, trade dress, Domain Names or other source identifiers, including any registration or any application for registration therefor, together with all goodwill associated therewith.

ARTICLE II
RECORDATION OF INTELLECTUAL PROPERTY RIGHTS ASSIGNMENT AGREEMENTS

Section 2.01.   Intellectual Property Assignment.

(a)   To the extent such sale, transfer, conveyance, assignment and delivery is not effected under the Separation Agreement or other Transaction Documents, Moon (on behalf of itself and the other members of the Moon Group) hereby sells, transfers, conveys, assigns and delivers to SpinCo, and SpinCo hereby purchases, assumes and accepts from Moon, all of Moon’s right, title and interest in, to and under the SpinCo IP, including without limitation, (a) all income, royalties, profits, and damages related thereto; (b) the right, if any, to register, prosecute, maintain and defend the SpinCo IP before any public or private agency or registrar; (c) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the SpinCo IP, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (d) the right to fully and entirely stand in the place of Moon in all matters related thereto.

(b)   To the extent such sale, transfer, conveyance, assignment and delivery is not effected under the Separation Agreement or other Transaction Documents, SpinCo (on behalf of itself and the other members of the SpinCo Group) hereby sells, transfers, conveys, assigns and delivers to Moon, and Moon hereby purchases, assumes and accepts from SpinCo, all of SpinCo’s right, title and interest in, to and under the Moon IP, including without limitation, (a) all income, royalties, profits, and damages related thereto; (b) the right, if any, to register, prosecute, maintain and defend the Moon IP before any public or private agency or registrar; (c) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Moon IP, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (d) the right to fully and entirely stand in the place of SpinCo in all matters related thereto.

(c)   To the extent that the ownership of any registrations or applications of Moon IP or SpinCo IP has transferred from a member of the Moon Group to a member of the SpinCo Group, or vice versa, pursuant to this Agreement or any other Transaction Document, the Parties shall, and shall cause their respective Group members (as applicable) to, execute intellectual property assignments in a form substantially similar to that attached as Exhibit A1 (the “Patent Assignment Agreement”), Exhibit A2 (the “Trademark Assignment Agreement”), Exhibit A3 (the “Domain Name Assignment Agreement”) and Exhibit A4 (the “Invention Disclosure Assignment Agreement”), as well as such additional assignments as deemed appropriate or necessary under applicable Laws (collectively, the “Intellectual Property Assignment Agreements”) for recordation with the appropriate Governmental Authority.

Section 2.02.   Recordation. The relevant assignee Party shall have the sole responsibility, at its sole cost and expense, to file the Intellectual Property Assignment Agreements and any other forms or documents with the appropriate Governmental Authorities as required to record the transfer of any registrations or applications of Moon IP or SpinCo IP that is allocated under the Separation Agreement and assigned pursuant to this Agreement or any other Transaction Document, as applicable, and the relevant assignor Party hereby consents to such recordation.

B-E-3

Section 2.03.   Security Interests(a) Moon (on behalf of itself and the other members of the Moon Group) shall, without any further consideration and at no expense to SpinCo, obtain, cause to be obtained or properly record the release of any outstanding Security Interest attached to any SpinCo IP, as applicable, and to take, or cause to be taken, all actions as the SpinCo may reasonably be requested to take in order to obtain, cause to be obtained or properly record such release, and in each case shall use commercially reasonable efforts to accomplish the foregoing prior to the Distribution Date, and if such accomplishment is not possible, reasonably promptly thereafter.

Section 2.04.   Further Action Regarding Intellectual Property Rights(a)

(a)   If, after the Distribution Time, Moon or SpinCo notifies the other Party of any Domain Name, invention disclosure, Patent or Trademark owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that is primarily used in or related to the SpinCo Business and was omitted from or not included on Schedule A, B, C or D, then the Parties shall promptly amend such schedule to include such item, and such Domain Name, invention disclosure, Patent or Trademark shall be deemed “SpinCo IP” for purposes of this Agreement and assigned to the SpinCo Group under Section 2.01(a) and Moon shall promptly take all reasonable actions, including by executing and recording any necessary documents, to effect such assignment.

(b)   If, after the Distribution Time, Moon or SpinCo notifies the other Party of any Domain Name, invention disclosure, Patent or Trademark owned by the Moon Group or SpinCo Group as of immediately prior to the Distribution Time that is not primarily used in or related to the SpinCo Business and was included on Schedule A, B, C or D, then the Parties shall promptly amend such schedule to include or remove such item (as applicable), and such Domain Name, invention disclosure, Patent or Trademark shall be deemed “Moon IP” for purposes of this Agreement and assigned to the Moon Group under Section 2.01(b) and SpinCo shall promptly take all reasonable actions, including by executing and recording any necessary documents, to effect such assignment.

(c)   This Section 2.04 shall survive and continue for twelve (12) months following the Distribution Date.

ARTICLE III
LICENSES AND COVENANTS FROM MOON TO SPINCO

Section 3.01.   License Grants. Subject to the terms and conditions of this Agreement, effective as of the Distribution Time, Moon (on behalf of itself and the other members of the Moon Group) hereby grants to each member of the SpinCo Group the following worldwide, non-exclusive, fully paid-up, royalty free, non-sublicensable (except as permitted by Section 3.02), non-assignable and non-transferable (except as permitted by ARTICLE IX), perpetual and irrevocable licenses under any of the Moon IP (other than any Trademarks) that is used in the SpinCo Business as of immediately prior to the Distribution Time (the “Moon Licensed IP”):

(a)   Patents. With respect to Patents included in the Moon Licensed IP, to make, have made, use, sell, offer for sale, import and otherwise exploit all current and future products and services of the SpinCo Business, and otherwise to conduct the SpinCo Business, in each case, solely in the SpinCo Field;

(b)   Copyrights. With respect to Copyrights included in the Moon Licensed IP, to use, reproduce, perform, display, distribute, modify, prepare derivative works of and otherwise exploit all current and future products and services of the SpinCo Business, and otherwise to conduct the SpinCo Business, in each case, solely in the SpinCo Field; and

(c)   Trade Secrets and Other IP. With respect to Trade Secrets and other Intellectual Property Rights included in the Moon Licensed IP, to use, practice and otherwise exploit all current and future products and services of the SpinCo Business, and otherwise to conduct the SpinCo Business, in each case, solely in the SpinCo Field.

Section 3.02.   Sublicenses and Have Made Rights. The licenses granted in Section 3.01 above shall not include any right to grant sublicenses, except as provided in this Section 3.02. Any SpinCo Group member may (i) exercise have made rights through its manufacturers and (ii) grant sublicenses (without any further right to sublicense) to (A) its suppliers, distributors, resellers and other service providers, and to its customers and end

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users for end use purposes and (B) its Subsidiaries, in each case solely for the benefit of the SpinCo Business and within the scope of the licenses set forth in Section 3.01 above, and provided that such SpinCo Group member is liable hereunder for any action or inaction by any such sublicensee that would breach this Agreement if committed by such SpinCo Group member.

Section 3.03.   Reserved.

ARTICLE IV
LICENSES AND COVENANTS FROM SPINCO TO MOON

Section 4.01.   License Grants. Subject to the terms and conditions of this Agreement, effective as of the Distribution Time, SpinCo (on behalf of itself and the other members of the SpinCo Group) hereby grants to each member of the Moon Group the following worldwide, non-exclusive, fully paid-up, royalty free, non-sublicensable (except as permitted by Section 4.02), non-assignable and non-transferable (except as permitted by ARTICLE IX), perpetual and irrevocable licenses under any of the SpinCo IP (other than any Trademarks) that is used in the Moon Business as of immediately prior to the Distribution Time (the “SpinCo Licensed IP”):

(a)   Patents. With respect to Patents included in the SpinCo Licensed IP, to make, have made, use, sell, offer for sale, import and otherwise exploit all current and future products and services of the Moon Business, and otherwise to conduct the Moon Business, in each case, solely in the Moon Field;

(b)   Copyrights. With respect to Copyrights included in the SpinCo Licensed IP, to use, reproduce, perform, display, distribute, modify, prepare derivative works of and otherwise exploit all current and future products and services of the Moon Business, and otherwise to conduct the Moon Business, in each case, solely in the Moon Field; and

(c)   Trade Secrets and Other IP. With respect to Trade Secrets and other Intellectual Property Rights included in the SpinCo Licensed IP, to use, practice and otherwise exploit all current and future products and services of the Moon Business, and otherwise to conduct the Moon Business, in each case, solely in the Moon Field.

Section 4.02.   Sublicenses and Have Made Rights. The licenses granted in Section 4.01 above shall not include any right to grant sublicenses except as provided in this Section 4.02. Any Moon Group member may (i) exercise have made rights through its manufacturers and (ii) grant sublicenses (without any further right to sublicense) to (A) its suppliers, distributors, resellers and other service providers, and to its customers and end users for end use purposes and (B) its Subsidiaries, in each case solely for the benefit of the Moon Business and within the scope of the licenses set forth in Section 4.01 above, and provided that such Moon Group member is liable hereunder for any action or inaction by any such sublicensee that would breach this Agreement if committed by such Moon Group member.

ARTICLE V
ADDITIONAL INTELLECTUAL PROPERTY RELATED MATTERS

Section 5.01.   Assignments and Licenses. The Parties acknowledge and agree that any assignment or license by a Party or any member of its Group of any of its Intellectual Property Rights licensed to the other Party pursuant to ARTICLE III or ARTICLE IV shall be subject to the rights and licenses granted to such other Party herein.

Section 5.02.   No Implied Licenses. Nothing contained in this Agreement shall be construed as conferring any rights (including the right to sublicense) by implication, estoppel or otherwise, under any Intellectual Property Rights, other than as expressly granted in this Agreement, and all other rights under any Intellectual Property Rights licensed to a Party or the members of its Group hereunder are expressly reserved by the Party granting the license. The Party receiving the license hereunder acknowledges and agrees that, as between the Parties, the Party (or the applicable member of its Group) granting the license is the sole and exclusive owner of the Intellectual Property Rights so licensed.

Section 5.03.   Trademarks. The Parties acknowledge and agree that certain rights and obligations with respect to the continued use by the Moon Group of the Moon Trademarks shall be set forth in the Trademark License Agreement. For clarity, no Trademark rights are licensed pursuant to this Agreement.

Section 5.04.   No Obligation to Prosecute or Maintain Patents; Enforcement Assistance. Except as expressly set forth in this Agreement, neither Party nor any member of its Group shall have any obligation to seek, perfect

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or maintain any protection for any of its Intellectual Property Rights. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, no Party or any member of its Group shall have any obligation to file any Patent application, to prosecute any Patent, or secure any Patent rights or to maintain any Patent in force. Notwithstanding the foregoing, for a period of six (6) years following the Distribution Date, to the extent that a third party’s infringement of any Patent owned by a Party and licensed to the other Party hereunder materially harms the business of the licensed Party, the owning Party shall, at the licensing Party’s request and expense, reasonably cooperate with the licensed Party to endeavor to address the situation, to the extent such cooperation is commercially reasonable.

Section 5.05.   Technical Assistance. Except as expressly set forth in this Agreement, in the Separation Agreement, the Transition Services Agreement or any other mutually executed agreement between the Parties or any of the members of their respective Groups, neither Party nor any member of its Group shall be required to provide the other Party with any technical assistance or to furnish any other Party with, or obtain on their behalf, any Intellectual Property Rights-related documents, materials or other information or technology.

Section 5.06.   Covenant Not to Assert. Without limiting any other rights or licenses granted hereunder, effective as of the Effective Time and continuing until, and automatically expiring upon, the fifth (5th) anniversary thereof (the “Covenant Period”):

(a)   Moon hereby agrees that it shall not, and shall cause each member of its Group not to, initiate any Action against Clover or any of its Affiliates for infringement, misappropriation or other violation of any Intellectual Property Rights owned by any member of the Moon Group as of the Effective Time, in each case solely with respect to any products, services or conduct of the Industrial segment of Clover (as defined in Clover’s 2018 10-K), as of the Effective Time and together with natural or reasonable extensions and evolutions thereof; and

(b)   Clover hereby agrees that it shall not, and shall cause its Affiliates not to, initiate any Action against any member of the Moon Group for infringement, misappropriation or other violation of any Intellectual Property Rights owned by Clover or any of its Affiliates as of the Effective Time, in each case solely with respect to any products, services or conduct of the Climate segment of Moon (as defined in Moon’s 2018 10-K), as of the Effective Time and together with natural or reasonable extensions and evolutions thereof.

(c)   If, after the Covenant Period ends, any of Moon or any member of its Group sues Clover or any of its Affiliates under its Intellectual Property Rights that were subject to the covenant in Section 5.06(a), the plaintiff shall not be entitled to recover damages for any infringement, misappropriation or other violation occurring during the Covenant Period associated with any products, services or conduct of the Industrial segment of Clover (as defined in Clover’s 2018 10-K), as of the Effective Time and together with natural or reasonable extensions and evolutions thereof. If, after the Covenant Period ends, any of Clover or any of its Affiliates sues Moon or any member of its Group under its Intellectual Property Rights that were subject to the covenant in Section 5.06(b), the plaintiff shall not be entitled to recover damages for any infringement, misappropriation or other violation occurring during the Covenant Period associated with any products, services or conduct of the Climate segment of Moon (as defined in Moon’s 2018 10-K), as of the Effective Time and together with natural or reasonable extensions and evolutions thereof.

ARTICLE VI
RESERVED

Section 6.01.   Reserved.

ARTICLE VII
LIMITATION OF LIABILITY AND WARRANTY DISCLAIMER

Section 7.01.   Limitation on Liability. Without limiting or modifying the Separation Agreement or any other Transaction Documents, in no event shall Moon, SpinCo or any other member of either Group have any Liability pursuant to this Agreement for any lost profits or opportunity costs, or any special, punitive or consequential damages (except in any such case to the extent assessed in connection with a Third Party Claim or except in the case of consequential damages to the extent such damages are the reasonable and foreseeable result of the matter in question).

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Section 7.02.   Disclaimer of Representations and Warranties. Spinco (on behalf of itself and each other member of the SpinCo Group) understands and agrees that, except as expressly set forth in this Agreement, and without limiting the provisions of the Separation Agreement, the Merger Agreement or any other Transaction Document, Moon is not representing or warranting in any way, including any implied warranties of merchantability, fitness for a particular purpose, title, registerability, allowability, enforceability or non-infringement, as to any Intellectual Property Rights licensed hereunder, or any other matter concerning, any Intellectual Property Rights licensed hereunder, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Intellectual Property Rights of Moon. Moon (on behalf of itself and each other member of the Moon Group), acknowledges and agrees that SpinCo makes no representations or warranties whatsoever concerning any of the Intellectual Property Rights licensed hereunder, including any of the warranties listed in the foregoing sentence. Except as may expressly be set forth herein, and without limiting the provisions of the Separation Agreement, the Merger Agreement or any other Transaction Document, the Moon Licensed IP is being licensed on an “as is,” “where is” basis. The SpinCo Licensed IP is being licensed on an “as is,” “where is” basis.

ARTICLE VIII
TRANSFERABILITY AND ASSIGNMENT

Section 8.01.   Assignment. Except as expressly set forth in this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement, including the licenses granted pursuant to this Agreement, shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement, in whole or in part, without prior written consent (a) in connection with (i) one or more merger transactions in which such assigning Party is not the surviving entity and the surviving entity acquires or assumes all or substantially all of such Party’s assets or (ii) one or more sales of such Party’s businesses or lines of business, or of all or substantially all of such Party’s assets or (b) to such Party’s Affiliates. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. No assignment permitted by this Section 8.01 shall release the assigning Party from liability for full performance of its obligations under this Agreement prior to such assignment date, but shall release such Party from liability arising after such date.

Section 8.02.   Divested Businesses. In the event a Party divests a business by (a) spinning off a member of its Group by its sale or other disposition to a third party or (b) reducing ownership or control in a member of its Group so that it no longer qualifiers as a member of its Group under this Agreement (each such divested entity, a “Divested Entity”), the Divested Entity shall retain those licenses granted to it under this Agreement; provided that the license shall be limited to the business of the Divested Entity as of the date of divestment and the natural or reasonable extensions and evolutions thereof. The retention of any license rights herein is not subject to the consent of the other Party, but is subject to the Divested Entity’s delivery to the non-retaining Party, within 90 days of the effective date of such divestment, of a duly authorized, written undertaking, agreeing to be bound by the applicable terms of this Agreement.

Section 8.03.   Third Party Products or Services. For the avoidance of doubt, in no event will any assignment of a license hereunder or the licenses retained by a Divested Entity (i) grant a license to products or services of a third party acquirer existing on or before the date of the divestment or (ii) cause any third party acquirer to license its previously owned Intellectual Property Rights to the non-assigning Party.

Section 8.04.   Prohibited Assignments Null and Void. Any purported assignment in violation of this ARTICLE VIII shall be null and void ab initio and of no force and effect.

ARTICLE IX
TERMINATION

Section 9.01.   No Termination. The Parties acknowledge and agree that the licenses granted hereunder are irrevocable, and this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Parties. In the event of a breach of this Agreement, the sole and exclusive remedy of the non-breaching Party shall be to recover monetary damages and/or to obtain injunctive or equitable relief in accordance with Section 10.02 and Section 10.09.

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ARTICLE X
MISCELLANEOUS

Section 10.01.   Corporate Power; Facsimile Signatures.

(a)   Moon represents on behalf of itself and on behalf of other members of the Moon Group, and SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, as follows:

(i)   each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)   this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b)   Notwithstanding any provision of this Agreement, neither Moon nor SpinCo shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Moon or SpinCo, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

Section 10.02.   Governing Law; Submission to Jurisdiction; Waiver of Trial.

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, or if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents, to the fullest extent permitted by Law, to service of process in the manner provided for notices in Section 10.05. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS

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CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.02(c).

Section 10.03.   Survival of Covenants. Except as expressly set forth in this Agreement and liability for the breach of any obligations contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

Section 10.04.   Waivers of Default. Any Party may, at any time prior to the Closing, by action taken by its board of directors, a committee thereof or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.11) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided, that unless the Merger Agreement shall have been terminated in accordance with its terms, any such waiver, amendment or modification by SpinCo shall be subject to the prior written consent of Clover. No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 10.05.   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, on or prior to the Distribution Date, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams
and, in the case of SpinCo, with a copy to:

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

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If, following the Distribution Date, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

Section 10.06.   Severability. If any provision of this Agreement, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.07.   Entire Agreement. This Agreement, the other Transaction Documents, the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement), including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 10.08.   No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement; provided, however, that Clover shall be a third-party beneficiary of the rights of SpinCo as provided in this Agreement.

Section 10.09.   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 10.10.   Expenses. Except as otherwise expressly provided in this Agreement, the Separation Agreement or the other Transaction Documents or the Merger Agreement, each Party agrees that it shall be responsible for its own expenses incurred in conjunction with any activities under this Agreement.

Section 10.11.   Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Clover.

Section 10.12.   Rules of Construction. Unless the context of this Agreement otherwise requires:

(a)   (A) Words of any gender include each other gender and gender-neutral form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms

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“Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive.

(b)   References to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

Section 10.13.   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.14.   Performance. Moon will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the Moon Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 10.14 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement or the transactions contemplated hereby.

Section 10.15.   Rights in Bankruptcy. To the fullest extent permitted by applicable Law, all rights and licenses granted under or pursuant to this Agreement, are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or analogous provisions of applicable Law outside the United States, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or analogous provisions of applicable Law outside the United States. The Parties agree that, in the event of a

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bankruptcy of the licensing Party, the licensee party shall retain and may fully exercise all of its respective rights, remedies and elections under the U.S. Bankruptcy Code or any other provisions of applicable Law outside the United States that provide similar protections for intellectual property rights.

Section 10.16.   Further Assurances. Each Party covenants and agrees that, without any additional consideration, it shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate this Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Parties have caused this Intellectual Property Agreement to be executed by their duly authorized representatives.

INGERSOLL-RAND PLC

By:
Name:
Title:

INGERSOLL-RAND U.S. HOLDCO, INC.

By:
Name:
Title:

GARDNER DENVER HOLDINGS, INC., solely for the purposes of Section 5.06

By:
Name:
Title:

[Signature Page to Intellectual Property Agreement]

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EXHIBIT A1

FORM OF PATENT ASSIGNMENT AGREEMENT

This PATENT ASSIGNMENT AGREEMENT (this “Agreement”), dated as of [•], 2019, is made by and between [•], a [•] having an address at [•] (the “Assignor”) and [•], a [•] having an address at [•] (the “Assignee”).

W I T N E S S E T H:

WHEREAS, Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. entered into that certain (i) Separation and Distribution Agreement and (ii) Intellectual Property Agreement, each dated as of [•] (as amended, restated, supplemented or otherwise modified from time to time, the “Separation Agreements”); and

WHEREAS, pursuant to the Separation Agreements, the Assignor hereby agrees to sell, assign, transfer and deliver to the Assignee, and the Assignee hereby agrees to purchase and acquire from the Assignor, all of the Assignor’s right, title and interest in, to and under the Patents listed in Schedule 1 hereto (the “Assigned Patents”).

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein and in the Separation Agreements, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.   Definitions. Capitalized terms used herein and not defined herein have the meanings set forth in the Separation Agreements.

Section 2.   Assignment. Assignor hereby sells, transfers, conveys, assigns and delivers to the Assignee, and the Assignee hereby purchases, assumes and accepts from the Assignor, all of the Assignor’s right, title and interest in, to and under the Assigned Patents, including without limitation, (a) all income, royalties, profits, and damages related thereto; (b) the right, if any, to register, prosecute, maintain and defend the Assigned Patents before any public or private agency or registrar; (c) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Assigned Patents, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (d) the right to fully and entirely stand in the place of the Assignor in all matters related thereto.

Section 3.   Governing Law. Any disputes arising out of or relating to this Agreement, including, without limitation, to its execution, performance or enforcement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 4.   Entire Agreement. This Agreement, together with the Separation Agreements, and the Exhibits and Schedules hereto and thereto, contain the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the parties hereto with respect to the subject matter hereof other than those set forth or referred to herein or therein. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party hereto, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each party hereto. The parties hereto intend that this Agreement is for recordation purposes only and its terms shall not modify and shall be subject to the applicable terms and conditions of the Separation Agreements, which govern the parties’ rights and interests in the Assigned Patents. In the event of a conflict between this Agreement and the Separation Agreements, the terms of the Separation Agreements shall govern.

Section 5.   Further Assurances. Each Party covenants and agrees that, without any additional consideration, it shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate this Agreement.

Section 6.   Counterparts. This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. This Agreement may be executed by facsimile or PDF signature and scanned and exchanged by electronic mail, and such facsimile or PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

[Signature Pages Follows]

Exhibit A1-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

ASSIGNOR:

[•]

By:
Name:
Title:

ASSIGNEE:

[•]

By:
Name:
Title:

Exhibit A1-2

EXHIBIT A2

FORM OF TRADEMARK ASSIGNMENT AGREEMENT

This TRADEMARK ASSIGNMENT AGREEMENT (this “Agreement”), dated as of [•], 2019, is made by and between [•], a [•] having an address at [•] (the “Assignor”) and [•], a [•] having an address at [•] (the “Assignee”).

W I T N E S S E T H:

WHEREAS, Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. entered into that certain (i) Separation and Distribution Agreement and (ii) Intellectual Property Agreement, each dated as of [•] (as amended, restated, supplemented or otherwise modified from time to time, the “Separation Agreements”); and

WHEREAS, pursuant to the Separation Agreements, the Assignor hereby agrees to sell, assign, transfer and deliver to the Assignee, and the Assignee hereby agrees to purchase and acquire from the Assignor, all of the Assignor’s right, title and interest in, to and under the Trademarks listed in Schedule 1 hereto, together with all goodwill of any business associated therewith and all applications, registrations and renewals in connection therewith (the “Assigned Trademarks”).

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein and in the Separation Agreements, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.   Definitions. Capitalized terms used herein and not defined herein have the meanings set forth in the Separation Agreements.

Section 2.   Assignment. Assignor hereby sells, transfers, conveys, assigns and delivers to the Assignee, and the Assignee hereby purchases, assumes and accepts from the Assignor, all of the Assignor’s right, title and interest in, to and under the Assigned Trademarks, including without limitation, (a) all income, royalties, profits, and damages related thereto; (b) the right, if any, to register, prosecute, maintain and defend the Assigned Trademarks before any public or private agency or registrar; (c) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Assigned Trademarks, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (d) the right to fully and entirely stand in the place of the Assignor in all matters related thereto.

Section 3.   Governing Law. Any disputes arising out of or relating to this Agreement, including, without limitation, to its execution, performance or enforcement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 4.   Entire Agreement. This Agreement, together with the Separation Agreements, and the Exhibits and Schedules hereto and thereto, contain the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the parties hereto with respect to the subject matter hereof other than those set forth or referred to herein or therein. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party hereto, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each party hereto. The parties hereto intend that this Agreement is for recordation purposes only and its terms shall not modify and shall be subject to the applicable terms and conditions of the Separation Agreements, which govern the parties’ rights and interests in the Assigned Trademarks. In the event of a conflict between this Agreement and the Separation Agreements, the terms of the Separation Agreements shall govern.

Section 5.   Further Assurances. Each Party covenants and agrees that, without any additional consideration, it shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate this Agreement.

Section 6.   Counterparts. This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. This Agreement may be executed by facsimile or PDF signature and scanned and exchanged by electronic mail, and such facsimile or PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

[Signature Pages Follows]

Exhibit A2-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

ASSIGNOR:

[•]

By:
Name:
Title:

ASSIGNEE:

[•]

By:
Name:
Title:

Exhibit A2-2

EXHIBIT A3

FORM OF DOMAIN NAME ASSIGNMENT AGREEMENT

This DOMAIN NAME ASSIGNMENT AGREEMENT (this “Agreement”), dated as of [•], 2019, is made by and between [•], a [•] having an address at [•] (the “Assignor”) and [•], a [•] having an address at [•] (the “Assignee”).

W I T N E S S E T H:

WHEREAS, Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. entered into that certain (i) Separation and Distribution Agreement and (ii) Intellectual Property Agreement, each dated as of [•] (as amended, restated, supplemented or otherwise modified from time to time, the “Separation Agreements”); and

WHEREAS, pursuant to the Separation Agreements, the Assignor hereby agrees to sell, assign, transfer and deliver to the Assignee, and the Assignee hereby agrees to purchase and acquire from the Assignor, all of the Assignor’s right, title and interest in, to and under the Domain Names listed in Schedule 1 hereto (the “Assigned Domain Names”).

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein and in the Separation Agreements, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.   Definitions. Capitalized terms used herein and not defined herein have the meanings set forth in the Separation Agreements.

Section 2.   Assignment. Assignor hereby sells, transfers, conveys, assigns and delivers to the Assignee, and the Assignee hereby purchases, assumes and accepts from the Assignor, all of the Assignor’s right, title and interest in, to and under the Assigned Domain Names, including without limitation, (a) all related domain name registry agreements, (b) the right, if any, to register, prosecute, maintain and defend the Assigned Domain Names before any public or private agency or registrar; (c) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Assigned Domain Names, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (d) the right to fully and entirely stand in the place of the Assignor in all matters related thereto. Assignor shall, without Assignee’s further consideration, take all reasonable actions as may be required by the current registrars of the Domain Names and any registrar designated by Assignee (if different from the current registrars) to transfer the Domain Names to Assignee.

Section 3.   Governing Law. Any disputes arising out of or relating to this Agreement, including, without limitation, to its execution, performance or enforcement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware,regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 4.   Entire Agreement. This Agreement, together with the Separation Agreements, and the Exhibits and Schedules hereto and thereto, contain the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the parties hereto with respect to the subject matter hereof other than those set forth or referred to herein or therein. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party hereto, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each party hereto. The parties hereto intend that this Agreement is for recordation purposes only and its terms shall not modify and shall be subject to the applicable terms and conditions of the Separation Agreements, which govern the parties’ rights and interests in the Assigned Domain Names. In the event of a conflict between this Agreement and the Separation Agreements, the terms of the Separation Agreements shall govern.

Section 5.   Further Assurances. Each Party covenants and agrees that, without any additional consideration, it shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate this Agreement.

Exhibit A3-1

Section 6.   Counterparts. This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. This Agreement may be executed by facsimile or PDF signature and scanned and exchanged by electronic mail, and such facsimile or PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

[Signature Pages Follows]

Exhibit A3-2

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

ASSIGNOR:

[•]

By:
Name:
Title:

ASSIGNEE:

[•]

By:
Name:
Title:

Exhibit A3-3

EXHIBIT A4

FORM OF INVENTION DISCLOSURE ASSIGNMENT AGREEMENT

This INVENTION DISCLOSURE ASSIGNMENT AGREEMENT (this “Agreement”), dated as of [•], 2019, is made by and between [•], a [•] having an address at [•] (the “Assignor”) and [•], a [•] having an address at [•] (the “Assignee”).

W I T N E S S E T H:

WHEREAS, Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. entered into that certain (i) Separation and Distribution Agreement and (ii) Intellectual Property Agreement, each dated as of [•] (as amended, restated, supplemented or otherwise modified from time to time, the “Separation Agreements”); and

WHEREAS, pursuant to the Separation Agreements, the Assignor hereby agrees to sell, assign, transfer and deliver to the Assignee, and the Assignee hereby agrees to purchase and acquire from the Assignor, all of the Assignor’s right, title and interest in, to and under the invention disclosures listed in Schedule 1 hereto (the “Assigned IDs”).

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein and in the Separation Agreements, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.   Definitions. Capitalized terms used herein and not defined herein have the meanings set forth in the Separation Agreements.

Section 2.   Assignment. Assignor hereby sells, transfers, conveys, assigns and delivers to the Assignee, and the Assignee hereby purchases, assumes and accepts from the Assignor, all of the Assignor’s right, title and interest in, to and under the Assigned IDs, including without limitation, (a) all income, royalties, profits, and damages related thereto; (b) the right, if any, to register, prosecute, maintain and defend the Assigned IDs before any public or private agency or registrar; (c) the right to bring actions, defend against or otherwise recover damages or other compensation for past, present or future infringements, dilutions, misappropriations, or other violations of the Assigned IDs, including the right to sue and obtain equitable relief in respect of such infringements, dilutions, misappropriations and other violations; and (d) the right to fully and entirely stand in the place of the Assignor in all matters related thereto.

Section 3.   Governing Law. Any disputes arising out of or relating to this Agreement, including, without limitation, to its execution, performance or enforcement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

Section 4.   Entire Agreement. This Agreement, together with the Separation Agreements, and the Exhibits and Schedules hereto and thereto, contain the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the parties hereto with respect to the subject matter hereof other than those set forth or referred to herein or therein. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party hereto, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each party hereto. The parties hereto intend that this Agreement is for recordation purposes only and its terms shall not modify and shall be subject to the applicable terms and conditions of the Separation Agreements, which govern the parties’ rights and interests in the Assigned IDs. In the event of a conflict between this Agreement and the Separation Agreements, the terms of the Separation Agreements shall govern.

Section 5.   Further Assurances. Each Party covenants and agrees that, without any additional consideration, it shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate this Agreement.

Section 6.   Counterparts. This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. This Agreement may be executed by facsimile or PDF signature and scanned and exchanged by electronic mail, and such facsimile or PDF signature or scanned and exchanged copies shall constitute an original for all purposes.

[Signature Pages Follows]

Exhibit A4-1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

ASSIGNOR:

[•]

By:
Name:
Title:

ASSIGNEE:

[•]

By:
Name:
Title:

Exhibit A4-2

EXHIBIT F

TRADEMARK LICENSE AGREEMENT

by and between

INGERSOLL-RAND PLC

and

INGERSOLL-RAND U.S. HOLDCO, INC.

Dated as of [   ], 2019

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TRADEMARK LICENSE AGREEMENT, dated as of [_], 2019 (this “Agreement”), by and between INGERSOLL-RAND U.S. HOLDCO, INC., a Delaware corporation (“Licensor”), and INGERSOLL-RAND PLC, a public limited company incorporated in Ireland (“Licensee”).

RECITALS

WHEREAS, in connection with the contemplated Distribution and related transactions of SpinCo and concurrently with the execution of this Agreement, Licensor and Licensee are entering into a Separation and Distribution Agreement (the “Separation Agreement”);

WHEREAS, pursuant to the Separation Agreement and the other Transaction Documents, as of the Distribution Date, Licensor will be the owner of the Licensed Trademarks; and

WHEREAS, it is the intent of the Parties that Licensor license the Licensed Trademarks to Licensee to continue to use the Licensed Trademarks for a transitional period, subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01.   Definitions. As used in this Agreement, the following terms have the meanings set forth below. Capitalized terms used, but not defined, in this Agreement shall have the meanings ascribed to such terms in the Separation Agreement or any other Transaction Document, as applicable.

“Current Moon Name” means Ingersoll-Rand plc.

“Divested Entity” has the meaning set forth in Section 9.02.

“Domain Names” means Internet domain names, including top level domain names and global top level domain names, URLs, social and mobile media identifiers, handles and tags.

“Licensed Products and Services” means each product manufactured, assembled, offered, sold, distributed or otherwise commercialized and each service offered, provided or otherwise commercialized, in each case by or on behalf of the Moon Business as of immediately prior to the Distribution Time, that contains, bears, displays, uses or is offered, sold, distributed, provided or otherwise commercialized under any Licensed Trademarks.

“Licensed Trademarks” shall mean (a) the Moon Trademarks and (b) any and all other Trademarks owned by Licensor or any member of the SpinCo Group and used by or on behalf of the Moon Business as of immediately prior to the Distribution Time, or at any time during the twelve (12) months prior thereto, including the Trademarks set forth on Schedule A.

“Moon Indemnitees” has the meaning set forth in Section 7.02.

“Moon Trademarks has the meaning set forth in the Intellectual Property Matters Agreement.

“Packaging” means any and all materials in any forms or media used in connection with any products or services, including all packaging, containers, product or service tags, product or service literature, labels, manuals, inserts or other similar materials.

“Party” means either party hereto, and “Parties” means both parties hereto.

“SpinCo Indemnitees” has the meaning set forth in Section 7.01.

“Term” has the meaning set forth in Section 8.01.

“Trademark Guidelines” has the meaning set forth in Section 5.02.

“Trademarks” means trademarks, service marks, trade names, trademark rights in corporate names and dba names, logos, slogans, trade dress, Domain Names or other source identifiers, including any registration or any application for registration therefor, together with all goodwill associated therewith.

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ARTICLE II
GRANT

Section 2.01.   Licenses. Subject to the terms and conditions of this Agreement, effective as of the Distribution Time, Licensor (on behalf of itself and the other members of the SpinCo Group) hereby grants to Licensee and the other members of the Moon Group the following worldwide, non-exclusive, fully paid-up, royalty free, non-sublicensable (except as permitted by Section 2.02), non-assignable and non-transferable (except as permitted by Article IX) and irrevocable (subject to Section 8.02) licenses to use the Licensed Trademarks, solely in a manner consistent with past practice and customary “phase out” use:

(a)   Products and Services: for a period of nine (9) months following the Distribution Date, in connection with the manufacture, assembly, offer for sale, sale, distribution, provision or other commercialization of Licensed Products and Services, including any Packaging therefor;

(b)   Signage: for a period of one (1) year following the Distribution Date, in connection with building signage that contains, bears, displays or uses any Licensed Trademark;

(c)   Online Uses: for a period of ninety (90) days following the Distribution Date,1 in connection any websites, social media platforms and accounts, [Domain Names]2 and email addresses, mobile and other online applications, digital displays and other online materials that contain, bear, display or use any Licensed Trademark, provided that, except with respect to (i) the principal website of the Moon Business located at IngersollRand.com, including any English language webpages directly linked from the homepage of such website or (ii) any United States-based social media accounts of the Moon Business, including Facebook and Twitter, if Licensee makes commercially reasonable efforts to cease such use within the foregoing period, such period shall be deemed extended for so long as Licensee makes such efforts, not to exceed an additional six (6) months;

(d)   Corporate Names: for a period of ninety (90) days following the Distribution Date in the corporate, fictitious or other name of any entity that contains or uses any Licensed Trademark, provided that, if Licensee files such documents and takes such commercially reasonable actions to change such names within ninety (90) days of the Distribution Date and diligently prosecutes such name changes, such ninety (90) day period shall automatically be deemed extended to the extent necessary to accommodate the requirements of or delay in processing such name change by the applicable Governmental Authority; and

(e)   Other Uses: for a period of (i) one-hundred eighty (180) days following the Distribution Date, in connection with continuing any other uses of any Licensed Trademark as of the date hereof, or at any time during the nine (9) months prior thereto, that are not addressed in the foregoing clauses (a) – (d), including product and sales literature, store displays, billboards, advertisements, vehicle and equipment markings, digital materials, supplies, uniforms, and (ii) ninety (90) days following the date on which the applicable entity name change has been approved by the applicable Governmental Authority as contemplated by the foregoing clause (d), in connection with stationery, purchase orders or similar forms, business cards, invoices, contracts or letterhead and other materials of such entity that purport to represent an affiliation with or the ability to bind Licensor or its Affiliates;

provided, that, in each case of the foregoing clauses (a) – (e), all such uses shall be in a manner consistent with the operation of the Moon Business prior to the Distribution Date; provided, further, that, in each case of the foregoing clauses (a) – (e), or Section 2.05, where Licensee has made reasonable efforts to comply with the applicable time period provided therein, the period of such license shall be deemed extended to the extent of additional periods of time solely as required to comply with applicable Laws or to obtain any license, permit, consent, approval or authorization from an applicable Governmental Authority or, with respect to the foregoing clause (b), any binding contract with any applicable landlord.

Section 2.02.   Service Providers. The licenses granted to Licensee in Section 2.01(a) and Section 2.01(e) include the right to grant sublicenses to or otherwise authorize use by dealers, distributors, contractors and any other service providers of the Moon Group, in each case, solely for the benefit of the Moon Business and within

[1]	Note to Draft: Necessary services to be defined between signing and closing and added to the TSA Services from SpinCo to Moon.
[2]	Note to Draft: Necessary services to be defined between signing and closing and added to the TSA Services from SpinCo to Moon.

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the scope of the licenses set forth in Section 2.01 above, and provided that Licensee shall be liable hereunder for any action or inaction by any such sublicensee that would breach this Agreement if committed by Licensee. Any purported sublicense in violation of this Section 2.02 shall be null and void ab initio and of no force and effect.

Section 2.03.   Efforts to Remove. Notwithstanding Section 2.01, Licensee shall use commercially reasonable efforts to cease any public-facing uses of the Licensed Trademarks by any member of the Moon Group as soon as reasonably practicable following the Distribution Date. Notwithstanding the foregoing or anything else to the contrary herein, nothing herein shall require the Moon Group to transition from or cease any uses of any Licensed Trademarks in any internal or non-public-facing systems, Software, archives, facilities, manuals, policies or similar documents, records or other materials that are not public-facing.

Section 2.04.   No Implied Licenses. Nothing contained in this Agreement shall be construed as conferring any rights (including the right to sublicense) by implication, estoppel or otherwise, under any Intellectual Property Rights, other than as expressly granted in this Agreement, and all other rights under any Intellectual Property Rights licensed to a Party or the members of its Group hereunder are expressly reserved by the Party granting the license. All goodwill generated by Licensee’s and the Moon Group’s use of the Licensed Trademarks inures solely to the benefit of Licensor.

Section 2.05.   Moon plc Name. Subject to the terms and conditions of this Agreement, solely in the event that the Moon Name Change (as defined in the Merger Agreement) has not occurred as of the Distribution Time, notwithstanding Section 2.01(d), Licensor (on behalf of itself and the other members of the SpinCo Group) hereby grants to Licensee a worldwide, non-exclusive, fully paid-up, royalty free, non-sublicensable (except as permitted by Section 2.02), non-assignable and non-transferable (except as permitted by Article IX) and irrevocable license to use the Current Moon Name solely (i) as the legal entity name of Moon; and (ii) to the minimum extent required by applicable Laws for Licensee to operate its business; in each case, until such time as Licensee changes the Current Moon Name to a Permitted Moon Name (as that term is defined in the Merger Agreement) and for ninety (90) days thereafter (subject to the second proviso of Section 2.01). The foregoing license shall be subject to all other terms and conditions of this Agreement (except the last sentence of Section 8.02), and the Current Moon Name shall be deemed a Licensed Trademark for all purposes herein (other than Section 2.01(d)). For clarity, for purposes of this Section 2.05, use “to the minimum extent required by applicable Laws” means use to the extent necessary to operate its business in compliance with applicable Laws, and, unless otherwise required by applicable Law, in non-stylized plain text, in the least prominent size and location, and the lowest quantity of uses required to comply with applicable Law. To the fullest extent permitted by applicable Law and reasonably practicable, Licensee shall use together with the Current Moon Name (i) a dba name that includes a Permitted Moon Name (once the Permitted Moon Name has been finally selected and approved by Moon) and (ii) the unique numerical identifier associated with the Current Moon Name as registered with the applicable Governmental Authority in the Republic of Ireland, in each case, to indicate the use of the Current Moon Name as a corporate name. For further clarity, the license in this Section 2.05 permits use by Licensee only as a corporate name and not any other form of Trademark, without limiting any of Licensee’s other rights and licenses under this Agreement. If the Moon Name Change has taken effect as of the Distribution Time, the license in this Section 2.05 shall be null and void ab initio, and the Current Moon Name shall be deemed a Licensed Trademark for all purposes hereunder.

ARTICLE III
CERTAIN COVENANTS

Section 3.01.   Restrictions on Use. Except as expressly permitted in this Agreement, Licensee shall:

(a)   not use any of the Licensed Trademarks in a way that would (i) tarnish or disparage a Licensed Trademark or (ii) dilute the value, reputation or distinctiveness of any Licensed Trademark; or

(b)   not adopt, use, register or file applications to register, acquire or otherwise obtain, in any jurisdiction, any Trademark or Domain Name that consists of, incorporates or is confusingly similar to any Licensed Trademark;

(c)   use the Licensed Trademarks in accordance with all applicable Laws in effect at the time of such use; and

(d)   use all notices and legends reasonably requested by Licensor, including those required by applicable Law;

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provided, however, that, for clarity, any uses of the Licensed Trademarks that are consistent with the operation of the Moon Business prior to the Distribution Date shall not be restricted by Section 3.01(a) or (d).

Section 3.02.   Enforcement. Licensee shall notify Licensor in writing upon Licensee obtaining any knowledge of infringement, or possible infringement, of the Licensed Trademarks during the Term of this Agreement. Licensor shall have no obligation to take any action against any third party with respect to the Licensed Trademarks, but should Licensor take action, Licensee will fully cooperate with Licensor at Licensor’s expense.

ARTICLE IV
OWNERSHIP

Section 4.01.   Ownership. Licensee acknowledges that, as between the Parties, the Licensed Trademarks are the exclusive and sole property of Licensor. Nothing in this Agreement shall confer in Licensee any right of ownership in any Licensed Trademarks. Licensee shall not dispute or contest, directly or indirectly, (i) Licensor’s ownership of the Licensed Trademarks or (ii) the validity or enforceability of the Licensed Trademarks. For clarity, in the event of Licensee’s continued use of the Current Moon Name, Licensee’s ownership of the corporate registration for such Current Moon Name does not affect Licensor’s ownership of the Moon Trademarks incorporated therein.

Section 4.02.   No Obligation to Prosecute or Maintain Trademarks. Neither Party nor any member of its Group shall have any obligation to seek, perfect or maintain any protection for any of the Licensed Trademarks. Licensee shall have no right, and Licensor shall have the sole right, but not the obligation, to file, prosecute until registration, register, maintain, renew and assert against third parties all registrations, applications and reservations of all Trademarks containing or comprising the Licensed Trademarks.

ARTICLE V
QUALITY CONTROL

Section 5.01.   Quality Control Standards. Licensee shall manufacture, assemble, distribute and provide the Licensed Products and Services according to a level of quality that is substantially consistent with the quality of the Moon Business during the twelve (12) months prior to the Distribution Date. Upon Licensor’s reasonable request, Licensee shall, at Licensor’s sole expense, provide Licensor representative samples of any goods, literature, brochures, letterhead, business cards, signage, or advertising material bearing the Licensed Trademarks that have not previously been provided to Licensor.

Section 5.02.   Conditions Applicable to the Appearance of the Licensed Trademarks. Licensee agrees to comply with the trademark guidelines in effect for the Moon Business (or any applicable portion thereof), if any, during the twelve (12) months prior to the Distribution Date with respect to the appearance and manner of use of the Licensed Trademarks (“Trademark Guidelines”). Any material changes to any form of use of the Licensed Trademarks not provided for herein, contemplated by the Separation Agreement or any other Transaction Document or otherwise consistent with the Trademark Guidelines shall be adopted by Licensee only upon prior written approval of Licensor, such approval not to be unreasonably withheld, conditioned or delayed.

Section 5.03.   Registered User Agreements. To the extent required by applicable Law, Licensee shall execute registered user agreements and similar documents required by Licensor in order to protect or enhance Licensor’s title and rights in the Licensed Trademarks, in each case to the extent consistent with past practice of the Moon Business during the twelve (12) months prior to the Distribution Date.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

Section 6.01.   Disclaimer of Representations and Warranties. Licensee (on behalf of itself and each other member of its Group) acknowledges and agrees that Licensor makes no representations or warranties whatsoever, including any implied warranties of merchantability, fitness for a particular purpose, title, registerability, allowability, enforceability or non-infringement, as to any Licensed Trademarks, or any other matter concerning, any Licensed Trademarks.

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ARTICLE VII
INDEMNIFICATION

Section 7.01.   Indemnification by Licensee. Licensee shall indemnify, defend and hold harmless any Indemnified Party of SpinCo (collectively, the “SpinCo Indemnitees”) from and against any and all Liabilities of the SpinCo Indemnitees relating to, arising out of or resulting from (i) Licensee’s breach of this Agreement or (ii) the Moon Group’s use of any Licensed Trademark or conduct of its business under the Licensed Trademarks hereunder.

Section 7.02.   Indemnification by Licensor. Licensor shall indemnify, defend and hold harmless any Indemnified Party of Moon (collectively, the “Moon Indemnitees”) from and against any and all Liabilities of the Moon Indemnitees to the extent that it is based upon (i) Licensor’s breach of this Agreement or (ii) the SpinCo Group’s or Clover’s or its Subsidiaries’ use of any Licensed Trademark, except to the extent the claim relates to a breach by Moon under the Merger Agreement.

Section 7.03.   Limitation on Liability. Except as may expressly be set forth in this Agreement, in no event shall any Party have any Liability pursuant to this Agreement for any lost profits or opportunity costs, or any special, punitive or consequential damages (except in any such case to the extent assessed in connection with a Third Party Claim or except in the case of consequential damages to the extent such damages are the reasonable and foreseeable result of the matter in question).

ARTICLE VIII
TERM AND TERMINATION

Section 8.01.   Term. The term of this Agreement shall begin as of the Distribution Date and shall expire on the later date of (i) the expiration of last of the periods set forth above in Section 2.01 and (ii) the expiration of the license granted in Section 2.05 (the “Term”).

Section 8.02.   No Termination. The Parties acknowledge and agree that the licenses granted hereunder are irrevocable during the Term, and this Agreement may not be terminated prior to the expiration of the Term in Section 8.01, except by an agreement in writing signed by a duly authorized officer of each of the Parties. Subject to the next sentence, in the event of a breach of this Agreement, the sole and exclusive remedy of the non-breaching Party shall be to recover monetary damages and/or to obtain injunctive or equitable relief in accordance with Sections 10.02 and 10.09. Notwithstanding the foregoing, Licensor may terminate this Agreement (except the license in Section 2.05, which shall not be subject to termination for any reason) with immediate effect if a court of competent jurisdiction rules by non-appealable final order that Licensee has committed an intentional, material breach of this Agreement in connection with uses of the Licensed Trademarks that are not consistent with the operation of the Moon Business prior to the Distribution Date, such breach materially harms the Licensed Trademarks and such breach cannot be cured.

Section 8.03.   Non-Trademark Uses. Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in Article II, nothing herein shall impair the rights of the Moon Group to: (i) use and make factual references to any Licensed Trademarks or any corporate, fictitious or other names of any member of the Moon Group or SpinCo Group in a non-trademark manner, including any use in corporate or financial records, tax or regulatory filings and other similar materials or (ii) make any use of any Trademark that may be required under applicable Laws, or make “fair use” of any Trademark.

Section 8.04.   Effect of Expiration. After the expiration of the Term, Licensee and the Moon Group shall no longer have the licenses granted hereunder to use the Licensed Trademarks. Expiration of the Term shall be without prejudice to any rights of a Party accruing prior to such expiration.

Section 8.05.   Survival. Notwithstanding anything in this Agreement to the contrary, Article I, Section 4.01, Article VII, this Article VIII, Article IX and Article X shall survive the expiration or any termination of this Agreement.

ARTICLE IX
TRANSFERABILITY AND ASSIGNMENT

Section 9.01.   Assignment. Except as expressly set forth in this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement, including the licenses granted pursuant to this Agreement, shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the

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prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement, in whole or in part, without prior written consent (a) in connection with (i) one or more merger transactions in which such assigning Party is not the surviving entity and the surviving entity acquires or assumes all or substantially all of such Party’s assets or (ii) one or more sales of such Party’s businesses or lines of business, or of all or substantially all of such Party’s assets or (b) to such Party’s Affiliates. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. No assignment permitted by this Section 9.01 shall release the assigning Party from liability for full performance of its obligations under this Agreement prior to such assignment date, but shall release such Party from liability arising after such date.

Section 9.02.   Divested Businesses. In the event a Party divests a business by (a) spinning off a member of its Group by its sale or other disposition to a third party or (b) reducing ownership or control in a member of its Group so that it no longer qualifiers as a member of its Group under this Agreement (each such divested entity, a “Divested Entity”), the Divested Entity shall retain those licenses granted to it under this Agreement; provided that the license shall be limited to the business of the Divested Entity as of the date of divestment and the natural or reasonable extensions and evolutions thereof. The retention of any license rights herein is not subject to the consent of the other Party, but is subject to the Divested Entity’s delivery to the non-retaining Party, within 90 days of the effective date of such divestment, of a duly authorized, written undertaking, agreeing to be bound by the applicable terms of this Agreement.

Section 9.03.   Third Party Products or Services. For the avoidance of doubt, in no event will any assignment of a license hereunder or the licenses retained by a Divested Entity grant a license to products or services of a third party acquirer existing on or before the date of the divestment.

Section 9.05.   Prohibited Assignments Null and Void. Any purported assignment in violation of Article IX shall be null and void ab initio and of no force and effect.

ARTICLE X
MISCELLANEOUS

Section 10.01   Corporate Power; Facsimile Signatures.

(a)   Moon represents on behalf of itself and on behalf of other members of the Moon Group, and SpinCo represents on behalf of itself and on behalf of other members of the SpinCo Group, as follows:

(i)   each such Person has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)   this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(b)   Notwithstanding any provision of this Agreement, neither Moon nor SpinCo shall be required to take or omit to take any act that would violate its fiduciary duties to any minority stockholders of any non-wholly owned Subsidiary of Moon or SpinCo, as the case may be (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned).

Section 10.02.   Governing Law; Submission to Jurisdiction; Waiver of Trial.

(a)   This Agreement, and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to the choice of law or conflicts of law principles thereof. The Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)   Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, or if jurisdiction is not then available in such federal court, then in any Delaware state court siting in New Castle County) and any

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appellate court from any appeal thereof (the “Chosen Courts”) in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Chosen Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Chosen Courts. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents, to the fullest extent permitted by Law, to service of process in the manner provided for notices in Section 10.05. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.02(c).

Section 10.03.   Survival of Covenants. Except as expressly set forth in this Agreement and liability for the breach of any obligations contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

Section 10.04.   Waivers of Default. Any Party may, at any time prior to the Closing, by action taken by its board of directors, a committee thereof or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.11) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided, that unless the Merger Agreement shall have been terminated in accordance with its terms, any such waiver, amendment or modification by SpinCo shall be subject to the prior written consent of Clover. No waiver by any of the Parties of any breach hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

Section 10.05.   Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

If to Moon or, on or prior to the Distribution Date, to SpinCo, then to:

Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park, Swords, Co. Dublin, Ireland
Attention:	Evan M. Turtz

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with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention:	Scott A. Barshay
Steven J. Williams

and, in the case of SpinCo, with a copy to:

Ingersoll-Rand U.S. HoldCo, Inc.
800-E Beaty Street
Davidson, NC 28036
Attention:	Evan M. Turtz

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

If, following the Distribution Date, to SpinCo, then to:

Gardner Denver Holdings, Inc.
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Attention:	Andy Schiesl

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Marni Lerner
Mark Pflug

Section 10.06.   Severability. If any provision of this Agreement, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.07.   Entire Agreement(a) This Agreement, the other Transaction Documents, the Merger Agreement, the Confidentiality Agreement (as defined in the Merger Agreement), including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

B-F-8

Section 10.08.   No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Article VII with respect to Moon Indemnities and SpinCo Indemniteees (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that Clover shall be a third-party beneficiary of the rights of SpinCo as provided in this Agreement.

Section 10.09.   Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief (on an interim or permanent basis) in respect of its rights under this Agreement. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties to this Agreement.

Section 10.10.   Expenses. Except as otherwise expressly provided in this Agreement, the Separation Agreement or the other Transaction Documents or the Merger Agreement, each Party agrees that it shall be responsible for its own expenses incurred in conjunction with any activities under this Agreement.

Section 10.11.   Amendment. No provision of this Agreement may be amended or modified except by a written instrument signed by each of the parties hereto or thereto, as applicable. In addition, unless the Merger Agreement shall have been terminated in accordance with its terms, any such amendment or modification shall be subject to the written consent of Clover.

Section 10.12.   Rules of Construction. Unless the context of this Agreement otherwise requires:

(a)   (A) Words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” and “Schedule,” refer to the specified Article, Section, Annex, Exhibit, or Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” and (G) the word “or” shall be disjunctive but not exclusive.

(b)   References to Contracts (including this Agreement) and other documents or Laws shall be deemed to include references to such Contract, document or Law as amended, supplemented or modified from time to time in accordance with its terms and the terms hereof, as applicable, and in effect at any given time (and, in the case of any Law, to any successor provisions).

(c)   References to any federal, state, local, foreign or supranational statute or other Law shall include all regulations promulgated thereunder.

(d)   References to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(e)   The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(f)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)   The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

B-F-9

(h)   The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(i)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless the context otherwise requires.

(j)   All monetary figures shall be in United States dollars unless otherwise specified.

Section 10.13.   Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.14.   Performance. Moon will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the Moon Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Section 10.14 to all of the other members of its Group, and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement or the transactions contemplated hereby.

Section 10.15.   Rights in Bankruptcy. To the fullest extent permitted by applicable Law, all rights and licenses granted under or pursuant to this Agreement, are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or analogous provisions of applicable Law outside the United States, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or analogous provisions of applicable Law outside the United States. The Parties agree that, in the event of a bankruptcy of Licensor, Licensee shall retain and may fully exercise all of its respective rights, remedies and elections under the U.S. Bankruptcy Code or any other provisions of applicable Law outside the United States that provide similar protections for intellectual property rights.

Section 10.16.   Further Assurances. Each Party covenants and agrees that, without any additional consideration, it shall execute and deliver any further legal instruments and perform any acts that are or may become necessary to effectuate this Agreement

[SIGNATURE PAGES FOLLOW]

B-F-10

EXHIBIT F

IN WITNESS WHEREOF, the Parties have caused this Trademark License Agreement to be executed by their duly authorized representatives.

INGERSOLL-RAND PLC

By:
Name:
Title:

INGERSOLL-RAND U.S. HOLDCO, INC.

By:
Name:
Title:

B-F-11

Annex C

April 29, 2019

Board of Directors
Gardner Denver Holdings, Inc.
222 East Erie Street
Milwaukee, WI 53202

The Board of Directors:

We understand that Ingersoll-Rand plc, a Republic of Ireland public limited company (“Moon”), Ingersoll-Rand U.S. Holdco Inc., a Delaware corporation and a wholly-owned subsidiary of Moon (“SpinCo”), Gardner Denver Holdings, Inc., a Delaware corporation (“Clover”), and Charm Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clover (“Merger Sub”), propose to enter into an agreement and plan of merger (the “Agreement”) pursuant to which, among other things, Merger Sub will be merged with and into SpinCo (the “Merger”) and that, in connection with the Merger, (a) (i) each share of common stock, par value $0.01 per share, of SpinCo (“SpinCo Common Stock”) issued and outstanding as of the effective time (the “Effective Time”) of the Merger (other than shares held by SpinCo as treasury stock or by Clover) shall be automatically converted into the right to receive a number of shares or a fraction of a share of common stock, par value $0.01 per share of Clover (“Clover Common Stock”), equal to (A) the outstanding shares of Clover Common Stock on a fully diluted, as converted and as exercised basis in accordance with the treasury stock method calculated by reference to the closing price per share of Clover Common Stock on the trading day immediately prior to the distribution, including shares of Clover Common Stock underlying outstanding Clover Equity Awards (as defined in the Agreement) and any other outstanding securities convertible into or exercisable for shares of Clover Common Stock, multiplied by (B) the quotient of 50.1 divided by 49.9 (the “New Issuance”) divided by the number of shares of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth in clauses (iv) and (v) below (such quotient, the “Exchange Ratio”); (ii) each share of SpinCo Common Stock held by SpinCo as treasury stock or by Clover, in each case, immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor; (iii) each share of SpinCo Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with the Agreement, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Clover Common Stock as provided in Agreement and any dividends or distributions and other amounts payable in accordance with the Agreement; (iv) the Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split up, reverse stock split, stock dividend or distribution of Clover Common Stock or SpinCo Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Clover Common Stock or SpinCo Common Stock having a record date occurring on or after the date of the Agreement and prior to the Effective Time, other than the Reorganization (as defined in the Separation and Distribution Agreement by and between Moon and SpinCo, providing for the separation of SpinCo from Moon (the “Separation Agreement”) and (v) any required adjustment such that holders of SpinCo Common Stock receive 50.1% of the outstanding Clover Common Stock upon consummation of the Merger; (b) at the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (as defined below); (c) each share of Clover Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time; and (d) SpinCo will become a wholly-owned subsidiary of Clover (the “Surviving Corporation”). Capitalized terms used but not defined have the meaning set forth in the Agreement.

Board of Directors of Gardner Denver Holdings, Inc.
April 29, 2019

In connection with your consideration of the Merger, the Board of Directors (the “Board”) of Clover (solely in its capacity as such) has requested the opinion of Robert W. Baird & Co. Incorporated (“Baird”) as to the fairness, from a financial point of view, to Clover of the Exchange Ratio provided for in the Merger pursuant to the Agreement. We express no opinion about the fairness of any amount or nature of the compensation or consideration payable to any of Clover’s officers, directors or employees, or any class of such persons, or to any particular stockholder or the holders of a particular class or series of securities relative to the Exchange Ratio. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Merger.

In conducting our financial analyses and in arriving at our opinion, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In connection therewith, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including (A) financial forecasts concerning the business and operations of Clover (on a stand-alone basis), as furnished to us, and prepared and certified, by Clover’s management for purposes of our analysis, and the SpinCo Business (as defined in the Separation Agreement), as prepared by management of Moon and furnished to us and certified by management of Clover for purposes of our analysis (together, the “Forecasts”) and financial forecasts concerning the business and operations of Clover (on a pro forma basis for the Merger) including the contemplated strategic, operating and cost benefits and/or synergies as well as related costs associated with the Merger (the “Expected Synergies”), as furnished to us, and prepared and certified, by Clover’s management for purposes of our analysis, (B) financial statements of Clover for the fiscal years ended December 31, 2018 and 2017, and (C) financial statements of the Industrial segment of Moon for the fiscal years ended December 31, 2017 and 2018; (ii) reviewed certain publicly available information, including, but not limited to, Clover’s and Moon’s recent filings with the Securities and Exchange Commission, including the financial statements set forth therein, and equity analyst research reports covering Clover prepared by various investment banking and research firms, including our firm; (iii) reviewed the principal financial terms of (A) the draft dated April 29, 2019 of the Agreement and (B) the draft dated April 29, 2019 of the Separation Agreement, each in the form expected to be presented to the Board as they related to our analysis; (iv) compared the financial position and operating results of Clover and the SpinCo Business with those of certain other companies we deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of Clover Common Stock with those of certain other publicly traded companies we deemed relevant; (vi) reviewed the reported implied enterprise values of certain other transactions we deemed relevant; (vii) reviewed Clover’s certificate regarding information, financial statements and projections addressed to Robert W. Baird & Co. Incorporated; (viii) reviewed certain potential pro forma financial effects of the Merger, reflected in the Expected Synergies furnished to us, and prepared, by Clover’s management; (ix) compared the relative contributions of Clover and the SpinCo Business to certain financial statistics of the combined company on a pro forma basis and (x) considered the present values of the forecasted cash flows of Clover and the combined company (on a pro forma basis). We have held discussions with members of Clover’s senior management concerning Clover’s and the SpinCo Business’s historical and current financial condition and operating results, as well as the future prospects of Clover and SpinCo, respectively. We have not been engaged or requested to, and we did not, solicit third party indications of interest in acquiring all or any part of Clover. We were not engaged or requested to, and we did not, provide any advice concerning the structure of the Merger, the specific amount of the Exchange Ratio, or any other aspects of the Merger, and we were not involved in assisting SpinCo in obtaining any financing for its $1.9 billion distribution to Moon in connection with the Merger and we express no opinion with respect to such financing. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion. We have been advised by Clover that there are no audited financial statements for SpinCo and, accordingly, we have relied upon and assumed, without independent verification, that there would be no information contained in any such audited financial statements, if available, not otherwise discussed with or reviewed by us that would have been material to this opinion or our financial analyses underlying this opinion.

Board of Directors of Gardner Denver Holdings, Inc.
April 29, 2019

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of Clover, SpinCo or Moon. We have not independently verified any publicly available information or information supplied to us by or on behalf of Clover, SpinCo or Moon. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed and relied upon, without independent verification, that Clover is not aware of any information that might be material to our opinion that has not been provided to us. We have assumed and relied upon, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of Clover and the SpinCo Business are as set forth in their respective most recent financial statements provided to us, and there is no information or facts that would make any of the information reviewed by us incomplete or misleading; (ii) the financial statements of Clover and SpinCo provided to us present fairly the results of operations, cash flows, and financial condition of Clover and SpinCo, respectively, for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the audited financial statements for SpinCo contemplated to be delivered to Clover pursuant to the Agreement following the date hereof will not reflect any change, information or facts that would be material to this opinion or the financial analyses underlying this opinion; (iv) the Forecasts for SpinCo were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Clover’s and SpinCo’s senior management as to the future performance of SpinCo, and the Forecasts for Clover and the Expected Synergies were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Clover’s senior management as to the future performance of Clover, and we have relied, without independent verification, upon such Forecasts and Expected Synergies in the preparation of this opinion, although we express no opinion with respect to the Forecasts and Expected Synergies or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts and the strategic, operating and cost benefits and synergies reflected in the Expected Synergies currently contemplated by Clover’s management used in our analysis will be realized in the amounts and on the time schedule contemplated; (v) in all respects material to our analysis, the Merger will be consummated in accordance with the terms and conditions of the Agreement without any material amendment or modification thereto and without material waiver by any party of any of the conditions to their respective obligations thereunder; (vi) in all respects material to our analysis, the representations and warranties contained in the Agreement are true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement; (vii) in any respect material to our analysis, all material corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Merger have been, or will be, obtained without the need for any material changes to the Exchange Ratio or other material financial terms or conditions of the Merger or that would otherwise materially affect Clover or SpinCo or our analysis; and (viii) the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. We have relied upon and assumed, without independent verification, that the final form of any draft documents referred to above will not differ in any material respect from such draft documents. We have relied, without independent verification, as to all legal, regulatory, accounting, insurance and tax matters regarding the Merger on the advice of Clover and its professional advisors, and we have assumed that all such advice was correct and we have not expressed an opinion on such matters as they relate to the Merger. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of Clover or SpinCo nor have we made a physical inspection of the properties or facilities of Clover or SpinCo. We have not considered any potential adjustments to the Exchange Ratio relating to the Merger as part of our analysis. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Board of Directors of Gardner Denver Holdings, Inc.
April 29, 2019

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. We are under no obligation to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring after the date hereof. Furthermore, we express no opinion as to the prices or trading ranges at which any of Clover’s securities (including Clover Common Stock) will trade following the date hereof or as to the effect of the Merger on such prices or trading ranges, or any earnings or ownership dilutive impact that may result from Clover’s issuance of its common stock as part of the Merger. Such prices and trading ranges may be affected by a number of factors, including but not limited to (i) dispositions of the common stock of Clover by stockholders within a short period of time after, or other market effects resulting from, the announcement of the Merger and/or the Effective Time; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Clover or SpinCo or in Clover’s or SpinCo’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Merger.

Our opinion has been prepared at the request and for the information of the Board, and may not be used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in the proxy statement (the “Proxy Statement”) to be provided to Clover’s stockholders and the registration statement to be filed in connection with the Merger. Any description or reference to Baird or this opinion in the Proxy Statement (or any other publicly available document or regulatory filing), however, shall be subject to Baird’s prior review and approval. This opinion does not address the relative merits or risks of: (i) the Merger, the Agreement or any other agreements or other matters provided for, or contemplated by, the Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Merger; or (iii) the Merger compared to any other potential alternative transactions or business strategies considered by the Board and, accordingly, we have relied upon our discussions with the senior management of Clover with respect to the availability and consequences of any alternatives to the Merger. This opinion does not constitute a recommendation to the Board, any security holder or any other person as to how any such person should vote or act with respect to the Merger or make any election with respect to the Merger.

We have acted as financial advisor to Clover in connection with the Merger and will receive a fee (a “Transaction Fee”) for our services of approximately $5 million, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a separate fee of $3 million for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Merger, but is fully creditable against the contingent Transaction Fee (if paid). In addition, Clover has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Merger.

Baird has, in the past, provided investment banking services to Clover for which Baird received customary compensation. In May 2017, Baird served as a Joint Bookrunner in connection with the initial public offering of Clover’s common stock. Baird also served as a Joint Bookrunner in connection with follow on offerings of Clover’s common stock in November 2017 and May 2018. Except as provided above, over the past two years, Baird has not provided investment banking or financial advisory services to Clover or Moon for which we received any compensation. No material relationship between Clover, Moon or any other party to the Merger is mutually understood to be contemplated in which any compensation is intended to be received by Baird.

Baird is a full service securities firm and, in the ordinary course of its business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, Clover, Moon or SpinCo or any other party that may be involved in the Merger and their respective affiliates or that may otherwise participate or be involved in the same or a similar business or industry as Clover, Moon or SpinCo. In addition, Baird and certain of its employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may from time to time hold or trade the securities of Clover, Moon and/or SpinCo (including Clover

Board of Directors of Gardner Denver Holdings, Inc.
April 29, 2019

Common Stock, Moon Common Stock and SpinCo Common Stock) for their own account or the accounts of their customers and, accordingly, may at any time hold long or short positions or effect transactions in these securities. In addition, Baird and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by affiliates of Kohlberg Kravis Roberts & Co., other participants in the Merger or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with participants in the Merger or certain of their respective affiliates, and may do so in the future. Baird may also prepare equity analyst research reports from time to time regarding Clover and Moon and may serve as a market maker in the publicly traded securities of Clover and Moon.

Our opinion was approved by our firm’s internal fairness committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Clover.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

Annex D

INGERSOLL RAND, INC.
Amended ANd Restated 2017 OMNIBUS INCENTIVE PLAN

1. Purpose. The purpose of the Ingersoll Rand, Inc. Amended and Restated 2017 Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout the Plan.

(a) “2013 Plan” means the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries, as it may be amended and restated from time to time.

(b) “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.

(c) “Adjustment Event” has the meaning given to such term in Section 12(a) of the Plan.

(d) “Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(e) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award and Cash-Based Incentive Award granted under the Plan.

(f) “Award Agreement” means the document or documents by which each Award (other than a Cash-Based Incentive Award) is evidenced, which may be in written or electronic form.

(g) “Board” means the Board of Directors of the Company.

(h) “Cash-Based Incentive Award” means an Award denominated in cash that is granted under Section 11 of the Plan.

(i) “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Cause,” as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant’s employment or service with the Service Recipient, which results in, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of the Company Group; (C) conviction of, or plea of guilty or no contest to, (I) any felony; or (II) any other crime that results in, or could reasonably be expected to result in, material harm to the business or reputation of the Company or any other member of the Company Group; (D) material violation of the written policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (E) fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Company or any other member of the Company Group; or (F) act of personal dishonesty that involves personal profit in connection with the Participant’s employment or service to the Service Recipient.

(j) “Change in Control” means:

(i) the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock; or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii) during any period of twelve (12) months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director; or

(iii) the sale, transfer or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(k) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(l) “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(m) “Common Stock” means the common stock of the Company, par value $0.01 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(n) “Company” means Ingersoll Rand, Inc., a Delaware corporation (formerly known as Gardner Denver Holdings, Inc.), and any successor thereto.

(o) “Company Group” means, collectively, the Company and its Subsidiaries.

(p) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(q) “Designated Foreign Subsidiaries” means all members of the Company Group that are organized under the laws of any jurisdiction or country other than the United States of America that may be designated by the Board or the Committee from time to time.

(r) “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Disability,” as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the occupation at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(s) “Effective Date” means May 10, 2017.

(t) “Eligible Person” means any (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(u) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(v) “Exercise Price” has the meaning given to such term in Section 7(b) of the Plan.

(w) “Fair Market Value” means, on a given date, (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock; provided, however, as to any Awards granted on or with a Date of Grant of the date of the pricing of the Company’s initial public offering, “Fair Market Value” shall be equal to the per share price at which the Common Stock is offered to the public in connection with such initial public offering.

(x) “GAAP” has the meaning given to such term in Section 7(d) of the Plan.

(y) “Immediate Family Members” has the meaning given to such term in Section 14(b) of the Plan.

(z) “Incentive Stock Option” means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa) “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.

(bb) “Nonqualified Stock Option” means an Option which is not designated by the Committee as an Incentive Stock Option.

(cc) “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.

(dd) “Option” means an Award granted under Section 7 of the Plan.

(ee) “Option Period” has the meaning given to such term in Section 7(c) of the Plan.

(ff) “Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock or Restricted Stock Unit, that is granted under Section 10 of the Plan and is (i) payable by delivery of Common Stock, and/or (ii) measured by reference to the value of Common Stock.

(gg) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(hh) “Permitted Transferee” has the meaning given to such term in Section 14(b) of the Plan.

(ii) “Person” means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(jj) “Plan” means this Ingersoll Rand, Inc. Amended and Restated 2017 Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(kk) “Qualifying Director” means a person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

(ll) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(mm) “Restricted Stock” means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(nn) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(oo) “SAR Period” has the meaning given to such term in Section 8(c) of the Plan.

(pp) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(qq) “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(rr) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(ss) “Strike Price” has the meaning given to such term in Section 8(b) of the Plan.

(tt) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(uu) “Substitute Award” has the meaning given to such term in Section 5(e) of the Plan.

(vv) “Sub-Plans” means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States of America, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit and the other limits specified in Section 5(b) shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(ww) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death).

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.

(a) General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Committee Authority. Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Delegation. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except with respect to grants of Awards to persons (i) who are Non-Employee Directors, or (ii) who are subject to Section 16 of the Exchange Act.

(d) Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) Indemnification. No member of the Board, the Committee or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such

Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of law, under an individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

(f) Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.

(a) Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b) Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 12 of the Plan, no more than 19,550,000 shares of Common Stock, plus any shares of Common Stock subject to outstanding awards under the 2013 Plan that, after the Effective Date, are forfeited, terminated, canceled, expire unexercised, withheld in payment of the exercise price or withheld to satisfy tax withholding obligations (such aggregate number of shares, the “Absolute Share Limit”) shall be available for Awards under the Plan; (ii) subject to Section 12 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year, shall not exceed $500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(c) Share Counting. Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, or terminated without issuance to the Participant of the full number of shares of Common Stock to which the Award related, the unissued shares will again be available for grant under the Plan. Shares of Common Stock shall be deemed to have been issued in settlement of Awards if the Fair Market Value equivalent of such shares is paid in cash; provided, however, that no shares shall be deemed to have been issued in settlement of a SAR or Restricted Stock Unit that only provides for settlement in cash and settles only in cash or in respect of any Cash-Based Incentive Award. In no event shall (i) shares tendered or withheld on exercise of Options or other Award for the payment of the exercise or purchase price or withholding taxes, (ii) shares not issued upon the settlement of a SAR that settles in shares of Common Stock (or could settle in shares of Common Stock), or (iii) shares purchased on the open market with cash proceeds from the exercise of Options, again become available for other Awards under the Plan.

(d) Source of Shares. Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase or a combination of the foregoing.

(e) Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

6. Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7. Options.

(a) General. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration.

(i) Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee.

(ii) Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles (“GAAP”)); or (ii) by such other method as the Committee may permit, in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price. Any fractional shares of Common Stock shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) the date that is two (2) years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per share of Common Stock for each SAR shall not be less than 100% of the

Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration.

(i) A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason.

(ii) SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the 30th day following the expiration of such prohibition.

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Stock Certificates and Book-Entry; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable; and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 14(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock; provided, that if the lapsing of restrictions with respect to any grant of Restricted Stock is contingent on satisfaction of performance conditions (other than, or in addition to, the passage of time), any dividends payable on such shares of Restricted Stock shall be held by the Company and delivered (without interest) to the Participant within fifteen (15) days following the date on which the restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate). To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c) Vesting. Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee.

(d) Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or the Participant’s beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units; or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units. To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and, if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(e) Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear a legend or book entry notation substantially in the form of the following, subject to any modifications as determined by the Board in its discretion, and in addition to any other information the Board deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE INGERSOLL RAND, INC. Amended and Restated 2017 OMNIBUS INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT BETWEEN INGERSOLL RAND, INC. AND PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF INGERSOLL RAND, INC.

10. Other Equity-Based Awards. The Committee may grant Other Equity-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement, including, without limitation, those set forth in Section 14(a) of the Plan.

11. Cash-Based Incentive Awards. The Committee may grant Cash-Based Incentive Awards under the Plan to any Eligible Person. Each Cash-Based Incentive Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time.

12. Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Cash-Based Incentive Awards):

(a) General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control); or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring.

(b) Change in Control. Without limiting the foregoing, in connection with any Change in Control, the Committee may, in its sole discretion, provide for any one or more of the following:

(i) substitution or assumption of Awards, or to the extent that the surviving entity (or Affiliate thereof) of such Change in Control does not substitute or assume the Awards, full acceleration of vesting of, exercisability of, or lapse of restrictions on, as applicable, any Awards; provided, however, that with respect to any performance-vested Awards, any such acceleration of vesting, exercisability, or lapse of restrictions shall be based on actual performance through the date of such Change in Control; and

(ii) cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event pursuant to clause (i) above), the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate

Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor).

For purposes of clause (i) above, an award will be considered granted in substitution of an Award if it has an equivalent value (as determined consistent with clause (ii) above) with the original Award, whether designated in securities of the acquiror in such Change in Control transaction (or an Affiliate thereof), or in cash or other property (including in the same consideration that other stockholders of the Company receive in connection with such Change in Control transaction), and retains the vesting schedule applicable to the original Award.

Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c) Other Requirements. Prior to any payment or adjustment contemplated under this Section 12, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d) Fractional Shares. Any adjustment provided under this Section 12 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e) Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 12 shall be conclusive and binding for all purposes and holders of Awards shall not be entitled to any additional compensation as a result of any such action taken by the Committee.

13. Amendments and Termination.

(a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance or termination shall be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 12 of the Plan); or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to Section 13(c) of the Plan without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 12, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

(c) No Repricing. Notwithstanding anything in the Plan to the contrary, without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

14. General.

(a) Award Agreements. Each Award (other than a Cash-Based Incentive Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability.

(i) Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by applicable law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or equityholders are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents. The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.

(d) Tax Withholding.

(i) A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii) Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy, all or any portion of the minimum income, employment and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii) The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).

(e) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and the Participant’s participation in the Plan.

(f) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(g) International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(h) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.

(i) Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination of employment, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(j) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(k) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and

Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable); over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (B) in the case of Restricted Stock, Restricted Stock Units or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units or Other Equity-Based Awards, or the underlying shares in respect thereof.

(l) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(m) Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(n) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(o) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(p) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(q) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(r) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER

(s) Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(t) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(u) Section 409A of the Code.

(i) Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan

(including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(ii) Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six (6) months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii) Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code; or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(v) Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) applicable law. Further, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(w) Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

(x) Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Gardner Denver’s second amended and restated certificate of incorporation provides for this limitation of liability. Gardner Denver has entered into indemnification agreements with Gardner Denver’s directors that provide for Gardner Denver to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145 of the DGCL.

Gardner Denver’s amended and restated bylaws provide that Gardner Denver must indemnify, and advance expenses to, Gardner Denver’s directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of Gardner Denver’s second amended and restated certificate of incorporation, Gardner Denver’s amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, Gardner Denver shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Gardner Denver maintains standard policies of insurance that provide coverage (1) to Gardner Denver’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to Gardner Denver with respect to indemnification payments that Gardner Denver may make to such directors and officers.

Item 21.	Exhibits and Financial Statements Schedules
(a)	See Exhibit Index attached hereto and incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
Item 22.	Undertakings
(a)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b)	The undersigned registrant undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(c)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(e)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milwaukee, Wisconsin, on the 30th day of December, 2019.

GARDNER DENVER HOLDINGS, INC.

By:	/s/ Vicente Reynal
	Name:	Vicente Reynal
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Vicente Reynal, Emily A. Weaver and Andrew Schiesl, and each of them, any of whom may act without joinder of the other, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign and to file any or all amendments to this registration statement, including post-effective amendments to this registration statement, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed on the 30th day of December, 2019, by the following persons in the capacities indicated below:

Signature	Title

/s/ Vicente Reynal	Chief Executive Officer and Director (principal executive officer)
Vicente Reynal

/s/ Emily A. Weaver	Senior Vice President and Chief Financial Officer (principal financial officer)
Emily A. Weaver

/s/ Michael J. Scheske	Vice President and Corporate Controller (principal accounting officer)
Michael J. Scheske

/s/ John Humphrey	Director
John Humphrey

/s/ Joshua T. Weisenbeck	Director
Joshua T. Weisenbeck

/s/ Brandon F. Brahm	Director
Brandon F. Brahm

/s/ William P. Donnelly	Director
William P. Donnelly

/s/ Marc E. Jones	Director
Marc E. Jones

/s/ Nickolas Vande Steeg	Director
Nickolas Vande Steeg

/s/ Peter M. Stavros	Director
Peter M. Stavros

/s/ Elizabeth Centoni	Director
Elizabeth Centoni

/s/ William E. Kassling	Director
William E. Kassling

/s/ Michael V. Marn	Director
Michael V. Marn

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of April 30, 2019, by and among Ingersoll-Rand plc, Gardner Denver Holdings, Inc., Ingersoll-Rand U.S. HoldCo, Inc. and Charm Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ingersoll-Rand plc on May 6, 2019).†

2.2
Separation and Distribution Agreement, dated as of April 30, 2019, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Ingersoll-Rand plc on May 6, 2019).†

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP as to the shares of common stock issued by Gardner Denver Holdings, Inc.*
8.1	Form of Opinion of Simpson Thacher & Bartlett LLP as to certain tax matters.*
8.2	Form of Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters.*
8.3	Form of Opinion of Arthur Cox as to certain Irish tax matters.*
10.1	Form of Employee Matters Agreement, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc.**
10.2
Form of Tax Matters Agreement, by and among Ingersoll-Rand plc, Ingersoll-Rand Lux International Holding Company S.à r.l., Ingersoll-Rand Services Company, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc.**

10.3	Form of Real Estate Matters Agreement, by and between Ingersoll-Rand plc and Ingersoll-Rand U.S. HoldCo, Inc.**
10.4	Form of Intellectual Property Matters Agreement, by and among Ingersoll-Rand plc, Ingersoll-Rand U.S. HoldCo, Inc. and Gardner Denver Holdings, Inc.**
21.1	Subsidiaries of Gardner Denver Holdings, Inc.*
23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1).*
23.2	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1).*
23.3	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.2).*
23.4	Consent of Arthur Cox (included in Exhibit 8.3).*
23.5	Consent of Deloitte & Touche LLP relating to the audited financial statements of Gardner Denver Holdings, Inc.*
23.6	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of the Industrial Business of Ingersoll-Rand plc*
23.7	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of the Precision Flow Systems business of Silver II GP Holdings S.C.A.*
24.1	Power of Attorney (included on signature page).*
99.1	Form of proxy card for the special meeting of stockholders of Gardner Denver Holdings, Inc.**
99.2	Opinion of Robert W. Baird & Co. Incorporated (attached as Annex C to the proxy statement/prospectus-information statement which is a part of this Registration Statement).*
99.3	Consent of Robert W. Baird & Co. Incorporated*
*	Filed herewith
**	To be filed by amendment
†	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.